Form 20-F
period 2013-12-31
ALCATEL LUCENT
filed 2014-04-01
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11130

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

3 avenue Octave Gréard	as of May 19, 2014,
75007 Paris, France	148/150 route de la Reine
92100 Boulogne-Billancourt, France

(Address of principal executive offices)

Marisa BALDO

Telephone Number 33 (1) 40 76 10 10

Facsimile Number 33 (1) 40 76 14 05

3 avenue Octave Gréard

75007 Paris, France

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.05 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,808,554,197 ordinary shares, nominal value €0.05 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

	11.3	Audit committee financial expert	189

	11.4	Code of ethics	189

	11.5	Financial statements	189

	11.6	Exhibits	190

	11.7	Cross-reference table between Form 20-F and this document	190

	SIGNATURE		193

12	ALCATEL-LUCENT CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2013		195

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

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. (“Lucent”), since renamed Alcatel-Lucent USA Inc., completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2013, 2012, 2011, 2010 and 2009 included several negative, non-cash impacts of purchase accounting entries.

On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S.$1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. As a result of this transaction, our 2011, 2010 and 2009 financial results pertaining to the Genesys business were treated as discontinued operations.

In 2013, we made two changes in our accounting policies following the first application of IAS 19 “Employee Benefits” (revised) and the early adoption of IFRS 11 “Joint Arrangements”. Therefore, 2012, 2011, 2010 and 2009 figures were re-presented to reflect the retrospective application of these changes in our accounting policies.

1

    1

SELECTED FINANCIAL DATA

1.1 CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

1.1    CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

	For the year ended December 31,
(In millions, except per share data)	2013 (1)	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
Income Statement Data
Revenues	U.S.$19,891	€14,436	€14,449	€15,332	€15,664	€14,845
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets, and post-retirement benefit plan amendments	281	204	(493)	247	(78)	(390)
Restructuring costs	(742)	(538)	(489)	(203)	(371)	(598)
Impairment of assets	(755)	(548)	(894)	-	-	-
Income (loss) from operating activities	(1,027)	(745)	(1,659)	113	(385)	(750)
Income (loss) from continuing operations	(1,761)	(1,278)	(2,754)	295	(735)	(879)
Net income (loss)	(1,783)	(1,294)	(2,088)	709	(702)	(717)
Net income (loss) attributable to equity owners of the parent	(1,797)	(1,304)	(2,011)	660	(744)	(737)
Earnings per ordinary share (3)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share
• basic (4)	U.S.$(0.73)	€(0.53)	€(1.12)	€0.10	€(0.33)	€(0.38)
• diluted (5)	U.S.$(0.73)	€(0.53)	€(1.12)	€0.10	€(0.33)	€(0.38)
Dividend per ordinary share (6)	-	-	-	-	-	-
Dividend per ADS (5)	-	-	-	-	-	-

	At December 31,
(In millions)	2013 (1)	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
Statement of Financial Position Data
Total assets	U.S.$30,170	€21,896	€21,354	€24,196	€24,870	€23,888
Marketable securities and cash and cash equivalents	8,757	6,355	4,929	4,472	5,688	5,568
Bonds, notes issued and other debt - long-term part	6,782	4,922	3,954	4,290	4,112	4,179
Current portion of long-term debt and short-term debt	1,709	1,240	851	323	1,262	574
Capital stock	193	140	4,653	4,651	4,637	4,636
Equity attributable to the equity owners of the parent after appropriation (7)	4,041	2,933	1,938	3,844	3,534	3,729
Non-controlling interests	1,006	730	745	747	660	569

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.3779 on December 31, 2013.

(2)	The figures are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see note 4 to the consolidated financial statements for the year ended December 31, 2013).

(3)	As a result of the 2013 capital increase made by Alcatel-Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(4)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,431,168,718 in 2013, 2,396,818,408 in 2012, 2,393,578,923 in 2011, 2,388,138,857 in 2010 and 2,387,948,218 in 2009.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,431,168,718 in 2013, 2,396,818,408 in 2012, 2,701,421,886 in 2011, 2,388,138,857 in 2010 and 2,387,948,218 in 2009.

SELECTED FINANCIAL DATA

1.1 CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

(6)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2013 at our Annual Shareholders’ Meeting to be held on May 28, 2014.

(7)	Amounts presented are net of dividends distributed. No dividend was proposed and distributed as of December 31, 2013, 2012, 2011, 2010 and 2009.

1.2    EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro for each year from 2009 to 2013. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2013	U.S.$ 1.3303
2012	U.S.$ 1.2909
2011	U.S.$ 1.4002
2010	U.S.$ 1.3209
2009	U.S.$ 1.3955

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2014 (through March 20)	U.S.$ 1.3927	U.S.$ 1.3731
February 2014	U.S.$ 1.3806	U.S.$ 1.3507
January 2014	U.S.$ 1.3682	U.S.$ 1.3500
December 2013	U.S.$ 1.3816	U.S.$ 1.3552
November 2013	U.S.$ 1.3606	U.S.$ 1.3357
October 2013	U.S.$ 1.3810	U.S.$ 1.3490
September 2013	U.S.$ 1.3537	U.S.$ 1.3120

On March 20, 2014, the noon buying rate was €1.00 = U.S.$1.3784.

1

SELECTED FINANCIAL DATA

ACTIVITY OVERVIEW

2.1 CORE NETWORKING SEGMENT

2    ACTIVITY OVERVIEW

The charts below set forth the three operating segments that comprised our organization, after the announcement of The Shift Plan, in June 2013: Core Networking, Access and Other. According to independent industry analysts, such as Dell’Oro, Infonetics, Ovum and others, in 2013, we were able to maintain or grow our market position in certain key next generation technologies such as IP/MPLS service provider edge routers, Evolved Packet Core, DSL, VDSL2 and IP Multimedia Subsystems (IMS).

2.1    CORE NETWORKING SEGMENT

Our Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. In 2013, revenues in our Core Networking segment were €6,094 million, representing 42% of our total revenues. Within Core Networking, IP Routing revenues were €2,253 million in 2013, representing 37% of segment revenues, IP Transport revenues were €2,120 million, representing 35% of segment revenues and IP Platforms revenues were €1,721 million, representing 28% of segment revenues.

IP ROUTING

Description	Activities	Market positions
We are a world leader and privileged partner of service providers, enterprises and governments in transforming their networks to an all-IP (Internet Protocol) architecture.	Our central focus is on the intelligent IP router market and emerging Software Defined Networking (SDN) markets and related professional services. Our technology allows service providers to create a more efficient network infrastructure that enables new services to enrich the end-user experience and create sustainable value.

—   #2 in IP Services Edge Routing with 27% market share based on revenues in 2013 (1)

—    #2 in Evolved Packet Core with 19% market share based on revenues in 2013 (1)

—    #3 in total routing and switching with 15% market share based on revenues in 2013 (1)

(1)	Industry analysts

IP TRANSPORT

Description	Activities	Market positions
As a leader in optical networking, we help more than 1,000 service providers and large strategic industries to transform their optical transmission infrastructures, ensuring reliable transport of data at the lowest cost per bit and enabling new revenue generating services and applications.	We design, manufacture and market optical networking equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes related professional services and microwave wireless transmission equipment.	— #2 in total optical networking with 13% market share based on revenues in 2013 (1) — #2 in total 100Gbps port shipments through 2013 (1)

(1)	Industry analysts

IP PLATFORMS

Description	Activities	Market positions
Our IP Platforms portfolio provides software and services offerings that allow service providers (as well as some web scale players and extra large enterprises) to deliver, manage, charge for, and optimize their customers voice and data communications services. Our products and services have the inherent capabilities that service providers need for creating a data-driven business that helps them meet growing demand profitably, enhances and expands the experience for their users, and increases the speed of innovation to address future revenue growth.	We offer software and services to service providers that allow them to meet the market evolution needs of mobile and fixed networks. Our products and solutions are focused on the areas most relevant to our customers: Advanced Communications, Network Function Virtualization (NFV), Customer Experience, Payment, Policy and Charging, Network Intelligence, Operations Support Systems, and related professional services.

—   #1 in IP Multimedia Subsystem (IMS) Voice Application Servers and IMS Call Session Control in 2013 based on revenues. We currently have 110 IMS customer projects including 43 with live commercial traffic (1)(2)

—   Approximately 100 Subscriber Data Management deployments with over one billion subscribers (1)

—    Approximately 30 active Network Intelligence deployments supporting services for more than 150 million subscribers (1)

—   Customer Experience solutions for approximately 260 of the world’s leading service providers (1)

—    15 NFV customer projects across major service providers globally (1)

(1)	Alcatel-Lucent estimate

(2)	Industry analysts

    2

2

ACTIVITY OVERVIEW

2.2 ACCESS SEGMENT

2.2    ACCESS SEGMENT

Our Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. In 2013, revenues in our Access segment were €7,447 million, representing 52% of our total revenues. Within Access, Wireless revenues were €4,510 million in 2013, representing 60% of segment revenues, Fixed Access revenues were €2,069 million, representing 28% of segment revenues, Licensing revenues were €77 million, representing 1% of segment revenues and Managed Services revenues were €791 million, representing 11% of segment revenues.

WIRELESS

Description	Activities	Market positions
We are one of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies. Our focus is on delivering high capacity, next generation wireless access for our customers to enable them to capture quickly and cost-effectively, the increasing demand for mobile broadband services.	We are committed to a wireless access portfolio that is best suited to the worldwide operators that are moving to 4G/LTE quickly and decisively. As such, our primary activities focus on delivering 4G/LTE overlay solutions, 3G/4G and multi-standard small cell solutions along with related professional services. Our wireless access portfolio also includes 3G (UMTS/HSPA/EV-DO), 2G (GSM/GPRS/EDGE, CDMA) wireless products and related professional services as well as our Radio Frequency Systems (RFS) portfolio.

—   #4 in Total Wireless Radio Access Networks (RAN) with 12.7% market share based on revenues in 2013(1)

—    #4 in LTE with 13.8% market share based on revenues in 2013 (1)

—    Small cell industry leader with 65 customer contracts through the end of 2013 (1)

—    #1 in CDMA, #4 in W-CDMA and #4 in GSM/GPRS/Edge based on revenues in 2013 (1)

(1)	Industry analysts

FIXED ACCESS

Description	Activities	Market positions
We are a worldwide leader in the fixed broadband access market, supporting the largest deployments of video, voice and data services over broadband. We are the largest global supplier of digital subscriber line (or DSL) technology, the second largest supplier of GPON technology and a leader in VDSL2 Vectoring (1).	Our family of IP-based fixed access products and related professional services provides support for both DSL and fiber, allowing service providers to extend Ultra-Broadband access to the customer’s premise regardless of technology and to seamlessly combine copper and fiber access technologies and FTTx deployment models to achieve the fastest return-on-investment and time-to-market.

—   #1 in broadband access with 48% DSL market share based on revenues in 2013 (1)

—    #1 in very-high-bit-rate digital subscriber line (VDSL2) with 51% market share based on revenues in 2013. We currently have 18 contracts and over 55 trials for VDSL2 Vectoring (1)(2)

—    #2 in gigabit passive optical network (GPON) technology based on revenues with 25% market share in 2013 (1)

(1)	Industry analysts

(2)	Alcatel-Lucent data

LICENSING

Description	Activities	Market positions
We are one the largest patent owners in the telecommunications industry. While we have particular strengths in the wireless, optical, and data networking segments, our patents cover a diverse range of technologies.	The Intellectual Property Business Group works to monetize our patent portfolio through licensing and patent sales while also maintaining and prosecuting patents.	— Over 32,000 active patents worldwide — Over 3,000 newly granted patents in 2013 — Almost 15,000 pending patent applications

ACTIVITY OVERVIEW

2.2 ACCESS SEGMENT

MANAGED SERVICES

Description	Activities	Market positions
We are a leader in providing innovative managed services solutions in both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations.	Our managed services portfolio includes Build-Operate-Manage-Transfer (BOMT) Solutions, Operations Transformation Solutions, and Network Operations Services. These services can be delivered across a wide array of network technologies including Network Access (FTTx), Next generation wireless (LTE, Small Cells, 4G), and IP Networks.	— Managed Services contracts in approximately 80 networks that cover over 200 million subscribers (1)

(1)	Alcatel-Lucent estimate

2.3    OTHER SEGMENT

Our Other segment includes our Enterprise and Government businesses. In 2013, revenues in our Other segment were €913 million, representing 6% of our total revenues.

Description	Activities	Market positions
Our Enterprise business is a world leader in communications and network solutions for businesses of all sizes. Our Government business, LGS Innovations provides networking solutions to the U.S. Federal Government.	Our Enterprise business supplies end-to-end products, solutions and services for small, medium, large and extra-large companies to improve conversations and collaboration across employees, customers and partners. LGS builds and delivers complete turnkey solutions in support of U.S. Federal Government agencies in the U.S.

—    Enterprise was listed as a Visionary in the 2013 Magic Quadrant for Wired and Wireless LAN Access Infrastructure. A “Visionary” is a company that has demonstrated the ability to increase the features in its offering to provide a unique and differentiated approach to the market (1)

(1)	Industry analysts

    2

2

ACTIVITY OVERVIEW

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

3.1    RISKS RELATING TO THE BUSINESS

The Shift Plan may not yield intended results, and we may not be able to transform ourselves successfully into a cash generative business.

The goal of The Shift Plan is to transform our Company into an IP and cloud networking and ultra-broadband specialist refocused on unlocking innovation, with a growing and cash generative business and a sound balance sheet by the end of 2015. The Shift Plan contemplates, among other things, fixed cost savings of € 1 billion in 2015 compared to our 2012 cost base and € 1 billion of cash generated from 2013 through 2015 as a result of asset dispositions, as well as plans to reprofile our debt by € 2 billion and reduce our overall level of debt by € 2 billion. While we believe that successful implementation of The Shift Plan is critical to our business and our ability to transform into a cash generative business with a sound balance sheet, our ability to achieve the goals set out in The Shift Plan (described in Section 6.8 “Strategy and outlook through 2015”) depends on a number of factors, many of which are beyond our control. These goals are also based on assumptions with respect to future business environment and/or decisions that are subject to change.

Factors that may prevent a successful implementation of The Shift Plan and achievement of the goals underlying The Shift Plan include the following:

—	our expectations with respect to the cash needs, market growth, customer demand and other trends in the industry in which we operate, as well as our ability to benefit from these trends, may prove to be inaccurate, and changes in the global economy may impact our ability to implement The Shift Plan;

—	organizational changes related to the implementation of The Shift Plan require the alignment and adjustment of resources, systems and tools, which if not completed in a structured manner could impact our ability to achieve goals contemplated by The Shift Plan;

—	in a highly competitive market, our ability to successfully develop new and improve existing products, market our products to new or existing customers, enter new markets and otherwise grow our businesses as contemplated may fall short of targets, and we may not be able to successfully or completely transform ourselves into an IP and cloud networking and ultra-broadband specialist within the timeframe contemplated by The Shift Plan;

—	our projected cost savings and ability to achieve the efficiencies contemplated by The Shift Plan may fall short of our targets or otherwise not occur;
—	the costs to effect the initiatives contemplated by The Shift Plan may exceed our estimates, and we may not be able to realize the cash inflows we target under The Shift Plan, including if disposals expected in connection with The Shift Plan do not yield the level of net proceeds expected or if we cannot access the debt or equity capital markets, which are often volatile, on terms that are attractive or at all, if and when needed to cover such costs (see below Risk Factor “Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.”);

—	our costs savings initiatives, including in research and development, may negatively affect our ability to develop new or improve existing products and compete effectively in certain markets, and there is no guarantee that we will continue to be able to successfully innovate or remain technologically competitive within the key markets contemplated by The Shift Plan;

—	we may not be able to successfully monetize our patent portfolio, as a result of changing technologies or otherwise;

—	we may not realize the benefits of The Shift Plan consistently between the date of its announcement and the end of 2015, and we may not realize such benefits until after 2015 or at all;

—	many of the initiatives we are contemplating require us to inform and consult with employees and labor representatives, and such processes may influence the timing, costs, extent of expected savings and even the feasibility of certain of the initiatives contemplated by The Shift Plan; and

—	some skilled employees may leave our Group in connection with the initiatives contemplated by The Shift Plan, and loss of their expertise may limit our ability to achieve the goals contemplated by The Shift Plan.

While we intend to implement The Shift Plan, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits and other cost saving initiatives. In addition, there can be no assurance that The Shift Plan will not change in the future if the management team determines to make such changes. Any changes in The Shift Plan may decrease our ability to realize the projected benefits or cost savings of The Shift Plan on the time line contemplated by it.

If we are unable to realize the projected benefits or cost savings contemplated by The Shift Plan, it may negatively

    3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

impact our reputation or have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, the continued efforts to implement The Shift Plan and the cost saving initiatives may divert management attention from the rest of the business and adversely affect our business.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2013 where the continued growth in smartphone penetration, mobile data and all-IP network transformation led to increased spending in IP and ultra-broadband access technologies, including certain regional growth in 4G LTE wireless technologies, mainly the United States, while other regions and countries, such as Europe and China, started to show signs of improvement as the year came to an end. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

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

Our working capital requirements and cash flows historically have been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

—	the level of sales and profitability;

—	the effectiveness of inventory management;

—	the collection of receivables;

—	the timing and size of capital expenditures;

—	costs associated with potential restructuring actions; and

—	customer credit risk.

Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms and credit facilities, including a new €504 million revolving credit facility which was undrawn as of December 31, 2013. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable; the perception of our credit quality by lenders and investors; the debt and equity market conditions generally, and our compliance with the terms of our outstanding Senior Secured Credit Facility and our debt indentures. Given current conditions, access to the debt and equity markets may not be relied upon at any given time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations for the next twelve months. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through further recourse to external sources, such as capital market proceeds, asset sales or financing from third parties, beyond those funds already obtained or contemplated to be obtained through the implementation of The Shift Plan. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur higher levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

Our ability to have access to the capital markets and our financing costs is, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to our debt and corporate credit and their outlook with respect to our business. Our current short-term and long-term credit ratings, as well as any possible future lowering of our ratings, may result in higher financing costs and reduced access to the capital markets. We cannot provide any assurance that our credit ratings will continue to be sufficient to give us access to the capital markets on acceptable terms, or that such credit ratings will not be reduced by Standard & Poor’s, Moody’s or similar rating agencies.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

In January 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into three secured credit facilities, one of which, for U.S.$ 1,750 million, remains outstanding as of December 31, 2013 in an amount of U.S.$ 1,732.5 million. The U.S.$ 1,750 million Senior Secured Credit Facility is notably secured by a material portion of our assets, so that in case of default under this Senior Secured Credit Facility, a material portion of our assets may be sold in connection with the enforcement of applicable security arrangements, which in all likelihood would have a material adverse effect on our business, financial results and our ability to achieve our objectives.

The U.S.$ 1,750 million Senior Credit Facility (which is described in detail in Section 4.5 “Material Contracts”, sub-heading “2013 Senior Secured Credit Facilities” and in Section 6.6 “Liquidity and Capital Resources”, sub-heading “Capital Resources” – 2013 Senior Secured Credit Facilities) is secured by a first priority lien over (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and the other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

As the U.S.$ 1,750 million Senior Secured Credit Facility is secured by a material portion of the Group’s assets, if we default under our outstanding Senior Secured Credit Facility and the lenders seek to enforce the various related security interests, a material portion of our assets may be sold in connection with the enforcement of the applicable security arrangements, which in all likelihood would have a material adverse effect on our business, financial results and our ability to achieve our objectives, have a significant impact on the value of the Group and jeopardize the continuation of our business. In addition, we may be required to seek a waiver in respect of any defaults under the U.S.$ 1,750 million Senior Secured Credit Facility which may give rise to additional costs or require us to agree to amendments to covenants that have the effect of further restricting our operations.

Credit and commercial risks and exposures could increase if the financial condition of our customers declines.

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to provide financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. In the past, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. We cannot predict how that situation may evolve in 2014, when we expect uncertain economic conditions to continue. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks, including through the use of derivative financial instruments.

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2013. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable.

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse

    3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

market conditions that are either specific to us or the broader telecommunications industry or more general in nature.

Based on the estimated impact of The Shift Plan on the recoverable value of certain Product Divisions, we decided, as prescribed by IAS 36 “Impairment of Assets”, to perform a selective impairment test as of June 30, 2013 on three Product Divisions (Wireless, Optics Terrestrial and Enterprise). Assumptions used in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions used in The Shift Plan. As a result of this selective additional impairment test, all the goodwill related to the Wireless Product Division, as modified by the new organizational structure adopted as part of The Shift Plan, was impaired, representing an impairment loss of €574 million. No impairment loss was accounted for in the two other Product Divisions.

More details on past impairment charges can be found in Note 2c to our consolidated financial statements.

If any material unfavorable change in any of the key assumptions used to determine the recoverable value of our Product Divisions, notably those derived from The Shift Plan, as described in Chapter 6 “Presentation of Financial Information”, under the heading “Critical Accounting Policies”, were to occur, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

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

The development of new technologies remains a significant risk to us, due to the efforts that we still need to make to achieve technological feasibility, due – as mentioned above – to rapidly changing customer markets; and due to significant competitive threats.

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

Our manufacturing strategy is built upon two primary sources of production: predominantly, external manufacturing suppliers, and also internal manufacturing locations. When we resort to external manufacturing, the primary owner of inventory, standard manufacturing equipment and common test equipment is the external manufacturer, but in the vast majority of cases we own the custom-made test equipment, which would allow us to change manufacturing locations more easily if this became necessary. The manufacturing equipment and common and custom-made test equipment in our internal manufacturing locations are owned by us.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

However, despite the above measures, in the event of a disruptive event we may not be able to mitigate entirely the disruption risks for all of our products and, depending on the nature of such event, we may be required to prioritize our manufacturing and as a result, the supply of some of our products may be more affected than that of others.

Sourcing strategies are developed and updated annually to identify primary technologies and supply sources used in the selection of purchased components, finished goods, services and solutions. We multisource a large number of component and material families that are standard for the industry to the largest extent possible. For a number of components and finished goods families, we use multiple, predefined sources which allow us to have access to additional inventories in case of a disruptive event or to satisfy increased end customer demand. On the other hand, supply chain risks may arise with respect to components that are single-sourced or that have a long lead-time for a variety of reasons, such as non-forecasted upside demand, unusual allocation of components to competitors leading to shortages, discontinuance by the supplier, quality problems, etc, that may have an adverse impact on our ability to deliver our products. In addition, for certain specific parts, an alternative source may not be technologically feasible.

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

We are in the process of outsourcing a significant portion of our finance and human resources (HR) processes and services, increasing our dependence on the reliability of external providers. Interruptions in the availability of these processes and services could have a material adverse impact on the responsiveness and quality of these processes and services that are crucial to our business operations, and on our future ability to adapt to changing business needs.

Due to the customized nature of the services outsourced in the area of finance and HR, a failure to structure an efficient relationship with the outsourcing company we have selected may lead to on-going operational problems or even to severe business disruptions. In addition, as management’s focus shifts from a direct to an indirect operational control in these areas, there is a risk that without active management and monitoring of the relationship, the services provided may be below appropriate quality standards. There is the added risk that the outsourcing company may not meet the agreed service levels, in which case, depending on the impacted service, the contractual remedies may not fully cure all of the damages we may suffer. This is particularly true for any deficiencies that would impact the reporting requirements applicable to us as a company listed on Euronext NYSE in Paris and the NYSE in New York.

In order to implement this outsourcing, changes in our business practices and processes will be required to capture economies of scale and operational efficiencies, and to reflect a different way of doing business. Consequently, business processes that were customized for individual business units or for the Group will be converted to a more standardized format. During the transition to outsourcing, our employees will need to train the outsourcing company’s staff or get trained on the outsourcing company’s systems, potentially resulting in the distraction of our human resources. Adjustments to staff size and transfer of employees to the outsourcing companies could impact morale and raise complex labor law issues, which we would seek to address, but the adverse effects of which might impact the business case for this outsourcing. If inadequately handled, the transition may result in the loss of certain personnel who are highly skilled and familiar with our practices and requirements.

There is also a risk that, in spite of our independent validation of the control procedures, we may not be able to determine whether controls have been effectively implemented, and whether the outsourcing company’s performance monitoring reports are accurate. Concerns equally could arise from giving third parties access to confidential data, strategic technology applications, and the books and records of the Group.

In the longer term, this type of organization potentially creates a dependency on the outsourcing company. This dependency may increase over time, since our ability to learn from day-to-day responsibilities and hands-on experience, and from responding to changing business needs, may be diminished.

Although we have selected a reputable company to provide the outsourced finance and HR services, and are working closely with it to identify risks and implement measures to minimize them, we cannot give assurances that the availability of the processes and services upon which we rely will not be interrupted, which could result in a material adverse impact on our business operations, in particular during the transition phase. Recurring performance problems may result in missed reporting deadlines, financial losses, missed business opportunities and reputational concerns.

Information system risks, data protection breaches, cyber-attacks and industrial espionage may result in unauthorized access to or modification, misappropriation or loss of, the intellectual property and confidential information that we own or that has been entrusted to us by third parties as well as interruptions to the availability of our systems or the systems that we manage for third parties.

Valuable intellectual property essential to our business operations and competitiveness, as well as other confidential and proprietary information (our own and that of customers, suppliers and other third parties including our customers’ end user customers) are stored in or accessible through our

    3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

information systems, a large part of which is managed by a third party to whom we have outsourced a significant portion of our IT operations, as well as through the network and information systems that we manage for or sell to third parties or for whose security and reliability we may otherwise be accountable. Unauthorized access to or modification, misappropriation or loss of, such information could have a material adverse impact on our business and results of operations. As we expand our use of cloud-based providers and services, the amount of information outside of our direct control increases, resulting in increasing risk. Also, increased business activities such as divestitures, outsourcing and downsizing raises the likelihood that critical information could be compromised by external or internal factors.

Unauthorized third parties have targeted our information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. Such attempts to access our information systems have on one occasion been successful in 2013. We are currently investigating the impact of this attack. Although we have no reason to believe that sensitive information has actually been compromised, at this stage of the investigation, we are not in a position to be conclusive. We continue to take corrective actions that we believe will substantially mitigate the risk that such attacks will materially impact our business or operations, or that of our customers. However, we cannot rule out that there may have been other cyber attacks that have been successful and/or not detected. Our business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by third parties as well as employees.

We have procedures in place for responding to known or suspected data breaches. In addition, we conduct periodic assessments of our system vulnerabilities and the effectiveness of our security protections and have undertaken and will continue to undertake information security improvement programs ourselves and in coordination with our suppliers and business partners. We are also increasing the resources allocated in this area. However, there is no guarantee that our existing procedures or the improvement programs will be sufficient to prevent future security breaches or cyber attacks. In addition, as we have outsourced a significant portion of our information technology operations and other operations, we are also subject to vulnerabilities attributable to such third parties. Information technology is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change frequently and the parties behind cyber attacks and other industrial espionage are believed to be sophisticated and well funded, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to eliminate all risk of cyber attacks and data breaches. Unauthorized access to or modification, misappropriation or loss of, our intellectual property and confidential information could result in litigation and potential liability to customers, suppliers and other third parties, harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or damage our brand and reputation, which could materially adversely affect our business, results of operations or financial condition. In addition, the cost and operational consequences of implementing further information system protection measures could be significant. We may not be successful in implementing such measures, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact our business.

Because our business operations, including those we have outsourced, rely on our complex IT systems and networks (and related services), our reliance on the precautions taken by external companies to insure the reliability of our and their IT systems, networks and related services is increasing.

Despite these precautions, our business is susceptible to disruption from IT equipment failure, vandalism, cyber attacks, natural disasters, power outages and other events affecting the IT systems, networks and related services we manage, as well as third party systems. Although we have selected reputable companies to provide outsourced IT systems and services, and have worked closely with them to identify risks and implement countermeasures and controls, we cannot be sure that interruptions will not occur in the availability of the IT systems and services upon which we rely, with material adverse impacts on our business operations.

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

The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by customers or customers’ end users and other losses to us or to our customers or end users. These occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability. From time to time, we have experienced such occurrences.

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

Our ten largest customers accounted for 51% of our revenues in 2013 (among which Verizon, AT&T and Sprint represented 12%, 11% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 51% of our revenues in 2013 (among which Verizon, AT&T and Sprint represented

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

12%, 11% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and usually have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. Since The Shift Plan entails a streamlined set of product offerings, it may increase the likelihood that we may have to sell products that we would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

We have significant international operations and a significant amount of our revenues is earned in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. We expect to continue expanding business in emerging markets in Asia, Africa, Latin America and Eastern Europe. In many of the countries in these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments and privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries, similar to those in the Middle East and North Africa in the past three years, may have, at least temporarily, a negative impact on our operations in those countries.

The Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life-expectancy of covered employees and retirees, medical price increases, and changes in legal requirements. Even if these plans are currently fully funded, they are costly, and our efforts to satisfy further funding requirements or control these costs may be ineffective.

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit pension and welfare benefit plans that provide post-retirement pension, healthcare, and group life benefits. Such defined benefit pension and welfare benefit plans have funding requirements based on a variety of criteria, including asset allocation, performance of financial markets, interest rates, assumptions regarding life expectancy, medical prices, and changes in legal requirements. To the extent that any of the aforementioned criteria or other criteria changes, funding requirements of our major defined benefit pension plan may increase. We may be unsuccessful in our ability to control costs resulting from the increased funding requirements, and such inability to control costs could materially adversely impact our results of operations or financial position.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

For purposes of calculating our funding requirements for our U.S. pension plans, the U.S. Internal Revenue Code (the “Code”) provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2012 funding valuation, we selected the two-year asset fair value smoothing method for the U.S. management pension plan and U.S. occupational pension plans. The Moving Ahead for Progress in the 21st Century Act (MAP-21), enacted on July 6, 2012, affects U.S. tax-qualified pension plan funding requirements for plans that use time segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, commencing in 2012, MAP-21 stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21 is applicable to the Group’s U.S. management and active occupational pension plans, which use time segment interest rates for purposes of determining regulatory funding requirements, but not to the U.S. inactive occupational pension plan which, beginning in 2013 (for 2012), uses a full yield curve for such purposes. For the U.S. management and active occupational pension plans, MAP-21 is expected to result in an increase in the interest rates used for regulatory funding purposes. A preliminary assessment of those plans under the new legislation suggests no required funding contribution through at least 2016. Although MAP-21 is

    3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

currently not applicable to the Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

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

On February 4, 2014, the U.S. Society of Actuaries (SOA) released for public comment two draft proposals regarding the current rate of mortality observed in the portion of the U.S. population covered by corporate pension plans. These proposals-in the form of new base mortality rates (RP-2014) and a new mortality improvement scale (MP-2014)-represent a change from the mortality assumptions that we currently use for purposes of financial reporting and that we are required to use for regulatory funding purposes. They generally reflect longer life expectancies and would, if adopted currently and in their current form, result in an increase in our pension obligations. Although the SOA’s announced purpose in publicly releasing RP-2014 and MP-2014 in draft form is to seek review and feedback from the retirement plans community, it is our understanding that the proposed assumptions for longer life expectancies are unlikely to change from what is presented in the SOA drafts. Because the U.S. Internal Revenue Service (which oversees regulatory funding requirements for U.S. tax-qualified plans) has already issued its mortality assumptions for the 2014 and 2015 plan years, the new assumptions, even if adopted by the SOA in their current form, are not expected to become effective for regulatory funding purposes before at least the 2016 plan year.

We may not be able to fund the healthcare and group life insurance costs of our formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

We are currently funding, and expect to continue to fund our current healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our occupational – inactive pension plan in which these retirees are participants. Excess assets are defined by Section 420 of the Code as being those assets in excess of either 120% or 125% of the plan’s funding obligation before the application of MAP-21, depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits, we believe that we could continue to fund healthcare and life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers. However, a deterioration in the funded status of our occupational-inactive pension plan could negatively impact our ability to make future Section 420 transfers.

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

Our subsidiary Alcatel-Lucent Submarine Networks is an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities now expanding to the supply of broadband infrastructure to oil and gas platforms, sea wind-farms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of laying the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While we have in place contractual limitations and maintain insurance coverage to limit our exposure, we can provide no assurance that these protections will be sufficient to cover such exposure fully.

RISK FACTORS

3.2 LEGAL RISKS

3.2    LEGAL RISKS

We are involved in lawsuits which, if determined against us, could require us to pay substantial damages.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material damages resulting from these lawsuits could adversely affect our profitability and cash flow.

We have been, and continue to be, involved in investigations concerning alleged violations of anti-corruption laws, and have been, and could again be, subject to material fines, penalties and other sanctions as a result of such investigations.

Anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (the “FCPA”) also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we conduct operations throughout the world, and given that some of our clients are government-owned entities and that our projects and contracts often require approvals from public officials, there is a risk that our employees, consultants or agents may take actions that are in violation of our Group’s policies and of anti-corruption laws.

In the past, we have already experienced actual or alleged violations of anti-corruption laws, including of the FCPA. As a result, we had to pay substantial amounts to the U.S. Securities and Exchange Commission (the “SEC”) in disgorgement of profits and interest, and to the U.S. Department of Justice (the “DOJ”) in criminal fines. (See Section 4.2 “History and Development,” subsection “Highlights of Transactions during 2011 - FCPA Investigations”). Under the agreement with the DOJ, we entered into a deferred prosecution agreement (the “DPA”) charging us with violations of the internal controls and books and records provisions of the FCPA. The term of the DPA is three years and seven days, with the possibility of a one-year extension at the sole discretion of the DOJ. Among other things, the DPA contains provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”) for a term of three years from the Monitor’s appointment, subject to extension if there is an extension of the DPA. By its terms, the DPA expired on January 3, 2014, and the Monitor’s term is scheduled to end on July 1, 2014.

We have been working with the Monitor regarding his recommendations, most of which are focused on strengthening the resources dedicated to the “Compliance” organization of our Group, and on enhancing and expanding our policies and procedures, including those we use when we retain third parties (such as distributors and suppliers), and other modifications to specific policies and procedures.

The DOJ has indicated it may seek to extend the term of the DPA and the monitorship to provide the Monitor with additional time to confirm our improvements to our compliance systems. Absent any failure on our part to fully comply with the terms of the DPA, the DOJ will dismiss the charges underlying the DPA upon conclusion of any such extended term. However, if we fail to so comply, the DOJ has the right to proceed with the prosecution of pending corruption charges.

We are also subject to certain other ongoing investigations and proceedings in Costa Rica, France and Nigeria, as described in Section 6.10 “Legal Matters,” which may result in further material damages, fines, penalties and other sanctions, and in our inability to participate in certain public procurement contracts in those countries.

In addition, the measures taken based on the monitor’s recommendations, and our training and compliance programs may not be sufficient to prevent our employees, consultants or agents from further engaging in activities for which entities of our Group or their relevant corporate officers could be held liable under anti-corruption laws. Any further breaches or alleged breaches of such laws could have a material adverse effect on the reputation of our Group or on our operations and financial condition.

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

From time to time, we receive notices or claims from third parties of potential infringement in connection with products or software. We also may receive such notices or claims when we attempt to license our intellectual property to others. Intellectual property litigation can be costly and time consuming and can divert the attention of management and key personnel from other business issues. The complexity of

    3

3

RISK FACTORS

3.2 LEGAL RISKS

the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by us could compel us to enter into costly royalty or license agreements or force us to pay significant damages and could even require us to stop selling certain products. Further, if one of our important patents or other intellectual property rights is invalidated, we may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.

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

RISK FACTORS

3.3 RISKS RELATING TO OWNERSHIP OF OUR ADSs

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

We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their preemptive rights. This was the case with respect to the rights offering that we completed in December 2013 as part of the implementation of The Shift Plan.

    3

3

RISK FACTORS

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

Our registered office and principal place of business is 3, avenue Octave Gréard, 75007 Paris, France. At its meeting held on February 5, 2014, our Board of Directors approved the transfer of our registered office to 148/150 route de la Reine 92100 Boulogne-Billancourt, effective as of May 19, 2014. Our telephone number is +33 (0)1 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document.

The address for Barbara Larsen, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

    4

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

4.2    HISTORY AND DEVELOPMENT

RECENT EVENTS

2013 dividend. Our Board has determined not to pay a dividend on our ordinary shares and ADSs based on 2013 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 28, 2014.

Disposal of LGS. On April 1, 2014, we announced that we have formally signed and closed a definitive agreement for the sale of our subsidiary LGS Innovations LLC to a US-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant (for further details, please refer to below section “Highlights of transactions in 2013”).

Binding offer for the acquisition of Alcatel-Lucent Enterprise. On February 6, 2014, we announced that we received a binding offer from, and have entered into exclusive discussions with, China Huaxin, a technology investment company, for the acquisition of Alcatel-Lucent Enterprise. The contemplated transaction values Alcatel-Lucent Enterprise at €268 million on an enterprise value basis (cash-free / debt-free) and at an estimated €237 million at the time of the announcement on an equity value basis, for 100%. We will retain a minority stake of 15%. The proposed transaction was submitted to the workers council of Alcatel-Lucent Enterprise for the required information and consultation procedure. A definitive acquisition agreement is expected to be signed during the second quarter of 2014. Closing of this transaction is subject to certain conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

Repayment of convertible trust preferred securities. On January 13, 2014, we repaid in full the U.S. $931 million principal amount outstanding of the 7.75% Lucent Technologies Capital Trust I convertible trust preferred securities due 2017.

FCPA investigations. As disclosed below, in December 2010 we entered into final settlement agreements with the SEC and the DOJ regarding violations and alleged violations of the FCPA. We signed a deferred prosecution agreement (“DPA”) with the DOJ, pursuant to which the prosecution would be deferred for a term of three years and seven days, with the possibility of a one-year extension at the sole discretion of the DOJ. The DPA entered into effect on December 27, 2010, the date the DOJ filed the charging document with the court. Among other things, the DPA contained provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”) for three years. Similarly, under the agreement with the SEC, we agreed, among other things, to engage a Monitor for three years. By its terms, the DPA expired on January 3, 2014, and the Monitor’s term is scheduled to conclude on July 1, 2014. The DOJ has indicated it may seek to extend the term of the DPA and the monitorship to provide the Monitor with additional time to confirm our improvements to our compliance systems. Absent any failure on our part to fully comply with the terms of the DPA, the DOJ will dismiss the charges underlying the DPA upon conclusion of any such extended term.

HIGHLIGHTS OF TRANSACTIONS DURING 2013

DISPOSALS

Disposal of LGS. On December 20, 2013, we entered into a definitive agreement for the sale of our subsidiary LGS Innovations LLC, to a US-based company owned by an investor group led by Madison Dearborn Partners and that includes CoVant. The cash transaction will comprise a total amount of up to U.S.$ 200 million, of which 50 percent will be paid at closing, and up to 50 percent in a subsequent variable component will be determined based on the divested company’s results of operations for the 2014 fiscal year. Closing of the transaction is subject to certain conditions, including U.S. Government approvals, and is expected to occur during the second quarter of 2014.

OTHER MATTERS

Appointment of new CEO, CFO, and Vice-Chairman of the Board of Directors. On February 22, 2013, we announced the nomination of Mr. Michel Combes as Chief Executive Officer (CEO) effective on April 1, 2013. His nomination as director was approved at our Annual Shareholders’ Meeting on May 7, 2013. He succeeded Mr. Ben Verwaayen, who had decided not to seek re-election as a director at such meeting and stepped down as CEO.

On February 22, 2013, our Board of Directors approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

On August 28, 2013, we announced the nomination of Mr. Jean Raby as Chief Financial & Legal Officer effective on September 1, 2013.

Launch of The Shift Plan. On June 19, 2013, we launched The Shift Plan (discussed below) which, upon implementation, is designed to transform our Company into an IP and cloud networking and ultra-broadband specialist refocused on unlocking innovation with a growing and cash generative business and a sound balance sheet by the end of 2015.

The details and objectives of The Shift Plan are described in Section 6.8 “Strategy and outlook through 2015”, contained in this report.

As part of The Shift Plan, a new organization comprised of three reportable segments, Core Networking, Access and Other, became effective as of July 1, 2013. For further details on the breakdown about the new organization, please refer to Section 5.1 “Business Organization - New Organization,” and to Note 5 to our consolidated financial statements.

Completion, repricing and termination of multi-year financing commitments. On January 30, 2013, we entered into three Senior Secured Credit Facilities totaling approximately €2 billion. In connection with that transaction, our then existing unsecured revolving credit facility was terminated. We

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

later terminated two of these facilities and have amended the remaining facility, as discussed in further detail under Section 6.6 “Liquidity and Capital Resources.”

Rights issuance. As part of the implementation of The Shift Plan, in December 2013 we increased our capital with a rights offering guaranteed by a bank syndicate.

The rights offering raised € 957 million (including the issue premium), through the issuance of 455,568,488 new ordinary shares.

Issuance of notes and convertible bonds, and repurchases of notes and convertible bonds. On April 30, 2013, we made a cash tender offer to repurchase our 6.375% Senior Notes due 2014, our 2015 OCEANEs, and our 8.50% Senior Notes due 2016. (OCEANEs are bonds convertible into, and exchangeable for, new or existing shares of Alcatel Lucent). As a result, in May and June 2013, we repurchased and cancelled notes and OCEANEs having an aggregate nominal value of €446 million.

On May 14, 2013, Alcatel-Lucent USA Inc. launched an offer to purchase its 2.875% Series B convertible debentures due in 2025, as required under the terms of the indenture, due to the June 15, 2013 optional redemption date. On June 15, 2013, Alcatel-Lucent USA Inc. repurchased and cancelled a principal amount of U.S.$764 million of such debentures, representing approximately 99.8% of the debentures outstanding.

On June 26, 2013, as a first measure under The Shift Plan toward the objective of reprofiling our debt, we launched an offering of OCEANEs. The OCEANEs mature on July 1, 2018, bear a 4.25% annual interest rate, and have an initial conversion price is €1.80, equivalent to a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent. The proceeds of this offering, closed on July 3, 2013, were approximately €621 million, with a nominal value of €629 million. We used the proceeds of this offering to repurchase and cancel some of our existing 5.00% OCEANEs due 2015. We paid approximately €780 million in total for such repurchases. In December 2013, a portion of the then outstanding 2015 OCEANEs were converted into €48 million of Alcatel Lucent ordinary shares, and we repaid the remaining part of the 2015 OCEANEs for €11 million. Following the rights offering described above, due to the anti-dilution provisions of the OCEANEs 2018, the exchange ratio, which was one Alcatel Lucent share with a nominal value of €0.05 for one OCEANE 2018, was adjusted to 1.06 Alcatel Lucent shares with a nominal value of €0.05 for one OCEANE 2018, effective December 9, 2013. The conversion price remained unchanged at €1.80.

Between July and December, 2013, Alcatel-Lucent USA Inc. issued the following series of bonds: U.S.$500 million Senior Notes due January 1, 2020, with an 8.875% coupon; U.S.$1,000 million Senior Notes due November 15, 2020 with a 6.750% coupon; and U.S.$650 million Senior Notes due July 1, 2017 with a 4.625% coupon. The proceeds of these offerings were used to (i) repay outstanding debt under the Senior Secured Credit Facilities mentioned; (ii) repay or redeem Alcatel-Lucent USA Inc.’s outstanding Series A and Series B convertible debentures and Lucent Technologies Capital Trust I convertible trust preferred securities; and (iii) prefund the maturity of €274 million principal amount of

Alcatel Lucent’s 6.375% Senior Notes due in 2014. The offerings made in the United States were limited to qualified institutional buyers.

Capital decrease. Effective as of June, 2013, Alcatel Lucent’s capital was reduced to €116,471,561.65 by reducing the nominal value of its shares from €2.00 to €0.05 per share, pursuant to the capital decrease approved at the Extraordinary Shareholders’ Meeting held on May 29, 2013.

Revolving Credit Facility. On December 17, 2013, Alcatel-Lucent closed a € 504 million three-year revolving credit facility with a syndicate of 12 international banks. As of the date hereof, this facility remains undrawn.

Strategic partnership with Qualcomm. On September 30, 2013, we entered into a strategic partnership agreement with Qualcomm Incorporated to develop small cells for ultra-broadband wireless access. As a result, Qualcomm may purchase up to U.S.$20 million of our shares per year, in four tranches, over the period from 2013 to 2016. Each tranche is subject to a minimum lock-up period of six months. On September 30, Qualcomm Incorporated purchased approximately six million treasury shares (representing approximately 0.25% of our share capital) for U.S.$20 million.

End of joint venture with Bharti Airtel. In February 2013, we decided to discontinue our joint venture with Bharti Airtel formed in 2009 for the management of Bharti Airtel’s pan-India broadband and telephone services and to help Bharti Airtel’s transition to a next generation network across India. As a result, the former joint venture’s operations were absorbed into a new business entity set up by Bharti Airtel.

Termination of agreement with RPX. On March 7, 2013, we terminated our contract with RPX by mutual agreement, resulting in the extinguishment of all obligations of the parties, except for continuing obligations under certain non-disclosure provisions of the contract.

HIGHLIGHTS OF TRANSACTIONS DURING 2012

DISPOSALS

Disposal of Genesys. On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

OTHER MATTERS

Multi-year financing commitments. On December 14, 2012, we announced that we had entered into three fully-committed € 1.615 billion Senior Secured Credit Facilities underwritten by Credit Suisse AG and Goldman Sachs Bank USA. Alcatel-Lucent USA Inc. is the borrower under these Senior Secured Credit Facilities, and Alcatel-Lucent and some of its material subsidiaries are guarantors. The Senior Secured Credit Facilities were denominated in U.S. dollars and in euros, and had maturities of three and a half to six years. Two of the facilities were repaid in 2013, and there remains outstanding

    4

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

the U.S.$ 1,750 million facility (see section 4.5 “Material Contracts”; sub-section “2013 Senior Secured Credit Facilities,” of this annual report).

Launch of the Performance Program. On July 26, 2012 we launched The Performance Program, under which we expected to achieve €750 million in cost reductions, in addition to those previously announced in 2011, totaling €1.25 billion of cost savings by the end of 2013 taking into account our fixed and variable cost savings of close to €650 million in 2012. This program included reductions of approximately 5,500 global headcount across the Group and of approximately 1,400 contractors, exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets. As a part of The Performance Program, a new organization became effective as of January 1, 2013, but was replaced by the organization, effective July 1, 2013, adopted in the context of The Shift Plan.

Repurchases of convertible debentures. In February 2012, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent USA Inc. 2.875% Series B convertible debentures due June 2025 for U.S.$ 110 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$116 million. This represented 13% of the total U.S.$881 million nominal value of such debentures outstanding at December 31, 2011.

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

Agreement with RPX concerning our patents. On February 9, 2012 we entered into an agreement with RPX Corporation (“RPX”), a company active in the patent risk solutions business, pursuant to which RPX would offer access to our worldwide patent portfolio through non-exclusive patent licenses to be entered into between members of the RPX client network and Alcatel-Lucent.

HIGHLIGHTS OF TRANSACTIONS DURING 2011

Extension and repayment of notes issued in 2010. The maturity dates of the notes due in February 2011 for a nominal amount of €25 million and for notes due in May 2011 for a nominal amount of €50 million were extended until February 2012 and May 2012, respectively. The notes due in August and November 2011 for a nominal amount of €100 million were not extended and were repaid. After the extensions and after the repayments, the new maturity dates became February 2012 for a nominal amount of €50 million, including €25 million that had an original maturity of February 2012, and May 2012 for a nominal amount of €50 million.

Repayment of convertible bonds. On January 3, 2011 we repaid all of our 4.75% OCEANEs issued in June 2003 and due January 2011 that remained outstanding at that date, for their nominal value of €818 million.

FCPA investigations. In December 2010, we entered into final settlement agreements with the SEC and the DOJ with regards to violations and alleged violations of the FCPA in several countries, including but not limited to Costa Rica, Taiwan, and Kenya. Both agreements were approved in 2011 by the U.S. Federal Court, which resulted during that year in the payment of U.S.$45.4 million in disgorgement of profits and prejudgment interest to the SEC, the payment, for an amount of U.S.$25 million, of the first of the three installments of the criminal fine of U.S.$92 million imposed on us by the DOJ, and our appointment of a French anticorruption compliance monitor for three years. In addition, three of our subsidiaries – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica – each pleaded guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions.

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent beginning in 2006, the year of the merger of historical Alcatel and Lucent, until 2010:

2006

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

Sale of Dunkermotoren GmbH, our electrical fractional horsepower motors and drives subsidiary, to Triton

Joint announcement with Hewlett-Packard (HP) of a 10-year co-sourcing agreement expected to help improve the efficiency of IS/IT infrastructure and create a joint go-to-market approach

2010

Sale of our 26.7% stake in 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, to Pace plc

Sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG

    4

4

INFORMATION ABOUT THE GROUP

4.3 STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2013

4.3    STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2013(1)

The organization chart below reflects the main companies consolidated in the Group as of December 31, 2013 listed, in particular, in Note 38 of our consolidated financial statements. Percentages of shares capital’s interest equal 100% unless otherwise specified.

(1)	Merger of Alcatel-Lucent France into Alcatel-Lucent International as of December 31, 2013.

INFORMATION ABOUT THE GROUP

4.4 REAL ESTATE AND EQUIPMENT

4.4    REAL ESTATE AND EQUIPMENT

We occupy, as an owner or tenant, a large number of buildings, production sites, laboratories and service sites around the world. There are two distinct types of sites with the following features:

—	production and assembly sites dedicated to our various businesses;

—	sites that house research and innovation activities and support functions.

A significant portion of sites are located in Europe, in the United States and in China.

Most of our production and assembly is outsourced, while the remaining portion is carried out in our production sites. At December 31, 2013, our total production capacity was equal to approximately 257,000 sq. meters and the table below shows the breakdown by region for the Core Networking and Access segments, where our production capacity is concentrated.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 9.1 “Environment” of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 506 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

ALCATEL-LUCENT, PRODUCTION CAPACITY AT DECEMBER 31, 2013

(in thousands of sq. meters)	EMEA	Americas	APAC	Total
Core Networking	89	0	13	102
Access	53	54	48	155
Total	142	54	61	257

PRODUCTION/ASSEMBLY SITES

Country	Site	Ownership
China	Shanghai Pudong	Full ownership
China	Shanghai Songjiang	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership

The main features of our production sites are as follows:

—	site of Shanghai Pudong (China): 142,000 sq. meters, of which 24,000 sq. meters is used for the production for Fixed Access and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

—	site of Shanghai Songjiang (China): 22,340 sq. meters used for the manufacturing of products for RFS (Radio Frequency Systems);

—	site of Calais (France): 79,000 sq. meters, of which 61,000 sq. meters is used for the production of submarine cables;

—	site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

—	site of Greenwich (United Kingdom): 34,000 sq. meters, of which 19,500 sq. meters is used for the production of submarine cables;

—	site of Meriden (United States): 45,000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

    4

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

The occupation rate of these sites varies between 50 and 100% (average rate is 79%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant. The average rate of 79% is based on the global portfolio of Alcatel-Lucent. The facilities presented are the major sites and form a representative sample of our activities.

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

4.5    MATERIAL CONTRACTS

NATIONAL SECURITY AGREEMENT AND SPECIAL SECURITY AGREEMENT

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”), approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Special Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. As of November 20, 2012, the Department of Commerce ceased to be a party to the NSA. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations or make new recommendations to the

President of the United States, which could lead to new commitments for Alcatel Lucent. In addition, we agreed to establish a separate subsidiary to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. This separate subsidiary, LGS Innovations LLC (“LGS”), has a Board of Directors including at least three independent Directors who are resident citizens of the United States who have or are eligible to possess personnel security clearances from the Department of Defense. These Directors are former U.S. Secretary of Defense William Perry, former National Security Agency Director Lt. Gen. Kenneth A. Minihan, USAF (Ret.) and former Assistant Secretary of the U.S Navy Dr. H. Lee Buchanan. The SSA, effective December 20, 2006, that governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

On December 20, 2013, Alcatel-Lucent announced, subject to certain conditions, including U.S. Government approvals, the sale of LGS. Alcatel-Lucent is working with the U.S. Government to amend the NSA to allow Alcatel-Lucent to continue to sell products and services to the U.S. Government through LGS. In addition, by virtue of the sale of LGS, it is expected that Alcatel-Lucent will no longer be a party to the referenced SSA or have directors on the LGS board.

2013 SENIOR SECURED CREDIT FACILITIES

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and Alcatel Lucent and some subsidiaries of the Group, as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 (the “Senior Secured Credit Facilities”) and which comprised:

—	An asset sale facility with a total nominal value of U.S.$500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternative Base Rate (ABR) (the greatest of the Credit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;

—	A credit facility with a total nominal value of U.S.$1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019 and with a quarterly amortization of 0.25% of nominal value (the “U.S.$1,750 million Senior Secured Credit Facility”); and

—	A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019, and with a quarterly amortization of 0.25% of nominal value (the “€300 million Senior Secured Credit Facility”).

Consistent with the The Shift Plan:

—	On August 7, 2013, we repaid the asset sale facility, using the proceeds of the offering of the 8.875% Senior Notes due January, 2020, issued by Alcatel-Lucent USA Inc. (see Section 6.6 “Liquidity and Capital Resources”, sub-heading “Capital Resources”).

—	On August 16, 2013, Alcatel-Lucent USA Inc. amended the two Senior Secured Credit Facilities outstanding at the time. The amendments had the effect of changing certain covenants governing the facilities, in particular those restricting asset sales or dealing with mandatory prepayments in case of asset sales, and lowered the credit spread on the U.S.$1,750 million Senior Secured Credit Facility from 6.25% to 4.75% and the credit spread on the €300 million Senior Secured Credit Facility from 6.50% to 5.25%.

—	On December 6, 2013, we repaid the €300 million Senior Secured Credit Facility in full, using part of the proceeds of the offering of the 6.750% Senior Notes due November 15, 2020 issued by Alcatel-Lucent USA Inc. (see Section 6.6 “Liquidity and Capital Resources”, sub-heading “Capital Resources”).

As a result, only the U.S.$ 1,750 million Senior Secured Credit Facility remains outstanding.

—	On December 20, 2013, Alcatel-Lucent USA Inc. amended the U.S.$ 1,750 million Senior Secured Credit Facility, effective as of February 18, 2014, which amendment had

    4

4

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

the effect of lowering the credit spread from 4.75% to 3.50%. In addition, under the terms of this amendment, if, prior to August 18, 2014, all or part of the credit facility is voluntarily repaid with (a) cash from a loan financing, the primary purpose of which is to decrease the yield of such facility, or (b) cash from the issuance of notes or convertible debt, then such repayment must be made at 101.0% of the principal amount repaid. The credit facility is otherwise repayable at par at any time.

The U.S.$ 1,750 million Senior Secured Credit Facility is secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to the Senior Secured Credit Facilities (the “Credit Agreement”) contains customary representations and warranties as well as customary affirmative and negative covenants. It also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding loans and all other obligations under the Credit Agreement immediately due and payable as provided therein.

The Credit Agreement does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, our

Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents (iv) pay dividends, buy back equity, make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The Credit Agreement provides that the non-compliance with any of the covenants could be deemed an event of default.

In addition, the Credit Agreement provides that the sale of certain assets of our Group may trigger the mandatory pre-payment of a portion of the U.S.$ 1,750 million Senior Secured Credit Facility.

The proceeds of the Senior Secured Credit Facilities were used for the refinancing of existing near term debt maturities and for working capital and general corporate purposes.

In connection with the signature of the Credit Agreement, we terminated our multi-currency syndicated revolving bank credit facility signed on 5 April 2007 for five years, which had been extended up until 5 April 2013 and under which, since 5 April 2012, €837 million was available. This revolving bank credit facility was never drawn and as result no borrowings were outstanding under the facility at termination.

The description of the Credit Agreement contained herein is qualified in its entirety by reference to the Credit Agreement and the amendments thereto, which are part of this annual report as Exhibits 4.1 through 4.4.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

5    DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1    BUSINESS ORGANIZATION

Strategic Focus. There are several major trends changing the course of the communications and technology industry, and framing our strategic future:

—	Massive adoption of new devices connecting people and objects to the network.

—	This device adoption is accelerating a shift for operators towards ultra fast access. In the next five years, Bell Labs estimates that bandwidth is projected to increase by a factor of 100. An ultra-fast IP network is now an essential bridge to enable tailored services and experiences for each individual user. As a result, we anticipate an acceleration of Very high speed Digital Subscriber Line (VDSL), Fiber-to-the-Home (FTTH) and Long Term Evolution (LTE) deployments by operators. In addition, certain technologies that are intended to prevent traffic bottlenecks, such as backhaul, aggregation and optical transport are becoming key areas of investment for operators.

—	New cloud services are rapidly being introduced, triggering new designs, combining Cloud and Network infrastructure into one global resource, which we refer to as the data center. The data center will become a shared and flexible infrastructure that dynamically allocates to each individual user a “slice” of its capabilities. Simultaneously, many network functions (such as voice, packet or video delivery controls) are now being virtualized to run as software on servers in the cloud. These changes have a financial impact on the building of networks and the monetization of services.

—	Beyond the traditional telecommunication and cable carrier equipment market, there are many new customer segments emerging such as web-scale and “Infrastructure as a Service” companies which provide hosted services over network infrastructure. Large enterprises and public sector are also investing in carrier-grade networks. Government initiatives in many countries, either in fiber, wireless or involving public safety will aid in reshaping the broadband market.

Our operating strategy leverages these transformations and depends on our ability to lead the future market shifts to IP and cloud networking and ultra-broadband access. In June 2013, we launched The Shift Plan, which is a three-year industrial program that will reposition our company from a telecommunications generalist to a specialist, with better-aligned management, a sound financial foundation, a stronger focus on innovation and significant growth prospects. The Shift Plan focuses on specializing in IP and Cloud Networking and Ultra-Broadband Access in order to align the company’s key strengths with the evolution of the market. As such, we have refocused on a few strategic businesses with a tighter and more controlled portfolio while adapting our cost structure to strengthen our competitive positioning.

Our key strengths to achieve success in our market include:

—	Our rapid expansion into products focused on creating an all-IP network in the cloud. Our cloud IP assets provide our customers with the highest value, including: IP routing, Nuage Networks (our SDN platform), IP transport (including WDM) and selected IP Platforms such as Advanced Communications (IMS), Customer Experience Management and CloudBand, our virtualized software platform.

—	Leading insight on the design and evolution of ultra broadband telecommunications networks. We will continue to invest in fiber and in LTE including small cells, to pursue this goal.

—	Maintaining a core strategy and a sustained investment in Research and Development.

We believe that these strengths, coupled with the placement of IP at the center of our strategy will lead us to a successful future while taking into account the impact of the cloud on the future of the communications and technology industry. We anticipate that our new emphasis will enable us to target a wider range of customers beyond our traditional base of large telecommunications operators. Our sales and marketing strategy has been redesigned to take advantage of the new portfolio focus, identifying new and profitable market segments where our leading innovations in IP and cloud will allow us to better address a wider range of service providers, benefit from all-IP networks transformation with multiple system operators (MSOs), and address the telecommunications needs of web-scale customers and extra-large enterprises.

To achieve even broader success, we need to grow with an open strategy of partnerships. For example, we announced a partnership with Qualcomm to develop small cells for ultra-broadband wireless access. As Qualcomm is a leader in wireless chipsets and we are a leader in small cells, we together have the means to foster a worldwide adoption of indoor small cells. In February 2014, we also announced a global collaboration with Intel Corporation, to accelerate the market for cloud by enabling service providers worldwide to improve their time to market, operational efficiency and creative development of new products and services for consumers and business customers with the use of Network Functions Virtualization (NFV), where certain network functions can be virtualized to run in software. These partnerships will help us to scale and reshape the industry, and to create productive ecosystems.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

Organization. The new operating segments of our business adopted under The Shift Plan are as follows:

—	Core Networking which includes:

—	IP Routing, comprised of our IP routing portfolio and Nuage Networks,

—	IP Transport, comprised of our terrestrial optics, submarine optics and wireless transmission portfolios

—	IP Platforms, which includes software as well as services

—	Access which includes:

—	Wireless Access, which includes all of our mobile radio access products and technologies (LTE, CDMA, W-CDMA, GSM/EDGE, small cells)

—	Fixed Networks, focusing on copper and fiber access technologies

—	Managed Services, which includes Network Operations and other focused solutions for the carrier and strategic industries market,

—	Licensing, positioned around the monetization of our patent portfolio.

—	Other, which includes our Enterprise and government businesses.

In addition, we have three organizations with specific focuses:

—	Operations: the operations organization includes delivery, operations and critical functions to help drive and monitor the implementation of The Shift Plan.

—	Sales: our sales organization focuses on driving customer relationships and serving as the face of the company to the customer.

—	Strategy and Innovation: responsible for shaping the agenda of the future of the company. This organization oversees Bell Labs and manages our intellectual property.

We also have the following corporate functions: Finance and Legal, Human Resources, and Marketing.

For more information regarding The Shift Plan, see Chapter 6.8 – “Strategy and Outlook through 2015” and for financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 –“Operating and Financial Review and Prospects”, included elsewhere in this document.

New Organization

The following table shows how our prior organizational structure was changed to create the new organization structure under The Shift Plan:

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 CORE NETWORKING SEGMENT

5.2    CORE NETWORKING SEGMENT

Overview

Profound changes in the telecommunications market are impacting service providers’ networks. Mobile broadband data traffic – particularly video – continues to grow rapidly due to affordable smartphones, tablets and mobile devices, higher-speed wireless connectivity and more compelling services, content and applications. Mobile network operators are also deploying an increasing numbers of small cell sites to increase wireless capacity and coverage. In addition, increasing competition and next-generation broadband initiatives continue to place demands on fixed network operators. Together, these factors indicate that service providers operating either fixed or mobile networks must continue to invest in core networking infrastructure and Internet Protocol (IP) applications to keep up with data demands, as users expect high speed, high quality connections at any time and from anywhere.

Although service providers continue to sell network connectivity services, competition is robust and prices remain under constant pressure. In addition, service providers have found it difficult to sell value-added services that generate additional revenue streams, such as enterprise communications services and consumer entertainment services. Alternative web-based applications and services from Internet companies are becoming more appealing to consumers and cost effective for enterprises. Web scale companies, such as Google and Amazon, are successfully delivering web-based applications and services to end users from large global data centers and related interconnected networks that are simpler to operate and more cost effective than traditional service provide infrastructure.

To support the growth in these web-based applications and services and to make communication within and between data centers more efficient, new platforms are rapidly emerging. These new platforms integrate telecommunications-oriented IP networking and IT-oriented data center systems using a next generation approach to networking known as Software Defined Networking (SDN). SDN aims to make networking easier to deploy, more scalable, less prone to error and cheaper to operate by automating many of the processes used to configure, manage and maintain networks and deliver services today. In addition, a new approach to implementing telecommunications network functions is emerging. This new approach is called Network Functions Virtualization (NFV), in which certain network functions are implemented in software running on commercial off-the-shelf hardware instead of specific, purpose-designed hardware. By placing these virtualized platforms in data centers, NFV aims to significantly reduce the operating cost and increase the efficiency of telecommunications networks. Both service providers and Internet companies are very interested in SDN and NFV as these rapidly emerging technologies will enable them to implement more cost-effective networks and deliver cloud-based applications and services more efficiently.

In response to these changes in the telecommunications market, we have re-positioned ourselves as a specialist provider of Core Internet Protocol (IP) Networking and Ultra-Broadband Access, rather than a telecommunications generalist. Our Core Networking segment includes the following divisions: IP Routing, IP Transport and IP Platforms. In 2013, the Core Networking segment continued to invest in a next-generation network product portfolio spanning each of this segment’s divisions as well as related professional services. Our next-generation Core Networking product portfolio continues to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bandwidth. In addition, we are investing in our core networking portfolio to help service providers to evolve to a more efficient, cloud-based network infrastructure that embraces SDN and NFV operational models and enables them to launch services faster, generate new revenue and increase business efficiency.

In 2013, the Core Networking segment focused its R&D efforts on:

—	Next-generation IP platforms for core and edge routing, mobile backhaul and mobile packet core, which converge voice and data over an all-IP core network;

—	Multi-dimensional IP platform scale (covering capacity, services and control plane) using our in-house designed 400 gigabit/second (400 Gbps) FP3 network processor which allows for a fourfold improvement in performance and speed compared to current industry benchmarks, while reducing power consumption and space;

—	Optical switching and transport systems and technologies, including 100 gigabit/second (100 Gbps) coherent optics and our in-house designed 400 Gbps Photonic Service Engine (PSE);

—	SDN platforms and solutions that help service providers become more flexible, open and responsive to enterprise networking needs within the data center, between data centers and across the service provider Wide Area Network (WAN);

—	IP applications and solutions, collectively known as IP Platforms, such as Advanced Communications, Cloud, Customer Experience, Network Intelligence, Payment, Policy, & Charging, as well as Operations Support Systems (OSS) and Consulting services.

In 2013 our Core Networking segment revenues were €6,094 million including intersegment revenues and €6,073 million excluding intersegment revenues, representing 42% of our total revenues.

IP ROUTING

Our IP Routing division develops a portfolio of intelligent IP service routers, switches and SDN platforms that are designed to support IP-based applications and services while helping service providers monetize their network investments and reduce customer churn. These applications and services include broadband triple play (voice, video and data) services for residential customers; business Internet, Ethernet and IP Virtual Private Network (VPN) services for enterprise customers; mobile backhaul, next-generation mobile packet core and wireless Local Area Network (LAN) gateway capabilities for second generation (2G), third generation (3G) and fourth generation (4G/LTE) mobile and Wi-Fi services for mobile customers.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 CORE NETWORKING SEGMENT

The main product families within the IP portfolio are:

—	Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) core and edge routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including internet access, Internet Protocol TV (IPTV), Voice over IP, mobile phone and data and managed business VPNs) on a single common network infrastructure with superior scalability, performance, reliability and application intelligence;

—	Carrier Ethernet access and aggregation switch/routers. These platforms and devices enable carriers to deliver advanced residential, business and mobile backhaul services. These products are mainly used in metropolitan area networks, which span across a city or large campus;

—	Service Aggregation Routers. These platforms are optimized to facilitate the transition from legacy networking technologies to next generation Carrier Ethernet/packet networking, and are widely deployed for mobile backhauling, business services and fixed network aggregation;

—	Service Aware Management. These products help manage all parts of the IP/MPLS network and help service providers with simplified processes to allow new services, proactive troubleshooting, and streamlined integration within their existing networks;

—	Content Delivery Networks (CDN). These products distribute and store web and video content. They deliver a wide variety of video and other content to businesses and consumers in cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers; and

—	Software Defined Networking (SDN). SDN enable service providers, web-scale operators and large enterprises to build robust, automated and highly scalable data center and networking infrastructures that deliver secure virtual compute, storage and networking resources for multiple tenants and user groups.

The applicability of our IP Routing portfolio continues to expand to meet the needs of service providers. The following are some of our key areas of focus and investment in 2013:

—	Virtualized Services Platform (VSP) – Nuage Networks, our wholly-owned subsidiary, launched in April 2013, is delivering a Software-Defined Networking (SDN) solution to eliminate key data center network constraints that hinder cloud services adoption. The Nuage Networks VSP enables service providers, web-scale operators and large enterprises to virtualize and automate networks in accordance with established policies in order to provide instant, secure connectivity to multiple users.

—	Cloud-Optimized Metro Solutions – We repositioned our carrier Ethernet and optical aggregation portfolio to enable service providers to expand the capacity of their metro networks to address the rapidly increasing traffic generated by faster broadband access connections, 3G and 4G mobile networks, more dynamic data center services and new cloud-based services.

—	Core router platform – We expanded our customer base for the 7950 Extensible Routing System (XRS), a next-
generation core IP router designed to help service providers address the rapid growth of data traffic on core networks.

—	Enhanced IP edge routing features – We continue to develop advanced features for our IP edge routers such as policy management, advanced video delivery, advanced threat management and the latest internet protocol standard, IPv6.

—	Mobile backhaul – We expanded our broad IP mobile backhaul portfolio to address the challenges of deploying mobile backhaul for small cell networks while, at the same time, ensuring seamless backhaul management and operations across the broader 3G or 4G/LTE mobile network.

—	Wireless LAN (WLAN) gateway – As part of our Carrier WiFi® solution, we extended the capabilities of our IP service routers to provide WLAN gateway functionality to allow service providers to offer secure and trusted Wi-Fi access to mobile and fixed broadband networks; and

—	Wireless packet core – Our Wireless Packet Core supports LTE Evolved Packet Core (EPC) and next-generation 2G/3G/3G+ packet core functionality to seamlessly deliver mobile traffic across all wireless technologies. In 2013, we continued to improve the performance of our products by leveraging the high-performance capabilities of our IP service router. We also continued to work on delivering major improvements in scale, performance and quality of service compared to traditional 2G/3G mobile gateway platforms, while supporting advanced features and standards-based charging interfaces for online and offline charging.

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

IP TRANSPORT

Our IP Transport division designs equipment for the transmission of high-speed data over fiber optic connections. The division focuses on terrestrial optical equipment for land (terrestrial) and undersea (submarine), for short distances in metropolitan and regional areas, and for traffic aggregation of fixed and mobile multi-service networks. Our leading transport portfolio also includes microwave wireless transmission equipment.

Terrestrial optics

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro access to the network core. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms. They can introduce a wide variety of managed data services that include multiple service quality

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 CORE NETWORKING SEGMENT

capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer new services and to support 3G and 4G LTE mobile services.

As a leader in optical networking, we play a key role in the transformation of optical transport networks. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, and meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on an intelligent photonics approach which eliminates the need for frequent on-site configuration. The 100 Gbps, 200 Gbps and 400 Gbps technology available in our WDM products along with 10 Gbps and 40 Gbps high speed WDM uplinks allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2013, the Terrestrial optics division expanded the scalability, agility, versatility and performance features of our photonic networking product portfolio, which allows service providers to more efficiently transport increasing volumes of IP-based traffic. During 2013, the Terrestrial optics division continued and expanded its R&D efforts on:

—	Integrated packet transport. This capability further enhances our terrestrial optics portfolio by leveraging our IP assets to provide comprehensive packet transport capabilities on the 1830 PSS product, our flagship WDM product.

—	100 Gbps. We continue to make investments to enable wider adoption of 100 Gbps WDM in the core network and to expand into the metro network as well in increasingly more challenging and complex use cases.

—	400 Gbps WDM. We have seen an increasing interest in 400 Gbps WDM, enabling transport network speeds four times faster than current 100 Gbps WDM. A number of customers successfully completed trials and deployments on key routes. However, we believe the wide spread commercial adoption of 400 Gbps WDM will take several years.

—	10 Gbps, 40 Gbps and 100 Gbps DWDM uplink cards. These cards enable cost-effective transferring of data and switching of lower bit rate services into higher bit rate wavelengths for efficient transport networking.

—	A flexible-grid-ready wavelength selective switch. Delivered through a software upgrade, this product enables wavelengths to be packed more densely, enabling more cost-effective transport.

—	IP traffic integration. This technology leverages our IP hardware and software assets to deliver switched native Ethernet transport directly on our photonic networking platforms in order to eliminate a need for more than one platform at a given site and enabling a reduction in the number of required ports on our photonic networking platforms and inter-connected service platforms.

—	Multi-layer control plane. This product organizes traffic so that it can be transported at the most economical layer in addition to allowing for the monitoring, reporting and enforcement of services.

These optical products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

Submarine

We are the industry leader in the development, manufacturing, installation and maintenance of undersea telecommunications cable networks. Our submarine cable networks connect continents (using optical amplification required over long distances), mainland to islands and between islands or several points along a coast. This market is characterized by relatively few large contracts that often require more than a year to complete. Projects are currently concentrated on links between North and South America, Europe, Asia and the Pacific region. In addition to new cable systems, this market also includes significant activity to upgrade existing transpacific, transatlantic and some African systems as our service provider customers add more capacity by moving to 100 Gbps in response to surging broadband traffic volumes.

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

In 2013, the Wireless Transmission unit continued to focus its R&D efforts on:

—	ETSI-optimized 9500 Microwave Packet Radio (MPR) product, which is a next-generation multi-purpose packet microwave radio used for long haul applications that deliver an eight-fold increase in capacity through the use of one-third of the footprint of traditional solutions to support growing LTE adoption in the EMEA region.

—	The 9500 Microwave Packet Radio (MPR) also allows service providers to quickly and efficiently transform their networks from legacy, or time-division multiplexing (TDM), transport to highly efficient packet transport. Packet transport supports the shift to IP-based services and data traffic and growth;

—	IP-enabled microwave for mobile backhaul applications, which combines packet-based wireless transmission with IP networking to help service providers transition from second generation (2G) to third or fourth generation (3G or 4G) mobile networks.

In the wireless transmission market, we maintained leadership positions in the worldwide packet microwave segment in 2013 as well as the long haul segment in the trailing four-quarters ending September 30, 2013.

IP PLATFORMS

Our IP Platforms portfolio provides systems hardware, software platforms and applications that help communications service providers to optimize their networks and operations,

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 CORE NETWORKING SEGMENT

improve the customer experience and monetize new services. These IP Platforms solutions include:

—	Advanced Communications. Applications comprised of communication products, solutions and services to help our customers – both service providers and enterprises –transition to next generation voice, video and messaging communications services. Key components include IMS, subscriber data management and messaging/communication enablers such as WebRTC and open network APIs, which allow third parties to leverage operators’ networks in an open and secure manner. During 2013, we successfully integrated an end-to-end VoLTE (Voice over LTE) solution into our Advanced Communications portfolio and have continued to innovate around voice, video, and messaging services.

—	Customer Experience solutions. Built around our Motive customer care software, the products enable communications providers to offer, activate, support and manage a wide range of high-speed Internet, Voice-over-IP (VoIP), video, mobile and converged services. Motive software gives communications providers the tools they need to help customers set up, manage, and meter their home and mobile devices and services. Our investment focus has been on deepening our analytics capabilities to support end-to-end assessments of customer experience, and on expanding our presence in mobile networks and applications.

—	Network Function Virtualization (NFV). A new technology designed to apply cloud principles to the network infrastructures of communications service providers. Our CloudBand solution serves as the NFV platform on which virtualized network applications, such as virtual IP Multimedia Subsystem or virtual Evolved Packet Core can be deployed. CloudBand combines the power of the telecom network with the flexibility and cost efficiencies of IT cloud services. The CloudBand Management System orchestrates and optimizes services between the communications network and the cloud, while the CloudBand Node provides the computing, storage and networking hardware and associated software to host a wide range of NFV applications. In 2013 we extended our leadership position as an innovator in application of cloud technology in the telecommunications sector by advancing our CloudBand key carrier cloud solution portfolio and establishing the CloudBand Ecosystem program to bring together cloud innovators and service providers to build new NFV partnerships.

—	Network Intelligence portfolio. This portfolio of products and services helps service providers to better extract intelligence from the network and combine it with key customer data to improve strategic decision-making, operational efficiency, and customer experience and revenue generation. This portfolio is centered on the Motive Big Network Analytics (BNA) solution, which provides analysis derived from network data allowing for improved performance and end-user satisfaction.

—	Payment, Policy and Charging portfolio. Offers real-time rating/charging and policy control capabilities that help our customers to “mobilize the data plan”: to build compelling offers and generate revenue to address the shift from a traditional voice and SMS model to a mobile-data-centric model. In 2013, we launched our innovative Smart Plan solution which allows service providers to create a branded experience on the mobile device making it easier for subscribers to discover, purchase and manage broadband services. We also introduced Diameter Signaling Control capabilities that help service providers manage the increase in control plane traffic.

—	Operational Systems Support (OSS) portfolio. Focused on key areas including Service Assurance/Fault Management, Service Fulfillment and Inventory, and Customer Experience. Our breadth and depth of experience in these areas are supported by an industry leading integration-lab, proven consulting methodologies, and the IT-systems expertise delivered as a trusted advisor to service providers.

—	Consulting Services. Works with customers to address their strategic and business issues by enabling them to transform and harness their network as a business platform, as well as accelerate innovation. Our experienced consulting team draws on our global business and solutions expertise. We guide our customers through a holistic and collaborative approach toward lasting positive change and aspire to be our customers’ trusted advisor. Our consulting services help customers to audit, optimize, consolidate and evolve network infrastructure and operations to drive down cost and ensure they can take advantage of emerging opportunities. We also help customers to launch new infrastructure services and enter the fast-growing wholesale markets.

As part of The Shift Plan, we have stream-lined our payment business and disposed of our applications enablement and mobile commerce businesses. In addition, we are phasing out our business support system (BSS) business and streamlining our OSS business.

Strategic Industries

We are a trusted communications provider for Transportation (Railways, Highways), Energy (Power Utilities, Oil & Gas) and Public Sector (State and Local Government, Public Safety and Defense) customers. We deliver proven, dynamic communication solutions to optimize operations efficiency, enhance customer satisfaction and increase the safety and security of networks for key industries. We offer industry-specific knowledge and integration expertise in networks used by the industries mentioned above.

5.3    ACCESS SEGMENT

Overview

Smartphones, tablets, and other mobile, intelligent devices are increasingly pervasive, connecting people, businesses and societies in new and exciting ways. Service providers are challenged with connecting users and their devices to networks, services and applications. Demand for faster broadband services reflect a market environment in which

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 ACCESS SEGMENT

broadband traffic is growing exponentially. More and more data, applications and services are moving to the cloud, stored in massive data centers. The access network is now the essential bridge between users and the cloud, making content, services and applications accessible on any device and at any time and from any location. The role of the access network is changing to deliver more capacity at the lowest cost without compromising performance and functionality.

In response to these changes in the role of the access network, we have re-positioned our wireless and fixed access portfolios to focus on Ultra-Broadband Access, providing our customers with high-speed, high capacity, high performance access solutions. These ultra-broadband solutions leverage the latest innovations in fixed and wireless access technologies and build on our leadership position in the fixed and wireless access markets.

In 2013, the Access segment focused its R&D efforts on:

—	Ultra-fast fixed broadband solutions using copper and fiber technologies such as VDSL2, vectoring and passive optical networks (PON)

—	Ultra-fast mobile broadband solutions using wireless technologies such as LTE and small cells; and

—	Highly distributed architectures for fixed access (also known as fiber-to-the-x, or FTTx) and wireless access (small cells, LTE overlay) that often require scalable approaches to aggregation and backhaul.

In addition to the Wireless Access and Fixed Access divisions discussed above, the Access Segment also includes our Licensing and Managed Services divisions.

In 2013 our Access segment revenues were € 7,447 million including intersegment revenues and € 7,437 million excluding intersegment revenues, representing 52% of our total revenues.

WIRELESS

As the wireless market has become faster and more dynamic than ever before, competition among operators has intensified, making the need to upgrade to LTE a necessity. At the same time, we are seeing a shift in the approach operators are taking to build their networks. Historically, in the migration from 2G to 3G, operators predominantly chose to build converged networks with a focus on saving costs through the operation of a single, common network. However, in the case of LTE, many operators are choosing an overlay approach, where LTE is deployed as a separate network over existing 2G/3G networks.

We are also observing strong momentum in small cells with many operators utilizing small cells as a way to rapidly and cost effectively add coverage and capacity exactly where it is needed. And as such, we are witnessing the first large scale deployments of small cells in the United States and China. We continue to aggressively transition our wireless portfolio towards LTE and small cells and away from 2G/3G legacy technologies.

Our wireless products and services portfolio enables mobile network operators to cost effectively satisfy the demand for mobile data capacity. In 2013, we focused our wireless investments in three areas – LTE (4G) overlay, small cells, and transitional second and third generation (2G/3G) Radio

Access Network (RAN) products. These investment focus areas mirror the evolution plans of major mobile network operators as they respond to the increasing demand for mobile data services and increase the capacity of their wireless networks.

LTE (Long-Term Evolution)

Fuelled by the surge of mobile broadband data traffic, the market for 4G LTE (Long Term Evolution) is reaching maturity faster than any previous wireless technology. According to the GSA (GSM Suppliers Association), as of the fourth quarter 2013, there were 190M LTE subscribers worldwide, more than 244 commercial LTE networks today and over 400 LTE networks are forecasted by 2017. LTE creates an environment in which end users will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of affordable services.

Our focus is on LTE Overlay solutions, the opportunity for which is growing significantly as an increasing amount of operators recognize the need to move to LTE decisively. We believe that LTE Overlay is faster, safer and its dedicated network resources perform better. Our products and services offer the right expertise, tools, methodologies and experience, which we believe allow our customers to implement these services more quickly through end-to-end pre-testing, design tools, remote integration and proactive trouble shooting.

Small Cells

Small cells extend wireless network coverage and capacity cost effectively, while simultaneously transferring voice and data traffic from the mobile operator’s larger-scale network. Small cells improve the quality of experience (QoE) for subscribers wherever there are data traffic hotspots and coverage holes. Over the last year, we have seen mobile operators shifting from discussing the potential for small cells to making firm decisions as to when, where, and how small cells will be deployed as part of their heterogeneous networks (HetNet) strategy.

Our lightRadio™ Small Cells portfolio is a comprehensive, end to end solution targeted at global mobile operators who want to extend their W-CDMA/HSDPA/LTE network coverage and increase capacity in the home, in the enterprise or in the public domain (indoors and outdoors). We also provide a targeted build-operate-transfer solution for metro cells, called lightRadio™ Metro Cell Express. This offer provides operators with assistance in overcoming the unique challenges of deploying and scaling a metro cell architecture.

In 2013, we announced two major initiatives for the small cell program. First, we announced a partnership with Qualcomm to develop the next-generation of small cells for ultra-broadband wireless access. Both companies are investing in a strategic R&D program to bring multi-standard (3G/4G/Wi-Fi) enterprise products and technologies to market, with first product introductions expected to occur in the summer of 2014. Second, we launched the Metro Express Certified Partner Program, which helps wireless operators accelerate the deployment of outdoor small cell networks.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 ACCESS SEGMENT

Legacy Wireless

In accordance with the principles of The Shift Plan, announced in June 2013, investment in the W-CDMA, GSM and CDMA portfolios will reduce as we re-focus R&D on the growth segments within Wireless (LTE and Small Cells). However, important 2G/3G developments are still required in the short and mid-term and Wireless is still investing in selected W-CDMA, GSM and CDMA products and features of strategic importance and that support our customers’ technology transitions to LTE.

CDMA (Code Division Multiple Access)

Our CDMA (Code Division Multiple Access) strategy is focused on maintaining our installed base of this technology by delivering quality, capacity and operations, administration and management improvements to our customers. In 2013, we continued to focus on our customers’ total cost of ownership with products that can reduce capital expenditures and operating expenses. Operators are evolving their existing networks to the latest 4G/LTE technology that will work with their existing 3G technology. This allows them to reuse base station and backhaul assets, while at the same time minimizing the network’s footprint and improving its power efficiency. Our multi-technology products accomplish this evolution. Introducing elements from our lightRadio™ program into our CDMA product provides CDMA operators the benefits of the latest wireless advances and reinforces our commitment to eco-sustainability.

GSM (Global System for Mobile Communications)

We develop mobile radio products for the second generation (or 2G) GSM (or Global System for Mobile communications) standard, including GPRS/EDGE (or General Packet Radio Service / Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. While GSM is a mature technology, operators in emerging markets, such as India, continue to add capacity to accommodate subscriber growth. In 2013, we continued our focus on our new software defined radio products that support 3G and 4G technologies. This allows fast and cost effective network roll-outs and facilitates upgrading to new wireless technologies by software upgrade.

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

Our W-CDMA radio access network portfolio includes multi-technology, multi-carrier components that allow for a smooth technology evolution to all-IP and LTE.

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

FIXED ACCESS

Our Fixed Access division designs and develops fixed access products that allow service providers to offer Ultra-Broadband connectivity over digital subscriber lines (DSL) and fiber connections. Also known as fiber-to-the-x (FTTx) equipment, these products provide internet access and other services to residential and business customers around the world. These products also help complete the transformation of legacy networks to IP by providing IP connectivity for the last mile.

We are the worldwide leader in the fixed broadband access market supporting the largest mass deployments of voice, video and data services. According to industry analysts, we are the largest global supplier of DSL technology, with 48% of global DSL market share based on revenues, and the second largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 25% of global market share. Our global installed base now includes more than 260 million DSL lines and more than 7.8 million GPON ports shipped. We are present in the largest and most advanced fiber-to-the-home deployments worldwide, including more than 140 GPON-based and more than 20 point-to-point fiber projects. We are the leader in VDSL2 deployments with more than 90 customer contracts, and we already have 18 customer contracts and over 55 trials for our new VDSL2 Vectoring technology, which delivers higher speeds over existing copper infrastructure.

We have become one of the leading suppliers to the Chinese market, which is the fastest growing broadband market in the world. We have the highest capacity fiber access platform on the market and the most advanced vectoring solution. Our strong position in both fiber and DSL technologies is key to providing service providers with the solutions they need to increase their revenue potential and drive down their operational costs while improving the quality and experience for end-user customers. Operators around the world have been looking at mixed copper/fiber deployment models to improve their business case. We have built solutions that let the operators mix and match the strengths of diverse technologies and deployment models (from FTTN with vectoring to FTTH and everything in between) to achieve the fastest possible return-on-investment and time-to-market and to connect more users, faster.

In 2013, the Fixed Access division focused its R&D efforts on:

—	Fixed access products that support both copper and fiber access. The breadth of products and technologies supported by our fixed access portfolio allows service

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 ACCESS SEGMENT

providers to deploy a mix of both copper and fiber technologies efficiently and in the most cost-effective way to suit whatever deployment model they need.

—	High end micro-nodes portfolio with VDSL2 vectoring technology. The new micro-nodes give operators the opportunity to bring fiber deeper into the network and make use of VDSL2 vectoring to boost the speed without having to invest in bringing fiber completely into the home. The portfolio is customizable to serve all network needs.

—	Continued investment in VDSL2 vectoring that increases data speeds to 100 Mbps or more and G.Fast which can increase the speed to 1Gbps over existing copper infrastructure to homes and businesses. We were the first vendor to demonstrate G.Fast live in the field with Telekom Austria.

—	Continued investments in FTTH, focusing on technologies that accelerate the return on investment in fiber networks for service providers and focusing on the next generation fiber.

—	DPoE (Docsis Provisioning of EPON) and 10G EPON on the high capacity 7360 ISAM FX platform. DPoE is a very important feature for cable Multiple System Operators (MSOs) as it makes the fiber network transparent in the management system, while bringing higher speeds, especially in the uplink. The solution is primarily focused on North America where cable MSOs are extending their commercial services business. We won two major contracts for this solution in North America, one of which is with Brighthouse Networks.

LICENSING

The Licensing division actively pursues a strategy of licensing patents to generate revenues. We also license selected technologies to third parties to generate revenues. Additional revenues are generated through the sale of selected patents when that path best serves our needs.

MANAGED SERVICES

Our Managed Services divisions delivers innovative solutions for both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations. Our portfolio offers two focused solutions, in addition to Network Operations Services:

—	The BOMT (Build-Operate-Manage-Transfer) Solution. We help customers to deploy and operate new Alcatel-Lucent products, technologies and solutions faster. We operate and manage the network with our Standard Delivery Blueprint Model. Finally, we transfer-back the operations ownership to the customer at the end of the contract, with options to license our intellectual property on standard network operations processes and tools.

—	The Operations Transformation Solution. We move the customer’s in-scope network operations under our control, then transform the customer’s multivendor network operation functions by applying our Standard Delivery Blueprint Model. We manage the legacy infrastructure when applicable, and adapt the transformation pace to the customer constraints. Finally, we transfer-back the operations ownership to the customer at the end of the contract, with options to license our intellectual property.

—	Network Operations Services. We provide a cost-efficient approach to network monitoring and surveillance by delivering basic network operations fault management service and problem resolution from our Global Network Operations Centers.

5.4    OTHER SEGMENT

ENTERPRISE

Our Enterprise business is a world leader in communications and network solutions for businesses of all sizes, serving more than 500,000 customers worldwide. The Enterprise segment delivers solutions that enable businesses to deliver collaborative conversations across Application Fluent Networks, an intelligent network infrastructure capable of automatically adjusting resources according to the nature of applications to transport. We work with more than 2,200 partners to meet the unique needs of customers and ensure success – from small to medium-sized business to large enterprises and public sector organizations to global companies.

GOVERNMENT

LGS Innovations provides secure networking, satellite communications, VoIP, optical routers and other solutions for the US national security, defense, and advanced research communities, and has a heritage as a trusted partner of the US Federal Government extending back over 60 years.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.5 MARKETING, SALES AND DISTRIBUTION OF OUR PRODUCTS

5.5    MARKETING, SALES AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force. In some countries, such as China, our direct sales force may operate in joint ventures with local partners and through indirect channels. For sales to smaller and regional service providers, we use our direct sales force and value-added resellers. Our sales organization has primary responsibility for all customer-focused activities, and share that responsibility with the sales teams at certain integrated units such as submarine systems and radio frequency systems. Our enterprise communications products are sold through channel partners and distributors that are supported by our direct sales force. We also jointly market, with companies such as HP, our enterprise products and applications with their IT solutions.

In 2013, our sales organization also included our Marketing and Customer Delivery teams. The Marketing team is focused on understanding customer needs and bringing value propositions to market to meet these needs. The Customer Delivery team oversees and manages end-to-end delivery of product to customers, manages service delivery centers and defines and supports programs for end-to-end delivery strategy, best practices, knowledge management, delivery tools and systems, responsibilities, as well as provides technology or system specific solutions to problems as they arise.

As of January 1, 2014, we created the Chief Marketing Office function which unifies our marketing and communications expertise into one global organization. In addition, we are adding go-to-market capabilities to broaden our reach in new markets around the world. More information about our organization can be found in Chapter 5.1 “Business Organization”.

5.6    COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, Nokia Solutions and Networks (NSN), Samsung and ZTE as well as more specialized competitors such as Adtran, Calix, Ciena and Juniper. Some of our competitors, such as Ericsson and Huawei, compete across many of our product lines while others – including a number of smaller companies – compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation.

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

In 2013, our R&D community expanded on our historic record of innovation with achievements that keep us at the technological forefront of key market segments, from IP routing, transport and platforms to the cloud to ultra-broadband access technologies. Some highlights for 2013 are identified below, both in terms of products that are available to customers today, and research activities that have a longer horizon.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

Product Innovations

—	In April 2013 we launched Nuage Networks™, a wholly-owned venture focused on software defined networking (SDN) solutions. This open software-based solution aims to address the key datacenter network constraints that limit cloud services adoption. The Virtualized Services Platform (VSP) will allow healthcare, banking, utilities and other enterprise market segments, as well as webscale companies – large Internet-based companies – and telecom service providers, to scale their cloud offers and provide instant, secure connectivity to multiple customers.

—	We created the CloudBand™ Ecosystem Program, the first open community of service providers, developers and vendors aiming to advance industry adoption of Network Functions Virtualization (NFV). Following a limited rollout with a small group of vendors, we have now opened up the CloudBand EcoSystem Program to a wider circle of businesses, with 15 companies – including Deutsche Telekom, Telefónica, Citrix, Intel, Vyatta, Radware, Red Hat, Hewlett Packard, Gigaspaces, StackIQ, Inktank and Nominum.

—	We co-developed with China Mobile lightRadio Metro Radio, a product to operate in countries that will use TD-LTE to bring high-performance 4G services to residents in densely populated areas. This innovative new product in the lightRadio™ family will help accelerate deployment of 4G TD-LTE technology globally.

—	In July, we and Telekom Austria conducted the world’s first trial of G.fast vectoring. We believe that G.fast will be the successor to VDSL2 and promises to achieve ultra-broadband internet speeds of up to 1Gbps over ordinary copper telephone lines.

Research Activities

Software Defined Networks (Network Function Virtualization)

Bell Labs researchers are building software to monitor and report network status. This software is being integrated into network management systems to help automate the deployment and sizing of network virtualized functions through dynamic resource placement and by providing tailored network connectivity. The software is also a step towards creating cloud solutions with superior network efficiency – providing greater message throughput at reduced cost – and with superior application performance – providing users with more responsive services.

Data Analytics – Customer Care

Bell Labs is defining algorithms and data visualization techniques to improve the customer care of service providers. Researchers have developed tools to identify successful customer care interactions and to highlight opportunities for improving such engagements. The tools help service providers analyze records so that they can greatly reduce the cost of customer care. This research is also paving the way towards real-time optimization of customer care workflows.

Data Analytics – Streaming Data

Bell Labs is developing software to support continuous queries on streaming data. Such queries are a key part of data mining for very large amounts of continuously generated data (for example, call records). The software automatically transforms a conventional database query into a set of sub-queries, which it then executes on multiple computers. The software also ensures minimal bandwidth is needed for the flow of data through the program while executing streaming analytics queries with maximal parallelism. This software is an important step towards making data analytics practical and economical for streaming data.

Multimedia Services

As video is the dominant traffic over networks, Bell Labs researchers are investigating how to assure an effective delivery of current and emerging multimedia services in the following ways:

—	We created several new technologies in the wireless domain to optimize the delivery of video over wireless networks. We demonstrated Adaptive Guaranteed Bit Rate (Adaptive-GBR) which makes the Radio Access Network (RAN) “video aware” including in the following ways: by effectively managing and mitigating congestion; by efficiently using scarce wireless resources to ensure “fairness” in wireless resource allocation across users; and by increasing the quality of experience of services to the end user.

—	In working towards scalable video analysis, we invented the concept of the lenseless camera applying our expertise in compressive sensing. This work was recognized in the MIT Technology Review for inventing a new class of imaging device with no lens and just a single light sensitive sensor that could revolutionize optical, infrared and millimeter wave imaging.

—	Bell Labs developed a next generation of HTTP adaptive streaming, namely HTTP layered streaming, which combines scalable video coding and HTTP adaptive streaming concepts to provide a lower end-to-end latency, and better resilience to varying network loads by combining the benefits of best effort streaming with managed services.

—	At MediaCityUK we demonstrated an end-to-end delivery set-up for live and interactive ultra-HD video that included real-time data transmission from a 7K resolution panoramic camera (capturing a live music and dance performance), as well as in-network scene rendering for 10 interactive tablets distributed to the television viewers.

Optics

—	Bell Labs researchers developed a new method to cancel out the noise inside fiber data transmission by sending twin waves instead of just one. The result is 400 Gbps for more than 7,900 miles, an enormous potential gain of both speed and effective distance compared to current technology.

—	Bell Labs broke a new record for the amount of data that can be transmitted over trans-oceanic distances over one optical fiber. Bell Labs successfully sent data at speeds of 31 Tbps over 7,200 km, a capacity three times that of the most advanced commercial undersea cables in use today. The span between amplifiers was 100 km over the whole length.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

STANDARDS

Throughout 2013, representatives of our R&D community played leading roles in telecommunication standards bodies, helping foster and steer the development and advancement of key technologies. Researchers, engineers and developers from Bell Labs and our development teams participated in many dozens of standards organizations and an even greater number of working groups such as the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, and TIA.

PARTNERSHIPS

As part of The Shift Plan, we are committed to refocus and expand innovation by redefining and leveraging our research capacities. We aim to implement a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. We also plan to focus on in-house start-ups, as well as on partnerships and co-developments with leading-edge customers. To exemplify this new model, we have announced the following partnerships:

—	With Qualcomm: To develop the next-generation of small cells for ultra-broadband wireless access. Both companies are investing in a strategic R&D program to bring multi-standard (3G/4G/Wi-Fi) enterprise products and technologies to market. With networks having to address the expanding demand for access from smartphones, tablets and other mobile devices, these next-generation small cells will enhance wireless network reception in environments such as urban areas, shopping malls and other enterprise venues.

—	With Intel: To accelerate the market for cloud by enabling service providers worldwide to improve their time to market, operational efficiency and creative development of new products and services for consumers and business customers with the use of Network Functions Virtualization (NFV). The collaboration will focus on three areas of cloud R&D to optimize Intel architecture for Alcatel-Lucent platforms in order to improve performance and scale: (i) virtual Radio Access Networks (RAN), developing and optimizing Alcatel-Lucent’s LTE and LTE-Advanced wireless products, (ii) Cloud Platform, developing and optimizing Alcatel-Lucent’s CloudBand NFV platform and (iii) High-performance Packet Processing for advanced IP/MPLS platforms and functions.

5.8    INTELLECTUAL PROPERTY

In 2013, we obtained more than 3,000 patents worldwide, resulting in a portfolio of more than 32,000 active patents and approximately 14,900 patent applications totaling approximately 47,000 issued and pending patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

We rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have intellectual property rights or rights under licensing arrangements covering all of our material technologies.

We consider patent protection to be critically important to our businesses due to the emphasis on Research and Development and intense competition in our markets.

5.9    SOURCES AND AVAILABILITY OF MATERIALS

We make significant purchases of electronic components and other material from many sources. While we have experienced some shortages in components and other commodities used across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. We continue to develop and maintain alternative sources of supply where technologically feasible for essential materials and components.

5.10    SEASONALITY

The typical quarterly pattern in our revenues – a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’

capital expenditures. In 2013, our revenues were in-line with the typical seasonal pattern. This seasonality could differ depending on varying business trends in any given quarter.

5.11    OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in a large number of countries, some of which have been accused of human rights violations, are subject to economic sanctions and export controls by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Our net revenues in 2013 attributable to Cuba, Iran, Sudan, and Syria represent less than one percent of our total net revenues. Though we are not aware of any

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.11 OUR ACTIVITIES IN CERTAIN COUNTRIES

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

Disclosure of Activities under Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, we are required to disclose whether Alcatel Lucent or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Alcatel-Lucent.

(1)	Alcatel-Lucent has provided technical support services to or for the benefit of Telecom Infrastructure Company of I.R. Iran (“TIC”). These services were provided in support of telecommunications network equipment that was sold previously to customers in Iran for end-use by TIC. TIC is a government-owned telecommunications infrastructure provider in Iran that serves as Iran’s intercity, interprovincial and international telecom network operator. During 2013, our gross revenues received from these activities involving TIC were approximately €187,000 and net losses were approximately €(250,000). We intend to fulfill our remaining contractual service obligations related to the TIC network equipment, subject to compliance with applicable laws.

(2)	Alcatel-Lucent Submarine Networks (“ASN”), an Alcatel-Lucent subsidiary, holds a contract for the supply of hardware repair and related services in support of the South East Asia Middle East Western Europe 3 (“SMW3”) submarine cable network, which is owned and operated by an international consortium of telecommunications companies. Although none of the SMW3 network equipment supported under the ASN contract is located in Iran, the Telecommunication Company of Iran (“TCI”) is a member of the consortium. ASN understands that TCI has ties to the Government of Iran. During 2013, we did not recognize any revenues or net profits attributable to TCI in connection with this contract, which expired on December 31, 2013.

(3)	In 2013, Alcatel-Lucent Deutschland AG, an Alcatel-Lucent subsidiary, reached a settlement agreement with Iranian Telecommunication Manufacturing Company Public Stock Corporation (“ITMC”) on claims raised by ITMC related to contracts that were completed prior to 2007 for the delivery of telecommunications equipment and services. In the course of these contracts, performance bonds had been opened between 2001 and 2006 at Bank Tejarat, Bank Saderat and Bank Mellat and had been retained by ITMC as security against their claims. The settlement agreement stipulates that Alcatel-Lucent Deutschland AG shall pay €1,600,000 to ITMC as settlement for the claims and that, in return, performance bonds held by ITMC shall be released. Pursuant to the settlement agreement, performance bonds amounting to €2,846,000 have already been released. Payment of the settlement amount is subject to prior authorization by the German Federal Bank. As a result of the agreement, we realized a net profit in 2013 of approximately €2,630,000.

(4)	Alcatel-Lucent has two frame agreements for the supply of telecommunications network equipment and related services to two private companies in Iran, PATSA and Elmatco. The PATSA agreement is for end-use by the Shiraz Urban Rail Organization (“SURO”) in support of operations of the Shiraz city metro rail system. We understand that SURO is owned by the government of the city of Shiraz. The Elmatco agreement is for end-use by a group of state-owned regional electricity companies, including Esfahan Regional Electric Company (“EREC”), Iran Power Distribution Company (“IPDC”) and Gharb Regional Electric Company (“GHREC”). In 2013, Alcatel Lucent did not recognize any revenues or net profits attributable to these frame agreements. We intend to fulfill our remaining obligations under these agreements, subject to compliance with applicable laws.

(5)	Two non-U.S. subsidiaries of Alcatel-Lucent have branches in Iran that maintain bank accounts at Bank Tejarat for purposes of carrying out financial transactions in connection with their general business activities.

    5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, ”aim”, “may”, ”target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, ”strive” or the negative of these terms or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, particularly in Europe with the crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts, the targeted revenues, operating margin and operating cash flows, the overall targeted cost savings and asset sales, and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties is set forth in Chapter 3 in this Form 20-F. The forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion below in this Chapter 6 under the heading Strategy and Outlook through 2015 of our targets, for: (i) revenues for the Core Networking segment of more than €7 billion with a segment operating margin exceeding 12.5%, (ii) and segment operating cash flow from Access and other segments exceeding €250 million. Such forward-looking statements also include the statements regarding the expected level of restructuring costs and capital expenditures in 2014 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”. These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

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

As of December 31, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, our consolidated financial statements for the years presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the European Union.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2013, 2012 and 2011 included several negative and non-cash impacts of purchase accounting entries.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2013

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted:

—	Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010);

—	Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010);

—	IFRS 13 “Fair Value Measurement” (issued May 2011);

—	IAS 19 “Employee Benefits” (revised and issued June 2011);

—	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011);

—	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

—	Amendments to IFRS 7 “Disclosures—Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

—	Amendments to IFRS 1 “Government Loans” (issued March 2012) ; and

—	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

IAS 19 (revised) had a material impact on our consolidated financial statements (see note 4 to our consolidated financial statements).

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2014, and that the Group has early adopted in 2013:

—	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

—	IAS 27 “Separate Financial Statements” (issued May 2011);

—	IFRS 11 “Joint Arrangements” (issued May 2011);

—	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

—	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

—	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

—	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012); and

—	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” (issued May 2013).

These new IFRS standards and amendments had no material impact on our consolidated financial statements (see note 4 to our consolidated financial statements).

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

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Valuation allowance for inventories and work in progress on construction contracts	(395)	(448)	(455)

	2013	2012	2011
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(106)	(171)	(170)

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

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Accumulated impairment losses on customer receivables	(157)	(120)	(123)

	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	(62)	(5)	3

c/ Capitalized development costs, other intangible assets and goodwill

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Capitalized development costs, net	377	421	560

	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	-	(122)	(11)

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offerings for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted, and as a result, capitalized development costs were subject to impairment losses of €122 million in 2012 and €11 million in 2011. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other intangible assets

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Other intangible assets, net	624	754	1,214

	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	4	(191)	(4)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led us to perform an impairment test on other intangible assets. As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006. These two assets were fully amortized or impaired as of December 31, 2012.

Goodwill

Goodwill net, is allocated, where applicable, to groups of cash generating units that are equivalent to a product division within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our three reportable segments. As described in Note 1g to our consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of cash generating units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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

The discount rates used for the annual impairment tests were based on the Group’s weighted average cost of capital (WACC) of 11%, 11% and 10% in 2013, 2012 and 2011, respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

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

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Goodwill, net	3,156	3,820	4,389

	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	(568)	(522)	-

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008, 2012 and first half of 2013. The remaining outstanding net amounts as of December 31, 2013 are €1,695 million of goodwill and €531 million of intangible assets.

2013 Annual impairment test

In accordance with our accounting policy (see Note 1g to our consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2013. The annual impairment test assumptions that were used were derived from The Shift Plan, which caused a revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2013 annual impairment tests, no additional impairment loss on goodwill was accounted for in the fourth quarter of 2013.

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2013, such recoverable values incorporated future benefits that we expect from The Shift Plan we launched in June 2013, as detailed in Note 2k to our consolidated financial statements. The key assumptions used included the following elements:

—	discount rate of 11%;

—	perpetual growth rates ranging from 0% to 2.5%; and

—	as outlined in The Shift Plan launched in 2013, we assumed cost savings of €1 billion (refer to Note 2k to our consolidated financial statements) and revenues for the Core Networking segment of more than €7 billion with an operating margin exceeding 12.5% and segment operating cash flow from Access segment exceeding €250 million by the end of 2015.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2013 recoverable value of all groups of cash generating units that include goodwill and intangible assets by €356 million and €387 million, respectively. An increase of 0.5% in the discount rate would have led to no impairment loss.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

—	discount rate of 11%;

—	perpetual growth rate of 1.5%; and

—	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2013 recoverable value of this Product Division by €24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2013 recoverable value of this Product Division by €13 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2013 recoverable value of this Product Division by €311 million, leading to a goodwill impairment loss of €50 million.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The June 19, 2013 announcement concerning the Group’s new strategy embodied in The Shift Plan, which would lead to additional restructuring costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain product divisions, principally in the Wireless product division.

Although all of the goodwill and a significant proportion of the intangible assets of the Wireless product division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of the new organizational structure starting on January 1, 2013 resulting from the announcement of the Performance Plan and, more particularly, as a result of the inclusion of the Maintenance activity in each product division instead of in a stand-alone product division, we allocated a significant amount of additional goodwill to the Wireless product division. The Shift Plan further adjusted the organizational structure starting July 1, 2013, although it did not change the allocation of the Maintenance activities among the product divisions.

Based on the estimated impact of The Shift Plan on the recoverable value of certain product divisions, management decided to perform a selective impairment test as of June 30, 2013 on three product divisions (i.e. Wireless, Terrestrial Optics and Enterprise). Assumptions made in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan. As a result of this selective additional impairment test, all the goodwill related to the Wireless product division was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other product divisions.

For the Terrestrial Optics product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this product division as of June 30, 2013 was €234 million, including goodwill of €289 million.

The key assumptions used to determine the recoverable value of this product division were the following:

—	discount rate of 11%;

—	perpetual growth rate of 1.0%; and

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

—	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this product division by €267 million, leading to a goodwill impairment loss of €131 million.

For the Enterprise product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to €113 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this product division as of June 30, 2013 was €244 million.

The key assumptions used to determine the recoverable value of this product division were the following:

—	discount rate of 11%; and

—	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test

In accordance with our accounting policy (see Note 1g to our consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing (“WDM”) ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain product divisions to recoverable value. Of the €522 million,

€503 million was recorded in the Networks operating segment (of which, in the various product divisions, €431 million was recorded in the Optics product division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions product division and €8 million in the Network Build & Implementation product division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program we launched in July 2012, as detailed in Note 2k to our consolidated financial statements. The key assumptions used included the following elements:

—	discount rate of 11%;

—	perpetual growth rates ranging from 0% to 2.5%; and

—	the Performance Program launched in 2012 aims to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2k to our consolidated financial statements).

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

2011 Annual impairment test

No impairment losses were accounted for in 2011 as a result of the annual impairment test.

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

A reversal of this impairment accounted for in 2012, for an amount of €18 million, was recorded as of December 31, 2013 and a new impairment loss of € 5 million was accounted for on real estate assets during the year ended December 31, 2013.

No impairment losses on property, plant and equipment were accounted for the year ended December 31, 2011.

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

(In millions of euros) Product sales reserves	December 31, 2013	December 31, 2012	December 31, 2011
Related to construction contracts (1)	81	112	97
Related to other contracts	321	398	439
Total	402	510	536

(1)	See Notes 19 and 29 to our consolidated financial statements.

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

(In millions of euros) Deferred tax assets recognized	December 31, 2013	December 31, 2012	December 31, 2011
Related to the disposal of Genesys business	-	-	363(1)
Related to the United States	777(2)	770(2)	1,294
Related to other tax jurisdictions	223	215	297
Total	1,000	985	1,954

(1)	Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that were used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$470 million). The amount of deferred tax assets accounted for as of December 31, 2011 was based on an estimated allocation of the selling price for Genesys, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of €366 million or U.S.$470 million) when the corresponding capital gains were recorded.
On the other hand, deferred tax assets recognized as of December 31, 2010, which had taken into account the future taxable net income of the Genesys business, were reduced in 2011 by €96 million to remove such future taxable net income of Genesys as a result of its anticipated sale, which had a corresponding impact on the income statement in the “income tax (expense) benefit” line item.

(2)	Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011. The impact from 2013 annual reassessment of deferred taxes is not significant.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. Since the business combination, these deferred tax liabilities have been and will continue to be reduced in future

Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2013, 2012 and 2011 were €246 million, €329 million and €591 million, respectively.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

Weighted average rates used to determine the pension and post-retirement expense	2013	2012	2011
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.67%	4.85%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was an expense of €(38) million in 2013, a €28 million income in 2012 and a €(89) million expense in 2011. The €(38) million expense in 2013 included a non-recurring €55 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans, a non-recurring €35 million gain as a result of certain changes to the active German plans and a non-recurring €41 million gain as a result of certain changes to the French AUXAD supplemental pension plan. The €28 million income in 2012 included a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan. The €(89) million expense in 2011 included a €(67) million booked as a result of certain changes to the management retiree pension plan and to the management retiree healthcare benefit plan) as described in Note 26e to our consolidated financial statements.

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

Discount rates for our non U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2013 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €21 million and €(64) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our U.S. plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1, without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and post-retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity).

In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2013, and since our U.S. management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €277 million.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the present value of any available refunds from the plan and (ii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 to our consolidated financial statements), we estimated that, as of December 31, 2013, the excess of assets above 120% of the plan obligations was US$1.7 billion (€1.2 billion), and the excess above 125% of plan obligations was US$1.3 billion (€0.9 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. retirees who were represented by the Communication Workers of America or the International Brotherhood of Electrical Workers and who participate in the U.S. Occupational-inactive pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position at December 31, 2013 additional pension assets of approximately U.S.$490 million (€355 million) that will be available to pay this post-retiree life insurance liability.

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

i/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

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

As described in Notes 8, 25 and 27 to our consolidated financial statements, due to the upcoming optional redemption dates in the case of the 2.875% Series B convertible debentures, and due to the Group’s irrevocable commitment to repay the 7.75% convertible trust preferred securities in the first quarter of 2014, such a change in estimates occurred during the second quarter of 2012 for the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.875% Series B convertible debentures and during the fourth quarter of 2013 for the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q to our consolidated financial statements, was recorded in “other financial income (loss)” in 2012 for an amount of U.S.$(229) million or €(178) million regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures and in 2013 for an amount of U.S.$(52) million or €(39) million regarding Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities as a result of a change in the Group’s estimate of redemption triggers.

Because of the new accounting treatment described above, the carrying value of Alcatel-Lucent USA Inc’s. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). AS required under the indenture I connection with the June 15, 2013 optional redemption date, on May 14, 2013, we made an offer to purchase these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal amount of U.S.$1 million as of June 15, 2013. For the remaining nominal amount of U.S.$1 million and as described in Notes 25 and 27 to our consolidated financial statements, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) was too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Alcatel-Lucent USA Inc. exercised its redemption option and the remaining US$1 million of Series B convertible debentures outstanding was repaid in the fourth quarter of 2013 (see Notes 25 and 27 to our consolidated financial statements).

Because of the new accounting treatment described above, the carrying value of Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities was equal to the nominal value of the securities at December 31, 2013 because the securities were repaid in January 2014 (see Notes 25 and 27 to our consolidated financial statements).

j/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program included the elimination of approximately 5,500 jobs across the Group, and provided for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, further details of the Performance Program were provided to the members of the European Committee for Information & Dialogue (“ECID”), representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of September 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned.

Using the recognition criteria for establishing restructuring reserves (see Note 1k to our consolidated financial statements), as of December 31, 2012, we had analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were then in the consultation process with labor unions or works councils.

Overall, we had estimated total restructuring costs related to the Performance Program at €0.9 billion. As of December 31, 2013, we had expensed €0.76 billion of restructuring costs accumulated since inception of the plan (€0.4 billion as of December 31, 2012).

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at reducing our fixed-cost base by €1 billion between 2013 and 2015 (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013, we informed the ECID of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent will halve the number of its business hubs globally.

On December 16, 2013, we provided further information to the ECID on transformation initiatives regarding support functions in Information Technology, Human Resources and Finance. In several European countries, the official consultation process was launched in November or December 2013.

Using the recognition criteria for establishing restructuring reserves (see Note 1k to our consolidated financial statements), as of December 31, 2013, we had analyzed our Shift Plan on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate restructuring costs related to The Shift Plan at €1.0 billion for all outstanding actions anticipated for the years between 2013 and 2015. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

other factors, such as attrition of the workforce. For the year ended December 31, 2013, we had expensed €30 million of restructuring costs for these actions. The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

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

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2013, from the value in use determined for the 2013 annual impairment test of goodwill, and as of June 30, 2013 for the second quarter of 2013 additional impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c to our consolidated financial statements. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

6.1    OVERVIEW OF 2013

In 2013, the telecommunications market witnessed mixed trends across different regions. Strong investments in IP and ultra-broadband access technologies, such as LTE, were widespread in the U.S. throughout the year. Trends that were evident in the first half of the year, including cautiousness in Europe given austerity measures and delayed network investments in China in preparation of upcoming TD-LTE rollouts, showed signs of easing in the second half of the year.

In addition to regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in 2013. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. We estimate that approximately 3.9 billion people will be connected to the Internet by 2017, driving a 720% increase in video traffic compared to 2012. Growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. From 2012 to 2017, we expect a 440% increase in data center traffic. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

To better align ourselves with these industry and business trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our company as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, which we believe are the high-value equipment and services that are essential to high-performance networks. A detailed description and progress update of The Shift Plan can be found in Section 6.8 “Strategy and Outlook through 2015”.

This combination of regional and industry trends resulted in continued cautious spending for telecommunications equipment and related services overall in 2013, but spending in key technologies and across certain regions showed encouraging signs in the second half of the year. These trends were also a key driver of how our own business performed in 2013 (all revenue percentage increases/decreases below are 2013 as compared to 2012):

—	IP continued to be a major area of investment for service providers in 2013, as evidenced by our 5.2% growth in revenues in our IP Routing division. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul.

—	Our IP Transport division, which consists of Terrestrial and Submarine Optics, declined 10.5% in 2013, but did experience stabilization in the second half of 2013 as a result of an improving mix between WDM and legacy products throughout the year.

—	Our IP Platforms division increased 3.1%, driven by strength in our Customer Experience Solutions and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2013

Advanced Communications portfolio, including IMS and Subscriber Data Management, which was partially offset by portfolio rationalization.

—	Our Wireless Access division increased 8.6%. Within the Wireless business, we witnessed strong year-over-year growth in LTE, driven mainly by the U.S. and later in the year, China. This growth was tempered by overall declines in our 2G/3G technologies, since service providers are focusing their investments in next-generation technologies.
—	Our Fixed Access division increased 1.9%, as our copper and fiber businesses saw positive trends, while legacy technologies showed continued declines.

—	Our Licensing division decreased 31.3% as we work to reset this business.

—	Revenues in our Managed Services division decreased 20.9%, resulting from the renegotiating or exiting of margin-dilutive contracts, which negatively impacted our revenues in 2013.

6.2    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013 COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

The following discussion takes into account our results of operations for the year ended December 31, 2013 and December 31, 2012, on the following basis:

—	As part of the Shift Plan announced on June 19, 2013, effective from July 1, 2013 we implemented a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 period are re-presented according to the new organization structure in order to facilitate comparison with the current period.
—	The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

Revenues. Revenues totaled €14,436 million in 2013, a decline of 0.1% from €14,449 million in 2012. Approximately 60% of our revenues for 2013 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 compared with 2012 had a negative effect on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our consolidated revenues would have increased by approximately 2.9% instead of the 0.1% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2013, the average exchange rate that applied for 2012, instead of the average exchange rate that applied for 2013, and (ii) to our exports (mainly from Europe) effected during 2013 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2012. Our management believes that providing our investors with our revenues for 2013 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2013	Year ended December 31, 2012	% Change
Revenues as reported	14,436	14,449	(0.1%)
Conversion impact euro/other currencies	448		3.1%
Hedging impact euro/other currencies	(9)		(0.1%)
Revenues at constant rate	14,875	14,449	2.9%

Revenues in our Core Networking segment decreased 1.4 % in 2013 at current exchange rates, where growth in our IP Routing and IP Platforms businesses was more than offset by declines in IP Transport. Revenues in our IP Routing division increased 5.2% compared to 2012, driven by the success of our IP/MPLS service routers business, as service providers continue to transform their networks to all-IP. Revenues in IP Transport, which consists of our Terrestrial and Submarine Optics businesses, decreased 10.5 % in 2013, but did experience stabilization in the second half of 2013 as a result of an improving mix between WDM and legacy products throughout the year. Our IP Platforms division grew 3.1%, benefiting from the deployment of LTE services, such as Voice over LTE (VoLTE) and overall smartphone proliferation.

Revenues in the Access segment grew 2.1% in 2013, as growth in Wireless Access and Fixed Access was partially offset by declines in Licensing and Managed Services. Our Wireless Access division revenues increased 8.6% in 2013, led by growth in the U.S. in LTE, which was tempered by overall declines in 2G/3G technologies. Our Fixed Access division grew 1.9% in 2013, confirming positive trends in our copper and fiber businesses, notably in the US and Europe, while legacy technologies were in decline. Revenues in our Licensing division declined 31.3% in 2013, as we rebuild this business. Revenues in our Managed Services division declined 20.9% in 2013, as result of the restructuring of this business.

Revenues in the Other segment, which includes Enterprise and Government, declined 4.8% in 2013.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

Revenues in 2013 and in 2012 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros) Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2013	950	2,326	396	1,128	1,280	6,052	1,259	1,045	14,436
2012	836	2,475	496	1,091	1,418	5,406	1,682	1,045	14,449
% Change 2013 vs. 2012	14%	(6%)	(20%)	3%	(10%)	12%	(25%)	0%	(0.1)%

In 2013, the United States accounted for 41.9% of revenues, up from 37.4% in 2012. Revenues grew 12% in the U.S. as mobile data traffic growth continued to drive investments in technologies such as LTE and IP. Europe accounted for 25.4% of revenues in 2013 (6.6% in France, 16.1% in Other Western Europe and 2.7% in Rest of Europe), down from 26.3% in 2012 (5.8% in France, 17.1% in Other Western Europe and 3.4% in Rest of Europe) as easing of cautiousness in the second half was not enough to offset declines registered in the first half. Within Europe, trends were mixed as revenues increased 14% in France, fell 6% in Other Western Europe and fell 20% in Rest of Europe. Asia-Pacific accounted for 16.7% of revenues in 2013 (7.8% in China and 8.9% in Other Asia Pacific), down from 17.4% in 2012 (7.6% in China and 9.8% in Other Asia Pacific), as declines in Other Asia Pacific were partially offset by growth in China in the second half of 2013, driven by TD-LTE roll-outs. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in 2013 driving revenues to decline 25% from 2012, as its share of total revenue declined from 11.6% to 8.7%. The Rest of World share of total revenue was flat at 7.2% in both 2013 and 2012, as revenues were flat in the region.

Gross Profit. In 2013, gross profit as a percentage of revenues increased to 32.2% of revenues compared to 30.0% in 2012, and increased in absolute terms, to €4,643 million in 2013 from €4,341 million in 2012. The increase in gross profit was mainly attributable to a favorable product mix, operational improvements and reduced fixed costs. Gross profit in 2013 included (i) the negative impact from a net charge of €(106) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of €(62) million in reserves on customer receivables. Gross profit in 2012 included (i) the negative impact of a net charge of €(171) million for write-downs of inventory and work in progress and (ii) the negative impact of a net charge of €(5) million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. During 2013, we witnessed trends, where, as noted above, a shift in product mix positively impacted gross profit.

Administrative and selling expenses. In 2013, administrative and selling expenses were €(2,065) million or 14.3% of revenues compared to €(2,390) million or 16.5% of revenues in 2012. The 13.6% decline in administrative and selling expenses year-over-year reflects the progress we have made in reducing fixed costs as part of our Performance Program launched in 2012 and The Shift Plan launched in 2013.

Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €32 million in 2013 and €118 million in 2012, with the decline due to the phasing out of amortization of some intangible assets and the impairment of other intangible assets related to CDMA, in the Access segment, that were included in the purchase price allocation entries relating to the Lucent business combination (“PPA”) as part of the annual impairment test of goodwill performed in 2012.

Research and development costs. Research and development costs were €(2,374) million or 16.4% of revenues in 2013, after the net impact of capitalization of €(34) million of development expense, a decrease of 2.9% from €(2,444) million or 16.9% of revenues after the net impact of capitalization of €(12) million of development expense in 2012. The 2.9% decrease in research and development costs reflects a reduction in the overall level of R&D as well as a larger impact from the capitalization of R&D expense. Capitalization of R&D expense was negative in both 2013 and 2012, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €54 million in 2013 and €112 million in 2012 with the decline due mainly to the phasing out of amortization of in-process R&D as well as the impairment of some intangible assets related to CDMA, in the Access segment, that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €204 million in 2013 compared to a loss of €(493) million in 2012. The improvement in 2013 reflects higher gross profits in addition to lower administrative and selling expenses and research and development costs. Non-cash purchase accounting entries resulting from the Lucent business combination had a negative, non-cash impact of €86 million in 2013, which was lower than the impact of €230 million in 2012 mainly due to the phasing out of amortization of in-process R&D as well as the impairment of some intangible assets related to CDMA, in the Access segment, that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments in 2013 by €(389) million, of which €(560) million were additional

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

provisions and €171 million were reversals. Additional product sales reserves created during 2013 were €359 million while reversals of product sales reserves were €149 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by €(408) million in 2012, of which additional provisions were €(639) million and reversals were €231 million. Additional product sales reserves created during 2012 were €(525) million while reversals of product sales reserves were €177 million.

Restructuring Costs. Restructuring costs were €(538) million in 2013, representing (i) €(338) million of new restructuring plans and adjustments to previous plans; (ii) €(174) million of other monetary costs related to restructuring reserves, (iii) €(25) million of other monetary costs related to reorganizational projects and related fees payable to third parties and (iv) a valuation allowance or write-off of assets of €(1) million in the aggregate. Restructuring costs were €(489) million in 2012, representing (i) €(362) million of new restructuring plans and adjustments to previous plans; (ii) €(59) million of other monetary costs related to restructuring reserves, (iii) €(57) million of other monetary costs related to reorganizational projects and related fees payable to third parties and (iv) a valuation allowance and a write-off of assets of €(11) million in the aggregate. The cost of new restructuring plans increased in 2013 compared to 2012 due to the implementation of our Performance Program, which was launched on July 26, 2012, and our Shift Plan which was launched on June 19, 2013, and which caused severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group. Our restructuring reserves of €(433) million at December 31, 2013 decreased compared to €(456) million at December 31, 2012, primarily due to the increase of restructuring costs paid out in 2013. We will recognize additional restructuring reserves in the future relating to The Shift Plan.

Litigations. In 2013, we booked a litigation charge of €(2) million related to the Fox River litigation and the hedging of costs associated with the FCPA litigation payment compared to 2012, when we booked a litigation credit of €2 million related to the Fox River and FCPA litigations.

Gain/(loss) on disposal of consolidated entities. In 2013, we booked a gain on the disposal of consolidated entities of €2 million due to currency impacts related to the discontinuation of a joint venture with Bharti Airtel, compared to 2012, when we booked a gain on the disposal of consolidated entities of €11 million, mainly related to the liquidation of an Alcatel-Lucent holding company.

Impairment of assets. In 2013, we booked an impairment of assets charge of €(548) million, mainly related to our Wireless product division goodwill. As a result of the implementation of The Shift Plan, additional costs negatively impacted the recoverable value of our goodwill in this business. In 2012, we booked an impairment of assets charge of €(894) million mainly related to (i) adjusting our assumptions about the pace of the Wavelength-Division Multiplexing (WDM) ramp-up, which was slower than anticipated, and the migration of new technologies in the then-existing Optics division and (ii) the faster-than-anticipated replacement of GSM and CDMA technologies by LTE technologies. Of the €(894) million of charges in 2012: (i) €(522) million were related to goodwill, of which €(431) million pertained to our then-existing Optics business, (ii) €(122) million related to capitalized development costs for our Wireless business, (iii) €(191) million related to other intangible assets of our Wireless business and (iv) €(59) million related to property, plant and equipment of the Wireless business.

Post-retirement benefit plan amendments. In 2013, we booked a €137 million credit that included (i) a €55 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and a reduction in our obligation to pay for retirees who are subject to annual dollar caps, (ii) a €41 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGRIC (General Association of Pension Institutions for Managerial Staff) scheme, (iii) a €35 million gain related to an amendment of German pension plans where the traditional pension plans of most active German employees have been transferred into a new cash balance plan whose benefits are lower than in previous plans and (iv) a gain of €4 million related to the amendment of our U.S. long term disability plan, where long-term medical benefits for disabled U.S. former employees will be provided by the retiree medical plan. In 2012, we booked a total of €204 million of credits related to post-retirement benefit plan amendments, including (i) a €60 million credit related to the change in retire healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2014 and the reduction of our obligation for formerly represented retirees who are subject to annual dollar caps; (ii) a €135 million credit related to the offer to deferred vested participants in the U.S. management pension and U.S. occupational inactive pension plans to receive a lump sum payment upon retirement; and (iii) a €9 million gain related to several amendments that we made to the Swiss pension plan.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(745) million in 2013, compared to a loss of €(1,659) million in 2012. The smaller loss from operating activities in 2013 is due to higher gross profits, lower administrative and selling expenses and research and development costs and a smaller impairment charge, partially offset by higher restructuring costs and lower contributions from post-retirement benefit plan amendments.

Finance costs. Finance costs were €(391) million in 2013, an increase from €(278) million in 2012. The increase in finance costs was due to an increase in interest paid net, from €(356) million in 2012 to €(462) million in 2013, and a decrease in interest earned from €78 million in 2012 to €71 million in 2013. The 2013 increase in interest paid is due to higher levels of overall debt, while the decrease in interest earned is due to lower interest rates (see Chapter 6.6 Liquidity and Capital Resources).

Other financial income (loss). Other financial losses were €(320) million in 2013, compared to €(397) million in 2012. In 2013, other financial loss consisted primarily of (i) €(134) million related to a net loss on convertible bonds

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

and notes repurchased in 2013, (ii) a loss of €(84) million related to the financial component of pension and post-retirement benefit costs (see Note 26b to our consolidated financial statements), (iii) a loss of €(39) million related to the change of estimated future cash flows in respect of Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities due to the irrevocable commitment we made to repay the debt in January 2014, (iv) a loss of €(24) million related to the amortization of outstanding costs arising from the repayment of the Alcatel-Lucent USA, Inc. U.S.$500 million asset sale facility established in 2013, (v) a net loss of €(24) million on foreign exchange and (vi) a loss of €(21) million related to the amortization of outstanding costs related to the repayment of the Alcatel-Lucent USA, Inc euro tranche senior secured facility established in 2013. In 2012, other financial losses consisted primarily of (i) a loss of €(178) million related to the change of estimated future cash flows in respect of Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures, since management anticipated that all debenture holders would exercise their right to receive payment on the June 15, 2013 optional redemption date, (ii) a loss of €(127) million related to the financial component of pension and post-retirement benefit costs (see Note 26b to our consolidated financial statements), (iii) a €(27) million loss related to the repurchase of U.S. $115.5 million in nominal value of Alcatel-Lucent USA, Inc.’s 2.875% Series B convertible debentures, (iv) a loss of €(30) million related to impairment losses on financial assets and (v) a net loss (taking into account hedging) of €(2) million on foreign exchange transactions.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €7 million in 2013, compared with €5 million in 2012.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(1,449) million in 2013 compared to a loss of €(2,329) million in 2012.

Income tax (expense) benefit. We had an income tax benefit of €171 million in 2013, compared to an income tax expense of €(425) million in 2012. The income tax benefit for 2013 resulted from a current income tax charge of €(58) million in addition to a net deferred income tax benefit of €229 million. The €229 million net deferred income tax benefit includes: (i) €85 million in deferred tax benefits related to Alcatel-Lucent USA, Inc.’s post-retirement benefit plans (see Note 26e to our consolidated financial statements), (ii) €64 million related to the reversal of deferred tax liabilities mainly related to the repayment of the Alcatel-Lucent USA, Inc. 2.875% Series A and B convertible debentures, the irrevocable commitment to repay the Lucent Technologies Capital Trust

I’s 7.75% convertible trust preferred securities and the repayment of the 2015 OCEANEs (iii) €58 million of other deferred income tax benefits, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. mainly in connection with the 2013 impairment tests of goodwill and (iv) €45 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were slightly offset by a deferred tax charge of €(23) million related to the post-retirement benefit plan amendments we implemented in 2013 (see Note 26e to our consolidated financial statements). The income tax expense for 2012 resulted from a current income tax charge of €(72) million in addition to a net deferred income tax expense of €(353) million. The €(353) million net deferred tax benefit includes: (i) €(560) million of other deferred income tax expenses, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. mainly in connection with the 2012 annual impairment test of goodwill and (ii) €(51) million of deferred tax expenses related to the post-retirement benefit plan amendments we implemented in 2012 (see Note 26e to our consolidated financial statements). These expenses were slightly offset by (i) €177 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €80 million related to the reversal of deferred tax liabilities mainly related to the repayment of Alcatel-Lucent USA, Inc.’s 2.875% Series A convertible debentures.

Income (loss) from continuing operations. We had a loss from continuing operations of €(1,278) million in 2013 compared to a loss of €(2,754) million in 2012.

Income (loss) from discontinued operations. We had a loss from discontinued operations of €(16) million in 2013 mainly related to a tax litigation connected to the disposal of our optical cable business in 2004. Income from discontinued operations was €666 million in 2012 mainly related to the capital gain on the disposal of our Genesys business in 2012, net of costs and tax.

Non-controlling Interests. Non-controlling interests accounted for an income of €10 million in 2013, compared to a loss of €(77) million in 2012. The increase from 2012 is due largely to improvements from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity holders of the parent. A net loss of €(1,304) million was attributable to equity holders of the parent in 2013, compared to a net loss of €(2,011) million in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

6.3    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2013 COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

The following discussion takes into account our results of operations for the year ended December 31, 2013 and December 31, 2012, on the following basis:

—	As part of the Shift Plan announced on June 19, 2013, effective from July 1, 2013 we implemented a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 period are re-presented according to the new organization structure in order to facilitate comparison with the current period.

—	The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2013 and

December 31, 2012. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, excluding the non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros)
Twelve months ended December 31, 2013	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	6,094	7,447	913	14,454	(18)	14,436
Segment Operating Income (Loss)	472	(85)	17	404	(114)	290
PPA Adjustments (excluding restructuring costs and impairment of assets)						(86)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairmentof assets and post-retirement benefit plan amendments						204

(In millions of euros)
Twelve months ended December 31, 2012	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	6,180	7,293	959	14,432	17	14,449
Segment Operating Income (Loss)	142	(323)	8	(173)	(90)	(263)
PPA Adjustments (excluding restructuring costs and impairment of assets)						(230)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairmentof assets and post-retirement benefit plan amendments						(493)

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) decreased in 2013, to €(86) million compared with €(230) million in 2012. This decrease in PPA adjustments was due mainly to the phasing out of amortization of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2013, a segment operating income of € 290 million for the

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

Group, adjusted for €(86) million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €204 million. In 2012, a segment operating loss of €(263) million for the Group, adjusted for €(230) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €(493) million.

CORE NETWORKING SEGMENT

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €6,094 million in 2013, a decrease of 1.4 % from €6,180 million in 2012, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 as compared to 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our Core Networking segment revenues would have increased by 2.0 % instead of the 1.4 % decrease actually reported.

Revenues in our IP Routing division were €2,253 million in 2013, an increase of 5.2% from €2,141 million in 2012. The year-over-year growth was driven by the continuation of the success we experienced in 2012 of our IP/MPLS service router portfolio, where growth in the market was driven by service providers spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as spending for IP mobile backhaul deployments. Our IP Core router, the 7950 XRS, has continued to build momentum through 2013, with 14 new contracts awarded during the year, bringing our total to 20. In 2013, we extended our portfolio and announced the launch of Nuage Networks™, our wholly owned subsidiary focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit the adoption of cloud services.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, were €2,120 million in 2013, a decrease of 10.5% from €2,369 million in 2012, since growth in our WDM portfolio, within the Terrestrial business, was not enough to offset declines we continued to experience in both our SONET/SDH legacy terrestrial equipment as well as our submarine optics business. The submarine optics business experienced a low point in business activity in the first half of 2013, but showed signs of recovery in the second half of 2013. As 2013 progressed, revenues stabilized within our IP Transport business as growth accelerated in our WDM products and our submarine optics business experienced a recovery in orders. Within our WDM portfolio, our 1830 Photonic Service Switch continues to grow as a percentage of total optical revenues, reaching 44% in 2013, compared to 31% in 2012. Our 100 Gigabit optical single carrier coherent technology continues to be one of the growth drivers in our WDM portfolio, as its relative share of port shipments continues to increase, from 12% in 2012 to 27% in 2013.

Revenues in our IP Platforms division, which includes software and related services, were €1,721 million in 2013, an increase of 3.1% from €1,670 million in 2012. The introduction of LTE services by operators and overall smartphone proliferation have been the basis for growth within this business, with specific strength in our Customer Experience Solutions and our Advanced Communications portfolio, which includes IMS and Subscriber Data Management. Our Network Function Virtualization platform continued to gain momentum in the industry in 2013, exiting the year with 8 proof-of-concept trials, including for some large service providers.

Operating income in our Core Networking segment was €472 million or 7.7% of revenues in 2013, compared with an operating income of €142 million or 2.3% of revenues in 2012. The improvement reflects higher operating income contributions from each of the divisions, particularly from IP Transport, where the continuing shift to WDM has driven improvements in margins, as well as our continuing actions to reduce fixed costs across the segment.

ACCESS SEGMENT

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Licensing and Managed Services divisions, were €7,447 million in 2013, an increase of 2.1 % from €7,293 million in 2012, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 as compared to 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our Access segment revenues would have increased by 5.1 % instead of the 2.1 % increase actually reported.

Revenues in our Wireless Access division increased 8.6% in 2013, to €4,510 million from €4,151 million in 2012. Within the Wireless Access business, we witnessed strong year-over-year growth in our LTE revenues, driven by strong U.S. investments throughout the year and TD-LTE deployments in China later in the year. This growth was tempered by the continued overall declines in our 2G/3G technologies that we experienced in 2012, since service providers are focusing their investments in next-generation technologies. Throughout 2013, our LTE overlay strategy continued to gain momentum from what we experienced in 2012, as evidenced by public wins with Telefonica, where we won the largest share of their 4G LTE network in Spain; China Mobile; and CNT in Ecuador. In 2013, we continued to focus on driving small cell adoption as we were selected to deploy the technology by Bouygues Telecom in France and as part of China Mobile’s TD-LTE 4G network.

Revenues in our Fixed Access division were €2,069 million in 2013, an increase of 1.9% from €2,030 million in 2012, as we saw growth continue from 2012 in our copper and fiber businesses, notably in the US and Europe, while legacy products continued their decline as experienced in the past. Service providers continue to show interest in copper revitalization, through VDSL2 vectoring, which allows speed enhancements over existing copper networks.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2013

COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

Revenues in our Licensing division were €77 million in 2013 compared to €112 million in 2012, a decrease of 31.3%, as we continue to reset this business after its reorganization in 2012. Following the 2013 termination of our agreement with RPX Corporation, a company that monetizes patent portfolios, we have decided to directly address monetization opportunities.

Revenues in our Managed Services division were €791 million in 2013 compared to €1,000 million in 2012, a decrease of 20.9%. The decline in revenues resulted from the impacts of renegotiating or exiting of margin-dilutive contracts that we began in 2012 and completed in 2013.

Segment operating loss in our Access segment was €(85) million in 2013, compared with an operating loss of €(323) million in 2012. Our Fixed Access division and Managed Services activities have improved their contributions to operating income compared to the year-ago period, and we are working to improve our cost structure to achieve profitability in our Wireless Access division as part of The Shift Plan.

OTHER SEGMENT

Revenues in our Other segment, which comprises Enterprise and Government, were €913 million in 2013, a decrease of 4.8 % from €959 million in 2012, using current exchange rates. When we translate the non-euro portion of Other sales into Euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 as compared to 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our Other segment revenues would have decreased by 3.5% instead of the 4.8 % decrease actually reported.

Segment operating income in the Other segment was €17 million or 1.9% of revenues in 2013, compared with an income of €8 million or 0.8% of revenues in 2012.

6.4    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

The following discussion takes into account our results of operations for the year ended December 31, 2012 and December 31, 2011, on the following basis:

—	As part of the Shift Plan announced on June 19, 2013, effective from July 1, 2013 we implemented a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 and 2011 periods are re-presented according to the new organization structure in order to facilitate comparison with the current period.

—	The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

—	Our 2011 financial results had previously been presented using the organizational structure that was effective July 20, 2011. Since then, as part of the Performance Plan, an organizational structure was adopted effective January 1, 2013 which was superseded by the current organizational structure adopted as part of The Shift Plan, effective June 2013. Therefore, the results of operations for 2011 have been re-presented using the current organizational structure, although limited financial information can be provided at the division level.

Revenues. Revenues totaled €14,449 million in 2012, a decline of 5.8% from €15,332 million in 2011. Approximately 57% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The appreciation in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 compared with 2011 had a positive effect on our reported revenues. If there had been constant exchange rates in 2012 as compared to 2011, our consolidated revenues would have decreased by approximately 10.3% instead of the 5.8% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2012, the average exchange rate that applied for 2011, instead of the average exchange rate that applied for 2012, and (ii) to our exports (mainly from Europe) effected during 2012 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2011. Our management believes that providing our investors with our revenues for 2012 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2012	Year ended December 31, 2011	% Change
Revenues as reported	14,449	15,332	(5.8%)
Conversion impact euro/other currencies	(682)		(4.4%)
Hedging impact euro/other currencies	(14)		(0.1%)
Revenues at constant rate	13,753	15,332	(10.3%)

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

Revenues in our Core Networking segment declined 4.1% in 2012, at current exchange rates with declines in our IP Transport and IP Platforms divisions offsetting growth in our IP Routing division. Revenues in our IP Routing division increased in the low-teens in 2012 driven by continued success of our IP/MPLS service router business as service providers transformed their networks to all-IP, with investments in key areas such as 100 Gigabit Ethernet and mobile backhaul. Revenues in the IP Transport division declined in the high-teens in 2012, as we witnessed declines in both our submarine and terrestrial portfolios of this business, the latter of which was heavily impacted by declines in legacy optical equipment. Revenues in our IP Platforms division declined in the low-single-digits as growth in Subscriber Data Management, Voice Over LTE (VoLTE) IMS and Customer Experience Solutions was not enough to offset declines in some of our legacy platforms.

Revenues in our Access segment declined 7.1% in 2012, as growth in Fixed Access and Managed Services was more than offset by declines in Wireless Access and Licensing. Revenues in the Fixed Access division increased in the mid-single-digits in 2012, as copper revitalization and fiber-access equipment outgrew declines in legacy equipment. Revenues in our Wireless division decreased in the mid-teens, where growth in LTE investments was not enough to offset declines in legacy 2G and 3G technologies. Revenues in the Managed Services division increased in the high single-digits in 2012, with a slowdown in revenues in the second half of the year resulting from the renegotiating or exiting of margin dilutive contracts. Revenues in our Licensing division declined in the 30% range in 2012 as this business was impacted by the modification of our agreement with RPX Corporation and our decision to directly address opportunities related to our patent portfolio.

Revenues in our Other segment, which includes Enterprise and Government, declined 6.3% in 2012.

Revenues in 2012 and in 2011 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros) Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2012	836	2,475	496	1,091	1,418	5,406	1,682	1,045	14,449
2011	1,211	2,728	616	1,295	1,348	5,470	1,563	1,101	15,332
% Change 2012 vs. 2011	(31%)	(9%)	(19%)	(16%)	5%	(1%)	8%	(5%)	(6%)

In 2012, revenues in the United States declined 1% and accounted for 37.4% of revenues, up from 35.7% in 2011. After two years of growth, the U.S. declined slightly in 2012, where growth in technologies such as LTE and IP was not enough to offset declines in 2G and 3G wireless spending, primarily CDMA products, and other legacy technologies. Europe accounted for 26.3% of revenues in 2012 (5.8% in France, 17.1% in Other Western Europe and 3.4% in Rest of Europe), down from 29.7% in 2011 (7.9% in France, 17.8% in Other Western Europe and 4.0% in Rest of Europe) as economic fears over uncertain macroeconomic conditions and sovereign debt weighed heavily on these regions. Within Europe, weakness was spread across most businesses as revenues decreased 31% year-over-year in France, declined 9% in Other Western Europe and fell 19% in Rest of Europe. Asia Pacific accounted for 17.4% of revenues in 2012 (7.6% in China and 9.8% in Other Asia Pacific), up from 17.2% of revenues in 2011 (8.4% in China and 8.8% in Other Asia Pacific), despite year-over-year revenue declines. This decline was mainly attributable to decreased spending in China, partially offset by growth in Other Asia Pacific, especially Japan. Revenues in Other Americas grew 8% in 2012 from 2011 and its share of total revenue increased to 11.6% from 10.2%. Rest of World’s share of total revenue was flat at 7.2% in both 2012 and 2011, despite revenues declining 5% in 2012.

Gross Profit. In 2012, gross profit as a percentage of revenues decreased to 30.0% of revenues, or €4,341 million, compared to 34.9% of revenue or €5,355 million in 2011. The decrease in gross profit was mainly driven by unfavorable product and geographic mix despite ongoing initiatives to reduce fixed operations costs. Gross profit in 2012 included (i) the negative impact from a net charge of
€(171) million for write-downs of

inventory and work in progress and (ii) the negative impact of a net charge of €(5) million in reserves on customer receivables, as compared to (i) the negative impact from a net charge of €(170) million for write-downs of inventory and work in progress and (ii) the positive impact of €3 million of reversals of reserves on customer receivables in 2011.

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

Administrative and selling expenses. In 2012, administrative and selling expenses were €(2,390) million or 16.5% of revenues compared to €(2,641) million or 17.2% of revenues in 2011. The 9.5% decline in administrative and selling expenses year-over-year reflects ongoing actions taken to improve operational efficiency through the reduction of administrative expense, Information Systems/Information Technology expenses, real estate expenses and organizational complexity that were accelerated as part of our Performance Program. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €118 million in 2012 and €116 million in 2011. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent (now knows as Alcatel-Lucent USA, Inc.), such as customer relationships.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

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

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €(493) million in 2012 compared to income of €247 million in 2011. The loss in 2012 reflects lower revenues and gross profit that were partially offset by lower overall operating expenses. Non-cash purchase accounting entries resulting from the Lucent business combination had a negative, non-cash impact of €230 million in 2012, which was lower than the impact of €268 million in 2011 mainly due to the phasing out of the 5-year amortization of in-process R&D related to the Lucent business combination.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments in 2012 by €(408) million, of which €(639) million were additional provisions and €231 million were reversals. Additional product sales reserves created during 2012 were €(525) million while reversals of product sales reserves were €177 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by €(363) million in 2011, of which additional provisions were €(617) million and reversals were €254 million. Additional product sales reserves created during 2011 were €(528) million while reversals of product sales reserves were €168 million. The negative change between 2012 and 2011 from the impact of provisions on income (loss) from operating activities before restructuring costs, litigations, gain/ (loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments was driven by additional provisions resulting from contractual penalties and claims as well as from warranty claims.

Restructuring Costs. Restructuring costs were €(489) million in 2012, representing (i) €(362) million of new restructuring plans and adjustments to previous plans; (ii) €(59) million of other monetary costs related to restructuring reserves,

(iii) €(57) million of other monetary costs related to reorganizational projects and related fees payable to third parties and (iv) a valuation allowance or write-off of assets of €(11) million in the aggregate. The cost of new restructuring plans increased in 2012 compared to 2011 due the introduction of our Performance Program and primarily related to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of business undertaken by the Group. Restructuring costs were €(203) million in 2011, representing (i) €(113) million of new restructuring plans and adjustments to previous plans; (ii) €(60) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) €(29) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €(1) million in the aggregate. Our restructuring reserves of €(456) million at December 31, 2012 increased compared to our €(294) million restructuring reserves at December 30, 2011, primarily due to the increase in net restructuring costs of €(479) million in 2012 compared to €(202) million in 2011, due to the recognition of a portion of restructuring costs arising from the announced Performance Program.

Litigations. In 2012, we booked a litigation credit of €2 million related to the FCPA and Fox River litigations. In 2011, we booked a litigation credit of €4 million related to both the FCPA and Fox River litigations due to the settlement of the FCPA matter with the SEC and the US Department of Justice as well as the reduction in the claim amount made against us in connection with the Fox River matter.

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

Impairment of assets. In 2012, we booked an impairment of assets charge of €(894) million mainly related to the Optics and Wireless businesses within our then-existing Networks segment. The Optics charge was related to adjusting our assumptions about the pace of the Wavelength-Division Multiplexing (WDM) ramp-up, which was slower than anticipated, and the migration of new technologies in the then-existing Optics division, while the Wireless charge was related to the faster-than-anticipated replacement of GSM and CDMA technologies by LTE technologies. Of the €(894) million of charges in 2012: (i) €(522) million were related to goodwill, of which €(431) million pertained to our then-existing Optics business, (ii) €(122) million related to capitalized development costs for our Wireless business, (iii) €(191) million related to other intangible assets of our Wireless business and (iv) €(59) million related to property, plant and equipment. There were no impairment of assets charges in 2011.

Post-retirement benefit plan amendments. In 2012, we booked a total of €204 million of credits related to post-retirement benefit plan amendments, including (i) a €60 million credit related to the change in retire healthcare benefits for formerly represented retirees resulting from the

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

extension of benefits until December 31, 2014 and the reduction of the Group’s obligation for such retirees who are subject to annual dollar caps; (ii) a €135 million credit related to the offer to deferred vested participants in the U.S. management pension and U.S. occupational inactive pension plans to receive a lump sum payment upon retirement; and (iii) a €9 million gain related to several amendments that we made to the Swiss pension plan. In 2011, we booked a €67 million one-time credit related to the change in our U.S. management pension plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(1,659) million in 2012, compared to income of €113 million in 2011. The loss from operating activities in 2012 is due to lower revenues and gross profits, an impairment of assets charge, higher restructuring costs and lower credits related to litigations, partially offset by lower operating expenses, a gain on consolidated entities and a larger credit related to post-retirement benefit plan amendments.

Finance costs. Finance costs were €(278) million in 2012, a decrease from €(293) million in 2011. The decline in finance costs was primarily driven by higher interest earned, from €59 million in 2011 to €78 million in 2012, partially offset by an increase in interest paid, net, from €(352) million in 2011 to €(356) million in 2012. The 2012 increase in interest earned is due primarily to an increase in our ownership of marketable securities in 2012 which provide higher interest than cash.

Other financial income (loss). Other financial losses were €(397) million in 2012, compared to €(160) million in 2011. In 2012, other financial losses consisted primarily of (i) a loss of €(178) million related to the change of estimated future cash flows in respect of Alcatel-Lucent USA, Inc.’s 2.875% Series B convertible debentures, since management anticipated that all debenture holders would exercise their right to receive payment on the June 15, 2013 optional redemption date, (ii) a loss of €(127) million related to the financial component of pension and post-retirement benefit costs (see Note 26b to our consolidated financial statements), (iii) a €(27) million loss related to the repurchase of U.S. $115.5 million in nominal value of Alcatel-Lucent USA, Inc.’s 2.875% Series B convertible debentures, (iv) a loss of €(30) million related to impairment losses on financial assets and (v) a net loss (taking into account hedging) of €(2) million on foreign exchange transactions. In 2011, other financial losses consisted primarily of (i) a loss of €(102) million related to the financial component of pension and post-retirement benefit costs and (ii) a loss of €(65) million, a majority of which is due to bank charges and discount costs in connection with the sale of certain of our receivables without recourse.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €5 million during 2012, compared with €7 million in 2011.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(2,329) million in 2012 compared to a loss of €(333) million in 2011.

Income tax (expense) benefit. We had an income tax expense of €(425) million in 2012, compared to an income tax benefit of €628 million in 2011. The income tax expense for 2012 resulted from a current income tax charge of €(72) million in addition to a net deferred income tax expense of €(353) million. The €(353) million net deferred income tax expense includes: (i) €(560) million of other deferred income tax expenses, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. mainly in connection with the 2012 annual impairment test of goodwill; and (ii) €(51) million of deferred tax expenses related to the post-retirement benefit plan amendments we implemented in 2012 (see Note 26e to our consolidated financial statements). These expenses were slightly offset by (i) €177 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €80 million related to the reversal of deferred tax liabilities mainly related to the repayment of Alcatel-Lucent USA, Inc.’s Series A convertible debentures. The income tax benefit for 2011 resulted from a current income tax charge of €(42) million which was more than offset by a net deferred income tax benefit of €669 million. The €669 million net deferred tax benefit primarily includes: (i) €559 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second and fourth quarters of 2011 and (ii) €114 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

Income (loss) from continuing operations. We had a loss from continuing operations of €(2,754) million in 2012 compared to income of €295 million in 2011.

Income (loss) from discontinued operations. We had income from discontinued operations of €666 million in 2012 mainly related to the capital gain on the disposal of our Genesys business in 2012, net of costs and tax. Income from discontinued operations was €414 million in 2011 related to the pending disposal of our Genesys business, including €338 million of deferred tax assets relating to the tax losses carried forward that were used to offset the capital gain on the disposal of our Genesys business in 2012.

Non-controlling Interests. Non-controlling interests accounted for a loss of €(77) million in 2012, compared to income of €49 million in 2011. The decrease from 2011 is due largely to losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity holders of the parent. A net loss of €(2,011) million was attributable to equity holders of the parent in 2012, compared to income of €660 million in 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

6.5    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

The following discussion takes into account our results of operations for the year ended December 31, 2012 and December 31, 2011, on the following basis:

—	As part of the Shift Plan announced on June 19, 2013, effective from July 1, 2013 we put into place a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 and 2011 periods are re-presented according to the new organization structure in order to facilitate comparison with the current period.

—	The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

—	Our 2011 financial results had previously been presented using the organizational structure that was effective July 20, 2011. Since then, as part of the Performance Plan, an organizational structure was adopted effective January 1, 2013 which was superseded by the current organizational structure adopted as part of The Shift Plan, effective June 2013. Therefore, the results of operations for 2011 have been re-presented using the current organizational structure, although limited financial information can be provided at the division level.

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

(In millions of euros) Twelve months ended December 31, 2012	Core Networking	Access	Other	Total Reportable unallocated Segments	Other and amounts	Total
Revenues	6,180	7,293	959	14,432	17	14,449
Segment Operating Income (Loss)	142	(323)	8	(173)	(90)	(263)
PPA Adjustments (excluding restructuring costs and impairment of assets)						(230)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairmentof assets and post-retirement benefit plan amendments						(493)

(In millions of euros) Twelve months ended December 31, 2011	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	6,442	7,854	1,023	15,319	13	15,332
Segment Operating Income (Loss)	210	278	23	511	4	515
PPA Adjustments (excluding restructuring costs and impairment of assets)						(268)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairmentof assets and post-retirement benefit plan amendments						247

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) decreased in

2012, to €(230) million compared with €(268) million in 2011. The decrease was mainly due to the phasing out of the amortization of in-process R&D related to the Lucent business combination.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. In 2012, a segment operating loss of €(263) million for the Group, adjusted for
€(230) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €(493) million. In 2011, a segment operating income of €515 million for the Group, adjusted for €(268) million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €247 million.

CORE NETWORKING SEGMENT

Revenues in our Core Networking segment were €6,180 million in 2012, a decrease of 4.1 % from €6,442 million in 2011, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The appreciation in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 as compared to 2011 had a positive impact on our reported revenues. If there had been constant exchange rates in 2012 as compared to 2011, we believe our Core Networking segment revenues would have decreased more than the 4.1% decrease actually reported. However, we are unable to determine the actual decline due to the re-presentment of the segment financial information to reflect our 2013 business organization.

Revenues in our IP Routing division increased in the low-teens in 2012. The strong year-over-year growth was driven by the continued success of our IP/MPLS service router portfolio. Regionally, we experienced strength in both the Americas and in Asia-Pacific. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, declined in the high-teens in 2012, with both our terrestrial and submarine businesses contributing to the decrease. Within terrestrial, spending for legacy SONET/SDH equipment remained in secular decline, while our WDM business rebounded in the second half, particularly in the Asia Pacific and EMEA regions. Our WDM portfolio slowed its pace of decline, from (14)% in the first half of 2012 to almost flat in the second half. Due to the change in our assumptions for the ramp-up of this business, we took an impairment charge in 2012. Traction within our WDM business revolves around our flagship product, the 1830 Photonic Service Switch (PSS), which represented 24% of terrestrial optics revenues, almost double compared to the previous year. Our submarine optics business also contributed to the overall decline in our Optics division, despite increased order flow as we exited 2012.

Revenues in our IP Platforms division decreased in the low-single-digits in 2012. Our Customer Experience Solution

(Motive) business continued its traction, along with both our Subscriber Data Management and Voice Over LTE (VoLTE) IMS businesses, which benefitted from the migration to LTE in North America in 2012. These growing areas were more than offset by declines in legacy applications, such as Messaging.

Operating income in our Core Networking segment was €142 million or 2.3% of revenues in 2012, compared with an operating income of €210 million in 2011. The decrease in operating income reflected overall lower volumes in the segment.

ACCESS SEGMENT

Revenues in our Access segment were €7,293 million in 2012, a decrease of 7.1 % from €7,854 million in 2011, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The appreciation in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 as compared to 2011 had a positive impact on our reported revenues. If there had been constant exchange rates in 2012 as compared to 2011, we believe our Access segment revenues would have decreased more than the 7.1% decrease actually reported. However, we are unable to determine the actual decline due to the re-presentment of the segment financial information to reflect our 2013 business organization.

Revenues in our Wireless division decreased in the mid-teens in 2012, witnessing declines across all regions, despite a stabilization in revenues towards the end of the year. The year-over-year declines were mainly driven by weakness in both 2G and 3G technologies, primarily CDMA in the U.S., after strong investments in the first half of 2011, and GSM in China, where delays in the central bidding process impacted spending. Due to these declines we also took an impairment charge for this business in 2012. In 2012 we saw a positive impact from spending on the first large-scale deployments of 4G LTE wireless networks, especially in the Americas, which helped to partially offset declines across other wireless technologies.

Revenues in our Fixed Access division increased in the mid-single-digits in 2012. The increase in this business was driven by fiber-rollouts for nationwide broadband initiatives, driving strong growth in our fiber-based access equipment portfolio. Fiber products grew across all regions, with particular strength in China. This growth was muted by continued declines in our legacy and IP-DSLAM businesses. Service providers also continue to show interest in copper revitalization, through VDSL2 vectoring, which allows speed enhancements over existing copper networks.

Revenues in our Licensing division declined in the 30% range in 2012 as this business was impacted by the modification of our agreement with RPX Corporation in 2012.

The Managed Services division increased in the high-single-digits in 2012, with a slowdown in revenues in the second half of the year resulting from the renegotiating or exiting of margin dilutive contracts.

Segment operating loss in our Access segment was €(323) million in 2012, compared with an operating income of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

€278 million in 2011. The operating loss in our Access segment was mainly attributable to a loss in our Wireless division, driven by overall lower volumes and unfavorable shifts in product and geographic sales mix, as well as a loss in our Managed Services division.

OTHER SEGMENT

Revenues in our Other segment, which comprises Enterprise and Government, were €959 million in 2012, a decrease of 6.3 % from €1,023 million in 2011, using current exchange rates. When we translate the non-euro portion of Other sales into Euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The appreciation in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 as compared to 2011 had a positive impact on our reported revenues. If there had been constant exchange rates in 2012 as compared to 2011, we believe our Other segment revenues would have decreased more than the 6.3 % decrease actually reported. However, we are unable to determine the actual decline due to the re-presentment of the segment financial information to reflect our 2013 business organization.

Segment operating income in the Other segment was €8 million or 0.8% of revenues in 2012, compared with an income of €23 million or 2.2% of revenues in 2011.

6.6    LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash flow for the years ended December 31, 2013 and 2012

Introductory note. The figures for 2012 are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

Overview. Cash and cash equivalents increased €695 million in 2013 from €3,401 million as of December 31, 2012 to €4,096 million as of December 31, 2013, mainly due to the issuance of senior and convertible notes for an aggregate of €2,248 million, and the entering into the Senior Secured Credit Facilities, for a total nominal value of U.S. $2,250 million and €300 million, as well as a rights issue of €957 million, partially offset by the repayment of debt, and by net cash used by investing activities of €1,194 million.

Net cash provided (used) by operating activities. Net cash used by operating activities was €135 million in 2013 compared to €104 million in 2012. Net cash provided by operating activities before changes in working capital, interest and taxes was €257 million in 2013 compared to net cash used by operating activities of €12 million for 2012. This increase was primarily due to the fact that income from operating activities before restructuring costs, litigations, gain (loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments represented a profit of €204 million in 2013 compared to a loss of €493 million in 2012.

Changes in working capital had a negative impact of €19 million in 2013 on our net cash from our operating activities compared to a positive impact of €167 million in 2012, due to the following factors: Changes in inventories and work in progress had an unfavorable effect on the operating cash flow of €209 million in 2013 compared to €123 million in 2012, both periods having been impacted by the increase of work in progress in the Wireless activities in connection with some major contracts, particularly in the U.S., in 2012. Also, the change in trade receivables amounted to €158 million in 2013, mainly driven by the increased sale of receivables without recourse, which represented €232 million (€159 million in 2012), compared to a change in trade receivables of €544 million in 2012. The decrease was mainly due to a higher level of account receivables as of December 31, 2013. 2012 was particularly impacted by the decrease in revenues and in overdue receivables. In addition, in 2013, the impact of the customer’s deposits and advances was slightly negative (€22 million), while in 2012, they contributed significantly to a positive effect of €94 million, mainly due to advances received in connection with major contracts in the U.S.

Net interest and taxes paid amounted to €373 million in 2013 compared to €259 million in 2012. Interest paid increased to €362 million in 2013 from €274 million in 2012 primarily due to the increase of the financial debt with the issuance of senior and convertible notes and the Senior Secured Credit Facilities.

Net cash provided (used) by investing activities. Net cash used by investing activities was €1,194 million in 2013 compared to €1,096 million in 2012. Capital expenditures slightly decreased from €581 million in 2012 to €528 million in 2013, while the acquisition of marketable securities represented net cash used of €723 million compared to €574 million in 2012.

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €2,326 million in 2013 compared to €1 million in 2012.

As detailed in “Capital Resources”, below, in 2013 we issued senior and convertible notes for an aggregate amount of €2,248 million, and entered into the three Senior Secured Credit Facilities. With the proceeds of these issuances and facilities, among other things, we repaid outstanding notes and other debt securities for an aggregate amount of €1,909 million. In the course of the year, we also repaid two of the Senior Secured Credit Facilities (of U.S. $500 million and €300 million nominal value) (see Section 4.5 “Material Contracts” under the heading “2013 Senior Secured Credit Facilities”).

In 2013, we also issued 455 million shares, resulting in a capital increase of €957 million. In 2012, capital increases amounted to €122 million, and related to the capital increase of Alcatel Shanghai Bell in connection with the contribution to such company of the RFS business by its former shareholders.

The net negative effect of exchange rate changes was €291 million in 2013 compared to a positive effect of €23 million in 2012.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

Disposed of or discontinued operations. Cash used by discontinued operations was €11 million in 2013, compared to €1,035 million of cash provided in 2012, of which €1,044 million were related to the disposal of our Genesys business.

CAPITAL RESOURCES

Resources.    Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms, including by capital increase, and credit facilities. Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, the debt and equity market conditions generally and our compliance with the terms of our credit facilities and our debt indentures.

We cannot rely on our ability to access the debt and equity markets at any given time.

Also, our on-going operations did not generate positive cash flow in either 2013 or 2012. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to €6,355 million as of December 31, 2013. Although approximately €1,057 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China) that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

Capital Increase. In November 2013, we launched a capital increase through an offering of preferential subscription rights, which was completed in December. The subscription price was €2.10 per share and for every 41 shares held, a shareholder was entitled to subscribe for 8 new shares. As a result of the offering, we issued 455,568,488 new ordinary shares and received gross proceeds of €957 million.

2013 Syndicated Bank Credit Facility. On December 17, 2013, we obtained a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of funds under the credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on the credit facility is conditioned upon compliance with a financial covenant linked to the Group’s capacity to cover its interest charges. Alcatel-Lucent USA Inc. and some subsidiaries of the Group have provided senior unsecured guarantees in respect of this revolving credit facility.

2013 Senior Secured Credit Facilities. On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and Alcatel Lucent and some subsidiaries of the Group, as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 and which comprised:

—	An asset sale facility with a total nominal value of U.S.$500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternative Base Rate (ABR) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;

—	A credit facility with a total nominal value of U.S.$1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019 and with a quarterly amortization of 0.25% of nominal value; and

—	A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and with a quarterly amortization of 0.25% of nominal value.

We repaid the asset sale facility in full and terminated it on August 7, 2013, using the proceeds of the offering of the 8.875% Senior Notes due January 1, 2020 issued by Alcatel-Lucent USA Inc. (see “8.875% Senior Notes due January 1, 2020” below).

We repaid the credit facility with a total nominal value of €300 million due January 2019 in full on December 6, 2013, using part of the proceeds of the offering of the 6.75% Senior Notes due November 15, 2020 issued by Alcatel-Lucent USA Inc. (see “6.75% Senior Notes due November 15, 2020” below).

The remaining U.S.$1,750 million Senior Secured Credit Facility due January 2019 is secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The Credit Agreement does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity or make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing. In addition, the Credit Agreement provides that the sale of certain assets of the Group may trigger mandatory pre-payment obligations.

These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The Credit Agreement provides that non-compliance with any of the covenants could be deemed an event of default.

On December 20, 2013, Alcatel-Lucent USA Inc. entered into an amendement to the Credit Agreement, which had the effect as of February 18, 2014, of lowering the credit spread from 4.75% to 3.50%. In addition, under the terms of this

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

amendment, if, prior to August 18, 2014, all or part of the Senior Secured Credit Facility is voluntarily repaid with (a) cash from a loan financing, the primary purpose of which is to decrease the yield of such Facility, or (b) cash from the issuance of notes or convertible debt, then such repayment must be made at 101.0% of the principal amount repaid. The Senior Secured Credit Facility is otherwise repayable at par at any time.

On August 16, 2013, Alcatel-Lucent USA Inc. entered into an amendement to the Credit Agreement, which had the effect of changing certain covenants governing the facilities outstanding at the time, in particular those restricting asset sales or dealing with mandatory repayment in case of asset sales, and lowered the credit spread on the U.S.$1,750 million Senior Secured Credit Facility from 6.25% to 4.75% and the credit spread on the €300 million Senior Secured Credit Facility from 6.50% to 5.25%.

4.625% Senior Notes due July 1, 2017. In December 2013, Alcatel-Lucent USA Inc. issued Senior Notes due July 1, 2017 with a 4.625% coupon for a total nominal value of U.S.$650 million. In January 2014, we used the net proceeds of this issuance, together with available cash, to repay in full the U.S.$931 million aggregate principal amount outstanding of the 7.75% Convertible Trust Preferred Securities due 2017 issued by Lucent Technologies Capital Trust I. Alcatel Lucent and some subsidiaries of the Group have provided senior unsecured guarantees of these Senior Notes. At the option of Alcatel-Lucent USA Inc., the notes may be subject to early redemption under certain conditions. Covenants similar to those included in the indenture for the 8.50% Senior Notes due January 15, 2016 issued by Alcatel Lucent apply to these notes. Such covenants include restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in mergers, consolidations or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford the Group the ability to conduct its operations, strategy and finances without significant effect.

The notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest. Additionally, the notes may be redeemed upon the occurrence of certain changes in applicable tax law at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any.

6.75% Senior Notes due November 15, 2020. In November 2013, Alcatel-Lucent USA Inc. issued Senior Notes due November 15, 2020 with a 6.75% coupon for a total nominal value of U.S.$1,000 million. The net proceeds of this issuance were used (i) to redeem the U.S.$96 million aggregate principal amount of Alcatel-Lucent USA Inc.’s 2.875% Series A Convertible Bonds due 2023 and the 2.875% Series B Convertible Bonds due 2025, and the €11 million principal amount of Alcatel Lucent’s 5.00% OCEANE (convertible/exchangeable bonds) due 2015; (ii) to prefund the maturity of €274 million principal amount of Alcatel Lucent’s 6.375% notes due in April 2014, (iii) to repay the €300 million Senior

Secured Credit Facility due 2019 (see “2013 Senior Secured Credit Facilities”), and (iv) for general corporate purposes. Alcatel Lucent and some subsidiaries of the Group have provided senior unsecured guarantees of these Senior Notes. At the option of Alcatel-Lucent USA Inc., the notes may be subject to early redemption under certain conditions. Covenants similar to those included in the indenture for the 8.50% Senior Notes due January 15, 2016 issued by Alcatel Lucent apply to these notes (see “4.625% Senior Notes due July 1, 2017”).

The notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest. Additionally, the notes may be redeemed upon the occurrence of certain changes in applicable tax law at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any.

8.875% Senior Notes due January 1, 2020. On August 7, 2013, Alcatel-Lucent USA Inc. issued Senior Notes due January 1, 2020 with an 8.875% coupon for a total nominal value of U.S.$500 million. We used the net proceeds of this issuance to repay our U.S.$500 million asset sale facility due 2016 (see “2013 Senior Secured Credit Facilities”). Alcatel Lucent and some subsidiaries of the Group have provided senior unsecured guarantees of these Senior Notes. At the option of Alcatel-Lucent USA Inc., the notes may be subject to early redemption under certain conditions. Covenants similar to those included in the indenture for the 8.50% Senior Notes due January 15, 2016 issued by Alcatel Lucent apply to these notes (see “4.625% Senior Notes due July 1, 2017”).

The notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest. Additionally, the notes may be redeemed upon the occurrence of certain changes in applicable tax law at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any.

OCEANE 2018. On July 3, 2013, Alcatel Lucent issued convertible/exchangeable bonds (OCEANE) maturing on July 1, 2018, for a nominal amount of €629 million. The conversion price per bond was set at €1.80, giving a conversion premium of approximately 37% over the reference share price of Alcatel Lucent’s shares listed on the regulated market NYSE-Euronext in Paris.

The bonds bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2014. At the option of Alcatel Lucent, the bonds may be subject to an early redemption under certain conditions.

The purpose of the issuance was to extend the maturity of our Group’s indebtedness. Consistent with this objective, during July 2013, a nominal value of €748 million of the 5.00% OCEANE due January 2015 was repurchased for €780 million in cash (excluding accrued interest).

Following the capital increase (see “Capital Increase”), due to the anti-dilution provisions of the OCEANE 2018, the

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

conversion/exchange ratio, which was one Alcatel Lucent share with a nominal value of €0.05 for one OCEANE 2018,

was adjusted to 1.06 Alcatel Lucent shares with a nominal of €0.05 euro for one OCEANE 2018 effective December 9, 2013.

Credit ratings

At February 5, 2014, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s	B3	B3/Caa1	(1)	Not Prime	Stable	Dec 4, 2012/ Dec 19, 2013	Nov 7, 2013
Standard & Poor’s	B-	CCC+		B	Positive	Jun 21, 2013/ Nov 7, 2013	Nov 7, 2013

(1)	The OCEANE 2018 and the 6.375% Senior Notes are rated Caa1 (as indicated further below); all other long-term debt issued by Alcatel Lucent is rated B3.

At February 5, 2014, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family Rating	Long-term Debt		Short-term Debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s	n.a	B3/B1	(1)	n.a	Stable	Dec 12, 2013	Nov 7, 2013
Standard & Poor’s	B-	CCC+/B+	(2)	n.a	Positive	Jun 21, 2013/ Nov 7, 2013	Nov 7, 2013

(1)	The U.S.$ 1,750 million Senior Secured Credit Facility is rated B1 and the 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.
(2)	Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. The U.S. $1,750 million Senior Secured Credit Facility is rated B+.

Moody’s: On December 19, 2013, Moody’s upgraded the rating of the 8.50% Senior Notes due 2016 issued by Alcatel Lucent from Caa1 to B3.

On November 7, 2013, Moody’s changed the outlook on Alcatel Lucent’s Corporate Family B3 rating from Negative to Stable, and affirmed the existing ratings of the Group’s debt.

On August 23, 2013, Moody’s assigned a definitive B3 rating to the 8.875% Senior Notes due 2020 issued by Alcatel-Lucent USA Inc. and affirmed Alcatel-Lucent’s B3 Corporate Family Rating.

On June 26, 2013. Moody’s assigned a provisional Caa1 rating to the OCEANE due 2018 issued by Alcatel Lucent and converted the provisional B1 rating of the three Senior Secured Credit Facilities into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional B1 rating to the three Senior Secured Credit Facilities.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the Alcatel-Lucent USA Inc. 2.875% Series A and Series B convertible bonds that were guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as Alcatel-Lucent USA Inc. debt and the trust preferred securities issued by Lucent Technologies Capital Trust I, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the Alcatel-Lucent USA Inc. 2.875% Series A and Series B convertible debentures, that were guaranteed by Alcatel Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel Lucent Corporate Family rating but downgraded from B2 to B3 the Alcatel-Lucent USA, Inc. 2.875% Series A and Series B convertible debentures that were guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed 6.50% Notes due 2028 and 6.45% Notes due 2029 issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent’s Corporate Family rating, the Alcatel-Lucent long term debt (except the OCEANE 2018 and the 6.375% Senior Notes), and the Alcatel-Lucent USA Inc. rated long term debt (except the Senior Secured Credit Facility which is rated B1), are rated B3, in the B category, which also includes B1 and B2 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Alcatel-Lucent’s OCEANE 2018 and the 6.375% Senior Notes are rated Caa1, in the Caa category, which Moody’s characterizes as follows: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

Standard & Poor’s: On November 7, 2013, Standard & Poor’s revised its outlook on Alcatel Lucent and on Alcatel-Lucent USA Inc. from Stable to Positive, and affirmed its B- Corporate Credit rating on both companies. On November 7, 2013, Standard & Poor’s also affirmed the B short term rating on Alcatel Lucent.

On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel-Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the OCEANE 2018 issued by Alcatel-Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I was lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook was negative. At the same time, the BB- issue rating on the Senior Secured Credit Facilities was affirmed. The other ratings were also affirmed.

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

The B- Alcatel-Lucent Corporate Family Rating, as well as the B+ rating of the Alcatel-Lucent USA Inc. Senior Secured Credit Facility, are in the B category.

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

The Group’s long term unsecured debt (including both Alcatel-Lucent and Alcatel-Lucent USA Inc. debt) is rated CCC+, in the CCC category, which also includes CCC and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plans. On June 19, 2013, we announced the launch of The Shift Plan. Through this plan, we aim at reducing our fixed-cost base by €1 billion in 2015 compared to our 2012 basis through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity. For the year ended December 31, 2013, we had expensed €30 million of restructuring costs for these actions.

During 2014 and 2015, the cumulative amount of cash outlays pursuant to our restructuring programs should be approximately €1.3 billion.

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program included the reduction of approximately 5,500 jobs across the Group, and provided for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets. Overall, we had estimated total restructuring costs related to the Performance Program at €0.9 billion. As of December 31, 2013, we had expensed €0.76 billion of restructuring costs accumulated since inception of the plan (€0.4 billion as of December 31, 2012).

Capital Expenditures. For 2014, we expect higher capital expenditures compared to €528 million in 2013, including capitalization of development expenditures.

Short-term debt. As of December 31, 2013, we had €1,240 million of short-term financial debt outstanding, which included €675 million in carrying value (nominal value of U.S.$931 million) of the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities that were repaid in full in January 2014 and €274 million related to the 6.375% Senior Notes due April 2014.

Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €6,355 million as of December 31, 2013, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions, with its corresponding impact on our profitability, and of the amount of cash used by operating activities during 2013 (see “Liquidity,” above), on June 19, 2013, we launched The Shift Plan mentioned above (and described in more detail in Section 4.2, “Highlights of transactions during 2013”, and Section 6.1, “Overview of 2013” and Section 6.8 “Strategy and Outlook through 2015”) with a view to reducing costs by €1.0 billion by the end of 2015.

To the extent that the business environment further materially deteriorates or our customers further reduce their spending plans, or if the credit markets were to limit our access to bid

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the market environment and given our limited ability to access the equity and fixed income market under such circumstance.

Long-term debt and total financial debt. As of December 31, 2013, we had €4,922 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €6,162 million, compared to €4,805 million as of December 31, 2012. Alcatel-Lucent may decide to repurchase some of the notes issued by Alcatel-Lucent USA Inc. before their maturity, using the proceeds of the Senior Secured Credit Facility described above or cash on hand.

Rating clauses affecting our debt

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding notes and convertible debentures do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond 2013. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations as of December 31, 2013 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2014	2015-2016	2017-2018	2019 and after	Total
Financial debt (excluding finance leases)	1,227	620	1,021	3,271	6,139
Finance lease obligations (1)	13	9	1	-	23
Equity component of convertible bonds	-	-	114	-	114
Sub-total - included in statement of financial position	1,240	629	1,136	3,271	6,276
Finance costs on financial debt (2)	312	580	539	948	2,379
Operating leases	178	245	146	172	741
Commitments to purchase fixed assets	28	-	-	-	28
Unconditional purchase obligations (3)	796	447	362	227	1,832
Sub-total - commitments not included in statement of financial position	1,314	1,272	1,047	1,347	4,980
Total contractual obligations (4)	2,554	1,901	2,183	4,618	11,256

(1)	Of which €10 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)	Further details on put and call dates are given in Note 25 to our consolidated financial statements.

(3)	Of which €838 million relates to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions below”. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 26 to our consolidated financial statements).

OFF-BALANCE SHEET COMMITMENTS

On December 31, 2013, our off-balance sheet commitments and contingencies amounted to €1,859 million, consisting primarily of €1,180 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-

guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €1,859 million is approximately €212 million in customer financing commitment provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2013	2012	2011
Guarantees given on contracts made by the Group	1,180	1,217	1,210
Discounted notes receivable with recourse (1)	-	1	1
Other contingent commitments (2)	671	716	834
Sub-total - contingent commitments	1,851	1,934	2,045
Secured borrowings (3)	8	4	11
Cash pooling guarantee (4)	-	-	-
Total (5)	1,859	1,938	2,056

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 28 to our consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 26 to our consolidated financial statements for a summary of our expected contributions to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2013 consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2013 (nil as of December 31, 2012 and €1 million as of December 31, 2011).

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”)., with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €94 million of these restructuring costs were incurred during 2013 (€31 million in 2012 and €22 million in 2011). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us (including €6 million of onerous lease costs). €10 million of these supplemental costs were incurred during 2013 (€6 million in 2012 and €10 million in 2011).

As part of the transfer of resources, in 2010 we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €10 million finance lease obligation as of December 31, 2013 (€10 million as of December 31, 2012 and €13 million as of December 31, 2011).

Also as part of the overall arrangement with HP, we committed to purchase approximately €514 million of HP

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commitment, €311 million represent our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2013, our remaining total purchase commitment was €104 million (€226 million as of December 31, 2012 and €276 million as of December 31, 2011). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by us from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of €644 million as of December 31, 2013 (€778 million as of December 31, 2012 and € 976 million as of December 31, 2011); and

—	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €90 million as of December 31, 2013 (€105 million as of December 31, 2012 and €164 million as of December 31, 2011)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2013.

Other Commitments — Contract Manufacturers / Electronic Manufacturing Services (EMS) providers

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

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us. We establish provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into our products. In 2013, we recorded a charge of €26 million for excess inventory commitments with our EMS providers compared to a charge of €25 million in 2012 (and a charge of €6 million in 2011).

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

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2013.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €11 million as of December 31, 2013 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. In 2013, a payment of €5 million was made to NCR Corporation and an increase to this provision in the amount of €2 million was accounted for based upon NCR Corporation’s increase of the amount of the claim it asserted against AT&T Corp. and Alcatel-Lucent (a reversal of €1 million was accounted for in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

2012 and a reversal of €3 million was accounted for in 2011). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2013 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$23 million of lease obligations as of December 31, 2013 (U.S.$47 million of lease obligations as of December 31, 2012 and U.S.$ 59 million of lease obligations as of December 31, 2011), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guarantees of Alcatel-Lucent Notes and Revolving Credit Facilities

On March 27, 2007, Alcatel-Lucent USA Inc. issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €274 million as of December 31, 2013). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

On November 15, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s 8.50% Senior Notes due 2016 (the principal amount of which was €425 million on December 31, 2013). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

On December 17, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s €504 million Revolving Credit Facility (which was undrawn on December 31, 2013). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty should the Revolving Credit Facility be drawn. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent’s guarantees of Alcatel-Lucent USA Inc.’s Senior Notes

Alcatel-Lucent USA Inc. issued (i) in August 2013 8.875% Senior Notes due January 1, 2020 (the principal amount of which was €363 million on December 31, 2013), (ii) in November 2013 6.750% Senior Notes due November 15, 2020 (the principal amount of which was €725 million on December 31, 2013) and (iii) in December 2013, 4.625% Senior Notes due July 1, 2017 (the principal amount of which was €471 million on December 31, 2013). These Notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Alcatel-Lucent and other subsidiaries of Alcatel-Lucent. Alcatel-Lucent’s guaranty will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent.

Customer financing

Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2013, net of reserves, we had an exposure of approximately €100 million under drawn customer-financing arrangements, representing approximately €91 million of deferred payments and loans,

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

and €9 million of guarantees. In addition, as of December 31, 2013, we had further commitments to provide customer financing for approximately €48 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

CAPITAL EXPENDITURES

For 2014, we expect higher capital expenditures compared to 2013, when such expenditures amounted to €528 million including capitalization of development expenses. We believe that our current cash, cash equivalents and marketable securities and funding arrangements, provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the equity and fixed income market at this point.

6.8    STRATEGY AND OUTLOOK THROUGH 2015

OVERVIEW

We are implementing The Shift Plan, which we designed to transform our company into an IP and Cloud networking and ultra-broadband specialist that is refocused on unlocking innovation, continued cost reduction, cash generation, profitable growth and a sound balance sheet.

We believe that successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability, enhance our employees’ commitment to the Group and provide us with the ability to negotiate improved terms when we access the capital markets.

The below paragraphs describe our goals and accomplishments as of the date of this report implementing the Shift Plan.

Be repositioned as an IP and Cloud networking and ultra-broadband specialist

We have repositioned our business from a telecommunications generalist to an IP and Cloud networking and ultra-broadband specialist and have had commercial success and gained market share in key technologies. This transformation has been enriched by our innovations across a number of important areas of our business, including, core routing and SDN within IP Routing, 400G in IP Transport, virtualization in IP Platforms, carrier aggregation and Multimedia Broadcast Multicast Service (eMBMS) in Wireless and G.fast in Fixed Networks.

Apply differentiated management with full P&L and cash accountability

Under The Shift Plan, we have implemented differentiated management, for growth and for cash, with full accountability for profit and loss contribution and cash generation.

Management is prioritizing accountability, cash consciousness, customer focus, simplification and speed of execution. The Shift Plan contemplates that key businesses are managed through verticals in order to promote accountability and industrial and strategic logic. As a result, the organization of our business has been restructured into three categories:

—	Business Segments, consisting of Core Networking, Access and Other;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.8 STRATEGY AND OUTLOOK THROUGH 2015

—	Organizations with specific focus, consisting of Operations, Strategy & Innovation and Sales; and

—	Corporate Functions, consisting of Finance and Legal, Human Resources, and Marketing.

The new Leadership Team is headed by Michel Combes, our Chief Executive Officer. For further details on the Leadership Team, refer to Section 7.1.1.3 “The Leadership Team and the Management Committee”.

Manage our Core Networking business for growth

By investing in our Core Networking businesses (which includes IP Routing, IP Transport, IP Platforms and associated services), we are expecting that these businesses will be the growth engines of the Group in the future. We expect to benefit from double digit growth from 2012 to 2015 in our IP revenue, driven by market growth and expansion of our addressable market, as well as by improvements in our product mix, driven by achieving a larger share of the IP, IMS (IP Multimedia Subsystem) and Customer Experience market.

We aim to generate revenues of more than €7 billion from our Core Networking business in 2015. We also aim to improve Core Networking business’s contribution to our segment operating margin to more than 12.5% in 2015. We define segment operating margin as income (loss) from operating activities before restructuring costs, litigations, gain/loss on disposal of consolidated entities, impairment of assets, and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) divided by revenues.

We are seeking to increase our research and development investment in our Core Networking business by 8% by the end of 2015, as compared to 2012. We are also targeting a reduction in our SG&A in order to achieve an SG&A to revenue ratio of approximately 13%.

IP Routing. We expect that secular growth in the market will continue to be driven by the transformation to all-IP networks. We anticipate continuing to make progress in our Edge, Packet Core and Mobile Backhaul product lines, as our 7950 XRS core router, Evolved packet Core and Nuage Networks products continue to gain traction.

IP Transport. We believe that our division will return to historical gross margins in terrestrial optics, driven by the transition to our 1830 WDM (Wave-Division Multiplexing) platform and by the progress in 100G deployments. We also anticipate that the submarine optics business will continue its cyclical recovery from 2012 lows.

IP Platforms (software and services). In line with the growth in all-IP networks, we are accelerating adoption of our IMS platform, are continuing to grow revenues in Customer Experience and have positioned ourselves for network virtualization with our Cloudband software. In 2014 we announced a partnership with Intel to accelerate the market for cloud by enabling service providers worldwide to improve their time to market, operational efficiency and creative development of new products and services for consumers and business customers with the use of Network Functions Virtualization (NFV). At the same time, we rationalized our payment business and disposed of our application enablement and mobile commerce businesses. In the services area, we will continue to support the migration to all-IP networks and the Cloud IP transformation, and as a result we are phasing out our BSS business (Business Support System) and streamlining our OSS business (Operations Support System).

Manage our Access and Other businesses for cash.

We are managing our Access and Other businesses for cash, of which;

—	Access includes our wireless, fixed access, managed services businesses and licensing, and

—	Other includes our enterprise and government businesses.

Our goal is to increase the segment operating cash flow contribution (defined as income from operating activities before restructuring costs, gain/loss on disposal of consolidated entities, impairment of assets, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) plus operating working capital change) from these businesses to a positive contribution of more than €250 million in 2015.

We are managing these businesses by stabilizing our wireless business, building on our leadership position in fixed access and rebuilding the revenues generated by patent licensing. We expect that revenue growth in FTTx, VDSL, LTE and patent licensing will offset the anticipated secular decline in legacy technologies, such as 2G and 3G. We anticipate that our business mix will improve in fixed access, driven by improving our business model in ONT (Optical Network Termination) and a better geographical mix, and in managed services, driven by strict financial criteria and the completion of our exit from unprofitable contracts.

We are reducing our investment in legacy research and development and streamlining our SG&A expenses in order to decrease operating expenses for the Access business by 25% in 2015 as compared to 2012. We anticipate a negative impact on our working capital requirements in 2014 driven by building inventory for large network deployments in North America and China and a neutral impact in 2015.

Wireless business back to profitability. The acceleration of the LTE rollout and the introduction of small cell technology have led to a major transition in the industry. We believe that we have an opportunity to improve our wireless business as legacy 2G and 3G technologies become less relevant, with technological disruption driving a new business model. We anticipate a further decline in legacy technologies and a less favorable geographic mix in LTE. To bring our wireless business back to profitability, we intend to continue building on our strong footprint in the North American, Chinese and French markets, address selective TDD (time division duplex) and FDD (frequency division duplex) LTE overlay opportunities and continue to drive the adoption of small cell technology. In that perspective, we announced and implemented a partnership with Qualcomm to co-develop small cell technologies and expand our portfolio in this technology.

We are also aiming to generate cost efficiencies by focusing research and development on LTE while reducing spending on legacy technologies by more than 50% and reducing our wireless SG&A expenses by 25% over the 2013-2015 period.

Build on leadership position in Fixed Access. We believe that our fixed access business is well positioned to benefit from a

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.8 STRATEGY AND OUTLOOK THROUGH 2015

technology upgrade cycle by service providers to attain faster speeds over fixed networks that we anticipate will continue to occur, and represents a stable market over the long-term that is part of the strategic national infrastructure in many parts of the world. Our goal is to achieve double digit profitability and strong cash generation, and we will target a 30% reduction in fixed access SG&A expenses over the 2013-2015 period. We are aiming to reduce the number of products, to optimize our customer segmentation, to build on our leadership position by leveraging our VDSL, including vectoring, and FTTx products, and to increase our addressable market through channels and cable operator opportunities.

Managed services back to profitability. We are selectively rebuilding our managed services business by basing our decisions largely on existing customer relationships or product synergies, under strict financial criteria. As of the date of this report, we have addressed unprofitable contracts which generated a €132 million loss in 2012.

We are also considering repositioning this business around two services: aiding in the transformation of operators’ networks from a technology and operational perspective, and BOMT (Build Operate, Manage and Transfer) services, which is a comprehensive service for customers who need to efficiently roll-out, operate, and manage a new next-generation network.

Operate patent licensing as a business. We are resetting the way in which we operate our patent licensing business by switching from a defensive to an offensive use of patent portfolios designed to generate recurring revenue streams. We believe this approach could generate more than €150 million in revenues per year by the end of 2015. We will aim to further leverage our experienced team of intellectual property professionals led by new management to drive greater value from our library of more than 47,000 active and pending patents, as of December 31, 2013.

Markets diversification

We believe that successful implementation of The Shift Plan will improve the way we access the market, resulting in a business that is better leveraged.

We believe that successful implementation of The Shift Plan will allow us to redesign our sales and marketing strategy to take advantage of our new products and services portfolio focus and help us identify new market segments. Such new markets may include cyber security and data center, where our leading edge innovations in IP and cloud services could allow us to better address regional and smaller service providers, benefit from the transformation to all-IP networks with Multi Service Operators (MSOs), and address the telecommunications needs of web-scale and extra-large enterprises.

In addition, targeted improvements will be made in key areas, such as the number of countries in which we operate and the location of our sales offices, and the percentage of our sales through distribution channels (approximately 3% of sales in 2012 to a target of 7% in 2015).

Rightsize the cost structure

We believe that successful implementation of The Shift Plan will achieve €1 billion of fixed cost savings in 2015 compared to our 2012 cost base, by significantly reducing sales, general and administrative (SG&A) expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality.

In 2013, we generated €363 million of fixed cost savings compared to our 2012 base, which exceeded our 2013 target of €250 million to €300 million. We believe that we will realize the remainder of the objective of achieving €1 billion in fixed cost savings in 2014 and 2015.

Reduce costs. We are reducing our cost base, including reducing expenses, through sales and marketing efficiencies. These efficiencies will continue to be realized by reducing our direct country presence and instead, developing sales through channels and streamlining certain support functions. We are also consolidating our sales support and marketing offices and increasing sales productivity. We expect these reductions will represent approximately €300 million of savings in 2015 compared to our 2012 base.

In addition to the €300 million of sales and marketing savings, we anticipate that approximately €200 million will be achieved by streamlining our general and administrative expenses through consolidating support functions, reducing the number of legal entities and reducing discretionary spending.

Finally, we believe that the reduction in the number of locations, thereby reducing real estate costs, and the reduction in expenses in IS/IT systems will represent the remaining €100 million of savings in 2015 compared to our 2012 base.

Improve operational efficiency. The Shift Plan envisions an additional reduction in our cost base through operational efficiency improvements. We intend to achieve this goal by reducing expenses through improvements to our supply chain (through warehouse and purchasing location consolidation), improving global processes and optimizing support for legacy products (representing approximately €100 million of savings in 2015 compared to our 2012 base).

In addition, we contemplate increasing outsourced manufacturing, reducing product complexity, improving quality and standardizing bills of materials (representing approximately €100 million of savings in 2015 compared to our 2012 base).

Refocus and unlock innovation. We are refocusing and unlocking innovation by redefining and leveraging our innovation capacities. We are implementing a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. We also continue to focus on in-house start-ups, as well as on partnerships and co-developments with leading-edge customers.

Our research and development focus under The Shift Plan will continue to be on IP routing, transport and ultra-broadband access with an 8% research and development increase from 2013 through 2015. We expect that these areas will represent 85% of our research and development investment in 2015 under The Shift Plan. The Shift Plan contemplates that while we will increase our research and development investment in IP routing, transport and ultra-broadband access, we will also strive to reduce our legacy research and development by 60%, thereby reducing our legacy research and development

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.8 STRATEGY AND OUTLOOK THROUGH 2015

expenses from approximately 35% in 2012 to 15% in 2015. In 2013, legacy research and development decreased to 28% of total R&D spending.

Overall, The Shift Plan envisions optimizing our research and development spending, resulting in approximately a €200 million decrease compared to our 2012 cost base.

Generate additional cash from dispositions

Upon an accelerated strategic review of assets in our Core Networking and Access and Other businesses, we are targeting at least €1 billion of cash generated over the 2013-2015 period through asset dispositions. As of the date of this report, we have already announced more than €350 million in pending asset disposals, including the pending disposals of LGS Innovations Inc., which is our government business, and of our Enterprise business. For further details, please refer to Section 4.2 “History and Development – Recent Events”, and Note 37 to our consolidated financial statements included in this report.

Self-funded plan and financial sustainability

To lay the long-term foundation for sustainable growth of our business, The Shift Plan contemplates that from 2013 through

2015, we are aiming to strengthen our balance sheet through management of our debt profile and the reduction of our debt. We expect The Shift Plan to be self-funded over this period.

—	As mentioned above, we target to achieve €1 billion of fixed cost savings in 2015 compared to our 2012 cost base, and to generate at least €1 billion of cash over the 2013-2015 period through asset dispositions.

—	As of the date of this report, we have largely completed our initial plan to undertake €2 billion of debt management transactions under The Shift Plan over the 2013-2015 period, opportunistically taking advantage of favorable capital markets conditions. These refinancings resulted in an extension of the average maturity of our debt. We continue to aim to reduce our overall financial costs. For more information about individual transactions, please refer to Section 4.2 “Highlights of transactions in 2013”.

—	In December 2013, we completed a successful rights offering, raising €957 million in addition to the conversion of a portion of our 2015 OCEANEs into €48 million of Alcatel-Lucent ordinary shares. These transactions bring us half way to our goal of reducing our debt by approximately €2 billion. For more information about individual transactions, please refer to Section 4.2 “Highlights of transactions in 2013”.

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

Derivative financial instruments held by us at December 31, 2013 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest portion of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

COUNTERPARTY RISK

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2013. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

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

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% fall or rise for 2013 and 2012, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2013				December 31, 2012 (1)
(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (2)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (2)	Fair value variation if rates rise by 1%
Assets
Marketable securities	2,259	2,259	6	(6)	1,528	1,528	6	(6)
Cash and cash equivalents (3)	4,096	4,096	-	-	3,401	3,401	-	-
Liabilities
Convertible bonds	(1,191)	(1,989)	(21)	20	(2,179)	(2,217)	(40)	39
Non convertible bonds	(4,485)	(4,746)	(269)	244	(2,118)	(1,943)	(105)	95
Other financial debt	(486)	(486)	-	-	(508)	(508)	-	-
Derivative interest rate instruments – other current and non-current assets	11	11	-	(1)	33	33	1	(7)
Derivative interest rate instruments - other current and non-current liabilities	(21)	(21)	(3)	17	-	-	-	-
Loan to co-venturer -financial asset	7	7	-	-	23	23	-	-
Debt/cash position before FX derivatives	190	(867)	(287)	274	180	317	(138)	121
Derivative FX instruments on financial debt - other current and non-current assets	5	5	-	-	2	2	-	-
Derivative FX instruments on financial debt - other current and non-current liabilities	(46)	(46)	-	-	(35)	(35)	-	-
Debt/cash position	149	(908)	(287)	274	147	284	(138)	121

(1)	The figures for the years 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(3)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2013.

FAIR VALUE HEDGE AND CASH FLOW HEDGE

The ineffective portion of changes in fair value hedges and cash flow hedges was nil at December 31, 2013 compared to a profit of €1 million at December 31, 2012. We did not have any amount excluded from the measure of effectiveness.

NET INVESTMENT HEDGE

We have stopped using investment hedges in foreign subsidiaries. At each of December 31, 2013 and 2012, there were no derivatives that qualified as investment hedges.

EQUITY RISKS

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on May 29, 2013.

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

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE pretends that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. The trial of the criminal case, including the related civil claims, started on April 14, 2010. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent. The Tribunal issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011. In December 2012, the Court of Appeals (which found on procedural grounds all of the individual defendants not guilty) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. In the beginning of 2013, ICE filed an extraordinary appeal on cassation before the Costa Rican Supreme Court seeking to obtain confirmation of the lower criminal court’s decision which referred the parties to a civil court. A decision is not expected before the end of 2014.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount was to be reimbursed to CIT and (ii) the U.S.$44.7 million claim was to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount was to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that would guarantee the results of the final decision of

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT can collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in 2014.

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

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. ICE subsequently reformulated its claim, requesting US$18 million for pecuniary losses and an undetermined amount for moral damages. No reserves have been booked as it is Alcatel-Lucent’s position that this matter has been fully settled with the Costa Rican Prosecution Office in 2010.

Alcatel-Lucent generated €0.9 million in revenue from Costa Rican contracts in 2013 and expects to generate approximately €2.5 million of revenues in 2014. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ Investigations in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities were investigating CIT’s payments to consultants in the Costa Rica matter described above; the criminal proceeding against Alcatel-Lucent France for bribery of public officials closed on December 31, 2013, but it is still on-going with regard to the Alcatel-Lucent former employees.

With respect to Nigeria, French authorities requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were placed under formal investigation on suspicion of being accomplices to alleged favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was placed under formal investigation on suspicion of benefitting from favoritism. In March 2011, several current or former public officials of French Polynesia were placed under formal investigation on suspicion of either favoritism or being accomplices to favoritism. In a decision dated February 6, 2014, the investigating magistrate determined that ASN has to stand trial for allegedly benefitting from favoritism.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €7.4 million of revenues from French public procurement contracts in 2013 and expects to generate approximately €6 million of revenues in 2014. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

c/ Investigation in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (“ASB”), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and conducted an internal review into this matter.

EFFECT OF THE VARIOUS PROCEEDINGS

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 36 to our consolidated financial statements.

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not aware, as of the date this document is being published, of any legal proceeding or governmental investigation (including any suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group. No significant new litigation has been commenced since December 31, 2013.

6.11    RESEARCH AND DEVELOPMENT - EXPENDITURES

EXPENDITURES

In 2013, 15.8% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2.3 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, which represents a decrease of 1.5% from the €2.3 billion spent in 2012, and a decrease as a percent of revenues, from 16.1% in 2012. The €34 million decrease in R&D expenses reflects reduction in the overall level of R&D as well as a larger impact from the capitalization of R&D expense. In 2013, legacy R&D spending represented 28% of total R&D, compared to 35% in 2012, as we work to achieve our target of 15% by 2015 as part of The Shift Plan.

APPLICATION OF ACCOUNTING POLICIES TO CERTAIN SIGNIFICANT ACQUISITIONS

We did not make any significant acquisitions in 2013, 2012 and 2011.

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7    CORPORATE GOVERNANCE

The report of the Chairman of the Board of Directors governed by the provisions of Article L. 225-37 of the French Commercial Code, describes among other things the composition of the Board and how it prepares and organizes its work. The following topics required to be included in the report are dealt with in Chapter 7 “Corporate Governance” or elsewhere, as indicated:

—	the composition of the Board of Directors, the limitations of the powers of the Chief Executive Officer and the preparation and organization of the work of the Board of Directors and of the Committees, in Section 7.1 “Chairman’s corporate governance report”;

—	the compensation of the Chairman of the Board of Directors and of the Chief Executive Officer (“Executive Directors”), in Chapter 8 “Compensation and long-term incentives” relating to the compensation policy and commitments concerning retirement for Executive Directors and performance shares and stock option grants to the Executive Directors;

—	the attendance of shareholders at the Shareholders’ Meetings and the information required by Article L. 225-100-3 of the French Commercial Code which may have an effect in the event of a takeover bid, in Sections 10.1.2 « Specific provisions of the by-laws and of law », 10.1.3 « Elements which could have an impact in case of public tender offer », 10.2 « Capital » et 10.5 « Shareholders’ Meetings » respectively.

7.1    CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.1 MANAGEMENT BODIES OF THE COMPANY

7.1.1.1 The Board of Directors

Alcatel Lucent has a Board of Directors, consisting, on March 19, 2014, of eleven Directors appointed for a maximum of three years, ten of which are independent*. Our Board of Directors also includes two Board Observers (in French, “Censeurs”) .

Philippe Camus

Chairman of the Board of Directors and Independent Director

Jean C. Monty

Vice-Chairman of the Board of Directors and Independent Director

Michel Combes

CEO and Director

Daniel Bernard

Independent Director

Chairman of Provestis

Carla Cico

Independent Director

Stuart E. Eizenstat

Independent Director

Chair International Trade & Finance of Covington & Burling

Kim Crawford Goodman

Independent Director

Louis R. Hughes

Independent Director

Chairman of InZero Systems

Lady Sylvia Jay

Independent Director

*	Under standards applicable in France (nine under NYSE standards, as Mr. Philippe Camus is not considered independent under the NYSE standards, given his position as Chairman of the Board, see Section 7.1.2.1 “Principles of Corporate Governance”).

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Olivier Piou

Independent Director

Chief Executive Officer of Gemalto

Jean-Cyril Spinetta

Independent Director

Honorary Chairman of Air France-KLM

Bertrand Lapraye

Board Observer

Member of the FCP 2AL “Actionnariat Alcatel Lucent”

Gilles Le Dissez

Board Observer

Chairman of the Supervisory Board of the FCP 2AL “Actionnariat Alcatel Lucent”

Barbara Larsen

Secretary to the Board of Directors

General Counsel

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

Director Securities & Corporate Law

As of March 19, 2014, our Board of Directors consists of 11 directors, three of whom are women, representing 5 different nationalities and with an average age of 62 years. The term of office is three years and, in compliance with the AFEP-MEDEF code, of corporate governance for listed companies (“AFEP-MEDEF Code”; see Section 7.1.2.3 “AFEP-MEDEF Code” for more information) the renewal of the terms of office as director is staggered. One third of the members of the Board of Directors is renewed each year starting in 2013 (see Section 7.1.4.2 “Corporate Governance and Nominating Committee”).

The Board of Directors consists of 11 Directors, 3 of whom are women, representing 5 different nationalities

7.1.1.2 The Committees of the Board of Directors

Our Board of Directors has four specialized Committees which examine matters falling within the competence of the Board and provide their views and proposals to the Board. On March 19, 2014, each Committee was composed as follows:

AUDIT AND FINANCE COMMITTEE

Jean C. Monty, Chairman

Daniel Bernard

Louis R. Hughes

Jean-Cyril Spinetta

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, Chairman

Stuart E. Eizenstat

Lady Sylvia Jay

Olivier Piou

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, Chairman

Stuart E. Eizenstat

Lady Sylvia Jay

Olivier Piou

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

TECHNOLOGY COMMITTEE

Louis R. Hughes, Chairman

Carla Cico

Kim Crawford Goodman

Olivier Piou

Philippe Keryer (member who is not a Director)

The role and the organization of these four Committees are detailed in Section 7.1.4 “Powers and activity of the Board of Directors’ Committees”.

• Directors

The Board of Directors determined that the Directors of the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee are all independent in accordance with the rules that it has adopted. The number of independent Directors within each Committee thus exceeds the recommendation of the AFEP-MEDEF Code.

In addition, the NYSE rules stipulate that U.S. listed companies must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each committee must be composed exclusively of independent board members and must have a written charter addressing certain subjects specified in the NYSE rules. For Alcatel Lucent, these three Committees are made up exclusively of independent Directors and each Committee has a charter which defines its powers and covers most of the subjects provided for in the NYSE rules.

Furthermore, the Chairman of the Board of Directors, the CEO and the Directors who are not members of a Committee may attend the meetings with a consultative vote, except for the meetings of the Compensation Committee and the Corporate Governance and Nominating Committee when dealing with their personal situation.

• Board Observers

The Board of Directors includes two Board Observers (“Censeurs”). The Board Observers are both employees of Alcatel Lucent, or of an affiliate, and members of the Alcatel Lucent mutual fund (in French “fonds commun de placement”) (see Section 7.1.3.2 “Operating Rules of the Board of Directors”). The mutual fund owns Alcatel Lucent shares and the employees of Alcatel Lucent own a beneficial interest in this fund. The mutual fund designates, among its members, a number of candidates representing twice the number of Board Observers seats to be filled in at the Board of Directors of the Company. This list is addressed to the Chairman of the Board of Directors and then, upon recommendation of the Corporate Governance and Nominating Committee, the Board of Directors submits to the Shareholders’ Meeting the appointment of one or several Board Observers, as the case may be.

In accordance with Article 14 of Alcatel Lucent by-laws, the Board Observers are convened to the meetings of the Board of Directors and they participate on a consultative basis. On July 29, 2013, the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee, decided to extend the participation of the Board Observers to the meetings of all Committees, including now meetings of the Corporate Governance and Nominating Committee and the Compensation Committee, as they were already participating in the meetings of the Audit and Finance Committee and of the Technology Committee. This decision is in compliance with the new provisions of the AFEP-MEDEF Code which recommend that an employee who is also a director participates in meetings of the Compensation Committee.

7.1.1.3 The Leadership team and the Management Committee

In the new organizational structure put in place as part of The Shift Plan, as of July 1, 2013, the Leadership team includes the managers from the various organizational areas, namely the business lines, transversal functions and corporate functions. Within the Leadership team, the managers from the transversal and corporate functions together with the CEO form the Management Committee, consisting of six members.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

The Management Committee is mainly responsible for the strategy and organization of the Group, policies to be implemented, long-term financial planning and the human resources strategy. It is responsible for supervising the implementation of the Group plans and projects, monitoring the performance of each segment of activity and allocating the resources between these different segments.

Outgoing members of the Executive Committee (now Leadership team)

Mr. Ben Verwaayen was a member until March 31, 2013

Mr. Stephen A. Carter was a member until June 30, 2013

Mr. Georges Nazi was a member until June 30, 2013

Mr. Tim Keller was a member until August 31, 2013

Mr. Paul Tufano was a member until September 30, 2013

Mr. Robert Vrij was a member until November 13, 2013

Appointments as members of the Leadership Team

Mr. Michel Combes became a member on April 1, 2013

Ms. Nicole Gionet; Messr. Basil Alwan; Dave Geary; Philippe Guillemot; Federico Guillen; Philippe Keryer; and Andrew McDonald became members on July 1, 2013

Mr. Jean Raby became a member on September 1, 2013

Mr. Tim Krause became a member on January 1, 2014

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

INFORMATION ON THE CURRENT DIRECTORS AND BOARD OBSERVERS

Philippe CAMUS

Chairman of the Board of Directors and Independent Director

Born on June 28, 1948, French citizen

First appointment: 2008 - Term of the mandate: 2016

Alcatel Lucent shareholding: 920,000 ordinary shares

Current Directorships and professional positions

—	In France: Chairman of the Board of Directors of Alcatel Lucent*, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).

—	Abroad: Chairman of the Board of Directors of Aptamir Inc., Chief Executive Officer of Keynolt Inc., Senior Advisor of Evercore Partners Inc.*, Director of Cellfish Media LLC.

Positions held over the last 5 years, now ended

—	In France: Co-managing Partner of Lagardère Group*, Member of the Supervisory Board of Lagardère Active, Member of the Supervisory Board of Lagardère Services, Director of Éditions P. Amaury, Accor* and of Crédit Agricole* SA, Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée - Arco.

—	Abroad : Chairman and CEO of Lagardère North America Inc., Director of Schlumberger* and of Lagardère Unlimited Inc.

Career

     Philippe Camus is Chairman of the Board of Alcatel-Lucent, and Senior Advisor of Evercore Partners. He began his career in 1972 in the Finance Department of the Caisse des Dépôts et Consignations. After being Financial Analyst and Portfolio Manager, he was appointed Head of the Fixed Income Directorate in 1976. Under his leadership the Caisse des Dépôts et Consignations improved its operating efficiency on the bond market generating higher profit and modernizing the French bond market. He joined the Lagardère Group in 1982 as Executive Chairman of the Finance Committee of the Matra Group until 1992 and Chairman of the Supervisory Board of Banque Arjil until 1993. He was appointed Managing Director of the Lagardère Group in 1993 and was co-managing partner of Lagardère SCA from 1998 to June 2012. As Managing Director of Lagardère, he managed the restructuring of the Matra Group (Aerospace and High Technology) by implementing a tight financial and reporting governance structure and by divesting units to focus the activities on the core business. He personally managed every acquisition, merger, partnership or divestiture realized by Matra from 1982 until 1998. Starting in 1986, he engineered the transformation of Matra and Hachette into an integrated company, thus founding the Lagardère Group. As part of this he managed the rescue of the Hachette Group after the bankruptcy of one of its ventures in television broadcasting (La Cinq). His expertise in international negotiations and management, led him to conduct and oversee the work bringing about the creation of EADS, the 2nd largest aerospace company worldwide. First named Chief Operating Officer, then Chief Executive Officer of Aérospatiale – Matra in 1999, he was Chief Executive Officer of EADS from 2000 until 2005. Philippe Camus was a member of the French supervisory authority for the financial markets from 1996 to 2001. He is a board member of the Institut d’Expertise et de Prospective of the Ecole Normale Supérieure and has been President of GIFAS (French Aerospace Industries Association) from 2001 to 2005. He was a director of Schlumberger from 2007 to April 2012. In July 2005, Philippe Camus was made Officier of the French Légion d’Honneur and in May 2004, he was awarded the Cross of the German Merit Order (Verdienstkreuz – 1 Klasse). Philippe Camus has an Economics and Finance degree from the Institut d’Etudes Politiques de Paris, a Physics degree from the Ecole Normale Supérieure (rue d’Ulm) and a doctorate in Actuarial Sciences.

—	Expertise: 42 years in banking, finance, insurance and 15 years in the industrial sector.

Business Address:

Alcatel Lucent -

3, avenue Octave Gréard - 75007 Paris -

France

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean C. MONTY

Vice-Chairman of the Board of Directors and Independent Director

Born on June 26, 1947, Canadian citizen

First appointment: 2008 - Term of the mandate: 2016

Alcatel Lucent shareholding: 30,001 ordinary shares, 2,399,397 ordinary shares via Libermont Inc. and 2,600,003 American Depositary Shares via Libermont Inc.

Current Directorships and professional positions

—	In France: Independent Director, Vice-Chairman of the Board of Directors and Chairman of the Audit and Finance Committee of Alcatel Lucent*.

—	Abroad: Director of Bombardier*, of Centria Inc., of Fiera Capital Inc.*, Member of the International Advisory Board of the école des Hautes Études Commerciales.

Positions held over the last 5 years, now ended

—	Abroad: Director of Emergis.

Career

—	Jean C. Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Directors of Centria Inc. and Fiera Capital Inc. He is also a member of the International Advisory Board of the école des Hautes Études Commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

—	Expertise: 33 years in telecommunications and 9 years in finance.

Business Address

1485, rue Sherbrooke Ouest, Suite 2B - Montreal (Québec)

Canada

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Michel COMBES

Chief Executive Officer - Director not independent

Born on March 29, 1962, French citizen

First appointment: 2013 - Term of the mandate: 2016

Alcatel Lucent shareholding: 500 ordinary shares

Current Directorships and professional positions

—	In France: Chief Executive Officer and Director of Alcatel Lucent*, Chairman of the Supervisory Board of Assystem SA*(1).

—	Abroad: Director, Member of the Audit Committee, Member of the Nominating and Remuneration Committee of MTS OJSC*, Director of Altice*.

Positions held over the last 5 years, now ended

—	In France: Director of Atos*, Carlson WagonLit France, Europacorp*, Member of the Supervisory Board of Altamir*, Chairman and Chief Executive Officer of Télédiffusion de France*, Chairman of the Board of Directors of Atari*.

—	Abroad: Director of Vodaphone*PLC, de Wheater (Orascom Wind), de Liberty TV, Member of the Board of Directors ISS A/S and ISS World Services A/S.

Career

—	Mr. Michel Combes graduated from the École Polytechnique and the École Nationale Supérieure des Télécommunications. He began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the French Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontières Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem, a company specializing in industrial engineering until the end of 2002. He returned to France Telecom Group in January 2003 as Chief Financial Officer and Senior Executive Vice President. Until January 2006, he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008, he was Chairman and Chief Executive Officer of TDF Group and then became Chief Executive Officer, Europe Region, of Vodafone PLC and Board member.

—	Expertise: 27 years in telecommunications.

Business Address

Alcatel Lucent

3, avenue Octave Gréard

75007 Paris

France

*	Listed company
(1)	Mr. Michel Combes term of office on the Supervisory Board of Assystem SA will end at the end of Assystem SA Shareholders’ Meeting to be held on May 22, 2014.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

First appointment: 2006(1) - Term of the mandate: 2014

Alcatel Lucent shareholding: 168,065 ordinary shares via SCI Tilia and 29,799 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Chairman of the Corporate Governance and Nominating Committee and Member of the Audit and Finance Committee of Alcatel Lucent*, Chairman of Provestis, Director, Chairman of the Strategy and Investments committee, Member of the Ethics and Governance committee of Cap Gemini*.

—	Abroad: Chairman of the Board of Directors and Chairman of the Nomination committee, Member of the Remuneration committee of Kingfisher Plc.* (UK) Chairman of Majid Al Futtaim Retail (Dubai), Senior Advisor of Towerbrook Capital Partners and Director of Phase Eight.

Positions held over the last 5 years, now ended

—	Abroad: Deputy Chairman of the Board of Directors of Kingfisher Plc.* (UK).

Career

—	A graduate of the école des Hautes Études Commerciales, Mr. Bernard worked with Delcev Industries (1969-1971), Socam Miniprix (1971-1975) and La Ruche Picarde (1975-1980) and was CEO of the Metro France group (1981-1989), member of the Management Board with responsibility for the commercial activities of Metro International AG (1989-1992), Chairman of the Management Board (1992-1998) and later Chairman and CEO of Carrefour (1998-2005). He is currently Chairman of Kingfisher Plc London and Chairman of Provestis. Since 2010, he is also Chairman of Majid Al Futtaim Retail (Dubai) and Senior Advisor of Towerbrook Capital Partners.

—	Expertise: 44 years in industry, retail and services.

Business Address

Provestis

14, rue de Marignan

75008 Paris

France

*	Listed company
(1)	Originally appointed to the Alcatel Board of Directors in 1997

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Carla CICO

Independent Director

Born on February 21, 1961, Italian citizen

First appointment: 2010 - Term of the mandate: 2016

Alcatel Lucent shareholding: 29,359 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Member of the Technology Committee of Alcatel Lucent*.

—	Abroad: Director of EPTA, Independent Director and Member of the Corporate Governance Committee and of the Related Party Committee of World Duty Free*, Independent Director, and Member of the Corporate Governance and Nomination Committee of Allegion*.

Positions held over the last 5 years, now ended

—	Abroad: Chief Executive Officer of Rivoli S.p.A. (Italy), Chief Executive Officer of Ambrosetti Consulting (China).

Career

—	Graduate from London Business School (MBA), University of London (MSE) and University of Venice, Italy (Oriental languages), from 1987 to 1992, she led the expansion of Italtel, the Italian telecom equipment provider into China’s market as its Beijing-based Chief Representative and from 1993 to 1994, she was a representative of IRI (Istituto per la Ricostruzione Industriale) in its Beijing office. From 1995 to 1999, she was an international director of business operations for Stet International. She was cited as one of the Most Powerful Women in International Business, Forbes (1994) and Fortune (1995). From 2001 to 2005, she was CEO of Brazil Telecom. In Reuters Institutional Investor Research (2003), she was selected as the Best Chief Executive Officer in the Telecommunications Sector in Latin America. From 2007 to 2009, she was CEO of the Chinese subsidiary of Ambrosetti Consulting based in Beijing. Carla Cico was from 2010 to 2012, the CEO of Rivoli S.p.A, an infrastructure Company with operations both in Italy and abroad.

—	Expertise: 27 years in the industry sector.

Business Address

Strada Castellana 30/A

37128 VERONA

Italy

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

First appointment: 2008 – Term of the mandate: 2015

Alcatel Lucent shareholding: 29,963 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Member of the Corporate Governance and Nominating Committee of Alcatel Lucent*.

—	Abroad: Independent Director of United Parcel Service*, of Globe Specialty Metals*, Trustee of BlackRock Funds, Member of the international Advisory Board of GML Ltd.

Positions held over the last 5 years, now ended

—	Abroad: Independent Director of Chicago Climate Exchange, Member of the international Advisory Board of The Coca-Cola Company*.

Career

—	Stuart E. Eizenstat graduated with honors and Phi Beta Kappa in political science from the University of North Carolina and from Harvard Law School. He holds seven honorary doctorate degrees from various universities and academic institutions and has received the French Legion of Honour and high Awards from German, Austrian, Israeli and U.S. Governments. He has received over 50 awards. Following graduation from law school, he served on the White House Staff of President Lyndon Johnson (1967-1968). He served as Chief Domestic Policy Adviser and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter. From 1981-1993 he was a Partner and Vice Chairman of the law firm Powell, Goldstein, Frazer & Murphy and he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University (1982-1992). Stuart E. Eizenstat was U.S. Ambassador to the European Union (1993-1996). He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1999-2001) while continuing to work as the Special Representative of the President on Holocaust-Era Issues. During the Clinton Administration, he had a prominent role in the development of key international initiatives involving the European Union. He is a Partner and Head of the International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds, and Globe Specialty Metals. Stuart E. Eizenstat is the author of “Imperfect Justice”, which has been translated into German, French, Czech and Hebrew, and “The Future of the Jews: How Global forces are Impacting on the Jewish People, Israel, and Its Relationship with the United States”. His articles have been published in leading publications such as The Financial Times, the New York Times, the International Herald Tribune, and The Washington Post.

—	Expertise: 33 years in law and 17 years in governmental affairs.

Business Address

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.,

Suite 1117C

Washington,

DC 20004 - USA

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Kim C. GOODMAN

Independent Director

Born on May 1st, 1965, U.S. citizen

First appointment: 2012 - Term of the mandate: 2014

Alcatel Lucent shareholding: 6 348 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Member of the Technology Committee of Alcatel Lucent*.

Positions held over the last 5 years, now ended

—	Abroad: Chairman of American Express Business Travel , Independent Director of AutoNation*.

Career

—	Ms. Kim Crawford Goodman holds a Bachelor of Arts in Political Science and a Masters of Science in Industrial Engineering from Stanford University, and a Masters in Business Administration from Harvard Business School. She started her career in consulting at Bain & Company from 1987 to 2000, before working in the industry sector at Dell Inc. where she held several operating roles from 2000 to 2007 most recently as head of Dell’s software and peripherals business. Then she joined American Express in 2007, where she led the Merchant Services business for the Americas for four years. Mostly recently, she has been the Global President for American Express Global Business Travel Division with responsibility for all worldwide teams for sales, service, supplier relation and online/mobile solutions.

—	Expertise: 7 years in bank, finance, insurance, 7 years in technology and 11 years in strategy consulting.

Business Address:

24 Tillou Road West

South Orange, NJ 07079

USA

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

First appointment: 2008 - Term of the mandate: 2015

Alcatel Lucent shareholding: 28,926 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Chairman of the Technology Committee, Member of the Audit and Finance Committee of Alcatel Lucent*.

—	Abroad: Chairman of InZero Systems (formerly GBS Laboratories) (USA), Independent Director of Akzo Nobel* (The Netherlands) and Independent Director, Chairman of the Audit, Finance and Compliance Committee of ABB* (Switzerland).

Positions held over the last 5 years, now ended

—	Abroad: Chief Executive Officer of GBS Laboratories (USA), Independent Director of Electrolux* (Sweden), MTU Aero Engines GmbH (Germany) and Sulzer* (Switzerland), Non-executive Chairman of Outperformance (formerly Maxager)(USA), Member of the Advisory Board of Directors of British Telecom Americas (USA).

Career

—	Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University (formerly General Motors Institute), B.S. (Mechanical Engineering, 1971). He is Chairman of InZero Systems (formerly GBS Laboratories LLC). He was also CEO of GBS from 2005-2010. Louis R. Hughes is an Executive Advisor Partner of Wind Point Partners. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (Switzerland, since 2003) and Akzo Nobel (The Netherlands, since 2007). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: Sulzer (Switzerland) from 2001 to 2009, British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTU Aero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992. He was also a member of the BT Americas Advisory Board from 2006 to 2009.

—	Expertise: 34 years in the industry sector, 13 in the telecommunications sector and 9 years in computer security sector.

Business Address

InZero Systems

13755 Sunrise Valley Drive,

Suite 750

Herndon,

VA 20171 - USA

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Lady Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

First appointment: 2006 - Term of the mandate: 2014

Alcatel Lucent shareholding: 29,945 ordinary shares

Current Directorships and professional positions

—	In France: Independent non-executive Director, Member of the Corporate Governance and Nominating Committee and Member of the Compensation Committee of Alcatel Lucent*, Independent non-executive Director, Member of the Compensation Committee of Compagnie de Saint-Gobain* and Independent non-executive Director of Casino Guichard Perrachon*.

—	Abroad: Independent non-executive Director, Member of the Nominations and Corporate Governance Committee and Member of the Compensation Committee of Lazard Limited*, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust and of the Entente Cordiale Scholarships Scheme.

Positions held over the last 5 years, now ended

—	Abroad: Chairman of L’Oréal UK Ltd(1), Vice Chairman of L’Oréal UK Ltd, Chairman of Food From Britain, Trustee of the Bodyshop Foundation.

Career

—	Lady Jay, CBE was educated at the University of Nottingham (United Kingdom) and the London School of Economics. She held various positions as a senior civil servant in the British civil service between 1971 and 1995, being involved in particular in financial aid to developing countries. She was seconded to the French Ministry of Co-operation and the French Treasury, and later helped set up the European Bank for Reconstruction and Development, before spending again several years in Paris as wife of the British ambassador. She entered the private sector in 2001, as Director General of the UK Food and Drink Federation until 2005, when she became Vice Chairman, later Chairman of L’Oréal UK & Ireland until July 2013. She is now a non-executive Director of Lazard Ltd, Saint-Gobain and The Casino Group, as well as of Alcatel Lucent. She was made a Chevalier de la Légion d’honneur in 2008 and awarded an Honorary Doctorate of laws by Nottingham University in 2009.

—	Expertise: 8 years in bank, finance, insurance, 13 years in industry and 37 years in public service.

Business Address

Kings Pool House,

Parson Lane

Ewelme

Oxfordshire, OX10 6HP

United Kingdom

*	Listed company
(1)	Term of office expired in July 2013

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

First appointment: 2008 - Term of the mandate: 2015

Alcatel Lucent shareholding: 88,955 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Member of the Corporate Governance and Nominating Committee, Member of the Compensation Committee, Member of the Technology Committee of Alcatel Lucent*.

—	Abroad: CEO and Director of Gemalto* (The Netherlands).

Positions held over the last 5 years, now ended

—	In France: Director of INRIA (Institut National de Recherche en Informatique et en Automatique).

Career

—	Olivier Piou graduated in Engineering from École Centrale de Lyon (ECL, 1980). After his military duty in the French alpine division, he joined Schlumberger in 1981 as a production engineer. He held for Schlumberger numerous management positions in the areas of technology, marketing and operations, in France and the United States. In 2004 he successfully introduced to the stock market Axalto, the smart card division of Schlumberger which he managed since 1998, through an initial public offering (IPO). He was the CEO of Axalto from 2004 to 2006, and in 2006 he led the commended merger of equals of Axalto and Gemplus which formed Gemalto, the world leader in digital security. Since 2006 he has been the CEO of Gemalto, and a member of its board of directors. M. Piou was also formerly a member of the board of directors of INRIA, the French National Institute for Research in Computer Science and Control, and President of Eurosmart, the international non-for-profit association based in Brussels which represents the smart card industry.

—	Expertise: 33 years in the industry sector, 28 years in the computer, telecommunications, payment and electronic transactions sectors, 14 years in the energy sector.

Business Address

Gemalto

6 rue de la Verrerie

92190 Meudon - France

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

First appointment: 2006 - Term of the mandate: 2014

Alcatel Lucent shareholding: 29,791 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director, Chairman of the Compensation Committee, Member of the Audit and Finance Committee of Alcatel Lucent*, Honorary Chairman of Air France-KLM*(1), Chairman of the Conseil National Education Economie(1), Member of the Advisory Board of Paris Europlace.

Positions held over the last 5 years, now ended

—	In France: Chairman and CEO of the Board of Directors of Air France-KLM*(2), Chairman and CEO of Air France, Director of the Compagnie de Saint-Gobain*(2), Chairman of the Supervisory Board of Areva*(2), Director of La Poste and of Gaz de France Suez*, Permanent Representative of Air France-KLM* to the Board of Directors of Le Monde des Entreprises.

—	Abroad: Director of Alitalia CAI(3), Member of the Board of Governors of IATA(2).

Career

—	A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration (Charles de Gaulle class, 1970-1972), he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-1978), chargé de mission to the General Secretariat of the Government (1978-1981), head of the Information Department of Prime Minister Pierre Mauroy (1981-1983), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-1986 and 1988-1990), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-1995), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-1993), he was Chairman and CEO of Air France (1997-2008), as well as Chairman and CEO of Air France-KLM (2004-2008), and then Chairman of the Board of Directors of Air France-KLM and CEO once again since 2011 to 2013. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA), a Director of Compagnie de Saint-Gobain (2005-2013), a Director of Alitalia CAI (2009-2013) and Chairman of the Supervisory Board of Areva (2009-2013).

—	Expertise: 20 years in air transport and 42 years in public service.

Business Address

Air France-KLM

2 rue Robert Esnault-Pelterie

75326 Paris Cedex 07 - France

*	Listed company
(1)	Appointed on 2013
(2)	Term of office expired in 2013
(3)	Term of office expired in 2014

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Bertrand LAPRAYE

Board Observer

Born on December 4, 1963, French citizen

First appointment: 2010 - Term of the mandate: 2015

Alcatel Lucent shareholding: 1337 units in FCP 2AL

Professional positions and current directorships

—	In France: Engineer, Data Protection Officer, Board Observer of the Board of Directors of Alcatel Lucent*, member of the Actionnariat Alcatel-Lucent mutual fund (FCP 2AL), Director of Humanis Prévoyance, OCIRP Prévoyance, Interexpansion / Fongepar SA.

Positions held over the last 5 years, now ended

—	In France: Member of the board of the Healthcare and Insurance institution La Boétie Prévoyance, Member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL) (1).

Career

—	Bertrand Lapraye graduated from the French “Institut National Polytechnique de Grenoble (ENSIEG)” as an Electrical Engineer (Remote-control – Signal Processing). He is a former student of the French “Institut d’études Politiques”, LLB (licencié en droit université Paris 1 Panthéon Sorbonne) based in Paris. Bertrand Lapraye started his career at the Compagnie Générale d’Électricité (CGEE ALSTHOM), from 1988 to 1990. He then joined a software company (SEMA Group) working as a software engineer for various customers (French ministry of Defence, Électricité de France, French Agriculture Ministry, Compagnie Générale de Géophysique), then as a research engineer and then as a software project manager. In 1997, he joined the research center of the Alcatel group as part of a corporate software platform program dedicated to telecommunication equipment and systems, notably in optics and IP. He was an Architecture and System Team manager (1999), then consultant (2001) for distributed development projects (Europe, Canada, India, North America). In 2003 he was a member of a Research Team working on the emerging mobile internet (ad hoc networks, WiMAX, Mobile IP, etc.). He is the author of 7 patents dealing with network management and high capacity IP mobile networks. In 2008, as a member of the CTO team for the Carrier Products Group, he took part in projects aimed at improving R&D efficiency within Alcatel-Lucent. Since February 2010, he is a consultant on an R&D cost and efficiency improvement project for W-CDMA networks by implementing Agile/Lean methods. Since June 2011 Data Protection Officer (Correspondant Informatique et Libertés ) in certain French subsidiaries of the group. He is Director of Humanis Prévoyance, OCIRP Prévoyance, Interexpansion / Fongepar SA.

—	Expertise: 26 years in the industry sector, including 17 years in Telecommunications and 7 years in the Healthcare and Insurance sector.

Business Address

Alcatel-Lucent International

Centre de Villarceaux

Route de Villejust

91620 Nozay

France

*	Listed company
(1)	Term of office expired in 2013

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Gilles LE DISSEZ

Board Observer

Born on May 8, 1958, French citizen

First appointment: 2013 - Term of the mandate: 2016

Alcatel Lucent shareholding: 15 ordinary shares and 7,870 units in FCP 2AL

Professional positions and current directorships

—	In France: Engineer, Board Observer of the Board of Directors of Alcatel Lucent*, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL) (1).

Career

—	Gilles Le Dissez graduated from the Institut Universitaire de Technologie en Génie Electrique in electrical engineering (1978). He joined the R&D center Alcatel-Lucent France at Lannion as software developer from 1980 to 1994. He worked on the call-processing software for China, specializing on the E10 and OCB283 products. He then worked on various products of the Company and was a correspondent for Technical Center (CTE RSA) abroad. Since 2008, he is engineer gestion de configuration for Wireless WCDMA activity and participates to the ongoing integration of NodeB. In parallel, he is staff representative.

—	Expertise: 34 years in telecommunications

Business Address

Alcatel-Lucent International

4 rue Louis de Broglie

22304 Lannion - France

*	Listed company
(1)	Appointment effective as of March 7, 2013

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2 PRINCIPLES OF ORGANIZATION OF OUR COMPANY’S MANAGEMENT

7.1.2.1 Principles of corporate governance

Separation of functions and powers

Alcatel Lucent operates according to the “monist” system (meaning that it is managed by a Board of Directors). The duties of the Chairman and of the Chief Executive Officer are separated. Indeed, the Board of Directors considered that this corporate governance mode was the best one in the current context. It was confirmed to be efficient by the annual evaluations of the Board.

The functions of Chairman of Board of Directors and Chief Executive Officer are respectively performed by Mr. Philippe Camus, since October 1, 2008, and by Mr. Michel Combes, since April 1, 2013.

i)  Chairman of the Board of Directors

The Board of Directors reappointed Mr. Philippe Camus as Chairman of the Board of Directors following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Ordinary Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2015.

Mr. Philippe Camus chairs the Board of Directors, and organizes and manages the tasks of the Board of Directors and reports on the outcome thereof at the annual Shareholders’ Meeting. He oversees the operation of the Company’s corporate bodies and especially those of the Committees of the Board and, more generally, ensures that the Company complies with the best corporate governance practices. The Board of Directors granted Mr. Philippe Camus a delegation of authority enabling him to represent the Group at high-level meetings, in particular with government representatives, on a national and international basis. The Chairman’s authority is detailed in Article 7 of the Operating Rules of the Board of Directors (see Section 7.1.3.2 “Operating Rules of the Board of Directors”).

(ii)  Vice-Chairman of the Board of Directors

The Board of Directors appointed on February 21, 2013 Mr. Jean C. Monty as Vice-Chairman of the Board of Directors in order to assist the Chairman for certain matters, including representing the Group at high-level meetings on the American continent, pursuant to specific requests of the Board of Directors. This appointment was confirmed following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Ordinary Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2015.

iii)  CEO

Following his appointment as CEO by the Board of Directors as of April 1, 2013, Mr. Michel Combes was appointed Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Ordinary Shareholders’ Meeting called to decide upon the financial statements for the year ending December 31, 2015.

The CEO has wide powers to act in all situations on behalf of the Company, within the limits of the corporate purpose and subject to any powers that are expressly granted by law to the shareholders and to the Board of Directors. The Operating Rules provide limitations to his powers for certain decisions which are subject to the prior approval of the Board of Directors, by reason of their purpose or the amount involved:

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Selection criteria of the Directors

The appointment of new Directors must comply with the selection rules applied by our Corporate Governance and Nominating Committee. In the context of the multi-annual process of selecting new Directors, the Corporate Governance and Nominating Committee conducts its own studies on potential candidates, if necessary with the support of an outside consultant. On this basis, the Committee draws up a restricted list of candidates in order to fill each vacancy.

During fiscal year 2013, the Board of Directors took note of the decision of Lady Sylvia Jay and Mr. Daniel Bernard not to request the renewal of their appointment as Director and consequently started the selection process of new candidates in September 2013.

As a result, the appointment of two new directors will be proposed at the next Shareholders’ Meeting for a 3-year term of office: Ms. Véronique Morali and Mr. Francesco Caio.

The appointments which will be submitted to the Shareholders’ Meeting are in compliance with the provisions of French regulation on the balanced representation of men and women in boards of directors which requires that by the first annual Shareholders’ Meeting held in 2014, 20% of the members of the board of directors be women. This requirement is satisfied by the Company since 27% of the members of the Board of Directors are women.

In broad terms, the Board of Directors aims to combine a range of diverse skills capable of bringing to it an expertise in the Group’s high-technology businesses but also a telecom expertise and knowledge of the various geographic markets, the business environment, in which we operate in and sufficient financial expertise. These skills enable the Board of Directors to make informed and independent decisions about the financial statements and compliance with accounting standards. Special attention is also paid to the quality and the complementary nature of the careers of the Directors, both in terms of location and of the duties performed and their business sectors.

Moreover, as recommended by the Corporate Governance and Nominating Committee, the Board of Directors will propose the renewal of the respective term of office of Ms. Kim Crawford Goodman and of Mr. Jean-Cyril Spinetta for three years, that is, until the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending on December 31, 2016. These renewals will be submitted to the vote at the Shareholders’ Meeting on May 28, 2014.

Renewal of the Directors’ term of office

Directors	Positions	Age	Independence	Nationality	TERM OF OFFICE
					2011	2012	2013	2014	2015	2016
Mr. Camus	Chairman	65	Yes	French
Mr. Combes	CEO	51	No	French
Ms. Cico	Director	53	Yes	Italian
Mr. Monty	Director	66	Yes	Canadian
Mr. Eizenstat	Director	71	Yes	American
Mr. Hughes	Director	65	Yes	American
Mr. Piou	Director	55	Yes	French
Mr. Bernard	Director	68	Yes	French
Ms. Goodman*	Director	48	Yes	American
Lady Jay	Director	67	Yes	British
Mr. Spinetta	Director	70	Yes	French

*	Ms. Kim. Goodman was co-opted as a Director at the end of the Board of Directors’ meeting of December 5, 2012 to replace M. W. Frank Blount for the period until the end of his position.

Independence of the Directors

The independence criteria selected are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE. They comply with all of the criteria listed in the AFEP-MEDEF Code, with the exception of the criterion that provides that a director’s total term of office should not exceed 12 years. The Board of Directors favors the Directors’ competence and experience, as well as their good knowledge of the Group, since these assets do not represent a potential conflict of interest. Moreover, this criterion is criticized sometimes by scholars and is not included in the requirements of the NYSE.

Our Company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this issue. These rules stipulate that a majority of the members of the Board of Directors of a U.S. listed company must be independent and that the Board of Directors must determine whether the independence criteria are met.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

The Board of Directors must also demonstrate that it is independent from our Company’s management as per the criteria referred to below. The independence criteria chosen by the Board of Directors are based on the AFEP-MEDEF Code: “A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment”.

Furthermore, the AFEP-MEDEF Code, as revised in June 2013, states that the Chairman of the Board of Directors, who is an Executive Director, may now be considered as an independent director subject to the satisfaction of the independence criteria provided by this Code. Pursuant to the NYSE rules, a chairman of a board of directors who is considered as an executive director cannot be considered as an independent director. However, the NYSE rules authorize the Company to follow the rules of the AFEP-MEDEF Code, except with respect to compliance with the independence of the members of the audit committee (see Section 7.1.4.1 “Audit and Finance Committee”, subsection “Role”). Therefore, Mr. Philippe Camus, who meets the criteria of the AFEP-MEDEF Code, is now considered as an independent Director under French standards.

At its meeting of March 19, 2014, our Board of Directors re-examined the situation of each Director with respect to the independence criteria of the AFEP-MEDEF Code and the recommendations of the NYSE. Based on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors determined that (i) Mr. Michel Combes could not be considered to be independent since he is the CEO and that (ii) Lady Sylvia Jay, Ms. Carla Cico, Ms. Kim Crawford Goodman, Mr. Phillippe Camus, Mr. Daniel Bernard, Mr. Stuart E. Eizenstat, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou and Mr. Jean-Cyril Spinetta, that is, ten out of the eleven Directors, are independent under French standards (nine under NYSE standards).

Ten out of eleven Directors are independent Directors

Therefore, more than half of the members (in fact, more than 90%) of our Board of Directors are independent Directors. In addition, in compliance with the legal requirements and Article 5 of the Board’s Operating Rules, the Board of Directors has at least one independent Director – namely Mr. Jean C. Monty – with recognized financial and accounting expertise.

Board of Directors evaluation

Pursuant to our Operating Rules, the Board performed an annual assessment of its own work at the beginning of 2014, under the authority of our Corporate Governance and Nominating Committee with the support of an outside consultant. The consultant met with each Director, including the CEO, and with the CFO.

The results of this assessment were examined by the Board of Directors at its meeting held on March 19, 2014.

The conclusions confirmed that the Board of Directors displays a satisfactory level of diversity and works coherently, with a high degree of commitment. The Board of Directors operates on the principle of independent thinking as well as of making the most of the high level of experience of its members. There is a strong cohesion of the members with the Chairman, who participates actively, challenging the participants judiciously, constructively and with tact. This creates a good environment for exchanging views and facilitates decision-making. The “Executive Sessions” are considered as very positive also and contribute highly to improving Board efficiency.

In the context of the transformation of Alcatel Lucent, the Board of Directors is particularly comfortable with the strong co-operation between the Chairman and the CEO, which confirms the choice of the governance structure for the Company. The CEO brought a new dynamic and know-how, with a good combination of vision and execution, which made his integration fast and easy.

The Board of Directors is now entering a phase of renewal through the proposal of new members to the next Shareholders’ Meeting to be held on May 28, 2014. With the nomination of two new proposed Directors, Ms. Véronique Morali and Mr. Francesco Caio, the Board’s industry knowledge and expertise with Telecom background as well as its finance expertise would be reinforced.

The Board of Directors further highlighted new suggestions that could be implemented, in particular regarding an induction program for new members, a CEO evaluation model and an annual structured Human Resources agenda to cover important topics for the Group such as key people and their succession plan, diversity, talent regeneration and retention. The Board of Directors also highlighted improvements that could be made in terms of the follow-up of execution of the Board’s decisions, and confirmed its interest to receive an annual briefing on the latest developments in technology.

Ethics

Each Director (and Board Observer) undertakes to comply with the rules of conduct set out in the Directors’ Charter, in particular concerning the compliance with any applicable securities laws, as well as with the rules “Alcatel Lucent Insider Trading Policy,” designed by Alcatel Lucent to prevent insider trading. This policy sets limited periods during which transactions involving the Company’s shares are not authorized, the minimum number of shares that each Director must hold, and the obligation to notify the Autorité des Marchés Financiers (the French securities regulator) of any personal transactions involving Alcatel Lucent shares.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Absence of conflicts of interest

To the knowledge of the Board of Directors:

—	None of the Directors have any potential conflicts of interest. In accordance with the Directors’ Charter, a Director must notify the Board of Directors of any actual or potential conflict of interest.

—	There is no family relationship between the members of our Board of Directors and our Company’s senior management.

—	There is no arrangement or agreement with a shareholder, client, supplier, or any third party pursuant to which a member of our Board of Directors or of our Management Committee was appointed in such capacity or as CEO.

—	No Director has been convicted of fraud during the last five years.

—	No Director has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years.

—	No Director has been a director or executive director of a company involved in a bankruptcy, court escrow or liquidation in the past five years, with the exception of Mr. Louis R. Hughes, in his capacity as non-executive chairman of the American company Outperformance Inc., which was wound up voluntarily (“Chapter 7” of the U.S. Bankruptcy Code) in November 2008, and Mr. Jean C. Monty, in his capacity as director of the Canadian company Teleglobe Inc., which was liquidated in 2002 (the liquidation of Teleglobe resulted in some legal proceedings that are still in progress).

7.1.2.2 Attendance Fees

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

Directors’ fees are paid each semester. The additional attendance fees tied to a commitment to acquire and hold shares in the Company are paid at the time of the second payment of the attendance fees.

Breakdown of attendance fees

The overall amount of Directors’ fees paid to Directors for the fiscal year 2013 was €990,000:

Fixed portion	€395,000
Chairman of the Audit and Finance Committee	€25,000
Chairman of the Compensation Committee, of the Corporate Governance and Nominating Committee, and of the Technology Committee, or member of the Audit and Finance Committee	€15,000
Committee member who is member of the Board of Directors	€10,000
Allocated equally among the directors	Balance
Variable portion allocated depending on attendance at meetings	€395,000
Additional portion	€200,000
Total	€990,000

The total fees paid to the Board Observers for fiscal year 2013 were €100,000.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

In application of the rules provided above, the Directors’ fees and other compensation received by each Director and by each Board Observer during fiscal year 2013, and their total compensation during fiscal year 2013 were as follows:

In Euro	2012	2013
Directors	Total Gross	Total Gross	Amount received as member of a Committee*	Amount received as Chairman of a Committee*
Mr. Bernard	122,678	121,044	15,000	15000
Mr. Blount **	113,655	N/A
Mrs Cico	96,005	87,254	10,000
Mr. Eizenstat	109,730	112,746	20,000
Ms. Goodman***	6,193	87,722	10,000
Mr. Hughes	96,664	117,638	15,000	15000
Lady Jay	106,782	110,575	20,000
Mr. Monty	111,782	110,935		25000
Mr. Piou	114,070	120,575	30,000
Mr. Spinetta	112,441	121,511	15,000	15000
Total	990,000	990,000	135,000	70,000
Board Observers*
Mr. Lapraye	48,214	50,735
Mr. Le Dissez	N/A	29,780
Mr. Desbois	51,786	19,485

*	This amount is included in “total gross amount” for 2013

**	Mr. Blount resigned as Director during the Board meeting held on December 5, 2012.

***	Ms. Goodman was co-opted as Director at the Board meeting held on December 5, 2012, in replacement of Mr. Blount for the remainder of his term of office.

The compensation specified in the table above is the only compensation paid to the Directors by Alcatel Lucent and its subsidiaries during fiscal years 2012 and 2013, except for the amounts paid to the Executive Directors described in Section 8.2 “Status of the Executive Directors and Officers.” No Director, except the Chairman of the Board of Directors, holds any stock options, performance shares or other securities giving access to the capital of the Company.

In addition, there are no commitments towards the Directors, except for the Chairman of the Board of Directors and the CEO, that constitute compensation, allowances or benefits due or likely to be due as a result of the termination or change of duties.

The Directors also benefit from the Group’s “Directors and Officers” civil liability insurance that covers all the executive officers and members of boards of directors of the Group.

7.1.2.3 AFEP-MEDEF Code and NYSE Rules

Alcatel Lucent is compliant with the AFEP-MEDEF Code (see MEDEF website: www.medef.fr). At its meetings on October 29 and December 11, 2008, our Board of Directors confirmed, and then published its adherence to these principles, which govern, among other things, the operating rules of our Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Since our securities are listed on the New York Stock Exchange (“NYSE”), we make every effort to reconcile the below-mentioned principles of the AFEP-MEDEF Code with the NYSE rules on corporate governance, that are applicable to us, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Where relevant, we have specified throughout Chapter 7 the main ways in which our corporate governance practices comply with, or differ from, these provisions. The independence criterion and the two other corporate governance criteria of the AFEP-MEDEF Code mentioned below are not included in the corporate governance requirements of the NYSE, or in the requirements of any other U.S. regulation applicable to Alcatel Lucent.

Our corporate governance policy reflects the principles of the AFEP-MEDEF Code to the extent that those principles are in line with the organization, the situation and the means of the Company. Such is not the case on the three following points:

AFEP-MEDEF Code	Alcatel Lucent’s position
The AFEP-MEDEF Code determines several criteria as to the independence of the Directors including the fact that a Director’s term of office cannot exceed 12 years in the same company	The competence and experience of a Director, as well as his good knowledge of the Group, are privileged since these assets do not represent a source of conflict of interest. Moreover, this AFEP-MEDEF independence criterion is sometimes criticized by scholars. This provision applies to only one Director: Mr. Daniel Bernard who was first appointed to the Alcatel Board of Directors in 1997. His term of office will end at the Shareholders’ Meeting on May 28, 2014 and he does not intend to request the renewal of his mandate as Director.
Reasonable requirements of seniority within the company, for at least two years, to benefit from payments from a pension plan with defined benefits	The pension plan does not include any provision regarding the seniority but the rights vest gradually by year of seniority (with respect to Mr. Michel Combes, the reference period for the calculation of the pension’s benefit is the total duration of one or more terms of office of Mr. Michel Combes as Chief Executive Officer) and represent, each year, only a limited percentage of his compensation (approximately 1% per year for a compensation of €1.2 million per year; beyond this amount the potential pension would amount to approximately 1.2%).
Criterion according to which the benefit of an additional pension scheme shall be conditioned to the completion of the career of the beneficiary in the company.

In line with what is provided for the other beneficiaries of the additional pension scheme, the benefit of an additional pension scheme for the Chief Executive Officer is not subject to his presence in the Company. However, the Board of Directors has determined both quantitative and qualitative performance criteria to which the rights of the Chief Executive Officer under the pension plan at the end of his position are conditioned.

The benefit of this pension commitment is based on three quantitative performance criteria up to 75% (individually 25%) and two qualitative criteria up to 25% (individually 12.5%). Over the reference period, the global performance rate will be calculated based on the achievement level of the criteria in order to determine the rights of the Chief Executive Officer under this pension commitment (see Section 8.2.3 “Chief Executive Officer”).

7.1.3 POWERS AND ACTIVITY OF THE BOARD OF DIRECTORS

7.1.3.1 The Board of Directors

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.3.2 Operating Rules of the Board of Directors

The Directors of Alcatel Lucent (hereafter the “Company”) have enacted the following which constitutes the internal regulation of the Board of Directors, in order to define its operating procedures and its role according to the rules of corporate governance in force.

These rules, approved at the Board of Directors are primarily intended to:

-	define the role of the Board vis-à-vis the shareholders on the one hand, and of the Chief Executive Officer (“Directeur Général”) on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

-	maximize the efficiency of meetings and debates, in particular by specifying the role of the Chairman, and develop the proper procedures of the bodies that oversee the administration of the Company, in the spirit of the Company’s corporate governance policy.

These rules are purely internal and are not intended to be a substitute for the applicable provisions of the law and the Company’s bylaws, but, rather, are intended to implement the bylaws in a practical manner, and consequently may not be held against the Company, third parties or the shareholders.

These rules will be disclosed to the shareholders as part of the report of the Board at the Shareholders Meeting.

The following is a full transcription of the Operating Rules of our Board of Directors:

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

Article 2 Decisions subjected to the prior approval of the Board

The Chief Executive Officer must submit to the prior approval of the Board the following decisions:

-	the update of the group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

-	the group’s annual budget and annual capital expenditure plan;

-	acquisitions or divestitures in an amount higher than 300 million euro (enterprise value);

-	capital expenditures in an amount higher than 300 million euro;

-	offers and commercial contracts of strategic importance in an amount higher than 1 billion euros;

-	any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of 200 million euro, in particular if they imply a significant shareholding by a third party in the capital of the Company;

-	financial transactions having a significant impact on the accounts of the group, in particular the issuance of debt securities in amounts greater than 400 million euro,

-	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

Article 6 Compensation

The directors will receive attendance fees. The annual amount to be received is determined by the shareholders’ meeting. This amount comprises the following components:

Attendance Fees

(i) Fixed element

The first portion will be a fixed amount and will be divided according to the following rules:

-	the chairman of the Audit & Finance Committee will receive an annual amount of € 25,000;

-	each other member of the Audit & Finance Committee will receive an annual amount of € 15,000;

-	the chairman of each of the other three committees will receive an annual amount of € 15,000;

-	each other member of the other three committees will receive an annual amount of € 10,000.

-	the remainder of this first portion will be divided equally among the directors.

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

Each director shall use the amount received, after taxes calculated on a flat rate of a 40%, to acquire shares in the Company and shall hold the same throughout the term of office of the director with the Company.

The acquisition of the shares must be accomplished as soon as possible following each payment, subject to the rules of conduct regarding insider trading prevention.

The shares acquired shall be held in a separate account, registered in the name of the director.

The Secretary shall receive from the holder of the Company’s registered securities a copy of each director’s avis d’opéré which indicates the conditions of the execution of the order and the payment modalities.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

Section III The Chairman

Article 7 Role of the Chairman and Vice Chairman

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

The Chairman may be assisted by a Vice Chairman of the Board of directors, who can exercise the prerogatives stated in this article, within the framework of the missions that may be entrusted to him by the Board of directors.

Article 8 Information of the Chairman and Vice Chairman – Office of the Chairman

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

The Vice Chairman of the Board of directors can exercise the prerogatives stated in this article, within the framework of the missions that may be entrusted to him by the Board of directors.

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

    7

7

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

Article 17 Compensation Committee

The mission of the compensation committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the directors, the Chairman, the Vice Chairman, the Chief Executive Officer and the senior executive officers members of the Management Committee, to consider the general policies with respect to the grant of options, bonus shares and variable compensation, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

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

7.1.3.3 Organization of Board meetings

Pursuant to the Operating Rules that govern the operation of our Board of Directors, the Board of Directors meets at least once every quarter. However, in practice, the Board of Directors meets more frequently, illustrating the commitment of its Chairman and the Directors to the Company.

To facilitate attendance, the Directors may attend the meetings by video conference or other means of telecommunication, and in such event, they are taken into account in the calculation of the quorum and majority, except where otherwise provided by law (see Article 10 of the Operating Rules of the Board of Directors in Section 7.1.3.2).

If a Director considers that he is actually or potentially in a conflict of interest situation, he must notify the Chairman of the Board and refrain from voting the corresponding resolution.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Attendance at Board and Committee Meetings in 2013:

Meetings of the Board of Directors and Committees in 2013	Board	Audit and Finances Committee	Corporate Gouvernance and Nominating Committee	Compensation Committee	Technology Committee
Mr. Bernard	14	6	6
Mr. Camus	17
Mrs Cico	16				3
Mr. Combes*	11
Mr. Eizenstat	15		6	6
Mrs Goodman	15				3
Mr. Hughes	16	5			3
Lady Jay	15		6	5
Mr. Monty	17	6
Mr. Piou	11		5	6	3
Mr. Spinetta	15	5		6
Mr. Verwaayen**	3
Mr. Lapraye	17	6	3	2	2
Mr. Desbois***	6	3			1
Mr. Le Dissez*	9	2	2	2	2
Total numbers of meetings	17	6	6	6	6
Overall attendance rate	89%	92%	96%	96%	100%

*	As of May 7, 2013

**	Until April 1, 2013

***	Until May 7, 2013

Board meetings are usually held at the Group’s head office in Paris, or in the United States, in Murray Hill (New Jersey), at the head office of Alcatel-Lucent USA Inc. However, meetings can also be held regularly at other sites of the Group with a view of facilitating the dialog between the executives, employees and Directors and enabling the Directors to better understand the wide range of business activities of the Group, as well as the specific challenges the Group is facing in its main markets.

For the same purpose, the Directors may also seek the opinion of the senior management within the Group on any subject they deem appropriate, and meet with them in an informal way at the meetings held most of the time before the Board of Directors meetings. The Directors also regularly meet with the employees of the Group, in particular with those with strong career potential. To assist them in the performance of their duties, the members of the Board receive all relevant information regarding the Company, in particular, the financial analysis reports. This information is made available to the Directors via a secured Intranet site dedicated to the Board members.

In addition, the meetings of the Board of Directors are usually preceded by a meeting of one or more of the four specialized Committees. In particular, the quarterly Board meetings that prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee. Due to schedule issues and geographical scattering of the Directors, the Board of Directors favors the Audit and Finance Committee meetings and the Board of Directors meetings to take place within 2 days while making sure at the same time that the Directors have sufficient time to adequately review the documents and information.

At the end of most of the Board of Directors’ meetings, the Chairman leads a discussion among the Directors without the attendance of the CEO and of executives and employees invited to attend the meetings. In compliance with the AFEP-MEDEF Code, part of some of the Board of Directors’ meetings is also held without the Chairman.

At the end of most of the Board of Directors’ meetings, the Chairman leads a discussion without the attendance of the CEO and of executives and employees invited to attend the meetings

In this respect, we also comply with the NYSE rules, which stipulate that the Board of Directors must meet regularly without its executive members. In particular, Article 11 of the Operating Rules provides that the Board of Directors shall meet without the Directors who are also executives or employees of the Company in order to assess the performance of the Executive Directors.

Finally, the Board carries out an annual assessment of its own work, in accordance with the AFEP-MEDEF Code, as well as of the performance of the Executive Directors. This was the case during the meeting of March 19, 2014. At least once every two years, its performance is assessed by an independent consultant.

The Board carries out an annual assessment of its own work in accordance with the AFEP-MEDEF Code

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.3.4 Activity of the Board of Directors in 2013 and early 2014

The Board of Directors met 17 times during the fiscal year 2013, with an average attendance rate of 89 % and twice in early 2014, with an attendance rate of 100%.

The main topics addressed by the Board of Directors in 2013 and early 2014 were as follows:

Group strategy, technology choices and transformation of the Group

The Board of Directors examined the implementation of the strategic guidelines previously decided, and of the guidelines underlying the action plans adopted by the Group for 2013 and 2014. It has ensured the continued transformation of the Group and discussed the main measures taken to ensure the adaptation and rationalization of its structures, its procedures and its production tool.

With respect to the implementation of the organizational model set forth in the Performance Program, the Board was kept regularly informed of the targets and results of the policy of reducing structural costs implemented by the Group.

With respect to The Shift Plan announced on June 19, 2013, the Board of Directors approved the development and implementation of the plan at the end of a special session on June 7, 2013. The Board of Directors reconsidered the strategic guidelines and approved the transformation plan that includes the business model, the organization and the targets of cost reductions. It reviewed the approach, business priorities and targets of turnover. It considered the entering into a definitive agreement for the sale of our subsidiary LGS Innovations LLC. It also examined the binding offer from and the entering into exclusive discussions with China Huaxin for the acquisition of Alcatel-Lucent Enterprise (see Section 4.2 “History and Management”). It also approved clear operational and financial targets, both in terms of results and cash generation in the context of this refocusing implemented by the Leadership team (Section 7.1.1.3 “The Leadership team and the Management Committee”).

Moreover, the Board was regularly informed on the significant contracts concerning the Group, as well as on the current transactions.

Financial statements and financial position

The Board of Directors reviewed and approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2012, which were then approved at the Shareholders’ Meeting of May 7, 2013. It also approved the Group’s budget for 2014. Moreover, at the Board meeting of February 5, 2014, in accordance with the Audit and Finance Committee’s recommendations and in the presence of the Statutory Auditors, the Board of Directors approved the financial and consolidated financial statements for the fiscal year 2013 which will be submitted to the shareholders for approval at the next Shareholders’ Meeting, scheduled for May 28, 2014. The Board of Directors proposed to allocate the results to the retained earnings account and to maintain the suspension of the distribution of dividends for the fiscal year ended December 31, 2013.

Moreover, after having been informed thereon by the Audit and Finance Committee, the Board of Directors reviewed the cash flow, pension fund management, and the Group’s overall financial situation, as well as the contemplated evolution of the situation.

It examined the risks that the Group is facing and the measures implemented under the Enterprise Risk Management program, and also approved the Chairman’s corporate governance and internal control and risk management reports produced for the fiscal years 2012 and 2013.

The Board of Directors has also reviewed in detail and approved the commitment entered into on January 30, 2013 with several international financial institutions for the provision of new senior secured credit facilities, amounting to €2 billion.

In the context of the Extraordinary Shareholder’s Meeting of May 29, 2013, the Board of Directors proposed to decrease the share capital of the Company by reducing the nominal value of each share from EUR 2 to EUR 0.05 to enable the Company to have a financial flexibility.

During the fiscal year 2013, the Board approved two financial transactions by the Company, being both part of The Shift Plan. To extend the maturity of its debt, on June 26, 2013, the Board of Directors authorized the issuance of bonds convertible and/or exchangeable for new or existing shares in 2018 (OCEANE 2018) for an amount of approximately €629 million by way of private placement. In the context of the strengthening of the equity of the Company, it authorized a share capital increase, on December 9, 2013, with preferential subscription rights for a total gross amount of € 956.7 million by the issuance of 455.6 million new ordinary shares. The Board also approved the issuance by its subsidiary Alcatel Lucent USA Inc. of new senior bonds for a total amount of $500 million in August 2013 and an amount of $1.65 billion in November and December 2013. The proceeds of these issuances were used to repurchase and cancel outstanding bonds.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Corporate governance

The Board of Directors continued to oversee the functioning of the Company’s management bodies and to ensure that the Company complies with best corporate governance practices.

The Board of Directors acknowledged Mr. Ben Verwaayen’s decision not to seek the renewal of his term of office as Director and to resign as CEO and appointed, on the recommendations of the Corporate Governance and Nominating Committee, Mr. Michel Combes as new CEO as of April 1, 2013.

As part of the renewal of the appointment of Mr. Philippe Camus’ term of office as Director, the Board of Directors decided to maintain the current corporate governance mode of the Company, which is based on a separation of the functions of Chairman of the Board and of Chief Executive Officer and confirmed Mr. Philippe Camus as Chairman of the Board of Directors for a 3-year period expiring at the end of the Shareholders’ Meeting that will approve in 2016 the financial statements for the fiscal year 2015. It also appointed Mr. Jean C. Monty as Vice Chairman of the Board of Directors as of February 21, 2013.

Pursuant to our Operating Rules, the Board performed an annual assessment of its own work at the beginning of 2014, under the supervision of the Corporate Governance and Nominating Committee with the support of an outside consultant. The results of this assessment were examined by the Board of Directors on March 19, 2014 (see Section 7.1.2.1 “Principles of corporate governance”).

Pursuant to its Operating Rules, the Board of Directors also reviewed the independence of the Directors in light of the AFEP-MEDEF Code and the NYSE rules. Following the recommendation of the Corporate Governance and Nominating Committee, it concluded that, under the AFEP-MEDEF Code, all of our Directors are independent, except for Mr. Michel Combes because of his position as CEO. It also confirmed that the Board of Directors does include at least one independent Director with specific financial expertise. Under the NYSE rules, all of our Directors are independent, except for Mr. Michel Combes and Mr. Philippe Camus.

The Board of Directors also made sure of the Shareholders’ extended information through a detailed presentation by its CEO and its Chairman of the Board of Directors on the Group’s situation and its governance during the Shareholders’ Meeting on May 7, 2013. The Board of Directors also made sure that the investors and the public receive appropriate information pursuant to the provisions of the French and U.S. stock exchange regulations.

In addition, the Board of Directors took note of the decision of Lady Sylvia Jay and Mr. Daniel Bernard not to seek the renewal of their term of office as Directors and accordingly began the selection process in September 2013. It proposed the appointment of two new Directors, each for a 3-year period, for approval at the next Shareholders’ Meeting: Mrs. Véronique Morali and Mr. Francesco Caio.

Moreover, as in the previous years, the Board of Directors endeavored to ensure that the Company complies with the strictest principles regarding ethics and professional conduct and abides by the rules and regulations applicable in the countries in which it operates. At the CEO’s initiative, like last year, all the employees throughout the Group were asked to acknowledge individually the principles set forth in the Group’s Code of Conduct. The Monitor appointed in agreement with the French and U.S. authorities in the context of the settlement agreements entered into by our Company with respect to the U.S. anti-corruption legislation (See Section 4.2 “History and Development”) presented his mission at one of the Board of Directors’ meeting, and has met individually with several Directors, as well as with the CEO and other executives of the Group on multiple occasions. The Monitor delivered his year 1 and year 2 reports in 2012 and 2013 respectively, which contained a number of recommendations to improve the Group’s anti-corruption policies and procedures. Most of these recommendations focused on strengthening the resources dedicated to the “Compliance” organization of the Group, and on enhancing and expanding the control put in place by the Group for third-parties (such as sales channels and suppliers), and other modifications to specific policies and procedures.

The Leadership team and the Monitor have had regular exchanges throughout the fiscal year 2013 and in early 2014 regarding the implementation of his recommendations and the positive progress made by the Company. The Monitor’s year 3 report should be issued in the first quarter or early in the second quarter 2014.

Human resources and compensation policy

The Board was regularly informed of the main orientations of the Group’s policy regarding human resources and compensation. In particular, it approved the performance criteria relating to the determination of the variable compensation of employees and key executives, and reviewed the global amounts paid as a result.

Also, the Board of Directors determined the performance reviews for the employees and Executive Directors’ performance share plans and for the stock option plans for Executive Directors and officers and set the Group’s performance criteria and the targets related to the performance criteria (see Chapter 8 “Compensation and long term incentives”). In March 2013, it took the decision not to put in place an annual performance share and stock option plan for the employees and the management of the Group, with respect to the fiscal year 2012, mainly because of the market conditions. Following the announcement of The Shift Plan on June 19, 2013, the Board of Directors approved the grant of performance shares and stock options to certain Group employees and the Executive Directors. As part of the next Shareholders’ Meeting on May 28, 2014, the Board of Directors decided to request two new authorizations in order to grant performance shares and stock options.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Moreover, the Board of Directors determined the components of the compensation of Mr. Michel Combes as CEO. With respect to the compensation of the Chairman of the Board of Directors, it decided that it will reexamine the overall components of his compensation which remained the same since he took office on October 1, 2008 and consequently, the Board of Directors fixed his compensation for the fiscal year 2014. It also approved the conditions of the termination of the term of office of Mr. Ben Verwaayen as CEO until April 1, 2013 in accordance with the commitments approved by the Shareholders’ Meeting that had followed the beginning of his term of office (see Section 8.2 “Status of the Executive Directors and Officers”).

In addition, it discussed the policy regarding equal opportunity and compensation for men and women.

7.1.4 POWERS AND ACTIVITY OF THE BOARD OF DIRECTORS’ COMMITTEES

The Board of Directors has four specialized Committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee. Each Committee has its own operating rules approved by the Board. Each Committee reports to the Board of Directors, which has sole authority to take decisions concerning the subjects presented to it.

7.1.4.1 Audit and Finance Committee

The Audit and Finance Committee met six times during the fiscal year 2013, with an average attendance rate of 92%, and twice in early 2014, with an attendance rate of 100%.

Members

This Committee comprises no less than four members, at least one of whom must have recognized financial or accounting expertise.

Beyond the requirements of the AFEP-MEDEF Code, the Committee’s Operating rules provide that all the Directors who serve on the Committee must be “independent” and that the Committee does not have to comprise of an executive director (in French, “mandataire social”). Similarly, Directors who hold other executive positions within the Company may not be members of this Committee.

This Committee comprises Mr. Jean C. Monty (Chairman), Mr. Daniel Bernard, Mr. Louis R. Hugues and Mr. Jean-Cyril Spinetta. All members are independent according to the criteria selected by the Board of Directors, which are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE (see Section 7.1.2 “Principles of organization of our Company’s management”). Mr. Gilles Le Dissez and Mr. Bertrand Lapraye, Board Observers, also participate in the works of the Committee. On March 19, 2014, the Board of Directors confirmed Mr. Jean C. Monty as a financial expert within the Audit Committee.

Role

The main areas of activity of the Committee relate to the Company’s financial statements, internal control and risk management, and its financial situation, as well as the relations with our Statutory Auditors. It keeps the Board of Directors apprised of the performance of its duties and informs it promptly of any issue it may encounter.

The Audit and Finance Committee’s role and method of operation meet the requirements of article L. 823-19 of the French Commercial Code as well as the best practices recommended by various French reports on corporate governance.

The NYSE rules contain detailed requirements with respect to the composition and the operation of the audit committees of U.S. listed companies. For foreign issuers, these requirements are limited to the compliance with the rules relating to audit committees of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since July 31, 2005, foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 of the Exchange Act.

Pursuant to Rule 10A-3, each member of the audit committee must be independent in accordance with the SEC criteria. The Audit and Finance Committee currently comprises four independent members in compliance with the abovementioned provision. In addition, Rule 10A-3 provides that the audit committee must have direct responsibility for the appointment, compensation and choice of the statutory auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Direct financing of the committee must also be provided. The Group believes that its Audit and Finance Committee is currently fully compliant with Rule 10A-3. However, it should be noted that under French law, the appointment of the statutory auditors must be decided by the shareholders at the Shareholders’ Meeting. Additionally, French law requires listed companies to appoint two sets of principal Statutory Auditors and two sets of deputy Statutory Auditors. They are appointed for six fiscal years and can only be revoked by a court ruling for professional negligence or incapacity to perform their duties. These rules are compatible with the Exchange Act.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

While Alcatel Lucent is not subject to the other NYSE rules on audit committees, a number of the requirements in the NYSE rules are similar to Rule 10 A-3, and Alcatel Lucent considers that its Audit and Finance Committee is substantially in line with the requirements of the NYSE rules.

Financial statements

The role of the Audit and Finance Committee, as defined by the Board of Directors’ Operating Rules, is to review the accounting standards used by the Company, the Company’s risks and significant off-balance sheet commitments, and any financial or accounting matters presented to it by the CEO or the Chief Financial Officer.

The Committee therefore reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements, as well as the proper accounting treatment of the significant transactions at the Group level.

The Committee reviews the scope of consolidation and, where relevant, the reasons why certain companies should not be consolidated.

It reviews the accounting standards which are applicable to and applied by our Group, both according to IFRS and French GAAP (the latter with respect to the parent company’s financial statements), as well as their effects and the resulting differences in accounting treatment.

It examines the Alcatel Lucent and the consolidated quarterly, half-year and year-end financial statements and the Group’s budgets.

Internal control and risk management

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The Committee ensures that a process to identify and analyze risks exists, in particular for risks that are likely to have a material impact on accounting and financial reporting. The head of the Internal Audit Department within the Group periodically reports to the Committee on the results of the work of his/her department. In addition, twice a year, the Committee reviews the Group’s internal audit plan and the method of operation and organization of the Internal Audit Department. The Committee is consulted on the selection of the head of the Internal Audit Department and on his/her potential replacement.

The Committee reviews any complaint, alert or other report, including those submitted anonymously, that reveal a potential malfunction in the financial and consolidation process set up within the Group.

The Audit and Finance Committee meets periodically with our Chief Compliance Officer to check the adequacy of our compliance programs, any potential significant violations of these programs and the corrective measures taken by us.

Financial Information

The Audit and Finance Committee also reviews our Group’s indebtedness, its capitalization and any possible changes to this capitalization, as well as any financial or accounting matters presented to it by the Chairman of the Board of Directors or the Chief Financial Officer (such as risk coverage and centralized treasury management).

It also reviews any financial transactions having a significant impact on the Group’s financial statements, such as any issuance of securities in excess of €400 million, which must be approved by the Board of Directors.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for the Statutory Auditors, in compliance with the AFEP-MEDEF Code and makes recommendations on the choice of such Auditors to the Board of Directors.

Assignments, if any, that do not pertain to the audit of the accounts, or that are neither incidental nor directly supplemental to such audit, but which are not incompatible with the functions of the Statutory Auditors, must be authorized by the Audit and Finance Committee, regardless of their significance. The Committee ensures that these assignments do not violate, in particular, the provisions of Article L. 822-11 of the French Commercial Code.

The Audit and Finance Committee also reviews and determines the independence of the Statutory Auditors and issues an opinion on the fees due for their audit of the financial statements.

Based on the total amount of fees paid for the audit of the financial statements during a given fiscal year, the Committee sets the limit(s) of fees beyond which the Committee must give a specific authorization for previously authorized assignments.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

The Committee’s work in 2013 and early 2014

At each meeting, the Committee was briefed by the Chief Financial Officer and the Statutory Auditors and reviewed, in the Statutory Auditors’ presence, the key points discussed with the Chief Financial Officer during the preparation of the financial statements.

The Committee conducted a review of the Company and consolidated financial statements for fiscal years 2012 and 2013 and the half-year and quarterly consolidated financial statements for 2013. It also performed a specific review of certain notes to the financial statements. To prepare for this review, the Committee relied in particular on the work of the Disclosure Committee created to ensure the reliability of the information disclosed by the Group.

On several occasions, the Committee has considered the consequences of the main agreements and other commitments of the Group, and the major elements of its financial position, in particular its capitalization, its debt and the status of its pension funds. To this end, the Committee has issued recommendations in 2013 on various projects of financial transactions by the Company (see Section 7.1.3.4 “Activity of the Board of Directors in 2013 and early 2014”) or its subsidiary Alcatel Lucent USA Inc., under The Shift Plan including: Convertible Bonds into and/or exchangeable for a new or existing shares (OCEANE 2018) for an amount of approximately €629 million, the new senior bonds for a total amount of $500 million (August 2013) and an amount of $1.65 billion (November and December 2013) and the capital increase of the Company for a total gross amount of € 956.7 million.

The Committee also reviewed the Group’s budget for 2014 and the draft resolutions relating to the financial authorizations to be submitted to the Shareholders’ Meeting on May 28, 2014. It also reviewed the financial sections of the reference document and the 20-F Form for 2012 and for 2013, as well as parts of the report of the Chairman of the Board of Directors on internal control and risk management, particularly those related to accounting and financial reporting.

The Committee ensured the effectiveness of internal control procedures put in place by the Group. To this effect, at regular intervals, the Committee monitored the progress made during the certification process required by Section 404 of the Sarbanes-Oxley Act. It also received the Internal Audit Department’s annual report for 2012 and for 2013, as well as the internal audit plans for 2013 and 2014. It assessed the internal and external auditors’ report to ensure the effectiveness of internal control systems set up by the Group.

Finally, the Committee reviewed the Statutory Auditors’ reports and participated in the determination of the Statutory Auditors’ fees. The Committee was also briefed by the General Counsel, in particular with respect to the developments of the litigations concerning the Group, and by the Chief Compliance Officer on the compliance programs set up for 2012 and 2013 and on the objectives set for 2014. The Committee also invited the monitor to participate to one of its meetings and heard its recommendations.

7.1.4.2 Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met 6 times during the fiscal year 2013, with an attendance rate of 96%, and twice in early 2014, with an attendance rate of 100%.

Members

Beyond the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee’s operating rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent. The members of the Committee are Mr. Daniel Bernard (Chairman), Lady Sylvia Jay, Mr. Stuart E. Eizenstat and Mr. Olivier Piou since February 6, 2013, in replacement of Mr. W. Frank Blount. All are independent Directors. Pursuant to its operating rules, the Chairman of the Board and the Chief Executive Officer may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

Role

The mission of the Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, shall be to review matters relating to the composition, organization and operation of the Board of Directors and its committees, to identify and make proposals to the Board regarding individuals qualified to serve as Directors of the Company and on committees of the Board of Directors; to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; to oversee the evaluations of the Board of Directors and of its committees. The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as the other senior executive officers of the Company (Leadership team).

The Committee’s work in 2013 and early 2014

Pursuant to its operating rules, the Committee was in charge of a number of issues during the fiscal year 2013 and early 2014 with respect mainly to the composition of the Board of Directors, its annual evaluation and the successor of Mr. Ben Verwaayen.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

In the context of the renewal of Directors, the Committee studied the situation of each Director which term of office expired at the end of the Shareholders’ Meeting on May 7, 2013. Consequently, it proposed the renewal of Ms. Carla Cico, Mr. Philippe Camus and Mr. Jean C. Monty for the 3-year period provided in the by-laws, as well as the ratification of the appointment by co-optation of Ms. Kim Crawford Goodman for a period expiring at the Shareholders’ Meeting on May 28, 2014.

Out of 4 terms of office expiring at the end of the Shareholders’ meeting on May 28, 2014, the Committee proposed the renewal of Ms. Kim Crawford Goodman and Mr. Jean-Cyril Spinetta and started the selection process for new Directors at the end of 2013 to take into account the decision of Lady Sylvia Jay and Mr. Daniel Bernard not to ask for the renewal of their position as director.

The Committee determined the selection criteria in order to identify, with the support of an outside consultant, the potential candidates. On this basis, it established a restricted list of candidates by taking into account the provisions of the law dated January 27, 2011 with respect to a balanced representation of men and women in board of directors. At the end of this selection process, the Committee proposed the appointment of two new Directors, each for a 3-year term, subject to approval at the next Shareholders’ Meeting on May 28, 2014: Ms. Veronique Morali and Mr. Francesco Caio.

Moreover, the Committee organized the review of the Directors’ independence with respect to the AFEP-MEDEF Code and the NYSE rules and prepared the conclusions of the Board of Directors on this matter.

In the context of the annual assessment of the Board’s operation, the Committee supervised the works of the outside consultant appointed to assess the Board’s performance. Particularly, it participated before these works to identify the important issues in order to reflect the context in 2013 that was highly eventful for the Company and the Board’s collective performance in this difficult environment. The Committee discussed the results of this assessment and presented a report to the Board of Directors (see Section 7.1.2.1 “Principles of corporate governance”).

With respect to the succession to the position of CEO of Mr. Ben Verwaayen, the selection committee, designated by the Board of Directors and presided by the Chairman of the Corporate Governance and Nominating Committee, Mr. Daniel Bernard, supervised the selection process and identified the potential successors. This Committee presented its conclusions during the Board of Directors meeting on February 21, 2013 and proposed Mr. Michel Combes as successor of Mr. Ben Verwaayen as CEO.

In the context of the renewals of the terms of office of Mr. Philippe Camus and Mr. Jean C. Monty, the Committee also recommended to the Board of Directors the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board. It also reviewed the qualitative criteria of the performance share and stock-option plans and presented its recommendations to the Board of Directors (Chapter 8 “Compensation and long-term incentives”) .

As per the new provisions of the AFEP-MEDEF Code dated June 16, 2013, the Committee made some recommendations, mainly with respect to the participation of the two Board Observers to all of the Board’s Committees. It also specified a 3-year mechanism to supervise the progressive investment in Alcatel Lucent shares by Mr. Michel Combes for an amount equivalent to 100% of his fixed annual compensation, together with a holding obligation until the end of his term of office as CEO.

7.1.4.3 Compensation Committee

The Compensation Committee met 6 times in the fiscal year 2013 with an attendance rate of 96% and twice in 2014 with an attendance rate of 100%.

Members

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Jean-Cyril Spinetta (Chairman), Lady Sylvia Jay, Mr. Stuart E. Eizenstat and Mr. Olivier Piou. All members are independent Directors. Pursuant to the operating rules of the Committee, the Chairman of the Board and the Chief Executive Officer may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

Role

The roles of the Compensation Committee, as defined by the Board of Directors’ Operating Rules, are as follows:

-	to review matters, and make proposals to the Board of Directors, with respect to the compensation of the Directors, the Chairman, the CEO, and the key executives and the members of the Management Committee;

-	to review the grant policies with respect to stock options, performance shares and the variable compensation, and make proposals to the Board in respect of such grant policies and to review and make proposal to the Board with respect to variable compensation policies;

-	to review any proposal to increase the capital of the Company reserved to employees.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

The Committee’s work in 2013 and early 2014

The Committee analyzed the components of the long-term compensation policy. In early 2013, without questioning the main principles governing these mechanisms, the Committee had proposed not to put in place a performance share or a stock option plan in favor of the employees and the management of the Group, mainly because of the market conditions and the difficult situation which the Company faced in 2012. After the announcement of The Shift Plan on June 19, 2013, the Committee recommended to put in place a long-term incentive plan in favor of a more restricted number of employees (approximately 2,100) by issuing stock options or performance shares and proposed performance criteria for the acquisition of the performance shares. The performance criteria attached to the previous performance share and stock option plans were reviewed by the Committee.

The Committee reviewed all the elements of the variable compensation applicable within the Group as well as the objectives for the fiscal year 2013. It validated the achievement level for 2013. It also discussed the characteristics of the new variable compensation plan, the 2014 Achievement Bonus Plan (ABP) and reviewed the targets for the fiscal year 2014.

The Committee also recommended submitting to the vote, during the Shareholders’ Meeting on May 28, 2014, the renewals of the delegations pertaining to the grant of Performance shares and the stock options that expired on August 1, 2013. It presented a new set of recommendations with respect to the conditions of these plans, especially the vesting period and the performance criteria for the grant of Performance shares and stock-options to the Leadership team.

In 2013, the Committee made some proposals on the structure of the compensation of Mr. Michel Combes when he was appointed CEO. In early 2014, the Committee considered the elements of the Chairman and the CEO’s compensation structure for fiscal year 2014 and in particular the presence condition and the performance criteria which condition the vesting of Performance Units. It also recommended putting in place a mechanism to supervise the progressive investment in Alcatel Lucent shares by the members of the Leadership team similar to the one put in place for the CEO in compliance with the provisions of the AFEP-MEDEF Code.

It also issued recommendations with respect to the end of the term of office of Mr. Ben Verwaayen as CEO on April 1, 2013 on the basis of the commitments approved by the Shareholders’ Meeting which followed his appointment (Section 8.2.4 “Mr. Ben Verwaayen, CEO until April 1, 2013”).

The Committee analyzed certain human resources matters at the Group level, including the 2013 compensation policy, the development and the retention of key talents and the Company’s policy with respect to equality of opportunity and of compensation.

Finally, the Committee analyzed the information related to the compensation of the Executive Directors and the members of the Management Committee prior to the publication of this information in this document (Section 8.2 “Status of the Executive Directors and Officers”).

7.1.4.4 Technology Committee

The Technology Committee met 6 times during the fiscal year 2013 with an attendance rate of the Directors of 100%.

Members

Our Technology Committee consists of Mr. Louis R. Hughes (Chairman), Ms. Carla Cico, Ms. Kim Crawford Goodman, Mr. Olivier Piou and Mr. Phillippe Keryer (member who is not a director, in charge of the Group strategy and innovation). Mr. Lapraye and Mr. Le Dissez participate to the meetings of the Committee as Board observers.

Role

The role of the Committee, as defined by the Board of Directors’ Operating Rules, is to review the major technological options that are the basis of the R&D work and the launching of new products. The Committee is kept informed of the development of Alcatel Lucent’s scientific and technical cooperation projects put in place by Alcatel Lucent with the academic and research environment.

Moreover, it reviews the R&D expenses, the risks associated with the R&D programs and the associated mitigation plans, the technology trends and the disruptive threats or opportunities; and it benchmarks the competition to evaluate the Group’s R&D efficiency and cost.

The Committee’s work in 2013 and early 2014

At these meetings, the Committee discussed the strategic vision for Alcatel Lucent at the horizon 2020 that is linked to the Group’s technological positioning on the main markets in which it operates. It reviewed the Group’s portfolios of products within the segments, and the main research projects underway at Bell Labs. The Committee also examined the progress in wireless and LTE and the Small Cells market. It also reviewed the status of Nuage and the launch of SDN.

Finally, as per The Shift Plan, the Committee evaluated and reviewed the organization of the activities composing the Core Networking (IP Routing, IP Transport and IP Platforms) and Access (Wireless and Wireline Access).

CORPORATE GOVERNANCE

7.2 REGULATED AGREEMENTS

7.2    REGULATED AGREEMENTS

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

COMMITMENTS IN FAVOR OF THE CEO IN 2013

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

(ii)	a termination benefit, the amount of which will be equal to one year of base salary (fixed and target variable remuneration), subject to performance conditions as required by law.

1.	The pension commitment mentioned above is subject to the following performance conditions:

—	three quantitative criteria, weighted cumulatively at 75% (individually 25% each), corresponding to the evolution of (i) revenue, (ii) operating income (loss) and (iii) the Alcatel Lucent share price in comparison with previous fiscal years compared with a representative sample of companies in the sector consistent with the sample used for the stock options and performance shares plans,

—	two qualitative criteria, weighted together at 25% (individually 12.5% each), corresponding to the execution of the Performance Program and the evolution of the customer satisfaction index.

Over the reference period:

—	If the global performance score is above 85%: the beneficiary will be entitled to 100% of the rights with respect to this commitment;

—	If the global performance score is between 50% and 85%: the beneficiary will be entitled to 75% of the rights with respect to this commitment;

—	If the global performance score is between 25% and 50%: the beneficiary will be entitled to 50% of the rights with respect to this commitment;

—	If the global performance score is less than 25%: the beneficiary will not be entitled to any right with respect to this commitment.

2.	The termination benefit is subject to a performance condition set in relation to Alcatel Lucent’s situation consisting in positive Free Cash Flow for at least one fiscal year from now until the end of Mr. Michel Combes’ mandate as CEO, as reported by the Company in its audited financial statements. The breakdown of Free Cash Flow is reported in Note 32-b of the 2013 audited consolidated financial statements. It corresponds to the net cash provided (or used) by operating activities (including restructuring cash outlays and contribution and benefits paid on pensions and post-employment benefits) reduced by capital expenditures. This performance condition can be either entirely fulfilled (at 100%), or not fulfilled (0%).

In compliance with the AFEP-MEDEF Code, this termination benefit will only be paid if the following conditions are met: (a) the Board of Directors terminates Mr. Michel Combes’ term of office as CEO in connection with a change of control or strategy and (b) the performance condition as described above is fulfilled.

No termination benefit will be due in the following cases: if Mr. Michel Combes (i) is terminated for gross negligence or willful misconduct, (ii) leaves the Company on his own initiative, (iii) changes position within the Group, or (iv) upon his departure, has the ability to claim his pension rights within a short time period.

These commitments were the subject of a Statutory Auditors’ special report and were approved by the shareholders at the Shareholders’ Meeting on May 7, 2013.

    7

7

CORPORATE GOVERNANCE

7.2 REGULATED AGREEMENTS

RELATED PARTY TRANSACTIONS

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2011, 2012 and 2013 are presented in Note 34 to the consolidated financial statements “Related party transactions.”

These transactions mainly concern jointly controlled entities (consolidated using proportional consolidation) and companies consolidated using the equity method.

7.3    ALCATEL-LUCENT CODE OF CONDUCT

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

In 2013, in order to continue to enhance our employees’ awareness of international good conduct rules, we requested each employee to get reacquainted with and approve the Code of Conduct. This requirement was extended to non-employee contract workers (temporary workers, interns and apprentices) in 2013.

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

7.4    MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

The main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on the NYSE are explained above in Section 7.1 “Chairman’s corporate governance report” and in Section 7.3 “Alcatel Lucent Code of Conduct”.

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

8    COMPENSATION AND LONG-TERM INCENTIVES

Section 8.1 “Long-term compensation mechanisms” deals with the general principles applicable to the long-term benefits for employees and management of the Group. The status of the Officers and Executive Directors, including with respect to their compensation, is more specifically dealt with in Section 8.2 “Status of the Executive Directors and Officers.”

8.1    LONG-TERM COMPENSATION MECHANISMS

8.1.1 GENERAL PRINCIPLES

The purpose of the compensation and the long-term profit-sharing mechanisms in the Company’s capital is to involve the employees and the management in the development goals of Alcatel Lucent, in the interest of the Group and its shareholders. The main instruments used in this context until now are the grant of performance shares and stock options, as well as the implementation of profit-sharing agreements and employee savings plans.

Grant policy

The grants of long-term incentives are decided each year at the same time by the Board of Directors at the recommendation of the Compensation Committee. Their implementation serves several purposes: to involve employees in the Group’s results, to encourage and reward individual performance and to attract and retain talent in a highly competitive industry, where quality and employee motivation are key factors for success and where recourse to such incentives is widely spread.

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

Furthermore, the instruments used have been diversified in order to follow market practices and better meet the expectations of our employees and our shareholders. Thus, while stock options grants were previously the primary long-term incentive tool for the employees, the Board of Directors has decided since 2009 to significantly reduce the number of stock options granted and to increase, in parallel, the use of performance shares and instruments focusing on long-term savings such as the Collective Pension Savings Plan (PERCO). Following the announcement of The Shift Plan on June 29, 2013, the Company decided on July 12, 2013 to set up long-term incentive plans for a more selective number of the Group’s employees, who create value for the shareholders, by awarding them stock options or performance shares.

Beyond these common features, the Board of Directors and the management attach great importance to maintaining a real flexibility in the choice and weighting of the long-term incentive tools, in order to take into account not only the best practices in place in the various sectors in which the Group operates, but also the specific needs of each division, as well as the specificities of the regulation applicable in each country. It should be kept in mind, in this respect, that a major portion of the grants are awarded to employees in the U.S. subsidiaries, in view of the competitive environment and the compensation policies prevailing in the United States.

Performance conditions

The Board of Directors determines every year the conditions of the plans and in particular the performance criteria attached to grants of performance shares and stock options.

The Board of Directors chose to subordinate the grant of performance shares to a single quantitative criterion. This criterion is the comparison between the evolution of the Alcatel Lucent share price and the share price of a representative panel of 10 others solution and service providers in the telecommunication equipment sector. With respect to the grant of stock options to the Executive Directors and officers, a single performance criterion has also been selected and is based on the Free Cash Flow. Performance criteria remained unchanged for the 2012 and 2013 plans.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

The table below reflects the performance criteria attached to the 2012 and 2013 grants.

(1)	With the exception of the Chief Executive Officer
(2)	No grant of stock options in 2013
(3)	No grant in 2013

Vesting period

With respect to the vesting period of stock options and performance shares, a harmonization effort was also undertaken in order to maintain throughout the Group the same focus on promoting loyalty and encouraging long-term incentives:

—	the vesting period is 4 years in total, with gradual vesting, for all recipients of stock options, regardless of the company of the Group that they work for (see Section 8.1.5 “Stock options”);

—	the vesting period is also 4 years for recipients of performance shares who are employees of a company of the Group located outside of France. However, in order to take into account the specific tax and labor laws applicable in France to grants of performance shares prior to September 28, 2012, a vesting period of 2 years, followed by a mandatory holding period of 2 years, is required for all recipients employed by companies of the Group located in France (see Section 8.1.2 “Performance shares”), that is, a total of 4 years.

The chart below reflects the vesting periods for recipients of performance shares and stock options, depending on whether they are employed by companies of the Group located in France or outside of France. In the boxes, the percentages represent the maximum rights that may be acquired, subject to the performance and presence conditions.

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

Use of authorizations

The Board of Directors of Alcatel Lucent benefited from two authorizations given at the Shareholders’ Meeting of June 1, 2010 to award performance shares and stock options, for a period of 38 months and within a limit of 4% of the share capital, of which a maximum of 1% may be grants of performance shares. These authorizations expired on August 1, 2013. The Board of Directors decided to request two new authorizations allowing for the grant of performance shares and stock options at the annual Shareholders’ Meeting to be held on May 28, 2014. Each authorization will be limited to 2% of the share capital for a period of 38 months. In the context of the new plans, performance criteria will be determined on the totality of the stock options grants to the Leadership team. With respect to performance shares, the performance criteria will apply to all beneficiaries on the totality of the grants.

Use: 3.06% of the overall authorization of 4% of the share capital*.

The total number of performance shares and stock options allocated pursuant to these authorizations amounts to 23.2 million and 48 million respectively, representing together 3.06% of the share capital* of the Company. Taking into account that the authorized overall limit is 4% of the share capital, grants to employees represented 2.66% of the share capital, grants to the Leadership team (except for the CEO) represented 0.33%, and grants to the Executive Directors made up 0.07% of the share capital*. Grants to Executive Directors represented 2.39% of the specific cap of 6% of the overall limit authorized by the Shareholders’ Meeting.

Breakdown of grants compared to the share capital*

*	The reference share capital is the one existing at the end of the authorization on August 1, 2013 (€116.5 million)

Readjustment of the grants and stabilization of the dilutive effects

The readjustment of the grant policy set forth since 2009 gives priority to a balance between performance shares and stock options. In the last three annual plans, the grants of performance shares have increased whereas the grants of stock options have decreased.

The readjustment between stock options and performance shares reduces the volume of securities in circulation, and consequently the potential dilutive effects. As of December 31, 2013, the volume of stock options and performance shares in circulation, that is, 179 million securities (after adjustment), represents 5.27% of the potential capital of Alcatel Lucent (see Section 10.2 “Capital”) and 6.38% of its share capital. As of March 19, 2014, the date when the granting period for the stock option plan of March 8, 2006 (9.2 million stock options in circulation as of December 31, 2013, after adjustment) ended, the volume of stock options and performance shares in circulation, only represented 5% of Alcatel Lucent’s potential capital and 6.05% of its share capital.

Following the capital increase with rights offering dated December 9, 2013, the conversion mechanism of the securities was adjusted in order to preserve the rights of the beneficiaries of stock options and of the owners of securities giving access to the Company’s capital. As a result, this Chapter mentions whether the number of securities and the exercise price of the stock options are before and/or after adjustment.

With respect to the flows, the total volume of annual grants of performance shares and stock options was 21.4 million in 2011, 21.9 million in 2012 and 24.8 million in 2013 (before adjustment). The average grant rate, or “average burn rate”, corresponds to the average of the last annual grants of performance shares and stock options within one year. Thus, the “historical burn rate” is calculated on the average of the last three grants and represents 22.7 million shares annually, that is, approximately 1% of the share capital as at December 31, 2013.

Average annual grant rate in percentage of the share capital

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

8.1.2 PERFORMANCE SHARES

The acquisition of performance shares is conditioned on the recipient’s presence in the Group for at least two years and the satisfaction of a performance condition over a period of two or four years.

Annual grant

Plan of July 12, 2013. Following the announcement of The Shift Plan on June, 19 2013, the Board of Directors authorized the granting of 2,368,500 performance shares (before adjustment) to 47 employees and officers of the Group, subject to the fulfillment of a presence condition and the performance criterion based on the Alcatel Lucent share price as described below. This plan includes a grant of 966,000 performance shares (before adjustment) to the members of the Leadership team, except the CEO.

Conditions of presence and performance from 2011 to 2013

The vesting depends on the presence of the recipient as an employee after a period of two years from the date of the grant and the performance of the Alcatel Lucent share price, measured against the share price of a peer group of 10 other solutions and service providers in the telecommunication equipment sector (ADTRAN, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., and ZTE).

The performance of the Alcatel Lucent share price is measured against a representative sample of 10 other solutions and services providers in the telecommunication equipment sector

This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. As a reminder, the initial list of 14 other providers was revised as a result of structural operations that ended the listing of the shares of Nortel in 2009, ADC Telecom in late 2010, Comverse in early 2013 and Tellabs at the end of 2013. The reference price will be calculated, for the Alcatel Lucent share, based on the average opening price on the NYSE Euronext Paris exchange for the 20 trading days preceding the end of each one-year period, and for the shares of the other issuers, on a similar basis in the principal exchange where they are listed.

For all recipients who are Group employees – regardless of which legal entity is their employer – performance shares are available at the end of the fourth year following the grant.

The shares are available at the end of the fourth year following the grant

Performance condition. The evolution of the Alcatel Lucent share price and that of the other issuers is measured after each two first one-year periods for all recipients (Periods 1 to 2). For employees of a company based outside of France, a third review of the performance of the Alcatel Lucent share price will be computed at the end of the fourth year to determine whether the rights calculated with respect to the first two years are vested at the end of the vesting period, that is, at the end of the fourth year. For recipients who are employees of a company based in France, there is no additional computation but an additional holding period of two years, so that the performance shares become available at the end of the fourth year following the grant, as for recipients who are employees of a company based outside of France.

Reference Periods 1 to 2. Depending on Alcatel Lucent share price performance, a coefficient ranging from 0 to 100% and established based on the ranking of Alcatel Lucent share price performance compared with the sample group, is used to calculate the number of shares vested during the first and the second period. The Board of Directors determines, on the basis of an analysis validated each year by an audit firm mandated for this purpose, whether or not the performance condition has been satisfied (see Section 8.1.3 “Performance reviews for the performance share plans”).

The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. No rights are vested if Alcatel Lucent’s share price is the last in this ranking. The number of performance shares finally vested by recipients who are Group employees in France at the end of the 2-year vesting period amounts to the total number of the vested shares in the 1st and the 2nd year.

Reference Periods 1 to 4. For purposes of determining the final number of performance shares vested at the end of the vesting period, with respect to recipients who are employees in the Group’s companies based outside France, the reference price of the Alcatel Lucent share and of the shares of the other issuers in the representative sample at the grant date will be compared to the average of their reference share prices measured at each anniversary date of the grant date in order to establish a ranking of the performance of the Alcatel Lucent share and of the shares of the other issuers for the four-year vesting period. If the Alcatel Lucent share is not ranked in last position, the total number of shares as determined at the end of the second period will be finally vested.

Achievement level observed in fiscal years 2013 and 2014. With respect to the March 16, 2011 plan that includes 9,939,786 performance shares (before adjustment) granted to 8,177 beneficiaries, the ranking and the coefficient acquired at the end of the performance review carried out on March 13, 2013 were 10 and 50% respectively, which translates to a global achievement level

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

of 50% at the end of the 2-year vesting period. Therefore, the total number of shares issued to 956 recipients who are employees of the Group’s companies based in France and present on the second anniversary date of the plan (except in case of death or disability) is 816,552 Alcatel Lucent shares (before adjustment). No rights are vested before the end of the 4-year vesting period (March 13, 2015) to recipients who are employees of the Group’s companies based outside France.

With respect to the March 14, 2012 plan, that includes 10,474,215 performance shares (before adjustment) for 7,936 beneficiaries, the ranking and coefficient at the end of the performance reviews carried out on March 13, 2013 and March 13, 2014 are 9 and 50%, respectively in respect to the 2013 review and 1 and 100%, respectively in respect to the 2014 review which reflects a global achievement level of 100% at the end of the 2-year vesting period. Therefore, the total number of shares issued to 885 recipients who are employees of the Group’s companies based in France and present on the second anniversary date of the plan (except in case of death or disability) is 1,830,056 Alcatel Lucent shares (after adjustment). No rights are vested before the end of the 4-year vesting period (March 14, 2016) to recipients who are employees of the Group’s companies based outside France.

Presence and performance conditions prior to 2011

The acquisition of performance shares depends not only on the presence of the recipient as an employee in the Group for a two-year period starting at the date of grant, but also on the satisfaction of the Group’s annual targets for a period of two or four years, depending on whether the recipient is an employee of the Group’s companies based in France (two years) or outside France (four years).

Performance conditions. The criterion of the 2010 performance plan is based on the Group’s operating income. With respect to the 2009 plan, three criteria are cumulative: the level of Revenues (at a level of 33%), Operating Income (at a level of 33%) and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures (at a level of 34%). The assessment of the Group’s performance is based on the criteria determined in 2010 for the Global Annual Incentive Plan (AIP) and on precisely-defined achievement levels.

Reference periods. The satisfaction of this performance condition is assessed at the end of each period, corresponding to the successive fiscal years. For the recipients who are employees of the Group’s companies based in France, the achievement level is calculated at the end of a 2-year period on the basis of the performance rates for each fiscal year (Periods 1 to 2). For the recipients who are employees of the Group’s companies based outside France, the achievement level is calculated at the end of a 4-year period on the basis of the performance rates for each fiscal year (Periods 1 to 4). The performance rates are reported each year in the plan performance reviews (see Section 8.1.3 “Performance reviews for the performance share plans”).

Achievement levels observed for fiscal years 2013 and 2014. With respect to the March 18, 2009 plan, that includes 6,782,956 performance shares (before adjustment) for 11,075 Group beneficiaries, the Board of Directors of March 7, 2013 noted an achievement level of 36% at the end of a 4-year period, representing 1,880,689 Alcatel Lucent performance shares (before adjustment) acquired by the recipients who are employees of the Group’s companies outside France and present on the second anniversary date of the plan (except in case of death or disability). Therefore, the total number of shares issued to 10,034 beneficiaries who met the presence condition is 2,198,286 Alcatel Lucent shares (before adjustment), taking into account the 314,372 performance shares (before adjustment) already issued to 1,472 employees of Group companies that are based in France on the second anniversary date of the plan on the basis of an achievement level of 33.50%.

With respect to the March 17, 2010 plan, that includes 7,114,502 performance shares (before adjustment) issued to 10,952 Group beneficiaries, the Board of Directors of March 7, 2013 noted an achievement level of 0% for the fiscal year 2012. At the end of the performance review of March 14, 2014, the Board of Directors of March 19, 2014 noted an achievement level of 0% with respect to fiscal year 2013, that is a global achievement level of 41.63% at the end of a 4-year period, representing 2,392,688 Alcatel Lucent performance shares acquired by the 8,221 recipients who are employees of the Group’s companies outside France and present on the second anniversary date of the plan (except in case of death or disability). As a reminder, 974,422 Alcatel Lucent shares (before adjustment) were issued to 1,399 employees of the Group’s companies based in France on the second anniversary date of the plan, based on an achievement level of 83.25%.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

8.1.3 PERFORMANCE REVIEWS FOR THE PERFORMANCE SHARE PLANS

The following plans were subject to a performance review during fiscal year 2013:

Date of the plan	Performance criterion	Weighting	Performance review				Global achievement level
			Period 1	Period 2	Period 3	Period 4	Periods 1 to 2	Periods 1 to 4
03/18/2009	Level of revenues	33%	0%	66%	52.10%	0%	33.50%	36%
	Operating income	33%	0%	84%	82.50%	0%
	Evolution of operating Cash Flow	34%	0%	51%	50%	49%

03/17/2010	Group’s operating income	100%	84%	82.50%	0%	0%	83.25%	41.63%

03/16/2011	Alcatel Lucent share price performance	100%	0% Rank 13	50% Rank 10	- -		50%

03/14/2012	Alcatel Lucent share price performance	100%	50% Rank 9	100% Rank 1			100%

For details on the performance criteria, performance monitoring and the level achieved see Section 8.1.2 “Performance shares”.

8.1.4 SUMMARY TABLE FOR THE PERFORMANCE SHARE PLANS

History of the performance share plans at December 31, 2013

Date of the plan		Number of performance shares					Total number of recipients	Performance conditions	Vesting date of shares (2)	Adjusted number of vested shares	Availability date
	Total number of shares		Shares granted to Executive Directors		Shares granted to Executive Committee
	before adjustment	after adjustment (1)	before adjustment	after adjustment(1)	before adjustment	after adjustment (1)
09/17/2008	100,000		100,000 (Chairman of Board of Directors)				1	2 financial criteria and 1 qualitative criterion	3/11/2010	100,000	3/11/2012
10/29/2008	250,000		250,000 (CEO)				1	2 financial criteria and 1 qualitative criterion	10/2/2011	250,000	10/2/2013
03/18/2009	200,000		200,000 (Chairman of Board of Directors)				1	3 financial criteria and 1 qualitative criterion	03/18/2011	200,000	03/18/2013
03/18/2009	6,782,956	6,795,154			866,658		11,075	3 financial criteria	03/18/2011 or 03/18/2013	2,198,373	03/18/2013
03/17/2010	200,000		200,000 (Chairman of Board of Directors)				1	1 financial criterion and 1 qualitative criterion	03/17/2012	200,000	03/17/2014
03/17/2010	7,114,502	7,439,805			806,663	835,822	10,952	1 financial criterion	03/17/2012 or 03/17/2014	2,392,688	03/17/2014
03/16/2011	200,000		200,000 (Chairman of Board of Directors)				1	Share price performance and 1 qualitative criterion	03/16/2013	170,000	03/16/2015
03/16/2011	9,939,786	10,386,596			1,400,000	1,451,112	8,177	Share price performance	03/16/2013 or 03/16/2015	825,933	03/16/2015
03/14/2012	200,000	211,352	200,000 (Chairman of Board of Directors)	211,352			1	Share price performance and 1 qualitative criterion	03/16/2014	211,352	03/14/2016
03/14/2012	10,474,215	11,033,036			1,000,000	1,051,100	7,936	Share price performance	03/14/2014 or 03/14/2016	12,472	03/14/2016
12/7/2013	2,368,500	2,502,997			966,000	1,020,858	47	Share price performance	07/12/2015 or 07/12/2017	-	12/07/2017
Total	37,829,959	38,380,292	1,150,000	211,352	5,039,321	4,358,892	38,193			4,940,245

(1)	In the context of the capital increase with rights offering dated December 9, 2013, the rights of the beneficiaries of stock options and performance shares have been preserved by an adjustment mechanism of conversion rules. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each beneficiary, rounded up to the superior unit and (ii) to the exercise price of the stock option plans, by division, rounded to three decimal. Depending on system constraints specific to banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already been vested or deleted.

(2)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgement, at the end of the vesting period, that the presence and performance conditions have been met.

8.1.5 STOCK OPTIONS

Like the performance shares, the stock options mechanism works over a period of four years. The vesting of the stock options is subject to the recipient’s presence in the Group at the time of the vesting, as well as to a performance condition, but which applies only to the Executive Directors and members of the Leadership team, if applicable.

Annual grant

Plan of July 12, 2013. Following the announcement of The Shift Plan on June 19, 2013, the Board of Directors authorized the grant of a total number of 22,417,900 stock options (before adjustment) with an exercise price of €1.50 (before adjustment), to

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

2,051 Group employees subject to the satisfaction of a presence condition. These employees do not include any member of the Leadership team who received, for some of them, performance shares.

Main characteristics of the March 16, 2011 plan to 2013 annual plans

Limitation. The number of stock options that may be granted pursuant to the authority given to the Board of Directors at the Shareholders’ Meeting of 2010 for a period of 38 months is limited to 3% of the share capital. The Group’s policy concerning the grant of stock options limits to 1% the grants within each annual stock option plan.

Gradual vesting. Recipients acquire rights to options granted to them gradually over a period of 4 years, subject to their presence at each vesting date. The rights to the stock options vest at a rate of 25% per year for recipients who are employees of Group companies based outside France. For recipients who are employees of Group companies based in France, the vesting period of 4 years has an initial vesting period of 2 years after which the recipient acquires 50% of the rights, followed by a gradual acquisition of up to 25% at the end of the third year and 25% at the end of the fourth year.

Exercise of the rights. Stock options may be exercised once related rights are definitively vested, subject to any holding period that may be imposed by law in certain countries. For instance, recipients who are employees of Group companies based in France may not exercise their stock options granted before September 28, 2012, before the end of the holding period, which is four years from the grant date of the stock options. Pursuant to the new tax regime applicable to stock options granted after September 28, 2012, the capital gains on acquisition are subject to the progressive scale of the income tax with no benefit related to the holding period. For all Group employees – regardless of which legal entity is their employer — in view of the gradual vesting, the totality of the stock options granted is potentially only fully available at the end of the fourth year following the grant. The stock options as so vested must be exercised before the end of the plan, that is, within eight years from the grant.

No discount. The exercise price for the stock options does not include any discount or reduction and is equal to the average opening share price for Alcatel Lucent shares on the NYSE Euronext Paris stock market for the 20 trading days preceding the Board of Directors meeting at which the stock options are granted, and the exercise price cannot be lower than the par value of the shares, that is, €0.05 since June 2013 (€2.00 before this date).

Timetable of decisions. The decision of the Board of Directors is taken each year at the same time of the year to limit any windfall effects. The Board of Directors had decided not to put in place an annual performance share and stock option plan for employees in March 2013. Following the announcement of The Shift Plan on June 19, 2013, the Board of Directors exceptionally decided on July 12, 2013 to create a long term compensation plan for certain Group employees.

Performance conditions for the Leadership team. Grants of stock options for Executive Directors and members of the Leadership team have the same vesting principles as all employees but are subject to performance criteria. These criteria apply to 100% of the stock options granted to the Executive Directors of the Group, consistent with the recommendations of the AFEP-MEDEF Code, and to 50% of the stock options granted to members of the Leadership team (except for the CEO). There was no grant of stock options to the members of the Leadership team in 2013.

The financial criterion selected for the 2011 and 2012 grants to members of the Leadership team is the evolution of the Free Cash Flow, as defined in the 2011 and 2012 stock option plans. Performance is assessed at the end of each fiscal year during a four-year period. The rights to the stock options vest at a rate of 25% of rights per year for recipients who are employees of a Group company based outside France, and 50% of rights at the end of a first period of two years, and then 25% of rights at the end of each of the two following periods of one year, for recipients who are employees of a Group company based in France.

Depending on the performance attained, a coefficient ranging from 0 to 100% is used to compute the number of vested rights in respect of each period (see Section 8.1.6 “Performance reviews for the stock option plans”).

Leadership team: the performance criterion is a financial one, the evolution of Free Cash Flow

Main characteristics of the annual plans prior to March 16, 2011

Gradual vesting. Recipients acquire rights to stock options granted to them gradually over a period of 4 years from the grant date, subject to their presence as employees at the end of each period. The rights to the stock options vest at a rate of 25% of the rights after the first year and up to 1/48th of the rights after each following month.

Exercise of the rights and no discount. The exercise of the rights and the absence of discount are the same as for the above-described 2011 to 2013 plans.

Performance conditions for the Leadership team. The performance of Alcatel Lucent share price is the performance criterion applicable to the stock option grants to the management decided from September 17, 2008 to March 1, 2011. This criterion applies to 50% of the stock options granted to the Executive Directors of the Group and to the stock options granted to members of the Leadership team. The gradual vesting of rights depends on the presence of the recipient within the Group as an employee at the end of each vesting period and on the performance of the Alcatel Lucent share price, measured against the share price of a peer group of 10 other solutions and service providers in the telecommunication equipment sector (ADTRAN, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., and ZTE).

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

Leadership team: the performance criterion is the evolution of the Alcatel Lucent share price

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

The evolution of the Alcatel Lucent share price and that of the other issuers is measured over a period of 4 years:

—	at the end of each period of one year, with respect to 25% of the rights each year, in order to measure the performance each year;

—	and at the end of the fourth period for the final determination of the number of rights upon expiration of the vesting period, in order to measure the performance of the Alcatel Lucent share price between the grant date and the end of the fourth period (see Section 8.1.6 “Performance reviews for the stock option plans”).

Depending on the performance of the Alcatel Lucent share price, a coefficient ranging from 0 to 100% is used to compute the number of rights acquired during each vesting period. No rights are vested if Alcatel Lucent’s share price is the last in this ranking. The Board of Directors determines, on the basis of an analysis validated each year by a consulting firm contracted for this purpose, whether or not the performance condition has been satisfied.

For purposes of determining the final number of stock options vested at the end of the four-year vesting period, the performance of Alcatel Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on this ranking, a new coefficient may be determined in order to calculate the total vesting for the recipient if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vested in the last period is adjusted accordingly.

Achievement levels observed in fiscal years 2013 and 2014. With respect to the December 31, 2008 plan (1,700,000 stock options, before adjustment), the ranking and coefficient obtained at the end of the annual performance review carried out on February 6, 2013, are 9 and 50% respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 68.75%.

With respect to the March 18, 2009 plan (2,600,000 stock options, before adjustment), the ranking and coefficient obtained at the end of the annual performance review carried out on March 15, 2013, are 10 and 50%, respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 81.25%.

With respect to the March 17, 2010 plan (1,980,000 stock options, before adjustment), the ranking and coefficient obtained at the end of the annual performance reviews carried out on March 15, 2013 and March 14, 2014 are 10 and 50%, respectively, for the 2013 review and 1 and 100%, respectively for the 2014 review. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 100%.

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

8.1.6 PERFORMANCE REVIEWS FOR THE STOCK OPTION PLANS

The following plans were subject to a performance review during fiscal year 2013. No stock options were granted to members of the Leadership team during fiscal year 2013.

Date of plans	Number of options granted		Exercise price in Euros		Exercise period	Performance conditions	Performance review				Global level of achievement
	before adjustment	after adjustment	before adjustment	after adjustment			Period 1	Period 2	Period 3	Period 4

12/31/2008	1,700,000	1,758,199	2.00	1.893	12/31/2009 to 12/30/2016	Share price performance applied to 50% of the grant	50% Rank 10	50% Rank 10	0% Rank 12	50% Rank 9	68.75%
03/18/2009	2,600,000	2,715,420	2.00	1.893	03/18/2010 to 03/17/2017	Share price performance applied to 50% of the grant	100% Rank 4	100% Rank 4	0% Rank 13	50% Rank 10	81.25%
03/17/2010	1,980,000	2,087,320	2.40	2.271	03/17/2011 to 03/16/2018	Share price performance applied to 50% of the grant	100% Rank 4	0% Rank 13	50% Rank 10	100% Rank 1	100%
1/7/2010	400,000	408,514	2.20	2.082	07/01/2011 to 06/30/2018	Share price performance applied to 50% of the grant	100% Rank 1	0% Rank 13	-	-	37.50%*
10/01/2010	400,000	422,703	2.30	2.176	10/01/2011 to 09/30/2018	Share price performance applied to 50% of the grant	100% Rank 4	0% Rank 11	100% Rank 1
03/01/2011	400,000	422,720	3.20	3.028	03/01/2012 to 02/28/2019	Share price performance applied to 50% of the grant	0% Rank 11	50% Rank 9	100% Rank 1
03/16/2011	1,400,000	1,472,625	3.70	3.501	03/16/2012 to 03/15/2019	Financial performance criteria applied to 50% of the grant	33%	0%	0%
03/14/2012	1,100,000	1,157,486	2.00	1.893	03/14/2013 to 03/13/2020	Financial performance criteria applied to 50% of the grant	0%	0%

*	The level of achievement has been calculated over 2 years given that there are no longer any beneficiaries after the period 2.

For details on the performance conditions, performance monitoring and the level achieved, see Section 8.1.5 “Stock options”.

8.1.7 SUMMARY TABLES FOR THE STOCK OPTION PLANS

AMF Table N°9: Information on the largest grants or exercises for the fiscal year 2013

Pursuant to the provisions of Article L. 225-184 of the French Commercial Code, the table below provides information for the fiscal year 2013 with respect to the employees (other than the Executive Directors) who received the ten largest grants or were issued the ten largest numbers of shares upon exercise of stock options.

	Number of stock options granted		Weighted average price		Plans
	before adjustment	after adjustment	before adjustment	after adjustment
10 largest employees stock options grants	8,257,000	8,725,777	€1.5	€1.419	Plan of July 12, 2013
10 largest employees stock options exercices (adjusted number if any)	1,507,724		€2		Plan of December 31, 2008 Plan of March 18, 2009 Plan of March 17, 2010 Plan of March 14, 2012 Plan of July 12, 2013

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

History of Alcatel Lucent stock option plans at December 31, 2013(1)

	Total potential number of new shares(4)									Ajusted number of options exercised	Adjusted number of options cancelled	Adjusted outstanding options as of 12/31/2013
Date of Board of Directors Meetings	Exercise price (in euros)		Total number of options granted		Granted to Executive Directors(2)	Granted to Leadership Team(3)	Total number of recipients	Options exercise period
	before adjustment	after adjustment	before adjustment	after adjustment	before adjustment			From	To
2005
01/03/2005	11.41	10.797	497,500	524,839			183	01/03/2006	01/02/2013	7,989	516,850	0
03/10/2005	10.00	9.463	16,756,690	17,158,783		720,000	9,471	03/10/2006-03/10/2009	03/09/2013	303,845	16,854,938	0
06/01/2005	8.80	8.327	223,900	230,589			96	06/01/2006-06/01/2009	05/31/2013	8,007	222,582	0
09/01/2005	9.80	9.274	72,150	76,218			39	09/01/2006	08/31/2013	0	76,218	0
11/14/2005	10.20	9.652	54,700	57,818			23	11/14/2006	11/13/2013	0	57,818	0
2006
03/08/2006	11.70	11.072	17,009,320	17,726,571	390,400	1,318,822	8,001	03/08/2007-03/08/2010	03/07/2014	0	8,517,485	9,209,086
05/15/2006	12.00	11.356	122,850	129,364			53	05/15/2007	05/14/2014	0	103,150	26,214
08/16/2006	9.30	8.801	337,200	354,131			217	08/16/2007-08/16/2010	08/15/2014	0	120,099	234,032
11/08/2006	10.40	9.841	121,100	125,716			26	11/08/2007-11/08/2010	11/07/2014	0	107,431	18,285
2007
03/01/2007	10.00	9.463	204,584	216,078			42	03/01/2008-03/01/2011	02/28/2015	0	104,371	111,707
03/28/2007	9.10	8.611	40,078,421	42,039,979	800,000	2,130,000	15,779	03/28/2008-03/28/2011	03/27/2015	0	19,894,772	22,145,207
08/16/2007	9.00	8.517	339,570	357,285			119	08/16/2008-08/16/2011	08/15/2015	0	213,582	143,703
11/15/2007	6.30	5.962	294,300	306,308		210,000	33	11/15/2008-11/15/2011	11/14/2015	0	180,863	125,445
2008
03/25/2008	3.80	3.596	47,987,716	50,294,368		2,050,000	14,414	03/25/2009-03/25/2012	03/24/2016	1,429,745	19,471,164	29,393,459
04/04/2008	3.80	3.596	800,000	800,000	800,000		1	04/04/2009-04/04/2012	04/03/2016	0	800,000	0
07/01/2008	4.40	4.164	223,700	235,935			64	07/01/2009-07/01/2012	06/30/2016	0	127,970	107,965
09/17/2008(3)	3.90	3.691	250,000	258,869	250,000		1	09/17/2009-09/17/2012	09/16/2016	0	93,750	165,119
12/31/2008(3)	2.00	1.893	2,052,400	2,128,464		1,700,000	88	12/31/2009-12/31/2012	12/30/2016	737,537	674,999	715,928
2009
03/18/2009	2.00	1.893	30,656,400	31,986,394			76,641	03/18/2010-03/18/2011	03/17/2017	4,882,379	4,580,729	22,523,075
03/18/2009	2.00	1.893	21,731,110	22,762,490	1,000,000	2,600,000	11,112	03/18/2010-03/18/2013	03/17/2017	4,844,039	6,010,112	11,908,339
07/01/2009	2.00	1.893	443,500	467,229			54	07/01/2010-07/01/2013	06/30/2017	89,919	151,730	225,580
10/01/2009	2.90	2.744	282,500	292,589			25	10/01/2010-10/01/2013	09/30/2017	28,197	173,501	90,891
12/01/2009	2.50	2.366	108,400	114,562			16	12/01/2010-12/01/2013	11/30/2017	52,312	24,203	38,047
2010
03/17/2010(3)	2.40	2.271	18,734,266	19,690,090	1,000,000	1,980,000	10,994	03/17/2011-03/17/2014	03/16/2018	1,835,436	4,520,499	13,334,155
07/01/2010(3)	2.20	2.082	721,000	746,293		400,000	65	07/01/2011-07/01/2014	06/30/2018	25,098	397,011	324,184
10/01/2010(3)	2.30	2.176	851,000	896,493		400,000	54	10/01/2011-10/01/2014	09/30/2018	0	131,911	764,582
12/09/2010	2.20	2.082	125,000	132,637			27	12/09/2011-12/09/2014	12/08/2018	5,613	31,181	95,843
2011
03/01/2011(3)	3.20	3.028	605,000	637,681		400,000	39	03/01/2012-03/01/2015	02/28/2019	0	68,584	569,097
03/16/2011(3)	3.70	3.501	11,251,125	11,821,386	1,300,000	1,400,000	8,178	03/16/2012-03/16/2015	03/15/2019	0	3,004,674	8,816,712
06/01/2011	4.20	3.974	414,718	434,371			61	06/01/2012-06/01/2015	05/31/2019	0	200,859	233,512
09/01/2011	2.50	2.366	171,000	179,479			44	09/01/2012-09/01/2015	08/31/2019	0	43,932	135,547
12/01/2011	2.00	1.893	145,500	153,791			45	12/01/2012-12/01/2015	11/30/2019	2,642	21,932	129,217
2012
03/14/2012	2.00	1.893	10,770,255	11,343,749		1,100,000	7,950	03/14/2013-03/14/2016	03/13/2020	429,297	1,676,951	9,237,501
08/13/2012	2.00	1.893	390,400	401,185			41	08/13/2013-08/13/2016	08/12/2020	0	240,137	161,048
12/17/2012	2.00	1.893	94,500	99,885			27	12/17/2013-12/17/2016	12/16/2020	0	4,757	95,128
2013
07/12/2013	1.50	1.419	22,417,900	23,685,235			2,051	07/12/2014-07/12/2015	07/11/2021	84,544	669,639	22,931,052
Total			247,340,175	258,866,854	5,540,400	16,408,822	166,073			14,766,599	90,090,384	154,009,660

(1)	In the context of the capital increase with preferential subscription rights dated December 9, 2013, the rights of the beneficiaries of stock options and performance shares have been preserved by an adjustment mechanism of conversion rules. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each beneficiary, rounded up to the superior unit and (ii) to the exercise price of the stock option plans, by division, rounded to three decimal. Depending on system constraints specific to banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already been vested or deleted.

(2)	2004 to 2006: Mr. Tchuruk, 2006 to 2008: Ms. Russo, 2008 to 2013: Mr. Verwaayen

(3)	2005: 7 members, 2006: 14 members, 2007: 9 members, 2008: 11 members, 2009: 14 members, 2010: 16 members, 2011: 15 members, 2012: 11 members, 2013: N/A

(4)	The number of shares that may be acquired depends on the level of satisfaction of the performance conditions. For an annual performance review, see Section 8.1.6 “Performance reviews for the stock option plans.“

8.1.8 COLLECTIVE PROFIT-SHARING AGREEMENT AND COLLECTIVE PENSION SAVINGS PLAN (PERCO)

The Group’s companies have set up collective profit-sharing agreements and employee savings plans based on the recommendations of the management. Furthermore, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws, when such laws allow it.

On February 23, 2009, the Group’s French companies and the trade unions representing these companies signed a collective agreement concerning the creation of a Collective Pension Savings Plan (PERCO). PERCO may be used by employees of the Group’s French companies to top up their future pensions or to assist them, for example, in the purchase of their main residence.

COMPENSATION AND LONG-TERM INCENTIVES

8.1 LONG-TERM COMPENSATION MECHANISMS

This plan allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel Lucent. PERCO is an addition to the existing employee savings plans.

Until June 25, 2009, only payments made into Alcatel Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel-Lucent) could be matched by employer contributions (with a holding period of 5 years). To encourage the employees to contribute to the pension savings plan, the signatories of the PERCO agreement decided to set up a joint matching contribution allowance for the PERCO and the Alcatel Lucent Employee Shareholder Fund for all of the Group’s French companies. Alcatel Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year, an employee may invest up to €3,000 in PERCO and/or the Alcatel Lucent Employee Shareholder Fund, and benefit from a maximum employer gross contribution of €2,000. The employer contribution is calculated as follows:

—	100% of the employee’s payments up to €1,000 of accumulated payments;

—	70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

—	30% of the employee’s payments, when the accumulated payments are between €2,001 and €3,000.

8.2    STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

8.2.1 COMPENSATION POLICY FOR THE EXECUTIVE DIRECTORS AND OFFICERS

The compensation policy for the Executive Directors is established in accordance with the recommendations of the AFEP-MEDEF Code. Based on the recommendation of the Compensation Committee, the Board of Directors determines all compensation and long-term benefits awarded to the Chairman of the Board and the Chief Executive Officer.

Role of the Board of Directors and of the Compensation Committee

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, awards of stock options, performance shares, Performance Units, severance pay and additional pension benefits, if any). It also ensures that these components comply with the principles of comprehensiveness and clarity, balance and reasonableness, benchmarking and consistency set forth in the AFEP-MEDEF Code.

Proposals for the compensation of the Chairman and of the Chief Executive Officer, as well as of the Directors and key executives are established under the responsibility of the Compensation Committee. It evaluates all compensation paid or attributed to them, including compensation relating to retirement, severance pay and other benefits of any nature.

The Committee’s recommendations relate to the annual evaluation of the Group’s management and the setting of the fixed and variable compensation paid to key executives. This includes the proposals of base salary and their potential increase, the rules for determining the variable part of their compensation, the targets against which performance is measured and the review of the achievement level of the targets.

The Committee’s recommendations take into account, in particular, the various compensation surveys available (Aon Hewitt Euro Executive survey, Mercer, Radford.).

The Compensation Committee also reviews the policies relating to the grant of stock options and performance shares to the Group’s officers, and in particular to the members of the Leadership team.

General principles applied to the long-term incentives of the Executive Directors

Pursuant to the AFEP-MEDEF Code, all grants of performance shares and stock options to the Executive Directors are subject to the satisfaction of one or more performance conditions as determined by the Board of Directors. According to the authorizations given by the Shareholders’ Meeting of June 1, 2010, these grants represented less than 6% of the total number of employee grants over a period of 38 months. The Board of Directors also determines specific conditions pertaining to the holding periods for shares allocated to the Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel Lucent shares related to the grant of performance shares as provided in the AFEP-MEDEF Code.

Pursuant to the Law of December 3, 2008 to promote earnings from employment, these grants were accompanied by a mechanism providing for more than 90% of the staff of the French companies of the Group, an interest in its performance, by way of a supplemental profit-sharing payment.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Grants of stock options and performance shares combined made to the Executive Directors represent on average for 2011 and 2012, 3.8% of the annual grants decided by the Board of Directors, which represents 0.07% of the share capital of the Company (see Section 8.1.1 “General principles,” and subsection “Use of authorizations”). There was no grant in 2013.

Compensation policy for the Executive Directors

In 2013, the compensation policy for the Executive Directors was determined by the Board of Directors, taking into account in particular the Company’s strategy, as reflected by the Performance Program, which was the strategic plan in effect at the time of the determination of this policy by the Board of Directors.

The compensation of the Chief Executive Officer is determined each year by the Board of Directors based on the recommendation of the Compensation Committee. The performance criteria applicable to his variable compensation and to his long-term compensation are in line with the Group’s strategy and change objectives. For the fiscal year 2013, 50% of the variable compensation depends on achieving the Performance Program targets and 50% depends on a financial criterion. With respect to its long-term compensation, it consists of Performance Units. The Chief Executive Officer is subject for his long-term compensation to the same quantitative performance criterion as the other senior management and executives of the Group with respect to their compensation in Alcatel Lucent shares – that is the share performance compared to a panel – even if this criterion is subject to a specific weighting (50%).

The Chairman’s compensation also consists of a fixed portion and of a long-term compensation based on performance criteria of which the evaluation criteria are specific to the role and responsibilities of the Chairman of the Board of Directors.

The table below reflects the main criteria adopted with respect to the compensation of the Executive Directors for fiscal year 2013:

(1)	No grant of performance shares in 2013 for the fiscal year 2012.

(2)	Mr. Michel Combes, in office since April 1, 2013.

8.2.2 CHAIRMAN OF THE BOARD OF DIRECTORS

The compensation of the Chairman of the Board of Directors consists in a fixed annual compensation of €200,000 paid in cash, and a share-based compensation, in line with the practices of companies in the Group’s main reference markets.

Pursuant to the AFEP-MEDEF Code, the evaluation of the performance of the Chairman of the Board of Directors must not only be based on quantitative criteria, but must also take into account the work performed and the results obtained, as well as the specific responsibilities assumed by the Chairman within the Group.

Annual compensation in cash

The compensation of Mr. Philippe Camus was set at €200,000 at the time he took office. This amount has remained unchanged since his first appointment in 2008. This compensation represents twice the average compensation of the Directors of the Company and does not include any variable component.

AMF Table N°2: Table summarizing the compensation of the Chairman of the Board of Directors

Mr. Philippe Camus - Chairman of the Board of Directors (amounts in Euros)	Fiscal year 2012		Fiscal year 2013
	Due	Paid	Due	Paid
Fixed compensation	-	200,000	-	200,000
Variable compensation	-	N/A	-	N/A
Exceptional compensation	-	N/A	-	N/A
Director’s fee	-	N/A	-	N/A
Benefits in kind	-	N/A	-	N/A
Total	-	200,000	-	200,000

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Annual grant of performance shares

The Board of Directors determines, for each grant of performance shares, the performance criteria and the specific conditions that apply to the acquisition of performance shares, including criteria for assessing the performance of the Chairman throughout his term of office. In order to show his personal commitment in favor of the Group’s recovery and to take into account the results of the 2012 fiscal year, Mr. Philippe Camus advised the Board of Directors of his decision to relinquish any performance share grants in 2013 with respect to fiscal year 2012, and to give up the right to accelerate the vesting of the performance shares already granted to him in case of termination of his mandate. The Board acknowledged this decision and considered that the compensation of the Chairman did not reflect the intensity and quality of the contribution of the Chairman to the governance of the Company.

Therefore, at its March 19, 2014 meeting, the Board of Directors, upon recommendation of the Compensation Committee, determined the elements of compensation of the Chairman of the Board of Directors for fiscal year 2014 as follows:

2014 Fixed annual compensation. The fixed annual compensation of Mr. Philippe Camus remains unchanged as compared to fiscal year 2013, at €200,000.

2014 grant of Performance Units. The Board of Directors decided to grant 400,000 Performance Units to Mr. Philippe Camus with a two-year vesting period subject to presence conditions, that is, to his being the Chairman of the Board at the end of the two-year vesting period (2016) and to the achievement of performance criteria.

Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. The achievement level of the performance criteria will be assessed at the end of the first year of the vesting period and at the end of the two-year vesting period. The value of each Performance Unit is determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2016.

The acquisition of the Performance Units will be subject to the satisfaction of two performance criteria:

—	50% based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors,

—	50% based on the contribution of the Chairman to the Company’s strategy.

As a reminder, the rights to Performance Units are subject to a presence condition during the entire two-year vesting period and will be unavailable until the end of this two-year period.

Directors’ fees. Mr. Philippe Camus does not receive any Directors’ fees.

Other benefits. Mr. Philippe Camus does not receive any benefit in kind.

AMF Table N°1: Table summarizing the compensation, stock options and performance shares granted to the Chairman of the Board of Directors

Mr. Philippe Camus - Chairman of the Board of Directors (amounts in Euros)	Fiscal year 2012	Fiscal year 2013
Fixed compensation related to the fiscal year	200,000	200,000
Variable compensation related to the fiscal year	-	-
Benefits in kind	-	-
Subtotal – Actual compensation	200,000	200,000
Non-cash long-term incentive*	-	-
Total	200,000	200,000

*	The Chairman of the Board has not been granted any performance shares for fiscal years 2012 and 2013.

Presence conditions and obligations specific to performance share grants

Presence condition. With respect to grants before 2013, Mr. Philippe Camus must still be an Executive Director at the end of the two-year vesting period. In the event of termination of his position before the end of the vesting period, all corresponding rights will automatically expire.

At its February 6, 2013 meeting, the Board of Directors acknowledged Mr. Philippe Camus’ decision to give up the commitment made by the Board on September 17, 2008, with respect to the preservation of his rights to acquire performance shares, under certain cases of termination of his mandate as Chairman of the Board of Directors.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Obligation to hold vested shares. Until such time as he ceases his functions as Chairman of the Board, Mr. Philippe Camus must keep all the Alcatel Lucent shares resulting from (i) the grant of performance shares pursuant to his stock-based compensation and (ii) the acquisition of Alcatel Lucent shares on the market throughout his term of office. As a result, these shares cannot be sold before the end of his position as Chairman of the Board.

Purchase obligation. Mr. Philippe Camus is subject to an obligation to purchase two Alcatel Lucent shares per five performance shares acquired at the end of the vesting period. This requirement is effective at the end of the legal holding period for shares (that is, four years after the grant date). However, it is suspended as long as the value of the Alcatel Lucent shares held by the Chairman is at least equal to 40% of his annual compensation net of tax.

In compliance with the AFEP-MEDEF Code, Mr. Philippe Camus has agreed not to use hedging instruments concerning the performance shares he receives.

Performance review of the performance share plans granted in 2011 and 2012

On March 14, 2012, the Board of Directors decided to grant 200,000 performance shares (before adjustment) to Mr. Philippe Camus, for the fiscal year 2011, subject to the satisfaction of the presence condition and the performance conditions based on a quantitative criterion (share price performance) up to for 30%, and qualitative criteria (related to the position of the Chairman of the Board of Directors) up to 70%.

Quantitative criterion. The evolution of the Alcatel Lucent share price is based on the rules defined for the Group annual plan to the benefit of employees and management except the officers (see Section 8.1.2. “Performance shares”).

Qualitative criteria. These criteria, tied to targets specific to the position of Chairman of the Board of Directors, are defined by the Board of Directors. Their achievement level was assessed at the end of the vesting period of these rights, at the meeting of the Board of Directors on March 19, 2014.

The criteria defined by the Board of Directors for the March 2012 grant are as follows:

—	to conduct the Board in its duties to define the strategic goals of the Group;

—	to ensure that the Board composition is consistent with its missions and with the recommendations of the AFEP-MEDEF Code;

—	to ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning of 2012.

Performance review of qualitative criteria. Regarding the Board’s duties in defining our Group’s strategic goals under the leadership of its Chairman, our Board of Directors was heavily involved in discussions about the determination of the elements of The Shift Plan in 2013.

Regarding the Board composition, it includes a set of varied competencies and strong personalities with a good balance between different nationalities, reflecting the roots and the international culture of Alcatel Lucent. Also, the number of Directors as well as their independence are satisfactory. These characteristics of our Board will be solidified with the selection of two new proposed Directors, Ms. Véronique Morali and Mr. Francesco Caio, who have Telecom background as well as finance expertise, in order to improve and re-inforce our Board’s industry knowledge and expertise. The nomination of these two new Directors would also allow the Board of Directors to maintain the representation of women at a good level (27%) after the departure of Lady Sylvia Jay.

Regarding the implementation of the 2012 recommendations following the Board’s evaluation, two main points were highlighted, that is, the allocation of tasks between the Board of Directors and the Committees, and the implementation of sessions dedicated to certain strategic questions. According to the results of the 2014 Board evaluation, all of the members of the Board share the view that the Committees play their role with remarkable commitment. All Board Members attend most of the Committee meetings, as a result of which they are particularly aware of the activities of the Committees and it is easier to debate and reach a decision during the plenary Board sessions.

Achievement level observed in 2013 and 2014. With respect to the plan of March 16, 2011, the rank and the coefficient obtained at the end of the Alcatel Lucent share price performance reviews for 2012 and 2013 are 13 and 0%, and 10 and 50% respectively. At its meeting of March 15, 2013, the Board of Directors, upon recommendation of the Corporate Governance and Nominating Committee, carried out a performance review of the qualitative criterion which showed a performance rate of 100% reflecting an overall achievement level of 85% at the end of the two-year vesting period. Therefore, the total number of Alcatel

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Lucent shares issued to Mr. Philippe Camus is 170,000 shares (before adjustment). These shares will remain non-transferable until the end of his term of office as Chairman of the Board of Directors.

Date of plan	Performance conditions	Weighting	Review of conditions
			Period 1	Period 2	Period 3	Period 4	Global level of achievement
03/16/2011	Quantitative performance criterion	30%	0%	50%
	Alcatel Lucent’s share price performance
	Qualitative performance criteria
	To conduct the Board in its duties to define the strategic goals of the Group				Vesting and holding*		85%
	To ensure that the Board composition is consistent with its missions and with the recommendations of the AFEP-MEDEF Code	70%	100%
	To ensure that the Company’s corporate gorvenance adapts and evolves consistently with changes in the industry

*	The acquisition is made at the end of period 2. With respect to the mandatory holding of the vested performance shares, Mr. Philippe Camus must, beyond the holding period of two years, keep these performance shares until the end of his functions.

With respect to the March 14, 2012 plan, the ranking and coefficient obtained at the end of the Alcatel Lucent share price performance reviews for 2013 and 2014, are 9 and 50% and 1 and 100% respectively. At its meeting of March 19, 2014, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, carried out a performance review of the qualitative criteria which showed a performance rate of 150% reflecting an overall achievement level of 100% at the end of the two-year vesting period. Therefore the total number of Alcatel Lucent shares issued to Mr. Philippe Camus is 211,352 Alcatel Lucent shares (after adjustment). These shares will remain non-transferable until the end of his position as Chairman of the Board of Directors.

Date of plan	Performance conditions	Weighting	Review of conditions
			Period 1	Period 2	Period 3	Period 4	Global level of achievement
03/14/2012	Quantitative performance criterion	30%	50%	100%
	Alcatel Lucent’s share price performance
	Qualitative performance criteria
	To conduct the Board in its duties to define the strategic goals of the Group				Vesting and holding*		100%
	To ensure that the Board composition is consistent with its missions and with the recommendations of the AFEP-MEDEF Code	70%	150%
	To ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning 2012

*	The acquisition is made at the end of period 2. With respect to the mandatory holding of the vested performance shares, Mr. Philippe Camus must, beyond the holding period of two years, keep these performance shares until the end of his functions.

AMF Table N°6: History of performance shares granted to Mr. Philippe Camus

	Number of shares			Number of shares vested after adjustment
Date of plan	before adjustment	after adjustment	Vesting date (1)		Availability date	Mixed performance conditions	Unit valuation (2)
09/17/2008	100,000		11/03/2010	100,000	11/03/2012	2 financial criteria and 1 qualitative criterion	€3.05

03/18/2009	200,000		03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion	€1.19

03/17/2010	200,000		03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion	€2.40

03/16/2011	200,000		03/16/2013	170,000	03/16/2015	Alcatel Lucent’s share price performance and 1 qualitative criterion	€3.48

03/14/2012	200,000	211,352	03/14/2014	211,352	03/14/2016	Alcatel Lucent’s share price performance and 1 qualitative criterion	€1.64
Total	900,000			881,352	-	-	-

(1)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgement at the end of the vesting period that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations and actual gains realized will depend on the share price on the date of sale of Alcatel Lucent shares. The unit value for the 03/14/2012 plan was calculated on the basis of a share price of €1.80 on the same date.

Stock option grants

Mr. Philippe Camus has not received any Alcatel Lucent stock options.

Benefits after termination of functions

Mr. Philippe Camus has not received any commitment from the Company or any other Group company with respect to the termination of his duties as Chairman of the Board or during the period following termination. Furthermore, he is not entitled to any supplemental pension scheme.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

AMF Table N°10: Table summarizing the situation of the Chairman of the Board of Directors

Mr. Philippe Camus	Employment contract	Supplemental pension scheme	Termination payment or benefits owed or likely to become owed resulting from the termination or change of position	Compensation paid pursuant to a non compete clause
Chairman of the Board of Directors appointed on October 1, 2008. Renewed at the Shareholders’ Meeting on 05/07/2013	None	None	None	None

Apart from the above-described contractual commitments, there is no other commitment concerning the Chairman of the Board of Directors with respect to compensation, allowances or benefits owed, or likely to be owed, by reason of the termination or change of his position or following such termination or change of position.

Compensation due or granted to the Chairman of the Board of Directors for the fiscal year 2013, submitted to the opinion of the shareholders

Pursuant to the recommendations of the AFEP-MEDEF Code revised in June 2013 (recommendation 24.3), as referred to by the Company pursuant to Article L. 225-37 of the Commercial Code, the following components of the compensation due or granted with respect to the then ended fiscal year to each Executive Director are subject to the consultative opinion of the shareholders:

—	fixed portion;

—	annual variable portion and, as the case may be, the multi-annual variable portion with targets that are used to determine this variable portion;

—	exceptional compensation;

—	stock options, performance shares and any other components of long-term compensation;

—	severance pay and welcome bonus;

—	supplemental pension scheme;

—	benefits of any nature.

Compensation due or granted during the past fiscal year

Nature	Amount	Presentation
Fixed annual compensation	€ 200,000	Gross fixed annual compensation decided by the Board of Directors’ meeting held on September 17, 2008 upon a proposal from the Compensation Committee, this amount remained unchanged since 2008.
Annual variable compensation	N/A	Mr. Philippe Camus has not received any annual variable compensation.
Annual deferred variable compensation	N/A	Mr. Philippe Camus has not received any annual deferred variable compensation.
Multi-annual variable compensation	N/A	Mr. Philippe Camus has not received any multi-annual variable compensation.
Exceptional compensation	N/A	Mr. Philippe Camus has not received any exceptional compensation.
Stock options, performance shares or any other long-term compensation	No grant in 2013	In order to show his personal commitment in favor of the Group’s recovery and to take into account the results of the 2012 fiscal year, Mr. Philippe Camus informed the Board of Directors of his decision to waive his rights to the allotment of performance shares in 2013 with respect of the 2012 fiscal year, and to waive his right to accelerate the vesting of the performance shares already granted to him in case of termination of his mandate. Besides, Mr. Camus has not received any stock options.
Directors’ fees	N/A	Like other Executive Directors, Mr. Philippe Camus has not received any Directors’ fees.
Benefits of any nature	N/A	Mr. Philippe Camus has not received any benefits of any nature.
Compensation due or granted during the past fiscal year and on which shareholders have expressed or must express their opinion with respect to the regulated agreements and commitments rules
Nature	Amount	Presentation
Severance pay	N/A	Mr. Philippe Camus has not received any severance pay.
Non-compete clause	N/A	Mr. Philippe Camus does not benefit from any non-compete indemnity.
Supplemental pension schemes	N/A	Mr. Philippe Camus does not benefit any from any supplemental pension schemes.

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

8.2.3 CHIEF EXECUTIVE OFFICER

The total annual compensation of Mr. Michel Combes, like that of all the Group’s managers and executives, consists of a fixed portion and a variable portion, plus long-term benefits. The variable compensation is determined each year by the Board of Directors according to pre-defined performance criteria.

The compensation of the Chief Executive Officer is determined each year by the Board of Directors based on the recommendation of the Compensation Committee. The performance criteria applicable to his variable compensation and to his long-term compensation, reflect the Group’s strategy and change objectives and the execution of the Company’s strategy, as reflected by the Performance Program which was the strategic plan in effect at the time of the determination of this policy by the Board of Directors.

Annual compensation

The criteria for determining the compensation of the CEO are specific and pre-established, in accordance with the AFEP-MEDEF Code. The Board of Directors, at its meeting of March 7, 2013, determined the components of the compensation of Mr. Michel Combes, as CEO.

Fixed annual compensation. He receives a gross fixed annual compensation of €1.2 million, calculated, for fiscal year 2013, on a prorata temporis basis as from the date he took office, on April 1, 2013, that is, an amount of €900,000 for fiscal year 2013.

2013 variable compensation. The Chief Executive Officer also receives a variable compensation ranging from 0% to 200% of his fixed annual compensation with a target bonus at 100%, and is subject to the achievement of predetermined performance criteria.

The level of achievement for the fiscal year 2013 was determined according to the two following performance criteria:

-	50% based on the Group’s operating profit, with the same target as the target applicable to all employees of the Group, according to the terms of the Global Annual Incentive Plan (AIP).

-	50% based on the achievement of the Performance Program targets, as announced by the Company on July 26, 2012.

At the meeting of the Board of Directors of February 5, 2014, the Board of Directors, upon recommendation of the Compensation Committee and after the approval by the Audit and Finance Committee of the financial data, determined the level of achievement for fiscal year 2013, that is, 27% based on the Group’s operating profit and 110% based on the achievement of the Performance Program targets, as announced by the Company on July 26, 2012. Therefore, the amount of the variable compensation of Mr. Michel Combes’ compensation for fiscal year 2013 is €616,500, calculated on a prorata temporis basis as from his appointment as CEO, and corresponds to 68.5 % of the target bonus.

Benefits in kind. Mr. Michel Combes does not receive any benefits in kind. A company car with a driver is made available to him as part of its functions.

2014 fixed and variable compensation. For fiscal year 2014, the Board of Directors decided to keep at the same level the fixed compensation of Mr. Michel Combes as Chief Executive Officer, and also determined the performance criteria which will be applied for fiscal year 2014 for the determination of his variable compensation, as follows:

-	50% based on the Free Cash Flow, with the same target as the target applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan or ABP.

-	50% based on the satisfaction of The Shift Plan targets for fiscal year 2014, mainly focusing on fixed costs. The Shift Plan was disclosed to the market in June 2013 and corresponds to the new strategic plan for the recovery of the Company.

AMF Table N°2: Table summarizing the compensation of the Chief Executive Officer

Mr. Michel Combes – CEO (amount in euros)	Fiscal year 2012		Fiscal year 2013
	Due	Paid	Due	Paid
Fixed compensation (1)	-	-	-	900,000
Variable compensation (1)	-	-	616,500	-
Exceptional compensation	-	-	-	-
Director’s fee	-	-	-	-
Benefits in kind	-	-	-	-
Total	-	-	616,500	900,000

(1)	Calculated on a prorata temporis basis starting on the date he took office, on April 1, 2013

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

AMF Table N°1: Table summarizing the compensation, and the stock options and performance shares granted to the Chief Executive Officer

Mr. Michel Combes - CEO (amount in Euros)	Fiscal year 2012	Fiscal year 2013
Fixed compensation related to the fiscal year (1)	-	900,000
Variable compensation related to the fiscal year (1)(2)	-	616,500
Benefits in kind	-	-
Subtotal - Actual compensation	-	1,516,500
Non-cash Long-term incentive grant of Performance Units (3)	-	1,367,600
Total	NA	2,884,100

(1)	Calculated on a prorata temporis basis starting on the date he took office, on April 1, 2013

(2)	Related to the fiscal year and paid in the following year after the publication of the annual results on the basis of which is determined the level of achievement of the annual performance targets.

(3)	The number of Performance Units granted to Michel Combes concerned 1,300,000 subject, eventually, to the application of an adjustment clause. This grant corresponds to an amount of €1,367,600, calculated on the basis of the Alcatel Lucent share price on April 2, 2013, the date on which Mr. Michel Combes took office as CEO. On the basis of the Alcatel Lucent share price on March 20, 2014, of €2.90, the grant is valued at €3,770,000. No performance shares or stock options have been granted to Mr. Michel Combes.

Long-term incentive

The Board of Directors has decided in 2013 to grant to Mr. Michel Combes Performance Units with a vesting period of three years and subject to presence and performance conditions. The Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. Their vesting is subject to the fulfillment of two performance criteria.

For fiscal year 2014, the Board of Directors decided the principle of the grant to Mr. Michel Combes of a long term compensation consisting of 700,000 Performance Units and 700 000 stock options, subject to the approval by the shareholders of the new authorization to be considered at the next Shareholder’s Meeting on May 28, 2014. His long-term compensation will vest over a three-year period and is subject to a presence condition that he remains Chief Executive Officer until the end of the vesting period (2017), and to the achievement of performance criteria applicable to the entire grants. Regarding the stock options, the further required decision of the Board of Directors will be taken after the next Shareholders’ Meeting of May 28, 2014 if at such meeting the new authorization is approved.

2013 grant of Performance Units

The Board of Directors, at its March 7, 2013 meeting, decided the grant to Mr. Michel Combes of 1,300,000 Performance Units with a three-year vesting period, subject to the presence condition that he remains Chief Executive Officer until the end of the three-year vesting period (2016), and to the achievement of performance criteria applicable to the entire grant.

Share price performance: 50% of the vesting of the rights is based on the performance of Alcatel Lucent share price measured each year on April 1st against the share price of a peer group of 10 other solution and service providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., and ZTE), with the same evaluation grids and methodology as those used for the performance shares granted to employees.

The performance rate is based on Alcatel Lucent share price ranking in this group and varies from 100% if Alcatel Lucent share price is ranked among the top four (4), to 20%, if Alcatel Lucent share price is ranked among the last three (3).

Implementation of the Company strategy: 50% of the vesting of the rights is based on the definition and implementation of the Company’s strategy in order to achieve the Performance Program as described in the information memorandum to lenders made available on December 14, 2012. The achievement level of the targets will be assessed each year.

The Board of Directors also determined the applicable performance criteria for fiscal year 2014. Upon the recommendation of the Compensation Committee, the Board decided to modify the performance criterion relating to the definition and the implementation of the Company’s strategy in order to take into account the components of The Shift Plan announced on June 19, 2013, and more particularly, for fiscal year 2014, the divestments. The second criterion relating to the evolution of the Alcatel Lucent share price remains unchanged.

Level of achievement for fiscal year 2013. The Board of Directors, upon the recommendation of the Compensation Committee, and after the approval by the Audit and Finance Committee of the financial elements, determined the level of achievement with respect to fiscal year 2013 of the first criterion, that is, the definition and the implementation of the Company’s strategy, of 100% based on the achievement of the targets of the Performance Program. The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, will be determined as of April 1, 2014 and will be announced on the Company’s website after approval by the Board of Directors.

Gradual vesting period. The rights to these Performance Units vest over a period of three years subject to the satisfaction of the performance criteria. At the end of the three-year vesting period, the value of each Performance Unit will be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding April 1, 2016, each unit being equal to the average of the share price.

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Presence condition. The rights attached to the Performance Units will be definitively granted if Mr. Michel Combes is still the Chief Executive Officer at the end of the three-year vesting period. Subject to the above presence and performance conditions, the rights will become available at the end of the three-year period, that is, on April 1, 2016.

2014 grant of Performance Units

The Board of Directors, at its March 19, 2014 meeting decided the grant to Mr. Michel Combes of 700,000 Performance Units with a three-year vesting period, subject to the presence condition that he remains Chief Executive Officer until the end of the three-year vesting period (2017), and to the achievement of performance criteria applicable to the entire grant.

Share price performance: 50% of the vesting of the rights is based on the performance of the Alcatel Lucent share price measured each year on March 19th.

Implementation of the Company strategy: 50% of the vesting of the right is based on the achievement of the strategic targets of the Company as set forth in its financial plan for the vesting period, it being specified that the reference is The Shift Plan for fiscal years 2014 and 2015. The achievement level of the targets will be assessed each year.

Gradual vesting period. The rights to these Performance Units vest over a period of three years subject to the satisfaction of the performance criteria. At the end of the three-year vesting period, the value of each Performance Unit will be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2017, each unit being equal to the average of the share price.

Presence condition. The rights attached to the Performance Units will be definitively granted if Mr. Michel Combes is still the Chief Executive Officer at the end of the three-year vesting period. Subject to the above presence and performance conditions, the rights will become available at the end of the three-year period, that is, on March 19, 2017.

AMF Table N°4: History of stock option grants

The CEO did not receive stock options.

AMF Table N°6: History of performance share grants

The CEO did not receive performance shares.

Pension plan

Since he took office, the CEO has benefited from the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan) for the portion of income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme, subject to performance conditions pursuant to applicable law.

The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. This pension scheme, established in 1976, has 344 beneficiaries, among which 47 executives who are currently employed by Alcatel Lucent and by its French subsidiaries more than 50%-owned by Alcatel Lucent. The AUXAD plan does not require the beneficiary to be present at the company at the time of retirement.

Reference compensation and potential rights. The reference compensation includes the basic annual compensation (annual fixed and variable), excluding extraordinary items and variable items pursuant to the long-term compensation plan. On the assumption that performance criteria are reached at 100%, the AUXAD plan would generate a potential life annuity of approximately 1% per year for a compensation of approximately €1.2 million. Beyond this, this potential life annuity could rise to 1.2%. This mechanism does not provide eventual potential rights above 45% of the reference income.

The reference period for calculating the pension benefit is the total period of office(s) of Mr. Michel Combes as Chief Executive Officer.

Performance criteria. The benefit of the pension plan is based on three quantitative performance criteria representing together 75% (25% each) and two qualitative criteria representing together 25% (12.5% each):

—	The three quantitative criteria correspond to the evolution of (i) revenue, (ii) operating income (loss) and (iii) the Alcatel Lucent share price in the previous fiscal years as compared with a representative sample of companies in the sector consistent with the sample used for the stock option and performance share plans (see the list of companies in Section 8.1.2 “Performance shares”).

—	The two qualitative criteria correspond to the implementation of the Performance Program and to the evolution of the index reflecting the customer satisfaction.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Achievement level of the quantitative criteria. A performance rate is determined based on the achievement level of the three quantitative performance criteria as follows: 100% if Alcatel-Lucent is ranked in the first two (1st-2nd) places, 75% if Alcatel Lucent is ranked between the third and the fifth (3rd-5th) place, 50% if Alcatel Lucent is ranked between the sixth and the tenth rank (6th-10th) and 0 if Alcatel Lucent is ranked below the tenth (10th) place.

Global performance rate. Over the reference period, a global performance rate will be calculated based on the achievement level of the quantitative and qualitative criteria in order to determine the rights of the Chief Executive Officer pursuant to this pension plan. If the global performance rate is (i) greater than 85%, 100% of the rights will be vested (ii) between 50% and 85%, 75% of the rights will be vested (iii) between 25% et 50%, 50% of the rights will be vested, and if the global performance rate is less than 25%, no right will be vested pursuant to this plan.

Benefits after termination of functions

Mr. Michel Combes will receive a termination benefit, the amount of which will be equal to one year of the total compensation (fixed and target variable), subject to performance conditions as required by applicable law. This termination benefit is subject to a performance condition set in relation to the Company’s situation consisting in the Free Cash Flow, as reported in the Company’s audited financial statements, being positive for at least one fiscal year before the end of Mr. Michel Combes’ position as CEO. The breakdown of the Free Cash Flow is reported in Note 32-b of the 2013 audited consolidated financial statements. It corresponds to the net cash provided (or used) by operating activities (including restructuring cash outlays and contribution and benefits paid on pensions and post-employment benefits) reduced by the tangible and intangible capital expenditures. This performance condition can be either entirely fulfilled (at 100%), or not fulfilled (0%).

In compliance with the AFEP-MEDEF Code, this termination benefit will only be paid if the following conditions are met: (a) the Board of Directors terminates the office of CEO in with the context of a change of control or strategy and (b) the above-described performance condition is met.

No termination benefit will be due in the following cases: if Mr. Michel Combes (i) commits a gross negligence or willful misconduct, (ii) leaves the Company on his own initiative, (iii) changes position within the Group, or (iv) is entitled to claim his pension rights within a short time period.

No employment contract exists between Mr. Michel Combes and Alcatel Lucent or its subsidiaries, in accordance with the AFEP-MEDEF Code.

AMF Table N°10: Table summarizing the situation of the Chief Executive Officer

Mr. Michel Combes	Employment contract	Supplemental pension scheme	Termination payment or benefits owed or likely to become owed resulting from the termination or change of position	Compensation paid pursuant to a non-compete clause
Chief Executive Officer Appointed on April 1, 2013	None	Yes. Please refer to Section 8.2.3 “Chief Executif Officer”, paragraph “Pension plan” for more details	Yes. Please refer to Section 8.2.3 “Chief Executive Officer”, sub-section “Benefits after termination of functions” for more details	None

Apart from the above-described contractual commitments, there is no other commitment concerning the Chief Executive Officer with respect to compensation, allowances or benefits owed or likely to be owed, by reason of the termination or change of his position or following such termination or change of position.

Compensation due or granted to the CEO for fiscal year 2013, submitted to the opinion of the shareholders

Pursuant to the recommendations of the AFEP-MEDEF Code revised in June 2013 (recommendation 24.3), as referred to by the Company pursuant to Article L. 225-37 of the Commercial Code, the following components of the compensation due or granted with respect to the then ended fiscal year to each Executive Director are subject to the consultative opinion of the shareholders:

—	fixed portion;

—	annual variable portion and, as the case may be, the multi-annual variable portion with targets that are used to determine this variable portion;

—	exceptional compensation;

—	stock options, performance shares and any other components of long-term compensation;

—	severance pay and welcome bonus;

—	supplemental pension scheme;

—	benefits of any nature.

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Compensation due or granted during the past fiscal year
Nature	Amount	Presentation
Fixed annual compensation	€900,000	The gross fixed annual compensation of Mr. Michel Combes as CEO amounts to €1.2M. For 2013, it amounts to €900,000, calculated on a prorata temporis basis as from the date of his appointment on April 1, 2013.
Annual variable compensation	€616,500

The variable compensation of Mr. Michel Combes’ compensation ranges from 0 to 200% of his fixed annual compensation, with a target bonus at 100%, and is subject to the achievement of performance criteria which are pre determined. For 2013, two performance criteria were set to measure the level of achievement, namely:

• 50% of the variable compensation is based on the Group’s 2013 operating profit, with the same target as that applicable for all employees of the Group in the annual incentive plan (AIP).

• 50% based on the achievement of the Performance Program targets announced by the Company on July 26, 2012.

At the meeting of the Board of Directors of February 5, 2014, the Board of Directors, upon recommendation of the Compensation Committee and after the approval by the Audit and Finance Committee of the financial data, determined the level of achievement for the fiscal year 2013, i.e. 27% based on the Group’s operating profit and 110% based on the achievement of the Performance Program targets, as announced by the Company on July 26, 2012. Therefore, the amount of the variable compensation of Mr. Michel Combes’ compensation for 2013 is €616,500, calculated on a prorata temporis basis as from his appointment as CEO, and corresponds to 68.5% of the target bonus.

Annual deferred variable compensation	N/A	Mr. Michel Combes has not received any annual deferred variable compensation.
Multi-annual variable compensation	No amount due as for fiscal year 2013

The Board of Directors, during its meeting held on March 7, 2013 decided to award 1,300,000 Performance Units with a three-year vesting period based on a condition of presence and two performance conditions:

• Share price performance : 50% of the vesting is based on the annual evolution of the Alcatel Lucent share price, measured on April 1st of each year, compared with the evolution of the share price of a representative sample of 10 other solutions and service providers in the telecommunications equipment sector.

• Implementation of the Company’s strategy : 50% of the vesting is based on the definition and implementation of the Company’s strategy in order to meet the Performance Program as described in the lenders information memorandum made publicly available on December 14, 2012. The level of achievement of the targets will be measured on a yearly basis.

Performance Units are conditional rights, which give their beneficiaries the right to receive a cash remuneration. The rights of the Performance Units will vest at the end of a three-year period, subject to the fulfilment of performance conditions. At the end of the three-year vesting period, the value of each Performance Unit is determined based on the average price of the Alcatel Lucent share on the stock market over the 20 trading days preceding April 1, 2016, each unit being equal to the average of the share price.

Exceptional compensation	N/A	Mr. Michel Combes has not received any exceptional compensation.
Stock options, performance shares or any other element of long-term compensation	N/A	Mr. Michel Combes has not received any stock-options, performance shares or any other element of long-term compensation.
Directors’ fees	N/A	Like other Corporate Officers, Mr. Michel Combes has not received any attendance fees.
Benefits of any nature	N/A	M. Michel Combes benefits from a car with a driver as part of its functions only, which is not a benefit in kind.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Compensation due or granted during the past fiscal year and on which shareholders have expressed or must express their opinion with respect to the regulated agreements and commitments rules
Nature	Amount	Presentation
Severance pay	No amount due as for fiscal year 2013

• A termination compensation, the amount of which will be equal to one year of compensation (fixed and target variable remuneration), subject to performance conditions as required by applicable regulation. The termination compensation is subject to a performance condition set in relation to the Company’s situation consisting in the Free Cash Flow being positive for at least one fiscal year prior to the end of Mr. Michel Combes’ position as CEO, as reported by the Company in its audited consolidated financial statements.

• This performance condition can be either entirely fulfilled (at 100%), or not fulfilled (0%).

• In compliance with the AFEP-MEDEF Code, this termination compensation will only be paid if the following conditions are met: (a) the Board of Directors terminates Mr. Michel Combes’ mandate as CEO in connection with a change of control or strategy and (b) the performance condition as described above is fulfilled. No termination benefit will be due in the following cases: (a) he is terminated for gross negligence or willful misconduct, (b) he leaves the Company on his own initiative, (c) he takes a new position within the Group, or (d) if upon his departure, Mr. Michel Combes has the ability to claim his pension rights within a short time period.

• This commitment has been authorised by the Board of Directors’ meeting held on March 7, 2013 and has been approved by the Shareholders’ Meeting of May 7, 2013 (resolution n°11), in accordance with the rules applicable to to regulated agreements and undertakings.

Non-compete clause	N/A	Mr. Michel Combes has not received any compensation relating to a non-compete clause.
Supplemental pension schemes	No amount due as for the fiscal year 2013

• Mr. Michel Combes will benefit from the private pension plan applicable to all corporate executives employed by the Group’s subsidiaries incorporated in France (AUXAD plan) for the portion of their income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme, subject to performance conditions as required by law. This plan is still open.

• The pension plan is subject, for 75%, to three quantitative criteria (25% each), corresponding to the evolution of (i) revenues, (ii) operating income and (iii) the evolution of the Alcatel Lucent share price compared with previous fiscal years and a representative sample of companies in the sector consistent with the sample used for the stock option and performance shares plans, and, for 25%, two qualitative criteria (12.5% each), corresponding to the implementation of the Performance Program and the evolution of the customer satisfaction index.

• Over the reference period, the global performance rate will be calculated to determine the rights with respect to this plan. The pension will be calculated based on the achievement level of the quantitative and qualitative criteria in order to determine the rights of the Chief Executive Officer pursuant to this pension plan. If the global performance rate is (i) greater than 85%, 100% of the rights will be vested (ii) between 50% and 85%, 75% of the rights will be vested (iii) between 25% and 50%, 50% of the rights will be vested, and if the global performance rate is less than 25%, no right will be vested pursuant to this plan.

• The reference compensation includes the annual compensation (fixed and annual variable compensation), excluding exceptional compensation and excluding variable components of a long term incentive plan. Based on performance conditions achieved at 100%, the Auxad pension plan would generate a potential life annuity of approximately 1% per year for a remuneration of approximately €1.2 million. Above, such potential life annuity would amount to approximately 1.2%. Potential rights under this scheme could not exceed 45% of the reference compensation.

• This commitment has been authorised by the Board of Directors’ meeting held on March 7, 2013 and has been approved by the Shareholders’ Meeting of May 7, 2013 (resolution n°10) as part of the regulated agreements and commitments rules.

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

8.2.4 MR. BEN VERWAAYEN, CEO UNTIL APRIL 1, 2013

At its meeting of February 21, 2013, the Board of Directors noted the end of the duties of Mr. Ben Verwaayen on April 1, 2013.

Mr. Ben Verwaayen’s fixed annual compensation for 2013 was €1.2 million. The fixed portion paid for the fiscal year 2013, calculated on a prorata temporis basis up to the termination of his duties, namely April 1, 2013, was €300,000. Mr. Ben Verwaayen did not receive any variable compensation for the year 2013, in accordance with the provisions of the Global Annual Incentive Plan (AIP), to the extent he was no longer present at the Company on December 31, 2013. The benefits in kind received by Mr. Ben Verwaayen included a monthly repatriation allowance of €10,000 and the use of a company car with a driver.

AMF Table N°2: Table summarizing the compensation of Mr. Ben Verwaayen

Mr. Ben Verwaayen - Chief Executive Officer until April 1st, 2013 (amount in euros)	Fiscal Year 2012		Fiscal Year 2013
	Due (1)	Paid	Due (1)	Paid
Fixed compensation	-	1,200,000		300,000
Variable compensation	-	-		-
Exceptional compensation	-	-		-
Director’s fee	-	-		-
Benefits in kind (2)	-	126,456		366,327
Total	-	1,326,456		666,327

(1)	Variable compensation related to the fiscal year, due at year-end and paid in the following year, after the publication of the annual results on the basis of which is determined the achievement level of the annual performance targets.

(2)	This amount includes various benefits (repatriation allowance, car and driver). The amount paid to Mr. Ben Verwaayen in 2013 also includes the holiday pay for an amount of €321,836.

AMF Table N°1: Table summarizing the compensation, and the stock options and performance shares granted to Mr. Ben Verwaayen

Mr. Ben Verwaayen - Chief Executive Officer until April 1, 2013 (amount in euros)	Fiscal year 2012	Fiscal year 2013
Fixed compensation related to the fiscal year (1)	1,200,000	300,000
Variable compensation related to the fiscal year (2)	-	-
Benefits in kind (1) (3)	126,456	366,327
Subtotal - Actual compensation	1,326,456	666,327
Non-cash incentive compensation	0	0
Total	1,326,456	666,327

(1)	Related to the fiscal year and paid during the year.

(2)	Related to the fiscal year and paid in the following year after the publication of the annual results on the basis of which is determined the achievement level of the annual performance targets.

(3)	This amount includes various benefits (repatriation allowance, car and driver). The amount paid to Mr. Ben Verwaayen in 2013 also includes the holiday pay for an amount of €321,836.

Commitments made by the Company regarding the pension

Pursuant to the commitments made by the Board of Directors at its meeting of October 29, 2008, duly approved by the Shareholders’ Meetings of May 29, 2009 and June 1, 2010, Mr. Ben Verwaayen benefits from the private pension plan applicable to all corporate executives of French incorporated subsidiaries (AUXAD plan) and from a commitment from the Board of Directors guaranteeing him a supplemental pension of up to a maximum of 40% of his compensation (all combined past and current pension plans), subject to performance conditions.

In the context of the AUXAD supplemental pension plan, Mr. Ben Verwaayen may exercise his rights to retirement starting from the age of 60, subject to the benefits of his pension rights under the French general Social security system and any other private pension scheme.

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

The commitment was made by the Board of Directors to Mr. Ben Verwaayen when he took office, guaranteeing him a total pension of up to 40% of his compensation to take into account the fact that he has not contributed throughout his entire career to the French mandatory plans (CNAV, AGIRC-ARRCO). This supplemental pension will be calculated based on the average of the two most highly-remunerated years in the last five years of his career at the Company. The pension due pursuant to the AUXAD plan will be reduced by the pension rights earned in respect of prior activities.

This commitment was subject to performance conditions:

—	three quantitative criteria, weighted at 75%, corresponding to the level of revenue and operating income compared with a representative sample of companies in the sector, and the evolution of the Alcatel Lucent share price in comparison with previous fiscal years;

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

—	qualitative criteria, weighted at 25%, corresponding to the strategic repositioning of the Company, changes to the business portfolio, and the evolution of the customer satisfaction index.

In the context of the end of Mr. Ben Verwaayen’s mandate as CEO on April 1, 2013, the Board of Directors, at its meeting on March 7, 2013, assessed the satisfaction of the performance conditions related to these commitments in light of the criteria determined by the Board of Directors at the time of their approval on October 29, 2008, and determined that, based on the Company’s annual results and those of its competitors as of December 31, 2012, the “Global performance score” over the last four years was higher than the threshold required for the award of a gross supplemental life pension annuity, allowing Mr. Ben Verwaayen to benefit from annual pension annuities corresponding to 40% of his remuneration.

In application of these provisions, Mr. Ben Verwaayen will benefit from the award of a gross supplemental life annuity, the amount of which, calculated as of the date of the end of his mandate on April 1, 2013, will amount to €293,142. To this amount will be added the pensions accrued during his career at Alcatel-Lucent between September 15, 2008 and April 1, 2013, under all statutory complementary and supplementary pension schemes combined (in particular the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan)), which have been assessed, effective as of April 1, 2013, at a gross annuity amount of €205,669.

He does not benefit from any commitment from the Company applicable upon or after the end of his functions as Chief Executive Officer.

Stock option plans

Mr. Ben Verwaayen benefited, until April 1, 2013, from the rights attached to the stock options granted by the 2009, 2010 and 2011 plans. The rights to the stock options were subject to conditions consistent with the mechanism used for the stock options granted from 2008 to 2011 to the executives of the Group, as described in Section 8.1.5 “Stock options,” with specificities regarding the presence and quantitative performance criteria combining the performance of the Alcatel Lucent share price and/or a financial criterion.

Presence condition. The rights attached to the stock options were definitively vested, subject only to the condition that Mr. Ben Verwaayen remains an Executive Director at the end of the vesting period. This condition is deemed to be satisfied including if the CEO is removed from office for reasons other than misconduct, in the event that he resigns for non-personal reasons or in case of a change in the control of the Company.

Share price performance for the 2008 to 2010 plans. The rights to the stock options were subject, for 50% of the total number of stock options granted, to a performance condition based on the Alcatel Lucent share price, as described in Section 8.15 “Stock options,” consistent with the mechanism used for the stock options granted from 2008 to 2011 to the executives of the Group.

Free Cash Flow for the 2011 plan. The rights to the stock options were also subject, for 50% of the total number of stock options granted, to a performance condition based on the evolution of the Free Cash Flow, identical in its principle to that applicable to executives in accordance with the 2011 mechanism described in Section 8.1.5 “Stock options.”

Achievement level observed for the fiscal year 2013. With respect to the March 18, 2009 plan, (1,000,000 stock options before adjustment), the ranking and coefficient obtained at the end of the annual performance review of Alcatel Lucent’s share carried out on March 15, 2013, are 10 and 50% respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan (4 years) is 81.25% which represents a cumulative number of 812,500 stock options vested (before adjustment). With respect to the March 17, 2010 plan, (1,000,000 stock options, before adjustment), the ranking and coefficient obtained at the end of the annual performance review of Alcatel Lucent’s share carried out on March 15, 2013 are 10 and 50% respectively. Therefore, the overall achievement level obtained on the third anniversary date of the plan is 56.25% which represents a cumulative number of 562,500 vested rights (before adjustment). With respect to the March 16, 2011 plan, (1,300,000 stock options before adjustment), the ranking and coefficient obtained at the end of the share price performance review of Alcatel Lucent’s share carried out on March 15, 2013, are 10% and 50% and the Free Cash Flow performance rate is 33%. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 10.13% which represents a cumulative number of 131,750 vested rights (before adjustment). At April 1, 2013, the number of vested stock options, taking into account the satisfaction of the performance conditions attached to the option plans decided between 2009 and 2011, is 1,506,750 (before adjustment) (there was no grant to Mr. Ben Verwaayen in 2012 and 2013).

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

Performance reviews. The table below reflects the results of the performance reviews determined by the Board of Directors for all the plans pursuant to which stock options were granted to Mr. Ben Verwaayen.

Date of plans	Number of options granted		Exercise price in Euros			Performance review				Number of options granted per plan (1)
	before adjustment	after adjustment	before adjustment	after adjustment	Performance conditions	Période 1	Période 2	Période 3	Période 4	Level of achievement on April 1, 2013	before adjustment	after adjustment
09/17/2008	250,000	258,869	€3.90	€3.691	50% share price performance	0% Rank 12	0% Rank 11	100% Rank 4	0% Rank 13	62.50%	156,250	165,118
03/18/2009	1,000,000	1,046,115	€2.00	€1.893	50% share price performance	100% Rank 4	100% Rank 4	0% Rank 13	50% Rank 10	81.25%	812,500	858,615
03/17/2010	1,000,000	1,046,115	€2.40	€2.271	50% share price performance	100% Rank 4	0% Rank 13	50% Rank 10		56.25%	562,500	594,426
03/16/2011	1,300,000	1,344,547	€3.70	€3.501	50% share price performance	0% Rank 13	50% Rank 10			10.13%	131,750	139,228
					50% Free Cash Flow	33%	0%
Total	3,550,000	3,695,646									1,663,000	1,757,386

(1)	The total number of vested options does not include the stock options vested without application of the provisions related to performance conditions for the reference periods after April 1, 2013 as noted below, that is, 900,000 stock options (before adjustment).

Vesting of rights as part of the termination of the position as CEO. The rights attached to the stock options granted under the 2009, 2010 and 2011 plans were vested by Mr. Ben Verwaayen until the termination of his position as CEO, on April 1, 2013, based on the result of the performance reviews carried out on March 15, 2013. The benefit of the rights not yet vested under the 2010 and 2011 plans was vested on April 1, 2013, without application of the provisions regarding performance conditions with respect to reference periods following such date, by way of an exception to the provisions of the plans (900,000 stock options, before adjustment).

Exercise of rights. The exercise of rights pursuant to the stock option plans decided between 2008 and 2011, that is, 2,563,000 stock options (before adjustment), must be exercised for each option within 12 months from the end of the holding period of each plan, pursuant to the provisions of the respective stock option plans.

AMF Table N°4: History of stock option grants

Mr. Ben Verwaayen	Number of options		Exercise price		Exercise period	Performance conditions	Unit valuation (1)
	before adjustment	after adjustment	before adjustment	after adjustment
Plan of 09/17/2008	250,000	258,869	€3.90	€3.691	05/08/2013 au 05/07/2014	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€2.13
Plan of 03/18/2009	1,000,000	1,046,115	€2.00	€1.893	05/08/2013 au 05/07/2014	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€0.57
Plan of 03/17/2010	1,000,000	1,046,115	€2.40	€2.271	03/17/2014 to 03/16/2015	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€1.06
Plan of 03/16/2011	1,300,000	1,344,547	€3.70	€3.501	03/16/2015 to 03/15/2016	Performance of Alcatel-Lucent shares and Free Cash Flow performance each applied on 50% of the grant evaluated over a four-year period	€1.49
Total	3,550,000

(1)	The unit value (rounded to the nearest cent of Euro) corresponds to the value per option computed in accordance with IFRS 2 at the date of each grant. This unit value multiplied by the number of stock options granted is expensed in the consolidated financial statements of the Group over the related vesting period (4 years). The total values of the grants cannot be considered as equivalent to the net cash proceeds, if any, which could be derived in the future from these grants. Future net cash proceeds, if any, will in particular depend on the share price on the dates of the sale of the shares resulting from the exercise of the stock options and on the then applicable taxes and social security contributions, which cannot be determined at this time.

On March 18, 2013, on the basis of a share price of €1.136, the unit value of the stock options granted in September 2008 amounted to €0.12, the unit value of the stock options granted in March 2009 amounted to €0.26, the unit value of the stock options granted in March 2010 amounted to €0.26 and the unit value of the stock options granted in March 2011 amounted to €0.24. Based on the cumulative number of stock options vested as of March 18, 2013, this represents an aggregate value of €407,870.

Performance shares

AMF Table N°6: History of performance shares grants

Mr. Ben Verwaayen	Number of shares	Vesting date	Number of vested shares	Availability date	Mixed performance conditions	Unit valuation (1)

Plan of 10/29/2008	250,000	02/10/2011	250,000	02/10/2013	2 financial criteria and 1 qualitative criterion	€1.63

(1)	The unit value (rounded to the nearest tenth of Euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations and gains that may be made will depend on the share price on the date of sale of Alcatel Lucent shares. On March 7, 2013, on the basis of a share price of €1.119, the value of each performance share amounts to €1,119.

    8

8

COMPENSATION AND LONG-TERM INCENTIVES

8.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

AMF Table N°10: Table summarizing the situation of Mr. Ben Verwaayen

Mr. Ben Verwaayen	Employment contract	Supplemental pension schemes	Termination payment or benefits payable or likely to become payable resulting from the temination or change of position	Compensation paid pursuant to a non competition clause
Chief Executive Officer Appointed on September 15, 2008 Termination of function on April 1, 2013	None	Yes. Please refer to Section 8.2.4 “Mr. Ben Verwaayen, Chief Executif Officer until April 1st, 2013”, paragraph “Commitments made by the Company regarding the pension” for more details	None	None

Apart from the above-described contractual commitments, there is no other commitment concerning the Chief Executive Officer with respect to compensation, allowances or benefits owed or likely to be owed, by reason of the termination or change of position or following such termination or change of position.

8.2.5 MANAGEMENT COMMITTEE

The compensation of the members of the Management Committee* consists of a fixed portion and a variable portion based on Group performance criteria reviewed by the Compensation Committee, similar to those applicable to a large number of Group managers, and on their individual performance.

The amount of fixed and variable compensations of the Management Committee amounts to €7 million, including a fixed compensation of €5 million. The fixed part of the compensation may also include, where applicable, benefits in kind and expatriation or repatriation allowances as well as housing allowances for expatriates. The variable part related to each fiscal year, payable the following year, is based on the Group’s operating income as defined by the Global Annual Incentive Plan (AIP).

Note 34 to the financial statements included elsewhere in this annual report entitled “Related party transactions,” summarizes the total compensation and other benefits provided to senior management.

In addition, Directors’ fees received, if any, by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

Further, upon the recommendation of the Compensation Committee, beginning in April, 2014, each member of the Management Committee will have the obligation to hold Alcatel Lucent shares up to the equivalent of one year’s salary, until such time as such person ceases to be a member of the Management Committee. The members of the Management Committee have a three-year period in order to fulfill this obligation. This obligation also applies to the members of the Leadership team who are not members of the Management Committee, for the duration of their functions within the Leadership team.

*Within the Leadership team, the Management Committee includes 6 members, including the Chief Executive Officer, who are in charge of implementing the strategy of the Group and the organization (see Section 7.1.1.3 “The Leadership team and the Management Committee”).

Global amounts reserved for pensions

The aggregate commitments relating to pensions (taking into account total benefits obligation: vested and non vested rights) and other benefits granted to members of the Board of Directors of the Company and the Management Committee at December 31, 2013 amounts to €5.5 million (compared with €26.2 million in 2012). The decrease of the commitments is mainly due to the reorganization of the Management Committee. This amount is broken down as follows: €0.1 million relate to the Directors, including Mr. Michel Combes (compared to €7.6 million in 2012) and €5.4 million relate to the members of the Management Committee excluding Mr. Michel Combes (compared to €18.6 million in 2012).

At December 31, 2013, there were no new commitments concerning previous Executive Directors.

SUSTAINABILITY

9.1 ENVIRONMENT

9    SUSTAINABILITY

9.1    ENVIRONMENT

9.1.1 OVERALL ENVIRONMENTAL POLICY

Our approach

The information and communications technology (ICT) sector has the potential to play a critical role in addressing challenges related to climate change. At Alcatel-Lucent, our long-term success depends on helping our customers respond to their environmental challenges through our innovation — and on reducing our own direct environmental impact.

For these reasons, we have built environmental considerations into virtually every aspect of our business, following a three-part approach:

—	Developing eco-sustainable networks: Creating and bringing to market products, services and solutions that contribute to environmentally responsible end-to-end networks.

—	Enabling a low-carbon economy: Helping businesses and consumers reduce their respective environmental impacts with innovative applications and solutions.

—	Reducing our carbon footprint: Reducing our absolute carbon footprint from operations by 50% by 2020 compared to our 2008 baseline. By the end of 2013, our carbon footprint had decreased by 32% compared to the 2008 baseline.

Provisions and guarantees for environmental risks

It is our policy and practice to comply with all applicable environmental requirements and to provide safe, environmentally sound workplaces that will not adversely affect the health or safety of the communities in which we operate. Although we believe we are in material compliance with all environmental, health and safety laws and regulations, and that we have obtained all material environmental permits and authorizations required our operations and for our products, we may have to incur expenditures in the future significantly in excess of our expectations to cover environmental liabilities, maintain compliance with current or future environmental, health and safety laws and regulations, or undertake any necessary remediation.

The future impact of environmental matters, including potential liabilities, changes in carbon and environmental reporting requirements and the pricing of carbon emissions, is often difficult to estimate. We have modeled the potential pricing of carbon on our financial statements. Although it is not possible at this stage to predict the outcome of remedial and investigatory activities with absolute certainty, we believe the ultimate financial impact of these activities — net of applicable reserves — will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities.

As of December 31, 2013, our remaining outstanding balance related to our main provisions for environmental risks was €58.2 million.

9.1.2 POLLUTION AND WASTE MANAGEMENT

Laws and regulations

We are subject to national and local environment, health and safety laws and regulations relevant to our operations, facilities and products in every jurisdiction where we operate. These laws and regulations impose various limitations including the discharge of pollutants into the air and water, and establish standards for the treatment, storage and disposal of solid and hazardous waste, which may require us to remediate a site at significant cost. In the U.S., these laws often require parties to fund remedial action regardless of fault. We have incurred significant costs to comply with these laws and regulations and expect to continue to incur significant compliance costs in the future.

We constantly monitor legal, regulatory and other developments that may affect the environmental, health and safety aspects of our activities, products or services. Compliance reviews are performed regularly and appropriate remedial measures are implemented once applicable legal, regulatory and other requirements are identified.

Remedial and investigatory activities

Remedial and investigatory activities are underway at numerous current and former facilities owned or operated by historical Alcatel and Lucent. In addition, Lucent Technologies Inc. (now Alcatel-Lucent USA Inc.) was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corporation (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. agreed to assume responsibility for certain liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under the Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. For more information, including our anticipated costs associated with the cleanup of the Fox River Superfund Site in Wisconsin, please refer to Section 6.7 “Contractual

    9

9

SUSTAINABILITY

9.1 ENVIRONMENT

obligations and off-balance sheet contingent commitments”, subtitle “Specific commitments - Alcatel-Lucent USA Inc.” In Alcatel-Lucent USA Inc.’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

9.1.3 SUSTAINABLE USE OF RESOURCES

Measures to improve efficiency of raw materials use

Our life cycle assessment (LCA) approach evaluates the consumption of raw materials throughout the life cycles of our products. Data and results from LCA assessments inform continual improvements to achieve more efficient use of raw materials and energy at every stage of product life: raw material extraction, pre-processing, intermediate material and component manufacturing, final manufacturing and assembly, packaging, distribution and installation, use, and end-of-life reuse and recycling.

Product energy efficiency

To meet the dramatic growth in broadband traffic, our customers have to deploy more capacity in their networks — increasing operational costs and power requirements. The use of a typical network product accounts for 80–90% of its total environmental impact, the bulk of which is associated with energy consumption. Consequently, reducing energy consumption and developing energy-efficient, eco-sustainable products and solutions have become critical to the long-term affordability of telecommunication networks.

Leading-edge advances in energy efficiency are incorporated into key products throughout our product portfolio, reducing both powering and cooling costs compared to products with competitive silicon technology.

9.1.4 GREEN INNOVATION

Bell Labs’ Network Energy Research program, formerly called the Green Research program, focuses on optimizing network energy utilization and driving innovative solutions to Alcatel-Lucent’s products in the near, medium and long terms. The program’s research efforts span all major areas of the network, including wireless, fixed access, metropolitan and core networks, and optical transmission. The program also investigates innovative applications of ICT technologies, such as connected and smart cities applications, including smart grids and electric mobility applications.

Because network energy consumption affects the entire ICT industry, the Bell Labs vision is also based on extensive collaboration with service providers, equipment manufacturers, utility companies and academia. Such collaboration is at the core of the GreenTouch consortium, which was founded in 2010 to improve network energy efficiency by a factor of 1,000 compared to 2010.

9.1.5 CLIMATE CHANGE

We have made a commitment to reduce our absolute carbon footprint (CO2e) from our Scope 1 and Scope 2 operations by 50% by 2020 (compared to our 2008 baseline). According to the 2013 operational data available at the time of this report, the reported carbon footprint associated with our operations showed approximately a 32% reduction from 2008 levels.

9.2    HUMAN RESOURCES

Our human resources policies and practices ensure that the ongoing transformation of Alcatel Lucent is aligned with changes affecting our customers, markets and the world at large. Because we operate worldwide and serve customers who do business on a global scale, our approach to Human Resources management and development is likewise global.

9.2.1 EMPLOYMENT

Employees

Our total worldwide employee headcount at the end of 2013 was 62,311. The tables below show the breakdown by business segment and geographic area of our employees for the years 2011 through 2013. The figures take into account all employees who worked for fully consolidated companies as well as companies in which we own 50% or more of the equity.

Breakdown of employees by business segment

Year	Core	Access	Enterprise & LGS	Other	Total group
2011	27,527	42,449	3,292	1,098	74,366
2012	27,814	39,797	3,480	1,256	72,344
2013	24,128	33,156	3,415	1,612	62,311

SUSTAINABILITY

9.2 HUMAN RESOURCES

Breakdown of employees by geographic area

Year	France	Other Western Europe	Rest of Europe	Asia-Pacific	North America	Rest of World	Total Group
2011	9,541	11,697	5,757	22,697	16,914	7,760	74,366
2012	9,483	11,022	5,292	22,339	16,507	7,701	72,344
2013	8,904	10,259	2,853	19,706	15,382	5,207	62,311

Contractors and temporary workers

In 2013 the average number of contractors and temporary workers was 5,072 in the aggregate. The number of contractors is composed of employees of third parties performing work subcontracted by Alcatel-Lucent. The number of temporary workers is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise.

Compensation

Our policy is for all employees to be fairly paid regardless of gender, ethnic origin or disability.

We remain committed to providing our employees with a competitive compensation package in line with those of other major companies in the technology sector. We place particular emphasis on ensuring the development of our employees, rewarding the skills that drive innovation and ensuring long-term employee engagement through appropriate policies, processes and recognition tools.

Our compensation strategy also aligns with The Shift Plan and strives to strike a balance among the following elements: speed, simplicity, trust and accountability. This includes the implementation of common bonus plans, sales incentives and equity grants to ensure a consistent, global approach to compensation; the clear communication of performance achievement levels and policies; and having employees set and review yearly performance targets with their managers.

Our compensation structure reflects both individual and company performance. The grants of long-term incentives (stock options and performance shares) are decided by the Board of Directors upon recommendation of the Compensation Committee. Their implementation serves several purposes:

—	involve employees in the Group’s results and in the achievement of the business plan (The Shift Plan);

—	encourage and reward performance; and

—	attract and retain talent in a highly competitive industry where quality and employee motivation are key factors for success.

Employees benefiting from equity may dispose of the shares and/or the options at the end of the vesting or the acquisition period to the extent the presence and/or the performance condition(s) are met. In 2013, Alcatel-Lucent granted almost 25 million stock options and performance shares to 2,051 employees. Employee compensation evolution (wages and salaries) over the last three years is set forth in Note 35 to our consolidated financial statements.

9.2.2 WORK ORGANIZATION AND MANAGEMENT

The Shift Plan

The Shift Plan is an industrial, operational and financial plan to refocus Alcatel-Lucent as a specialist in IP and cloud networking as well as ultra-broadband access which is at the heart of next-generation networks, and to deliver innovation that shapes the future of the industry and ensures profitable growth. Launched in June 2013, The Shift Plan is three-year plan that replaces the 2012 Performance Program.

With regard to headcount reductions envisaged by The Shift Plan, the process of information and negotiation with the unions is ongoing and we are on track with our target. At the end of 2013, our Group workforce comprised 62,311 people, a decrease of 10,033 compared to the previous year.

For further information, please refer to Section 6.8. “Strategy and outlook through 2015”.

9.2.3 TRAINING

Alcatel-Lucent University

The mission of Alcatel-Lucent University is to leverage our technology expertise to create personalized, high-impact learning and training solutions that optimize employee and customer performance and development through:

—	Common learning and training tracks across all leadership competencies

—	Employee accreditation programs aligned with profiles defined by our strategic workforce plan

—	Community learning programs that reduce the time it takes to acquire best-in-class skills by making it easier to learn from the most talented people in the company

—	State-of-the-art learning facilities and e-learning components

The University maintains 22 training centers around the world and a body of 430 professionals who provide training.

    9

9

SUSTAINABILITY

9.2 HUMAN RESOURCES

9.2.4 DIVERSITY AND EQUAL OPPORTUNITY

As a global enterprise, we actively seek to ensure that our employees reflect the diversity of our business environment. Our Global Human Rights Policy clearly confirms our responsibility to ensure equal opportunities for employees and to recognize and respect the diversity of people and ideas.

Our commitment to advancing equality and non-discrimination is also reflected in specific initiatives against harassment and discrimination.

Gender Diversity

At the end of 2011, we implemented a global strategy and action plan that assigned responsibility for gender diversity at the organizational, corporate and country levels, and identified actions to be carried out in five focus areas:

—	Awareness building

—	Leadership Pipeline
—	Staffing/recruitment

—	Work/life balance

—	Equal pay for equal work

In 2013 we continued our work with a series of interactive sessions on gender diversity, addressing more than 400 managers and leaders to help them understand why diversity is a business imperative for Alcatel-Lucent and to build their awareness of workplace gender dynamics — all with the aim to better tap our existing talent and improve organizational performance.

Integration of disabled people

We are committed to fostering the integration of people with disabilities into our workforce and creating access solutions for them.

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

10    LISTING AND SHAREHOLDINGS

10.1    INFORMATION CONCERNING OUR COMPANY

10.1.1 LEGAL INFORMATION

COMPANY NAME AND HEAD OFFICE

Alcatel Lucent

3 avenue Octave Gréard 75007 Paris

Telephone: + 33 1 40 76 10 10

At the February 5, 2014 meeting of the Board, the Board decided to transfer the registered office to 148/152 route de la Reine, 92100 Boulogne-Billancourt, with effect as of May 19, 2014.

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

10.1.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

  10

10

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

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

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

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

Each Director must hold at least 500 Alcatel Lucent shares.

DIRECTORS’ TERM OF OFFICE—AGE LIMIT

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

10

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

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

The Chairman of the Board of Directors performs the missions assigned to him by law and notably must ensure the proper functioning of the Company’s governing bodies. He shall chair meetings of the Board of Directors, organize the work of the Board and ensure that the Directors are able to fulfill their mission.

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

The Chief Executive Officer is vested with the fullest power to act in all circumstances in the name of the Company, within the limits of the corporate purpose, the limitations set by the Board of Directors (as previously described in Section 7.1.2 “Principles of organization of our Company’s management”) and subject to the powers that the law expressly bestows on the Shareholders’ Meetings and on the Board of Directors.

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

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

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

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the Company’s registered office or at the location stated in the notice of the meeting at least three days before any Shareholders’ Meeting. This time limit may be shortened by decision of the Board of Directors. Instructions given electronically that include a proxy or power of attorney may be accepted by the Company under the conditions and within the deadlines set by the regulations in effect.

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

  10

10

LISTING AND SHAREHOLDINGS

10.1 INFORMATION CONCERNING OUR COMPANY

The scrutineers are the two members of the meeting representing the largest number of votes or, should they refuse, those who come after in descending order until the duties are accepted.

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

10.1.3 ELEMENTS WHICH COULD HAVE AN IMPACT IN CASE OF PUBLIC TENDER OFFER (INFORMATION REQUIRED BY ARTICLE L. 225-100-3 OF THE FRENCH COMMERCIAL CODE)

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of a public tender offer. The following elements could have such an impact with respect to Alcatel Lucent:

—	the distribution of capital and voting rights shown below;

—	to ensure the stability in all circumstances of the Group’s business and employees who are essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period. Further, the members of the Leadership Team, excluding the Chief Executive Officer, benefit from an acceleration of the vesting of the rights attached to their stock-options in case of a change in control;

—	the manner in which the employee shareholding system functions when they do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the FCP 2AL Mutual Fund decides whether to tender the shares to the tender or exchange offer.

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

10.2    CAPITAL

10.2.1 AMOUNT OF THE CAPITAL AND CATEGORIES OF SHARES

Capital decrease. On June 20, 2013, pursuant to the delegation of powers granted by the Board of Directors on May 7, 2013, the Chief Executive Officer acknowledged the decrease of the capital decided at the Extraordinary Shareholders’ Meeting of May 29, 2013. The Company’s capital was reduced to EUR 116,471,561.65 by reducing the nominal value per share from EUR 2 to EUR 0.05.

Capital increase. On December 9, 2013, we completed a cash capital increase pursuant to a rights offering for our shareholders, announced on November 4, 2013, and for which the subscription period ended on November 29, 2013. Following such capital increase, our capital amounted to EUR 139,518,024.65, consisting of 2,790,360,493 shares, each with a nominal value of EUR 0.05.

Capital at year end. On February 5, 2014, the Board of Directors determined that the amount of the capital at December 31, 2013, amounted to EUR 140,427,709.85, represented by 2,808,554,197 fully paid ordinary shares, each with a nominal value of EUR 0.05.

10.2.2 PURCHASE OF ALCATEL LUCENT SHARES BY THE COMPANY

In 2013, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2013, Alcatel Lucent held directly 19,205,701 shares, representing 0.68% of the capital. At that date, our subsidiaries held 32,688,710 shares, representing 1.16% of our capital. At December 31, 2013, these shares were booked as a deduction from consolidated shareholders’ equity.

Following a resolution of the Board of Directors on March 19, 2014, the treasury shares are allocated to the following objectives:

—	to retain for subsequent use in respect of external growth transactions (approximately 42.8 million of treasury shares);

—	to meet obligations arising from options carrying the right to purchase existing shares (1 million of treasury shares);

—	to pay the variable compensation of the members of the Leadership team in part with treasury shares (8 million of treasury shares).

The Shareholders’ Meeting of May 7, 2013 authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company.

The maximum purchase price per share may not exceed EUR 20 and the minimum selling price may not be less than the nominal value of the share, that is, EUR 0.05 since May 29, 2013. This program has not been implemented since the approval of the corresponding resolution at the Shareholders’ Meeting of May 7, 2013.

At its meeting of February 5, 2014 the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 28, 2014, to cancel the existing authorization, and to give a new 18-month authorization for a share repurchase program.

Description of the repurchase program pursuant to articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program. The purchase by the Company of its own shares will be submitted for approval at the Shareholders’ Meeting to be held on May 28, 2014.

Number of shares and percentage of capital held directly or indirectly by the Company. At December 31, 2013, the Company held 19,205,701 shares directly and 32,688,710 shares indirectly.

Goals of the repurchase program. The goals of the repurchase program to be presented to the shareholders at the Shareholders’ Meeting of May 28, 2014 are:

—	to cancel some or all of the shares so purchased by decreasing the Company’s share capital under the conditions provided by law, and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on May 28, 2014;

—	to grant purchased shares to employees and officers (“dirigeants”) of the Company or its affiliates or organizations under the terms and conditions provided by law (stock options, participation of employees in the Company’s profit, allocation of performance-related shares, etc.);

—	to comply with the Company’s obligations in respect of stock option plans or other allocations of shares to employees or corporate officers of the Company or of a related company;

—	to deliver shares upon the exercise of rights attached to securities giving access to the Company’s share capital;

—	to hold and deliver shares (as exchange consideration, payment, or other) in particular in connection with external growth transactions carried out by the Company, or mergers, spin-offs or contributions;

—	to engage in market making in the secondary market or maintenance of the liquidity of the Alcatel Lucent share through an investment services provider pursuant to a liquidity contract that complies with the ethical code recognized by the AMF.

The repurchase program is also intended to allow the implementation of any market practice that may be permitted by the AMF in the future and more generally, the conclusion of any transaction that complies with applicable laws and regulations. In such a case, the Company will inform its shareholders through a press release.

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

Repurchase terms and conditions. Acquisitions, sales, exchanges and transfers of shares may be made at any time subject to the limits, in particular relating to volume and price, authorized under applicable laws and regulations (except during the period of a public tender offer) and by any means, either through regulated markets, multilateral trading systems, systematic internalizers or by way of a private placement, including by block purchases or sales, by public tender offer or public exchange offer, or through the use of options or other derivative financial instruments whether traded on regulated markets or through multilateral trading systems, via a systematic internalizer or by way of a private placement or by delivery of shares arising from the issuance of securities giving access to the capital of the Company by conversion, exchange, redemption, presentation of a warrant or any other means, either directly or through an investment services provider, under the conditions set forth by the market authorities and at such period as the Board of Directors sees fit.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price. The program concerns the shares of Alcatel Lucent (ISIN FR0000130007) listed on the NYSE Euronext Paris stock exchange -Compartment A.

The maximum percentage that may be purchased under the authorization to be proposed to the shareholders at the Shareholders’ Meeting on May 28, 2014 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2013, this limit represents 280,855,420 shares or, based on the maximum authorized purchase price (EUR 20), a maximum theoretical amount of EUR 5,617,108,400, not including the shares already held by the Company.

However, in the event of transactions affecting the Company’s share capital, and in particular, of a capital increase through the capitalization of reserves, the allocation of free shares, in particular performance-related shares, a stock split or reverse stock split, a change in nominal value or any other transaction affecting the equity capital, the Shareholders’ Meeting grants the Board of Directors the power to adjust the maximum purchase price set forth above in order to take into account the impact of these transactions on the value of the shares.

Duration of the program. In accordance with the resolution to be submitted for approval to the Shareholders’ Meeting on May 28, 2014, the share repurchase program would be implemented over a period of 18 months following the date of that meeting and would therefore expire on November 28, 2015.

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

10.2.3 AUTHORIZATIONS RELATED TO THE CAPITAL

Outstanding authorizations and authorizations expired in 2013

Currently, we have the following authorizations to issue capital and repurchase and/or cancel our shares, which authorizations were approved at our Shareholders’ Meetings on June 8, 2012, May 7, 2013 and May 29, 2013.

Specific authorizations for the benefit of the Company’s employees and Executive Officers approved by the shareholders at the Shareholders’ Meeting of June 1, 2010 expired on August 1, 2013.

OUTSTANDING AUTHORIZATIONS AND AUTHORIZATIONS EXPIRED IN 2013

Nature	Ceiling	Expiration	% Capital(1)	Utilization(2)

AUTHORIZATIONS - VALIDITY: 18 MONTHS

Share repurchase (ShM 2013 - Resolution 14)	_	November 2014	10%	None

Share cancellation (ShM 2013 - Resolution 15)	_	November 2014	10%	None

ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS

Capital increase WITH PSR (3) (ShM 2012 - Resolution 16)	Authorized ceiling: EUR 23 million (4)	August 2014	20%	20%

Capital increase WITHOUT PSR (3) (ShM 2012 - Resolution 17)	Authorized ceiling: EUR 17,5 million (4)	August 2014	15%	15%

Max 15%	Public offer (Resolution 17)	Discount 5%	August 2014	15%	None
	Through private placement Article L. 411-2 II of the French Monetary and Financial Code (Resolution 18)	Discount 5%	August 2014	15%	15%
	Greenshoe (Resolution 19)	15% of the initial issue	August 2014	15% of the initial issue	15% of the initial issue
	Contributions in kind (Resolution 20)	_	August 2014	10%	None

Capital increase by capitalization of reserves, profits, premiums (ShM 2012 - Resolution 22)	Total amount	August 2014	_	None

ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS - VALIDITY: 38 and 26 MONTHS

Performance shares (ShM 2010 - Resolution 29)	Executive Directors: limit of 6% of the grants (that is, less than 0.12% of share capital)	August 2013	1%	1.00%

Stock-options (ShM 2010 - Resolution 30)	Executive Directors: limit of 6% of the grants (that is, less than 0.12% of share capital); without discount	August 2013	3%	2.06%

Capital increase reserved to employees (ShM 2012 - Resolution 23)	Discount 5%	August 2014	3%	None

(1)	The percentages in this column correspond to the maximum authorized as a percent of the capital as approved at the Shareholders’ Meetings (ShM) on June 1, 2010, June 8, 2012 and May 7 and 29, 2013.

(2)	Percentages based on the capital of the Company at December 31, 2013.

(3)	Preferential Subscription Right (PSR).

(4)	Authorized ceiling after the capital decrease decided on June 20,2013.

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

Use of authorizations

Issuance with cancellation of preferential subscription rights of shareholders. The Board of Directors had been granted a delegation of authority by the Shareholders’ Meeting of June 8, 2012, for a period of 26 months, to issue ordinary shares and any securities conferring a right to the capital of the Company, with cancellation of the preferential subscription rights of the shareholders of Alcatel Lucent, within the limit of EUR 700 million (reduced to the amount of EUR 17.5 million following the capital decrease decided at the Shareholders’ Meeting of May 29, 2013), that is, approximately 15% of the existing shares at December 31, 2013.

On June 26, 2013, pursuant to resolutions 18, 19 and 21 approved by the shareholders at the Shareholders’ Meeting of June 8, 2012, the Board issued 349 million bonds convertible into and/or exchangeable for new existing shares (OCEANE) with a nominal value of EUR 1.80. This issuance was effected by way of private placement pursuant to Article L. 411-2 II of the French Monetary and Financial Code, with exercise of the over-allotment option amounting to 15% of the initial issuance, that is, a total issuance of approximately EUR 629 million. This issuance allowed the Group to extend the maturity of its indebtedness. The proceeds of this issuance was used to repurchase and cancel OCEANE 2015 of a nominal value of EUR 748 million maturing on January 1, 2015 (book value EUR 691 million) for an amount in cash of EUR 780 million paid by the Company (excluding accrued interest).

Issuance with preferential subscription rights for shareholders of Alcatel Lucent. On October 29, 2013, pursuant to the delegation of authority granted in resolution 16 approved by the shareholders at the Shareholders’ Meeting of June 8, 2012, the Board decided a capital increase with preferential subscription rights for the shareholders of Alcatel Lucent, amounting to the entirety of the authorization, that is, approximately 20% of the capital. This increase in capital was effected for a total gross amount of EUR 956.7 million by the issuance of 455,568,488 shares. This issuance was aimed at reinforcing the Company’s equity. The issuance provided cash to cover general financing needs of the Group, and it will also be used subsequently to reimburse outstanding debt at maturity, and eventually, if market conditions allow, for the early repayment of debt not yet due.

Performance shares, stock options and purchase of shares: The authorizations relating to the issuance of stock options and performance shares, granted by the shareholders at the Shareholders’ Meeting on June 1, 2010, expired on August 1, 2013. The grants effected during the validity period of 38 months represented 3.06% of the capital, compared to an overall ceiling of 4% of the capital, that is, an average historical grant rate (burn rate) (2011 to 2013) of 0.99% of the capital for an average grant rate of 1.33% authorized pursuant to the authorizations. The status of the use of the authorizations related to performance shares, stock options and options to purchase shares granted to the Board of Directors is described in Chapter 8 “Compensation and long term incentive”.

10.2.4 DILUTED CAPITAL

Our capital at December 31, 2013 was EUR 140,427,709.85, represented by 2,808,554,197 fully paid ordinary shares, each with a nominal value of EUR 0.05.

	Total number of shares
Capital at December 31, 2013	2,808,554,197
Alcatel Lucent stock options	154,009,660	(4)
Performance shares (1)	25,109,348	(4)
OCEANE 2018	370,379,561	(4)
Convertible bonds (2) (5)	4,788	(4)
Convertibles debt securities issued by Alcatel-Lucent USA, Inc.(3) (6)	38,528,589	(4)
Diluted capital at December 31, 2013	3,396,586,143

(1)	For more details, see Section 8.1.4 ‘Summary table for performance share plans’.

(2)	For a description of the dilutive instruments, see Section 10.2.5 ‘Shares or rights granting access to the capital’.

(3)	Formerly named Lucent Technologies Inc.

(4)	After adjustment due to the December 9, 2013 capital increase.

(5)	Convertibles bonds issued to cover stock-options granted by Lucent Technologies, Inc.

(6)	7.75% convertible trust preferred securities.

10.2.5 SHARES OR RIGHTS GRANTING ACCESS TO THE CAPITAL

Convertible debts securities issued by Lucent Technologies Inc.

Convertible bonds. Lucent Technologies Inc. (or its affiliates) had issued debt securities convertible into Lucent Technologies, Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of Directors’ decision of November 30, 2006, these securities included the following and entitled holders to:

—	44,463,075 Alcatel Lucent shares, concerning the 7.75% convertible trust preferred securities maturing on March 15, 2017;

—	43,832,325 Alcatel Lucent shares, concerning the Series A convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2023;

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

—	55,087,690 Alcatel Lucent shares, concerning the Series B convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2025.

The unit price of the Alcatel Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

—	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$24.80 for the 7.75% convertible trust preferred securities;

—	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$17.11 for the Series A convertible bonds;

—	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$15.98 for the Series B convertible bonds.

During fiscal year 2013, Alcatel-Lucent USA, Inc. repurchased all outstanding Series A and Series B convertible debt securities for a nominal amount of US$95 million for the Series A, and US$765 million for the Series B.

The nominal value at December 31, 2013 of the outstanding convertible trust preferred securities issued by Lucent Technologies Capital Trust I amounted to US$931 million of 7.75% of convertible trust preferred securities. On January 13, 2014, we repaid these securities in full.

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

When the Lucent stock options or other stock-based compensation instruments are exercised by their holders, Alcatel-Lucent USA Inc. (formerly named Lucent Technologies Inc.) requests conversion of the corresponding number of convertible bonds and immediately delivers the number of Alcatel Lucent shares resulting from the conversion to those holders who have exercised their rights.

At December 31, 2013, there were a total of 55,672,029 outstanding bonds convertible into Alcatel Lucent shares. However, only a maximum of 4,788 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

Redeemable Notes (ORAs)

Issues related to acquisitions

Spatial Wireless. In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel Lucent shares were issued at a unit price of €11.91. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 18,633,297 shares. There were no redemptions in 2013.

TiMetra Inc. In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of TiMetra Inc. (United States).

In connection with this acquisition, 17,979,738 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €8.08. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 17,034,937 shares. During fiscal year 2013, the remaining 944,804 notes redeemable were repurchased and cancelled. At December 31, 2013, the debt was therefore fully reimbursed.

At December 31, 2013, there were in total 355,037 outstanding notes redeemable for Alcatel Lucent shares. However none of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

Issues related to financial transactions

OCEANE 2015. Pursuant to the authorization granted at the Shareholders’ Meeting of May 29, 2009, Alcatel Lucent issued, on September 10, 2009, debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of EUR 1 billion, represented by 309,597,523 OCEANE with a unit value of EUR 3.23.

The bonds, which were due on January 1, 2015, bore an annual interest rate of 5.00%.

The principal purpose of the issue was to refinance the Group’s debt and the extension of debt’s maturity, and, secondarily, to cover the Group’s financing needs.

In the context of the capital increase resulting from the rights offering completed on December 9, 2013, the holders of OCEANE 2015 were informed that the conversion/exchange ratio of the OCEANE 2015, which was originally of 1 Alcatel Lucent share with a nominal value of EUR 0.05 for 1 OCEANE 2015 was adjusted and fixed at 1.06 Alcatel Lucent share with a nominal value of EUR 0.05 for 1 OCEANE 2015.

During fiscal year 2013, 294,824,969 OCEANE 2015 were repurchased prior to maturity for a nominal value of EUR 952 million and 14,772,054 OCEANE 2015 were converted into shares for a nominal value of EUR 48 million (see Note 25 to the consolidated financial statements).

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

The OCEANE 2015 for which the right to shares had not been exercised at the latest by December 17, 2013, were reimbursed in cash on December 27, 2013 pursuant, to the information given to the holders regarding the early redemption announced on November 22, 2013.

Therefore, during fiscal year 2013, all of the remaining outstanding OCEANE 2015 were repurchased prior to maturity. At December 31, 2013, the debt was therefore fully reimbursed.

OCEANE 2018. Pursuant to the authorization granted at the Shareholders’ Meeting of June 8, 2012, Alcatel-Lucent issued, on July 3, 2013, debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of EUR 629 million, represented by 349,414,680 OCEANE with a unit value of EUR 1.80. (see Note 25 to the consolidated financial statements).

The bonds, which are due on January 1, 2018, bear an annual interest rate of 4.25%.

The principal purpose of the issue was to refinance the Group’s debt and the extension of debt’s maturity, and, secondarily, to further cover the Group’s financing needs.

In the context of the capital increase resulting from the rights offering completed on December 9, 2013, the holders of OCEANE 2018 were informed that the conversion/exchange ratio of the OCEANE 2018, which was originally of 1 Alcatel Lucent share with a nominal value of EUR 0.05 for 1 OCEANE 2018 was adjusted and fixed at 1.06 Alcatel Lucent share with a nominal value of EUR 0.05 for 1 OCEANE 2018.

Securities not convertible into equity

At December 31, 2013, two bonds issue of Alcatel Lucent (parent company) remained outstanding:

—	the 6.375% bond issue in the amount of EUR 274 million (maturing in April 2014) traded on the Luxembourg Stock Exchange,

—	the 8.5% senior notes issue in the amount of EUR 425 million (maturing in January 2016) traded on the Luxembourg Stock Exchange.

10.2.6 AMERICAN DEPOSITARY SHARES (ADS)

Description of the ADS

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement between Alcatel Lucent and JP Morgan Chase Bank N.A., which, beginning on January 10, 2013, replaced The Bank of New York Mellon as depositary, and the holders from time to time of the ADSs.

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

Cash dividends and cash distributions. JPMorgan Chase Bank, N.A. will distribute cash resulting from a cash dividend or other cash distribution or the new proceeds of sales of any other distribution or portion thereof, subject to appropriate adjustment for taxes, withheld and the deduction of JPMorgan Chase Bank, N.A.’s or its agents’ fees and expenses in (1) foreign currency conversion, (2) transferring foreign currency or U.S. dollars to the United States, (3) obtaining related government approvals or licenses, and (4) making any sale by public or private means in any commercially reasonable manner.

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. JPMorgan Chase Bank, N.A. will send ADS holders, via mail or electronically (to those ADS holders who have consented to electronic delivery), English language summaries of any materials or documents provided by us for the purpose of exercising voting rights. In addition, if we so request, JPMorgan Chase Bank, N.A. will send ADS holders a notice card or letter including instructions on how ADS holders may access the aforementioned summary through an Internet website, along with how a paper copy of such documents may be requested. JPMorgan Chase Bank, N.A. will also send to ADS holders directions as to how to give it voting instructions, as well as a statement (which may be included in the documents described above) as to how the underlying ordinary shares will be voted if JPMorgan Chase Bank, N.A. receives blank or improperly completed voting instructions.

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

Changes affecting deposited securities. If there is any change in par value or any split—up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, JPMorgan Chase Bank, N.A. may, after consultation with us, and if reasonably requested by us, amend the form of ADR and distribute any additional or amended ADRs. If JPMorgan Chase Bank, N.A. does not amend the form of ADR or make a distribution to holders regarding the foregoing, or any net proceeds, then any securities that JPMorgan Chase Bank, N.A. receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless JPMorgan Chase Bank, N.A. delivers new ADRs as described in the first sentence.

Amendment of the deposit agreement. We may agree with JPMorgan Chase Bank, N.A. to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADS holders. If any amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until 30 days after JPMorgan Chase Bank, N.A. has sent the ADS holders a notice of the amendment. If any government or regulatory body adopts new laws or rules that require the amendment of the form of ADR in order to comply therewith, the form of ADR may be amended at any time, and may become effective before notice is given to holders or within any other time, as required for compliance. At the expiration of that 30-day period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The deposit agreement and the form of ADRs may not be amended to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. JPMorgan Chase Bank, N.A. will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. However, if JPMorgan Chase Bank, N.A. has resigned or is removed, notice shall not be sent to the holders unless a successor depositary is not operating under the deposit agreement within 60 days. After termination of the deposit agreement, JPMorgan Chase Bank, N.A. will no longer act under the deposit agreement, except to continue to:

—	receive and hold (or sell) dividends and other distributions pertaining to deposited securities; and

—	deliver deposited securities being withdrawn.

At any time 90 days after notice of termination is provided to holders of ADSs, JPMorgan Chase Bank, N.A. may instruct the custodian to register all securities with us in registered form (nominatif pur) in each ADS holder’s name, at which time we shall do so and provide notice to the holders. To the extent this is not done, as soon as practicable after 60 days after termination, JPMorgan Chase Bank, N.A. may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, in trust for the pro rata benefit of ADS holders that have not surrendered their ADSs. JPMorgan Chase Bank, N.A. will not have liability for interest on the sale proceeds or any cash it holds.

Restrictions on the right to transfer or withdraw shares. In connection with the withdrawal of any ADS, JPMorgan Chase Bank, N.A. may require proper endorsement and written withdrawal orders from the holder, and will transfer such shares to an appropriate account. At the request, risk and expense of an ADS holder, JPMorgan Chase Bank, N.A. may deliver the shares to another place. Title to an ADS may be transferred when properly endorsed (for a certificated ADS) or upon receipt by JPMorgan Chase Bank, N.A. of appropriate documentation. Prior to registration of transfer or withdrawal, we, JPMorgan Chase Bank, N.A. or the custodian may require payment certain of taxes, fees, or other charges, as well as other documentation.

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

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

—	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required;

—	are not liable for any action or inaction by it in reliance on the advice of legal counsel, accountants, any person presenting shares for deposit, any holder, or other believed to be competent to provide such advice;

—	the depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system or the insolvency of the custodian to the extent the custodian is not a branch or affiliate of JPMorgan Chase Bank, N.A.;

—	the depositary shall not be liable for the price received in connection with the sale of securities, the timing thereof, any error, delay in action, omission to act, default or negligence on the part of the parties retained in connection with any such sale;

—	the depositary shall not be liable for actions of the custodian, except under certain circumstances; and

—	may rely without any liability upon any written notice, request or other document believed by either of us to be genuine and to have been signed or presented by the proper parties.

Moreover, neither we nor the depositary nor any of our respective agents will be liable to any holder of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits). Pursuant to the terms of the deposit agreement, we and the depositary have agreed to indemnify each other under certain circumstances.

Fees paid by ADS holders

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

Persons holding, depositing or withdrawing shares must pay	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property, including stock dividends or splits, or issuances pursuant to a merger or exchange of securities Surrendering of ADSs for the purpose of withdrawal, or cancellation or reduction for any other reason
U.S.$0.02 (or less) per ADS U.S.$1.50 per ADR or ADRs	Cash distributions pursuant to the deposit agreement Transfer of shares on our share register
Other transfer or registration fees	Registration of shares on our share register to or from the name of the depositary or its agent following the deposit or the withdrawal of shares
U.S.$0.02 (or less) per ADS per year (or portion thereof)	Administration expenses (this fee may be deducted from one or more cash dividends at the sole discretion of the depositary)
Fees for distributions and sales of securities	Fee in an amount equal to the fee amount that would have been charged if securities had been deposited but were instead distributed or sold, and the net cash proceeds distributed to holders
Financial Transaction Tax—0.2%	French tax on the transfer of shares or ADSs, as discussed below in Taxation - Financial transaction tax on acquisitions of ordinary shares or ADSs
Other taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and payments from the depositary to us

JPMorgan Chase Bank, N.A., has also agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the depositary to our ADS holders.

In this context, and for the fiscal year ended December 31, 2013, the Company received 17.8 million US dollars from JPMorgan Chase Bank N.A.

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

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

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

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

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

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

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

Medicare contribution tax on unearned income

A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year (currently $7,500). A U.S. holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

  10

10

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

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

LISTING AND SHAREHOLDINGS

10.2 CAPITAL

10.2.7 CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71	(1)
Stock options exercised	1,803	3,606	(630.40)	(2)
Convertible securities issued by Lucent Technologies Inc.	17,254	34,508	138,722.16
Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47
Convertible securities issued by Lucent Technologies Inc.	4,768	9,536	45,383.44
Stock options exercised	219,587	439,174	-	(3)
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	100,375	200,750	(200,750.00)	(4)
Capital at 12/31/2010	2,318,385,548	4,636,771,096	15,411,661,988.91
Convertible securities issued by Lucent Technologies Inc.	20,632	41,264	165,881.28
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	100,000	200,000	991,200.00
Stock options exercised	6,109,985	12,219,970	2,601,551.30
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	767,163	1,534,326	(1,534,326.00)	(4)
Capital at 12/31/2011	2,325,383,328	4,650,766,656	15,413,886,295.49
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	1,180,498	2,360,996	(2,360,996.00)	(4)
Capital at 12/31/2012	2,326,563,826	4,653,127,652	15,411,525,299,49
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	2,870,871	5,734,987.20	(5,734,987.20)	(4)
Stock options exercised	7,890,275	394,513.75	15,684,927.04
Convertible securities issued by Lucent Technologies Inc.	2,475	123,75	24,725.25
OCEANE 2015 conversion	15,658,262	782,913.10	46,691,918.25
Capital reduction by reducing of nominal value from EUR 2 à EUR 0.05	-	(4,542,390,904.35)	4,542,390,904.35(	5)
Issuance of Alcatel Lucent shares resulting from the capital increase with preferential subscription rights	455,568,488	22,778,424.40	903,431,902.60
Capital at 12/31/2013	2,808,554,197	140,427,709.85	20,914,014,689.78

(1)	Including merger premium following restructuring.

(2)	Regularization following the exercise of options.

(3)	These shares were purchased at nominal share value, without share premium.

(4)	Debit corresponding to the issuance of Alcatel Lucent shares.

(5)	The amount of the capital decrease was allocated to the share premium account.

10.3    SHAREHOLDING

10.3.1 ADMINISTRATION OF OUR SECURITIES

Custodian

The shares are in registered or bearer form, at the shareholder’s choice, and are fully negotiable, except when otherwise provided by legal or regulatory provisions.

Our shares are traded on the European regulated market of NYSE Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on Euronext Paris since June 3, 1987.

Since 2010, we have entrusted BNP Paribas Securities Services with the provision of services relating to our securities and, notably, with the administration of our registered shares.

  10

10

LISTING AND SHAREHOLDINGS

10.3 SHAREHOLDING

Securities listed on the New York Stock Exchange

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The shares underlying the ADSs (see Section 10.2.6 “American Depositary Shares (ADS)”) are deposited with a custodian. The ADSs may be negotiated on the U.S. stock markets in the same way as shares issued by U.S. listed corporations.

Since January 10, 2013, JP Morgan Chase Bank N. A. has been the depositary of the ADSs. Each ADS represents one ordinary share.

10.3.2 SHAREHOLDERS’ AGREEMENTS – CONCERTED ACTION

At March 19, 2014, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our Company.

10.3.3 SHARE OWNERSHIP THRESHOLD

During 2013 and through March 19, 2014, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our by-laws (see Section 10.1.2 “Specific provisions of the by-laws and of law”):

Declaring company	Date of which the threshold was reached	Trend	% capital	% voting rights exercisable at shareholders’ meeting

Crédit Suisse	01/18/2013		4.08	NC

Och-Ziff Capital Management Group, Ltd	04/04/2013		2.36	NC

Och-Ziff Capital Management Group, Ltd	04/09/2013		1.93	NC

Caisse des Dépôts et Consignations	04/26/2013		3.94	4.22

Crédit Suisse	05/16/2013		2.15	NC

Crédit Suisse	06/13/2013		2.49	NC

The Capital Group Companies, Inc.	07/18/2013		5.09	4.99

The Capital Group Companies, Inc.	07/23/2013		5.29	5.19
UBS Investment Bank, Wealth Management and Corporate Centre	11/12/2013		1.98	1.94
UBS Investment Bank, Wealth Management and Corporate Centre	11/14/2013		2.37	2.33

The Capital Group Companies, Inc.	11/15/2013		10.03	9.83
UBS Investment Bank, Wealth Management and Corporate Centre	11/20/2013		1.83	1.8
UBS Investment Bank, Wealth Management and Corporate Centre	11/26/2013		2.91	2.86

Blackrock Inc.	11/26/2013		6.26	6.13

The Capital Group Companies, Inc.	12/09/2013		11.87	11.64
UBS Investment Bank, Wealth Management and Corporate Centre	12/10/2013		1.65	1.62

The Capital Group Companies, Inc.	12/16/2013		9.93	9.79

The Capital Group Companies, Inc.	01/22/2014		10.00	9.84

The Capital Group Companies, Inc.	02/14/2014		9.99	9.84

(1)	NC means « non communicated ».

Article L.233-9 I 4 of the French Commercial Code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

Pledges of Alcatel Lucent shares

At December 31, 2013, 4,631 Alcatel Lucent shares, held by a total of 16 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

LISTING AND SHAREHOLDINGS

10.3 SHAREHOLDING

Information on the share capital of any entity member of the Group which is under or is subject to an option or a conditional or unconditional agreement

In the context of the Senior Secured Credit Facilities we entered into in January 2013 (see Section 6.6 “Liquidity and capital resources,” above), of which one facility, the U.S. $ 1,750 million Senior Secured Credit Facility remains outstanding, Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and certain guarantors under the facilities granted the lenders a pledge over the equity interests they hold in most of their subsidiaries as security for the repayment of outstanding amounts under the facilities. Therefore, if an event of default were to occur under the U.S. $ 1,750 million Senior Secured Credit Facility, the lenders would have the option, among other things, of enforcing such pledges.

10.3.4 SHAREHOLDING AND CHANGE IN ITS STRUCTURE

Breakdown of capital and voting rights at December 31, 2013

Shareholders	Capital on the basis of outstanding shares at 12.31.2013			THEORETICAL voting rights on the basis of outstanding shares at 12.31.2013 (3)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 12.31.2013 (4)

	shares	% of capital	double voting rights	total number of votes	% of votes	total number of votes	% of votes

The Capital Group Companies, Inc. (1)	277,075,415	9.87%	-	277,075,415	9.71%	277,075,415	9.88%
Blackrock Inc. (1)	145,789,330	5.19%	-	145,789,330	5.11%	145,789,330	5.20%
Caisse des Dépôts et Consignations (1) (2)	91,830,871	3.27%	8,243,622	100,074,493	3.51%	100,074,493	3.57%
Crédit Suisse Group AG (1)	58,070,788	2.07%	-	58,070,788	2.03%	58,070,788	2.07%
Och-Ziff Capital Management Group, Ltd (1)	45,000,000	1.60%	-	45,000,000	1.58%	45,000,000	1.61%
UBS Investment Bank, Wealth Management and Corporate Centre (1)	38,530,675	1.37%	-	38,530,675	1.35%	38,530,675	1.37%
FCP 2AL (1)	35,608,766	1.27%	33,731,946	69,340,712	2.43%	69,340,712	2.47%
Other institutional investors in France (5) (7)	125,259,100	4.46%	-	125,259,100	4.39%	125,259,100	4.47%
Treasury stock held by Alcatel Lucent (6)	19,205,701	0.68%	-	19,205,701	0.67%	-	-
Treasury stock held by subsidiaries (6)	32,688,710	1.16%	-	32,688,710	1.15%	-	-
Public	1,939,494,841	69.06%	4,358,566	1,943,853,407	68.09%	1,943,853,407	69.35%
Total	2,808,554,197	100.00%	46,334,134	2,854,888,331	100.00%	2,802,993,920	100.00%

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by FSI.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.

(5)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source : Alcatel Lucent (TPI as of June 30, 2013 and IPREO shareholders report as of December 31, 2013).

At December 31, 2013, 32,301,745 shares were held by Florelec and 386,965 shares were held by Alcatel-Lucent USA Inc., as treasury stock.

At December 31, 2013, to our knowledge, two U.S. companies, The Capital Group Companies, Inc. and Blackrock Inc. had declared several times during fiscal year 2013, to have exceeded thresholds resulting in holding indirectly more than 5% of the capital and of the voting rights of our Company (see Section 10.3.3 “Share ownership threshold”).

Voting rights

The total number of voting rights, as published by Alcatel Lucent pursuant to Article L. 233-8-II of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 2,854,888,331 at December 31, 2013 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 10.1.2 “Specific provisions of the by-laws and of law.”

  10

10

LISTING AND SHAREHOLDINGS

10.3 SHAREHOLDING

Information on voting rights, which is considered regulated information under the General Regulation of the AMF, may be viewed at the following address: www.alcatel-lucent.com, heading “Investors”, then “Regulated Information”.

At December 31, 2013, shareholders benefiting from double voting rights had a total of 46,334,134 votes, representing 1.65% of the voting rights.

Breakdown of capital and voting rights over the past 3 years

At December 31	2013
Shareholders	Number of shares	% of capital	Theoretical voting rights(3)	% of theoretical voting rights	Voting rights exercisable at shareholders’ meeting(4)	% of voting rights exercisable at shareholders’ meeting
The Capital Group Companies, Inc. (1)	277,075,415	9.87	277,075,415	9.71	277,075,415	9.88
Blackrock Inc. (1)	145,789,330	5.19	145,789,330	5.11	145,789,330	5.20
Caisse des Dépôts et Consignations (1) (2)	91,830,871	3.27	100,074,493	3.51	100,074,493	3.57
Crédit Suisse Group AG (1)	58,070,788	2.07	58,070,788	2.03	58,070,788	2.07
Och-Ziff Capital Management Group, Ltd (1)	45,000,000	1.60	45,000,000	1.58	45,000,000	1.61
UBS Investment Bank, Wealth Management and Corporate Centre (1)	38,530,675	1.37	38,530,675	1.35	38,530,675	1.37
FCP 2AL (1)	35,608,766	1.27	69,340,712	2.43	69,340,712	2.47
Other institutional investors in France (5) (7)	125,259,100	4.46	125,259,100	4.39	125,259,100	4.47
Treasury stock held by Alcatel Lucent (6)	19,205,701	0.68	19,205,701	0.67	-	-
Treasury stock held by subsidiaries (6)	32,688,710	1.16	32,688,710	1.15	-	-
Public	1,939,494,841	69.06	1,943,853,407	68.09	1,943,853,407	69.35
Total	2,808,554,197	100.00	2,854,888,331	100.00	2,802,993,920	100.00

(1)	Source: Shareholders’ declaration.
(2)	Including the shares held by FSI.
(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.
(5)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.
(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.
(7)	Source : Alcatel Lucent (2013: TPI as of June 30, 2013 and IPREO shareholders report as of December 31, 2013; 2012: TPI as of June 30, 2012 and IPREO shareholders report as of December 31, 2012; 2011: TPI as of June 30, 2011 and IPREO shareholders report as of December 31, 2011).

LISTING AND SHAREHOLDINGS

10.3 SHAREHOLDING

2012						2011
Number of shares	% of capital	Theoretical voting rights(3)	% of theoretical voting rights	Voting rights exercisable at shareholders’ meeting(4)	% of voting rights exercisable at shareholders’ meeting	Number of shares	% of capital	Theoretical voting rights(3)	% of theoretical voting rights	Voting rights exercisable at shareholders’ meeting(4)	% of voting rights exercisable at shareholders’ meeting
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
83,857,900	3.60	84,128,600	3.56	84,128,600	3.65	83,857,900	3.61	84,128,600	3.56	84,128,600	3.65
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
35,730,414	1.54	68,309,457	2.89	68,309,457	2.96	34,381,763	1.48	66,961,411	2.83	66,961,411	2.90
41,146,200	1.77	41,146,200	1.74	41,146,200	1.78	24,869,100	1.07	24,869,100	1.05	24,869,100	1.08
25,336,243	1.09	25,336,243	1.07	-	-	25,343,255	1.09	25,343,255	1.07	-	-
32,851,823	1.41	32,851,823	1.39	-	-	32,884,533	1.41	32,884,533	1.39	-	-
2,107,641,246	90.59	2,113,171,753	89.35	2,113,171,753	91.61	2,124,046,777	91.34	2,129,457,019	90.09	2,129,457,019	92.37
2,326,563,826	100.00	2,364,944,076	100.00	2,306,756,010	100.00	2,325,383,328	100.00	2,363,643,918	100.00	2,305,416,130	100.00

Employees and management’s shareholding

FCP 2AL. The employee shareholdings are managed collectively through the FCP 2AL Mutual Fund (in French Fonds Commun de Placements - Actionnariat Alcatel-Lucent).

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

At December 31, 2013, FCP 2AL unit holders held a total of 35,608,766 shares, representing 1.27% of the capital, of which 33,741,946 shares gave the shareholders double voting rights.

The FCP 2AL’s percentage shareholding decreased from 1.50% at December 31, 2010 to 1.27% at December 31, 2013.

The voting rights at Alcatel Lucent Shareholders’ Meetings are exercised by the FCP 2AL Mutual Fund’s Supervisory Board.

Board of Directors and Management Committee. At March 19, 2014, the members of the Board of Directors and of the Management Committee together held 6,552,536 Alcatel Lucent shares (including ADSs) and 1,417 interests in FCP 2AL, that is, 0.233% of Alcatel Lucent capital and voting rights (see Section 7.1.2 “Principles of organization of our Company’s management”, subsection 7.1.2.2 “Attendance fees”).

03/19/2014	Alcatel Lucent ordinary shares	ADS	FCP 2AL(3)	Total	% of capital
Board of Directors (1) (2)	3,796,649	2,600,003	0	6,396,652	0.228
Management Committee (4)	155,884	0	1,417	157,301	0.005
Total	3,952,533	2,600,003	1,417	6,553,953	0.233

(1)	Not including the two Board observers.

(2)	Securities held directly or indirectly by the Directors.

(3)	Interests in the Alcatel-Lucent FCP 2AL Mutual Fund.

(4)	Formerly called « Executive Committee » and composed of 6 members as of December 31, 2013.

  10

10

LISTING AND SHAREHOLDINGS

10.3 SHAREHOLDING

Directors’ transactions

During fiscal year 2013 and early 2014, the Directors effected transactions in Alcatel Lucent shares, in particular pursuant to their investment obligation related to the grant of their additional Directors’ fees (see Section 7.1.2 “Principles of organization of our Company’s management”, Subsection 7.1.2.2 “Attendance fees”).

The purchases of shares by the Directors are made outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to our Directors and Management Committee members, and to any person with similar functions, as well as to any person who has access on a regular or occasional basis to inside information.

Starting as of the second quarter of 2013, the management of our Company decided to reduce the duration of the blackout periods from 45 days to 30 days. The blackout periods start 30 calendar days before the release date of the annual, bi-annual and quarterly accounts and end at the beginning of the second working day following the release date. However, in exceptional circumstances, trading in Alcatel Lucent shares may occur during the blackout periods, subject to the prior written agreement of the General Counsel of the Company.

Summary of transactions carried out by some of the Directors during fiscal year 2013 and up to March 19, 2014, reported in application of article 223-26 of the General Regulation of the AMF:

Directors	Type of transaction		Date of transaction		Number of shares		Unit price	Total amount
Mr. Camus	Sale of PSR	(5)(6)	11/25/2013		100,000		€0.1545	€15,450
	Acquisition		11/25/2013		150,000		€2.881	€432,150
	Sale of PSR	(5)(6)	11/26/2013		670,000		€0.16	€107,200
Mr. Bernard	Acquisition		02/25/2013	(1)	11,228		€1.10	€12,350.80
	Subscription	(6)	11/27/2013		27,544	(3)	€2.10	€57,842.40
	Acquisition		12/16/2013	(1)	3,845		€3.279	€12,607.76
Ms. Cico	Acquisition		02/25/2013	(1)	11,228		€1.10	€12,350.80
	Acquisition		12/16/2013	(1)	3,845		€3.279	€12,607.75
Mr. Eizenstat	Acquisition		02/25/2013	(1)	11,234		€1.10	€12,357.40
	Acquisition		12/16/2013	(1)	3,848		€3.279	€12,617.59
Ms. Goodman	Acquisition		12/16/2013	(1)	3,848		€3.279	€12,617.59
Mr. Hughes	Acquisition		02/25/2013	(1)	11,234		€1.10	€12,357.40
	Acquisition		12/16/2013	(1)	3,848		€3.279	€12,617.59
Lady Jay	Acquisition		02/25/2013	(1)	11,228		€1.10	€12,350.80
	Acquisition		12/16/2013	(1)	3,845		€3.279	€12,607.76
Mr. Monty	Acquisition		02/25/2013	(1)	11,234		€1.10	€12,357.40
	Acquisition	(2)(4)	11/19/2013		600,000		$3.911	$2,352,786
	Acquisition	(2)(4)	11/20/2013		2,000,000		$3.936	$7,892,597
	Subscription	(4)(6)	11/21/2013		399,997		€2.10	€839,993.70
	Acquisition	(2)(4)	12/13/2013		3		$4.53	$13.59
	Acquisition		12/16/2013	(1)	3,848		€3.279	€12,617.59
Mr. Piou	Acquisition		02/25/2013	(1)	11,228		€1.10	€12,350.80
	Subscription	(6)	11/29/2013		9,760		€2.10	€20,496
	Acquisition		12/16/2013	(1)	3,845		€3.279	€12,607.76
Mr. Spinetta	Acquisition		02/25/2013	(1)	11,228		€1.10	€12,350.80
	Subscription	(6)	11/29/2013		96		€2.10	€201.60
	Acquisition		12/16/2013	(1)	3,845		€3.279	€12,607.75

(1)	Acquired with the portion of the Directors’ fees subject to the requirement to purchase and hold shares. The investment in shares of the additional portion of Directors’ fees received for fiscal year 2012 was done in February 2013, at the end of the blackout period surrounding the publication of the 2012 annual results. The investment in shares of the additional portion of Directors’ fees received for fiscal year 2013 was effected in December 2013, before the start of the blackout period surrounding the publication of the 2013 annual results.

(2)	In the form of ADS.

(3)	Of which 27,440 shares via SCI Tilia.

(4)	Via Libermont Inc.

(5)	PSR: Preferential subscription rights.

(6)	Transaction carried out in the context of the capital increase resulting from the rights offering announced on November 4, 2013.

LISTING AND SHAREHOLDINGS

10.4 STOCK EXCHANGE INFORMATION

10.4   STOCK EXCHANGE INFORMATION

10.4.1 LISTING

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

Alcatel Lucent: FR0000130007.

Mnemo: ALU.

Index

Since December 23, our shares are once again included in the CAC 40 instead of the CAC Next 20 on which they were included since December 24, 2012.

10.4.2 CHANGES IN PRICE PER SHARE AND VOLUMES

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in euros) Price per share	High	Low
2009	3.34	0.91
2010	2.67	1.87
2011	4.43	1.11
2012	1.95	0.72
First Quarter	1.95	1.23
Second Quarter	1.76	1.12
Third Quarter	1.33	0.82
Fourth Quarter	1.06	0.72
2013	3.36	0.96
First Quarter	1.26	0.97
Second Quarter	1.42	0.96
Third Quarter	2.55	1.29
Fourth Quarter	3.36	2.24
October	2.74	2.24
November	3.12	2.71
December	3.36	3.11
2014
January	3.40	2.86
February	3.30	2.90
March (as of March 20, 2014)	3.13	2.80

  10

10

LISTING AND SHAREHOLDINGS

10.4 STOCK EXCHANGE INFORMATION

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low
2009	4.91	1.13
2010	3.78	2.36
2011	6.54	1.39
2012	2.60	0.94
First Quarter	2.60	1.56
Second Quarter	2.32	1.42
Third Quarter	1.65	1.01
Fourth Quarter	1.45	0.94
2013	4.57	1.28
First Quarter	1.75	1.30
Second Quarter	1.94	1.28
Third Quarter	3.65	1.76
Fourth Quarter	4.57	3.22
October	3.99	3.22
November	4.31	3.80
December	4.57	4.25
2014
January	4.61	3.81
February	4.48	3.81
March (as of March 20, 2014)	4.25	3.84
10.4.3 SHAREHOLDER PROFILE

Breakdown of the capital by type of shareholder at December 31, 2013

LISTING AND SHAREHOLDINGS

10.4 STOCK EXCHANGE INFORMATION

Breakdown of the capital by location of record owner at December 31, 2013

Source:	IPREO

Number of shares at December 31, 2013: 2,808,554,197

10.4.4 DIVIDENDS AND PERFORMANCE

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

At its meeting of February 5, 2014 our Board of Directors has recommended not to pay a dividend for fiscal year 2013.

10.5    SHAREHOLDERS’ MEETINGS

10.5.1 HISTORY OF MAIN DECISIONS TAKEN AT SHAREHOLDERS’ MEETINGS DURING THE LAST 3 YEARS

2013 Shareholders’ Meetings.

At the Shareholders’ Meeting of May 7, 2013, the shareholders decided to appoint Mr. Michel Combes as Director for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2015.

At the Shareholders’ Meeting of May 7, 2013, the shareholders renewed the term of office as Directors of Mr. Philippe Camus, Ms. Carla Cico and Mr. Jean C. Monty, for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the financial statements for the fiscal year ending December 31, 2015.

At the Shareholders’ Meeting of May 29, 2013, the shareholders decided to authorize the Board of Directors to reduce the Company’s capital by decreasing the nominal value of our shares. The nominal value of the shares was therefore reduced from EUR 2 to EUR 0.05.

2012 Shareholders’ Meeting

At the Shareholders’ Meeting of June 8, 2012, the shareholders renewed as Directors, Messrs. Stuart Eizenstat, Louis Hughes and Olivier Piou for a period of three years, and Lady Sylvia Jay and Mr. Jean-Cyril Spinetta for a period of two years, in order to comply with the AFEP-MEDEF Code with respect to the staggering of the Directors’ terms of office.

At this Shareholders’ Meeting, the shareholders also appointed Mr. Bertrand Lapraye as board observer for a period of 3 years and renewed the terms of the Statutory Auditors and Alternate Auditors, for a period of six fiscal years.

At the Shareholders’ Meeting of June 8, 2012, the shareholders also renewed for a period of 26 months, that is, until November, 2014, all of the financial authorizations to the Board of Directors regarding the Company’s financial management, in particular by authorizing it to increase the capital, in accordance with various terms and conditions and for various reasons.

  10

10

LISTING AND SHAREHOLDINGS

10.5 SHAREHOLDERS’ MEETINGS

2011 Shareholders’ Meeting

At the Shareholders’ Meeting of May 27, 2011, the shareholders renewed the term of office as Directors of Messrs. Daniel Bernard and Frank Blount for a period of three years, in compliance with the by-laws.

10.5.2 MAIN RESOLUTIONS TO BE PRESENTED AT THE 2014 SHAREHOLDERS’ MEETING

On February 5, 2014, the Board of Directors approved the agenda for the next Shareholders’ Meeting, which will take place on Wednesday, May 28, 2014.

The notice of the meeting was published in the Bulletin des Annonces Légales Obligatoires on February 24, 2014. The text of the resolutions, as well as the Board’s report on the resolutions, is available on the Company’s website, www.alcatel-lucent.com, under the section Investors & Shareholders, then Annual General Meetings.

All of the documentation relating to the 2014 Shareholders’ Meeting which must be made available to the shareholders will also be put online on the Company’s website www.alcatel-lucent.fr.

Members of the Board of Directors

In addition to approving our Company’s financial statements and our consolidated financial statements, the shareholders will notably be asked, during the Shareholders’ Meeting of May 28, 2014, to decide on the renewal of the terms of office of Ms. Kim Crawford Goodman and Mr. Jean-Cyril Spinetta, both independent Directors, for a period of three years.

At the Shareholders’ Meeting, the shareholders will also be asked to approve the appointment of two new Directors, Ms. Véronique Morali and Mr. Francesco Caio for a period of three years, that is, until the 2017 Shareholders’ Meeting.

Say on Pay

At the next Shareholders’ Meeting, the shareholders will be asked, pursuant to the recommendation of the AFEP-MEDEF Code, to give an advisory opinion on the elements of the compensation due or granted during fiscal year 2013, to the Executive Directors (see Section 8.2.1 “Compensation policy for the Executive Directors and Officers”). The elements of the compensation of Mr. Phillipe Camus, Chairman of the Board of Directors and Mr. Michel Combes, CEO, will be thus subject to the advisory opinion of the shareholders.

Authorizations related to the capital

Financial authorizations

The delegations of authority given to the Board of Directors by the shareholders are about to expire. The shareholders will be asked to renew these authorizations, in order to give the Board of Directors the highest flexibility in the choice of possible issuance of securities and to adapt, in due course, the nature of the financial instruments to be issued, depending on the state and on the possibilities of the French or international financial markets, in order to react quickly to the changes in the current market.

Specific authorizations for the benefit of the employees and Executive Directors

The delegations of authority given to the Board of Directors having expired, the shareholders will also be asked to grant the Board of Directors new authorizations in order to continue the long-term compensation policy of the Company for the benefit of the employees and Executive Directors, consisting mainly in the grant of performance shares and stock options.

LISTING AND SHAREHOLDINGS

10.5 SHAREHOLDERS’ MEETINGS

Summary of authorizations to be proposed at the 2014 Shareholders’ Meeting

The table below shows the financial authorizations and specific authorizations for the benefit of the Company’s employees and Executive Directors, the renewal of which will be proposed at the Shareholders’ Meeting on May 28, 2014 and the use of the previous authorizations during their validity period:

PROPOSED RESOLUTIONS 2014			PREVIOUS RESOLUTIONS

	Nature	Caracteristics	% Capital	% Capital	Utilization

	AUTHORIZATIONS - VALIDITY: 18 MONTHS

	Share repurchase (Resolution 11)	_	10%	10%	None

	Share cancellation (Resolution 12)	_	10%	10%	None

	ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS

	Capital increase WITH PSR (Resolution 13)	Global ceiling EUR 46.5 million (930 million shares); Maximum nominal amount of debt securities: EUR 5 billion	33%	20%	20%
Capital increase WITHOUT PSR (Resolution 14)	Public offer WITH priority right	Global ceiling EUR 28.25 million (565 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%; Priority right at least 5 days	20%*	N/A	N/A
	Public offer WITHOUT priority right	Global ceiling: EUR 14.1 million (282 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%	10%	15%	None
Capital increase WITHOUT PSR (Resolution 15)	Through private placement Article L. 411-2 II of the French Monetary and Financial Code	Maximum discount of 5%	10%	15%	15%
	Greenshoe (Resolution 16)	15% of initial issue	10%	15% of the initial issue	15% of the initial issue
	Contributions in kind (Resolution 17)	–	10%	10%	None
	Capital increase by capitalization of reserves, profits, premiums (Resolution 18)	EUR 5 billion	_	_	None
	Determination of price under public offer and private placement (Resolution 19)	Flexibility of the reference period; Maximum discount of 5%	10%	N/A	N/A

ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS -VALIDITY: 38 and 26 MONTHS

	Performance shares (Resolution 20)	Executive Directors: limit of 6% of the grants (that is, less than 0.12% of share capital); Validity of 38 months	2%	1%	1.00%

	Stock-options (Resolution 21)	Executive Directors: limit of 6% of the grants (that is, less than 0.12% of share capital); without discount; Validity of 38 months	2%	3%	2.06%

	Capital increase reserved to employees (Resolution 22)	Maximum discount of 5%; Validity of 26 months	2%	3%	None

NB: Share capital at December 31, 2013: EUR 140.4 million, that is, 2,808.5 million shares with a nominal value of EUR 0.05.

* To be counted towards the ceiling of 33% of the capital mentioned in Resolution 13 related to the capital increase with PSR.

The maximum ceiling of the authorizations for the issuances of securities WITHOUT preferential subscription right and WITHOUT priority right (resolution 14, 15, 16 and 17) amounts to 10% of the capital and count towards the global ceiling of 33% of the capital mentioned in resolution 13 related to the issuance of securities WITH preferential subscription right.

  10

10

LISTING AND SHAREHOLDINGS

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1 CONTROLS AND PROCEDURES

11    CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We performed an evaluation of the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures are effective at the reasonable assurance level described in the following sentence. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel Lucent to disclose material information otherwise required to be set forth in our reports, although our management has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures provide reasonable assurance of achieving these objectives.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting for Alcatel Lucent. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.1.1 “Report of independent registered public accounting firms” of this annual report.

  11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1 CONTROLS AND PROCEDURES

11.1.1    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Alcatel-Lucent (and subsidiaries)

We have audited Alcatel-Lucent and subsidiaries’ (“the Group”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Alcatel-Lucent’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Group as of December 31, 2013, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 21, 2014 expressed an unqualified opinion thereon and included an explanatory paragraph on the Group’s adoption for the first time of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” from January 1, 2013.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by Jean-François Ginies

Neuilly-sur-Seine and Paris-La Défense, March 21, 2014

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1 CONTROLS AND PROCEDURES

11.1.2    STATUTORY AUDITORS

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

Change in Statutory Auditors

Not applicable.

11.1.3    STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2012 and in 2013:

	Deloitte & Associés (Deloitte Touche Tohmastu network)				Ernst & Young (Ernst & Young network)
(in thousands of euros, except percentages)	2012		2013		2012		2013
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,519	91%	7,270	63%	7,143	86%	7,121	72%
Issuer	2,320	28%	2,365	20%	2,320	28%	2,445	25%
Consolidated entities	5,199	63%	4,905	42%	4,823	58%	4,676	48%
Audit-related fees	604	7%	3,874	33%	935	11%	2,447	25%
Issuer	304	4%	578	5%	768	9%	2,123	22%
Consolidated entities	301	4%	3,296	28%	167	2%	324	3%
SUB-TOTAL	8,123	99%	11,144	96%	8,078	98%	9,568	97%
2. Other services (not audit-related)
Tax services	62	1%	101	1%	40	0%	64	1%
Other services	56	1%	325	3%	149	2%	212	2%
SUB-TOTAL	118	1%	426	4%	189	2%	276	3%
TOTAL	8,242	100%	11,570	100%	8,267	100%	9,844	100%

The table above provides the fees of Alcatel Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2012 and 2013.

  11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1 CONTROLS AND PROCEDURES

In accordance with U.S. regulatory requirements around external auditors’ independence, the Audit and Finance Committee has a policy regarding pre- approval of audit and permissible non-audit services provided by our independent auditors. Our independent auditors may only be engaged to provide such services after having received confirmation that these services are included in the list of pre-approved services by the Audit and Finance Committee. Non-prohibited services which are however not included in the pre-approved services must be specifically approved by the Audit and Finance Committee.

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

NOTE 4    TAX SERVICES

Tax services include tax compliance, tax advice and tax planning. They can include general expatriate services. Such services are generally non-recurrent.

NOTE 5    OTHER SERVICES

Other services are all services provided by our independent auditors and which do not fall under one of the above specific categories. Such services are mostly specific and non-recurrent.

11.2    DOCUMENTS ON DISPLAY

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

The articles of association of Alcatel Lucent as well as reports from the Board of Directors to the General Shareholder’s Meeting, auditors reports, historical financial statements of the company for the last three fiscal years and any other document sent to or required by law to be made available to shareholders, may be reviewed at the company’s registered head office at 3 avenue Octave Gréard 75007 Paris and from

May 19, 2014 at 148/152 Route de la Reine 92100 Boulogne Billancourt.

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2013 reference document filed with the AMF, which includes:

—	the annual financial report (which is the “Operating and financial review and prospects” included in Chapter 6 of this document);

—	the Statutory Auditors’ reports on the parent company and consolidated accounts;

—	the special report of the Statutory Auditors concerning regulated agreements and commitments;

—	the report from the Chairman of the Board of Directors on the corporate governance and on internal control and risk management required under French law;

—	the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors, and

—	information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.1.3 “Statutory Auditors’ Fees” of this document).

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.3 AUDIT COMMITTEE FINANCIAL EXPERT

11.3    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jean C. Monty is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the

Securities and Exchange Commission and The New York Stock Exchange.

11.4    CODE OF ETHICS

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Corporate Controller. On May 24, 2012, we made some non-substantive changes to the Code of Ethics to reflect changes made to some of the terms used in relevant legislation or documents referred to in this Code of Ethics since the initial adoption by our Board of Directors in 2004 (see Section 7.4, “Alcatel Lucent Code of Conduct”). A copy of our Code of Ethics for Senior Financial Officers has been posted on our website, www.alcatel-lucent.com. This Code of Ethics is in addition to our Alcatel Lucent Code of Conduct, which also applies to our senior financial officers.

11.5    FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2013, 2012 and 2011 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

  11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.6 EXHIBITS

11.6    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated February 10, 2014.
2.1	Form of Second Amended and Restated Deposit Agreement, among Alcatel-Lucent, JPMorgan Chase Bank N.A., as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a) to Alcatel-Lucent’s Registration Statement on Form F-6 filed January 4, 2013). (File No. 333-185880).
4.1	Credit and Guaranty Agreement, dated January 30, 2013, by and among Alcatel-Lucent USA Inc., as borrower, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Alcatel Lucent as parent and a guarantor, and Credit Suisse AG; Goldman Sachs Bank USA; Citicorp North America, Inc.; and Deutche Bank Trust Company Americas (incorporated by reference to Exhibit 4.5 to Alcatel-Lucent’s Form 20-F for the year ended December 31, 2012, filed March 12, 2013). (Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.)
4.2	First Amendment to Credit and Guaranty Agreement, dated as of April 11, 2013, by and between Alcatel-Lucent USA Inc. and Credit Suisse AG, as administrative agent for the lenders, and acknowledged and agreed to by Alcatel-Lucent Holdings Inc. and Credit Suisse AG, as collateral agent for the secured parties (incorporated by reference to Exhibit 99.2 to Alcatel-Lucent’s Form 6-K filed September 30, 2013).
4.3	Second Amendment to Credit and Guaranty Agreement, dated as of August 16, 2013, by and among Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc., Alcatel Lucent, the subsidiary guarantors party thereto, the lenders party thereto, Credit Suisse AG, as administrative agent for the lenders, with Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 99.1 to Alcatel-Lucent’s Form 6-K filed September 30, 2013). (Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.)
4.4	Third Amendment to Credit and Guaranty Agreement, dated as of February 18, 2014, by and among Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc., Alcatel Lucent, the subsidiary guarantors party thereto, the existing lenders and the joining new lenders party thereto, and Credit Suisse AG, as administrative agent for the lenders and as collateral agent for the secured parties, with Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 99.1 to Alcatel-Lucent’s Form 6-K filed March 10, 2014).
8.	List of subsidiaries (see Note 38 to our consolidated financial statements included elsewhere herein).
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Consent of Independent Registered Public Accounting Firm—Deloitte & Associés.
15.2	Consent of Independent Registered Public Accounting Firm—Ernst & Young et Autres.
15.3	Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies Inc. in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

Alcatel-Lucent and its consolidated subsidiaries are party to several long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of Item 19 to Form 20-F, Alcatel-Lucent agrees to furnish a copy of such instruments to the SEC upon request.

11.7    CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2013 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.5
C. Organizational structure	Section 4.3 Structure of the main consolidated companies as of December 31, 2013

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.7 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the Company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5
B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources
C. Research and development, patents and licenses, etc.	Section 6.11 Research and development – expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4
D. Trend information	Section 6.1 Overview of 2013 and Section 6.8 Strategy and outlook through 2015
E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	Subsection “Contractual obligations” of Section 6.7 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Chairman’s corporate governance report
B. Compensation	Section 7.1 Chairman’s corporate governance report, Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
C. Board practices	Section 7.1 Chairman’s corporate governance report, Section 7.3 Alcatel Lucent Code of Conduct and Section 11.4 Code of ethics
1. Date of expiration of the current term of office and the period during which the person has served it that office	Section 7.1.1 Management bodies of the Company
2. Directors’ service contracts with the Company or any of its subsidiaries	Chapter 8 Compensation and long-term incentives and Section 7.2 Regulated agreements
3. Company’s audit committee and remuneration committee	Section 7.1.3 Powers and activity of the Board of Directors’ Committees
D. Employees	Section 9.2 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)
1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their
voting rights; options granted to these persons on the
Company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any,
expiration date of the options)	Section 7.1.1 Management bodies of the Company, Chapter 8 Compensation and long-term incentives and headings “Employees’ and management’s shareholding” of Subsection 10.3.4
2. Any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company	Chapter 8 Compensation and long-term incentives
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Subsection 10.4.3 Shareholder profile, Subsection 10.3.4 Shareholding and change in its structure and Section 10.3.3 Share ownership threshold
B. Related party transactions	Section 7.2 Regulated agreements
C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Consolidated financial statements of Alcatel-Lucent and its subsidiaries at December 31, 2013, Section 6.10 Legal matters and Subsection 10.4.4 Dividends and performance
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Subsection 10.4.1 Listing and Subsection 10.4.2 Changes in price per share and volumes
B. Plan of distribution	N/A
C. Markets	Subsection 10.4.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 10 Listing and shareholdings and Chapter 8 Compensation and long-term incentives

  11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.7 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

B. Memorandum and articles of association	Section 7.1.3 Powers and activity of the Board of Directors, Section 10.1.1 Legal information, Section 10.1.2 Specific provisions of the by-laws and of law, headings “Ownership of shares by non-French persons” of Subsection 10.2.6 American Depositary Shares and Section 10.5 Shareholders’ meetings
C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Headings “Exchange Controls” of Subsection 10.2.6 American Depositary Shares
E. Taxation	Headings “Taxation” of Subsection 10.2.6 American Depositary Shares
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 11.2 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risks
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection 10.2.6 American Depositary Shares
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Chapter 11 Controls and procedures, Statutory auditors’ fees and other matters
(a) Disclosure controls and procedures	Subsection “Disclosure controls and procedures” of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.1.1 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and procedures
Item 16: Reserved	(Reserved)
Item 16A: Audit Committee Financial Expert	Section 11.3 Audit committee financial expert
Item 16B: Code of Ethics	Section 11.4 Code of ethics
Item 16C: Principal Accountant Fees and Services	Section 11.1.2 Statutory auditors Section 11.1.3 Statutory auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Subsection 10.2.2 Purchase of Alcatel Lucent shares by the Company
Item 16F: Change in Registrant’s Certifying Accountant	Section 11.1.2 Statutory auditors
Item 16G: Corporate Governance	Section 7.4 Major differences between our corporate governance practices and NYSE requirements
Item 16H: Mine Safety Disclosure	N/A
Item 17: Financial Statements	See Section 11.5 Financial statements
Item 18: Financial Statements	See Section 11.5 Financial statements
Item 19: Exhibits	Section 11.6 Exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT
By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer

April 1, 2014

CONSOLIDATED FINANCIAL STATEMENTS

12    ALCATEL-LUCENT CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2013

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Alcatel-Lucent (and subsidiaries)

We have audited the accompanying consolidated statements of financial position of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As discussed in Note 4 a) to the consolidated financial statements, the Group applied for the first time IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” from January 1, 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2014 expressed an unqualified opinion thereon.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by
Jean-François Ginies

Neuilly-sur-Seine and Paris-La Défense, March 21, 2014

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)	Notes	2013 (1)		2013	2012 (2)(3)	2011 (2)(3)
Revenues	(5) & (6)	U.S.$	19,891	€14,436	€14,449	€15,332
Cost of sales (4)			(13,493)	(9,793)	(10,108)	(9,977)
Gross profit			6,398	4,643	4,341	5 355
Administrative and selling expenses (4)			(2,846)	(2,065)	(2,390)	(2,641)
Research and development expenses before capitalization of development expenses			(3,224)	(2,340)	(2,432)	(2,472)
Impact of capitalization of development expenses			(47)	(34)	(12)	5
Research and development costs (4)			(3,271)	(2,374)	(2,444)	(2 467)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)		281	204	(493)	247
Restructuring costs (4)	(29)		(742)	(538)	(489)	(203)
Litigations			(3)	(2)	2	4
Gain/(loss) on disposal of consolidated entities			3	2	11	(2)
Impairment of assets	(7)		(755)	(548)	(894)	-
Post-retirement benefit plan amendments	(26)		189	137	204	67
Income (loss) from operating activities			(1,027)	(745)	(1,659)	113
Interest related to gross financial debt			(637)	(462)	(356)	(352)
Interest related to cash and marketable securities			98	71	78	59
Finance cost	(8)		(539)	(391)	(278)	(293)
Other financial income (loss)	(8)		(441)	(320)	(397)	(160)
Share in net income (losses) of equity affiliates			10	7	5	7
Income (loss) before income tax and discontinued operations			(1,997)	(1,449)	(2,329)	(333)
Income tax (expense) benefit	(9)		236	171	(425)	628
Income (loss) from continuing operations			(1,761)	(1,278)	(2,754)	295
Income (loss) from discontinued operations	(10)		(22)	(16)	666	414
Net Income (Loss)			(1,783)	(1,294)	(2,088)	709
Attributable to:
• Equity owners of the parent			(1,797)	(1,304)	(2,011)	660
• Non-controlling interests			14	10	(77)	49
Net income (loss) attributable to the equity owners of the parent per share
• Basic earnings (loss) per share	(11)		(0.74)	(0.54)	(0.84)	0.28
• Diluted earnings (loss) per share	(11)		(0.74)	(0.54)	(0.84)	0.26
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share
• Basic earnings (loss) per share			(0.73)	(0.53)	(1.12)	0.10
• Diluted earnings (loss) per share			(0.73)	(0.53)	(1.12)	0.10
Net income (loss) of discontinued operations per share
• Basic earnings (loss) per share			(0.01)	(0.01)	0.28	0.17
• Diluted earnings (loss) per share			(0.01)	(0.01)	0.28	0.17

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. $1.3779 on December 31, 2013.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(3)	As a result of the 2013 capital increase made by Alcatel-Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(4)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 24c.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Notes	2013 (1)	2013	2012 (2)	2011 (2)
Net income (loss) for the year		U.S.$(1,783)	€(1,294)	€(2,088)	€709
Items to be subsequently reclassified to Income Statement		(305)	(221)	(4)	265
Financial assets available for sale	(17)	15	11	16	(11)
Cumulative translation adjustments		(320)	(232)	(34)	283
Cash flow hedging	(30b/iii)		-	14	(7)
Tax on items recognized directly in equity	(9)		-	-	-
Items that will not be subsequently reclassified to Income Statement		1,945	1,411	71	(598)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(26c)	2,297	1,667	172	(614)
Tax on items recognized directly in equity	(9)	(352)	(256)	(101)	16
Total other comprehensive income (loss) for the year		1,640	1,190	67	(333)
Total comprehensive income (loss) for the year		(143)	(104)	(2,021)	376
Attributable to:
• Equity owners of the parent		(136)	(99)	(1,933)	277
• Non-controlling interests		(7)	(5)	(88)	99

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. $1.3779 on December 31, 2013.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	December 31, 2013 (1)	December 31, 2013	December 31, 2012 (2)	December 31, 2011 (2)	January 1, 2011 (2)(3)
Non-current assets:
Goodwill	(12)	U.S.$ 4,349	€3,156	€3,820	€4,389	€4,370
Intangible assets, net	(13)	1,379	1,001	1,175	1,774	2,056
Goodwill and intangible assets, net		5,728	4,157	4,995	6,163	6,426
Property, plant and equipment, net	(14)	1,481	1,075	1,133	1,232	1,278
Investment in net assets of equity affiliates	(16)	48	35	29	21	15
Other non-current financial assets, net	(17)	444	322	341	541	425
Deferred tax assets	(9)	1,378	1,000	985	1,953	948
Prepaid pension costs	(26)	4,340	3,150	2,797	2,765	2,746
Other non-current assets	(22)	569	413	428	296	257
Total non-current assets		13,988	10,152	10,708	12,971	12,095
Current assets:
Inventories and work in progress, net	(19) & (20)	2,666	1,935	1,940	1,975	2,295
Trade receivables and other receivables, net	(19) & (21)	3,420	2,482	2,860	3,407	3,664
Advances and progress payments	(19)	63	46	53	64	74
Other current assets	(22)	1,035	751	726	976	883
Current income taxes		45	33	118	129	168
Marketable securities, net	(17) & (27)	3,113	2,259	1,528	939	649
Cash and cash equivalents	(18) & (27)	5,644	4,096	3,401	3,533	5,039
CURRENT ASSETS BEFORE ASSETS Held for sale		15,986	11,602	10,626	11,023	12,772
Assets held for sale and assets included in disposal groups held for sale	(10)	196	142	20	202	3
Total current assets		16,182	11,744	10,646	11,225	12,775
Total assets		30,170	21,896	21,354	24,196	24,870

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

(In millions) EQUITY AND LIABILITIES	Notes	December 31, 2013 (1)	December 31, 2013	December 31, 2012 (2)	December 31, 2011 (2)	January 1, 2011 (2)(3)
Equity:
Capital stock (€0.05 nominal value: 2,808,554,197 ordinary shares issued at December 31, 2013, €2 nominal value: 2,326,563,826 ordinary shares issued at December 31, 2012 and 2,325,383,328 ordinary shares issued at December 31, 2011)		U.S.$ 193	€140	€4,653	€4,651	€4,637
Additional paid-in capital		28,736	20,855	16,593	16,658	16,663
Less treasury stock at cost		(1,968)	(1,428)	(1,567)	(1,567)	(1,566)
Accumulated deficit, fair value and other reserves		(20,039)	(14,543)	(15,159)	(16,012)	(15,421)
Cumulative translation adjustments		(1,084)	(787)	(571)	(546)	(779)
Net income (loss) - attributable to the equity owners of the parent		(1,797)	(1,304)	(2,011)	660	-
Equity attributable to equity owners of the parent		4,041	2,933	1,938	3,844	3,534
Non-controlling interests	(24e)	1,006	730	745	747	660
Total equity	(24)	5,047	3,663	2,683	4,591	4,194
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(26)	5,311	3,854	5,338	5,716	5,101
Convertible bonds and other bonds, long-term	(25) & (27)	6,491	4,711	3,727	4,152	4,037
Other long-term debt	(27)	291	211	227	138	75
Deferred tax liabilities	(9)	1,364	990	889	1,017	1,126
Other non-current liabilities	(22)	259	188	177	211	259
Total non-current liabilities		13,716	9,954	10,358	11,234	10,598
Current liabilities:
Provisions	(29)	1,951	1,416	1,649	1,579	1,858
Current portion of long-term debt and short-term debt	(27)	1,709	1,240	851	323	1,262
Customers’ deposits and advances	(19) & (31)	938	681	718	590	803
Trade payables and other payables	(19)	4,847	3,518	3,726	3,893	4,325
Current income tax liabilities		128	93	145	131	137
Other current liabilities	(22)	1,7054	1,237	1,204	1,727	1,693
Current liabilities before liabilities related to disposal groups held for sale		11,277	8,185	8,293	8,243	10,078
Liabilities related to disposal groups held for sale	(10)	130	94	20	128	-
Total current liabilities		11,407	8,279	8,313	8,371	10,078
Total Equity and Liabilities		30,170	21,896	21,354	24,196	24,870

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. $1.3779 on December 31, 2013.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits”, IFRS 11 “Joint Arrangements” and the change in presentation of equity components of previously-issued convertible bonds, stock options and performance shares (see Note 4).

(3)	Beginning of the earliest comparative period is required to be presented pursuant to IAS1 §39 due to the change of accounting policies described in Note 4.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Notes	2013 (1)		2013	2012 (2)	2011 (2)
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	(1,797)	€(1,304)	€(2,011)	€660
Non-controlling interests			14	10	(77)	49
Adjustments	(32)		2,137	1,551	2,076	(111)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(32)		354	257	(12)	598
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(19)		(288)	(209)	(123)	176
Trade receivables and other receivables	(19)		218	158	544	385
Advances and progress payments	(19)		7	5	10	11
Trade payables and other payables	(19)		34	25	(184)	(480)
Customers’ deposits and advances	(19)		(30)	(22)	94	(290)
Other current assets and liabilities			33	24	(174)	(13)
Cash provided (used) by operating activities before interest and taxes			328	238	155	387
Interest received			92	67	72	57
Interest paid			(499)	(362)	(274)	(309)
Taxes (paid)/received			(107)	(78)	(57)	(55)
Net cash provided (used) by operating activities			(186)	(135)	(104)	80
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			50	36	13	49
Capital expenditures			(728)	(528)	(581)	(557)
Of which impact of capitalization of development costs			(260)	(189)	(270)	(249)
Decrease (increase) in loans and other non-current financial assets			25	18	21	(4)
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(32)		-	-	4	-
Cash proceeds from losing control of consolidated companies	(32)		-	-	(5)	(1)
Cash proceeds from sale of previously consolidated and non-consolidated companies			4	3	26	8
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities			(996)	(723)	(574)	(270)
Net cash provided (used) by investing activities			(1,645)	(1,194)	(1,096)	(775)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt			(914)	(663)	(47)	-
Issuance of long-term debt			5,631	4,087	18	1
Repayment/repurchase of long-term debt			(2,841)	(2,062)	(127)	(874)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-	84	-
Net effect of exchange rate changes on inter-unit borrowings (3)			12	9	(12)	(66)
Capital increase & proceeds from disposal of treasury shares (4)			1,330	965	122	15
Dividends paid			(14)	(10)	(37)	(83)
Net cash provided (used) by financing activities			3,205	2,326	1	(1,007)
Cash provided (used) by operating activities of discontinued operations	(10)		(16)	(12)	(89)	94
Cash provided (used) by investing activities of discontinued operations	(10)		1	1	1,123	(16)
Cash provided (used) by financing activities of discontinued operations	(10)		-	-	1	(80)
Net effect of exchange rate changes			(401)	(291)	23	207
Net Increase (Decrease) in cash and cash equivalents			958	695	(141)	(1,497)
Cash and cash equivalents at beginning of year			4,686	3,401	3,542	5,039
Cash and cash equivalents at end of year (5)			5,644	4,096	3,400	3,533
Cash and cash equivalents at end of year classified as assets held for sale			-	-	1	9
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of year			5,644	4,096	3,401	3,542

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3779 on December 31, 2013.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(3)	See Note 4.

(4)	Of which €16 million, €0 million and €15 million related to stock options exercised during 2013, 2012 and 2011 respectively (see Note 24c).

(5)	Includes €756 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2013 (€949 million as of December 31, 2012 and €959 million as of December 31, 2011). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves
Balance at January 1, 2011 after appropriation (as previously reported)	2,260,183,129	4,637	16,726	(13,665)
Adjustments (see Note 4)			(1,374)	(468)
Balance at January 1, 2011 after appropriation restated (2)	2,260,183,129	4,637	15,352	(14,133)
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (3)				(597)
Capital increases	6,997,780	14	2
Share-based payments				29
Treasury stock	(17,525)
Dividends
Other adjustments				(11)
Appropriation of 2011 net income (loss)				660
Balance at December 31, 2011 after appropriation (2)(3)	2,267,163,384	4,651	15,354	(14,052)
Changes in equity for 2012
Total comprehensive income (loss) for 2012 (3)				73
Capital increases	1,180,498	2	(2)
Share-based payments				26
Treasury stock	39,722			1
Dividends
Other adjustments
Appropriation				(2,011)
Balance at December 31, 2012 after appropriation (2)(3)	2,268,383,604	4,653	15,352	(15,963)
Changes in equity for 2013
Total comprehensive income (loss) for 2013 (3)				1,410
Capital reduction (4)		(4,542)	4,542
Capital increase (5)	455,568,488	23	903
Conversion of Oceane 2015 (6)	15,658,262	1	47	(1)
Other capital changes (7)	10,763,621	5	11
Share-based payments				19
Treasury stock	6,285,811			(116)
Dividends
Equity component of Oceane 2018 issued in 2013, net of tax				66
Other adjustments				(3)
Balance at December 31, 2013 before appropriation	2,756,659,786	140	20,855	(14,588)
Proposed appropriation (8)				(1,304)
Balance at December 31, 2013 after appropriation	2,756,659,786	140	20,855	(15,892)

(1)	See Note 24.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits”, IFRS 11 “Joint Arrangements” and the change in presentation of equity components of previously-issued convertible bonds, stock options and performance shares (see Note 4).

(3)	See consolidated statements of comprehensive income.

(4)	The capital reduction decided at the Shareholders’ meeting held on May 29, 2013 was completed on June 20, 2013. At December 31, 2013, the share capital of Alcatel-Lucent was €140,427,709.85, divided into 2,808,554,197 shares with a par value of €0.05 each.

(5)	455,568,488 shares were issued in November 2013. The capital increase was approved by the Board of Directors on October 29, 2013 (see Note 24).

(6)	15,658,262 shares were issued as a result of the conversion of the outstanding Oceane convertible bonds due 2015. (see Note 24).

(7)	10,763,621 shares were issued mainly due to exercise of options and the vesting of performance shares (see Note 24).

(8)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 28, 2014 before being final.

CONSOLIDATED FINANCIAL STATEMENTS

(In millions of euros and number of shares)	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL
Balance at January 1, 2011 after appropriation (as previously reported)	(1,808)	(1,566)	(779)	-	3,545	660	4,205
Adjustments (see Note 4)	1,831				(11)		(11)
Balance at January 1, 2011 after appropriation restated (2)	23	(1,566)	(779)	-	3,534	660	4,194
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (3)	(19)		233	660	277	99	376
Capital increases					16		16
Share-based payments					29		29
Treasury stock		(1)			(1)		(1)
Dividends					-	(17)	(17)
Other adjustments					(11)	5	(6)
Appropriation of 2011 net income (loss)				(660)	-		-
Balance at December 31, 2011 after appropriation (2)(3)	4	(1,567)	(546)	-	3,844	747	4,591
Changes in equity for 2012
Total comprehensive income (loss) for 2012 (3)	30		(25)	(2,011)	(1,933)	(88)	(2,021)
Capital increases					-	122	122
Share-based payments					26		26
Treasury stock					1		1
Dividends					-	(36)	(36)
Other adjustments					-		-
Appropriation				2,011	-		-
Balance at December 31, 2012 after appropriation (2)(3)	34	(1,567)	(571)	-	1,938	745	2,683
Changes in equity for 2013
Total comprehensive income (loss) for 2013 (3)	11		(216)	(1,304)	(99)	(5)	(104)
Capital reduction (4)					-		-
Capital increase (5)					926		926
Conversion of Oceane 2015 (6)					47		47
Other capital changes (7)					16		16
Share-based payments					19		19
Treasury stock		139			23		23
Dividends					-	(10)	(10)
Equity component of Oceane 2018 issued in 2013, net of tax					66		66
Other adjustments					(3)		(3)
Balance at December 31, 2013 before appropriation	45	(1,428)	(787)	(1,304)	2,933	730	3,663
Proposed appropriation (8)				1,304
Balance at December 31, 2013 after appropriation	45	(1,428)	(787)	-	2,933	730	3,663

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits”, IFRS 11 “Joint Arrangements” and the change in presentation of equity components of previously-issued convertible bonds, stock options and performance shares (see Note 4).

(3)	See consolidated statements of comprehensive income.

(4)	The capital reduction decided at the Shareholders’ meeting held on May 29, 2013 was completed on June 20, 2013. At December 31, 2013, the share capital of Alcatel-Lucent was €140,427,709.85, divided into 2,808,554,197 shares with a par value of €0.05 each.

(5)	455,568,488 shares were issued in November 2013. The capital increase was approved by the Board of Directors on October 29, 2013 (see Note 24).

(6)	15,658,262 shares were issued as a result of the conversion of the outstanding Oceane convertible bonds due 2015. (see Note 24).

(7)	10,763,621 shares were issued mainly due to exercise of options and the vesting of performance shares (see Note 24).

(8)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 28, 2014 before being final.

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

On February 5, 2014, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2013. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 28, 2014.

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

As of December 31, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

—	IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

The following is a list of published IASB financial reporting standards, amendments and interpretations that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted:

—	Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010);

—	Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010);

—	IFRS 13 “Fair Value Measurement” (issued May 2011);

—	IAS 19 “Employee Benefits” (revised and issued June 2011);

—	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011);

—	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

—	Amendments to IFRS 7 “Disclosures—Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

—	Amendments to IFRS 1 “Government Loans” (issued March 2012) ; and

—	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

The following is a list of published IASB financial reporting standards, amendments and interpretations that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014, although the Group has adopted them early as allowed by the EU:

—	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

—	IAS 27 “Separate Financial Statements” (issued May 2011);

—	IFRS 11 “Joint Arrangements” (issued May 2011);

—	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

—	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

—	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

—	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012); and

—	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” (issued May 2013).

As a result, the Group’s consolidated financial statements, for the periods presented in this document, would be no different if we had applied mandatory International Financial Reporting Standards as published by the IASB.

The following is a list of published IASB financial reporting standards, amendments and interpretations that are only mandatory with effect from January 1, 2014, that the EU has endorsed in 2013, that are also mandatory in the EU from January 1, 2014, and that the Group has not adopted early:

—	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012);

—	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (issued June 2013).

The following is a list of published IASB financial reporting standards, amendments and interpretations that are mandatory with effect from January 1, 2014, that the EU has not yet endorsed, and that the Group has not adopted early:

—	IFRIC Interpretation 21 “Levies” (issued May 2013).

The following is a list of published IASB financial reporting standards, amendments and interpretations that are only mandatory with effect from July 1, 2014, that the EU has not yet endorsed and that the Group has not yet adopted:

—	Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions” (issued November 2013);

—	Annual Improvements to IFRSs (2010–2012) (issued December 2013); and

—	Annual Improvements to IFRSs (2011–2013) (issued December 2013).

The following is a list of published IASB financial reporting standards, amendments and interpretations that do not yet have a mandatory effective date, that the EU has not endorsed, and that the Group has not yet adopted:

—	IFRS 9 “Financial Instruments” (issued October 2010);

—	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011); and

—	IFRS 9 “Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39” (issued November 2013).

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012 included in our annual report on Form 20-F for fiscal year 2012 (the “2012 audited consolidated financial statements”) except that the Group now applies IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” as described in Note 4. Since January 1, 2013, the Group has also applied IFRS 10, IAS 27, IAS 28, IFRS 12, Amendments to IAS 32, Amendments to IFRS 7, IFRS 10, IFRS 11 and IFRS 12, and Amendments to IAS 36, but they have no impact on these financial statements.

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

Companies over which the Group has joint control are either accounted for as a joint operation or as a joint venture, in accordance with IFRS 11 “Joint Arrangements”. When the Group is a joint operator, the individual assets, liabilities and corresponding revenues and expenses arising from the arrangement are accounted for. Investments in joint ventures are accounted for using the equity method.

In accordance with IAS 28 “Investments in Associates and Joint Ventures”, companies over which the Group has significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is 20% or more.

In accordance with IFRS 10 “Consolidated Financial Statements”, structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicates that it is controlled by the Group. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Any changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity. When Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

c/ Business combinations

Business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a target, its assets and liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value of the target’s assets and liabilities is accounted for in the respective underlying asset or liability, and is apportioned between the controlling party’s interest and any non-controlling interests. Under IFRS 3 (revised), when control over the target is obtained, the non-controlling interest may be valued either at fair value or at its share of the target’s identifiable net assets. The Group has not yet measured any non-controlling interests in a target in which the Group acquired control at fair value, because all business combinations recorded to date occurred before the effective date of January 1, 2010 for IFRS 3 (revised). Under the previous version of IFRS 3, non-controlling interests were always valued at their proportion of the net fair values of the identifiable net assets of the target. Accordingly, the Group has measured all non-controlling interests at their share of a target’s identifiable net assets. Any excess between cost of the business combination and the Group’s interest in the fair value of the net assets acquired is recognized as goodwill (see intangible and tangible assets).

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Goodwill is tested for impairment at least annually, during the fourth quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Product Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the Group Product Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Product Divisions are one level below our three operating segments (Core Networking, Access and Other). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

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

When the reporting structure is reorganized in a way that changes the composition of one or more Product Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Product Divisions have changed. Such reallocations were made on January 1, 2013 using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

h/ Inventories and work in progress

In accordance with IAS 2 “Inventories”, inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is assigned by using generally the weighted average cost formula, or the first-in, first-out (“FIFO”) cost formula in certain cases.

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

The service cost is recognized in “income from operating activities” and the net interest on the defined benefit liability (asset) is recognized in “financial income (loss)”. The impact of plan amendments is presented on a specific line item of the income statement if material (see Note 1n).

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

  12

12

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

Held-to-maturity investments

The Group did not have any held-to-maturity investments during the years ended December 31, 2013, 2012 and 2011.

Available-for-sale financial assets

Available-for-sale financial assets include investments in non-consolidated companies and are recorded at cost upon acquisition.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

The amendment to IFRS 7 “Financial Instruments: Disclosures—Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value and requires classifying the fair value measures into three levels. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

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

The Group did not have any derivatives qualified as hedges of a net investment in a foreign operation during the years ended December 31, 2013, 2012 and 2011.

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

  12

12

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

If the hedged item is derecognized, the unamortized fair value of the hedging instrument is recognized immediately in the income statement.

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

s/ Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in accumulated deficit (credit) at grant date, with a counterpart in deferred compensation (debit) (also accounted for in accumulated deficit). During the vesting period, deferred compensation is amortized in the income statement as an expense.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries.

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of vested stock options at the time of acquisition is taken into account in the cost of the business combination.

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

NOTE 2    PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remain particularly high as of December 31, 2013. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Valuation allowance for inventories and work in progress on construction contracts	(395)	(448)	(455)

	2013	2012	2011
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(106)	(171)	(170)

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n.

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Accumulated impairment losses on customer receivables	(157)	(120)	(123)
	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	(62)	(5)	3

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008, 2012 and first half of 2013 (see below). The remaining outstanding net amounts as of December 31, 2013 are €1,695 million of goodwill and €531 million of intangible assets.

Capitalized development costs

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Capitalized development costs, net	377	421	560
	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	-	(122)	(11)

The criteria for capitalizing development costs are set out in Note 1f.

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offering for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted. Capitalized development costs were subject to impairment losses of €122 million in 2012 and €11 million in 2011. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

Other intangible assets

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Other intangible assets, net	624	754	1,214
	2013	2012	2011
Impact of impairment (losses)/reversals in income (loss) before income tax and discontinued operations	4	(191)	(4)
Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led us to perform an impairment test on other intangible assets. As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006. These two assets were fully amortized or impaired as of December 31, 2012.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Goodwill

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Goodwill, net	3,156	3,820	4,389
	2013	2012	2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	(568)	(522)	-

Goodwill net, is allocated, where applicable, to groups of cash generating units that are equivalent to a product division within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our three reportable segments. As described in Note 1g, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of cash generating units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11%, 11% and 10% in 2013, 2012 and 2011 respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

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

2013 Annual impairment test performed in Q4 2013

In accordance with our accounting policy (see Note 1g), we tested all Product Divisions for impairment as of December 31, 2013. The annual impairment test assumptions that were used were derived from The Shift Plan, which caused a revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2013 annual impairment test, no additional impairment loss on goodwill was accounted for in the fourth quarter of 2013.

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2013, such recoverable values incorporated future benefits that we expect from The Shift Plan we launched in June 2013, as detailed in Note 2k. The key assumptions used included the following elements:

—	discount rate of 11%;

—	perpetual growth rates ranging from 0% to 2.5%; and

—	as outlined in The Shift Plan launched in 2013, we assumed cost savings of €1 billion (refer to Note 2k) and revenues for the Core Networking segment of more than €7 billion with a segment operating margin exceeding 12.5% and segment operating cash flow from the Access segment exceeding €250 million by the end of 2015.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2013 recoverable value of all groups of cash generating units that include goodwill and intangible assets by €356 million and €387 million, respectively. An increase of 0.5% in the discount rate would have led to no impairment loss.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

—	discount rate of 11%;

—	perpetual growth rate of 1.5%; and

—	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2013 recoverable value of this Product Division by €24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2013 recoverable value of this Product Division by €13 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2013 recoverable value of this Product Division by €311 million, leading to a goodwill impairment loss of €50 million.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The June 19, 2013 announcement concerning the Group’s new strategy embodied in The Shift Plan, will lead to additional restructuring costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain product divisions, principally in the Wireless product division.

Although all of the goodwill and a significant proportion of the intangible assets of the Wireless product division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of the new organizational structure starting on January 1, 2013 resulting from the announcement of the Performance Plan, and, more particularly, as a result of the inclusion of the Maintenance activity in each product division instead of in a stand-alone product division, we allocated a significant amount of additional goodwill to the Wireless product division. The Shift Plan further adjusted the organizational structure starting July 1, 2013, although it did not change the allocation of the Maintenance activities among the product divisions.

Based on the estimated impact of The Shift Plan on the recoverable value of certain product divisions, management decided to perform a selective impairment test as of June 30, 2013 on three product divisions (i.e. Wireless, Terrestrial Optics and Enterprise). Assumptions made in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan. As a result of this selective additional impairment test, all the goodwill related to the Wireless product division was impaired, representing an impairment loss of €574 million; no impairment loss was accounted for in the two other product divisions.

For the Terrestrial Optics product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this product division as of June 30, 2013 was € 234 million, including goodwill of €289 million.

The key assumptions used to determine the recoverable value of this product division were the following:

—	discount rate of 11%;

—	perpetual growth rate of 1.0%; and

—	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this product division by €267 million, leading to a goodwill impairment loss of €131 million.

For the Enterprise product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to €113 million. Any material unfavorable change in any of the key assumptions used to

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this product division as of June 30, 2013 was €244 million.

The key assumptions used to determine the recoverable value of this product division were the following:

—	discount rate of 11%; and

—	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing (“WDM”) ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain product divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various product divisions, €431 million was recorded in the Optics product division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions product division and €8 million in the Network Build & Implementation product division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program we launched in July 2012, as detailed in Note 2k. The key assumptions used included the following elements:

—	discount rate of 11%;

—	perpetual growth rates ranging from 0% to 2.5%; and

—	the Performance Program launched in 2012 aims to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2k).

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

2011 Annual impairment test

No impairment losses were accounted for in 2011 as a result of the annual impairment test.

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

A reversal of this impairment accounted for in 2012, for an amount of €18 million, was recorded as of December 31, 2013 and a new impairment loss of €5 million was accounted for on real estate assets during the year ended December 31, 2013.

No impairment losses on property, plant and equipment were accounted for the year ended December 31, 2011.

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

(In millions of euros) Product sales reserves	December 31, 2013	December 31, 2012	December 31, 2011
Related to construction contracts (1)	81	112	97
Related to other contracts	321	398	439
Total	402	510	536

(1)	See Notes 19 and 29.

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

(In millions of euros) Deferred tax assets recognized	December 31, 2013	December 31, 2012	December 31, 2011
Related to the disposal of Genesys business	-	-	363 (1)
Related to the United States	777 (2)	770 (2)	1,294
Related to other tax jurisdictions	223	215	297
Total	1,000	985	1,954

(1)

Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that were used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$470 million). The amount of deferred tax assets accounted for as of December 31, 2011 was based on an estimated allocation of the selling price for Genesys, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of €366 million or U.S.$470 million) when the corresponding capital gains were recorded.

On the other hand, deferred tax assets recognized as of December 31, 2010, which had taken into account the future taxable net income of the Genesys business, were reduced in 2011 by €96 million to remove such future taxable net income of Genesys as a result of its anticipated sale, which had a corresponding impact on the income statement in the “income tax (expense) benefit” line item.

(2)	Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011. The impact from 2013 annual reassessment of deferred taxes is not significant.

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

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. Since the business combination, these deferred tax liabilities have been and will continue to be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2013 are €246 million (€329 million as of December 31, 2012 and €591 million as of December 31, 2011).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

Weighted average rates used to determine the pension and post-retirement expense	2013	2012	2011
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.67%	4.85%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was an expense of €(38) million in 2013, a €28 million income in 2012 and a €(89) million expense in 2011. The €38 million expense in 2013 included a non-recurring €55 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans, a non-recurring €35 million gain as a result of certain changes to the active German plans and a non-recurring €41 million gain as a result of certain changes to the French AUXAD supplemental pension plan. The €28 million income in 2012 included a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan. The €89 million expense in 2011 included a €67 million booked as a result of certain changes to the management retiree pension plan and to the management retiree healthcare benefit plan) as described in Note 26e.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2013 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €21 million and €(64) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our U.S. plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1, without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

Because there was less and less experience data to develop our own experience mortality assumptions due to smaller employee pools, starting December 31, 2011, we changed these assumptions to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and post-retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2013, and since our U.S. management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €277 million.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the present value of any available refunds from the plan and (ii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26), we estimated that, as of December 31, 2013, the excess of assets above 120% of the plan obligations was US$1.7 billion (€1.2 billion), and the excess above 125% of plan obligations was US$1.3 billion (€0.9 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. retirees who were represented by the Communication Workers of America or the International Brotherhood of Electrical Workers and who participate in the U.S. Occupational-inactive pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position at December 31, 2013 additional pension assets of approximately U.S. $490 million (€355 million) that will be available to pay this post-retiree life insurance liability.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

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

i/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

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

As described in Notes 8, 25 and 27, due to the upcoming optional redemption dates in the case of the 2.875% Series B convertible debentures, and due to the Group’s irrevocable commitment to repay the 7.75% convertible trust preferred securities in the first quarter of 2014, such a change in estimates occurred during the second quarter of 2012 for the 2.875% Series B convertible debentures and during the fourth quarter of 2013 for the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q, was recorded in “other financial income (loss)” in 2012 for an amount of U.S.$(229) million or €(178) million regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures and in 2013 for an amount of U.S.$(52) million or €(39) million regarding Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities as a result of a change in the Group’s estimate of redemption triggers.

Because of the new accounting estimate described above, the carrying value of Alcatel-Lucent USA Inc’s. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). As required under the indenture in connection with the June 15, 2013 optional redemption date, on May 14, 2013, we made an offer to purchase these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal amount of U.S.$ 1 million as of June 15, 2013. For the remaining nominal amount of U.S.$1 million and as described in Notes 25 and 27, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) was too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Alcatel-Lucent USA Inc. exercised its redemption option and the remaining US$1 million of Series B convertible debentures outstanding was repaid in the fourth quarter of 2013 (see Notes 25 and 27).

Because of the new accounting treatment described above, the carrying value of Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities was equal to the nominal value of the securities at December 31, 2013 because the securities were repaid in January 2014 (see Notes 25 and 27).

j/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program included the elimination of approximately 5,500 jobs across the Group, and provided for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, further details of the Performance Program were provided to the members of the European Committee for Information & Dialogue (“ECID”), representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of September 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned.

Using the recognition criteria for establishing restructuring reserves (see Note 1k), as of December 31, 2012, we had analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were then in the consultation process with labor unions or works councils.

Overall, we had estimated total restructuring costs related to the Performance Program at €0.9 billion. As of December 31, 2013, we had expensed €0.76 billion of restructuring costs accumulated since inception of the plan (€0.4 billion as of December 31, 2012).

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at reducing our fixed-cost base by €1 billion between 2013 and 2015 (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013, we informed the ECID of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent will halve the number of its business hubs globally.

On December 16, 2013, we provided further information to the ECID on transformation initiatives regarding support functions in Information Technology, Human Resources and Finance. In several European countries, the official consultation process was launched in November or December 2013.

Using the recognition criteria for establishing restructuring reserves (see Note 1k), as of December 31, 2013, we had analyzed our Shift Plan on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate restructuring costs related to The Shift Plan at €1.0 billion for all outstanding actions anticipated for the years between 2013 and 2015. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of other factors, such as attrition of the workforce. For the year ended December 31, 2013, we had expensed €30 million of restructuring costs for these actions. The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

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

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2013, from the value in use determined for the 2013 annual impairment test of goodwill, and as of June 30, 2013 for the second quarter of 2013 additional impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

NOTE 3     CHANGES IN CONSOLIDATED COMPANIES

No material change in consolidated companies occurred during 2013 except for the agreement signed on December 20, 2013 to sell our subsidiary LGS Innovations LLC as indicated in Note 10.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

No material change in consolidated companies occurred during 2012 except on February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 10).

No material change in consolidated companies occurred during 2011 except for the agreement signed on October 19, 2011 to dispose of the Genesys business. As a result of the binding offer, this business was accounted for in discontinued operations as of December 31, 2011 (see Note 10).

NOTE 4    CHANGE IN ACCOUNTING POLICY AND PRESENTATION

a/ Change in accounting policy

No change in accounting policy occurred in 2013 apart from the first application described below of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” from January 1, 2013 onwards with full retrospective application on all prior periods presented. Although the Group has also applied IFRS 10, IAS 27, IAS 28, IFRS 12, Amendments to IAS 32, Amendments to IFRS 7, IFRS 10, IFRS 11 and IFRS 12, and Amendments to IAS 36 since January 1, 2013, they have no impact on these financial statements.

Main changes related to IAS 19 “Employee Benefits” (revised) are the following:

Until December 31, 2012, the financial component of a U.S. benefit plan determined in accordance with IAS 19 was the sum of the interest cost on the defined benefit obligation and the interest income on the expected return on plan assets (based on an expected rate of return on plan assets). The financial component for our U.S. plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return on plan assets was reviewed annually or upon the occurrence of a significant event, such as a change in the asset allocation).

From January 1, 2013 onwards, under IAS 19 revised, the financial component is now called “net interest on the net defined benefit liability (asset)”. The financial component is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling, with each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets and the effect of the asset ceiling, each determined at January 1 without any quarterly update, multiplied by the January 1 discount rate.

Also, under the revised standard, non vested prior service costs are recognized immediately while previously they were recognized over the expected remaining working lives of active employees.

Other changes are not significant.

Main changes related to IFRS 11 “Joint Arrangements” are the following:

Alda Marine and AMIRIB (Alda Marine Ile de Ré—Ile de Bréhat) were the only entities that we consolidated using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69.4% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 30.6% of AMIRIB. Alda Marine and AMIRIB are jointly controlled (as defined by IFRS 11 “Joint Arrangements”) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIRIB are each viewed as joint ventures under IFRS 11 and therefore these entities are accounted for under the equity method from January 1, 2013 onwards.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

The impact of these changes in accounting policies on the 2012 and 2011 financial statements is presented below:

(In millions of euros) Income Statement	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenues	14,446	15,327	3	5	14,449	15,332
Cost of sales	(10,099)	(9,967)	(9)	(10)	(10,108)	(9,977)
Gross profit	4,347	5,360	(6)	(5)	4,341	5,355
Administrative and selling expenses	(2,393)	(2,642)	3	1	(2,390)	(2,641)
Research & development costs	(2,444)	(2,467)	-	-	(2,444)	(2 467)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(490)	251	(3)	(4)	(493)	247
Income (loss) from operating activities	(1,657)	117	(2)	(4)	(1,659)	113
Finance costs	(279)	(294)	1	1	(278)	(293)
Financial component of pension and post-retirement benefit costs	617	417	(744)	(519)	(127)	(102)
Other financial income (loss)	(270)	(58)	-	-	(270)	(58)
Share in net income (losses) from equity affiliates	2	4	3	3	5	7
Income tax (expense) benefit	(530)	544	105	84	(425)	628
Income (loss) from discontinued operations	666	414	-	-	666	414
Net Income (loss)	(1,451)	1,144	(637)	(435)	(2,088)	709
Attributable to:
- Equity owners of the parent	(1,374)	1,095	(637)	(435)	(2,011)	660
- Non-controlling interests	(77)	49	-	-	(77)	49
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	(0.61)	0.48	(0.23)	(0.20)	(0.84)	0.28
- Diluted earnings per share	(0.61)	0.42	(0.23)	(0.16)	(0.84)	0.26
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	(0.89)	0.30	(0.23)	(0.19)	(1.12)	0.11
- Diluted earnings per share	(0.89)	0.28	(0.23)	(0.19)	(1.12)	0.09

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

(In millions of euros) Statement of Comprehensive Income	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net income (loss) for the period/year	(1,451)	1,144	(637)	(435)	(2,088)	709
Items to be subsequently reclassified to Income Statement	(4)	265	-	-	(4)	265
Items that will not be subsequently reclassified to Income Statement	(568)	(1,034)	639	436	71	(598)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(572)	(1,133)	744	519	172	(614)
Tax on items recognized directly in equity	4	99	(105)	(83)	(101)	16
Other adjustments	-	-	-		-	-
Total other comprehensive income (loss) for the period/year	(572)	(769)	639	436	67	(333)
Total comprehensive income (loss) for the period/year	(2,023)	375	2	1	(2,021)	376
Attributable to:
- Equity owners of the parent	(1,935)	276	2	1	(1,933)	277
- Non-controlling interests	(88)	99	-	-	(88)	99

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

(In millions of euros) Statement of Financial Position	As reported			IAS 19 (revised), IFRS 11 & changes in presentation impacts			Re-presented
	December 31, 2012	December 31, 2011	January 1, 2011	December 31, 2012	December 31, 2011	January 1, 2011	December 31, 2012	December 31, 2011	January 1, 2011
Non-current assets:
Goodwill & intangible assets, net	4,995	6,163	6,426	-	-	-	4,995	6,163	6,426
Property, plant and equipment, net	1,164	1,263	1,311	(31)	(31)	(33)	1,133	1,232	1,278
Investment in net assets of equity affiliates	15	12	9	14	9	6	29	21	15
Other non-current assets	4,535	5,536	4,351	16	19	25	4,551	5,555	4,376
Total non-current assets	10,709	12,974	12,097	(1)	(3)	(2)	10,708	12,971	12,095
Current assets:
Inventories and work in progress, net	1,940	1,975	2,295	-	-	-	1,940	1,975	2,295
Trade receivables and other receivables, net	2,861	3,407	3,664	(1)	-	-	2,860	3,407	3,664
Advances and progress payments, net	54	66	75	(1)	(2)	(1)	53	64	74
Marketable securities, net & Cash and cash equivalents	4,929	4,473	5,689	-	(1)	(1)	4,929	4,472	5,688
Other current assets	872	1,308	1,056	(8)	(1)	(2)	864	1,307	1,054
Total current assets	10,656	11,229	12,779	(10)	(4)	(4)	10,646	11,225	12,775
Total assets	21,365	24,203	24,876	(11)	(7)	(6)	21,354	24,196	24,870
Capital stock, additional paid-in capital, cumulative translation adjustments less treasury stocks	19,296	19,295	19,018	(1,429)	(1,403)	(1,374)	17,867	17,892	17,644
Accumulated deficits, fair values & other reserves	(15,976)	(16,536)	(15,473)	2,058	1,828	1,363	(13,918)	(14,708)	(14,110)
Net income (loss) attributable to equity owners of the parent	(1,374)	1,095	-	(637)	(435)	-	(2,011)	660	-
Equity attributable to equity owners of the parent	1,946	3,854	3,545	(8)	(10)	(11)	1,938	3,844	3,534
Non-controlling interests	745	747	660	-	-	-	745	747	660
Total equity	2,691	4,601	4,205	(8)	(10)	(11)	2,683	4,591	4,194
Total non-current liabilities	10,350	11,224	10,587	8	10	11	10,358	11,234	10,598
Provisions	1,649	1,579	1,858	-	-	-	1,649	1,579	1,858
Current portion of long-term debt and short-term debt	857	329	1,266	(6)	(6)	(4)	851	323	1,262
Customers’ deposits and advances	718	590	803	-	-	-	718	590	803
Trade payables and other payables	3,729	3,892	4,325	(3)	1	-	3,726	3,893	4,325
Other current liabilities	1,371	1,988	1,832	(2)	(2)	(2)	1,369	1,986	1,830
Total current liabilities	8,324	8,378	10,084	(11)	(7)	(6)	8,313	8,371	10,078
Total Equity and Liabilities	21,365	24,203	24,876	(11)	(7)	(6)	21,354	24,196	24,870

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

(In millions of euros) Statement of Cash Flows	As reported		IAS 19 (revised) & IFRS 11 impacts		Re-presented
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net income (loss)—attributable to the equity owners of the parent	(1,374)	1,095	(637)	(435)	(2,011)	660
Non-controlling interests	(77)	49	-	-	(77)	49
Adjustments	1,450	(538)	626	427	2,076	(111)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(1)	606	(11)	(8)	(12)	598
Change in operating working capital	345	(200)	(4)	2	341	(198)
Other current assets and liabilities	(181)	(13)	7	-	(174)	(13)
Interest and taxes received/(paid)	(260)	(308)	1	1	(259)	(307)
Net cash provided (used) by operating activities	(97)	85	(7)	(5)	(104)	80
Net cash provided (used) by investing activities	(1,105)	(782)	9	7	(1,096)	(775)
Net cash provided (used) by financing activities	2	(1,005)	(1)	(2)	1	(1,007)
Cash provided (used) by discontinued operations	1,035	(2)	-	-	1,035	(2)
Net effect of exchange rate changes	23	207	-	-	23	207
Net Increase (Decrease) in cash and cash equivalents	(142)	(1,497)	1	-	(141)	(1,497)
Cash and cash equivalents at beginning of period / year	3,534	5,040	(1)	(1)	3,533	5,039
Cash and cash equivalents at beginning of period/year classified as asset held for sale	9	-	-	-	9	-
Cash and cash equivalents at end of period / year	3,400	3,534	-	(1)	3,400	3,533
Cash and cash equivalents at end of period/year classified as asset held for sale	1	9	-	-	1	9

No change in accounting policy occurred in 2012 and 2011.

b/ Change in presentation

2013

We have reclassified within the equity section of the balance sheet:

—	the equity components on convertible bonds issued by Alcatel-Lucent USA, Inc., prior to 2013 which resulted in a €731 million reclassification from additional paid in capital to accumulated deficit at December 31, 2012, 2011 and 2010 respectively. This reclassification relates to the equity components of previously issued convertible bonds from Lucent that are now extinguished or that will happen in January 2014 as a result of notification given to the holders in 2013.

—	the accumulated stock option and performance share’s fair value computed and accounted for at the grant date resulting in a €698 million, €672 million, €643 million reclassification from additional paid in capital to accumulated deficit at December 31, 2012, 2011 and 2010 respectively. This reclassification relates to past stock option and performance share plans granted to employees.

2012

Set forth below is a discussion of the change in presentation that occurred in 2012 in addition to the new date of the annual impairment test of goodwill that we disclosed in note 2a.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

Presentation of cash received or paid to settle derivatives associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

Our subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income. In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

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

In the consolidated statement of cash flows, the change in fair value of the derivatives had been included in the adjustments for non-cash items, disclosed in Note 32a under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid for settlement at maturity on the derivatives had been reported in Net cash provided (used) by operating activities under the caption “Other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on cash provided (used) by operating activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17, beginning January 1, 2012, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the consolidated statement of cash flows and the statement of financial position.

The impact of this change in presentation for 2011 is presented below:

(In millions of euros) Statement of cash flows – reclassified	As reported	Reclassification	Re-presented
	December 31, 2011	December 31, 2011	December 31, 2011
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	503	103	606
Change in operating working capital	(200)	-	(200)
Other current assets and liabilities	24	(37)	(13)
Net cash provided (used) by operating activities before interest & taxes	327	66	393
Interest and taxes received/(paid)	(308)	-	(308)
Net cash provided (used) by operating activities	19	66	85
Net cash provided (used) by investing activities	(782)	-	(782)
Net effect of exchange rate changes on inter-unit borrowings	-	(66)	(66)
Other cash movements in financing activities	(939)	-	(939)
Net cash provided (used) by financing activities	(939)	(66)	(1,005)
Cash provided (used) by operating activities of discontinued operations	94	-	94
Cash provided (used) by investing activities of discontinued operations	(16)	-	(16)
Cash provided (used) by financing activities of discontinued operations	(80)	-	(80)
Net effect of exchange rate changes	207	-	207
Net increase (decrease) in cash and cash equivalents	(1,497)	-	(1,497)

2011

No change in presentation occurred in 2011.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

NOTE  5    INFORMATION BY OPERATING SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Performance Program, a new organization was put in place effective from January 1, 2013 to June 30, 2013 (see Note 2e). In this organization we had three reportable segments:

—	a newly-formed Networks & Platforms Group, creating an integrated portfolio (networking, software and services), combining the strengths of Networks and S3 (Software, Services and Solutions). It was split into six business divisions (or product divisions): IP (Internet Protocol), Optics, Wireless, Fixed Networks, Services & Platforms;

—	the Focused Businesses Group, comprising both Enterprise and Submarine; and

—	the Managed Services Group.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. This new organization is composed of three reportable segments: Core Networking, Access and Other. These reportable segments are composed as follows:

—	“Core Networking” is composed of the following product divisions: IP Routing, Terrestrial Optics, Wireless Transmission, Submarine and Network Build & Implementation IP, Platforms, Platforms Professional Services and Strategic Industries.

—	“Access” is composed of the following product divisions: Wireless, RFS (Radio Frequency Systems), Network Build & Implementation Wireless, Fixed Access, Multivendor Maintenance, Network Build & Implementation Fixed, Licensing and Managed Services.

—	“Other” is mainly composed of the Enterprise and Government production divisions.

Results of operations for January 1, 2013 to date and for the comparable 2012 and 2011 periods are presented according to this new organization structure.

The information by reportable segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by reportable segment

(In millions of euros) 2013	Core Networking	Access	Other	Total reportable segments	Other and unallocated	Total
Revenues from external customers	6,073	7,437	890	14,400	36	14,436
Revenues from transactions with other reportable segments	21	10	23	54	(54)	-
Revenues from reportable segments	6,094	7,447	913	14,454	(18)	14,436
Segment operating income (loss)	472	(85)	17	404	(114)	290
Amounts included in the segment operating income (loss):
• depreciation and amortization	285	199	75	559	26	585
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

(In millions of euros) 2012 (1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated	Total
Revenues from external customers	6,163	7,286	933	14,382	67	14,449
Revenues from transactions with other reportable segments	17	7	26	50	(50)	-
Revenues from reportable segments	6,180	7,293	959	14,432	17	14,449
Segment operating income (loss)	142	(323)	8	(173)	(90)	(263)
Amounts included in the segment operating income (loss):
• depreciation and amortization	302	282	69	653	14	667
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

(In millions of euros) 2011 (1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated	Total
Revenues from external customers	6,425	7,844	981	15,250	82	15,332
Revenues from transactions with other reportable segments	17	10	42	69	(69)	-
Revenues from reportable segments	6,442	7,854	1,023	15,319	13	15,332
Segment operating income (loss)	210	278	23	511	4	515
Amounts included in the segment operating income (loss):
• depreciation and amortization	282	274	44	600	24	624
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Reconciliation to consolidated financial statements

(In millions of euros)	2013	2012 (1)	2011 (1)
Revenues from reportable segments	14,454	14 432	15 319
Revenues from Other and unallocated (2)	36	67	82
Intersegment eliminations	(54)	(50)	(69)
Total Group revenues	14,436	14,449	15,332
Reportable segments operating income (loss)	404	(173)	511
Operating income (loss) from Other segment and unallocated amounts (3)	(114)	(90)	4
Segment operating income (loss)	290	(263)	515
PPA (4) adjustments (excluding restructuring costs and impairment of assets)	(86)	(230)	(268)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	204	(493)	247
Restructuring costs	(538)	(489)	(203)
Litigations	(2)	2	4
Gain/(loss) on disposal of consolidated entities	2	11	(2)
Impairment of assets	(548)	(894)	-
Post-retirement benefit plan amendments	137	204	67
Income (loss) from operating activities	(745)	(1,659)	113

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Other and unallocated includes revenues from our non-core businesses as well as revenues from the following activities: Bell Labs and Intellectual Property & Corporate Standards.

(3)	Including €19 million of share-based payments that were not allocated to reportable segments in 2013 (€35 million in 2012 and 2011).

(4)	PPA: purchase price allocation entries related to the Lucent business combination.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service for the years ended December 31:

(In millions of euros)	2013	2012 (1)	2011 (1)
Products & services of Core Networking	6,094	6,180	6,442
IP Routing	2,253	2,141	-	(2)
IP Transport	2,120	2,369	-	(2)
IP Platforms	1,721	1,670	-	(2)
Other & eliminations	-	-	-	(2)
Products & services of Access	7,447	7,293	7,854
Wireless Access	4,510	4,151	-	(2)
Fixed Access	2,069	2,030	-	(2)
Licensing	77	112	-	(2)
Managed Services	791	1,000	-	(2)
Other & eliminations	-	-	-	(2)
Products & services of Other (Enterprise and Government)	913	959	1,023
Other and unallocated	(18)	17	13
Total	14,436	14,449	15,332
Of which: — Products	9 649	9,475	9,882
— Services	4,787	4,974	5,450

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Information not provided because not available.

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
2013
Revenues by customer location	950	2,326	396	1,128	1,280	6,052	1,259	1,045	14,436
Non-current assets (1)	338	216	28	220	41	1,169	51	13	2,076
2012 (2)
Revenues by customer location	836	2,475	496	1,091	1,418	5,406	1,682	1,045	14,449
Non-current assets (1)	343	232	28	204	53	1,382	55	11	2,308
2011(2)
Revenues by customer location	1,211	2,728	616	1,295	1,348	5,470	1,563	1,101	15,332
Non-current assets (1)	469	246	33	272	64	1,845	63	14	3,006

(1)	Represents intangible and tangible assets.

(2)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2013, Verizon, AT&T and Sprint represented respectively 12%, 11% and 10% of our revenues (respectively 11%, 10  % and 6% in 2012 and 12%, 10% and 3% in 2011).

NOTE 6     REVENUES

(In millions of euros)	2013	2012 (1)	2011 (1)
Construction contract revenues	2,643	2,161	2,125
Other product revenues	7,492	7,442	7,948
Other service revenues	4,087	4,574	4,864
License revenues	41	78	136
Rental income and other income (2)	173	194	259
Total	14,436	14,449	15,332

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Of which in 2013 €79 million related to R&D tax credits (mainly in France) (€86 million in 2012 and €83 million in 2011).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7

NOTE  7    IMPAIRMENT LOSSES RECOGNIZED IN THE INCOME STATEMENT

(In millions of euros) 2013	Core Networking	Access	Other	Not allocated	Total Group
Impairment losses on goodwill (1)	-	(568)	-	-	(568)
Impairment losses on capitalized development costs (2)	-	-	-	-	-
Impairment losses on other intangible assets (2)	-	4	-	-	4
Impairment losses on property, plant and equipment (3)	-	18	-	(5)	13
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (4)	(3)	-	-	-	(3)
Total - Net	(3)	(546)	-	(5)	(554)
of which reversal of impairment losses	-	22	-	-	22

(In millions of euros) 2012 (5)	Core Networking	Access	Other	Not allocated	Total
Impairment losses on goodwill (1)	(442)	(80)	-	-	(522)
Impairment losses on capitalized development costs (2)	-	(122)	-	-	(122)
Impairment losses on other intangible assets (2)	-	(191)	-	-	(191)
Impairment losses on property, plant and equipment (3)	-	(59)	-	-	(59)
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (4)	(11)	-	-	(19)	(30)
Total - Net	(453)	(452)	-	(19)	(924)
of which reversal of impairment losses	-	2	-	-	2

(In millions of euros) 2011 (5)	Core Networking	Access	Other	Not allocated	Total Group
Impairment losses on goodwill (1)	-	-	-	-	-
Impairment losses on capitalized development costs (2)	(1)	-	-	(10)	(11)
Impairment losses on other intangible assets (2)	(1)	-	-	(3)	(4)
Impairment losses on property, plant and equipment(3)	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (4)	-	-	-	-	-
Total - Net	(2)	-	-	(13)	(15)
of which reversal of impairment losses	-	-	-	2	2

(1)	Refer to Note 2c and Note 12.

(2)	Refer to Note 2c.

(3)	Refer to Note 2d.

(4)	Refer to Note 17.

(5)	2012 and 2011 are re-presented to reflect the change in reportable segments that occurred on July 1, 2013.

(In millions of euros) Impact in the Income statement of impairment losses	2013	2012	2011
In Income (loss) from operating activities (1)	(551)	(894)	(15)
In Other financial income (loss) (2)	(3)	(30)	-
In Share in net income (losses) of equity affiliates	-	-	-
In Net Income (loss)	(554)	(924)	(15)

(1)	Of which € (548) million is presented on the line item “Impairment of assets” in the income statement (€(894) million in 2012 and €0 million in 2011).

(2)	Refer to Note 8.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8, NOTE 9

NOTE  8    FINANCIAL INCOME (LOSS)

(In millions of euros)	2013	2012 (1)	2011 (1)
Interest at effective interest rate	(463)	(371)	(365)
Interest on interest rate derivatives - hedging	1	15	13
Interest on interest rate derivatives - trading	-	-	-
Interest received on cash and cash equivalents	71	78	59
Finance costs (net)	(391)	(278)	(293)
Dividends	1	1	2
Provisions for financial risks	-	1	-
Impairment losses on financial assets	(3)	(30)	-
Net exchange gain (loss)	(24)	(2)	(5)
Of which:
• ineffective portion of hedge when hedge accounting is applied	-	1	(1)
• non-hedged, and hedged transactions not qualifying for hedge accounting	(24)	(3)	(4)
• trading	-	-	-
Financial component of pension and post-retirement benefit costs	(84)	(127)	(102)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	3	9	10
Other (2)	(213)	(249)	(65)
Other financial income (loss)	(320)	(397)	(160)
Total financial income (loss)	(711)	(675)	(453)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	2013: of which €(134) million related to a net loss on bonds repurchased (€(26) million during the second quarter of 2013 and €(87) million during the third quarter of 2013 and €(21) million during the fourth quarter of 2013), €(24) million related to the amortization of outstanding costs related to the asset sale facility repaid by Alcatel-Lucent USA Inc. during the third quarter of 2013, €(21) million related to the amortization of outstanding costs related to the euro denominated senior secured facility repaid by Alcatel-Lucent USA Inc. during the fourth quarter of 2013 and €(39) million (U.S.$(52) million) related to the change of estimated future cash flows in respect of Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities in the fourth quarter of 2013 (see Notes 25 and 27c).

2012: of which €(27) million related to the repurchase of U.S.$ 115.5 million nominal value of Alcatel-Lucent USA, Inc’s. 2.875% Series B convertible debentures in the first quarter of 2012 and of which a loss of €(178) million (U.S.$(229) million) related to the change of estimated future cash flows in respect of Alcatel-Lucent USA, Inc’s. 2.875 % Series B convertible debentures in the second quarter of 2012 (see Notes 25 and 27c).

2011: mainly bank charges and costs related to the sale of receivables without recourse.

NOTE 9    INCOME TAX

a/ Analysis of income tax (expense) benefit

(In millions of euros)	2013	2012 (1)	2011 (1)
Current income tax (expense) benefit	(58)	(72)	(42)
Deferred taxes related to the purchase price allocation for the Lucent business combination (2)	45	177	114
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	(23)	(51)	-
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	85	1	(3)
Deferred taxes related to convertible debentures and Oceane (5)	64	80	-
Other deferred income tax (expense) benefit, net (6)	58	(560)	559
Deferred income tax benefit (expense), net	229	(353)	669
Income tax benefit (expense)	171	(425)	628

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(3)	Related to the post-retirement plan amendments described in Note 26e.

(4)	Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by IAS 19. For 2013, impact comes from U.S. Management pension plan that was overfunded as of December 31, 2013 (see Note 26).

(5)	For 2013, the impact comes from the reversal of deferred tax liabilities related to Alcatel-Lucent USA, Inc’s. 2.875 % Series and Series B convertible debentures and Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities and those related to Oceane 2015 and 2018 (see Notes 8, 25 & 27).

(6)	For each year ended December 31, 2013, 2012 and 2011 the impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the impairment tests of goodwill.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

b/ Disclosure of tax effects relating to each component of other comprehensive income

(In millions of euros)	2013			2012 (1)			2011 (1)
	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax amount
Financial assets available for sale	11	-	11	16	-	16	(11)	-	(11)
Cumulative translation adjustments	(232)	-	(232)	(34)	-	(34)	283	-	283
Cash flow hedging	-	-	-	14	-	14	(7)	-	(7)
Actuarial gains (losses)	1,667	(256)	1,411	172	(101)	71	(614)	16	(598)
Other	-	-	-	-	-	-	-	-	-
Other comprehensive income	1,446	(256)	1,190	168	(101)	67	(349)	16	(333)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2013		2012 (1)		2011 (1)
Income (loss) before income tax and discontinued operations	(1,449)		(2,329)		(332)
Average income tax rate	39.4%		35.8%		42.4%
Expected tax (charge) benefit	571		834		141
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	8		3		12
• non deductible impairment of assets	(209)		(219)		-
• permanent differences and utilization of previously unrecognized tax losses	137	(3)	205	(2)	546
• adjustment to prior years’ current tax charge	11		18		(4)
• recognition of previously unrecognized deferred tax assets	156	(2)	21		1,052	(2)
• deferred tax assets no longer recognized	(9)		(550)	(2)	(607)	(3)
• non-recognition of tax losses	(506)	(3)	(767)	(3)	(532)	(3)
• tax credits	25		23		20
• other	(12)		7		(1)
Actual income tax (charge) benefit	171		(425)		627
Effective tax rate	11.8%		(18.25)%		188.86%

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Mainly related to the United States (see note 2f).

(3)	Mainly related to the French tax group.

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

d/ Deferred tax balances

(In millions of euros) Balances	2013	2012	2011
Deferred tax assets:
• deferred tax assets recognizable	12,460	12,698	12,973
• of which not recognized	(11,460)	(11,713)	(11,020)
Net deferred tax assets recognized	1,000	985	1,953
Deferred tax liabilities	(990)	(889)	(1,017)
Net deferred tax assets (liabilities)	10	96	936

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2012 (1)	Impact on net income (loss)	Translation adjustments	Reclassification and Other		December 31, 2013
Fair value adjustments of tax assets and liabilities resulting from business combinations	(320)	72	11	(1)		(238)
Provisions	281	(34)	(8)			239
Pension reserves	1,447	303	(45)	(622)	(2)	1,083
Prepaid pensions	(970)	(243)	40	(8)		(1,181)
Property, plant and equipment and intangible assets	898	(199)	(23)	-		676
Temporary differences arising from other statement of financial position captions	273	68	(23)	(45)		273
Tax loss carry-forwards and tax credits	10,200	662	(236)	(8)		10,618
Deferred tax assets (liabilities), gross	11,809	629	(284)	(684)		11,470
Deferred tax assets not recognized	(11,713)	(400)	270	383	(2)	(11,460)
Net deferred tax assets (liabilities)	96	229	(14)	(301)		10

(1)	The figures for the year ended December 31, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) (see Note 4).

(2)	Mainly U.S.

Change during the period

		Impact on net income (loss)
(In millions of euros)	December 31, 2012	Income tax benefit (expense)	Income loss from discontinued operations	Translation adjustments	Other		December 31, 2013
Deferred tax assets recognized	985	58	-	(43)	-		1,000
Deferred tax liabilities	(889)	171	-	29	(301)	(1)	(990)
Net deferred tax assets (liabilities)	96	229	-	(14)	(301)		10

(1)	Mainly recognition of deferred tax liabilities on Alcatel-Lucent USA pension plans for € 252 million.

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2013, December 31, 2012 and December 31, 2011.

As the Board of Directors does not intend to propose a dividend for 2013 at the Annual Shareholders’ Meeting (see Note 23), there will be no tax consequences.

e/ Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €10,618 million at December 31, 2013 (€10,200 million at December 31, 2012 and €10,056 million at December 31, 2011). The increase of tax losses carried forward between 2013 and 2012 is due to new tax losses (not recognized) of which €774 million arose in the French tax group, partly compensated by the use of previously recognized or not recognized losses mainly in the U.S. tax group for an amount of €101 million. Exchange rate impacts on tax losses between 2013 and 2012 concerning the United States represented a decrease of tax losses carried forward of €193 million. The potential tax savings relate to tax losses carried forward that expire as follows:

(In millions of euros) Years	Recognized	Unrecognized	Total
2014	8	42	50
2015	-	67	67
2016	3	44	47
2017	-	195	195
2018	5	145	150
2019 and thereafter	26	3,896	3,922
Indefinite	31	6,156	6,187
Total	73	10,545	10,618

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

In addition, temporary differences were €852 million at December 31, 2013 (€1,609 million at December 31, 2012 and €1,879 million at December 31, 2011), of which €(63) million have been recognized and €915 million have not been recognized (€46 million and €1,563 million, respectively, at December 31, 2012 and €476 million and €1,403 million, respectively, at December 31, 2011).

Recognized taxable temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets) or deferred tax liabilities related to pre-paid pensions in Alcatel-Lucent Belgium and Alcatel-Lucent USA Inc.

NOTE 10    DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2013, 2012 and 2011 were as follows:

—	in 2013: settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal;

—	in 2012: settlements of litigations related to businesses disposed of in prior periods and the Genesys business until disposal; and

—	in 2011: On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S. $1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. The Genesys business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of December 31, 2011 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position.

(In millions of euros) Income statement of discontinued operations	2013	2012	2011
Revenues	-	26	369
Cost of sales	-	(11)	(83)
Gross profit	-	15	286
Administrative and selling expenses	-	(12)	(142)
Research and development costs	-	(5)	(53)
Income (loss) from operations	-	(2)	91
Financial income (loss)	-	(1)	2
Income tax (expense) benefit (1)	-	(20)	325 (1)
Income (loss) from discontinued operations before capital gains (loss)	-	(23)	418
Net capital gain (loss) on disposal of discontinued operations (2)	(17)	-	(4)
Capital gain on disposal of Genesys net of related costs and taxes	1	689	-
Income (loss) from discontinued operations	(16)	666	414

(1)	Including as of December 31, 2011, U.S.$470 million (€338 million) of deferred tax assets recognized in relation with the disposal of Genesys in 2012. This deferred tax asset was reversed in 2012 with a corresponding negative impact of €366 million.

(2)	Related to a tax litigation connected to the disposal of our optical cable business in 2004.

During the third quarter 2012, we received a tax audit report relating to the contribution of our railway signalling business to Thales in 2006. As indicated in Note 29b, depending upon the outcome, our income (loss) from discontinued operations could be materially, negatively impacted.

Assets held for sale

For 2013, assets and liabilities of disposal groups held for sale include (i) Alcatel-Lucent Networks Services GmbH, the disposal of which was completed on January 7, 2014 in the context of the transfer of the E-Plus managed services business to ZTE, and (ii) LGS Innovations (discussed below).
On December 20, 2013, Alcatel-Lucent signed a definitive agreement for the sale of its subsidiary, LGS Innovations LLC, to a US-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant. The cash transaction will comprise a total amount of up to U.S. $200 million, of which 50 per cent will be paid at closing, and up to 50 per cent in a variable component to be determined on the divested company’s results of operations for the 2014 fiscal year. The closing of the deal is subject to certain conditions, including US Government approvals, and is targeted to occur in the first quarter of 2014.

Other assets held for sale are composed of real estate property sales that were in progress at December 31, 2013, 2012 and 2011.

At December 31, 2011, Genesys assets and liabilities were classified in assets and liabilities of disposal groups held for sale.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

(In millions of euros) Statement of financial position	December 31, 2013	December 31, 2012	December 31, 2011
Goodwill	-	-	67
Intangible and tangible assets	21	-	-
Operating working capital (1)	38	-	(12)
Cash		1	9
Pension reserves	(7)	-	-
Other assets and liabilities	(13)	(3)	2
Total assets and liabilities of disposal groups held for sale	39	(2)	66
Assets of disposal groups held for sale	133	18	194
Liabilities related to disposal groups held for sale	(94)	(20)	(128)
Real estate properties and other assets held for sale	9	2	8
Other liabilities held for sale	-	-	-
Assets held for sale and assets included in disposal groups held for sale	142	20	202
Liabilities related to disposal groups held for sale	(94)	(20)	(128)

(1)	As defined in Note 19.

The cash flows of discontinued operations were as follows:

(In millions of euros)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net income (loss) from discontinued operations	(16)	666	414
Net cash provided (used) by operating activities before changes in working capital (1)	(12)	(89)	108
Other net increase (decrease) in net cash provided (used) by operating activities	-	-	(14)
Net cash provided (used) by operating activities (A)	(12)	(89)	94
Capital expenditures (B)	-	(1)	(16)
Free cash flow: (A) + (B) (2)	(12)	(90)	78
Net cash provided (used) by investing activities excluding capital expenditures (C)	1	1,124	-
Net cash provided (used) by financing activities (D)	-	1	(80)
Total (A) + (B) + (C) + (D)	(11)	1,035	(2)

(1)	Of which €(15) million related to a tax litigation connected to the disposal of our optical cable business in 2004.

(2)	Of which €(82) million related to the Genesys business in 2012 (€81 million in 2011).

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

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	2013	2012 (1)	2011 (1)
Net income (loss) attributable to the equity owners of the parent - basic	(1,304)	(2,011)	660
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-	31
Net income (loss) - diluted	(1,304)	(2,011)	691

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

Number of shares (1)	2013	2012	2011
Weighted average number of shares - basic	2,431,168,718	2,396,818,408	2,393,578,923
Dilutive effects:
• Equity plans (stock options, RSU)	-	-	37,712,197
• Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	-	-	-
• Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	-	-	-
• 7.75% convertible trust preferred securities	-	-	-
• 2.875% Series A convertible securities	-	-	26,299,361
• 2.875% Series B convertible securities	-	-	243,831,405
Weighted average number of shares - diluted	2,431,168,718	2,396,818,408	2,701,421,886

(1)	See detail of number of shares in Note 24a

Earnings per share, attributable to the owners of the parent (in euros)	2013	2012 (1) (2)	2011 (1) (2)
Basic	(0.54)	(0.84)	0.28
Diluted	(0.54)	(0.84)	0.26

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	As a result of the 2013 capital increase made by Alcatel-Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2012 and 2011 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

Ordinary shares

Ordinary shares owned by consolidated subsidiaries of the Group	2013	2012	2011
Number of Alcatel-Lucent ordinary shares (weighted average number)	59,807,313	61,488,309	61,524,403
Number of Alcatel-Lucent share equivalents	-	-	-

Shares subject to future issuance

	December 31, 2013	December 31, 2012	December 31, 2011
Number of stock options not exercised	154,157,025	163,818,810	175,729,780

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	2013	2012	2011
Equity plans (stock options, RSU)	25,156,350	31,983,113	-
Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009 (1)	-	327,169,179	327,169,179
Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	370,379,561	-	-
7.75% convertible trust preferred securities	37,557,287	39,688,905	39,688,905
2.875% Series A convertible securities	-	68,844,512	-
2.875% Series B convertible securities	-	554,556,556	-

(1)	Alcatel-Lucent Oceane issued on June 12, 2003 was repaid in January 2011 for a nominal value of €818 million.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

NOTE  12    GOODWILL

(In millions of euros)	Net
Goodwill at December 31, 2010	4,370
Additions	2
Disposals and discontinued operations	(67)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	79
Other changes	5
Goodwill at December 31, 2011	4,389
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(522)
Net effect of exchange rate changes	(47)
Other changes	-
Goodwill at December 31, 2012	3,820
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(568)
Net effect of exchange rate changes	(99)
Other changes	3
Goodwill at December 31, 2013	3,156

Main changes accounted for in 2013

Impairment losses amounting to €568 million were accounted for during 2013 (see Note 2c and below).

Main changes accounted for in 2012

Impairment losses amounting to €522 million were accounted for during 2012 (see Note 2c and below).

Main changes accounted for in 2011

No impairment loss was accounted for during 2011 (see below).

Goodwill allocation

All goodwill recorded as of December 31, 2013, 2012 and 2011 was allocated to cash generating units.

Due to the change in organization effective July 1, 2013 (see Note 5), goodwill was reallocated, at this date, to the new Product Divisions, corresponding to the groups of cash generating units, at which level goodwill is monitored and tested for impairment.

Impairment tests of goodwill

2013 Annual impairment test of goodwill

The 2013 annual impairment test of goodwill (performed in December 2013) did not result in any impairment loss in addition to the €568 million derived from the selective impairment test performed in June 2013.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

In those groups of cash generating units (“CGU”) (Note 1g) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2013 Annual test	Net carrying amount of goodwill (1)	Difference between recoverable value (A) and carrying value of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
IP Routing division	748	3,367	11%	2%	Fair value (2)
Fixed Networks division	601	1,918	11%	1%	Fair value (2)
Submarine division	595	186	11%	2%	Fair value (2)
Other CGU	1,212	-	11%	0% to 2.5%	Fair value (2)
Total Net	3,156

(1)	At the date of the annual impairment test (i.e. performed at December 31, 2013).

(2)	As defined in Note 2c. Growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values are between +0% and +2.5% depending on the Group’s Cash Generating Units.

June 30, 2013 selective additional impairment test of goodwill

This selective additional impairment test of goodwill resulted in an impairment loss of €574 million related to the Wireless product division (see Note 2c). In those groups of cash generating units (see Note 1g) in respect of which this selective additional impairment test was performed, the data and assumptions used were as follows:

(In millions of euros) June 30, 2013 selective additional impairment tests	Net carrying amount of goodwill (1)	Difference between recoverable value (A) and carrying value of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics Terrestrial division (2)	289	136	11%	1%	Fair value (3)
Enterprise division (2)	244	113	11%	1%	Fair value (3)
Wireless division	-	-	11%	1%	Fair value (3)
Other CGU	2,720	Not applicable	Not applicable	Not applicable	Not applicable
Total Net	3,253

(1)	At the date of the selective impairment test (i.e. June 30, 2013).

(2)	Key assumptions taken to determine the recoverable value of this product division and sensitivity analysis of these assumptions are detailed in Note 2c.

(3)	As defined in Note 2c. Growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values was +1%.

Specific impairment test as of January 1, 2013 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2013, a specific impairment test was performed as of January 1, 2013 on the goodwill relating to the product divisions that changed. The remaining goodwill as of December 31, 2012 was reallocated to the new product divisions using a relative value approach similar to the one used when an entity disposes of an operation within a product division.

No impairment loss was accounted for in connection with this specific impairment test.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

2012 Annual impairment test of goodwill

In those groups of cash generating units (Note 1g) (such groups were reviewed in The Shift Plan, see Note 5) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2012 Annual test	Net carrying amount of goodwill (3)	Difference between recoverable amount (A) and carrying value of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	852 (1)	0	11.0%	1.5%	Fair value (2)
Maintenance division	1,590	1,441	11.0%	1.0%	Value in use (2)
Other CGU	1,378	-	11.0%	0% to 2.5%	Value in use or Fair value (2) (4)
Total net	3,820 (1)

(1)	The carrying value is after a €522 million impairment charge accounted for in 2012 of which €431 million related to the Optics division.

(2)	As defined in Notes 2c and 1g.

(3)	At the date of the annual impairment test (performed at December 31, 2012).

(4)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +0% and +2.5% depending on the Group’s cash generating units.

2011 Annual impairment test and additional test performed in the fourth quarter 2011

The reassessment of the Group’s outlook led to the performance of an additional impairment test of goodwill in December 2011. The 2011 annual impairment test of goodwill (performed in June 2011) and the additional impairment test (performed in December 2011) did not result in any impairment loss.

In those groups of cash generating units (Note 1g) (such groups were reviewed in The Shift Plan, see Note 5) in which there is significant goodwill, the data and assumptions used for the additional goodwill impairment test were as follows:

(In millions of euros) 2011 Additional test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying value of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,158	127	11.0%	1.0%	Fair value (1)
Maintenance division	1,655	521	11.0%	1.0%	Value in use (1)
Other CGU	1,576	-	11.0%	1% to 2%	Value in use or Fair value (1) (3)
Total net	4,389

(1)	As defined in Notes 2c and 1g.

(2)	At the date of the additional impairment test (performed at December 31, 2011).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s cash generating units.

(In millions of euros) 2011 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,143	362	10.0%	1.0%	Fair value (1)
Maintenance division	1,531	758	10.0%	1.0%	Value in use (1)
Other CGU	1,509	-	10.0%	1% to 2%	Value in use or Fair value (1) (3)
Total net	4,183

(1)	As defined in Notes 2c and 1g.

(2)	At the date of the annual impairment test (i.e. June 30, 2011).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s cash generating units.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

NOTE  13    INTANGIBLE ASSETS

a/ Changes in intangible assets, gross

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2010	2,225	5,510	7,735
Capitalization	262	43	305
Additions	-	11	11
Assets held for sale, discontinued operations and disposals	(48)	(29)	(77)
Write-offs	(49)	(3)	(52)
Net effect of exchange rate changes	48	163	211
Other changes	-	1	1
At December 31, 2011	2,438	5,696	8,134
Capitalization	270	33	303
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(13)	(13)
Write-offs	(60)	(3)	(63)
Net effect of exchange rate changes	(23)	(99)	(122)
Other changes	(12)	3	(9)
At December 31, 2012	2,613	5,630	8,243
Capitalization	189	32	221
Additions-	-	7	7
Assets held for sale, discontinued operations and disposals	-	(10)	(10)
Write-offs	(382)	(91)	(473)
Net effect of exchange rate changes	(40)	(216)	(256)
Other changes	-	6	6
At December 31, 2013	2,380	5,358	7,738

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

b/ Changes in amortization of intangible assets and impairment losses

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2010	(1,656)	(4,023)	(5,679)
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Write-offs	49	3	52
Assets held for sale, discontinued operations and disposals	21	24	45
Net effect of exchange rate changes	(35)	(139)	(174)
Other changes	-	-	-
At December 31, 2011	(1,878)	(4,482)	(6,360)
Amortization	(282)	(303)	(585)
Impairment losses (1)	(122)	(191)	(313)
Write-offs	60	3	63
Assets held for sale, discontinued operations and disposals	-	11	11
Net effect of exchange rate changes	18	88	106
Other changes	12	(2)	10
At December 31, 2012	(2,192)	(4,876)	(7,068)
Amortization	(223)	(148)	(371)
Impairment losses (1)	-	4	4
Write-offs	382	91	473
Assets held for sale, discontinued operations and disposals	-	8	8
Net effect of exchange rate changes	31	189	220
Other changes	-	(3)	(3)
At December 31, 2013	(2,002)	(4,735)	(6,737)

(1)	Refer to Note 2c.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

c/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2010	569	1,487	2,056
Capitalization	262	43	305
Additions	-	11	11
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Assets held for sale, discontinued operations and disposals	(27)	(5)	(32)
Net effect of exchange rate changes	13	24	37
Other changes	-	1	1
At December 31, 2011	560	1,214	1,774
Capitalization	270	33	303
Additions	-	13	13
Amortization	(282)	(303)	(585)
Impairment losses (1)	(122)	(191)	(313)
Assets held for sale, discontinued operations and disposals	-	(2)	(2)
Net effect of exchange rate changes	(5)	(11)	(16)
Other changes	-	1	1
At December 31, 2012	421	754	1,175
Capitalization	189	32	221
Additions	-	7	7
Amortization	(223)	(148)	(371)
Impairment losses (1)	-	4	4
Assets held for sale, discontinued operations and disposals	-	(2)	(2)
Net effect of exchange rate changes	(9)	(27)	(36)
Other changes	-	3	3
At December 31, 2013	378	623	1,001

(1)	Refer to Note 2c.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

NOTE  14    PROPERTY, PLANT AND EQUIPMENT

a/ Changes in property, plant and equipment, gross

(In millions of euros)	Land (1)	Buildings & vessels (1)	Plant, equipment and tools (1)	Other (1)	Total
At December 31, 2010	123	1,048	2,773	736	4,680
Additions	-	11	106	155	272
Assets held for sale, discontinued operations and disposals	(1)	(49)	(152)	(28)	(230)
Write-offs	-	(1)	(8)	(3)	(12)
Changes in consolidated group	-	4	4	3	11
Net effect of exchange rate changes	3	25	56	11	95
Other changes	1	(2)	105	(153)	(49)
At December 31, 2011	126	1,036	2,884	721	4,767
Additions	-	5	97	197	299
Assets held for sale, discontinued operations and disposals	-	(26)	(121)	(21)	(168)
Write-offs	-	-	(6)	(3)	(9)
Changes in consolidated group	-	2	(3)	-	(1)
Net effect of exchange rate changes	(2)	(12)	(27)	(7)	(48)
Other changes	-	(5)	111	(126)	(20)
At December 31, 2012	124	1,000	2,935	761	4,820
Additions	-	13	90	220	323
Assets held for sale, discontinued operations and disposals	(30)	(42)	(123)	(12)	(207)
Write-offs	-	(2)	(222)	(29)	(253)
Changes in consolidated group	-	-	-	(1)	(1)
Net effect of exchange rate changes	(4)	(30)	(73)	(22)	(129)
Other changes	-	(8)	109	(149)	(48)
At December 31, 2013	90	931	2,716	768	4,505

(1)	The figures for the years 2012, 2011 and 2010 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

b/ Changes in accumulated depreciation of property, plant and equipment and impairment losses

(In millions of euros)	Land (1)	Buildings & vessels (1)	Plant, equipment and tools (1)	Other (1)	Total
At December 31, 2010	(12)	(512)	(2,305)	(573)	(3,402)
Depreciation charge	-	(57)	(216)	(35)	(308)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	8	3	12
Assets held for sale, discontinued operations and disposals	-	39	146	26	211
Changes in consolidated group	-	(5)	(3)	(3)	(11)
Net effect of exchange rate changes	-	(12)	(47)	(8)	(67)
Other changes	-	6	28	(4)	30
At December 31, 2011	(12)	(540)	(2,389)	(594)	(3,535)
Depreciation charge	(1)	(68)	(220)	(36)	(325)
Impairment losses (2)	(4)	(16)	(41)	2	(59)
Reversals of impairment losses (2)	-	-	-	-	-
Write-offs	-	-	6	3	9
Assets held for sale, discontinued operations and disposals	-	22	120	22	164
Changes in consolidated group (3)	-	2	2	-	4
Net effect of exchange rate changes	-	6	23	4	33
Other changes	-	21	20	(19)	22
At December 31, 2012	(17)	(573)	(2,479)	(618)	(3,687)
Depreciation charge	(1)	(51)	(206)	(37)	(295)
Impairment losses (2)	(4)	-	(1)	-	(5)
Reversals of impairment losses (2)	4	2	12	-	18
Write-offs	-	2	222	29	253
Assets held for sale, discontinued operations and disposals	2	27	115	12	156
Changes in consolidated group	-	-	-	(1)	(1)
Net effect of exchange rate changes	-	17	60	17	94
Other changes	6	18	-	13	37
At December 31, 2013	(10)	(558)	(2,277)	(585)	(3,430)

(1)	The figures for the years 2012, 2011 and 2010 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Refer to Note 2d.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

c/ Changes in property, plant and equipment, net

(In millions of euros)	Land (1)	Buildings & vessels (1)	Plant, equipment and tools (1)	Other (1)	Total
At December 31, 2010	111	536	468	163	1,278
Additions	-	11	106	155	272
Depreciation charge	-	(57)	(216)	(35)	(308)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(1)	(10)	(6)	(2)	(19)
Changes in consolidated group	-	(1)	1	-	-
Net effect of exchange rate changes	3	13	9	3	28
Other changes	1	3	133	(156)	(19)
At December 31, 2011	114	495	495	128	1,232
Additions	-	5	97	197	299
Depreciation charge	(1)	(68)	(220)	(36)	(325)
Impairment losses (2)	(4)	(16)	(41)	2	(59)
Reversals of impairment losses (2)	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	-	(3)	(1)	-	(4)
Changes in consolidated group	-	4	(1)	-	3
Net effect of exchange rate changes	(2)	(6)	(4)	(3)	(15)
Other changes	0	16	131	(145)	2
At December 31, 2012	107	427	456	143	1,133
Additions	-	13	90	220	323
Depreciation charge	(1)	(51)	(206)	(37)	(295)
Impairment losses (2)	(4)	-	(1)	-	(5)
Reversals of impairment losses (2)	4	2	12	-	18
Assets held for sale, discontinued operations and disposals	(28)	(15)	(8)	-	(51)
Changes in consolidated group	-	-	-	(2)	(2)
Net effect of exchange rate changes	(4)	(13)	(13)	(5)	(35)
Other changes	6	10	109	(136)	(11)
At December 31, 2013	80	372	440	183	1,075

(1)	The figures for the years 2012, 2011 and 2010 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Refer to Note 2d.

NOTE 15     FINANCE LEASES AND OPERATING LEASES

a/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €51 million at December 31, 2013 (€53 million at December 31, 2012 and €38 million at December 31, 2011). Such finance leases relate primarily to IS/IT equipment sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 33).

Future minimum lease payments under non-cancellable finance leases are shown in Note 33a - Off balance sheet commitments.

b/ Operating leases

Future minimum lease payments under non-cancellable operating leases are shown in Note 33a - Off balance sheet commitments.

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €76 million at December 31, 2013 (€99 million at December 31, 2012 and €115 million at December 31, 2011).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2013	2012	2011
Lease payments - minimum	230	231	249
Lease payments - conditional	2	7	4
Sublease rental income	(26)	(26)	(23)
Total recognized in the income statement	206	212	230

NOTE 16    INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES, JOINT VENTURES AND INTERESTS IN SUBSIDIARIES

a/ Investment in net assets of equity affiliates

	Value
(In millions of euros)	2013	2012 (1)	2011 (1)
Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9	4
Alda Marine	13	11	9
AMIRIB	7	3	-
Other (less than €5 million each)	6	6	8
Investment in net assets of equity affiliates	35	29	21

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	2013	2012 (1)	2011 (1)
Carrying amount at January 1	29	21	15
Change in equity affiliates accounted for under the equity method	-	2	-
Share of net income (loss)	7	5	7
Net effect of exchange rate changes	-	1	-
Other changes	(1)	-	(1)
Carrying amount at December 31	35	29	21

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

c/ Summarized financial information for equity affiliates

Aggregated financial information for equity affiliates as if those entities were consolidated at 100%:

(In millions of euros)	2013	2012 (1)	2011 (1)
Total assets	194	238	382
Liabilities (excluding equity)	109	168	344
Equity	86	70	38
Revenues	104	119	131
Net income (loss) attributable to equity owners of the parent	20	16	18

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

d/ Interests in subsidiaries

The Group has a non-wholly owned subsidiary, Alcatel-Lucent Shanghai Bell Co. Ltd, which has material non-controlling interests. Alcatel-Lucent Shanghai Bell Co. Ltd and its subsidiaries in China and in the rest of the world, including the RFS Group, make up the “Alcatel-Lucent Shanghai Bell Group”. Non-controlling interests in other subsidiaries are individually immaterial

		Of which Alcatel-Lucent Shanghai Bell Group
(In millions of euros)	Non- controlling interests	Net contribution	Eliminations	Before intragroup eliminations
Balance at December 31, 2010	660	578	-	-
Non-controlling interests in 2011 income	49	42	1	41
Other changes (1)	38	39	-	-
Balance at December 31, 2011	747	659	-	-
Capital increase	122	122	-	-
Non-controlling interests in 2012 income	(77)	(92)	(3)	(89)
Other changes (1)	(47)	(23)	-	-
Balance at December 31, 2012	745	666	-	-
Non-controlling interests in 2013 income	10	2	(4)	6
Other changes (1)	(25)	(13)	-	-
Balance at December 31, 2013	730	655	-	-

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests, dividends paid and the currency translation impact.

Alcatel-Lucent Shanghai Bell Group - Summarized financial information

(In millions of euros) - Amounts before intragroup eliminations	2013	2012 (5)	2011
Income statement
Revenues	2,130	2,197	2,033
Income (loss) from operations	(8)	(188)	113
Net Income (loss)	3	(196)	82
Attributable to:
- Equity owners of the parent	(3)	(107)	41
- Non-controlling interests	6	(89)	41
Statement of financial position
Non-current assets/liabilities net	316	292	485
Operating working capital (1)	(10)	33	107
Net cash (debt) (2) (4)	1,095	1,104	1,027
Statement of cash flows
Net cash provided (used) by operating activities	101	90	107
Free cash flow (3)	19	22	52
Net cash provided (used) by investing activities	(28)	(133)	(182)
Net cash provided (used) by financing activities	(76)	107	(20)
Of which dividends paid to non-controlling interests	-	(18)	(10)

(1)	As defined in Note 19.

(2)	As defined in Note 27.

(3)	As defined in Note 32b.

(4)	Includes €652 million cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2013 (€819 million as of December 31, 2012 and €754 million as of December 31, 2011).

(5)	Including RFS Group as from April 1, 2012.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

NOTE 17     FINANCIAL ASSETS

	December 31, 2013			December 31, 2012			December 31, 2011
(In millions of euros)	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total
Financial assets available for sale	172	158	330	181	146	327	216	133	349
Financial assets at fair value through profit or loss	91	2,101	2,192	98	1,382	1,480	101	806	907
Financial assets at amortized cost (3)	59	-	59	62	-	62	224	-	224
Total	322	2,259	2,581	341	1,528	1,869	541	939	1,480

(1)	Of which €22 million matures within one year as of December 31, 2013 (€47 million as of December 31, 2012 and €210 million as of December 31, 2011).

Of which €7 million of financial assets at amortized cost represented a loan to Alda Marine and AMIRIB as of December 31, 2013 (to Alda Marine and AMIRIB: €24 million as of December 31, 2012 and to only Alda Marine: €37 million as of December 31, 2011).

(2)	All of which is current as of December 31, 2013, 2012 and 2011.

(3)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2013 of €40 million that was booked directly in equity (€29 million as of December 31, 2012 and €13 million as of December 31, 2011).

a/ Financial assets available for sale

	December 31, 2013			December 31, 2012			December 31, 2011
(In millions of euros)	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	181	146	327	216	133	349	202	145	347
Additions/(disposals)	3	-	3	(24)	(3)	(27)	7	(8)	(1)
Fair value changes	(1)	12	11	-	16	16	(2)	(9)	(11)
Impairment losses (1)	(1)	-	(1)	(6)	-	(6)	(2)	2	-
Change in consolidated group	-	-	-	-	-	-	-	-	-
Other changes	(10)	-	(10)	(5)	-	(5)	11	3	14
Net carrying amount at December 31	172	158	330	181	146	327	216	133	349
Of which:
• at fair value (2)	7	158	165	8	146	154	8	131	139
• at cost	165	-	165	173	-	173	208	1	209

(1)	Included in the amounts reported in Note 7.

(2)	Fair value hierarchy is presented in Note 1q ii.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros) Fair value changes:	2013	2012	2011
Fair value changes recognized directly in other comprehensive income	11	16	(6)
Changes resulting from gains (losses) previously recognized in other comprehensive income now recognized in net income (loss) due to disposals	-	-	(5)
Total	11	16	(11)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18, NOTE 19

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2013	2012	2011
Net carrying amount at January 1	1,480	907	603
Additions/(disposals)	715	569	279
Fair value changes	6	9	3
Other changes	(9)	(5)	22
Net carrying amount at December 31	2,192	1,480	907

c/ Financial assets at amortized cost

(In millions of euros)	2013	2012	2011
Net carrying amount at January 1	62	224	119
Additions/(disposals)	(16)	(13)	8
Impairment losses	1	(24)	-
Change in consolidated group		-	-
Other changes (reclassifications)	12	(125)	97
Net carrying amount at December 31	59	62	224

NOTE 18    CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

(In millions of euros)	December 31, 2013	December 31, 2012 (1)	December 31, 2011 (1)
Cash	2,473	2,362	2,315
Cash equivalents	1,623	1,039	1,218
Of which money market mutual funds	1,476	906	376
Of which Other (certificates of deposit, treasury bills, etc)	147	133	842
Cash and Cash Equivalents - excluding discontinued operations	4,096	3,401	3,533
Cash in discontinued operations	-	-	9
Cash and Cash Equivalents - including discontinued operations	4,096	3,401	3,542

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IFRS 11 “Joint Arrangements” (see Note 4).

As of December 31, 2011, €9 million of cash was reclassified in assets held for sale due to the pending disposal of Genesys (see Note 10).

As of December 31, 2013, €756 million of cash and cash equivalents were held in countries subject to exchange control restrictions (mainly China) (€949 million as of December 31, 2012 and €959 million as of December 31, 2011).

NOTE 19     OPERATING WORKING CAPITAL

Operating working capital

(In millions of euros)	December 31, 2013	December 31, 2012 (1)	December 31, 2011 (1)
Inventories and work in progress, net	1,935	1,940	1,975
Trade receivables and other receivables, net (2)	2,482	2,860	3,407
Advances and progress payments	46	53	64
Customers’ deposits and advances	(681)	(718)	(590)
Trade payables and other payables	(3,518)	(3,726)	(3,893)
Operating working capital, net	264	409	963

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 28.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20

(In millions of euros)	December 31, 2012 (1)	Cash flow	Change in consolidated group (3)	Translation adjustments and other	December 31, 2013
Inventories and work in progress	2,388	209	(47)	(220)	2,330
Trade receivables and other receivables (2)	2,980	(158)	(59)	(124)	2,639
Advances and progress payments	53	(5)	-	(2)	46
Customers’ deposits and advances	(718)	22	(9)	24	(681)
Trade payables and other payables	(3,726)	(25)	59	174	(3,518)
Operating working capital, gross	977	43	(56)	(148)	816
Cumulated valuation allowances	(568)	-	-	16	(552)
Operating working capital, net	409	43	(56)	(132)	264

(1)	The figures for the year 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 28.

(3)	Mainly related to the Alcatel-Lucent Networks Services GmbH and LGS Innovations LLC which were reclassified in assets and liabilities of disposal groups held for sale.

Amounts due to / from customers on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2013	December 31, 2012	December 31, 2011
Amounts due from customers on construction contracts	757	723	557
Amounts due to customers on construction contracts	(82)	(103)	(57)
Total	675	620	500
Work in progress on construction contracts, gross	487	493	257
Work in progress on construction contracts, depreciation	(2)	(23)	(7)
Accrued receivables on construction contracts	270	262	347
Product sales reserves - construction contracts	(80)	(112)	(97)
Total	675	620	500

NOTE 20    INVENTORIES AND WORK IN PROGRESS

a/ Analysis of net value

(In millions of euros)	2013	2012	2011
Raw materials and goods	265	283	387
Work in progress excluding construction contracts	817	845	874
Work in progress on construction contracts, gross	487	493	257
Finished products	761	767	912
Gross value	2,330	2,388	2,430
Valuation allowance	(395)	(448)	(455)
Total, net	1,935	1,940	1,975

b/ Change in valuation allowance

(In millions of euros)	2013	2012	2011
At January 1	(448)	(455)	(436)
(Additions)/ reversals	(106)	(171)	(170)
Utilization	45	40	31
Changes in consolidated group	9	-	1
Net effect of exchange rate changes and other changes	105	138	119
At December 31	(395)	(448)	(455)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21, NOTE 22, NOTE 23, NOTE 24

NOTE 21    TRADE RECEIVABLES AND RELATED ACCOUNTS

(In millions of euros)	2013	2012 (1)	2011 (1)
Receivables bearing interest	5	41	114
Other trade receivables	2,634	2,939	3,416
Gross value	2,639	2,980	3,530
Accumulated impairment losses	(157)	(120)	(123)
Total, net	2,482	2,860	3,407
Of which due after one year on the net value	39	55	95

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

NOTE 22    OTHER ASSETS AND LIABILITIES

(In millions of euros) Other assets	December 31, 2013	December 31, 2012 (1)	December 31, 2011 (1)
Other current assets	751	726	976
Other non-current assets	413	428	296
Total	1,164	1,154	1,272
Of which:
• Currency derivatives	18	29	65
• Interest-rate derivatives - hedging	11	33	36
• Interest-rate derivatives - other	-	-	1
• Commodities derivatives	-	-	-
• Other tax receivables	747	698	658
• Other current and non-current assets	388	394	512

(In millions of euros) Other liabilities	December 31, 2013	December 31, 2012 (1)	December 31, 2011 (1)
Other current liabilities	(1,237)	(1,204)	(1,727)
Other non-current liabilities	(188)	(177)	(211)
Total	(1,425)	(1,381)	(1,938)
Of which:
• Currency derivatives	(54)	(40)	(76)
• Interest-rate derivatives - hedging	(21)	-	-
• Interest-rate derivatives - other	-	(1)	(4)
• Commodities derivatives	-	-	-
• Other tax payables	(287)	(291)	(315)
• Accrued wages and social charges	(794)	(768)	(1,055)
• Other current and non-current liabilities	(269)	(281)	(488)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

NOTE  23    ALLOCATION OF 2013 NET INCOME (LOSS)

Our Board of Directors will propose at the Annual Shareholders’ Meeting to be held on May 28, 2014 not to distribute a dividend for the year ended December 31, 2013. No dividends were distributed for the years  2012 and 2011.

NOTE  24    EQUITY

a/ Number of shares comprising the capital stock

Number of shares	2013	2012	2011
Number of ordinary shares issued (share capital)	2,808,554,197	2,326,563,826	2,325,383,328
Treasury shares	(51,894,411)	(58,180,222)	(58,219,944)
Number of shares in circulation	2,756,659,786	2,268,383,604	2,267,163,384
Weighting effect of share issues (of which stock options exercised)	(317,578,166)	(131,742,891)	129,719,998
Weighting effect of treasury shares	(7,912,902)	(3,308,087)	(3,304,459)
Number of shares used for calculating basic earnings per share	2,431,168,718	2,396,818,408	2,393,578,923

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

b/ Capital stock and additional paid-in capital

At December 31, 2013, the capital stock consisted of 2,808,554,197 ordinary shares of nominal value €0.05 (2,326,563,826 ordinary shares of nominal value €2 at December 31, 2012 and 2,325,383,328 ordinary shares of nominal value €2 at December 31, 2011).

During 2013, variations in capital stock and additional paid-in capital amounted to €990 million. These variations related to the following transactions:

—	issuance of 455,568,488 shares for €926 million (including additional paid-in capital of €903 million);

—	issuance of 10,763,621 shares for €16 million, mainly as a result of the exercise of options and the vesting of performance shares (including additional paid-in capital of €11 million);

—	conversion of the outstanding Oceane convertible bonds due 2015 into 15,658,262 Alcatel-Lucent shares generating a capital increase of €48 million (including additional paid-in capital of €47 million); and

—	capital reduction of €1.95 per share from a nominal value of €2 to €0.05 generating a decrease in nominal value of capital stock of €4,542 million and an increase in additional paid-in capital of €4,542 million.

During 2012, increases in capital stock and additional paid-in capital amounted to €0 million. These increases related to the following transactions:

—	issuance of 1,180,498 shares for €0 million, as a result of the exercise of performance shares (including additional paid-in capital of €(2) million).

During 2011, increases in capital stock and additional paid-in capital amounted to €16 million. These increases related to the following transactions:

—	issuance of 6,877,148 shares for €15 million, as a result of the exercise of options and performance shares (including additional paid-in capital of €1 million);

—	conversion of 20,632 convertible bonds into Alcatel-Lucent shares generating a capital increase of €0 million (including additional paid-in capital of €0 million); and

—	redemption of 100,000 bonds mandatorily redeemable for Alcatel-Lucent shares (ORA) issued in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of €1 million (including additional paid-in capital of €1 million).

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

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2013	2012	2011
Compensation expense for share-based payments	27	35	35
Presented in the income statement:
— cost of sales	5	6	7
— administrative and selling expenses	13	22	20
— research and development costs	6	7	8
— restructuring costs	3	-	-
Of which equity settled	19	26	29
Of which cash settled (1)	8	9	6

(1)	Includes grants of phantom shares and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

The reserve for cash settled instruments is €6 million at December 31, 2013 (€8 million at December 31, 2012 and €3 million at December 31, 2011).

Stock options

Details of stock options at December 31, 2013 are as follows:

Grant date	Exercise period	Exercise price (1)	Number of stock options granted (1)	Number of outstanding stock options (1)	Number of vested stock options (1)
3/8/06	3/8/07 to 3/7/14	€11.072	17,511,606	9,209,086	9,209,086
5/15/06	5/15/07 to 5/14/14	€11.356	124,264	26,214	26,214
8/16/06	8/16/07 to 8/15/14	€8.801	349,832	234,032	234,032
11/8/06	11/8/07 to 11/7/14	€9.841	122,085	18,285	18,285
3/1/07	3/1/08 to 2/28/15	€9.463	210,665	111,707	111,707
3/28/07	3/28/08 to 3/27/15	€8.611	41,293,536	22,145,207	22,145,207
8/16/07	8/16/08 to 8/15/15	€8.517	347,323	143,703	143,703
11/15/07	11/15/08 to 11/14/15	€5.962	301,216	125,445	125,445
3/25/08	3/25/09 to 3/24/16	€3.596	49,601,042	29,393,459	29,393,459
7/1/08	7/1/09 to 6/30/16	€4.164	229,515	107,965	107,965
9/17/08	9/17/09 to 9/16/16	€3.691	258,869	165,119	165,119
12/31/08	12/31/09 to 12/30/16	€1.893	2,099,746	715,928	715,928
3/18/09	3/18/10 to 3/17/17	€1.893	54,344,640	34,431,414	34,431,414
7/1/09	7/1/10 to 6/30/17	€1.893	458,597	225,580	225,580
10/1/09	10/1/10 to 9/30/17	€2.744	287,390	90,891	90,891
12/1/09	12/1/10 to 11/30/17	€2.366	110,985	38,047	38,047
3/17/10	3/17/11 to 3/16/18	€2.271	19,492,023	13,334,155	12,533,074
7/1/10	7/1/11 to 6/30/18	€2.082	739,569	324,184	305,075
10/1/10	10/1/11 to 9/30/18	€2.176	892,366	764,582	468,516
12/9/10	12/9/11 to 12/8/18	€2.082	130,655	95,843	77,077
3/1/11	3/1/12 to 2/28/19	€3.028	635,597	569,097	526,839
3/16/11	3/16/12 to 3/15/19	€3.501	11,738,649	8,816,712	5,267,836
6/1/11	6/1/12 to 5/31/19	€3.974	427,713	233,512	143,501
9/1/11	9/1/12 to 8/31/19	€2.366	178,297	135,547	70,806
12/1/11	12/1/12 to 11/30/19	€1.893	152,467	129,217	65,531
3/14/12	3/14/13 to 3/13/20	€1.893	11,286,981	9,237,501	2,095,927
8/13/12	8/13/13 to 8/12/20	€1.893	399,202	161,048	41,070
12/17/12	12/17/13 to 12/16/20	€1.893	99,628	95,128	23,770
7/12/13	7/12/14 to 7/11/21	€1.419	23,655,950	22,931,052	0
Spatial Wireless 5/28/01 to 10/14/04	5/28/02 to 10/14/14	€0.24 to €8.611	1,600,003	142,577	142,577
Lucent 4/6/97 to 10/2/06	4/6/98 to 5/3/14	€0.28 to €10.00	4,554,909	4,788	4,788

(1)	Values have been updated to reflect the capital increase.

Conditions of settlement

All stock options granted by historical Alcatel or historical Lucent (each prior to the business combination) or Alcatel-Lucent are exclusively settled in shares.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Vesting conditions for plans covered by IFRS 2

Vesting	Options granted before May 2010 (except for the March 2009 grant to all employees and options granted after May 2008 to Management Committee members)	Options granted after May 2008 and before December 2010 to Management Committee members	Options granted after January 2011 to Management Committee members	Options granted in March 2009 to all employees	Options granted after June 2010 to employees (ex Management Committee members)
Service conditions	Successive portions over 4 years: 25% of the options are vested after 12 months and, for each month after the first year, 1/48.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Number of options and exercise prices

Information on the number of stock options and exercise prices is presented below:

	All plans
	Number of stock options	Weighted average exercise price (in euros)
At January 1, 2011	196,701,697	6.16
Granted	12,587,343	3.66
Exercised	(6,213,092)	2.40
Forfeited	(10,056,788)	7.70
Expired	(17,139,380)	10.80
At December 31, 2011	175,879,780	5.58
Granted	11,255,155	2.00
Exercised	(46,596)	0.76
Forfeited	(10,926,218)	4.91
Expired	(12,437,061)	13.20
at December 31, 2012	163,725,060	4.80
Granted until December 9, 2013	22,417,900	1.50
Exercised until December 9, 2013	(5,396,922)	2.06
Forfeited until December 9, 2013	(18,274,115)	4.46
Expired until December 9, 2013	(12,636,462)	9.76
at December 9, 2013 before capital increase	149,835,461	4.03
Capital increase effect	8,553,374	(0.22)
at December 9, 2013 after capital increase	158,388,835	3.81
Exercised from December 10, 2013 to December 31, 2013	(2,537,051)	1.97
Forfeited from December 10, 2013 to December 31, 2013	(1,693,337)	4.68
Expired from December 10, 2013 to December 31, 2013	(1,422)	1.19
Outstanding at December 31, 2013	154,157,025	3.83

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

Assumptions and fair values for the main plans are as follows:

Plan	Grant date	Share price at grant date (in euros)	Expected volatility	Risk-free rate	Distribution rate on future income	Fair value (in euros)
March 2008	03/25/2008	3.80	45%	3.90%	0.8% per year	1.50
March 2009	03/18/2009	1.228	64%	3.00%	0.8% per year	0.49
March 2009 All employees	03/18/2009	1.228	64%	3.00%	0.8% per year	0.46
March 2010	03/17/2010	2.400	45%	3.00%	0.8% per year	0.95
March 2011	03/16/2011	3.700	40%	3.00%	0.8% per year	1.40
March 2012	03/14/2012	1.800	60%	1.50%	0.8% per year	0.82
July 2013	07/12/2013	1.500	58%	1.50%	0.8% per year	0.68

Other plans have fair values between €0.28 and €2.13 and a weighted average fair value of €1.04.

Plans related to acquired companies

Certain plans that existed at companies acquired in business combinations were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the option lives of the original plans remain in place.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Number of performance shares granted and changes in number of performance shares

The change in number of performance shares is shown below:

(In number of performance shares) Grant date	10/29/08	03/18/09	03/17/10	03/16/11	03/14/12	07/12/13
Outstanding at December 31, 2010	250,000	6,490,682	7,068,721	-	-	-
Granted	-		-	10,139,786	-	-
Acquired	(250,000)	(515,205)	(1,958)	-	-	-
Forfeited	-	(672,314)	(192,785)	(355,576)	-	-
Outstanding at December 31, 2011	-	5,303,163	6,873,978	9,784,210	-	-
Granted	-	-	-	-	10,674,215	-
Acquired	-	(2,017)	(1,177,356)	(6,637)	(1,500)	-
Forfeited	-	(78,279)	(248,610)	(532,232)	(382,852)	-
Outstanding at December 31, 2012	-	5,222,867	5,448,012	9,245,341	10,289,863	-
Granted until December 9, 2013	-	-	-	-	-	2,368,500
Acquired until December 9, 2013	-	(1,880,603)	(3,716)	(988,790)	(10,350)	-
Forfeited until December 9, 2013	-	(3,342,264)	(17,496)	(1,085,897)	(1,227,938)	-
at December 9, 2013 before capital increase	-	-	5,426,800	7,170,654	9,051,575	2,368,500
Capital increase effect	-	-	312,876	410,201	517,299	134,497
at December 9, 2013 after capital increase	-	-	5,739,676	7,580,855	9,568,874	2,502,997
Acquired from December 10, 2013 to December 31, 2013	-	-	-	-	-	-
Forfeited from December 10, 2013 to December 31, 2013	-	-	(2,617)	(1,639)	(194,254)	(84,544)
Outstanding at December 31, 2013	-	-	5,737,059	7,579,216	9,374,620	2,418,453

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

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

—	March 18, 2009 plan: fair value of €1.19;

—	March 17, 2010 plan: fair value of €2.40;

—	March 16, 2011 plan: fair value of €3.05;

—	March 14, 2012 plan: fair value of €1.41; and

—	July 12, 2013 plan: fair value of €1.09.

d/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, which was renewed at the shareholders’ annual general meeting held on May 7, 2013, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2013 (no shares were purchased in 2012 or 2011).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,428 million at December 31, 2013 (€1,567 million at December 31, 2012 and €1,566 million at December 31, 2011). They are deducted at cost from equity.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

e/ Non-controlling interests

(In millions of euros)
Balance at December 31, 2010	660
Other changes (1)	38
Non-controlling interests in 2011 income	49
Balance at December 31, 2011	747
Other changes (1)	75
Non-controlling interests in 2012 income	(77)
Balance at December 31, 2012	745
Other changes (1)	(25)
Non-controlling interests in 2013 income	10
Balance at December 31, 2013	730

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests.

NOTE 25     COMPOUND FINANCIAL INSTRUMENTS

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2018			Oceane 2015
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012	December 31, 2011
Statement of financial position
Equity component	114	-	-	-	98	139
Equity	114	-	-	-	98	139
Convertible bonds - due after one year	515	-	-	-	902	861
Convertible bonds - due within one year and interest paid and payable	13	-	-	-	25	26
Financial debt	528	-	-	-	927	887
Income statement
Finance costs relating to gross debt	(23)	-	-	(51)	(92)	(88)

(In millions of euros)	7.75% Alcatel-Lucent USA, Inc.			2.875% Series A, Alcatel-Lucent USA, Inc.			2.875% Series B, Alcatel-Lucent USA, Inc.
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012	December 31, 2011
Statement of financial position
Equity component	-	63	76	-	22	24	-	11	259
Equity	-	63	76	-	22	24	-	11	259
Convertible bonds - due after one year	-	656	660	-	51	51	-	-	444
Convertible bonds - due within one year and interest paid and payable	677 (1)	2	3	-	-	-	-	570 (1)	1
Financial debt	677	658	663	-	51	51	-	570	445
Income statement
Finance costs relating to gross debt	(64)	(66)	(60)	(3)	(4)	(3)	(19)	(36)	(28)

(1)	Includes €2 million of accrued interest on Alcatel-Lucent USA, Inc. 7.75% as of December 31, 2013 and €1 million of accrued interest on Alcatel-Lucent USA, Inc. 2.875% Series B as of December 31, 2012.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

a/ OCEANE (Obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) issued by Alcatel-Lucent

4.25% Oceane maturing July 1, 2018

On July 3, 2013, Alcatel-Lucent issued 349,414,680 bonds having a nominal value of € 1.80 each, convertible into new or existing ordinary shares (OCEANE) for a total value of € 629 million. These bonds mature on July 1, 2018 and bear interest at a rate of 4.25% per annum.

The bond holders may request that the bonds be converted and/or exchanged into new and/or existing shares of Alcatel-Lucent at the ratio of 1.06 shares per €1.80 nominal value of bond (the initial ratio was one share per €1.80 nominal value of bond and was changed because of the capital increase of December 2013) at any time from August 12, 2013 and until the seventh business day preceding the maturity date or the relevant early redemption date.

Moreover, these bonds have a buy-back option that Alcatel-Lucent can exercise in the period from August 1, 2016 until maturity, if the quoted price of Alcatel-Lucent’s ordinary shares exceeds 130% of the par value of the bonds.

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €516 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component was valued at €113 million at the date of issuance and included in equity.

The costs that relate to the issue of a compound financial instrument are allocated to the component parts in proportion to the allocation of proceeds. The costs allocated to the debt component were valued at € 11 million. Thus the carrying value of the debt component at the date of issuance was € 505 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, which was €124 million, is amortized in finance costs over the life of the debt.

The effective rate of interest of the debt component is 9.10% per annum

At December 31, 2013, the fair value of the debt component of the OCEANE bonds was €601 million (see Note 27h) and the market value of the OCEANE bonds was €1,327 million.

5.00% Oceane maturing January 1, 2015

On September 10, 2009, Alcatel-Lucent issued 309,597,523 bonds having a nominal value of €3.23 each, convertible into new or existing ordinary shares (OCEANE) for a total value of €1,000 million. These bonds mature on January 1, 2015 and bear interest at a rate of 5.00% per annum.

The bond holders may request that the bonds be converted and/or exchanged into new and/or existing shares of Alcatel-Lucent at any time from October 20, 2009 and until the seventh business day preceding the maturity date or the relevant early redemption date.

Moreover, these bonds have a buy-back option that Alcatel-Lucent can exercise in the period from January 1, 2014 until the maturity date of the bonds, if the quoted price of the Alcatel-Lucent’s ordinary shares exceeds 130% of the par value of the bonds.

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

The costs allocated to the debt component were valued at €21 million. Thus the carrying value of the debt component at the date of issuance was €779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €221 million, is amortized in finance costs over the life of the debt.

A nominal value of €952 million was repaid in 2013 and a nominal value of €48 million was converted into new shares in December 2013 (see Note 27).

The outstanding nominal value of the OCEANE 2015 was nil at December 31, 2013.

The effective rate of interest of the debt component was 10.45% per annum including debt issuance costs.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

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

During the year 2012, we repurchased Alcatel-Lucent USA, Inc. 2.875% Series B convertible bonds for a nominal value of U.S.$115.5 million.

As explained in Note 2j, we re-assessed at the end of the second quarter of 2012 the reliability of the future estimated cash flows related to Alcatel-Lucent USA, Inc. 2.875% Series B convertible debenture, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders would ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of US$(229) million for 2012 (€(178) million, see Note 8) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

The outstanding nominal value of the 2.875% Series B convertible debentures was US$765 million just before June 15, 2013. By this date, a nominal value of US$ 764 million of Series B debentures had been presented for payment pursuant to our mandatory purchase offer of May 14, 2013 (see Note 2j). The US$764 million plus accrued interest was paid in cash to the bondholders on June 15, 2013. For the remaining US$1 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2019 was too far in the future and too many uncertainties existed concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2019. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding 2.875% Series B convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2025.

The remaining nominal value of US$1 million of Series B bonds was repaid in the fourth quarter of 2013 (see Note 27).

The outstanding nominal value of the Series A bonds at December 31, 2012 (i.e. U.S.$ 95 million) was repaid in full in the fourth quarter of 2013 (see Note 27).

The outstanding nominal values of the 2.875% Series A convertible debentures and of the 2.875% Series B convertible debentures are nil at December 31, 2013.

The effective rate of interest of the debt component was 6.79% for the 2.875% Series A convertible debentures and 6.83% for the 2.875% Series B convertible debentures.

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

Alcatel-Lucent USA Inc. had the right to redeem the debentures, in whole or in part, for cash at par. To the extent Alcatel-Lucent USA Inc. redeemed debentures, the Trust was required to redeem a corresponding amount of trust preferred securities. Alcatel-Lucent USA Inc. had irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Alcatel-Lucent USA Inc. made payments on the debentures to the Trust.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

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

Conversion ratio	40.3306
Conversion price (1)	U.S.$24.80
Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

(1)	On December 9, 2013, the conversion price was modified to U.S.$24.17 following the capital increase of Alcatel-Lucent.

The outstanding nominal value of the 7.75% convertible debentures was U.S.$931 million at December 31, 2012. As described above, Alcatel-Lucent USA Inc. had the right to redeem the debentures, in whole or in part, for cash at par. On December 12, 2013, Alcatel-Lucent USA Inc delivered an irrevocable notice of full redemption of the U.S.$931 million. The full redemption of the U.S.$931 million occurred on January 13, 2014 and involved a cash payment of U.S.$931 million, plus accrued interest.

Because of this irrevocable commitment to repay in full the 7.75% convertible debentures, and as explained in Note 2j, it was decided at the end of the fourth quarter of 2013 to change the estimated future cash flows associated to this convertible debenture, since the redemption would occur in January 2014 and not in March 2017 and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$(52) million (€(39) million, see Note 8) and a corresponding increase in the carrying value of this financial debt. The carrying value of the 7.75% convertible bonds therefore became U.S.$931 million at December 31, 2013.

After the change described above, the effective rate of interest of the debt component became 7.75% per annum as of December 31, 2013, instead of 9.81% per annum as of December 31, 2012.

At December 31, 2013, the fair value of the debt component of the remaining convertible bonds (see Note 27h) was €678 million and the market value of the remaining convertible bonds was €678 million (€585 million and €585 million respectively as of December 31, 2012 and €439 million and €441 million respectively as of December 31, 2011).

NOTE 26    PENSIONS, RETIREMENT INDEMNITIES AND OTHER POST-RETIREMENT BENEFITS

In accordance with the laws and customs of each country, the Group provides to its employees with a significant number of pension plans, group life plans and reimbursement of medical expenses. Features of the plans also depend upon local legislation, the business and the historical practice of the subsidiary concerned.

State plans

In certain countries, and more particularly in Western Europe, the Group participates in mandatory social security plans organized at state or industry level, for which contributions expensed correspond to the contributions due to such state or equivalent organizations. Such plans are considered to be defined contribution plans. However, in certain countries, the element of social security contributions paid that relates to pension plans is not clearly identifiable.

Other defined contribution plans

The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €103 million for 2013 (€123 million for 2012 and €119 million for 2011).

Defined benefit plans

The pension and other post employment benefits for the countries described below represent 98% of our benefit obligation at December 31, 2013.

82% of our total defined benefit obligation relates to retirees. Therefore, our plans are very mature and sensitive to mortality risk and discount rate changes. If life expectancy increased by one year, the benefit obligation at December 31, 2013 would increase from €(25,398) million to €(26,367) million. Also, a 50 basis point increase or decrease in the discount rate would decrease or increase the benefit obligation at December 31, 2013 by €1,183 million and €1,277 million, respectively.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1j.

United States of America

For U.S. employees of the former Lucent Group, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and group life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, U.S. management employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and group life insurance coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive company-paid post-retirement group life insurance and health care benefits. Starting January 1, 2008, no new entrants were allowed into the defined benefit pension plan for U.S. management employees. On October 21, 2009, Alcatel-Lucent USA Inc. froze both the U.S. defined benefit pension plan for U.S. management employees and the U.S. supplemental pension plan effective January 1, 2010. For plan participants who continue to work for the Group, no additional benefits will accrue based on additional years of service in these plans after December 31, 2009.

Germany

With a few exceptions, all traditional plans (final salary-based plans and career average salary-based plans) were frozen at December 31, 2012 and replaced by a cash balance program in which contributions are 0.75% of the pay that is eligible to be included in the pension calculation below the security contribution ceiling and 3.0% for such pay above the security contribution ceiling. Benefits are paid as a lump sum upon retirement in an amount equal to accrued pensions which are collected in a separate account plus guaranteed interest.

The Netherlands

Starting December 31, 2011, the career average salary-based plan was frozen and replaced by a cash balance program in which contributions are paid to an insurance company and pensions are indexed to inflation.

Belgium

Active employees benefit from a final salary-based pension plan in which the benefits are paid as a lump sum amount upon retirement.

France

In addition to the mandatory retirement indemnity plan, we provide a private pension plan (AUXAD plan) to all corporate executives of Group companies incorporated in France. This pension scheme supplements the benefits under the French AGIRC (General Association of Pensions Institutions for Managerial Staff) plan for the portion of income that exceeds eight times the annual French social security pension limit, beyond which there is no legal or contractual pension scheme. The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. The AUXAD plan does not require the beneficiary to be employed by the Company at the time of retirement.

United Kingdom

There are two defined benefit pension plans that we offer in the United Kingdom, the Alcatel Pension Plan and the Lucent Technologies Retirement Benefits Plan. Both plans were closed to new entrants in 2002 and 2001 respectively but active employees still accrue benefits. These plans are both final salary-based programs.

All the figures below, for the years 2012 and 2011, are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2013, 2012 and 2011 are as follows (the rates indicated are weighted average rates):

	2013	2012	2011
Discount rate	4.07%	3.25%	3.88%
Future salary increases	3.36%	3.33%	3.49%
Post-retirement cost trend rate	5.90% to 4.90%	6.90% to 5.10%	8.00% to 5.40%

The above rates are broken down by geographical segment as follows for 2013, 2012 and 2011:

	Discount rate	Future salary increases
2011
France	3.75%	3.37%
Belgium	3.75%	3.00%
United Kingdom	4.50%	4.84%
Germany	3.75%	3.00%
Rest of Europe	3.32%	2.73%
United States of America	3.89%	3.77%
Other	4.65%	3.84%
2012
France	2.75%	2.95%
Belgium	2.75%	3.25%
United Kingdom	4.25%	4.27%
Germany	2.75%	3.00%
Rest of Europe	2.53%	2.54%
United States of America	3.29%	3.77%
Other	4.08%	3.25%
2013
France	3.25%	2.00%
Belgium	3.25%	3.25%
United Kingdom	4.50%	4.56%
Germany	3.25%	3.00%
Rest of Europe	2.94%	2.45%
United States of America	4.53%	2.67%
Other	5.63%	4.22%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations -AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the Euro zone and United Kingdom, the discount rates used are the Bloomberg Corporate AA yields and, for the U.S., the “original” CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been used consistently by us until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for the Euro zone and United Kingdom are now determined based on Iboxx AA Corporate yields.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

b/ Components of net periodic cost of post-employment benefit

(In millions of euros)	2013	2012	2011
Service cost and prior service cost	(68)	(73)	(62)
Interest cost on the benefit obligation	(927)	(1,127)	(1,261)
Interest income on plan assets net of administration expenses	886	1,044	1,249
Interest cost on unrecognized surplus	(43)	(44)	(90)
Effect of curtailments and settlements	(19)	24	8
Plan amendments	133	204	67
Net periodic benefit (cost)	(38)	28	(89)
Of which:
— Recognized in Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(68)	(73)	(62)
— Recognized in restructuring costs	(19)	24	8
— Post-retirement benefit plan amendments	133	204	67
— Recognized in other financial income (loss)	(84)	(127)	(102)
— Recognized in income (loss) from discontinued operations	-	-	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2013	2012	2011
Change in benefit obligation
Benefit obligation at January 1	(30,104)	(30,843)	(28,054)
Service cost	(68)	(73)	(65)
Interest cost on the benefit obligation	(927)	(1,127)	(1,261)
Plan participants’ contributions	(150)	(126)	(146)
Amendments	133	69	70
Business combinations	(8)	(22)	(2)
Disposals	7	1	12
Curtailments	6	24	2
Settlements	28	646	179
Special termination benefits	(24)	-	-
Actuarial gains and (losses) due to changes in financial assumptions	2,092	(1,821)	(2,690)
Actuarial gains and (losses) due to changes in demographic assumptions	(29)	8	(306)
Actuarial gains and (losses) - Other	221	113	31
Benefits paid from plan assets	2,329	2,530	2,323
Benefits paid from the employer	86	56	41
Medicare Part D Subsidy	(19)	(22)	(22)
Foreign currency translation and other	1,029	483	(955)
Benefit obligation at December 31	(25,398)	(30,104)	(30,843)
Benefit obligation excluding effect of future salary increases	(25,148)	(29,782)	(30,555)
Effect of future salary increases	(250)	(322)	(288)
Benefit obligation	(25,398)	(30,104)	(30,843)
Pertaining to retirement plans	(22,766)	(26,958)	(27,334)
Pertaining to other post-employment planss	(2,632)	(3,146)	(3,509)
Change in plan assets
Fair value of plan assets at January 1	28,796	29,013	27,538
Interest income on plan assets net of administrative expense	886	1,044	1,249
Actuarial gains and (losses)	(596)	1,958	1,534
Employers’ contributions	120	156	168
Plan participants’ contributions	150	126	146
Amendments	-	-	-
Business combinations	-	22	2
Disposals	-	-	(8)
Curtailments	-	-	-
Settlements	(27)	(511)	(173)
Benefits paid/Special termination benefits	(2,329)	(2,530)	(2,323)
Foreign currency translation and other	(1,056)	(482)	880
Fair value of plan assets at December 31	25,944	28,796	29,013
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
Unrecognized surplus at January 1	(1,233)	(1,121)	(1,839)
Interest cost on unrecognized surplus	(43)	(44)	(90)
Change in the unrecognized surplus	(21)	(86)	817
Foreign currency translation	47	18	(9)
Unrecognized surplus at December 31	(1,250)	(1,233)	(1,121)
Present value of defined benefit obligations that are wholly or partly funded	(23,979)	(28,468)	(29,206)
Fair value of plan assets	25,944	28,796	29,013
Funded (unfunded) status of defined benefit obligations that are wholly or partly funded	1,965	328	(193)
Present value of defined benefit obligations that are wholly unfunded	(1,419)	(1,636)	(1,637)
(Unfunded)/funded status	546	(1,308)	(1,830)
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,250)	(1,233)	(1,121)
Net amount recognized	(704)	(2,541)	(2,951)
Of which:
• prepaid pension costs	3,150	2,797	2,765
• pensions, retirement indemnities and other post-retirement benefit obligations	(3,854)	(5,338)	(5,716)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2013			December 31, 2012			December 31, 2011
(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	95	(2,636)	(2,541)	40	(2,991)	(2,951)	443	(2,798)	(2,355)
Operational charge	(66)	(2)	(68)	(70)	(3)	(73)	(59)	(3)	(62)
Financial income	(3)	(81)	(84)	(16)	(111)	(127)	18	(120)	(102)
Curtailment (1)	(18)	(1)	(19)	24	-	24	8	-	8
Pension and healthcare plan amendments (2)	78	55	133	144	60	204	67	-	67
Discontinued operations (Genesys business)	-	-	-	-	-	-	-	-	-
Total recognized in profits (losses)	(9)	(29)	(38)	82	(54)	28	34	(123)	(89)
Actuarial gains and (losses) for the period	1,417	271	1,688	305	(47)	258	(1,201)	(230)	(1,431)
Asset ceiling limitation and IFRIC14 effect	(21)	-	(21)	(86)	-	(86)	817	-	817
Total recognized in Statement of comprehensive income (3)	1,396	271	1,667	219	(47)	172	(384)	(230)	(614)
Contributions and benefits paid	177	12	189	177	13	190	179	7	186
420 transfer	(196)	196	-	(393)	393	-	(252)	252	-
Change in consolidated companies	7	-	7	-	-	-	3	-	3
Other (reclassifications and exchange rate changes)	(78)	90	12	(30)	50	20	17	(99)	(82)
Net asset (liability) recognized at the end of the period	1,392	(2,096)	(704)	95	(2,636)	(2,541)	40	(2,991)	(2,951)
Of which:
• Prepaid pension costs	3,150	-	3,150	2,797	-	2,797	2,765	-	2,765
• Pension, retirement indemnities and post-retirement benefits liability	(1,758)	(2,096)	(3,854)	(2,702)	(2,636)	(5,338)	(2,725)	(2,991)	(5,716)

(1)	Accounted for in restructuring costs.

(2)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(3)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. Our main underfunded plans are our U.S. post-retirement benefits, and our French and German pension plans. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 26f below for information on U.S. plans.

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

				Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
(In millions of euros)	Benefit obligation	Plan assets	Funded (underfunded) status	Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2011	(30,843)	29,013	(1,830)	31	0.10%	1,534	5.29%
2012	(30,104)	28,796	(1,308)	113	0.38%	1,958	6.80%
2013	(25,398)	25,944	546	221	0.87%	(596)	2.30%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

In respect of the health care plans, a change of one percentage point in the assumed health costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(3)	3
Impact on the benefit obligation	(75)	67

The plan assets of retirement plans are invested as follows:

(In millions of euros) Asset allocation at December 31, 2013	Level 1	Level 2	Level 3	Total
Equities (US market)	864	135	-	999
Equities (Other markets)	1,259	171	-	1,430
Government and Treasury bonds	4,438	2,759	-	7,197
Corporate bonds	427	9,049	43	9,519
Real estate (properties)	13	-	1,089	1,102
Real estate (investments)	408	-	-	408
Cash and cash equivalents	329	933	-	1,262
Alternative (Private equity)	-	-	1,503	1,503
Alternative (Absolute return and other)	1	268	867	1,136
Insurance company products	141	947	300	1,388
Fair value of plan assets at December 31, 2013	7,880	14,262	3,802	25,944

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly (inputs include quoted prices for similar assets or liabilities in active markets, interest rates and yield curves, credit risk assessments, etc.).

Level 3 - Significant unobservable inputs for assets or liabilities.

(In millions of euros) Asset allocation at December 31, 2012	Level 1	Level 2	Level 3	Total
Equities (US market)	959	111	-	1,070
Equities (Other markets)	1,606	336	-	1,942
Government and Treasury bonds	5,460	2,923	-	8,383
Corporate bonds	537	10,018	43	10,598
Real estate (properties)	13	-	1,194	1,207
Real estate (investments)	429	35	-	464
Cash and cash equivalents	256	923	-	1,179
Alternative (Private equity)	-	-	1,648	1,648
Alternative (Absolute return and other)	(9)	285	747	1,023
Insurance company products	142	853	287	1,282
Fair value of plan assets at December 31, 2012	9,393	15,484	3,919	28,796

(In millions of euros) Asset allocation at December 31, 2011	Level 1	Level 2	Level 3	Total
Equities (US market)	879	68	-	947
Equities (Other markets)	1,449	280	-	1,729
Government and Treasury bonds	5,548	3,469	-	9,017
Corporate bonds	374	10,046	34	10,454
Real estate (properties)	12	-	1,165	1,177
Real estate (investments)	403	29	-	432
Cash and cash equivalents	286	725	-	1,011
Alternative (Private equity)		-	2,019	2,019
Alternative (Absolute return and other)	22	220	749	991
Insurance company products	69	854	314	1,237
Fair value of plan assets at December 31, 2011	9,042	15,691	4,281	29,014

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The expected contributions and benefits paid directly by the Group to retirees for 2014 are €215 million for the pension and other post-retirement benefit plans.

Expected benefit payments to be made to beneficiaries from defined benefit plans through 2023 are as follows:

(In millions of euros) Total	Expected benefit payments
2014	2,087
2015	2,006
2016	1,952
2017	1,931
2018	1,889
2019 - 2023	8,651

d/ Funded status

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Benefit obligation	(25,398)	(30,104)	(30,843)
Fair value of plan assets	25,944	28,796	29,013
Funded (underfunded) status	546	(1,308)	(1,830)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,250)	(1,233)	(1,121)
Net liability recognized at end of period	(704)	(2,541)	(2,951)

Detail of funded status by country

(In millions of euros)	2013	2012	2011
USA (1)	823	(566)	(1,085)
Belgium	842	822	789
United Kingdom	137	76	(58)
Germany	(979)	(1,118)	(1,001)
Other	(277)	(522)	(475)
Total (underfunded) funded status	546	(1,308)	(1,830)

(1)	See detailed information by plans in Note 26f.

e/ Pension and healthcare plan amendments

2013 French AUXAD pension plan amendment

AUXAD is a French supplemental pension plan for the portion of income that exceeds eight times the annual French social security pension limit, beyond which there is no legal or contractual pension scheme. Starting January 1, 2013, the plan was amended to be fully aligned with the conditions of the French AGIRC scheme (General Association of Pension Institutions for Managerial Staff). Amendments included changes in the contribution rate, in the pensions for beneficiaries having a certain number of children, in certain technical elements and in the retirement age. During 2013, these changes were accounted for as a €41 million gain in the line item “Post-retirement benefit plan amendments” of the consolidated income statement.

2013 German pension plans amendment

Most of our German active employees have been transferred out of their traditional pension plans into a new cash balance plan whose benefits are lower than in the previous plans. The reductions in the obligation were accounted for as a €35 million gain in the line item “Post-retirement benefit plan amendments” of the consolidated income statement.

2013 U.S. Long Term Disability plan amendment

U.S. long-term disabled former employees continue their medical coverage through the active employee plans, with no contribution requirements. Long-term medical benefits have been removed from the active management plan, effective May 1, 2013, and from our U.S. active occupational plan, effective July 1, 2013. Starting July 1, 2013, long-term medical benefits will be provided to those participants in our U.S. active management and occupational plans by our retiree medical plan. Under that plan, contributions are required to be made by the participants and participants with severe disability can be eligible for the Medicare

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Advantage Preferred Provider Organization. These changes resulted in a gain of U.S.$5 million (€4 million) during 2013. This gain was accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

2013 U.S. represented healthcare plan amendment

Alcatel-Lucent USA, Inc.’s 2004 U.S. collective bargaining agreement with the Communication Workers of America and the International Brotherhood of Electrical Workers provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 24, 2014. On February 15, 2013, Alcatel-Lucent USA, Inc. and its unions agreed to a two-year extension of retiree healthcare benefits until December 31, 2016, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2015 and by U.S.$40 million for 2016. Reductions of U.S.$73 million in our existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

2012 U.S. represented healthcare plan amendment

In April 2012, Alcatel-Lucent USA, Inc. and the Communication Workers of America and the International Brotherhood of Electrical Workers agreed to a seven-month extension of retiree healthcare benefits from May 25, 2013 until December 31, 2013, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent, USA Inc. and those unions agreed to an additional one-year extension of retiree healthcare benefits until December 31, 2014, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2014. Reductions of U.S.$77 million in our existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 consolidated income statement.

2012 U.S. pension lump sum offer for deferred vested participants

During the third and fourth quarters of 2012, Alcatel-Lucent USA, Inc. offered the deferred vested participants in the defined benefit pension plan for U.S. management employees and in the U.S. inactive occupational pension plan the right to elect a lump sum payment rather than a pension payment during a specific window period (the window period only applies to deferred vested participants that cannot apply permanently for the lump sum payment). Because the IAS 19 discount rate was lower than the pension/lump sum conversion rate, that difference resulted in a one-time credit that was recorded when the lump sum payment was made. This credit was U.S.$174 million during 2012. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

2012 Switzerland pension plan amendment

At the beginning of 2012, several amendments (increase of savings contribution, decrease of the conversion rate, decrease of the benefits paid in case of death of a pensioner, decrease of death benefit) were made to the Swiss pension plan resulting in a gain of €9 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

2012 Regulations affecting U.S. qualified pension plan funding requirements

From the regulatory perspective - which determines pension funding requirements - the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, stabilized the interest rates used to determine our U.S. pension plan funding by establishing “corridors” around a 25-year average rate, which will increase the interest rates to be used for funding valuations. According to our assessment of the Group’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

2011 U.S. management pension plan amendment

Starting April 1, 2011, about 3,000 current active participants in the defined benefit pension plan for U.S. management employees can opt to receive a lump sum when they retire. One of our actuarial assumptions was that, on average, future lump-sum amounts will be determined using a 6% conversion discount rate. Because the current IAS 19 discount rate is lower, that difference resulted in a one-time credit of €67 million for the year ended December 31, 2011. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of our 2011 consolidated income statement.

f/ Alcatel-Lucent’s U.S. pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2013, December 31, 2012 and December 31, 2011.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

All these data are included in the figures presented on a consolidated basis in Notes 26b, c and d.

(In millions) 2013	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2013	(29,973)	(22,718)	(4,150)	(3,146)
Service cost	(9)	(7)	(3)	(2)
Interest cost on the benefit obligation	(949)	(714)	(125)	(94)
Plan participants’ contributions	-	-	(192)	(145)
Amendments	-	-	73	55
Business combinations	-	-	(9)	(7)
Disposals	-	-	-	-
Curtailments	(22)	(17)	3	2
Settlements	-	-	-	-
Special termination benefits	(27)	(20)	(5)	(4)
Actuarial gains and (losses) due to changes in financial assumptions	2,237	1,685	311	235
Actuarial gains and (losses) due to changes in demographic assumptions	(37)	(28)	-	-
Actuarial gains and (losses) - Other	169	127	(9)	(7)
Benefits paid from plan assets	2,412	1,817	502	378
Benefits paid from the employer	33	25	-	-
Medicare Part D subsidy	-	-	(26)	(19)
Foreign currency translations and other	-	877	-	122
Benefit obligation at December 31, 2013	(26,166)	(18,973)	(3,630)	(2,632)
Change in plan assets
Fair value of plan assets at January 1, 2013	32,705	24,788	672	510
Interest income on plan assets net of administrative expense	1,018	767	18	13
Actuarial gains and (losses)	(861)	(648)	58	43
Employers’ contributions	2	1	41	31
Plan participants’ contributions	-	-	192	145
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-		-	-
Benefits paid/Special termination benefits	(2,412)	(1,817)	(502)	(378)
420 transfer	(260)	(196)	260	196
Other (external transfer and exchange rate changes)	-	(1,003)	-	(24)
Fair value of plan assets at December 31, 2013	30,192	21,892	739	536
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
Unrecognized surplus at January 1, 2013	(1,250)	(947)	-	-
Interest cost on unrecognized surplus	(41)	(31)	-	-
Change in the unrecognized surplus	31	24	-	-
Foreign currency translation	-	41	-	-
Unrecognized surplus at December 31, 2013	(1,260)	(913)	-	-
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
(Unfunded)/funded status	4,026	2,919	(2,891)	(2,096)
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,260)	(913)	-	-
Net amount recognized	2,766	2,006	(2,891)	(2,096)
Of which:
Prepaid pension costs	3,176	2,303	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(410)	(297)	(2,891)	(2,096)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

(In millions) 2012	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2012	(30,232)	(23,365)	(4,541)	(3,509)
Service cost	(9)	(7)	(3)	(3)
Interest cost on the benefit obligation	(1,104)	(859)	(154)	(120)
Plan participants’ contributions	-	-	(153)	(119)
Amendments	-	-	77	60
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	804	625	-	-
Special termination benefits	-	-	-	-
Actuarial gains and (losses) due to changes in financial assumptions	(1,771)	(1,378)	(237)	(184)
Actuarial gains and (losses) due to changes in demographic assumptions	-	-	-	-
Actuarial gains and (losses) - Other	(22)	(17)	147	114
Benefits paid from plan assets	2,361	1,837	743	578
Benefits paid from the employer	-	-	-	-
Medicare Part D subsidy	-	-	(29)	(22)
Foreign currency translations and other	-	446	-	59
Benefit obligation at December 31, 2012	(29,973)	(22,718)	(4,150)	(3,146)
Change in plan assets
Fair value of plan assets at January 1, 2012	32,698	25,271	671	518
Interest income on plan asset net of administrative expense	1,172	912	11	9
Actuarial gains (losses)	2,298	1,788	30	23
Employers’ contributions	33	26	45	35
Plan participants’ contributions	-	-	153	119
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	(630)	(490)	-	-
Benefits paid/Special termination benefits	(2,361)	(1,837)	(743)	(578)
420 transfer	(505)	(393)	505	393
Other (external transfer and exchange rate changes)	-	(489)	-	(9)
Fair value of plan assets at December 31, 2012	32,705	24,788	672	510
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
Unrecognized surplus at January 1, 2012	(1,327)	(1,026)	-	-
Interest cost on unrecognized surplus	(51)	(40)	-	-
Change in the unrecognized surplus	128	100	-	-
Foreign currency translation	-	19	-	-
Unrecognized surplus at December 31, 2012	(1,250)	(947)	-	-
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
(Underfunded)/funded status	2,732	2,070	(3,478)	(2,636)
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,250)	(947)	-	-
Net amount recognized	1,482	1,123	(3,478)	(2,636)
Of which:
Prepaid pension costs	2,603	1,973	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,121)	(850)	(3,478)	(2,636)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

(In millions) 2011	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2011	(28,070)	(21,008)	(4,456)	(3,334)
Service cost	(7)	(5)	(4)	(3)
Interest cost on the benefit obligation	(1,338)	(961)	(193)	(139)
Plan participants’ contributions	-	-	(194)	(139)
Amendments	94	68	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Special termination benefits	-	-	-	-
Actuarial gains and (losses) due to changes in financial assumptions	(2,730)	(1,961)	(344)	(247)
Actuarial gains and (losses) due to changes in demographic assumptions	(430)	(309)	-	-
Actuarial gains and (losses) - Other	(123)	(88)	37	26
Benefits paid from plan assets	2,372	1,704	644	462
Benefits paid from the employer	-	-		-
Medicare Part D subsidy	-	-	(31)	(22)
Foreign currency translations and other	-	(805)	-	(113)
Benefit obligation at December 31, 2011	(30,232)	(23,365)	(4,541)	(3,509)
Change in plan assets
Fair value of plan assets at January 1, 2011	31,695	23,721	717	536
Interest income on plan assets net of administrative expense	1,504	1,080	25	18
Actuarial gains and (losses)	2,188	1,572	(12)	(10)
Employers’ contributions	34	24	70	50
Plan participants’ contributions	-	-	194	139
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,372)	(1,704)	(674)	(484)
420 transfer	(351)	(252)	351	252
Other (external transfer and exchange rate changes)	-	830	-	17
Fair value of plan assets at December 31, 2011	32,698	25,271	671	518
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
Unrecognized surplus at January 1, 2011	(2,187)	(1,637)	-	-
Interest cost on unrecognized surplus	(110)	(79)	-	-
Change in the unrecognized surplus	970	697	-	-
Foreign currency translation	-	(7)	-	-
Unrecognized surplus at December 31, 2011	(1,327)	(1,026)	-	-
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)
(Underfunded)/funded status	2,466	1,906	(3,870)	(2,991)
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,327)	(1,026)	-	-
Net amount recognized	1,139	880	(3,870)	(2,991)
Of which:
Prepaid pension costs	2,552	1,972	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,413)	(1,092)	(3,870)	(2,991)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Additional Information

(in millions) December 31, 2013	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (1)	(18,296)	(13,267)	19,287	13,985	991	718
U.S. occupational (1)	(7,475)	(5,420)	10,905	7,907	3,430	2,487
Supplemental	(395)	(286)	-	-	(395)	(286)
Total Pension Benefits	(26,166)	(18,973)	30,192	21,892	4,026	2,919
Post-retirement Benefits
Non-represented health	(276)	(200)	-	-	(276)	(200)
Formerly represented health	(1,765)	(1,280)	327	237	(1,438)	(1,043)
Non-represented group life	(987)	(715)	321	233	(666)	(482)
Formerly represented group life	(600)	(435)	91	66	(509)	(369)
Other	(2)	(2)	-	-	(2)	(2)
Total Post-retirement Benefits	(3,630)	(2,632)	739	536	(2,891)	(2,096)

(1)	On December 1, 2013, we transferred about 30,000 beneficiaries from the U.S. occupational pension plan to the U.S. management pension plan. We transferred about U.S.$1,813 million in assets and U.S.$1,173 million in obligations determined in accordance with IFRSs.

(in millions) December 31, 2012	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management	(19,629)	(14,879)	19,006	14,405	(623)	(474)
U.S. occupational	(9,867)	(7,478)	13,699	10,383	3,832	2,905
Supplemental	(477)	(361)	-	-	(477)	(361)
Total Pension Benefits	(29,973)	(22,718)	32,705	24,788	2,732	2,070
Post-retirement Benefits
Non-represented health	(317)	(241)	-	-	(317)	(241)
Formerly represented health	(2,043)	(1,548)	294	223	(1,749)	(1,325)
Non-represented group life	(1,114)	(845)	306	233	(808)	(612)
Formerly represented group life	(673)	(509)	72	54	(601)	(455)
Other	(3)	(3)	-	-	(3)	(3)
Total Post-retirement Benefits	(4,150)	(3,146)	672	510	(3,478)	(2,636)

(in millions) December 31, 2011	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (1)	(19,613)	(15,158)	18,689	14,444	(924)	(714)
U.S. occupational (1)	(10,155)	(7,849)	14,009	10,827	3,854	2,978
Supplemental	(464)	(358)	-	-	(464)	(358)
Total Pension Benefits	(30,232)	(23,365)	32,698	25,271	2,466	1,906
Post-retirement Benefits
Non-represented health	(374)	(289)	-	-	(374)	(289)
Formerly represented health	(2,459)	(1,900)	292	226	(2,167)	(1,674)
Non-represented group life	(1,060)	(819)	311	239	(749)	(580)
Formerly represented group life	(643)	(497)	68	53	(575)	(444)
Other	(5)	(4)	-	-	(5)	(4)
Total Post-retirement Benefits	(4,541)	(3,509)	671	518	(3,870)	(2,991)

(1)	On December 1, 2011, we transferred about 10,300 beneficiaries from the U.S. inactive occupational pension plan to the U.S. management pension plan. We transferred about U.S.$886 million in assets and U.S.$560 million in obligations determined in accordance with IFRSs.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Components of Net Periodic Benefit (Cost)

(In millions) 2013	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(9)	(7)	(3)	(2)
Interest cost on benefit obligation	(949)	(714)	(125)	(94)
Interest income on plan assets	1,018	767	18	13
Interest cost on unrecognized surplus	(41)	(31)	-	-
Subtotal	19	15	(110)	(83)
Special termination benefits
Curtailments	(22)	(17)	3	2
Settlements	(27)	(20)	(5)	(4)
Pension credit/post-retirement benefit (cost)	(30)	(22)	(112)	(85)
Plan amendments	-	-	73	55
Pension credit/post-retirement benefit (cost)	(30)	(22)	(39)	(30)

(In millions) 2012	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(9)	(7)	(3)	(3)
Interest cost on benefit obligation	(1,104)	(859)	(154)	(120)
Interest income on plan assets	1,172	912	11	9
Interest cost on unrecognized surplus	(51)	(40)	-	-
Subtotal	8	6	(146)	(114)
Special termination benefits	-		-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	8	6	(146)	(114)
Plan amendments	174	135	77	60
Pension credit/post-retirement benefit (cost)	182	141	(69)	(54)

(In millions) 2011	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(7)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,338)	(961)	(193)	(139)
Interest income on plan assets	1,504	1,080	25	18
Interest cost on unrecognized surplus	(110)	(79)	-	-
Subtotal	49	35	(172)	(124)
Special termination benefits	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	49	35	(172)	(124)
Plan amendments	94	68	-	-
Pension credit/post-retirement benefit (cost)	143	103	(172)	(124)

Key assumptions

Assumptions used to determine:	December 2013	December 2012	December 2011
Benefit obligations - discount rate
Pension	4.19%	3.30%	3.91%
Post-retirement health care and other	3.72%	2.84%	3.54%
Post-retirement group life	4.49%	3.61%	4.11%
Rate of compensation increase	2.44%	3.86%	3.87%
Net benefit cost or credit - discount rate
Pension	3.30%	3.67%	4.74%
Post-retirement health care and other	2.84%	3.24%	4.24%
Post-retirement group life	3.60%	3.91%	5.02%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Due to the application of the revised IAS19 “Employee Benefits”, expected rates of return are no longer used from January 1, 2013 onwards (see note 1 - Summary of accounting policies).

	December 31, 2013	December 31, 2012	December 31, 2011
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	5.80%	6.90%	8.00%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	5.90%	7.00%	8.20%
Rate that the cost trend rate gradually declines to	4.90%	5.10%	5.40%
Year that the rate reaches the rate it is assumed to remain at	2024	2022	2021

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(In millions of U.S. dollars)	Increase	Decrease
Effect on total of service and interest cost components	(4)	4
Effect on post-retirement benefit obligation	(103)	93

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Unique rates are developed for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent’s major U.S. pension obligations and post-retirement health care obligations were 9.30 years and 7.09 years, respectively, as of December 31, 2013 (10.07 years and 7.53 years, respectively, as of December 31, 2012 and 10.03 years and 6.77 years, respectively, as of December 31, 2011).

As of December 31, 2011, the mortality assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of the U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of the U.S. occupational pension plans. This effect was recognized in the 2011 Statement of Comprehensive Income.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2011
Asset category
Equity securities	7% - 13%	9%	28%	28%
Fixed income securities	63% - 86%	74%	41%	41%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	11%	-	-
Cash	-	-	31%	31%
Total		100%		100%
December 31, 2012
Asset category
Equity securities	7% - 13%	11%	44%	44%
Fixed income securities	63% - 86%	74%	15%	14%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	9%	-	-
Cash	-	-	41%	42%
Total		100%		100%
December 31, 2013
Asset category
Equity securities	7% - 13%	9%	46%	46%
Fixed income securities	62% - 85%	74%	16%	16%
Real estate	4% - 8%	7%	-	-
Private equity and other	7% - 13%	10%	-	-
Cash	-	-	38%	38%
Total		100%		100%

The majority of Alcatel-Lucent’s U.S. pension plan assets are held in a master pension trust. Alcatel-Lucent’s U.S. post-retirement plan assets are held in two separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing surplus returns with a prudent level of surplus risk. Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every two to three years upon completion of a study by the external advisors and internal investment management. The overall pension plan asset portfolio reflects a balance of investments split about 26.0/74.0 between equity (which includes alternative investments for this purpose) and fixed income securities. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk. At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our Group’s U.S. Management pension plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 60% to 70 % and the portion invested in alternatives remained unchanged. These changes reduced the volatility of the funded status and reduced the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our U.S. Group’s occupational pension plans.

Pension plan assets included U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$7.8 million of Alcatel-Lucent bonds as of December 31, 2013 (U.S.$0.2 million of Alcatel-Lucent ordinary shares and U.S.$6.4 million of Alcatel-Lucent bonds as of December 31, 2012 and U.S.$0.4 million of Alcatel-Lucent ordinary shares and U.S.$8.5 million of Alcatel-Lucent bonds as of December 31, 2011).

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

U.S. pension plan funding methods

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (“ERISA”), the Internal Revenue Code of 1986 (the “Code”), and regulations issued by the Internal Revenue Service (the “IRS”). The Pension Protection Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and provided additional alternative methods for determining the funding obligation and the value of plan assets that included look-back averaging periods of up to twenty-four months. The IRS provides a number of methods to use for measuring plan assets and for determining the discount rate. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on any prior period of time up to a maximum of two years, with the valuation date being the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (in effect the average yield curve of the daily rates for the month preceding the valuation date) or a twenty-four month average of the rates for each time segment (any twenty-four month period as long as the twenty-four month period ends no later than five months before the valuation date). The Moving Ahead for Progress in the 21st Century Act (MAP-21), enacted on July 6, 2012, affects U.S. tax-qualified pension plan funding requirements for plans that use segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, commencing in 2012, MAP-21 stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21 is applicable to the Group’s U.S. management and active occupational pension plans, which use segment interest rates for purposes determining regulatory funding requirements, but not the U.S. inactive occupational pension plan, which, beginning in 2013 (for 2012), uses a full yield curve for such purposes. For the U.S. management and active occupational pension plans, MAP-21 increases the interest rates used for funding valuations. According to our assessment of those plans, MAP-21 is expected to result in an increase in the interest rates used for regulatory funding purposes and suggests no required funding contribution through at least 2016. Although MAP-21 is currently not applicable to the Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

U.S. Section 420 Transfer

Prior to the PPA, Section 420 of the Code provided for the transfer of pension assets (“Section 420 Transfer”) in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% for 100% of the retiree population, during the five-year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. On July 6, 2012, the provisions of Section 420 of the Code were extended to life insurance benefits (in addition to healthcare costs) and extended until December 31, 2021.

On December 5, 2011, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational-inactive pension plan in the amount of U.S.$351 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning September 16, 2011 through about September 30, 2012.

On December 3, 2012, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational-inactive pension plan in the amount of U.S.$505 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning September 24, 2012 through about September 30, 2013 and group life insurance benefits for the period beginning November 15, 2012 through about November 30, 2013.

On December 13, 2013, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational-inactive pension plan in the amount of U.S.$260 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning October 1, 2013 through about November 30, 2014 and group life insurance benefits for the period beginning December 1, 2013 through about December 30, 2014. Alcatel-Lucent expects to make a “collectively bargained transfer” during 2014 from the U.S. occupational-inactive pension plan to fund healthcare and group life insurance benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the remainder of 2014 through the first nine months of 2015.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Contribution

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2023. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2014. Although certain data, such as the December 31, 2013 private equity and real estate values and the January 1, 2014 census data, will not be final until the second quarter of 2014, Alcatel-Lucent does not expect to make any contribution through early 2016. In addition, MAP-21 signed in 2012 would suggest that no funding contribution should be required through at least 2016. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond calendar 2016. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund healthcare costs and group life insurance payments for formerly union-represented retirees for the period 2014 to 2021 (Section 420 of the Code was extended in 2012 until December 31, 2021).

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly union- represented retiree health plans (1)	Non- represented retiree health plans	Other benefit plans (2)
2014	30	(28)	32	6
2015	30	(29)	31	6
2016	29	(29)	29	5
2017	29	(29)	29	5
2018	29	(28)	28	5
2019 - 2023	135	137	118	222

(1)	Estimates take into account that Section 420 transfers are made to finance healthcare costs until December 31, 2021 (current expiration date of Section 420 of the Code). These estimates are net of Medicare Part D subsidies.

(2)	Estimates take into account that Section 420 transfers are made to finance group life insurance payments until December 31, 2021 (current expiration date of Section 420 of the Code).

Certain of the actuarial assumptions used to determine if pension plan funding is required differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis for developing discount rates in both cases is corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December of the current calendar year, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair values of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA provides for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. A preliminary evaluation of the funded status of the U.S. management pension plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year-end 2013. In addition, under the PPA target, we would only need to fund this plan if the funded ratio were to decline below 100%.

Regarding healthcare benefits, it is important to note that such benefits for both management and formerly union-represented retirees’ benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 44% of the total U.S. retiree healthcare obligation as of December 31, 2013); and Medicare is the primary payer (pays first) for those aged 65 and older, who make up almost all of uncapped retirees.

Benefit Payments

The following table summarizes expected benefit payments from Alcatel-Lucent’s various U.S. pension and post-retirement plans through calendar 2023. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$28 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non- qualified pension plans	Formerly union- represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2014	1,568	735	30	178	32	99
2015	1,498	685	30	183	31	100
2016	1,468	660	29	159	29	100
2017	1,435	634	29	179	29	101
2018	1,399	608	29	175	28	101
2019 - 2023	6,402	2,646	135	689	118	507

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

NOTE 27     FINANCIAL DEBT

a/ Analysis of financial debt, net

(In millions of euros)	2013	2012 (1)	2011 (1)
Marketable securities - short term, net	2,259	1,528	939
Cash and cash equivalents	4,096	3,401	3,533
Cash, cash equivalents and marketable securities	6,355	4,929	4,472
(Convertible bonds and other bonds - long-term portion)	(4,711)	(3,727)	(4,152)
(Other long-term debt)	(211)	(227)	(138)
(Current portion of long-term debt and short-term debt)	(1,240)	(851)	(323)
(Financial debt, gross)	(6,162)	(4,805)	(4,613)
Derivative interest rate instruments - other current and non-current assets	11	33	36
Derivative interest rate instruments - other current and non-current liabilities	(21)	-	-
Loan to joint venturer - financial asset (loan to co-venturer)	7	23	37
Cash (financial debt), net before FX derivatives	190	180	(68)
Derivative FX instruments on financial debt - other current and non-current assets (2)	5	2	57
Derivative FX instruments on financial debt - other current and non-current liabilities (2)	(46)	(35)	(5)
Cash (financial debt), net - excluding discontinued operations	149	147	(16)
Cash (financial debt), net - assets held for sale	-	-	9
Cash (financial debt), net - including discontinued operations	149	147	(7)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

b/ Analysis of financial debt, gross - by type

(In millions of euros)	2013	2012 (1)	2011 (1)
Convertible bonds	1,191	2,179	2,015
Other bonds	4,485	2,118	2,236
Receivables transferred that are not derecognized in their entirety (2)	248	166	83
Bank loans, overdrafts and other financial debt	119	219	166
Commercial paper	-	-	-
Finance lease obligations	24	23	18
Accrued interest	95	100	101
Financial debt, gross	6,162	4,805	4,619

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Note 28 “Financial Assets Transferred”.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

c/ Bonds

Balances at December 31, 2012 and at December 31, 2013:

(In millions of euros)	December 31, 2012	Currency translation impact	Other changes during 2013	December 31, 2013
Issued / Borrowed by Alcatel-Lucent USA Inc.:
- Asset Sale Facility (1) - US$500 M (6) due August 2016	-	-	-	-
- Senior Secured Facility (1) - €298 M (6)(7) due January 2019	-	-	-	-
- Senior Secured Facility (1) - US$1,733 M (2) due January 2019	-	(49)	1,305	1,256
- Senior Notes 8.875% - US$500 M (2)(7) due January 2020	-	(14)	377	363
- Senior Notes 6.75% - US$1,000 M (2)(7) due November 2020	-	(28)	753	725
- Senior Notes 4.625% - US$650 M (2)(7) due July 2017	-	(18)	489	471
Issued by Alcatel-Lucent:
- 6.375%- €274 M (2) due April 2014 (3)	462		(188)	274
- Oceane 5.00% - €59 M (6) due January 2015	1,000		(1,000)	-
- Senior Notes 8.50% - €425 M (2)(8) due January 2016	500		(75)	425
- Oceane 4.25% - €629 M (2) due July 2018 (4)	-		629	629
Issued by Lucent:
- 7.75% - US$931 M (2) due March 2017 (4)	732	(31)		701
- 2.875% - US$95 M (6) Series A due June 2023 (4)(5)	74	(3)	(71)	-
- 2.875% - US$1 M (6) Series B due June 2025 (4)(5)	606	(4)	(602)	-
- 6.50% - US$300 M (2) due January 2028	204	(8)		196
- 6.45% - US$1,360 M (2) due March 2029	928	(40)		888
Sub-total	4,506	(195)	1,617	5,928
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(98)	-	98	-
Equity component and issuing fees of Oceane 2018 issued by Alcatel-Lucent	-	-	(114)	(114)
Equity component of Lucent’s 2.875% Series A convertible debentures	(22)	-	22	-
Equity component of Lucent’s 2.875% Series B convertible debentures	(11)	-	11	-
Equity component of other convertible bonds issued by Lucent	(63)	-	63	-
Fair value of interest rate instruments relating to bonds and credit facilities, and expenses included in the calculation of the effective interest rate	(15)	5	(128)	(138)
Carrying amount of bonds and credit facilities	4,297	(190)	1,569	5,676

(1)	Our credit facilities have floating interest rates but include floors with a strike (trigger) at 1%. Given the level of the US$ Libor, the floor of the US$1,733 million facility due January 2019 is currently “in the money”, that is, it has been triggered. Thus the rate of this credit facility is currently equal to the floor (1%) plus the credit spread, namely 5.75%.

(2)	Face amounts outstanding as at December 31, 2013.

(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.

(4)	See Note 25 for details on redemption options.

(5)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(6)	The Asset Sale Facility issued in January 2013, the euro denominated Senior Secured Facility issued in January 2013, Alcatel-Lucent USA, Inc. 2.875% Series A convertible debentures and 2.875% Series B convertible debentures were repaid in full in 2013 and the Oceane due 2015 was repaid or converted in full in 2013 (see below).

(7)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.

(8)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.

Changes in 2013

6.75% Senior Notes due November 15, 2020

On November 15 and December 4, 2013, Alcatel-Lucent USA Inc. issued U.S.$ 750 million and U.S.$ 250 million, respectively, in Senior Notes due November 15, 2020. The Senior Notes bear interest at an annual rate of 6.75%, payable semi-annually in arrears on May 15, and November 15, commencing May 15, 2014. They are guaranteed by Alcatel-Lucent and certain of its subsidiaries.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

The proceeds of this issuance were used to repay and retire the following debt:

- The 2.875% Series A convertible debentures:

- Outstanding nominal value repurchased: U.S.$ 95 million

- Cash amount paid by the Company, excluding accrued interest: U.S.$ 95 million

- The 2.875% Series B convertible debentures:

- Outstanding nominal value repurchased: U.S.$ 1 million

- Cash amount paid by the Company, excluding accrued interest: U.S.$ 1 million

- The €298 million Senior Secured Facility entered into on January 30, 2013 (see below):

- Outstanding nominal value repaid €298 million

- Cash amount paid by the Company, excluding accrued interest: €298 million

On December 27, 2013, 14,772,054 OCEANE 2015 bonds having a nominal value of €3.23 each and representing a total nominal value of €48 million were converted into 15,658,262 new Alcatel-Lucent ordinary shares. The impact on the equity was €45 million, corresponding to the carrying value of the debt component just before the conversion (no profit or loss impact was accounted for). On December 27, 2013, the entire outstanding nominal value of €11 million after the conversion was repurchased for €11 million in cash (without accrued interest).

A total net loss of €(42) million related to the above repurchases (€(20) million for the Series A convertible bonds, €(21) million for the euro denominated Senior Secured Facility and €(1) million for the OCEANE due 2015) that occurred in the fourth quarter of 2013 was recorded in “other financial income (loss)” (see Note 8).

4.625% Senior Notes due July 1, 2017

On December 12, 2013, Alcatel-Lucent USA Inc. issued U.S.$ 650 million in Senior Notes due on July 1, 2017. The Senior Notes bear interest at an annual rate of 4.625%, payable semi-annually in arrears on January 1, and July 1, commencing July 1, 2014. The proceeds of this issuance were applied, together with available cash, to repay in full as of January 13, 2014 the U.S.$931 million principal amount outstanding of the 7.75% Convertible Trust Preferred Securities due 2017 (see Note 25).

Senior Secured Credit Facility amendment

On December 20, 2013, Alcatel-Lucent USA Inc. amended its U.S.$ 1,750 million Senior Secured Credit Facility, which is effective as of February 2014 and had the effect of lowering the credit spread from 4.75% to 3.50%. As a result, and taking into account the Libor 1% floor, the applicable interest rate decreases from 5.75% to 4.50%.

8.875% Senior Notes due January 1, 2020

On August 7, 2013, Alcatel-Lucent USA Inc. issued U.S.$500 million in Senior Notes due on January 1, 2020. The Senior Notes bear interest at an annual rate of 8.875%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. They are guaranteed by Alcatel-Lucent and certain of its subsidiaries. The proceeds of this issuance were used to repay and terminate the U.S.$ 500 million Asset Sale Facility entered into on January 30, 2013 (see below), which involved a cash payment of U.S.$ 505 million. The outstanding balance of unamortized issuance costs of the Asset Sale Facility were expensed in Other financial income (loss) during the third quarter of 2013, representing a loss of €(24) million (see Note 8).

Senior Credit Facility amendment

On August 16, 2013, Alcatel-Lucent USA Inc. amended the outstanding Senior Secured Credit Facilities entered into on January 30, 2013. The amendments had the effect of changing certain covenants governing the facilities, including lowering the credit spread on the U.S.$ 1,750 million Senior Secured Credit Facility due 2019 from 6.25% to 4.75% (total interest rate lowered to 5.75%) and lowering the credit spread on the €300 million Senior Secured Credit Facility due 2019 from 6.50% to 5.25% (total interest rate lowered to 6.25%).

OCEANE 2018

On July 3, 2013, Alcatel-Lucent issued convertible/exchangeable bonds (OCEANE) due July 1, 2018 for a nominal value of €629 million. The bonds bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions. The carrying value of the debt component at the date of issuance was €505 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance was €124 million and is amortized in finance costs over the life of the debt.

The proceeds of this issuance were used to repurchase and cancel €748 million in nominal value of the 5.00% OCEANE due January 2015 (carrying value of €691 million) for a cash payment of €780 million (without accrued interest). The negative impact

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

on the income statement, that was accounted for in Other financial income (loss) during the third quarter of 2013, represented an €(87) million loss (see Note 8).

2.875% Series B Convertible Debentures Mandatory Offer to Purchase

At the holder’s option, the Alcatel-Lucent USA, Inc. 2.875% Series B convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at the first optional redemption date, June 15, 2013.

The outstanding nominal value of the 2.875% Series B convertible debentures was equal to US$ 765 million just before June 15, 2013. At this date, US$ 764 million in nominal value of these debentures were redeemed and cancelled for US$ 764 million in cash, plus accrued interest.

Because of the new accounting treatment applied in the second quarter of 2012 (see Note 2j), the carrying amount of the 2.875% Series B convertible debentures was equal to the nominal value of the debentures as of June 15, 2013. No gain or loss related to the partial redemption, therefore, was recorded.

Buy-Backs of Debt

On May 21, 2013, the following bonds and notes were partially bought back and cancelled:

- 6.375% Notes due April 2014 issued by Alcatel-Lucent:

- Nominal value repurchased: €172 million

- Cash amount paid by Alcatel-Lucent, excluding accrued interest: €180 million

The 6.375% Notes due April 2014 issued by Alcatel-Lucent were the subject of additional repurchases during the second and the third quarters of 2013 for an additional nominal amount of €16 million and a cash amount paid by Alcatel-Lucent, excluding accrued interest, of €17 million. In addition, the interest rate swaps, which were hedging part of the debt repurchased, were cancelled, generating a cash gain of €7 million.

- 5.00% OCEANE 2015 issued by Alcatel-Lucent:

- Nominal value repurchased: €193 million

- Cash amount paid by Alcatel-Lucent, excluding accrued interest: €196 million

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

An additional nominal amount of €748 million was repurchased in August 2013 (see above).

- 8.50% due January 2016 Senior Notes issued by Alcatel-Lucent:

- Nominal value repurchased: €75 million

- Cash amount paid by Alcatel-Lucent, excluding accrued interest: €80 million

A total net loss of €(26) million related to all the above listed repurchases that occurred in the second quarter of 2013 was recorded in “other financial income (loss)” (see Note 8).

Senior Secured Credit Facilities

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, Alcatel-Lucent and most of the subsidiaries of the Group as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 and which comprise:

- An asset sale facility with a total nominal value of U.S.$500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternate Base Rate (“ABR”) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;

- A credit facility with a total nominal value of U.S.$1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019; with a quarterly amortization of 0.25% of nominal value; and

- A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and also with a quarterly amortization of 0.25% of nominal value.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

The agreement relating to these facilities does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity, or make certain investments, and (v) dispose of, or transfer within the Group, assets constituting the collateral of the secured financing.

In accordance with IAS 39, the floor conditions on the variable interest rate of these facilities have been accounted for as embedded derivatives and separated from the host contracts (the credit facilities). The fair values at inception of the three floors have been valued at U.S.$10 million for the asset sale facility of U.S.$500 million, U.S.$46 million for the credit facility of U.S.$1,750 million, and €7 million for the credit facility of €300 million. These fair values have been subtracted from the nominal value of the facilities and recorded as interest rate derivatives and included in the Cash (financial debt), net as disclosed above. The change in these fair values representing a gain of €26 million for the year ended December 31, 2013 is recorded in “other financial income (loss)”.

In addition, fees related to the issuance of these credit facilities were also subtracted from the nominal value, giving the following carrying values of the facilities: U.S.$470 million for the asset sale facility of U.S.$500 million, U.S.$1,633 million for the credit facility of U.S.$1,750 million and €283 million for the credit facility of €300 million. The net cash proceeds are reported in the cash flow statement for the year ended December 31, 2013 on the line item “issuance of long-term debt” for an aggregate amount of €1,917 million. The difference between the nominal value and the carrying value of the facilities is amortized to finance costs over the life of the debt.

Changes in 2012

—	Extension or redemption

The bonds initially issued in July and October 2010 (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were redeemed.

—	Repurchases (redemption before maturity date)

In 2012, US$115.5 million in nominal value of the Alcatel-Lucent USA, Inc. 2.875% Series B convertible debentures were bought back for US$110 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased: Alcatel-Lucent USA, Inc. convertible bond 2.875% Series B: US$115,500,000

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

A loss of €(27) million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 8).

Changes in 2011

—	Extension or redemption

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

—	Repayment

Alcatel-Lucent’s Oceane 4.75% EUR bond due January 2011 was repaid in January 2011 for a nominal value of €818 million.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

d/ Analysis by maturity date and type of rate

(In millions of euros)	2013	2012 (1)	2011 (1)
Current portion of long-term debt (2)	1,054	570	-
Short-term debt (3)	186	281	323
Financial debt due within one year (5)	1,240	851	323
Of which:
• within 3 months	791	225	198
• between 3 and 6 months	406	603	90
• between 6 and 9 months	22	11	18
• over 9 months	21	12	17
2013	-	-	458
2014	-	604	585
2015	114	1,049	926
2016	515	495	490
2017	494	656	660
2018 and thereafter	3,799	1,150	1,171
Financial debt due after one year (4) (5)	4,922	3,954	4,290
Total	6,162	4,805	4,613

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Amount as of December 31, 2013 includes €274 million for the 6.375% notes due April 2014 and €675 million for the 7.75% convertible trust preferred securities debentures due to the existence of an irrevocable commitment to repay in full the 7.75% convertible debentures in January 2014.

Amount as of December 31, 2012 is related to the 2.875% Series B convertible debentures, due to the existence of a put option exercisable as of June 15, 2013.

(3)	Amount as of December 31, 2013 includes €95 million of accrued interest (€100 million as of December 31, 2012 and €101 million as of December 31, 2011).

(4)	The convertible securities may be retired earlier based on early redemption or buy-back options. See Note 25. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

(5)	Contractual cash flows of financial debt are disclosed in Note 33.

e/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2011 (1)
Convertible bonds	2,015	8.47%	8.47%
Other bonds	2,236	6.87%	6.41%
Bank loans, overdrafts and finance lease obligations	261	4.18%	4.18%
Accrued interest	101	NA	NA
Financial debt, gross	4,613	7.42%	7.20%
2012 (1)
Convertible bonds	2,179	9.23%	9.23%
Other bonds	2,118	7.78%	6.98%
Bank loans, overdrafts and finance lease obligations	408	1.97%	1.97%
Accrued interest	100	NA	NA
Financial debt, gross	4,805	7.94%	7.58
2013
Convertible bonds	1,191	9.50%	9.50%
Other bonds	4,485	7.50%	7.28%
Bank loans, overdrafts and finance lease obligations	391	2.66%	2.66%
Accrued interest	95	NA	NA
Financial debt, gross	6,162	7.58%	7.42%

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

f/ Debt analysis by type of rate

	2013		2012 (1)		2011 (1)
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	6,154	5,880	4,789	4,329	4,472	4,012
Total floating rate debt	8	282	16	476	141	601
Total	6,162	6,162	4,805	4,805	4,613	4,613

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

g/ Debt analysis by currency

	2013		2012 (1)		2011 (1)
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	1,544	1,544	2,205	2,205	2,192	2,192
U.S. Dollar	4,608	4,608	2,587	2,587	2,398	2,398
Other	10	10	13	13	23	23
Total	6,162	6,162	4,805	4,805	4,613	4,613

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

h/ Fair value of debt

The fair value of the Group’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts. The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.

—	At December 31, 2013, the fair value of debt before hedging (including credit spread) was €7,221 million and the fair value of the debt after hedging (including credit spread) was €7,231 million.

—	At December 31, 2012 (1), the fair value of debt before hedging (including credit spread) was €4,673 million and the fair value of the debt after hedging (including credit spread) was €4,640 million.

—	At December 31, 2011 (1), the fair value of debt before hedging (including credit spread) was €4,048 million and the fair value of the debt after hedging (including credit spread) was €4,011 million.

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

i/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc.

At February 5, 2014, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s	B3	B3/Caa1(1)	Not Prime	Stable	December 4, 2012/ December 19, 2013	November 7, 2013
Standard & Poor’s	B-	CCC+	B	Positive	June 21, 2013 / November 7, 2013	November 7, 2013

(1)	The OCEANE 2018 and the 6.375% Senior Notes are rated Caa1 (as indicated further below); all other long-term debt issued by Alcatel Lucent is rated B3.

At February 5, 2014, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s	n.a	B3/B1(1)	n.a	Stable	December 12, 2013	November 7, 2013
Standard & Poor’s	B-	CCC+/B+(2)	n.a	Positive	June 21, 2013 / November 7, 2013	November 7, 2013

(1)	The U.S.$ 1,750 million Senior Secured Credit Facility is rated B1 and the 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3 . Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

(2)	Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. The U.S. $1,750 million Senior Secured Credit Facility is rated B+.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

Moody’s: On December 19, 2013, Moody’s upgraded the rating of the 8.50% Senior Notes due 2016 issued by Alcatel Lucent from Caa1 to B3.

On November 7, 2013, Moody’s changed the outlook on Alcatel Lucent’s Corporate Family B3 rating from Negative to Stable, and affirmed the existing ratings of the Group’s debt.

On August 23, 2013, Moody’s assigned a definitive B3 rating to the 8.875% Senior Notes due 2020 issued by Alcatel-Lucent USA Inc. and affirmed Alcatel-Lucent’s B3 Corporate Family Rating.

On June 26, 2013, Moody’s assigned a provisional Caa1 rating to the OCEANE due 2018 issued by Alcatel Lucent and converted the provisional B1 rating of the Senior Secured Credit Facilities into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional B1 rating to the Senior Secured Credit Facilities.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the Alcatel-Lucent USA Inc. 2.875% Series A and Series B convertible bonds that were guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as Alcatel-Lucent USA Inc. debt and the trust preferred securities issued by Lucent Technologies Capital Trust I, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the Alcatel-Lucent USA Inc. 2.875% Series A and Series B convertible debentures, that were guaranteed by Alcatel Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel Lucent Corporate Family rating but downgraded from B2 to B3 the Alcatel-Lucent USA, Inc. 2.875% Series A and Series B convertible debentures that were guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed 6.50% Notes due 2028 and 6.45% Notes due 2029 issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent’s Corporate Family rating, the Alcatel-Lucent long term debt (except the OCEANE 2018 and the 6.375% Senior Notes), and the Alcatel-Lucent USA Inc. rated long term debt (except the Senior Secured Credit Facility which is rated B1), are rated B3, in the B category, which also includes B1 and B2 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Alcatel-Lucent’s OCEANE 2018 and the 6.375% Senior Notes are rated Caa1, in the Caa category, which Moody’s characterizes as follows: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On November 7, 2013, Standard & Poor’s revised its outlook on Alcatel Lucent and on Alcatel-Lucent USA Inc. from Stable to Positive, and affirmed its B- Corporate Credit rating on both companies. On November 7, 2013, Standard & Poor’s also affirmed the B short term rating on Alcatel Lucent.

On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel-Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the OCEANE 2018 issued by Alcatel-Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I was lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook was negative. At the same time, the BB- issue rating on the Senior Secured Credit Facilities was affirmed. The other ratings were also affirmed.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating).

The B- Alcatel-Lucent Corporate Family Rating, as well as the B+ rating of the Alcatel-Lucent USA Inc. Senior Secured Credit Facility, are in the B category.

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

The Group’s long term unsecured debt (including both Alcatel-Lucent and Alcatel-Lucent USA Inc. debt) is rated CCC+, in the CCC category, which also includes CCC and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2013

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

Alcatel-Lucent syndicated bank credit facility

On December 17, 2013, Alcatel-Lucent closed a € 504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of this instrument is not dependent upon Alcatel-Lucent’s Credit Ratings. The availability of this facility is dependent upon Alcatel-Lucent meeting a financial covenant linked to its capacity to generate sufficient EBITDA to cover its interest charges.

A syndicated bank facility signed on April 5, 2007 was terminated following the closing of the Senior Secured Facilities in January 2013.

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

These receivables represented an amount of €248 million as of December 31, 2013 (€166 million as of December 31, 2012 and €83 million as of December 31, 2011) included in our financial debt (other financial debt).

b/ Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Outstanding amounts of receivables sold without recourse (1)	1,343	1,111	952

(1)	Without recourse in case of payment default by the debtor. See accounting policy in Note 1s. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

Changes in receivables sold without recourse

(In millions of euros)	2013	2012	2011
Impact on cash flows from operating activities	232	159	176

NOTE 29    PROVISIONS

a/ Balance at closing

(In millions of euros)	2013	2012	2011
Provisions for product sales	402	510	537
Provisions for restructuring	433	456	294
Provisions for litigation	122	150	180
Other provisions	459	533	568
Total (1)	1,416	1,649	1,579
(1) Of which: portion expected to be used within one year	966	1,003	1,065
portion expected to be used after one year	450	646	514

b/ Change during 2013

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2013
Provisions for product sales	510	359	(287)	(149)	-	(31)	402
Provisions for restructuring	456	546	(522)	(8)	-	(39)	433
Provisions for litigation	150	43	(46)	(12)	-	(13)	122
Other provisions	533	204	(180)	(47)	-	(51)	459
Total	1,649	1,152	(1,035)	(216)	-	(134)	1,416
Effect on the income statement:
• Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(560)		171			(389)
• Financial income (loss)		(16)		17			1
• Restructuring costs		(546)		8			(538)
• Litigations		(2)		-			(2)
• Income taxes		(7)		20			13
• Gain (loss) on disposal		-		-			-
• Post-retirement benefit plan amendments		-		-			-
• Income (loss) from discontinued operations		(21)		-			(21)
Total		(1,152)		216			(936)

At year-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of December 31, 2013.

In particular, we received a tax audit report during the third quarter of 2012 confirming the German tax authority’s position with regard to the tax impact of the contribution to Thales of our former railway signalling business in 2006. This tax audit report could represent a potential negative impact of €140 million before interest and penalties (€179 million including interest and penalties as of December 31, 2013). Nothing was reserved, as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, since the business was sold in 2006. In accordance with applicable law, we have declined to make the payment, although interest continues to accrue on the obligation, and therefore our 2012 and 2013 cash flow statements were not impacted.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

Upon termination of the administration agreement relating to the pension fund for the Alcatel-Lucent employees in the Netherlands on December 31, 2011, the pension fund filed a claim with the District Court in The Hague for up to €182 million in damages to compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. Alcatel-Lucent filed its Statement of Defense on November 5, 2013. A pleading session is scheduled to be held on March 7, 2014. The decision of the Court of Justice, which will be rendered anytime thereafter, is expected to occur in a May to August 2014 timeframe. Consequently, at February 4, 2014, we consider that we have no reliable estimate of the eventual outcome of this litigation, and accordingly we have not made any reserve as of December 31, 2013 on account of this claim.

c/ Analysis of litigation provisions

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2013
FCPA litigation	32	-	(19)	-	-	-	13
Fox River litigation	15	2	(5)	-	-	(1)	11
Madrid building litigation	12	-	-	-	-	-	12
Sub-total — material litigations (1)	59	2	(24)	-	-	(1)	36
Other provisions	91	41	(22)	(12)	-	(12)	86
Total	150	43	(46)	(12)	-	(13)	122

(1)	The FCPA litigation is disclosed in Note 35b of our 2011 audited consolidated financial statements. The Fox River litigation is disclosed in Note 33 of our 2012 audited consolidated financial statements (under the heading “Lucent’s separation agreements”). The Madrid building litigation is disclosed in Note 34e of our 2010 audited consolidated financial statements.

(In millions of euros)	2012			December 31, 2013
Effect on the income statement of material litigations:
- Change in the provisions	-	(2)	-	(2)
- FX hedging on FCPA litigation	2			-
Total	2	(2)	-	(2)

d/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Opening balance	456	294	413
Utilization during period (restructuring cash outlays)	(522)	(340)	(345)
Restructuring costs (social costs and other monetary costs)	538	479	202
Reversal of discounting impact (financial loss)	1	6	5
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	-
Cumulative translation adjustments and other changes	(40)	17	19
Closing balance	433	456	294

e/ Restructuring costs

(In millions of euros)	2013	2012	2011
Social costs - Restructuring reserves	(338)	(362)	(113)
Other monetary costs - Restructuring reserves	(174)	(59)	(29)
Other monetary costs - Payables	(25)	(57)	(60)
Valuation allowances or write-offs of assets and other	(1)	(11)	(1)
Total restructuring costs	(538)	(489)	(203)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

NOTE  30    MARKET-RELATED EXPOSURES

The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates.

The Group’s debt is issued in euros and in U.S. dollars. Interest-rate derivatives are used primarily to convert fixed rate debt into floating rate debt.

Estimated future cash flows (for example, firm commercial contracts or commercial bids) are hedged by forward foreign exchange transactions.

a/ Interest rate risk

Derivative financial instruments held at December 31, 2013 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2013, 2012 and 2011, outstanding interest-rate derivatives have the following characteristics:

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

	2013					2012		2011
	Contract notional amounts Maturity date
(In millions of euros)	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value
Interest-rate swaps
Pay fixed rate	-	5	4	9	-	14	(1)	21	(1)
Pay floating rate	272	-	-	272	11	460	33	460	36
Floors
Buy	-	-	-	-	-	-	-	-	-
Sell	-	-	1,256	1,256	(21)	-	-	-	-
Options on interest-rate swaps U.S.$ Libor
Buy	-	-	-	-	-	-	-	-	-
Sell	-	-	-	-	-	-	-	-	-
Total market value	-	-	-	-	(10)	-	32	-	35

Analysis by accounting category

	Market value
(In millions of euros)	2013	2012	2011
Fair value hedges	11	33	36
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(21)	(1)	(1)
Total	(10)	32	35

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as assets
Fair value hedges	11	-	-	11
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	-	-
Total	11	-	-	11

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as liabilities
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	(21)	(21)
Total	-	-	(21)	(21)

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would not have a significant impact on interest expense for 2013 (€5 million for 2012 and €6 million for 2011).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €59 million for 2013 (€43 million for 2012 and €40 million for 2011).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease equity by €2 million for 2013 (€3 million in 2012 and €4 million in 2011).

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would have a negative impact of €4 million in 2013 (€3 million in 2012 and €2 million in 2011).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a negative impact of €1 million in 2013 (€7 million in 2012 and €12 million in 2011).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding positive impact of €1 million in 2013 (€7 million in 2012 and €12 million in 2011).

The impact on the income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest-rate derivatives that do not qualify for hedge accounting, would have a positive impact of €17 million in 2013 (€0 million in 2012 and €0 million in 2011).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

An increase of 1% of the interest rate curve, applied to financial debt after taking into account derivatives qualified for hedge accounting, would have a positive impact of €263 million on its market value for 2013 (€127 million in 2012 and €119 million in 2011). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have no impact on either the income statement or on equity.

(In millions of euros)	2013				2012 (1)				2011 (1)
	Booked value	Fair value	Fair value change if rates fall by 1% (2)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (2)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (2)	Fair value change if rates rise by 1%
Assets
Marketable securities	2,259	2,259	6	(6)	1,528	1,528	6	(6)	939	939	6	(6)
Cash & cash equivalents (3)	4,096	4,096	-	-	3,401	3,401	-	-	3,533	3,533	-	-
Subtotal	6,355	6,355	6	(6)	4,929	4,929	6	(6)	4,472	4,472	6	(6)
Liabilities
Convertible bonds	(1,191)	(1,989)	(21)	20	(2,179)	(2,217)	(40)	39	(2,015)	(1,812)	(39)	37
Non convertible bonds	(4,485)	(4,746)	(269)	244	(2,118)	(1,943)	(105)	95	(2,236)	(1,874)	(104)	94
Other financial debt	(486)	(486)	-	-	(508)	(508)	-	-	(362)	(362)	-	-
Subtotal	(6,162)	(7,221)	(290)	264	(4,805)	(4,668)	(145)	134	(4,613)	(4,048)	(143)	131
Derivative interest rate instruments - other current and non-current assets	11	11	-	(1)	33	33	1	(7)	36	36	12	(12)
Derivative interest rate instruments - other current and non-current liabilities	(21)	(21)	(3)	17	-	-	-	-	-	-	-	-
Loan to co-venturer-financial asset	7	7	-	-	23	23	-	-	37	37	-	-
(Debt)/cash position before FX derivatives	190	(867)	(287)	274	180	317	(138)	121	(68)	497	(125)	113
Derivative FX instruments on financial debt -other current and non-current assets	5	5	-	-	2	2	-	-	57	57	-	-
Derivative FX instruments on financial debt -other current and non-current liabilities	(46)	(46)	-	-	(35)	(35)	-	-	(5)	(5)	-	-
(Debt)/cash position	149	(908)	(287)	274	147	284	(138)	121	(16)	549	(125)	113

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(3)	For cash & cash equivalents, the carrying value is considered as a good estimate of the fair value.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

	2013					2012		2011
(In millions of euros)	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	188	12	22	222	(5)	529	(1)	471	4
Short-term exchange swaps	4,066	291	257	4,614	(42)	2,231	(35)	2,865	63
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-	-	-	-	-	-
• Sell put	-	-	-	-	-	-	-	-	-
Total	4,254	303	279	4,836	(47)	2,760	(36)	3,336	67
Sell/Borrow foreign currency
Forward exchange contracts	312	31	7	350	2	681	10	869	(35)
Short-term exchange swaps	1,084	8	122	1,214	9	898	15	1,189	(43)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Sell call	-	-	-	-	-	-	-	-	-
• Buy put	-	-	-	-	-	-	-	-	-
Total	1,396	39	129	1,564	11	1,579	25	2,058	(78)
Total market value					(36)		(11)		(11)
Analysis by type and maturity

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	222	-	-	222
Short-term exchange swaps	4,614	-	-	4,614
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	4,836	-	-	4,836

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	350	-	-	350
Short-term exchange swaps	1,214	-	-	1,214
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	1,564	-	-	1,564

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as assets	18	-	-	18

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as liabilities	(54)	-	-	(54)

Analysis by accounting category

	Market value
(In millions of euros)	2013	2012	2011
Fair value hedges	(39)	(27)	8
Cash flow hedges	(1)	7	(16)
Instruments not qualifying for hedge accounting	4	9	(3)
Total	(36)	(11)	(11)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €201 million in 2013 (against a positive impact of €59 million in 2012 and a positive impact of €44 million in 2011). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a positive impact of €245 million in 2013 (against a positive impact of €94 million in 2012 and a positive impact of €84 million in 2011). However, this positive effect would be offset by a negative impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a negative impact of €1 million on equity in 2013 (against a negative impact of €23 million on equity in 2012 and a negative impact of €28 million in 2011).

	2013			2012			2011
(In millions of euros)	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	(39)	(244)	245	(27)	(94)	94	8	(82)	84
Cash flow hedges	(1)	1	(1)	7	23	(23)	(16)	28	(28)
Derivatives not qualifying for hedge accounting	4	44	(43)	9	13	(12)	(3)	11	(12)
Total outstanding derivatives	(36)	(199)	201	(11)	(58)	59	(11)	(43)	44
Impact of outstanding derivatives on financial result	4	44	(43)	9	13	(12)	(3)	11	(12)
Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-	-	-	-
Impact of outstanding derivatives on equity	(1)	1	(1)	7	23	(23)	(16)	28	(28)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)
Cash flow hedges accounted for in equity at December 31, 2010	(6)
Changes in fair value	(11)
Reclassification of gains or losses to income statement (1)	4
Cash flow hedges accounted for in equity at December 31, 2011	(13)
Changes in fair value	17
Reclassification of gains or losses to income statement (1)	(3)
Cash flow hedges accounted for in equity at December 31, 2012	1
Changes in fair value	(1)
Reclassification of gains or losses to income statement (1)	1
Cash flow hedges accounted for in equity at December 31, 2013	1

(1)	The amounts recognized directly in equity indicated in this table differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued operations and commodities derivatives, which are excluded in the above table.

c/ Fair value hierarchy

	2013				2012 (1)				2011 (1)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value (1)	-	158	7	165	1	146	7	154	3	129	7	139
Financial assets at fair value through profit or loss (2)	-	2,192	-	2,192	-	1,480	-	1,480	-	907	-	907
Currency derivatives (3)	-	18	-	18	-	29	-	29	-	65	-	65
Interest-rate derivatives - hedging (3)	-	11	-	11	-	33	-	33	-	36	-	36
Interest-rate derivatives - other (3)	-	-	-	-	-	-	-	-	-	1	-	1
Cash equivalents (4)	1,476	147	-	1,623	906	133		1,039	376	842	-	1,218
Total	1,476	2,526	7	4,009	907	1,821	7	2,735	379	1,980	7	2,366
Liabilities
Currency derivatives (3)	-	(54)	-	(54)	-	(40)	-	(40)	-	(76)	-	(76)
Interest-rate derivatives - hedging (3)	-	(21)	-	(21)	-	-	-	-	-	-	-	-
Interest-rate derivatives - other (3)	-	-	-	-	-	(1)	-	(1)	-	(4)	-	(4)
Total	-	(75)	-	(75)	-	(41)	-	(41)	-	(80)	-	(80)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Note 17.

(3)	See Note 22.

(4)	See Note 18. Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2013 and 2012, and between 2012 and 2011.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

(In millions of euros)
Amount in level 3 at December 31, 2011	7
Additions / (disposals)	-
Fair value changes through equity	1
Impairment losses	-
Change in consolidated group	-
Other changes	(1)
Amount in level 3 at December 31, 2012	7
Additions / (disposals)	-
Fair value changes through equity	(1)
Impairment losses	-
Change in consolidated group	-
Other changes	1
Amount in level 3 at December 31, 2013	7

Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

—	loans and long-lived assets that have been reduced to fair value when they are held for sale;

—	the remeasurement of investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and

—	identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non-recurring basis at December 31, 2013, 2012 or 2011.

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2013	2012 (1)	2011 (1)
Trade receivables and other receivables (2)	2,482	2,860	3,407
Marketable securities (3)	2,259	1,528	939
Cash and cash equivalents (4)	4,096	3,401	3,533
Other financial assets (3)	322	341	541
Foreign exchange derivative assets (5)	18	29	65
Interest-rate derivative assets (5)	11	33	37
Other assets (5)	1,135	1,092	1,170
Financial guarantees and off balance sheet commitments (6)	8	4	11
Maximum exposure to credit risk	10,331	9,288	9,703

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Note 21.

(3)	See Note 17.

(4)	See Note 18.

(5)	See Note 22.

(6)	See Note 33.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

iii. Outstanding financial assets not impaired

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2013	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	5	5	-	-	-	-	-
Other trade receivables	2,634	2,190	82	130	45	30	287
Gross value	2,639	-	-	-	-	-	-
Valuation allowance	(157)	-	-	-	-	-	-
Net value	2,482	2,195	82	130	45	30	287

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2012	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	41	41	-	-	-	-	-
Other trade receivables	2,940	2,576	83	93	41	27	244
Gross value	2,981
Valuation allowance	(120)
Net value	2,861	2,617	83	93	41	27	244

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2011	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	114	114	-	-	-	-	-
Other trade receivables	3,416	2,990	117	107	47	32	303
Gross value	3,530	-	-	-	-	-	-
Valuation allowance	(123)	-	-	-	-	-	-
Net value	3,407	3,104	117	107	47	32	303

We do not consider other financial assets that are overdue but not impaired to be material.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts
Valuation allowance at December 31, 2010	(153)
Net result impact	3
Write-offs	19
Translation adjustments	-
Other changes	8
Valuation allowance at December 31, 2011	(123)
Net result impact	(5)
Write-offs	8
Translation adjustments	-
Other changes	-
Valuation allowance at December 31, 2012	(120)
Net result impact	(62)
Write-offs	20
Translation adjustments	4
Other changes	1
Valuation allowance at December 31, 2013	(157)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2013, December 31, 2012 and December 31, 2011. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

As of December 31, 2013, the Group considers that its available marketable securities, cash and cash equivalents and the available syndicated bank credit facility (refer to Note 27) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

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

iii. Liquidity risk on guarantees and off balance sheet commitments

See Note 33 Contractual obligations and disclosures related to off balance sheet commitments.

NOTE  31    CUSTOMERS’ DEPOSITS AND ADVANCES

(In millions of euros)	2013	2012	2011
Advance payments received on construction contracts	68	77	126
Other deposits and advances received from customers	613	641	464
Total customers’ deposits and advances	681	718	590
Of which:
• portion due within one year	640	674	571
• portion due after one year	41	44	19

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

NOTE  32    NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2013	2012 (1)	2011 (1)
Net income (loss) attributable to the equity owners of the parent	(1,304)	(2,011)	660
Non-controlling interests	10	(77)	49
Adjustments:
• Depreciation and amortization of tangible and intangible assets	669	898	892
Of which impact of capitalized development costs	223	283	243
• Impairment of assets	548	894	-
• Post-retirement benefit plan amendment	(137)	(204)	(67)
• Changes in pension and other post-retirement benefit obligations, net	(37)	11	(22)
• Provisions, other impairment losses and fair value changes	65	250	(146)
• Repurchase of bonds and change of estimates related to convertible debentures (2)	226	205	-
• Net (gain) loss on disposal of assets	(31)	(30)	(45)
• Share in net income (losses) of equity affiliates (net of dividends received)	(6)	(4)	(7)
• (Income) loss from discontinued operations	16	(666)	(414)
• Finance costs and interest on tax litigations	390	271	297
• Share-based payments	19	26	28
• Taxes	(171)	425	(627)
Sub-total of adjustments	1,551	2,076	(111)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	257	(12)	598

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Notes 8, 25 and 27.

b/ Free cash flow

(In millions of euros)	2013	2012 (1)	2011 (1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	257	(12)	598
Change in operating working capital (2)	(43)	341	(197)
Other current assets and liabilities (3)	24	(174)	(14)
Net cash provided (used) by operating activities before interest & taxes	238	155	387
Of which
- restructuring cash outlays	(522)	(340)	(344)
- contribution and benefits paid on pensions & other post-employment benefits	(189)	(190)	(185)
Interest received/(paid)	(295)	(202)	(252)
Taxes received/(paid)	(78)	(57)	(55)
Net cash provided (used) by operating activities	(135)	(104)	80
Capital expenditures	(528)	(581)	(557)
Disposal of Intellectual Property	27	-	15
Free cash flow	(636)	(685)	(462)

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Including amounts received from discounted receivables (refer to Note 28).

(3)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”) disclosed in Note 28.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2013	2012	2011
Obtaining control of consolidated entities	-	-	-
Cash (expenditure) on acquisition of newly consolidated entities	-	-	-
Cash and cash equivalents of newly consolidated entities	-	4	-
Total - net impact on cash flows of obtaining control	-	4	-
Losing control of consolidated entities	-	-	-
Cash proceeds from disposal of formerly consolidated entities	-	-	(1)
Cash and cash equivalents of formerly consolidated entities	-	(5)	-
Total - net impact on cash flows of losing control	-	(5)	(1)

NOTE 33    CONTRACTUAL OBLIGATIONS AND DISCLOSURES RELATED TO OFF BALANCE SHEET COMMITMENTS

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2013. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2014	2015-2016	2017-2018	2019 and after	Total
Financial debt (excluding finance leases)	1,227	620	1,021	3,271	6,139
Finance lease obligations (1)	13	9	1	-	23
Equity component of convertible bonds	-	-	114	-	114
Sub-total - included in statement of financial position	1,240	629	1,136	3,271	6,276
Finance costs on financial debt (2)	312	580	539	948	2,379
Operating leases	178	245	146	172	741
Commitments to purchase fixed assets	28	-	-	-	28
Unconditional purchase obligations (3)	796	447	362	227	1,832
Sub-total - commitments not included in statement of financial position	1,314	1,272	1,047	1,347	4,980
Total contractual obligations (4)	2,554	1,901	2,183	4,618	11,256

(1)	Of which €10 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)	Further details on put and call dates are given in Note 25.

(3)	Of which €838 million relates to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions below”. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 26).

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2013	2012	2011
Guarantees given on contracts made by the Group	1,180	1,217	1,210
Discounted notes receivable with recourse (1)	-	1	1
Other contingent commitments (2)	671	716	834
Sub-total - contingent commitments	1,851	1,934	2,045
Secured borrowings (3)	8	4	11
Cash pooling guarantee (4)	-	-	-
Total (5)	1,859	1,938	2,056

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 28.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 26 for a summary of our expected contributions to these plans.

Contingent commitments at December 31, 2013

(In millions of euros)	Maturity date
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	737	144	14	258	1,153
Guarantees on third-party contracts	19	2	6	-	27
Discounted notes receivable and other	-	-	-	-	-
Other contingent commitments	138	298	59	176	671
Total	894	444	79	434	1,851
Counter guarantees received					141

(1)	Reflected in statement of financial position: €137 million.

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

Commitments related to product warranties and pensions and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in the consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts. For more information concerning contingencies, see Note 36.

Guarantees given on our long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2013” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will be liable for such guarantees, the estimated risk is reserved for in the consolidated statement of financial position under the caption “provisions” (see Note 29) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

Guarantees given on third-party long-term contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2013 (nil as of December 31, 2012 and €1 million at December 31, 2011).

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

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2013

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Security interests granted	-	-	-	-	-
Other guarantees given	6	2	-	-	8
Total	6	2	-	-	8
Net book value of assets given in guarantee:
• intangible assets	-	-	-	-	-	1,001	0.00%
• tangible assets	-	-	-	-	-	1,075	0.00%
• financial assets	-	-	-	-	-	322	0.00%
• inventories and work in progress	-	-	-	-	-	1,935	0.00%
Total	-	-	-	-	-

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

On October 29, 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”), with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €94 million of these restructuring costs were incurred during 2013 (€31 million in 2012 and €22 million in 2011). In addition, in the fourth quarter of 2011 Alcatel-Lucent signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us. €10 million of these supplemental costs were incurred during 2013 (€6 million in 2012 and €10 million in 2011).

As part of the transfer of resources, in 2010, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €10 million finance lease obligation as of December 31, 2013 (€10 million as of December 31, 2012 and €13 million as of December 31, 2011).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately €514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commitment, €311 million represent Alcatel-Lucent’s commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

amount equal to €62 million, which is the annual amount spent by Alcatel-Lucent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represents Alcatel-Lucent’s commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2013, the remaining total purchase commitment was €104 million (€226 million as of December 31, 2012 and €276 million as of December 31, 2011). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of €644 million as of December 31, 2013 (€778 million as of December 31, 2012 and €976 million as of December 31, 2011); and

—	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €90 million as of December 31, 2013 (€105 million as of December 31, 2012 and €164 million as of December 31, 2011)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2013.

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

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non cancellable, non-returnable (“NCNR”) component and sub assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products. In 2013, Alcatel-Lucent recorded a charge of €26 million for excess inventory commitments with our EMS providers compared to a charge of €25 million in 2012 (and a charge of €6 million in 2011).

Alcatel-Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Guaranties provided in respect of some Alcatel-Lucent and Alcatel-Lucent USA Inc. debt instruments

Alcatel-Lucent USA Inc.’s subordinated guaranty of Alcatel-Lucent 6.375% Notes due 2014

On March 27, 2007, Alcatel-Lucent USA Inc. issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €274 million as of December 31, 2013). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent 8.50% Senior Notes due 2016

On November 15, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s 8.50% Senior Notes due 2016 (the principal amount of which was €425 million on December 31, 2013). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent Revolving Credit Facility

On December 17, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s €504 million Revolving Credit Facility (which was undrawn on December 31, 2013). The guaranty is

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty should the Revolving Credit Facility be drawn. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel Lucent’s senior guaranties of certain Alcatel-Lucent USA Inc. Senior Notes

Alcatel-Lucent USA Inc. issued (i) in August 2013 8.875% Senior Notes due January 1, 2020 (the principal amount of which was €363 million on December 31, 2013), (ii) in November 2013 6.750% Senior Notes due November 15, 2020 (the principal amount of which was €725 million on December 31, 2013) and (iii) in December 2013, 4.625% Senior Notes due July 1, 2017 (the principal amount of which was €471 million on December 31, 2013). These Notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Alcatel-Lucent and other subsidiaries of Alcatel-Lucent. Alcatel-Lucent’s guaranty will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent.

Specific commitments

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €11 million as of December 31, 2013 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. In 2013, a payment of €5 million was made to NCR Corporation and an increase to this provision in the amount of €2 million was accounted for based upon NCR Corporation’s increase of the amount of the claim it asserted against AT&T Corp. and Alcatel-Lucent (a reversal of €1 million was accounted for in 2012 and a reversal of €3 million was accounted for in 2011). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2013 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$23 million of lease obligations as of December 31, 2013 (U.S.$ 47 million of lease obligations as of December 31, 2012 and U.S.$ 59 million of lease obligations as of December 31, 2011), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2013.

c/ Off balance sheet commitments - commitments received

(In millions of euros)	2013	2012	2011
Guarantees received or security interests received on lendings	46	46	144
Counter-guarantees received on guarantees given on contracts	1	1	63
Other commitments received	94	119	130
Total	141	166	337

NOTE 34    RELATED PARTY TRANSACTIONS

Related parties are mainly:

—	shareholders of Alcatel-Lucent;

—	jointly-controlled entities (accounted for using equity method);

—	investments in associates (accounted for using equity method);

—	non-consolidated entities; and

—	key management personnel.

To the Group’s knowledge, The Capital Group Companies, Inc. and BlackRock, Inc. are the only shareholders holding more than 5% of the parent company’s share capital as of December 31, 2013.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2013, 2012 and 2011 were as follows:

(In millions of euros)	2013	2012	2011
Revenues
Non-consolidated affiliates	15	36	19
Joint ventures	-	-	-
Equity affiliates	9	8	8
Cost of sales
Non-consolidated affiliates	(48)	(61)	(67)
Joint ventures	-	(26)	(24)
Equity affiliates (1)	(104)	(114)	(90)
Research and development costs
Non-consolidated affiliates	-	(8)	(13)
Joint ventures	-	-	-
Equity affiliates	-	-	-

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the retroactive application of IFRS 11 “Joint Arrangements” (see Note 4).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35

Outstanding balances arising from related party transactions at December 31, 2013, 2012 and 2011 were as follows:

(In millions of euros)	2013	2012	2011
Other assets
Non-consolidated affiliates	3	16	8
Joint ventures	-	3	3
Equity affiliates (1)	7	11	12
Other liabilities
Non-consolidated affiliates	(8)	(10)	(10)
Joint ventures	-	-	-
Equity affiliates (1)	(17)	(12)	(8)
Cash (financial debt), net
Non-consolidated affiliates	-	-	-
Joint ventures	-	8 (2)	18 (2)
Equity affiliates	-	-	-

(1)	The figures for the years 2012 and 2011 are re-presented to reflect the retroactive application of IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Loan to a co-venturer (refer to Notes 17 and 27a).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2013, 2012 and 2011, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros)	2013 (1)		2012	2011
Short-term benefits
Fixed remuneration	5		8	9
Variable remuneration (2)	2		1	4
Directors’ fees	1		1	1
Employer’s social security contributions	2		2	2
Termination benefits and retirement indemnities	3		2	3
Other benefits
Post-employment benefits	(1)	(3)	4	3
Share-based payments	8		12	8
Total	20		30	30

(1)	The 2013 French exceptional additional income tax on personal income above €1 million has been reported as an operating expense in the 2013 income statement (above figures do not include the potential impact of such exceptional tax).

(2)	Including retention bonuses.

(3)	The positive effect is mainly due to the French Auxad pension plan amendment (refer to Note 26e).

NOTE  35    EMPLOYEE BENEFIT EXPENSES AND AUDIT FEES

a/ Employee benefit expenses

(In millions of euros)	2013	2012	2011
Wages and salaries (1)	4,819	5,166	5,086
Restructuring costs (2)	338	362	113
Post-retirement benefit plan amendment (3)	(133)	(204)	(67)
Financial component of pension and post-retirement benefit costs (4)	84	127	102
Net employee benefit expenses	5,108	5,451	5,234

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)	See Note 29e.

(3)	See Note 26e.

(4)	See Note 8.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36

b/ Audit fees

The unaudited amount of audit fees is disclosed in Section 11.1.3 of our Annual Report on Form 20-F, which is available on the Internet (http://alcatel-lucent.com).

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

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE pretends that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. The trial of the criminal case, including the related civil claims, started on April 14, 2010. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent. The Tribunal issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011. In December 2012, the Court of Appeals (which found on procedural grounds all of the individual defendants not guilty) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. In the beginning of 2013, ICE filed an extraordinary appeal on cassation before the Costa Rican Supreme Court seeking to obtain confirmation of the lower criminal court’s decision which referred the parties to a civil court. A decision is not expected before the end of 2014.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount was to be reimbursed to CIT and (ii) the U.S.$44.7 million claim

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36

was to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount was to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that would guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT can collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in 2014.

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

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. ICE subsequently reformulated its claim, requesting US$18 million for pecuniary losses and an undetermined amount for moral damages. No reserves have been booked as it is Alcatel-Lucent’s position that this matter has been fully settled with the Costa Rican Prosecution Office in 2010.

Alcatel-Lucent generated €0.9 million in revenue from Costa Rican contracts in 2013 and expects to generate approximately €2.5 million of revenues in 2014. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ Investigations in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities were investigating CIT’s payments to consultants in the Costa Rica matter described above; the criminal proceeding against Alcatel-Lucent France for bribery of public officials closed on December 31, 2013, but it is still on-going with regard to Alcatel-Lucent former employees.

With respect to Nigeria, French authorities requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were placed under formal investigation on suspicion of being accomplices to alleged favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was placed under formal investigation on suspicion of benefitting from favoritism. In March 2011, several current or former public officials of French Polynesia were placed under formal investigation on suspicion of either favoritism or being accomplices to favoritism.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €7.4 million of revenues from French public procurement contracts in 2013 and expects to generate approximately €6 million of revenues in 2014. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

c/ Investigations in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (“ASB”), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and conducted an internal review into this matter.

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

No significant new litigation has been commenced since December 31, 2013.

NOTE  37    EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

There were no events that have a material impact on the financial status that occurred between the statement of financial position date and February 5, 2014, the date when the Board of Directors authorized the consolidated financial statements for issue, other than the early repayment in full on January 13, 2014 of the U.S.$931 million principal amount outstanding of our 7.75% Convertible Trust Preferred Securities due 2017 as described in Note 25b.

We also received, early February 2014, a binding offer from, and have entered into exclusive discussions with, China Huaxin, a technology investment company, for the acquisition of Enterprise included in our segment Other. The contemplated transaction values Alcatel-Lucent Enterprise at €268 million on an enterprise value basis (cash-free / debt free) and at an estimated €237 million at the time of the announcement on an equity value basis, for 100%. We will retain a minority stake of 15%. The proposed transaction was submitted to the workers council of Alcatel-Lucent Enterprise for the required information and consultation procedure. A definitive acquisition agreement is expected to be signed during the second quarter of 2014. Closing of this transaction is subject to certain conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38

NOTE  38    MAIN CONSOLIDATED COMPANIES

Company	Country	% interest	Consolidation method
Alcatel-Lucent (2) (3)	France		Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia		Full consolidation
Alcatel-Lucent Austria AG	Austria		Full consolidation
Alcatel-Lucent Bell NV	Belgium		Full consolidation
Alcatel-Lucent Brasil S/A	Brazil		Full consolidation
Alcatel-Lucent Canada Inc.	Canada		Full consolidation
Alcatel-Lucent Deutschland AG	Germany		Full consolidation
Alcatel-Lucent Enterprise	France		Full consolidation
Alcatel-Lucent España S.A.	Spain		Full consolidation
Alcatel-Lucent France	France		Full consolidation
Alcatel-Lucent India Limited	India		Full consolidation
Alcatel-Lucent International	France		Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy		Full consolidation
Alcatel-Lucent Mexico S.A. de C.V.	Mexico		Full consolidation
Alcatel-Lucent Nederland B.V.	The Netherlands		Full consolidation
Alcatel-Lucent Polska Sp Z.o.o.	Poland		Full consolidation
Alcatel-Lucent Portugal, S.A.	Portugal		Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland		Full consolidation
Alcatel-Lucent Shanghai Bell Co., Ltd	China	50	Full consolidation (4)
Alcatel-Lucent Submarine Networks	France		Full consolidation
Alcatel-Lucent Telecom Limited	U.K.		Full consolidation
Alcatel-Lucent USA Inc.	U.S.A.		Full consolidation
LGS Innovations LLC	U.S.A.		Full consolidation
Holdings
Financial Holdings
Alcatel-Lucent Holdings Inc.	U.S.A.		Full consolidation
Alcatel-Lucent Participations	France		Full consolidation
Coralec	France		Full consolidation
Florelec	France		Full consolidation
Financial Services
Electro Banque	France		Full consolidation
Electro Ré	Luxemburg		Full consolidation

(1)	Percentages of interest equal 100% unless otherwise specified.

(2)	Publicly traded.

(3)	The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)	Entity fully controlled by the Group holding 50% plus one share.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

NOTE  39    QUARTERLY INFORMATION (UNAUDITED)

Consolidated income statements

(In millions of euros - except per share information) 2013	Q1	Q2	Q3	Q4	Total
Revenues	3,226	3,612	3,668	3,930	14,436
Cost of sales	(2,279)	(2,461)	(2,472)	(2,581)	(9,793)
Gross profit	947	1,151	1,196	1,349	4,643
Administrative and selling expenses	(542)	(519)	(522)	(482)	(2,065)
Research and development expenses before capitalization of development expenses	(609)	(600)	(572)	(559)	(2,340)
Impact of capitalization of development expenses	2	(8)	(7)	(21)	(34)
Research and development costs	(607)	(608)	(579)	(580)	(2,374)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(202)	24	95	287	204
Restructuring costs	(122)	(194)	(117)	(105)	(538)
Litigations	(2)	(1)	1	-	(2)
Gain/(loss) on disposal of consolidated entities	2		-	-	2
Impairment of assets	-	(552)	-	4	(548)
Post-retirement benefit plan amendments	55	41	-	41	137
Income (loss) from operating activities	(269)	(682)	(21)	227	(745)
Interest related to gross financial debt	(117)	(125)	(108)	(112)	(462)
Interest related to cash and marketable securities	19	17	18	17	71
Finance costs	(98)	(108)	(90)	(95)	(391)
Other financial income (loss)	(54)	(72)	(128)	(66)	(320)
Share in net income (losses) of equity affiliates	2	1	2	2	7
Income (loss) before income tax and discontinued operations	(419)	(861)	(237)	68	(1,449)
Income tax (expense) benefit	51	(28)	62	86	171
Income (loss) from continuing operations	(368)	(889)	(175)	154	(1,278)
Income (loss) from discontinued operations	(1)	2	(19)	2	(16)
Net Income (Loss)	(369)	(887)	(194)	156	(1,294)
Attributable to:
- Equity owners of the parent	(353)	(885)	(200)	134	(1,304)
- Non-controlling interests	(16)	(2)	6	22	10
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share	(0.15)	(0.37)	(0.08)	0.05	(0.54)
- Diluted earnings (loss) per share	(0.15)	(0.37)	(0.08)	0.05	(0.54)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share	(0.15)	(0.37)	(0.07)	0.05	(0.53)
- Diluted earnings (loss) per share	(0.15)	(0.37)	(0.07)	0.05	(0.53)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	(0.00)	0.00	(0.01)	0.00	(0.01)
- Diluted earnings per share	(0.00)	0.00	(0.01)	0.00	(0.01)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

(In millions of euros - except per share information) 2012 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,207	3,546	3,600	4,096	14,449
Cost of sales	(2,237)	(2,420)	(2,599)	(2,852)	(10,108)
Gross profit	970	1,126	1,001	1,244	4,341
Administrative and selling expenses	(634)	(610)	(572)	(574)	(2,390)
Research and development expenses before capitalization of development expenses	(623)	(595)	(605)	(609)	(2,432)
Impact of capitalization of development expenses	(3)	(6)	(6)	3	(12)
Research and development costs	(626)	(601)	(611)	(606)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(290)	(85)	(182)	64	(493)
Restructuring costs	(75)	(107)	(61)	(246)	(489)
Litigations	1	-	1	-	2
Gain/(loss) on disposal of consolidated entities	-	-	-	11	11
Impairment of assets	-	-	-	(894)	(894)
Post-retirement benefit plan amendments	-	30	5	169	204
Income (loss) from operating activities	(364)	(162)	(237)	(896)	(1,659)
Interest relative to gross financial debt	(85)	(91)	(89)	(92)	(356)
Interest relative to cash and marketable securities	20	22	18	18	78
Finance costs	(65)	(69)	(71)	(74)	(278)
Other financial income (loss)	(55)	(239)	(57)	(45)	(397)
Share in net income (losses) of equity affiliates	1	-	1	3	5
Income (loss) before income tax and discontinued operations	(483)	(470)	(364)	(1,012)	(2,329)
Income tax, (charge) benefit	81	79	26	(611)	(425)
Income (loss) from continuing operations	(402)	(391)	(338)	(1,623)	(2,754)
Income (loss) from discontinued operations	659	(10)	12	5	666
Net income (loss)	257	(401)	(326)	(1,618)	(2,088)
Attributable to:
• Equity owners of the parent	259	(396)	(316)	(1,558)	(2,011)
• Non-controlling interests	(2)	(5)	(10)	(60)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.11	(0.17)	(0.13)	(0.65)	(0.84)
• Diluted earnings (loss) per share	0.09	(0.17)	(0.13)	(0.65)	(0.84)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.17)	(0.17)	(0.14)	(0.65)	(1.12)
• Diluted earnings per share	(0.17)	(0.17)	(0.14)	(0.65)	(1.12)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.28	(0.00)	0.01	0.00	0.28
• Diluted earnings per share	0.22	(0.00)	0.00	0.00	0.28

(1)	The figures for the year 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

(In millions of euros - except per share information) 2011 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,657	3,819	3,705	4,151	15,332
Cost of sales	(2,367)	(2,488)	(2,398)	(2,724)	(9,977)
Gross profit	1,290	1,331	1,307	1,427	5,355
Administrative and selling expenses	(709)	(676)	(634)	(622)	(2,641)
Research and development expenses before capitalization of development expenses	(655)	(620)	(599)	(598)	(2,472)
Impact of capitalization of development expenses	8	(14)	9	2	5
Research and development costs	(647)	(634)	(590)	(596)	(2,467)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(66)	21	83	209	247
Restructuring costs	(31)	(50)	(57)	(65)	(203)
Litigations	4	-	-	-	4
Gain/(loss) on disposal of consolidated entities	4	(2)	(4)	-	(2)
Post-retirement benefit plan amendments	69	(2)	(1)	1	67
Income (loss) from operating activities	(20)	(33)	21	145	113
Interest relative to gross financial debt	(86)	(91)	(84)	(91)	(352)
Interest relative to cash and marketable securities	15	15	15	14	59
Finance costs	(71)	(76)	(69)	(77)	(293)
Other financial income (loss)	(32)	(22)	(59)	(47)	(160)
Share in net income (losses) of equity affiliates	1	3	1	2	7
Income (loss) before income tax and discontinued operations	(122)	(128)	(106)	23	(333)
Income tax, (charge) benefit	12	55	198	363	628
Income (loss) from continuing operations	(110)	(73)	92	386	295
Income (loss) from discontinued operations	2	32	26	354	414
Net income (loss)	(108)	(41)	118	740	709
Attributable to:
• Equity owners of the parent	(113)	(56)	93	736	660
• Non-controlling interests	5	15	25	4	49
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.05)	(0.02)	0.04	0.31	0.28
• Diluted earnings (loss) per share	(0.05)	(0.02)	0.04	0.24	0.26
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.05)	(0.03)	0.03	0.16	0.10
• Diluted earnings per share	(0.05)	(0.03)	0.03	0.12	0.10
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.01	0.01	0.15	0.17
• Diluted earnings per share	0.00	0.01	0.01	0.12	0.17

(1)	The figures for the year 2011 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

320