Form 20-F
period 2014-12-31
ALCATEL LUCENT
filed 2015-03-24
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

as of May 19, 2014,
148/152 route de la Reine
92100 Boulogne-Billancourt, France

(Address of principal executive offices)

Marisa BALDO

Telephone Number 33 (1) 55 14 10 10

Facsimile Number 33 (1) 55 14 14 05

148/152 Route de la Reine

92100 Boulogne-Billancourt FRANCE

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

2,820,432,270 ordinary shares, nominal value €0.05 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

Selected financial data	1

1.1	Condensed consolidated income statement and statement of financial position data	3

1.2	Exchange rate information	4

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

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. (“Lucent”) completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel and was renamed Alcatel-Lucent USA Inc.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2014, 2013, 2012, 2011 and 2010 included several negative, non-cash impacts of purchase accounting entries.

On September 30, 2014, we completed the disposal of 85% of our Enterprise business to China Huaxin, for cash proceeds of €205 million, following the binding offer we received early February 2014. As a result of this transaction, the results pertaining to the Enterprise business for the year ended December 31, 2014 were treated as discontinued operations and years ended December 31, 2013, 2012, 2011 and 2010 were re-presented accordingly.

SELECTED FINANCIAL DATA

Condensed consolidated income statement and statement of financial position data

1.1	Condensed consolidated income statement and statement of financial position data

	For the year ended December 31,
(In millions, except per share data)	2014 (1)	2014	2013 (2)	2012 (2)	2011 (2)	2010 (2)

Income Statement Data

Revenues	U.S.$15,947	€13,178	€13,813	€13,764	€14,637	€14,943

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	692	572	192	(480)	241	(59)

Restructuring costs	(695)	(574)	(518)	(479)	(202)	(360)

Impairment of assets	-	-	(548)	(894)	-	-

Income (loss) from operating activities	166	137	(739)	(1,636)	108	(355)

Income (loss) from continuing operations	(41)	(34)	(1,269)	(2,727)	287	(699)

Net income (loss)	(100)	(83)	(1,294)	(2,088)	709	(702)

Net income (loss) attributable to equity owners of the parent	(143)	(118)	(1,304)	(2,011)	660	(744)

Earnings per ordinary share (3)

Net income (loss) before discontinued operations attributable to the equity owners of the parent per share

• basic (4)	U.S.$(0.02)	€(0.02)	€(0.53)	€(1.11)	€0.10	€(0.31)

• diluted (5)	U.S.$(0.02)	€(0.02)	€(0.53)	€(1.11)	€0.09	€(0.31)

Dividend per ordinary share (6)	-	-	-	-	-	-

Dividend per ADS (5)	-	-	-	-	-	-

	At December 31,
(In millions)	2014 (1)		2014	2013	2012	2011	2010 (2)

Statement of Financial Position Data

TOTAL ASSETS	U.S.$	25,969	€21,460	€21,896	€21,354	€24,196	€24,870

Marketable securities and cash and cash equivalents		6,716	5,550	6,355	4,929	4,472	5,688

Bonds, notes issued and other debt - long-term part		5,899	4,875	4,922	3,954	4,290	4,112

Current portion of long-term debt and short-term debt		486	402	1,240	851	323	1,262

Capital stock		171	141	140	4,653	4,651	4,637

Equity attributable to the equity owners of the parent after appropriation (7)		2,252	1,861	2,933	1,938	3,844	3,534

Non-controlling interests		1,008	833	730	745	747	660

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.2101 on December 31, 2014.

(2)	2013, 2012, 2011 and 2010 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9 to the consolidated financial statements for the year ended December 31, 2014).

(3)	As a result of the 2013 capital increase made by us through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(4)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,767,026,349 in 2014, 2,431,168,718 in 2013, 2,396,818,408 in 2012, 2,393,578,923 in 2011 and 2,388,138,857 in 2010.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,767,026,349 in 2014, 2,431,168,718 in 2013, 2,396,818,408 in 2012, 2,701,421,886 in 2011 and 2,388,138,857 in 2010.

(6)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2014 at our Annual Shareholders’ Meeting to be held on May 26, 2015.

(7)	Amounts presented are net of dividends distributed. No dividend was proposed and distributed as of December 31, 2014, 2013, 2012, 2011 and 2010.

1

SELECTED FINANCIAL DATA

Exchange rate information

1.2	Exchange rate information

The table below shows the average noon buying rate of euro for each year from 2010 to 2014. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes or, from 2014, the European Central Bank fixing at 2:30 pm Paris time.

Year	Average rate (1)

2014	U.S.$	1.3211

2013	U.S.$	1.3303

2012	U.S.$	1.2909

2011	U.S.$	1.4002

2010	U.S.$	1.3209

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High		Low

March 2015 (through March 17)	U.S.$	1.1227	U.S.$	1.0557

February 2015	U.S.$	1.1447	U.S.$	1.1240

January 2015	U.S.$	1.2043	U.S.$	1.1198

December 2014	U.S.$	1.2537	U.S.$	1.2141

November 2014	U.S.$	1.2539	U.S.$	1.2393

October 2014	U.S.$	1.2823	U.S.$	1.2524

September 2014	U.S.$	1.3151	U.S.$	1.2583

On March 17, 2015, the noon buying rate was €1.00 = U.S.$1.0635.

Activity overview	2

2.1	Core Networking Segment	6

2.2	Access Segment	7

2.3	Other Segment	9

2

ACTIVITY OVERVIEW

Core Networking Segment

The charts below set forth the three operating segments that comprised our organization: Core Networking, Access and Other. According to independent industry analysts, such as Dell’Oro, Infonetics, Ovum and others, in 2014, we were able to maintain or grow our market position in certain key next generation technologies such as IP services edge routing, very-high-bit-rate digital subscriber line (VDSL2) and IP Multimedia Subsystems (IMS).

2.1	Core Networking Segment

Our Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. In 2014, revenues in our Core Networking segment were €5,966 million, representing 45% of our total revenues. Within Core Networking, IP Routing revenues were €2,368 million in 2014, representing 40% of segment revenues, IP Transport revenues were €2,114 million, representing 35% of segment revenues and IP Platforms revenues were €1,484 million, representing 25% of segment revenues.

IP Routing

Description	Activities	Market positions
We are a world leader and privileged partner of service providers, cable/multi-system operators (MSOs), large enterprises and vertical markets including transportation, energy, governments in transforming their networks to an all-IP (Internet Protocol) architecture.	We deliver IP routing, carrier ethernet, Network Functions Virtualization (NFV) and Software Defined Networking (SDN) applications and infrastructure required to meet the challenges of sustaining massive network traffic growth while supporting the efficient delivery of cloud-enabled business, mobile and residential services. Our technology allows our customers to create a more efficient network infrastructure that enables new services to enrich the end-user experience and create sustainable value.

•    #2 in IP Services Edge Routing with 27% market share based on revenues in 2014 (1)

•    #2 in total routing (global) with 21% market share based on revenues in 2014 (1)

•    A total of more than 500,000 service router platforms shipped to over 650 service provider customers in 130 countries worldwide

(1)	Industry analysts

IP Transport

Description	Activities	Market positions
As a leader in optical networking, we help more than 1,000 service providers, cable/MSOs, large enterprises and vertical markets including transportation, energy, governments and large enterprises to transform their optical transmission infrastructures, ensuring reliable transport of data at the lowest cost per bit and enabling new revenue generating services and applications.	We design, manufacture and market optical networking equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes related professional services and microwave wireless transmission equipment.	• #4 in total optical networking with 12% market share based on revenues in 2014 (1) • Only vendor to ship 200G ports in 2014

(1)	Industry analysts

ACTIVITY OVERVIEW

Core Networking Segment

IP Platforms

Description	Activities	Market positions
Our IP Platforms portfolio provides software and services offerings that allow service providers (as well as some web scale players and extra large enterprises) to deliver, manage, charge for, and optimize their customers voice and data communications services. Our products and services have the inherent capabilities that our customers need for creating a data-driven business that helps them meet growing demand profitably, enhances and expands the experience for their users, and increases the speed of innovation to address future revenue growth.	We offer software and services to our customers that allow them to meet the market evolution needs of mobile and fixed networks. Our products and solutions are focused on the areas most relevant to our customers: Advanced Communications, Network Function Virtualization (NFV), Customer Experience, Payment, Policy and Charging, Network Intelligence, Operations Support Systems, and related professional services.

•    An IMS market leader with 115 IMS customer projects, including 45 with live commercial traffic. Leading the market in IMS VoLTE with 11 contracts and presence in every region, including the 2 largest VoLTE networks in North America, and the #1 share of VoLTE licenses shipped. (1)(2)

•    Approximately 100 Subscriber Data Management deployments with over one billion subscribers (1)

•    Over 600 Motive Customer Experience Management deployments worldwide to fulfill, optimize and protect customer experiences (1)

•    CloudBand has been involved in 26 NFV customer projects, including 4 commercial commitments: 3 with service providers and 1 with a government customer

(1)	Alcatel-Lucent estimate

(2)	Industry analysts

2.2	Access Segment

Our Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. In 2014, revenues in our Access segment were €7,157 million, representing 54% of our total revenues. Within Access, Wireless revenues were €4,685 million in 2014, representing 65% of segment revenues, Fixed Access revenues were €2,048 million, representing 29% of segment revenues, Managed Services revenues were €369 million, representing 5% of segment revenues and Licensing revenues were €55 million, representing 1% of segment revenues.

Wireless

Description	Activities	Market positions
We are one of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies. Our focus is on delivering high capacity, next generation wireless access for our customers to enable them to capture quickly and cost-effectively, the increasing demand for mobile broadband services.	We are committed to a wireless access portfolio that is best suited to the worldwide operators that are moving to 4G/LTE quickly and decisively. As such, our primary activities focus on delivering 4G/LTE overlay solutions, 3G/4G and multi-standard small cell solutions along with related professional services. Our wireless access portfolio also includes 2G/3G wireless products and related professional services as well as our Radio Frequency Systems (RFS) portfolio.

•    #4 in Total Wireless Radio Access Networks (RAN) with 12% market share based on revenues in 2014 (1)

•    #4 in LTE with 14% market share based on revenues in 2014 (1)

•    Small cell industry leader with 76 customer contracts through the end of 2014 (1)

(1)	Industry analysts

2

ACTIVITY OVERVIEW

Access Segment

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

•    #1 in broadband access with 42% DSL market share based on ports shipped in 2014 (1)

•    #1 in very-high-bit-rate digital subscriber line (VDSL2) with 45% market share based on ports shipped in 2014. We currently have 28 contracts and over 65 trials for VDSL2 Vectoring and shipped over 10 million VDSL2 Vectoring lines (1)(2)

•    #3 in gigabit passive optical network (GPON) technology based on ports shipped with 22% market share in 2014 (1)

(1)	Industry analysts

(2)	Alcatel-Lucent estimate

Licensing

Description	Activities	Market positions
We are one the largest patent owners in the telecommunications industry. While we have particular strengths in the wireless, optical, and data networking segments, our patents cover a diverse range of technologies.	The Intellectual Property Business Group works to monetize our patent portfolio through licensing and patent sales while also maintaining and prosecuting patents.	• Over 33,000 active patents worldwide • Over 3,000 newly granted patents in 2014 • Over 15,000 pending patent applications

Managed services

Description	Activities	Market positions
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

And we are evolving our portfolio to address the new dynamics of the technology evolution for covering Cloud / NFV developments with our product business lines.

• Managed Services contracts in approximately 80 networks that cover over 200 million subscribers (1)

(1)	Alcatel-Lucent estimate

ACTIVITY OVERVIEW

Other Segment

2.3	Other Segment

Our Other segment included our Government business, which builds and delivers complete turnkey solutions in support of U.S. Federal government agencies in the US. On March 31, 2014, we completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant. Revenues in our Other segment were €41 million, representing less than 1% of our total revenues.

2

ACTIVITY OVERVIEW

Risk factors	3

3.1	Risks relating to the business	12

3.2	Legal Risks	20

3.3	Risks relating to ownership of our ADSs	21

3

RISK FACTORS

Risks relating to the business

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

The goal of The Shift Plan is to transform our Company into an IP and cloud networking and ultra-broadband specialist refocused on innovation, transformation and unlocking growth to become a cash generative business from 2015. The Shift Plan contemplates, among other things, fixed cost savings of €950 million in 2015 compared to our 2012 cost base (at constant exchange rates) and €1 billion of cash generated from 2013 through 2015 as a result of asset dispositions, as well as our debt reprofiling by €2 billion and a reduction in our overall level of debt by €2 billion. While we believe that successful implementation of The Shift Plan is critical to our business and our ability to transform into a cash generative business, our ability to achieve the goals set out in The Shift Plan (described in Section 6.6 “Strategy and Outlook”) depends on a number of factors, many of which are beyond our control. These goals are also based on assumptions with respect to the future business environment and/or decisions that are subject to change.

Factors that may prevent a successful implementation of The Shift Plan and achievement of the goals underlying The Shift Plan include the following:

•	our expectations with respect to market growth, customer demand and other trends in the industry in which we operate, as well as our ability to benefit from these trends, may prove to be inaccurate, and changes in the global economy may impact our ability to implement The Shift Plan;

•	in a highly competitive market, our ability to successfully develop new and improve existing products, market our products to new or existing customers, enter new markets and otherwise grow our businesses as contemplated may fall short of targets, and we may not be able to successfully or completely transform ourselves into an IP and cloud networking and ultra-broadband specialist within the timeframe contemplated by The Shift Plan;

•	organizational changes related to the implementation of The Shift Plan require the alignment and adjustment of resources, systems and tools, which if not completed in a structured manner could impact our ability to achieve goals contemplated by The Shift Plan;

•	our projected cost savings and ability to achieve the efficiencies contemplated by The Shift Plan may fall short of our targets or otherwise not occur;
•	the costs to effect the initiatives contemplated by The Shift Plan may exceed our estimates, and we may not be able to realize the cash inflows we target under The Shift Plan, including if disposals expected in connection with The Shift Plan do not yield the level of net proceeds expected;

•	our costs savings initiatives, including in research and development, may negatively affect our ability to develop new or improve existing products and compete effectively in certain markets, and there is no guarantee that we will continue to be able to successfully innovate or remain technologically competitive within the key markets contemplated by The Shift Plan;

•	we may not be able to successfully monetize our patent portfolio, as a result of changing technologies or otherwise;

•	we may not realize the benefits of The Shift Plan through the end of 2015, and we may not realize such benefits until after 2015 or at all;

•	many of the initiatives we are contemplating require us to inform and consult with employees and labor representatives, and such processes may influence the timing, costs, extent of expected savings and even the feasibility of certain of the initiatives contemplated by The Shift Plan; and

•	some skilled employees may leave our Group in connection with the initiatives contemplated by The Shift Plan, and loss of their expertise may limit our ability to achieve the goals contemplated by The Shift Plan.

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

If we are unable to realize the projected benefits or cost savings contemplated by The Shift Plan, it may negatively impact our reputation or have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, the continued efforts to implement The Shift Plan and the cost saving initiatives may divert management attention from the rest of the business and adversely affect our business.

RISK FACTORS

Risks relating to the business

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2014 where the continued growth in smartphone penetration, mobile data and all-IP network transformation led to increased spending in IP and ultra-broadband access technologies, including certain regional growth in 4G LTE wireless technologies, mainly the United States and China, while other regions and countries such as Europe started to show signs of improvement as the year came to an end. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

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

Our working capital requirements and cash flows historically have been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	the level of sales and profitability;

•	the effectiveness of inventory management;

•	the collection of receivables and the payment terms variations;

•	the timing and size of capital expenditures;
•	costs associated with potential restructuring actions; and

•	customer credit risk.

Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms and credit facilities, including our €504 million revolving credit facility which was undrawn as of December 31, 2014. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of our credit quality by lenders and investors; the debt and equity market conditions generally, and our compliance with the terms of our debt indentures. Given current conditions, access to the debt and equity markets may not be relied upon at any given time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations for the next twelve months. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through further recourse to external sources, such as capital market proceeds, asset sales or financing from third parties, beyond those funds already obtained or contemplated to be obtained through the implementation of The Shift Plan. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur higher levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we

3

RISK FACTORS

Risks relating to the business

expect that we will provide or commit to provide financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. In the past, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. We cannot predict how that situation may evolve in 2015, when we expect uncertain economic conditions to continue. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks, including through the use of derivative financial instruments.

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro and the U.S. dollar. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar, or currencies linked to the U.S. dollar, against the euro, could have a material impact on our reported results on a quarterly or annual basis.

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs, notably in connection with the combination between Alcatel and Lucent. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable.

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as restructuring actions such as The Shift Plan or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature.

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

RISK FACTORS

Risks relating to the business

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

Sourcing strategies are developed and updated annually to identify primary technologies and supply sources used in the selection of purchased components, finished goods, services and solutions. We multisource a large number of component and material families that are standard for the industry to the largest extent possible. For a number of components and finished goods families, we use multiple, predefined sources which allow us to have access to additional inventories in case of a disruptive event or to satisfy increased end customer demand. On the other hand, supply chain risks may arise with respect to components that are single-sourced or that have a long lead-time for a variety of reasons, such as non-forecasted upside demand, unusual allocation of components to competitors leading to shortages, discontinuance by the supplier, quality problems, etc, that may have an adverse impact on our ability to deliver our products. In addition, for certain specific parts, an alternative source may not be technologically feasible. In addition to the multisource strategy, we further seek to mitigate sourcing disruptions by concentrating the supplier base for new products and for volume production among a group mostly made of “preferred” suppliers who satisfy our requirements. These preferred suppliers are under quality and performance monitoring, and are subject to periodic business review and executive management meetings.

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

3

RISK FACTORS

Risks relating to the business

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

Although we have selected a reputable company to provide the outsourced finance and HR services, and are working closely with it to identify risks and implement measures to minimize them, we cannot give assurances that the availability of the processes and services upon which we rely will not be interrupted, which could result in a material adverse impact on our business operations, in particular during the transition phase. Recurring performance problems may result in missed reporting deadlines, financial losses, missed business opportunities and reputational concerns. We have made significant progress in the transition of these services, and to-date have not experienced any issue with respect to the continuation of service.

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

Valuable intellectual property essential to our business operations and competitiveness, as well as other confidential and proprietary information (our own and that of customers, suppliers and other third parties including our customers’ end user customers) are stored in or accessible through our information systems, a large part of which is managed by a third party to whom we have outsourced a significant portion of our IT operations, as well as through the network and information systems that we manage for or sell to third parties or for whose security and reliability we may otherwise be accountable. Unauthorized access to or modification, misappropriation or loss of, such information could have a material adverse impact on our business and results of operations. As we expand our use of cloud-based providers and services, the amount of information outside of our direct control increases, resulting in increasing risk. Also, increased business activities such as divestitures, outsourcing and downsizing raises the likelihood that critical information could be compromised by external or internal factors.

Unauthorized third parties have targeted our information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. Such attempts to access our information systems have been successful on one occasion in 2013 and, as the overall number of attacks grows around the world and more specifically in our industry, on two occasions in 2014. We investigated the impact of these attacks. With respect to the attacks in 2013 and 2014, although we have no reason to believe that sensitive information was actually compromised, we are not in a position to be conclusive, as the investigations showed that some data were extracted. We continue to take corrective actions that we believe will substantially mitigate the risk that such attacks will materially impact our business or operations, or that of our customers. However, we cannot rule out that there may have been other cyber-attacks that have been successful and/or not detected. Our business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by third parties as well as employees.

We have procedures in place for responding to known or suspected data breaches. In addition, we conduct periodic assessments of our system vulnerabilities and the effectiveness of our security protections and have undertaken and will continue to undertake information security improvement programs ourselves

RISK FACTORS

Risks relating to the business

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

The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by customers or customers’ end users and other losses to us or to our customers or end users. These occurrences could also result in the loss of or delay in market acceptance of our products, in the loss of sales, or in the need to create provisions, which would harm our business and adversely affect our revenues and profitability. From time to time, we have experienced such occurrences.

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

Our ten largest customers accounted for 54% of our revenues in 2014 (among which Verizon, AT&T and Sprint represented 14%, 11% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers, or reduced spending by these service providers, or inability to expand and diversify our customer base to non service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 54% of our revenues in 2014 (among which Verizon, AT&T and Sprint represented 14%, 11% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and usually have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry. Although as part of The Shift Plan, we are focusing on expanding and diversifying our customer base to new emerging customer segments such as cable service providers, web-scale, large tech enterprises or vertical businesses, which are also investing in carrier-grade networks we may not succeed in achieving such expansion and diversification.

3

RISK FACTORS

Risks relating to the business

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

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. We expect to continue expanding business in emerging markets in Asia, Africa, Middle East, Latin America and Eastern Europe. In many of the countries in these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, international trade restrictions, unstable governments and privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries in the Middle East and North Africa and other countries, may have, at least temporarily, a negative impact on our operations in those countries, with an increased risk of heightened conflicts and terrorism. For this reason, we may not be potentially able to enter into, manage or terminate contracts for a particular country or to work in a particular country during a period of time.

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

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit pension and welfare benefit plans that provide post-retirement pension, healthcare, and group life benefits. Such defined benefit pension and welfare benefit plans have funding requirements based on a variety of criteria, including asset allocation, performance of financial markets, interest rates, assumptions regarding life expectancy, medical prices, and changes in legal requirements. To the extent that any of the aforementioned criteria or other criteria change, funding requirements of our major defined benefit pension plans may increase. We may be unsuccessful in our ability to control costs resulting from the increased funding requirements, and such inability to control costs could materially adversely impact our results of operations or financial position.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

For purposes of calculating our funding requirements for our U.S. pension plans, the U.S. Internal Revenue Code (the “Code”) provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2013 funding valuation, we selected the two-year asset fair value smoothing method for the U.S. management pension plan and U.S. occupational pension plans. The Moving Ahead for Progress in the 21st Century Act (MAP-21), enacted on July 6, 2012 and thereafter modified and extended by The Highway and Transportation Funding Act (HATFA), enacted on August 8, 2014, affects U.S. tax-qualified pension plan funding requirements for plans that use time segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, MAP-21, as modified and extended by HATFA, stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21, as modified and extended by HATFA, is applicable to the Group’s U.S. management and active occupational pension plans, which use time segment interest rates for purposes of determining regulatory funding requirements, but not to the U.S. inactive occupational pension plan which uses a full yield curve for such purposes. For the U.S. management and active occupational pension plans, MAP-21, as modified and extended by HATFA, increases the interest rates used for regulatory funding purposes. A preliminary assessment of those plans under HATFA suggests no required funding contribution through at least 2017. Although MAP-21, as modified and extended by HATFA, is currently not applicable to the Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

RISK FACTORS

Risks relating to the business

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

For pension funding purposes, we use the mortality table issued by the Internal Revenue Service (IRS) which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. For accounting purposes, we used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA until September 30, 2014. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. These tables determine the period of time over which we assume that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation.

To estimate our future U.S. retiree healthcare plan obligations, we used the same RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA that we used for pension funding purposes until September 30, 2014. Starting December 31, 2014, we similarly changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. We cannot be certain that the longevity of our participants in our retiree healthcare plans or pension plans will not exceed that indicated by the mortality tables we currently use, or that future updates to these tables will not reflect materially longer life expectancies.

The new mortality rates (RP-2014 White Collar and Blue Collar) and new mortality improvement scale (MP-2014) were published by the U.S. Society of Actuaries on October 27, 2014. Because at that time the IRS (which oversees regulatory funding requirements for U.S. tax-qualified plans) had already issued its mortality assumptions for the 2015 plan year, the new assumptions are not expected to become effective for regulatory funding purposes before at least the 2016 plan year.

We may not be able to fund the healthcare and group life insurance costs of our formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

We are currently funding, and expect to continue to fund, our current healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our U.S. inactive occupational pension plan. Excess assets are defined by Section 420 of the Code as being those assets in excess of either 120% or 125% of the plan’s funding obligation (without the application of MAP-21 or HATFA), depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits, we believe that we can continue to fund healthcare and group life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers from our U.S. inactive occupational pension plan. However, a deterioration in the funded status of that plan could negatively impact our ability to make future Section 420 transfers. Section 420 is currently set to expire on December 31, 2021.

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

Our subsidiary Alcatel-Lucent Submarine Networks is an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities now expanding to the supply of broadband infrastructure to oil and gas platforms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of laying the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While we have in place contractual limitations and maintain insurance coverage to limit our exposure, we can provide no assurance that these protections will be sufficient to cover such exposure fully.

3

RISK FACTORS

Legal Risks

3.2	Legal Risks

We are involved in lawsuits which, if determined against us, could require us to pay substantial damages.

We are defendants in various lawsuits including in connection with commercial, intellectual property, environmental and labor matters. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material damages resulting from these lawsuits could adversely affect our profitability and cash flow.

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

In the past, we have already experienced actual or alleged violations of anti-corruption laws, including of the FCPA. As a result, we had to pay substantial amounts to the U.S. Securities and Exchange Commission (the “SEC”) in disgorgement of profits and interest, and to the U.S. Department of Justice (the “DOJ”) in criminal fines. In 2010, we signed a deferred prosecution agreement (the “DPA”) with the DOJ, pursuant to which the prosecution for violations of the internal controls and books and records provisions of the FCPA would be deferred for the term of the DPA. Among other things, the DPA contained provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”). We worked with the Monitor to implement his recommendations, most of which were focused on strengthening the resources dedicated to the “Compliance” organization of our Group, and on enhancing and expanding our policies and procedures, including those we use when we retain third parties (such as distributors and suppliers).

On December 8, 2014, the Monitor submitted his final report and certified that Alcatel Lucent’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of anti-corruption laws within Alcatel Lucent as defined in and required by the DPA. Following receipt of the Monitor’s final report, the DOJ filed a motion to dismiss with prejudice the FCPA charges underlying the DPA, which the court granted on February 9,

2015. (See Section 4.2 “History and Development,” subsection “Highlights of Transactions during 2014 - Other Matters - FCPA Investigations”).

We are also subject to certain other ongoing investigations and proceedings in Costa Rica, France and Nigeria, as described in Section 6.8 “Legal Matters,” which may result in further material damages, fines, penalties and other sanctions, and in our inability to participate in certain public procurement contracts in those countries.

In addition, our training and compliance programs, in spite of the enhancements made based on the Monitor’s recommendations, may not be sufficient to prevent our employees, consultants or agents from further engaging in activities for which entities of our Group or their relevant corporate officers could be held liable under anti-corruption laws. Any further breaches or alleged breaches of such laws could have a material adverse effect on the reputation of our Group or on our operations and financial condition.

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

From time to time, we receive notices or claims from third parties of potential infringement in connection with products or software. We also may receive such notices or claims when we attempt to license our intellectual property to others. Intellectual property litigation can be costly and time consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by us could compel us to enter into costly royalty or license agreements or force us to pay significant damages and could even require us to stop selling certain

RISK FACTORS

Legal Risks

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

The trading price of our ADSs and any dividends paid on our ADSs may be affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

Our ADSs trade in U.S. dollars and our ordinary shares trade in euro. Accordingly, fluctuations in the exchange rate for converting euro into U.S. dollars may affect the market price of our ADSs. In addition, if and when we pay dividends, the dividends would be denominated in euro. The amount received by holders of our ADSs following conversion by the depositary of any cash dividend would depend on the exchange rate between the euro and the U.S. dollar. Furthermore, to the extent that we engage in a merger, tender offer or similar transaction that is denominated in a currency other than the U.S. dollar, the amount received by holders of our ADSs could be affected by fluctuations in the corresponding exchange rate for U.S. dollars.

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

3

RISK FACTORS

Risks relating to ownership of our ADSs

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

Information about the Group	4

4.1	General	24

4.2	History and development	24

4.3	Structure of the main consolidated companies as of December 31, 2014	28

4.4	Real estate and equipment	29

4.5	Material contracts	30

4

INFORMATION ABOUT THE GROUP

General

4.1	General

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

Effective as of May 19, 2014, our registered office and principal place of business is 148/150 route de la Reine 92100 Boulogne-Billancourt, France. Our telephone number is +33 (0)1 55 14 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document.

The address for Barbara Larsen, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

4.2	History and development

Recent events

2014 dividend. Our Board has determined not to pay a dividend on our ordinary shares and ADSs based on 2014 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 26, 2015.

Partnership with Louis Dreyfus Armateurs. On March 18, 2015 we entered into a new partnership agreement with Louis Dreyfus Armateurs (LDA) for our submarine cables activity. Our subsidiary Alcatel-Lucent Submarine Networks acquired 100% of the shares of ALDA Marine, our former joint-venture with LDA. LDA remains our strategic marine partner.

Highlights of transactions during 2014

Disposals

Disposal of cyber-security services. On December 31, 2014, we completed the disposal of our cyber-security services & solutions and communications security activities to Thales for a cash price of €41 million.

Disposal of Alcatel Lucent Enterprise. On September 30, 2014, Alcatel Lucent completed the disposal of 85% of its Enterprise business to China Huaxin, following the binding offer received early February 2014, for a cash price of €205 million.

Disposal of LGS. On March 31, 2014, we completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash price of U.S.$110 million (€81 million) after working capital adjustment. The agreement includes an earnout of up to U.S.$100 million, based on the divested company’s results of operations for the 2014 fiscal year, but for which we are not expecting to receive a significant amount.

Other matters

Repayment of Senior Secured Credit Facility. On August 19, 2014, using the proceeds of the OCEANE 2019 and 2020 described below, together with cash, we repaid the remaining U.S.$1,724 million outstanding of the Senior Secured Credit Facility due 2019.

Tender offer on Senior Notes 2016. On June 24, 2014, we launched a tender offer on our Alcatel-Lucent 8.50% Senior Notes due 2016. On July 4, 2014, we accepted for purchase an aggregate nominal amount of Senior Notes 2016 of €210 million for a total cash amount of €235 million. The notes tendered in the offer were cancelled. In addition, during the second quarter of 2014, a nominal amount of €19 million of the Senior Notes 2016 was bought back and cancelled for a cash amount of €22 million. Similarly, during the fourth quarter of 2014, a €3 million nominal amount of the Senior Notes 2016 was also bought back and cancelled for a cash amount of €3 million. As a result, the outstanding aggregate nominal amount for the Senior Notes 2016 is €192 million as of December 31, 2014.

Issuance of OCEANE 2019 and 2020. On June 2, 2014, we launched an offering of OCEANE (OCEANE are bonds convertible into, and/or exchangeable for, new or existing shares of Alcatel Lucent). On June 10, 2014, we issued convertible / exchangeable bonds in two tranches:

•	The first tranche due January 30, 2019 for a nominal value of €688 million. The conversion price per bond was set at €4.11, giving a conversion premium of approximately 40% over Alcatel-Lucent’s reference share price on the regulated market Euronext in Paris;

•	The second tranche due January 30, 2020 for a nominal value of €460 million. The conversion price per bond was set at €4.02, giving a conversion premium of approximately 37% over Alcatel-Lucent’s reference share price on the regulated market Euronext in Paris

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30th, and July 30th, commencing January 30, 2015. At our option, the bonds may be subject to early redemption under certain conditions. The proceeds were used, together with available cash, to reimburse the remaining tranche of the 2013 Senior Secured Credit Facility entered into by Alcatel-Lucent USA Inc. as borrower. The purpose of the issuance was also to contribute to the extension of the maturity of our debt and to reduce the cost of indebtedness.

Repayment of 6.375% Senior Notes. On April 7, 2014, we repaid on the maturity date the remaining €274 million outstanding of the 6.375% Senior Notes.

INFORMATION ABOUT THE GROUP

History and development

Repayment of convertible trust preferred securities. On January 13, 2014, we repaid in full the U.S.$931 million principal amount outstanding of the Lucent Technologies Capital Trust I 7.75% convertible trust preferred securities due 2017.

Changes in credit ratings. On November 17, 2014, Moody’s changed the outlook on Alcatel-Lucent and Alcatel-Lucent USA Inc. to Positive from Stable, and affirmed the B3 ratings.

On August 18, 2014, Standard & Poor’s raised its corporate credit ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. from B- to B. The unsecured bonds issued by the Group were also upgraded, from CCC+/B- to B. The Outlook was changed from Positive to Stable.

FCPA investigations. In December 2010 we entered into final settlement agreements with the SEC and the DOJ regarding violations and alleged violations of the FCPA. We signed a deferred prosecution agreement (“DPA”) with the DOJ, pursuant to which the prosecution would be deferred for a term of three years and seven days, with the possibility of a one-year extension at the sole discretion of the DOJ. The DPA entered into effect on December 27, 2010, the date the DOJ filed the charging document with the court. Among other things, the DPA contained provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”) for three years. Similarly, under the agreement with the SEC, we agreed, among other things, to engage a Monitor for three years. In June 2014, following discussions with the Monitor, the DOJ and the SEC, we agreed to a six-month extension of the monitorship until December 31, 2014 to provide the Monitor with additional time to confirm certain improvements to our compliance systems. On December 8, 2014, the Monitor submitted his final report and certified that Alcatel Lucent’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of anti-corruption laws within Alcatel Lucent as defined in and required by the DPA. Following receipt of the Monitor’s final report, the DOJ filed a motion to dismiss with prejudice the FCPA charges underlying the DPA, which the court granted on February 9, 2015.

Outsourcing agreement with HCL. On July 1, 2014, in connection with the targeted cost savings of The Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain wireless legacy technologies. For further details, please refer to Section 6.5 “Contractual obligations and off-balance sheet contingent commitments”, sub-section “Outsourcing transactions,” and to Note 28 to our consolidated financial statements.

Outsourcing agreement with Accenture. On February 28, 2014, in connection with the targeted cost savings of The Shift Plan, we entered into a 7-year service implementation agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting function. This agreement supplements two similar service agreements with Accenture regarding human resources and information technology. For further details, please refer to Section 6.5 “Contractual obligations and off-balance sheet contingent commitments,” sub-section “Outsourcing transactions,” and to Note 28 to our consolidated financial statements.

Significant shareholding. According to the notification filed with the French securities market authorities and sent to Alcatel-Lucent on April 21, 2014, the Capital Group Companies, Inc.- (USA) holds, after acquiring a significant shareholding in Alcatel Lucent, a total of 290,280,811 shares of Alcatel Lucent, representing 10.31% of our capital and 10.14% of the voting rights.

Highlights of transactions during 2013

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

On February 22, 2013, our Board of Directors approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

On August 28, 2013, we announced the nomination of Mr. Jean Raby as Chief Financial & Legal Officer effective on September 1, 2013.

Launch of The Shift Plan. On June 19, 2013, we launched The Shift Plan which, upon implementation, is designed to transform our Company into an IP and cloud networking and ultra-broadband specialist refocused on innovation, transformation and unlocking growth to become a cash generative business from 2015. The details and objectives of The Shift Plan are described in Section 6.6 “Strategy and Outlook”, contained in this report.

As part of The Shift Plan, a new organization comprised of three reportable segments, Core Networking, Access and Other, became effective as of July 1, 2013. For further details on the breakdown about the new organization, please refer to Section 5.1 “Business Organization”, sub-section “Organization,” and to Note 5 to our consolidated financial statements.

Completion, repricing and termination of multi-year financing commitments. On January 30, 2013, we entered into three Senior Secured Credit Facilities totaling approximately €2 billion. In connection with that transaction, our then existing unsecured revolving credit facility was terminated. We later terminated all of these facilities, as discussed in further detail under Section 6.4 “Liquidity and capital resources.”

Rights issuance. As part of the implementation of The Shift Plan, in December 2013 we increased our capital with a rights offering guaranteed by a bank syndicate. The rights offering raised €957 million (including the issue premium), through the issuance of 455,568,488 new ordinary shares.

Issuance of notes and convertible bonds, and repurchases of notes and convertible bonds. On April 30, 2013, we made a cash tender offer to repurchase our 6.375% Senior Notes due 2014, our 2015 OCEANE, and our 8.50% Senior Notes due 2016. (OCEANE are bonds convertible into, and/or exchangeable for, new or existing shares of Alcatel Lucent). As a result, in May and June 2013, we repurchased and cancelled notes and OCEANE having an aggregate nominal value of €446 million.

4

INFORMATION ABOUT THE GROUP

History and development

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

On June 26, 2013, as a first measure under The Shift Plan toward the objective of reprofiling our debt, we launched an offering of OCEANE. The OCEANE mature on July 1, 2018, bear a 4.25% annual interest rate, and have an initial conversion price of €1.80, equivalent to a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent. The proceeds of this offering, closed on July 3, 2013, were approximately €621 million, with a nominal value of €629 million. We used the proceeds of this offering to repurchase and cancel some of our existing 5.00% OCEANE due 2015. We paid approximately €780 million in total for such repurchases. In December 2013, a portion of the then outstanding 2015 OCEANE was converted into €48 million of Alcatel-Lucent ordinary shares, and we repaid the remaining part of the 2015 OCEANE for €11 million. Following the rights offering described above, due to the anti-dilution provisions of the OCEANE 2018, the exchange ratio, which was one Alcatel-Lucent share with a nominal value of €2.00 for one OCEANE 2018, was adjusted to 1.06 Alcatel-Lucent shares with a nominal value of €0.05 for one OCEANE 2018, effective December 9, 2013. The conversion price remained unchanged at €1.80.

Between July and December, 2013, Alcatel-Lucent USA Inc. issued the following series of bonds: U.S.$500 million Senior Notes due January 1, 2020, with an 8.875% coupon; U.S.$1,000 million Senior Notes due November 15, 2020 with a 6.750% coupon; and U.S.$650 million Senior Notes due July 1, 2017 with a 4.625% coupon. The proceeds of these offerings were used to (i) repay the U.S.$500 million Asset Sale Facility and the remaining outstanding amount of the €300 million Credit Facility which were two of the three Senior Secured Credit Facilities mentioned above; (ii) repay or redeem Alcatel-Lucent USA Inc.’s outstanding Series A and Series B convertible debentures and Lucent Technologies Capital Trust I convertible trust preferred securities; and (iii) prefund the maturity of €274 million principal amount of Alcatel Lucent’s 6.375% Senior Notes due in 2014. The offerings made in the United States were limited to qualified institutional buyers.

Capital decrease. Effective as of June, 2013, Alcatel-Lucent’s capital was reduced to €116,471,561.65 by reducing the nominal value of its shares from €2.00 to €0.05 per share, pursuant to the capital decrease approved at the Extraordinary Shareholders’ Meeting held on May 29, 2013.

Revolving Credit Facility. On December 17, 2013, Alcatel-Lucent closed a €504 million three-year revolving credit facility with a syndicate of 12 international banks. As of the date hereof, this facility remains undrawn.

Strategic partnership with Qualcomm. On September 30, 2013, we entered into a strategic partnership agreement with Qualcomm Incorporated to develop small cells for ultra-broadband wireless access. As a result, Qualcomm may purchase up to U.S.$20 million of our shares per year, in four tranches, over the period from 2013 to 2016. Each tranche is subject to a minimum lock-up period of six months. On September 30, 2013, Qualcomm Incorporated purchased approximately six million treasury shares (representing approximately 0.25% of our share capital) for U.S.$20 million.

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

Other matters

Multi-year financing commitments. On December 14, 2012, we announced that we had entered into three fully-committed €1.615 billion Senior Secured Credit Facilities underwritten by Credit Suisse AG and Goldman Sachs Bank USA. Alcatel-Lucent USA Inc. was the borrower under these Senior Secured Credit Facilities, and Alcatel-Lucent and some of its material subsidiaries were guarantors. The Senior Secured Credit Facilities were denominated in U.S. dollars and in euros, and had maturities of three and a half to six years. Two of the facilities were repaid in 2013, and the remaining one was reimbursed in 2014.

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

INFORMATION ABOUT THE GROUP

History and development

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

Set forth below is an outline of certain significant events of Alcatel-Lucent beginning in 2006, the year of the merger of historical Alcatel and Lucent, until 2011:

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

2010

Sale of our 26.7% stake in 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, to Pace plc

Sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG

2011	-

4

INFORMATION ABOUT THE GROUP

Structure of the main consolidated companies as of December 31, 2014

4.3	Structure of the main consolidated companies as of December 31, 2014

The organization chart below reflects the main companies consolidated in the Group as of December 31, 2014 listed, in particular, in Note 33 of our consolidated financial statements. Percentage of interest in the capital equals 100% unless otherwise specified.

INFORMATION ABOUT THE GROUP

Real estate and equipment

4.4	Real estate and equipment

We occupy, as an owner or tenant, a large number of buildings, production sites, laboratories and service sites around the world. There are two distinct types of sites with the following features:

•	production and assembly sites dedicated to our various businesses;

•	sites that house research and innovation activities and support functions.

A significant portion of sites are located in Europe, in the United States and in China.

Most of our production and assembly is outsourced, while the remaining portion is carried out in our production sites. At December 31, 2014, our total production capacity was equal to approximately 237,000 sq. meters and the table below shows the breakdown by region for the Core Networking and Access segments, where our production capacity is concentrated.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 9.1 “Environment”.

The sites mentioned in the tables below were selected among our portfolio of 430 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

Alcatel-Lucent, production capacity at December 31, 2014

(in thousands of sq. meters)	EMEA	Americas	APAC	Total

Core Networking	84	0	5	89
Access	53	30	65	148

TOTAL	137	30	70	237

Production/Assembly sites

Country	Site	Ownership

China	Shanghai Pudong	Full ownership
China	Shanghai Songjiang	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership

The main features of our production sites are as follows:

•	site of Shanghai Pudong (China): 142,000 sq. meters, of which 23,000 sq. meters is used for the production for Fixed Access and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

•	site of Shanghai Songjiang (China): 22,340 sq. meters used for the manufacturing of products for RFS (Radio Frequency Systems);
•	site of Calais (France): 79,000 sq. meters, of which 48,000 sq. meters is used for the production of submarine cables;

•	site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

•	site of Greenwich (United Kingdom): 19,500 sq. meters used for the production of submarine cables;

•	site of Meriden (United States): 21,000 sq. meters used for the manufacturing of products for RFS (Radio Frequency Systems).

4

INFORMATION ABOUT THE GROUP

Real estate and equipment

Research and innovation and support sites

Country	Site	Ownership

Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Lannion	Full ownership
France	Boulogne-Billancourt Headquarters	Lease
France	Orvault	Lease
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hoofddorp	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 79%); the space which is not occupied by Alcatel Lucent is leased to other companies or remains vacant.

The average rate of 79% is based on the global portfolio of Alcatel Lucent. The facilities presented are the major sites and form a representative sample of our activities.

4.5	Material contracts

National security agreement

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”) approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Special Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. As of November 20, 2012, the Department of Commerce ceased to be a party to the NSA. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations or make new recommendations to the President of the United States, which could lead to new commitments for Alcatel Lucent. In addition, we agreed to establish a separate subsidiary, LGS Innovations LLC (“LGS”), to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. The SSA, effective December 20, 2006, that

INFORMATION ABOUT THE GROUP

Material contracts

governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

Disposal of LGS. On March 31, 2014, Alcatel-Lucent sold LGS to a U.S. - based company. Alcatel-Lucent worked with the U.S. Government to receive the necessary approvals and amend the NSA to allow Alcatel-Lucent to continue to sell products and services to the U.S. Government through LGS. In addition, by virtue of the sale of LGS, Alcatel-Lucent no longer is a party to the referenced SSA or has directors on the LGS board.

2013 Senior secured credit facilities

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and Alcatel Lucent and some subsidiaries of the Group, as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 (the “Senior Secured Credit Facilities”) and which comprised:

•	An asset sale facility with a total nominal value of U.S.$500 million;
•	A credit facility with a total nominal value of U.S.$1,750 million; and

•	A credit facility with a total nominal value of €300 million.

Consistent with The Shift Plan (see Section 6.4 “Liquidity and capital resources”, sub-section “Capital resources”):

•	On August 7, 2013, we repaid the asset sale facility;

•	On December 6, 2013, we repaid the remaining outstanding amount under the €300 million credit facility; and

•	On August 19, 2014, we repaid the remaining outstanding amount under the U.S. $1,750 million credit facility.

As a result, on August 2014, the Senior Secured Credit Facilities were fully repaid, allowing for the release of all associated pledges (see Section 6.4 “Liquidity and capital resources”, sub-section “Capital resources”).

4

INFORMATION ABOUT THE GROUP

Description of the Group’s activities	5

5.1	Business Organization	34

5.2	Core Networking Segment	35

5.3	Access Segment	39

5.4	Other Segment	42

5.5	Marketing, sales and distribution of our products	42

5.6	Competition	42

5.7	Technology, research and development	43

5.8	Intellectual Property	45

5.9	Sources and availability of materials	45

5.10	Seasonality	46

5.11	Our activities in certain countries	46

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Business Organization

5.1	Business Organization

Strategic Focus: There are several major trends centered at the intersection of the network and cloud that are changing the course of the information, communications and technology (ICT) industry, and framing our strategic future:

•	Dramatic uptick in cloud usage which drives larger data centers and the need for IP networking

•	More ubiquitous mobile broadband at work, home and on the move

•	Increasing intelligent connectivity for all kinds of objects which is creating the next generation internet - the internet of objects

•	Growing availability and value in data that is created by the digital world which allows for better customer experience, new business models and commerce, and a wealth of new intelligent services of all kinds.

These trends began several years ago and collectively have created a period of significant growth in the ICT industry. For society, this will result in a shift in how the world will interact, with the network and the cloud serving as key components.

Our operating strategy leverages these trends and depends on our ability to lead future market shifts to IP and cloud networking and ultra-broadband access. In June 2013, we launched The Shift Plan, which is a three-year industrial program that has already significantly repositioned our company from a telecommunications generalist to a specialist, with better-aligned management, a sound financial foundation, a stronger focus on innovation and significant growth prospects. The Shift Plan laid the foundation for the company to address major trends by focusing on IP and Cloud Networking and Ultra-Broadband Access. As such, we have refocused on a few strategic businesses with a tighter and more controlled portfolio while adapting our cost structure to strengthen our competitive positioning.

Our key strengths to achieve success in our market include:

•	Our rapid expansion into products focused on creating an all-IP network in the cloud. Our cloud IP portfolio centers around: IP routing, Nuage Networks (our SDN platform), IP transport (including WDM) and selected IP Platforms such as Advanced Communications (IMS), Customer Experience Management and CloudBand, our virtualized software platform.

•	Our leadership position in the design and evolution of ultra broadband telecommunications networks. We will continue to invest in fiber and in LTE including small cells, to pursue this goal.

•	Maintaining a core strategy and a sustained investment in Research and Development.

We believe that these strengths, coupled with the placement of IP at the center of our strategy will lead us to a successful future while taking into account the impact of the cloud on the future of the ICT industry. We anticipate that our new emphasis will enable us to target a wider range of customers beyond our traditional base of large telecommunications operators. Our sales and marketing strategy has been redesigned to take advantage of the new portfolio focus and to identify new and profitable market segments where our leading innovations in IP and cloud will allow us to better address a wider range of service providers. This strategy also allows us to benefit from all-IP network transformations with multiple system operators (MSOs) as well as address the telecommunications needs of web-scale customers and extra-large enterprises. We also continue to work with industry verticals such as governments, utilities, and transportation to address their networking and cloud requirements. Additionally in 2014, we announced a reinvigorated Alcatel-Lucent Partner Program to enhance our go-to-market coverage to serve customers of all kinds.

To achieve even broader success, we need to grow with an open strategy of partnerships. We have already begun to reap the benefits of our partnership with Qualcomm to develop small cells for ultra-broadband wireless access. Likewise, we have progressed in aggressively virtualizing our portfolios through our global collaboration with Intel Corporation, which we established in February 2014. In May 2014, we established a partnership with Thales to provide highly advanced solutions to secure communications which combined Thales’s expertise in cyber-security and our know-how in secure networks and advanced security features in our networking products. Finally, in September 2014, we formed a strategic alliance with Accenture to help service providers and large enterprises implement integrated ultra-broadband solutions to address the challenges of rising costs and increased data consumption caused by high demand from digital customers and applications. The agreement forms the Accenture Alcatel-Lucent Business Group. Its initial offerings will include solutions where the companies team to design, build and run scalable, cost effective customer care operations for all-IP networks that will enhance mobile broadband accessibility and improve digital customers’ experiences. These partnerships will help us to scale and reshape the industry, and to create productive ecosystems.

Organization. The operating segments of our business are as follows:

•	Core Networking which includes:

–	IP Routing, comprised of our IP routing portfolio and Nuage Networks

–	IP Transport, comprised of our terrestrial optics, submarine optics and wireless transmission portfolios

–	IP Platforms, which includes software as well as services

•	Access which includes:

–	Wireless Access, which includes all of our mobile radio access products and technologies (LTE, CDMA, W-CDMA, GSM/EDGE, small cells)

DESCRIPTION OF THE GROUP’S ACTIVITIES

Business Organization

–	Fixed Networks, focusing on copper and fiber access technologies

–	Managed Services, which includes Network Operations and other focused solutions for the carrier and strategic industries market,

–	Licensing, positioned around the monetization of our patent portfolio.

•	Other, which included our government business through the first quarter of 2014.

In addition, we have three organizations with specific focuses:

•	Operations: the operations organization includes delivery, operations and critical functions to help drive and monitor the implementation of The Shift Plan.
•	Sales: our sales organization focuses on driving customer relationships and serving as the face of the company to the customer.

•	Strategy and Innovation: responsible for shaping the agenda of the future of the company. This organization oversees Bell Labs and manages our intellectual property.

We also have the following corporate functions: Finance and Legal, Human Resources, and Marketing.

For more information regarding The Shift Plan, see Chapter 6.6 - “Strategy and Outlook” and for financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 - “Operating and Financial Review and Prospects”, included elsewhere in this document.

5.2	Core Networking Segment

Overview

Profound changes in the telecommunications market are impacting service providers’ networks. Mobile broadband data traffic - particularly video - continues to grow rapidly due to affordable smartphones, tablets and mobile devices, higher-speed wireless connectivity and more compelling services, content and applications. Mobile network operators are also deploying an increasing number of small cell sites to increase wireless capacity and coverage. In addition, increasing competition and next-generation broadband initiatives continue to place demands on fixed network operators. Together, these factors indicate that service providers operating either fixed or mobile networks must continue to invest in core networking infrastructure and Internet Protocol (IP) applications to keep up with data demands, as users expect high speed, high quality connections at any time and from anywhere.

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

To support the growth in these web-based applications and services and to make communication within and between data centers more efficient, new platforms are rapidly emerging. These new platforms integrate telecommunications-oriented IP networking and IT-oriented data center systems using a next generation approach to networking known as Software Defined Networking (SDN). SDN aims to make networking easier to deploy, more scalable, less prone to error and cheaper to operate by automating many of the processes used to configure, manage and maintain networks and deliver services today. In addition, Network Functions Virtualization (NFV), in which certain network functions are implemented in software running on commercial off-the-shelf hardware is emerging as an alternative deployment approach for select IP applications and services. By placing these virtualized functions in data centers, NFV aims to significantly increase the efficiency and flexibility of telecommunications networks for the delivery of cloud-based applications and services.

In response to these changes in the telecommunications market, we have re-positioned ourselves as a specialist provider of Internet Protocol (IP) Networking, Cloud, and Ultra-Broadband Access, rather than as a telecommunications generalist. Our Core Networking segment includes the following divisions: IP Routing, IP Transport and IP Platforms. In 2014, the Core Networking segment continued to invest in a next-generation network product portfolio spanning each of this segment’s divisions as well as related professional services. Our next-generation Core Networking product portfolio continues to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bandwidth. In addition, we are investing in our Core Networking portfolio to help service providers to evolve to a more efficient, cloud-based network infrastructure that embraces SDN and NFV operational models and enables them to launch services faster, generate new revenue and increase business efficiency.

In 2014, the Core Networking segment focused its R&D efforts on:

•	New and enhanced IP routing platforms for the core, edge, metro and access parts of the network enabling the transformation to an all-IP network across a range of mobile, residential, business and network infrastructure applications;

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

•	The introduction of a suite of virtualized IP routing applications including the Virtualized Service router (VSR), Virtualized Mobile Gateway (VMG) and Virtualized Mobility Manager (VMM) that are optimized for deployment in an NFV environment, and that build on more than a decade of investment in software and our real-world deployment experience in our Service Router Operating System (SR OS);

•	Multi-dimensional IP platform scale (covering capacity, services and control plane) using our in-house designed 400 gigabit/second (400 Gbps) FP3 network processor which allows for a fourfold improvement in performance and speed compared to current industry benchmarks, while reducing power consumption and space;

•	Optical switching and transport systems and technologies, including 100 gigabit/second (100 Gbps) coherent optics, and our in-house designed 400 Gbps Photonic Service Engine (PSE) and the first-to-market programmable 100 Gbps/200 Gbps DWDM solution;

•	SDN platforms and solutions that help service providers become more flexible, open and responsive to enterprise networking needs within the data center, between data centers and across the service provider Wide Area Network (WAN);

•	IP applications and solutions, collectively known as IP Platforms, focused on IP Communications, Cloud/NFV, Motive® Customer Experience Management, Policy & Charging, and Consulting services.

In 2014 our Core Networking segment revenues were €5,966 million including intersegment revenues and €5,959 million excluding intersegment revenues, representing 45% of our total revenues.

IP Routing

Our IP Routing division is focused on delivering the IP routing infrastructure required to meet the challenges of sustaining massive network traffic growth while supporting the efficient delivery of cloud-enabled business, mobile and residential services. Our IP routing portfolio is targeted to service providers, mobile network operators, cable/multiple system operators (MSOs), transportation, utilities and large-scale enterprises worldwide.

The main product families within the IP routing portfolio are:

•	Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) core and edge routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including internet access, Internet Protocol TV (IPTV), Voice over IP, mobile phone and data and managed business VPNs) on a single common network infrastructure with superior scalability, performance, reliability and application intelligence;

•	Carrier Ethernet access and aggregation switch/routers. These platforms and devices enable carriers to deliver advanced residential, business and mobile backhaul services. These products are mainly used in metropolitan area networks, which span across a city or large campus;

•	Service Aggregation Routers. These platforms are optimized to facilitate the transition from legacy networking technologies to next generation Carrier Ethernet/packet networking, and are widely deployed for mobile backhauling, business services and fixed network aggregation;

•	Service Aware Management. These products help manage all parts of the IP/MPLS network and help service providers with simplified processes to allow new services, proactive troubleshooting, and streamlined integration within their existing networks;

•	Content Delivery Networks (CDN). These products distribute and store web and video content. They deliver a wide variety of video and other content to businesses and consumers in cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers; and

•	Software Defined Networking (SDN). SDN enables service providers, web-scale operators and large enterprises to build robust, automated and highly scalable data center and networking infrastructures that deliver secure virtual compute, storage and networking resources for multiple tenants and user groups.

The applicability of our IP Routing portfolio continues to expand to meet the needs of service providers. The following are some of our key areas of focus and investment in 2014:

•	Virtualized Services Platform (VSP) – Nuage Networks, our wholly-owned subsidiary, is delivering a Software-Defined Networking (SDN) solution to eliminate key data center network constraints that hinder cloud services adoption. The Nuage Networks VSP enables cloud providers, large enterprises and service providers to virtualize and automate networks in accordance with established policies in order to provide instant, secure connectivity to multiple users. In 2014, we saw strong customer momentum for the Nuage VSP platform across these customer types in all regions. We also enhanced the offering by introducing the Virtualized Networks Services (VNS) solution which will help enterprises and service providers extend the benefits of SDN to branch locations anywhere.

•	Virtualized Service Router (VSR) – We introduced a highly flexible suite of virtualized IP edge routing applications for deployment in NFV environments. The VSR enables rapid service innovation, extends service reach, opens new markets, and accelerates time to market for our customers.

•	Core router platform – We created advanced features for the 7950 Extensible Routing System (XRS), a next-generation core IP router designed to help service providers address the rapid growth of data traffic on core networks. We also significantly expanded our customer base for this product.

•	Enhanced IP edge routing features – We continue to develop advanced features for our IP edge routers such as policy and subscriber management, advanced video delivery, carrier Wi-Fi, security, and datacenter interconnect.

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

•	Mobile backhaul – We expanded our broad IP mobile backhaul portfolio to address the challenges of deploying mobile backhaul for small cell networks while, at the same time, ensuring seamless backhaul management and operations across the broader 3G or 4G/LTE mobile network.

•	Mobile packet core – Our mobile packet core solution supports LTE Evolved Packet Core (EPC) and next-generation 2G/3G/3G+ packet core functionality to seamlessly deliver mobile traffic across all wireless technologies. In 2014, we introduced a virtualized evolved Packet Core (vEPC) product suite including virtualized mobile gateways and virtualized mobility management.

Our service routers and carrier Ethernet service switches share a single network management system that provides consistency of features, quality of service, and operations, administration and maintenance capabilities - from the network core to the customer edge. These capabilities are critical as service providers transform their networks to support new types of IP-based services. Our service routers enable service providers to deliver personalized services to business, residential and mobile users, ensuring high capacity, reliability and high performance with enhanced quality of experience.

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

Terrestrial optics

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro access to the network core. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms. They can introduce a wide variety of managed data services that include multiple service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer new services and to support ultra-broadband services.

As a leader in optical networking, we play a key role in the transformation of optical transport networks. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, and meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on an intelligent photonics approach which eliminates the need for frequent on-site configuration. The 100 Gbps, 200 Gbps and 400 Gbps technology available in our WDM products along with 10 Gbps, 40 Gbps, and 100 Gbps high speed WDM uplinks allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2014, the terrestrial optics division expanded the scalability, agility, versatility and performance features of our photonic networking product portfolio, which allows service providers to more efficiently transport increasing volumes of IP-based traffic. During 2014, the terrestrial optics division continued and expanded its R&D efforts on:

•	Integrated packet transport. This capability further enhances our terrestrial optics portfolio by leveraging our IP assets to provide comprehensive packet transport capabilities on the 1830 PSS product, our flagship WDM product.

•	100 Gbps and 200 Gbps WDM. We continue to make investments to enable wider adoption of 100 Gbps WDM in the core network and metro network as well in increasingly more challenging and complex use cases. We were the first to deliver a programmable 100 Gbps/200 Gbps DWDM line card solution that allows service providers to meet today’s bandwidth demands and seamlessly grow capacity when needed without additional investment.

•	400 Gbps WDM. We have seen an increasing interest in 400 Gbps WDM, enabling transport network speeds four times faster than current 100 Gbps WDM. A number of customers successfully completed trials and deployments on key routes. However, we believe the wide spread commercial adoption of 400 Gbps WDM will take several years.

•	10 Gbps, 40 Gbps and 100 Gbps DWDM uplink cards. These cards enable cost-effective transferring of data and switching of lower bit rate services into higher bit rate wavelengths for efficient transport networking.

•	A flexible-grid-ready wavelength selective switch. Delivered through a software upgrade, this product enables wavelengths to be packed more densely, enabling more cost-effective transport.

•	IP traffic integration. This technology leverages our IP hardware and software assets to deliver switched native Ethernet transport directly on our photonic networking platforms in order to eliminate a need for more than one platform at a given site and enabling a reduction in the number of required ports on our photonic networking platforms and inter-connected service platforms.

•	Multi-layer control plane. This product organizes traffic so that it can be transported at the most economical layer in addition to allowing for the monitoring, reporting and enforcement of services.

These optical products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

Submarine

With over 575,000 km of submarine cables already installed and 300,000 km of submarine cables under maintenance agreements, we are the industry leader in installing and

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

maintaining undersea telecommunications cable networks using optical transmission. According to industry analysts, we have a 40% market share. Our submarine cable networks connect continents, mainland to islands and between islands or several points along a coast. The market is mainly driven by capacity demand in response to surging broadband traffic volumes, and connectivity demand. Competition between service providers and need for routes redundancy are secondary drivers.

Customers in this market are primarily service providers grouped into consortiums. We also see an increasing level of investment from webscale content providers (like Google or Microsoft). As a unique integrated player, we provide to our customers design, development, manufacturing, marine survey, marine lay, civil works, installation, commissioning and maintenance of cables.

Our submarine activity includes:

•	Repeatered cables, which are turnkey systems for distances that exceed 450 km, using repeaters to amplify the signal over trans-oceanic distances,

•	Unrepeatered cables, for distances of less than 450 km,

•	Upgrades of terminal equipment at both ends of a cable to increase the capacity of the systems (typically to 100G gigabits per second),

•	Marine maintenance to repair damaged systems when needed, and after sales services.

We have also started to broaden our customer base by entering the oil & gas market, notably to connect oil & gas offshore platforms to the coast, and to provide permanent reservoir monitoring solutions.

This market is characterized by relatively few large contracts that often require more than a year to complete.

At the beginning of an upward cycle recovery, recent telecom projects have been concentrated on links between North and South America (like Seabras-1), between Europe and Asia through India and Middle-East (like Sea-Me-We-5) and in South Asia and Australia routes.

In the oil & gas market, we started the construction of a project to connect off-shore platforms along the northwest Australian coast.

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

In 2014, the Wireless Transmission unit continued to focus its R&D efforts on:

•	9500 Microwave Packet Radio (MPR) product for long-haul microwave deployments that delivers an eight-fold increase in capacity through the use of one-third of the footprint of traditional long-haul microwave solutions. The 9500 Microwave Packet Radio (MPR) also allows governments, utilities, transportation and energy companies to quickly and efficiently transform their networks from legacy, or time-division multiplexing (TDM), transport to higher speed, highly efficient packet transport. Packet transport supports the shift to IP-based services and data traffic and growth;

•	IP-enabled microwave for mobile backhaul applications, which combines packet-based wireless transmission with IP networking to help service providers transition from second generation (2G) to third or fourth generation (3G or 4G) mobile networks.

•	The expansion of our 9500 MPR product family to provide fully integrated and end-to-end managed solutions for outdoor small cell backhaul.

IP Platforms

Our IP Platforms portfolio provides systems hardware, software platforms and applications that help communications service providers, extra large enterprises and webscale companies deliver advanced IP communications, optimize their networks and operations, improve the customer experience and monetize new services. These IP Platforms solutions include:

•	IP Communications. Communication products, solutions and services that help our customers – both service providers and extra large enterprises – transition to next generation voice, video and messaging on any device. Key components include IP Multimedia Subsystem (IMS) and Subscriber Data Management. Notably in 2014 the portfolio saw VoLTE launches by AT&T and Verizon, the first commercial deployment of virtualized IMS, and an increase of VoLTE contracts from five to eleven.

•	Network Function Virtualization (NFV). Fostering cloud based solutions optimized for communications service providers, our CloudBand portfolio combines the power of telecom networks with the flexibility and cost efficiencies of cloud and IT services. CloudBand is an industry leading NFV platform and its open design supports a wide variety of virtual network functions with some as sophisticated as the IP Multimedia Subsystem and Evolved Packet Core. We established the first open community advancing NFV, which we call the CloudBand Ecosystem, that currently involves almost 60 partners across the supply chain, with global service providers engaged in innovative co-creation projects. In 2014 we furthered our leadership by: more than tripling CloudBand’s service provider engagements compared to a year ago (from 7 to 26), including 4 commercial deployment contracts.

•	Motive® Customer Experience Management (CEM). A first-of-its-kind portfolio to automate care, service, network and IT operations with unparalleled data analysis. Today, there are over 600 Motive CEM deployments worldwide to fulfill, optimize and protect customer experiences.

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

–	Motive Customer Care enables communications providers to offer, activate, support and manage a wide range of high-speed Internet, Voice-over-IP (VoIP), video, mobile and converged services. This software solution gives communications providers the tools they need to help their customers set up, manage, and meter their home and mobile devices and services. Our investment focus has been on deepening our analytics capabilities to support end-to-end assessments of customer experience, and on expanding our presence in mobile networks and applications.

–	Motive Dynamic Operations. In 2014, we introduced a new dynamic portfolio of products and solutions that addressed the challenges of today’s inflexible Operations Support Systems (OSS). The portfolio allows service providers to make their operational processes and software as agile as their virtualized network and data center, providing a unified view of the network and cloud infrastructure. The portfolio innovates in three unique ways: a new foundation that can dynamically identify and track all network resources; fully automated, programmable OSS that can fulfill orders and assure services; and a ‘self-healing’ environment driven by big data network analytics that evolves from automated recovery to predictive management. We have approximately 300 OSS customer relationships in over 70 countries.

–	Motive Big Network Analytics. This portfolio helps service providers to better extract intelligence from the network and combine it with key customer data to improve strategic decision-making, operational efficiency, and customer experience and revenue generation. In 2014 we introduced new analytics capabilities so that service providers can introduce and operate VoLTE. We also launched the Motive Security Guardian, a virtualized security solution that allows service providers to protect their network and their customers’ experience from malware.
•	Policy and Charging. Offers real-time rating/charging and policy control capabilities that help our customers innovate their data plans to capture opportunities created by the shift from traditional voice and SMS business models to mobile-data-centric models. In 2014, enhancing virtualization capabilities was a key focus for both the 5780 Dynamic Services Controller (DSC) and SurePay products, addressing key service provider requirements. 2014 saw the first deployment of our virtualized DSC for policy control with a large service provider. In addition, we added capabilities to the DSC to support the fast growing Diameter Control Point market, which enables service providers to better address rapidly increasing signaling traffic. The number of customers that selected our DSC for Diameter Control more than doubled in 2014.

•	Consulting Services. Works with customers to address their strategic and business issues by enabling them to transform and harness their network as a business platform, as well as accelerate innovation. Our experienced consulting team draws on our global business and solutions expertise. We guide our customers through a holistic and collaborative approach toward lasting positive change and aspire to be our customers’ trusted advisor. Our consulting services help customers to audit, optimize, consolidate and evolve network infrastructure and operations to drive down cost and ensure they can take advantage of emerging opportunities. We also help customers to launch new infrastructure services and enter the fast-growing wholesale markets.

As part of The Shift Plan, we have stream-lined our payment business and disposed of certain portfolios within IP Platforms. In addition, we are phasing out our business support system (BSS) business and streamlining our OSS business. We are also carefully managing the Next Generation Intelligent Networking and Messaging businesses for profitability.

5.3	Access Segment

Overview

Smartphones, tablets, and other mobile, intelligent devices are increasingly pervasive, connecting people, businesses and societies in new and exciting ways. Service providers are challenged with connecting users and their devices to networks, services and applications. Demand for faster broadband services reflect a market environment in which broadband traffic is growing exponentially. More and more data, applications and services are moving to the cloud, stored in massive data centers. The access network is now the essential bridge between users and the cloud, making content, services and applications accessible on any device and at any time and from any location. The role of the access network is changing to deliver more capacity at the lowest cost without compromising performance and functionality.

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

In 2014, the Access segment focused its R&D efforts on:

•	Ultra-fast fixed broadband solutions using copper and fiber technologies such as VDSL2, vectoring, G.fast and next-generation passive optical networking (NG-PON2 )

•	Ultra-fast mobile broadband solutions using wireless technologies such as LTE and small cells; and

•	Highly distributed architectures for fixed access (also known as fiber-to-the-x, or FTTx) and wireless access (small cells, LTE overlay) that often require scalable approaches to aggregation and backhaul.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

In addition to the Wireless Access and Fixed Access divisions, the Access Segment also includes our Licensing and Managed Services divisions.

In 2014 our Access segment revenues were €7,157 million including intersegment revenues and €7,151 million excluding intersegment revenues, representing 54% of our total revenues.

Wireless

The wireless industry continues to be dynamic and fast moving and competition among operators remains intense. As demand for mobile data grows, so have global LTE deployments. Operators appreciate that in order to satisfy increasing end user demand as well as gain competitive advantage, LTE is a necessity. We have seen a shift in the approach operators are taking to build their networks. Historically, in the migration from 2G to 3G, operators predominantly chose to build converged networks with a focus on saving costs through the operation of a single, common network. However, in the case of LTE, many operators are choosing an overlay approach, where LTE is deployed as a separate network over existing 2G/3G networks. LTE overlay makes sense because it is the fastest way to deploy LTE with the utmost coverage, capacity and performance.

We are also observing strong momentum in small cells with many operators deploying both 3G and 4G small cells as a way to rapidly and cost effectively add coverage and capacity exactly where it is needed. 2014 has seen small cells being deployed globally across the home, in-building and outdoor market segments. These deployments have increased the demand for LTE and multi-standard products. We believe that advances in the industry to address many of the challenges associated with small cell deployments will lead to wide scale small cell deployments.

Our wireless products and services portfolio enables mobile network operators to cost effectively satisfy the demand for mobile data capacity. In 2014, our wireless portfolio and investments focused on the growth areas of LTE and small cells and we continue our transition away from 2G/3G legacy technologies.

These investment focus areas mirror the wireless priorities of major mobile network operators as they respond to the increasing demand for mobile data services and increase the capacity of their wireless networks.

LTE (Long-Term Evolution)

Fuelled by the surge of mobile broadband data traffic, the market for 4G LTE is reaching maturity faster than any previous wireless technology. In 2014, the LTE total addressable market surpassed the combined total addressable market for 2G/3G wireless technologies (Dell Oro, January 2015). Further, according to the GSA (GSM Suppliers Association), at the end of 2014, there were 360 commercial LTE networks deployed across 124 countries supporting more than 373 million LTE subscribers. LTE creates an environment in which end users are able to use wireless networks to access high-bandwidth content at optimal cost, enabling the next generation of affordable services.

Our focus is on LTE Overlay solutions, the opportunity for which is growing significantly as an increasing number of operators recognize the need to move to LTE decisively. We believe that LTE Overlay is faster, safer and its dedicated network resources perform better. Our products and services offer the right expertise, tools, methodologies and experience, which we believe allow our customers to implement these services more quickly through end-to-end pre-testing, design tools, remote integration and proactive trouble shooting.

Small cells

Small cells cost effectively extend wireless network coverage and capacity, and improve the quality of experience (QoE) for subscribers wherever there are data traffic hotspots and coverage holes.

Our Small Cells portfolio is a comprehensive, end to end solution targeted at operators who want to extend 3G/4G network coverage and increase capacity in home, in-building or in the public domain. Our end to end solution encompasses a full suite of small cell access points, a 3G/4G multi-standard gateway, an operations, administration and management system and a set of wireless services that address operator challenges including access to sites, power, backhaul, and the need for rapid network design, access point installation and access point commissioning. Our small cells solutions allow operators to expand their network rapidly and cost effectively to deliver an enhanced end user quality of experience.

In the second half of 2014, we announced the development of our first multi-standard (3G/4G/Wi-Fi) enterprise small cell which is on track for commercial release in early 2015. The new 9962 Multi-Standard Enterprise Cell allows operators to meet the needs of their business customers and deliver in-building wireless services to support continued growth in data traffic and VoLTE service. This is the first small cell of its type to support both 3G and 4G LTE connectivity through a single chipset with key features like carrier aggregation. This product was developed as part of our partnership with Qualcomm, announced in July 2013. We also expanded this relationship to include LTE and multi-standard small cells for the residential segment.

Further in 2014, we announced that we teamed with JCDecaux, the number one outdoor advertising company worldwide, to deliver connected street furniture. Integrating our small cells with JCDecaux’s street furniture assets is a powerful example of our Metro Cell Express solution in practice. The teams are working together to optimize the aesthetic integration of small cells in street furniture in order to provide cities and telecom operators with a global solution that is in tune with the urban environment.

Finally, we also announced a new small cells center of excellence at our new Cité de l’innovation in France, where we will work with our partners to simplify adoption of small cells into cities, buildings, and enterprise environments. The small cells center of excellence will support R&D personnel dedicated to small cells, including both multi-standard and LTE metro products, with resources focused on hardware, software, design and test.

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

We have been ranked number one in the small cell industry by leading analysts such as ABI Research, Current Analysis and Infonetics and we hold the largest number of small cell contracts in the industry with 76 customers in more than 50 countries.

Legacy wireless

Investment in the W-CDMA, GSM and CDMA portfolios have been reduced as we re-focus R&D on the growth segments within Wireless (LTE and Small Cells). In keeping with this strategy, in the second half of 2014, we signed a master service agreement with HCL of India for the outsourcing of our macro 2G and 3G research and development activities, and related technical support services and associated design, development and testing operations. We will retain product and portfolio ownership, as well as the customer relationship management and will continue to market and sell 2G/3G solutions.

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

We are the worldwide leader in the fixed broadband access market supporting the largest mass deployments of voice, video and data services. According to industry analysts, we are the largest global supplier of DSL technology, with 42% of global DSL market share based on ports shipped, and the third largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 22% of global market share. Our global installed base now includes more than 299 million DSL lines and more than 18 million GPON ports shipped. We are present in the largest and most advanced fiber-to-the-home deployments worldwide, including more than 170 GPON-based and more than 20 point-to-point fiber projects. We are the leader in VDSL2 deployments with more than 90 customer contracts, and we already have 28 customer contracts and over 65 trials for our VDSL2 Vectoring technology, which delivers 100Mbps speeds over existing copper infrastructure. Additionally, we concluded 30 trials for our newest DSL innovation G.fast.

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

In 2014, the Fixed Access division focused its R&D efforts on:

•	Fixed access products that support both copper and fiber access. The breadth of products and technologies supported by our fixed access portfolio allows service providers to deploy a mix of both copper and fiber technologies efficiently and in the most cost-effective way to suit whatever deployment model they need.

•	High end micro-nodes portfolio with VDSL2 vectoring technology. The new micro-nodes give operators the opportunity to bring fiber deeper into the network and make use of VDSL2 vectoring to boost the speed without having to invest in bringing fiber completely into the home. The portfolio is customizable to serve all network needs.

•	Continued investment in VDSL2 vectoring that increases data speeds to 100 Mbps or more and G.Fast which can increase the speed to 1Gbps over existing copper infrastructure to homes and businesses. We were the first vendor to demonstrate G.Fast live in the field with Telekom Austria and to announce a product.

•	Continued investments in FTTH, focusing on technologies that accelerate the return on investment in fiber networks for service providers and being first on the market with next generation passive optical networking solutions (NG-PON2).

•	DPoE (Docsis Provisioning of EPON) and 10G EPON on the high capacity 7360 ISAM FX platform. DPoE is a very important feature for cable Multiple System Operators (MSOs) as it makes the fiber network transparent in the management system, while bringing higher speeds, especially in the uplink. We won three major contracts for this solution in North America.

Licensing

The Licensing division actively pursues a strategy of licensing patents to generate revenues. We also license selected technologies to third parties to generate revenues. Additional revenues are generated through the sale of selected patents when that path best serves our needs.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

Managed services

Our Managed Services division delivers innovative solutions for both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations. Our portfolio offers two focused and innovative solutions, in addition to Network Operations Services:

•	The BOMT (Build-Operate-Manage-Transfer) Solution. We help customers deploy and operate our new products, technologies and solutions faster. As part of the BOMT program, we operate and manage a customer’s network and at the end of our contract we transfer the operations to the customer, with options to license our intellectual property.
•	The Operations Transformation Solution. We control a customer’s network operations and transform their multivendor network operation functions. We manage any legacy infrastructure a customer may have, and adapt the pace of the transformation to the customer’s needs. Finally, at the end of the contract, we transfer the operations back to the customer, with options to license our intellectual property.

•	Network Operations Services. We provide a cost-efficient approach to network monitoring and surveillance by delivering basic network operations fault management service and problem resolution from our global network operations centers. This includes Services management and customer experience management offerings.

5.4	Other Segment

Government

LGS Innovations provides secure networking, satellite communications, VoIP, optical routers and other solutions for the US national security, defense, and advanced research communities, and has a heritage as a trusted partner of the US Federal Government for more than 60 years. On March 31,

2014, we completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant. For further details, see Chapter 4 of this document.

In 2014 our Other segment revenues were €41 million, representing less than 1% of our total revenues.

5.5	Marketing, sales and distribution of our products

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force. In some countries, such as China, our direct sales force may operate in joint ventures with local partners and through indirect channels. For sales to smaller and regional service providers, we use our direct sales force and value-added resellers. Our sales organization has primary responsibility for all customer-focused activities, and shares that responsibility with the sales teams at certain integrated units such as submarine systems and radio frequency systems. We also utilize partnerships with companies such as HP and Accenture to sell various products to service providers as well as other non-telecommunications segments.

In 2014, we created the Chief Marketing Office function which unifies our marketing and communications expertise into one global organization. In addition, we are adding go-to-market capabilities to broaden our reach in new markets around the world. More information about our organization can be found in Chapter 5.1 “Business Organization”.

5.6	Competition

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Cisco Systems, Ericsson, Fujitsu, Huawei, Nokia, Samsung and ZTE as well as more specialized competitors such as Adtran, Calix, Ciena and Juniper. Some of our competitors, such as Ericsson and Huawei, compete across many of our product lines while others - including a number of smaller companies - compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation.

We believe that technological advancement, product and service quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish

DESCRIPTION OF THE GROUP’S ACTIVITIES

Competition

competitors within each of our segments in their respective markets. Another factor that may serve to differentiate competitors, particularly in emerging markets, is the ability and willingness to offer some form of financing.

We expect that the level of competition in the global telecommunications networking industry will remain intense for several reasons. First, although consolidation among vendors results in a smaller set of competitors, it also triggers competitive attacks to increase established positions and market share, pressuring margins.

Consolidation or partnerships also allow some vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation is continuing in both developed and emerging markets, resulting in fewer customers overall. Elsewhere, some service providers are considering network asset sharing or joint ventures to reduce overall costs. In areas where capital expenditures remain under pressure, the competitive impact of a smaller set of customers may be compounded. Most vendors are also targeting the same set of the world’s largest service providers because they account for the bulk of carrier spending for new equipment. Competition is also accelerating around IP network technologies as carriers continue to shift capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia have gained significant market share worldwide. They have gained share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

5.7	Technology, research and development

Our research and development efforts have two primary focuses: research conducted by Bell Labs to lay the foundation for new and disruptive market opportunities; and product-focused development that transitions concepts to fully viable commercial offerings and enhances existing product lines with unique differentiators that enable us to distinguish our offerings from those of our competitors.

In 2014, our R&D community expanded on our historic record of innovation with achievements that keep us at the technological forefront of key market segments, from IP routing, transport and platforms to the cloud to ultra-broadband access technologies. Some highlights for 2014 are identified below, both in terms of products that are available to customers today, and research activities that have a longer horizon.

Product innovations

•	We began 2014 by delivering a bold network functions virtualization (NFV) roadmap, including the virtualized Evolved Packet Core (vEPC), virtualized IP Multimedia Subsystem (vIMS) and virtualized Radio Access Network (vRAN) portfolio to help mobile network operators become more efficient, responsive and innovative. Our NFV solutions combine our networking technical acumen with extensive cloud capabilities, leveraging the CloudBand™ 2.0 NFV platform and Nuage Networks SDN innovations.

•	We actively participate in the ETSI (European Telecommunications Standards Institute) NFV advisory board, and collaborate with industry experts such as Intel and members of the our CloudBand Ecosystem Program. This program includes almost 60 companies developing NFV solutions for service providers. We demonstrated our NFV progress at Mobile World Congress independently and together with China Mobile. In addition we announced an NFV co-innovation agreement with Telefónica.
•	In November 2014, Nuage Networks launched the Virtualized Network Service (VNS). This product will help enterprises and service providers extend the benefits of Software Defined Networking policy driven network automation to branch locations to enable a more highly responsive operational environment.

•	Also in November 2014, we introduced the industry’s most complete portfolio of virtualized edge routing functions. The Virtualized Service Router (VSR) offers up to 8 times the performance of our competitors’ solutions. We soon followed with an extension of our hardware-based edge routing portfolio. The 7750 SR-a offers high-density, high-performance aggregation of mobile backhaul, business and residential services in a compact, modular design. With our routing portfolio we are offering service providers both the specialized hardware and router software necessary to build a flexible network with the right performance and economics for the cloud era.

•	To help providers stay ahead of ever-changing transport demands we delivered to market the first single-carrier 200G DWDM solution in April 2014. This allows operators to transmit data over distances as great as 4,000 km in 100G mode and as far as 1,000 km in 200G mode. It supports a smooth, scalable, agile, flexible and cost-efficient network evolution path to 400G and beyond in the future.

•	Our Cloud DVR solution reached 28 petabytes of installed capacity and was used by Telefónica to bring network DVR services to nearly one million customers in Spain. The solution won a TV Connect Industry award and we collected our 2013 Technology and Engineering Emmy award in January. In September 2014, we launched a product that enables operators in the US to deploy Cloud DVR services economically while complying with content rights legislation.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Technology, research and development

•	At Broadband World Forum we announced our first G.fast and the industry-first TWDM-PON (Time and Wavelength Division Multiplexed Passive Optical Networks) fixed ultra-broadband solutions. Our G.fast solution will allow operators to bring fiber even closer to subscribers’ homes and use the last few meters of copper to deliver fiber-like speeds of up to 1 Gigabit per second. A1, a subsidiary of Telekom Austria announced the first ultra-broadband customer connection using our G.fast solution in October 2014. Our TWDM-PON fiber solution with 4 wavelengths per fiber allows providers to support different services on each wavelength, expand into new markets or collaborate with other operators to roll out fiber networks more quickly and cost-effectively. By extending our fixed ultra-broadband portfolio we are giving operators even more choice in connecting every last customer in the most flexible and efficient way.

Research activities

Software defined networks (network function virtualization)

Bell Labs has focused on SDN efficiency, control, and implementation so that Software Defined Networking can be applied to all segments of the network effectively. Researchers are also developing prototypes for the complementary aspect, placing network functions into the cloud with NFV, and demonstrating superior performance with virtualized services. In one example, Bell Labs and the corporate Chief Technology Office (CTO) team have publicly launched a tool (GWATT.NET) for assessing energy consumption across networks with different configurations, including SDN and NFV options.

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

Network applications

As more applications and services move to the cloud, it becomes increasingly necessary to distribute different parts of the applications across the worldwide network to gain efficiency. New methods of controlling and distributing cloud applications and services are achieving high gains in efficiency, so that only 1/10 the computing resources will be required to perform the same tasks.

Network algorithms

Bell Labs is developing software to support continuous queries on streaming data. Such queries are a key part of data mining for very large amounts of continuously generated data (for example, call logs). The software automatically transforms a conventional database query into a set of sub-queries, which it then executes on multiple computers. The software also ensures minimal bandwidth is needed for the flow of data through the program while executing streaming analytics queries with maximal parallelism. This software is an important step towards making data analytics practical and economical for streaming data. Research is developing more efficient network algorithms to intelligently process and respond to the massive real-time data flowing through mobile networks, enabling new classes of customer and network analytics.

Multimedia services

As video is the dominant traffic over networks, Bell Labs researchers are investigating how to assure an effective delivery of current and emerging multimedia services in the following ways:

•	We created several new technologies in the wireless domain to optimize the delivery of video over wireless networks. We demonstrated Adaptive Guaranteed Bit Rate (Adaptive-GBR) which makes the Radio Access Network (RAN) “video aware” including in the following ways: by effectively managing and mitigating congestion; by efficiently using scarce wireless resources to ensure “fairness” in wireless resource allocation across users; and by increasing the quality of experience of services to the end user.

•	Bell Labs developed a next generation of HTTP adaptive streaming, namely HTTP layered streaming, which combines scalable video coding and HTTP adaptive streaming concepts to provide a lower end-to-end latency, and better resilience to varying network loads by combining the benefits of best effort streaming with managed services. Further advances have been made in finding effective video delivery over existing http adaptive streaming systems, to reduce the impact of network variations on the video stream, and improve the perceived quality of experience.

Optics

•	New spatial division multiplexing research continues to extend the capacity of optical fiber beyond the perceived limits by exploiting multiple light paths through the fiber. Research teams are also addressing SDM system reliability and security.

Fixed ultra-broadband

•	Work on XG-FAST, an extension of G.fast technology, continues. Bell Labs researchers have set new records, achieving up to 10GBps over existing DSL links. These improvements are being standardized and offer an affordable way forward for broadband operators to improve their services for years to come.

Small cells and 5G wireless

•	Bell Labs research is addressing the need for improved capacity, coverage, and reach across the diverse wireless

DESCRIPTION OF THE GROUP’S ACTIVITIES

Technology, research and development

landscape, with efforts in technologies such as dense MIMO, the new millimeter wave spectrum, and 5G, along with finding ways to evolve today’s networks economically.

European public policy initiatives

•	Bell Labs is participating in the European Union’s Horizon 2020 (H2020) industry-wide consortium. H2020 aligns enterprises and academia to focus on common technology roadmaps to spur innovation and network commerce, along with driving EU network improvements. The EU H2020 is addressing many areas, including ICT (Information and Computing Technologies) and Sustainability.

Standards

Throughout 2014, representatives of our R&D community played leading roles in telecommunication standards bodies, helping foster and steer the development and advancement of key technologies. Researchers, engineers and developers from Bell Labs and our development teams participated in many dozens of standards organizations and an even greater number of working groups such as the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, and TIA.

Partnerships and collaborations

As part of The Shift Plan, we are committed to refocus and expand innovation by redefining and leveraging our research capacities. We aim to implement a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. We also plan to focus on in-house start-ups, as well as on industry partnerships, collaborations and co-developments with leading-

edge customers. To exemplify this new model, we announced the following:

•	With Qualcomm: We announced an expansion to our strategic R&D program to include the development of LTE and multi-standard residential small cells.

•	With Intel: we announced a collaboration focusing on three areas of cloud R&D to optimize Intel architecture for our platforms in order to improve performance and scale: (i) virtual Radio Access Networks (RAN), developing and optimizing our LTE and LTE-Advanced wireless products, (ii) Cloud Platform, developing and optimizing our CloudBand NFV platform and (iii) high-performance packet processing for advanced IP/MPLS platforms and functions.

•	With HP: We announced an expansion of our global alliance to help the world’s largest organizations and service providers build network-enabled, distributed cloud solutions to create new business opportunities, enable efficiencies and improve customer service. HP will incorporate selected Alcatel-Lucent IP routing and optical products into its existing routing and storage portfolios, allowing organizations to more efficiently leverage the convergence of IT and telecommunications to realize reduced complexity and greater agility.

•	With Accenture: we announced a strategic global alliance that would help service providers and large enterprises implement integrated ultra-broadband solutions.

•	With Eblink: We signed a commercial and technological partnership agreement which would enable us to benefit from Eblink’s advanced wireless fronthaul solutions.

•	With JCDecaux: We announced that we would join forces in the development of connected street furniture, to house small cells in urban locations and improve connectivity.

5.8	Intellectual Property

In 2014, we obtained more than 3,000 patents worldwide, resulting in a portfolio of more than 33,000 active patents and over 15,000 patent applications totaling over 48,000 issued and pending patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

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

We make significant purchases of electronic components and other material from many sources. While we have experienced some temporary shortages in components and other commodities used across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. We continue to develop and maintain alternative sources of supply where technologically feasible for essential materials and components.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Seasonality

5.10	Seasonality

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2014, our revenues were in-line with the typical seasonal pattern. This seasonality could differ depending on varying business trends in any given quarter.

5.11	Our activities in certain countries

We operate in a large number of countries, some of which have been accused of human rights violations, are subject to economic sanctions and export controls by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Our net revenues in 2014 attributable to Cuba, Iran, Sudan, and Syria represent much less than one percent of our total net revenues. Though we are not aware of any significant shareholder intending to divest the shares it owns in Alcatel Lucent on the basis of our activities in these countries, some U.S.-based pension funds and endowments have in the past announced their intention to divest the securities of companies doing business in these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in these countries.

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

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Alcatel-Lucent.

1.	Alcatel-Lucent has provided technical support services to or for the benefit of Telecom Infrastructure Company of I.R. Iran (“TIC”). These services were provided in support of telecommunications network equipment that was sold previously to customers in Iran for end-use by TIC. TIC is a government-owned telecommunications infrastructure provider in Iran that serves as Iran’s intercity, interprovincial and international telecom network operator. During 2014, our gross revenues received from these activities involving TIC were approximately €151,000 and net profits were approximately €57,000. The contract for these technical support services expired on September 30, 2014 and we intend to renew it in 2015.

2.	In 2013, Alcatel-Lucent Deutschland AG, an Alcatel-Lucent subsidiary, reached a settlement agreement with Iranian Telecommunication Manufacturing Company Public Stock Corporation (“ITMC”) on claims raised by ITMC related to contracts that were completed prior to 2007 for the delivery of telecommunications equipment and services. In the course of these contracts, performance bonds had been opened between 2001 and 2006 at Bank Tejarat, Bank Saderat and Bank Mellat and had been retained by ITMC as security against their claims. The settlement agreement stipulates that Alcatel-Lucent Deutschland AG shall pay €1,600,000 to ITMC as settlement for the claims and that, in return, performance bonds held by ITMC shall be released. In December 2014, the German Federal Bank approved payment of the settlement amount by Alcatel-Lucent Deutschland AG to a third party named as beneficiary by ITMC. No payments were made under the settlement agreement in 2014.

3.	Alcatel-Lucent has two frame agreements for the supply of telecommunications network equipment and related services to two private companies in Iran, PATSA and Elmatco. The PATSA agreement is for end-use by the Shiraz Urban Rail Organization (“SURO”) in support of operations of the Shiraz city metro rail system. We understand that SURO is owned by the government of the city of Shiraz. The Elmatco agreement is for end-use by a group of state-owned regional electricity companies, including Esfahan Regional Electric Company, Iran Power Distribution Company and Gharb Regional Electric Company. In 2014, Alcatel Lucent did not recognize any revenues or net profits attributable to these frame agreements. We intend to fulfill our remaining obligations under these agreements, subject to compliance with applicable laws.

4.	Two non-U.S. subsidiaries of Alcatel-Lucent have branches in Iran that maintain bank accounts at Bank Tejarat for purposes of carrying out financial transactions in connection with their general business activities.

5.	Alcatel Lucent is considering additional opportunities involving Iran, consistent with applicable laws.

Operating and financial review and prospects	6

6.1	Overview of 2014	52

6.2	Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013	53

6.3	Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012	58

6.4	Liquidity and capital resources	63

6.5	Contractual obligations and off-balance sheet contingent commitments	68

6.6	Strategy and Outlook	72

6.7	Qualitative and quantitative disclosures about market risks	74

6.8	Legal Matters	76

6.9	Research and development — expenditures	78

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward looking information

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions. Such factors could negatively impact our ability to achieve the goals of The Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts, the targeted revenues, operating margin and operating cash flows, the overall targeted cost savings and asset sales, and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties is set forth in Chapter 3 “Risk Factors” in this Form 20-F. The forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion below in this Chapter 6 under the heading “Strategy and Outlook” of our targets, for: (i) revenues from the Core Networking segment at or above €7 billion with a segment operating margin at or above 12.5% and (ii) segment operating cash flow from the Access segment at or above €200 million. Such forward-looking statements also include the statements regarding the expected level of restructuring costs in 2015 that can be found under the heading “Liquidity and capital resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”. These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

Presentation of financial information

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

As of December 31, 2014, all IFRSs that the International Accounting Standards Board (IASB) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of IAS 39 “Financial Instruments: Recognition and Measurement (revised December

2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on our financial statements.

As a result, our consolidated financial statements for the years presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the IASB. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the EU.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2014, 2013 and 2012 included several negative and non-cash impacts of purchase accounting entries.

Changes in accounting standards as of January 1, 2014

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2014, and that the Group has adopted:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012); and

•	IFRIC Interpretation 21: “Levies” (issued May 2013).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of July 1, 2014 and that the Group has adopted:

•	Annual Improvements to IFRSs (2010 – 2012) (issued December 2013) (certain of these annual improvements are only effective for annual periods beginning on or after July 1, 2014).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2014, and that the Group adopted in 2013:

•	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” (issued May 2013);

•	Amendments to IFRS 10, IFRS 11 and IFRS 12 “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities - Transition Guidance (issued June 2012);

•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011); and

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

These new IFRS standards and amendments had no material impact on our consolidated financial statements.

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

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

a/ Valuation allowance for inventories and work in progress (see Note 18 to our consolidated financial statements)

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

c/ Goodwill, other intangible assets and capitalized development costs

Goodwill (see Note 11 to our consolidated financial statements)

Goodwill net, is allocated, where applicable, to cash generating units that are equivalent to a product division or groups of product divisions within our reporting structure. Product divisions are two levels below our three reportable segments. In assessing whether goodwill should be subject to impairment, the carrying value of each cash generating unit is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each cash generating unit is calculated using a five-year discounted cash flow analysis with a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each cash generating unit is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches, being additional inputs that represent assumptions that a market participant would use when pricing the asset:

•	five-year discounted cash flow analysis with a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•	five-year discounted cash flow analysis with an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC). A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Growth and perpetual growth rates used are based on expected market trends.

Other intangible assets (see Note 12 to our consolidated financial statements)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets due to change in market trends or new technologies. The recoverable amounts are based on discounted future cash flows or fair values of the assets concerned.

Capitalized development costs (see Note 12 to our consolidated financial statements)

The Group evaluates the commercial and technical feasibility of development projects, for which costs are capitalized, and estimates the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair some of the net capitalized development costs in the future.

d/ Provision for warranty costs and other product sales reserves (see Note 25 to our consolidated financial statements)

These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

e/ Provisions for litigations (see Notes 25 and 31 to our consolidated financial statements)

Certain legal proceedings are pending and cover a wide range of matters. Due to the inherent nature of litigation, the outcome or the cost of settlement may materially vary from estimates.

f/ Deferred tax assets (see Note 8 to our consolidated financial statements)

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations (see Note 23 to our consolidated financial statements)

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations is a key assumption concerning discount rates in retirement plans and healthcare plans. This assumption is updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2014 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €75 million and €(34) million, respectively.

Healthcare cost trends

Regarding healthcare cost trends for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Expected participation rates in retirement healthcare plans

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

Mortality assumptions

Until September 30, 2014, we used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. On October 27, 2014, the U.S. Society of Actuaries (SOA) issued new mortality tables. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. These changes had a U.S.$2.6 billion negative effect on the benefit obligation of our U.S. plans. These effects were recognized in our 2014 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2014 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2014, and since our U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), other comprehensive income would be negatively impacted by approximately €308 million.

Asset ceiling

For retirees who were represented by the Communications Workers of America union and the International Brotherhood of Electrical Workers union, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits. This is considered as a refund from the pension plan when setting the asset ceiling.

Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23 to our consolidated financial statements), we estimated that, as of December 31, 2014, the excess of assets above 120% of the plan obligations was U.S.$1.8 billion (€1.5 billion), and the excess above 125% of plan obligations was U.S.$1.4 billion (€1.2 billion).

h/ Revenue recognition (see Note 6 to our consolidated financial statements)

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

i/ Restructuring costs and impact on goodwill impairment test

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

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at (i) reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base at constant exchange rates (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations,

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of 2014

additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity, (ii) generating revenues from the Core Networking segment at or above €7 billion with an operating margin at or above 12.5% in 2015, and (iii) generating segment operating cash flow from the Access segment at or above €200 million by the end of 2015.

We estimate restructuring costs related to The Shift Plan at €950 million for all outstanding actions anticipated for the years between 2013 and 2015. For the year ended December 31, 2014, we expensed €238 million of restructuring costs for these actions. The remaining restructuring costs related to The Shift Plan will be reserved and expensed in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to expense it, we exclude future restructuring costs (and corresponding cost savings), if they have not been expensed, when we determine the value in use for the annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of cash generating units (CGU), corresponding to the methodology described in Note 2c to our consolidated financial statements. We arrive at fair value less costs to sell of a CGU by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a CGU.

6.1	Overview of 2014

In 2014, the telecommunications equipment and related services market witnessed mixed trends across different regions. Investments in IP and ultra-broadband access technologies, such as routing and LTE, led to robust investments in the U.S. notably in the first half of the year. China also benefitted from strong network investments as TD-LTE deployments accelerated early in 2014 while the telecommunications equipment market in Europe continued to show signs of easing.

In addition to regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in 2014. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. We estimate that approximately 3.9 billion people will be connected to the Internet by 2017 and that by 2020 there will be more than 70 billion connected devices. Growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. We are also seeing similar trends with cable operators, who are investing to deploy high-speed networks. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. From 2012 to 2017, we expect a 440% increase in data center traffic. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

To better align ourselves with these industry trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

Our progress on The Shift Plan through December 31, 2014 can be found in Chapter 6.6 “Strategy and Outlook”.

This combination of regional and industry trends resulted in mixed spending in the market for telecommunications equipment and related services in 2014. These trends, in addition to other factors, were key drivers of how our own businesses performed in 2014, with total sales decreasing 4.6% compared to 2013, as growth in technologies such as IP Routing and LTE was offset by the impacts of the restructuring of our Managed Services business. Further details on segment performance can be found in Chapter 6.2 “Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

6.2	Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

The following discussion takes into account our results of operations for the year ended December 31, 2014 and December 31, 2013, on the following basis:

•	Due to the sale of 85% of the Enterprise business in 2014, results pertaining to this business for 2014 were treated as discontinued operations and results for 2013 have been re-presented accordingly. Results for 2013 have also been re-presented to reflect the subsequent immaterial perimeter adjustments resulting from the sale of Enterprise.

Revenues. Revenues totaled €13,178 million in 2014, a decline of 4.6% from €13,813 million in 2013. Approximately 64% of our revenues for 2014 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2014 as compared to 2013 our consolidated revenues would have decreased by approximately 4.2% instead of the 4.6% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2014, the average exchange rate that applied for 2013, instead of the average exchange rate that applied for 2014, and (ii) to our exports (mainly from Europe) effected during 2014 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2013. In the fourth quarter of 2014, the strengthening in the value of other currencies including the U.S. dollar, relative to the euro had a positive effect on our reported revenues. Our management believes that providing our investors with our revenues for 2014 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

Additionally, if there had been constant exchange rates in 2014 as compared to 2013 and a constant perimeter, meaning that we would exclude revenues related to LGS Innovations that was sold at the end of the first quarter of 2014, our consolidated revenues would have decreased by approximately 3.0% instead of the 4.6% decrease actually reported. Our management uses our revenues for 2014 at a constant exchange rate and constant perimeter internally and they believe that providing our investors with this information facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies, the perimeter adjustment for LGS and our revenues at a constant rate and constant perimeter:

(In millions of euros)	Year ended December 31, 2014	Year ended December 31, 2013	% Change

Revenues as reported	13,178	13,813	-4.6%
Conversion impact euro/other currencies	60		0.5%
Hedging impact euro/other currencies	(1)		0.0%
Perimeter (LGS)	(41)	(210)
Revenues at constant rate and constant perimeter	13,196	13,603	-3.0%

Revenues by Segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	2014	2013

Core Networking	5,966	6,151

IP Routing	2,368	2,253
IP Transport	2,114	2,120
IP Platforms	1,484	1,778

Access	7,157	7,447

Wireless	4,685	4,510
Fixed	2,048	2,069
Managed Services	369	791
Licensing	55	77

Other	41	210

Other and Unallocated	14	5

TOTAL	13,178	13,813

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

Core Networking segment

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €5,966 million in 2014, a decrease of 3.0% from €6,151 million in 2013, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2014 as compared to 2013, our Core Networking segment revenues would have decreased by 2.4 % instead of the 3.0% decrease actually reported.

Revenues in our IP Routing division were €2,368 million in 2014, an increase of 5.1% from €2,253 million in 2013. The year-over-year growth was driven by the continued success of our IP/MPLS service router portfolio, as service providers invest to keep up with the growing demand for bandwidth for services such as video. In 2014, we expanded our portfolio with the introduction of the Virtualized Service Router (VSR) which allows service providers and large enterprises to build a flexible network and operate service router software on standard servers. Our IP Core router, the 7950 XRS, continued to build momentum through 2014, with 36 total contracts as of the end of 2014. Nuage Networks™, our wholly owned subsidiary focused on software defined networking (SDN) solutions, continued its traction in the marketplace, closing 2014 with 16 customers. Nuage Networks also introduced its Virtualized Networks Services (VNS) solution which will help enterprises and service providers extend the benefits of SDN to branch locations.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, were €2,114 million in 2014, a decrease of 0.2% from €2,120 million in 2013. Within IP Transport, we witnessed mixed trends as revenues in our terrestrial business increased in 2014, driven by our strength in our WDM portfolio. This increase was offset by declines in our Submarine Optics business, which showed signs of an upward cycle recovery and order backlog build-up as we exited 2014. Within our WDM portfolio, our 1830 Photonic Service Switch continues to grow as a percentage of total optical revenues, reaching 49% in 2014, compared to 38% in 2013. Our 100 Gigabit optical single carrier coherent technology continues to be one of the growth drivers in our WDM portfolio, as its relative share of port shipments continues to increase, to 34% in 2014 from 26% in 2013.

Revenues in our IP Platforms division, which includes software and related services, were €1,484 million in 2014, a decrease of 16.5% from €1,778 million in 2013. 2014 was a transitional phase for the IP Platforms business, reflecting our strategy to rationalize the portfolio and leverage on growth engines such as IP Communications (including IMS and Subscriber Data Management), Motive Customer Experience and Policy & Charging. Our portfolio rationalization drove the decline in revenues in 2014, as well as weaker revenues from legacy platforms. These trends were partially offset by growth in our Motive portfolio and resilience in our IMS portfolio which was impacted by delayed VoLTE rollouts in the latter part of the year.

Access segment

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Managed Services and Licensing divisions, were €7,157 million in 2014, a decrease of 3.9% from €7,447 million in 2013, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2014 as compared to 2013, our Access segment revenues would have decreased by 3.6% instead of the 3.9% increase actually reported.

Revenues in our Wireless Access division increased 3.9% in 2014, to €4,685 million from €4,510 million in 2013. Within the Wireless Access business, we witnessed strong year-over-year growth in our LTE revenues, driven by strong U.S. investments throughout the year and LTE deployments in China, notably in the first half of the year. This growth overcame declines in legacy technologies. Throughout 2014, we continued to diversify our LTE customer base, now with over 70 contracts. In 2014, we also expanded our focus on small cell adoption, with 76 total customers and the announcement of our Multi-Standard Enterprise Small Cell device, in collaboration with Qualcomm that will allow operators to extend 3G, 4G LTE and Wi-Fi connectivity and coverage into the office for in-building coverage.

Revenues in our Fixed Access division were €2,048 million in 2014, a decrease of 1.0% from €2,069 million in 2013, as growth in VDSL2 vectoring and fiber, notably in Europe and Asia Pacific, excluding China, was offset by declines in legacy products and the slowdown in specific customer rollouts in North America in the latter part of the year. During 2014, we launched the industry’s first Time and Wavelength Division Multiplexed Passive Optical Networks (TWDM-PON) solution, also known as NG-PON2, which can converge residential, business and mobile traffic onto one network. We also introduced our G.fast solution that allows operators to place fiber closer to subscribers’ homes, with 10 trials concluded in 2014.

Revenues in our Managed Services division were €369 million in 2014 compared to €791 million in 2013, a decrease of 53.4%, as this business continued to be impacted by our strategy to terminate or restructure margin-dilutive contracts.

Revenues in our Licensing division were €55 million in 2014 compared to €77 million in 2013, a decrease of 28.6%.

Other segment

Revenues in our Other segment, which included our Government business which was sold in the first quarter of 2014, were €41 million in 2014 compared to €210 million in 2013, which included a full year of results.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

Revenues by geographical market

Revenues in 2014 and in 2013 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated

2014	771	1,929	282	1,342	1,289	5,488	1,009	1,068	13,178

2013	798	2,125	361	1,097	1,230	5,986	1,209	1,007	13,813

% Change 2014 vs. 2013	-3%	-9%	-22%	22%	5%	-8%	-17%	6%	-4.6%

In 2014, the United States accounted for 41.6% of revenues, down from 43.3% in 2013. Revenues declined 8% in the U.S. as investments in LTE were not enough to offset declines in other technologies, mainly in legacy optical and Fixed Access. Europe accounted for 22.6% of revenues in 2014 (5.9% in France, 14.6% in Other Western Europe and 2.1% in Rest of Europe), down from 23.8% in 2013 (5.8% in France, 15.4% in Other Western Europe and 2.6% in Rest of Europe). Europe witnessed encouraging trends in 2014, particularly in IP Routing, IP Transport and Fixed Networks, while revenues were tempered by the impact of the implementation of our strategy in Managed Services. Within Europe, revenues declined in each area: 3% in France, 9% in Other Western Europe and 22% in Rest of Europe. Asia-Pacific accounted for 20.0% of revenues in 2014 (10.2% in China and 9.8% in Other Asia Pacific), up from 16.8% in 2013 (7.9% in China and 8.9% in Other Asia Pacific), with growth mainly attributable to increased spending in China as LTE was deployed in the country. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in 2014 driving revenues to decline 17% from 2013, as its share of total revenue declined from 8.8% to 7.7%. The Rest of World share of total revenue increased to 8.1% in 2014 compared to 7.3% in 2013, as revenues increased 6% in the region.

Gross Profit. In 2014, gross profit as a percentage of revenues increased to 33.4% of revenues compared to 31.2% in 2013, and increased in absolute terms, to €4,408 million in 2014 from €4,322 million in 2013. The increase in gross profit was mainly attributable to a favorable product mix, operational improvements and reduced fixed costs.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. During 2014, we witnessed trends, where, as noted above, a shift in product mix positively impacted gross profit.

Administrative and selling expenses. In 2014, administrative and selling expenses were €1,621 million or 12.3% of revenues compared to €1,862 million or 13.4% of revenues in 2013. The

12.9% decline in administrative and selling expenses year-over-year reflects the progress we have made in reducing fixed costs as part of The Shift Plan launched in 2013. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €27 million in 2014 and €32 million in 2013.

Research and development costs. Research and development costs were €2,215 million or 16.8% of revenues in 2014, after the net impact of capitalization of €(2) million of development expense, a decrease of 2.3% from €2,268 million or 16.4% of revenues after the net impact of capitalization of €(34) million of development expense in 2013. The 2.3% decrease in research and development costs reflects a reduction in the overall level of R&D, notably for legacy technologies. Capitalization of R&D expense was negative in both 2014 and 2013, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting (PPA) entries resulting from the Lucent business combination of €24 million in 2014 and €54 million in 2013 with the decline due mainly to the phasing out of the amortization of certain in-process R&D.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €572 million in 2014 compared to income of €192 million in 2013. The improvement in 2014 reflects higher gross profits in addition to lower administrative and selling expenses and research and development costs. Non-cash purchase accounting (PPA) entries resulting from the Lucent business combination had a negative impact of €51 million in 2014, which was lower than the impact of €86 million in 2013 mainly due to the phasing out of the amortization of certain in-process R&D.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

The tables below set forth our revenues and segment operating income (loss) for the years ended December 31, 2014 and December 31, 2013:

(In millions of euros)
Twelve months ended December 31, 2014	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	5,966	7,157	41	13,164	14	13,178

Segment Operating Income (Loss)	630	42	-	672	(49)	623

PPA Adjustments (excluding restructuring costs and impairment of assets)						(51)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						572

(In millions of euros)
Twelve months ended December 31, 2013	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	6,151	7,447	210	13,808	5	13,813

Segment Operating Income (Loss)	479	(85)	5	399	(121)	278

PPA Adjustments (excluding restructuring costs and impairment of assets)						(86)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						192

In 2014, a segment operating income of € 623 million for the Group, adjusted for €51 million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €572 million. In 2013, a segment operating income of €278 million for the Group, adjusted for €86 million in PPA yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €192 million.

Operating income in our Core Networking segment was €630 million or 10.6% of revenues in 2014, compared with an operating income of €479 million or 7.8% of revenues in 2013. The year-over-year improvement in Core Networking segment operating income reflects the efforts we have made to improve our cost structure, notably with operating expenses, leading to higher operating income contributions from certain divisions.

Operating income in our Access segment was €42 million in 2014, compared with an operating loss of €85 million in 2013. The year-over-year improvement in our Access segment operating income reflects the work we are doing to improve our cost structure to achieve profitability in our Wireless Access division as part of The Shift Plan in addition to continued strong contribution from our Fixed Networks division.

Segment operating income in the Other segment was €0 million in 2014, as this business was sold in the first quarter of 2014, compared with an income of €5 million or 2.4% of revenues in 2013, which included a full year of results.

Restructuring Costs. Restructuring costs were €574 million in 2014, compared to €518 million in 2013. The cost of new restructuring plans increased in 2014 compared to 2013 due to the implementation of The Shift Plan and primarily related to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group.

Litigations. In 2014, we booked a litigation credit of €7 million compared to 2013, when we booked a litigation charge of €2 million.

Gain/(loss) on disposal of consolidated entities. In 2014, we recognized a gain on the disposal of consolidated entities of €20 million mainly related to a €39 million gain from the sale of our cyber-security services and solutions and communications services activities partially offset by an €11 million loss recognized related to the sale of LGS Innovations LLC, compared to 2013, when we booked a gain on the disposal of consolidated entities of €2 million.

Impairment of assets. In 2014, we did not book any charges related to the impairment of assets. In 2013, we booked an

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

impairment of assets charge of €548 million, mainly related to our Wireless product division goodwill.

Post-retirement benefit plan amendments. In 2014, we booked a €112 million credit that included (i) an €80 million gain related to a reduction in our obligation to pay for formerly represented retirees who are subject to annual dollar caps in exchange for a three year extension of post-retirement healthcare benefits, (ii) a €25 million gain related to the discontinuation of the subsidy for retiree healthcare benefits for former Management retirees who retired on or after March 1, 1990 and who are under 65 years old and (iii) a €7 million gain related to the conversion of defined benefit pension plans for current active Dutch employees into a defined contribution pension plan under which the Group no longer guarantees any pension increase. In 2013, we booked a €135 million credit that included (i) a €55 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and a reduction in our obligation to pay for retirees who are subject to annual dollar caps, (ii) a €41 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGIRC (General Association of Pension Institutions for Managerial Staff) scheme, (iii) a €35 million gain related to an amendment of German pension plans where the traditional pension plans of most active German employees have been transferred into a new cash balance plan whose benefits are lower than in previous plans and (iv) a gain of €4 million related to the amendment of our U.S. long term disability plan, where long-term medical benefits for disabled U.S. former employees will be provided by the retiree medical plan.

Income (loss) from operating activities. Income (loss) from operating activities was an income of €137 million in 2014, compared to a loss of €739 million in 2013. The improvement in income (loss) from operating activities in 2014 is due to no impairment charge, higher gross profits, lower administrative and selling expenses and research and development costs and a gain on disposal of consolidated entities, partially offset by higher restructuring costs and lower contributions from post-retirement benefit plan amendments.

Finance costs. Finance costs were €291 million in 2014, a decrease from €392 million in 2013. The decrease in finance costs was mainly due to a decrease in interest paid, from €462 million in 2013 to €359 million in 2014, slightly offset by a decrease in interest earned from €70 million in 2013 to €68 million in 2014. The 2014 decrease in interest paid is mainly due to the refinancing and balance sheet restructuring activities leading to a decrease in our gross financial debt, notably attributable to the early repayment in January 2014 of the outstanding U.S.$931 million on the 7.75% convertible trust preferred securities issued by Lucent Technologies Capital Trust I.

Other financial income (loss). Other financial losses were €211 million in 2014, compared to €318 million in 2013. In 2014, other financial loss consisted primarily of (i) a €101 million loss related to the impact of the re-evaluation of the Alcatel-Lucent USA, Inc. Senior Secured Credit Facility that we repaid on August 19, 2014, (ii) a loss of €44 million related to the financial component of pension and post-retirement benefit costs and (iii) a loss of

€30 million related to partial repurchase of our Senior Notes due 2016. These losses were partially offset by a reversal of impairment loss of €15 million. In 2013, other financial losses consisted primarily of (i) €134 million related to a net loss on convertible bonds and notes repurchased in 2013, (ii) a loss of €84 million related to the financial component of pension and post-retirement benefit costs , (iii) a loss of €39 million related to the change of estimated future cash flows in respect of the irrevocable commitment we made to repay in January 2014 the 7.75% convertible trust preferred securities issued by Lucent Technologies Capital Trust I, (iv) a loss of €24 million related to the amortization of outstanding costs arising from the repayment of the Alcatel-Lucent USA, Inc. U.S.$500 million asset sale facility established in 2013, (v) a net loss of €24 million on foreign exchange and (vi) a loss of €21 million related to the accelerated amortization of outstanding costs related to the repayment of the Alcatel-Lucent USA, Inc euro tranche Senior Secured Credit Facility established in 2013.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €15 million in 2014, compared with €7 million in 2013.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €350 million in 2014 compared to a loss of €1,442 million in 2013.

Income tax (expense) benefit. We had an income tax benefit of €316 million in 2014, compared to an income tax benefit of €173 million in 2013. The income tax benefit for 2014 resulted from a current income tax charge of €61 million in addition to a net deferred income tax benefit of €377 million. The €377 million net deferred income tax benefit mainly includes €363 million of deferred tax assets recognized due to the reassessment of the recoverability of deferred tax assets in the United States. The income tax benefit for 2013 resulted from a current income tax charge of €56 million in addition to a net deferred income tax benefit of €229 million. The €229 million net deferred income tax benefit included: (i) €85 million in deferred tax benefits related to Alcatel-Lucent USA, Inc.’s post-retirement benefit plans, (ii) €64 million related to the reversal of deferred tax liabilities mainly related to the repayment of the Alcatel-Lucent USA, Inc. 2.875% Series A and B convertible debentures, the irrevocable commitment to repay the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities and the repayment of the 2015 OCEANE (iii) €58 million of other deferred income tax benefits, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. and (iv) €45 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were slightly offset by a deferred tax charge of €23 million related to the post-retirement benefit plan amendments we implemented in 2013.

Income (loss) from continuing operations. We had a loss from continuing operations of €34 million in 2014 compared to a loss of €1,269 million in 2013.

Income (loss) from discontinued operations. We had a loss from discontinued operations of €49 million in 2014 mainly related to the disposal of our Enterprise business. We had a loss from discontinued operations of €25 million in 2013 mainly

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013 related to settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal.

Non-controlling Interests. Non-controlling interests accounted for an income of €35 million in 2014, compared to an income of €10 million in 2013. The improvement in 2014 compared to 2013 is due largely to income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity holders of the parent. A net loss of €118 million was attributable to equity holders of the parent in 2014, compared to a net loss of €1,304 million in 2013.

6.3	Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

The following discussion takes into account our results of operations for the year ended December 31, 2013 and December 31, 2012, on the following basis:

•	As part of The Shift Plan announced on June 19, 2013, effective from July 1, 2013, we implemented a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 period are re-presented according to this organization in order to facilitate comparison with 2013.

•	Due to the sale of 85% of the Enterprise business in 2014, results pertaining to this business for 2013 and 2012 were re-presented and treated as discontinued operations. Results for 2013 and 2012 have also been re-presented to reflect the subsequent immaterial perimeter adjustments resulting from the sale of Enterprise.

Revenues. Revenues totaled €13,813 million in 2013, an increase of 0.4% from €13,764 million in 2012. Approximately 61% of our revenues for 2013 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 compared with 2012 had a negative effect on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our consolidated revenues would have increased by approximately 3.5% instead of the 0.4% increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2013, the average exchange rate that applied for 2012, instead of the average exchange rate that applied for 2013, and (ii) to our exports (mainly from Europe) effected during 2013 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2012. Our management believes that providing our investors with our revenues for 2013 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2013	Year ended December 31, 2012	% Change

Revenues as reported	13,813	13,764	0.4%

Conversion impact euro/other currencies	442		3.2%

Hedging impact euro/other currencies	(9)		-0.1%

Revenues at constant rate	14,246	13,764	3.5%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues by Segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	2013	2012

Core Networking	6,151	6,233

IP Routing	2,253	2,141

IP Transport	2,120	2,369

IP Platforms	1,778	1,723

Access	7,447	7,293

Wireless	4,510	4,151

Fixed	2,069	2,030

Managed Services	791	1,000

Licensing	77	112

Other	210	195

Other and Unallocated	5	43

TOTAL	13,813	13,764

Core Networking segment

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €6,151 million in 2013, a decrease of 1.3% from €6,233 million in 2012, using 2013 exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 as compared to 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our Core Networking segment revenues would have increased by 2.0 % instead of the 1.3% decrease actually reported.

Revenues in our IP Routing division were €2,253 million in 2013, an increase of 5.2% from €2,141 million in 2012. The year-over-year growth was driven by the continuation of the success we experienced in 2012 of our IP/MPLS service router portfolio, where growth in the market was driven by service providers spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as spending for IP mobile backhaul deployments. Our IP Core router, the 7950 XRS, has continued to build momentum through 2013, with 14 contracts awarded during 2013, bringing our total to 20. In 2013, we extended our portfolio and announced the launch of Nuage Networks™, our wholly owned subsidiary focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit the adoption of cloud services.

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

As 2013 progressed, revenues stabilized within our IP Transport business as growth accelerated in our WDM products and our submarine optics business experienced a recovery in orders. Within our WDM portfolio, our 1830 Photonic Service Switch continues to grow as a percentage of total optical revenues, reaching 38% in 2013, compared to 31% in 2012. Our 100 Gigabit optical single carrier coherent technology continues to be one of the growth drivers in our WDM portfolio, as its relative share of port shipments continues to increase, from 12% in 2012 to 26% in 2013.

Revenues in our IP Platforms division, which includes software and related services, were €1,778 million in 2013, an increase of 3.2% from €1,723 million in 2012. The introduction of LTE services by operators and overall smartphone proliferation have been the basis for growth within this business, with specific strength in our Customer Experience Solutions and our Advanced Communications portfolio, which includes IMS and Subscriber Data Management. Our Network Function Virtualization platform continued to gain momentum in the industry in 2013, exiting the year with 8 proof-of-concept trials, including for some large service providers.

Access segment

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Managed Services and Licensing divisions, were €7,447 million in 2013, an increase of 2.1 % from €7,293 million in 2012, using 2013 exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2013 as compared to 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in 2013 as compared to 2012, our Access segment revenues would have increased by 5.1% instead of the 2.1 % increase actually reported.

Revenues in our Wireless Access division increased 8.6% in 2013, to €4,510 million from €4,151 million in 2012. Within the

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Wireless Access business, we witnessed strong year-over-year growth in our LTE revenues, driven by strong U.S. investments throughout 2013 and TD-LTE deployments in China later in the year. This growth was tempered by the continued overall declines in our 2G/3G technologies that we experienced in 2012, since service providers are focusing their investments in next-generation technologies. Throughout 2013, our LTE overlay strategy continued to gain momentum and we continued to focus on driving small cell adoption.

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

Revenues in our Managed Services division were €791 million in 2013 compared to €1,000 million in 2012, a decrease of 20.9%. The decline in revenues resulted from the impacts of renegotiating or exiting of margin-dilutive contracts that we began in 2012.

Revenues in our Licensing division were €77 million in 2013 compared to €112 million in 2012, a decrease of 31.3%, as we continue to reset this business after its reorganization in 2012. Following the 2013 termination of our agreement with RPX Corporation, a company that monetizes patent portfolios, we have decided to directly address monetization opportunities.

Other segment

Revenues in our Other segment, which comprised our Government business, were €210 million in 2013, an increase of 7.7% from €195 million in 2012.

Revenues by geographical market

Revenues in 2013 and in 2012 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated

2013	798	2,125	361	1,097	1,230	5,986	1,209	1,007	13,813

2012	669	2,255	429	1,053	1,363	5,339	1,633	1,023	13,764

% Change 2013 vs. 2012	19%	-6%	-16%	4%	-10%	12%	-26%	-2%	0.4%

In 2013, the United States accounted for 43.3% of revenues, up from 38.8% in 2012. Revenues grew 12% in the U.S. as mobile data traffic growth continued to drive investments in technologies such as LTE and IP. Europe accounted for 23.8% of revenues in 2013 (5.8% in France, 15.4% in Other Western Europe and 2.6% in Rest of Europe), down from 24.4% in 2012 (4.9% in France, 16.4% in Other Western Europe and 3.1% in Rest of Europe) as easing of cautiousness in the second half of 2013 was not enough to offset declines registered in the first half. Within Europe, trends were mixed as revenues increased 19% in France, fell 6% in Other Western Europe and fell 16% in Rest of Europe. Asia-Pacific accounted for 16.8% of revenues in 2013 (7.9% in China and 8.9% in Other Asia Pacific), down from 17.6% in 2012 (7.7% in China and 9.9% in Other Asia Pacific), as declines in Other Asia Pacific were partially offset by growth in China in the second half of 2013, driven by TD-LTE roll-outs. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in 2013 driving revenues to decline 26% from 2012, as its share of total revenue declined from 11.9% to 8.8%. The Rest of World share of total revenue declined to 7.3% in 2013 from 7.4% in 2012, as revenues declined 2% year-over-year.

Gross Profit. In 2013, gross profit as a percentage of revenues increased to 31.2% of revenues compared to 29.1% in 2012, and increased in absolute terms, to €4,322 million in 2013 from €4,011 million in 2012. The increase in gross profit was mainly attributable to a favorable product mix, operational improvements and reduced fixed costs.

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

Administrative and selling expenses. In 2013, administrative and selling expenses were €1,862 million or 13.5% of revenues compared to €2,161 million or 15.7% of revenues in 2012. The 13.8% decline in administrative and selling expenses year-over-year reflects the progress we have made in reducing fixed costs as part of our Performance Program launched in 2012 and The Shift Plan launched in 2013. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €32 million in 2013 and €118 million in 2012, with the decline due to the phasing out of amortization of some intangible assets and the impairment of other intangible assets related to CDMA, in the Access segment, that were included in the purchase price allocation entries relating to the Lucent business combination (“PPA”) as part of the annual impairment test of goodwill performed in 2012.

Research and development costs. Research and development costs were €2,268 million or 16.4% of revenues in 2013, after the net impact of capitalization of €(34) million of development

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

expense, a decrease of 2.7% from €2,330 million or 16.9% of revenues after the net impact of capitalization of €(12) million of development expense in 2012. The 2.7% decrease in research and development costs reflects a reduction in the overall level of R&D as well as a larger impact from the capitalization of R&D expense. Capitalization of R&D expense was negative in both 2013 and 2012, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €54 million in 2013 and €112 million in 2012 with the decline due mainly to the phasing out of amortization of in-process R&D as well as the impairment of some intangible assets related to CDMA, in the Access segment, that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €192 million in 2013 compared to a loss of €480 million in 2012. The improvement in 2013 reflects higher gross profits in addition to lower administrative and selling expenses and research and development costs. Non-cash purchase accounting entries resulting from the Lucent business combination had a negative impact of €86 million in 2013, which was lower than the impact of €230 million in 2012 mainly due to the phasing out of amortization of in-process R&D as well as the impairment of some intangible assets related to CDMA, in the Access segment, that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

The tables below set forth our revenues and segment operating income (loss) for the years ended December 31, 2013 and December 31, 2012:

(In millions of euros)
Twelve months ended December 31, 2013	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	6,151	7,447	210	13,808	5	13,813

Segment Operating Income (Loss)	479	(85)	5	399	(121)	278

PPA Adjustments (excluding restructuring costs and impairment of assets)						(86)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						192

(In millions of euros)
Twelve months ended December 31, 2012	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	6,233	7,293	195	13,721	43	13,764

Segment Operating Income (Loss)	153	(323)	20	(150)	(100)	(250)

PPA Adjustments (excluding restructuring costs and impairment of assets)						(230)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						(480)

In 2013, a segment operating income of € 278 million for the Group, adjusted for €86 million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €192 million. In 2012, a segment operating loss of €250 million for the Group, adjusted for €230 million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post- retirement benefit plan amendments of €480 million.

Operating income in our Core Networking segment was €479 million or 7.8% of revenues in 2013, compared with an operating income of €153 million or 2.5% of revenues in 2012. The improvement reflects higher operating income contributions from each of the divisions, particularly from IP Transport, where the continuing shift to WDM has driven improvements in margins, as well as our continuing actions to reduce fixed costs across the segment.

Operating loss in our Access segment was €85 million in 2013, compared with an operating loss of €323 million in 2012. Our

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Fixed Access division and Managed Services activities have improved their contributions to operating income compared to the year-ago period, and we are working to improve our cost structure to achieve profitability in our Wireless Access division as part of The Shift Plan.

Operating income in the Other segment was €5 million or 2.4% of revenues in 2013, compared with an income of €20 million or 10.3% of revenues in 2012.

Restructuring Costs. Restructuring costs were €518 million in 2013 compared to €479 million in 2012. The cost of new restructuring plans increased in 2013 compared to 2012 due to the implementation of our Performance Program, which was launched on July 26, 2012, and The Shift Plan which was launched on June 19, 2013, and which caused severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group.

Litigations. In 2013, we booked a litigation charge of €2 million related to the Fox River litigation and the hedging of costs associated with the FCPA litigation payment compared to 2012, when we booked a litigation credit of €2 million related to the Fox River and FCPA litigations.

Gain/(loss) on disposal of consolidated entities. In 2013, we booked a gain on the disposal of consolidated entities of €2 million, compared to 2012, when we booked a gain on the disposal of consolidated entities of €11 million, mainly related to the liquidation of an Alcatel-Lucent holding company.

Impairment of assets. In 2013, we booked an impairment of assets charge of €548 million, mainly related to our Wireless product division goodwill. As a result of the implementation of The Shift Plan, additional costs negatively impacted the recoverable value of our goodwill in this business. In 2012, we booked an impairment of assets charge of €894 million mainly related to (i) adjusting our assumptions about the pace of the Wavelength-Division Multiplexing (WDM) ramp-up, which was slower than anticipated, and the migration of new technologies in the then-existing Optics division and (ii) the faster-than-anticipated replacement of GSM and CDMA technologies by LTE technologies. Of the €894 million of charges in 2012: (i) €522 million were related to goodwill, of which €431 million pertained to our then-existing Optics business, (ii) €122 million related to capitalized development costs for our Wireless business, (iii) €191 million related to other intangible assets of our Wireless business and (iv) €59 million related to property, plant and equipment of the Wireless business.

Post-retirement benefit plan amendments. In 2013, we booked a €135 million credit that included (i) a €55 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and a reduction in our obligation to pay for retirees who are subject to annual dollar caps, (ii) a €41 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGIRC (General Association of Pension Institutions for

Managerial Staff) scheme, (iii) a €35 million gain related to an amendment of German pension plans where the traditional pension plans of most active German employees have been transferred into a new cash balance plan whose benefits are lower than in previous plans and (iv) a gain of €4 million related to the amendment of our U.S. long term disability plan, where long-term medical benefits for disabled U.S. former employees will be provided by the retiree medical plan. In 2012, we booked a total of €204 million of credits related to post-retirement benefit plan amendments, including (i) a €60 million credit related to the change in retire healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2014 and the reduction of our obligation for formerly represented retirees who are subject to annual dollar caps; (ii) a €135 million credit related to the offer to deferred vested participants in the U.S. management pension and U.S. occupational inactive pension plans to receive a lump sum payment upon retirement; and (iii) a €9 million gain related to several amendments that we made to the Swiss pension plan.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €739 million in 2013, compared to a loss of €1,636 million in 2012. The smaller loss from operating activities in 2013 is due to higher gross profits, lower administrative and selling expenses and research and development costs and a smaller impairment charge, partially offset by higher restructuring costs and lower contributions from post-retirement benefit plan amendments.

Finance costs. Finance costs were €392 million in 2013, an increase from €279 million in 2012. The increase in finance costs was due to an increase in interest paid, from €357 million in 2012 to €462 million in 2013, and a decrease in interest earned from €78 million in 2012 to €70 million in 2013. The 2013 increase in interest paid is due to higher levels of overall debt, while the decrease in interest earned is due to lower interest rates (see Chapter 6.4 Liquidity and Capital Resources).

Other financial income (loss). Other financial losses were €318 million in 2013, compared to €394 million in 2012. In 2013, other financial loss consisted primarily of (i) €134 million related to a net loss on convertible bonds and notes repurchased in 2013, (ii) a loss of €84 million related to the financial component of pension and post-retirement benefit costs, (iii) a loss of €39 million related to the change of estimated future cash flows in respect of the irrevocable commitment we made to repay in January 2014 the 7.75% convertible trust preferred securities issued by Lucent Technologies Capital Trust I, (iv) a loss of €24 million related to the amortization of outstanding costs arising from the repayment of the Alcatel-Lucent USA, Inc. U.S.$500 million asset sale facility established in 2013, (v) a net loss of €24 million on foreign exchange and (vi) a loss of €21 million related to the amortization of outstanding costs related to the repayment of the Alcatel-Lucent USA, Inc euro tranche Senior Secured Credit Facility established in 2013. In 2012, other financial losses consisted primarily of (i) a loss of €178 million related to the change of estimated future cash flows in respect of Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures, since management anticipated that all debenture holders would exercise their right to receive payment on the June 15, 2013 optional redemption date, (ii) a loss of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

€127 million related to the financial component of pension and post-retirement benefit costs, (iii) a €27 million loss related to the repurchase of U.S. $115.5 million in nominal value of Alcatel-Lucent USA, Inc.’s 2.875% Series B convertible debentures, (iv) a loss of €28 million related to impairment losses on financial assets and (v) a net loss (taking into account hedging) of €2 million on foreign exchange transactions.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €7 million in 2013, compared with €5 million in 2012.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €1,442 million in 2013 compared to a loss of €2,304 million in 2012.

Income tax (expense) benefit. We had an income tax benefit of €173 million in 2013, compared to an income tax expense of €423 million in 2012. The income tax benefit for 2013 resulted from a current income tax charge of €56 million in addition to a net deferred income tax benefit of €229 million. The €229 million net deferred income tax benefit includes: (i) €85 million in deferred tax benefits related to Alcatel-Lucent USA, Inc.’s post-retirement benefit plans, (ii) €64 million related to the reversal of deferred tax liabilities mainly related to the repayment of the Alcatel-Lucent USA, Inc. 2.875% Series A and B convertible debentures, the irrevocable commitment to repay the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities and the repayment of the 2015 OCEANE (iii) €58 million of other deferred income tax benefits, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. and (iv) €45 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were slightly offset by a deferred tax charge of €(23) million related to the post-retirement benefit plan amendments we implemented in 2013. The income tax expense for 2012 resulted from a current income tax charge of €70 million in addition to a net deferred income tax expense of €353 million.

The €353 million net deferred tax benefit includes: (i) €560 million of other deferred income tax expenses, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. mainly in connection with the 2012 annual impairment test of goodwill and (ii) €51 million of deferred tax expenses related to the post-retirement benefit plan amendments we implemented in 2012. These expenses were slightly offset by (i) €177 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €80 million related to the reversal of deferred tax liabilities mainly related to the repayment of Alcatel-Lucent USA, Inc.’s 2.875% Series A convertible debentures.

Income (loss) from continuing operations. We had a loss from continuing operations of €1,269 million in 2013 compared to a loss of €2,727 million in 2012.

Income (loss) from discontinued operations. We had a loss from discontinued operations of €25 million in 2013 mainly related mainly related to settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal. Income from discontinued operations was €639 million in 2012 mainly related to settlements of litigations related to businesses disposed of in prior periods and the capital gain on the disposal of our Genesys business in 2012, net of costs and tax.

Non-controlling Interests. Non-controlling interests accounted for an income of €10 million in 2013, compared to a loss of €77 million in 2012. The increase from 2012 is due largely to improvements from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity holders of the parent. A net loss of €1,304 million was attributable to equity holders of the parent in 2013, compared to a net loss of €2,011 million in 2012.

6.4	Liquidity and capital resources

Liquidity

Cash flow for the years ended December 31, 2014 and 2013

Introductory note. The figures for 2013 are re-presented to reflect the impact of the disposal of our Enterprise business as disclosed in Section 6.2 “Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013”.

Overview. Cash and cash equivalents decreased €218 million in 2014 from €4,096 million as of December 31, 2013 to €3,878 million as of December 31, 2014, mainly as a result of a positive €127 million net cash generation from our operating activities, a €235 million cash generation from our investing activities and a negative overall net €1,383 million from our financing activities in connection primarily with the early repayment of our Senior Secured Credit Facilities for a total nominal value of US$1,724 million and of the Lucent Technologies Capital Trust I 7.75% convertible trust preferred securities for an amount of US$931 million, partially offset by the issuance of €1,148 million of convertible notes (OCEANE).

Net cash provided (used) by operating activities. Net cash provided by operating activities was €127 million in 2014 compared to net cash used of €221 million in 2013. Net cash provided by operating activities before changes in working capital, interest and taxes increased from €185 million in 2013 to €609 million for 2014. This increase was primarily due to the progress in profitability driven by an increased gross margin at 33.4% in 2014 compared to 31.3% in 2013, and cost savings, mainly in general and administrative expenses (G&A).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

Changes in working capital had a negative impact of €164 million in 2014 on our net cash from our operating activities before interest and taxes compared to a negative impact of €33 million in 2013 due to several factors. Changes in inventories and work in progress had a less unfavorable effect on the operating cash flow of €72 million in 2014 compared to €216 million in 2013, in which year the increase of work in progress was due to our Wireless activities in connection with some major contracts, particularly in the U.S. Also, the change in trade receivables amounted to €18 million in 2014 compared to €138 million in 2013, notably driven by the increased sale of receivables without recourse, due to a major contract in the U.S. In addition, in 2014, the customer’s deposits and advances were €88 million in 2014, notably due to advances received in connection with Submarine contracts while in 2013, customers’ deposits and advances contributed negatively for €19 million. Changes in accounts payable were negative at €167 million, due to a lower level of costs incurred in 2014, compared to a positive effect of €25 million in 2013.

Net interest and taxes paid amounted to €318 million in 2014 compared to €373 million in 2013. Interest paid decreased to €290 million in 2014 from €362 million in 2013 primarily due to the decrease of our gross financial debt and the refinancing of our Senior Secured Credit Facilities by convertible notes (OCEANE) bearing 0.00% and 0.125% interest rates.

Net cash provided (used) by investing activities. Net cash provided by investing activities was €235 million in 2014 compared to net cash used of €1,128 million in 2013. This change was mainly due to the sale of marketable securities, which provided net cash of €617 million, compared to net cash used of € 723 million in 2013, and to cash proceeds from losing control of consolidated companies, which amounted to €84 million in 2014, compared to no cash provided in 2013, somewhat offset by the increase in capital expenditures from €463 million in 2013 to €556 million in 2014.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to €1,383 million in 2014 compared to positive net cash of €2,350 million in 2013.

As detailed in “Capital Resources”, below, in 2014 we issued convertible notes (OCEANE) in two tranches for an aggregate amount of €1,148 million. With the proceeds of these issuances, we repaid our remaining outstanding Senior Secured Credit Facility for a total nominal value of U.S.$1,724 million. We also repaid in 2014 (i) at the maturity date the remaining €274 million outstanding 6.375% Senior Notes, (ii) in full the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 and (iii) an aggregate €232 million nominal amount of Senior Notes 2016.

In 2013, we issued senior and convertible notes for an aggregate amount of €2,248 million, and entered into the three Senior Secured Credit Facilities. With the proceeds of these issuances and facilities, among other things, we repaid outstanding notes and other debt securities for an aggregate amount of €1,909 million. In the course of the year, we also repaid two of the Senior Secured Credit Facilities (of U.S. $500 million and €300 million nominal value). In 2013, we also issued 455 million shares, resulting in a capital increase of €957 million.

The net positive effect of exchange rate changes was €633 million in 2014 compared to a negative effect of €292 million in 2013.

Disposed of or discontinued operations. Cash provided by discontinued operations was €170 million in 2014 related to the disposal of our Enterprise business, compared to €14 million of cash used in 2013.

Capital resources

Resources. Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms and credit facilities, including our €504 million revolving credit facility which was undrawn as of December 31, 2014. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of our credit quality by lenders and investors; the debt and equity market conditions generally, and our compliance with the terms of our debt indentures.

Given current conditions, access to the debt and equity markets may not be relied upon at any given time. Also, our on-going operations did not generate positive cash flow in either 2014 or 2013. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to €5,550 million as of December 31, 2014. Although approximately €1,207 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China) that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

6.375% Senior Notes due April 2014.

On April 7, 2014, we repaid on the maturity date the remaining €274 million outstanding under our 6.375% Senior Notes.

8.50% Senior Notes due January 15, 2016.

On June 24, 2014, we launched a tender offer to repurchase our 8.50% Senior Notes due 2016. On July 4, 2014, we accepted for purchase an aggregate nominal amount of Senior Notes 2016 of €210 million for a total cash amount of €235 million. The notes tendered in the offer were cancelled. In addition, during the second quarter of 2014, a nominal amount of €19 million of the Senior Notes 2016 was bought back and cancelled for a cash amount of €22 million. Similarly, during the fourth quarter of 2014, a €3 million nominal amount of the Senior Notes 2016 was bought back and cancelled for a cash amount of €3 million.

As a result, the outstanding aggregate nominal amount of Senior Notes 2016 is €192 million as of December 31, 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

OCEANE 2019 and 2020.

On June 10, 2014, we issued convertible/exchangeable bonds (OCEANE) in two tranches:

•	Tranche 1 due January 30, 2019 for a nominal value of €688 million. The conversion price per bond was set at €4.11, giving a conversion premium of approximately 40% over Alcatel Lucent’s reference share price on the regulated market Euronext in Paris.

•	Tranche 2 due January 30, 2020 for a nominal value of €460 million. The conversion price per bond was set at €4.02, giving a conversion premium of approximately 37% over Alcatel Lucent’s reference share price on the regulated market Euronext in Paris

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30th, and July 30th, commencing January 30, 2015. At our option, the bonds may be subject to early redemption under certain conditions.

The proceeds of the issuance were used, together with available cash, to reimburse the 2013 Senior Secured Credit Facility (see below). The purpose of the issuance was also to contribute to the extension of debt maturity and to reduce the cost of our indebtedness.

2013 Syndicated Bank Credit Facility.

On December 17, 2013, we obtained a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of funds under the credit facility is not dependent upon Alcatel Lucent’s credit ratings. Alcatel Lucent’s ability to draw on the credit facility is conditioned upon compliance with a financial covenant linked to the Group’s capacity to cover its interest charges. Alcatel-Lucent USA Inc. and some subsidiaries of the Group have provided senior unsecured guarantees in respect of this revolving credit facility. As of the date hereof, this facility remains undrawn.

2013 Senior Secured Credit Facilities.

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and Alcatel Lucent and some subsidiaries of the Group, as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 and which comprised:

•	An asset sale facility with a total nominal value of U.S.$500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternative Base Rate (ABR) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;
•	A credit facility with a total nominal value of U.S.$1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019 and with a quarterly amortization of 0.25% of nominal value; and

•	A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and with a quarterly amortization of 0.25% of nominal value.

We repaid the asset sale facility in full and terminated it on August 7, 2013.

On August 16, 2013, Alcatel-Lucent USA Inc. entered into an amendment to the Credit Agreement, which had the effect of changing certain covenants governing the facilities outstanding at the time, in particular those restricting asset sales or dealing with mandatory repayment in case of asset sales, and lowered the credit spread on the U.S.$1,750 million Senior Secured Credit Facility from 6.25% to 4.75% and the credit spread on the €300 million Senior Secured Credit Facility from 6.50% to 5.25%.

We repaid the credit facility with a total nominal value of €300 million due January 2019 in full on December 6, 2013.

On December 20, 2013, Alcatel-Lucent USA Inc. entered into an amendment to the Credit Agreement, which had the effect as of February 18, 2014, of lowering the credit spread from 4.75% to 3.50%. In addition, under the terms of this amendment, if, prior to August 18, 2014, all or part of the Senior Secured Credit Facility was voluntarily repaid with (a) cash from a loan financing, the primary purpose of which was to decrease the yield of such Facility, or (b) cash from the issuance of notes or convertible debt, then such repayment had to be made at 101.0% of the principal amount repaid. The Senior Secured Credit Facility was otherwise repayable at par at any time.

On August 19, 2014, we repaid the remaining U.S. $1,724 million outstanding under the U.S. $1,750 million Senior Secured Credit Facility due January 2019, using the proceeds of the issuance of the OCEANE 2019 and 2020, together with available cash (see “OCEANE 2019 – 2020” above).

The Senior Secured Credit Facilities were secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors. As of August 19, 2014, the 2013 Senior Secured Credit Facilities were all fully repaid, allowing the release of all the pledges securing these facilities.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

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

6.75% Senior Notes due November 15, 2020.

In November 2013, Alcatel-Lucent USA Inc. issued Senior Notes due November 15, 2020 with a 6.75% coupon for a total nominal value of U.S.$1,000 million. The net proceeds of this issuance were used (i) to redeem the U.S.$96 million aggregate principal amount of Alcatel-Lucent USA Inc.’s 2.875% Series A Convertible Bonds due 2023 and the 2.875% Series B Convertible Bonds due 2025, and the €11 million principal amount of Alcatel Lucent’s 5.00% OCEANE (convertible/exchangeable bonds) due 2015; (ii) to prefund the repayment at its maturity date of €274 million principal amount of Alcatel Lucent’s 6.375% Senior Notes due in April 2014, (iii) to repay the €300 million Senior Secured Credit Facility due 2019 (see “2013 Senior Secured Credit Facilities”), and (iv) for general corporate purposes. Alcatel Lucent and some subsidiaries of the Group have provided senior unsecured guarantees of these Senior Notes. At the option of Alcatel-Lucent USA Inc., the notes may be subject to early redemption under certain conditions. Covenants similar to those included in the indenture for the 8.50% Senior Notes due January 15, 2016 issued by Alcatel Lucent apply to these notes (see “4.625% Senior Notes due July 1, 2017”).

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

Credit ratings

As at March 19, 2015, Alcatel Lucent credit ratings were as follows:

Rating Agency	Corporate family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook

Moody’s	B3	B3/Caa1 (1)	Not Prime	Positive	Dec 4, 2012/ Dec 19, 2013	Nov 17, 2014

Standard & Poor’s	B	B	B	Stable	Aug 18, 2014	Aug 18, 2014

(1)	The OCEANE 2018, as well as the OCEANE 2019 and 2020 are rated Caa1; all other long-term debt issued by Alcatel Lucent is rated B3.

At March 19, 2015, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook

Moody’s	n.a.	B3 (1)	n.a.	Positive	Dec 12, 2013	Nov 17, 2014

Standard & Poor’s	B	B	n.a.	Stable	Aug 18, 2014	Aug 18, 2014

(1)	The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

Moody’s:

On November 17, 2014, Moody’s changed the outlook on Alcatel Lucent and Alcatel-Lucent USA Inc. to positive from stable, and affirmed the B3 ratings.

On December 19, 2013, Moody’s upgraded the rating of the 8.50% Senior Notes due 2016 issued by Alcatel Lucent from Caa1 to B3.

On November 7, 2013, Moody’s changed the outlook on Alcatel Lucent’s Corporate Family B3 rating from Negative to Stable, and affirmed the existing ratings of the Group’s debt.

On August 23, 2013, Moody’s assigned a definitive B3 rating to the 8.875% Senior Notes due 2020 issued by Alcatel-Lucent USA Inc. and affirmed Alcatel Lucent’s B3 Corporate Family Rating.

On June 26, 2013. Moody’s assigned a provisional Caa1 rating to the OCEANE due 2018 issued by Alcatel Lucent and converted the provisional B1 rating of the three Senior Secured Credit Facilities into a definitive B1 rating.

The rating grid of Moody’s ranges from Aaa, which is the highest rated class, to C, which is the lowest rated class. Alcatel Lucent’s Corporate Family rating, the Alcatel Lucent long term debt (except the OCEANE 2018, 2019 and 2020), and the Alcatel-Lucent USA Inc. rated long term debt, are rated B3, in the B category, which also includes B1 and B2 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Alcatel Lucent’s OCEANE 2018, 2019 and 2020 are rated Caa1, in the Caa category, which Moody’s characterizes as follows: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s:

On August 18, 2014, Standard & Poor’s raised its corporate credit ratings on Alcatel Lucent and Alcatel-Lucent USA Inc. from B- to B. The unsecured bonds issued by the Group were also upgraded, from CCC+/B- to B. At the same date, and as a consequence of the rating upgrade, the Outlook was changed from Positive to Stable.

On June 2, 2014, Standard & Poor’s assigned the rating B- to the OCEANE 2019 and 2020 that were to be issued.

On November 7, 2013, Standard & Poor’s revised its outlook on Alcatel Lucent and on Alcatel-Lucent USA Inc. from Stable to Positive, and affirmed its B- Corporate Credit rating on both companies.

On November 7, 2013, Standard & Poor’s also affirmed the B short term rating on Alcatel Lucent.

On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the OCEANE 2018 issued by Alcatel Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel Lucent, and lowered the rating on the Senior Secured Credit Facilities from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I was lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook was negative. At the same time, the BB- issue rating on the Senior Secured Credit Facilities was affirmed. The other ratings were also affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating).

Alcatel Lucent’s and Alcatel-Lucent USA Inc.’s Corporate Family Rating, as well as their long term debt are rated B, which is in the B category.

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

Restructuring plans.

Through the launch of The Shift Plan, we aim at reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity. For the year ended December 31, 2014, we had expensed €238 million of restructuring costs for these actions.

We expect that the cumulative amount of cash outlays pursuant to The Shift Plan should be approximately €1.7 billion, of which approximately €1.5 billion between 2013 and 2015, with the remainder in 2016.

Short-term debt.

As of December 31, 2014, we had €402 million of short-term financial debt outstanding.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

Cash flow outlook.

We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €5,550 million as of December 31, 2014, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

To the extent that the business environment materially deteriorates or our customers reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult under such circumstance.

Long-term debt and total financial debt.

As of December 31, 2014, we had €4,875 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €5,277 million, compared to €6,162 million as of December 31, 2013.

Rating clauses affecting our debt

Alcatel Lucent and Alcatel-Lucent USA Inc.’s outstanding notes and convertible debentures do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

6.5	Contractual obligations and off-balance sheet contingent commitments

Contractual obligations

We have certain contractual obligations that extend beyond 2014. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations as of December 31, 2014 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2015	2016-2017	2018-2019	2020 and after	Total

Financial debt (excluding finance leases)	397	875	1,143	2,847	5,262

Finance lease obligations	9	9	-	-	18

Equity component of convertible bonds	-	-	192	88	280

Sub-total - included in statement of financial position	406	884	1,335	2,935	5,560

Finance costs on financial debt	231	409	339	125	1,104

Operating leases	165	237	158	180	740

Commitments to purchase fixed assets	35	-	-	-	35

Unconditional purchase obligations (1)	925	731	534	127	2,317

Sub-total - commitments not included in statement of financial position	1,356	1,377	1,031	432	4,196

TOTAL CONTRACTUAL OBLIGATIONS (2)	1,762	2,261	2,366	3,367	9,756

(1)	Of which €594 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €635 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(2)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 23 to our consolidated financial statements).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments

Off-balance sheet commitments

On December 31, 2014, our off-balance sheet commitments and contingencies amounted to €2,376 million, consisting primarily of €1,637 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,376 million is approximately €185 million in customer financing commitment provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2014	2013	2012

Guarantees given on contracts made by the Group	1,637	1,180	1,217

Discounted notes receivable with recourse (1)	-	-	1

Other contingent commitments (2)	737	671	716

Sub-total - contingent commitments	2,374	1,851	1,934

Secured borrowings (3)	2	8	4

TOTAL (4)	2,376	1,859	1,938

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20 to our consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 23 to our consolidated financial statements for a summary of our expected contributions to these plans.

The amounts of guarantees given on contracts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. The maximum potential amount reflects the undiscounted reliable best estimate of the highest payment that could effectively be made, even if the likelihood of occurrence of such payment is remote, and without taking into account any reduction related to potential recovery through recourse or collateralization provisions. If such a reliable best estimate is not available, the amount disclosed is the maximum amount the Group could be required to pay, with all the other characteristics remaining the same. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2014 consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained. For more information concerning contingencies, see Note 31 to our consolidated financial statements.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2014 (nil as of December 31, 2013 and as of December 31, 2012).

Outsourcing transactions

Outsourcing transaction with Accenture

On February 28, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting function. This agreement supplements two similar service agreements regarding human resources and information technology. Each of the three corporate functions covered by our agreements with Accenture is called a “tower”. The Accenture agreements are expected to generate cost savings over the contract period, and cover: data processing services (back office) in finance, accounting and

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments human resources, as well as IT services, support and maintenance of IT applications in the countries in which we operate.

As part of an initial two-year transition and transformation phase, we are committed to restructuring each of the three towers, which is estimated to cost €49 million. €38 million of these restructuring costs were incurred during 2014.

Overall, we are committed to purchase approximately €757 million of Accenture goods and services until 2020. As of December 31, 2014, the remaining total purchase commitment was €635 million.

This commitment is included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Outsourcing transaction with HCL Technologies

On July 1, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain legacy technologies. This contract is expected to generate cost savings over the contract period, and covers: R&D development and maintenance, and human resources. As part of an initial three year transition and transformation phase, we are committed to restructuring those activities, which is estimated to cost €40 million. Overall, we are committed to purchase approximately €297 million of HCL services until 2021. As of December 31, 2014, the remaining total purchase commitment was €273 million.

This commitment is included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Outsourcing transaction with Hewlett Packard

On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (HP), with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €8 million of these restructuring costs were incurred during 2014 (€94 million in 2013 and €31 million in 2011). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us. €10 million of these supplemental costs were incurred during 2014 (€10 million in 2013 and €6 million in 2012).

As part of the transfer of resources, in 2010 we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €3 million finance lease obligation as of December 31, 2014 (€10 million as of December 31, 2013 and €10 million as of December 31, 2012).

Also as part of the overall arrangement with HP, we committed to purchase approximately €514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commitment, €311 million represent our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2014, our remaining total purchase commitment was €0 million (€104 million as of December 31, 2013 and €226 million as of December 31, 2012). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

•	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by us from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of €519 million as of December 31, 2014 (€644 million as of December 31, 2013 and € 778 million as of December 31, 2012); and

•	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €75 million as of December 31, 2014 (€90 million as of December 31, 2013 and €105 million as of December 31, 2012)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Other Commitments - Contract Manufacturers / Electronic Manufacturing Services (EMS) providers

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us. We establish provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (NCNR) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into our products. In 2014, we recorded a charge of €32 million for excess inventory commitments with our EMS providers compared to a charge of €26 million in 2013 (and a charge of €25 million in 2012).

We generally do not have minimum purchase obligations in our contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations table presented above under the heading “Contractual Obligations” does not include any commitments related to EMS providers.

Letter of Indemnity in favor of Louis Dreyfus Armateurs

During the first half of 2011, we provided a letter of Indemnity (LOI) in favor of Louis Dreyfus Armateurs (LDA), our former co-venturer in Alda Marine, an entity we controlled jointly with LDA until March 18, 2015, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2014.

Specific commitments - Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s separation agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €6 million as of December 31, 2014 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in

Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2014 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$7 million of lease obligations as of December 31, 2014 (U.S.$23 million of lease obligations as of December 31, 2013 and U.S.$ 47 million of lease obligations as of December 31, 2012), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guarantees of Alcatel-Lucent notes and revolving credit facilities

The guaranty linked to the 6.375% notes has been released as part of the full repayment of these notes in April 2014.

On November 15, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s 8.50% Senior Notes due 2016 (the

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments principal amount of which was €192 million on December 31, 2014). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

On December 17, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s €504 million Revolving Credit Facility (which was undrawn on December 31, 2014). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty should the Revolving Credit Facility be drawn. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent’s guarantees of Alcatel-Lucent USA Inc.’s Senior Notes

Alcatel-Lucent USA Inc. issued (i) in August 2013 8.875% Senior Notes due January 1, 2020 (the principal amount of which was €412 million on December 31, 2014), (ii) in November 2013 6.750% Senior Notes due November 15, 2020 (the principal amount of which was €824 million on December 31, 2014) and (iii) in December 2013, 4.625% Senior Notes due July 1, 2017 (the principal amount of which was €535 million on December 31, 2014). These Notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Alcatel-Lucent and other subsidiaries of Alcatel-Lucent. Alcatel-Lucent’s guaranty will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent.

Customer financing

Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2014, net of reserves, we had an exposure of approximately €79 million under drawn customer-financing arrangements, representing approximately €72 million of deferred payments and loans, and €7 million of guarantees. In addition, as of December 31, 2014, we had further commitments to provide customer financing for approximately €94 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

Capital expenditures

Each year we incur a certain level of capital expenditures in maintenance and innovation. In 2014, our capital expenditures amounted to €556 million, including €162 million of capitalization of development costs. We believe that our current cash, cash equivalents and marketable securities and funding arrangements provide us with adequate flexibility to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will need to reevaluate our capital expenditure priorities appropriately.

As of December 31, 2014, our contractual obligations for capital expenditures amounted to €35 million.

6.6	Strategy and Outlook

On June 19, 2013 we announced The Shift Plan, which is a detailed three-year industrial program to reposition our company as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, which are the high-value equipment and services that are essential to high-performance networks.

Successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability,

enhance our employees’ commitment to the Group and provide us with the ability to negotiate improved terms when we access the capital markets. The first phase of The Shift Plan was structured around three priorities: refocusing, restructuring and refinancing; which allowed us to reposition our company from a telecommunications generalist to a specialist, with better-aligned management, a sound financial foundation, a stronger focus on innovation and significant growth prospects. The second chapter

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Strategy and Outlook

of The Shift Plan is articulated around three complementary pillars: innovate, transform and grow; which we believe will allow us to capitalize on new market opportunities ahead. Our transformation has commercial traction across our portfolio in key technologies such as core routing, 100G optics, SDN, NFV, 4G LTE, small cells and next-gen fixed access. This traction has been enriched by:

•	Innovations across a number of important areas of our business, including Core Routing and SDN within IP Routing, 400G in IP Transport, virtualization in IP Platforms, carrier aggregation and Multimedia Broadcast Multicast Service (eMBMS) in Wireless and G.fast and NG-PON2 in Fixed Access; and

•	Technological partnerships, including with Qualcomm on small cells, with Intel on virtualization of network functions and with Accenture around ultra broadband opportunities.

The main elements of The Shift Plan and an update as of December 31, 2014 include:

•	Investing in our Core Networking businesses (which include IP Routing, IP Transport, IP Platforms and associated services). We are expecting that these businesses will be our growth engines in the future. We aim to generate revenues at or above €7 billion from our Core Networking segment in 2015, and to improve Core Networking segment’s contribution to our segment operating margin to at or above 12.5% in 2015. We define segment operating margin as income (loss) from operating activities before restructuring costs, litigations, gain/loss on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) divided by revenues. In 2014, Core Networking segment operating margin was 10.6%, an increase of 280 basis points compared to 2013. We are also seeking to increase our research and development investment in our Core Networking business by 8% by the end of 2015, as compared to 2012 and targeting a reduction in our selling, general and administrative expenses (SG&A) in order to achieve a level of SG&A to revenue of approximately 13%. In 2014, the level of SG&A to revenues was 13% compared to 15% in 2013;

•	Increasing segment operating cash flow from our Access segment. We defined segment operating cash flow as income (loss) from operating activities before restructuring costs, litigations, gain/loss on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) plus the change in operating working capital (as defined in Note 17 to our consolidated financial statements). Our objective is to generate operating cash flow from the Access segment at or above €200 million in 2015 (We had previously set a target of €250 million which we have adjusted to take into account the sale of the Enterprise business and LGS Innovations in 2014). In 2014, operating cash flow for the Access segment was €48 million, which represented an increase of €185 million compared to 2013, stemming primarily from improved profitability as well as improved operating working capital. We are managing these businesses by stabilizing our wireless business, building on our leadership position in fixed access, restructuring our managed services business and unlocking value from patent licensing. We are reducing our investment in legacy research and development and streamlining our SG&A expenses in order to lower operating expenses for the Access segment by 25% in 2015 as compared to 2012.

•	Market diversification: successful implementation of The Shift Plan will enable us to improve the way we access the market, resulting in a business that is better leveraged, by addressing new customers including cable operators, webscale and large technology enterprises. Furthermore, market diversification has led us to redesign our sales and marketing strategy to leverage our new focused product and services portfolio and help us to identify new market segments such as data centers. In 2014, approximately 8% of our revenues were with non-telecommunications customers;

•	Rightsizing of the cost structure: successful implementation of The Shift Plan should enable us to achieve €950 million of fixed cost savings in 2015 compared to our 2012 cost base at constant exchange rates (we had previously set a target of €1 billion which we have adjusted to take into account the sale of the Enterprise business and LGS Innovations in 2014), by significantly reducing SG&A expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality. As of December 31, 2014, €675 million of fixed cost savings had been generated compared to our 2012 base, of which €340 million has been generated in 2014, and €335 million in 2013;

•	Generating cash from dispositions: we are aiming to generate at least €1 billion of cash over the 2013-2015 period through asset dispositions. As of the date of this filing, we have announced the following closed disposals:

–	the sale of LGS Innovations Inc., our Government business, to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant which was completed on March 31, 2014,

–	the sale of 85% of Alcatel-Lucent Enterprise to China Huaxin, a technology investment company,

–	the sale of our cyber-security services & solutions and the communications security business to Thales;

On July 31, 2014, we also announced our intent to explore the capital opening of our subsidiary Alcatel-Lucent Submarine Networks (ASN) through an IPO, in order to finance the reinforcement of its leadership in telecom submarine systems and its diversification into the Oil & Gas market, to increase its visibility and to optimize capital allocation. Alcatel-Lucent will retain the majority of the ownership. Subject to market conditions, this capital opening is targeted to take place in the second half of 2015. In the meantime, on March 18, 2015, in order to streamline its operations, ASN took full ownership of the marine assets that were previously shared in a JV with Louis Dreyfus Armateurs (see Section 4.2 « History and development », sub-section « Recent events »).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Strategy and Outlook

•	Self-funded plan and financial sustainability: We completed The Shift Plan’s goal to strengthen our balance sheet from 2013 through 2015 through €2 billion of debt management transactions. The Group took advantage of favorable capital markets conditions and extended the average maturity of our debt. Our goal of reducing our overall debt by €2 billion is more than halfway complete following the raising of €957 million in December 2013 through a capital increase and the conversion of the outstanding €48 million of OCEANE 2015 in December 2013.

6.7	Qualitative and quantitative disclosures about market risks

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

Derivative financial instruments held by us at December 31, 2014 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest portion of our issued debt is in euro and U.S. dollar. We use cross-currency interest rate derivatives to convert a part of our U.S. dollar fixed rate debt into euro fixed rate debt in order to cover the currency risk.

Counterparty risk

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2014. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Qualitative and quantitative disclosures about market risks

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% fall or rise for 2014 and 2013, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2014				December 31, 2013

(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (1)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (1)	Fair value variation if rates rise by 1%

Assets

Marketable securities	1,672	1,672	(2)	2	2,259	2,259	6	(6)

Cash and cash equivalents (2)	3,878	3,878	-	-	4,096	4,096	-	-

Liabilities

Convertible bonds	(1,498)	(2,346)	(55)	53	(1,191)	(1,989)	(21)	20

Non convertible bonds	(3,198)	(3,372)	(229)	205	(4,485)	(4,746)	(269)	244

Other financial debt	(581)	(581)	-	-	(486)	(486)	-	-

Derivative interest rate instruments - other current and non-current assets	1	1	37	13	11	11	-	(1)

Derivative interest rate instruments - other current and non-current liabilities	-	-	-	-	(21)	(21)	(3)	17

Loan to co-venturer - financial asset	-	-	-	-	7	7	-	-

Debt/cash position before FX derivatives	274	(748)	(249)	273	190	(867)	(287)	274

Derivative FX instruments on financial debt - other current and non-current assets	123	123	-	-	5	5	-	-

Derivative FX instruments on financial debt - other current and non-current liabilities	(71)	(71)	-	-	(46)	(46)	-	-

DEBT/CASH POSITION	326	(696)	(249)	273	149	(908)	(287)	274

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2014.

Fair value hedge and cash flow hedge

The ineffective portion of changes in fair value hedges and cash flow hedges was nil at December 31, 2014, as was the case at December 31, 2013.

Net investment hedge

At each of December 31, 2014 and 2013, there were no derivatives that qualified as investment hedges.

Equity risks

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on May 28, 2014.

We do not currently have any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 26 to our consolidated financial statements.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Legal Matters

6.8	Legal Matters

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements (see Note 25e to our consolidated financial statements) or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

a/ Governmental actions and investigations

Costa Rican actions

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (CIT), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

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

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately

U.S.$10 million. ICE argued that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. The trial of the criminal case, including the related civil claims, started on April 14, 2010. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent. The Tribunal issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of approximately €2 million was fully reversed during the second quarter 2011. In December 2012, the Court of Appeals (which found all of the individual defendants not guilty on procedural grounds) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. In the beginning of 2013, ICE filed an extraordinary appeal on cassation before the Costa Rican Supreme Court seeking to obtain confirmation of the lower criminal court’s decision which referred the parties to a civil court. In 2014, the Supreme Court reversed the Court of Appeals’ decision to render invalid certain key evidence against some of the individual defendants and ordered the Court of Appeals to issue a new decision. The lower criminal court will decide on Alcatel-Lucent’s claim against ICE for legal costs.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating: (i) that the U.S.$15.1 million performance bond amount was to be reimbursed to CIT and (ii) to suspend the U.S.$44.7 million claim until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Legal Matters

bond amount was to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that would guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT can collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. Preliminary court hearings on CIT’s substantive case were held between October 2009 and October 2010. The case is expected to be set for trial in 2015.

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

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. ICE subsequently reformulated its claim, requesting U.S.$18 million for pecuniary losses and an undetermined amount for moral damages.

The Tribunal, at a hearing on March 15, 2014, ruled in favor of Alcatel-Lucent, confirming that the claim had already been settled. Alcatel-Lucent had not booked a reserve for this claim. ICE appealed in cassation before the Supreme Court. The Court has not yet issued a pronouncement as to the admissibility of the appeal.

Alcatel-Lucent generated €2 million in revenue from Costa Rican contracts in 2014. Based on the amount of revenue expected from these contracts, Alcatel-Lucent believes that the loss of business in Costa Rica, if it were to occur, would not have a material adverse effect on the Alcatel-Lucent group as a whole.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

Investigations and action in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Nigeria and French Polynesia.

With respect to Nigeria, French authorities requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (ASN), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (OPT). On September 23, 2009, four of those former employees were placed under formal investigation on suspicion of being accomplices to alleged favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was placed under formal investigation on suspicion of benefitting from favoritism. In March 2011, several current or former public officials of French Polynesia were placed under formal investigation on suspicion of either favoritism or being accomplices to favoritism. In a decision dated February 6, 2014, the investigating magistrate determined that ASN has to stand trial for allegedly benefitting from favoritism.

If ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated less than half a million euros of revenues from French public procurement contracts in 2014. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Investigation in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (ALU Nigeria) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (ASB), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (CMEC). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and conducting an internal review into this matter.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Legal Matters

b/ Other proceedings

Legal proceeding on the pension fund in the Netherlands

Upon termination of the administration agreement relating to the pension fund for the Alcatel-Lucent employees in the Netherlands on December 31, 2011, the pension fund administrator filed a claim against our Dutch subsidiary with the District Court in The Hague for up to €182 million in damages to compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. On September 9, 2014, the Court of Justice upheld the District Court’s decision to dismiss the lawsuit. On December 9, 2014 the pension fund filed a cassation request (to set aside the decision) with the Dutch High Council. A decision by the Council is not expected before the end of 2015. No reserve has been booked in this matter.

c/ Effect of the various proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in Note 31 to our consolidated financial statements.

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not aware, as of the date this document is being published, of any legal proceeding or governmental investigation (including any suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group. No significant new litigation has been commenced since December 31, 2014.

6.9	Research and development - expenditures

In 2014, 16.7% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2,200 million before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, which represents a decrease of 0.2% from the €2,205 million spent in 2013, and an increase as a percent of revenues, from 16.0% in 2013. In 2014, legacy R&D spending represented 17% of total R&D, compared to 25% in 2013, as we work to achieve our target of 15% by 2015 as part of The Shift Plan.

Corporate governance	7

7.1	Chairman’s corporate governance report	80

7.2	Regulated agreements	115

7.3	Alcatel Lucent Code of Conduct	116

7.4	Major differences between our corporate governance practices and NYSE requirements	116

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The report of the Chairman of the Board of Directors governed by the provisions of Article L. 225-37 of the French Commercial Code, describes among other things the composition of the Board and how it prepares and organizes its work. The following topics required to be included in the report are dealt with in Chapter 7 “Corporate governance” or elsewhere, as indicated:

•	the composition of the Board of Directors, the limitations of the powers of the Chief Executive Officer and the preparation and organization of the work of the Board of Directors and of the Committees, in Section 7.1 “Chairman’s corporate governance report”;

•	the compensation of the Chairman of the Board of Directors and of the Chief Executive Officer (“Executive Directors”), in

Chapter 8 “Compensation and long-term incentives” relating to the compensation policy and commitments concerning retirement for the Executive Directors and long-term compensation mechanisms for to the Executive Directors;

•	the attendance of shareholders at the Shareholders’ Meetings and the information required by Article L. 225-100-3 of the French Commercial Code which may have an effect in the event of a takeover bid, in Sections 10.1.2 « Specific provisions of the bylaws and of law », 10.1.3 « Elements which could have an impact in case of public tender offer (information required by Article L. 225-100-3 of the French Commercial Code) », 10.2 « Capital » and 10.5 « Shareholders’ Meetings ».

7.1	Chairman’s corporate governance report

7.1.1	Management bodies of the Company

7.1.1.1	The Board of Directors

Alcatel Lucent has a Board of Directors, consisting, on March 13, 2015, of eleven Directors appointed for three years, ten of which are independent according to the AFEP-MEDEF Code. Our Board of Directors also includes two Board Observers (in French, “Censeurs”).

Philippe Camus

Chairman of the Board of Directors and

independent Director

Jean C. Monty

Vice-Chairman of the Board of Directors and

independent Director

Michel Combes

CEO and Director

Francesco Caio

Independent Director

Chief Executive Officer of Poste Italiane

Carla Cico

Independent Director

Stuart E. Eizenstat

Independent Director

Chair International Trade & Finance of Covington & Burling LLP

Kim Crawford Goodman

Independent Director

Louis R. Hughes

Independent Director

Chairman of InZero Systems

Véronique Morali

Independent Director

Olivier Piou

Independent Director

Chief Executive Officer of Gemalto

Jean-Cyril Spinetta

Independent Director

Honorary Chairman of Air France-KLM

Bertrand Lapraye

Board Observer

Member of the FCP 2AL “Actionnariat Alcatel-Lucent”

Gilles Le Dissez

Board Observer

Chairman of the Supervisory Board of the FCP 2AL “Actionnariat Alcatel-Lucent”

Barbara Larsen

Secretary to the Board of Directors

General Counsel

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

Director Securities & Corporate Law

CORPORATE GOVERNANCE

Chairman’s corporate governance report

As of March 13, 2015, our Board of Directors consists of 11 Directors, three of whom are women, representing four different nationalities and with an average age of 60 years. The term of office is three years and, in compliance with the AFEP-MEDEF code of corporate governance for listed companies (“AFEP-MEDEF Code”; see Section 7.1.2.3 “AFEP-MEDEF Code” for more information), the renewal of the terms of office as director is staggered. One third of the members of the Board of Directors has been renewed each year since 2013 (see Section 7.1.4.2 “Corporate Governance and Nominating Committee”).

The Board of Directors consists of 11 Directors, 3 of whom are women, representing 4 different nationalities

Directors	Positions	Age	Independence (1)	Nationality	Expiration of mandates	Mandates to be renewed

Mr. Camus	Chairman	66	Yes	French	SM 2016

Mr. Monty	Director	67	Yes	Canadian	SM 2016

Mr. Combes	CEO	52	No	French	SM 2016

Mr. Caio	Director	57	Yes	Italian	SM 2017

Mrs. Cico	Director	54	Yes	Italian	SM 2016

Mr. Eizenstat	Director	72	Yes	American	SM 2015	•

Mrs. Goodman	Director	49	Yes	American	SM 2017

Mr. Hughes	Director	66	Yes	American	SM 2015	•

Mrs. Morali	Director	56	Yes	French	SM 2017

Mr. Piou	Director	56	Yes	French	SM 2015	•

Mr. Spinetta	Director	71	Yes	French	SM 2017

(1)	Independent Director pursuant to the AFEP-MEDEF Code.

(2)	The renewal will be submitted to the shareholders at the Shareholders’ Meeting to be held on May 26, 2015.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

7.1.1.2  The Committees of the Board of Directors

Our Board of Directors has four specialized Committees which examine matters falling within the competence of the Board and provide their views and proposals to the Board. Following Mrs. Véronique Morali and Mr. Francesco Caio’s nominations by the Shareholders’ Meeting on May 28, 2014, each Committee was composed as follows:

Audit and Finance Committee

Jean C. Monty, Chairman

Kim Crawford Goodman

Louis R. Hughes

Jean-Cyril Spinetta

Corporate Governance and Nominating Committee

Jean-Cyril Spinetta, Chairman

Stuart E. Eizenstat

Louis R. Hughes

Jean C. Monty

Olivier Piou

Compensation Committee

Jean-Cyril Spinetta, Chairman

Stuart E. Eizenstat

Véronique Morali

Olivier Piou

Technology Committee

Louis R. Hughes, Chairman

Francesco Caio

Carla Cico

Kim Crawford Goodman

Olivier Piou

Philippe Keryer (member who is not a Director)

The role and the organization of these four Committees are detailed in Section 7.1.4 “Powers and activity of the Board of Directors’ Committees.”

CORPORATE GOVERNANCE

Chairman’s corporate governance report

7.1.1.3  The Leadership team and the Management Committee

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

Appointments as members of the Leadership team

Mr. Tim Krause became a member on January 1, 2014

Mr. Bhaskar Gorti became a member on January 12, 2015

Outgoing members of the Leadership team

Mr. Andrew McDonald was a member until January 12, 2015

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Information on the current Directors and Board Observers

Philippe CAMUS

Chairman of the Board of Directors - Independent Director (1)

Born on June 28, 1948, French citizen

First appointment: 2008 - Term of the mandate: 2016

Alcatel Lucent shareholding: 1,131,352 ordinary shares

Business Address: Alcatel Lucent 148/152 route de la Reine 92100 Boulogne-Billancourt France

Current directorships and professional positions

•	In France: Chairman of the Board of Directors of Alcatel Lucent*, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).

•	Abroad: Chief Executive Officer of Keynolt Inc., Chairman of the Board of Directors of Aptamir Inc., Senior Advisor of Evercore Partners Inc.*, Director of Cellfish Media LLC.

Positions held over the last 5 years, now ended

•	In France: Co-managing Partner of Lagardère Group*, Member of the Supervisory Board of Lagardère Active and of Lagardère Services, Director of Éditions P. Amaury, and of Crédit Agricole* SA, Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée - Arco.

•	Abroad: Chairman and CEO of Lagardère North America Inc., Director of Schlumberger* and of Lagardère Unlimited Inc.

Career

•	Philippe Camus is Chairman of the Board of Alcatel-Lucent since 2008, and Senior Advisor of Evercore Partners. Philippe Camus left the Lagardère Group in 2012. He was co-managing partner of the Lagardère Group and Chairman and CEO of Lagardère North America. He began his career in 1972 in the Finance Department of the Caisse des Dépôts et Consignations. After being Financial Analyst and Portfolio Manager, he was appointed Head of the Fixed Income Directorate in 1976. Under his leadership the Caisse des Dépôts et Consignations improved its operating efficiency on the bond market generating higher profit and modernizing the French bond market. He joined the Lagardère Group in 1982 as Executive Chairman of the Finance Committee of the Matra Group until 1992 and Chairman of the Supervisory Board of Banque Arjil until 1993. He was appointed Managing Director of the Lagardère Group in 1993 and was co-managing partner of Lagardère SCA from 1998 to June 2012. As Managing Director of Lagardère, he managed the restructuring of the Matra Group (Aerospace and High Technology) by implementing a tight financial and reporting governance structure and by divesting units to focus the activities on the core business. He personally managed every acquisition, merger, partnership or divestiture realized by Matra from 1982 until 1998. Starting in 1986, he engineered the transformation of Matra and Hachette into an integrated company, thus founding the Lagardère Group. As part of this he managed the rescue of the Hachette Group after the bankruptcy of one of its ventures in television broadcasting (La Cinq). His expertise in international negotiations and management, led him to conduct and oversee the work bringing to the creation of EADS, (now Airbus Group) the 2nd largest aerospace company worldwide. First named Chief Operating Officer, then Chief Executive Officer of Aérospatiale - Matra in 1999, he was Chief Executive Officer of EADS from 2000 until 2005. Philippe Camus was a member of the French supervisory authority for the financial markets from 1996 to 2001. He is a board member of the Institut d’Expertise et de Prospective of the Ecole Normale Supérieure and has been President of GIFAS (French Aerospace Industries Association) from 2001 to 2005. He was a director of Schlumberger from 2007 to April 2012. In July 2005, Philippe Camus was made Officier of the French Légion d’Honneur and in May 2004, he was awarded the Cross of the German Merit Order (Verdienstkreuz - 1 Klasse). Philippe Camus has an Economics and Finance degree from the Institut d’Etudes Politiques de Paris, a Physics degree from the Ecole Normale Supérieure (rue d’Ulm) and a doctorate in Actuarial Sciences.

•	Expertise: 43 years in banking, finance, insurance and 16 years in the industrial sector.

*	Listed company

(1)	Pursuant to the AFEP-MEDEF Code.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Jean C. MONTY

Vice-Chairman of the Board of Directors - Independent Director

Born on June 26, 1947, Canadian citizen

First appointment: 2008 - Term of the mandate: 2016

Alcatel Lucent shareholding:

30,001 ordinary shares, 2,399,397 ordinary shares via Libermont Inc. and 2,600,003 American Depositary Shares via Libermont Inc.

Business Address: 1485, rue Sherbrooke Ouest, Suite 2B Montreal (Québec) Canada

Current directorships and professional positions

•	In France: Independent Director, Vice-Chairman of the Board of Directors, Chairman of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee of Alcatel Lucent*.

•	Abroad: Director, Member of the Audit Committee, Chairman of the Human Ressources and Compensation Committee of Bombardier*, Director of Centria Inc. and of Fiera Capital Inc.*, Member of the International Advisory Board of the Ecole des Hautes Études Commerciales.

Career

•	Jean C. Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Directors of Centria Inc. and Fiera Capital Inc. He is also a member of the International Advisory Board of the école des Hautes Études Commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

•	Expertise: 34 years in telecommunications and 10 years in finance.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Michel COMBES

Chief Executive Officer - Director not independent

Born on March 29, 1962, French citizen

First appointment: 2013 - Term of the mandate: 2016

Alcatel Lucent shareholding: 500 ordinary shares

Business Address: Alcatel Lucent 148/152 route de la Reine 92100 Boulogne-Billancourt France

Current directorships and professional positions

•	In France: Chief Executive Officer and Director of Alcatel Lucent*.

•	Abroad: Director, Member of the Audit Committee, Member of the Nominating and Remuneration Committee of MTS OJSC*, Director, Chairman of the Audit Committee, Member of the Nominating and Remuneration Committee of Altice*.

Directorships over the last 5 years

•	In France: Chairman of the Supervisory Board of Assystem SA*(1), Chairman of the Board of Directors of Atari*.

•	Abroad: Director of Vodaphone PLC*, Member of the Board of Directors ISS A/S and ISS World Services A/S.

Career

•	Mr. Michel Combes graduated from the École Polytechnique and the École Nationale Supérieure des Télécommunications. He began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the French Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontières Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem, a company specializing in industrial engineering until the end of 2002. He returned to France Telecom Group in January 2003 as Chief Financial Officer and Senior Executive Vice President. Until January 2006, he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008, he was Chairman and Chief Executive Officer of TDF Group and then became Chief Executive Officer, Europe Region, of Vodafone PLC and Board member.

•	Expertise: 28 years in telecommunications.

*	Listed company

(1)	Term of office expired in May 2014

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Francesco CAIO Independent Director Born on August 23, 1957, Italian citizen First appointment: 2014 - Term of the mandate: 2017 Alcatel Lucent shareholding: 2,100 ordinary shares	Business Address: Poste Italiane Viale Europa 175 00144 Roma Italy

Current directorships and professional positions

•	In France: Independent Director and Member of the Technology Committee of Alcatel Lucent*.

•	Abroad: CEO Poste Italiane (1).

Positions held over the last 5 years

•	Abroad: Member of Icann’s High-Level Panel on Global Internet Cooperation and Governance Mechanisms (2), Non executive Director of Avio Aero (2), Italian Government Commissioner for the implementation of the Digital Agenda, Chief Executive Officer of Avio Aero, Chief Executive Officer of Avio, Vice Chairman of Nomura Holdings, Director of Indesit Company*, Sole 24 ORE* and Invensys Plc*, Chairman of Caio Digital Partners.

Career

•	Mr. Caio graduated in Electronic Engineering at Politecnico di Milano (Italy) and holds an MBA from INSEAD, France. He worked with McKinsey & Company in London (1986-1991). From 1994 to 1996, he served as Chief Executive Officer of Omnitel and then as the Chief Executive Officer of Olivetti after being the head of the telecommunications and multimedia division (1991-1994). Mr. Caio has been the Chief Executive Officer of Merloni Electrodomestici (1997-2000), of Netscalibur Limited (2000 to 2003) and of Cable & Wireless Communications Plc (2003-2006). He became Vice-Chairman Europe and Chairman of the European Advisory Board of Lehman Brothers Inc. (2006-2008). He was also Vice Chairman of Europe Investment Banking of Nomura Holdings from October 2008 to March 2011. From 2011 to 2013, he was the Chief Executive Officer of Avio S.p.A. which became AVIO AERO. Moreover, he was Director of Equant (1998-2001), Motorola Inc. (2000-2003), Sole 24 ORE S.p.A. (2010-2011), Indesit Company SpA (between 1996 and 2004 and 2010 and 2013) and Invensys Plc (2009-2013). He has worked as advisor to governments: in 2008 in the UK - where he led an independent review of broadband networks - in 2009 and 2013 in Italy in the areas of broadband infrastructure and e-government. He has been Italian Government Commissioner for the implementation of the Digital Agenda.

•	Expertise: 31 years of executive and non-executive leadership and advisory roles in multinational groups operating in high technology and industrial sectors– telecommunications, aerospace, electronics and media.

*	Listed company

(1)	Appointed in May 2014
(2)	Term of office expired in 2014

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Carla CICO Independent Director Born on February 21, 1961, Italian citizen First appointment: 2010 - Term of the mandate: 2016 Alcatel Lucent shareholding: 29,359 ordinary shares	Business Address: Strada Castellana 30/A 37128 Verona Italy

Current directorships and professional positions

•	In France: Independent Director and Member of the Technology Committee of Alcatel Lucent*.

•	Abroad: Director of EPTA, Independent Director, Member of the Corporate Governance Committee and of the Related Party Committee of World Duty Free*, Independent Director, Member of the Corporate Governance and Nomination Committee of Allegion*.

Positions held over the last 5 years

•	Abroad: Chief Executive Officer of Rivoli S.p.A. (Italy), Chief Executive Officer of Ambrosetti Consulting (China).

Career

•	Graduate from London Business School (MBA), University of London (MSE) and University of Venice, Italy (Oriental languages), from 1987 to 1992, she led the expansion of Italtel, the Italian telecom equipment provider into China’s market as its Beijing-based Chief Representative and from 1993 to 1994, she was a representative of IRI (Istituto per la Ricostruzione Industriale) in its Beijing office. From 1995 to 1999, she was an international director of business operations for Stet International. She was cited as one of the Most Powerful Women in International Business, Forbes (1994) and Fortune (1995). From 2001 to 2005, she was CEO of Brazil Telecom. In Reuters Institutional Investor Research (2003), she was selected as the Best Chief Executive Officer in the Telecommunications Sector in Latin America. From 2007 to 2009, she was CEO of the Chinese subsidiary of Ambrosetti Consulting based in Beijing. Carla Cico was from 2010 to 2012, the CEO of Rivoli S.p.A, an infrastructure Company with operations both in Italy and abroad.

•	Expertise: 28 years in the industry sector.

*	Listed company

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Stuart E. EIZENSTAT Independent Director Born on January 15, 1943, U.S. citizen First appointment: 2008 - Term of the mandate: 2015 Alcatel Lucent shareholding: 29,963 ordinary shares	Business Address: Covington & Burling LLP 1201 Pennsylvania Avenue, N.W., Suite 1117C Washington, DC 20004 USA

Current directorships and professional positions

•	In France: Independent Director, Member of the Corporate Governance and Nominating Committee and Member of the Compensation Committee of Alcatel Lucent*.

•	Abroad: Partner and Head of the International Trade and Finance Practice at Covington and Burling LLP, Independent Director, Member of the Nominating and Corporate Governance Committee, Member of the Compensation Committee of United Parcel Service*, Independent Director of Globe Specialty Metals*, Trustee of BlackRock Funds, Member of the international Advisory Board of GML Ltd.

Directorships over the last 5 years

•	Abroad: Independent Director of Chicago Climate Exchange, Member of the international Advisory Board of The Coca-Cola Company*.

Career

•	Stuart E. Eizenstat graduated with honors and Phi Beta Kappa in political science from the University of North Carolina and from Harvard Law School. He holds seven honorary doctorate degrees from various universities and academic institutions and has received the French Legion of Honour and high Awards from German, Austrian, Israeli and U.S. Governments. He has received over 50 awards. Following graduation from law school, he served on the White House Staff of President Lyndon Johnson (1967-1968). He served as Chief Domestic Policy Adviser and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter. From 1981-1993 he was a Partner and Vice Chairman of the law firm Powell, Goldstein, Frazer & Murphy and he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University (1982-1992). Stuart E. Eizenstat was U.S. Ambassador to the European Union (1993-1996). He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1999-2001) while continuing to work as the Special Representative of the President on Holocaust-Era Issues. During the Clinton Administration, he had a prominent role in the development of key international initiatives involving the European Union. He is a Partner and Head of the International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds, and Globe Specialty Metals. Stuart E. Eizenstat is the author of “Imperfect Justice”, which has been translated into German, French, Czech and Hebrew, and “The Future of the Jews: How Global Forces are Impacting on the Jewish People, Israel, and its Relationship with the United States”. His articles have been published in leading publications such as The Financial Times, the New York Times, the International Herald Tribune, and The Washington Post.

•	Expertise: 34 years in law and 18 years in governmental affairs.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Kim CRAWFORD GOODMAN Independent Director Born on May 1st, 1965, U.S. citizen First appointment: 2012 - Term of the mandate: 2017 Alcatel Lucent shareholding: 6 348 ordinary shares	Business Address: 1666 Micanopy Avenue Miami Florida 33133 USA

Current directorships and professional positions

•	In France: Independent Director, Member of the Technology Committee and Member of the Audit and Finance Committee of Alcatel Lucent*.

Directorships over the last 5 years

•	Abroad: Independent Director of AutoNation*.

Career

•	Mrs. Kim Crawford Goodman holds a Bachelor of Arts in Political Science and a Masters of Science in Industrial Engineering from Stanford University, and a Masters in Business Administration from Harvard Business School. She started her career in consulting at Bain & Company from 1987 to 2000, before working in the industry sector at Dell Inc. where she held several operating roles from 2000 to 2007 most recently as head of Dell’s software and peripherals business. Then she joined American Express in 2007, where she led the Merchant Services business for the Americas for four years. Most recently, she was the Global President for American Express Global Business Travel Division with responsibility for all worldwide teams for sales, service, supplier relation and online/mobile solutions.

•	Expertise: 8 years in bank, finance, insurance, 8 years in technology and 12 years in strategy consulting.

*	Listed company

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Louis R. HUGHES Independent Director Born on February 10, 1949, U.S. citizen First appointment: 2008 - Term of the mandate: 2015 Alcatel Lucent shareholding: 33,926 ordinary shares	Business Address: InZero Systems 13755 Sunrise Valley Drive, Suite 750 Herndon, VA 20171 USA

Current directorships and professional positions

•	In France: Independent Director, Chairman of the Technology Committee, Member of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee of Alcatel Lucent*.

•	Abroad: Chairman of InZero Systems (formerly GBS Laboratories) (USA), Independent Director, Member of the Audit Committee of Akzo Nobel* (The Netherlands), Independent Director and Chairman of the Audit, Finance and Compliance Committee of ABB* (Switzerland), and Executive Advisor Partner of Wind Point Partners.

Positions held over the last 5 years

•	Abroad: Chief Executive Officer of GBS Laboratories (USA), Independent Director of Sulzer* (Switzerland), Member of the Advisory Board of Directors of British Telecom Americas (USA).

Career

•	Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University (formerly General Motors Institute), B.S. (Mechanical Engineering, 1971). He is Chairman of InZero Systems (formerly GBS Laboratories LLC). He was also CEO of GBS from 2005-2010. Louis R. Hughes is an Executive Advisor Partner of Wind Point Partners. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (Switzerland, since 2003) and Akzo Nobel (The Netherlands, since 2007). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: Sulzer (Switzerland) from 2001 to 2009, British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTU Aero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992. He was also a member of the British Telecom Americas Advisory Board from 2006 to 2009.

•	Expertise: 35 years in the industry sector, 15 in the telecommunications sector and 9 years in computer security sector.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Véronique MORALI Independent Director Born on September 12, 1958, French citizen First appointment: 2014 - Term of the mandate: 2017 Alcatel Lucent shareholding: 500 ordinary shares	Business Address: Webedia 3, avenue Hoche 75008 Paris France

Current directorships and professional positions

•	In France: Independent Director and Member of the Compensation Committee of Alcatel Lucent*, Chief Executive Officer of Webedia, Director, Member of the Audit Committee of Edmond de Rothschild SA, Member of the Supervisory Board, Member of the Audit Committee, Member of the Compensation Committee of Edmond de Rothschild (France), Director, Member of the Supervisory Board of Publicis Group*.

•	Abroad: Chairman of Fimalac Développement, Vice-Chairman of Fitch Group Inc., Director of Coca-Cola Enterprises Inc.* and of Fitch Inc., Member of the Audit Committee of Edmond de Rothschild Holding SA.

Directorships over the last 5 years

•	In France: Director of Fimalac*(1) and Permanent Representative of Fimalac*(1) to the Board of Directors of Groupe Lucien Barrière SAS, Director of Havas, Member of the Strategy Committee of Ernst & Young, Chairman of TFco Terrafemina.

Career

•	Mrs Véronique Morali graduated from the IEP Paris, ESCP and holds a Master in Business law. After graduating from École Nationale d’Administration, Véronique Morali joined the French civil service (Inspection Générale des Finances) in 1986. She left the civil service in 1990 to join Fimalac, where she successively held the positions of Manager for Special Projects, Deputy Chief Operating Officer, and Chief Operating Officer and member of the Board. Since October 1, 2007, she has been Chairman of Fimalac Développement and Vice-Chairman of Fitch Group. She also was Chairman of the Commission du dialogue économique (Medef) from 2000 to 2005.

•	Expertise: 29 years in Finance, Entrepreneurship and Digital sector

*	Listed company

(1)	Term of office expired in April 2014

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Olivier PIOU Independent Director (1) Born on July 23, 1958, French citizen First appointment: 2008 - Term of the mandate: 2015 Alcatel Lucent shareholding: 88,955 ordinary shares	Business Address: Gemalto 6, rue de la Verrerie 92190 Meudon France

Current directorships and professional positions

•	In France: Independent Director, Member of the Corporate Governance and Nominating Committee, Member of the Compensation Committee and Member of the Technology Committee of Alcatel Lucent*.

•	Abroad: CEO and Director of Gemalto* (The Netherlands).

Directorships over the last 5 years

•	In France: Director of INRIA (Institut National de Recherche en Informatique et en Automatique).

Career

•	Olivier Piou graduated in Engineering from École Centrale de Lyon (ECL, 1980). After his military duty in the French alpine division, he joined Schlumberger in 1981 as a production engineer. He held for Schlumberger numerous management positions in the areas of technology, marketing and operations, in France and the United States. In 2004 he successfully introduced to the stock market Axalto, the smart card division of Schlumberger which he managed since 1998, through an initial public offering (IPO). He was the CEO and a Board member of Axalto from 2004 to 2006, and in 2006 he led the commended merger of equals of Axalto and Gemplus which formed Gemalto, the world leader in digital security. Since 2006 he has been the CEO of Gemalto, and a member of its Board of Directors. Olivier Piou was also formerly a member of the Board of Directors of INRIA, the French National Institute for Research in Computer Science and Control, and President of Eurosmart, the international non-for-profit association based in Brussels which represents the smart card industry.

•	Expertise: 34 years in the industry sector, 29 years in the computer, software, telecommunications, payment and electronic transactions sectors, 15 years in the energy sector.

*	Listed company

(1)	Pursuant to the AFEP-MEDEF Code.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Jean-Cyril SPINETTA Independent Director Born on October 4, 1943, French citizen First appointment: 2006 - Term of the mandate: 2017 Alcatel Lucent shareholding: 29,791 ordinary shares	Business Address: Air France-KLM 2, rue Robert Esnault-Pelterie 75326 Paris Cedex 07 France

Current directorships and professional positions

•	In France: Independent Director, Chairman of the Compensation Committee, Chairman of the Corporate Governance and Nominating Committee and Member of the Audit and Finance Committee of Alcatel Lucent*, Honorary Chairman of Air France-KLM*,

Directorships over the last 5 years

•	In France: CEO and Chairman of the Board of Directors of Air France-KLM*, Chairman of Air France, Director of the Compagnie de Saint-Gobain*, Chairman of the Supervisory Board of Areva*, Director of La Poste and of Gaz de France Suez*, Chairman of the Conseil National Education Economie(1), Member of the Advisory Board of Paris Europlace.

•	Abroad: Director of Alitalia CAI(1), Member of the Board of Governors of IATA.

Career

•	A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration (Charles de Gaulle class, 1970-1972), he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-1978), chargé de mission to the General Secretariat of the Government (1978-1981), head of the Information Department of Prime Minister Pierre Mauroy (1981-1983), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-1986 and 1988-1990), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-1995), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-1993), he was Chairman and CEO of Air France (1997-2008), as well as Chairman and CEO of Air France-KLM (2004-2008), and then Chairman of the Board of Directors of Air France-KLM and CEO once again from 2011 to 2013. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA), a Director of Compagnie de Saint-Gobain (2005-2013), a Director of Alitalia CAI (2009-2014) and Chairman of the Supervisory Board of Areva (2009-2013).

•	Expertise: 21 years in air transport and 22 years in public service.

*	Listed company

(1)	Term of office expired in 2014

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Bertrand LAPRAYE Board Observer Born on December 4, 1963, French citizen First appointment: 2010 - Term of the mandate: 2015 Alcatel Lucent shareholding: 2,694 units in FCP 2AL	Business Address: Alcatel-Lucent International Centre de Villarceaux Route de Villejust 91620 Nozay France

Current directorships and professional positions

•	In France: Engineer, Data Protection Officer, Board Observer of the Board of Directors of Alcatel Lucent*, Member of the Actionnariat Alcatel-Lucent mutual fund (FCP 2AL), Director of Humanis Prévoyance, OCIRP Prévoyance, Interexpansion / Fongepar SA.

Directorships over the last 5 years

•	In France: Member of the Board of the Healthcare and Insurance institution La Boétie Prévoyance, Member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Career

•	Bertrand Lapraye graduated from the French “Institut National Polytechnique de Grenoble (ENSIEG)” as an Electrical Engineer (Remote-control - Signal Processing). He is a former student of the French “Institut d’Etudes Politiques”, LLB (licencié en droit université Paris 1 Panthéon Sorbonne) based in Paris. Bertrand Lapraye started his career at the Compagnie Générale d’Électricité (CGEE ALSTHOM), from 1988 to 1990. He then joined a software company (SEMA Group) working as a software engineer for various customers (French Ministry of Defence, Électricité de France, French Agriculture Ministry, Compagnie Générale de Géophysique), as a research engineer and then as a software project manager. In 1997, he joined the research center of the Alcatel group as part of a corporate software platform program dedicated to telecommunication equipment and systems, notably in optics and IP. He was an Architecture and System Team manager (1999), then consultant (2001) for distributed development projects (Europe, Canada, India, North America). In 2003 he was a member of a Research Team working on the emerging mobile internet (ad hoc networks, WiMAX, Mobile IP, etc.). He is the author of 7 patents dealing with network management and high capacity IP mobile networks. In 2008, as a member of the CTO team for the Carrier Products Group, he took part in projects aimed at improving R&D efficiency within Alcatel-Lucent. Since February 2010, he is a consultant on an R&D cost and efficiency improvement project for W-CDMA networks by implementing Agile/Lean methods. Since June 2011 Data Protection Officer (Correspondant Informatique et Libertés) in certain French subsidiaries of the group. He is Director of Humanis Prévoyance, OCIRP Prévoyance, Interexpansion / Fongepar SA

•	Expertise: 27 years in the industry sector, including 18 years in Telecommunications and 8 years in the Healthcare and Insurance sector.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Gilles LE DISSEZ Board Observer Born on May 8, 1958, French citizen First appointment: 2013 - Term of the mandate: 2016 Alcatel Lucent shareholding: 15 ordinary shares and 7,870 units in FCP 2AL	Business Address: Alcatel-Lucent International 4, rue Louis de Broglie 22304 Lannion France

Current directorships and professional positions

•	In France: Engineer, Board Observer of the Board of Directors of Alcatel Lucent*, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Career

•	Gilles Le Dissez graduated from the Institut Universitaire de Technologie en Génie Electrique in electrical engineering (1978). He joined the R&D center Alcatel-Lucent France at Lannion as software developer from 1980 to 1994. He worked on the call-processing software for China, specializing on the E10 and OCB283 products. He then worked on various products of the Company and was a correspondent for Technical Center (CTE RSA) abroad. Since 2008, he is engineer gestion de configuration for Wireless WCDMA activity and participates to the ongoing integration of NodeB. In parallel, he is staff representative.

•	Expertise: 35 years in telecommunications

*	Listed company

CORPORATE GOVERNANCE

Chairman’s corporate governance report

7.1.2	Principles of organization of our Company’s management

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

The functions of Chairman of the Board of Directors and Chief Executive Officer are performed, respectively, by Mr. Philippe Camus, since October 1, 2008, and by Mr. Michel Combes, since April 1, 2013. In the context of the transformation of Alcatel Lucent, the Board of Directors is particularly comfortable with the strong co-operation between the Chairman and the CEO, which confirms the choice of the governance structure for the Company.

Chairman of the Board of Directors

The Board of Directors reappointed Mr. Philippe Camus as Chairman of the Board of Directors following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2015.

Mr. Philippe Camus chairs the Board of Directors, and organizes and manages the tasks of the Board of Directors and reports on the outcome thereof at the annual Shareholders’ Meeting. He oversees the operation of the Company’s corporate bodies and especially those of the Committees of the Board and, more generally, ensures that the Company complies with the best corporate governance practices. The Board of Directors granted Mr. Philippe Camus a delegation of authority enabling him to represent the Group at high-level meetings, in particular with government representatives, on a national and international basis. The Chairman’s authority is detailed in Article 8 of the Operating Rules of the Board of Directors (see Section 7.1.3.2 “Operating Rules of the Board of Directors”).

Vice-Chairman of the Board of Directors

The Board of Directors appointed on February 21, 2013 Mr. Jean C. Monty as Vice-Chairman of the Board of Directors in order to assist the Chairman for certain matters, including representing the Group at high-level meetings on the American continent, pursuant to specific requests of the Board of Directors. This appointment was confirmed following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2015.

CEO

Following his appointment as CEO by the Board of Directors as of April 1, 2013, Mr. Michel Combes was appointed Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2015.

The CEO has wide powers to act in all situations on behalf of the Company, within the limits of the corporate purpose and subject to any powers that are expressly granted by law to the shareholders and to the Board of Directors. The Operating Rules provide limitations to his powers for certain decisions which are subject to the prior approval of the Board of Directors, by reason of their purpose or the amount involved:

•	the update of the Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•	the Group’s annual budget and annual capital expenditure plan;

•	acquisitions or divestitures in an amount higher than €300 million (enterprise value);

•	capital expenditures in an amount higher than €300 million;

•	offers and commercial contracts of strategic importance in an amount higher than €1 billion;

•	any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of €200 million, in particular if they imply a significant shareholding by a third party in the capital of the Company;

•	financial transactions having a significant impact on the accounts of the Group, in particular the issuance of debt securities in amounts greater than €400 million;

•	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies Inc. and certain United States Government parties.

Composition of the Board of Directors

The Board of Directors aims to combine a range of diverse skills capable of bringing to it an expertise in the Group’s high-technology businesses but also a telecom expertise and knowledge of the various geographic markets, the business environment in which the Company operates, and sufficient financial expertise. These financial skills enable the Board of Directors to make informed and independent decisions with respect to the financial statements and compliance with accounting standards. Special attention is also paid to the quality and the complementary nature of the professional background of the Directors, both in terms of location and of the duties performed and their business sectors.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Selection of the Directors

The Corporate Governance and Nominating Committee provides the Board of Directors with an annual update on the selection of future Directors of the Company and the composition of the Board of Directors. The Committee conducted its own studies on potential candidates beginning in July 2014. With the assistance of an external advisor, it developed a short list of potential female candidates, who have a technology background and who are American citizens in order to enhance the diversity within the Board. The short-listed candidates were interviewed by the members of the Committee as well as by the Chairman of the Board of Directors and the CEO to evaluate their interest and their individual skills.

The Corporate Governance and Nominating Committee presented the result of its work at the meeting of the Board of Directors on February 5, 2015, proposing to submit the appointment of Mrs. Sylvia Summers for a period of three years to the approval of the shareholders at the next Shareholders’ Meeting. Subject to the appointment of Mrs. Sylvia Summers at the Shareholders’ Meeting of May 26, 2015, the number of women will increase from 3 to 4, that is, for a Board of Directors composed of 12 members, 33% of the members of the Board of Directors.

Renewal of the Directors

The Corporate Governance and Nominating Committee meets every year to review the situation of the Directors whose mandate is about to expire and proposes whether to renew certain Directors, taking into account various criteria (in particular, skills, effective contribution to the Board’s work, availability and personal commitment) and the appointment of new Directors.

During fiscal year 2014, on the recommendation of the Corporate and Governance Committee, the Board of Directors proposed to submit to the shareholders at the Shareholders’ Meeting that will be held on May 26, 2015, the renewal of the mandate as Directors of Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou for a three–year duration, that is, until the end of the Shareholders’ Meeting that will be called to approve the financial statements for fiscal year ending December 31, 2017.

Representation of employees

In the absence of a Director representing the Company’s employees (“administrateur salarié”), the representation of the employees at the Board of Directors is ensured by the two Board Observers. Alcatel Lucent does not fulfill the conditions of the French law of June 14, 2013, and is therefore not covered by the provisions requiring the nomination of a Director representing the Company’s employees.

The two Board Observers (“Censeurs”) are both employees of Alcatel Lucent, or of one of its affiliate, and members of the Alcatel-Lucent mutual fund (in French “Fonds Commun de Placement” or “FCP”) (see Section 7.1.3.2 “Operating Rules of the Board of Directors”). The FCP owns Alcatel Lucent shares and the employees of Alcatel Lucent own a beneficial interest in this fund.

The mutual fund designates, among its members, a number of candidates representing twice the number of Board Observers seats to be filled in at the Board of Directors of the Company. This list is addressed to the Chairman of the Board of Directors and then, upon recommendation of the Corporate Governance and Nominating Committee, the Board of Directors submits to the Shareholders’ Meeting the appointment of one or several Board Observers, as the case may be for a three-year mandate pursuant to Article 14 of the Bylaws.

Since Mr. Bertrand Lapraye’s mandate expires at the end of the Shareholders’ Meeting of May 26, 2015, the appointment of Mr. Laurent du Mouza, engineer, employee of Alcatel-Lucent Submarine Networks, will be proposed to the shareholders at this Shareholders’ Meeting, for a three-year term, that is, until the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ended December 31, 2017.

Independence of the Directors

The independence criteria selected are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE.

According to the AFEP-MEDEF Code, the majority of the members of the Board of Directors must be independent. According to the requirements of the NYSE and in compliance with the applicable provisions of the Sarbanes-Oxley Act, the Board of Directors of a U.S. listed company must be composed of a majority of independent members. The Board of Directors must determine whether the independence criteria are met.

Annual review for all the Directors

On March 13, 2015, the Board of Directors, based on the declarations and questionnaires completed by the Directors, carried out the annual assessment of the situation of each Director and of the potential relationships which might exist between them and the Alcatel Lucent Group. It assessed the situation on a case-by-case basis, in accordance with the independence criteria of the AFEP-MEDEF Code and the recommendations of the NYSE.

The Board of Directors relied upon the following AFEP-MEDEF Code independence criteria:

•	not being an executive director of the company, or of the group of which the company is a part, or having any particular relations with its executive directors;

•	not being an employee, executive director or director of the parent company or of a company of the group within the last five years;

•	not being an executive director of a company in which the company holds a directorship, directly or indirectly, or in which an employee or an executive director of the company is a director;

•	not being a customer, supplier, investment banker or commercial banker (a) that is material to the company or its

CORPORATE GOVERNANCE

Chairman’s corporate governance report

group or (b) for which the company or its group represent a significant part of the business.

The Board of Directors noted that each Director (other than the CEO and the Chairman of the Board of Directors) fulfilled the criteria above, and that the Chairman of the Board of Directors is also independent under the AFEP-MEDEF Code (see the sub-section “Chairman of the Board of Directors” below).

In addition, the Board concluded that none of its Directors had close family ties with an Executive Director. The Board also noted that none of its Directors had been a Statutory Auditor of Alcatel Lucent within the last five years or has been a Director of the Company for over twelve years.

On the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors concluded, based on the criteria of the AFEP-MEDEF Code, that Mrs. Carla Cico, Mrs. Kim Crawford Goodman and Mrs. Véronique Morali, as well as Messrs. Francesco Caio, Stuart E. Eizenstat, Louis R. Hughes, Jean C. Monty, Olivier Piou and Jean-Cyril Spinetta, do not have any relationship of any nature whatsoever with the Company, the Group or its Executive Directors and management that may affect their independent judgment and that therefore they are independent.

Consequently, 10 out of 11 members of our Board of Directors are independent Directors. In addition, in compliance with the legal requirements and Article 5 of the Board’s Operating Rules, the Board of Directors has at least one independent Director - namely Mr. Jean C. Monty - with recognized financial and accounting expertise.

Chairman of the Board of Directors

On March 19, 2014, the Board of Directors examined the situation of Mr. Philippe Camus in light of the new provisions of the AFEP-MEDEF Code as revised in June 2013, which state that the Chairman of the Board of Directors, who is an Executive Director, may now be considered as an independent director subject to the satisfaction of the independence criteria provided by this Code.

The Board of Directors noted that the Chairman of the Board of Directors does not have any relationship of any kind whatsoever with the Company, the Alcatel Lucent Group or its management that may affect his independent judgment.

Therefore, Mr. Philippe Camus, who meets the criteria of the AFEP-MEDEF Code, is considered as an independent Director according to the criteria of the Code.

Directors appointed in 2014

On July 30, 2014, the Board of Directors concluded that Mrs. Véronique Morali and Mr. Francesco Caio, nominated Directors during the Shareholders’ Meeting held on May 28, 2014, do not have any relationship of any kind whatsoever with the Company, the Alcatel Lucent Group or its management that may affect their respective judgment.

Concerning Mr. Francesco Caio, CEO of the Poste Italiane, the Board of Directors concluded, after reviewing all of the transactions between Alcatel Lucent and the Poste Italiane, that the current commercial relationship between them is not material, as defined by the AFEP-MEDEF Code.

The candidate to a Director position in 2015

On February 5, 2015, our Board of Directors decided to propose the appointment of Mrs Sylvia Summers for a period of three years at the next Shareholders’ Meeting.

Mrs. Sylvia Summers is considered as independent, based on the information available to the Board of Directors. As a result, 11 out of 12 members would be independent at the end of the Shareholders’ Meeting of May 26, 2015 based on the criteria of the AFEP-MEDEF Code.

Independence within the Committees

The Board of Directors determined that more than two-thirds of the Directors of the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee are independent in accordance with the rules that it has adopted (See Section 7.1.2.1 “Principles of corporate governance,” sub-section “Independence of the Directors”). The number of independent Directors within each Committee exceeds the recommendation of the AFEP-MEDEF Code.

Independence according to the NYSE Rules

Pursuant to the NYSE rules, the Chairman of the Board of Directors who is an Executive Director cannot be considered an independent Director. However, the NYSE rules authorize the Company to follow the rules of the AFEP-MEDEF Code, except with respect to compliance with the criteria regarding the independence of the members of the audit committee (see Section 7.1.4.1 “Audit and Finance Committee,” subsection “Role”).

The NYSE rules are more restrictive concerning the relationship with the statutory auditors of the company, since they apply not only to the concerned director but also to the immediate family members. As a consequence, Mr. Olivier Piou cannot be considered as independent under the NYSE rules since his brother is a partner at Deloitte & Associés, one of the Statutory Auditors of the Company, even if his brother is not involved with the Alcatel Lucent account.

Concerning Mr. Francesco Ciao, the current commercial relationship between Alcatel Lucent and the Poste Italiane is not material for purposes of the NYSE rules (since it does not represent in excess of 2% of the Poste Italiane’s consolidated gross revenues), and consequently he is considered as independent under these rules.

The NYSE rules stipulate that U.S. listed companies must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each committee

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

must be composed solely of independent board members and must have a written charter addressing certain subjects specified in the NYSE rules.

In the case of Alcatel Lucent, the Audit and Finance Committee is composed solely of independent Directors and the Corporate Governance and Nominating Committee and the Compensation Committee is each composed of more than two-thirds independent Directors, and each of these three Committees has a charter which defines its powers and covers most of the subjects provided for in the NYSE rules.

Board of Directors evaluation

Pursuant to the AFEP-MEDEF Code and our Operating Rules, the Board of Directors’ agenda calls for an annual discussion on its composition and organization. This translates into a self-assessment based on individual questionnaires, and, once every two years, into an evaluation performed with the support of an outside consultant.

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

On the Chairman of the Board’s initiative, the suggestions resulting from that evaluation were implemented in 2014, in the following manner:

•	The establishment of an integration program for incoming members of the Board, coordinated by the Board Secretary with support from representatives of various Group divisions. The program comports several sessions, in particular, covering finance, technology and governance, allowing to benefit from information on the Group’s organization and activities, the Company and its values and business model, as well as on the challenges and goals. Furthermore, an annual session dedicated to new technologies will supplement the information of all Board members.

•	The design of an evaluation model for the CEO, based on 3 major pillars, that is, strategy, leadership and the implementation of The Shift Plan.
•	The adoption of a structured annual timetable for Human Resources, covering important issues for the Group, such as key people and their succession plan, diversity, renewal and retention of talent. Additionally, joint sessions of the Compensation and Corporate Governance and Nominating Committees will be held on certain topics.

•	Follow-up on the implementation of the decisions of Board, which means that every meeting of the Board begins systematically with a report of the Board Secretary on this point.

On February 5, 2015, pursuant to our Operating Rules, the Board of Directors met to discuss its functioning and to evaluate the results of the actions taken since the last self-evaluation concerning, in particular, the composition, the efficiency and the organization of the Board and of the Committees. The Board of Directors expressed a very favorable overall view, and noted significant progress since its last self-evaluation.

The Board of Directors benefits from a satisfactory level of diversity, skills and high-level of experience of its members. The environment favors constructive debates and communication, and the interactions between the Board and its Committees, its Chairman and the CEO are balanced. The Board of Directors remains highly involved in the Group’s strategy, both in its development and in the follow-up of its implementation. This good understanding of the Group’s strategy allows the Directors to act in the Group’s interests.

As a result of this self-evaluation, the Board of Directors suggested certain improvements, such as a specific focus on the way the members of the Leadership team operate and how they manage their teams in terms of organization, resources, key processes and interfaces; an increased variety in the information made available to the Board of Directors, such as reports of industry analysts, and the organization of exchanges during dedicated sessions of the Board of Directors, between the Directors and the sector analysts, clients and significant shareholders, so that they can share their views on the Company and its positioning; and lastly, access of the Board of Directors to more specific information on certain activities of the Group depending on the Board’s agenda.

Ethics

Each Director and Board Observer undertakes to comply with the rules of conduct set out in the Directors’ Charter, in particular concerning the compliance with any applicable securities laws, as well as with the rules “Alcatel Lucent Insider Trading Policy,” designed by Alcatel Lucent to prevent insider trading. This policy sets limited periods during which transactions involving the Company’s shares are not authorized, the minimum number of shares that each Director must hold, and the obligation to notify the Autorité des Marchés Financiers (the French securities regulator) of any personal transactions involving Alcatel Lucent shares.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Absence of conflicts of interest

To the knowledge of the Board of Directors:

•	None of the Directors have any potential conflicts of interest. In accordance with Article 3 of the Directors’ Charter: “a Director has the obligation to inform the Chairman of the Board of Directors of any situation potentially resulting for them in a conflict of interest and, if such conflict relates to a particular subject, they must refrain from participating in the vote of the corresponding resolution.”

•	There is no family relationship between the members of our Board of Directors and our Company’s senior management;

•	There is no arrangement or agreement with a shareholder, client, supplier, or any third party pursuant to which a member of our Board of Directors or of our Management Committee was appointed in such capacity or as CEO;

•	No Director has been convicted of fraud during the last five years;

•	No Director has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years;

•	No Director has been an executive director of a company involved in a bankruptcy, court escrow or liquidation in the past five years.

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

Breakdown of attendance fees

The overall amount of Directors’ fees paid to Directors for the fiscal year 2014 was €990,000, that is, an average of €110,000 per Director:

Fixed portion	€395,000

Chairman of the Audit and Finance Committee	€25,000

Chairman of the Compensation Committee, of the Corporate Governance and Nominating Committee, and of the Technology Committee, and member of the Audit and Finance Committee	€15,000

Committee member (other than member of the Audit and Finance Committee) who is a member of the Board of Directors	€10,000

Allocated equally among the directors	balance

Variable portion allocated according to attendance at meetings	€395,000

Additional portion	€200,000

TOTAL	€990,000

The total fees paid to the Board Observers for fiscal year 2014 were €100,000.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

In application of the rules provided above, the Directors’ fees and other compensation received by each Director and by each Board Observer during fiscal year 2014, and their total compensation during fiscal year 2014 were as follows:

In Euro	2013	2014
Directors	Total Gross	Total Gross	Amount received as member of a Committee	Amount received as Chairman of a Committee

Mr. Bernard	121,044	44,238	7,500	7,500

Mr. Caio	N/A	52,789	5,000

Mrs. Cico	87,254	86,373	10,000

Mr. Eizenstat	112,746	110,426	20,000

Mrs. Goodman	87,722	97,905	17,500

Mr. Hughes	117,638	125,426	20,000	15,000

Lady Jay	110,575	44,576	10,000

Mr. Monty	110,935	109,042	5,000	25,000

Mrs. Morali	N/A	52,789	5,000

Mr. Piou	120,575	131,810	30,000

Mr. Spinetta	121,511	134,626	15,000	15,000

TOTAL	990,000	990,000	145,000	70,000

Board Observers
Mr. Lapraye	50,735	50,000

Mr. Le Dissez	29,780	50,000

Mr. Desbois	19,485	N/A

The compensation specified in the table above is the only compensation paid to the Directors by Alcatel Lucent and its subsidiaries during fiscal years 2013 and 2014, except for the amounts paid to the Executive Directors described in Section 8.2 “Status of the Executive Directors and Officers.” No Director, except the Chairman of the Board of Directors, holds any stock options, performance shares or other securities giving access to the capital of the Company.

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

7.1.2.3  AFEP-MEDEF Code and NYSE Rules

Alcatel Lucent is compliant with the AFEP-MEDEF Code (see MEDEF website: www.medef.fr). At its meetings on October 29 and December 11, 2008, the Board of Directors confirmed, and then published its adherence to these principles, which govern, among other things, the operating rules of the Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules.

Our corporate governance policy reflects the principles of the AFEP-MEDEF Code to the extent that those principles are in line with the organization, the situation and the means of the Company. Such is not the case on the two following points:

AFEP-MEDEF Code	Alcatel Lucent’s position
Reasonable requirements of seniority within the company, for at least two years, to benefit from payments from a pension plan with defined benefits	The pension plan does not include any provision regarding the seniority but the rights vest gradually by year of seniority (with respect to Mr. Michel Combes, the reference period for the calculation of the pension’s benefit is the total duration of one or more terms of office of Mr. Michel Combes as Chief Executive Officer) and represent, each year, only a limited percentage of his compensation (approximately 1% per year for a compensation of €1.2 million per year; beyond this amount the potential pension would amount to approximately 1.2%).

CORPORATE GOVERNANCE

Chairman’s corporate governance report

AFEP-MEDEF Code	Alcatel Lucent’s position
Criterion according to which the benefit of an additional pension scheme shall be conditioned to the completion of the career of the beneficiary in the company

In line with what is provided for the other beneficiaries of the additional pension scheme, the benefit of an additional pension scheme for the Chief Executive Officer is not subject to his presence in the Company. However, the Board of Directors has determined both quantitative and qualitative performance criteria to which the rights of the Chief Executive Officer under the pension plan at the end of his position are conditioned.

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

Since our securities are listed on the New York Stock Exchange (“NYSE”), we make every effort to reconcile the principles of the AFEP-MEDEF Code with the NYSE rules on corporate governance that are applicable to us, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Where relevant, we specify throughout Chapter 7 the main ways in which our corporate governance practices comply with, or differ from, these provisions. The two corporate governance criteria of the AFEP-MEDEF Code mentioned above are not included in the corporate governance requirements of the NYSE, or in the requirements of any other U.S. regulation applicable to Alcatel Lucent.

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

These rules, approved by the Board of Directors are primarily intended to:

•	define the role of the Board vis-à-vis the shareholders on the one hand, and the Chief Executive Officer (“Directeur Général”) on the other hand, by clarifying the existing provisions of the law and of the Company’s by-laws and the position of its members;

•	maximize the efficiency of meetings and debates, in particular by specifying the role of the Chairman, and develop the proper procedures of the bodies that oversee the administration of the Company, in the spirit of the Company’s corporate governance policy.

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

7

CORPORATE GOVERNANCE

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

Article 2	Decisions subjected to the prior approval of the Board

The Chief Executive Officer must submit to the prior approval of the Board the following decisions:

•	the update of the Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•	the Group’s annual budget and annual capital expenditure plan;

•	acquisitions or divestitures in an amount higher than 300 million euro (enterprise value);

•	capital expenditures in an amount higher than 300 million euro;

•	offers and commercial contracts of strategic importance in an amount higher than 1 billion euros;
•	any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of 200 million euro, in particular if they imply a significant shareholding by a third party in the capital of the Company;

•	financial transactions having a significant impact on the accounts of the group, in particular the issuance of debt securities in amounts greater than 400 million euro,

•	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

Article 3    Information of the Board

The Board of Directors shall be regularly informed, either by its Chairman or through its committees, of any significant occurrence in the Company’s operations.

The Board is also entitled at all times, including between meetings focused on the review of the financial statements, to become acquainted with any significant change affecting the Company’s financial condition, cash position and commitments.

Board materials should be received and at the disposal of the Board members before each meeting and no later than the Friday (COB) preceding the Board meeting.

The management should give a regular read-out to the Board on execution of previous Board decisions.

Section	II The Members

Article 4    Independence

The Board of Directors shall define the criteria that a Director must meet in order to be deemed “independent”, this definition shall be in accordance with the principles of corporate governance applicable to the Company. The Board of Directors shall ensure that the proportion of “independent” directors is at all times greater than half the members of the Board and shall take action as soon as possible to replace Directors, if necessary.

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

The members of the Board will participate in training programs regarding the specificities of the Company, its activities and its industry sector that may be arranged by the Company from time to time.

An annual briefing on new technologies is included in the agenda of the Board of Directors.

An induction program is presented to new Board members with an emphasis on finance, technology and governance.

Article 6    Other Directorships

In order for the Directors to have and dedicate the time and attention necessary to carry out their responsibilities, the Board of Directors shall ensure that none of its members violates the legal restrictions regarding the holding of multiple offices. A non-executive Director should not hold more than four other

CORPORATE GOVERNANCE

Chairman’s corporate governance report

directorships in listed corporations, including foreign corporations, not affiliated with his or her group.

The Director should keep the Board informed of directorships held in other companies, including his/her participation on committees of the Board of these companies, both in France and abroad.

By exception, an executive director should not hold more than 2 other directorships in listed corporations not affiliated with the Group. He/she must also seek the opinion of the Board of Directors, which is based on a recommendation of the Corporate Governance and Nominating Committee, before accepting a new directorship in a listed corporation.

Article 7    Compensation

The Directors will receive attendance fees. The annual amount to be received is determined by the shareholders’ meeting. This amount comprises the following components:

(i) Fixed element

The first portion will be a fixed amount and will be divided according to the following rules:

•	the chairman of the Audit & Finance Committee will receive an annual amount of €25,000;

•	each other member of the Audit & Finance Committee will receive an annual amount of €15,000;

•	the chairman of each of the other three committees will receive an annual amount of €15,000;

•	each other member of the other three committees will receive an annual amount of €10,000; and

•	the remainder of this first portion will be divided equally among the Directors.

(ii) Variable element

The second portion is a variable amount and will be divided among the Directors in accordance with their attendance at Board meetings and at any meetings of the committees of which they are member.

(iii) Attendance fees tied to a commitment to acquire and hold Company shares

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

Article 8    Role of the Chairman and Vice Chairman

The Chairman of the Board (hereafter “the Chairman”) shall prepare the agenda and the Board meeting calendar, request any document and/or information in order to prepare the Board meetings, organize and manage the tasks of the Board and announce the outcome thereof at the General Shareholders’ meeting. He shall watch over the correct operations of the corporate bodies of the Company and especially those of the Board’s Committees.

He shall ensure that the Directors are able to perform their assignments, in particular those that stem from the committees to which they belong.

He shall take care that the formulation and implementation of the principles of the corporate governance of Company are of the highest standard.

The Chairman is the only person who can act and speak on behalf of the Board of Directors.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

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

Article 9	Information of the Chairman and Vice Chairman – Office of the Chairman

The Chairman shall be regularly informed by the Chief Executive Officer of the significant events and positions regarding the activities of the Group; he shall receive all useful information for the performance of the Board’s tasks and those necessary for the establishment of the internal audit’s report.

The Chairman may meet with the external auditors.

The Chairman may attend as advisor the meetings of the Committees of the Board in which he is not member, and may seek their advice on any question that falls within their jurisdiction.

The General Counsel, in his Board Secretary mission, will report to the Chairman. He or she will assist the Chairman in organizing board meetings, shareholders’ meetings and discharging any other duties associated with governance items linked to the nationality of the Company. The Secretary and the Deputy Secretary to the Board permanently attend the Board meetings.

The Vice Chairman of the Board of Directors can exercise the prerogatives stated in this article, within the framework of the missions that may be entrusted to him by the Board of Directors.

Section IV Operating	procedures of the Board

Article 10    Meetings

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

The Board Observers are convened and participate on a consultative basis to the meetings of the Board of Directors as well as of the Committees.

Members of the management can participate, if invited by the CEO, to the Board meetings except during the session dedicated to the reports of the Chairman of the Corporate Governance and Nominating Committee and of the Chairman of the Compensation Committee.

Article 11    Participation

The Directors may participate in the meetings of the Board by means of telecommunication as authorized by the articles of association and by-laws. In such event, they will be considered to be present for the purpose of calculating the applicable quorum and majority requirements except with respect to votes regarding the Company’s statutory financial statements, the yearly consolidated financial statements and the annual report.

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

Article 12    Annual evaluations

The Board shall meet once a year to discuss its operating procedures, after each Board member having answered an evaluation questionnaire. It shall also meet once a year to consider the performance of the Executive Officers of the Company, and no Director who are either officer or employee of the Company shall attend such meetings.

To this effect, the Chairman shall report back to the Board on the CEO annual evaluation according to a model previously determined.

The Board of Directors may, at any time, and at least once every two years, engage an outside consultant to evaluate its performance.

The Board of Directors will be presented with an annual evaluation of the Leadership team members including as to their succession and compensation.

Article 13    Expenses

The members of the Board shall be reimbursed, upon presentation of receipts signed by the Chief Financial Officer for travel expenses as well as for other expenses incurred by them in the interests of the Company.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Section V Information	of the board

Article 14    The Committees

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

The Chairman and the Chief Executive Officer may attend as advisors the meetings of the committees of the Board in which they are not members (except meetings of the Committees dealing with their personal situations).

The meetings of the Committees are open to all Directors who are not members of the Committees subject to informing the Chairman of each Committee beforehand.

Article 15	Right to information from the Executive Officers

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

Article 16    Transparency

The Board of Directors shall ensure the openness of its activities to the shareholders of the Company by presenting each year, in the annual report, a statement regarding its activities during the fiscal year just ended, and regarding the operation of the Board and its committees.

Section VI Role	and actions of the committees

Article 17	Corporate Governance and Nominating Committee

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

The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as for members of the Leadership team.

Article 18    Compensation Committee

The mission of the Compensation Committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the Directors, the executive Directors, that is the Chairman, the Vice Chairman and the Chief Executive, to

consider the long-term compensation mechanisms and specifically the grants of performance shares and stock-options, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

The Chairman and the majority of the members of the Compensation Committee are independent.

Article 19    Audit and Finance Committee

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

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The audit and finance committee shall examine the Company’s debt and equity capitalization and any significant changes related to it.

Article 20    Technology Committee

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

To facilitate attendance, the Directors may attend the meetings by video conference or other means of telecommunication, and in such event, they are taken into account in the calculation of the quorum and majority, except where otherwise provided by law (see Article 11 of the Operating Rules of the Board of Directors in Section 7.1.3.2).

If a Director considers that he is actually or potentially in a conflict of interest situation, he must notify the Chairman of the Board and refrain from voting the corresponding resolution.

Attendance at Board and Committee Meetings in 2014

Meetings of the Board of Directors and Committees in 2014	Board	Audit and Finance Committee	Corporate Gouvernance and Nominating Committee	Compensation Committee	Technology Committee

Mr. Bernard (1)	3	2	2

Mr. Caio (2)	5				3

Mr. Camus	10

Mrs. Cico	10				5

Mr. Combes	10

Mr. Eizenstat	10		5	6

Mrs. Goodman	10	2			5

Mr. Hughes	8	5	3		5

Lady Jay (1)	4		2	3

Mr. Monty	10	4	2

Mrs. Morali (2)	5			3

Mr. Piou	10		5	6	5

Mr. Spinetta	10	5	3	6

Mr. Lapraye	10	5	5	6	4

Mr. Le Dissez	10	5	5	6	5

TOTAL NUMBERS OF MEETINGS:	10	5	5	6	5

OVERALL ATTENDANCE RATE	96%	90%	96%	100%	100%

(1)	Mr. Daniel Bernard and Lady Sylvia Jay were members of the Board of Directors until the Shareholders’ Meeting of May 28, 2014, date on which the positions they held in the Committees of which they were members also ended.

(2)	Mr. Francesco Caio and Mrs. Véronique Morali are members of the Board of Directors since the Shareholders’ Meeting of May 28, 2014.

Board meetings are usually held at the Group’s head office in Boulogne-Billancourt, or in the United States, in Murray Hill (New Jersey), at the head office of Alcatel-Lucent USA Inc. However, meetings can also be held regularly at other sites of the Group with a view of facilitating the dialog between the executives, employees and Directors and enabling the Directors to better understand the wide range of business activities of the Group, as well as the specific challenges the Group is facing in its main markets.

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

CORPORATE GOVERNANCE

Chairman’s corporate governance report

In addition, the meetings of the Board of Directors are usually preceded by a meeting of one or more of the four specialized Committees. In particular, the quarterly Board meetings that prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

The Audit and Finance Committee may invite to its meetings the Chief Financial Officer of the Group and members of his team, as well as the members of the Disclosure Committee, in or out of the presence of the Chairman of the Board of Directors or of the executives of the Group. It may also convene, at the end of each meeting and separately, the head of internal audit and the Statutory Auditors, without the attendance of the executives of the Group.

Due to scheduling issues and the distant location of certain Directors, the Board of Directors tries to arrange for the Audit and Finance Committee meetings and the Board of Directors meetings to take place within two consecutive days, while making sure that the Directors have sufficient time to adequately review the documents and information.

In compliance with the AFEP-MEDEF Code, at the end of most of the Board of Directors’ meetings, the Chairman leads a discussion among the Directors without the attendance of the CEO and of executives and employees invited to attend the meetings.

At the end of most of the Board of Directors’ meetings, the Chairman leads a discussion without the attendance of the CEO and of executives and employees invited to attend the meetings

In this respect, we also comply with the NYSE rules, which stipulate that the Board of Directors must meet regularly without its executive members. In particular, Article 12 of the Operating Rules provides that the Board of Directors shall meet without the Directors who are also executives or employees of the Company in order to assess the performance of the Executive Directors.

Participation in the Committee meetings

The Chairman of the Board of Directors, the CEO and the Directors who are not members of a Committee may attend the meetings with a consultative vote, except for the meetings of the Compensation Committee and the Corporate Governance and Nominating Committee during which their personal situation is being discussed.

Participation of the Board Observers

In accordance with Article 14 of the Alcatel Lucent bylaws, the Board Observers are convened to the meetings of the Board of Directors and they participate on a consultative basis including the meetings of the Corporate Governance and Nominating Committee and of the Compensation Committee. Upon the

recommendations of the Corporate Governance and Nominating Committee, the Board of Directors extended the participation of the Board Observers to the meetings of all the Committees. The Board Observers already participated in the meetings of the Audit and Finance Committee and of the Technology Committee. This participation is in line with the new provisions of the AFEP-MEDEF Code which recommend that a director representing the employees participate in the meetings of the compensation committee.

7.1.3.4  Activity of the Board of Directors in 2014 and early 2015

The Board of Directors met 10 times during fiscal year 2014, with an average attendance rate of 96 % and twice in early 2015, with an attendance rate of 96%. The main topics addressed by the Board of Directors were as follows:

Group strategy and transformation of the Group

The Board of Directors examined the implementation of previously defined strategic guidelines, and the orientations underlying The Shift Plan for 2014 and 2015. Thus, it made sure of the continuation of the transformation of the Group in accordance with The Shift Plan announced on June 19, 2013 and reviewed the main measures taken to ensure the successful adaptation and streamlining of the Group’s structures, procedures, and production resources.

Furthermore, it monitored the sale of our subsidiary LGS Innovations LLC, as well as the sale of Alcatel-Lucent Enterprise to China Huaxin (see Section 4.2 “History and Development”). It also approved clear operational and financial targets, both in terms of results and cash flow generation, in the context of the refocusing implemented by the Leadership team (See Section 7.1.1.3 “The Leadership team and the Management Committee”).

Moreover, the Board was regularly informed about the significant contracts concerning the Group, as well as on the current transactions.

Financial statements and financial position

The Board of Directors reviewed and approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2013, which were then approved at the Shareholders’ Meeting of May 28, 2014. It also approved the Group’s budget for 2015. Moreover, at the Board meeting of February 5, 2015, in accordance with the Audit and Finance Committee’s recommendations and in the presence of the Statutory Auditors, the Board of Directors approved the financial and consolidated financial statements for the fiscal year 2014 which will be submitted to the shareholders for approval at the next Shareholders’ Meeting, scheduled for May 26, 2015. The Board of Directors proposed to allocate the results to the retained earnings account and to maintain the suspension of the distribution of dividends for the fiscal year ended December 31, 2014.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Moreover, after having been informed thereon by the Audit and Finance Committee, the Board of Directors reviewed the cash flow, pension fund management, and the Group’s overall financial situation, as well as the contemplated evolution of the situation.

It examined the risks that the Group is facing and the measures implemented under the Enterprise Risk Management program, and also approved the Chairman’s corporate governance and internal control and risk management reports produced for the fiscal years 2013 and 2014.

On June 1, 2014, the Board of Directors approved the issuance of bonds convertible and/or exchangeable for new or existing shares in two tranches (OCEANE 2019 and 2020).

This financial transaction, which was launched on the same date by the CEO, was part of The Shift Plan and aimed at allowing for the repayment of all or a portion of the Senior Secured Credit Facility in an initial principal amount of US$1,750 million entered into by Alcatel-Lucent USA Inc. on January 30, 2013, and secured by various first-rank pledges. On August 20, 2014, Alcatel Lucent announced the anticipated repayment of the remaining U.S.$1,724 million outstanding of the Senior Secured Credit Facility and the release of all of the related security.

Corporate governance

The Board of Directors continued to oversee the functioning of the Company’s management bodies and to ensure that the Company complies with best corporate governance practices. In 2014, it proposed to the shareholders the nomination of two new Directors: Mrs. Véronique Morali and Mr. Francesco Caio. In 2015, the Board will submit the nomination of Mrs. Sylvia Summers as a new Director to a vote of the shareholders during the Shareholders’ Meeting of May 26, 2015, and the renewal of the terms of office of three Directors (see Section 7.1.2.1 “Principles of corporate governance”).

Pursuant to our Operating Rules, the Board of Directors performed an annual evaluation of its operation at the beginning of 2015, under the supervision of the Corporate Governance and Nominating Committee. The results of this evaluation were examined by the Board of March 13, 2015 (see Section 7.1.2.1 “Principles of corporate governance”). The Board also assessed its operation based on a study carried out by an external consultant during 2014 (see Section 7.1.2.1 “Principles of corporate governance”).

The Board also reviewed, in compliance with the Operating Rules, the independence of the Directors in light of the AFEP-MEDEF Code and the NYSE rules (see Section 7.1.2.1 “Principles of corporate governance”).

The Board of Directors also made sure that shareholders were appropriately informed through a detailed presentation by the CEO and by the Chairman of the Board of Directors on the Group’s situation and its governance during the Shareholders’ Meeting on May 28, 2014. The Board of Directors also made sure that the investors and the public receive appropriate information pursuant to the provisions of the French and U.S. stock exchange regulations.

As in the previous years, the Board of Directors endeavored to ensure that the Company complies with the strictest principles regarding ethics and professional conduct and abides by the rules and regulations applicable in the countries in which it operates. At the CEO’s initiative, like last year, all the employees throughout the Group were asked to acknowledge individually the principles set forth in the Group’s Code of Conduct. In addition, the Board of Directors heard the Monitor appointed in agreement with the French and U.S. authorities in the context of the settlement agreements entered into by our Company with respect to the U.S. anti-corruption legislation (See Section 4.2 “History and Development”) who provided an update of his mission to the Board of Directors with respect to the year 2014. The Monitor met individually with most of the Directors, as well as with the CEO and many other executives of the Group on multiple occasions. He delivered his year 3 report in early 2014, which contained a number of recommendations to improve the Group’s anti-corruption policies and procedures.

The Leadership team and the Monitor had regular exchanges throughout the year 2014 regarding the implementation of his recommendations and the positive progress made by the Company. On December 8, 2014, the Monitor submitted his final report and certified that Alcatel-Lucent’s compliance program, including its specific policies and procedures, is reasonably designed and implemented to prevent and detect violations of anti-corruption laws, as defined in by the deferred prosecution agreement (“DPA”) signed by Alcatel Lucent with the U.S. Department of Justice (“DOJ”) (see Section 3.2 “Legal Risks”). Following receipt of the Monitor’s final report, the DOJ filed a motion to dismiss with prejudice the Foreign Corrupt Practice Act charges underlying the DPA, which the court granted on February 9, 2015.

Human resources and compensation policy

The Board of Directors was regularly informed of the main orientations of the Group’s policy regarding human resources and compensation. In particular, it approved the performance criteria relating to the determination of the variable compensation of employees and executives, and reviewed the global amounts paid as a result.

Also, the Board of Directors determined the performance reviews for the employees and Executive Directors performance share plans and for the stock option plans, and set the Group’s performance criteria and the targets related to the performance criteria (see Chapter 8 “Compensation and long term incentives”). In the context of the new authorization granted by the Shareholders’ Meeting of May 28, 2014, in order to grant performance shares, the Board of Directors decided, during its meeting of September 15, 2014, to create a performance share plan (see Section “8.1.2 Performance shares”).

Moreover, the Board of Directors determined the components of the compensation of Mr. Michel Combes as CEO. It also carried out a performance review of the Performance Units granted in 2013 and 2014 (see Chapter 8 “Compensation and long term incentives”). With respect to the compensation of the Chairman of the Board of Directors, the Board decided to re-examine all of the components of his remuneration, which had remained unchanged since he took office on October 1, 2008. The Board of Directors consequently set his compensation for the fiscal years 2014 and 2015.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

In addition, the Board discussed the policy regarding equal opportunity and compensation for men and women.

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

7.1.4.1  Audit and Finance Committee

The Audit and Finance Committee met five times during fiscal year 2014, with an average attendance rate of 90%, and twice in early 2015, with an attendance rate of 100%.

Members

This Committee comprises no less than four members, at least one of whom must have recognized financial or accounting expertise.

Beyond the requirements of the AFEP-MEDEF Code, the Committee’s operating rules provide that all the Directors who serve on the Committee must be “independent” and that the Committee may not include any executive director (in French, “mandataire social”). Similarly, Directors who hold other executive positions within the Company may not be members of this Committee.

This Committee is comprised of Mr. Jean C. Monty, Mrs. Kim Crawford Goodman (since July 30, 2014), Mr. Louis R. Hughes and Mr. Jean-Cyril Spinetta. All members are independent according to the criteria retained by the Board of Directors, which are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE (See Section 7.1.2 “Principles of organization of our Company’s Management”). Mr. Daniel Bernard was also part of this Committee until the Shareholders’ Meeting of May 28, 2014. Mr. Gilles Le Dissez and Mr. Bertrand Lapraye, Board Observers, also participate in the works of the Committee. On March 13, 2015, the Board of Directors confirmed Mr. Jean C. Monty as the financial expert of the Audit and Finance Committee.

Role

The main areas of activity of the Committee relate to:

•	the financial statements,

•	the internal control and risk management,

•	the financial situation, as well as the relations with our Statutory Auditors.

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

Pursuant to Rule 10A-3, each member of the audit committee must be independent in accordance with the SEC criteria. The Audit and Finance Committee currently comprises four independent members in compliance with the above-mentioned provision. In addition, Rule 10A-3 provides that the audit committee must have direct responsibility for the appointment, compensation and choice of the statutory auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. The Group believes that its Audit and Finance Committee is currently compliant with Rule 10A-3. However, it should be noted that under French law, the appointment of the statutory auditors must be decided by the shareholders at the Shareholders’ Meeting. Additionally, French law requires listed companies to appoint two sets of principal Statutory Auditors and two sets of alternate Statutory Auditors. They are appointed for six fiscal years and can only be revoked by a court ruling for professional negligence or incapacity to perform their duties. These rules are compatible with the Exchange Act.

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

The Committee reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements, as well as the proper accounting treatment of the significant transactions at the Group level.

The Committee reviews the scope of consolidation and, where relevant, the reasons why certain companies should not be consolidated.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

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

The Committee’s work in 2014 and early 2015

At each meeting, the Committee was briefed by the Chief Financial Officer and the Statutory Auditors and reviewed, in the Statutory Auditors’ presence, the key points discussed with the Chief Financial Officer during the preparation of the financial statements.

The Committee conducted a review of the Company and consolidated financial statements for fiscal years 2013 and 2014 and the half-year and quarterly consolidated financial statements for fiscal year 2014. It also performed a specific review of certain notes to the financial statements. To prepare for this review, the Committee relied in particular on the work of the Disclosure Committee created to ensure the reliability of the information disclosed by the Group.

On several occasions, the Committee has considered the consequences of the main agreements and other commitments of the Group, and the major elements of its financial position, in particular its capitalization, its debt and the status of its pension funds. To this end, the Committee has issued recommendations in 2014 on various projects of financial transactions by the Company (see Section 7.1.3.4 “Activity of the Board of Directors in 2014 and early 2015”) or its subsidiary Alcatel Lucent USA Inc., under The Shift Plan, in particular: The issuance of OCEANE 2019 and 2020 for an amount of €1,148 million, the redemption of the OCEANE 2016 and the early reimbursement of the remaining outstanding amount under the Senior Secured Credit Facility, entered into on January 30, 2013.

The Committee also reviewed the Group’s budget for 2015 and the draft resolutions relating to the financial authorizations to be submitted to the shareholders at the Shareholders’ Meeting on May 26, 2015. It also reviewed the financial sections of the reference document and the 20-F Form for 2013 and for 2014, as well as parts of the report of the Chairman of the Board of Directors on internal control and risk management, particularly those related to accounting and financial reporting.

The Committee ensured the effectiveness of internal control procedures put in place by the Group. To this effect, at regular intervals, the Committee monitored the progress made during the certification process required by Section 404 of the Sarbanes-Oxley Act. It also received the Internal Audit Department’s annual report for 2013 and for 2014, as well as the internal audit plans for 2014 and 2015. It assessed the internal and external auditors’ report to ensure the effectiveness of internal control systems set up by the Group.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Finally, the Committee reviewed the Statutory Auditors’ reports and participated in the determination of the Statutory Auditors’ fees. The Committee was also briefed by the Chief Compliance Officer on the compliance programs set up for 2013 and 2014 and on the objectives set for 2015. The Committee also invited the Monitor to participate to one of its meetings and heard his recommendations.

7.1.4.2   Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met 5 times during fiscal year 2014, with an attendance rate of 96%, and twice in early 2015, with an attendance rate of 90%.

Members

Beyond the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee’s operating rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent. The members of the Committee are Mr. Jean-Cyril Spinetta, Chairman since July 30, 2014, Mr. Stuart E. Eizenstat, Mr. Louis R. Hughes (since July 30, 2014), Mr. Jean C. Monty (since July 30, 2014) and Mr. Olivier Piou. All members are independent Directors under French standards. Lady Sylvia Jay and Mr. Daniel Bernard were also members of the Committee until the Shareholders’ Meeting of May 28, 2014. Pursuant to the operating rules of the Committee, the Chairman of the Board and the Chief Executive Officer may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

Role

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

•	review questions related to the composition, organization and operation of the Board of Directors and its Committees;

•	identify and propose to the Board individuals who are qualified to hold the position of Director and serve on Committees;

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company;

•	oversee the evaluations of the Board and of its Committees;

•	study matters of compliance in joint session with the Audit and Finance Committee ;

•	review different elements of the Human Resources policy and the Group’s CSR policy in joint session with the Compensation Committee; and

•	review succession plans for the CEO and other senior officers of the Group (Leadership Team).

The Committee’s work in 2014 and early 2015

Pursuant to its operating rules, the Committee was in charge of a number of issues during the fiscal year 2014 and early 2015 with respect, in particular, to the composition of the Board of Directors, the modified composition of the Committees and the Board’s annual assessment.

In the context of the renewals of the mandate of some of the Directors, the Committee studied the situation of each Director whose term of office was due to end at the Shareholders’ Meeting of May 28, 2014 and thus proposed: (i) the renewal of the terms of office of Mrs. Kim Crawford Goodman and Mr. Jean-Cyril Spinetta and (ii) the appointment of Mrs. Véronique Morali and Mr. Francesco Caio as Directors for a three-year term, that is, until the end of the Shareholders’ Meeting which will be called to approve the financial statements for fiscal year ending December 31, 2016.

The Committee proposed the renewal of each of the three Directors whose terms of office are due to expire at the Shareholders’ Meeting to be held on May 26, 2015, namely Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou. The Committee has also started the selection process for a new Director (see Section 7.1.2.1 “Principles of corporate governance”).

The Committee also reviewed the independence of the Directors in light of the AFEP-MEDEF Code and the NYSE rules (see Section 7.1.2.1 “Principles of corporate governance”).

In addition, it reviewed the performance criteria of the performance share plans for Mr. Philippe Camus and presented its recommendations to the Board of Directors (Chapter 8 “Compensation and long-term incentives”).

In the course of joint sessions with the Compensation Committee, it reviewed questions related to diversity and talent strategy and the question of the succession of the members of the Leadership team.

7.1.4.3   Compensation Committee

The Compensation Committee met 6 times during fiscal year 2014 with an attendance rate of 100% and twice in 2015 with an attendance rate of 88%.

Members

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Jean-Cyril Spinetta (Chairman), Mrs. Véronique Morali (since July 30, 2014), Mr. Stuart E. Eizenstat and Mr. Olivier Piou. All members are independent Directors under French standards. Lady Sylvia Jay was also part of this Committee until the Shareholders’ Meeting of May 28, 2014. Pursuant to the operating rules of the Committee, the Chairman of the Board and the Chief Executive Officer may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Role

The roles of the Compensation Committee, as defined by the Board of Directors’ Operating Rules, are as follows:

•	To develop and make proposals to the Board of Directors, with respect to the compensation of the Directors, the Chairman, the CEO, and the key executives and the members of the Management Committee;

•	To review the proposals of the Senior Management concerning long-term compensation including, in particular, performance share grants and grants of stock options and other profit-sharing schemes linked to the Company’s share price to employees and senior officers of the Group;

•	To propose to the Committee the implementation of plans and to make recommendations on the conditions of these long-term instruments (vesting conditions, attendance and performance);

•	To review the performance of the implemented long-term compensation instruments and provide a situation update to the Committee;

•	To review any proposal to increase the capital of the Company reserved to employees;

•	To review the different sections of the Human Resources policy and the Group’s CSR policy in joint session with the Corporate Governance and Nominating Committee.

The Committee’s work in 2014 and early 2015

The Committee reviewed the components of the Company’s long-term compensation policy, which consists in performance shares and stock option grants. In this regard, it recommended the renewal, at the Shareholders’ Meeting of May 28, 2014, of the two authorizations relating to the grant of performance shares and stock options which had expired on August 1, 2013. To this effect, the Committee formulated a set of recommendations regarding the conditions of these plans including the vesting period and the performance criteria governing all performance share grants and all grants of stock options to the Leadership Team. In September 2014, it approved the implementation of a plan to grant performance shares to 4,641 people. The performance criteria applicable to the previous performance share and stock option plans were reviewed by the Committee.

The Committee also approved the criteria and the objectives related to the Company’s new variable compensation plan (Achievement Bonus Plan - ABP) for fiscal year 2014, as defined by the leadership of the Company. It reviewed the components of the compensation of the Chairman of the Board of Directors and the Chief Executive Officer for the fiscal years 2013 and 2014, in particular concerning the Chief Executive Officer’s variable compensation and the performance criteria which condition the vesting of his Performance Units.

The Committee analyzed certain Group-level human resources matters such as compensation policy and, during joint sessions with the Corporate Governance and Nominating Committee,

looked at development strategy for key individuals and policy concerning professional and compensation equality.

Finally, the Committee analyzed the information related to the compensation of the Executive Directors and the members of the Management Committee prior to the publication of this information in this document (Section 8.2 “Status of the Executive Directors and Officers”).

7.1.4.4   Technology Committee

The Technology Committee met five times during the fiscal year 2014 with an attendance rate of the Directors of 100% and once in 2015 with an attendance rate of the Directors of 100%.

Members

The Technology Committee consists of Mr. Louis R. Hughes (Chairman), Mrs. Carla Cico, Mrs. Kim Crawford Goodman, Mr. Francesco Caio (since July 30, 2014), Mr. Olivier Piou and Mr. Phillippe Keryer (member who is not a Director, in charge of the Group strategy and innovation). Mr. Lapraye and Mr. Le Dissez participate in the meetings of the Committee as Board Observers.

Role

The roles of the Committee, as defined by the Board of Directors’ Operating Rules, are as follows:

•	to review the major technological options that are the basis of the research and development work (R&D) and the launch of new products;

•	to be kept informed of the development of Alcatel Lucent’s scientific and technical cooperation projects put in place by Alcatel Lucent with academia and research groups;

•	to review R&D expenses, the risks associated with the R&D programs and the associated mitigation plans, technology trends and disruptive threats or opportunities;

•	to benchmark competitors to evaluate the Group’s R&D efficiency and cost.

The Committee makes recommendations to the Board of Directors on the following points:

•	Product strategy and performance (market share, quality of service and action plan);

•	Program management;

•	Allocation of funds for research and development;

•	Long-term technology strategy and opportunities for innovation.

The Committee’s work in 2014 and early 2015

At these meetings, the Committee discussed the strategic vision for Alcatel Lucent at the horizon 2020 and linked it to the Group’s technological positioning on the main markets in which

CORPORATE GOVERNANCE

Chairman’s corporate governance report

it operates (Strategic Vision 2020, Tech Symposium). It reviewed the Group’s product portfolio and, in particular, the product portfolios of certain segments. Particular attention was given to the repositioning of research activities at Bell Labs (Future X projects, Bell Labs prize). The Committee reviewed in detail some of the Group’s key projects such as partnership strategy, 5G strategy, progress in the field of Cloud computing and the virtualization of networks. Finally, the Committee undertook a series of profile reviews and reviews of the strategic positioning of some of our competitors.

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

(ii)	a termination benefit, the amount of which will be equal to one year of base salary (fixed and target variable remuneration), subject to performance conditions as required by law.

1.	The pension commitment mentioned above is subject to the following performance conditions:

•	three quantitative criteria, weighted cumulatively at 75% (individually 25% each), corresponding to the evolution of

(i) revenue, (ii) operating income (loss) and (iii) the Alcatel Lucent share price in comparison with previous fiscal years compared with a representative sample of companies in the sector consistent with the sample used for the stock options and performance shares plans,

•	two qualitative criteria, weighted together at 25% (individually 12.5% each), corresponding to the execution of the Performance Program and the evolution of the customer satisfaction index.

Over the reference period:

•	If the global performance score is above 85%: the beneficiary will be entitled to 100% of the rights with respect to this commitment;

•	If the global performance score is between 50% and 85%: the beneficiary will be entitled to 75% of the rights with respect to this commitment;

•	If the global performance score is between 25% and 50%: the beneficiary will be entitled to 50% of the rights with respect to this commitment;

•	If the global performance score is less than 25%: the beneficiary will not be entitled to any right with respect to this commitment.

2.	The termination benefit is subject to a performance condition set in relation to Alcatel Lucent’s situation consisting in positive Free Cash Flow for at least one fiscal year from now until the end of Mr. Michel Combes’ mandate as CEO, as reported by the Company in its audited financial statements. The breakdown of Free Cash Flow is reported in Note 32-b of the 2013 audited consolidated financial statements. It corresponds to the net cash provided (or used) by operating activities (including restructuring cash outlays and contribution and benefits paid on pensions and post-employment benefits) reduced by capital expenditures. This performance condition can be either entirely fulfilled (at 100%), or not fulfilled (0%).

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

No termination benefit will be due in the following cases: if Mr. Michel Combes (i) is terminated for gross negligence or

7

CORPORATE GOVERNANCE

Regulated agreements

willful misconduct, (ii) leaves the Company on his own initiative, (iii) changes position within the Group, or (iv) upon his departure, has the ability to claim his pension rights within a short time period.

These commitments were the subject of a Statutory Auditors’ special report and were approved by the shareholders at the Shareholders’ Meeting on May 7, 2013.

The Board of Directors proceeded with the annual review in 2015 of the regulated agreements authorized and entered into during previous fiscal years and noted that the commitments in favor of Mr. Michel Combes at the time of his appointment as CEO continue to be consistent with the interest of the Company and do not raise any particular comments.

Related party transactions

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2012, 2013 and 2014 are presented in Note 29 to the consolidated financial statements “Related party transactions.”

These transactions mainly concern jointly controlled entities (consolidated using proportional consolidation) and companies consolidated using the equity method.

7.3	Alcatel Lucent Code of Conduct

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

In 2014, in order to continue to enhance our employees’ awareness of international good conduct rules, we requested each employee to get reacquainted with and approve the Code of Conduct. This requirement was extended to non-employee contract workers (temporary workers, interns and apprentices).

In the first quarter of 2015, the Company implemented a new program called “Conducting Business with Integrity” which states the main standards of conduct and which specifies the importance of conducting business with integrity. The program requires that all employees, as well as all temporary workers, interns and apprentices review the Code, applicable laws and the Company’s policies and procedures in order to carry out their responsibilities in the name and on behalf of the Company.

The “Code of Ethics for Senior Financial Officers” of 2004, which applies to our CEO, Chief Financial Officer and Corporate Controller, is available on our website. This Code supplements the Code of Conduct mentioned above, which also applies to these senior financial officers.

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

The Alcatel Lucent Ethics and Compliance Council was established in February 2007 and is comprised of the Chief Compliance Officer and the representatives of the following departments: Law, Audit and Finance, Human Resources & Transformation, Communications, Business & Information Technology Transformation, Procurement & Design-To-Cost, Public Affairs, Corporate Security, Global Delivery and the Office of Business Integrity & Compliance. This Council meets on a quarterly basis and is responsible for overseeing the strategic design and implementation at the Group level of an integrated and robust ethics and compliance system.

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

Compensation and long-term incentives	8

8.1	Long-term compensation mechanisms	118

8.2	Status of the Executive Directors and officers	129

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

Section 8.1 “Long-term compensation mechanisms’’ deals with the general principles applicable to the long-term benefits for employees and management of the Group. The status of the

Officers and Executive Directors, including with respect to their compensation, is more specifically dealt with in Section 8.2 “Status of the Executive Directors and Officers”.

8.1	Long-term compensation mechanisms

8.1.1	General principles

The purpose of the compensation and long-term profit-sharing mechanisms in the Company’s capital is to involve employees and managers in the development goals of Alcatel Lucent, in the interest of the Group and its shareholders. The main instruments used in this context until now have been the grant of performance shares and stock options, as well as the implementation of profit-sharing agreements and employee savings plans in France.

Grant policy for performance shares and stock options

The grants of performance shares and stock options are decided each year by the Board of Directors at the recommendation of the Senior Management and after review by the Compensation Committee. They are part of the long-term compensation policy of the Company, which serves several purposes: to involve employees in the Group’s results; to encourage and reward individual performance; to attract and retain talent in a highly competitive industry, where recourse to such incentives is widespread.

This compensation policy applies globally, but takes into account the different practices and specificities of the regulations applicable in each country. Further to the changes in French legislation in this area, in 2014 the Group was able to align the conditions applicable in France and in the other countries. The main characteristics of the plans satisfy the increased demands from the market.

Performance conditions

Every year, the Board of Directors determines the terms and conditions of the plans, and in particular the performance criteria attached to the grants of performance shares and stock options.

The Board of Directors chose to subordinate the grant of performance shares to a single quantitative criterion. This criterion refers to the comparison between the evolution of the Alcatel Lucent share price and the share price of a representative panel of 10 solution and service providers in the telecommunications equipment sector. With respect to the grant of stock options to the Executive Directors and Officers, a single performance criterion has also been selected and is based on the Free Cash Flow.

Performance criteria have remained unchanged since 2011; only the vesting conditions have been modified following the renewal of the authorizations at the Shareholders’ Meeting of May 28, 2014, allowing the grant to employees of performance shares and of stock options or share purchase options.

The table below reflects the current performance criteria applicable to performance share and stock option plans.

	Employees	Leadership Team

Performance shares	Performance of Alcatel Lucent’s share applied to 100% of the grant	Performance of Alcatel Lucent’s share applied to 100% of the grant
Stock options (1)	Not subject to performance condition	Free Cash Flow’s evolution applied to 100% of the grant

(1)	No grant of stock options to employees in 2014 or to the Leadership team in 2013 and 2014.

Gradual vesting and presence

The vesting conditions of stock options and performance shares were reconsidered in 2014 in order to meet new challenges of a telecommunications industry which continues to be particularly competitive, specially in the United States where the compensation practices of the Silicon Valley companies are particularly aggressive.

In this context, the Company proceeded to make two major changes, on the one hand by harmonizing the conditions between the French employees and those in other countries,

and, on the other hand, by adopting the principle of a gradual vesting for 50% of the rights at the end of an initial 2-year period, in order to reinforce the notion of loyalty and long-term encouragement.

Therefore, with regard to stock options, the vesting period is now of 3 years for all recipients regardless of the Group company that employs them (see Section 8.1.5 “Stock options”):

•	An initial vesting period of 2 years at the end of which the recipient acquires 50% of the rights provided that he/she is present in the Company at the end of these two years;

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

•	followed by a second vesting period, which corresponds to the third year, and at the end of which the recipient acquires the remaining 50% of the rights provided that he/she is present in the Company at the end of this third year.

New stock option plans

Stock option plans prior to 2014

With regard to performance shares, the total vesting period is 4 years for all recipients regardless of the Group company that employs them (see Section 8.1.2 “Performance shares”):

•	The satisfaction of the presence condition is determined at the end of the first period of 2 years (years 1 and 2) for 50% of the initial grant, and at the end of the second period of 2 years (years 3 and 4) for the remaining 50%;

•	the satisfaction of the performance condition is determined at the end of the same first 2-year period, as well as at the end of the 4-year vesting period.

New performance share plans

Performance share plans prior to 2014

Use of authorizations

Two authorizations were adopted at the Shareholders’ Meeting of May 28, 2014 allowing Alcatel Lucent’s Board of Directors to grant performance shares and stock options over a period of 38 months. Each authorization is limited to 2% of the capital, that is, a maximum of 4%. Regarding the plans implemented pursuant to these new authorizations, all grants of performance shares for all recipients will be subject to performance criteria; the same principle applies to all stock options granted to the members of the Leadership team.

Use: 0.37% of the overall authorization of 4% of the capital*

Only performance shares were granted during fiscal year 2014 pursuant to the new authorizations adopted by the shareholders at the Shareholders’ Meeting of May 28, 2014, in an amount of 10.47 million shares. This represents 0.37% of the Company’s capital,* with grants to employees representing 0.35% and grants to the Leadership team representing 0.02%.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

Breakdown of performance shares granted in 2014, in percentage of the share capital*

*	The reference share capital is the share capital at December 31, 2014.

Readjustment of the grants and stabilization of the dilutive effects

During recent years, the Company has gradually given priority to the grant of performance shares over stock options.

As of December 31, 2014, the volume of stock options and performance shares in circulation, that is, 151.6 million securities (after adjustment), represents 4.18% of the diluted capital of Alcatel Lucent (see Section 10.2 “Capital”) and 5.38% of its capital. As of March 28, 2015, at the end of the exercise period for the stock option plan of March 28, 2007 (19.7 million stock options in circulation as of December 31, 2014, after adjustment), the volume of stock options and performance shares in circulation will only represent 3.64% of Alcatel Lucent’s diluted capital and 4.68% of its capital.

Following the capital increase with preferential subscription rights completed on December 9, 2013, the conversion mechanism of the securities was adjusted in order to preserve the rights of the recipients of stock options and of the owners of securities giving access to the Company’s capital. This Chapter therefore reports on the number of securities and the exercise price of the stock options before and/or after adjustment for plans prior to the above-mentioned capital increase.

With respect to the flows, the total volume of annual grants of performance shares and stock options was 21.9 million in 2012, 24.8 million in 2013 (before adjustment) and 10.47 million in 2014. The average grant rate, or “average burn rate,” corresponds to the average number of grants of performance shares and stock options within one year. The “historical burn rate” is calculated on the average of the last three grants and represents 19.05 million shares annually, that is, approximately 0.68% of the capital at December 31, 2014.

Average annual grant rate in percentage of the share capital

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

8.1.2	Performance shares

For all recipients, the acquisition of performance shares is subject to the recipient’s presence in the Group and to a performance condition, over a gradual vesting period of 4 years. Performance shares are no longer subject to a minimum holding period.

Characteristics of the new grants

Plan of September 15, 2014. The Board of Directors authorized the granting of 10,466,473 performance shares to 4,641 employees and officers of the Group, subject to the fulfillment of a presence condition and the performance criterion based on the Alcatel Lucent share price as described below. This plan includes a grant of 495,000 performance shares to the members of the Leadership team, excluding the CEO.

Gradual vesting and presence of the recipient: The rights of the recipient are acquired at the end of an overall vesting period of 4 years, subject to a presence condition and a performance condition:

•	the satisfaction of the presence condition is determined at the end of a first period of 2 years (years 1 and 2) for 50% of the initial grant, and at the end of the second period of 2 years (years 3 and 4) for the remaining 50%;

•	the satisfaction of the performance condition is determined at the end of the same first 2 year period, as well as at the end of the 4-year vesting period; if the performance level at the end of the 4 years is greater than that noted at the end of the first 2 year period, this performance level at the end of the 4 years will be applied to the entire grant.

The shares are available at the end of the fourth year following the grant.

Performance criterion of the Alcatel Lucent share price: The evolution of the Alcatel Lucent share price is measured against a representative panel of 10 solutions and services providers in the telecommunication equipment sector. This reference panel may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. Since the plan of September 15, 2014, the panel consists of the following companies: Adtran, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE. Amdocs and CommScope replaced F5 Networks and Motorola Solutions Inc., the activities of which now differ more from those of the Group. The number of shares definitively acquired depends on the performance of the Alcatel Lucent share price compared with the shares of the companies in the reference panel over the same period, with a heightened performance requirement for the Leadership team.

Determination of performance level: At the time of the grant, the initial reference share price of Alcatel Lucent and of each of the companies of the panel is respectively determined as being equal to the average of the 20 opening prices preceding the grant date (the “Initial Reference Share Price”). At the end of each comparison period, the reference share price will be determined using the same method for Alcatel Lucent and for the companies of the panel, that is, the average of the 20 opening prices preceding the end date of the comparison period (the “Final Reference Share Price”). For Alcatel Lucent as well as for each company of the reference panel, the ratio used to assess the performance condition is calculated by dividing the Final Reference Share Price by the Initial Reference Share Price.

Evaluation of the performance for the recipients who are Group employees: The performance is evaluated at the end of each 2-year period, the definitive acquisition being subject to the satisfaction of the presence condition and to the final evaluation at the end of the 4-year vesting period mentioned above:

•	if the Alcatel Lucent share price significantly underperforms compared to the share prices of the companies in the panel (difference of at least 40% compared to the median), no shares will be vested for the relevant period;

•	if the Alcatel Lucent share price performs as well as the share prices of the companies in the panel, measured based on the median, 100% of the shares relating to the relevant period will be vested;

•	between these two limits, the number of shares vested will be linearly proportional.

Evaluation of the performance for the members of the Leadership team: The performance is evaluated at the end of each 2-year period, the definitive acquisition being subject to the satisfaction of the presence condition and to the final evaluation at the end of the 4-year vesting period mentioned above. The calculation method will be the same as that used for employees of the Group, with a higher performance condition:

•	if the Alcatel Lucent share price underperforms compared to the share prices of the companies in the panel (its evolution is below the median of the panel), no rights will be vested;

•	if the Alcatel Lucent share price performs as well as the share prices of the companies in the panel (its evolution is equal to the median of the panel), 75% of the rights relating to the relevant period will be vested;

•	if the Alcatel Lucent share price outperforms the share price of the companies in the panel by at least 10% compared with the median, 100% of the rights granted with respect to the relevant period will be vested ;

•	between these two limits (median and median + 10%), the number of shares vested will be linearly proportional, from 75% to 100%.

The Board of Directors will determine, on the basis of an analysis validated by an audit firm contracted for this purpose, whether or not the performance conditions described above have been satisfied.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

Conditions of presence and performance from 2011 to 2013

The vesting depends on the presence of the recipient as an employee after a 2-year period from the date of the grant and on the performance of the Alcatel Lucent share price, measured against the share price of a representative panel of 10 solutions and services providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Motorola Solutions Inc., Nokia and ZTE).

The performance of the Alcatel Lucent share price is measured against the share price of a representative panel of 10 solutions and services providers in the telecommunications equipment sector

As a reminder, the initial list of 14 providers as defined in 2009 was revised as a result of structural operations that ended the listing of the shares of Nortel in 2009, ADC Telecom in late 2010, Comverse in early 2013 and Tellabs at the end of 2013. The reference price is calculated, for the Alcatel Lucent share, based on the average opening price on the Euronext Paris exchange for the 20 trading days preceding the end of each 1-year period, and for the shares of the other issuers, on a similar basis on the main exchange where they are listed.

For all recipients who are Group employees - regardless of which legal entity employs them - vested performance shares are available at the end of the fourth year following the grant.

Performance condition. The evolution of the Alcatel Lucent share price and that of the other issuers is measured after each of the two initial 1-year periods for all recipients (Periods 1 to 2). For recipients employed by one of the Group’s companies based outside France, a third review of the performance of the Alcatel Lucent share price is conducted at the end of the fourth year to determine whether the rights calculated with respect to the first 2 years are definitively acquired at the end of the vesting period, that is, at the end of the fourth year. For recipients employed by one of the Group’s companies based in France, there is no additional performance review but an additional holding period of 2 years is required so that the performance shares become available at the end of the fourth year following the grant, as for recipients who are employees of one of the Group’s companies based outside of France.

Reference Periods 1 to 2. Depending on the Alcatel Lucent share price’s ranking compared with that of other issuers in the panel, a coefficient ranging from 0% to 100% is used to calculate the number of shares vested during the first and the second periods. The Board of Directors determines, on the basis of an analysis validated each year by an audit firm contracted for this purpose, whether or not the performance condition has been satisfied (see Section 8.1.3 “Performance reviews for the performance share plans”).

The coefficient used for the second period applies to the balance of rights that have not vested during the first period. No rights vest if the Alcatel Lucent share price is the last in this ranking. The number of performance shares finally vested for recipients who are Group employees in France at the end of the

2-year vesting period amounts to the total number of the vested shares in the 1st and the 2nd years.

Reference Periods 1 to 4. With respect to recipients who are employees of the Group’s companies based outside France, the final number of shares vested will be determined at the end of the 4-year vesting period; the reference price of the Alcatel Lucent share and of the shares of the other issuers in the representative panel, as determined on the grant date, will be compared to the average of their reference share prices measured at each anniversary date of the grant date in order to establish a ranking of the performance of the Alcatel Lucent share price and of the share prices of the other issuers. If the Alcatel Lucent share price is not ranked in last position, the total number of shares as determined at the end of the reference periods 1 to 2 will be definitively vested.

Achievement levels observed in fiscal years 2014 and 2015. With respect to the March 16, 2011 plan, which includes 9,939,786 performance shares (before adjustment) for 8,177 recipients, it is noted that 816,552 Alcatel Lucent shares (before adjustment) were previously issued to 956 employees of the Group’s companies based in France on the second anniversary date of the plan, based on an achievement level of 50%. For recipients who are employees of the Group’s companies based outside France, the last performance review is scheduled on the 4th anniversary date of the plan and will determine whether the rights acquired at the end of the first two periods (50%) are definitively vested at the end of the vesting period.

At its meeting of March 13, 2015, the Board of Directors determined, consistent with the provisions mentioned above, that the Alcatel Lucent share price ranks 8th in comparison with the shares of the issuers in the panel, and that consequently, since the Alcatel Lucent share is not ranked last, the achievement level of 50% obtained at the end of Period 2 is to be used to determine the number of rights of the 6,109 recipients who are employees of companies based outside France, which results in a total of 3,771,094 performance shares definitively vested for the benefit of those employees.

With respect to the March 14, 2012 plan which includes 10,474,215 performance shares (before adjustment) granted to 7,936 recipients, the ranking and the coefficient at the end of the performance review carried out on March 13, 2014 are 1 and 100% respectively, which translates into a global achievement level of 100% at the end of the 2-year vesting period for the recipient employees of the Group’s companies based in France. A total of 1,830,056 Alcatel Lucent shares (after adjustment) were issued to 885 recipients who were employees of the Group’s companies based in France and who were present on the second anniversary date of the plan (except in case of death or disability). No rights will be vested before the end of the 4-year vesting period (March 14, 2016) to recipients who are employees of the Group’s companies based outside France.

With respect to the July 12, 2013 plan, which includes 2,368,500 performance shares (before adjustment) granted to 47 recipients, the ranking and coefficient at the end of the performance review carried out on July 29, 2014, are 3 and 75%, respectively. The results of the 2015 performance review will be released on the anniversary date of the grant (a date which is after the filing of this annual report) and will be reported on the Alcatel Lucent website.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

Presence and performance conditions prior to 2011

The acquisition of performance shares for the March 17, 2010 plan depends not only on the presence of the recipient as an employee in the Group for a 2-year period starting at the date of the grant, but also on the satisfaction of the Group’s annual targets for a period of 2 or 4 years, depending on whether the recipient is an employee of the Group’s companies based in France (2 years) or outside of France (4 years).

Performance condition. The criterion chosen for the performance condition of the March 17, 2010 plan is the same as the one chosen in 2010 for the Global Annual Incentive Plan (AIP), that is, the Group’s operating income, with precisely-defined achievement levels.

Reference periods. The satisfaction of this performance criterion is assessed at the end of each period corresponding to the successive fiscal years. For the recipients who are employees of the Group’s companies based in France, the achievement level of the performance criterion is calculated at the end of a 2-year period on the basis of the performance rates for each fiscal year (Periods 1 to 2). For the recipients who are employees of the Group’s companies based outside France, the achievement level is calculated at the end of a 4-year period on the basis of the performance rates for each fiscal year (Periods 1 to 4). The performance rates are reported each year in the plan performance reviews (see Section 8.1.3 “Performance reviews for the performance share plans”).

Achievement level observed for fiscal year 2014. With respect to the March 17, 2010 plan, that includes 7,114,502 performance shares (before adjustment) for 10,952 recipients, at the end of the performance review of March 14, 2014, the Board of Directors, on March 19, 2014, noted an achievement level of 0% with respect to fiscal year 2013, that is, a global achievement level of 41.63% at the end of the 4-year vesting period, representing 2,392,688 Alcatel Lucent performance shares acquired by the 8,221 recipients who are employees of the Group’s companies outside France and who were present on the second anniversary date of the plan (except in case of death or disability). As a reminder, 975,109 Alcatel Lucent shares were issued to 1,399 employees of the Group’s companies based in France on the second anniversary date of the plan, based on a global achievement level of 83.25%.

8.1.3	Performance reviews for the performance share plans

The following plans were subject to a performance review during fiscal year 2014:

			Performance review				Level of achievement
Date of plan	Performance criterion	Weighting	Period 1	Period 2	Period 3	Period 4	Periods 1 to 2	Periods 1 to 4

03/17/2010	Group’s operating income	100%	84%	82.5%	0%	0%	83.25%	41.63%

03/16/2011	Alcatel Lucent share price performance	100%	0% Rank 13	50% Rank 10	_	50% Rank 8	50%	50%

03/14/2012	Alcatel Lucent share price performance	100%	50% Rank 9	100% Rank 1	_		100%

07/12/2013	Alcatel Lucent share price performance	100%	75% Rank 3	_ (1)

(1)	The results of the 2015 performance review will be released on the anniversary date of the grant (a date which is after the filing of this annual report) and will be reported on the Alcatel Lucent website.

For details on the performance criteria, performance monitoring and the level achieved: See Section 8.1.2 “Performance shares”.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

8.1.4	Summary table for the performance share plans

History of the performance share plans at December 31, 2014

	Number of performance shares						Total number of recipients	Performance conditions	Vesting date of shares(2)	Adjusted number of vested shares		Availability date
	Total number of shares		Shares granted to Executive Directors		Shares granted to the Leadership team
Date du plan	before adjustment	after adjustment(1)	before adjustment	after adjustment(1)	before adjustment	after adjustment(1)

09/17/2008	100,000		100,000 (Chairman of Board of Directors)				1	2 financial criteria and 1 qualitative criterion	03/11/2010	100,000		03/11/2012

10/29/2008	250,000		250,000 (CEO)				1	2 financial criteria and 1 qualitative criterion	02/10/2011	250,000		02/10/2013

03/18/2009	200,000		200,000 (Chairman of Board of Directors)				1	3 financial criteria and 1 qualitative criterion	03/18/2011	200,000		03/18/2013

03/18/2009	6,782,956	6,795,154			866,658		11,075	3 financial criteria	03/18/2011 or 03/18/2013	2,198,373		03/18/2013

03/17/2010	200,000		200,000 (Chairman of Board of Directors)				1	1 financial criterion and 1 qualitative criterion	03/17/2012	200,000		03/17/2014

03/17/2010	7,114,502	7,439,815			806,663	835,822	10,952	1 financial criterion	03/17/2012 or 03/17/2014	3,377,414		03/17/2014

03/16/2011	200,000		200,000 (Chairman of Board of Directors)				1	Share price performance and 1 qualitative criterion	03/16/2013	170,000		03/16/2015

03/16/2011	9,939,786	10,386,596			1,400,000	1,451,112	8,177	Share price performance	03/16/2013 or 03/16/2015	827,730		03/16/2015

03/14/2012	200,000	211,352	200,000 (Chairman of Board of Directors)	211,352			1	Share price performance and 1 qualitative criterion	03/14/2014	211,352		03/14/2016

03/14/2012	10,474,215	11,033,036			1,000,000	1,051,100	7,936	Share price performance	03/14/2014 or 03/14/2016	1,842,528		03/14/2016

07/12/2013	2,368,500	2,502,997			966,000	1,020,858	47	Share price performance	07/12/2015 or 07/12/2017		(3)	07/12/2017

09/15/2014	-	10,466,473			-	495,000	4,641	Share price performance	09/15/2016 and 09/15/2018	-		09/15/2018

TOTAL	37,829,959	48,835,423	1,150,000	1,161,352	5,039,321	4,853,892	42,834			9,377,397

(1)	In the context of the capital increase with preferential subscription rights dated December 9, 2013, the rights of the beneficiaries of stock options and performance shares were preserved through an adjustment of the conversion mechanism. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each beneficiary, rounded up to the next whole number and (ii) to the exercise price of the stock option plans, by division, rounded up to three decimal places. Depending on system constraints specific to banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already been vested or cancelled.

(2)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgment, at the end of the vesting period, that the presence and performance conditions have been met.

(3)	The results of the 2015 performance review will be released on the anniversary date of the grant (a date which is after the filing of this annual report) and will be reported on the Alcatel Lucent internet website.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

8.1.5	Stock options

Like the performance shares, the stock option mechanism introduces gradual partial vesting over two successive periods. The vesting of the stock options is subject to the recipient’s presence in the Group at the end of an initial 2-year period and of a second 1-year period. A performance condition applies, but only to the Executive Directors and members of the Leadership team.

Characteristics of the new grants

The Board of Directors did not grant any stock option for fiscal year 2014, but it did determine the main characteristics of future plans that may be put in place by using the authorizations granted at the Shareholders’ Meeting of May 28, 2014.

Gradual vesting

The recipients would gradually acquire rights to the stock options or the share purchase options granted, over a period of 3 years, subject to a presence condition at the end of each of the two vesting periods:

•	An initial vesting period of 2 years at the end of which the recipients would acquire 50% of the rights, provided that they are present in the Company at the end of these two years;

•	followed by a second vesting period, corresponding to the 3rd year, and at the end of which the recipients would acquire the remaining 50% of the rights, provided that they are present in the Company at the end of the 3rd year.

Performance condition

With respect to the members of the Leadership team, the vesting of the rights to the stock options granted would be subject to the same vesting principles as those applicable to all employees.

In addition, it would be subject, for the entire grant, to a performance condition based on the evolution of the Free Cash Flow. The satisfaction of this performance condition would be assessed on the basis of the Free Cash Flow objectives as defined by the Board of Directors, at the end of the first 2-year period for 50% of the rights, and at the end of the 3rd year for the remaining 50%.

Main characteristics of the March 16, 2011 annual plan to the 2013 annual plans

Limitation. The number of stock options that could be granted pursuant to the authorization given to the Board of Directors at the Shareholders’ Meeting of 2010 for a period of 38 months was limited to 3% of the share capital. The Group’s policy concerning the grant of stock options limited to 1% the grants within each annual stock option plan.

Gradual vesting. Recipients acquire rights to stock options granted to them gradually over a period of 4 years, subject to their presence at the end of each vesting period. The rights to the stock options vest at a rate of 25% per year for recipients who are employees of the Group’s companies based outside France. For recipients who are employees of the Group’s companies based in France, the vesting period of 4 years includes an initial vesting period of 2 years after which the recipient acquires 50% of the rights, followed by a gradual vesting of 25% at the end of the 3rd year and 25% at the end of the 4th year.

Exercise of the rights. Stock options may be exercised once related rights are definitively vested, subject to any holding period that may be imposed by law in certain countries. For instance, recipients who are employees of the Group’s companies based in France may not exercise their stock options granted before September 28, 2012, before the end of the holding period, which is 4 years from the grant date of the stock options. Pursuant to the new French tax regime applicable to stock options granted after September 28, 2012, the capital gains on acquisition are subject to the progressive income tax scale with no benefit related to the holding period. For all Group employees – regardless of which legal entity employs them — in view of the gradual vesting, all stock options granted can only be eventually available at the end of the 4th year following the grant. The stock options as so vested must be exercised before the end of the plan, that is, within 8 years from the grant.

No discount. The exercise price for the stock options does not include any discount or reduction and is equal to the average opening price for the Alcatel Lucent share on the Euronext Paris stock exchange for the 20 trading days preceding the Board of Directors’ meeting at which the stock options are granted, and the exercise price cannot be lower than the par value of the Alcatel Lucent share, that is, €0.05 since June 2013 (€2.00 before this date).

Performance conditions for the Leadership team. Grants of stock options for Executive Directors and members of the Leadership team have the same vesting principles as those applicable to all employees, but are also subject to performance criteria. These criteria apply to 100% of the stock options granted to the Executive Directors of the Group, consistent with the recommendations of the AFEP-MEDEF Code, and to 50% of the stock options granted to members of the Leadership team (except for the CEO). There was no grant of stock options to the members of the Leadership team in 2013.

The financial criterion selected for the 2011 and 2012 grants to members of the Leadership team is the evolution of the Free Cash Flow. Performance is assessed at the end of each fiscal year over a 4-year period. The rights to the stock options vest at a rate of 25% of the rights per year for recipients who are employees of the Group’s companies based outside France, and 50% of the rights at the end of a first 2-year period and then 25% of the rights at the end of each of the two following 1-year periods for recipients who are employees of the Group’s companies based in France.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

Depending on the performance achieved, a coefficient ranging from 0% to 100% is used to calculate the number of vested rights for each period (see Section 8.1.6 “Performance reviews for the stock option plans”).

Leadership team: The performance criterion is a financial criterion, the evolution of the Free Cash Flow

Achievement levels observed in fiscal years 2014 and 2015. With respect to the March 16, 2011 plan (1,400,000 stock options, before adjustment), the coefficients obtained at the end of the annual performance reviews carried out on March 14, 2014 and March 13, 2015 are 0% and 89%, respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 30.5%.

With respect to the March 14, 2012 plan (1,100,000 stock options, before adjustment), the coefficients obtained at the end of the annual performance reviews carried out on March 14, 2014 and March 13, 2015 are 0% and 89%, respectively.

Main characteristics of the annual plans prior to March 16, 2011

Gradual vesting. For plans up to March 17, 2010, recipients gradually acquire rights to stock options granted to them over a period of 4 years from the grant date, subject to their presence as employees at the end of each period. The rights to the stock options vest at a rate of 25% of the rights after the first year and 1/48th of the rights after each following month.

For plans adopted after March 17, 2010 and prior to the March 16, 2011 annual plan, the rights to the stock options granted vest gradually following the same method as the one applicable to the March 16, 2011 annual plan through the 2013 annual plans, as described above.

Exercise of the rights and no discount. The exercise of the rights and the absence of discount are the same as those applicable to the March 16, 2011 annual plan through the 2013 annual plans, as described above.

Performance conditions for the Leadership team. The performance of the Alcatel Lucent share price is the performance criterion selected for the grant of stock options to the management decided from September 17, 2008 to March 1, 2011. This criterion applies to 50% of the stock options granted to the Executive Directors of the Group and to the members of the Leadership team. The gradual vesting of rights depends on the presence of the recipient within the Group at the end of each vesting period and on the performance of the Alcatel Lucent share price, measured against the share price of a panel of 10 solutions and services providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Motorola Solutions Inc., Nokia and ZTE).

Leadership team: the performance criterion is the evolution of the Alcatel Lucent share price

This panel may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. The reference price will be calculated, for the Alcatel Lucent share, based on the average opening price on the Euronext Paris exchange for the 20 trading days preceding the end of each 1-year period, and for the shares of the other issuers, on a similar basis on the main exchange where they are listed.

The evolution of the Alcatel Lucent share price and that of the other issuers is measured over a period of 4 years:

•	At the end of each 1-year period, each year corresponding to 25% of the rights, in order to measure the performance each year;

•	and at the end of the 4th period for the final determination of the number of rights upon expiration of the vesting period, in order to measure the performance of the Alcatel Lucent share price between the grant date and the end of the 4th period (see Section 8.1.6 “Performance reviews for the stock option plans”).

Depending on the performance of the Alcatel Lucent share price, a coefficient ranging from 0% to 100% is used to calculate the number of rights acquired during each vesting period. No rights are vested if Alcatel Lucent’s share price is last in this ranking. The Board of Directors determines, on the basis of an analysis validated each year by an audit firm contracted for this purpose, whether or not the performance condition has been satisfied.

For the purpose of determining the final number of stock options vested at the end of the 4-year vesting period, the performance of the Alcatel Lucent share and of the shares of the other issuers in the panel is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. On the basis of this ranking, a new coefficient may be used in order to calculate the total vesting for the recipient, if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vested in the last period is adjusted accordingly.

Achievement level observed for fiscal year 2014. With respect to the October 1, 2010 plan (400,000 stock options, before adjustment), the overall achievement level for each plan, calculated at the end of Period 3 due to the departures of recipients, is 50%.

With respect to the March 1, 2011 plan (400,000 stock options, before adjustment), the overall achievement level, calculated at the end of Period 2 due to the departures of recipients, is 31.25%.

With respect to the March 17, 2010 plan (1,980,000 stock options, before adjustment), the ranking and coefficient obtained at the end of the annual performance reviews carried out on March 15, 2013 and March 14, 2014 are 10 and 50% for the 2013 review and 1 and 100% for the 2014 review. At the end of the vesting period, the ranking and coefficient obtained for the final review are 5 and 100%, respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 100%.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

8.1.6	Performance reviews for the stock option plans

The following plans were subject to a performance review during fiscal years 2013 and/or 2014.

	Number of options granted		Exercise price in Euros				Performance review
Date of plan	before adjustment	after adjustment	before adjustment	after adjustment	Exercise period	Performance condition	Period 1	Period 2	Period 3	Period 4	Global level of achievement

12/31/2008	1,700,000	1,758,199	2.00	1.893	12/31/2009 to 12/30/2016	Share price performance applied to 50% of the grant	50% Rank 10	50% Rank 10	0% Rank 12	50% Rank 9	68.75%

03/18/2009	2,600,000	2,715,420	2.00	1.893	03/18/2010 to 03/17/2017	Share price performance applied to 50% of the grant	100% Rank 4	100% Rank 4	0% Rank 13	50% Rank 10	81.25%

03/17/2010	1,980,000	2,087,320	2.40	2.271	03/17/2011 to 03/16/2018	Share price performance applied to 50% of the grant	100% Rank 4	0% Rank 13	50% Rank 10	100% Rank 1	100%

07/01/2010	400,000	408,514	2.20	2.082	07/01/2011 to 06/30/2018	Share price performance applied to 50% of the grant	100% Rank 1	0% Rank 13	_	_	37.5%*

10/01/2010	400,000	422,703	2.30	2.176	10/01/2011 to 09/30/2018	Share price performance applied to 50% of the grant	_	0% Rank 11	100% Rank 1	_	50%**

03/01/2011	400,000	422,720	3.20	3.028	03/01/2012 to 02/28/2019	Share price performance applied to 50% of the grant	0% Rank 11	50% Rank 9	_	_	31.25%*

03/16/2011	1,400,000	1,472,625	3.70	3.501	03/16/2012 to 03/15/2019	Financial performance criterion applied to 50% of the grant	33%	0%	0%	89%	30.5%

03/14/2012	1,100,000	1,157,486	2.00	1.893	03/14/2013 to 03/13/2020	Financial performance criterion applied to 50% of the grant	0%	0%	89%

*	The level of achievement has been calculated over 2 years given that there are no longer any beneficiaries after period 2.

**	The level of achievement has been calculated over 3 years given that there are no longer any beneficiaries after period 3.

For details on the performance conditions, performance monitoring and the level achieved, see Section 8.1.5 “Stock options”.

8.1.7	Summary tables for the stock option plans

AMF Table No. 9: Information on the largest grants or exercises for fiscal year 2014

Pursuant to the provisions of Article L. 225-184 of the French Commercial Code, the table below provides information for fiscal year 2014 with respect to the employees who are not Executive Directors, and who received the ten largest grants or were issued the ten largest numbers of shares upon exercise of stock options:

	Number of stock options granted	Weighted average price	Plans

10 largest employees stock options grants	No grant for fiscal year 2014
10 largest employees stock options exercises	1,656,487	€2.83	Plan of December 31, 2008 Plan of March 18, 2009 Plan of March 17, 2010 Plan of July 1, 2010 Plan of March 14, 2012

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

History of Alcatel Lucent stock option plans at December 31, 2014

	Total potential number of shares(4)
	Exercise price (in Euros)		Total number of options granted		Granted to Executive Directors (2)	Granted to Leadership team (3)		Options exercise period
Date of the Board of Directors Meeting	before adjustment (1)	after adjustment (1)	before adjustment (1)	after adjustment (1)	before adjustment (1)		Total number of recipients	From	To	Adjusted number of options exercised	Adjusted number of options cancelled	Adjusted outstanding options as of 12/31/2014

2006
03/08/2006	11.70	11.072	17,009,320	17,726,571	390,400	1,318,822	8,001	03/08/2007-03/08/2010	03/07/2014	-	17,726,571	-
05/15/2006	12.00	11.356	122,850	129,364			53	05/15/2007	05/14/2014	-	129,364	-
08/16/2006	9.30	8.801	337,200	354,131			217	08/16/2007-08/16/2010	08/15/2014	-	354,131	-
11/08/2006	10.40	9.841	121,100	125,716			26	11/08/2007-11/08/2010	11/07/2014	-	125,716	-

2007
03/01/2007	10.00	9.463	204,584	216,078			42	03/01/2008-03/01/2011	02/28/2015	-	119,590	96,488
03/28/2007	9.10	8.611	40,078,421	42,039,910	800,000	2,130,000	15,779	03/28/2008-03/28/2011	03/27/2015	-	22,352,173	19,687,806
08/16/2007	9.00	8.517	339,570	357,285			119	08/16/2008-08/16/2011	08/15/2015	-	230,943	126,342
11/15/2007	6.30	5.962	294,300	306,308		210,000	33	11/15/2008-11/15/2011	11/14/2015	-	270,688	35,620

2008
03/25/2008	3.80	3.596	47,987,716	50,294,368		2,050,000	14,414	03/25/2009-03/25/2012	03/24/2016	1,429,745	23,157,670	25,706,953
04/04/2008	3.80	3.596	800,000	800,000	800,000		1	04/04/2009-04/04/2012	03/04/2016	-	800,000	-
07/01/2008	4.40	4.164	223,700	235,935			64	07/01/2009-07/01/2012	06/30/2016	-	139,385	96,550
09/17/2008(3)	3.90	3.691	250,000	258,869	250,000		1	09/17/2009-09/17/2012	09/16/2016	-	258,869	-
12/31/2008(3)	2.00	1.893	2,052,400	2,128,464		1,700,000	88	12/31/2009-12/31/2012	12/30/2016	1,336,786	686,624	105,054

2009
03/18/2009	2.00	1.893	30,656,400	31,986,394			76,641	03/18/2010-03/18/2011	03/17/2017	6,164,138	4,679,713	21,142,332
03/18/2009	2.00	1.893	21,731,110	22,762,455	1,000,000	2,600,000	11,113	03/18/2010-03/18/2013	03/17/2017	6,963,033	7,018,165	8,781,292
07/01/2009	2.00	1.893	443,500	467,229			54	07/01/2010-07/01/2013	06/30/2017	116,216	172,866	178,147
10/01/2009	2.90	2.744	282,500	292,589			25	10/01/2010-10/01/2013	09/30/2017	28,197	181,429	82,963
12/01/2009	2.50	2.366	108,400	114,562			16	12/01/2010-12/01/2013	11/30/2017	55,483	40,055	19,024

2010
03/17/2010(3)	2.40	2.271	18,734,266	19,690,026	1,000,000	1,980,000	10,994	03/17/2011-03/17/2014	03/16/2018	3,810,045	5,032,309	10,847,736
07/01/2010(3)	2.20	2.082	721,000	746,293		400,000	65	07/01/2011-07/01/2014	06/30/2018	236,110	370,053	140,130
10/01/2010(3)	2.30	2.176	851,000	896,493		400,000	54	10/01/2011-10/01/2014	09/30/2018	65,917	344,521	486,055
12/09/2010	2.20	2.082	125,000	132,637			27	12/09/2011-12/09/2014	12/08/2018	6,109	59,419	67,109

2011
03/01/2011(3)	3.20	3.028	605,500	637,681		400,000	39	03/01/2012-03/01/2015	02/28/2019	-	529,351	108,330
03/16/2011(3)	3.70	3.501	11,251,125	11,821,386	1,300,000	1,400,000	8,178	03/16/2012-03/16/2015	03/15/2019	-	4,044,907	7,776,479
06/01/2011	4.20	3.974	414,718	434,371			61	06/01/2012-06/01/2015	05/31/2019	-	254,132	180,239
09/01/2011	2.50	2.366	171,000	179,479			44	09/01/2012-09/01/2015	08/31/2019	11,096	47,369	121,014
12/01/2011	2.00	1.893	145,500	153,791			45	12/01/2012-12/01/2015	11/30/2019	11,551	37,130	105,110

2012
03/14/2012	2.00	1.893	10,770,255	11,343,749		1,100,000	7,950	03/14/2013-03/14/2016	03/13/2020	1,052,376	2,498,065	7,793,308
08/13/2012	2.00	1.893	390,400	401,185			41	08/13/2013-08/13/2016	08/12/2020	11,096	259,561	130,528
12/17/2012	2.00	1.893	94,500	99,885			27	12/17/2013-12/17/2016	12/16/2020	2,245	21,407	76,233

2013
07/12/2013	1.50	1.419	22,417,900	23,685,235			2,051	07/12/2014-07/12/2015	07/11/2021	585,443	2,534,657	20,565,135

TOTAL			229,735,235	240,818,439	5,540,400	15,688,822	156,263			21,885,586	94,476,833	124,455,977

(1)	In the context of the capital increase with preferential subscription rights dated December 9, 2013, the rights of the beneficiaries of stock options and performance shares were preserved through an adjustment mechanism of conversion rules. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each beneficiary, rounded up to the next whole number and (ii) to the exercise price of the stock option plans, by division, rounded up to three decimal places. Depending on system constraints specific to the banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already vested or been cancelled.

(2)	2006: Mr. Tchuruk, 2006 to 2008: Mrs. Russo, 2008 to 2013: Mr. Verwaayen.

(3)	2006: 14 members, 2007: 9 members, 2008: 11 members, 2009: 14 members, 2010: 16 members, 2011: 15 members, 2012: 11 members, 2013: 0 member.

(4)	The number of shares that may be acquired depends on the level of satisfaction of certain performance conditions. For an annual performance review, see Section 8.1.6 “Performance reviews for the stock option plans.”

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation mechanisms

8.1.8	Collective profit-sharing agreement and collective pension savings plan (PERCO)

The Group’s French companies have set up in France collective profit-sharing agreements and employee savings plans based on the recommendations of the senior management. Furthermore, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws, when such laws allow it.

On February 23, 2009, the Group’s French companies and the trade unions representing these companies signed a collective agreement concerning the creation of a Collective Pension Savings Plan (PERCO). PERCO may be used by employees of the Group’s French companies to top up their future pensions or to assist them, for example, in the purchase of their home. This plan allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel Lucent. PERCO is an addition to the existing employee savings plans.

Until June 25, 2009, only payments made into Alcatel Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel-Lucent)

could be matched by employer contributions (with a blocking period of 5 years). To encourage employees to contribute to the pension savings plan, the signatories of the PERCO agreement decided to set up a joint matching contribution allowance for the PERCO and the Alcatel Lucent Employee Shareholder Fund for all of the Group’s French companies. Alcatel Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year an employee may invest up to €3,000 in PERCO and/or the Alcatel Lucent Employee Shareholder Fund, and benefit from a maximum employer gross contribution of €2,000. The employer contribution is calculated as follows:

•	100% of the employee’s payments up to €1,000 of accumulated payments;

•	70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

•	30 % of the employee’s payments, when the accumulated payments are between €2,001 and €3,000.

8.2	Status of the Executive Directors and officers

8.2.1	Compensation policy for the Executive Directors and Officers

The compensation policy for the Executive Directors is established in accordance with the recommendations of the AFEP-MEDEF Code. Upon the recommendation of the Compensation Committee, the Board of Directors determines all compensation and long-term benefits awarded to the Chairman of the Board and the Chief Executive Officer.

Role of the Board of Directors and of the Compensation Committee

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, grants of stock options, performance shares, Performance Units, severance pay and additional pension benefits, if any). It also ensures that these components comply with the principles of comprehensiveness and clarity, balance and reasonableness, benchmarking and consistency, as set forth in the AFEP-MEDEF Code.

Proposals for the compensation of the Chairman and of the Chief Executive Officer, as well as of the Directors and key executives, are established under the responsibility of the Compensation Committee. The Compensation Committee evaluates all compensation paid or attributed to them, including benefits relating to retirement, severance pay and other benefits of any nature.

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

General principles applied to the long-term compensation of the Executive Directors

Pursuant to the AFEP-MEDEF Code, all grants of performance shares and stock options to the Executive Directors are subject to the satisfaction of one or more performance conditions as determined by the Board of Directors. According to the authorization given by the Shareholders’ Meeting of May 28, 2014, these grants must account for less than 6% of the total number of employee grants over a period of 38 months. The Board of Directors also determines specific conditions pertaining to the holding periods for shares allocated to the Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel Lucent shares related to the grant of performance shares as provided in the AFEP-MEDEF Code.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the Executive Directors and officers

Pursuant to the Law of December 3, 2008 to promote earnings from employment, these grants were accompanied by a mechanism providing an interest in the Group’s performance for more than 90% of the staff of the French companies of the Group, by way of a supplemental profit-sharing payment.

The Board of Directors did not grant any stock option or performance share to the Executive Directors in 2013 or 2014.

Compensation policy for the Executive Directors

In 2014, the Board of Directors determined the compensation policy for the Executive Directors, taking into account in particular the Company’s strategy, as reflected by the Shift Plan.

The compensation of the Chief Executive Officer is determined each year by the Board of Directors based on the recommendation of the Compensation Committee. The performance criteria applicable to his variable compensation and to his long-term compensation are in line with the Group’s strategy and transformation objectives. For fiscal year 2014, 50% of his variable compensation depends on achieving the Shift Plan targets and 50% depends on a financial criterion. As regards his long-term compensation, it is composed of Performance Units subject to a presence condition and performance criteria, namely the performance of the share price compared with a panel (weighted at 50%), and the implementation of the Company’s strategy (weighted at 50%).

The Chairman’s compensation also consists of a fixed portion and long-term compensation based on performance criteria, of which the evaluation criteria are specific to the role and responsibilities of the Chairman of the Board of Directors.

The table below reflects the main criteria adopted with respect to the compensation of the Executive Directors for fiscal year 2014:

	Fixed compensation	Variable compensation	Performance Units

Chairman	Individual skills		50% Qualitative criteria related to the position of Chairman of the Board 50% Contribution to the Company’s strategy
CEO	Individual skills	50% Financial criterion 50% Achievement of the targets of the Shift Plan	50% Performance of the share 50% Implementation of the Company’s strategy

Short-term performance	Long-term performance

8.2.2	Chairman of the Board of Directors

The compensation of the Chairman of the Board of Directors consists of a fixed annual compensation and a long-term compensation in the form of Performance Units subject to a presence condition at the end of a 2-year vesting period, and to the satisfaction of performance criteria linked to his position as Chairman of the Board.

Annual compensation in cash

The gross compensation of Mr. Philippe Camus was set at €200,000 at the time when he took office. This amount has remained unchanged since he was first appointed in 2008. This compensation represents twice the average compensation of the Directors of the Company and does not include any variable component.

Mr. Philippe Camus does not receive any Director’s fee, nor any benefit in kind.

AMF Table N°2: Table summarizing the compensation of the Chairman of the Board of Directors

Mr. Philippe Camus – Chairman of the Board of Directors	Fiscal year 2013		Fiscal year 2014
(amounts in Euros)	Due	Paid	Due	Paid

Fixed compensation	_	200,000	_	200,000

Variable compensation	_	N/A	_	N/A

Exceptional compensation	_	N/A	_	N/A

Director’s fees	_	N/A	_	N/A

Benefits in kind	_	N/A	_	N/A

TOTAL	_	200,000	_	200,000

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Long-term compensation

Stock options

Mr. Philippe Camus does not benefit from any Alcatel Lucent stock option.

Performance shares

Mr. Philippe Camus did not benefit from any grant of performance shares in 2014. As a reminder, in order to show his personal commitment toward the Group’s recovery, Mr. Philippe Camus relinquished, in 2013, any performance share grant. The Board of Directors duly noted this decision.

However, deeming that the compensation of the Chairman did not reflect the intensity and the quality of his contribution to the governance of the Company, the Board of Directors decided, on the recommendation of the Compensation Committee, to grant him long-term compensation in the nature of Performance Units, in addition to his fixed annual compensation of €200,000.

2014 grant of Performance Units

On March 19, 2014, the Board of Directors decided to grant Mr. Philippe Camus 400,000 Performance Units subject to a 2-year vesting period and to a presence condition as the Chairman of the Board at the end of the vesting period (2016), and to the achievement of performance criteria.

Performance Units are conditional rights which grant the beneficiary the right to receive compensation in cash. The level of satisfaction of the performance objectives will be assessed at the end of the vesting period, in accordance with the decision of the Board of Directors at its meeting of March 13, 2015. Initially, the achievement level of the performance criteria was to be assessed at the end of the first year of the vesting period as well as at the end of the vesting period.

The vesting of the Performance Units will be subject to the satisfaction of two performance criteria:

•	50% based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors;

•	50% based on the Chairman’s contribution with respect to the Company’s strategy.

Gradual vesting period. The rights to the Performance Units vest over a period of 2 years subject to the satisfaction of the performance criteria. At the end of the 2-year vesting period, the value of each Performance Unit will be determined based on the average price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2016, each Unit being valued at this average of the share price.

Presence condition. The rights attached to the Performance Units will be definitively vested if Mr. Philippe Camus is still the Chairman of the Board of Directors at the end of the 2-year vesting period, that is, on March 19, 2016.

AMF Table N°1: Table summarizing the compensation, stock options and performance shares granted to the Chairman of the Board of Directors

Mr. Philippe Camus – Chairman of the Board of Directors (amounts in Euros)	Fiscal year 2013	Fiscal year 2014

Fixed compensation related to the fiscal year	200,000	200,000

Variable compensation related to the fiscal year	_	_

Benefits in kind	_	_

Subtotal – Actual compensation	200,000	200,000

Valuation of the stock options granted related to the fiscal year(1)	_	_

Valuation of the performance shares granted related to the fiscal year (1)	_	_

Valuation of the Performance Units granted related to the fiscal year(2)	_	1,157,600

The vesting period of the Performance Units is of 2 years, subject to presence and performance conditions.

TOTAL	200,000	1,357,600

(1)	No performance shares or stock options were granted to Mr. Philippe Camus during fiscal years 2013 or 2014.

(2)	The number of Performance Units granted to Mr. Philippe Camus is 400,000. This grant is valued at €1,157,600, calculated based on the Alcatel Lucent share price on March 19, 2014, the date on which it was granted by the Board of Directors. It does not reflect the level of achievement (partial or total) of the performance conditions attached to the Performance Units and assessed over 2 years. The gains actually realized will depend on the value of each Performance Unit, calculated based on the average Alcatel Lucent share price over the 20 trading days preceding March 19, 2016. Based on the Alcatel Lucent share price on March 13, 2015, of €3.72, the grant is valued at €1,488,000.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Grant of performance shares prior to 2013

On March 14, 2012, the Board of Directors decided to grant 200,000 performance shares (before adjustment) to Mr. Philippe Camus, subject to the satisfaction of the presence condition and of the performance conditions based on a quantitative criterion (share price performance), weighted at 30%, and qualitative criteria (related to the position of the Chairman of the Board of Directors), weighted at 70%.

Quantitative criterion. The evolution of the Alcatel Lucent share price is based on the rules defined for the Group annual plan to the benefit of employees and management except the officers (see Section 8.1.2 “Performance shares”).

Qualitative criteria. These criteria, tied to targets specific to the position of Chairman of the Board of Directors, were defined by the Board of Directors. Their achievement level was assessed at the end of the vesting period of these rights, at the meeting of the Board of Directors on March 19, 2014.

The criteria defined by the Board of Directors in March 2012 were as follows:

•	to lead the Board in its duties to define the strategic goals of the Group;

•	to ensure that the Board composition is consistent with its missions and with the recommendations of the AFEP-MEDEF Code;

•	to ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning of 2012.

Performance review of qualitative criteria. Regarding the Board’s duties in defining the Group’s strategic goals under the leadership of its Chairman, the Board of Directors was heavily involved in discussions about the determination of the elements of the Shift Plan in 2013.

Regarding the Board’s composition, it includes a set of varied competencies and strong personalities, with a good balance between different nationalities reflecting the roots and the international culture of Alcatel Lucent. Moreover, the number of Directors as well as their independence are satisfactory. These characteristics of the Board were reinforced with the selection of two Directors, Ms. Véronique Morali and Mr. Francesco Caio, who have Telecom backgrounds as well as finance expertise. The nomination of Mrs. Véronique Morali also allowed the Board of Directors to maintain the representation of women at a good level (27%) after the departure of Lady Sylvia Jay.

Regarding the implementation of the 2012 recommendations following the Board’s evaluation, two main points were highlighted, that is, the allocation of tasks between the Board of Directors and the Committees, and the implementation of sessions dedicated to certain strategic matters. According to the results of the 2014 Board evaluation, all of the members of the Board shared the view that the Committees play their role with remarkable commitment. All Board Members attend most of the Committee meetings, which enables them to be particularly aware of the activities of the Committees and facilitates discussion and decision-making during the plenary Board sessions.

Achievement levels observed in 2014. The ranking and coefficient obtained at the end of the Alcatel Lucent share price performance reviews for 2013 and 2014, are 9 and 50% and 1 and 100% respectively. At its meeting of March 19, 2014, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, carried out a performance review of the qualitative criteria which showed a performance rate of 150% reflecting an overall achievement level of 100% at the end of the 2-year vesting period. Therefore, the total number of shares issued to Mr. Philippe Camus was 211,352 shares (after adjustment). These shares will remain non-transferable until the end of his position as Chairman of the Board of Directors.

Obligation to hold vested shares. Until such time as he ceases his functions as Chairman of the Board, Mr. Philippe Camus must hold all the Alcatel Lucent shares resulting from (i) the grant of performance shares pursuant to his stock-based compensation and (ii) the acquisition of Alcatel Lucent shares on the market throughout his term of office. As a result, these shares cannot be sold before the end of his position as Chairman of the Board.

Purchase obligation. Mr. Philippe Camus is subject to an obligation to purchase two Alcatel Lucent shares per five performance shares acquired at the end of the vesting period. This requirement is effective at the end of the legal holding period for shares (that is, 4 years after the grant date). However, it is suspended as long as the value of the Alcatel Lucent shares held by the Chairman is at least equal to 40% of his annual compensation net of tax.

In compliance with the AFEP-MEDEF Code, Mr. Philippe Camus has agreed not to use hedging instruments concerning the performance shares he receives.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Plan of 03/14/2012		Review of conditions				Global level of achievement
Performance conditions	Weighting	Period 1	Period 2	Period 3	Period 4

Quantitative performance criterion	30%	50%	100%

Alcatel Lucent’s share price performance		Rank 9	Rank 1

Qualitative performance criteria	70%		150%

To lead: the Board in its duties to define the strategic goals of the Group				Holding*	Holding*	100%

To ensure that the Board composition is consistent with its missions and with the recommendations of the AFEP-MEDEF Code

To ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning 2012

*	The shares will vest at the end of period 2. With respect to the mandatory holding of the vested performance shares, Mr. Philippe Camus must, beyond the holding period of two years (Periods 3 and 4), keep these performance shares until the end of his functions.

AMF Table N°6: History of performance shares granted to Mr. Philippe Camus

	Number of shares		Number of shares vested
Date of plan	before adjustment	after adjustment	Vesting date (1)	after adjustment	Availability date	Mixed performance conditions	Unit valuation(2)

09/17/2008	100,000		03/11/2010	100,000	03/11/2012	2 financial criteria and 1 qualitative criterion	€3.05

03/18/2009	200,000		03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion	€1.19

03/17/2010	200,000		03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion	€2.40

03/16/2011	200,000		03/16/2013	170,000	03/16/2015	Alcatel Lucent’s share price performance and 1 qualitative criterion	€3.48

03/14/2012	200,000	211,352	03/14/2014	211,352	03/14/2016	Alcatel Lucent’s share price performance and 3 qualitative criteria	€1.64

TOTAL	900,000			881,352	–	–	–

(1)	This is the earliest date on which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgment at the end of the vesting period, provided that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of a euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations, and the actual gains that may be made will depend on the share price on the date of sale of Alcatel Lucent shares. The unit value for the 03/14/2012 plan was calculated on the basis of a share price of €1.80 on the same date.

Benefits after termination of functions

Mr. Philippe Camus has not received any commitment from the Company or any other Group company with respect to the termination of his duties as Chairman of the Board or the period following termination. Furthermore, he is not entitled to any supplemental pension scheme.

AMF Table N°10: Table summarizing the situation of the Chairman of the Board of Directors

Mr. Philippe Camus	Employment contract	Supplemental pension scheme	Termination payment or benefits owed or likely to become owed as a result of the termination or change of position	Compensation paid pursuant to a non-compete clause

Chairman of the Board of Directors appointed on October 1, 2008. Term renewed at the Shareholders’ Meeting on 05/07/2013	None	None	None	None

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Apart from the above-described contractual commitments, there is no other commitment concerning the Chairman of the Board of Directors with respect to compensation, indemnities or benefits owed, or likely to be owed, by reason of the termination or change of his position or following such termination or change of position.

Compensation due or granted to the Chairman of the Board of Directors for fiscal year 2014, submitted to the opinion of the shareholders

Pursuant to the AFEP-MEDEF Code (recommendation 24.3), Code which the Company uses as reference pursuant to Article L. 225-37 of the French Commercial Code, the following components of the compensation due or granted with respect to the then ended fiscal year to each Executive Director are subject to the consultative opinion of the shareholders:

•	fixed portion;

•	annual variable portion and, as the case may be, the multi-annual variable portion, with targets that are used to determine this variable portion;

•	exceptional compensation;

•	stock options, performance shares and any other components of long-term compensation;

•	welcome bonus and severance pay ;

•	supplemental pension scheme;

•	benefits of any kind.

Compensation due or granted during the past fiscal year

Nature	Amount (in Euros)	Presentation

Fixed annual compensation	200,000	Gross fixed annual compensation decided by the Board of Director’s meeting held on September 17, 2008 upon a proposal from the Compensation Committee. This amount has remained unchanged since 2008.

Annual variable compensation	N/A	Mr. Philippe Camus has not received any annual variable compensation.

Annual deferred variable compensation	N/A	Mr. Philippe Camus has not received any annual deferred variable compensation.

Multi-annual variable compensation	N/A

The Board of Directors, during its meeting held on March 19, 2014, decided to award 400,000 Performance Units with a 2-year vesting period based on a condition of presence and two performance conditions:

•    Corporate governance: 50% based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors;

•    Contribution to the Company’s strategy: 50% based on the contribution of the Chairman to the Company’s strategy.

The achievement level of the targets will be assessed at the end of the vesting period. Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. The rights to these Performance Units vest over a period of two years subject to the satisfaction of the performance criteria. At the end of the 2-year vesting period, the value of each Performance Unit will be determined based on the average share price of Alcatel Lucent for the 20 trading days preceding March 19, 2016, each unit being equal to the average of the share price.

Exceptional compensation	N/A	Mr. Philippe Camus has not received any exceptional compensation.

Stock options, performance shares or any other long-term compensation	N/A	Mr. Philippe Camus has not received any stock option or performance share.

Director’s fees	N/A	Like the other Executive Directors, Mr. Philippe Camus has not received any attendance fee.

Benefits of any nature	N/A	Mr. Philippe Camus has not received any benefit of any nature.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Benefits due or granted during the past fiscal year and on which shareholders have voted or must vote under the regulated agreements and commitments rules

Nature	Amount	Presentation

Severance pay	N/A	Mr. Philippe Camus has not received any severance pay.

Non-compete clause	N/A	Mr. Philippe Camus does not benefit from any non-compete indemnity.

Supplemental pension schemes	N/A	Mr. Philippe Camus does not benefit from any supplemental pension schemes.

8.2.3	Chief Executive Officer

The total annual compensation of Mr. Michel Combes consists of a fixed portion and a variable portion, plus long-term compensation and benefits. The variable compensation is determined each year by the Board of Directors according to pre-defined performance criteria.

The compensation of the Chief Executive Officer is determined each year by the Board of Directors upon the recommendation of the Compensation Committee. The performance criteria applicable to his variable compensation and to his long-term compensation reflect the Group’s strategy and transformation objectives and the implementation of the Company’s strategy, as reflected by the Shift Plan.

Annual compensation

The criteria for determining the compensation of the CEO are specific and pre-established, in accordance with the AFEP-MEDEF Code. The Board of Directors, at its meeting of March 19, 2014, determined the components of the compensation of Mr. Michel Combes, as CEO.

2014 Fixed annual compensation. He receives a gross fixed annual compensation of €1.2 million, which has not changed since he took office on April 1, 2013.

2014 variable compensation. The Chief Executive Officer may also receive variable compensation ranging from 0% to 200% of his fixed compensation, with a target bonus of 100% when targets are reached, these targets having been set at the beginning of the fiscal year.

The level of achievement for fiscal year 2014 was determined according to the two following performance criteria:

•	50% based on the Free Cash Flow, with the same target as that applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan (ABP).

•	50% based on the achievement of the targets of the Shift Plan for fiscal year 2014, mainly focused on fixed costs.

At its meeting of February 5, 2015, the Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement for 2014, that is, 0% based on the Free Cash Flow, and 134% based on the achievement of the Shift Plan targets for fiscal year 2014. As a result, the variable compensation for Mr. Michel Combes for fiscal year 2014 is €804,000, which corresponds to 67% of his fixed compensation.

The Board of Directors determined the level of achievement of the criteria which reflect both the Company’s performance and Mr. Michel Combes’s contribution to it.

Regarding the Free Cash Flow, it is the same performance indicator as the one applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan (ABP). The Board of Directors noted that the level of Free Cash Flow has shown significant progress compared to previous years. However, this improvement is widely based on elements being outside the operating cycle, such as the optimization of financial costs, pension expense and restructuring costs. Thus, upon the proposal of the Management Committee and with the approval of the Board of Directors, it was decided to determine the level of achievement of this performance indicator after restating the said elements, which led to a performance level of 0%.

Regarding the target of reducing fixed costs as part as the Shift Plan for fiscal year 2014, the net fixed cost reduction amounts to €340 million, totaling €675 million of savings since the implementation of this plan in 2013 (for a cumulative target of €950 million euros at the end of the plan). The Board of Directors noted the performance level of 134%, corresponding to an excess of €74 million compared to the target reduction determined at the beginning of the fiscal year (performance being at 100% for achieved target) given that an excess of €109 million would have generated a performance score of 150%.

Benefits in kind. Mr. Michel Combes does not receive any benefit in kind. A company car with a driver is made available to him as part of his functions.

2015 fixed and variable compensation. For fiscal year 2015, the Board of Directors decided to maintain the gross fixed annual compensation of Mr. Michel Combes as Chief Executive Officer at the level agreed when he took office. It also determined the performance criteria which will be applied for fiscal year 2015 for the determination of his variable compensation, as follows:

•	50% based on the achievement of corporate targets, namely the segment operating cash flow and the level of customer satisfaction, with the same targets as those applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan (ABP);

•	50% based on the satisfaction of the objectives of the Shift Plan targets for fiscal year 2015, mainly focused on reducing fixed costs.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

The Corporate performance indicator is broken down as follows: the segment operating cash flow accounts for 40% of the total performance criteria and the level of customer satisfaction accounts for 10% of the total performance criteria (together they account for 50% of the performance criteria). The level of customer satisfaction will be measured through a customer survey.

AMF Table N°2: Table summarizing the compensation of the Chief Executive Officer

Mr. Michel Combes – CEO	Fiscal year 2013		Fiscal year 2014
(amount in Euros)	Due	Paid	Due	Paid

Fixed compensation	_	900,000	_	1,200,000
Variable compensation	616,500	_	804,000	616,500	(1)
Exceptional compensation	_	_	_	_
Director’s fees	_	_	_	_
Benefits in kind	_	_	_	_

TOTAL	616,500	900,000	804,000	1,816,500

(1)	2013 due variable compensation, paid in 2014.

Long-term compensation

The Board of Directors decided in 2013 to grant Mr. Michel Combes Performance Units with a vesting period of 3 years and subject to presence and performance conditions. Performance Units are conditional rights which grant the beneficiary the right to receive compensation in cash. Their vesting is subject to the fulfillment of two performance criteria.

For fiscal year 2014, the Board of Directors decided the principle of the grant to Mr. Michel Combes of long-term compensation composed of 700,000 Performance Units and 700,000 stock options. With respect to the 700,000 Performance Units which were effectively granted, they will vest after a 3-year period and are subject to a presence condition and to the achievement of performance criteria. With respect to stock options, to date, the Board of Directors has not granted any since the effective date of the authorization given at the Shareholders’ Meeting of May 28, 2014 and the decision of the Board of Directors on the principle of the grant of 700,000 stock options to Mr. Michel Combes, either to the employees of the Group or to the Executive Directors.

Grant of 2015 Performance Units

The Board, at its meeting of March 13, 2015 decided to grant Mr. Michel Combes 685,000 Performance Units subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2018), and to the achievement of performance criteria applicable to the entire grant. The two performance criteria are the following:

Implementation of the Company’s strategy: 50% of the vesting of the rights is based on the implementation and achievement of the strategic plan, it being noted that the reference plan for fiscal year 2015 is the Shift Plan.

Share performance: 50% of the vesting of the rights is based on the evolution of the Alcatel Lucent share price compared with a representative panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE), it being noted that the evolution of the Alcatel Lucent share price will be assessed using the same evaluation method as the one applicable to the 2014 grant of Performance Units mentioned below.

Characteristics of the grant: the satisfaction of these performance conditions will be assessed at the end of the 3-year vesting period. The final acquisition of the rights will be subject to the presence of Mr. Michel Combes as Chief Executive Officer at the end of the vesting period in 2018. The value of each Performance Unit will be determined based on the average of the Alcatel Lucent share price for the 20 trading days preceding March 13, 2018. The Board of Directors has decided to cap the resulting amount at 200% of the total target compensation (fixed and variable target), subject to presence and performance conditions, in compliance with the AFEP-MEDEF Code.

2014 grant of Performance Units

The Board of Directors, at its March 19, 2014 meeting, decided to grant Mr. Michel Combes 700,000 Performance Units with a 3-year vesting period, subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2017), and to the achievement of performance criteria applicable to the entire grant, as follows:

Implementation of the Company’s strategy: 50% of the vesting of the rights is based on the achievement of the strategic targets of the Company as set forth in its financial plan for the vesting period, it being specified that the reference plan is the Shift Plan for fiscal year 2014. The achievement level of the targets will be assessed each year.

The Board determined the performance targets attached to the implementation of the Company’s strategy, applicable for 2015, which will be based on diversification, measured according to the growth of sales achieved outside the traditional business of the Company (Service Providers), such as sales to Governments and Large Enterprises (sectors such as Oil & Gas, Transport, Utilities).

Share price performance: 50% of the vesting of the rights is based on the performance of the Alcatel Lucent share price measured each year on March 19th against the share price of a panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Amdocs, Arris, Ciena, Cisco,

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

CommScope, Ericsson, Juniper, Nokia and ZTE), with similar evaluation grids and methodology as those used for the performance shares granted to employees under the new authorization of the Shareholders’ Meeting of May 28, 2014. The performance rate is based on the Alcatel Lucent share price ranking compared with the panel, according to the method applicable to the evaluation of performance for the members of the Leadership Team (see Section 8.1.2 “Performance Shares”) and varies between 0% and 100%. At each anniversary date of the grant, the performance rate applies to one third of the grant, the final vesting being conditioned by the achievement of the presence condition at the end of the 3-year vesting period:

•	if the Alcatel Lucent share price underperforms compared to those of the companies in the panel (its evolution is less than that of the panel median), no rights will vest;

•	if the Alcatel Lucent share price performs as well as those of the companies in the panel (its evolution is equal to that of the panel median), 75% of the rights relating to the period considered will vest;

•	if the Alcatel Lucent share price overperforms compared to those of the companies in the panel by at least 10% with regard to the median, 100% of the rights granted relating to the period considered will vest;

•	between these two limits (median and median + 10%), the number of rights that vest will be linearly proportional, from 75% to 100%.

The Board of Directors will determine, on the basis of an analysis validated by an audit firm contracted for this purpose, whether or not the performance conditions described above have been satisfied.

Gradual vesting period. The rights to these Performance Units vest over a period of three years subject to the satisfaction of the performance criteria. At the end of the 3-year vesting period, the value of each Performance Unit will be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2017, each Unit being equal to the average of the share price.

Level of achievement for fiscal year 2014. The Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement with respect to fiscal year 2014 of the first criterion, namely, the implementation of the Company’s strategy, that is 100% based on the achievement of the targets of the Shift Plan. The results of the Company for the fiscal year 2014 reflect all the progress made during the year. The level of achievement of the targets linked to the second criterion, namely the evolution of the price of the Alcatel share, is determined at the anniversary date of the plan and will be communicated on the Company’s website after approval by the Board.

Presence condition. The rights attached to the Performance Units will be definitively vested if Mr. Michel Combes is still the Chief Executive Officer at the end of the 3-year vesting period, that is on March 19, 2017.

2013 grant of Performance Units

The Board of Directors, at its March 7, 2013 meeting, decided to grant Mr. Michel Combes 1,300,000 Performance Units with a

3-year vesting period from the date on which he took office, on April 1, 2013, subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2016), and to the achievement of performance criteria applicable to the entire grant, as follows:

Implementation of the Company’s strategy: With respect to fiscal year 2013, 50% of the vesting of the rights is based on the definition and the implementation of the Company’s strategy in order to achieve the Performance Program as described in the information memorandum to lenders made available on December 14, 2012. Upon the recommendation of the Compensation Committee, the Board of Directors decided to update the performance criterion relating to the definition and the implementation of the Company’s strategy for fiscal year 2014 in order to take into account the components of the Shift Plan announced on June 19, 2013, and more particularly, the divestments to be made in 2014 in execution of the Plan. The achievement level of the targets will be assessed each year.

The Board determined the performance targets attached to the implementation of the Company’s strategy, applicable for 2015, which will be based on profitability, measured according to the Gross Margin indicator.

Share price performance: 50% of the vesting of the rights is based on the performance of the Alcatel Lucent share price measured each year on April 1st against the share price of a panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks Juniper, Motorola Solutions Inc., Nokia and ZTE), with the same evaluation grids and methodology as those used for the performance shares granted to employees. The performance rate varies according to the ranking of the Alcatel Lucent share price within this panel, that is: 100% if the Alcatel Lucent share price ranks among the top two; 75% if it ranks from rank 2 to rank 5; 50% if it ranks from rank 6 to rank 9; 0% if it ranks among the last two.

Gradual vesting period. The rights to these Performance Units vest over a period of 3 years subject to the satisfaction of the performance criteria. At the end of the 3-year vesting period, the value of each Performance Unit will be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding April 1, 2016, each Unit being equal to the average of the share price.

Level of achievement for fiscal year 2014. The Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement with respect to fiscal year 2014 of the first criterion, namely, the definition and the implementation of the Company’s strategy, that is, 100% based on the achievement of the targets of the Shift Plan and, in particular, for fiscal year 2014, on the basis of the progress in the divestments against the €1 billion target. At the end of fiscal year 2014, the divestment operations completed or announced had reached over 70% of the Shift Plan target. The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, will be determined as of April 1, 2015 and will be announced on the Company’s website after approval by the Board of Directors.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Level of achievement for fiscal year 2013. The Board of Directors, upon the recommendation of the Compensation Committee, and after the approval by the Audit and Finance Committee of the financial elements, determined the level of achievement with respect to fiscal year 2013 of the first criterion, namely, the definition and the implementation of the Company’s strategy, that is, 100% based on the achievement of the targets of the Performance Program. The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, was assessed on the anniversary date of the grant, that is, April 1, 2014. The Alcatel Lucent share price having ranked in the first position, the condition was achieved at 100%. Considering the achievement level of 100% of the two performance conditions, the global achievement rate for fiscal year 2013 is 100% (which represents 433,333 vested Performance Units, subject to the presence of the CEO at the end of the 3-year vesting period).

Presence condition. The rights attached to the Performance Units will be definitively vested if Mr. Michel Combes is still the Chief Executive Officer at the end of the 3-year vesting period. Subject to the above-mentioned presence and performance conditions, the rights will become available at the end of the three-year period, that is, on April 1, 2016.

AMF Table N°1: Table summarizing the compensation, and the stock options and performance shares granted to the Chief Executive Officer

Mr. Michel Combes – CEO (amount in Euros)	Fiscal year 2013	Fiscal year 2014

Fixed compensation related to the fiscal year	900,000	1,200,000

Variable compensation related to the fiscal year (1)	616,500	804,000

Benefits in kind	_	_

Subtotal - Actual compensation	1,516,500	2,004,000

Valuation of the stock options granted related to the fiscal year (2)	_	_

Valuation of the performance shares granted related to the fiscal year (2)	_	_

Valuation of the Performance Units granted related to the fiscal year (3)	1,367,600	2 025 800

The vesting period of the Performance Units is of 3 years, subject to presence and performance conditions.

TOTAL	2,884,100	4,029,800

(1)	Related to the fiscal year and paid in the following year, after the publication of the annual results on the basis of which the achievement level of the annual performance targets is determined.

(2)	No performance shares or stock options were granted to Mr. Michel Combes.

(3)	2013: The number of Performance Units granted to Mr. Michel Combes in 2013 is 1,300,000. This grant is valued at €1,367,600, calculated on the basis of the Alcatel Lucent share price on April 2, 2013, the date on which he took office as CEO. Based on the Alcatel Lucent share price on March 13, 2015, of €3.72, the grant is valued at €4,836,000.

2014: The number of Performance Units granted to Mr. Michel Combes in 2014 is 700,000. This grant is valued at €2,025,800, calculated on the basis of the Alcatel Lucent share price on March 19, 2014, the date on which it was granted by the Board of Directors. These amounts do not reflect the level of achievement (partial or total) of the performance conditions attached to the Performance Units and assessed over 3 years. The gains actually realized will depend on the value of each Performance Unit, calculated based on the average Alcatel Lucent share price over the 20 trading days preceding the end of the 3-year vesting period. Based on the Alcatel Lucent share price on March 13, 2015, of €3.72, the grant is valued at €2,604,000.

Pension plan

Since he took office, the CEO has benefited from the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan) for the portion of compensation that exceeds eight times the annual French Social Security limit beyond which there is no legal or contractual pension scheme, subject to performance conditions pursuant to applicable law. The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. This pension scheme, established in 1976, has 343 beneficiaries, including approximately 43 executives of the Group who are currently employed by Alcatel Lucent and by its French subsidiaries more than 50%-owned by Alcatel Lucent. AUXAD does not require the beneficiary to be present in the Company at the time of retirement in order to receive the benefit.

Reference compensation and potential rights. The reference compensation includes the basic annual compensation (annual fixed and variable), excluding extraordinary items and variable items pursuant to the long-term compensation plan. On the assumption that performance criteria are reached at 100%, the AUXAD plan would generate a potential annuity of approximately 1% per year for compensation of approximately €1.2 million. Beyond this, this potential annuity could rise to 1.2%. This mechanism does not provide eventual potential rights above 45% of the reference income.

The reference period to calculate the pension benefit is the total period of office(s) of Mr. Michel Combes as Chief Executive Officer.

Performance criteria. The benefit of the pension plan is based on three quantitative performance criteria collectively weighted at 75% (25% each) and two qualitative criteria collectively weighted at 25% (12.5% each):

•	The three quantitative criteria correspond to the evolution of (i) revenue, (ii) operating income (loss) and (iii) the Alcatel

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Lucent share price in the previous fiscal years, in each case, as compared with a representative sample of companies in the sector consistent with the panel used for the stock option and performance share plans (see the list of companies in Section 8.1.2 “Performance shares”).

•	The two qualitative criteria correspond to the implementation of the Performance Program and to the evolution of the index reflecting the customer satisfaction.

Achievement level of the quantitative criteria. A performance rate is determined based on the achievement level of the three quantitative performance criteria as follows: 100% if Alcatel Lucent is ranked in the first two (1st-2nd) places, 75% if Alcatel Lucent is ranked between the third and the fifth (3rd-5th) places, 50% if Alcatel Lucent is ranked between the sixth and the tenth places (6th-10th) and 0% if Alcatel Lucent is ranked below the tenth (10th) place.

Global performance rate. Over the reference period, a global performance rate will be calculated based on the achievement level of the quantitative and qualitative criteria in order to determine the rights of the Chief Executive Officer pursuant to this pension plan. If the global performance rate is (i) greater than 85%, 100% of the rights will vest (ii) between 50% and 85%, 75% of the rights will vest (iii) between 25% and 50%, 50% of the rights will vest, and if the global performance rate is less than 25%, no rights will vest pursuant to this plan.

Benefits after termination of functions

Mr. Michel Combes will receive a termination benefit, the amount of which will be equal to one year of the total target compensation (fixed and variable target), subject to performance conditions as required by applicable law. This termination benefit is subject to a performance condition regarding the Company’s situation, consisting in the Free Cash Flow, as reported in the Company’s audited financial statements, being positive for at least one fiscal year before the end of Mr. Michel Combes’ term of office as CEO. The breakdown of the Free Cash Flow is reported in Note 32-b of the 2013 audited consolidated financial statements. It corresponds to the net cash generated (or used) for operating activities (including restructuring cash outlays and the financing of pensions and post-employment benefits), less investments in tangible and intangible assets. This performance condition can only be entirely fulfilled (at 100%) or not fulfilled (0%).

In compliance with the AFEP-MEDEF Code, this termination benefit will only be paid if the following conditions are met: (a) the Board of Directors terminates the CEO in the context of a change of control or strategy and (b) the above-described performance condition is met.

No termination benefit will be due in the following cases: if Mr. Michel Combes (a) is responsible for gross negligence or has engaged in gross misconduct, (b) leaves the Company on his own initiative, (c) changes position within the Group, or (d) is entitled to claim his pension rights within a short time period.

No employment contract exists between Mr. Michel Combes and Alcatel Lucent or its subsidiaries, in accordance with the AFEP-MEDEF Code.

AMF Table N°10: Table summarizing the situation of the Chief Executive Officer

Mr. Michel Combes	Employment contract	Supplemental pension scheme	Termination payment or benefits owed or likely to become owed as a result of the termination or change of position	Compensation related to a non-compete clause

Chief Executive Officer Appointed on April 1, 2013	None	Yes. Please refer to Section 8.2.3 “Chief Executif Officer”, paragraph “Pension plan” for more details	Yes. Please refer to Section 8.2.3 “Chief Executive Officer”, sub-section “Benefits afer termination of functions” for more details	None

Apart from the above-described contractual commitments, there is no other commitment concerning the Chief Executive Officer with respect to compensation, indemnities or benefits owed or likely to be owed, by reason of the termination or change of his position or following such termination or change of position.

Compensation due or granted to the CEO for fiscal year 2014, submitted to the opinion of the shareholders

Pursuant to the AFEP-MEDEF Code (recommendation 24.3), Code which the Company uses as reference pursuant to Article L. 225-37 of the French Commercial Code, the following components of the compensation due or granted with respect to the then ended fiscal year to each Executive Director are subject to the consultative opinion of the shareholders:

•	fixed portion;

•	annual variable portion and, as the case may be, the multi-annual variable portion, with targets that are used to determine this variable portion;

•	exceptional compensation;

•	stock options, performance shares and any other components of long-term compensation;

•	welcome bonus and severance pay;

•	supplemental pension scheme;

•	benefits of any kind.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Compensation due or granted during the past fiscal year

Nature	Amount (in Euros)	Presentation

Fixed annual compensation	1,200,000	The gross fixed annual compensation of Mr. Michel Combes as CEO amounts to € 1.2 million.

Annual variable compensation	804,000

The variable compensation of Mr. Michel Combes’ compensation ranges from 0 to 200% of his fixed annual compensation, with a target bonus at 100% for targets reached, and is subject to the achievement of performance criteria.

For 2014, two performance criteria were set to measure the level of achievement, namely:

•    50% based on the Free Cash Flow, with the same target as that applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan (ABP);

•    50% based on the achievement of the Shift Plan targets for fiscal year 2014, mainly focusing on fixed costs.

At the meeting of the Board of Directors of February 5, 2015, the Board of Directors, upon recommendation of the Compensation Committee and after approval of the financial data by the Audit and Finance Committee, determined the achievement for fiscal year 2014, that is, 0% based on the Free Cash Flow and 134% based on the achievement of the Shift Plan. Therefore, the amount of the variable compensation of Mr. Michel Combes’ compensation for fiscal year 2014 is €804,000 and corresponds to 67% of his fixed annual compensation.

Annual deferred variable compensation	N/A	Mr. Michel Combes has not received any deferred variable compensation.

Multi-annual variable compensation	No amount due for fiscal year 2014

The Board of Directors, during its meeting held on March 19, 2014 decided to award 700,000 Performance Units with a 3-year vesting period based on a condition of presence and two performance conditions:

•    Implementation of the Company’s strategy: 50% of the vesting is based on the achievement of the Company’s strategic targets as set forth in its financial plan for the vesting period, it being specified that the reference plan is the Shift Plan for fiscal year 2014. The achievement level of the targets will be assessed each year;

•    Share price performance: 50% of the vesting is based on the annual evolution of the Alcatel Lucent share price, measured on March 19 of each year, compared with the evolution of the share price of a panel of 10 solutions and service providers in the telecommunications equipment sector.

Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. The rights to these Performance Units vest over a period of three years subject to the satisfaction of the performance criteria. At the end of the 3 year vesting period, the value of each Performance Unit will be determined based on the average share price of Alcatel Lucent for the 20 trading days preceding March 19, 2017, each Unit being equal to the average of the share price.

Exceptional compensation	N/A	Mr. Michel Combes has not received any exceptional compensation.

Stock options, performance shares or any other element of long-term compensation	N/A	Mr. Michel Combes has not received any stock option or performance share.

Director’s fees	N/A	Like other Executive Directors, Mr. Michel Combes has not received any attendance fee.

Benefits of any nature	N/A	Mr. Michel Combes benefits from a car with a driver as part of his functions only, which is not a benefit in kind.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Compensation due or granted during the past fiscal year and on which shareholders have voted or must vote under the regulated agreements and commitments rules

Nature	Amount (in Euros)	Presentation

Severance pay	No amount due for fiscal year 2014

•    Termination benefit equal to one year of compensation (fixed and target variable remuneration), subject to performance conditions as required by applicable regulation. This termination benefit is subject to a performance condition set regarding the Company’s situation, consisting in the Free Cash Flow being positive for at least one fiscal year prior to the end of Mr. Michel Combes’ position as CEO, as reported by the Company in its audited consolidated financial statement.

•    This performance condition can only be either entirely fulfilled (at 100%) or not at all (0%).

•    In compliance with the AFEP-MEDEF Code, this termination benefit will only be paid if the following conditions are met: (a) the Board of Directors terminates Mr. Michel Combes’ as CEO in the context of a change of control or strategy and (b) the performance condition as described above is met. No termination benefit will be due to Mr. Michel Combes in the following cases: (a) he is responsible for gross negligence or has engaged in willful misconduct, (b) he leaves the Company on his own initiative, (c) he changes position within the Group, or (d) he is entitled to claim his pension rights within a short time period.

This commitment has been authorised by the Board of Directors’ meeting held on March 7, 2013 and has been approved by the Shareholders’ Meeting of May 7, 2013 (resolution 11), in accordance with the rules applicable to regulated agreements and commitments.

Non-compete clause	N/A	Mr. Michel Combes does not benefit from any compensation relating to a non-compete clause.

Supplemental pension schemes	No amount due for fiscal year 2014

•    Subject to performance conditions as required by law, Mr. Michel Combes will benefit from the private pension plan (AUXAD plan) applicable to all corporate executives of the Group’s subsidiaries incorporated in France for the portion of their income that exceeds eight times the annual French Social Security limit beyond which there is no legal contractual pension scheme. This plan is still open.

•    The pension plan is subject, for 75%, to three quantitative criteria (25% each), corresponding to the evolution of (i) revenues, (ii) operating income and (iii) the Alcatel Lucent share price compared with previous fiscal years, in each case as compared with a representative sample of companies in the sector consistent with the panel used for the stock option and performance share plans, and, for 25%, two qualitative criteria (12.5% each), corresponding to the implementation of the Performance Program and the evolution of the customer satisfaction index.

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

•    The reference compensation includes the annual compensation (fixed and variable compensation), excluding exceptional compensation and variable components of a long-term incentive plan. Based on performance conditions achieved at 100%, the AUXAD pension plan would generate a potential life annuity of approximately 1% per year for a remuneration of approximately €1.2M. Above, such potential life annuity would amount to approximately 1.2%. Potential rights under this scheme could not exceed 45% of the reference compensation.

•    This commitment has been authorised by the Board of Directors’ meeting held on March 7, 2013 and has been approved by the Shareholders’ Meeting of May 7, 2013 (resolution 10) as part of the regulated agreements and commitments.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

8.2.4 Management committee

The compensation of the members of the Management Committee* consists of a fixed portion, a variable portion and long-term compensation and benefits based on Group performance criteria reviewed by the Compensation Committee, similar to those applicable to a large number of Group managers, and on their individual performance.

The amount of fixed and variable compensations of the Management Committee amounts to €7 million, including fixed compensation of €4 million. The fixed part of the compensation may also include, where applicable, benefits in kind and expatriation or repatriation allowances as well as housing allowances for expatriates. The variable part for each fiscal year, payable the following year, is defined by the Achievement Bonus Plan (ABP).

Note 29 to the financial statements included elsewhere in this annual report entitled “Related party transactions,” summarizes the total compensation and other benefits provided to senior management.

In addition, Directors’ fees, if any, received by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

Further, upon the recommendation of the Compensation Committee, since April 2014, each member of the Management Committee has the obligation to hold Alcatel Lucent shares is an amount equal to one year’s salary, until such time as such person ceases to be a member of the Management Committee. The members of the Management Committee have a 3-year period in order to fulfill this obligation. This obligation also applies to the members of the Leadership Team who are not members of the Management Committee, for the duration of their functions within the Leadership team.

*	Within the Leadership Team, the Management Committee includes 6 members, including the Chief Executive Officer (see Section 7.1.1.3 “The Leadership Team and the Management Committee”).

Global amounts reserved for pensions

The aggregate commitments relating to pensions (taking into account total benefits obligation: vested and non-vested rights) and other benefits granted to members of the Board of Directors and the Management Committee as of December 31, 2014

amounts to €5.9 million (compared with €5.5 million in 2013). This amount is broken down as follows: €0.7 million relate to the Directors, including Mr. Michel Combes (compared to €0.1 million in 2013) and €5.2 million relate to the members of the Management Committee excluding Mr. Michel Combes (compared to €5.4 million in 2013).

Sustainability	9

9.1	Environment	144

9.2	Human resources	146

9

SUSTAINABILITY

Environment

Alcatel Lucent is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide, through its approach to responsible business innovation.

Our activities focus on three core priorities: eco-sustainability, our people, digital inclusion. These priorities are underpinned by three key values: zero tolerance for compliance violations, collaboration only with partners who support our values, active engagement as citizens in the communities where we do business around the globe.

9.1	Environment

9.1.1	Overall environmental policy

Our approach

The information and communications technology (ICT) sector has the potential to play a critical role in addressing challenges related to climate change. At Alcatel-Lucent, our long-term success depends on helping our customers respond to their environmental challenges through our innovation – and on reducing our own direct environmental impact.

For these reasons, we have built environmental considerations into virtually every aspect of our business, following a three-part approach.

•	Developing eco-sustainable networks: creating and bringing to market products, services and solutions that contribute to environmentally responsible end-to-end networks;

•	Leading the telecoms industry: innovating in finding new disruptive research responses to today’s climate change challenge through open, collaborative research partnerships and forums such as GreenTouch™ Consortium and/or through our own Bell Labs research on energy; and

•	Reducing our carbon footprint: reducing our absolute carbon footprint from operations by 50% by 2020 compared to our 2008 baseline. By the end of 2014, our carbon footprint had decreased by 40% compared to the 2008 baseline.

This approach relies on our strong commitment for eco-innovation and our ability to play a leading role with key stakeholders.

Provisions and guarantees for environmental risks

It is our policy and practice to comply with all applicable environmental requirements and to provide safe, environmentally sound workplaces that will not adversely affect the health or safety of the communities in which we operate. Although we believe we are in material compliance with all environmental, health and safety laws and regulations, and that we have obtained all material environmental permits and authorizations required for our operations and our products, we may have to incur expenditures in the future significantly in excess of our expectations to cover environmental liabilities, maintain compliance with current or future environmental, health and safety laws and regulations, or undertake any necessary remediation.

The future impact of environmental matters, including potential liabilities, changes in carbon and environmental reporting requirements and the pricing of carbon emissions, is often difficult to estimate. We have modeled the potential pricing of carbon on our financial statements. Although it is not possible at this stage to predict the outcome of remedial and investigatory activities with absolute certainty, we believe the ultimate financial impact of these activities - net of applicable reserves - will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities.

As of December 31, 2014, our remaining outstanding balance related to our main provisions for environmental risks was € 59 million.

9.1.2	Pollution and waste management

Laws and regulations

We are subject to national and local environment, health and safety laws and regulations relevant to our operations, facilities and products in every jurisdiction where we operate. These laws and regulations impose various limitations (including the discharge of pollutants into the air and water) and establish standards for the treatment, storage and disposal of solid and hazardous waste, which may require us to remediate a site at significant cost. In the United States, these laws often require parties to fund remedial action regardless of fault. We have incurred significant costs to comply with these laws and regulations and expect to continue to incur significant compliance costs in the future.

We constantly monitor legal, regulatory and other developments that may affect the environmental, health and safety aspects of our activities, products or services. Compliance reviews are

SUSTAINABILITY

Environment

performed regularly and appropriate remedial measures are implemented once applicable legal, regulatory and other requirements are identified.

Remedial and investigatory activities

Remedial and investigatory activities are underway at numerous current and former facilities owned or operated by the former Alcatel and Lucent entities. In addition, Lucent Technologies Inc. (now Alcatel-Lucent USA Inc.) was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corporation (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. agreed to assume responsibility for certain liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under the Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities.

For more information, including our anticipated remedial costs associated with the cleanup of the Fox River Superfund Site in Wisconsin, please refer to Section 6.5 “Contractual obligations and off-balance sheet contingent commitments”, subtitle “Specific commitments: Alcatel-Lucent USA Inc.” In Alcatel-Lucent USA Inc.’s Separation Agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

9.1.3	Sustainable use of resources

Measures to improve efficiency of raw materials use

Our life cycle assessment (LCA) approach evaluates the consumption of raw materials throughout the life cycles of our products. Data and results from LCA assessments inform continual improvements to achieve more efficient use of raw materials and energy at every stage of product life: raw material extraction, pre-processing, intermediate material and component manufacturing, final manufacturing and assembly, packaging, distribution and installation, use, and end-of-life reuse and recycling. These improvements are incorporated into our best practices for environmentally conscious product design.

Product energy efficiency

Given the anticipated rise in greenhouse gas emissions by the Information & Communications Technology (ICT) sector in the coming years, Alcatel-Lucent is relentlessly striving to reduce the environmental impact of its products and solutions. Numerous initiatives are underway to not only increase the energy efficiency of our products and solutions but also to decrease our total carbon footprint through more eco-efficient product design and optimized product development, with a significant focus being placed on implementing more energy saving features and eco-friendly production processes.

In April last year, Bell Labs launched an application that models energy consumption of ICT networks. The GWATT (Global ‘What if’ Analyzer of NeTwork Energy ConsumpTion) (http://gwatt.net/), application is a thought-stimulating tool that is intended to drive intelligent dialogue about the sustainability potential of new technologies and the relative importance of different architectures and technologies on end-to-end energy consumption. Since then, over 4,000 users have accessed the GWATT application and nearly 1,000 have used it to forecast the effect of future traffic projection on energy consumption.

9.1.4	Green innovation

Alcatel-Lucent’s research division, Bell Labs, recognizes that network energy consumption is one of the major industrial challenges facing customers and the ICT industry at large. With exponential traffic growth predicted for communication networks - accompanied by increased energy costs - service providers’ operational expenses will increase significantly without the development of new, energy-efficient technologies. A further concern is access to stable, reliable power - which cannot be taken for granted in the case of off-grid or poor-grid deployments in developing countries and rural areas, or where massive deployments of network equipment like small cells present significant operational challenges and expenses.

Bell Labs’ Network Energy Research program focuses on optimizing network energy utilization, and on developing innovative solutions for Alcatel-Lucent products in the near, medium and long terms. The program’s research efforts span all major areas of the network including wireless and fixed access, metro and core networks, and optical transmission. The Energy Research program investigates technologies, architectures and solutions that:

•	reduce required energy per bit (that is, increase energy efficiency), for data transmission, processing or storage;

•	reduce power wastage from inefficiencies and overhead (for example, through more efficient thermal management and cooling); and

•	enable off-grid deployments through new energy harvesting solutions and high-density energy storage technologies.

9

SUSTAINABILITY

Environment

The research program also investigates innovative applications of ICT technologies such as connected and smart city applications (e.g., smart grids and electric mobility).

Given that network energy consumption affects the entire ICT industry, Bell Labs’ vision is based on extensive collaboration with service providers, equipment manufacturers, utility companies and academics. This collaboration is at the core of the GreenTouch Consortium, which was founded in 2010. The GreenTouch Consortium that Bell Labs initiated is a Global Research counting 48 member organizations aiming at creating a technology roadmap to make telecoms networks up to 1,000 times more energy efficient.

9.1.5	Climate change

Tracking and reporting on carbon emissions

We have made a commitment to reduce our absolute carbon footprint (CO2e) from our Scope 1 and Scope 2 operations by

50% by 2020 (compared to our 2008 baseline). According to the 2014 operational data available at the time of the filing of this document, the carbon footprint associated with our operations showed an approximate 40% reduction from 2008 levels.

9.2	Human resources

Our human resources policies and practices ensure that the ongoing transformation of Alcatel-Lucent is aligned with changes affecting our customers, markets and the world at large. Because we operate worldwide and serve customers who do business on a global scale, our approach to human resources management and development is likewise global.

9.2.1	Employment

Employees

Our total worldwide employee headcount at the end of 2014 was 52,673. The figures take into account all employees who worked for fully consolidated companies (including long-term absences/notice period) as well as for companies in which we own 50% or more of the equity.

The numbers were restated for the last three years due to the sale of our Enterprise activities on September 30, 2014. Enterprise headcount was 2,872 in 2012, 2,795 in 2013, and 463 in 2014.

Contractors and temporary workers

In 2014, the average number of contractors and temporary workers was 3,740 in the aggregate. The number of contractors is composed of employees of third parties performing work subcontracted by Alcatel-Lucent.

The number of temporary workers is, in general, composed of employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise.

9.2.2	Work organization and management

The Shift Plan

The Shift Plan is an industrial, operational and financial plan to refocus Alcatel-Lucent as a specialist in IP and cloud networking as well as ultra-broadband access, and to deliver innovation that shapes the future of the industry and ensures profitable growth. Launched in June 2013, The Shift Plan is a three-year plan.

With regard to the headcount reductions envisaged by The Shift Plan, the process of distributing information to and negotiating with the unions is ongoing and we are on track with our target. At the end of 2014, our workforce comprised 52,673 people, a decrease of 6,843 compared to the previous year, taking into account the sale of our Enterprise activities.

For further information, please refer to Section 6.6 “Strategy and Outlook”.

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

Our compensation strategy also aligns with The Shift Plan and strives to strike a balance among the following elements: Speed, simplicity, trust and accountability. This includes the implementation of common bonus plans, sales incentives and equity grants to ensure a consistent, global approach to compensation; the clear communication of performance

SUSTAINABILITY

Human resources

achievement levels and policies; and having employees set and review yearly performance targets with their managers.

In 2014, a new variable incentive plan (excluding the sales population) was implemented featuring corporate, business unit and individual key performance indicators to enable employees to have greater visibility into and influence over their achievement and rewards.

The grants of long-term incentives (that is, stock options and performance shares) are decided by our Board of Directors upon recommendation of the Compensation Committee. Their implementation serves several purposes, including:

•	involving employees in Alcatel-Lucent’s results and in the achievement of The Shift Plan;

•	encouraging and rewarding performance; and

•	attracting and retaining talent in a highly competitive industry where quality and employee motivation are key factors for success.

Employees benefiting from equity may dispose of the shares and/or options at the end of the vesting or acquisition period to the extent the presence and/or the performance conditions are met.

Employee compensation evolution (that is, wages and salaries) over the last three years is set forth in Note 30 to our consolidated financial statements.

9.2.3	Training

Alcatel-Lucent University

The mission of Alcatel-Lucent University is to improve the performance of our employees, partners and customers and build the skills required for business success through:

•	learning and development initiatives which are aligned with the strategic priorities of our Company;

•	state-of-the-art learning facilities and e-learning components;

•	technical certifications for customers, partners and employees offering professional standing in key technologies;

•	accreditation programs targeting key Alcatel-Lucent job positions for employees;

•	a learner-centric approach that enables individuals to achieve proficiency in areas relevant to their particular organization, job role and career interests.

All learning hours are tracked through a formal learning management system that provides auditable learning volume reports.

The University has introduced a personal, community-based learning application called My Personal Learning Experience (or

My PLE), which allows students to better drive and manage their own learning programs. Designed around learning communities where students can share best practices, My PLE makes it easier for students to learn from their peers and from content experts - which, in turn, help to make learning more relevant to the job.

Achievements

In 2014, Alcatel-Lucent University delivered a total of 1.2 million hours of training to more than 91,000 total students1 across 169 countries: 47% were external learners and 53% were internal learners2.

In 2014, the University delivered an average of 11 hours of training per internal learner.

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

Our global strategy

At the end of 2011, we implemented a global strategy and action plan that assigned responsibility for gender diversity at the organizational, corporate and country levels, and identified actions to be carried out in five focus areas:

•	Awareness building: in 2014, we continued our work with a series of interactive sessions on gender diversity, addressing 500 managers and leaders to help them understand why diversity is a business imperative for Alcatel-Lucent and to build their awareness of workplace gender dynamics - all with the aim to better tap our existing talent and improve organizational performance.

•	Leadership

–	Supporting female leaders: in 2014, we launched the TOP10 Women Program to support women’s career development, offering to 10 participants in each region a mix of business sponsorship, executive coaching, TOP10 mentoring and networking over a one-year period.

–	Leadership Pipeline: as of December 2014, women account for 22% of our Leadership Pipeline.

9

SUSTAINABILITY

Human resources

•	Staffing/recruitment: 33% of external hires over the past year were women, an increase of 10% from the previous period.

•	Work/life balance: to support a better work/life balance for employees - women as well as men - we now have teleworking policies in all key countries worldwide. Our internal networking and learning platforms are being used to educate employees on the benefits and best practices of teleworking, helping to make flexible work practices more prevalent for men and women alike.

•	Equal pay for equal work: we continue to comply with legal obligations, including gender-pay, in the countries in which we operate. As mentioned in the first bullet, our awareness-building sessions on gender diversity, attended by 500 managers in 2014, create a foundation for renewed success in this focus area.

Integration of disabled people

We are committed to fostering the integration of people with disabilities into our workforce and creating access solutions for them.

Commitment to non-discrimination

Our commitment to advancing equality and non-discrimination is reflected in specific initiatives against harassment and discrimination in several countries (in particular, France and the United States). We continue to offer to our employees, individuals and managers, awareness resources on best practices to support lesbian, gay, bisexual and transgender people (LGBT) on the workplace.

For the thirteenth consecutive year, Alcatel-Lucent was recognized by the Human Rights Campaign Foundation with a perfect score on the Corporate Equality Index, which rates American workplaces on LGBT equality.

Listing and shareholdings	10

10.1	Information concerning our Company	150

10.2	Capital	156

10.3	Shareholding	169

10.4	Stock exchange information	174

10.5	Shareholders’ Meetings	176

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

10.1	Information concerning our Company

10.1.1	Legal information

Company name and head office

Alcatel Lucent

148/152 route de la Reine, 92100 Boulogne-Billancourt.

Telephone :+33 1 55 14 10 10

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

Registration number at the registry of commerce

The Company is registered at the Nanterre Commerce and Companies Registry under number 542 019 096. Its APE business activity code is 7010 Z.

Fiscal year

Our fiscal year begins on January 1st and ends on December 31st.

10.1.2	Specific provisions of the bylaws and of law

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

Shares are registered until the nominal value is fully paid.

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

LISTING AND SHAREHOLDINGS

Information concerning our Company

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

C) Exceeding the legal thresholds

Beyond the notification obligations provided for in our Articles of Association, French law requires that any individual or legal entity, acting alone or in concert, which comes to hold (including through ADSs) a total number of shares above 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the capital or of the voting rights of a company, notify the company and the AMF. The same notification obligation applies to any individual or legal entity holding a total number of shares representing between 30% and 50% of the capital or voting rights, and that, within less than twelve consecutive months, increases such shareholding by at least 1% of the capital or voting right of the company (referred to as the “speed-limit excess” rule). The 30% threshold and the “speed-limit excess” create an obligation for the concerned shareholder to launch a tender offer, as described below.

Pursuant to Article L.233-9 I 4° and 4°bis of the French Commercial Code the issued shares or the voting rights that the reporting entity is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument and the shares already issued or the voting rights covered by an agreement or a financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options), must also be taken into account for the calculation of the thresholds subject to notification. Moreover, the “separate disclosure” requirement imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future and (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party.

The deadline to notify the AMF and the issuer is of four trading days (before the market or the trading system closes), after the day on which the threshold is reached.

A notification must also be made within the same timeframe when the holding in capital or voting rights falls below the above-mentioned thresholds, but not in the event the “speed-limit excess” occurs downwards due to sale(s) of shares or dilution of the shareholding.

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

E) Holdings triggering the mandatory filing of a tender offer

When an individual or legal entity, acting alone or in concert, comes to hold 30% of the capital or voting rights of the Company, or, while holding a total number of shares between 30% and 50%, comes to increase such holding by at least 1% within less than 12 months, it must immediately inform the AMF and launch a tender offer for all of the equity securities and securities giving access to the capital or voting rights of the Company.

F) Information on the number of voting rights

To allow shareholders to determine whether they have exceeded an ownership threshold, we publish the total number of voting rights monthly on our Internet site.

G) Cross-shareholdings

In accordance with French legislation relating to cross-shareholdings, a limited liability company may not own shares in another company if the latter holds more than 10% of the share capital of the former. In the event of cross-shareholdings that

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

violate this rule and unless an agreement is reached, the company owning the smaller percentage of shares in the other company must sell its stake. Until sold, the voting rights of these shares are suspended.

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

A double voting right is granted to fully paid shares which have been held in registered form by the same person for at least three years.

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

Changes in the capital

A) Capital increases

In accordance with applicable law, our capital may be increased by cash or in-kind contributions, pursuant to a resolution of the Extraordinary Shareholders’ Meeting approved by two-thirds of the shareholders present or represented. This power may also be delegated to the Board of Directors. In the event of a delegation to the Board of Directors, the Chief Executive Officer may be granted specific powers to complete the capital increase.

The capital may also be increased:

•	by the capitalization of reserves, profits or issuance premium pursuant to a decision of the shareholders at an Ordinary Shareholders’ Meeting taken with the approval of a simple majority of the shareholders present or represented;
•	in case of payment of a dividend in shares decided by an Ordinary Shareholders’ Meeting; or

•	upon tender of securities or rights giving access to the Company’s capital (bonds convertible into shares, bonds repayable in shares, warrants to purchase shares or other securities).

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

Directors’ term of office - age limit

The Directors are elected for a period of three years. Exceptionally, the shareholders may appoint a Director for a period of one or two years in order to stagger the Director’s terms of office. Outgoing Directors may be re-elected subject to the following provisions.

A Director appointed to replace another Director holds office only for the remainder of his predecessor’s term of office.

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

LISTING AND SHAREHOLDINGS

Information concerning our Company

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

The Chairman of the Board of Directors performs the missions assigned to him by law and notably must ensure the proper functioning of the Company’s governing bodies. He chairs the meetings of the Board of Directors, organizes the work of the Board and ensures that the Directors are able to fulfill their mission.

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

When the Chairman of the Board of Directors assumes the management of the Company, the provisions of this section and the law governing the Chief Executive Officer apply to him.

Upon the proposal of the Chief Executive Officer, the Board of Directors may authorize one or more persons to assist him, as Executive Vice-Presidents.

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

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

Board Observers

Upon the proposal of the Chairman, the Board of Directors must in turn propose to the Ordinary Shareholders’ Meeting the appointment of two Observers satisfying the conditions described below. The Board Observers are invited and participate in Board meetings, but have no vote. They are appointed for three years. Exceptionally the shareholders may appoint a Board Observer for a period of two years in order to stagger the Board Observer’s terms of office. Outgoing Board Observers may be renewed.

They must, at the time of their appointment, be both employees of Alcatel Lucent or a company of the Group, and members of a mutual investment fund as described below. Any mutual investment fund which satisfies the conditions defined below may propose to the Board candidates with a view to their being appointed as Observers.

For purposes of the preceding requirements:

•	a company of the Alcatel Lucent group is a company in which Alcatel Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Alcatel Lucent group holds directly or indirectly at least one half of the voting rights;

•	the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the Company or a Group company participates, and where the portfolio includes at least 75% of Alcatel Lucent shares.

Upon the Chairman’s recommendation, the Board of Directors may propose to the Ordinary Shareholders’ Meeting the appointment of one or several additional Observers who do not fulfill the conditions above who may or may not be shareholders, but the total number of Observers may not exceed six.

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

All shareholders may attend the meeting in person, or vote by mail or by proxy, upon presentation of proof of identity and upon proof of registration of the securities in their name on the beginning (0:00 hour, Paris time) of the second working day preceding the Shareholders’ Meeting, either in the Company’s accounts of registered securities, or in the bearer share accounts held by a duly authorized intermediary.

Subject to the conditions defined by regulations and in accordance with the procedures defined beforehand by the Board of Directors, the shareholders may participate and vote in all General or Special Shareholders’ Meetings by video-

conference or any electronic communication method, including Internet, that allows for their identification.

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

All shareholders having expressed their vote electronically, sent a power of attorney or asked for their admission card or a certificate of participation may nevertheless transfer all or part of the shares for which they have voted electronically, sent a power of attorney or asked for an admission card or a confirmation. However, if the transfer of ownership is made between the day on which the vote has been electronically expressed, or the power of attorney sent, or the admission card or a confirmation of participation requested, and the beginning (0:00 hour, Paris time) of the second working day preceding the meeting, the Company, upon notification of the intermediary authorized to hold the account, will invalidate or modify as a result, as the case may be, the electronic vote, the power of attorney, the admission card or confirmation. No transfer of ownership or any transaction made after the second working day preceding the meeting, 0:00 hour, Paris time, whatever the means used, shall be notified by the authorized intermediary or taken into account by the Company, notwithstanding any agreement to the contrary.

The Shareholders’ Meeting is chaired either by the Chairman or one of the Vice-Chairmen of the Board of Directors, or by a Director appointed by the Board or by the Chairman.

The shareholders appoint the officers of the meeting, that is, the Chairman, two scrutineers and a secretary.

The scrutineers are the two shareholders attending the meeting representing the largest number of votes or, should they refuse, those who come after in descending order until the duties are accepted.

Copies or extracts of the minutes may be authenticated by the Chairman of the Board, the secretary of the Shareholders’ Meeting, or the Director appointed to chair the meeting.

The Ordinary Shareholders’ Meeting may deliberate on a first call only if the shareholders present or represented hold at least one-

LISTING AND SHAREHOLDINGS

Information concerning our Company

fifth of the shares with voting rights. No quorum is required for a meeting held upon a second call.

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

Appropriation of the result - dividend

The difference between the proceeds and the expenses of the fiscal year, after provisions, constitutes the profits or losses for the fiscal year. An amount equal to 5% of the profits, minus previous losses, if any, is deducted in order to create the legal reserve, until such legal reserve is at least equal to 1/10th of the capital. Additional contributions to the legal reserve are required if the legal reserve falls below that fraction for any reason.

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

The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividend distributed or the interim dividend, the option to receive payment of the dividend or interim dividend in cash or in shares.

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

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of a public tender offer. The following elements could have such an impact with respect to Alcatel Lucent:

•	the distribution of capital and voting rights shown below;

•	to ensure the stability in all circumstances of the Group’s business and employees who are essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period. Further, the members of the Leadership Team, excluding the Chief Executive Officer, benefit from an acceleration of the vesting of the rights attached to their stock-options in case of a change in control;

•	the manner in which the employee shareholding system functions when the employees do not exercise their rights directly: Pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the FCP 2AL Mutual Fund decides whether to tender the shares to the tender or exchange offer.

10

LISTING AND SHAREHOLDINGS

Capital

10.2	Capital

10.2.1	Amount of the capital and categories of shares

Capital at year end. On February 5, 2015, the Board of Directors determined that the amount of the capital at December 31, 2014, amounted to EUR 141,021,613.50,

represented by 2,820,432,270 fully paid ordinary shares, each with a nominal value of EUR 0.05.

10.2.2	Purchase of Alcatel Lucent shares by the Company

In 2014, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2014, Alcatel Lucent held directly 13,010,214 shares, representing 0.46% of the capital. At that date, our subsidiaries held 27,110,113 shares, representing 0.96% of our capital. At December 31, 2014, these shares were booked as a deduction from consolidated shareholders’ equity.

Following a resolution of the Board of Directors on March 19, 2014, the treasury shares are allocated to the following objectives:

•	to retain for subsequent use in respect of external growth transactions (approximately 42.8 million of treasury shares);

•	to meet obligations arising from options carrying the right to purchase existing shares (1 million of treasury shares);

•	to pay the variable compensation of the members of the Leadership team in part with treasury shares (8 million of treasury shares).

At the Shareholders’ Meeting of May 28, 2014, the shareholders authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company.

The maximum purchase price per share may not exceed EUR 20 and the minimum selling price may not be less than the nominal value of the share, that is, EUR 0.05. This program has not been implemented since the approval by the shareholders of the corresponding resolution at the Shareholders’ Meeting of May 28, 2014.

At its meeting of February 5, 2015, the Board of Directors decided to propose a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 26, 2015, to cancel the existing authorization, and to give the Board a new 18 month authorization for a share repurchase program.

Description of the repurchase program pursuant to articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program. At the Shareholders’ Meeting of May 28, 2014, the shareholders authorized the Board of Directors to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company for a period of 18 months. The renewal of this authorization to the Company to purchase its own shares for a new period of 18 months will be submitted for approval to the shareholders at the Shareholders’ Meeting to be held on May 26, 2015.

Number of shares and percentage of capital held directly or indirectly by the Company. At December 31, 2014, the Company held 13,010,214 shares directly and 27,110,113 shares indirectly.

Goals of the repurchase program. The goals of the current repurchase program and those to be presented to the shareholders at the Shareholders’ Meeting of May 26, 2015 in relation to the renewal of this program are:

•	to cancel some or all of the shares so purchased by decreasing the Company’s share capital under the conditions provided by law;

•	to grant or sell purchased shares to employees and officers (“dirigeants”) of the Company or its affiliates or organizations under the terms and conditions provided by law (stock options, participation of employees in the Company’s profit, allocation of performance-related shares, etc.);

•	to comply with the Company’s obligations in respect of stock option plans or other allocations of shares to employees or corporate officers of the Company or of a related company;

•	to deliver shares upon the exercise of rights attached to securities giving access to the Company’s share capital and to carry out related hedging transactions pursuant to commitments undertaken by the Company (or any of its subsidiaries) with respect to such securities;

•	to hold and deliver shares (as exchange consideration, payment, or other) in particular in connection with external growth transactions carried out by the Company, or mergers, spin-offs or contributions;

•	to engage in market making in the secondary market or maintenance of the liquidity of the Alcatel Lucent share through an investment services provider pursuant to a liquidity contract that complies with the ethical code recognized by the AMF.

The repurchase program is also intended to allow the implementation of any market practice that may be permitted by the AMF in the future and more generally, the conclusion of any transaction that complies with applicable laws and regulations. In

LISTING AND SHAREHOLDINGS

Capital

such a case, the Company will inform its shareholders through a press release.

Repurchase terms and conditions. Acquisitions, sales and transfers of shares may be made at any time subject to the limits, in particular relating to volume and price, authorized under applicable laws and regulations (except during the period of a public tender offer on Alcatel Lucent shares) and by any means, either through regulated markets, multilateral trading systems, systematic internalizers or by way of a private placement or otherwise, including by block purchases or sales, by public tender offer or public exchange offer, or through the use of options or other derivative financial instruments whether traded on regulated markets or through multilateral trading systems, via a systematic internalizer or by way of a private placement or otherwise or by delivery of shares arising from the issuance of securities giving access to the capital of the Company by conversion, exchange, redemption, presentation of a warrant or any other means, either directly or through an investment services provider, under the conditions set forth by the market authorities.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price. The program concerns the shares of Alcatel Lucent (ISIN FR0000130007) listed on Euronext Paris stock exchange -Compartment A.

The maximum percentage that may be purchased under each of the current authorization and the one to be proposed to the shareholders at the Shareholders’ Meeting on May 26, 2015 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2014, for information purposes this limit represents 282,043,227 shares or, based on the maximum authorized purchase price (EUR 20), a maximum theoretical amount of EUR 5,640,864,540, not including the shares already held by the Company.

However, in the event of transactions affecting the Company’s share capital, and in particular, of a capital increase through the capitalization of reserves, the allocation of free shares, in particular performance-related shares, a stock split or reverse stock split, a change in nominal value or any other transaction affecting the equity capital, the Board of Directors may adjust the maximum purchase price set forth above in order to take into account the impact of these transactions on the value of the shares.

Duration of the program. The current share repurchase program as approved by the shareholders at the Shareholders’ Meeting held on May 28, 2014 is in place for a duration of 18 months as of its approval, that is, until November 28, 2015. In accordance with the resolution to be submitted to the approval of the shareholders at the Shareholders’ Meeting on May 26, 2015, the current share repurchase program would be cancelled and the new program will be able to be implemented over a period of 18 months following the date of that approval, that is, until November 26, 2016.

10

LISTING AND SHAREHOLDINGS

Capital

10.2.3	Authorizations related to the capital

Outstanding authorizations

Currently, we have the following authorizations to issue capital and repurchase and/or cancel our shares, which authorizations were approved at our Shareholders’ Meeting on May 28, 2014.

OUTSTANDING AUTHORIZATIONS

Nature	Caracteristics (ceiling, discount)	% Capital	Utilization	Remaining % Capital

AUTHORIZATIONS - VALIDITY: 18 MONTHS

Share repurchase (resolution 11 ShM 2014)	-	10%	None	10%

Share cancellation (resolution 12 ShM 2014)	-	10%	None	10%
ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS

Maximum global amount applicable to all dilutive and non-dilutive issuances: EUR 46.5 million (33% of the capital)	Capital increase WITH PSR (resolution 13 ShM 2014)		Global ceiling: EUR 46.5 million (930 million shares) ; Maximum nominal amount of debt securities: EUR 5 billion	33%	10%*	23%***
	Capital increase WITHOUT PSR (resolution 14 to 17 and 19 ShM 2014)
		Public offer WITH priority subscription period (resolution 14 ShM 2014)	Ceiling: EUR 28.25 million (565 million shares) ; Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%; Priority subscription period of at least 5 days	20%**	None	10%***
	Maximum amount applicable to dilutive issuances and without priority subscription period: EUR 14.1 million (10% of the capital)	Public offer WITHOUT priority subscription period (resolution 14 ShM 2014)	Ceiling: EUR 14.1 million (282 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%	10%	None	0%***
		Private placement (Art L. 411-2 II of the French Monetary and Financial Code) (resolution 15 ShM 2014)	Maximum discount of 5%	10%	10%	0%***
		Greenshoe (resolution 16 ShM 2014)	15% of the initial issue	15% of the initial issue	15% of the initial issue	N/A
		Contributions in kind (resolution 17 ShM 2014)	-	10%	None	0%***
		Determination of price under public offer and private placement (resolution 19 ShM 2014)	Flexibility of the reference period; Maximum discount of 5%	10%	None	N/A

Capital increase by capitalization of reserves, profits, premiums (resolution 18 ShM 2014)	EUR 5 billion	-	None	-

ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS - VALIDITY: 38 AND 26 MONTHS

Performance shares (resolution 20 ShM 2014)	Executive Directors : limit of 6% of the grants (that is, less than 0.12% of capital) ; Validity of 38 months	2%	0.37%	1.63%

Stock-options (resolution 21 ShM 2014)	Executive Directors: limit of 6% of the grants (that is, less than 0.12% of capital) ; Without discount; Validity of 38 months	2%	None	2%

Capital increase reserved to employees (resolution 22 ShM 2014)	Maximum discount of 5%; Validity of 26 months	2%	None	2%

NB	: Share capital at December 31, 2014: EUR 141 million, that is, 2,820.4 million shares with a nominal value of EUR 0.05.
PSR	: Preferential Subscription Right.
*	The 10% used correspond to the June, 2014 issuance through a private placement.
**	To be counted towards the ceiling of 33% mentioned in resolution 13 related to the capital increase WITH PSR.
***	Due to the issuance made in June 2014 through a private placement representing 10 % of the capital (this percentage being the maximum amount of the authorizations for the issuances WITHOUT PSR and WITHOUT priority subscription period).

LISTING AND SHAREHOLDINGS

Capital

Use of authorizations

Issuance with cancellation of preferential subscription rights of shareholders. The Board of Directors was granted a delegation of authority by the Shareholders’ Meeting of May 28, 2014, for a period of 26 months, to issue ordinary shares and any securities conferring a right to the capital of the Company, with cancellation of the preferential subscription rights of the shareholders of Alcatel Lucent, within the limit of EUR 14.1 million, that is, approximately 10% of our capital.

In June 2014, as part of the Shift Plan, Alcatel-Lucent issued bonds convertible into Alcatel-Lucent Shares pursuant to the authorizations granted by the shareholders at the Shareholders’ Meeting of May 28, 2014:

On June 10, 2014, pursuant to resolutions 15, 16 and 19 approved by the shareholders at the Shareholders’ Meeting of May 28, 2014, the Board launched an offering of bonds convertible into and/or exchangeable for new and/or existing shares (OCEANE) in two tranches (“2019 OCEANE” and “2020 OCEANE”). The amount of the 2019 OCEANE issuance was EUR 688.42 million corresponding to 167.5 million 2019 OCEANE of a nominal value of EUR 4.11 each. The amount of the 2020 OCEANE issuance was of EUR 460.28 million corresponding to 114.4 million 2020 OCEANE of EUR 4.02 each. The OCEANE offering was effected as a private placement pursuant to Article L. 411-2-II of the French Monetary and Financial Code, with exercise in full of the over-allotment option of 15% of the initial offering, that is, a total offering of EUR 1,148.7 million. Together with available cash, this issuance allowed the Group of to repay in full prior to its term the Senior Secured Credit Facility of an initial principal amount of U.S$1,750 million entered into by Alcatel-Lucent USA Inc., to extend its debt maturity and to reduce the cost of indebtedness. The early repayment on August 19, 2014, of the Senior Secured Credit Facility also allowed the first-priority pledges granted in connection with this Facility to be cancelled and released.

Performance shares, stock options and purchase of shares: Our Board of Directors was given authorizations by the shareholders at the Shareholders’ Meeting held on May 28, 2014, which allowed it to grant performance shares. The grants effected in September 2014 represented 0.37% of the capital, compared to an overall ceiling of 2% of the capital for issuance of performance shares.

The status of the use of the authorizations related to performance shares, stock options and options to purchase shares granted to the Board of Directors is described in Chapter 8 “Compensation and long term incentive”.

10.2.4	Diluted capital

Our capital at December 31, 2014 was EUR 141,021,613.50, represented by 2,820,432,270 fully paid ordinary shares, each with a nominal value of EUR 0.05, and fully paid up.

Total number of shares

Capital at December 31, 2014	2,820,432,270

Alcatel Lucent stock options	124,455,977

Performance shares (1)	27,194,482

OCEANE 2018 (2)	370,378,501

OCEANE 2019 (2)	167,500,000

OCEANE 2020 (2)	114,499,995

Diluted capital at December 31, 2014	3,624,461,225

(1)	For more details, see Section 8.1.4 “Summary table for the performance share plans”.

(2)	For a description of the dilutive instruments, see Section 10.2.5 “Shares or rights granting access to the capital”.

10.2.5	Shares or rights granting access to the capital

Convertible debts securities issued by Lucent Technologies Inc.

Convertible bonds. Lucent Technologies Inc. (or its affiliates) had issued debt securities convertible into Lucent Technologies, Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of

Directors’ decision of November 30, 2006, these securities included the following and entitled holders to:

•	44,463,075 Alcatel Lucent shares, concerning the 7.75% convertible trust preferred securities maturing on March 15, 2017;

10

LISTING AND SHAREHOLDINGS

Capital

•	43,832,325 Alcatel Lucent shares, concerning the Series A convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2023;

•	55,087,690 Alcatel Lucent shares, concerning the Series B convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2025.

The unit price of the Alcatel Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

•	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$24.80 for the 7.75% convertible trust preferred securities;

•	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$17.11 for the Series A convertible bonds;

•	the equivalent in EUR, the day of the exercise or of the conversion, of U.S.$15.98 for the Series B convertible bonds.

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

Stock-options and other stock-based compensation instruments issued by Lucent Technologies Inc.

As part of the business combination with Lucent, we agreed to issue Alcatel Lucent shares to holders of stock options and other stock-based compensation instruments (restricted stock units, performance shares and Directors’ deferrals) granted by Lucent Technologies Inc., in the event of such holders’ exercise or conversion of the rights attached to their instruments.

As of November 30, 2006, the date of the business combination between historical Alcatel and Lucent, these instruments entitled their holders to a total of 311,307,596 common shares of Lucent Technologies Inc.

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

At December 31, 2014, there were a total of 55,669,199 outstanding bonds convertible into Alcatel Lucent shares. However, none of these bonds may still be converted, given the cancellation of stock-options as of that same date.

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

Due to the expiry of all of the stock-options to which the ORAs related, these notes were bought back and then cancelled on December 19, 2014.

Issues related to financial transactions

OCEANE 2018. Pursuant to the authorization granted at the Shareholders’ Meeting of June 8, 2012, Alcatel-Lucent issued, on July 3, 2013, debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of EUR 628,946,424, represented by 349,414,680 OCEANE with a unit value of EUR 1.80 (see Note 24 to the consolidated financial statements).

The bonds, which are due on January 1, 2018, bear an annual interest rate of 4.25%.

The principal purpose of the issue was to refinance the Group’s debt and the extension of its debt’s maturity.

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

On December 31, 2014, and taking into account the adjustment effected following the capital increase of December 9, 2013, 370,378,501 OCEANE 2018 remained outstanding, given that during fiscal year 2014, 1,060 of these bonds were subject to a conversion into Alcatel Lucent shares.

OCEANE 2019 and 2020. On June 10, 2014, pursuant to the authorization granted by the shareholders at the Shareholders’ Meeting on May 28, 2014, we launched an offering of bonds convertible into and/or exchangeable for new and/or existing

LISTING AND SHAREHOLDINGS

Capital

shares (OCEANE) in two tranches (“2019 OCEANE” and “2020 OCEANE”). The amount of the 2019 OCEANE issuance was of EUR 688,425,000, corresponding to 167,500,000 2019 OCEANE of a nominal value of EUR 4.11 each. The amount of the 2020 OCEANE issuance was of EUR 460,289,979.90 corresponding to 114,499,995 2020 OCEANE of a nominal value of EUR 4.02 each (see Note 24 to the consolidated financial statements).

The 2019 OCEANE do not bear interest. The 2020 OCEANE bear interest at an annual rate of 0.125%, payable semi-annually in arrears on January 30th and July 30th of each year.

The purpose of that issuance was to allow the early repayment of the Senior Secured Credit Facility of an initial principal amount of $1,750 million entered into by Alcatel-Lucent USA Inc., to extend the Group’s debt maturity and to reduce the cost of indebtedness.

Securities not convertible into equity

At December 31, 2014, only one bond issue of Alcatel Lucent (parent company) remains outstanding. That is the 8.5% senior notes issue in the amount of EUR 192 million (maturing in January 2016) traded on the Luxembourg Stock Exchange.

10.2.6	American Depositary Shares (ADS)

Description of the ADS

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement between Alcatel Lucent and JPMorgan Chase Bank N.A., and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADSs and the form of American depositary receipt (ADR) that represents our ADSs have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on January 4, 2013. Copies of the deposit agreement are available for inspection at the principal office of JPMorgan Chase Bank, N.A., located at 1 Chase Manhattan Plaza, Floor 21, New York, 10005-1401, and at the principal office of our custodian, BNP Paribas Securities Services, located at Grands Moulins de Pantin, 9 rue du Débarcadère, 93761 Pantin Cedex, France.

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

10

LISTING AND SHAREHOLDINGS

Capital

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

ADSs shall be evidenced by direct registration of corresponding ADRs, unless the ADS holder notifies JPMorgan Chase Bank, N.A. that it would like the shares to be held in certificated form.

Changes affecting deposited securities. If there is any change in par value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, JPMorgan Chase Bank, N.A. may, after consultation with us, and if reasonably requested by us, amend the form of ADR and distribute any additional or amended ADRs. If JPMorgan Chase Bank, N.A. does not amend the form of ADR or make a distribution to holders regarding the foregoing, or any net proceeds, then any securities that JPMorgan Chase Bank, N.A. receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless JPMorgan Chase Bank, N.A. delivers new ADRs as described in the first sentence.

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

•	receive and hold (or sell) dividends and other distributions pertaining to deposited securities; and

•	deliver deposited securities being withdrawn.

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

Restrictions on the right to transfer or withdraw shares. In connection with the withdrawal of any ADS, JPMorgan Chase Bank, N.A. may require proper endorsement and written withdrawal orders from the holder, and will transfer such shares to an appropriate account. At the request, risk and expense of an ADS holder, JPMorgan Chase Bank, N.A. may deliver the shares to another place. Title to an ADS may be transferred when properly endorsed (for a certificated ADS) or upon receipt by JPMorgan Chase Bank, N.A. of appropriate documentation. Prior to registration of transfer or withdrawal, we, JPMorgan Chase Bank, N.A. or the custodian may require payment of certain taxes, fees, or other charges, as well as other documentation.

Limitations on liability of depositary

The deposit agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and JPMorgan Chase Bank, N.A.:

•	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

•	are not liable if either exercises, or fails to exercise, any discretion permitted under the deposit agreement;

•	are obligated only to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required;

•	are not liable for any action or inaction by it in reliance on the advice of legal counsel, accountants, any person presenting shares for deposit, any holder, or other believed to be competent to provide such advice;

LISTING AND SHAREHOLDINGS

Capital

•	the depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system or the insolvency of the custodian to the extent the custodian is not a branch or affiliate of JPMorgan Chase Bank, N.A.;

•	the depositary shall not be liable for the price received in connection with the sale of securities, the timing thereof, any error, delay in action, omission to act, default or negligence on the part of the parties retained in connection with any such sale;

•	the depositary shall not be liable for actions of the custodian, except under certain circumstances; and

•	may rely without any liability upon any written notice, request or other document believed by either of us to be genuine and to have been signed or presented by the proper parties.

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

Surrendering of ADSs for the purpose of withdrawal, or cancellation or reduction for any other reason

U.S.$0.02 (or less) per ADS U.S.$1.50 per ADR or ADRs	Cash distributions pursuant to the deposit agreement Transfer of shares on our share register
Other transfer or registration fees	Registration of shares on our share register to or from the name of the depositary or its agent following the deposit or the withdrawal of shares
U.S.$0.02 (or less) per ADS per year (or portion thereof)	Administration expenses (this fee may be deducted from one or more cash dividends at the sole discretion of the depositary)
Fees for distributions and sales of securities	Fee in an amount equal to the fee amount that would have been charged if securities had been deposited but were instead distributed or sold, and the net cash proceeds distributed to holders
Financial Transaction Tax - 0.2%	French tax on the transfer of shares or ADSs, as discussed below in Taxation - Financial transaction tax on acquisitions of ordinary shares or ADSs
Other taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and payments from the depositary to us

JPMorgan Chase Bank, N.A., has also agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the depositary to our ADS holders.

In this context, and for the fiscal year ended December 31, 2014, the Company received 16.9 million US dollars from JPMorgan Chase Bank N.A.

Ownership of shares by non-French persons

Under French law and our bylaws, no limitation exists on the right of non-French residents or non-French shareholders to own or vote our securities.

Any non-French resident (both E.U. and non-E.U.) must file an administrative notice (“déclaration administrative”) with the French authorities in connection with any transaction which, in the aggregate, would result in the direct or indirect holding by such non-French resident of at least 33.33% of the capital or the voting rights of a French company.

10

LISTING AND SHAREHOLDINGS

Capital

The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

You should refer to Section 10.1.2 “Specific provisions of the bylaws and of law” for a description of the filings required based on shareholdings.

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

With respect to the U.S. tax matters discussed, this summary only applies to you if all of the following five points apply to you:

•	you own, directly or indirectly, less than 10% of our capital stock;

•	you are any one of (a), (b), (c) or (d) below:

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

LISTING AND SHAREHOLDINGS

Capital

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

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares or ADSs, which will reduce your adjusted tax basis of such ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares or ADSs.

•	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain.

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

LISTING AND SHAREHOLDINGS

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

LISTING AND SHAREHOLDINGS

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

10

LISTING AND SHAREHOLDINGS

Capital

10.2.7	Changes in our capital over the last five years

Type of transaction	Number of shares	Amount of capital (in Euros)	Share premium (in Euros)

Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47

Convertible securities issued by Lucent Technologies Inc.	4,768	9,536	45,383.44

Stock options exercised	219,587	439,174	- (1)

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	100,375	200,750	(200,750.00) (2)

Capital at 12/31/2010	2,318,385,548	4,636,771,096	15,411,661,988.91

Convertible securities issued by Lucent Technologies Inc.	20,632	41,264	165,881.28

Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	100,000	200,000	991,200.00

Stock options exercised	6,109,985	12,219,970	2,601,551.30

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	767,163	1,534,326	(1,534,326.00) (2)

Capital at 12/31/2011	2,325,383,328	4,650,766,656	15,413,886,295.49

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	1,180,498	2,360,996	(2,360,996.00) (2)

Capital at 12/31/2012	2,326,563,826	4,653,127,652	15,411,525,299,49

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	2,870,871	5,734,987.20	(5,734,987.20) (2)

Stock options exercised	7,890,275	394,513.75	15,684,927.04

Convertible securities issued by Lucent Technologies Inc.	2,475	123.75	24,725.25

OCEANE 2015 conversion	15,658,262	782,913.10	46,691,918.25

Capital reduction by reducing of nominal value from EUR 2 à EUR 0.05	-	(4,542,390,904.35)	4,542,390,904.35 (3)

Issuance of Alcatel Lucent shares resulting from the capital increase with preferential subscription rights	455,568,488	22,778,424.40	903,431,902.60

Capital at 12/31/2013	2,808,554,197	140,427,709.85	20,914,014,689.78

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	4,435,355	221,767.75	(221,767.75) (2)

Stock options exercised	7,438,828	371,941.40	14,284,118.22

Convertible securities issued by Lucent Technologies Inc.	2,830	141.50	28,271.70

OCEANE 2018 conversion	1,060	53.00	1,747.00

Capital at 12/31/2014	2,820,432,270	141,021,613.50	20,928,107,058.95

(1)	These shares were purchased at nominal share value, without share premium.

(2)	Debit corresponding to the issuance of Alcatel Lucent shares.

(3)	The amount of the capital decrease was allocated to the share premium account.

LISTING AND SHAREHOLDINGS

Shareholding

10.3	Shareholding

10.3.1	Administration of our Securities

Custodian

The shares are in registered or bearer form, at the shareholder’s choice, and are fully negotiable, except when otherwise provided by legal or regulatory provisions.

Our shares are traded on the European regulated market of Euronext Paris, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on Euronext Paris since June 3, 1987.

Since 2010, we have entrusted BNP Paribas Securities Services with the provision of services relating to our securities and, notably, with the administration of our registered shares.

Securities listed on the New York Stock Exchange

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The shares underlying the ADSs (see Section 10.2.6 “American Depositary Shares (ADS)”) are deposited with a custodian. The ADSs may be negotiated on the U.S. stock markets in the same way as shares issued by U.S. listed corporations.JP Morgan Chase Bank N. A. is the depositary of the ADSs.

10.3.2	Shareholders’ agreements - concerted action

At March 13, 2015, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our Company.

10

LISTING AND SHAREHOLDINGS

Shareholding

10.3.3	Share ownership threshold

During 2014 and through March 13, 2015, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our bylaws (see Section 10.1.2 “Specific provisions of the bylaws and of law”):

Declaring company	Date on which the threshold was reached	Trend	% capital	% Voting rights exercisable at Shareholders’ Meeting

The Capital Group Companies, Inc.	01/22/2014		10.00	9.84

The Capital Group Companies, Inc.	02/14/2014		9.99	9.84

The Capital Group Companies, Inc.	04/09/2014		10.09	9.93

The Capital Group Companies, Inc.	04/17/2014		10.31	10.14

DNCA Finance	06/02/2014		2.07	NC

DNCA Finance	06/05/2014		2.14	NC

BlackRock Inc.	07/31/2014		4.85	4.77

Amundi	11/06/2014		2.21	2.17

Amundi	11/21/2014		3.00	NC

Amundi	11/24/2014		2.93	NC

Amundi	12/10/2014		3.05	3

Amundi	12/11/2014		NC	2.98

Amundi	12/15/2014		NC	3.04

Amundi	12/22/2014		2.99	2.94

Amundi	12/23/2014		3.00	NC

DNCA Finance	01/16/2015		3.01	NC

Amundi	01/22/2015		2.94	NC

DNCA Finance	01/28/2015		2.96	NC

Amundi	02/02/2015		3.04	NC

Amundi	02/03/2015		NC	3.01

Amundi	02/10/2015		NC	2.99

Amundi	02/13/2015		2.99	NC

Caisse des Dépôts et Consignations	02/24/2015		3.78	3.99

NC means « non communicated ».

Article L.233-9 I 4 of the French Commercial Code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

Pledges of Alcatel Lucent shares

At December 31, 2014, 5,659 Alcatel Lucent shares, held by a total of 26 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

Information on the share capital of any entity member of the Group which is under or is subject to an option or a conditional or unconditional agreement

On August 19, 2014, Alcatel-Lucent USA Inc. repaid in full prior to its term the Senior Secured Credit Facility of an initial principal amount of US$1,750 million entered into in January, 2013. As a consequence, the pledges over certain securities held by Alcatel Lucent USA Inc., Alcatel-Lucent Holdings Inc. and certain other guarantors in most of their subsidiaries’ securities, granted to the lenders as security for the repayment of outstanding amounts under the Facility, were cancelled and released.

Since then, there is no longer any entity member of the Group the capital of which is under or is subject to an option or a conditional or unconditional agreement.

LISTING AND SHAREHOLDINGS

Shareholding

10.3.4	Shareholding and change in its structure

Breakdown of capital and voting rights at December 31, 2014

	Capital on the basis of outstanding shares at 12.31.2014			THEORETICAL voting rights on the basis of outstanding shares at 12.31.2014 (3)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 12.31.2014 (4)
Shareholders	Number of shares	% of capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes

The Capital Group Companies, Inc. (1)	290,280,811	10.29%	-	290,280,811	10.11%	290,280,811	10.26%

BlackRock Inc. (1)	136,616,484	4.84%	-	136,616,484	4.76%	136,616,484	4.83%

Caisse des Dépôts et Consignations (1) (2) (7)	100,901,700	3.58%	8,243,622	109,145,322	3.80%	109,145,322	3.86%

Amundi (1)	84,642,286	3.00%		84,642,286	2.95%	84,642,286	2.99%

DNCA Finance (7)	83,884,900	2.97%		83,884,900	2.92%	83,884,900	2.96%

FCP 2AL (1)	34,418,607	1.22%	33,969,215	68,387,822	2.38%	68,387,822	2.42%

Other institutional investors in France (5) (7)	107,521,500	3.81%	-	107,521,500	3.75%	107,521,500	3.80%

Treasury stock held by Alcatel Lucent (6)	13,010,214	0.46%	-	13,010,214	0.45%	-	-

Treasury stock held by subsidiaries (6)	27,110,113	0.96%	-	27,110,113	0.94%	-	-

Public	1,942,045,655	68.86%	7,947,675	1,949,993,330	67.93%	1,949,993,330	68.89%

TOTAL	2,820,432,270	100.00%	50,160,512	2,870,592,782	100.00%	2,830,472,455	100.00%

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by BPI Participations France.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.

(5)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source: Alcatel Lucent (2014: TPI as of June 30, 2014 and IPREO shareholders report as of December 31, 2014).

At December 31, 2014, 23,615,815 shares and 3,166,340 ADSs were held by Florelec and 327,958 shares by Alcatel-Lucent USA Inc., as treasury stock.

At December 31, 2014, to our knowledge, The Capital Group Companies, Inc. had declared several times during fiscal year 2014, to have exceeded thresholds resulting in holding indirectly more than 5% of the capital and of the voting rights of our Company (see Section 10.3.3 “Share ownership threshold”).

Voting rights

The total number of voting rights, as published by Alcatel Lucent pursuant to Article L. 233-8-II of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was

2,870,592,782 at December 31, 2014 (including the treasury stock held by the parent company and by its subsidiaries).

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

At December 31, 2014, shareholders benefiting from double voting rights had a total of 50,160,512 votes, representing 1.78% of the voting rights.

10

LISTING AND SHAREHOLDINGS

Shareholding

Breakdown of capital and voting rights over the past 3 years

Shareholders	Number of shares	% of capital	Theoretical voting rights (3)	% of theoretical voting rights	Voting rights exercisable at Shareholders’ Meeting (4)	% of voting rights exercisable at Shareholders’ Meeting

at December 31, 2014

The Capital Group Companies, Inc. (1)	290,280,811	10.29	290,280,811	10.11	290,280,811	10.26

BlackRock Inc. (1)	136,616,484	4.84	136,616,484	4.76	136,616,484	4.83

Caisse des Dépôts et Consignations (1) (2) (7)	100,901,700	3.58	109,145,322	3.80	109,145,322	3.86

Amundi (1)	84,642,286	3.00	84,642,286	2.95	84,642,286	2.99

DNCA Finance (1) (7)	83,884,900	2.97	83,884,900	2.92	83,884,900	2.96

FCP 2AL (1)	34,418,607	1.22	68,387,822	2.38	68,387,822	2.42

Other institutional investors in France (5) (7)	107,521,500	3.81	107,521,500	3.75	107,521,500	3.80

Treasury stock held by Alcatel Lucent (6)	13,010,214	0.46	13,010,214	0.45	-	-

Treasury stock held by subsidiaries (6)	27,110,113	0.96	27,110,113	0.94	-	-

Public	1,942,045,655	68.86	1,949,993,330	67.93	1,949,993,330	68.89

TOTAL	2,820,432,270	100.00	2,870,592,782	100.00	2,830,472,455	100.00

at December 31, 2013

The Capital Group Companies, Inc. (1)	277,075,415	9.87	277,075,415	9.71	277,075,415	9.88

BlackRock Inc. (1)	145,789,330	5.19	145,789,330	5.11	145,789,330	5.20

Caisse des Dépôts et Consignations (1) (2)	91,830,871	3.27	100,074,493	3.51	100,074,493	3.57

Amundi	-	-	-	-	-	-

DNCA Finance	-	-	-	-	-	-

FCP 2AL (1)	35,608,766	1.27	69,340,712	2.43	69,340,712	2.47

Other institutional investors in France (5) (7)	125,259,100	4.46	125,259,100	4.39	125,259,100	4.47

Treasury stock held by Alcatel Lucent (6)	19,205,701	0.68	19,205,701	0.67	-	-

Treasury stock held by subsidiaries (6)	32,688,710	1.16	32,688,710	1.15	-	-

Public	2,081,096,304	74.10	2,085,454,870	73.03	2,085,454,870	74.41

TOTAL	2,808,554,197	100.00	2,854,888,331	100.00	2,802,993,920	100.00

at December 31, 2012

The Capital Group Companies, Inc.	-	-	-	-	-	-

BlackRock Inc.	-	-	-	-	-	-

Caisse des Dépôts et Consignations (1) (2)	83,857,900	3.60	84,128,600	3.56	84,128,600	3.65

Amundi	-	-	-	-	-	-

DNCA Finance	-	-	-	-	-	-

FCP 2AL (1)	35,730,414	1.54	68,309,457	2.89	68,309,457	2.96

Other institutional investors in France (5) (7)	41,146,200	1.77	41,146,200	1.74	41,146,200	1.78

Treasury stock held by Alcatel Lucent (6)	25,336,243	1.09	25,336,243	1.07	-	-

Treasury stock held by subsidiaries (6)	32,851,823	1.41	32,851,823	1.39	-	-

Public	2,107,641,246	90.59	2,113,171,753	89.35	2,113,171,753	91.61

TOTAL	2,326,563,826	100.00	2,364,944,076	100.00	2,306,756,010	100.00

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by BPI Participations France.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at shareholders’ meeting do not include shares which have no voting rights.

(5)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source: Alcatel Lucent (2014: TPI as of June 30, 2014 and IPREO shareholders report as of December 31, 2014; 2013: TPI as of June 30, 2013 and IPREO shareholders report as of December 31, 2013; 2012: TPI as of June 30, 2012 and IPREO shareholders report as of December 31, 2012).

LISTING AND SHAREHOLDINGS

Shareholding

Employees’ and management’s shareholding

FCP 2AL. The employee shareholdings are managed collectively through the FCP 2AL Mutual Fund (in French: Fonds Commun de Placement Actionnariat Alcatel-Lucent).

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

At December 31, 2014, FCP 2AL unit holders held a total of 34,418,607 shares, representing 1.22% of the capital, of which 33,969,215 shares gave the shareholders double voting rights.

The FCP 2AL’s percentage shareholding decreased from 1.48% at December 31, 2011 to 1.22% at December 31, 2014.

The voting rights at Alcatel Lucent Shareholders’ Meetings are exercised by the FCP 2AL Supervisory Board.

Board of Directors and Management Committee At March 13, 2015, the members of the Board of Directors and of the Management Committee together held 6,775,198 Alcatel Lucent shares (including ADSs) and 48 interests in FCP 2AL, that is, 0.24% of Alcatel Lucent capital and voting rights (see Section 7.1.2 “Principles of organization of our Company’s management”, subsection 7.1.2.2 “Attendance fees”).

03/13/2015	Alcatel Lucent ordinary shares	ADS	FCP 2AL(3)	Total	% of capital

Board of Directors (1)(2)	3,782,792	2,600,003	0	6,382,795	0.23%
Management Committee	385,382	7,021	48	392,451	0.01%

Total	4,168,174	2,607,024	48	6,775,246	0.24%

(1)	Not including the two Board Observers.

(2)	Securities held directly or indirectly by the Directors.

(3)	Interests in the FCP 2AL Mutual Fund.

Directors’ transactions

During fiscal year 2014 and early 2015, the Directors effected transactions in Alcatel Lucent shares, in particular pursuant to their investment obligation related to the grant of their additional Directors’ fees (see Section 7.1.2 “Principles of organization of our Company’s management”, Subsection 7.1.2.2 “Attendance fees”).

The purchases of shares by the Directors are made outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to our

Directors and Management Committee members, and to any person with similar functions, as well as to any person who has access on a regular or occasional basis to insider information.

Since 2013, the duration of the blackout periods is of 30 days. The blackout periods start 30 calendar days before the release date of the annual, bi-annual and quarterly accounts and end at the beginning of the second working day following the release date. However, in exceptional circumstances, trading in Alcatel Lucent shares may occur during the blackout periods, subject to the prior written agreement of the General Counsel of the Company.

Summary of transactions carried out by some of the Directors during fiscal year 2014 and up to March 13, 2015, reported in application of Article 223-26 of the General Regulation of the AMF:

Directors	Type of transaction	Date of transaction	Number of shares	Unit price	Total amount

Francesco Caio	Acquisition	09/17/2014	2,100	€2.577	€5,455.46
Kim Crawford Goodman	Acquisition	06/09/2014 (1)	2,500	$1.335	$3,337.50

(1)	Date of the regularization of the acquisition dated May 3, 2013 following the threshold below which the exemption of declaration applies having been exceeded.

10

LISTING AND SHAREHOLDINGS

Stock exchange information

10.4	Stock exchange information

10.4.1	Listing

Our shares are traded on the European regulated market of Euronext Paris, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on Euronext Paris since June 3, 1987.

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

JPMorgan Chase Bank, N.A. is the depositary of the ADSs.

ISIN Code

Since June 30, 2003, all securities traded on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel Lucent: FR0000130007.

Mnemo: ALU.

Index

Our shares are included in the CAC 40 index.

10.4.2	Changes in price per share

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in Euros) Price per share	High	Low

2010	2.67	1.87

2011	4.43	1.11

2012	1.95	0.72

2013	3.36	0.96

First Quarter	1.26	0.97

Second Quarter	1.42	0.96

Third Quarter	2.55	1.29

Fourth Quarter	3.36	2.24

2014	3.40	1.88

First Quarter	3.40	2.70

Second Quarter	3.04	2.61

Third Quarter	2.85	2.38

Fourth Quarter	3.00	1.88

October	2.45	1.88

November	2.87	2.49

December	3.00	2.64

2015

January	3.16	2.78

February	3.54	3.05

March (as of March 17, 2015)	3.72	3.47

LISTING AND SHAREHOLDINGS

Stock exchange information

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low

2010	3.78	2.36

2011	6.54	1.39

2012	2.6	0.94

2013	4.57	1.28

First Quarter	1.75	1.3

Second Quarter	1.94	1.28

Third Quarter	3.65	1.76

Fourth Quarter	4.57	3.22

2014	4.61	2.36

First Quarter	4.61	3.69

Second Quarter	4.16	3.53

Third Quarter	3.84	3.03

Fourth Quarter	3.71	2.36

October	3.00	2.36

November	3.55	3.05

December	3.71	3.24

2015

January	3.59	3.24

February	3.92	3.44

March (as of March 17, 2015)	3.91	3.70

10.4.3	Shareholder structure

Breakdown of the capital by shareholder category at December 31, 2014

Breakdown of the capital by location at December 31, 2014

Source: IPREO

Number of shares at December 31, 2014: 2,820,432,270

10

LISTING AND SHAREHOLDINGS

Stock exchange information

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

At its meeting of February 5, 2015 our Board of Directors has recommended to pay no dividend for fiscal year 2014.

10.5	Shareholders’ Meetings

10.5.1	History of main decisions taken at Shareholders’ Meetings during the last 3 years

2014 Shareholders’ Meeting

At the Shareholders’ Meeting of May 28, 2014, the shareholders mainly:

•	appointed Mrs. Véronique Morali and Mr. Francesco Caio as Directors for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2016;

•	renewed the term of office as Directors of Mrs. Kim Crawford Goodman and Mr. Jean-Cyril Spinetta for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2016;

•	submitted to the shareholders the elements of compensation due or granted to Mr. Philippe Camus as Chairman of the Board and to Mr. Michel Combes as CEO during fiscal year 2013 to obtain their advisory opinion thereon (Say on pay);

•	renewed for a period of 26 months, that is, until July 2016, all of the financial authorizations granted to our Board of Directors regarding the Company’s financial management, in particular by authorizing our Board to increase the capital, in accordance with various terms and conditions and for various reasons;

•	renewed for a period of 38 months, that is, until July 2017, the specific authorizations concerning the grant of performance shares and stock options for the benefit of employees and executive directors.

2013 Shareholders’ Meetings

At the Shareholders’ Meeting of May 7, 2013, the shareholders:

•	decided to appoint Mr. Michel Combes as Director for a period of three years expiring at the end of the Shareholders’
Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2015;

•	renewed the term of office as Directors of Mr. Philippe Camus, Mrs. Carla Cico and Mr. Jean C. Monty, for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the financial statements for the fiscal year ending December 31, 2015.

At the Shareholders’ Meeting of May 29, 2013, the shareholders decided to authorize the Board of Directors to reduce the Company’s capital by decreasing the nominal value of our shares. The nominal value of the shares was therefore reduced from EUR 2 to EUR 0.05.

2012 Shareholders’ Meeting

At the Shareholders’ Meeting of June 8, 2012, the shareholders:

•	renewed as Directors, Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou for a period of three years, and Lady Sylvia Jay and Mr. Jean-Cyril Spinetta for a period of two years, in order to comply with the AFEP-MEDEF Code with respect to the staggering of the Directors’ terms of office;

•	appointed Mr. Bertrand Lapraye as Board Observer for a period of 3 years;

•	renewed the terms of the Statutory Auditors and Alternate Auditors, for a period of six fiscal years;

•	renewed for a period of 26 months, that is, until November, 2014, all of the financial authorizations granted to our Board of Directors regarding the Company’s financial management, in particular by authorizing our Board to increase the capital, in accordance with various terms and conditions and for various reasons.

LISTING AND SHAREHOLDINGS

Shareholders’ Meetings

10.5.2	Main resolutions to be presented at the 2015 Shareholders’ Meeting

On February 5, 2015, the Board of Directors approved the agenda for the next Shareholders’ Meeting, which will take place on Tuesday, May 26, 2015.

The notice of the meeting was published in the Bulletin des Annonces Légales Obligatoires on February 20, 2015. The text of the resolutions, as well as the Board’s report on the resolutions, is available on the Company’s website, www.alcatel-lucent.com, under the section Investors & Shareholders, then Annual General Meetings.

On March 13, 2015, the Board of Directors added a resolution to the agenda for the next Shareholders’ Meeting, which will take place on Tuesday, May 26, 2015 in order to anticipate, to the extent that they would enter into force, the new conditions applicable to the performance shares as contemplated by the draft law for growth, activity and equal economic opportunities (the “Loi Macron”).

All of the documentation relating to the 2015 Shareholders’ Meeting which must be made available to the shareholders will also be put online on the Company’s website www.alcatel-lucent.com.

Members of the Board of Directors

In addition to approving our Company’s financial statements and our consolidated financial statements, the shareholders will in particular be asked, during the Shareholders’ Meeting of May 26, 2015, to decide on the renewal of the terms of office of Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou, for a period of three years, all of them being qualified as independent Directors as defined in the AFEP-MEDEF Code. (See Section 7.1.2.1 “Principles of corporate governance”).

At the Shareholders’ Meeting, the shareholders will also be asked to approve:

•	the appointment of a new Director, Mrs. Sylvia Summers, for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the financial statements for the fiscal year ending December 31, 2017;

•	the appointment of a Board Observer, Mr. Laurent du Mouza, for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the financial statements for the fiscal year ending December 31, 2017.

Say on Pay

As was the case last year, the shareholders will be asked at the next Shareholders’ Meeting, pursuant to the recommendation of the AFEP-MEDEF Code, to give an advisory opinion on the elements of the compensation due or granted during fiscal year 2014, to the Executive Directors (see Section 8.2.1 “Compensation policy for the Executive Directors and Officers”). The elements of the compensation of Mr. Philippe Camus, Chairman of the Board of Directors and Mr. Michel Combes, CEO, will therefore be subject to the advisory opinion of the shareholders.

Authorizations related to the capital

Some of the delegations of authority given to the Board of Directors by the shareholders at its meeting of May 28, 2014, have been fully used. The shareholders will be asked to renew these authorizations, in order to provide the Board of Directors with a broad financial flexibility to select the appropriate type of issuance and adapt, when necessary, the type of financial instruments to issue taking into account the market situation and opportunities, either in France or abroad, in order to react to a changing market in a timely manner.

Specific authorizations for the benefit of the employees and Executive Directors

The renewal before its term of the authorization related to the grant of performance shares approved by the Shareholders’ Meeting of May 28, 2014 falls under the scope of the provisions of the “Loi Macron.” The measures included in the “Loi Macron” would allow the Company to grant performance shares at the end of a minimum three-year vesting period, which could be followed by a mandatory holding period, instead of the minimum 4-year period currently applicable composed of the vesting and holding periods. In addition, it will be proposed that the number of performance shares granted could not exceed 1.5% of the share capital (instead of the current 2%) over a period of 26 months (instead of the current 38 months).

Amendments to the bylaws

The shareholders will be proposed at the next Shareholders’ Meeting to render Article 21 of the Company’s bylaws (“Shareholders’ Meetings”) in compliance with the provisions of Article R. 225-85 of the French Commercial Code as amended by Decree No. 2014-1466 of December 8, 2014 setting the record date at the second working day preceding the shareholders’ meeting at midnight, Paris time (Paragraphs 3 and 6) and updating the provisions governing the process of voting forms based on this record date, that is, with a deadline for receipt also reduced to two working days (Paragraph 4).

10

LISTING AND SHAREHOLDINGS

Shareholders’ Meetings

Summary of authorizations to be proposed at the 2015 Shareholders’ Meeting

The table below shows the financial authorizations and specific authorizations for the benefit of the Company’s employees and Executive Directors, the renewal of which will be proposed at the Shareholders’ Meeting on May 26, 2015 and the use of the previous authorizations during their validity period:

PROPOSED RESOLUTIONS 2015			PREVIOUS RESOLUTIONS (2014 Shareholders’ Meeting)
Nature			Caracteristics (ceiling, discount)	% capital	% capital	Utilization	Remaining % Capital
AUTHORIZATIONS - VALIDITY: 18 MONTHS

Share repurchase (resolution 11)			-	10%	10%	None	10%

Share cancellation (resolution 12)			-	10%	10%	None	10%
ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS

Maximum common amount applicable to all dilutive and non-dilutive issuances: EUR 56.5 million (40% of the capital)	Capital increase WITH PSR (resolution 13 )		Global ceiling: EUR 56.5 million (1,130 million shares); Maximum nominal amount of debt securities : EUR 5 billion	40%	33%	10%*	23%***
	Capital increase WITHOUT PSR (resolution 14 to 17 and 19)
		Public offer WITH priority subscription period (resolution 14 )	Ceiling: EUR 28.25 million (565 million shares); Maximum nominal amount of debt securities : EUR 5 billion; Maximum discount of 5%; Priority subscription period of at least 5 days	20%*	20%**	None	10%***
	Maximum amount applicable to dilutive issuances and without priority subscription period: EUR 14.1 million (10% of the capital)	Public offer WITHOUT priority subscription period (resolution 14)	Ceiling: EUR 14.1 million (282 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%	10%	10%	None	0%***
		Private placement (Art L. 411-2 II of the French Monetary and Financial Code) (resolution 15)	Maximum discount of 5%	10%	10%	10%	0%***
		Greenshoe (resolution 16)	15% of the initial issue	15% of the initial issue	15% of the initial issue	15% of the initial issue	N/A
		Contributions in kind (resolution 17)	-	10%	10%	None	0%***
		Determination of price under public offer and private placement (resolution 19)	Flexibility of the reference period; Maximum discount of 5%	10%	10%	None	N/A

Capital increase by capitalization of reserves, profits, premiums (resolution 18)			EUR 5 billion	EUR 5 billion	-	None	-

ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS - VALIDITY: 26 MONTHS

Capital increase reserved to employees (resolution 20)			Maximum discount of 5%	2%	2%	None	2%

Performance shares (resolution 21)			Executive Directors : limit of 6% of the grants (that is, less than 0.09% of share capital)	1,5%	2%	0,37%	1,63%

NB	: Share capital at December 31, 2014: EUR 141 million, that is, 2,820.4 million shares with a nominal value of EUR 0.05.

PSR	: Preferential Subscription Right.
*	The 10% used correspond to the June, 2014 issuance through a private placement.

**	To be counted towards the ceiling of 33% mentioned in resolution 13 approved at the 2014 Shareholders’ Meeting, related to the capital increase WITH PSR.

***	Due to the issuance made in June 2014 through a private placement representing 10 % of the capital (this percentage being the maximum amount of the authorizations for the issuances WITHOUT PSR and WITHOUT priority subscription period).

The maximum ceiling of the authorizations for the issuances of securities WITHOUT preferential subscription right and WITHOUT priority subscription period (resolution 14, 15, 16 and

17) amounts to 10% of the capital and count towards the global ceiling of 40% of the capital mentioned in resolution 13 related to the issuance of securities WITH preferential subscription right.

Controls and procedures, Statutory Auditors’ fees and other matters	11

11.1	Controls and procedures	180

11.2	Documents on display	183

11.3	Audit Committee financial expert	184

11.4	Code of ethics	184

11.5	Financial statements	184

11.6	Exhibits	185

11.7	Cross-reference table between Form 20-F and this document	186

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1	Controls and procedures

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria established in Internal Control -Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.1.1 “Report of independent registered public accounting firms” of this annual report.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1.1	Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of Alcatel Lucent (and subsidiaries)

We have audited Alcatel Lucent and its subsidiaries’ (“the Group”) internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Group as of December 31, 2014, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 19, 2015 expressed an unqualified opinion thereon.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by Jean-François Ginies

Neuilly-sur-Seine and Paris-La Défense, March 19, 2015

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1.2	Statutory Auditors

Our Statutory Auditors who report on our parent company and consolidated accounts and our Alternate Auditors are:

	Appointment (1)	Most recent renewals (1)	Expiration of mandate

Statutory Auditors

Deloitte & Associés, represented by Mr. Jean-Pierre Agazzi 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	06/08/2012	12/31/2017

Ernst & Young et Autres, represented by Mr. Jean-François Ginies Tour First, 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	06/23/1994	06/08/2012	12/31/2017

Alternate Auditors

BEAS 195, avenue Charles de Gaulle 92200 Neuilly sur Seine	09/07/2006	06/08/2012	12/31/2017

Auditex 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	09/07/2006	06/08/2012	12/31/2017

(1)	Date of the Annual Shareholders’ Meeting.

Change in Statutory Auditors

Not applicable.

11.1.3	Statutory Auditors’ fees

Fees of our Statutory Auditors and their international networks in 2013 and in 2014:

	Deloitte & Associés				Ernst & Young
	(Deloitte Touche Tohmatsu network)				(EY network)
(in thousands of euros)	2013		2014		2013		2014

1. Audit

Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,270	63%	7,372	81%	7,121	72%	6,795	78%

Issuer	2,365	20%	2,438	27%	2,445	25%	2,398	28%

Consolidated entities	4,905	42%	4,934	54%	4,676	48%	4,397	50%

Audit-related fees	3,874	33%	1,638	18%	2,447	25%	1,723	20%

Issuer	578	5%	140	2%	2,123	22%	1,289	15%

Consolidated entities	3,296	28%	1,498	16%	324	3%	434	5%

SUB-TOTAL	11,144	96%	9,010	99%	9,568	97%	8,518	98%

2. Other services (not audit-related)
Tax services	101	1%	123	1%	64	1%	122	1%

Other services	325	3%	25	0%	212	2%	98	1%

SUB-TOTAL	426	4%	148	1%	276	3%	220	2%

TOTAL	11,570	100%	9,158	100%	9,844	100%	8,738	100%

The table above provides the fees of Alcatel Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2013 and 2014.

In accordance with U.S. regulatory requirements around external auditors’ independence, the Audit and Finance Committee has a policy regarding pre-approval of certain audit services and permissible non-audit services provided by our independent auditors. Our independent auditors may only be engaged to

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

provide such services after having received confirmation that these services are included in the list of pre-approved services by the Audit and Finance Committee. Non-prohibited services which are however not included in the pre-approved services must be specifically approved by the Audit and Finance Committee.

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

Note 2 Audit-related fees

Audit related fees consist of fees billed by the independent auditors or by their networks for services that are reasonably related to the performance of the audit of the Company’s (or its affiliates’) financial statements. Such services fall within Articles 10, 23 and 24, respectively, of the Code of Ethics of IFAC (International Federation of Accountants). Such procedures or services are generally non-recurrent and may only reasonably be provided by the independent auditors.

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

The articles of association of Alcatel Lucent as well as reports from the Board of Directors to the Shareholder’s Meeting, auditors reports, historical financial statements of the Company for the last three fiscal years and any other document sent to or required by law to be made available to shareholders, may be reviewed at the Company’s registered head office at 148-152 Route de la Reine - 92100 Boulogne Billancourt - France.

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2014 reference document filed with the AMF, which includes:

•	the annual financial report (which is Chapter 6 “Operating and financial review and prospects” of this document);

•	the Statutory Auditors’ reports on the parent company and consolidated accounts;

•	the special report of the Statutory Auditors concerning regulated agreements and commitments;

•	the report from the Chairman of the Board of Directors on the corporate governance and on internal control and risk management required under French law;

•	the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors, and;

•	the information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.1.3 “Statutory Auditors’ fees” of this document).

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Audit Committee financial expert

11.3	Audit Committee financial expert

Our Board of Directors has determined that Mr. Jean C. Monty is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and The New York Stock Exchange.

11.4	Code of ethics

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Corporate Controller. On May 24, 2012, we made some non-substantive changes to the Code of Ethics to reflect changes made to some of the terms used in relevant legislation or documents referred to in this Code of Ethics since the initial adoption by our Board of Directors in 2004 (see Section 7.3, “Alcatel Lucent Code of Conduct”). A copy of our Code of Ethics for Senior Financial Officers has been posted on our website, www.alcatel-lucent.com. This Code of Ethics is in addition to our Alcatel Lucent Code of Conduct, which also applies to our senior financial officers.

11.5	Financial statements

The following consolidated financial statements of Alcatel Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2014, 2013 and 2012 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Exhibits

11.6	Exhibits

1.1	Statuts (Articles of Association and Bylaws) of Alcatel-Lucent (English translation), dated December 31, 2014.

2.1	Form of Second Amended and Restated Deposit Agreement, among Alcatel-Lucent, JPMorgan Chase Bank N.A., as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a) to Alcatel-Lucent’s Registration Statement on Form F-6 filed January 4, 2013). (File No. 333-185880).

4.1	Credit and Guaranty Agreement, dated January 30, 2013, by and among Alcatel-Lucent USA Inc., as borrower, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Alcatel Lucent as parent and a guarantor, and Credit Suisse AG; Goldman Sachs Bank USA; Citicorp North America, Inc.; and Deutche Bank Trust Company Americas (incorporated by reference to Exhibit 4.5 to Alcatel-Lucent’s Form 20-F for the year ended December 31, 2012, filed March 12, 2013). (Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.)

4.2	First Amendment to Credit and Guaranty Agreement, dated as of April 11, 2013, by and between Alcatel-Lucent USA Inc. and Credit Suisse AG, as administrative agent for the lenders, and acknowledged and agreed to by Alcatel-Lucent Holdings Inc. and Credit Suisse AG, as collateral agent for the secured parties (incorporated by reference to Exhibit 99.2 to Alcatel-Lucent’s Form 6-K filed September 30, 2013).

4.3	Second Amendment to Credit and Guaranty Agreement, dated as of August 16, 2013, by and among Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc., Alcatel Lucent, the subsidiary guarantors party thereto, the lenders party thereto, Credit Suisse AG, as administrative agent for the lenders, with Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 99.1 to Alcatel-Lucent’s Form 6-K filed September 30, 2013). (Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.)

4.4	Third Amendment to Credit and Guaranty Agreement, dated as of February 18, 2014, by and among Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc., Alcatel Lucent, the subsidiary guarantors party thereto, the existing lenders and the joining new lenders party thereto, and Credit Suisse AG, as administrative agent for the lenders and as collateral agent for the secured parties, with Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 99.1 to Alcatel-Lucent’s Form 6-K filed March 10, 2014).

8.	List of subsidiaries (see Note 33 to our consolidated financial statements included elsewhere herein).

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Associés.

15.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young et Autres.

Alcatel-Lucent and its consolidated subsidiaries are party to several long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of Item 19 to Form 20-F, Alcatel-Lucent agrees to furnish a copy of such instruments to the SEC upon request.

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

11.7	Cross-reference table between Form 20-F and this document

FORM 20-F	2014 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.3
C. Organizational structure	Section 4.3 Structure of the main consolidated companies as of December 31, 2014
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the Company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.3
B. Liquidity and capital resources	Section 6.4 Liquidity and capital resources
C. Research and development, patents and licenses, etc.	Section 6.9 Research and development - expenditures, headings “Research and Development costs” of Section 6.2 and Section 6.3
D. Trend information	Section 6.1 Overview of 2014 and Section 6.6 Strategy and Outlook
E. Off-Balance sheet arrangements	Section 6.5 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	Heading “Contractual obligations” of Section 6.5 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Chairman’s corporate governance report
B. Compensation	Section 7.1 Chairman’s corporate governance report, Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
C. Board practices	Section 7.1 Chairman’s corporate governance report, Section 7.3 Alcatel Lucent Code of Conduct and Section 11.4 Code of ethics
1. Date of expiration of the current term of office and the period during which the person has served it that office	Subsection 7.1.1 Management bodies of the Company
2. Directors’ service contracts with the Company or any of its subsidiaries	Chapter 8 Compensation and long-term incentives and Section 7.2 Regulated agreements
3. Company’s audit committee and remuneration committee	Subsection 7.1.3 Powers and activity of the Board of Directors
D. Employees	Section 9.2 Human resources

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2014 ANNUAL REPORT ON 20-F
E. Share ownership (with respect to the persons listed in Item 6.B.2)
1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the Company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options)	Subsection 7.1.1 Management bodies of the Company, Chapter 8 Compensation and long-term incentives and heading “Employees’ and management’s shareholding” of Subsection 10.3.4
2. Any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company	Chapter 8 Compensation and long-term incentives
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Subsection 10.3.3 Share ownership threshold, Subsection 10.4.3 Shareholder structure and Subsection 10.3.4 Shareholding and change in its structure
B. Related party transactions	Section 7.2 Regulated agreements
C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Alcatel-Lucent consolidated financial statements at December 31, 2014, Section 6.8 Legal Matters and Subsection 10.4.4 Dividends and performance
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Subsection 10.4.1 Listing and Subsection 10.4.2 Changes in price per share
B. Plan of distribution	N/A
C. Markets	Subsection 10.4.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 10 Listing and shareholdings and Chapter 8 Compensation and long-term incentives
B. Memorandum and articles of association	Section 7.1.3 Powers and activity of the Board of Directors, Subsection 10.1.1 Legal information, Subsection 10.1.2 Specific provisions of the bylaws and of law, heading “Ownership of shares by non-French persons” of Subsection 10.2.6 American Depositary Shares (ADS) and Section 10.5 Shareholders’ Meetings
C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Heading “Exchange controls” of Subsection 10.2.6 American Depositary Shares (ADS)
E. Taxation	Heading “Taxation” of Subsection 10.2.6 American Depositary Shares
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 11.2 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.7 Qualitative and quantitative disclosures about market risks

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2014 ANNUAL REPORT ON 20-F
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection 10.2.6 American Depositary Shares (ADS)
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Chapter 11 Controls and procedures, Statutory auditors’ fees and other matters
(a) Disclosure controls and procedures	Heading Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.1.1 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
Item 16: Reserved	(Reserved)
Item 16A: Audit Committee Financial Expert	Section 11.3 Audit Committee financial expert
Item 16B: Code of Ethics	Section 11.4 Code of ethics
Item 16C: Principal Accountant Fees and Services	Subsection 11.1.2 Statutory Auditors and Subsection 11.1.3 Statutory Auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Subsection 10.2.2 Purchase of Alcatel Lucent shares by the Company
Item 16F: Change in Registrant’s Certifying Accountant	Subsection 11.1.2 Statutory Auditors
Item 16G: Corporate Governance	Section 7.4 Major differences between our corporate governance practices and NYSE requirements
Item 16H: Mine Safety Disclosure	N/A
Item 17: Financial Statements	See Section 11.5 Financial statements
Item 18: Financial Statements	See Section 11.5 Financial statements
Item 19: Exhibits	Section 11.6 Exhibits

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Jean Raby

Name:	Jean Raby

Title:	Chief Financial and Legal Officer

March 24, 2015

Alcatel-Lucent consolidated financial statements at December 31, 2014	12

12

Report of Independent Registered Public Accounting Firms

Report	of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of Alcatel Lucent (and subsidiaries)

We have audited the accompanying consolidated statements of financial position of Alcatel Lucent and subsidiaries (the “Group”) as of December 31, 2014, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2015 expressed an unqualified opinion thereon.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by Jean-François Ginies

Neuilly-sur-Seine and Paris-La Défense, March 19, 2015

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

(In millions except per share data)	Notes	2014 (1)		2014	2013 (2)	2012 (2)

Revenues	(5) & (6)	U.S.$	15,947	€13,178	€13,813	€13,764

Cost of sales			(10,613)	(8,770)	(9,491)	(9,753)

Gross profit			5,334	4,408	4,322	4,011

Administrative and selling expenses			(1,962)	(1,621)	(1,862)	(2,161)
Research and development costs			(2,680)	(2,215)	(2,268)	(2,330)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)		692	572	192	(480)

Restructuring costs	(25)		(695)	(574)	(518)	(479)
Litigations			9	7	(2)	2
Gain/(loss) on disposal of consolidated entities			24	20	2	11
Impairment of assets	(11)		-	-	(548)	(894)
Post-retirement benefit plan amendments	(23)		136	112	135	204

Income (loss) from operating activities			166	137	(739)	(1,636)

Finance cost	(7)		(352)	(291)	(392)	(279)
Other financial income (loss)	(7)		(256)	(211)	(318)	(394)
Share in net income (losses) of associates & joint ventures			18	15	7	5

Income (loss) before income tax and discontinued operations			(424)	(350)	(1,442)	(2,304)

Income tax (expense) benefit	(8)		383	316	173	(423)

Income (loss) from continuing operations			(41)	(34)	(1,269)	(2,727)

Income (loss) from discontinued operations	(9)		(59)	(49)	(25)	639

NET INCOME (LOSS)			(100)	(83)	(1,294)	(2,088)

Attributable to:
• Equity owners of the parent			(143)	(118)	(1,304)	(2,011)
• Non-controlling interests			42	35	10	(77)
Earnings (loss) per share (in euros) (3)	(10)
• Basic earnings (loss) per share

– from continuing operations			(0.02)	(0.02)	(0.53)	(1.11)

– from discontinued operations			(0.02)	(0.02)	(0.01)	0.27

– attributable to the equity owners of the parent			(0.05)	(0.04)	(0.54)	(0.84)
• Diluted earnings (loss) per share:

– from continuing operations			(0.02)	(0.02)	(0.53)	(1.11)

– from discontinued operations			(0.02)	(0.02)	(0.01)	0.22

– attributable to the equity owners of the parent			(0.05)	(0.04)	(0.54)	(0.84)

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.2101 on December 31, 2014.

(2)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(3)	As a result of the 2013 capital increase made by Alcatel-Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

12

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

(In millions)	Notes	2014 (1)	2014	2013	2012

Net income (loss) for the year		U.S.$ (100)	€(83)	€(1,294)	€(2,088)

Items to be subsequently reclassified to Income Statement		617	510	(221)	(4)

Financial assets available for sale	(15)	10	8	11	16

Cumulative translation adjustments		608	503	(232)	(34)

Cash flow hedging	(26b/iii)	(1)	(1)	-	14

Tax on items recognized directly in equity	(8)	-	-	-	-

Items that will not be subsequently reclassified to Income Statement		(1,897)	(1,568)	1,411	71

Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(23c)	(2,205)	(1,822)	1,667	172

Tax on items recognized directly in equity	(8)	308	254	(256)	(101)

Other comprehensive income (loss) for the year		(1,280)	(1,058)	1,190	67

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(1,380)	(1,141)	(104)	(2,021)

Attributable to:

• Equity owners of the parent		(1,520)	(1,256)	(99)	(1,933)

• Non-controlling interests		139	115	(5)	(88)

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.2101 on December 31, 2014.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(In millions) ASSETS	Notes	December 31, 2014 (1)		December 31, 2014	December 31, 2013	December 31, 2012

Non-current assets:
Goodwill	(11)	U.S.$	3,849	€3,181	€3,156	€3,820

Intangible assets, net	(12)		1,224	1,011	1,001	1,175

Goodwill and intangible assets, net			5,073	4,192	4,157	4,995

Property, plant and equipment, net	(13)		1,370	1,132	1,075	1,133

Investments in associates & joint ventures	(14)		62	51	35	29

Other non-current financial assets, net	(15)		491	406	322	341

Deferred tax assets	(8)		1,834	1,516	1,000	985

Prepaid pension costs	(23)		3,190	2,636	3,150	2,797

Other non-current assets	(21)		519	429	413	428

Total non-current assets			12,539	10,362	10,152	10,708

Current assets:
Inventories and work in progress, net	(17) & (18)		2,385	1,971	1,935	1,940

Trade receivables and other receivables, net	(17) & (19)		3,059	2,528	2,482	2,860

Advances and progress payments	(17)		52	43	46	53

Other current assets	(21)		1,061	877	751	726

Current income taxes			78	64	33	118

Marketable securities, net	(15) & (24)		2,023	1,672	2,259	1,528

Cash and cash equivalents	(16) & (24)		4,693	3,878	4,096	3,401

Current assets before assets held for sale			13,351	11,033	11,602	10,626

Assets held for sale and assets included in disposal groups held for sale	(9)		79	65	142	20

Total current assets			13,430	11,098	11,744	10,646

TOTAL ASSETS			25,969	21,460	21,896	21,354

(In millions) EQUITY AND LIABILITIES	Notes	December 31, 2014 (1)		December 31, 2014	December 31, 2013	December 31, 2012

Equity:
Capital stock		U.S.$	171	€141	€140	€4,653

Additional paid-in capital			25,254	20,869	20,855	16,593

Less treasury stock at cost			(1,312)	(1,084)	(1,428)	(1,567)

Accumulated deficit, fair value and other reserves			(21,338)	(17,633)	(14,588)	(15,159)

Other items recognized directly in equity			63	52	45	-

Cumulative translation adjustments			(443)	(366)	(787)	(571)

Net income (loss) - attributable to the equity owners of the parent			(143)	(118)	(1,304)	(2,011)

Equity attributable to equity owners of the parent			2,252	1,861	2,933	1,938

Non-controlling interests	(14d)		1,008	833	730	745

Total equity	(22)		3,260	2,694	3,663	2,683

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(23)		6,248	5,163	3,854	5,338

Convertible bonds and other bonds, long-term	(24)		5,683	4,696	4,711	3,727

Other long-term debt	(24)		216	179	211	227

Deferred tax liabilities	(8)		1,055	872	990	889

Other non-current liabilities	(21)		212	175	188	177

Total non-current liabilities			13,414	11,085	9,954	10,358

Current liabilities:
Provisions	(25)		1,651	1,364	1,416	1,649

Current portion of long-term debt and short-term debt	(24)		486	402	1,240	851

Customers’ deposits and advances	(17) & (19)		980	810	681	718

Trade payables and other payables	(17)		4,321	3,571	3,518	3,726

Current income tax liabilities			88	73	93	145
Other current liabilities	(21)		1,730	1,429	1,237	1,204

Current liabilities before liabilities related to disposal groups held for sale			9,256	7,649	8,185	8,293

Liabilities related to disposal groups held for sale	(9)		39	32	94	20

Total current liabilities			9,295	7,681	8,279	8,313

TOTAL EQUITY AND LIABILITIES			25,969	21,460	21,896	21,354

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.2101 on December 31, 2014.

12

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

(In millions)	Notes	2014 (1)		2014	2013 (2)	2012 (2)

Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	(143)	€(118)	€(1,304)	€(2,011)
Non-controlling interests			42	35	10	(77)
Adjustments	(27)		838	692	1,479	2,028

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(27)		737	609	185	(60)

Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(17)		(87)	(72)	(216)	(126)
Trade receivables and other receivables	(17)		22	18	138	534
Advances and progress payments	(17)		5	4	5	10
Trade payables and other payables	(17)		(202)	(167)	25	(186)
Customers’ deposits and advances	(17)		106	88	(19)	93
Other current assets and liabilities			(43)	(35)	34	(153)
Cash provided (used) by operating activities before interest and taxes			538	445	152	112
Interest received			79	65	66	72
Interest paid			(351)	(290)	(362)	(274)
Taxes (paid)/received			(112)	(93)	(77)	(54)

Net cash provided (used) by operating activities			154	127	(221)	(144)

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			111	92	36	13
Capital expenditures			(673)	(556)	(463)	(524)
Decrease (increase) in loans and other non-current financial assets			23	19	19	21
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(27)		(17)	(14)	-	4
Cash proceeds/(outgoings) from losing control of consolidated companies	(27)		102	84	-	(5)
Cash proceeds from sale of previously consolidated and non-consolidated companies			(9)	(7)	3	26
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities			747	617	(723)	(574)

Net cash provided (used) by investing activities			284	235	(1,128)	(1,039)

Cash flows from financing activities:
Issuance/(repayment) of short-term debt			142	117	(643)	(60)
Issuance of long-term debt			1,383	1,143	4,087	18
Repayment/repurchase of long-term debt			(3,116)	(2,575)	(2,062)	(127)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-	-	84
Net effect of exchange rate changes on inter-unit borrowings			(104)	(86)	9	(12)
Capital increase (3)			36	30	965	122
Dividends paid			(15)	(12)	(6)	(37)

Net cash provided (used) by financing activities			(1,674)	(1,383)	2,350	(12)

Cash provided (used) by operating activities of discontinued operations	(9)		41	34	65	(71)
Cash provided (used) by investing activities of discontinued operations	(9)		86	71	(64)	1,066
Cash provided (used) by financing activities of discontinued operations	(9)		79	65	(15)	36
Net effect of exchange rate changes			766	633	(292)	23

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			(264)	(218)	695	(141)

Cash and cash equivalents at beginning of period / year			4,957	4,096	3,401	3,533

Cash and cash equivalents at beginning of period / year classified as assets held for sale			-	-	-	9

Cash and cash equivalents at end of period / year (4)			4,693	3,878	4,096	3,400

Cash and cash equivalents at end of period / year classified as assets held for sale			-	-	-	1

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.2101 on December 31, 2014.
(2)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(3)	Of which €15 million, €16 million and €0 million related to stock options exercised during 2014, 2013 and 2012 respectively (see Note 22c).
(4)	Includes €1,019 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2014 (€756 million as of December 31, 2013 and €949 million as of December 31, 2012).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(In millions of euros except number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL

BALANCE AT JANUARY 1, 2012 AFTER APPROPRIATION	2,267,163,384	4,651	15,354	(14,052)	4	(1,567)	(546)	-	3,844	747	4,591

Changes in equity for 2012

Total comprehensive income (loss) for 2012 (2)				73	30		(25)	(2,011)	(1,933)	(88)	(2,021)

Capital increases	1,180,498	2	(2)						-	122	122
Share-based payments				26					26		26
Treasury stock	39,722			1					1		1
Dividends									-	(36)	(36)
Other adjustments									-		-
Appropriation				(2,011)				2,011	-		-

BALANCE AT DECEMBER 31, 2012 AFTER APPROPRIATION	2,268,383,604	4,653	15,352	(15,963)	34	(1,567)	(571)	-	1,938	745	2,683

Changes in equity for 2013

Total comprehensive income (loss) for 2013 (2)				1,410	11		(216)	(1,304)	(99)	(5)	(104)

Capital reduction		(4,542)	4,542						-		-
Capital increase	455,568,488	23	903						926		926
Conversion of OCEANE 2015	15,658,262	1	47	(1)					47		47
Other capital changes	10,763,621	5	11						16		16
Share-based payments				19					19		19
Treasury stock	6,285,811			(116)		139			23		23
Dividends									-	(10)	(10)
Equity component of OCEANE 2018 issued in 2013, net of tax				66					66		66
Other adjustments				(3)					(3)		(3)
Appropriation				(1,304)				1,304	-		-

BALANCE AT DECEMBER 31, 2013 AFTER APPROPRIATION	2,756,659,786	140	20,855	(15,892)	45	(1,428)	(787)	-	2,933	730	3,663

Changes in equity for 2014

Total comprehensive income (loss) for 2014 (2)				(1,566)	7		421	(118)	(1,256)	115	(1,141)

Other capital changes (3)	11,878,073	1	14						15		15
Share-based payments				16					16		16
Treasury stock	11,774,084			(314)		344			30		30
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax				121					121		121
Dividends									-	(12)	(12)
Other adjustments				2					2	-	2

BALANCE AT DECEMBER 31, 2014 BEFORE APPROPRIATION	2,780,311,943	141	20,869	(17,633)	52	(1,084)	(366)	(118)	1,861	833	2,694

Proposed appropriation (4)				(118)				118	-		-

BALANCE AT DECEMBER 31, 2014 AFTER APPROPRIATION	2,780,311,943	141	20,869	(17,751)	52	(1,084)	(366)	-	1,861	833	2,694

(1)	See Note 22.

(2)	See consolidated statements of comprehensive income.

(3)	11,878,073 shares were issued mainly due to exercise of options and the vesting of performance shares (see Note 22).

(4)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 26, 2015 before being final.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

Alcatel-Lucent S.A. (Alcatel-Lucent) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. During the second quarter 2014, Alcatel-Lucent moved its headquarters from 3, avenue Octave Gréard, 75007, Paris, France to 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On February 5, 2015, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2014. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 26, 2015.

Note 1  Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (EU), as of the date when our Board of Directors authorized these consolidated financial statements for issuance.

IFRSs can be found at: http://ec.europa.eu/finance/accounting/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

As of December 31, 2014, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39 “Financial Instruments: Recognition and Measurement” (revised December 2003), which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Prior to January 1, 2014, the IASB published the following amendment and improvements to IFRSs:

•	Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions” (issued November 2013) that is mandatory for annual periods beginning on or after July 1, 2014, and that the EU has endorsed. This amendment has no impact on Alcatel-Lucent’s financial statements; and
•	Annual improvements to IFRSs (2010-2012) (issued December 2013) and Annual improvements to IFRSs (2011-2013) issued December 2013 that are mandatory generally for annual periods beginning on or after July 1, 2014, and that the EU has endorsed. These improvements have either no impact on Alcatel-Lucent’s financial statements or are already being applied.

In Q1 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, will have no impact on the Group’s financial statements:

•	IFRS 14 “Regulatory Deferral Accounts” (issued January 2014).

In Q2 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2017, that the EU has not yet endorsed, and that, once effective, may have an impact on the amount and timing of the Group’s reported revenues and costs; the extent of the impact is not yet known or reasonably estimable at this stage:

•	IFRS 15 “Revenue from Contracts with Customers” (issued May 2014).

In Q2 2014, the IASB published two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, are not expected to have any material impact on the Group’s financial statements:

•	Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (issued May 2014); and

•	Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (issued May 2014).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

With regard to the Amendment to IAS 38, the Group currently amortizes capitalized software development costs at the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within. However, under the Amendment, there is a rebuttable presumption that an amortization method that is based on revenue generated by an activity that includes the use of an intangible asset is inappropriate. As it would appear that method (a) will not be compliant with IAS 38 as of the Amendment’s effective date, we are investigating the appropriate amortization method to be adopted as from January 1, 2016. We do not think that changing the amortization method will be material to the Group’s financial statements.

In Q3 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2018, that the EU has not yet endorsed, and that, once effective, may have an impact on the amount and timing of the Group’s reported assets, liabilities and income; the extent of the impact is not yet known or reasonably estimable at this stage:

•	IFRS 9 “Financial Instruments” (issued July 2014).

In Q3 2014, the IASB published three amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, are not expected to have any impact on the Group’s financial statements:

•	Amendments to IAS 27 “Equity Method in Separate Financial Statements” (issued August 2014);

•	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” (issued September 2014); and

•	Annual improvements to IFRSs (2012-2014) (issued September 2014).

In Q4 2014, the IASB published two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, are not expected to have any impact on the Group’s financial statements:

•	Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception” (issued December 2014); and

•	Amendments to IAS 1 “Disclosure Initiative” (issued December 2014).

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2014 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2013 included in our annual report on Form 20-F for fiscal year 2013 (the “2013 audited consolidated financial statements”), with the exception of the adoption in Q1 2014 of IFRIC Interpretation 21 “Levies”, the adoption of which was immaterial to the Group’s consolidated financial statements. The EU endorsed this interpretation in June 2014.

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

In accordance with IAS 28 “Investments in Associates and Joint Ventures”, companies over which the Group has significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is presumed when the Group’s interest in the voting rights is 20% or more.

In accordance with IFRS 10 “Consolidated Financial Statements”, structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicates that it is controlled by the Group. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Any changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity. When Alcatel-Lucent loses control of a subsidiary, the assets (including any goodwill) and liabilities, related equity components, and the carrying amount of any non-controlling interests of the former subsidiary are derecognized. Any gain or loss and any amounts previously recognized in other comprehensive income in relation to that subsidiary are recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

The accounting treatment of stock options of companies acquired in the context of a business combination is described in Note 1r below.

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

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•	development costs, which are capitalized as an intangible asset when the following criteria are met:

–	the project is clearly defined, and the costs are separately identified and reliably measured,

–	the technical feasibility of the project is demonstrated,

–	the ability to use or sell the products created during the project is demonstrated,

–	the intention exists to finish the project and use or sell the products created during the project,

–	a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, leading one to believe that the project will generate probable future economic benefits, and

–	adequate resources are available to complete the project.

These development costs are amortized over the estimated useful lives of the projects or the products they are incorporated within. The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

•	in case of internal use: over its probable service lifetime, and

•	in case of external use: according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software development costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within.

The amortization of internal use software capitalized development costs is accounted for by function depending on the beneficiary function.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

•	Customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.

With regard to business combinations, a portion of the purchase price is allocated to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may decide to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks, all inputs that represent the assumptions that a market participant would use when pricing the asset.

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

If the recoverable value is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets can be reversed if the recoverable amount becomes higher than the net carrying amount (but not exceeding the loss initially recorded).

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

Goodwill is tested for impairment at least annually, and beginning in 2012, such test is carried out during the fourth quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s cash generating units (CGU) (considered as a Product Division or groups of Product Divisions at which level the impairment test is performed) and the CGU’s net asset carrying amounts (including goodwill). All goodwill is allocated to CGUs. Within Alcatel-Lucent’s reporting structure, Product Divisions are two levels below our three reportable segments (Core Networking, Access and Other). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a CGU occur (see Note 2c and Note 11). Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in associate. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in associates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more CGUs to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying CGU has changed. Such reallocations were made on January 1, 2013 using a relative value approach similar to the one used when an entity disposes of an operation within a CGU.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than certain trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). Amortization is taken into account within cost of sales, research and development costs (acquired technology, in-process research and development (IPR&D), etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or in a specific line item if very material (refer to Note 1n). IPR&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Capital gains/losses from disposals of intangible assets are accounted for in the corresponding cost line items in the income statement depending on where in the income statement the underlying asset would normally be expensed (i.e. cost of sales, administrative and selling expenses or research and development costs).

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expense and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

Buildings and building improvements	5-50 years

Infrastructure and fixtures	5-20 years

Plant and equipment	1-10 years

Depreciation expense is determined using the straight-line method.

Assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (as tenant) are capitalized.

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

In addition, capital gains/losses from disposals of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending on where in the income statement the underlying asset would normally be expensed (i.e. cost of sales, administrative and selling expenses, research and development costs or restructuring costs).

h/ Inventories and work in progress

In accordance with IAS 2 “Inventories”, inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is assigned by using generally the weighted average cost formula, or the first-in, first-out (FIFO) cost formula in certain cases.

Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs and any estimated costs of completion.

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

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under such plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows: using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions, such as mortality rates, rates of employee turnover and projection of future salary levels, are used to calculate the obligation. Changes in actuarial assumptions are recognized in equity in the statement of financial position.

The service cost is recognized in “income from operating activities” and the net interest on the defined benefit liability (asset) is recognized in “financial income (loss)”. The impact of plan amendments is presented in a specific line item of the income statement if material (see Note 1n).

Certain other post-employment benefits, such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in France and Germany), are also recognized

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in Note 1s below.

k/ Provisions for restructuring and restructuring costs

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, the recognition criteria for accounting for a restructuring reserve are (i) the company has an obligation towards a third party at the statement of financial position date, (ii) it is probable (more likely than not) that a liability (future outflow to settle the obligation) has been incurred, and (iii) this liability can be reasonably estimated.

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

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized respectively in equity or in other comprehensive income, and not in the income statement. Management periodically evaluates positions taken in the Group’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred taxes

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in equity, net income (loss), or other comprehensive income for the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated statement of financial position when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

•	existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

•	forecasts of future tax results;

•	the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

•	historical data concerning recent years’ tax results; and

•	if required, tax planning strategy, such as the planned disposal whose values are higher than their book values.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

The assessment of the ability to collect is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized on a cash basis. However, if uncertainty arises about the ability to collect an amount already included in revenue, the amount with respect to which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

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

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings are determined on a contract-by-contract basis. If the amount is positive, it is disclosed in Note 17 as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is disclosed in Note 17 as a liability under “amount due to customers on construction contracts”.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

This subtotal, named “Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

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

“Income (loss) from operating activities” includes gross profit, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1j), employee profit sharing, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1q) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

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

The Group determines the classification of its financial assets and liabilities at initial recognition. In the statement of financial position, financial assets are classified in “Other non-current financial assets, net”, “Marketable securities” and “Other current and non-current assets”, and financial liabilities are classified in “Convertible bonds and other bonds, long-term”, “Other long-term debt”, “Other current and non-current liabilities” and “Current portion of long-term and short-term debt”.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Held-to-maturity investments

The Group did not have any held-to-maturity investments during the years ended December 31, 2014, 2013 and 2012.

Available-for-sale financial assets

Available-for-sale financial assets include investments in non-consolidated companies and are recorded at cost upon acquisition including transaction costs.

After initial measurement, available-for-sale financial assets are subsequently measured at their fair value. The fair value for listed securities on an active market is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and objective evidence of impairment of that financial asset exists (for instance, a significant or prolonged decline in the value of the asset), an irreversible impairment loss is recorded in the income statement. This loss can only be released upon the sale of the securities concerned.

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

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in Note 20.

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•	using recent arm’s length market transactions;

•	reference to the current fair value of another instrument that is substantially the same; and

•	a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 26.

The fair values of financial instruments are categorized into a fair value hierarchy of three levels. The levels depend on the type of input used for the valuation of the instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included under Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

•	cash flow hedges, when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; and

•	hedges of a net investment in a foreign operation.

The Group did not have any derivatives qualified as hedges of a net investment in a foreign operation during the years ended December 31, 2014, 2013 and 2012.

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

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through the income statement over the remaining term of the hedge using the effective interest rate (EIR) method. EIR amortization may begin as soon as an adjustment exists and shall terminate when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value of the hedging instrument is recognized immediately in the income statement.

See Note 26 for more details.

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

Refer to Note 26 for more details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

r/ Customer financing

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

u/ Earnings per share

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

Note 2 Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

economic environment, the degree of volatility and subsequent lack of visibility remain high as of December 31, 2014. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress (see Note 18)

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

b/ Impairment of customer receivables (see Note 19)

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

c/ Goodwill, other intangible assets and capitalized development costs

Goodwill (see Note 11)

Goodwill net, is allocated, where applicable, to cash generating units that are equivalent to a product division or groups of product divisions within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our three reportable segments. In assessing whether goodwill should be subject to impairment, the carrying value of each cash generating unit is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each cash generating unit is calculated using a five-year discounted cash flow analysis with a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each cash generating unit is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches, being additional inputs that represent assumptions that a market participant would use when pricing the asset:

•	five-year discounted cash flow analysis with a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•	five-year discounted cash flow analysis with an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization—“EBITDA”) to measure discounted residual value.

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC). A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Growth and perpetual growth rates used are based on expected market trends.

Other intangible assets (see Note 12)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets due to change in market trends or new technologies. The recoverable amounts are based on discounted future cash flows or fair values of the assets concerned.

Capitalized development costs (see Note 12)

The Group evaluates the commercial and technical feasibility of development projects for which costs are capitalized, and estimates the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair some of the net capitalized development costs in the future.

d/ Provisions for warranty costs and other product sales reserves (see Note 25)

These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

e/ Provisions for litigations (see Notes 25 and 31)

Certain legal proceedings are pending and cover a wide range of matters. Due to the inherent nature of litigation, the outcome or the cost of settlement may materially vary from estimates.

f/ Deferred tax assets (see Note 8)

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets, mainly in the U.S., are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

g/ Pension and retirement obligations and other employee and post-employment benefit obligations (see Note 23)

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations is a key assumption concerning discount rates in retirement plans and healthcare plans. This assumption is updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2014 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €75 million and €(34) million, respectively.

Healthcare cost trends

Regarding healthcare cost trends for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Expected participation rates in retirement healthcare plans

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

Mortality assumptions

Until September 30, 2014, we used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. On October 27, 2014, the U.S. Society of Actuaries (SOA) issued new mortality tables. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. These changes had a U.S.$2.6 billion negative effect on the benefit obligation of our U.S. plans. These effects were recognized in the 2014 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2014 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2014, and since our U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), other comprehensive income would be negatively impacted by approximately €308 million.

Asset ceiling

For retirees who were represented by the Communications Workers of America union and the International Brotherhood of Electrical Workers union, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits. This is considered as a refund from the pension plan when setting the asset ceiling.

Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23), we estimated that, as of December 31, 2014, the excess of assets above 120% of the plan obligations was US$1.8 billion (€1.5 billion), and the excess above 125% of plan obligations was US$1.4 billion (€1.2 billion).

h/ Revenue recognition (see Note 6)

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

i/ Restructuring costs and impact on the recoverable value of goodwill (see Note 11)

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

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at (i) reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity, (ii) generating revenues from the Core Networking segment at or above €7 billion with an operating margin at or above 12.5% in 2015, and (iii) generating segment operating cash flow from the Access segment at or above €200 million by the end of 2015.

We estimate restructuring costs related to The Shift Plan at €950 million for all outstanding actions anticipated for the years between 2013 and 2015. For the year ended December 31, 2014, we expensed €238 million of restructuring costs for these actions. The remaining restructuring costs related to The Shift Plan will be reserved and expensed in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to expense it, we exclude future restructuring costs (and corresponding cost savings), if they have not been expensed, when we determine the value in use for the annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of cash generating units (CGU), corresponding to the methodology described in Note 2c. We arrive at fair value less costs to sell of a CGU by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a CGU.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3

Note 3 Changes in consolidated companies

2014

On March 31, 2014, Alcatel-Lucent completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash selling price of U.S.$110 million (€81 million) after taking into account all working capital adjustments. The agreement includes an earnout of up to U.S.$100 million, based on the divested company’s results of operations for the 2014 fiscal year, but for which we are not expecting to receive a significant amount. An €11 million loss was recognized in the line item “Gain/(loss) on disposal of consolidated companies”.

On September 30, 2014, Alcatel-Lucent completed the disposal of 85% of its Enterprise business to China Huaxin, for cash proceeds of €205 million, of which €61 million was paid at closing and €141 million on October 9, 2014 (see Note 9).

On December 31, 2014, Alcatel-Lucent completed the disposal of its cyber-security services & solutions and communications security activities to Thales for a cash selling price of €41 million,

subject to usual working capital adjustments. A €39 million gain was recognized in the line item “Gain/(loss) on disposal of consolidated companies”.

No other material change in consolidated companies occurred during 2014.

2013

No material change in consolidated companies occurred during 2013 except for the agreement signed on December 20, 2013 to sell our subsidiary LGS Innovations LLC (see above).

2012

On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 9).

No other material change in consolidated companies occurred during 2012.

Note 4 Change in accounting policy and presentation

a/ Change in accounting policy

No change in accounting policy occurred in 2014 apart from the first adoption, during the first semester of 2014, of the IFRIC Interpretation 21 “Levies” (which is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”), the

adoption of which was immaterial to these consolidated financial statements.

b/ Change in presentation

No change in presentation occurred in 2014.

Note 5 Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of The Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. This organization is composed of three reportable segments: Core Networking, Access and Other. These reportable segments are composed as follows:

•	“Core Networking” is composed of the following product divisions: IP Routing, Terrestrial Optics, Wireless Transmission, Submarine, Network Build & Implementation IP, IP Platforms & Platform Professional Services, and Strategic Industries;

•	“Access” is composed of the following product divisions: Wireless and Network Build & Implementation Wireless, RFS (Radio Frequency Systems), Fixed Access and Network
Build & Implementation Fixed, Multivendor Maintenance, Licensing and Managed Services; and

•	“Other” comprised the Government product division up to March 31, 2014 and excludes the Enterprise business, which is reported in discontinued operations for all periods presented.

Results of operations for 2014 and for the comparable periods of 2013 and 2012 are presented according to this organization structure.

The information by reportable segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5

a/ Information by reportable segment

(In millions of euros) 2014	Core Networking	Access	Other	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated

Revenues from external customers	5,959	7,151	41	13,151	27	13,178	-	13,178
Revenues from transactions with other reportable segments	7	6	-	13	(13)	-	-	-
Revenues from reportable segments	5,966	7,157	41	13,164	14	13,178	-	13,178

Operating income (loss) (3)	630	42	-	672	(49)	623	(51)	572

Amounts included in the operating income (loss):
• depreciation and amortization	290	204	-	494	1	495	50	545
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-	-

(1)	Includes revenues from our non-core businesses and €21 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) 2013 (1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated (2)	Total	PPA adjustment (3)	Total consolidated

Revenues from external customers	6,130	7,437	210	13,777	36	13,813	-	13,813
Revenues from transactions with other reportable segments	21	10	-	31	(31)	-	-	-
Revenues from reportable segments	6,151	7,447	210	13,808	5	13,813	-	13,813

Operating income (loss) (4)	479	(85)	5	399	(121)	278	(86)	192

Amounts included in the operating income (loss):
• depreciation and amortization	293	208	6	507	9	516	84	600
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-	-

(1)	2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Includes revenues from our non-core businesses and €26 million of share-based compensation expense that are not allocated to reportable segments.

(3)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(4)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) 2012 (1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated (2)	Total	PPA adjustment (3)	Total consolidated

Revenues from external customers	6,216	7,286	195	13,697	67	13,764		13,764
Revenues from transactions with other reportable segments	17	7	-	24	(24)	-		-
Revenues from reportable segments	6,233	7,293	195	13,721	43	13,764		13,764

Operating income (loss) (4)	153	(323)	20	(150)	(100)	(250)	(230)	(480)

Amounts included in the operating income (loss):
• depreciation and amortization	302	282	3	587	13	600	230	830
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-	-

(1)	2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Includes revenues from our non-core businesses and €35 million of share-based compensation expense that are not allocated to reportable segments.

(3)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(4)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5

b/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated

2014

Revenues by customer location	771	1,929	282	1,342	1,289	5,488	1,009	1,068	13,178
Non-current assets (1)	315	202	24	266	47	1,222	56	11	2,143

2013(2)

Revenues by customer location	798	2,125	361	1,097	1,230	5,986	1,209	1,007	13,813
Non-current assets (1)	280	215	28	213	45	1,137	51	14	1,983

2012(2)

Revenues by customer location	669	2,255	429	1,053	1,363	5,339	1,633	1,023	13,764
Non-current assets (1)	276	232	28	204	51	1,352	54	11	2,208

(1)	Represents intangible and tangible assets.
(2)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

c/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2014, Verizon, AT&T and Sprint represented respectively 14%, 11% and 10% of our revenues (respectively 12%, 11% and 10% in 2013 and 11%, 10% and 6% in 2012).

Note 6 Revenues

(In millions of euros)	2014	2013 (1)	2012 (1)

Construction contract revenues	2,314	2,643	2,161
Other product revenues	7,440	6,922	6,819
Other service revenues	3,234	4,087	4,576
License revenues	22	41	58
Rental income and other income	168	120	150

TOTAL REVENUES	13,178	13,813	13,764

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7

Note 7 Financial income (loss)

(In millions of euros)	2014	2013 (1)	2012 (1)

Interest expense related to gross financial debt	(359)	(462)	(357)

Interest income related to cash and marketable securities	68	70	78

Finance costs (net)	(291)	(392)	(279)

Reversal of impairment losses/ (impairment losses) on financial assets	15	(3)	(28)

Net exchange gain (loss)	2	(24)	(2)

Financial component of pension and post-retirement benefit costs	(44)	(84)	(127)

Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	-	3	9

Other(2)	(184)	(210)	(246)
Other financial income (loss)	(211)	(318)	(394)

TOTAL FINANCIAL INCOME (LOSS)	(502)	(710)	(673)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	2014: mainly includes a €30 million loss related to the partial repurchase of our Senior Note due 2016 (see Note 24) and a €101 million loss related to the impact of the reevaluation of our Senior Secured Credit Facility repaid on August 19, 2014 (see Note 24).

2013: of which €134 million related to a net loss on bonds repurchased (€26 million during the second quarter of 2013 and €87 million during the third quarter of 2013 and €21 million during the fourth quarter of 2013), €24 million related to the accelerated amortization of outstanding costs related to the asset sale facility repaid by Alcatel-Lucent USA Inc. during the third quarter of 2013, €(21) million related to the accelerated amortization of outstanding costs related to the euro denominated senior secured facility repaid by Alcatel-Lucent USA Inc. during the fourth quarter of 2013 and €39 million (U.S.$52 million) related to the change of estimated future cash flows in respect of Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities in the fourth quarter of 2013 (see Note 24a).

2012: of which €27 million loss related to the repurchase of U.S.$115.5 million nominal value of Alcatel-Lucent USA, Inc.’s 2.875% Series B convertible debentures in the first quarter of 2012 and of which a loss of €178 million (U.S.$229 million) related to the change of estimated future cash flows in respect of Alcatel-Lucent USA, Inc.’s 2.875 % Series B convertible debentures in the second quarter of 2012 (Note 24a).

Note 8 Income tax

a/ Analysis of income tax (expense) benefit

(In millions of euros)	2014	2013 (1)	2012 (1)

Current income tax (expense) benefit	(61)	(56)	(70)

Deferred taxes on temporary differences	(6)	43	(13)

Deferred taxes recognized/(reversed)	383	186	(340)

Deferred income tax benefit (expense), net	377	229	(353)

INCOME TAX BENEFIT (EXPENSE)	316	173	(423)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

Deferred taxes recognized/(reversed) in 2014 result mainly from a re-assessment of the recoverability of prior-year net operating losses and of prior-year deductible temporary differences to a lesser extent.

b/ Disclosure of tax effects relating to each component of other comprehensive income

	2014			2013			2012
(In millions of euros)	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax

Financial assets available for sale	8	-	8	11	-	11	16	-	16

Cumulative translation adjustments	501	-	501	(232)	-	(232)	(34)	-	(34)

Cash flow hedging	(1)	-	(1)	-	-	-	14	-	14

Actuarial gains (losses)	(1,822)	254	(1,568)	1,667	(256)	1,411	172	(101)	71

Other	-	-	-	-	-	-	-	-	-

OTHER COMPREHENSIVE INCOME	(1,314)	254	(1,060)	1,446	(256)	1,190	168	(101)	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2014	2013 (1)	2012 (1)

Income (loss) before income tax and discontinued operations	(350)	(1,442)	(2,304)

Corporate income tax rate (France)	38%	38%	36.10%

Expected tax (charge) benefit	133	548	832

Impact on tax (charge) benefit of:

• difference in tax rates (2)	35	20	(7)

• reduced taxation of certain revenues	-	8	3

• non deductible impairment of assets	-	(209)	(219)

• permanent differences and utilization of previously unrecognized tax losses	230	136(4)	205(3)

• adjustment to prior years’ current tax charge	(14)	11	18

• recognition of previously unrecognized deferred tax assets	395(3)	162(3)	21

• deferred tax assets no longer recognized	(4)	(9)	(546)

• non-recognition of tax losses	(519)(4)	(506)(4)	(759)(4)

• tax credits	41	25	23

• other	19	(13)	6

ACTUAL INCOME TAX (CHARGE) BENEFIT	316	173	(423)

Effective tax rate	90.0%	12%	(18.4)%

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Alcatel-Lucent’s presence in jurisdictions in which tax rates differ from the French statutory tax rate generates the differences in tax amounts.

(3)	Mainly related to the reassessment of the recoverability of deferred tax assets in the United States. In 2014, €363 million (primarily net operating losses) were recognized based on the revised 2015-2017 tax planning.

(4)	Mainly related to the French tax group.

d/ Deferred tax balances

(In millions of euros) Balances	2014	2013	2012

Deferred tax assets:

• deferred tax assets recognizable	13,758	12,460	12,698

• of which not recognized	(12,242)	(11,460)	(11,713)
Net deferred tax assets recognized	1,516	1,000	985
Deferred tax liabilities	(872)	(990)	(889)

NET DEFERRED TAX ASSETS (LIABILITIES)	644	10	96

Change during the period

		Impact on net income (loss)
(In millions of euros)	December 31, 2013	Income tax benefit (expense)	Income loss from discontinued operations	Translation adjustments	Other	December 31, 2014

Deferred tax assets recognized	1,000	371	-	152	(7)	1,516

Deferred tax liabilities	(990)	6	-	(65)	177	(872)

NET DEFERRED TAX ASSETS (LIABILITIES)	10	377	-	87	170	644

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2013	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2014

Fair value adjustments of tax assets and liabilities resulting from business combinations	(238)	(27)	(35)	-	(300)

Provisions	239	-	11	15	265

Pension reserves	1,083	18	24	453(1)	1,578

Prepaid pensions	(1,181)	(24)	40	182	(983)

Property, plant and equipment and intangible assets	676	(160)	55	17	588

Temporary differences arising from other statement of financial position captions	273	37	34	(73)	271

Tax loss carry-forwards and tax credits	10,618	245	624	(20)	11,467

Deferred tax assets (liabilities), gross	11,470	89	753	575	12,886

Deferred tax assets not recognized	(11,460)	288	(666)	(404)	(12,242)

NET DEFERRED TAX ASSETS (LIABILITIES)	10	377	87	170	644

(1)	Mainly U.S.

(In millions of euros) Deferred tax assets recognized	December 31, 2014	December 31, 2013	December 31, 2012

Related to the United States	1,280 (1)	777 (1)	770 (1)

Related to other tax jurisdictions	236	223	215

TOTAL	1,516	1,000	985

(1)	A reassessment of deferred taxes, as of December 31, 2014, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2013. The impact related to foreign exchange rate variation was €140 million.

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2014, December 31, 2013 and December 31, 2012.

e/ Tax losses carried forward and temporary differences

Tax losses carried forward

Total tax losses carried forward represent a potential tax saving of €11,467 million at December 31, 2014 (€10,618 million at

December 31, 2013 and €10,200 million at December 31, 2012). The increase of tax losses carried forward between 2014 and 2013 is due to new tax losses (not recognized) of which €547 million arose in the French tax group, partly offset by the use of previously recognized or unrecognized losses mainly in the U.S. tax group for €254 million. Exchange rate impacts on tax losses between 2014 and 2013 concerning the United States represented an increase of tax losses carried forward of €567 million. The potential tax savings relate to tax losses carried forward that expire as follows:

(In millions of euros) Years	Recognized	Unrecognized	Total

2015	63	5	68

2016	33	13	46

2017	122	24	146

2018	136	17	153

2019	5	9	14

2020 and thereafter	745	3,565	4,310

Indefinite	43	6,687	6,730

TOTAL	1,147	10,320	11,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

Temporary differences

(In millions of euros)	Recognized	Unrecognized	Total

At December 31, 2012	46	1,563	1,609

At December 31, 2013	(63)	915	852

At December 31, 2014	(503)	1,922	1,419

Recognized net taxable temporary differences of €503 million in 2014 mainly related to deferred tax liabilities in respect of pre-paid pensions, purchase price allocation adjustments and the equity component of the OCEANE.

Note 9 Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2014, 2013 and 2012 were as follows:

•	in 2014: On February 6, 2014, Alcatel-Lucent announced that it had received a binding offer from China Huaxin, an existing partner of Alcatel-Lucent’s Alcatel-Lucent Shanghai Bell (ASB) joint venture in China, for 85% of the Enterprise business. After having obtained the requisite approvals, the deal closed on September 30, 2014, with most of the Enterprise business transferred. The transferred Enterprise business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented;

•	in 2013: settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal; and

•	in 2012: settlements of litigations related to businesses disposed of in prior periods and the Genesys business until disposal.

(In millions of euros) Income statement of discontinued operations	2014	2013 (1)	2012 (1)

Revenues	437	623	711

Cost of sales	(222)	(302)	(366)
Gross profit	216	321	345
Administrative and selling expenses	(169)	(203)	(241)

Research and development costs	(33)	(106)	(119)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	14	12	(15)

Restructuring costs	(1)	(20)	(10)

Gain/(loss) on disposal of consolidated entities	-	-	-

Post-retirement benefit plan amendments	-	2	-

Income (loss) from operations	12	(6)	(25)

Financial income (loss)	(3)	(1)	(3)

Income tax (expense) benefit	(1)	(2)	(22)

Income (loss) from discontinued operations before capital gains (losses)	8	(9)	(50)

Net capital gain (loss) on disposal of discontinued operations	1	(17)	-

Capital gain on disposal of Enterprise net of related costs and taxes	(58)	-	-
Capital gain on disposal of Genesys net of related costs and taxes	-	1	689

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(49)	(25)	639

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.

During the third quarter 2012, we received a tax audit report relating to the contribution of our railway signalling business to Thales in 2006. As indicated in Note 25b, depending upon the outcome, our income (loss) from discontinued operations could be materially, negatively impacted.

Assets held for sale

For 2013, assets and liabilities of disposal groups held for sale include (i) Alcatel-Lucent Networks Services GmbH, the disposal of which was completed on January 7, 2014 in the context of

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9

the transfer of the E-Plus managed services business to ZTE, and (ii) LGS Innovations (discussed below).

On December 20, 2013, Alcatel-Lucent signed a definitive agreement for the sale of its subsidiary, LGS Innovations LLC, to a US-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant. On March 31, 2014, we completed the disposal for a cash selling price of U.S.$110 million (€81 million) after taking into account all working capital adjustments. The agreement includes an earnout of up to U.S.$100 million based on the divested company’s results of operations for the 2014 fiscal year, but for which we are not expecting to receive significant amount.

Other assets held for sale are composed of real estate property sales that were in progress at December 31, 2014, 2013 and 2012.

At December 31, 2014, assets and liabilities of disposal groups held for sale include only the remaining, not yet transferred Enterprise assets and liabilities that are expected to be transferred within one year from the date the deal was closed (September 30, 2014). Alcatel-Lucent Networks Services GmbH and LGS Innovations, which were presented in assets and liabilities of disposal groups held for sale as of December 31, 2013, were disposed of on January 7, 2014 and on March 31, 2014, respectively.

(In millions of euros) Statement of financial position	December 31, 2014	December 31, 2013	December 31, 2012

Goodwill	-	-	-

Intangible and tangible assets	2	21	-

Operating working capital (1)	13	38	-

Cash	-	-	1

Pension reserves	-	(7)	-

Other assets and liabilities	(20)	(13)	(3)

Assets and liabilities of disposal groups held for sale	(5)	39	(2)

Assets of disposal groups held for sale (A)	20	133	18

Liabilities related to disposal groups held for sale (B)	(25)	(94)	(20)

Real estate properties and other assets held for sale (C)	45	9	2

Other liabilities held for sale (D)	(7)	-	-

TOTAL ASSETS HELD FOR SALE AND ASSETS INCLUDED IN DISPOSAL GROUPS HELD FOR SALE (A) + (C)	65	142	20

TOTAL LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE (B) + (D)	(32)	(94)	(20)

(1)	As defined in Note 17.

The cash flows of discontinued operations were as follows:

(In millions of euros)	Year ended December 31, 2014	Year ended December 31, 2013 (1)	Year ended December 31, 2012 (1)

Net income (loss) from discontinued operations	(49)	(25)	639

Net cash provided (used) by operating activities before changes in working capital	11	60	(41)

Other net increase (decrease) in net cash provided (used) by operating activities	23	5	(30)

Net cash provided (used) by operating activities (A)	34	65	(71)

Capital expenditures (B)	(14)	-	(129)

Free cash flow: (A) + (B) (2)	10	9	(107)

Net cash provided (used) by investing activities excluding capital expenditures (C)	119	1	1,124

Net cash provided (used) by financing activities (D)	65	(15)	36

TOTAL (A) + (B) + (C) + (D)	170	(14)	1,031

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.

(2)	Of which €(82) million related to the Genesys business in 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10

Note 10 Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share for the periods presented:

Number of shares	2014	2013	2012 (1)

Number of ordinary shares issued (share capital)	2,820,432,270	2,808,554,197	2,458,611,327

Treasury shares	(40,120,327)	(51,894,411)	(61,482,325)

Number of shares in circulation	2,780,311,943	2,756,659,786	2,397,129,002

Weighting effect of share issues (of which stock options exercised)	(3,867,299)	(317,578,166)	(304,610)

Weighting effect of treasury shares	(9,418,294)	(7,912,902)	(5,985)

Weighted average number of shares outstanding - basic number of shares used for calculating basic earnings per share	2,767,026,349	2,431,168,718	2,396,818,408

Dilutive effects:

• Equity plans (stock options, RSU)	-	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	-	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	-	-	-

• 7.75% convertible trust preferred securities	-	-	-

• 2.875% Series A convertible securities	-	-	-

• 2.875% Series B convertible securities	-	-	-

Weighted average number of shares outstanding - diluted	2,767,026,349	2,431,168,718	2,396,818,408

(1)	As a result of the 2013 capital increase made by Alcatel-Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2012 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

As our net result was a loss, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share. Additionally, convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

(In millions of euros) Net income (loss)	2014	2013 (1)	2012 (1)

Net income (loss) attributable to the equity owners of the parent - basic	(118)	(1,304)	(2,011)

Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-	-

Net income (loss) - diluted	(118)	(1,304)	(2,011)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation because the effect of including these potential shares would be anti-dilutive:

	2014	2013	2012

Equity plans (stock options, RSU)	48,335,993	25,156,350	31,983,113

Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-	327,169,179

Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	370,378,501	370,379,561	-

Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	281,999,995	-	-

7.75% convertible trust preferred securities	-	37,557,287	39,688,905

2.875% Series A convertible securities	-	-	68,844,512

2.875% Series B convertible securities	-	-	554,556,556

Note 11 Goodwill and impairment losses

a/ Goodwill

(In millions of euros)	Net

GOODWILL AT DECEMBER 31, 2011	4,389

Additions	-

Disposals and discontinued operations	-

Changes during goodwill allocation period	-

Impairment losses for the period	(522)

Net effect of exchange rate changes	(47)

Other changes	-

GOODWILL AT DECEMBER 31, 2012	3,820

Additions	-

Disposals and discontinued operations	-

Changes during goodwill allocation period	-

Impairment losses for the period	(568)

Net effect of exchange rate changes	(99)

Other changes	3

GOODWILL AT DECEMBER 31, 2013	3,156

Additions	10

Disposals and discontinued operations	(222)

Changes during goodwill allocation period	-

Impairment losses for the period	-

Net effect of exchange rate changes	237

Other changes	-

GOODWILL AT DECEMBER 31, 2014	3,181

Main changes accounted for

•	2014: The decrease of €222 million was related to the disposal of the Enterprise business. The increase of €10 million was attributable to the acquisition of Optoplan, a Norwegian company;
•	2013: Impairment losses amounting to €568 million were accounted for during 2013; and

•	2012: Impairment losses amounting to €522 million were accounted for during 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

Key assumptions used in determining the recoverable values

The recoverable values of our CGUs are based on key assumptions, which could have a significant impact on our consolidated financial statements. The key assumptions used were as follows:

	2014	2013	2012

Source	Business plan Shift plan	Business plan Shift plan	Business plan Performance plan

Basis of recoverable amount	Fair value (1)	Fair value (1)	Fair value (1) or value in use

Discount rates (WACC)	9.8%	11%	11%

Perpetual growth rates (2)	0% to 2.0%	0% to 2.5%	0% to 2.5%

(1)	Fair value less costs to sell.

(2)	As defined in Note 2c, growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values are between +0% and +2.5% depending on the Group’s CGUs.

The methods used to determine recoverable amounts are described in Note 2c.

2014 Annual impairment test

The annual impairment test assumptions that were used were derived from our 5-year Business Plan which is based on The Shift Plan launched mid-2013 as detailed in Note 2i. Significant development of our Wavelength-Division Multiplexing (WDM)

revenues for Optical Products was also used as a key assumption for IP Transport.

As a result of the 2014 annual impairment test, no impairment loss on goodwill was accounted for in 2014.

In those cash generating units (Note 1g) in which there is significant goodwill, data and specific assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros)	Net carrying amount of goodwill as of December 31, 2014	Difference between recoverable value (A) and carrying value of the net assets (B) (A) – (B)	Perpetual Growth rate

IP Routing	829	4,328	2.0%

Fixed Networks	703	1,706	1.5%

Submarine	608	188	2.0%

IP Platform	533	1,524	1.5%

IP Transport	303	136	2.0%

Other CGUs	205		0% to 1.0%

TOTAL NET	3,181

Sensitivity analysis

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2014 recoverable value of all CGUs or groups of CGUs that include goodwill and intangible assets by €598 million and €673 million, respectively. An increase of 0.5% in the discount rate would have led to no impairment loss.

Holding all other assumptions constant, an increase in the discount rate of 3.3% and 2.9% would have led to the recoverable values of Submarine and IP Transport respectively, being equal to their carrying amounts.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the recoverable values of Submarine and IP Transport by €21 and €5 million,

respectively.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by six months, it would have decreased the December 31, 2014 recoverable value of IP Transport by €210 million, leading to a goodwill impairment loss of €74 million.

2013 Annual impairment test

The 2013 annual impairment test of goodwill did not result in any impairment loss that was additional to the €568 million derived from the selective impairment test performed in June 2013 (see below).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

The annual impairment test assumptions that were used were derived from The Shift Plan that we launched in June 2013, as detailed in Note 2i, which caused a revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain CGUs.

We also applied the following key assumptions related to the recoverable value for the IP Transport CGU: (i) perpetual growth rate of 1.5%, and (ii) significant development of our WDM revenues in the coming years.

Due to the change in organization effective July 1, 2013 (see Note 5), as from this date, goodwill was reallocated to the new Product Divisions or groups of Product Divisions, corresponding to the CGUs at which level goodwill is monitored and tested for impairment.

Six-month period ended June 30, 2013 selective additional impairment test

The June 19, 2013 announcement concerning the Group’s new strategy embodied in The Shift Plan leads to additional restructuring costs. Such additional costs had and could have a negative impact on the recoverable value of our goodwill in certain CGUs, principally in the Wireless product division.

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

Based on the estimated impact of The Shift Plan on the recoverable value of certain CGUs, management decided to perform a selective impairment test as of June 30, 2013 on three product divisions (i.e. Wireless, Terrestrial Optics and Enterprise). Assumptions made in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan.

As a result of this selective additional impairment test, all the goodwill related to the Wireless product division was impaired, representing an impairment loss of €568 million.

2012 Annual impairment test

This annual impairment test occurred during the time of a continuing deterioration in the economic environment, competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing (WDM) ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain CGUs.

These recoverable values incorporated certain future benefits that we expected from the Performance Program we launched in July 2012, in which we assumed cost savings of €1,250 million by the end of 2013 (see Note 2i).

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain CGUs to recoverable value. Of the €522 million, €503 million was recorded in the former Networks operating segment (of which, in the various product divisions, €431 million was recorded in the Optics product division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the former Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions product division and €8 million in the Network Build & Implementation product division).

Due to the new organization of our reporting structure beginning January 1, 2013, we also performed a specific impairment test as of January 1, 2013 on the goodwill relating to the CGUs that changed. The remaining goodwill as of December 31, 2012 was reallocated to the new CGUs using a relative value approach.

No impairment loss was accounted for in connection with this specific impairment test.

b/ Impairment losses

2014 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total Group

Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs	-	-	-	-	-
Impairment losses on other intangible assets	-	-	-	-	-
Impairment losses on property, plant and equipment	-	-	-	-	-

TOTAL - NET	-	-	-	-	-

of which reversal of impairment losses	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

2013 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total Group

Impairment losses on goodwill	-	(568)	-	-	(568)

Impairment losses on capitalized development costs	-	-	-	-	-

Impairment losses on other intangible assets	-	4	-	-	4
Impairment losses on property, plant and equipment	-	18	-	(2)	16

TOTAL - NET	-	(546)	-	(2)	(548)

of which reversal of impairment losses	-	22	-	-	22

2012 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total

Impairment losses on goodwill	(442)	(80)	-	-	(522)

Impairment losses on capitalized development costs (1)	-	(122)	-	-	(122)

Impairment losses on other intangible assets (2)	-	(191)	-	-	(191)
Impairment losses on property, plant and equipment	-	(59)	-	-	(59)

TOTAL - NET	(442)	(452)	-	-	(894)

of which reversal of impairment losses	-	2	-	-	2

(1)	As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offering for GSM and CDMA technologies (both in our Wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

(2)	Due to the change in the CDMA market conditions, we also performed an impairment test on the other intangible assets. As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012. These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006. These two assets were fully amortized or impaired as of December 31, 2012.

Note 12 Intangible assets

a/ Intangible assets

(In millions of euros)	Capitalized development costs	Other intangible assets	Total

At December 31, 2012
At cost or valuation	2,613	5,630	8,243

Amortization and impairment	(2,192)	(4,876)	(7,068)

NET BOOK VALUE	421	754	1,175

At December 31, 2013
At cost or valuation	2,380	5,358	7,738
Amortization and impairment	(2,002)	(4,735)	(6,737)

NET BOOK VALUE	378	623	1,001

At December 31, 2014
At cost or valuation	2,370	6,048	8,418
Amortization and impairment	(2,041)	(5,366)	(7,407)

NET BOOK VALUE	329	682	1,011

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12

b/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total

AT DECEMBER 31, 2011	560	1,214	1,774

Capitalization	270	33	303

Additions	-	13	13

Amortization	(282)	(303)	(585)

Impairment losses	(122)	(191)	(313)

Assets held for sale, discontinued operations and disposals	-	(2)	(2)

Net effect of exchange rate changes	(5)	(11)	(16)
Other changes	-	1	1

AT DECEMBER 31, 2012	421	754	1,175

Capitalization	189	32	221

Additions	-	7	7

Amortization	(223)	(148)	(371)

Impairment losses	-	4	4

Assets held for sale, discontinued operations and disposals	-	(2)	(2)

Net effect of exchange rate changes	(9)	(27)	(36)
Other changes	-	3	3

AT DECEMBER 31, 2013	378	623	1,001

Capitalization	162	73	235

Additions	-	5	5

Amortization	(164)	(97)	(261)

Impairment losses	-	-	-

Assets held for sale, discontinued operations and disposals	(77)	(3)	(80)

Net effect of exchange rate changes	30	74	104
Other changes	-	7	7

AT DECEMBER 31, 2014	329	682	1,011

Note 13 Property, plant and equipment

a/ Property, plant and equipment

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total

At December 31, 2012
At cost or valuation	124	1,000	2,935	761	4,820
Amortization and impairment	(17)	(573)	(2,479)	(618)	(3,687)

NET BOOK VALUE	107	427	456	143	1,133

At December 31, 2013
At cost or valuation	90	931	2,716	768	4,505
Amortization and impairment	(10)	(558)	(2,277)	(585)	(3,430)

NET BOOK VALUE	80	373	439	183	1,075

At December 31, 2014
At cost or valuation	88	943	2,867	709	4,607
Amortization and impairment	(11)	(545)	(2,362)	(557)	(3,475)

NET BOOK VALUE	77	398	505	152	1,132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13

b/ Changes in property, plant and equipment, net

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total

AT DECEMBER 31, 2011	114	495	495	128	1,232

Additions	-	5	97	197	299

Depreciation charge	(1)	(68)	(220)	(36)	(325)

Impairment losses (1)	(4)	(16)	(41)	2	(59)

Reversals of impairment losses (1)	-	-	-	-	-

Assets held for sale, discontinued operations and disposals	-	(3)	(1)	-	(4)

Changes in consolidated group	-	4	(1)	-	3

Net effect of exchange rate changes	(2)	(6)	(4)	(3)	(15)
Other changes	-	16	131	(145)	2

AT DECEMBER 31, 2012	107	427	456	143	1,133

Additions	-	13	90	220	323

Depreciation charge	(1)	(51)	(206)	(37)	(295)

Impairment losses (1)	(4)	-	(1)	-	(5)

Reversals of impairment losses (1)	4	2	12	-	18

Assets held for sale, discontinued operations and disposals	(28)	(15)	(8)	-	(51)

Changes in consolidated group	-	-	-	(2)	(2)

Net effect of exchange rate changes	(4)	(13)	(13)	(5)	(35)
Other changes	6	10	109	(136)	(11)

AT DECEMBER 31, 2013	80	373	439	183	1,075

Additions	-	32	96	199	327

Depreciation charge	(1)	(49)	(208)	(36)	(294)

Impairment losses (1)	-	-	-	-	-

Reversals of impairment losses (1)	-	-	-	-	-

Assets held for sale, discontinued operations and disposals	(9)	(20)	(20)	(11)	(60)

Changes in consolidated group	-	-	-	-	-

Net effect of exchange rate changes	9	33	35	7	84
Other changes	(2)	29	163	(190)	-

AT DECEMBER 31, 2014	77	398	505	152	1,132

(1)	Refer to Note 11b.

c/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €45 million at December 31, 2014 (€51 million at December 31, 2013 and €53 million at December 31, 2012). Such finance leases relate primarily to IS/IT equipment sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 28).

Future minimum lease payments under non-cancellable finance leases are shown in Note 28a—Off balance sheet commitments.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14

Note 14 Investments in associates, joint ventures and interests in subsidiaries

a/ Investments in associates and joint ventures

	Value
(In millions of euros)	2014	2013	2012

Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9	9

Alda Marine	16	13	11

AMIRIB	12	7	3

Tetron	8	5	5

Other (less than €5 million each)	6	1	1

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	51	35	29

b/ Change in investments in associates and joint ventures

(In millions of euros)	2014	2013	2012

Carrying amount at January 1	35	29	21

Change in equity affiliates accounted for under the equity method	-	-	2

Share of net income (loss)	15	7	5

Net effect of exchange rate changes	1	-	1

Other changes	-	(1)	-

CARRYING AMOUNT AT DECEMBER 31	51	35	29

c/ Summarized financial information for associates and joint ventures

Aggregated financial information for associates and joint ventures as if those entities were consolidated at 100%:

(In millions of euros)	2014	2013	2012

Total assets	305	234	238

Liabilities (excluding equity)	186	148	168

Equity	119	86	70

Revenues	118	107	119

Net income (loss) attributable to equity owners of the parent	24	19	16

d/ Interests in subsidiaries

The Group has a material non-wholly owned subsidiary, Alcatel-Lucent Shanghai Bell Co. Ltd, which has material non-controlling interests (50% less one share). Alcatel-Lucent Shanghai Bell Co. Ltd and its subsidiaries in China and in the rest of the world, including the RFS Group, make up the “Alcatel-Lucent Shanghai

Bell Group”. Materiality of the non-controlling interests was determined based on the significance of the Alcatel-Lucent Shanghai Bell Group’s revenues and statement of financial position to the Group’s financial statements. Non-controlling interests in other subsidiaries are individually immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14

(In millions of euros)		Of which Alcatel-Lucent Shanghai Bell Group

	Non - controlling interests	Net contribution	Eliminations	Before intragroup eliminations

BALANCE AT DECEMBER 31, 2011	747	659	-	-

Capital increase	122	122	-	-

Non-controlling interests in 2012 income	(77)	(92)	(3)	(89)

Other changes (1)	(47)	(23)	-	-

BALANCE AT DECEMBER 31, 2012	745	666	-	-

Non-controlling interests in 2013 income	10	2	(4)	6

Other changes (1)	(25)	(13)	-	-

BALANCE AT DECEMBER 31, 2013	730	655	-	-

Non-controlling interests in 2014 income	35	18	5	13

Other changes (1)	68	75	-	-

BALANCE AT DECEMBER 31, 2014	833	748	-	-

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests, dividends paid and the currency translation impact.

Alcatel-Lucent Shanghai Bell Group - Summarized financial information

(In millions of euros)	2014
Amounts before intragroup eliminations		2013	2012(5)

Income statement

Revenues	3,089	2,130	2,197

Income (loss) from operations	35	(8)	(188)

Net Income (loss)	26	3	(196)

Attributable to:

— Equity owners of the parent	13	(3)	(107)

— Non-controlling interests	13	6	(89)

Statement of financial position

Non-current assets	517	430	407

Non-current liabilities	(127)	(115)	(115)

Operating working capital (1)	76	(10)	33

Cash and cash equivalents (2) (4)	1,217	1,139	1,210

Financial debt	(142)	(44)	(106)

Statement of cash flows

Net cash provided (used) by operating activities	(30)	101	90

Free cash flow (3)	(139)	19	22

Net cash provided (used) by investing activities	28	(28)	(133)

Net cash provided (used) by financing activities	83	(76)	107

Of which dividends paid to non-controlling interests	-	-	(18)

(1)	As defined in Note 17.
(2)	As defined in Note 24.
(3)	As defined in Note 27b.
(4)	Includes €988 million cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2014 (€652 million as of December 31, 2013 and €819 million as of December 31, 2012).
(5)	Including RFS Group as from April 1, 2012.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15

Note 15 Financial assets

	December 31, 2014			December 31, 2013			December 31, 2012

(In millions of euros)	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total

Financial assets available for sale	226	167	393	172	158	330	181	146	327

Financial assets at fair value through profit or loss	100	1,505	1,605	91	2,101	2,192	98	1,382	1,480

Financial assets at amortized cost(3)	80	-	80	59	-	59	62	-	62

TOTAL	406	1,672	2,078	322	2,259	2,581	341	1,528	1,869

(1)	Of which €22 million matures within one year as of December 31, 2014 (€22 million as of December 31, 2013 and €47 million as of December 31, 2012).

(2)	All of which is current as of December 31, 2014, 2013 and 2012.

(3)	Of which €32 million relates to a loan to the former Enterprise business as of December 31, 2014. The loans to Alda Marine and AMIRIB that represented €7 million as of December 31, 2013 and €24 million as of December 31, 2012 respectively were reimbursed in 2014.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2014 of €48 million that was booked directly in equity (€40 million as of December 31, 2013 and €29 million as of December 31, 2012).

a/ Financial assets available for sale

	December 31, 2014			December 31, 2013			December 31, 2012

(In millions of euros)	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total

NET CARRYING AMOUNT AT JANUARY 1	172	158	330	181	146	327	216	133	349

Additions/(disposals)	43	-	43	(3)	-	(3)	(24)	(3)	(27)

Fair value changes	(1)	9	8	(1)	12	11	-	16	16

Impairment losses (1)	(1)	-	(1)	(1)	-	(1)	(6)	-	(6)

Change in consolidated group	-	-	-	-	-	-	-	-	-

Other changes	13	-	13	(4)	-	(4)	(5)	-	(5)

NET CARRYING AMOUNT AT DECEMBER 31	226	167	393	172	158	330	181	146	327

Of which:

• at fair value (2)	9	167	176	7	158	165	8	146	154

• at cost	217	-	217	165	-	165	173	-	173

(1)	Included in the amounts reported in Note 11b.

(2)	Fair value hierarchy is presented in Note 1q-ii and Note 26c.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros) Fair value changes:	2014	2013	2012

Fair value changes recognized directly in other comprehensive income	8	11	16

Changes resulting from gains (losses) previously recognized in other comprehensive income now recognized in net income (loss) due to disposals	-	-	-

TOTAL	8	11	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2014	2013	2012

Net carrying amount at January 1	2,192	1,480	907

Additions/(disposals)	(626)	715	569

Fair value changes	6	6	9

Other changes (CTA revaluation)	33	(9)	(5)

NET CARRYING AMOUNT AT DECEMBER 31	1,605	2,192	1,480

c/ Financial assets at amortized cost

(In millions of euros)	2014	2013	2012

Net carrying amount at January 1	59	62	224

Additions/(disposals)	23	(16)	(13)

Impairment losses(1)	16	(2)	(22)

Change in consolidated group	-	-	-

Other changes (reclassifications)	(18)	15	(127)

NET CARRYING AMOUNT AT DECEMBER 31	80	59	62

(1)	Included in the amounts reported in Note 11b.

Note 16 Cash and cash equivalents

Cash and cash equivalents

(In millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012

Cash	2,399	2,473	2,362

Cash equivalents	1,479	1,623	1,039

Of which money market mutual funds	1,096	1,476	906

Of which Other (certificates of deposit, treasury bills, etc)	383	147	133
Cash and Cash Equivalents - excluding discontinued operations	3,878	4,096	3,401
Cash in discontinued operations	-	-	-

CASH AND CASH EQUIVALENTS - INCLUDING DISCONTINUED OPERATIONS	3,878	4,096	3,401

As of December 31, 2014, €1,019 million of cash and cash equivalents were held in countries subject to exchange control restrictions (mainly China) (€756 million as of December 31, 2013 and €949 million as of December 31, 2012).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17

Note 17 Operating working capital

Operatilng working capital

Operating working capital represents the working capital resulting from current operating assets and liabilities, as presented below. We define operating working capital by excluding other current assets and other current liabilities.

(In millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012

Inventories and work in progress, net	1,971	1,935	1,940
Trade receivables and other receivables, net(1)	2,528	2,482	2,860
Advances and progress payments, net	43	46	53
Customers’ deposits and advances	(810)	(681)	(718)
Trade payables and other payables	(3,571)	(3,518)	(3,726)

OPERATING WORKING CAPITAL, NET	161	264	409

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

(In millions of euros)	December 31, 2013	Cash flow	Cash flow of discontinued activities (1)	Change in consolidated group (1)	Translation adjustments and other	December 31, 2014

Inventories and work in progress	2,330	72	(1)	(47)	13	2,367
Trade receivables and other receivables(2)	2,639	(18)	(49)	(82)	231	2,721
Advances and progress payments	46	(4)	1	(1)	1	43
Customers’ deposits and advances	(681)	(88)	4	17	(62)	(810)

Trade payables and other payables	(3,518)	167	9	156	(385)	(3,571)

Operating working capital, gross	816	129	(36)	43	(203)	749

Cumulated valuation allowances	(552)	—	—	14	(50)	(588)

OPERATING WORKING CAPITAL, NET	264	129	(36)	57	(253)	161

(1)	Mainly related to the Enterprise business that was reclassified to “Discontinued operations” as of December 31, 2013 (see Note 9).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

Amounts due from / to customers on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2014	December 31, 2013	December 31, 2012

Amounts due from customers on construction contracts	613	757	723
Amounts due to customers on construction contracts	(96)	(82)	(103)

TOTAL	517	675	620

Work in progress on construction contracts, gross	499	487	493
Work in progress on construction contracts, depreciation	(7)	(2)	(23)
Accrued receivables on construction contracts	117	270	262
Product sales reserves—construction contracts	(92)	(80)	(112)

TOTAL	517	675	620

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18

Note 18 Inventories and work in progress

a/ Analysis of net value

(In millions of euros)	2014	2013	2012

Raw materials and goods	231	265	283
Work in progress excluding construction contracts	842	817	845
Work in progress on construction contracts, gross	499	487	493

Finished products	794	761	767
Gross value	2,366	2,330	2,388
Valuation allowance	(395)	(395)	(448)

TOTAL, NET	1,971	1,935	1,940

b/ Change in valuation allowance

(In millions of euros)	2014	2013	2012

At January 1	(395)	(448)	(455)
(Additions)/ reversals	(139)	(106)	(171)
Utilization	54	45	40
Changes in consolidated group	9	9	—
Net effect of exchange rate changes and other changes	76	105	138

AT DECEMBER 31	(395)	(395)	(448)

Note 19 Trade receivables and related accounts

Trade receivables and other receivables, net

(In millions of euros)	2014	2013	2012

Receivables bearing interest	1	5	41
Other trade receivables	2,720	2,634	2,939
Gross value	2,721	2,639	2,980

Accumulated impairment losses	(193)	(157)	(120)

TOTAL, NET	2,528	2,482	2,860

Of which due after one year on the net value	108	39	55

Customers’ deposits and advances

(In millions of euros)	2014	2013	2012

Advance payments received on construction contracts	57	68	77

Other deposits and advances received from customers	753	613	641

TOTAL CUSTOMERS’ DEPOSITS AND ADVANCES	810	681	718

Of which:

• portion due within one year	767	640	674

• portion due after one year	43	41	44

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20

Note 20 Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012

Outstanding amounts of receivables sold without recourse (1)	1,678	1,343	1,111

(1)	Without recourse in case of payment default by the debtor. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	2014	2013	2012

Impact on cash flows from operating activities	335	232	159

b/ Receivables transferred that are not derecognized in their entirety

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

These receivables represented an amount of €233 million as of December 31, 2014 (€248 million as of December 31, 2013 and €166 million as of December 31, 2012) included in our financial debt (other financial debt).

Note 21 Other assets and liabilities

(In millions of euros) Other assets	December 31, 2014	December 31, 2013	December 31, 2012

Other current assets	877	751	726

Other non-current assets	429	413	428

TOTAL	1,306	1,164	1,154

Of which:

• Currency derivatives	149	18	29

• Interest-rate derivatives - hedging	2	11	33

• Interest-rate derivatives - other	-	-	-

• Commodities derivatives	-	-	-

• Other tax receivables	730	747	698

• Other current and non-current assets	425	388	394

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21

(In millions of euros) Other liabilities	December 31, 2014	December 31, 2013	December 31, 2012

Other current liabilities	(1,429)	(1,237)	(1,204)

Other non-current liabilities	(175)	(188)	(177)

TOTAL	(1,604)	(1,425)	(1,381)

Of which:

• Currency derivatives	(51)	(54)	(40)

• Interest-rate derivatives - hedging	-	(21)	-

• Interest-rate derivatives - other	(9)	-	(1)

• Commodities derivatives	-	-	-

• Other tax payables	(352)	(287)	(291)

• Accrued wages and social charges	(850)	(794)	(768)

• Other current and non-current liabilities	(343)	(269)	(281)

Note 22 Equity

a/ Capital stock and additional paid-in capital

At December 31, 2014, the capital stock consisted of 2,820,432,270 ordinary shares of nominal value €0.05 (2,808,554,197 ordinary shares of nominal value €0.05 at December 31, 2013 and 2,326,563,826 ordinary shares of nominal value €2 at December 31, 2012).

During 2014, increases in capital stock and additional paid-in capital amounted to €15 million. These net increases resulted from the following transactions:

•	issuance of 11,878,073 shares for €15 million, mainly as a result of the exercise of options and the vesting of performance shares (including additional paid-in capital of €14 million).

During 2013, net increases in capital stock and additional paid-in capital amounted to €990 million. These increases resulted from the following transactions:

•	issuance of 455,568,488 shares for €926 million (including additional paid-in capital of €903 million);

•	issuance of 10,763,621 shares for €16 million, mainly as a result of the exercise of stock options and the vesting of performance shares (including additional paid-in capital of €11 million);

•	conversion of the outstanding OCEANE due 2015 into 15,658,262 Alcatel-Lucent shares generating a capital increase of €48 million (including additional paid-in capital of €47 million); and
•	capital reduction of €1.95 per share from a nominal value of €2 to €0.05 generating a decrease in the nominal value of capital stock of €4,542 million and an increase in additional paid-in capital of €4,542 million.

During 2012, increases in capital stock and additional paid-in capital amounted to €0 million. These increases were related to the following transactions:

•	issuance of 1,180,498 shares for €0 million, as a result of the exercise of performance shares (including additional paid-in capital of €(2) million).

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 22d), or repurchase its own shares (see Note 22c) or issue new shares, or issue convertible bonds or similar instruments.

The Group is not party to any contract restricting the issuance of additional equity.

b/ Stock options, performance shares and share-based payments

Share-based payments

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments granted are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2014	2013	2012

Compensation expense for share-based payments	23	27	35
Of which equity settled	16	19	26

Of which cash settled (1)	7	8	9

(1)	Includes grants of phantom shares and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

The reserve for cash settled instruments is €12 million at December 31, 2014 (€6 million at December 31, 2013 and €8 million at December 31, 2012).

Stock options

Details of stock options at December 31, 2014 are as follows:

Grant date	Exercise period	Exercise price (1)	Number of stock options granted (1)	Number of outstanding stock options (1)	Number of vested stock options (1)

3/1/07	3/1/08 to 2/28/15	€9.463	210,665	96,488	96,488

3/28/07	3/28/08 to 3/27/15	€8.611	41,293,536	19,687,806	19,687,806

8/16/07	8/16/08 to 8/15/15	€8.517	347,323	126,342	126,342

11/15/07	11/15/08 to 11/14/15	€5.962	301,216	35,620	35,620

3/25/08	3/25/09 to 3/24/16	€3.596	49,601,042	25,706,953	25,706,953

7/1/08	7/1/09 to 6/30/16	€4.164	229,515	96,550	96,550

12/31/08	12/31/09 to 12/30/16	€1.893	2,099,746	105,054	105,054

3/18/09	3/18/10 to 3/17/17	€1.893	54,344,640	29,923,624	29,923,624

7/1/09	7/1/10 to 6/30/17	€1.893	458,597	178,147	178,147

10/1/09	10/1/10 to 9/30/17	€2.744	287,390	82,963	82,963

12/1/09	12/1/10 to 11/30/17	€2.366	110,985	19,024	19,024

3/17/10	3/17/11 to 3/16/18	€2.271	19,492,023	10,847,736	10,847,736

7/1/10	7/1/11 to 6/30/18	€2.082	739,569	140,130	140,130

10/1/10	10/1/11 to 9/30/18	€2.176	892,366	486,055	486,055

12/9/10	12/9/11 to 12/8/18	€2.082	130,655	67,109	67,109

3/1/11	3/1/12 to 2/28/19	€3.028	635,597	108,330	92,356

3/16/11	3/16/12 to 3/15/19	€3.501	11,738,649	7,776,479	6,256,542

6/1/11	6/1/12 to 5/31/19	€3.974	427,713	180,239	143,168

9/1/11	9/1/12 to 8/31/19	€2.366	178,297	121,014	90,485

12/1/11	12/1/12 to 11/30/19	€1.893	152,467	105,110	80,262

3/14/12	3/14/13 to 3/13/20	€1.893	11,286,981	7,793,308	3,989,012

8/13/12	8/13/13 to 8/12/20	€1.893	399,202	130,528	63,937

12/17/12	12/17/13 to 12/16/20	€1.893	99,628	76,233	39,328

7/12/13	7/12/14 to 7/11/21	€1.419	23,655,950	20,565,135	3,961,390

(1)	Values have been updated to reflect the capital increase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Number of options and exercise prices

Information on the number of stock options and exercise prices is presented below:

	All plans
	Number of stock options	Weighted average exercise price (in euros)

At January 1, 2012	175,879,780	5.58

Granted	11,255,155	2.00

Exercised	(46,596)	0.76

Forfeited	(10,926,218)	4.91

Expired	(12,437,061)	13.20

AT DECEMBER 31, 2012	163,725,060	4.80

Granted until December 9, 2013	22,417,900	1.50

Exercised until December 9, 2013	(5,396,922)	2.06

Forfeited until December 9, 2013	(18,274,115)	4.46

Expired until December 9, 2013	(12,636,462)	9.76

AT DECEMBER 9, 2013 BEFORE CAPITAL INCREASE	149,835,461	4.03

Capital increase effect	8,553,374	(0.22)

AT DECEMBER 9, 2013 AFTER CAPITAL INCREASE	158,388,835	3.81

Exercised from December 10, 2013 to December 31, 2013	(2,537,051)	1.97

Forfeited from December 10, 2013 to December 31, 2013	(1,693,337)	4.68

Expired from December 10, 2013 to December 31, 2013	(1,422)	1.19

AT DECEMBER 31, 2013	154,157,025	3.83

Exercised	(7,500,665)	1.96

Forfeited	(12,631,995)	3.91

Expired	(9,568,388)	10.99

OUTSTANDING AT DECEMBER 31, 2014	124,455,977	3.38

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22
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

Performance shares

Conditions of settlement

All performance shares granted by Alcatel-Lucent are exclusively settled in shares.

Vesting conditions for Performance Shares granted in 2009 and 2010

The following rules are applicable to all performance share plans granted by Alcatel-Lucent in 2009 and 2010:

•	service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period; and

•	performance condition: Evaluation of the Group’s performance must be based on the same criteria as those used for the Global Annual Incentive Plan. For each of the criteria, quantified targets will be fixed at the start of each year for the current fiscal year. At the end of the two or four-year vesting periods, so long as the beneficiary has been an employee of the Group for two years (with limited exceptions) the number of performance shares that will vest will depend on the achievement, based on an average, of the annual Group performance targets set by our Board for the two or four-year periods.

Vesting conditions for Performance Shares granted in 2011

The following rules are applicable to all performance share plans granted by Alcatel-Lucent in 2011:

•	service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period; and

•	performance condition: It is based on the Alcatel-Lucent share price performance measured over two years against a representative sample of 12 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s ranking among the following issuers: F5 Networks, Ciena, Juniper, ZTE, Tellabs, Arris, Cisco, ADTRAN, Comverse, Nokia, Ericsson and Motorola Solutions Inc. This sample of providers may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding the end of each one-year period. The changes in the share price of Alcatel-Lucent and the other issuers in the sample are measured at the end of the two reference periods of one year, which each counts for 50% of the rights granted. Depending on Alcatel-Lucent’s share price performance, a different coefficient is used to calculate the number of rights acquired during each period. The coefficient may be 100%, 70%, 50%, 20% or 0%, the latter corresponding to the case where Alcatel-Lucent is last in this ranking. The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. For the purposes of determining the final number of vested performance shares at the expiration of the vesting period, with respect to the employees in Group companies having their registered office outside France, the performance of the Company’s share price and of the other issuers, who form part of the representative selection, will be calculated once again on the fourth anniversary date of the Grant Date. All issuers’ reference share prices at the Grant date will be compared to the average of all issuers’ reference share prices determined at each anniversary date of the Grant date during the 4-year vesting period, in order to establish a ranking of the Company and the other issuers in accordance with the performance of their share price for the whole four-year period. If the Company is not ranked in last position, the total number of performance shares as determined at the end of the second period will finally vest at the end of the vesting period.

Vesting conditions for Performance Shares granted in 2014

•	service condition: 50% of the performance shares vest at the end of a two-year vesting period and the remaining 50% vest at the end of a four-year period; and

•

performance condition: it is based on the Alcatel-Lucent share price measured over a two-year period and a four year period against a representative sample of 10 other solution and service providers in the telecommunications equipment

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

sector. The sample was chosen to obtain Alcatel-Lucent’s share price performance compared to the share price performance median among the following group: ADTRAN, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE. This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. Each period counts for 50% of the rights granted.

–	tranche 1 – two-year period from year 1 to 2: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the first tranche,
–	tranche 2 – four-year period from year 1 to 4: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the second tranche. For purposes of determining the final number of performance shares vested at the end of the vesting period, a minimum condition is considered: if the Alcatel-Lucent share performance is below 60% of the sample group, no rights are vested even those that could have been acquired at the end of the Tranche 1 period. Also, if the level of realization of the performance condition at the end of Tranche 2 is superior to the one at the end of Tranche 1, the level of realization of the performance condition at the end of Tranche 2 shall apply to the whole vesting of performance shares.

Number of performance shares granted and changes in number of performance shares

The change in number of performance shares is shown below:

(In number of performance shares) Grant date	03/18/09	03/17/10	03/16/11	03/14/12	07/12/13	09/15/14

OUTSTANDING AT DECEMBER 31, 2011	5,303,163	6,873,978	9,784,210	-	-	-

Granted	-	-	-	10,674,215	-	-
Acquired	(2,017)	(1,177,356)	(6,637)	(1,500)	-	-
Forfeited	(78,279)	(248,610)	(532,232)	(382,852)	-	-

OUTSTANDING AT DECEMBER 31, 2012	5,222,867	5,448,012	9,245,341	10,289,863	-	-

Granted until December 9, 2013	-	-	-	-	2,368,500	-
Acquired until December 9, 2013	(1,880,603)	(3,716)	(988,790)	(10,350)	-	-
Forfeited until December 9, 2013	(3,342,264)	(17,496)	(1,085,897)	(1,227,938)	-	-

AT DECEMBER 9, 2013 BEFORE CAPITAL INCREASE	-	5,426,800	7,170,654	9,051,575	2,368,500	-

Capital increase effect	-	312,876	410,201	517,299	134,497	-

At December 9, 2013 after capital increase	-	5,739,676	7,580,855	9,568,874	2,502,997	-

Acquired from December 10, 2013 to December 31, 2013	-	-	-	-	-	-
Forfeited from December 10, 2013 to December 31, 2013	-	(2,617)	(1,639)	(194,254)	(84,544)	-

OUTSTANDING AT DECEMBER 31, 2013	-	5,737,059	7,579,216	9,374,620	2,418,453	-

Granted	-	-	-	-	-	10,466,473
Acquired	-	(2,393,947)	(1,797)	(2,041,408)	-	-
Forfeited	-	(3,343,112)	(13,022)	(364,375)	(126,813)	(96,865)

OUTSTANDING AT DECEMBER 31, 2014	-	-	7,564,397	6,968,837	2,291,640	10,369,608

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

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

•	March 18, 2009 plan: fair value of €1.19;

•	March 17, 2010 plan: fair value of €2.40;
•	March 16, 2011 plan: fair value of €3.05;

•	March 14, 2012 plan: fair value of €1.41;

•	July 12, 2013 plan: fair value of €1.09; and

•	September 15, 2014 plan: fair value of €1.82.

c/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, which was renewed at the shareholders’ annual general meeting held on May 7, 2013, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2014 (no shares were purchased in 2013 or 2012).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,084 million at December 31,

2014 (€1,428 million at December 31, 2013 and €1,567 million at December 31, 2012). They are deducted at cost from equity.

d/ Dividends

Our Board of Directors will propose at the Annual Shareholders’ Meeting to be held on May 26, 2015 not to distribute a dividend for the year ended December 31, 2014. No dividends were distributed for the years 2013 and 2012.

Note 23 Pensions, retirement indemnities and other post-retirement benefits

In accordance with the laws and customs of each country, the Group provides to its employees a significant number of pension plans, group life plans and reimbursement of medical expenses. Features of the plans also depend upon local legislation, the business and the historical practice of the subsidiary concerned.

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €58 million for 2014 (€103 million for 2013 and €123 million for 2012).

Defined benefit plans

The pension and other post employment benefits for the countries described below represent 99% of our benefit obligation at December 31, 2014.

84% of our total defined benefit obligation relates to retirees. Therefore, our plans are very mature and sensitive to mortality risk and discount rate changes. If life expectancy increased by one year, the benefit obligation at December 31, 2014 would increase from €(31,570) million to €(32,717) million. Also, a 50 basis point increase or decrease in the discount rate would decrease or increase the benefit obligation at December 31, 2014 by €1,554 million and €1,709 million, respectively.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1j.

United States of America

For U.S. employees of the former Lucent group, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and group life insurance coverage. These pension plans feature traditional service-based programs, as well as a cash balance program. The legacy Lucent cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998; however, no employees were transitioned from the traditional program to the cash balance program. Additionally, participants in the legacy Lucent cash balance program are not eligible to receive company-paid post-retirement health and group life insurance coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive company-paid post-retirement group life insurance and health care benefits. Starting January 1, 2008, the defined benefit pension plan for management employees no longer accepted new entrants. On October 21, 2009, Alcatel-Lucent USA Inc. froze both the defined benefit pension plan for U.S. management employees and the U.S. supplemental pension plan effective January 1, 2010. For participants in this plan who continued to work for the Group, no additional benefits accrued based on years of service or compensation earned after December 31, 2009. Starting January 1, 2014, the Group adopted a new cash balance program for U.S. management employees.

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

The Netherlands

Starting December 31, 2011, the career average salary-based plan was frozen and replaced by a cash balance program in which contributions are paid to an insurance company and

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

pensions are indexed to inflation. Starting 2014, this plan was converted into a defined contribution plan. This plan is no longer reserved and the annual contribution is recognized in the consolidated income statements.

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

United Kingdom

There are two defined benefit pension plans that we offer in the United Kingdom: the Alcatel Pension Plan and the Lucent Technologies Retirement Benefits Plan. Both plans were closed to new entrants in 2002 and 2001 respectively but active employees still accrue benefits. These plans are both final salary-based programs.

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2014, 2013 and 2012 are as follows (the rates indicated are weighted average rates):

	2014	2013	2012

Discount rate	3.31%	4.07%	3.25%

Future salary increases	2.56%	3.36%	3.33%
Post-retirement cost trend rate	6.60% to 4.90%	5.90% to 4.90%	6.90% to 5.10%

The above rates are broken down by geographical segment as follows for 2014, 2013 and 2012:

	2014		2013		2012

	Discount rate	Future salary increases	Discount rate	Future salary increases	Discount rate	Future salary increases

France	1.75%	1.99%	3.25%	2.00%	2.75%	2.95%

Belgium	1.75%	3.00%	3.25%	3.25%	2.75%	3.25%

United Kingdom	3.42%	4.27%	4.50%	4.56%	4.25%	4.27%

Germany	1.75%	3.00%	3.25%	3.00%	2.75%	3.00%

Rest of Europe	1.48%	0.35%	2.94%	2.45%	2.53%	2.54%

United States of America	3.49%	2.12%	4.53%	2.67%	3.29%	3.77%

Other	4.35%	3.92%	5.63%	4.22%	4.08%	3.25%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations—AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the Euro zone and United Kingdom, the discount rates used are the Bloomberg Corporate AA yields and, for the U.S., the

“original” CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been used consistently by us until December 31, 2012. As Bloomberg stopped publishing these yields starting 2013, discount rates for the Euro zone and United Kingdom are now determined based on Iboxx AA Corporate yields.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

b/ Components of net periodic cost of post-employment benefit

(In millions of euros)	2014	2013	2012

Service cost and prior service cost	(100)	(68)	(73)

Interest cost on the benefit obligation	(1,026)	(927)	(1,127)

Interest income on plan assets net of administrative expense	1,037	886	1,044

Interest cost on unrecognized surplus	(55)	(43)	(44)

Effect of curtailments and settlements	(44)	(19)	24

Plan amendments	112	133	204

NET PERIODIC BENEFIT (COST)	(76)	(38)	28

Of which:
• Recognized in Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(99)	(68)	(73)
• Recognized in restructuring costs	(44)	(19)	24
• Post-retirement benefit plan amendments	112	133	204
• Recognized in other financial income (loss)	(44)	(84)	(127)
• Recognized in income (loss) from discontinued operations	(1)	-	-

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2014	2013	2012

Change in benefit obligation

Benefit obligation at January 1	(25,398)	(30,104)	(30,843)

Service cost	(100)	(68)	(73)

Interest cost on the benefit obligation	(1,026)	(927)	(1,127)

Plan participants’ contributions	(138)	(150)	(126)

Amendments	112	133	69

Business combinations		(8)	(22)

Disposals	46	7	1

Curtailments	(14)	6	24

Settlements	43	28	646

Special termination benefits	(29)	(24)	-

Actuarial gains and (losses) due to changes in financial assumptions	(2,276)	2,092	(1,821)

Actuarial gains and (losses) due to changes in demographic assumptions	(1,905)	(29)	8

Actuarial gains and (losses) - Other	(10)	221	113

Benefits paid from plan assets	2,304	2,329	2,530

Benefits paid from the employer	73	86	56

Medicare Part D Subsidy		(19)	(22)

Foreign currency translation and other	(3,252)	1,029	483

Benefit obligation at December 31	(31,570)	(25,398)	(30,104)

Benefit obligation excluding effect of future salary increases	(31,331)	(25,148)	(29,782)

Effect of future salary increases	(239)	(250)	(322)

BENEFIT OBLIGATION	(31,570)	(25,398)	(30,104)

Pertaining to retirement plans	(28,583)	(22,766)	(26,958)

Pertaining to other post-employment plans	(2,987)	(2,632)	(3,146)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

(In millions of euros)	2014	2013	2012

Change in plan assets

Fair value of plan assets at January 1	25,944	28,796	29,013

Interest income on plan assets net of administrative expense	1,037	886	1,044

Actuarial gains and (losses)	2,113	(596)	1,958

Employers’ contributions	118	120	156

Plan participants’ contributions	138	150	126

Amendments	-	-	-

Business combinations	-	-	22

Disposals	(6)	-	-

Curtailments	-	-	-

Settlements	(42)	(27)	(511)

Benefits paid/Special termination benefits	(2,304)	(2,329)	(2,530)

Foreign currency translation and other	3,222	(1,056)	(482)

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	30,220	25,944	28,796

(In millions of euros)	2014	2013	2012

Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)

Unrecognized surplus at January 1	(1,250)	(1,233)	(1,121)

Interest cost on unrecognized surplus	(55)	(43)	(44)

Change in the unrecognized surplus	256	(21)	(86)

Foreign currency translation	(128)	47	18

UNRECOGNIZED SURPLUS AT DECEMBER 31	(1,177)	(1,250)	(1,233)

(In millions of euros)	2014	2013	2012

Present value of defined benefit obligations that are wholly or partly funded	(29,971)	(23,979)	(28,468)

Fair value of plan assets	30,220	25,944	28,796

Funded (unfunded) status of defined benefit obligations that are wholly or partly funded	249	1,965	328

Present value of defined benefit obligations that are wholly unfunded	(1,599)	(1,419)	(1,636)

(Unfunded) / funded status	(1,350)	546	(1,308)

Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,177)	(1,250)	(1,233)

NET AMOUNT RECOGNIZED	(2,527)	(704)	(2,541)

Of which:
• prepaid pension costs	2,636	3,150	2,797
• pensions, retirement indemnities and other post-retirement benefit obligations	(5,163)	(3,854)	(5,338)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2014			December 31, 2013			December 31, 2012

(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total

NET ASSET (LIABILITY) RECOGNIZED AT THE BEGINNING OF THE PERIOD	1,392	(2,096)	(704)	95	(2,636)	(2,541)	40	(2,991)	(2,951)

Operational charge	(97)	(2)	(99)	(66)	(2)	(68)	(70)	(3)	(73)

Financial income	39	(83)	(44)	(3)	(81)	(84)	(16)	(111)	(127)

Curtailment (1)	(41)	(3)	(44)	(18)	(1)	(19)	24	-	24

Pension and healthcare plan amendments (2)	7	105	112	78	55	133	144	60	204

Discontinued operations (Genesys business)	(1)		(1)	-	-	-	-	-	-

Total recognized in profits (losses)	(93)	17	(76)	(9)	(29)	(38)	82	(54)	28

Actuarial gains and (losses) for the period	(1,870)	(208)	(2,078)	1,417	271	1,688	305	(47)	258

Asset ceiling limitation and IFRIC14 effect	256	-	256	(21)	-	(21)	(86)	-	(86)

Total recognized in statement of comprehensive income (3)	(1,614)	(208)	(1,822)	1,396	271	1,667	219	(47)	172

Contributions and benefits paid	182	10	192	177	12	189	177	13	190

420 transfer	(169)	169	-	(196)	196	-	(393)	393	-

Change in consolidated companies	40	-	40	7	-	7	-	-	-

Other (reclassifications and exchange rate changes)	130	(287)	(157)	(78)	90	12	(30)	50	20

NET ASSET (LIABILITY) RECOGNIZED AT THE END OF THE PERIOD	(132)	(2,395)	(2,527)	1,392	(2,096)	(704)	95	(2,636)	(2,541)

Of which:

• Prepaid pension costs	2,636	-	2,636	3,150	-	3,150	2,797	-	2,797

• Pension, retirement indemnities and post-retirement benefits liability	(2,768)	(2,395)	(5,163)	(1,758)	(2,096)	(3,854)	(2,702)	(2,636)	(5,338)

(1)	Accounted for in restructuring costs.

(2)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(3)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. Our main underfunded plans are our U.S. post-retirement benefits and our French and German pension plans. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 23f below for information on U.S. plans.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

(In millions of euros)	Benefit obligation	Plan assets	Funded (underfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets

2012	(30,104)	28,796	(1,308)	113	0.38%	1,958	6.80%

2013	(25,398)	25,944	546	221	0.87%	(596)	2.30%

2014	(31,570)	30,220	(1,350)	(10)	0.03%	2,113	6.99%

With respect to the health care plans, a change of one percentage point in the assumed health costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%

Impact on the current service cost and interest costs	(3)	2

Impact on the benefit obligation	(96)	87

The plan assets of retirement plans are invested as follows:

(In millions of euros)
Asset allocation at December 31, 2014	Level 1	Level 2	Level 3	Total

Equities (US market)	910	124	-	1,034
Equities (Other markets)	1,218	156	-	1,374
Government and Treasury bonds	4,373	2,405	-	6,778
Corporate bonds	499	10,710	17	11,226
Real estate (properties)	16	-	911	927
Real estate (investments)	427	-	-	427
Cash and cash equivalents	395	3,515	-	3,910
Alternative (Private equity)	-	-	1,700	1,700
Alternative (Absolute return and other)	31	320	1,007	1,358
Insurance company products	116	1,040	330	1,486

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31, 2014	7,985	18,270	3,965	30,220

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly (inputs include quoted prices for similar assets or liabilities in active markets, interest rates and yield curves, credit risk assessments, etc.).

Level 3 – Significant unobservable inputs for assets or liabilities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

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

The expected contributions and benefits paid directly by the Group to retirees for 2015 are €138 million for the pension and other post-retirement benefit plans.

Expected benefit payments to be made to beneficiaries from defined benefit plans through 2024 are as follows:

(In millions of euros) Total	Expected benefit payments

2015	2,330
2016	2,197
2017	2,149
2018	2,110
2019	2,067

2020 - 2024	9,729

d/ Funded status

(In millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012

Benefit obligation	(31,570)	(25,398)	(30,104)
Fair value of plan assets	30,220	25,944	28,796
Funded (underfunded) status	(1,350)	546	(1,308)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,177)	(1,250)	(1,233)

NET LIABILITY RECOGNIZED AT END OF PERIOD	(2,527)	(704)	(2,541)

Detail of funded status by country

(In millions of euros)	2014	2013	2012

USA (1)	(990)	823	(566)
Belgium	866	842	822
United Kingdom	225	137	76
Germany	(1,124)	(979)	(1,118)
Other	(327)	(277)	(522)

TOTAL (UNDERFUNDED) FUNDED STATUS	(1,350)	546	(1,308)

(1)	See detailed information by plans in Note 23f.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

e/ Pension and healthcare plan amendments

2014 U.S. formerly represented healthcare plan amendment

Alcatel-Lucent has a collective bargaining agreement with the Communication Workers of America (CWA) and International Brotherhood of Electrical Workers (IBEW) to provide post- retirement medical and dental benefits, for formerly represented retirees until December 31, 2016. On July 31, 2014, Alcatel-Lucent agreed to a three-year extension of post-retirement healthcare benefits until December 31, 2019, in exchange for a reduction in the Group’s obligation to pay for retirees, who are subject to annual dollar caps, of U.S.$40 million for 2017, U.S.$40 million for 2018 and U.S.$40 million for 2019. Reductions of U.S.$107 million in the existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

2014 U.S. management healthcare plan amendment

Alcatel-Lucent currently subsidizes retiree healthcare benefits for formerly Management retirees who retired on or after March 1, 1990 and who are under 65 years old. Starting January 1, 2015, Alcatel-Lucent will discontinue this subsidy, resulting in a gain of U.S. $33 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the 2014 consolidated income statement.

2014 Dutch pension plan amendment

In 2014, Alcatel-Lucent converted the defined benefit pension plan of current active employees into a defined contribution pension plan under which Alcatel-Lucent no longer guarantees any increases in pensions. This plan amendment resulted in a gain of €7 million and was accounted for in the “Post-retirement benefit plan amendments” line item of the 2014 consolidated income statement.

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

2012 U.S. represented healthcare plan amendment

In April 2012, Alcatel-Lucent USA, Inc. and the Communication Workers of America and the International Brotherhood of Electrical Workers agreed to a seven-month extension of retiree healthcare benefits from May 25, 2013 until December 31, 2013, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent USA, Inc. and those unions agreed to an additional one-year extension of retiree healthcare benefits until December 31, 2014, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2014. Reductions of U.S.$77 million in our existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 consolidated income statement.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

f/ Alcatel-Lucent’s U.S. pension and post-retirement obligations (Supplementary information)

All the following tables and information relate only to our U.S. pension and post-retirement plans. All these data are included in the figures presented on a consolidated basis in Notes 23a, b, c and d and are presented below in U.S. dollars.

Key assumptions

Assumptions used to determine:	December 2014	December 2013	December 2012

Benefit obligations - discount rate
Pension	3.49%	4.19%	3.30%

Post-retirement health care and other	3.21%	3.72%	2.84%

Post-retirement group life	3.69%	4.49%	3.61%

Rate of compensation increase	2.12%	2.44%	3.86%

Net benefit cost or credit - discount rate
Pension	4.19%	3.30%	3.67%

Post-retirement health care and other	3.72%	2.84%	3.24%

Post-retirement group life	4.49%	3.60%	3.91%

	December 31, 2014	December 31, 2013	December 31, 2012

Assumed health care cost trend rates

Health care cost trend rate assumed for next year	6.50%	5.80%	6.90%

Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	6.60%	5.90%	7.00%

Rate that the cost trend rate gradually declines to	4.90%	4.90%	5.10%

Year that the rate reaches the rate it is assumed to remain at	2024	2024	2022

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In millions of U.S. dollars)	1 percentage point
	Increase	Decrease

Effect on total of service and interest cost components	(4)	3

Effect on post-retirement benefit obligation	(117)	106

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Unique rates are developed for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent’s major U.S. pension obligations and post-retirement health care obligations were 10.43 years and 7.96 years, respectively, as of

December 31, 2014 (9.30 years and 7.09 years, respectively, as of December 31, 2013 and 10.07 years and 7.53 years, respectively, as of December 31, 2012).

Until September 30, 2014, we retained the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. On October 27, 2014, the U.S. Society of Actuaries (SOA) issued new mortality tables. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. This update had a U.S.$2.6 billion negative effect on the benefit obligation of our U.S. plans. These effects were recognized in the 2014 Statement of Comprehensive Income.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Components of net periodic cost of post-employment benefit

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Pension credit/post-retirement benefit (cost)	2014	2013	2012	2014	2013	2012

Service cost	(77)	(9)	(9)	(2)	(3)	(3)

Interest cost on the benefit obligation	(1,058)	(949)	(1,104)	(137)	(125)	(154)

Interest income on plan assets	1,188	1,018	1,172	26	18	11

Interest cost on unrecognized surplus	(53)	(41)	(51)	-	-	-

Subtotal	-	19	8	(113)	(110)	(146)

Special termination benefits	(36)		-	(3)		-

Curtailments	(53)	(22)	-	(2)	3	-

Settlements	-	(27)	-	0	(5)	-

Pension credit/post-retirement benefit (cost)	(89)	(30)	8	(118)	(112)	(146)

Plan amendments		-	174	140	73	77

PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	(89)	(30)	182	22	(39)	(69)

Change in the obligation recorded in the statement of financial position

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2014, December 31, 2013 and December 31, 2012.

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in benefit obligation	2014	2013	2012	2014	2013	2012

Benefit obligation at January 1	(26,166)	(29,973)	(30,232)	(3,630)	(4,150)	(4,541)

Service cost	(77)	(9)	(9)	(2)	(3)	(3)

Interest cost on the benefit obligation	(1,058)	(949)	(1,104)	(137)	(125)	(154)

Plan participants’ contributions	-	-	-	(182)	(192)	(153)

Amendments	-	-	-	140	73	77

Business combinations	-	-	-	-	(9)	-

Disposals	-	-	-	-	-	-

Curtailments	(53)	(22)	-	(2)	3	-

Settlements	-	-	804	-	-	-

Special termination benefits	(36)	(27)	-	(3)	(5)	-

Actuarial gains and (losses) due to changes in financial assumptions	(1,910)	2,237	(1,771)	(245)	311	(237)

Actuarial gains and (losses) due to changes in demographic assumptions	(2,505)	(37)	-	(38)	-	-

Actuarial gains and (losses) – Other	(154)	169	(22)	1	(9)	147

Benefits paid from plan assets	2,415	2,412	2,361	494	502	743

Benefits paid from the employer	32	33	-	-	-	-

Medicare Part D subsidy	-	-	-	(23)	(26)	(29)

Foreign currency translations and other	-	-	-	-	-	-

BENEFIT OBLIGATION AT DECEMBER 31	(29,512)	(26,166)	(29,973)	(3,627)	(3,630)	(4,150)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in plan assets	2014	2013	2012	2014	2013	2012

Fair value of plan assets at January 1	30,192	32,705	32,698	739	672	671

Interest income on plan assets net of administrative expense	1,188	1,018	1,172	26	18	11

Actuarial gains and (losses)	2,476	(861)	2,298	5	58	30

Employers’ contributions	2	2	33	36	41	45

Plan participants’ contributions	-	-	-	182	192	153

Amendments	-	-	-	-	-	-

Business combinations	-	-	-	-	-	-

Disposals	-	-	-	-	-	-

Curtailments	-	-	-	-	-	-

Settlements	-	-	(630)	-	-	-

Benefits paid/Special termination benefits	(2,415)	(2,412)	(2,361)	(494)	(502)	(743)

420 transfer	(225)	(260)	(505)	225	260	505

Other (external transfer and exchange rate changes)	-	-	-	-	-	-

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	31,218	30,192	32,705	719	739	672

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)	2014	2013	2012	2014	2013	2012

Unrecognized surplus at January 1	(1,260)	(1,250)	(1,327)	-	-	-

Interest cost on unrecognized surplus	(53)	(41)	(51)	-	-	-

Change in the unrecognized surplus	269	31	128	-	-	-

Foreign currency translation	-	-	-	-	-	-

UNRECOGNIZED SURPLUS AT DECEMBER 31	(1,044)	(1,260)	(1,250)	-	-	-

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)	2014	2013	2012	2014	2013	2012

(Unfunded) / funded status	1,706	4,026	2,732	(2,908)	(2,891)	(3,478)

Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,044)	(1,260)	(1,250)	-	-	-

Net amount recognized	662	2,766	1,482	(2,908)	(2,891)	(3,478)

Of which:

Prepaid pension costs	2,146	3,176	2,603	-	-	-

PENSIONS, RETIREMENT INDEMNITIES AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS	(1,484)	(410)	(1,121)	(2,908)	(2,891)	(3,478)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Additional Information

(in millions of U.S. dollars) December 31, 2014	Obligations	Assets	Funded Status

Pension Benefits
U.S. management	(21,095)	20,111	(984)

U.S. occupational	(7,952)	11,107	3,155

Supplemental	(465)	-	(465)

TOTAL PENSION BENEFITS	(29,512)	31,218	1,706

Post-retirement Benefits
Non-represented health	(259)	-	(259)

Formerly represented health	(1,764)	322	(1,442)

Non-represented group life	(979)	301	(678)

Formerly represented group life	(624)	96	(528)

Other	(1)	-	(1)

TOTAL POST-RETIREMENT BENEFITS	(3,627)	719	(2,908)

(in millions of U.S. dollars) December 31, 2013	Obligations	Assets	Funded Status

Pension Benefits

U.S. management (1)	(18,296)	19,287	991

U.S. occupational (1)	(7,475)	10,905	3,430

Supplemental	(395)	-	(395)

TOTAL PENSION BENEFITS	(26,166)	30,192	4,026

Post-retirement Benefits

Non-represented health	(276)	-	(276)

Formerly represented health	(1,765)	327	(1,438)

Non-represented group life	(987)	321	(666)

Formerly represented group life	(600)	91	(509)

Other	(2)	-	(2)

TOTAL POST-RETIREMENT BENEFITS	(3,630)	739	(2,891)

(1)	On December 1, 2013, we transferred about 30,000 beneficiaries from the U.S. occupational pension plan to the U.S. management pension plan. We transferred about U.S.$1,813 million in assets and U.S.$1,173 million in obligations determined in accordance with IFRSs.

(in millions of U.S. dollars) December 31, 2012	Obligations	Assets	Funded Status

Pension Benefits

U.S. management	(19,629)	19,006	(623)

U.S. occupational	(9,867)	13,699	3,832

Supplemental	(477)	-	(477)

TOTAL PENSION BENEFITS	(29,973)	32,705	2,732

Post-retirement Benefits
Non-represented health	(317)	-	(317)

Formerly represented health	(2,043)	294	(1,749)

Non-represented group life	(1,114)	306	(808)

Formerly represented group life	(673)	72	(601)

Other	(3)	-	(3)

TOTAL POST-RETIREMENT BENEFITS	(4,150)	672	(3,478)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets

December 31, 2012

Asset category
Equity securities	7% - 13%	11%	44%	44%
Fixed income securities	63% - 86%	74%	15%	14%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	9%	-	-
Cash	-	-	41%	42%

TOTAL		100%		100%

December 31, 2013

Asset category
Equity securities	7% - 13%	9%	46%	46%
Fixed income securities	62% - 85%	74%	16%	16%
Real estate	4% - 8%	7%	-	-
Private equity and other	7% - 13%	10%	-	-
Cash	-	-	38%	38%

TOTAL		100%		100%

December 31, 2014

Asset category
Equity securities	7% - 13%	8%	46%	46%
Fixed income securities	64% - 84%	67%	15%	15%
Real estate	4% - 8%	5%	-	-
Private equity and other	7% - 13%	10%	-	-
Cash	-	10%	39%	39%

TOTAL		100%		100%

The majority of Alcatel-Lucent’s U.S. pension plan assets are held in a master pension trust. Alcatel-Lucent’s U.S. post-retirement plan assets are held in two separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing surplus returns with a prudent level of surplus risk. Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every two to three years upon completion of a study by the external advisors and internal investment management. The overall pension plan asset portfolio reflects a balance of investments split about 27.0/73.0 between equity (which includes alternative investments for this purpose) and fixed income securities. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk.

Pension plan assets included U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$8.1 million of Alcatel-Lucent bonds as of December 31, 2014 (U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$7.8 million of Alcatel-Lucent bonds as of December 31, 2013 and U.S.$0.2 million of Alcatel-Lucent ordinary shares and U.S.$6.4 million of Alcatel-Lucent bonds as of December 31, 2012).

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

U.S. pension plan funding methods

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (ERISA), the Internal Revenue Code of 1986 (the “Code”), and regulations issued by the Internal Revenue Service (the “IRS”). The Pension Protection Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (WRERA) and provided additional alternative methods for determining the

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

funding obligation and the value of plan assets that included look-back averaging periods of up to twenty-four months. The IRS provides a number of methods to use for measuring plan assets and for determining the discount rate. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on any prior period of time up to a maximum of two years, with the valuation date being the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (in effect the average yield curve of the daily rates for the month preceding the valuation date) or a twenty-four month average of the rates for each time segment (any twenty-four month period as long as the twenty-four month period ends no later than five months before the valuation date). The Moving Ahead for Progress in the 21st Century Act (MAP-21), enacted on July 6, 2012, affects U.S. tax-qualified pension plan funding requirements for plans that use segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, commencing in 2012, MAP-21 stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21 is applicable to the Group’s U.S. management and active occupational pension plans, which use segment interest rates for purposes of determining regulatory funding requirements, but not the U.S. inactive occupational pension plan, which, beginning in 2013 (for 2012), uses a full yield curve for such purposes. The Highway and Transportation Funding Act, enacted on August 8, 2014 (HATFA), modified and extended the interest rate “corridors”. For the U.S. management and active occupational pension plans, MAP-21, modified and extended by HATFA, increases the interest rates used for funding valuations. According to our assessment of those plans, MAP-21, modified and extended by HATFA, is expected to result in an increase in the interest rates used for regulatory funding purposes and suggests no required funding contribution through at least 2017. Although MAP-21/HATFA is currently not applicable to the Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

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

On December 1, 2014, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational-inactive pension plan in the amount of U.S.$225 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning December 1, 2014 through about November 30, 2015 and group life insurance benefits for the period beginning December 1, 2014 through about December 30, 2015. Alcatel-Lucent expects to make a “collectively bargained transfer” during 2015 from the U.S. occupational-inactive pension plan to fund healthcare and group life insurance benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the remainder of 2015 through the first nine months of 2016.

Contributions

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2024. Alcatel-Lucent did not have to make contributions to its qualified U.S. pension plans during the 2014 calendar year. Although certain data, such as the December 31, 2014 private equity and real estate values and the January 1, 2015 census data, will not be final until the second quarter of 2015, Alcatel-Lucent does not expect to make any contribution through early 2017. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond the 2017 calendar year. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund healthcare costs and group life insurance payments for formerly union-represented retirees for the period 2015 to 2021 (Section 420 of the Code was extended in 2012 until December 31, 2021).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly union- represented retiree health plans (1)	Non- represented retiree health plans	Other benefit plans (2)

2015	31	(24)	21	3

2016	30	(24)	20	3

2017	30	(24)	22	3

2018	30	(23)	22	3

2019	30	(22)	22	3

2020 - 2024	142	269	105	153

(1)	Estimates take into account that Section 420 transfers are made to finance healthcare costs until December 31, 2021 (current expiration date of Section 420 of the Code). These estimates are net of Medicare Part D subsidies.

(2)	Estimates take into account that Section 420 transfers are made to finance group life insurance payments until December 31, 2021 (current expiration date of Section 420 of the Code).

Certain of the actuarial assumptions used to determine if pension plan funding is required differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis for developing discount rates in both cases is corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December of the current calendar year, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair values of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA provides for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. A preliminary evaluation of the funded status of the U.S. management pension plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year-end 2014. In addition, under the PPA target, we would only need to fund this plan if the funded ratio were to decline below 100%.

Regarding healthcare benefits, it is important to note that such benefits for both management and formerly union-represented retirees’ benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 45% of the total U.S. retiree healthcare obligation as of December 31, 2014); and Medicare is the primary payer (pays first) for those aged 65 and older, who make up almost all of uncapped retirees.

Benefit Payments

The following table summarizes expected benefit payments from Alcatel-Lucent’s various U.S. pension and post-retirement plans through calendar 2024. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$24 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified pension plans	Formerly union- represented retiree health plans	Non-represented retiree health plans	Other benefit plans

2015	1,589	723	31	170	21	83

2016	1,489	668	30	162	20	83

2017	1,465	644	30	148	22	84

2018	1,440	620	30	137	22	84

2019	1,412	596	30	129	22	85

2020 - 2024	6,601	2,613	142	687	105	437

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Note 24 Financial debt

(In millions of euros)	2014	2013	2012

Marketable securities - short term, net	1,672	2,259	1,528

Cash and cash equivalents	3,878	4,096	3,401

Cash, cash equivalents and marketable securities	5,550	6,355	4,929

Convertible bonds and other bonds - long-term portion	(4,696)	(4,711)	(3,727)

Other long-term debt	(179)	(211)	(227)

Current portion of long-term debt and short-term debt	(402)	(1,240)	(851)

of which (Bonds and credit facilities - short-term portion	-	(964)	570

of which (current portion of other long-term debt and short-term debt	(402)	(276)	281

Financial debt, gross	(5,277)	(6,162)	(4,805)

Derivative interest rate instruments - other current and non-current assets	1	11	33

Derivative interest rate instruments - other current and non-current liabilities	-	(21)	-

Loan to joint venturer - financial asset (loan to co-venturer)	-	7	23

Cash (financial debt), net before fx derivatives	274	190	180

Derivative FX instruments on financial debt - other current and non-current assets (1)	123	5	2

Derivative FX instruments on financial debt - other current and non-current liabilities (1)	(4)	(46)	(35)

Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments - other current assets/liabilities	(67)	-	-

Cash (financial debt), net – excluding discontinued operations	326	149	147

Cash (financial debt), net - assets held for sale	-	-	-

CASH (FINANCIAL DEBT), NET - INCLUDING DISCONTINUED OPERATIONS	326	149	147

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)			Carrying amount at December 31, 2014	Equity component and fair value adjustments	Nominal value at maturity date
					December 31, 2014	December 31, 2013

7.75% Convertible Trust Preferred Securities	U.S.$931 M	March 2017 (1)	-	-	-	675
6.375% Senior Notes	€274 M	April 2014	-	-	-	274
4.50% Senior Secured Facility	U.S.$1,724 M	January 2019 (2)	-	-	-	1,256
8.50% Senior Notes (3)	€192 M (4)	January 2016	190	2	192	425
4.625% Senior Notes (5)	U.S.$650 M	July 2017	531	4	535	471
4.25% OCEANE	€629 M	July 2018	538	91	629	629
0.00% OCEANE	€688 M	January 2019	588	100	688	-
0.125% OCEANE	€460 M	January 2020	373	88	460	-
8.875% Senior Notes (5)	U.S.$500 M	January 2020	403	9	412	363
6.75% Senior Notes (5)	U.S.$1,000 M	November 2020	814	10	824	725
6.50 % Senior Notes	U.S.$300 M	January 2028	228	19	247	218
6.45 % Senior Notes	U.S.$1,360 M	March 2029	1,031	89	1,120	986

TOTAL BONDS AND CREDIT FACILITIES			4,696	412	5,108	6,022

(1)	This debt was repaid prior to maturity in January 2014, see below.

(2)	This facility was repaid prior to maturity in August 2014, see below.

(3)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.

(4)	This Senior Note was subject to a tender offer in July 2014, see below.

(5)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Changes in 2014

November/December 2014 - Partial buy-backs of Senior Notes 2016

During the fourth quarter of 2014, a €3 million nominal amount of Senior Notes 2016 was bought back and cancelled for a cash amount of €3 million excluding accrued interest.

As a result, the outstanding aggregate nominal amount of Senior Notes 2016 is €192 million.

August 2014 - Repayment of Senior Secured Credit Facility

The proceeds of the issuance of OCEANE 2019 and 2020 (see below) were used together with available cash to fully repay the outstanding amount of the Senior Secured Facility on August 19, 2014 for a nominal value of U.S.$1,724 million. The carrying amount of this facility had already been adjusted in accordance with IAS 39 §AG 8 requirements at end of June 2014 in order to take into account this anticipated repayment. Therefore on August 19, 2014, the nominal value of this facility was equal to its carrying value. The change in estimate during the second quarter of 2014 represented an “other financial loss” of €97 million (US$133 million, see Note 7) and a corresponding increase in the carrying value of the financial debt.

July 2014 - Tender offer on Senior Notes 2016

Pursuant to a tender offer we launched on June 24, 2014, we agreed to purchase, on July 4, 2014, an aggregate of €210 million nominal amount of Senior Notes 2016 for a total cash amount of €235 million. The Notes tendered in the offer were cancelled.

During the second quarter of 2014, a €19 million nominal amount of Senior Notes 2016 was bought back and cancelled for a cash amount of €22 million excluding accrued interest.

June 2014 - Issuance of OCEANE 2019 and 2020 and planned repayment of Senior Secured Credit Facility

On June 10, 2014, Alcatel-Lucent issued convertible/exchangeable bonds (OCEANE) in two tranches:

•	Tranche 1 due January 30, 2019 for a nominal value of €688 million, and

•	Tranche 2 due January 30, 2020 for a nominal value of €460 million.

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30, and July 30, commencing January 30, 2015. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions.

The carrying values of the debt components at the date of issuance were €576 million and €364 million respectively. The difference between the nominal value and the carrying value of the debt component at the date of issuance was €208 million and is amortized to finance costs over the term of the bonds.

April 2014 - Repayment of 6.375% Senior Notes

On April 7, 2014, Alcatel-Lucent repaid on the maturity date the remaining €274 million outstanding under its 6.375% Senior Notes.

February 2014 - Senior Secured Credit Facility amendment

On December 20, 2013, Alcatel-Lucent USA Inc. amended its U.S.$1,750 million Senior Secured Credit Facility, which lowered the credit spread on the facility from 4.75% to 3.50% effective February 18, 2014. As a result, and after taking into account the Libor 1% floor, the applicable interest rate decreased from 5.75% to 4.50%. In accordance with IAS 39, this amendment to the terms of the Senior Secured Credit Facility did not lead to recording an extinguishment of the original facility and recognizing a new one, because the change in interest rate did not constitute a substantial modification of the terms of the original facility.

January 2014 - Repayment of 7.75% Convertible Trust Preferred Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

On January 13, 2014, the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 was repaid in full. As of December 31, 2013, the carrying value of this debt was already equal to its nominal value (see Note 25 of our 2013 audited consolidated financial statements), because we had already anticipated beginning December 12, 2013 that the debt would be redeemed in full.

Changes in 2013

6.75% Senior Notes due November 15, 2020

On November 15 and December 4, 2013, Alcatel-Lucent USA Inc. issued U.S.$750 million and U.S.$250 million, respectively, in Senior Notes due November 15, 2020. The Senior Notes bear interest at an annual rate of 6.75%, payable semi-annually in arrears on May 15, and November 15, commencing May 15, 2014. They are guaranteed by Alcatel-Lucent and certain of its subsidiaries.

The proceeds of this issuance were used to repay and retire the following debts:

•	the 2.875% Series A convertible debentures:

–	outstanding nominal value repurchased: U.S.$95 million,

–	cash amount paid by the Company, excluding accrued interest: U.S.$95 million;

•	the 2.875% Series B convertible debentures:

–	outstanding nominal value repurchased: U.S.$1 million,

–	cash amount paid by the Company, excluding accrued interest: U.S.$1 million;

•	the €298 million Senior Secured Facility entered into on January 30, 2013 (see below):

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

–	outstanding nominal value repaid: €298 million,

–	cash amount paid by the Company, excluding accrued interest: €298 million.

On December 27, 2013, 14,772,054 OCEANE 2015 having a nominal value of €3.23 each and representing a total nominal value of €48 million were converted into 15,658,262 new Alcatel Lucent ordinary shares. The impact on the equity was €45 million, corresponding to the carrying value of the debt component just before the conversion (no profit or loss impact was accounted for). On December 27, 2013, the entire outstanding nominal value of €11 million after the conversion was repurchased for €11 million in cash (without accrued interest).

A total net loss of €(42) million related to the above repurchases (€(20) million for the Series A convertible bonds, €(21) million for the euro denominated Senior Secured Facility and €(1) million for the OCEANE due 2015) that occurred in the fourth quarter of 2013 was recorded in “other financial income (loss)” (see Note 7).

4.625% Senior Notes due July 1, 2017

On December 12, 2013, Alcatel-Lucent USA Inc. issued U.S.$650 million in Senior Notes due on July 1, 2017. The Senior Notes bear interest at an annual rate of 4.625%, payable semi-annually in arrears on January 1, and July 1, commencing July 1, 2014. The proceeds of this issuance were applied, together with available cash, to repay in full as of January 13, 2014 the U.S.$931 million principal amount outstanding of the 7.75% Convertible Trust Preferred Securities due 2017.

Senior Secured Credit Facility amendment

On December 20, 2013, Alcatel-Lucent USA Inc. signed an amendment relating to its U.S.$1,750 million Senior Secured Credit Facility, which became effective as of February 2014 and had the effect of lowering the credit spread from 4.75% to 3.50%. As a result, and taking into account the Libor 1% floor, the applicable interest rate decreases from 5.75% to 4.50%.

8.875 % Senior Notes due January 1, 2020

On August 7, 2013, Alcatel-Lucent USA Inc. issued U.S.$500 million in Senior Notes due on January 1, 2020. The Senior Notes bear interest at an annual rate of 8.875%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. They are guaranteed by Alcatel Lucent and certain of its subsidiaries. The proceeds of this issuance were used to repay and terminate the U.S.$500 million Asset Sale Facility entered into on January 30, 2013 (see below), which involved a cash payment of U.S.$505 million. The outstanding balance of unamortized issuance costs of the Asset Sale Facility were expensed in Other financial income (loss) during the third quarter of 2013, representing a loss of €(24) million (see Note 7).

Senior Secured Credit Facility amendment

On August 16, 2013, Alcatel-Lucent USA Inc. amended the outstanding Senior Secured Credit Facilities entered into on

January 30, 2013. The amendments had the effect of changing certain covenants governing the facilities, including lowering the credit spread on the U.S.$1,750 million Senior Secured Credit Facility due 2019 from 6.25% to 4.75% (total interest rate lowered to 5.75%) and lowering the credit spread on the €300 million Senior Secured Credit Facility due 2019 from 6.50% to 5.25% (total interest rate lowered to 6.25%).

OCEANE 2018

On July 3, 2013, Alcatel-Lucent issued convertible/exchangeable bonds (OCEANE) due July 1, 2018 for a nominal value of €629 million. The bonds bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions. The carrying value of the debt component at the date of issuance was €505 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance was €124 million and is amortized in finance costs over the term of the bonds.

The proceeds of this issuance were used to repurchase and cancel €748 million in nominal value of the 5.00% OCEANE due January 2015 (carrying value of €691 million) for a cash payment of €780 million (without accrued interest). The negative impact on the income statement, that was accounted for in Other financial income (loss) during the third quarter of 2013, represented an €(87) million loss (see Note 7).

2.875 % Series B convertible debentures mandatory offer to purchase

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

Because of the new accounting treatment applied in the second quarter of 2012 (see Note 2i to our consolidated financial statements for the year ended December 31, 2013 filed as part of our Annual Report on Form 20-F), the carrying amount of the 2.875% Series B convertible debentures was equal to the nominal value of the debentures as of June 15, 2013. No gain or loss related to the partial redemption, therefore, was recorded.

Buy-backs of debt

On May 21, 2013, the following bonds and notes were partially bought back and cancelled:

•	6.375% Notes due April 2014 issued by Alcatel-Lucent:

–	nominal value repurchased: €172 million,

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €180 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

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

•	5.00% OCEANE 2015 issued by Alcatel-Lucent:

–	nominal value repurchased: €193 million,

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €196 million.

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

An additional nominal amount of €748 million was repurchased in August 2013 (see above).

•	8.50% due January 2016 Senior Notes issued by Alcatel-Lucent:

–	nominal value repurchased: €75 million,

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €80 million.

A total net loss of €(26) million related to all the above listed repurchases that occurred in the second quarter of 2013 was recorded in “other financial income (loss)” (see Note 7).

Senior Secured Credit Facilities

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, Alcatel-Lucent and most of the subsidiaries of the Group as guarantors, entered into senior secured credit facilities that were syndicated in January 2013 and which comprised:

•	An asset sale facility with a total nominal value of U.S.$500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternate Base Rate (ABR) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the borrower may choose at certain intervals), maturing in August 2016;

•	A credit facility with a total nominal value of U.S.$1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the borrower may choose at certain intervals), maturing in January 2019; with a quarterly amortization of 0.25% of nominal value; and
•	A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and also with a quarterly amortization of 0.25% of nominal value.

These facilities were secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to these facilities did not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but included covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity, or make certain investments, and (v) dispose of, or transfer within the Group, assets constituting the collateral of the secured financing.

In accordance with IAS 39, the floor conditions on the variable interest rate of these facilities were accounted for as embedded derivatives and separated from the host contracts (the credit facilities). The fair values at inception of the three floors were valued at U.S.$10 million for the asset sale facility of U.S.$500 million, U.S.$46 million for the credit facility of U.S.$1,750 million, and €7 million for the credit facility of €300 million. These fair values were subtracted from the nominal value of the facilities and recorded as interest rate derivatives and included in the Cash (financial debt), net as disclosed above. The change in these fair values representing a gain of €26 million for the year ended December 31, 2013 was recorded in “other financial income (loss)”.

In addition, fees related to the issuance of these credit facilities were also subtracted from the nominal value, giving the following carrying values of the facilities: U.S.$470 million for the asset sale facility of U.S.$500 million, U.S.$1,633 million for the credit facility of U.S.$1,750 million and €283 million for the credit facility of €300 million. The net cash proceeds were reported in the cash flow statement for the year ended December 31, 2013 on the line item “issuance of long-term debt” for an aggregate amount of €1,917 million. The difference between the nominal value and the carrying value of the facilities is amortized to finance costs over the term of the debt.

Changes in 2012

Extension or redemption

The bonds initially issued in July and October 2010 (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were redeemed.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Repurchases (redemption before maturity date)

In 2012, U.S.$ 115.5 million in nominal value of the Alcatel-Lucent USA, Inc. 2.875% Series B convertible debentures were bought back for U.S.$ 110 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased: Alcatel-Lucent USA, Inc. convertible bond 2.875% Series B: U.S.$ 115,500,000

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

A loss of €27 million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 7).

b/ Analysis of financial debt, gross – by type

(In millions of euros)	2014	2013	2012

Convertible bonds	1,498	1,191	2,179

Other bonds	3,198	4,485	2,118

Receivables transferred that are not derecognized in their entirety (1)	233	248	166

Bank loans, overdrafts and other financial debt	239	119	219

Finance lease obligations	18	24	23

Accrued interest	91	95	100

FINANCIAL DEBT, GROSS	5,277	6,162	4,805

(1)	See Note 20 “Financial Assets Transferred”.

c/ Analysis by maturity date and type of rate

(In millions of euros)	2014	2013	2012

Current portion of long-term debt (1)	-	1,054	570

Short-term debt (2)	402	186	281

Financial debt due within one year (4)	402	1,240	851

Of which:

• within 3 months	274	791	225

• between 3 and 6 months	104	406	603

• between 6 and 9 months	12	22	11

• over 9 months	11	21	12

2014	-	-	604

2015	-	114	1,049

2016	280	515	495

2017	604	494	656

2018	539	401	-

2019 and thereafter	3,452	3,398	1,150

Financial debt due after one year (3)(4)	4,875	4,922	3,954

TOTAL	5,277	6,162	4,805

(1)	Amount as of December 31, 2013 included €274 million for the 6.375% trust preferred securities due April 2014 and €675 million for the 7.75% convertible notes debentures due to the existence of an irrevocable commitment to repay in full the 7.75% convertible debentures in January 2014.

Amount as of December 31, 2012 was related to the 2.875% Series B convertible debentures, due to the existence of a put option exercisable as of June 15, 2013.

(2)	Amount as of December 31, 2014 included €91 million of accrued interest (€95 million as of December 31, 2013 and €100 million as of December 31, 2012).

(3)	The convertible securities may be retired earlier based on early redemption or buy-back options. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

(4)	Contractual cash flows of financial debt are disclosed in Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

d/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging

2012

Convertible bonds	2,179	9.23%	9.23%
Other bonds	2,118	7.78%	6.98%
Bank loans, overdrafts and finance lease obligations	408	1.97%	1.97%
Accrued interest	100	NA	NA

FINANCIAL DEBT, GROSS	4,805	7.94%	7.58%

2013

Convertible bonds	1,191	9.50%	9.50%
Other bonds	4,485	7.50%	7.28%
Bank loans, overdrafts and finance lease obligations	391	2.66%	2.66%
Accrued interest	95	NA	NA

FINANCIAL DEBT, GROSS	6,162	7.58%	7.42%

2014

Convertible bonds	1,498	5.83%	5.83%
Other bonds	3,198	7.27%	7.27%
Bank loans, overdrafts and finance lease obligations	490	2.02%	2.02%
Accrued interest	91	NA	NA

FINANCIAL DEBT, GROSS	5,277	6.36%	6.36%

e/ Debt analysis by type of rate

	2014		2013		2012

(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging

Total fixed rate debt	5,269	5,269	6,154	5,880	4,789	4,329
Total floating rate debt	8	8	8	282	16	476

TOTAL	5,277	5,277	6,162	6,162	4,805	4,805

f/ Debt analysis by currency

	2014		2013		2012

(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging

Euro	1,976	2,388	1,544	1,544	2,205	2,205
U.S. Dollar	3,150	2,738	4,608	4,608	2,587	2,587
Other	151	151	10	10	13	13

TOTAL	5,277	5,277	6,162	6,162	4,805	4,805

g/ Fair value of debt

The fair value of the Group’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts. The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows:

•	at December 31, 2014, the fair value of debt before hedging (including credit spread) was €6,299 million and the fair value of the debt after hedging (including credit spread) was €6,297 million;

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

•	at December 31, 2013, the fair value of debt before hedging (including credit spread) was €7,221 million and the fair value of the debt after hedging (including credit spread) was €7,231 million; and
•	at December 31, 2012, the fair value of debt before hedging (including credit spread) was €4,673 million and the fair value of the debt after hedging (including credit spread) was €4,640 million.

h/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc.

At February 5, 2015, the credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook

Moody’s:

Alcatel-Lucent S.A.	B3	B3/Caa1	(1)	Not Prime	Positive	December 4, 2012/ December 19, 2013	November 17, 2014
Alcatel-Lucent USA Inc.	n.a.	B3	(2)	n.a	Positive	December 12, 2013	November 17, 2014

Standard & Poor’s:

Alcatel-Lucent S.A.	B	B		B	Stable	August 18, 2014	August 18, 2014
Alcatel-Lucent USA Inc.	B	B		n.a	Stable	August 18, 2014	August 18, 2014

(1)	The OCEANE 2018 as well as the OCEANE 2019 & 2020 are rated Caa1; all other long-term debt issued by Alcatel-Lucent is rated B3.

(2)	The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

Moody’s: On November 17, 2014, Moody’s changed the outlook on Alcatel-Lucent and Alcatel-Lucent USA Inc to positive from stable, and affirmed the B3 ratings.

On December 19, 2013, Moody’s upgraded the rating of the 8.50% Senior Notes due 2016 issued by Alcatel-Lucent from Caa1 to B3.

On November 7, 2013, Moody’s changed the outlook on Alcatel-Lucent’s Corporate Family B3 rating from Negative to Stable, and affirmed the existing ratings of the Group’s debt.

On August 23, 2013, Moody’s assigned a definitive B3 rating to the 8.875% Senior Notes due 2020 issued by Alcatel-Lucent USA Inc. and affirmed Alcatel-Lucent’s B3 Corporate Family Rating.

On June 26, 2013, Moody’s assigned a provisional Caa1 rating to the OCEANE due 2018 issued by Alcatel-Lucent and converted the provisional B1 rating of the Senior Secured Credit Facilities into a definitive B1 rating.

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

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the Alcatel-Lucent USA Inc. 2.875% Series A and Series B convertible debentures, that were guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the Alcatel-Lucent USA, Inc. 2.875 % Series A and Series B convertible debentures that were guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed 6.50% Notes due 2028 and 6.45% Notes due 2029 issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from Aaa, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent’s Corporate Family rating, the Alcatel-Lucent long-term debt (except the OCEANE 2018, 2019 and 2020), and the Alcatel-Lucent USA Inc. rated long-term debt, are rated B3, in the B category, which also includes B1 and B2 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Alcatel Lucent’s OCEANE 2018, 2019 and 2020 are rated Caa1, in the Caa category, which Moody’s characterizes as follows: “obligations rated Caa are judged to be speculative, of poor standing and are subject to very high risk”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Standard & Poor’s: On August 18, 2014, Standard & Poor’s raised its corporate credit ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. from B- to B. The unsecured bonds issued by the Group were also upgraded from CCC+ /B- to B. At the same date, and as a consequence of the rating upgrade, the outlook was changed from Positive to Stable.

On June 2, 2014, Standard & Poor’s assigned the rating B- to the OCEANE 2019 and 2020 to be issued.

On November 7, 2013, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA Inc. from Stable to Positive, and affirmed its B- Corporate Credit rating on both companies. On November 7, 2013, Standard & Poor’s also affirmed the B short-term rating on Alcatel-Lucent.

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

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time, Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating).

Alcatel-Lucent’s and Alcatel-Lucent USA Inc’s Corporate Family Rating, as well as their long term debt are rated B, which is in the B category.

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

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2014

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

i/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On December 17, 2013, Alcatel-Lucent closed a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of this instrument is not dependent upon Alcatel-Lucent’s Credit Ratings. The availability of this facility is dependent upon Alcatel-Lucent meeting a financial covenant linked to its capacity to cover its interest charges. As of December 31, 2014, the credit facility was undrawn.

A syndicated bank facility signed on April 5, 2007 was terminated following the closing of the Senior Secured Facilities in January 2013.

NOTE 25 PROVISIONS

a/ Balance at closing

(In millions of euros)	2014	2013	2012

Provisions for product sales	387	402	510

Provisions for restructuring	439	433	456

Provisions for litigation	122	122	150

Other provisions	416	459	533

TOTAL (1)	1,364	1,416	1,649

(1) Of which: portion expected to be used within one year	959	966	1,003

portion expected to be used after one year	405	450	646

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25

b/ Change during 2014

(In millions of euros)	December 31, 2013	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2014

Provisions for product sales	402	288	(274)	(46)	(6)	23	387

Provisions for restructuring	433	395	(364)	(20)	(16)	11	439

Provisions for litigation	122	58	(40)	(18)	(2)	2	122

Other provisions	459	184	(167)	(62)	(7)	9	416

TOTAL	1,416	925	(845)	(146)	(31)	45	1,364

Effect on the income statement :
– Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post – retirement benefit plan amendments		(516)		87			(429)
– Restructuring costs		(393)		20			(373)
– Litigations		-		7			7
– Gain (loss) on disposal of consolidated entities		-		-			-
– Post-retirement benefit plan amendments		-		-			-
– Other financial income (loss)		(3)		14			11
– Income taxes		(7)		14			7
– Income (loss) from discontinued operations		(6)		4			(2)

TOTAL		(925)		146			(779)

At year-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of December 31, 2014.

In particular, we received a tax audit report during the third quarter of 2012 confirming the German tax authority’ position with regard to the tax impact of the contribution to Thales of our former railway signalling business in 2006. This tax audit report could represent a potential negative impact of €140 million before interest and penalties (€179 million including interest and penalties as of December 31, 2013). Nothing was reserved, as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, since the business was sold in 2006. In accordance with applicable law, we have declined to make the payment, although interest continues to accrue on the obligation, and therefore our 2012, 2013 and 2014 cash flow statements were not impacted.

c/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2014	December 31, 2013 (1)	December 31, 2012 (1)

Opening balance	433	456	294
Utilization during period (restructuring cash outlays)	(364)	(522)	(340)

Restructuring costs (social costs and other monetary costs)	373	473	436

Reversal of discounting impact (financial loss)	1	1	6

Effect of acquisition (disposal) of consolidated subsidiaries	(16)	-	-

Cumulative translation adjustments and other changes	12	25	60

CLOSING BALANCE	439	433	456

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25

d/ Restructuring costs

(In millions of euros)	2014	2013 (1)	2012 (1)

Social costs – Restructuring reserves	(245)	(302)	(378)

Other monetary costs – Restructuring reserves	(128)	(171)	(58)

Other monetary costs – Payables	(156)	(25)	(57)

Other monetary costs – Pension reserve	(32)	(19)	24

Valuation allowances or write-offs of assets and other	(13)	(1)	(10)

TOTAL RESTRUCTURING COSTS	(574)	(518)	(479)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

e/ Analysis of litigation provisions

(In millions of euros)	December 31, 2013	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2014

FCPA litigation	13	-	(12)	-	-	(1)	-

Fox River litigation	11	-	(1)	(4)	1	1	7

Madrid building litigation	12	-	(9)	(3)	-	-	-

Sub-total – material litigations (1)	36	-	(22)	(7)	1	-	7

Other provisions	86	58	(18)	(11)	(3)	2	115

TOTAL	122	58	(40)	(18)	(2)	2	122

(1)	The FCPA litigation is disclosed in Note 35b of our 2011 audited consolidated financial statements. The Fox River litigation is disclosed in Note 33 of our 2012 audited consolidated financial statements (under the heading “Lucent’s separation agreements”). The Madrid building litigation is disclosed in Note 34e of our 2010 audited consolidated financial statements.

NOTE 26 Market-related exposures

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

a/ Interest rate risk

Derivative financial instruments held at December 31, 2014 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2014, 2013, and 2012, outstanding interest-rate derivatives have the following characteristics:

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

(In millions of euros)	2014					2013		2012

	Contract notional amounts Maturity date
	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value

Interest-rate swaps
Pay fixed rate	-	412	4	416	-	9	-	14	(1)

Pay floating rate	-	416	-	416	(6)	272	11	460	33

Floors

Buy	-	-	-	-	-	-	-	-	-

Sell	-	-	-	-	-	1,256	(21)	-	-

Options on interest-rate swaps U.S.$ Libor

Buy	-	-	-	-	-	-	-	-	-
Sell	-	-	-	-	-	-	-	-	-

TOTAL MARKET VALUE					(6)		(10)		32

Analysis by accounting category

(In millions of euros)	Market value
	2014	2013	2012

Fair value hedges	2	11	33

Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(8)	(21)	(1)

TOTAL	(6)	(10)	32

Analysis by market value and maturity date

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Market Value of derivatives as assets

Fair value hedges	-	2	-	2

Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	-	-

TOTAL	-	2	-	2

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Market Value of derivatives as liabilities

Fair value hedges	-	-	-	-

Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	(8)	-	(8)

TOTAL	-	(8)	-	(8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would not have a significant impact on interest expense for 2014 (no impact for 2013 and €5 million for 2012).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €52 million for 2014 (€59 million for 2013 and €43 million for 2012).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would increase equity by €4 million for 2014 (decrease by €2 million in 2013 and €3 million in 2012).

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would have a negative impact of €2 million in 2014 (€4 million in 2013 and €3 million in 2012).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a positive impact of €13 million in 2014 (a negative impact of €1 million in 2013 and €7 million in 2012).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding negative impact of €13 million in 2014 (a negative impact of €1 million in 2013 and €7 million in 2012).

The impact on the income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest-rate derivatives that do not qualify for hedge accounting, would have a positive impact of €18 million in 2014 (a positive impact of €17 million in 2013 and €0 million in 2012).

An increase of 1% of the interest rate curve, applied to financial debt after taking into account derivatives qualified for hedge accounting, would have a positive impact of €273 million on its market value for 2014 (€263 million in 2013 and €127 million in 2012). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have no impact on either the income statement or on equity.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

(In millions of euros)	2014				2013				2012
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%

Assets

Marketable securities	1,672	1,672	(2)	2	2,259	2,259	6	(6)	1,528	1,528	6	(6)
Cash & cash equivalents (2)	3,878	3,878	-	-	4,096	4,096	-	-	3,401	3,401	-	-

Subtotal	5,550	5,550	(2)	2	6,355	6,355	6	(6)	4,929	4,929	6	(6)

Liabilities

Convertible bonds	(1,498)	(2,346)	(55)	53	(1,191)	(1,988)	(21)	20	(2,179)	(2,217)	(40)	39

Non convertible bonds	(3,198)	(3,372)	(229)	205	(4,485)	(4,745)	(269)	244	(2,118)	(1,943)	(105)	95
Other financial debt	(581)	(581)	-	-	(486)	(486)	-	-	(508)	(508)	-	-

Subtotal	(5,277)	(6,299)	(284)	258	(6,162)	(7,219)	(290)	264	(4,805)	(4,668)	(145)	134

Derivative interest rate instruments – other current and non-current assets	1	1	37	13	11	11	-	(1)	33	33	1	(7)

Derivative interest rate instruments – other current and non-current liabilities	-	-	-	-	(21)	(21)	(3)	17	-	-	-	-
Loan to co-venturer-financial asset	-	-	-	-	7	7	-	-	23	23	-	-

(Debt)/cash position before FX derivatives	274	(748)	(249)	273	190	(867)	(287)	274	180	317	(138)	121

Derivative FX instruments on financial debt—other current and non-current assets	123	123	-	-	5	5	-	-	2	2	-	-
Derivative FX instruments on financial debt—other current and non-current liabilities	(71)	(71)	-	-	(46)	(46)	-	-	(35)	(35)	-	-

(DEBT)/CASH POSITION	326	(696)	(249)	273	149	(908)	(287)	274	147	284	(138)	121

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash & cash equivalents, the carrying value is considered as a good estimate of the fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

(In millions of euros)	2014					2013		2012
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value

Buy/Lend foreign currency

Forward exchange contracts	337	139	487	963	10	222	(5)	529	(1)

Short-term exchange swaps	2,123	440	303	2,866	63	4,614	(42)	2,231	(35)

Cross currency swaps	412	-	-	412	56	-	-	-	-

Currency option contracts:

• Buy call	-	-	-	-	-	-	-	-	-

• Sell put	-	-	-	-	-	-	-	-	-

TOTAL	2,872	579	790	4,241	129	4,836	(47)	2,760	(36)

Sell/Borrow foreign currency

Forward exchange contracts	336	28	2	366	(15)	350	2	681	10

Short-term exchange swaps	731	68	145	944	(16)	1,214	9	898	15

Cross currency swaps	-	-	-	-	-	-	-	-	-

Currency option contracts:

• Sell call	-	-	-	-	-	-	-	-	-

• Buy put	10	-	29	39	-	-	-	-	-

TOTAL	1,077	96	176	1,349	(31)	1,564	11	1,579	25

TOTAL MARKET VALUE					98		(36)		(11)

Analysis by type and maturity

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Buy/Lend

Forward exchange contracts	963	-	-	963

Short-term exchange swaps	2,866	-	-	2,866

Cross currency swaps	-	412	-	412

Currency option contracts:

• Buy call	-	-	-	-

• Sell put	-	-	-	-

TOTAL	3,829	412	-	4,241

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Sell/Borrow

Forward exchange contracts	366	-	-	366

Short-term exchange swaps	944	-	-	944

Cross currency swaps	-	-	-	-

Currency option contracts:

• Buy call	-	-	-	-

• Sell put	39	-	-	39

TOTAL	1,349	-	-	1,349

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

Analysis by market value and maturity date

	Maturity date			Total
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years

TOTAL MARKET VALUE OF DERIVATIVES AS ASSETS	93	56	-	149

	Maturity date			Total
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years

TOTAL MARKET VALUE OF DERIVATIVES AS LIABILITIES	(51)	-	-	(51)

Analysis by accounting category

	Market value
(In millions of euros)	2014	2013	2012

Fair value hedges	112	(39)	(27)

Cash flow hedges	1	(1)	7

Instruments not qualifying for hedge accounting	(15)	4	9

TOTAL	98	(36)	(11)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €101 million in 2014 (against a positive impact of €201 million in 2013 and a positive impact of €59 million in 2012). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a positive impact of €138 million in 2014 (against a positive impact of €245 million in 2013 and a positive impact of €94 million in 2012). However, this positive effect would be offset by a negative impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a positive impact of €1 million on equity in 2014 (against a negative impact of €1 million on equity in 2013 and a negative impact of €23 million on equity in 2012).

(In millions of euros)	2014			2013			2012
	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%

Outstanding foreign exchange derivatives

Fair value hedges	112	(135)	138	(39)	(244)	245	(27)	(94)	94

Cash flow hedges	1	(1)	1	(1)	1	(1)	7	23	(23)

Derivatives not qualifying for hedge accounting	(15)	39	(38)	4	44	(43)	9	13	(12)

TOTAL OUTSTANDING DERIVATIVES	98	(97)	101	(36)	(199)	201	(11)	(58)	59

Impact of outstanding derivatives on financial result	(15)	39	(38)	4	44	(43)	9	13	(12)

Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-	-	-	-

Impact of outstanding derivatives on equity	1	(1)	1	(1)	1	(1)	7	23	(23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2011	(13)

Changes in fair value	17

Reclassification of gains or losses to income statement (1)	(3)

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2012	1

Changes in fair value	(1)

Reclassification of gains or losses to income statement (1)	1

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2013	1

Changes in fair value	(1)

Reclassification of gains or losses to income statement (1)	-

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2014	-

(1)	The amounts recognized directly in equity indicated in this table differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued operations and commodities derivatives, which are excluded in the above table.

c/ Fair value hierarchy

	2014				2013				2012
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Financial assets available for sale at fair value	3	167	6	176	-	158	7	165	1	146	7	154

Financial assets at fair value through profit or loss (1)	-	1,605	-	1,605	-	2,192	-	2,192	-	1,480	-	1,480

Currency derivatives (2)	-	149	-	149	-	18	-	18	-	29	-	29

Interest-rate derivatives –hedging(2)	-	2	-	2	-	11	-	11	-	33	-	33

Interest-rate derivatives –other (2)	-	-	-	-	-	-	-	-	-	-	-	-

Cash equivalents (3)	1,096	383	-	1,479	1,476	147	-	1,623	906	133		1,039

TOTAL	1,099	2,306	6	3,411	1,476	2,526	7	4,009	907	1,821	7	2,735

Liabilities

Currency derivatives (2)	-	(51)	-	(51)	-	(54)	-	(54)	-	(40)	-	(40)

Interest-rate derivatives –hedging (2)	-	-	-	-	-	(21)	-	(21)	-	-	-	-

Interest-rate derivatives – other (2)	-	(9)	-	(9)	-	-	-	-	-	(1)	-	(1)

TOTAL	-	(60)	-	(60)	-	(75)	-	(75)	-	(41)	-	(41)

(1)	See Note 15.

(2)	See Note 21.

(3)	See Note 16. Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in financial assets available for sale at fair value classified in Level 2 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2014 and 2013, and between 2013 and 2012.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

(In millions of euros)

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2012	7

Additions / (disposals)	-

Fair value changes through equity	(1)

Impairment losses	-

Change in consolidated group	-

Other changes	1

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2013	7

Additions / (disposals)	-

Fair value changes through equity	(1)

Impairment losses	-

Change in consolidated group	-

Other changes	-

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2014	6

Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

•	loans and long-lived assets that have been reduced to fair value when they are held for sale;

•	investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and
•	identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2014, 2013 or 2012.

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2014	2013	2012

Trade receivables and other receivables (1)	2,528	2,482	2,860

Marketable securities (2)	1,672	2,259	1,528

Cash and cash equivalents (3)	3,878	4,096	3,401

Other financial assets (2)	406	322	341

Foreign exchange derivative assets (4)	149	18	29

Interest-rate derivative assets (4)	2	11	33

Other assets (4)	1,120	1,135	1,092

Financial guarantees and off balance sheet commitments (5)	2	8	4

MAXIMUM EXPOSURE TO CREDIT RISK	9,757	10,331	9,288

(1)	See Note 19.

(2)	See Note 15.

(3)	See Note 16.

(4)	See Note 21.

(5)	See Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

iii. Outstanding financial assets not impaired

(In millions of euros)	Carrying value at December 31, 2014	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	1	1	-	-	-	-	-

Other trade receivables	2,720	2,144	109	154	72	49	384

Gross value	2,721

Valuation allowance	(193)

NET VALUE	2,528	2,145	109	154	72	49	384

(In millions of euros)	Carrying value at December 31, 2013	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	5	5	-	-	-	-	-

Other trade receivables	2,634	2,190	82	130	45	30	287

Gross value	2,639

Valuation allowance	(157)

NET VALUE	2,482	2,195	82	130	45	30	287

(In millions of euros)	Carrying value at December 31, 2012	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	41	41	-	-	-	-	-

Other trade receivables	2,940	2,576	83	93	41	27	244

Gross value	2,981

Valuation allowance	(120)

NET VALUE	2,861	2,617	83	93	41	27	244

We do not consider other financial assets that are overdue but not impaired to be material.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts

VALUATION ALLOWANCE AT DECEMBER 31, 2011	(123)

Net result impact	(5)

Write-offs	8

Translation adjustments	-

Other changes	-

VALUATION ALLOWANCE AT DECEMBER 31, 2012	(120)

Net result impact	(62)

Write-offs	20

Translation adjustments	4

Other changes	1

VALUATION ALLOWANCE AT DECEMBER 31, 2013	(157)

Net result impact	(24)

Write-offs	4

Translation adjustments	(8)

Other changes	(8)

VALUATION ALLOWANCE AT DECEMBER 31, 2014	(193)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2014, December 31, 2013 and December 31, 2012. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

As of December 31, 2014, the Group considers that its available marketable securities, cash and cash equivalents and the available syndicated bank credit facility (refer to Note 24) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

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

iii. Liquidity risk on guarantees and off balance sheet commitments

See Note 28 Contractual obligations and disclosures related to off balance sheet commitments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27

Note 27 Notes to the consolidated statement of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2014	2013 (1)	2012 (1)

Net income (loss) attributable to the equity owners of the parent	(118)	(1,304)	(2,011)

Non-controlling interests	35	10	(77)

Adjustments:

• Depreciation and amortization of tangible and intangible assets	545	600	830

Of which impact of capitalized development costs	164	163	227

• Impairment of assets	-	548	894

• Post-retirement benefit plan amendment	(112)	(135)	(204)

• Changes in pension and other post-retirement benefit obligations, net	(50)	(38)	10

• Provisions, other impairment losses and fair value changes	252	53	246

• Repurchase of bonds and change of estimates related to convertible debentures (2)	132	226	205

• Net (gain) loss on disposal of assets	(88)	(31)	(30)

• Share in net income (losses) of equity affiliates (net of dividends received)	(15)	(6)	(4)

• (Income) loss from discontinued operations	49	25	(639)

• Finance costs and interest on tax litigations	279	391	271

• Share-based payments	16	19	26

• Income tax	(316)	(173)	423

Sub-total of adjustments	692	1,479	2,028

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES	609	185	(60)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	See Notes 7 and 24.

b/ Free cash flow

(In millions of euros)	2014	2013 (1)	2012 (1)

Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	609	185	(60)
Change in operating working capital (2)	(129)	(67)	326

Other current assets and liabilities (3)	(35)	34	(153)

Net cash provided (used) by operating activities before interest and taxes	445	152	113

Of which			-
– restructuring cash outlays	(463)	(511)	(329)
– contribution and benefits paid on pensions & other post-employment benefits	(192)	(189)	(190)

Interest received/(paid)	(225)	(296)	(202)

Taxes received/(paid)	(93)	(77)	(55)

Net cash provided (used) by operating activities	127	(221)	(144)

Capital expenditures	(556)	(463)	(524)

Disposal of Intellectual Property	9	27	-

FREE CASH FLOW	(420)	(657)	(668)

(1)	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Including amounts received from discounted receivables (refer to Note 20).

(3)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”) disclosed in Note 20.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2014	2013	2012

Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	(14)	-	-

Cash and cash equivalents of newly consolidated entities	-	-	4

TOTAL - NET IMPACT ON CASH FLOWS OF OBTAINING CONTROL	(14)	-	4

Losing control of consolidated entities

Cash proceeds from disposal of formerly consolidated entities	113	-	-

Cash and cash equivalents of formerly consolidated entities	(29)	-	(5)

TOTAL - NET IMPACT ON CASH FLOWS OF LOSING CONTROL	84	-	(5)

NOTE 28 Contractual obligations and off balance sheet commitments

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2014. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2015	2016-2017	2018-2019	2020 and after	Total

Financial debt (excluding finance leases)	397	875	1,143	2,847	5,262

Finance lease obligations	9	9	-	-	18

Equity component of convertible bonds	-	-	192	88	280

Sub-total - included in statement of financial position	406	884	1,335	2,935	5,560

Finance costs on financial debt	231	409	339	125	1,104

Operating leases	165	237	158	180	740

Commitments to purchase fixed assets	35	-	-	-	35

Unconditional purchase obligations (1)	925	731	534	127	2,317

Sub-total - commitments not included in statement of financial position	1,356	1,377	1,031	432	4,196

TOTAL CONTRACTUAL OBLIGATIONS (2)	1,762	2,261	2,366	3,367	9,756

(1)	Of which €594 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €635 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(2)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 23).

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €83 million at December 31, 2014 (€76 million at December 31, 2013 and €99 million at December 31, 2012).

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2014	2013	2012
Lease payments - minimum	199	230	231

Lease payments - conditional	4	2	7

Sublease rental income	(24)	(26)	(26)

TOTAL RECOGNIZED IN THE INCOME STATEMENT	179	206	212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

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

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2014	2013	2012

Guarantees given on contracts made by the Group	1,637	1,180	1,217

Discounted notes receivable with recourse (1)	-	-	1

Other contingent commitments (2)	737	671	716

Sub-total—contingent commitments	2,374	1,851	1,934

Secured borrowings (3)	2	8	4

TOTAL (4)	2,376	1,859	1,938

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 23 for a summary of our expected contributions to these plans.

Contingent commitments at December 31, 2014

(In millions of euros)	Maturity date				Total
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years

Guarantees on Group contracts (1)	830	377	15	395	1,617

Guarantees on third-party contracts	16	4	-	1	21

Discounted notes receivable and other	-	-	-	-	-

Other contingent commitments	50	238	134	314	736

TOTAL	896	619	149	710	2,374

COUNTER GUARANTEES RECEIVED					91

(1)	Reflected in statement of financial position: €97 million.

The amounts of guarantees given on contracts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. The maximum potential amount reflects the undiscounted reliable best estimate of the highest payment that could effectively be made, even if the likelihood of occurrence of such payment is remote, and without taking into account any reduction related to potential recovery through recourse or collateralization provisions. If such a reliable best estimate is not available, the amount disclosed is the maximum amount the Group could be required to pay, with all the other characteristics remaining the same. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table.

These commitments are fully reflected in the consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts. For more information concerning contingencies, see Note 31.

Guarantees given on our long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2014” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

contracts, it becomes likely that Alcatel-Lucent will be liable for such guarantees, the estimated risk is reserved for in the consolidated statement of financial position under the caption “provisions” (see Note 25) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2014 (nil as of December 31, 2013 and as of December 31, 2012).

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

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2014

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total

Security interests granted	-	-	-	-	-

Other guarantees given	2	-	-	-	2

TOTAL	2	-	-	-	2

Net book value of assets given in guarantee:

• intangible assets	-	-	-	-	-	1,011	0.00%

• tangible assets	-	-	-	-	-	1,132	0.00%

• financial assets	-	-	-	-	-	406	0.00%

• inventories and work in progress	-	-	-	-	-	1,971	0.00%

TOTAL	-	-	-	-	-

Outsourcing transactions

Outsourcing transaction with Accenture

On February 28, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting function. This agreement supplements two similar service agreements regarding human resources and information technology. Each of the three corporate functions covered by our agreements with Accenture is called a “tower”. The Accenture agreements are expected to generate cost savings over the contract period, and cover: data processing services (back office) in finance, accounting and human resources, as well as IT services, support and maintenance of IT applications in the countries in which Alcatel-Lucent operates.

As part of an initial two-year transition and transformation phase, Alcatel-Lucent is committed to restructuring each of the three towers, which is estimated to cost €49 million. €38 million of these restructuring costs were incurred during 2014.

Overall, Alcatel-Lucent is committed to purchase approximately €757 million of Accenture goods and services until 2020. As of December 31, 2014, the remaining total purchase commitment was €635 million.

This commitment is included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Outsourcing transaction with HCL Technologies

On July 1, 2014, in conjunction with the targeted cost savings of The Shift Plan, Alcatel-Lucent entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

transfer of a part of our R&D department for certain legacy technologies. This contract is expected to generate cost savings over the contract period, and covers: R&D development and maintenance, and human resources. As part of an initial three year transition and transformation phase, Alcatel-Lucent is committed to restructuring those activities, which is estimated to cost €40 million. Overall, Alcatel-Lucent is committed to purchase approximately €297 million of HCL services until 2021. As of December 31, 2014, the remaining total purchase commitment was €273 million.

This commitment is included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Outsourcing transaction with Hewlett Packard

On October 29, 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (HP), with an effective date of December 1, 2009, and at the same time entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €8 million of these restructuring costs were incurred during 2014 (€94 million in 2013 and €31 million in 2012). In addition, in the fourth quarter of 2011 Alcatel-Lucent signed an amendment with HP relating to a supplemental €42 million of T&T costs that Alcatel-Lucent is to incur. €10 million of these supplemental costs were incurred during 2014 (€10 million in 2013 and €6 million in 2012).

As part of the transfer of resources, in 2010 we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a €3 million finance lease obligation as of December 31, 2014 (€10 million as of December 31, 2013 and €10 million as of December 31, 2012).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately €514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commitment, €311 million represents Alcatel-Lucent’s commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount spent by Alcatel-Lucent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represents Alcatel-Lucent’s commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2014, the remaining total purchase commitment was €0 million

(€104 million as of December 31, 2013 and €226 million as of December 31, 2012). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

•	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of €519 million as of December 31, 2014 (€644 million as of December 31, 2013 and €778 million as of December 31, 2012); and

•	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €75 million as of December 31, 2014 (€90 million as of December 31, 2013 and €105 million as of December 31, 2012)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2014.

Other commitments—contract manufacturers/electronic manufacturing services (EMS) providers

Alcatel-Lucent outsources a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs, and standards established by Alcatel-Lucent. EMSs are required to procure components and subassemblies that are used to manufacture products based on Alcatel-Lucent’s demand forecasts from suppliers in Alcatel-Lucent’s approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (NCNR) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products. In 2014, Alcatel-Lucent recorded a charge of €32 million for excess inventory commitments with our EMS providers compared to a charge of €26 million in 2013 (and a charge of €25 million in 2012).

12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

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

Guaranties provided in respect of some Alcatel-Lucent and Alcatel-Lucent USA Inc. debt instruments

Alcatel-Lucent USA Inc.’s subordinated guaranty  of Alcatel- Lucent 6.375% Notes due 2014

The guaranty linked to the 6.375% notes has been released as part of the full repayment of these notes in April 2014.

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent 8.50% Senior Notes due 2016

On November 15, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s 8.50% Senior Notes due 2016 (the principal amount of which was €192 million on December 31, 2014). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent Revolving Credit Facility

On December 17, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s €504 million Revolving Credit Facility (which was undrawn on December 31, 2014). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty should the Revolving Credit Facility be drawn. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent’s senior guaranties of certain Alcatel-Lucent USA Inc. Senior Notes

Alcatel-Lucent USA Inc. issued (i) in August 2013 8.875% Senior Notes due January 1, 2020 (the principal amount of which was €412 million on December 31, 2014), (ii) in November 2013 6.750% Senior Notes due November 15, 2020 (the principal amount of which was €824 million on December 31, 2014) and (iii) in December 2013, 4.625% Senior Notes due July 1, 2017 (the principal amount of which was €535 million on December 31, 2014). These Notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Alcatel-Lucent and other subsidiaries of Alcatel-Lucent. Alcatel-Lucent’s guaranty will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent.

Specific commitments

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €6 million as of December 31, 2014 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2014 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$7 million of lease obligations as of December 31, 2014 (U.S.$23 million of lease obligations as of December 31, 2013 and U.S.$47 million of lease obligations as of December 31, 2012), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

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

Letter of Indemnity in favor of Louis Dreyfus Armateurs.

During the first half of 2011, we provided a letter of Indemnity (LOI) in favor of Louis Dreyfus Armateurs (LDA), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2014.

c/ Off balance sheet commitments - commitments received

(In millions of euros)	2014	2013	2012

Guarantees received or security interests received on lendings	-	46	46

Counter-guarantees received on guarantees given on contracts	1	1	1

Other commitments received	90	94	119

TOTAL	91	141	166

Note	29 Related party transactions

Related parties are mainly:

•	shareholders of Alcatel-Lucent;

•	jointly-controlled entities (accounted for using equity method);

•	investments in associates (accounted for using equity method);

•	non-consolidated entities; and

•	key management personnel.

To the Group’s knowledge, The Capital Group Companies, Inc. is the only shareholder holding more than 5% of the parent company’s share capital as of December 31, 2014.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2014, 2013 and 2012 were as follows:

(In millions of euros) Revenues	2014	2013	2012

Non-consolidated affiliates	5	15	36

Joint operations	9	5	-

Joint ventures	-	-	-

Equity affiliates	2	9	8

Cost of sales

Non-consolidated affiliates	(32)	(48)	(61)

Joint operations	(7)	(5)	-

Joint ventures	-	-	(26)

Equity affiliates	(98)	(104)	(114)

Research and development costs

Non-consolidated affiliates	-	-	(8)

Joint operations	-	-	-

Joint ventures	-	-	-

Equity affiliates	-	-	-

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 29

Outstanding balances arising from related party transactions at December 31, 2014, 2013 and 2012 were as follows:

(In millions of euros) Other assets	2014	2013	2012

Non-consolidated affiliates	6	7	16

Joint operations	2

Joint ventures	-	-	3

Equity affiliates (1)	11	21	11

Other liabilities

Non-consolidated affiliates	(5)	(10)	(10)

Joint operations	(6)

Joint ventures	-	-	-

Equity affiliates (1)	(22)	(17)	(12)

Cash (financial debt), net

Non-consolidated affiliates	-	-	-

Joint operations	-	(2)	-

Joint ventures	-	-	8 (1)

Equity affiliates	-	-	-

(1)	Loan to a co-venturer (refer to Notes 15 and 24a).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2014, 2013 and 2012, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (Key management personnel) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros) Short-term benefits	2014	2013 (1)	2012

Fixed remuneration	4	5	8

Variable remuneration (2)	3	2	1

Directors’ fees	1	1	1

Employer’s social security contributions	2	2	2

Termination benefits and retirement indemnities	-	3	2

Other benefits

Post-employment benefits	1	(1)(3)	4

Share-based payments	5	8	12

TOTAL	16	20	30

(1)	The 2013 French exceptional additional income tax on personal income above €1 million has been reported as an operating expense in the 2013 income statement (above figures do not include the potential impact of such exceptional tax).

(2)	Including retention bonuses.

(3)	The positive effect is mainly due to the French Auxad pension plan amendment (refer to Note 23e).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30

Note	30 Employee benefit expenses and audit fees

a/ Employee benefit expenses

(In millions of euros)	2014	2013	2012

Wages and salaries (1)	4,148	4,630	4,970

Restructuring costs (2)	256	302	378

Post-retirement benefit plan amendments (3)	(112)	(133)	(204)

Financial component of pension and post-retirement benefit costs (4)	44	84	127

NET EMPLOYEE BENEFIT EXPENSES	4,336	4,883	5,271

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)	See Note 25d.

(3)	See Note 23e.

(4)	See Note 7.

b/ Audit fees

	Deloitte & Associés				Ernst & Young
	(Deloitte Touche Tohmastu network)				(Ernst & Young network)
(in thousands of euros)	2013		2014		2013		2014

1. Audit

Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,270	63%	7,372	81%	7,121	72%	6,795	78%

Issuer	2,365	20%	2,438	27%	2,445	25%	2,398	27%

Consolidated entities	4,905	42%	4,934	54%	4,676	48%	4,397	50%

Audit-related fees	3,874	33%	1,638	18%	2,447	25%	1,723	20%

Issuer	578	5%	140	2%	2,123	22%	1,289	15%

Consolidated entities	3,296	28%	1,498	16%	324	3%	434	5%

SUB-TOTAL	11,144	96%	9,010	99%	9,568	97%	8,518	97%

2. Other services (not audit-related)
Tax services	101	1%	123	1%	64	1%	122	1%

Other services	325	3%	25	0%	212	2%	98	1%

SUB-TOTAL	426	4%	148	1%	276	3%	220	3%

TOTAL	11,570	100%	9,158	100%	9,844	100%	8,738	100%

Note	31 Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements (see Note 25e) or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

a/ Governmental actions and investigations

Costa Rican Actions

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (CIT), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31

representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

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

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE argued that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. The trial of the criminal case, including the related civil claims, started on April 14, 2010. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent. The Tribunal issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of approximately €2 million was fully reversed during the second quarter 2011. In December 2012, the Court of Appeals (which found all of the individual defendants not guilty on procedural grounds) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. In the beginning of 2013, ICE filed an extraordinary appeal on cassation before the Costa Rican Supreme Court seeking to obtain confirmation of the lower criminal court’s decision which referred the parties to a civil court.In 2014, the Supreme Court reversed the Court of Appeals’ decision to render invalid certain key evidence against some of the individual defendants and ordered the Court of Appeals to issue a new decision. The lower criminal court will decide on Alcatel-Lucent’s claim against ICE for legal costs.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating: (i) that the U.S.$15.1 million performance bond amount was to be reimbursed to CIT and (ii) to suspend the U.S.$44.7 million claim until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount was to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that would guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT can collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. Preliminary court hearings on CIT’s substantive case were held between October 2009 and October 2010. The case is expected to be set for trial in 2015.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. In March 2010, CIT was notified of a new administrative proceeding whereby ICE seeks to ban CIT from procurement contracts, as a consequence of alleged material breaches under

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31

the 400KL GSM Contract (in particular, in connection with failures related to road coverage and quality levels). The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above.

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. ICE subsequently reformulated its claim, requesting U.S.$18 million for pecuniary losses and an undetermined amount for moral damages.

The Tribunal, at a hearing on March 15, 2014, ruled in favor of Alcatel-Lucent, confirming that the claim had already been settled. Alcatel-Lucent had not booked a reserve for this claim. ICE appealed in cassation before the Supreme Court. The Court has not yet issued a pronouncement as to the admissibility of the appeal.

Alcatel-Lucent generated €2 million in revenue from Costa Rican contracts in 2014. Based on the amount of revenue expected from these contracts, Alcatel-Lucent believes that the loss of business in Costa Rica, if it were to occur, would not have a material adverse effect on the Alcatel-Lucent group as a whole.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

Investigation and action in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Nigeria and French Polynesia.

With respect to Nigeria, French authorities requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (ASN), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (OPT). On September 23, 2009, four of those former employees were placed under formal investigation on suspicion of being accomplices to alleged favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was placed under formal investigation on suspicion of benefitting from favoritism. In March 2011, several current or former public officials of French Polynesia were placed under formal investigation on suspicion of either favoritism or being accomplices to favoritism. In a decision dated February 6, 2014, the investigating magistrate determined that ASN has to stand trial for allegedly benefitting from favoritism.

If ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated less than half a million euros of revenues from French public procurement contracts in 2014. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Investigations in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (ALU Nigeria) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (ASB), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (CMEC). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and conducting an internal review into this matter.

b/ Other proceedings

Legal proceeding on the pension fund in the Netherlands

Upon termination of the administration agreement relating to the pension fund for the Alcatel-Lucent employees in the Netherlands on December 31, 2011, the pension fund administrator filed a claim against our Dutch subsidiary with the District Court in The Hague for up to €182 million in damages to compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. On September 9, 2014, the Court of Justice upheld the District Court’s decision to dismiss the lawsuit. On December 9, 2014 the pension fund filed a cassation request (to set aside the decision) with the Dutch High Council. A decision by the Council is not expected before the end of 2015. No reserve has been booked in this matter.

c/ Effect of the various proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31

government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 31.

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

No significant new litigation has been commenced since December 31, 2014.

Note 32 Events after the statement of financial position date

There were no events that have a material impact on the financial status that occurred between the statement of financial position date and February 5, 2015, the date when the Board of Directors authorized the consolidated financial statements for issue.

Note 33 Main consolidated Companies

Company	Country	% interest	Consolidation method

Alcatel-Lucent (2) (3)	France		Parent company
Operating companies (1)

Alcatel-Lucent Australia Limited	Australia		Full consolidation

Alcatel-Lucent Austria AG	Austria		Full consolidation

Alcatel-Lucent Bell NV	Belgium		Full consolidation

Alcatel-Lucent Brasil S/A	Brazil		Full consolidation

Alcatel-Lucent Canada Inc.	Canada		Full consolidation

Alcatel-Lucent Deutschland AG	Germany		Full consolidation

Alcatel-Lucent España S.A.	Spain		Full consolidation

Alcatel-Lucent India Limited	India		Full consolidation

Alcatel-Lucent International	France		Full consolidation

Alcatel-Lucent Italia S.p.A.	Italy		Full consolidation

Alcatel-Lucent Mexico S.A. de C.V.	Mexico		Full consolidation

Alcatel-Lucent Nederland B.V.	The Netherlands		Full consolidation

Alcatel-Lucent Polska Sp Z.o.o.	Poland		Full consolidation

Alcatel-Lucent Portugal, S.A.	Portugal		Full consolidation

Alcatel-Lucent Schweiz AG	Switzerland		Full consolidation

Alcatel-Lucent Shanghai Bell Co., Ltd	China	50	Full consolidation	(4)

Alcatel-Lucent Submarine Networks	France		Full consolidation

Alcatel-Lucent Telecom Limited	U.K.		Full consolidation

Operating companies (1)

Alcatel-Lucent USA Inc.	U.S.A.		Full consolidation
Holdings

Financial Holdings

Alcatel-Lucent Holdings Inc.	U.S.A.		Full consolidation

Alcatel-Lucent Participations	France		Full consolidation

Coralec	France		Full consolidation

Florelec	France		Full consolidation

Financial Services

Electro Banque	France		Full consolidation

Electro Ré	Luxemburg		Full consolidation

(1)	Percentages of interest equal 100% unless otherwise specified.

(2)	Publicly traded.

(3)	The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)	Entity fully controlled by the Group holding 50% plus one share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 34

Note	34 Quarterly information (unaudited)

Consolidated income statements

(In millions of euros – except per share data) 2014	Q1	Q2	Q3	Q4	Total

Revenues	2,963	3,279	3,254	3,682	13,178

Cost of sales	(2,007)	(2,211)	(2,149)	(2,403)	(8,770)

Gross profit	956	1,068	1,105	1,279	4,408

Administrative and selling expenses	(389)	(403)	(408)	(421)	(1,621)

Research and development costs	(547)	(543)	(541)	(584)	(2,215)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	20	122	156	274	572

Restructuring costs	(67)	(275)	(75)	(157)	(574)

Litigations	4	-	1	2	7

Gain/(loss) on disposal of consolidated entities	(16)	(3)	(1)	40	20

Impairment of assets	-	-	-	-	-

Post-retirement benefit plan amendments	-	-	103	9	112

Income (loss) from operating activities	(59)	(156)	184	168	137

Finance costs	(78)	(76)	(71)	(66)	(291)

Other financial income (loss)	(4)	(114)	(57)	(36)	(211)

Share in net income (losses) of associates & joint ventures	2	5	1	7	15

Income (loss) before income tax and discontinued operations	(139)	(341)	57	73	(350)

Income tax (expense) benefit	55	37	5	219	316

Income (loss) from continuing operations	(84)	(304)	62	292	(34)

Income (loss) from discontinued operations	16	3	(66)	(2)	(49)

NET INCOME (LOSS)	(68)	(301)	(4)	290	(83)

Attributable to:

– Equity owners of the parent	(73)	(298)	(18)	271	(118)

– Non-controlling interests	5	(3)	14	19	35

Earnings (loss) per share (in euros)

Basic earnings (loss) per share:

– from continuing operations	(0.04)	(0.11)	0.02	0.10	(0.02)

– from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)

– attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.10	(0.04)

Diluted earnings (loss) per share

– from continuing operations	(0.04)	(0.11)	0.02	0.08	(0.02)

– from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)

– attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.08	(0.04)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 34

(In millions of euros – except per share data) 2013 (1)	Q1	Q2	Q3	Q4	Total

Revenues	3,078	3,452	3,520	3,763	13,813

Cost of sales	(2,208)	(2,377)	(2,401)	(2,505)	(9,491)

Gross profit	870	1,075	1,119	1,258	4,322

Administrative and selling expenses	(490)	(469)	(472)	(431)	(1,862)

Research and development costs	(578)	(582)	(554)	(554)	(2,268)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(198)	24	93	273	192

Restructuring costs	(120)	(188)	(113)	(97)	(518)

Litigations	(2)	(1)	1	-	(2)

Gain/(loss) on disposal of consolidated entities	2	-	-	-	2

Impairment of assets	-	(552)	-	4	(548)

Post-retirement benefit plan amendments	55	40	-	40	135

Income (loss) from operating activities	(263)	(677)	(19)	220	(739)

Finance costs	(98)	(109)	(90)	(95)	(392)

Other financial income (loss)	(53)	(72)	(128)	(65)	(318)

Share in net income (losses) of associates & joint ventures	2	1	2	2	7

Income (loss) before income tax and discontinued operations	(412)	(857)	(235)	62	(1,442)

Income tax (expense) benefit	52	(26)	62	85	173

Income (loss) from continuing operations	(360)	(883)	(173)	147	(1,269)

Income (loss) from discontinued operations	(9)	(4)	(21)	9	(25)

NET INCOME (LOSS)	(369)	(887)	(194)	156	(1,294)

Attributable to:

– Equity owners of the parent	(353)	(885)	(200)	134	(1,304)

– Non-controlling interests	(16)	(2)	6	22	10

Earnings (loss) per share (in euros) (2)

Basic earnings (loss) per share:

– from continuing operations	(0.14)	(0.37)	(0.07)	0.05	(0.53)

– from discontinued operations	(0.01)	(0.00)	(0.01)	0.00	(0.01)

– attributable to the equity owners of the parent	(0.15)	(0.37)	(0.08)	0.05	(0.54)

Diluted earnings (loss) per share:

– from continuing operations	(0.14)	(0.37)	(0.07)	0.05	(0.53)

– from discontinued operations	(0.01)	(0.00)	(0.01)	0.00	(0.01)

– attributable to the equity owners of the parent	(0.15)	(0.37)	(0.08)	0.05	(0.54)

(1)	2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 34

(In millions of euros – except per share data) 2012 (1)	Q1	Q2	Q3	Q4	Total

Revenues	3,048	3,379	3,428	3,909	13,764

Cost of sales	(2,147)	(2,338)	(2,509)	(2,759)	(9,753)

Gross profit	901	1,041	919	1,150	4,011

Administrative and selling expenses	(573)	(535)	(536)	(517)	(2,161)

Research and development costs	(595)	(575)	(581)	(579)	(2,330)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(267)	(69)	(198)	54	(480)

Restructuring costs	(74)	(105)	(60)	(240)	(479)

Litigations	1	-	1	-	2

Gain/(loss) on disposal of consolidated entities	-	-	-	11	11

Impairment of assets	-	-	-	(894)	(894)

Post-retirement benefit plan amendments	-	30	5	169	204

Income (loss) from operating activities	(340)	(144)	(252)	(900)	(1,636)

Finance costs	(65)	(69)	(71)	(74)	(279)

Other financial income (loss)	(53)	(239)	(57)	(45)	(394)

Share in net income (losses) of associates & joint ventures	1	-	1	3	5

Income (loss) before income tax and discontinued operations	(457)	(452)	(379)	(1,016)	(2,304)

Income tax, (charge) benefit	81	80	26	(610)	(423)

Income (loss) from continuing operations	(376)	(372)	(353)	(1,626)	(2,727)

Income (loss) from discontinued operations	633	(29)	27	8	639

NET INCOME (LOSS)	257	(401)	(326)	(1,618)	(2,088)

Attributable to:

– Equity owners of the parent	259	(396)	(316)	(1,558)	(2,011)

– Non-controlling interests	(2)	(5)	(10)	(60)	(77)

Earnings (loss) per share (in euros) (2)

Basic earnings (loss) per share:

– from continuing operations	(0.16)	(0.15)	(0.14)	(0.65)	(1.11)

– from discontinued operations	0.27	(0.02)	0.01	0.00	0.27

– attributable to the equity owners of the parent	0.11	(0.17)	(0.13)	(0.65)	(0.84)

Diluted earnings (loss) per share:

– from continuing operations	(0.16)	(0.15)	(0.14)	(0.65)	(1.11)

– from discontinued operations	0.21	(0.02)	0.01	0.00	0.22

– attributable to the equity owners of the parent	0.09	(0.17)	(0.13)	(0.65)	(0.84)

(1)	2012 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.