Form 20-F
period 2015-12-31
ALCATEL LUCENT
filed 2016-04-28
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value €0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,036,337,359 ordinary shares, nominal value €0.05 per share

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

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2015, 2014, 2013, 2012 and 2011 included several negative, non-cash impacts of purchase accounting entries.

In 2015, we changed our accounting treatment for the recognition of certain deferred tax assets. In accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”, we have retroactively applied this accounting change and restated prior years (see Note 4 to our consolidated financial statements included elsewhere in this annual report).

SELECTED FINANCIAL DATA

Condensed consolidated income statement and statement of financial position data

1.1	Condensed consolidated income statement and statement of financial position data

	For the year ended December 31,
(In millions, except per share data)	2015 (1)	2015	2014 (2)	2013 (2)(3)	2012 (2)(3)	2011 (2)(3)

Income Statement Data

Revenues	U.S.$15,501	€14,275	€13,178	€13,813	€13,764	€14,637

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments	1,090	1,004	572	192	(480)	241

Restructuring costs	(435)	(401)	(574)	(518)	(479)	(202)

Impairment of assets	(210)	(193)	-	(548)	(894)	-

Income (loss) from operating activities	736	678	137	(739)	(1,636)	108

Income (loss) from continuing operations	272	251	(23)	(1,336)	(2,854)	298

Net income (loss)	255	235	(72)	(1,361)	(2,215)	720

Net income (loss) attributable to equity owners of the parent	224	206	(107)	(1,371)	(2,138)	671

Earnings per ordinary share

Net income (loss) before discontinued operations attributable to the equity owners of the parent per share

• basic (4)	U.S.$0.09	€0.08	€(0.02)	€(0.55)	€(1.16)	€0.11

• diluted (5)	U.S.$0.09	€0.08	€(0.02)	€(0.55)	€(1.16)	€0.10

Dividend per ordinary share (6)	-	-	-	-	-	-

Dividend per ADS (6)	-	-	-	-	-	-

	At December 31,
(In millions)	2015 (1)		2015	2014 (2)	2013 (2)(3)	2012 (2)(3)	2011 (2)(3)

Statement of Financial Position Data

Total assets	U.S.$	25,826	€23,783	€22,005	€22,638	€22,011	€24,995

Marketable securities and cash and cash equivalents		7,092	6,531	5,550	6,355	4,929	4,472

Bonds, notes issued and other debt - long-term portion		5,030	4,632	4,875	4,922	3,954	4,290

Current portion of long-term debt and short-term debt		629	579	402	1,240	851	323

Capital stock		165	152	141	140	4,653	4,651

Equity attributable to the equity owners of the parent after appropriation (7)		4,643	4,276	2,406	3,675	2,595	4,643

Non-controlling interests		982	904	833	730	745	747

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.0859 on December 31, 2015.

(2)	2014, 2013, 2012 and 2011 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4). 2012 and 2011 are not audited.

(3)	2013, 2012 and 2011 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9 to the consolidated financial statements for the year ended December 31, 2014).

(4)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,808,608,666 in 2015, 2,767,026,349 in 2014, 2,431,168,718 in 2013, 2,396,818,408 in 2012 and 2,393,578,923 in 2011.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,852,673,640 in 2015, 2,767,026,349 in 2014, 2,431,168,718 in 2013, 2,396,818,408 in 2012 and 2,701,421,886 in 2011.

(6)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2015 at our Annual Shareholders’ Meeting to be held in 2016. ADS: American Depositary Share.

(7)	Amounts presented are net of dividends distributed. No dividend was proposed and distributed as of December 31, 2015, 2014, 2013, 2012 and 2011.

1

SELECTED FINANCIAL DATA

Exchange rate information

1.2	Exchange rate information

The table below shows the average noon buying rate of euro for each year from 2011 to 2015. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes or, from 2014, the European Central Bank fixing at 3:00 pm Paris time.

Year	Average rate (1)

2015	U.S.$	1.1095

2014	U.S.$	1.3211

2013	U.S.$	1.3303

2012	U.S.$	1.2909

2011	U.S.$	1.4002

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High		Low

April 2016	U.S.$	1.1432	U.S.$	1.1252

March 2016	U.S.$	1.1385	U.S.$	1.0856

February 2016	U.S.$	1.1347	U.S.$	1.0884

January 2016	U.S.$	1.0920	U.S.$	1.0742

December 2015	U.S.$	1.0990	U.S.$	1.0600

November 2015	U.S.$	1.1032	U.S.$	1.0579

October 2015	U.S.$	1.1439	U.S.$	1.0930

September 2015	U.S.$	1.1419	U.S.$	1.1138

On April 25, 2016, the noon buying rate was €1.00 = U.S.$1.1264.

Activity overview	2

2.1	Core Networking Segment	6

2.2	Access Segment	7

2

ACTIVITY OVERVIEW

Core Networking Segment

2.1	Core Networking Segment

Our Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. In 2015, revenues in our Core Networking segment were €6,780 million, representing 47% of our total revenues. Within Core Networking, IP Routing revenues were €2,669 million in 2015, representing 39% of segment revenues, IP Transport revenues were €2,450 million, representing 36% of segment revenues and IP Platforms revenues were €1,661 million, representing 24% of segment revenues.

IP Routing

Description	Activities	Market positions
We are a world leader and privileged partner of service providers, cable/multi-system operators (MSOs), large enterprises and vertical markets including transportation, energy, governments in transforming their networks to an all-IP (Internet Protocol) architecture.	We deliver IP routing, Carrier ethernet, Network Function Virtualization (NFV) and Software Defined Networking (SDN) applications and infrastructure required to meet the challenges of sustaining massive network traffic growth while supporting the efficient delivery of cloud-enabled business, mobile and residential services. Our technology allows our customers to create a more efficient network infrastructure that enables new services to enrich the end-user experience and create sustainable value.

•    #2 in Global IP Services Edge Routing with 25% market share based on revenues in 2015 (1)

•    #3 in total routing (global) with 20% market share based on revenues in 2015 (1)

•    #4 in Global IP Services Core Routing with 7% market share based on revenues in 2015 (1)

(1)	Industry analysts

IP Transport

Description	Activities	Market positions
As a leader in optical networking, we help more than 1,000 service providers, cable/MSOs, large enterprises and vertical markets including transportation, energy, governments and large enterprises to transform their optical transmission infrastructures, ensuring reliable transport of data at the lowest cost per bit and enabling new revenue generating services and applications.	We design, manufacture and market optical networking equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes related professional services and microwave wireless transmission equipment.	• #4 in optical networking with 11% market share based on revenues in 2015 (1)

(1)	Industry analysts

ACTIVITY OVERVIEW

Core Networking Segment

IP Platforms

Description	Activities	Market positions
Our IP Platforms portfolio provides software and service offerings that help service providers and large enterprises deliver, manage, charge for, and optimize voice and data communications services. Our products and services help customers accelerate their innovation, monetize services and improve customer care.	We develop products and solutions focused on: communications, collaboration, Network Function Virtualization (NFV), customer experience, device management, policy, charging, network intelligence, operations support systems, and related professional services.	• Proven capability with the #3 IMS/NGN portfolio based on revenues (1). • Strong field experience with early NFV deployments acquired from 42 CloudBand proof of concepts and trials.

(1)	Industry analysts

2.2	Access Segment

Our Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. In 2015, revenues in our Access segment were €7,482 million, representing 52% of our total revenues. Within Access, Wireless revenues were €4,896 million in 2015, representing 65% of segment revenues, Fixed Access revenues were €2,268 million, representing 30% of segment revenues, Licensing revenues were €56 million, representing 1% of segment revenues and Managed Services revenues were €262 million, representing 4% of segment revenues.

Wireless

Description	Activities	Market positions
We are one of the world’s leading suppliers of wireless communications infrastructure. Our focus is on delivering high capacity, next generation wireless access solutions for our customers, enabling them to move faster to meet demand, deliver the highest quality of experience for the end user and be first to capture new market opportunities.	We are committed to a wireless access portfolio that is best suited to operators who are focused on constructing next generation wireless networks based on the most advanced technologies. As such, our primary activities focus on delivering 4G/Long Term Evolution (LTE)/Long Term Evolution-Advanced (LTE-A) overlay solutions and 3G/4G/multi-standard small cell solutions along with related professional services. We are developing industry leading portfolios in foundational 5G technologies such as Networks Function Virtualization (NFV), including vRAN, and Software Defined Networks (SDN) as well as working with operators considered to be leaders of 5G principles. In addition, our wireless access portfolio includes 2G/3G wireless products and related professional services as well as our Radio Frequency Systems (RFS) portfolio.

•    #4 in Total Wireless Radio Access Networks (RAN) with 12% market share based on revenues in 2015 (1)

•    #3 in LTE with 15% market share based on revenues in 2015 (1)

•    Small cell industry leader with 87 customer contracts through the end of 2015 (2)

(1)	Industry analysts

(2)	Alcatel-Lucent estimate

2

ACTIVITY OVERVIEW

Access Segment

Fixed access

Description	Activities	Market positions
We are a worldwide leader in the fixed broadband access market, supporting the largest deployments of video, voice and data services over broadband. We are the largest global supplier of digital subscriber line (or DSL) technology, the second largest supplier of GPON technology and a leader in VDSL2 Vectoring (1).	Our family of IP-based fixed access products and related professional services provides support for both DSL and fiber, allowing service providers to extend Ultra-Broadband access to the customer’s premise regardless of technology and to seamlessly combine copper and fiber access technologies and FTTx deployment models to achieve the fastest return-on-investment and time-to-market.

•    #1 in broadband access with 41% DSL market share based on ports shipped in 2015 (1)

•    #1 in very-high-bit-rate digital subscriber line (VDSL2) with 47% market share based on ports shipped in 2015. (1)(2)

•    #3 in gigabit passive optical network (GPON) technology based on ports shipped with 17% market share in 2015 (1)

(1)	Industry analysts

(2)	Alcatel-Lucent estimate

Licensing

Description	Activities	Market positions
We are one the largest patent owners in the telecommunications industry. While we have particular strengths in the wireless, optical, and data networking segments, our patents cover a diverse range of technologies.	The Licensing business works to monetize our patent portfolio through licensing and patent sales while also maintaining and prosecuting patents.	• Over 34,000 active patents worldwide • Over 2,600 newly granted patents in 2015 • Over 13,000 pending patent applications

Managed services

Description	Activities	Market positions
We are a leader in providing innovative managed services solutions in both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations.	Our managed services portfolio includes Build-Operate-Manage-Transfer (BOMT) Solutions, Operations Transformation Solutions, and Network Operations Services. These services can be delivered across a wide array of network technologies including Network Access (FTTx), next generation wireless (LTE, Small Cells, 4G), and IP networks.	• Managed Services contracts in approximately 90 networks that cover over 100 million subscribers (1)

(1)	Alcatel-Lucent estimate

Risk factors	3

3.1	Risks relating to the business	10

3.2	Legal Risks	18

3.3	Risks relating to ownership of our ADSs and of our ordinary shares	19

3

RISK FACTORS

Risks relating to the business

Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described the specific risks that we consider material to our business, including the additional risks that could potentially arise from Nokia’s acquisition of Alcatel-Lucent (detailed in Section 4.2 “History and Development”, sub-section “Highlights of transactions during 2015” and “Recent Events - Update on the Nokia transaction and related matters”). But the risks described below are not the only ones we face. We do not discuss risks that would generally be equally applicable to companies in other industries, due to the general state of the economy or the markets, or other factors. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

3.1	Risks relating to the business

Following the success of the Nokia Offer (as defined in Section 4.2 “History and Development” - sub-section “Recent events - Update on the Nokia transaction and related matters”), we have begun, and we will continue, to allocate significant resources, including management attention, to integrate the business of the Nokia Group and the Alcatel Lucent Group. The integration process involves certain risks and uncertainties, and there can be no assurance that the integration will take place in the manner or within the timeframe currently anticipated, or that the planned new structure will result in the intended benefits.

Such risks and uncertainties include potentially, among others, the distraction of our management’s attention from important issues resulting in performance shortfalls, the disruption caused to our ongoing business, and inconsistencies in our services, standards, controls, procedures and policies, any of which could have a material adverse effect on our ability to maintain relationships with customers, vendors, regulators and employees or could otherwise have a material adverse effect on our business, financial condition and/or results of operations. Potential challenges that we might encounter due to the integration process include the following:

•	the challenges relating to the consolidation of corporate, financial, control and administrative functions, including cash management, foreign exchange/hedging operations, internal and other financing, insurance, financial control and reporting, information technology (“IT”), communications, compliance and other administrative functions;

•	contractual issues with respect to various agreements with third parties, including joint venture agreements, pension funds agreements, contracts for the performance of engineering and related work/services, IT contracts, and technology and intellectual property rights licenses, that may arise as a result of the integration process;

•	the inability to retain or motivate key employees and recruit needed resources;

•	disruptions caused by reorganizations triggered by the integration process may result in inefficiency within the new organization;

•	the inability to achieve the targeted organizational changes, efficiencies or synergies in the targeted time or extent or within the budgeted costs associated with implementing such changes;
•	the inability to rationalize as required product lines or retire legacy products and related after-sales services as a result of pre-existing customer commitments;

•	loss of, or lower volume of business from, key customers, or the inability to renew agreements with existing customers or achieve new customer relationships;

•	new or additional conditions and regulatory burden imposed by laws, regulators or industry standards on businesses or adverse regulatory or industry developments or litigation may affect us as a result of the integration ; and

•	the coordination of research and development, marketing and other support functions may fail or cause inefficiencies or other administrative burdens.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2015. During the year, the continued growth in smartphone penetration, mobile data and all-IP network transformation led to improved spending in certain technologies, as evidenced by increased revenues in businesses such as IP Routing and IP Transport. From a regional perspective, investments in ultra-broadband access technologies, such as LTE, led to robust investments in the U.S. notably in the second half of the year, while spending in China continued to be focused on 4G LTE deployments, accelerating from 2014 levels. On the other hand, the telecommunications equipment market in Europe continued to show signs of easing. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

If capital investment by service providers and other customers that buy our products and services is weaker than we anticipate, our revenues and profitability may be adversely affected. The

RISK FACTORS

Risks relating to the business

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

Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt in various forms and credit facilities, including the US$ 2 billion Nokia Corporation Revolving Liquidity Support Facility and the €1 billion Nokia Corporation Revolving Credit Facility. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of our credit quality by lenders and investors, and the debt market conditions generally. Given current conditions, access to the debt markets may not be relied upon at any given time. Based on our current view of our business and capital resources (including an Alcatel Lucent net cash position and cash equivalents and marketable securities of 1.409 million euros at the end of 2015, the two Nokia revolving facilities and the recent upgrade by Standard & Poor’s of Alcatel Lucent’s credit rating) and the overall market environment, we believe we have sufficient resources to fund our operations for the next twelve months. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through further recourse to external sources, such as capital market proceeds, asset sales or financing from third parties or Nokia Corporation, beyond those funds already obtained. We cannot provide any assurance that such funding will be available on terms satisfactory to us. In addition, Nokia has stated its intention to cause us to reduce materially our discounting of accounts receivable, which has been a source of liquidity for us in the past. If we were to incur higher levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

Also, as part of the integration of the Alcatel Lucent Group into the Nokia Group, we redeemed a substantial portion of our long term debt, financed in part by our cash resources and in part by the Nokia Corporation Revolving Liquidity Support Facility. This resulted in a reduction of our immediately available cash on our balance sheet, making us more dependent on the Nokia facility, the availability of which is a function of Nokia’s own financial health.

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to provide financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. In the past, certain of our customers

3

RISK FACTORS

Risks relating to the business

have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. We cannot predict how that situation may evolve in 2016, when we expect uncertain economic conditions to continue. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

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

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature.

More details on past impairment charges can be found in Note 11 to our consolidated financial statements.

If any material unfavorable change in any of the key assumptions used to determine the recoverable value of our Product Divisions,

as described in Chapter 6 “Operating and Financial Review and Prospects”, under the heading “Critical Accounting Policies”, were to occur, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

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

RISK FACTORS

Risks relating to the business

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

We continued the process of outsourcing a significant portion of our finance and human resources (HR) processes and services, increasing our dependence on the reliability of external providers. Interruptions in the availability of these processes and services could have a material adverse impact on the responsiveness and quality of these processes and services that are crucial to our business operations, and on our future ability to adapt to changing business needs.

Due to the customized nature of the services outsourced in the area of finance and HR, a failure to structure an efficient relationship with the outsourcing company we have selected may lead to on-going operational problems or even to severe business disruptions. In addition, as management’s focus shifts from a direct to an indirect operational control in these areas, there is a risk that without active management and monitoring of the relationship, the services provided may be below appropriate quality standards. There is the added risk that the outsourcing company may not meet the agreed service levels, in which case, depending on the impacted service, the contractual remedies may not fully cure all of the damages we may suffer. This is particularly true for any deficiencies that would impact the reporting requirements applicable to us as a company listed on Euronext NYSE in Paris.

In order to implement this outsourcing, changes in our business practices and processes were required to capture economies of scale and operational efficiencies, and to reflect a different way of doing business. Consequently, business processes that were customized for individual business units or for the Group were

3

RISK FACTORS

Risks relating to the business

converted to a more standardized format. Throughout the transition to outsourcing, our employees had to train the outsourcing company’s staff or get trained on the outsourcing company’s systems. Future similar training could potentially result in the distraction of our human resources. Adjustments to staff size and transfer of employees to the outsourcing companies could impact morale and raise complex labor law issues, which we would seek to address, but the adverse effects of which might impact the business case for this outsourcing. If inadequately handled, the transition may result in the loss of certain personnel who are highly skilled and familiar with our practices and requirements.

There is also a risk that, in spite of our independent validation of the control procedures, we may not be able to determine whether controls have been effectively implemented, and whether the outsourcing company’s performance monitoring reports are accurate. Concerns equally could arise from giving third parties access to confidential data, strategic technology applications, and the books and records of the Alcatel-Lucent Group.

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

As most of these activities were transferred in the beginning of 2015, the risks described above have decreased, and to date we have not experienced any interruption to the business. However, in the context of the transaction with Nokia, there is a separate risk relating to the ability of our outsourced company to timely adapt to the tools and process changes that are being defined by the new Nokia organization.

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

Unauthorized outside parties have targeted our information systems, using sophisticated methods and tools, referred to as advanced persistent threats (“APTs”). APTs use “phishing” attacks, and download exploits as main vectors of attacks. Such attempts to access our information systems have been successful on one occasion in 2013, on two occasions in 2014, and on one occasion in 2015. We investigated the impact of these attacks. Although we have no reason to believe that sensitive information was actually compromised by these attacks, we are not in a position to be conclusive, since the investigations showed that some data were extracted. As the overall number of attacks grows around the world and since our industry has been designated as a targeted industry, we have continued to take corrective actions that we believe will substantially mitigate the risk that such attacks will materially impact our business or operations, or that of our customers. However, we cannot rule out that there may have been other cyber-attacks that have been successful and have evaded detection. Our business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by outside parties, as well as parties inside the organization.

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

RISK FACTORS

Risks relating to the business

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

Our ten largest customers accounted for 53% of our revenues in 2015 (among which Verizon, AT&T and Sprint represented 15%, 14% and 5% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers, or reduced spending by these service providers, or inability to expand and diversify our customer base to non service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 53% of our revenues in 2015 (among which Verizon, AT&T and Sprint represented 15%, 14% and 5% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and usually have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry. Although we are continuing to focus on expanding and diversifying our customer base to new emerging customer segments such as cable service providers, web-scale, large tech enterprises or vertical businesses, which are also investing in carrier-grade networks we may not succeed in achieving such expansion and diversification.

As a result of the transaction with Nokia, we may lose certain other existing contracts, or be unable to renew or gain new contracts due to customer diversity policies that limit the ability for the same network provider to exceed a certain threshold of business in a given market with such customer. Policies or practices in certain countries may also limit the possibility for foreign vendors to participate in the provision of networks business over a certain threshold.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically

3

RISK FACTORS

Risks relating to the business

important products. Since former restructuring actions entail a streamlined set of product offerings, it may increase the likelihood that we may have to sell products that we would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

We have significant international operations and a significant amount of our revenues is earned in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. We expect to continue expanding business in emerging markets in Asia, Africa, Middle East, Latin America and Eastern Europe. In these emerging markets, we are faced with several risks that are more significant than in other countries, such as the local economies being dependent on only a few products (more specifically those economies that almost exclusively export raw materials such as oil and minerals), weak legal systems that can affect our ability to enforce contractual rights, possible exchange controls, international trade restrictions, unstable governments and privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries may have, at least temporarily, a negative impact on our operations in those countries, with an increased risk of heightened conflicts and terrorism. For this reason, potentially we may not be able to enter into, manage or terminate contracts for a particular country or to work in a particular country during a period of time.

Alcatel Lucent Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life expectancy of covered employees and retirees, medical price increases, and changes in legal requirements. Even if these plans are currently fully funded, they are costly, and our efforts to satisfy further funding requirements or control these costs may be ineffective.

Many former and current employees and retirees of the Alcatel Lucent Group in the U.S. participate in one or more of its major defined benefit pension and post-retirement welfare benefit plans that provide pension, healthcare, and group life insurance benefits. Such defined benefit pension and post-retirement welfare benefit plans have funding requirements based on a variety of criteria, including asset allocation, performance of financial markets, interest rates, assumptions regarding life expectancy, medical prices, and changes in legal requirements. To the extent that any of the aforementioned criteria or other criteria change, the funding requirements of our major defined benefit pension and post-retirement plans may increase. We may be unsuccessful in our ability to control costs resulting from the increased funding requirements, and such inability to control costs could materially adversely impact our results of operations or financial position.

Volatility in discount rates and asset values will affect the funded status of Alcatel Lucent’s pension plans.

The U.S. Internal Revenue Code provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied for measuring defined benefit pension plan liabilities for regulatory funding purposes. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2014 funding valuation, we selected the two-year asset fair value smoothing method for the U.S. management pension plan and the U.S. occupational pension plans (active and inactive). Alcatel Lucent is generally required to use this same asset valuation method to measure the 2015 funding valuation. With respect to the discount rate to be applied for measuring plan liabilities, the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012 and thereafter modified and extended by The Highway and Transportation Funding Act, enacted on August 8, 2014, and the Bipartisan Budget Act of 2015, enacted on November 2, 2015 (collectively, “MAP-21/HATFA/BBA”), affects U.S. tax-qualified pension plan funding requirements for plans that use time segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, MAP-21/HATFA/BBA, stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21/HATFA/BBA, is applicable to the Alcatel Lucent Group’s U.S. management and active occupational pension plans, which use time segment interest rates for purposes of determining regulatory funding requirements, but not to the U.S. inactive occupational pension plan, which uses a full yield curve for such purposes. For the U.S. management and active occupational pension plans, MAP-21/HATFA/BBA, increases the interest rates used for regulatory funding purposes. A preliminary assessment of those plans under MAP-21/HATFA/BBA suggests no required funding contribution through at least 2017. Although MAP-21/HATFA/BBA, is currently not applicable to the Alcatel Lucent Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

If our pension and retiree healthcare plan participants live longer than assumed, pension and retiree healthcare benefits obligations would likely increase. We cannot be certain that the longevity of the participants in its pension plans or retiree healthcare plan will not exceed that indicated by the mortality tables we currently use or that future updates to those tables will not reflect materially longer life expectancies.

RISK FACTORS

Risks relating to the business

For pension funding purposes, we use the mortality tables issued by the Internal Revenue Service (IRS), which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. These tables determine the period of time over which Alcatel Lucent assumes that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation. For accounting purposes, until September 30, 2014, we used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries (“SOA”) Scale AA. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for occupational records. On October 8, 2015, the SOA released an updated set of mortality improvement assumptions—scale MP-2015. This new mortality improvement scale reflects two additional years of data that the U.S. Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years. For pension accounting purposes, starting December 31, 2015, we changed the MP-2014 mortality improvement scale for the MP-2015 mortality improvement scale for both management and occupational records.

To estimate our future U.S. retiree healthcare plan obligations, until September 30, 2014, we used the same RP-2000 Combined Health Mortality table with Generational Projection based on the SOA Scale AA that we used for pension funding purposes. Starting December 31, 2014, we similarly changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for occupational records. For U.S. retiree healthcare plan obligations, starting December 31, 2015, we changed the MP-2014 mortality improvement scale by the MP-2015 mortality improvement scale for both management and occupational records. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. We cannot be certain that the longevity of our participants in our retiree healthcare plans or pension plans will not exceed that indicated by the mortality tables we currently use, or that future updates to these tables will not reflect materially longer life expectancies.

The new mortality rates (RP-2014 White Collar and Blue Collar) were published on October 27, 2014 and new mortality improvement scale (MP-2015) was published on October 8, 2015. The new assumptions are not expected to become effective for regulatory (pension) funding purposes before at least the 2017 plan year.

We may not be able to fund the healthcare and group life insurance costs of our formerly represented retirees with excess pension assets.

In accordance with Section 420 of the U.S. Internal Revenue Code, we currently fund, and expect to continue to fund, our healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our U.S. inactive occupational pension plan. Excess assets are defined by Section 420 as those assets in excess of either 120% or 125% of the plan’s funding obligation (without the application of MAP-21/HATFA/BBA), depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits and of our benefit plans, we believe that we can continue to fund healthcare and group life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers from its U.S. inactive occupational pension plan. However, a deterioration in the funded status of that plan could negatively affect our ability to make future Section 420 transfers. Section 420 is currently set to expire on December 31, 2025.

Healthcare cost increases and an increase in the use of services may significantly increase our retiree healthcare costs.

Our current healthcare plans cap the subsidy that we provide to those persons who retired after February 1990 and all future retirees, representing almost half of the retiree healthcare obligation, on a per capita basis. We may take steps in the future to reduce the overall cost of our current retiree healthcare plans, and the share of the cost borne by us, consistent with legal requirements and any collective bargaining obligations. However, cost increases may exceed our ability to reduce these costs. In addition, the reduction or elimination of U.S. retiree healthcare benefits by us has, in the past, led to lawsuits against us. Any initiatives that we might undertake to control these costs may lead to additional claims against us.

The activities of our IP Transport division include the installation and maintenance of undersea telecommunications cable networks, and in the course of this activity we may cause damage to existing undersea infrastructure, for which we may ultimately be held responsible.

Our subsidiary Alcatel-Lucent Submarine Networks is an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities also expanding to the supply of broadband infrastructure to oil and gas platforms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of installing the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While we have in place contractual limitations and maintain insurance coverage to limit its exposure, we cannot provide any assurance that these protections will be sufficient to cover such exposure fully.

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

In the past, we have already experienced actual or alleged violations of anti-corruption laws, including of the FCPA. As a result, we had to pay substantial amounts to the U.S. Securities and Exchange Commission in disgorgement of profits and interest, and to the U.S. Department of Justice in criminal fines. (See Section 4.2 “History and Development,” subsection “Highlights of Transactions during 2014—Other Matters—FCPA Investigations”).

We also had to make certain payments to the Costa Rican Attorney General and the Instituto Costarricense de Electricidad in settlement of anticorruption claims in Costa Rica. Further, we are subject to certain other ongoing investigations and proceedings in France and Nigeria, as described in Section 6.7 “Legal Matters,” which may result in further material damages, fines, penalties and other sanctions, and in our inability to participate in certain public procurement contracts in those countries.

In addition, our training and compliance programs may not be sufficient to prevent our employees, consultants or agents from further engaging in activities for which entities of our Group or their relevant corporate officers could be held liable under anti-corruption laws. Any further breaches or alleged breaches of such laws could have a material adverse effect on the reputation of our Group or on our operations and financial condition.

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

RISK FACTORS

Legal Risks

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

Despite measures taken to protect the best interests of our Company, the minority shareholders of our Company may bring actions alleging that the Alcatel Lucent share value has been negatively impacted by decisions taken by our management and our Board of Directors favoring Nokia.

As a result of the success of the Nokia Offer, Nokia held on February 10, 2016, 90.34% of our ordinary shares. Our Company therefore is now controlled by Nokia, and five members (out of a total of nine) of our Board of Directors are Nokia employees.

Despite holding this high percentage of our capital, Nokia did not achieve the level of ownership necessary, under French law, to be able to implement a squeeze-out of the remaining shareholders of our Company, and approximately 9 % of our capital is still publicly-held. (This percentage will decrease upon the consummation of the sale of ordinary Alcatel Lucent shares, mentioned below in Section 3.3 “Risks relating to the ownership of our ADSs and our ordinary shares,” by the Depositary (defined in Section 3.3 below) to Nokia).

Although all the members of our Board share the same fiduciary duty to act in the best interest of our Company, and although a Committee of Independent Directors has been created within our Board (see Section 7.1.4.5 “Committee of Independent Directors”) and a Master Services Agreement has been put in place between Nokia and our Company (see Section 4.5 “Material Contracts”, subsection “Master Services Agreement and Framework Agreement”), to safeguard the interests of the Company, and of the minority shareholders, our minority shareholders may allege that decisions taken by our management and by our Board of Directors favor Nokia to their detriment and have a negative impact on the Company and on shareholder value at the Alcatel Lucent level, and may commence legal proceedings (including class actions) against our Company and the members of our Board, seeking damages. The defense of any such actions could entail significant costs and distraction of management.

3.3	Risks relating to the ownership of our ADSs and of our ordinary shares

Due to the delisting of our ADSs from the New York Stock Exchange and the termination of our ADR program, ADR holders who do not timely surrender their ADRs in exchange for our ordinary shares will only be entitled to the proceeds from the sale of Nokia shares, representing the proceeds of the sale of the underlying shares by the Depositary.

On March 7, 2016, our American Depositary Shares (“ADSs”) were delisted from the New York Stock Exchange. Following the notification we sent on January 18, 2016 to JPMorgan Chase Bank, N.A. as the Depositary under our American depositary receipts (“ADR”) program, the Depositary provided notice of termination of the program to the holders of the ADRs on January 26, 2016. The Deposit Agreement terminated on February 24, 2016.

ADR holders had the right to surrender their ADRs in exchange for our ordinary shares until April 25, 2016. Following that date, the Depositary has agreed to sell to Nokia, pursuant to a Share Purchase Agreement dated March 16, 2016 (the “Nokia SPA”) all of our ordinary shares that underlie remaining outstanding ADRs. The Depositary will receive 0.55 Nokia shares for each of our ordinary shares, which is the same exchange ratio offered in the Nokia Offer for our ordinary shares. Thereafter, the Depositary will sell the Nokia shares received by it. Accordingly, holders of ADRs who did not exchange their ADRs by April 25, 2016 will only be entitled to their pro rata portion of the proceeds from the sale of the Nokia shares by the Depositary. If the transaction contemplated by the Nokia SPA is not consummated or if for any reason the Depositary does not effect such sale, the underlying shares could be registered with Alcatel Lucent in registered form (nominatif pur).

The deposit agreement for the ADSs expressly limits our obligations and the obligations of the Depositary, and it limits our liability and their liability. Among such limitations, the deposit agreement provides that the Depositary will not be liable for the price received in connection with the sale of securities, the timing thereof, or any error, delay in action, omission to act, default or negligence on the part of the parties retained in connection with any such sale.

Please see Section 10.2.6 “American Depositary Shares (ADSs)” for more information on the termination of the ADR program.

3

RISK FACTORS

Risks relating to the ownership of our ADSs and of our ordinary shares

There is no longer a regulated market on which the remaining Alcatel Lucent ADS holders may trade their ADSs, and there may be a limited market and a lack of liquidity for the holders of Alcatel Lucent ordinary shares.

Because our ADSs have been delisted from the New York Stock Exchange, there is no longer a U.S. market for our ADSs. As noted above, until April 25, 2016, holders of our ADRs had the right to exchange them for our ordinary shares, which are currently listed on the Euronext Paris. However, as a result of the success of the Nokia Offer, Nokia held on February 22, 2016, 90.34% of our ordinary shares. Due to this level of concentrated ownership, there may be a limited market for our ordinary shares on the Euronext Paris, and the ability for an Alcatel Lucent shareholder to sell the ordinary shares owned by it at a price and time acceptable to it may be substantially limited.

Further, there is no guarantee that our ordinary shares will continue to be listed on the Euronext Paris. Additionally, if and when Nokia meets the required conditions under French law to allow it to acquire the remaining publicly-held Alcatel Lucent ordinary shares in a squeeze-out , Nokia intends to purchase all such remaining outstanding ordinary shares under the conditions prescribed by law.

Information about the Group	4

4.1	General	22

4.2	History and development	22

4.3	Structure of the main consolidated companies as of December 31, 2015	29

4.4	Real estate and equipment	30

4.5	Material contracts	31

4

INFORMATION ABOUT THE GROUP

General

4.1	General

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

As a result of the Nokia Offer, our Company is controlled by Nokia Corporation.

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

Recent events

Update on the Nokia transaction and related matters

Initial and reopened Nokia Offer. As an update to the information regarding the Nokia transaction provided below in “Highlights of Transactions during 2015”, on January 5, 2016, the French Autorité des marchés financiers (the “AMF”) published the final results of the initial public exchange offer initiated by Nokia for all outstanding ordinary shares, American depositary shares (“ADSs”) and OCEANE convertible bonds of Alcatel Lucent (collectively, the “Alcatel Lucent Securities”), in exchange for Nokia shares or Nokia American depositary shares, described in more detail under “Highlights of Transactions during 2015” below (we refer to this initial exchange offer, together with the reopened offer described below, as the “Nokia Offer”), and declared that, since more than 50% of Alcatel Lucent’s outstanding securities (on a fully-diluted basis) had been tendered into the initial offer, the condition required to be satisfied for Nokia to have to consummate the exchange offer in fact had been satisfied. On January 7, 2016, the exchange of the Alcatel Lucent Securities tendered during the initial offer period of the Nokia Offer for Nokia shares was completed. On January 14, 2016 Nokia reopened its offer until February 3, 2016. On February 10, 2016, the exchange of the Alcatel Lucent Securities tendered during the reopened offer period of the Nokia Offer for Nokia shares was completed. As a result of the Nokia Offer, as of February 12, 2016 Nokia held 90.34% of the Alcatel Lucent share capital and at least 90.25% of the voting rights, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. As of the same date, Nokia held 87.33% of the share capital of Alcatel Lucent on a fully diluted basis. Nokia and our company started operations as a combined entity on January 14, 2016.

Governance. At its meeting of January 8, 2016, our Board of Directors modified its composition to reflect the new ownership structure of our Company following the success of the initial

Nokia Offer: Jean C. Monty, Louis R. Hughes, Olivier Piou, Stuart E. Eizenstat, Kim Crawford Goodman and Francesco Caio resigned from their position as Directors and Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Maria Varsellona and Samih Elhage were coopted to the Board, subject to ratification by the shareholders at the Shareholders’ Meeting to be held in 2016. Nokia has stated that it will vote in favor of such ratification. Philippe Camus was confirmed in his position of Chairman of the Board and CEO of our Company.

Termination of our ADS program. Subsequent to the Nokia Offer, our Board of Directors resolved to terminate our ADS program. We instructed JPMorgan Chase Bank N.A., as the depositary of our ADS program (the “Depositary”), to terminate our ADS program in accordance with the terms of the deposit agreement. Notice of the termination of our ADS program was provided by the Depositary to holders of our ADSs evidenced by the Alcatel Lucent ADRs on January 26, 2016. The deposit agreement terminated on February 24, 2016.

Following the termination of the deposit agreement, and except as described in the paragraph below, neither the Depositary nor any of its agents will perform any further acts under the deposit agreement or the ADRs evidencing our ADSs, except to receive and hold (or sell) distributions on our ordinary shares and deliver deposited securities being withdrawn upon the cancellation of our ADSs in the manner required under the deposit agreement.

The option for holders of ADRs representing ADSs to surrender their ADRs to the Depositary in exchange for our ordinary shares expired on April 25, 2016. According to the notice provided by the Depositary to holders of our ADRs on January 26, 2016, a cancellation fee will be charged for ADSs surrendered (U.S. $5.00 per 100 ADSs or portion thereof, plus a $20.00 cable fee). In addition, holders of our ADRs are responsible for any taxes or other governmental charges which may be owing. On March 16, 2016, the Depositary and Nokia entered into a Share Purchase Agreement (the “Nokia SPA”). Pursuant to the Nokia SPA, the Depositary will sell to Nokia all of our ordinary shares underlying remaining outstanding ADRs after April 25, 2016. The Depositary will receive 0.55 Nokia shares for each of our ordinary shares,

INFORMATION ABOUT THE GROUP

History and development

which is the same exchange ratio offered in the Nokia Offer for our ordinary shares. The closing of the sale of our ordinary shares contemplated by the Nokia SPA is subject to customary closing conditions, and the parties to the Nokia SPA expect the settlement of the transacted shares to occur during the first half of May 2016. Thereafter, the Depositary will sell the Nokia shares received by it at closing. Holders of ADRs who did not exchange their ADRs by April 25, 2016 will only be entitled to their pro rata portion of the proceeds from the sale of the Nokia shares by the Depositary. After consummating the sale, the Depositary will be discharged from all obligations in respect of the deposit agreement and the ADRs evidencing our ADSs, except to account for the proceeds held for the benefit of the ADR holders who do not exchange their ADRs. If the transaction contemplated by the Nokia SPA is not consummated or if for any reason the Depositary does not sell the ordinary shares underlying our ADSs as described above, the Depositary may (a) instruct its custodian acting under the Deposit Agreement to register all ordinary shares with Alcatel Lucent in registered form (nominatif pur) and (b) provide Alcatel Lucent with a copy of the ADS register. Upon receipt of the ADS register, Alcatel Lucent is required to register or cause to be registered in registered form the ordinary shares represented by our ADSs reflected on the ADS register in each such holder’s name and to notify such registration to the holder of ADSs at the address set forth on the ADS register. In accordance with the terms of the deposit agreement, each holder authorized the Depositary, its custodian and Alcatel Lucent to take any and all necessary action to effect such registration.

Delisting of ADSs from NYSE. Following completion of the Nokia Offer and termination of our ADR program, our ADSs have been delisted from the NYSE. On February 25, 2016, the NYSE filed a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act with the SEC. The delisting of our ADSs from the NYSE pursuant to the Form 25 became effective on March 7, 2016. The NYSE had previously suspended trading of our ADSs after the market closed on February 25, 2016, and our ADSs are no longer traded on the NYSE. We have not arranged for the listing or registration of our ADSs on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.

Intention to Terminate US Reporting Obligations. Following satisfaction of the relevant deregistration conditions under the U.S. securities laws, we intend to deregister all classes of our registered securities under U.S. securities laws, thereby terminating our reporting obligations under the U.S. securities laws. Following the termination of our reporting obligations under the U.S. securities laws, much less information would be made available about Alcatel Lucent pursuant to the U.S. securities laws.

Other Recent Events

Change in credit rating. On March 21, 2016, Standard & Poor’s raised its long-term corporate ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to BB+ from B+, with positive outlook. The ratings on the debt issued by Alcatel-Lucent and Alcatel-Lucent USA Inc. were also raised to BB+ from B+, and the B short-term corporate credit rating on Alcatel-Lucent was affirmed.

2015 dividend. Our Board has determined not to pay a dividend on our ordinary shares based on 2015 results (there will no longer be any ADSs outstanding at the time of our Annual Shareholders’ Meeting - see Section 10.2.6 “American Depositary Shares (ADSs)”. Our Board will present this proposal at our Shareholders’ Meeting to be held in 2016.

Termination of our revolving credit facility. On February 4, 2016, we sent a termination notice, effective February 9, 2016, on the €504 million revolving credit facility we entered into on December 17, 2013 with a syndicate of twelve international banks, which had remained undrawn.

Termination of Qualcomm license. On February 4, 2016, Qualcomm notified us that they were exercising their right to terminate one of our two license agreements (that were signed on April 1, 2015) with immediate effect upon the closing of the Nokia Offer. Pursuant to the license agreement, Qualcomm had the right to terminate the license agreement upon a change of control. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of €278 million (U.S. $302.5 million) payable to Qualcomm within 30 days of termination. The full carrying amount of the patent rights recognized in “other intangible assets” will be impaired for €287 million in the first quarter ended March 31, 2016. With respect to our rights under the terminated license, we will now be covered by rights previously negotiated between Nokia and Qualcomm.

Repayment of 8.50% Senior Notes. On January 15, 2016, we repaid the €190 million remaining outstanding under our 8.50% Senior Notes, on the maturity date of these notes.

Redemption in full of Senior Notes due 2017 and 2020. On January 11, 2016, in connection with the success of the initial Nokia Offer, we announced that our wholly-owned subsidiary, Alcatel-Lucent USA Inc., exercised its option to redeem early in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020 and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017, in accordance with the terms of the Notes and of the respective Indentures. The redemption was completed February 10, 2016.

Nokia Revolving Liquidity Support Facility. On February 3, 2016, Nokia and Alcatel Lucent USA Inc. entered into a U.S. $2 billion Revolving Liquidity Support Facility, divided in the following three tranches: Facility A, for U.S. $686 million, with a maturity date of June 30, 2017; Facility B for U.S. $546 million, with a maturity date of December 31, 2019; and Facility C, for U.S.$768 million, with a maturity date of November 15, 2020. This Facility was available for the financing of the redemption of 2017 and 2020 Senior Notes, and is also available for the general purposes of the Alcatel Lucent Group.

Nokia Revolving Facility. On April 13, 2016, Nokia Corporation and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term. This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations.

4

INFORMATION ABOUT THE GROUP

History and development

Redemption of the 2018 OCEANE. Following the announcement by the AMF of the results of the reopened Nokia Offer on February 10, 2016, and the conversion by Nokia of all the OCEANE 2018 it held on February 12, 2016, less than 15% of the OCEANE 2018 initially issued remained outstanding. Consequently, and pursuant to the prospectus of the 2018 OCEANE, we informed the holders of OCEANE 2018 that we would redeem at par plus accrued and unpaid interest all of the outstanding OCEANE 2018. The redemption was completed on March 21, 2016.

Highlights of transactions during 2015

The Nokia Transaction

On April 15, 2015, Alcatel Lucent and Nokia announced their intention to combine to create an innovation leader in next generation technology and services. According to the Memorandum of Understanding entered into by them on that date, Nokia would acquire Alcatel Lucent through a public exchange offer in France and in the United States. The all-share transaction was valued at EUR 15.6 billion on a fully diluted basis, on the basis of EUR 0.55 per new Nokia share for every Alcatel Lucent share. On June 4, Alcatel Lucent announced the completion of the required consultation of its Works Council, which indicated that it did not oppose the proposed combination with Nokia. On July 30, our Company announced the governance structure to lead our Group as it prepared for the proposed combination with Nokia, with Mr. Philippe Camus taking over the office of Chief Executive Officer, in addition to his position of Chairman of the Board of Directors, further to Mr. Michel Combes’ resignation (see “Governance” below). On August 14, Nokia filed a Form F-4 Registration Statement containing its preliminary Exchange Offer/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”), concerning the offer in the United States. On October 7, 2015, Nokia announced the planned leadership and organizational structure for the combined Nokia and Alcatel Lucent. On October 21, Nokia announced that all regulatory approvals required to allow Nokia to proceed with its acquisition of Alcatel Lucent had been received. On October 28, our Board of Directors issued a favorable opinion on the public exchange offer. On October 29, Nokia filed its draft French offer document (projet de note d’information) with the AMF. On November 12, Alcatel Lucent filed its draft response offer document (projet de note en réponse) with the AMF. On November 18, Nokia launched its public exchange offer for the Alcatel Lucent Securities in both France and the United States. On December 2, Nokia’s shareholders approved the issuance of the Nokia shares to be exchanged in the context of the offer. On December 23, the initial offer period closed in both France and the United States.

Other Matters

Changes in credit ratings. On August 28, 2015, Moody’s upgraded Alcatel-Lucent’s Corporate Family rating to B2 from B3, the convertible notes (OCEANE) ratings to B3 from Caa1, and the senior unsecured ratings to B2 from B3. All ratings remain on review for upgrade. On April 20, 2015, Moody’s had placed on review for upgrade all of Alcatel-Lucent’s ratings.

On August 5, 2015, Standard and Poor’s raised its long-term corporate credit ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to B+ from B, as well as the debt issued by Alcatel-Lucent and Alcatel-Lucent USA. All ratings remain on CreditWatch with positive implications. On April 17, 2015, Standard & Poor’s had placed Alcatel-Lucent ratings on CreditWatch with positive implications.

Tender offer on Senior Notes due 2020. Pursuant to a tender offer launched on July 31, 2015, on September 4, 2015, Alcatel-Lucent USA Inc. repurchased an aggregate of U.S. $300 million (€268 million) nominal amount of 6.75% Senior Notes due 2020 for a total cash amount of U.S. $324 million (€289 million) excluding accrued interest. The Notes tendered in the offer were cancelled.

Amendments to the terms of the long-term compensation schemes of the Group employees and of the CEO in the context of the contemplated Nokia Offer. In the context of the contemplated combination, the Alcatel-Lucent Board of Directors, at its meetings of April 14, July 29, October 28 and December 1st, 2015, approved several amendments to the existing long-term compensation schemes of the Group employees and the CEO including particularly (i) the acceleration of the vesting of all stock options held by Group employees, (ii) the opportunity for beneficiaries holding performance shares not vested prior to the completion of the Nokia Offer, to waive their rights under their unvested performance shares, under certain conditions, in exchange for a number of Alcatel-Lucent shares equal to the number of performance shares they would have been entitled to receive under the relevant plans and (iii) the grant of unrestricted shares for compensation of the stock options commitment taken in 2014 to the beneficiaries concerned. The benefit of these amendments was subject notably to the beneficiaries undertaking to sell the shares thus received on the market two trading days at the latest before the last day of the reopened Nokia Offer. Beneficiaries of certain plans which could not be accelerated were offered a liquidity mechanism by Nokia. For more information, see Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”.

Governance. At its meeting of July 29, 2015, our Board of Directors accepted the resignation of Mr. Michel Combes from his position of CEO and Director of Alcatel-Lucent, effective on September 1, 2015. Mr. Philippe Camus, then Chairman of the Board of our Company, was appointed as Chairman and Interim CEO, effective September 1, 2015, for the transition period pending the completion of the Nokia transaction. For more information, see Section 7.1.2 “Principles of organization of our Company’s management”. Mr. Philippe Guillemot, Chief Operating Officer, was put in charge of leading the operational management of the Alcatel Lucent Group. Mr. Jean Raby, Chief Finance and Legal Officer, was given the responsibility for completing the proposed transaction with Nokia. Messrs. Philippe Guillemot and Basil Alwan (President of the IP Routing & Transport business line) were designated to jointly lead the integration team. During the transition period pending

INFORMATION ABOUT THE GROUP

History and development

completion of the Nokia transaction, the leadership team was given the responsibility for achieving Alcatel-Lucent’s 2015 targets under The Shift Plan, closing the proposed transaction with Nokia and preparing for the integration with Nokia. For more information, see Section 7.1 “Chairman’s corporate governance report”.

Upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, the Board approved the terms and conditions of the departure of Mr. Michel Combes, as well as the execution of a non-compete agreement with him in order to ensure the protection of the Company’s business going forward, given Michel Combes’ level of expertise in the telecom sector and his involvement in the business of the Company. For more information, see Section 8.2 “Status of the Executive Directors and Officers”.

Significant shareholding. According to the notification filed with the AMF, and sent to Alcatel-Lucent on April 23, 2015, Odey Asset Management LLP (UK), acting on behalf of funds it manages, exceeded the 5% thresholds of the share capital and voting rights, respectively, and then declared that it went below, on July 3, 2015, the 5% thresholds of the share capital and voting rights. Odey Asset Management LLP (UK) held, at July 3, 2015, 139,392,474 Alcatel-Lucent shares representing 4.92% of the share capital and 4.84% of the voting rights of Alcatel-Lucent. It is Alcatel-Lucent’s understanding that Odey Asset Management LLP (UK) tendered substantially all of their shares into the Nokia Offer. According to an AMF filing, dated January 7, 2016, Odey Asset Management LLP (UK) owned 161,791 Alcatel-Lucent shares as of that date.

2014 dividend. Our Board determined not to pay a dividend on our ordinary shares and ADSs based on the 2014 results. This proposal was approved at our Annual Shareholders’ Meeting on May 26, 2015.

Appointment of a new Director. The shareholders approved the appointment of Mrs. Sylvia Summers as Director of our Company at the Shareholders’ Meeting held May 26, 2015, for a period of three years. Mrs. Sylvia Summers, 63 years old, is both a French and U.S. citizen, and has a strong expertise in the high tech industry sector.

Acquisition of the remaining shareholding of Alda Marine. On March 18, 2015, our subsidiary Alcatel-Lucent Submarine Networks acquired all of the shares of Alda Marine, our former joint-venture with Louis Dreyfus Armateurs (LDA), previously held by LDA, for €76 million in cash. LDA remains our strategic marine partner. In conjunction with such acquisition, Alcatel-Lucent Submarine Networks entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date. This €86 million also partially covered the acquisition by Alcatel-Lucent Submarine Networks of a cable vessel.

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

4

INFORMATION ABOUT THE GROUP

History and development

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

Outsourcing agreement with HCL. On July 1, 2014, in connection with the targeted cost savings of The Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain wireless legacy technologies. For further details, please refer to Section 6.5 “Contractual obligations and off-balance sheet contingent commitments”, sub-section “Outsourcing transactions,” of our 2014 20-F and to Note 28 to our 2014 consolidated financial statements.

Outsourcing agreement with Accenture. On February 28, 2014, in connection with the targeted cost savings of The Shift Plan, we entered into a 7-year service implementation agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting function. This agreement supplements two similar service agreements with Accenture regarding human resources and information technology. For further details, please refer to Section 6.5 “Contractual obligations and off-balance sheet contingent commitments,” sub-section “Outsourcing transactions,” of our 2014 20-F and to Note 28 to our 2014 consolidated financial statements.

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

On February 22, 2013, our Board of Directors approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

On August 28, 2013, we announced the nomination of Mr. Jean Raby as Chief Financial & Legal Officer effective on September 1, 2013.

Launch of The Shift Plan. On June 19, 2013, we launched The Shift Plan which, upon implementation, is designed to transform our Company into an IP and cloud networking and ultra-broadband specialist refocused on innovation, transformation and unlocking growth to become a cash generative business from 2015. The details and objectives of The Shift Plan are described in Section 6.6 “Strategy and Outlook”, of our 2013 20-F.

As part of The Shift Plan, a new organization comprised of three reportable segments, Core Networking, Access and Other, became effective as of July 1, 2013. For further details on the breakdown about the new organization, please refer to Section 5.1 “Business Organization”, sub-section “Organization,” of our 2013 20-F and to Note 5 to our 2013 consolidated financial statements.

Completion, repricing and termination of multi-year financing commitments. On January 30, 2013, we entered into three Senior Secured Credit Facilities totaling approximately €2 billion. In connection with that transaction, our then existing unsecured

INFORMATION ABOUT THE GROUP

History and development

revolving credit facility was terminated. We later terminated all of these facilities, as discussed in further detail under Section 6.4 “Liquidity and capital resources” of our 2013 20-F.

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

4

INFORMATION ABOUT THE GROUP

History and development

Set forth below is an outline of certain significant events of Alcatel-Lucent beginning in 2006, the year of the merger of historical Alcatel and Lucent, until 2012:

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

2010

Sale of our 26.7% stake in 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, to Pace plc

Sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG

2011	-

2012	Sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm)

INFORMATION ABOUT THE GROUP

Structure of the main consolidated companies as of December 31, 2015

4.3	Structure of the main consolidated companies as of December 31, 2015

The organization chart below reflects the main companies consolidated in the Group as of December 31, 2015, such as listed in note 33 of the consolidated financial statements. Percentages of shares capital’s interest equal 100% unless otherwise specified.

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

Most of our production and assembly is outsourced, while the remaining portion is carried out in our production sites. At December 31, 2015 our total production capacity was equal to approximately 180 000 sq. meters and the table below shows the breakdown by region for the Core Networking and Access segments, where our production capacity is concentrated.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 9.2 “Environment” of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 390 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

Alcatel-Lucent, production capacity at December 31, 2015

(in thousands of sq. meters)	EMEA	Americas	APAC	Total

Core Networking	61	0	5	66
Access	37	30	47	114

TOTAL	98	30	52	180

Production/Assembly sites

Country	Site	Ownership

China	Shanghai Pudong	Full ownership
China	Shanghai Songjiang	Full ownership
France	Calais	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership

The main features of our production sites are as follows:

•	site of Shanghai Pudong (China): 142,000 sq. meters, of which 23,000 sq. meters is used for the production for Fixed Access and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

•	site of Shanghai Songjiang (China): 22 340 sq. meters used for the manufacturing of products for RFS (Radio Frequency Systems);

•	site of Calais (France): 45,000 sq. meters is used for the production of submarine cables;

•	site of Greenwich (United Kingdom): 16 000 sq. meters is used for the production of submarine cables;

•	site of Meriden (United States): 21 000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

INFORMATION ABOUT THE GROUP

Real estate and equipment

Research and innovation and support sites

Country	Site	Ownership

Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Lannion	Full ownership
France	Boulogne Billancourt Headquarters	Lease
France	Orvault	Lease
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hoofddorp	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 77%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant.

The average rate of 77% is based on the global portfolio of Alcatel-Lucent. The facilities presented are the major sites and form a representative sample of our activities.

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

4

INFORMATION ABOUT THE GROUP

Material contracts

governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

Disposal of LGS. On March 31, 2014, Alcatel-Lucent sold LGS to a U.S. – based company. Alcatel-Lucent worked with the U.S. Government to receive the necessary approvals and amend the NSA to allow Alcatel-Lucent to continue to sell products and services to the U.S. Government through LGS. In addition, by virtue of the sale of LGS, Alcatel-Lucent no longer is a party to the referenced SSA or has directors on the LGS board.

Combination with Nokia and CFIUS. Nokia and Alcatel Lucent entered into an Amended and Restated National Security Agreement (the “Amended NSA”) with the three remaining USG Parties. The Amended NSA amends a pre-existing national security agreement between Nokia and certain U.S. Government agencies and replaces the original Alcatel Lucent NSA. The Amended NSA became effective on January 7, 2016 with Nokia’s acquisition of the majority of shares of Alcatel Lucent. The Amended NSA is substantively similar to the former Alcatel Lucent NSA, which terminated at that time. The Amended NSA continues to provide for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. There is no provision for reopening review of the business combination between Alcatel Lucent and Nokia in the Amended NSA.

Master Services Agreement and Framework Agreement

On January 8, 2016, Alcatel Lucent and Nokia entered into a Master Services Agreement (the “MSA”) and a Framework Agreement (the “FA”), which set the terms and conditions of intra-group services to be provided between the two companies (and their respective subsidiaries), and of joint activities, in order – among other things – to ensure the corporate interest of Alcatel-Lucent and of its minority shareholders.

The MSA covers management services, brand cross-licensing and transfer of intellectual property rights, and the FA covers human resources, marketing and IT services. The transactions covered by the MSA qualify as regulated transactions pursuant to Article L. 225-38 of the French Commercial Code, and consequently will be submitted to the approval of Alcatel-Lucent’s shareholders at the next Annual Shareholders’ Meeting (with shares of our Company held by Nokia excluded from quorum and majority calculations), whereas the transactions covered by the FA do not fall within the scope of that article. Our Board of Directors approved the execution of the MSA, upon the recommendation of the Committee of Independent Directors, and of the FA. The Nokia-appointed directors, that is, Messrs. Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila and Samih Elhage, and Ms. Maria Varsellona, did not participate in the vote concerning the approval of the MSA. (See Section 7.1.4.5

“Committee of Independent Directors – The Committee’s work in early 2016”, and Section 7.2 “Regulated Agreements – Other commitments and related party transactions”).

Both agreements state that services are to be provided at arm’s length conditions, including fair and proportional allocation of commitments and revenues between Alcatel-Lucent and Nokia (and their respective subsidiaries), and of synergies realized by the parties, including synergies achieved through product portfolio decisions. The pricing mechanisms applicable under both agreements are in line with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-operation and Development (OECD). Both agreements also contain provisions protecting the Alcatel-Lucent Group from any significant increase in costs or fees incurred in connection with the agreements. In addition, the MSA provides for specific information rights to the members of our Company’s Committee of Independent Directors.

A Steering Committee comprised of top managers of Alcatel-Lucent and Nokia, equally represented, supervises the overall performance of these agreements. If a dispute arises under the MSA or the FA that cannot be resolved by the Steering Committee, the matter is escalated to the Nokia Board of Directors and to the Alcatel-Lucent Board of Directors, but in the case of the latter, if the dispute concerns the MSA, with the participation only of the independent directors.

The MSA and the FA were entered into for a twelve-month period, and are automatically renewable for similar periods, except that they may be terminated by either party at any time with three-months’ prior notice.

Nokia Liquidity Support Facility

On February 3, 2016, Nokia Corporation and Alcatel Lucent USA Inc. entered into a U.S.$2 billion Revolving Liquidity Support Facility (the “Facility”), which comprises:

•	Facility A, for U.S.$686 million, with a maturity date of June 30, 2017;

•	Facility B, for U.S.$546 million, with a maturity date of December 31, 2019; and

•	Facility C, for U.S.$768 million, with a maturity date November 15, 2020.

Applicable interest rate is 2.40% per annum on drawn amounts. The commitment fee is 30% of 2.40% on available undrawn amounts.

The Facility was made available to Alcatel Lucent USA Inc. to finance the redemption of U.S.$700 million of its 6.750% Senior Notes due 2020, U.S.$500 million of its 8.875% Senior Notes due 2020, and U.S.$650 million of its 4.625% Senior Notes due 2017 (together, the “Notes”), including any related fees, costs and expenses, as well as for general purposes of the Alcatel Lucent Group. The Notes were redeemed in February, 2016 (see Section 6.4 “Liquidity and Capital Resources”).

INFORMATION ABOUT THE GROUP

Material contracts

Borrowings under the Facility rank pari passu with all other unsecured and unsubordinated indebtedness of Alcatel Lucent USA Inc. The Facility does not contain any financial covenants. It does contain certain undertakings of Alcatel Lucent USA Inc. (including, for example, certain negative covenants, such as with respect to guarantees, indemnities and financial indebtedness), but none of these undertakings prevent Alcatel Lucent USA Inc. from engaging in any activities which would have been permitted under the indentures relating to the Notes.

The description of the Facility set forth in this subheading is qualified in its entirety by reference to the Facility, a copy of which is filed as Exhibit 4.1 to this Annual Report on Form 20-F, and is incorporated herein by reference.

Nokia Revolving Credit Facility

On April 13, 2016, Nokia Corporation and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term.

Applicable interest rate is EURIBOR plus a 0.95% margin per annum on drawn amounts. A utilization fee of 0.10%, 0.20% or 0.40% per annum depending on the level of use of the facility, is also applicable. There is a commitment fee of 35% of 2.40% on available undrawn amounts.

This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations.

Borrowings under the Revolving Credit Facility rank pari passu with all other unsecured and unsubordinated indebtedness of Alcatel-Lucent Participations. The Facility does not contain any financial covenants.

The description of the Revolving Credit Facility set forth in this subheading is qualified in its entirety by reference to the Revolving Credit Facility, a copy of which is filed as Exhibit 4.2 to this Annual Report on Form 20-F, and is incorporated herein by reference.

4

INFORMATION ABOUT THE GROUP

Description of the Group’s activities	5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Business Organization

5.1	Business Organization

The operating segments of our business in 2015 were as follows:

•	Core Networking which includes:

–	IP Routing, comprised of our IP routing portfolio and Nuage Networks

–	IP Transport, comprised of our terrestrial optics, submarine optics and wireless transmission portfolios

–	IP Platforms, which includes software as well as services

•	Access which includes:

–	Wireless Access, which includes all of our mobile radio access products and technologies (LTE, CDMA, W-CDMA, GSM/EDGE, small cells)

–	Fixed Networks, focusing on copper and fiber access technologies

–	Managed Services, which includes Network Operations and other focused solutions for the carrier and strategic industries market,

–	Licensing, positioned around the monetization of our patent portfolio.

In addition, we have three organizations with specific focuses:

•	Operations: the operations organization includes delivery, operations and critical functions to help drive and monitor the implementation of The Shift Plan.

•	Sales: our sales organization focuses on driving customer relationships and serving as the face of the company to the customer.

•	Strategy and Innovation: responsible for shaping the agenda of the future of the company. This organization oversees Bell Labs and manages our intellectual property.

We also have the following corporate functions: Finance and Legal, Human Resources, and Marketing.

Impact of Nokia transaction: On April 15, 2015, we and Nokia Corporation announced the signing of a memorandum of understanding under which Nokia would make an offer for all of Alcatel-Lucent’s securities through a public exchange offer in France and in the United States, subject to certain conditions. More information regarding the transaction can be found in Chapter 4.2 “History and development - Recent events - Update on the Nokia transaction and related Matters - Initial and reopened Nokia Offer” of this Annual Report.

On October 7, 2015 Nokia announced the planned leadership and organizational structure that it intends to implement to create an innovation leader in next generation technology and services for an IP connected world, and to position the combined company to create the foundation of seamless connectivity for people and things wherever they are.

Under the new organizational structure, the Networks business of the combined company is being conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies, which focuses on advanced technology development and licensing, continues to operate as a separate business group. Each business group has strategic, operational and financial responsibility for its portfolio and is fully accountable for meeting its targets. The four Networks business groups have a common Integration and Transformation Office to drive synergies and to lead integration activities.

The combined company has a common sales organization across the business groups, except for Nokia Technologies. In addition, since the closing of the exchange offer, there are additional units within the combined company, who report directly to the President and CEO.

For financial reporting purposes, from the first quarter 2016, Alcatel-Lucent intends to align its financial reporting under three reportable segments: (i) Ultra Broadband Networks comprising Mobile Networks and Fixed Networks, (ii) IP Networks and Applications comprising IP/Optical Networks and Applications & Analytics, all within the Networks business, and (iii) Other, which comprises Group-wide support functions and certain unallocated businesses.

Strategic focus of the combined company: As a result of the Nokia acquisition, the combined company has the innovation capability, the portfolio, and the global scale to lead in shaping and deploying the technologies that are at the heart of an increasingly connected world. We are well positioned to lead the change in our industry, which is undergoing rapid technological development and continuous disruption, driven by some key trends:

•	Unprecedented increase of data, driven by consumer demand for video, social networking, and other Cloud-based services that are increasingly accessed through mobile devices;

•	Ongoing digitization of business processes as well as people’s lives, generating vast quantities of data that need to be analyzed and managed, as services and entire industries become ever more connected through Cloud-based applications, and Internet of Things (IoT) becomes a reality;

•	Demand and stricter guidelines for enhanced network and application security and privacy to protect individuals, businesses, public services, and national interests that are all increasingly reliant on connectivity and data;

•	The convergence of disparate network technologies - across mobile, fixed, and IP and optical networks - to enhance network performance and profitability, and simplify networking services; and

DESCRIPTION OF THE GROUP’S ACTIVITIES

Business Organization

•	The convergence of telecommunications and IT domains, as networks become increasingly virtual, managed through software applications and platforms via the Cloud, decoupled from hardware, and increasingly connected to open-source ecosystems through application programming interfaces (“APIs”).

As the industry changes, so does the market opportunity. Operators are facing slowing growth of wireless subscribers, declining revenues per user from connectivity services, and ever-increasing demand for data that is driving traffic on their networks. While driving network efficiency is key, scaling the subscriber base and diversifying service provision is also critical.

In parallel, enterprises and webscale players are requiring greater flexibility with network infrastructures to adjust to the convergence of IT and telecommunications technologies, and to take advantage of the scalability and efficiency that Cloud-based software platforms offer.

To address these challenges, we are focusing our strategy in four areas:

1. Leading in network infrastructure, converging mobile, fixed, IP and optical networks, optimized by and for the Cloud

With a complete portfolio spanning mobile, fixed and IP and optical networks, we are a global market leader in network infrastructure for telecommunications operators. We will continue to drive profitability by extracting cost through our ultra-lean operating model. We will also enhance network efficiency and performance by converging technologies from across our business groups to create one seamless network for all services. By maximizing the synergies across our products and services - e.g., copper, fiber, LTE, and in the future, 5G - we will give our customers the flexibility to create customized broadband access solutions to the most economical point. Other areas in which we will leverage our converged portfolio are Software Defined Networks (“SDN”), Cloud transformation, and backhaul solutions. Furthermore, we will enhance our leadership through innovation in next-generation technologies: 5G in mobile networks, TWDM-PON and XG-FAST in fixed networks, and 400G/1TB-transport in optical networks.

2. Expanding in adjacencies and gaining software leadership for network optimization, service innovation, and customer experience enhancement

Our goal is to lead in the network software platforms that will help our customers extract greater value from their network infrastructure. We are building a coherent suite of software and services that bring together Network Function Virtualization (“NFV”), SDN, and advanced applications and analytics, to enable customers to more easily manage, scale, automate, secure, and monetize their networks through intuitive Cloud-based applications. We have strong products and services in this area including subscriber management, device management, IP Multimedia Subsystems, and Customer Experience Management, which further build our strong operator customer relationships and leverage our infrastructure expertise; and with CloudBand and Nuage Networks products, our software expertise extends into the enterprise market. Furthermore, we are developing transversal platforms for security in IoT for connectivity management and application enablement, as well as for analytics to provide network, customer, and business intelligence.

3. Diversifying by providing network performance and flexibility for large-scale enterprises

The increasing digitization of enterprises offers growth opportunities beyond a core customer base of telecommunications operators. We are focused on serving the needs of webscale players, technology-centric fortune 500 enterprises, and public sector bodies that require high performance networks and seek to take advantage of the convergence of telecommunications and IT technologies. More specifically, we are building on the SDN expertise of Nuage Networks to further enter the enterprise datacenter business, leveraging our IP and optical assets to increase our presence in key industry verticals, such as utilities and transport. We are also deploying our expertise in LTE to capture a greater share of mobile networks in the public safety market, and offering our software platforms to enterprise customers.

4. Leveraging new business opportunities created through the Internet of Things

Our strategy is guided by our vision of the “Programmable World” –a world in which connectivity will greatly expand and, link people and billions of physical objects. In this world automated analytics will both improve and simplify peoples’ lives, reduce costs and optimize business operations. For instance, we envision widespread use of autonomous driving cars that offer the promise of reducing road fatalities significantly and optimizing traffic flows; smart monitoring systems for utilities, decreasing the waste of precious resources such as water and energy; smart cities, optimizing traffic flows and energy consumption; digital health applications to offer patients remote monitoring and preventive care benefits; increasing the well-being of humans, traffic management systems for drones to increase public safety and drone reliability; public safety applications for positioning and augmented reality, to improve first responders’ work processes and, thus, increase the chances of survival of accident victims and the safety of the first responders; and virtual reality, enabling unprecedented experiences.

The IoT plays a pivotal role in translating our vision into a reality. It creates new opportunity in all customer and technology segments, and we have a two-fold strategy to capitalize on these opportunities. Firstly, we are designing, building, and optimizing network infrastructure to meet the increased and diverse performance requirements that will enable the IoT: scalable, flexible, Cloud-based, efficient, and secure. To meet the requirements of IoT, mass communication and low-latency communication are critical. Hence, we are creating a strong portfolio of IoT connectivity solutions that adapt to specific customer needs, from LTE-based mobile edge computing, to

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Business Organization

narrowband IoT, LTE-M, and 5G. Moreover, we provide solutions for IoT core, security and platforms, to enable a broad array of uses. Secondly, we are building an ecosystem of products and services that will enable the specific use cases in the areas of connected mobility, public safety, digital health, connected industry, and smart cities.

All of these use cases outlined will provide opportunities for new business models for the players in the IoT ecosystem and create new pockets of revenue growth for network vendors such as us. We believe we can leverage the strength of our complete and converged portfolio of network infrastructure, software, services and advanced technologies, to help our customers – telecommunications operators, governments, enterprises and webscale players to capitalize on the opportunities from an industry in transition.

5.2	Core Networking Segment

Overview

Profound changes in the telecommunications market are impacting service providers’ networks. Mobile broadband data traffic -particularly video - continues to grow rapidly due to affordable smartphones, tablets and mobile devices, higher-speed wireless connectivity and more compelling services, content and applications. Mobile network operators are also deploying an increasing number of small cell sites to increase wireless capacity and coverage. In addition, increasing competition and next-generation broadband initiatives continue to place demands on fixed network operators. Together, these factors indicate that service providers operating either fixed or mobile networks must continue to invest in core networking infrastructure and Internet Protocol (IP) applications to keep up with data demands, as users expect high speed, high quality connections at any time and from anywhere.

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

To support the growth in these web-based applications and services and to make communication within and between data centers more efficient, new platforms are rapidly emerging. These new platforms integrate telecommunications-oriented IP networking and IT-oriented data center systems using a next generation approach to networking known as Software Defined Networking (SDN). SDN aims to make networking easier to deploy, more scalable, less prone to error and cheaper to operate by automating many of the processes used to configure, manage and maintain networks and deliver services today. In addition, Network Functions Virtualization (NFV), in which certain network functions are implemented in software running on commercial off-the-shelf hardware, is emerging as an alternative deployment approach for select IP applications and services. By placing these virtualized functions in data centers, NFV aims to significantly increase the efficiency and flexibility of telecommunications networks and services which are critical for success in a cloud-based world.

In response to these changes in the telecommunications market, we have positioned ourselves as a specialist provider of Internet Protocol (IP) Networking, Cloud, and Ultra-Broadband Access. Our Core Networking segment includes the following divisions: IP Routing, IP Transport and IP Platforms. In 2015, the Core Networking segment continued to invest in a next-generation network product portfolio spanning each of this segment’s divisions as well as related professional services. Our next-generation Core Networking product portfolio continues to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bandwidth. In addition, we are investing in our Core Networking portfolio to help service providers to evolve to a more efficient, cloud-based network infrastructure that embraces Software Defined Networks (SDN) and Network Function Virtualization (NFV) operational models and enables them to launch services faster, generate new revenue and increase business efficiency.

In 2015, the Core Networking segment focused its R&D efforts on:

•	New and enhanced IP routing platforms for the core, edge, metro and access parts of the network enabling the transformation to an all-IP network across a range of mobile, residential, business and network infrastructure applications;

•	The expansion of our virtualized IP edge routing applications for deployment in NFV environments.

•	The introduction of the Network Services Platform (NSP), a carrier SDN-based software platform that will allow communication service providers in delivering on-demand network services more rapidly, cost-effectively, and at scale.

•	Optical switching and transport systems and technologies, including 100 Gbps and 200 Gbps WDM, metro platform enhancements, wavelength routing and IP/Optical integration;

•	SDN platforms and solutions that help service providers become more flexible, open and responsive to enterprise networking needs within the data center, between data centers and across the service provider Wide Area Network (WAN);

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

•	The introduction of Rapport™, a software-based, open platform that gives large enterprises and service providers a new and more flexible way to deliver communications and collaboration services.

•	Enriched NFV capabilities including the ability to operationalize a fully virtualized environment.

In 2015 our Core Networking segment revenues were €6,780 million, representing 47% of our total revenues.

IP Routing

Our IP Routing division is focused on delivering the IP routing infrastructure and applications required to meet the challenges of sustaining massive network traffic growth while supporting the efficient delivery of cloud-enabled business, mobile and residential services. Our IP routing portfolio is targeted to service providers, mobile network operators, cable/multiple system operators (MSOs), transportation operators, utilities and large-scale enterprises worldwide.

The main product families within our IP routing portfolio are:

•	Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) access, aggregation, edge and core routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services across the residential services (including Internet access, Internet Protocol TV (IPTV), Voice over IP) mobile services (mobile phone and data) and business services (VPNs, business Internet access) on a single common network infrastructure with superior scalability, performance, reliability and application intelligence;

•	Carrier Ethernet access and aggregation switch/routers. These platforms and devices enable carriers to deliver advanced residential, business and mobile backhaul services, which connect end users to core networks. These products are mainly used in metropolitan area networks, which span across a city or large campus;

•	Service Aggregation Routers. These platforms facilitate the transition from legacy networking technologies to next generation Carrier Ethernet/packet networking, and are deployed for mobile backhauling, business services and fixed network aggregation;

•	Service Aware Management. These products help manage all parts of the IP/MPLS network and help service providers with simplified processes to allow new services, proactive troubleshooting, and streamlined integration within their existing networks;

•	Content Delivery Networks (CDN). These products distribute and store web and video content. They deliver a wide variety of video and other content to businesses and consumers in cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers; and
•	Software Defined Networking (SDN). SDN enables service providers, web-scale operators and large enterprises to build robust, automated and highly scalable data center and networking infrastructures that deliver secure virtual compute, storage and networking resources for multiple tenants and user groups.

The applicability of our IP Routing portfolio continues to expand to meet the needs of service providers. The following are some of our key areas of focus and investment in 2015:

•	Network Services Platform (NSP) – In 2015, Alcatel-Lucent introduced the NSP, a carrier SDN-based software platform that will allow communication service providers to deliver on-demand network services more rapidly, cost-effectively, and at scale.

•	7750 Service Router – In 2015, we expanded our portfolio of IP/MPLS edge routers to deliver more performance, features and flexibility for our IP/MPLS networks with a range of new compact, high-density, power efficient platforms.

•	Virtualized Services Platform (VSP) – The Nuage Networks VSP enables cloud providers, large enterprises and service providers to virtualize and automate networks in accordance with established policies in order to provide secure connectivity to multiple users. In 2015, we saw strong customer momentum for the Nuage VSP platform across these customer types in all regions. We also enhanced the offering by introducing the Virtualized Networks Services (VNS) solution which will help enterprises and service providers extend the benefits of SDN to branch locations anywhere.

•	Virtualized Service Router (VSR) – In 2015 we continued to expand our portfolio of virtualized IP edge routing applications for deployment in NFV environments. The VSR enables rapid service innovation, extends service reach, opens new markets, and accelerates time to market for our customers.

•	Core router platform – We created advanced features for the 7950 Extensible Routing System (XRS), a next-generation core IP router designed to help service providers address the rapid growth of data traffic on core networks.

•	Enhanced IP edge routing features – We continue to develop advanced features for our IP edge routers such as policy and subscriber management, advanced video delivery, carrier Wi-Fi, security, and datacenter interconnect.

•	Mobile backhaul – We expanded our broad IP mobile backhaul portfolio to address the challenges of deploying mobile backhaul for small cell networks while, at the same time, ensuring seamless backhaul management and operations across the broader 3G or 4G/LTE mobile network.

•	Mobile packet core – Our mobile packet core solution supports LTE Evolved Packet Core (EPC) and next-generation packet core functionality to seamlessly deliver mobile traffic across all wireless technologies. In 2015, we delivered to market a virtualized evolved Packet Core (vEPC) product suite including virtualized mobile gateways and virtualized mobility management.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

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

IP Transport

Our IP Transport division designs equipment for the transmission of high-speed data over fiber optic connections. The division focuses on terrestrial optical equipment for land (terrestrial) and undersea (submarine), for short distances in metropolitan and regional areas, and for traffic aggregation of fixed and mobile multi-service networks. Our transport portfolio also includes microwave wireless transmission equipment.

Terrestrial optics

Our terrestrial optical products offer a portfolio designed to support service growth from the metro access to the network core. With our products, service providers can manage voice, data and video traffic patterns based on different applications or platforms. Service providers that use our products can offer a wide variety of managed data services, including multiple service quality capabilities, variable service rates and traffic congestion management by leveraging their existing network infrastructure to offer new services and to support ultra-broadband services.

As a leader in optical networking, we play a key role in the transformation of optical transport networks. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, and meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on an intelligent photonics approach which eliminates the need for frequent on-site configuration. The 100 Gbps, 200 Gbps and 400 Gbps technology available in our WDM products along with 10 Gbps, 40 Gbps, 100 Gbps, and 200 Gbps high speed WDM uplinks allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2015, the terrestrial optics division expanded the scalability, agility, versatility and performance features of our optical networking product portfolio, allowing service providers to more efficiently transport increasing volumes of IP-based traffic. During 2015, the terrestrial optics division continued and expanded its R&D efforts on:

•	Wavelength Routing. This capability, known in the industry as CDC-F for colorless, directionless, contentionless with flex spectrum, allows service providers to re-route transport wavelengths in an automated manner, enabling the provisioning and reconfiguration of operations that previously required the on-site presence of a technician.

•	Metro platform enhancements. Two new versions of our flagship 1830 PSS platform accommodate the space and cost constraints of service provider metro networks, and support any mix of packet, OTN, and photonic services via a suite of new compact, highly integrated line cards.

•	100 Gbps and 200 Gbps WDM. We continue to make investments to enable wider adoption of 100 Gbps WDM in the core network and metro network as well in increasingly more challenging and complex use cases. We were the first to deliver a programmable 100 Gbps/200 Gbps DWDM line card solution that allows service providers to meet today’s bandwidth demands and seamlessly grow capacity when needed without additional investment.

•	IP / Optical integration. By implementing an enhanced version of the standards-based generalized multiprotocol label switching (“GMPLS”) User Network Interface, our IP and optical platforms can share information, automate service creation, and optimize network resources across IP and optical networks. This functionality is a critical building block of software-defined networking (“SDN”) management, and allows service providers to architect combined IP and optical networks that operate more efficiently and thus require significantly fewer resources than separately designed and managed networks.

These optical products and technologies provide cost-effective, managed platforms that support a wide variety of services and are suitable for many different network configurations.

Submarine

With over 575,000 km of submarine cables already installed and 330,000 km of submarine cables under maintenance agreements, we are the industry leader in installing and maintaining undersea telecommunications cable networks using optical fiber transmission. According to industry analysts, we have an approximately 40% market share. Our submarine cable networks connect continents, mainland to islands and between islands or several points along a coast. The market is mainly driven by capacity demand in response to surging broadband traffic volumes, and connectivity demand. Competition between service providers and need for routes redundancy are secondary drivers.

Customers in this market are primarily service providers grouped into consortiums. We also see an increasing level of investment from webscale content providers such as Google, Microsoft and Facebook. As a unique integrated player, we provide to our customers design, development, manufacturing, marine survey, marine lay, civil works, installation, commissioning and maintenance of cables.

Our submarine activity includes:

•	Repeatered cables, which are turnkey systems for distances that exceed 500 km, using repeaters to amplify the signal over trans-oceanic distances,

DESCRIPTION OF THE GROUP’S ACTIVITIES

Core Networking Segment

•	Unrepeatered cables, for distances of less than 500 km,

•	Upgrades of terminal equipment at both ends of a cable to increase the capacity of the systems (typically to 100G gigabits per second),

•	Marine maintenance to repair damaged systems when needed, and after sales services.

We have also started to broaden our customer base by entering the oil and gas market, notably to connect oil and gas offshore platforms to the coast, and to provide permanent reservoir monitoring solutions.

This market is characterized by relatively few large contracts that often require more than a year to complete.

Amidst the on-going upward cycle market recovery, telecom projects have been developing on links between North and South America (like Seabras), between Europe and Asia through India and Middle-East (like Sea-Me-We-5), on the African coasts (like ACE – Phase II), as well as in South Asia, Pacific and Australia routes (like Moana).

In the oil and gas market, we started the construction of a project to connect off-shore platforms along the northwest Australian coast.

In 2015, we sold our 40% ownership interest in Apollo submarine cable.

Wireless transmission

We offer a comprehensive portfolio of microwave radio products meeting both the European Telecommunications Standards (ETSI) and the American standards-based (ANSI) requirements. These products provide high-capactiy microwave transmission systems for mobile backhaul applications, fixed broadband access applications, and private applications in markets like digital television broadcasting, defense and security, energy and utilities.

In 2015, the Wireless Transmission unit focused its R&D efforts on continuing to support ultra-broadband networks, including new capabilities to provide higher capacity across both air and network interfaces, increase performance and prepare for the support of 5G technology.

IP Platforms

Our IP Platforms portfolio provides systems hardware, software platforms and applications that help service providers and large enterprises accelerate innovation, monetize services and perfect customer care. These IP Platforms solutions include:

Communications and Collaboration

Our Rapport™ portfolio of cloud communications and collaboration software allows service providers to reduce the cost and complexity of delivering services, improve retail services, and grow new revenues with enterprises and wholesale markets.

Network Function Virtualization (NFV)

Our CloudBand portfolio combines the power of telecom networks with the flexibility and cost efficiencies of cloud and IT services for service providers. CloudBand is an NFV platform which supports a wide variety of virtual network functions including IP Multimedia Subsystem and Evolved Packet Core. We established the first open community advancing NFV, which we call the CloudBand Ecosystem. It involves almost 60 partners across the supply chain, with global service providers engaged in innovative co-creation projects.

Motive® Customer Experience Management (CEM)

Our products offer analytics and reporting data regarding customer care, home devices, applications, and networking equipment. We manage over 800 million devices and hold the lead position in this market. Our Motive portfolio of products includes Customer Care, Service Management Platform, Care and Support Applications, Dynamic Operations and Network Intelligence.

Policy and Charging

Over 100 service providers around the world are using our policy, charging and diameter control portfolio which we call our Smart Plan, to generate new revenue and enhance the customer experience.

Consulting Services

We work with customers to address their strategic and business issues by enabling them to transform and harness their network as a business platform, as well as accelerate innovation. IP Platforms Services has embraced the future of the NFV and Cloud technologies. During 2015, we rolled out the NFV enablement framework focused on successful implementation of Cloud/NFV. This framework includes application onboarding, hardware validation, operationalization of Cloud/NFV environments and Cloud transformation.

Mformation

In 2015, we acquired Mformation, a pioneer and leader in mobility management solutions with more than 20 service provider customers around the world, managing more than 500 million devices. Mformation provides service providers with a secure, scalable, application-independent Internet of Things (“IoT”) control platform that provides control and security across multiple industries including automotive, healthcare, utilities, manufacturing and the digital home.

As part of The Shift Plan, we have continued our effort to stream-lined our payment and OSS business and disposed of certain portfolios within IP Platforms. In addition, we continued to phase out business support system (BSS) business.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

5.3	Access Segment

Overview

Smartphones, tablets, and other mobile, intelligent devices are increasingly pervasive, connecting people, businesses and societies in new and exciting ways. Service providers are challenged with connecting users and their devices to networks, services and applications. Demand for faster broadband services reflect a market environment in which both fixed and mobile broadband traffic is growing exponentially. More and more data, applications and services are moving to the cloud, stored in massive data centers. The access network is now the essential bridge between users and the cloud, making content, services and applications accessible on any device, at any time and from any location. The role of the access network is changing to deliver the highest capacity at the lowest cost without compromising performance and functionality.

As such, our wireless and fixed access portfolios are focused on Ultra-Broadband Access, providing our customers with high-speed, high capacity, high performance access solutions which deliver exceptional quality of experience for end users. These ultra-broadband solutions leverage the latest innovations in fixed and wireless access technologies and build on our leadership position in the fixed and wireless access markets.

In 2015, the Access segment focused its R&D efforts on:

•	Ultra-fast fixed broadband solutions using copper and fiber technologies such as VDSL2, vectoring, G.fast and next-generation passive optical networking (NG-PON2 );

•	Ultra-fast mobile broadband solutions which include wireless technologies such as LTE and LTE Advanced (LTE-A) as well as LTE and multi-standard small cells;

•	Pioneering the path to 5G, focusing on foundational technologies like LTE/LTE-A and carrier aggregation, small cells, Networks Function Virtualization (NFV) and Software Defined Networking (SDN); and

•	Highly distributed architectures for fixed access (also known as fiber-to-the-x, or FTTx) and wireless access (small cells, LTE overlay) that often require scalable approaches to aggregation and backhaul.

In addition to the Wireless Access and Fixed Access divisions, the Access Segment also includes our Licensing and Managed Services divisions.

In 2015 our Access segment revenues were €7,482 million, representing 52% of our total revenues.

Wireless

Our wireless access portfolio is focused on those products and services which deliver the best possible capacity, coverage, speed and flexibility of deployment for our customers, enabling them to move faster to meet demand, deliver the highest quality of experience for the end user and be first to capture new market opportunities. Our primary activities focus on delivering 4G/LTE/LTE-A overlay solutions and 3G/4G/multi-standard small cell solutions along with related professional services. We are blazing the path to 5G; developing industry leading portfolios in foundational 5G technologies such as Networks Function Virtualization (NFV), including vRAN, and Software Defined Networks (SDN) as well as working with operators considered to be leaders of 5G principles. We continue to transition the portfolio away from legacy 2G/3G wireless technologies in line with our business and investment strategy.

LTE (Long-Term Evolution)

Fuelled by the continuing surge of mobile broadband data traffic, the market for 4G LTE has reached maturity faster than any previous wireless technology. According to the GSA (Global Mobile Suppliers Association), through October 2015, there were 442 commercial LTE networks launched in 147 countries and during the year, LTE subscriptions grew faster than any other mobile technology, closing in on one billion subscribers worldwide.

Our focus is on LTE/LTE-A Overlay solutions, the opportunity for which continues to grow as more and more operators recognize the need to move to LTE quickly. We believe that LTE/LTE-A Overlay is faster, safer and its dedicated network resources perform better. Of particular note this year, we launched a new portfolio of LTE radio access network technologies that will enable operators to make a smooth transition to next-generation network architectures. Our refreshed LTE RAN portfolio aims to address what we believe is the biggest challenge mobile operators will face in the near-future – the ability to meet demand for capacity-consuming data services such as video, particularly in urban environments – in a sustainable and cost effective way. This new platform also provides a smooth transition to a virtualized RAN and, ultimately, to a 5G family of solutions. In 2015 we announced the global availability of an LTE software release which delivers key performance enhancements including carrier aggregation.

Our LTE portfolio of services allow our customers to implement LTE networks more quickly through end-to-end pre-testing, design tools, remote integration and proactive trouble shooting.

Small cells

Small cells cost-effectively extend wireless network coverage and capacity, and improve the quality of experience for end users wherever there are capacity hotspots and coverage holes.

Our small cells portfolio is a comprehensive, end to end solution targeted at operators who want to extend 3G/4G network coverage and increase capacity in home, in-building or in the public domain. Our portfolio encompasses a full suite of small cell access points, including multi-standard home and enterprise small cells as well as new LTE compact outdoor metro cells and metro radios. We also offer a 3G/4G multi-standard gateway, an

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

operations, administration and management system and a set of wireless services that address operator challenges including access to sites, power, backhaul, and the need for rapid network design and installation.

During 2015, we announced the commercial availability of our multi-standard home and enterprise small cells and we launched our new compact outdoor metro cell, a high capacity small cell which can be deployed in challenging environments to improve LTE capacity and performance. We also launched our new Wireless Unified Networks strategy to enhance the user’s wireless experience in the home, at work, and in dense venue networks by combining existing Wi-Fi and cellular networks into one high performance network. And finally, we announced the expansion of our Small Cell Site Certification Program with the addition of new member companies who will increase support for outdoor small cell deployment while adding expertise to solve the challenges related to indoor deployment – often in the workplace. The Site Certification Program has already successfully accelerated the deployment of outdoor small cells and the number of program members has tripled since launch at the end of 2013.

Legacy wireless

Investment in the W-CDMA, GSM and CDMA portfolios has continued to reduce as we focus R&D on the growth segments within Wireless (LTE and Small Cells) as well as on longer term network advancements like vRAN and 5G.

RFS (Radio Frequency Systems)

RFS is a global designer and manufacturer of cable and antenna systems plus active and passive RF conditioning modules, providing end-to-end packaged solutions for wireless and broadcast infrastructure. RFS serves original equipment manufacturers (OEMs), distributors, system integrators, operators and installers in the broadcast, wireless communications, land-mobile and microwave market sectors. RFS provides RF systems for various uses including cell-based mobile communications, in-building and in-tunnel radio coverage, microwave links, TV & radio.

Fixed access

Our Fixed Access division designs and develops fixed access products that allow service providers to offer ultra-broadband connectivity over digital subscriber lines (DSL) and fiber connections. Also known as fiber-to-the-x (FTTx) equipment, these products provide internet access and other services to residential and business customers around the world. These products also help complete the transformation of legacy networks to IP by providing IP connectivity for the “last mile”.

We are the worldwide leader in the fixed broadband access market supporting the largest mass deployments of voice, video and data services. According to industry analysts, we are the largest global supplier of DSL technology, with 41% of global DSL market share based on ports shipped, and the third largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 17% of global market share. We are the leader in VDSL2 technology with 47% market share based on ports shipped. In 2015, we concluded the largest trial in the world for our newest DSL innovation G.fast, with British Telecom. Additionally, we have shown record speeds of 5.6Gbps over the British Telecom copper network using our XG-FAST Bell Labs Technology.

We are one of the leading suppliers to the Chinese market, which is the fastest growing broadband market in the world. We have the highest capacity fiber access platform on the market and the most advanced vectoring solution. Our strong position in both fiber and DSL technologies is key to providing service providers with the solutions they need to increase their revenue and reduce operational costs while improving the quality and experience for end-user customers. We have built solutions that allow operators to select among diverse technologies and deployment models (such as FTTN with vectoring to FTTH) to achieve the fastest possible return-on-investment and time-to-market and to connect more users, faster.

In 2015, the Fixed Access division focused its R&D efforts on:

•	Fixed access products that support both copper and fiber access. The breadth of products and technologies supported by our fixed access portfolio allows service providers to deploy a mix of both copper and fiber technologies efficiently and in the most cost-effective way to suit whatever deployment model they need.

•	High end micro-nodes portfolio with VDSL2 vectoring or Vplus technology. The new micro-nodes give operators the opportunity to bring fiber deeper into the network and make use of technologies to boost network speed without having to invest in bringing fiber completely into the home.

•	Continued investment in VDSL2 vectoring that increases data speeds to 100 Mbps or more and G.Fast which can increase the speed to 1Gbps over existing copper infrastructure to homes and businesses.

•	Continued investments in FTTH, focusing on being first on the market with next generation passive optical networking solutions (NG-PON2).

•	DPoE (Docsis Provisioning of EPON) and 10G EPON on the high capacity 7360 ISAM FX platform. DPoE is a very important feature for cable Multiple System Operators (MSOs) as it supports the greater scale required for fiber-based service offerings, while bringing higher speeds.

•	Developed the PSTN Smart Transform solution, consisting of expertise and tools to quickly and efficiently migrate legacy PSTN networks and services to all-IP Ultra-Broadband FTTH/FTTx infrastructure. With equipment fast approaching end-of-life and cost-to-serve increasing, service providers are looking to decommission legacy PSTN networks without disrupting profitable services.

•	Development of an Optical Network Terminal (ONT) that can be used as the digital home hub. With more and more Internet of Things devices in the home, there is an increasing

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Access Segment

need to have more and better connectivity inside the home. By integrating the newest Wi-Fi capabilities and various interfaces into the ONT, service providers can offer all services from one device.

Licensing

The Licensing division actively pursues a strategy of licensing patents to generate revenues. We also license selected technologies to third parties to generate revenues. Additional revenues are generated through the sale of selected patents when that path best serves our needs.

Managed services

Our Managed Services division delivers innovative solutions for both the carrier and strategic industries markets. Our solutions help customers by delivering accelerated time to market, continuous improvement in service quality and a sustainable lower total cost of operations. Our portfolio primarily offers two segments to cover the multi-vendor, multi-technology and multi-services environment, which are:

•	Network Management Services:

–	The Operations Transformation Solution. We control a customer’s network operations and transform their multivendor network operation functions. We manage any legacy infrastructure a customer may have, and adapt the pace of the transformation to the customer’s needs. Finally, at the end of the contract, we transfer the operations back to the customer, with options to license our intellectual property.

–	Network Operations Services. We provide a cost-efficient approach to network monitoring and surveillance by delivering basic network operations fault management service and problem resolution from our global network operations centers. This includes services management and customer experience management offerings.

•	The BOMT (Build-Operate-Manage-Transfer) Solution. We help customers deploy and operate our new products, technologies and solutions faster. As part of the BOMT program, we operate and manage a customer’s network and at the end of our contract we transfer the operations to the customer, with options to license our intellectual property.

5.4	Marketing, sales and distribution of our products

We sell most of our products and services to the world’s largest telecommunications service providers through our direct sales force. In some countries, such as China, our direct sales force may operate in joint ventures with local partners and through indirect channels. Over the last two years, we have made a significant investment in diversifying our customer base by focusing on growth segment markets – large enterprise, government, utilities, transportation and oil and gas. We invested in a direct sales force for these markets along with an expanded partnership program to build our indirect business. We also expanded partnerships with companies such as HP and Accenture to sell various products to service providers as well as other non-telecommunications segments.

In 2015, we continued to expand our go-to-market capabilities, with an increased investment in partner marketing, digital channels and marketing automation. These investments have resulted in stronger market presence and a solid foundation for direct marketing programs. More information about our organization can be found in Chapter 5.1 “Business Organization”.

5.5	Competition

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Cisco Systems, Ericsson, Fujitsu, Huawei, Nokia (our new parent company from 2016), Samsung and ZTE as well as more specialized competitors such as Adtran, Calix, Ciena and Juniper. Some of our competitors, such as Ericsson and Huawei, compete across many of our product lines while others - including a number of smaller companies - compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation.

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

DESCRIPTION OF THE GROUP’S ACTIVITIES

Competition

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

5.6	Technology, research and development

Our research and development efforts have two primary focuses: research conducted by Bell Labs to lay the foundation for new and disruptive market opportunities; and product-focused development that transitions concepts to fully viable commercial offerings and enhances existing product lines with unique differentiators that enable us to distinguish our offerings from those of our competitors.

In 2015, our R&D community expanded on our historic record of innovation with achievements that keep us at the technological forefront of key market segments, from IP routing, transport and platforms to the cloud to ultra-broadband access technologies. Some highlights for 2015 are identified below, both in terms of products that are available to customers today, and research activities that have a longer horizon.

Product innovations

•	We introduced the 400G IP line card for IP networks. This technology allows data transmission between our existing IP routers at speeds of 400 gigabits-per-second (400G) over hundreds of kilometers. This speed allows operators, who are facing increasing pressure from the explosive demand for Internet and cloud data, a greater ability to utilize their IP network capabilities.

•	We extended our 1830 Photonic Service Switch (PSS) optical transport platform with the addition of new products specifically for deployment in metro networks. The new platforms support communications network services such as access aggregation, content delivery, and mobile backhaul to meet the needs of service providers. In addition, the multi-functional technology supports the network services needed by large enterprises, including data center interconnectivity and wide area networking.

•	We introduced our Network Services Platform, which allows service providers to deliver on-demand network services more rapidly, cost-effectively and at scale.

•	We introduced innovative scalable wavelength routing technology, that provides operators with new flexibilities in the deployment of optical transport networks. Verizon is deploying the technology on its ultra-longhaul optical network.
•	We expanded our 7750 Service Router portfolio, offering full IP edge routing capabilities to deliver more performance, features and flexibility for our IP/MPLS networks with a range of new compact, high-density, power efficient platforms.

•	Our Nuage Networks group introduced the Virtualized Services Assurance Platform (VSAP), which provides relevant and accurate information about the operational state of SDN overlays and the underlying physical IP network infrastructure.

•	We launched the Rapport™ software portfolio that gives large enterprises and service providers a new and more flexible way to deliver communications and collaboration services.

•	At the Broadband World Forum, we showcased first-to-market fixed access technologies across fiber and copper to support operators in meeting demand for ultra-broadband services, including a new G.fast multi-port micronode, the first commercially available Vplus products and an expansion of our TWDM-PON portfolio.

•	We demonstrated the NFV-based vRAN at Mobile World Congress 2015 with Intel, China Mobile and Telefonica and conducted the industry’s first field trial with China Mobile at a university in Beijing. In December we announced collaborations with Red Hat, Advantech and 6WIND to accelerate delivery of the technology, while a 5G collaboration agreement with KT saw initial testing focusing on the vRAN.

•	In small cells, we launched the Compact Metro Cell Outdoor (CMCO) family, offering more deployment flexibility with the ability to be integrated into street furniture, while an expanded site certification program offers greater support for deployments.

•	We introduced the Distributed Antenna System (DAS) Radio Frequency Module, a radio interface for distributed antenna systems (DAS) to allow mobile operators to improve signal performance while reducing power consumption, space and operational costs by as much as 90% when connecting subscribers at large public venues, such as shopping malls, hotels and office blocks.

Research activities

Bell Labs Research published its first book in 2015, outlining its vision for the network of the future, in “The Future X Network, A

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Technology, research and development

Bell Labs Perspective”. The book represents the vision of its top experts in communications and information, and touches on virtually all aspects of communications, from the home to the enterprise, from the cloud to the internet-of-things (IoT), and from sustainability to operations. The book describes today’s vision, and other research activities listed below describe some of the efforts aimed at changing the future of technology.

Sustainability

We are one of the founding members of the GreenTouch Consortium, an industry effort with the explicit goal of reducing the effective energy consumption in ICT networks by a factor of 1000. GreenTouch ended its five year mission according to schedule in 2015, and publicly announced that the sustainability goals were met and exceeded by a large factor.

Fixed Networks

Bell Labs continues to lead in “Turning Copper into Gold” with research improving the capacity and usability of existing copper networks in multiple ways. G.Fast has led to XG.Fast, a 10Gbps transmission method over existing DSL links that offers an affordable way forward for broadband operators to improve their services for years to come. Researchers are extending the technologies into diverse environments, including multiple-dwelling unit (MDU) applications.

Software Defined Networks (SDN) and Network Function Virtualization (NFV)

As a pioneer in the areas of SDN and NFV, Bell Labs has increased its focus on SDN efficiency, control, implementation, and security. It is addressing SDN across all parts of the network and exploring different methods and algorithms to improve responsiveness and predictability. Researchers are developing prototypes to place network functions into the cloud with NFV, and demonstrating better performance with virtualized services.

Data analytics and Customer Care

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

Network Algorithms, Network Applications and Software Platforms

Now that the cloud has become ubiquitous, dynamic deployment is also becoming a mainstream requirement. Bell Labs continues to develop systems and algorithms to predictively cache, deploy, and tear-down application instances. Algorithm research is also leading to major improvement in natural language processing, especially with massive datasets. Research is aimed at not only improving ways to deal with “Big Data”, but in also in ways of transforming Big Data problems though realistic and intelligent approaches.

Bell Labs is developing new optimizations for communications networks. Methods of improving network resource utilization using multipath Transmission Control Protocol (TCP) are being developed and validated, achieving large factors of improved utilization. Optimal path computation is an area of active research because it is immediately relevant to SDN control.

Multimedia services

As video is the dominant traffic over networks, Bell Labs researchers continue to improve effective delivery of multimedia services with wireless-optimized quality assurance in the form of an adaptive-guaranteed-bit-rate delivery mechanism that provides a fair and network-friendly experience. Other research looks at the interplay of media delivery and network protocols to optimize the end-to-end performance.

Bell Labs is also exploring ways of reducing the network load for massive security video, where security analytics can be computed locally, improving the performance of both the network and the application.

Optics

Researchers continue to set new speed records in optical transmission. Research spans across devices, modulation, fiber, protocols, and control. Researchers have developed new laser technology (e.g., quantum dash lasers) for application in significantly improved multiple wavelength sources. Further progress is being made in greatly advancing transmission rates with spatial-division-multiplexing in multiple-mode fibers, and also in development of optical amplifiers that are compatible with these unique fibers. Optical protocol research has resulted in an advanced TWDM-PON system that can support both residential and enterprise services, and has the potential for another leap forward in bandwidth.

Small cells and 5G wireless

Bell Labs plays a leading role in 5G in several ways. Researchers are looking at millimeter wave spectrum, new flexible filter designs that work better with small cells, and advances in multiple input, multiple output (MIMO) technology. They have developed a new 5G air interface to simultaneously address traffic diversity from multiple classes of access, from IoT to mobile video and web traffic.

European public policy initiatives

Bell Labs participates in the European Union’s Horizon 2020 (H2020) industry-wide consortium. H2020 aligns enterprises and academia to focus on common technology roadmaps to spur innovation and network commerce, along with driving EU network

DESCRIPTION OF THE GROUP’S ACTIVITIES

Technology, research and development

improvements. The EU H2020 is addressing many areas, including ICT (Information and Computing Technologies) and Sustainability.

Standards

Throughout 2015, representatives of our R&D community played leading roles in telecommunication standards bodies, helping foster and steer the development and advancement of key technologies. Researchers, engineers and developers from Bell Labs and our development teams participated in many dozens of standards organizations and an even greater number of working groups such as the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, and TIA.

Partnerships and collaborations

As part of The Shift Plan, we were committed to refocusing and expanding innovation by redefining and leveraging our research capacities. We aim to implement a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. We also focused on in-house start-ups, as well as on industry partnerships, collaborations and co-developments with leading-edge customers. To exemplify this new model, the following announcements were made during 2015:

•	With HP: We continued our partnership and expanded it to deliver technology solutions to enterprises providing data center networking, data replication and new storage architectures connected with IP and optical backbones.

•	With Mirantis: Nuage Networks announced a partnership to accelerate the adoption and deployment of OpenStack clouds that fulfill the demanding needs of enterprises and cloud providers.
•	With Arista: Nuage aims to maximize the benefits of open networking while expanding cloud infrastructure to address growing IT application demands.

•	With Sequans Communications S.A.: We announced a collaboration to enable key technologies for the ‘Internet of Things’ (IoT) by providing the ‘4G Kit for IoT’, a principal building block in the new Internet of Things prototyping platform launched by communications operator Orange in order to stimulate interest by the IoT market in 4G connectivity.

•	With Technische Universität Dresden: Bells Labs will collaborate to advance the development of 5G networks.

•	With IBM: The consortium formed by IBM brings together the world leaders in information technology, construction and design, network infrastructure, wireless and telecommunications to modernize stadiums and sports experiences in the future. Collectively, consortium members already are working with more than 250 of the world’s top venues.

•	With Red Hat, Advantech and 6WIND: We announced a collaboration to accelerate the delivery of commercial virtualized radio access network (vRAN) products.

•	With NCR and Camusat: We formed partnerships with NCR and Camusat to strengthen our position and presence worldwide in managed services by reducing time-to-market and generating new revenue opportunities.

•	With Partech Shaker: We announced a technology partnership with the world’s first campus dedicated to digital open innovation.

5.7	Intellectual Property

In 2015, we obtained more than 2,600 patents worldwide, resulting in a portfolio of more than 34,000 active patents and over 13,000 patent applications totaling over 47,000 issued and pending patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

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

5.8	Sources and availability of materials

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

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

Sources and availability of materials

5.9	Seasonality

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2015, our revenues were in-line with the typical seasonal pattern. This seasonality could differ depending on varying business trends in any given quarter.

5.10	Our activities in certain countries

We operate in a large number of countries, some of which have been accused of human rights violations, are subject to economic sanctions and export controls by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Our net revenues in 2015 attributable to Iran, Sudan, and Syria, listed as state sponsors of terrorism, represent much less than one percent of our total net revenues. Though we are not aware of any significant shareholder intending to divest the shares it owns in Alcatel Lucent on the basis of our activities in these countries, some U.S.-based pension funds and endowments have in the past announced their intention to divest the securities of companies doing business in these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in these countries.

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

1. Alcatel-Lucent has provided certain telecommunications network equipment and related services for end use by the Telecommunication Infrastructure Company of I.R. Iran (“TIC”). TIC is a government-owned telecommunications infrastructure provider in Iran that serves as Iran’s intercity, interprovincial and international telecom network operator. These export sales, and the associated financial transactions, were licensed by EU authorities.

Prior to 2015, Alcatel-Lucent had a contract for the provision of technical support services to, or for the benefit of, TIC in support of telecommunications network equipment that was sold previously to customers in Iran for end-use by TIC.

2. In 2013, Alcatel-Lucent Deutschland AG, an Alcatel-Lucent subsidiary, reached a settlement agreement with Iranian Telecommunication Manufacturing Company Public Stock Corporation (“ITMC”) on claims raised by ITMC related to contracts that were completed prior to 2007 for the delivery of telecommunications equipment and services. In the course of these contracts, performance bonds had been opened between 2001 and 2006 at Bank Tejarat, Bank Saderat and Bank Mellat and had been retained by ITMC as security against their claims. The settlement agreement stipulates that Alcatel-Lucent Deutschland AG shall pay €1,600,000 to ITMC as settlement for the claims and that, in return, performance bonds held by ITMC shall be released. In December 2014, the German Federal Bank approved payment of the settlement amount by Alcatel-Lucent Deutschland AG to a third party named as beneficiary by ITMC. No payments were made under the settlement agreement in 2015. Payment of the settlement amount remains pending.

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

4. Gross revenues received during 2015 from the activities described above, all of which involve the supply of telecommunications equipment and/or related services to Iranian governmental entities, were approximately €47,728,000 and the net profits for 2015 relating to such activities were approximately €27,939,000. We intend to fulfill our remaining obligations under existing contracts, subject to compliance with applicable laws.

5. Two non-U.S. subsidiaries of Alcatel-Lucent have branches in Iran that maintain bank accounts at Bank Tejarat for purposes of carrying out financial transactions in connection with their general business activities.

Operating and financial review and prospects	6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward looking information

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions. A detailed description of such risks and uncertainties is set forth in Chapter 3 “Risk Factors” in this Form 20-F. Such forward-looking statements also include the statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”. These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

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

As of December 31, 2015, all IFRSs that the International Accounting Standards Board (IASB) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on our financial statements.

As a result, our consolidated financial statements for the years presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the IASB. References to “IFRS” in this Form 20-F refer to IFRS as issued by the IASB and as adopted by the EU.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2015, 2014, 2013 and 2012 included several negative and non-cash impacts of purchase accounting entries.

Changes in accounting standards as of January 1, 2015

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU for annual periods beginning on or after July 1, 2014, and that the Group has adopted in 2015:

•	Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions” (issued November 2013); and

•	Annual improvements to IFRSs (2010-2012) and Annual improvements to IFRSs (2011-2013) issued December 2013.

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

b/ Impairment of customer receivables (see Note 19 to our consolidated financial statements)

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Capitalized development costs (see Note 12 to our consolidated financial statements)

The Group evaluates the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimates the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair some of the net capitalized development costs in the future.

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

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2015 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €70 million and €(38) million, respectively.

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

On October 8, 2015, the U.S. SOA released an updated set of mortality improvement assumptions: scale MP-2015. This new mortality improvement scale reflects two additional years of data that the Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years. The change to scale MP-2015 reduced the liabilities by $218 million of our U.S. plans. These effects were recognized in the 2015 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2015 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2015, and since our U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), other comprehensive income would be negatively impacted by approximately €344 million.

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

Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23 to our consolidated financial statements), we estimated that, as of December 31, 2015, the excess of assets above 120% of the plan obligations was U.S.$1.1 billion (€1.0 billion), and the excess above 125% of plan obligations was U.S.$0.9 billion (€0.8 billion).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18 and we require fair value to separate the multiple software elements. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

i/ Restructuring reserve and impact on goodwill impairment test

On June 19, 2013, we announced the launch of the Shift Plan. Through this plan and the remainder of the Performance Program, we aimed at (i) reducing our fixed-cost base by €1 billion between 2013 and 2015 (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity, (ii) generating revenues for the Core Networking segment of more than €7 billion with an operating margin exceeding 12.5% in 2015, and (iii) generating segment operating cash flow from the Access segment exceeding €200 million by the end of 2015.

The total restructuring costs related to The Shift Plan were €944 million for all actions taken between 2013 and 2015 compared to the initial estimate of €950 million. For the year ended December 31, 2015, the restructuring costs for these actions were €358 million of which €306 million was expensed. The remaining restructuring reserves related to The Shift Plan will be used in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to expense it, we exclude future restructuring costs (and corresponding cost savings), if they are not expensed, from the value in use determined for the annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of cash generating units (CGU), corresponding to the methodology described in Note 2c to our consolidated financial statements. We arrive at fair value less costs to sell of a CGU by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a CGU.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of 2015

6.1	Overview of 2015

In 2015, the telecommunications equipment and related services market witnessed mixed trends across different regions. Investments in ultra-broadband access technologies, such as LTE, led to robust investments in the U.S. notably in the second half of the year. Spending in China continued to be focused on 4G LTE deployments, accelerating from 2014 levels, while the telecommunications equipment market in Europe continued to show signs of easing.

In addition to regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in 2015. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. Growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. We are also seeing similar trends with cable operators, who are investing to deploy high-speed networks. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

This combination of regional and industry trends resulted in mixed spending in the market for telecommunications equipment and related services in 2015. These trends, in addition to other factors, such as changes in foreign exchange rates, were drivers of how our own businesses performed in 2015, with total sales increasing 8.3% compared to 2014. Details on segment performance can be found in Chapter 6.2 “Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014.”

To better align ourselves with these industry trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

As of December 31, 2015, the Group successfully completed The Shift Plan, with an update of key elements below:

•	Investing in our Core Networking businesses (which include IP Routing, IP Transport, IP Platforms and associated services). We are expecting that these businesses will be our growth engines in the future. We originally aimed to generate revenues at or above €7 billion from our Core Networking segment in 2015, and to improve Core Networking segment’s contribution to our segment operating margin to at or above 12.5% in 2015. As part of our third quarter 2015 earnings presentation, the Group updated these targets, expecting revenues from our Core Networking segment for 2015 to be in a range of €6.8-7.0 billion and segment operating margin as a percentage of segment revenues to be at a level similar to 2014, which was 10.6%. We define segment operating margin as income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/loss on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) divided by revenues. In 2015, Core Networking revenues were €6,780 million and segment operating margin was 10.0% of revenues;

•	Increasing segment operating cash flow from our Access segment. We defined segment operating cash flow as income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/loss on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) plus the change in operating working capital (as defined in Note 17 to our consolidated financial statements). Our objective was to generate operating cash flow from the Access segment at or above €200 million in 2015 (We had previously set a target of €250 million which we adjusted to take into account the sale of the Enterprise business and LGS Innovations in 2014). As part of our third quarter 2015 earnings presentation, the Group updated this target, expecting to largely exceed the target of €200 million of operating cash flow in 2015. Operating cash flow for the Access segment was €627 million in 2015, which represented an increase of €579 million compared to 2014, stemming primarily from improved profitability as well as improved operating working capital;

•	Market diversification: We believed that a successful implementation of The Shift Plan would enable us to improve the way we access the market, resulting in a business that is better leveraged, by addressing new customers including cable operators, webscale and large technology enterprises. In 2015, approximately 9% of our revenues were with non-telecommunications customers. Furthermore, market diversification has led us to redesign our sales and marketing strategy to leverage our new focused product and services portfolio and help us to identify new market segments such as data centers;

•

Rightsizing of the cost structure: Through successful implementation of The Shift Plan, the Group targeted €950 million of fixed cost savings in 2015 compared to our 2012 cost base at constant exchange rates (we had previously set a target of €1 billion which we adjusted to take into account the sale of the Enterprise business and LGS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of 2015

Innovations in 2014), by significantly reducing SG&A expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality. As of December 31, 2015, €1,031 million of fixed cost savings had been generated compared to our 2012 base, of which €356 million was generated in 2015, €340 million in 2014, and €335 million in 2013;

•	Generating cash from dispositions: We targeted at least €1 billion of cash over the 2013-2015 period through asset dispositions. We announced the following closed disposals:

–	the sale of LGS Innovations Inc., our Government business, to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant which was completed on March 31, 2014;

–	the sale of 85% of Alcatel-Lucent Enterprise to China Huaxin, a technology investment company which was completed on September 30, 2014;

–	the sale of our cyber-security services and communications security activities to Thales, which was completed on December 31, 2014;

–	the sale of our 40% ownership interest in Apollo submarine cable in 2015; and

In 2014, we also announced our intent to explore the capital opening of our subsidiary Alcatel-Lucent Submarine Networks (ASN) through an IPO. However, in October 2015, we announced that we would continue to operate ASN as a wholly-owned subsidiary and would continue to execute on ASN’s strategic roadmap.

Given the contemplated transaction with Nokia, no other asset disposals were considered.

•	Self-funded plan and financial sustainability: We successfully completed The Shift Plan’s goal to strengthen our balance sheet from 2013 through 2015. By the end of 2014, our debt was reprofiled, maturity was lengthened and interest costs were reduced. At the end of 2015, the Group had a net cash position of €1,409 million compared to a net debt position of €794 million at the end of the second quarter of 2013, when The Shift Plan started.

Through the efforts mentioned above, enabling the company to generate free cash flow on a sustainable basis, with a target of being free cash flow positive overall in 2015 was the most important goal of The Shift Plan. We largely exceeded our target, as we had free cash flow of €626 million in 2015, compared to an outflow of €668 million in 2012, prior to implementing The Shift Plan. Management believes that providing our investors with our free cash flow calculation facilitates the understanding of the company’s ability to generate cash on a sustainable basis in addition to the operational cost savings realized as part of The Shift Plan. The operating model we implemented as part of The Shift Plan allowed for a cost structure that was more aligned with our peers and provided a lower breakeven point, primarily through sales and marketing efficiency, R&D resource allocation and procurement optimization. The reconciliation of net cash provided (used) by operating activities, which is the most comparable financial measure to free cash flow found on the cash flow statement (€1,177 million in 2015 as compared to (€144) million in 2012) can be found in Note 27 to our consolidated financial statements in this 2015 annual report and in our 2014 annual report for 2012 information).

6.2	Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

The following discussion takes into account our results of operations for the year ended December 31, 2015 and December 31, 2014, including the impact of the sale of 85% of the Enterprise business in September 2014, which was treated as a discontinued operation in 2014. The 2014 results have been restated to take into account the retroactive impact of a change in accounting treatment for the recognition of certain deferred tax assets, the details of which can be found in Note 4 to our consolidated financial statements in this 2015 annual report.

Revenues. Revenues totaled €14,275 million in 2015, an increase of 8.3% from €13,178 million in 2014. Approximately 69% of our revenues for 2015 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2015 as compared to 2014 our consolidated revenues would have decreased by approximately 3.7% instead of the 8.3% increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2015, the average exchange rate that applied for 2014, instead of the average exchange rate that applied for 2015, and (ii) to our exports (mainly from Europe) effected during 2015 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2014. Our management believes that providing our investors with our revenues for 2015 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate and constant perimeter:

(In millions of euros)	Year ended December 31, 2015	Year ended December 31, 2014	% Change

Revenues as reported	14,275	13,178	8.3%
Conversion impact euro/other currencies	(1,425)
Hedging impact euro/other currencies	(157)
Revenues at constant rate and constant perimeter	12,693	13,178	-3.7%

Revenues by Segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	2015	2014

Core Networking	6,780	5,966

IP Routing	2,669	2,368
IP Transport	2,450	2,114
IP Platforms	1,661	1,484

Access	7,482	7,157

Wireless	4,896	4,685
Fixed	2,268	2,048
Managed Services	262	369
Licensing	56	55

Other and Unallocated	13	55

TOTAL	14,275	13,178

Core Networking segment

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €6,780 million in 2015, an increase of 13.6% from €5,966 million in 2014, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2015 as compared to 2014, our Core Networking segment revenues would have increased by 4.1% instead of the 13.6% increase actually reported.

Revenues in our IP Routing division were €2,669 million in 2015, an increase of 12.7% from €2,368 million in 2014. Excluding the impact from foreign exchange rates, this business would have grown approximately 2.0%, driven primarily by strength in Europe, Middle East and Africa (EMEA) and Central and Latin America (CALA), which were slightly offset by declines in other regions, notably North America and Asia Pacific (APAC). Our IP Core router, the 7950 XRS, grew at a strong rate, albeit from a small base, and continued to build market momentum throughout the year, with 55 total contracts as of the end of 2015. Nuage Networks™, our wholly owned subsidiary focused on software defined networking (SDN) solutions, continued to register wins across various customers beyond our traditional service providers, closing 2015 with 50 customers.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, were €2,450 million in 2015, an increase of 15.9% from €2,114 million in 2014. Excluding the impact from foreign exchange rates, this business would have grown approximately 9.6% in 2015. Within IP Transport, 2015 marked a year of recovery for our terrestrial business, as revenue growth was driven by our WDM portfolio, notably in EMEA, Asia Pacific excluding China, and CALA. Our 1830 Photonic Service Switch continued to grow as a percentage of total optical revenues in 2015, reaching 61% in 2015, compared to 49% in 2014. Our 100 Gigabit optical single carrier coherent technology continues to be one of the growth drivers in our WDM portfolio, as its relative share of port shipments continues to increase, to 46% in 2015 from 34% in 2014. Our Submarine Optics business showed strong growth in 2015 as the upward cycle recovery started to occur and our order backlog prepared us positively for 2016.

Revenues in our IP Platforms division, which includes software and related services, were €1,661 million in 2015, an increase of 11.9% from €1,484 million in 2014. Excluding the impact from foreign exchange rates, this business would have declined 0.3%, as growth in next-generation technologies such as IP Multimedia Subsystems (IMS) for Voice over LTE (VoLTE), particularly in North America, was more than offset by declines related to the tail-end of the phase-out of legacy businesses. We also experienced strong commercial traction in IP Platforms such as IMS for VoLTE as we exited 2015, notably in EMEA and APAC.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

Access segment

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Managed Services and Licensing divisions, were €7,482 million in 2015, an increase of 4.5% from €7,157 million in 2014, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in 2015 as compared to 2014, our Access segment revenues would have decreased by 7.6% instead of the 4.5% increase actually reported.

Revenues in our Wireless Access division increased 4.5% in 2015, to €4,896 million from €4,685 million in 2014. Excluding the impact from foreign exchange rates, this business would have declined 10.0% as strength in 4G LTE, which was concentrated in the U.S. and in China, was more than offset by declines in legacy technologies and services. We continued to expand our global footprint in LTE in 2015, ending the year with 90 customers in 48 countries. In 2015, we also expanded our focus on small cell adoption across our residential, enterprise and metrocell portfolio, now with 87 operators.

Revenues in our Fixed Access division were €2,268 million in 2015, an increase of 10.7% from €2,048 million in 2014. Excluding the impact from foreign exchange rates, this business would have increased 2.3% in 2015, as growth in broadband access technologies, including copper and fiber, was driven by Asia Pacific, notably in Australia, and in CALA, but was partially offset by declines in Europe and North America. Next generation technologies, such as G.fast, Vplus and TWDM-PON, continued to see market traction as evidenced by numerous commercial deployments and trials announced during the year.

Revenues in our Managed Services division were €262 million in 2015 compared to €369 million in 2014, a decrease of 29.0%, as this business continued to be impacted by our strategy to terminate or restructure margin-dilutive contracts. Excluding the impact from foreign exchange rates, this business would have declined 32.8%.

Revenues in our Licensing division were €56 million in 2015 compared to €55 million in 2014, an increase of 1.8%. Excluding the impact from foreign exchange rates, this business would have declined 1.8%.

Revenues by geographical market

Revenues in 2015 and in 2014 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated

2015	817	2,101	281	1,459	1,499	5,913	1,192	1,013	14,275

2014	771	1,929	282	1,342	1,289	5,488	1,009	1,068	13,178

% Change 2015 vs. 2014	6%	9%	0%	9%	16%	8%	18%	-5%	8%

In 2015, the United States accounted for 41.4% of revenues, down from 41.6% in 2014. Revenues increased 8% in the U.S. as sales benefitted from a stronger US dollar despite an overall tougher spending environment compared to 2014, with some pockets of growth, including 4G LTE. Europe accounted for 22.4% of revenues in 2015 (5.7% in France, 14.7% in Other Western Europe and 2.0% in Rest of Europe), down from 22.6% in 2014 (5.9% in France, 14.6% in Other Western Europe and 2.1% in Rest of Europe). Europe witnessed full year growth driven primarily by strength in both IP Routing and IP Transport. Within Europe, revenues increased 6% in France, 9% in Other Western Europe and were flat in Rest of Europe. Asia-Pacific accounted for 20.7% of revenues in 2015 (10.2% in China and 10.5% in Other Asia Pacific), up from 20.0% in 2014 (10.2% in China and 9.8% in Other Asia Pacific), as growth in 4G LTE in China in addition to overall strength in Australia and India were partially offset by declines in Japan. Revenues in Other Americas were driven by strength in Central and Latin America in 2015 as revenues grew 18% from 2014 and its share of total revenue increased from 7.7% to 8.4%. The Rest of World share of total revenue decreased to 7.1% in 2015 compared to 8.1% in 2014, as revenues decreased 5% in the region, driven by weakness in the Middle East and Africa.

Gross Profit. In 2015, gross profit as a percentage of revenues increased to 36.0% of revenues compared to 33.4% in 2014, and increased in absolute terms, to €5,143 million in 2015 from €4,408 million in 2014. The increase in gross profit was mainly attributable to improved profitability in addition to favorable product mix, notably related to software sales, in several business lines.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In 2015, we witnessed trends, where, as noted above, a shift in product mix positively impacted gross profit.

Administrative and selling expenses. In 2015, administrative and selling expenses were €1,761 million or 12.3% of revenues compared to €1,621 million or 12.3% of revenues in 2014. The 8.6% increase in administrative and selling expenses year-over-year reflects the impact of a stronger US dollar on our expenses in 2015, which were partially offset by efforts to reduce fixed costs as part of The Shift Plan. Included in administrative and

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

selling expenses for 2014 are non-cash purchase accounting entries resulting from the Lucent business combination of €27 million.

Research and development costs. Research and development costs were €2,378 million or 16.7% of revenues in 2015, after the net impact of capitalization of €31 million of development expense, an increase of 7.4% from €2,215 million or 16.8% of revenues after the net impact of capitalization of €(2) million of development expense in 2014. The 7.4% increase in research and development costs reflects the impact of a stronger US dollar on our R&D expenses in 2015, which were partially offset by efforts to reduce fixed costs as part of The Shift Plan. Capitalization of R&D expense had a positive impact of €31 million in 2015 compared to 2014, reflecting the fact that new R&D costs capitalized were greater than the amortization of our capitalized R&D costs during this period. Included in research and development costs are non-cash purchase accounting (PPA) entries resulting from the Lucent business combination of €27 million in 2015 and €24 million in 2014.

Income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. In 2015, income from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments was €1,004 million in 2015 compared to income of €572 million in 2014. The improvement in 2015 reflects higher gross profits partially offset by higher administrative and selling expenses and research and development costs, the increase of which was due to the impact of the stronger US dollar on our operating expenses. Non-cash purchase accounting (PPA) entries resulting from the Lucent business combination had a negative impact of €25 million in 2015, which was lower than the impact of €51 million in 2014 mainly due to the phasing out of amortization related to R&D expenses in 2015.

The tables below set forth our revenues and segment operating income (loss) for the years ended December 31, 2015 and December 31, 2014:

(In millions of euros)
Twelve months ended December 31, 2015	Core Networking	Access	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	6,780	7,482	14,262	13	14,275

Segment Operating Income (Loss)	678	423	1,101	(72)	1,029

PPA Adjustments (excluding restructuring costs and impairment of assets)					(25)

Income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					1,004

(In millions of euros)
Twelve months ended December 31, 2014	Core Networking	Access	Total Reportable Segments	Other and unallocated amounts	Total

Revenues	5,966	7,157	13,123	55	13,178

Segment Operating Income (Loss)	630	42	672	(49)	623

PPA Adjustments (excluding restructuring costs and impairment of assets)					(51)

Income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					572

In 2015, a segment operating income of €1,029 million for the Group, adjusted for €25 million in PPA yielded income from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €1,004 million. In 2014, a segment operating income of €623 million for the Group, adjusted for €51 million in PPA yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €572 million.

Operating income in our Core Networking segment was €678 million or 10.0% of revenues in 2015, compared with an operating income of €630 million or 10.6% of revenues in 2014. The year-over-year improvement in Core Networking segment operating income reflects the efforts we have made to improve our cost structure, leading to higher operating income contributions from both IP Transport and IP Platforms.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

Operating income in our Access segment was €423 million or 5.7% of revenues in 2015, compared with an operating income of €42 million or 0.6% of revenues in 2014. The year-over-year improvement in our Access segment operating income reflects the work accomplished to improve our cost structure to achieve profitability in our Wireless Access division as part of The Shift Plan in addition to continued strong contribution from our Fixed Networks division.

Restructuring Costs. Restructuring costs were €401 million in 2015, compared to €574 million in 2014. The lower amount of restructuring costs in 2015 reflects a reduction in costs as a number of restructuring and outsourcing initiatives under The Shift Plan began in 2014, driving costs higher.

Litigations. In 2015, we booked a litigation charge of €31 million mainly related to environmental litigations compared to 2014, when we booked a litigation credit of €7 million.

Gain/(loss) on disposal of consolidated entities. In 2015, we recognized a loss on the disposal of consolidated entities of €1 million, compared to 2014, when we recognized a gain on the disposal of consolidated entities of €20 million mainly related to a €39 million gain from the sale of our cyber-security services and solutions and communications services activities partially offset by an €11 million loss recognized related to the sale of LGS Innovations LLC.

Transaction-related costs. In 2015, we recognized €104 million of costs related to the Nokia exchange offer that was announced in April, 2015. There were no transaction-related costs in 2014.

Impairment of assets. In the third quarter of 2015, we booked an impairment of assets charge of €193 million related to the goodwill of Alcatel-Lucent Submarine Networks, taking into account all relevant circumstances, in connection with our announcement that we would continue to operate this business as a wholly-owned subsidiary. In 2014, we did not book any charges related to the impairment of assets.

Post-retirement benefit plan amendments. In 2015, we booked a €404 million credit related to the resulting gain arising out of the lump-sum payments that we made to those U.S. Management Pension Plan and U.S. Inactive Occupational Pension Plan beneficiaries who opted to accept our one-time offer to convert their current monthly pension payment to a lump-sum payment. In 2014, we booked a €112 million credit that included (i) an €80 million gain related to a reduction in our obligation to pay for formerly represented retirees who are subject to annual dollar caps in exchange for a three year extension of post-retirement healthcare benefits, (ii) a €25 million gain related to the discontinuation of the subsidy for retiree healthcare benefits for former Management retirees who retired on or after March 1, 1990 and who are under 65 years old and (iii) a €7 million gain related to the conversion of defined benefit pension plans for current active Dutch employees into a defined contribution pension plan under which the Group no longer guarantees any pension increase.

Income (loss) from operating activities. Income (loss) from operating activities was €678 million in 2015, compared to

€137 million in 2014. The improvement in income (loss) from operating activities in 2015 is due to higher gross profits, lower restructuring costs and higher contributions from post-retirement benefit plan amendments, partially offset by higher operating expenses, an impairment of assets charge, transaction related costs, a loss on disposal of consolidated entities and higher litigation charges.

Finance costs. Finance costs were €269 million in 2015, a decrease from €291 million in 2014. The decrease in finance costs in 2015 is mainly related to the full effect of the refinancing and the repayment prior to maturity of certain debt in the first half of 2014.

Other financial income (loss). Other financial losses were €136 million in 2015, compared to €211 million in 2014. In 2015, other financial loss consisted primarily of a loss of €121 million related to the financial component of pension and post-retirement benefit costs, mainly reflecting the impact from new mortality tables implemented in the U.S. at the end of 2014 and, to a lesser extent, from the updated mortality assumptions implemented in the fourth quarter of 2015 and a €25 million loss related to the partial repurchase of our Senior Notes due 2020. These losses were partially offset by a €102 million capital gain corresponding to the re-evaluation of the value of our 51% ownership interest in Alda Marine, a joint venture with Louis Dreyfus Armateurs, in connection with our buyout of Louis Dreyfus Armateurs’ interest in Alda Marine and a €26 million capital gain on the disposal of our 40% stake in a joint venture held by Alcatel-Lucent Submarine Networks. In 2014, other financial loss consisted primarily of (i) a €101 million loss related to the impact of the re-evaluation of the Alcatel-Lucent USA, Inc. Senior Secured Credit Facility that we repaid on August 19, 2014, (ii) a loss of €44 million related to the financial component of pension and post-retirement benefit costs and (iii) a loss of €30 million related to partial repurchase of our Senior Notes due 2016. These losses were partially offset by a reversal of impairment loss of €15 million.

Share in net income (losses) of associates and joint ventures. Share in net income of equity affiliates was €2 million in 2015, compared with €15 million in 2014.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was an income of €275 million in 2015 compared to a loss of €350 million in 2014.

Income tax (expense) benefit. We had an income tax expense of €24 million in 2015, compared to an income tax benefit of €327 million in 2014. The income tax expense for 2015 resulted from a current income tax charge of €82 million which was partially offset by a net deferred income tax benefit of €57 million. The €57 million net deferred income tax benefit was mainly related to the reassessment of the recoverability of deferred tax assets in the United States. The income tax benefit for 2014 resulted from a current income tax charge of €61 million which was offset by a net deferred income tax benefit of €388 million. The €388 million net deferred income tax benefit mainly includes €363 million of deferred tax assets recognized due to the reassessment of the recoverability of deferred tax assets in the United States.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidated and segment results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

Income (loss) from continuing operations. We had an income from continuing operations of €251 million in 2015 compared to a loss of €23 million in 2014.

Income (loss) from discontinued operations. We had a loss from discontinued operations of €16 million in 2015 mainly related to additional carve-out costs for the Enterprise business we disposed of in 2014. We had a loss from discontinued operations of €49 million in 2014 mainly related to the disposal of our Enterprise business.

Non-controlling Interests. Non-controlling interests accounted for an income of €29 million in 2015, compared to an income of €35 million in 2014. Non-controlling interests for both periods are due largely to income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity holders of the parent. A net income of €206 million was attributable to equity holders of the parent in 2015, compared to a net loss of €107 million in 2014.

6.3	Consolidated and segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

The following discussion takes into account our results of operations for the year ended December 31, 2014 and December 31, 2013, on the following basis:

•	Due to the sale of 85% of the Enterprise business in 2014, results pertaining to this business for 2014 were treated as discontinued operations and results for 2013 have been re-presented accordingly. Results for 2013 have also been re-presented to reflect the subsequent immaterial perimeter adjustments resulting from the sale of Enterprise.

•	The results for both periods have been restated to take into account the retroactive impact of a change in accounting treatment for the recognition of certain deferred tax assets, the details of which can be found in Note 4 to our consolidated financial statements in this 2015 annual report.

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

In 2014, a segment operating income of €623 million for the Group, adjusted for €51 million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €572 million. In 2013, a segment operating income of €278 million for the Group, adjusted for €86 million in PPA yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €192 million.

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

Income tax (expense) benefit. We had an income tax benefit of €327 million in 2014, compared to an income tax benefit of €106 million in 2013. The income tax benefit for 2014 resulted from a current income tax charge of €61 million which was offset by a net deferred income tax benefit of €388 million. The €388 million net deferred income tax benefit mainly includes €363 million of deferred tax assets recognized due to the reassessment of the recoverability of deferred tax assets in the United States. The income tax benefit for 2013 resulted from a current income tax charge of €56 million in addition to a net deferred income tax benefit of €162 million. The €162 million net deferred income tax benefit included: (i) €85 million in deferred tax benefits related to Alcatel-Lucent USA, Inc.’s post-retirement benefit plans, (ii) €64 million related to the reversal of deferred tax liabilities mainly related to the repayment of the Alcatel-Lucent USA, Inc. 2.875% Series A and B convertible debentures, the irrevocable commitment to repay the Lucent Technologies Capital Trust I’s 7.75% convertible trust preferred securities and the repayment of the 2015 OCEANE (iii) €58 million of other deferred income tax benefits, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. and (iv) €45 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were slightly offset by a deferred tax charge of €23 million related to the post-retirement benefit plan amendments we implemented in 2013.

Income (loss) from continuing operations. We had a loss from continuing operations of €23 million in 2014 compared to a loss of €1,336 million in 2013.

Income (loss) from discontinued operations. We had a loss from discontinued operations of €49 million in 2014 mainly related to the disposal of our Enterprise business. We had a loss from discontinued operations of €25 million in 2013 mainly related to settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal.

Non-controlling Interests. Non-controlling interests accounted for an income of €35 million in 2014, compared to an income of €10 million in 2013. The improvement in 2014 compared to 2013 is due largely to income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity holders of the parent. A net loss of €107 million was attributable to equity holders of the parent in 2014, compared to a net loss of €1,371 million in 2013.

6.4	Liquidity and capital resources

Liquidity

Cash flow for the years ended December 31, 2015 and 2014

Overview. Cash and cash equivalents increased €1,027 million in 2015 from €3,878 million as of December 31, 2014 to €4,905 million as of December 31, 2015, mainly due to a significant increase of €1,050 million of our net cash generated by operating activities. This increase was the result of the actions taken as part of The Shift Plan since 2013.

Net cash provided (used) by operating activities. Net cash provided by operating activities was €1,177 million in 2015 compared to net cash provided of €127 million in 2014. Net cash provided by operating activities before changes in working capital, interest and taxes increased from €609 million in 2014 to €1,015 million for 2015. This increase was primarily due to a significant increase in profitability driven by an improved gross margin at 36.0% in 2015 compared to 33.4% in 2014.

Changes in working capital favorably impacted our net cash from operating activities before interest and taxes by €435 million in 2015 compared to a negative impact of €164 million in 2014 due to several factors. Changes in inventories and work in progress had a strong positive effect on the operating cash flow of €342 million in 2015 compared to a negative impact €72 million in 2014, mainly due to strong revenues, particularly during the fourth quarter of 2015. Also, the change in trade receivables amounted to €93 million in 2015 compared to €18 million in 2014, mainly driven by good collections and the increased sale of receivables without recourse, principally in the U.S. Changes in accounts payable were negative at €227 million, due to a higher level of activity in 2015, compared to a negative effect of €167 million in 2014. Changes in other current assets and liabilities were significant at €275 million compared to a negative amount of €35 million in 2014 mainly driven by VAT collection and the increase in wage accruals.

Net interest and taxes paid amounted to €273 million in 2015 compared to €318 million in 2014. Interest paid decreased to €264 million in 2015 from €290 million in 2014. This decrease was primarily due to the full effect over 2015 of the refinancing and the repayment prior to maturity of certain debt in the first half of 2014.

Net cash provided (used) by investing activities. Net cash used by investing activities was €485 million in 2015 compared to net cash provided of €235 million in 2014. This change was mainly due to much less significant sales of marketable securities in 2015 than in 2014 (€68 million in 2015 compared to €617 million in 2014). Capital expenditures slightly increased from €556 million in 2014 to €580 million in 2015. In 2015, we

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

acquired the 49% interest in Alda Marine previously held by our joint-venture partner Louis Dreyfus Armateurs for €76 million and a cable vessel for €26 million. This was the main reason for an increase in cash expenditures for obtaining control of consolidated companies or equity affiliates, from €14 million in 2014 to €109 million in 2015, which also contributed to the increased cash used by investing activities.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to €211 million in 2015 compared to €1,383 million in 2014.

On March 18, 2015, in connection with the acquisition of the 49% equity interest in Alda Marine and a cable vessel, Alcatel-Lucent Submarine Networks entered into a €85 million credit facility agreement with a seven-year maturity, which was fully drawn at that date.

On September 4, 2015, we repurchased an aggregate U.S.$300 million nominal amount of 6.75% Senior Notes due 2020.

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

The net positive effect of exchange rate changes was €505 million in 2015 compared to €633 million in 2014.

Disposed of or discontinued operations. Cash provided by discontinued operations was €41 million in 2015 compared to €170 million of cash used in 2014, both related to the disposal of our Enterprise business in 2014.

Capital resources

Resources. Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt in various forms and credit facilities, including the Nokia Revolving Liquidity Support Facility and the Nokia Revolving Credit Facility. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of our credit quality by lenders and investors; and the debt market conditions generally.

Given current conditions, access to the debt markets may not be relied upon at any given time. Also, although our on-going operations generated positive cash flow in 2015, this had not been the case in the previous years. Our cash, cash equivalents and marketable securities, including short-term investments, amounted to €6,531 million as of December 31, 2015. Although approximately €1,700 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China) that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

Nokia Revolving Liquidity Support Facility.

On February 3, 2016, Nokia Corporation and Alcatel Lucent USA Inc. entered into a U.S.$2 billion Facility, which comprises:

•	Facility A, for U.S.$686 million, with a maturity date of June 30, 2017;

•	Facility B, for U.S.$546 million, with a maturity date of December 31, 2019; and

•	Facility C, for U.S.$768 million, with a maturity date of November 15, 2020.

Applicable interest rate is 2.40% per annum on drawn amounts. The commitment fee is 30% of 2.40% on available undrawn amounts.

The Facility was made available to Alcatel Lucent USA Inc. to finance the redemption of U.S.$700 million of its 6.750% Senior Notes due 2020, U.S.$500 million of its 8.875% Senior Notes due 2020, and U.S.$650 million of its 4.625% Senior Notes due 2017 (together, the “Notes”), including any related fees, costs and expenses, as well as for general purposes of the Alcatel Lucent Group. The Notes were redeemed in February, 2016.

Borrowings under the Facility rank pari passu with all other unsecured and unsubordinated indebtedness of Alcatel Lucent USA Inc.. The Facility does not contain any financial covenants. It does contain certain undertakings of Alcatel Lucent USA Inc. (including, for example, certain negative covenants, such as with respect to guarantees, indemnities and financial indebtedness), but none of these undertakings prevent the Borrower from engaging in any activities which would have been permitted under the indentures relating to the Notes.

Nokia Revolving Credit Facility

On April 13, 2016, Nokia Corporation and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term.

Applicable interest rate is EURIBOR plus a 0.95% margin per annum on drawn amounts. A utilization fee of 0.10%, 0.20% or 0.40% per annum depending on the level of use of the facility, is also applicable. The commitment fee is 35% of 2.40% on available undrawn amounts.

This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations.

Borrowings under the Revolving Credit Facility rank pari passu with all other unsecured and unsubordinated indebtedness of Alcatel-Lucent Participations. The Facility does not contain any financial covenants.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

2013 Syndicated Bank Credit Facility.

On December 17, 2013, we had obtained a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of funds under the credit facility was not dependent upon Alcatel Lucent’s credit ratings. Alcatel Lucent’s ability to draw on the credit facility was conditioned upon compliance with a financial covenant linked to the Group’s capacity to cover its interest charges. Alcatel-Lucent USA Inc. and some subsidiaries of the Group had provided senior unsecured guarantees in respect of this revolving credit facility.

This revolving credit facility was cancelled on February 9, 2016. It had never been drawn prior to its termination.

March 2015 Credit Facility Agreement.

On March 18, 2015, in conjunction with the acquisition of the equity in ALDA Marine owned by our joint venture partner, Alcatel-Lucent Submarine Networks (ASN) entered into a €86 million credit facility agreement with a seven year maturity that was fully drawn at that date. Three vessels are subject to a mortgage under the credit facility.

6.75% Senior Notes due November 2020.

On September 2, 2015, Alcatel Lucent USA Inc. accepted for purchase an aggregate principal amount of U.S.$300 million of its 6.75% Senior Notes due November 2020, pursuant to its offer to purchase for cash up to U.S.$300 million. The purchase price of the Notes was U.S.$1,080 per U.S.$1,000 principal amount of Notes, plus accrued and unpaid interest. The Notes repurchased by Alcatel Lucent USA Inc. were cancelled. Consequently, the outstanding principal amount for these 6.750% Notes was U.S.$700 million as of December 31, 2015.

On February 10, 2016, Alcatel Lucent USA Inc. completed the redemption in full of the outstanding U.S.$700 million principal amount of the 6.75% Senior Notes due 2020. The redemption payment was U.S.$765 million, including the applicable premium of U.S.$54 million and accrued and unpaid interest of U.S.$11 million.

8.875% Senior Notes due January 2020.

On February 10, 2016, Alcatel Lucent USA Inc. completed the redemption in full the outstanding U.S.$500 million principal amount of its 8.875% Senior Notes due 2020. The redemption payment was U.S.$542 million, including the applicable premium of U.S.$37 million and accrued and unpaid interest of U.S.$5 million.

OCEANE Convertible Bonds due 2018 / 2019 / 2020.

On July 3, 2013, we issued convertible/exchangeable bonds (OCEANE) due July 1, 2018 for a nominal value of €629 million. The bonds bore interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. At our option, the bonds were subject to early redemption under certain conditions. These bonds are no longer outstanding (see below).

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

The bonds due 2019 and 2020 bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30th, and July 30th, commencing January 30, 2015. At our option, the bonds may be subject to early redemption under certain conditions.

On January 22, 2016, we informed the holders of OCEANE 2018, OCEANE 2019 and OCEANE 2020 of their right to request an early redemption of their OCEANE in the context of the Nokia Offer, the result of which constitutes a change of control within the meaning of the OCEANE prospectuses. Holders of 7,393,369 OCEANE 2019 and 1,751,000 OCEANE 2020 requested early repayment.

In addition, in late 2015 and early 2016, 206,784,349 OCEANE 2018, 37,880,652 OCEANE 2019 and 16,138,206 OCEANE 2020 were tendered into the Nokia Offer, and in early 2016 4,795,096 OCEANE 2018, 19,971,720 OCEANE 2019 and 56,644,832 OCEANE 2020 were tendered into the reopened Nokia Offer. On February 12, 2016, Nokia converted all of the OCEANE tendered in the offer into Nokia Corporation shares.

On March 21, 2016, the 421,910 OCEANE 2018 remaining outstanding were redeemed. As of the date of this report, there are no OCEANE 2018 outstanding.

As of March 31, 2016, as a result of the transactions described above, the remaining outstanding OCEANE 2019 amount to €367 million, and the remaining outstanding OCEANE 2020 amount to €109 million.

4.625% Senior Notes due July 2017.

On February 10, 2016, Alcatel Lucent USA Inc. completed the redemption in full of the outstanding U.S.$650 million principal amount of its 4.625% Senior Notes due 2017. The redemption payment for the 4.625% Notes was U.S.$685 million, including the applicable premium of U.S.$31 million and accrued and unpaid interest of U.S.$3 million.

8.50% Senior Notes due January 15, 2016.

In March 2015, a nominal amount of €2 million of our Senior Notes due 2016 was bought back and cancelled for a cash amount of €2 million. As a result, the outstanding principal amount for these 8.50% Notes was €190 million as of December 31, 2015. On January 15, 2016, we repaid on the maturity date the €190 million outstanding under our 8.50% Senior Notes.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

Credit rating

As of the date of filing of this report, the credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook

Moody’s:
Alcatel-Lucent S.A.	B2	B2/B3 (1)	Not Prime	Review for upgrade	August 28, 2015	April 20, 2015
Alcatel-Lucent USA Inc.	n.a.	B2 (2)	n.a	Review for upgrade	August 28, 2015	April 20, 2015
Standard & Poor’s:
Alcatel-Lucent S.A.	BB+	BB+	B	Positive	March 21, 2016	March 21, 2016

Alcatel-Lucent USA Inc.	BB+	BB+	n.a	Positive	March 21, 2016	March 21, 2016

(1)	The OCEANE due 2018, the OCEANE due 2019 and the OCEANE due 2020 are rated B3; all other long-term debt issued by Alcatel-Lucent is rated B2.

(2)	The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes were each rated B2 at the time of their redemption. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

Moody’s: On August 28, 2015, Moody’s upgraded Alcatel-Lucent’s Corporate Family rating to B2 from B3, the convertible notes (OCEANE) ratings to B3 from Caa1, and the senior unsecured ratings to B2 from B3. All ratings remain on review for upgrade.

On April 20, 2015, Moody’s placed on review for upgrade all of Alcatel-Lucent’s ratings.

On November 17, 2014, Moody’s changed the outlook on Alcatel-Lucent and Alcatel-Lucent USA Inc to positive from stable, and affirmed the B3 ratings.

The rating grid of Moody’s ranges from Aaa, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent’s Corporate Family rating, the Alcatel-Lucent long-term debt, the OCEANE 2019 and 2020, and the Alcatel-Lucent USA Inc. rated long-term debt, are rated in the B category, which includes B1, B2 and B3 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Standard & Poor’s: On March 21, 2016, Standard & Poor’s raised its long-term corporate ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to BB+ from B+, with positive outlook. The ratings on the debt issued by Alcatel-Lucent and Alcatel-Lucent USA Inc. were also raised to BB+ from B+, and the B short-term corporate credit rating on Alcatel-Lucent was affirmed.

On August 5, 2015, Standard and Poor’s raised its long-term corporate credit ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to B+ from B, as well as on the debt issued by Alcatel-Lucent and Alcatel-Lucent USA. All ratings remain on CreditWatch with positive implications.

On April 17, 2015, Standard & Poor’s placed Alcatel-Lucent ratings on CreditWatch with positive implications.

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

Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s Corporate Family rating, as well as their long term debt are rated B+, which is in the B category.

Standard & Poor’s gives the following definition to the BB category: “An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.”

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

Restructuring plans.

Through The Shift Plan, we reduced our fixed-cost base by €1,031 million in 2015 compared to our 2012 cost base through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity. For the year ended December 31, 2015, we expensed €306 million of restructuring costs for these actions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and capital resources

Short-term debt.

As of December 31, 2015, we had €579 million of short-term financial debt outstanding.

Long-term debt and total financial debt.

As of December 31, 2015, we had €4,632 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €5,211 million, compared to €5,277 million as of December 31, 2014.

Cash flow outlook.

We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €6,531 million as of December 31, 2015, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

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

Contractual obligations

We have certain contractual obligations that extend beyond 2015. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations as of December 31, 2015 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2016	2017-2018	2019-2020	2021 and after	Total

Financial debt (excluding finance leases)	559	1,103	2,037	1,484	5,183

Finance lease obligations	20	8	-	-	28

Equity component of convertible bonds	-	46	139	-	185

Unconditional purchase obligations (1)	27	94	173	53	347

Sub-total - included in statement of financial position	606	1,251	2,349	1,537	5,743

Finance costs on financial debt	241	396	276	2	915

Operating leases	151	200	138	135	624

Commitments to purchase fixed assets	33	-	-	-	33

Other unconditional purchase obligations (2)	737	566	290	110	1,703

Sub-total - commitments not included in statement of financial position	1,162	1,162	704	247	3,275

Total contractual obligations (3)	1,768	2,413	3,053	1,784	9,018

(1)	On April 1, 2015, we terminated certain existing license agreements and entered into two new license agreements with Qualcomm with terms ranging from 6 to 10 years, which were accounted for as intangible assets at their discounted value. Total commitments amounted to €347 million as of December 31, 2015. On February 4, 2016, Qualcomm notified us that they were exercising their right to terminate one of these two license agreements with immediate effect upon the closing of the Nokia Offer. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of €278 million (U.S.302.5 million) payable to Qualcomm within 30 days of termination.

(2)	Of which €425 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €438 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 23 to our consolidated financial statements).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments

Off-balance sheet commitments

On December 31, 2015, our off-balance sheet commitments and contingencies amounted to €2,056 million, consisting primarily of €1,368 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,056 million is approximately €184 million in customer financing commitments provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2015	2014	2013

Guarantees given on contracts made by the Group	1,368	1,637	1,180

Discounted notes receivable with recourse (1)	-	-	-

Other contingent commitments (2)	688	737	671

Sub-total -contingent commitments	2,056	2,374	1,851

Secured borrowings (3)	-	2	8

Total (4)	2,056	2,376	1,859

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20 to our consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 23 to our consolidated financial statements for a summary of our expected contributions to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2015 consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained. For more information concerning contingencies, see Note 31 to our consolidated financial statements.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2015 (nil as of December 31, 2014 and as of December 31, 2013).

Outsourcing transactions

No significant outsourcing agreement was signed in 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Contractual obligations and off-balance sheet contingent commitments

Outsourcing transaction with Accenture

On February 28, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting functions. This agreement supplements two similar service agreements regarding human resources and information technology. Each of the three corporate functions covered by our agreements with Accenture is called a “tower”. The Accenture agreements are expected to generate cost savings over the contract period, and cover: data processing services (back office) in finance, accounting and human resources, as well as IT services, support and maintenance of IT applications in the countries in which we operate.

Overall, we are committed to purchase approximately €757 million of Accenture goods and services until the end of 2020. As of December 31, 2015, the remaining total purchase commitment was €438 million, which amount is included in the contractual payment obligations table above in the line “Unconditional purchase obligations”.

Outsourcing transaction with HCL Technologies

On July 1, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain legacy technologies. This contract is expected to generate cost savings over the contract period in R&D development and in the maintenance domain. As part of an initial three year transition and transformation phase, we are committed to restructuring those activities, which is estimated to cost €40 million.

Overall, we are committed to purchase approximately €276 million of HCL services until 2021, of which €186 million remained to be purchased as of December 31, 2015, and such remaining amount is included in the contractual payment obligations table above in the line “Unconditional purchase obligations”.

Outsourcing transaction with Hewlett Packard

On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (HP), with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we committed to restructure our IT/IS operations and in this connection we recognised restructuring costs of €263 million between 2010 and 2015. All related restructuring projects were completed by the end of 2015.

As part of the transfer of resources, in 2010 we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €10 million finance lease obligation as of December 31, 2015 (€3 million as of December 31, 2014 and €10 million as of December 31, 2013).

The overall arrangement with HP included our commitment to purchase approximately €514 million of HP goods and services. We satisfied this commitment by the end of 2014.

Also as part of the overall arrangement, the following commitments with remaining balances were included in the HP agreement:

•	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by us from HP and/or any HP affiliates over ten years, for a total amount revised to €1,422 million (previously €1,408 million) and with a remaining commitment of €411 million as of December 31, 2015; and

•	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, with a remaining commitment of €14 million as of December 31, 2015

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2015.

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

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us. We establish provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (NCNR) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into our products. In 2015, we recorded a charge of €3 million for excess inventory commitments with our EMS providers compared to a charge of €32 million in 2014 (and a charge of €26 million in 2013).

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

Letter of Indemnity in favor of Louis Dreyfus Armateurs

During the first half of 2011, we provided a letter of Indemnity (LOI) in favor of Louis Dreyfus Armateurs (LDA), our former co-venturer in Alda Marine at the time, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2015.

Specific commitments - Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s separation agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €2 million as of December 31, 2015 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2015 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$7 million of lease obligations as of December 31, 2015 (U.S.$7 million of lease obligations as of December 31, 2014 and U.S.$23 million of lease obligations as of December 31, 2013), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

As of December 31, 2015, net of reserves, we had an exposure of €84 million under drawn customer-financing arrangements. In addition, as of December 31, 2015, we had further commitments to provide customer financing for €89 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

Capital expenditures

Each year we incur a certain level of capital expenditures in maintenance and innovation. In 2015, our capital expenditures amounted to €580 million, including €203 million of capitalization of development costs. We believe that our current cash, cash equivalents and marketable securities and funding arrangements provide us with adequate flexibility to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will need to reevaluate our capital expenditure priorities appropriately.

As of December 31, 2015, our contractual obligations for capital expenditures amounted to €33 million.

6.6	Qualitative and quantitative disclosures about market risks

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

Derivative financial instruments held by us at December 31, 2015 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest portion of our issued debt is in euro and U.S. dollar. We use cross-currency interest rate derivatives to convert a part of our U.S. dollar fixed rate debt into euro fixed rate debt in order to cover the currency risk.

Counterparty risk

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. More than 95% of our counterparties were classified in the investment grade category as of

December 31, 2015. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

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

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Qualitative and quantitative disclosures about market risks

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% fall or rise for 2015 and 2014, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2015				December 31, 2014

(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (1)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (1)	Fair value variation if rates rise by 1%

Assets

Marketable securities	1,626	1,626	(4)	4	1,672	1,672	(2)	2

Cash and cash equivalents (2)	4,905	4,905	-	-	3,878	3,878	-	-

Liabilities

Convertible bonds	(1,302)	(2,270)	(32)	31	(1,498)	(2,346)	(55)	53

Non convertible bonds	(3,283)	(3,509)	(218)	196	(3,198)	(3,372)	(229)	205

Other financial debt	(626)	(625)	-	-	(581)	(581)	-	-

Derivative interest rate instruments - other current and non-current assets	4	4	93	115	1	1	37	13

Derivative interest rate instruments - other current and non-current liabilities	-	-	-	-	-	-	-	-

Loan to co-venturer - financial asset	-	-	-	-	-	-	-	-

Debt/cash position before FX derivatives	1,325	131	(161)	346	274	(748)	(249)	273

Derivative FX instruments on financial debt - other current and non-current assets	158	158	-	-	123	123	-	-

Derivative FX instruments on financial debt - other current and non-current liabilities	(74)	(74)	-	-	(71)	(71)	-	-

DEBT/CASH POSITION	1,409	217	(161)	346	326	(696)	(249)	273

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2015.

Fair value hedge and cash flow hedge

The ineffective portion of changes in fair value hedges and cash flow hedges was nil at December 31, 2015, as was the case at December 31, 2014.

Net investment hedge

At each of December 31, 2015 and 2014, there were no derivatives that qualified as investment hedges.

Equity risks

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our Shareholders’ Meeting held on May 26, 2015.

We do not currently have any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 26 to our consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Legal Matters

6.7	Legal Matters

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

Costa Rican actions

In early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT (CIT), a French subsidiary now called Alcatel-Lucent International, or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million.

On June 30, 2015, Alcatel-Lucent, Alcatel-Lucent International (that is, the former CIT) and Alcatel-Lucent Trade International AG signed a settlement agreement with ICE in full and final settlement of all litigation between the parties, and more specifically the following court proceedings:

•	civil claim filed by ICE against CIT, among others, in the context of the criminal proceedings brought against various Costa Rican individuals as a consequence of the 2004 bribery allegations;

•	claim filed by CIT against ICE in October 2008 regarding ICE’s termination of the contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM contract”); and

•	civil claim filed by ICE in May 2012 against Alcatel-Lucent, CIT and Alcatel-Lucent Trade International AG for damages on the basis of the corruption matter that was investigated by and settled with the Costa Rican and the United States authorities.

As part of the settlement agreement, Alcatel-Lucent International agreed to pay ICE a total settlement amount of U.S.$10 million, through a combination of a cash payment and of set-off against certain accounts receivable. ICE and Alcatel-Lucent filed joint requests with the various Costa Rican Courts seeking dismissal of the three cases.

The parties also requested the Court handling the claim relating to the 400KL GSM contract to release and transfer to Alcatel-

Lucent International the U.S.$ 15 million performance bond posted by it that had been held in an escrow account by the Court. This amount was fully paid to Alcatel-Lucent International in August 2015. All three cases were dismissed by the respective competent Court. There is no longer any pending litigation with ICE concerning the 2004 bribery allegations in Costa Rica or anywhere else.

Investigation and action in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent and/or its subsidiaries in Costa Rica and French Polynesia.

With respect to Costa Rica, the French authorities are conducting an investigation with regard to alleged acts of corruption prior to 2004 (the same events that gave rise to criminal procedures in both Costa Rica and the United States and that were settled prior to 2012).

The matter with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (ASN), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (OPT). The matter went to trial in early February of 2016 and by a decision of March 22, 2016, the Tribunal of Papeete acquitted all defendants for lack of evidence as to the existence of any unlawful act. The prosecutor has filed an appeal of the decision.

Investigations in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (ALU Nigeria) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (ASB), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (CMEC). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and we conducted an internal review into this matter.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Legal Matters

b/ Other proceedings

Legal proceeding on the pension fund in the Netherlands

Upon termination of the administration agreement relating to the pension fund for the Alcatel-Lucent employees in the Netherlands on December 31, 2011, the pension fund administrator filed a claim against our Dutch subsidiary with the District Court in The Hague for up to €182 million in damages to compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. On September 9, 2014, the Court of Justice upheld the District Court’s decision to dismiss the lawsuit. On December 9, 2014 the pension fund filed a cassation request (to set aside the decision) with the Dutch High Council. A decision by the Council is expected in the second quarter of 2016. No reserve has been booked in this matter.

c/ Effect of the various proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Section 6.8.

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

No significant new litigation has been commenced since December 31, 2015.

6.8	Research and development - expenditures

In 2015, 16.9% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2,406 million before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, which represents an increase of 9.4% from the €2,200 million spent in 2014, and an increase as a percent of revenues, from 16.7% in 2014. In 2015, legacy R&D spending represented 13% of total R&D, compared to 17% in 2014, exceeding our target of 15% by 2015 as part of The Shift Plan.

Corporate Governance	7

7.1	Chairman’s corporate governance report	78

7.2	Regulated agreements	120

7.3	Alcatel Lucent Code of Conduct	121

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
to the compensation policy and commitments concerning retirement for the Executive Directors and long-term compensation mechanisms for the Executive Directors;

•	the attendance of shareholders at the Shareholders’ Meetings and the information required by Article L. 225-100-3 of the French Commercial Code which may have an effect in the event of a takeover bid, in Sections 10.1.2 “Specific provisions of the bylaws and of law”, 10.1.3 “Elements which could have an impact in case of public tender offer (information required by Article L. 225-100-3 of the French Commercial Code)”, 10.2 “Capital” and 10.5 “Shareholders’ Meetings”.

7.1	Chairman’s corporate governance report

7.1.1	Management bodies of the Company

7.1.1.1 The Board of Directors

Following the success of the Nokia Offer (as defined in Section 4.2 “History and development”, sub-section “Recent events – Update on the Nokia transaction and related matters – Initial and Reopened Offer”), the composition of our Board of Directors was modified on January 8, 2016 to reflect the new ownership of the capital of the Company.

Mr. Jean C. Monty, Mr. Louis R. Hughes, Mr. Olivier Piou, Mr. Stuart E. Eizenstat, Mrs. Kim Crawford Goodman and Mr. Francesco Caio resigned as Directors of Alcatel Lucent.

Mr. Risto Siilasmaa, Mr. Rajeev Suri, Mr. Timo Ihamuotila, Ms. Maria Varsellona and Mr. Samih Elhage were co-opted to the Board of Directors, in accordance with the recommendation of the Corporate Governance and Nominating Committee. Such co-optations are subject to the ratification of the shareholders of the Company at the coming 2016 Shareholders’ Meeting.

The new Board is thus composed of:

Philippe Camus

Chairman of the Board of Directors and interim Chief Executive Officer (since September 1, 2015)

Director (not independent)

Jean-Cyril Spinetta

Independent Director

Honorary Chairman of Air-France KLM

Carla Cico

Independent Director

Sylvia Summers

Independent Director

Risto Siilasmaa (1)

Director (not independent)

Chairman of the Board of Directors of Nokia Corporation

Rajeev Suri (2)

Director (not independent)

President and Chief Executive Officer (CEO) of Nokia Corporation

Maria Varsellona (3)

Director (not independent)

Chief Legal Officer of Nokia Corporation

Samih Elhage (4)

Director (not independent)

President of Mobile Networks of Nokia Corporation

Timo Ihamuotila (5)

Director (not independent)

Chief Financial Officer of Nokia Corporation

(1)	Mr. Risto Siilasmaa was co-opted as member of the Board of Directors on January 8, 2016 to replace Mr. Stuart E. Eizenstat.

(2)	Mr. Rajeev Suri was co-opted as member of the Board of Directors on January 8, 2016 to replace Mr. Louis R. Hughes.

(3)	Ms. Maria Varsellona was co-opted as member of the Board of Directors on January 8, 2016 to replace Mrs. Kim Crawford Goodman.

(4)	Mr. Samih Elhage was co-opted as member of the Board of Directors on January 8, 2016 to replace Mr. Francesco Caio.

(5)	Mr. Timo Ihamuotila was co-opted as member of the Board of Directors on January 8, 2016 to replace Mr. Olivier Piou.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Laurent du Mouza (1)(2)

Board Observer

Member of the Supervisory Board of the FCP AN “Actionnariat Nokia” (formerly FCP 2AL “Actionnariat Alcatel-Lucent”)

Gilles Le Dissez (2)

Board Observer

Chairman of the Supervisory Board of the FCP AN “Actionnariat Nokia” (formerly FCP 2AL “Actionnariat Alcatel-Lucent”)

Barbara Larsen

Secretary to the Board of Directors

General Counsel

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

Director Securities & Corporate Law

(1)	The mandate of Mr. Bertrand Lapraye expiring at the end of the Shareholders’ Meeting held on May 26, 2015, at that meeting Mr. Laurent du Mouza was appointed as Board Observer for a three-year term, that is, until the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the year ending on December 31, 2017.

(2)	Messrs. Laurent Du Mouza and Gilles Le Dissez are deemed to have resigned on January 7, 2016, since they were no longer members of a mutual fund formed in connection with a Company savings plan in which the Company or an affiliate is a participant and with Company shares constituting at least 75% of its portfolio. Indeed, the Company shares held by the FCP 2AL were tendered to the initial Nokia Offer and the FCP 2AL does not hold any shares of the Company since January 7, 2016. However, until the status of the Board Observers is reconsidered at the next Shareholders’ Meeting, Messrs. Laurent Du Mouza and Gilles Le Dissez still participate in the meetings of the Board of Directors on a consultative basis.

Until January 8, 2016, our Board of Directors consisted of 10 Directors (1) appointed for 3 years, 9 of whom were independent according to the criteria of the AFEP-MEDEF code of corporate governance for listed companies, as amended in November 2015 (“AFEP-MEDEF Code”; see Section 7.1.2.3 “AFEP-MEDEF Code” for more information), and 2 Board Observers who participate in the meetings on a consultative basis.

Philippe Camus

Chairman of the Board of Directors, interim CEO (since September 1, 2015 (2)) and Director (not independent)

Jean C. Monty

Vice-Chairman of the Board of Directors and Independent Director

Francesco Caio

Independent Director

Chief Executive Officer of Poste Italiane

Carla Cico

Independent Director

Stuart E. Eizenstat

Independent Director

Chair International Trade & Finance of Covington & Burling LLP

Kim Crawford Goodman

Independent Director

Louis R. Hughes

Independent Director

Chairman of InZero System

Sylvia Summers (3)

Independent Director

Olivier Piou

Independent Director

CEO of Gemalto

Jean-Cyril Spinetta

Independent Director

Honorary Chairman of Air-France KLM

Laurent du Mouza

Board Observer

Member of the Supervisory Board of the

FCP 2AL “Actionnariat Alcatel-Lucent”

Gilles Le Dissez

Board Observer

Chairman of the Supervisory Board of the

FCP 2AL “Actionnariat Alcatel-Lucent”

Barbara Larsen

Secretary to the Board of Directors

General Counsel

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

Director Securities & Corporate Law

(1)	Mrs. Véronique Morali resigned as Director on July 15, 2015.

(2)	Mr. Michel Combes was Chief Executive Officer until August 31, 2015.

(3)	Mrs. Sylvia Summers was appointed as Director at the Shareholders’ Meeting of May 26, 2015.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Following the Board meeting of January 8, 2016, our Board of Directors consists of 9 Directors, 3 of whom are women, representing 7 different nationalities and with an average of 55 years of age. The term of office is three years and, in compliance with the AFEP-MEDEF Code, the renewal of the terms of office as Director is staggered. One third of the members of the Board of Directors has been renewed each year since 2013 (see

Section 7.1.4.2 “Corporate Governance and Nominating Committee”).

The Board of Directors consists of 9 Directors, 3 of whom are women, representing 7 different nationalities

Directors	Positions	Age	Independence (1)	Nationality	Expiration of mandate

Mr. Camus	Chairman - CEO	67	No	French	SM 2016

Mr. Spinetta	Director	72	Yes	French	SM 2017

Mrs. Cico	Director	55	Yes	Italian	SM 2016

Mrs. Summers	Director	63	Yes	French-American	SM 2018

Mr. Suri	Director (2)	48	No	Singaporean	SM 2018

Mr. Elhage	Director (2)	54	No	Lebanese-Canadian	SM 2017

Mr. Siilasmaa	Director (2)	49	No	Finnish	SM 2018

Ms. Varsellona	Director (2)	45	No	Italian	SM 2017

Mr. Ihamuotila	Director (2)	49	No	Finnish	SM 2018

(1)	Independence of the Directors pursuant to the AFEP-MEDEF Code.

(2)	Co-optation subject to ratification by the shareholders at the Shareholders’ Meeting to be held in 2016.

7.1.1.2  The Committees of the Board of Directors

Due to the changes made to the composition of our Board of Directors on January 8, 2016, our Board of Directors now has five specialized Committees which examine matters falling within the competence of the Board and provide their views and proposals to the Board. These Committees are composed as follows:

Committee of Independent Directors (1)

Jean-Cyril Spinetta, Chairman of the Committee

Carla Cico

Sylvia Summers

Audit and Finance Committee

Sylvia Summers, Chairman of the Committee

Carla Cico

Jean-Cyril Spinetta

Corporate Governance and Nominating Committee

Jean-Cyril Spinetta, Chairman of the Committee

Carla Cico

Maria Varsellona

Compensation Committee

Jean-Cyril Spinetta, Chairman of the Committee

Sylvia Summers

Risto Siilasmaa

Technology Committee

Rajeev Suri, Chairman of the Committee

Philippe Camus

Risto Siilasmaa

The role and the organization of these five Committees are detailed in Section 7.1.4 “Powers and activity of the Board of Directors’ Committees.”

(1)	The Committee of Independent Directors was created by decision of the Board of Directors on January 8, 2016.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

7.1.1.3  The Management Committee and the Leadership team

Following the success of the Nokia Offer, the composition of the Management Committee was modified. As of April 26, 2016, the Management Committee includes the managers from the transversal functions and corporate functions, that is:

•	Philippe Camus, Chief Executive Officer

•	Olivier Durand, Chief Financial Officer

•	Barbara Larsen, General Counsel

•	Philippe Guillemot, Chief Operating Officer

The Management Committee is mainly responsible for the strategy and organization of the Alcatel Lucent Group, the policies to be implemented, the long-term financial planning and the human resources strategy. It is responsible for supervising the implementation of the Group plans and projects, monitoring the performance of each segment of activity and allocating the resources between these different segments.

Until January 8, 2016 the Leadership team included:

The Chief Executive Officer: Michel Combes, followed from September 1, 2015, by Philippe Camus

The managers of the business lines:

•	Basil Alwan (IP Routing & Transport)

•	Bhaskar Gorti (IP Platforms)

•	Dave Geary (Wireless)

•	Frederico Guillén (Fixed Networks)

The managers of transversal functions:

•	Philippe Guillemot (Operations)

•	Philippe Keryer (Strategy & Innovation)

•	Michel Combes (Sales) (until August 31, 2015 (1))

The managers of corporate functions:

•	Nicole Gionet (Human Resources)

•	Tim Krause (Marketing)

•	Jean Raby (Finance and Legal).

The managers of the transversal functions and corporate functions, together with the Chief Executive Officer, formed the Management Committee, which consisted of 6 members. Since January 8, 2016, there is no longer a Leadership team identified as such, but only a Management Committee.

Appointments as members of the Leadership and of the Management Committee during fiscal year 2015 and in 2016

Mr. Philippe Camus replaced Mr. Michel Combes as interim CEO as from September 1, 2015.

Mr. Bhaskar Gorti became manager of IP Platforms on January 12, 2015, to replace Mr. Andrew McDonald.

Mr. Olivier Durand replaced Mr. Jean Raby as Chief Financial Officer since March 1, 2016.

Outgoing members of the Leadership team and of the Management Committee during fiscal year 2015 and in 2016

Mr. Michel Combes was a member of the Leadership team and of the Management Committee until August 31, 2015.

Mr. Andrew McDonald was a member of the Management Committee until January 12, 2015 and was replaced by Mr. Bhaskar Gorti.

Mr. Jean Raby was a member of the Management Committee until February 29, 2016.

(1)	As from September 1, 2015, this position ceased to exist as a separate function and the Operations division took charge of the sales functions.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Information on the Current Directors and Board Observers

Philippe CAMUS

Chairman of the Board of Directors - interim CEO (1)

Born on June 28, 1948, French citizen

First appointment: 2008 - Term of the mandate: 2016

Alcatel Lucent shareholding: 28,083 ordinary shares

Business Address: Alcatel Lucent 148/152 route de la Reine 92100 Boulogne-Billancourt France

Current directorships and professional positions

•	In France: Chairman of the Board of Directors and interim CEO(1) and Member of the Technology Committee of Alcatel Lucent*, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).

•	Abroad: Chief Executive Officer of Keynolt Inc., Chairman of the Board of Directors of Aptamir Inc., Senior Advisor of Evercore Partners Inc.*

Directorships and executive positions held over the last 5 years, now ended

•	In France: Co-managing Partner of Lagardère Group*, Member of the Supervisory Board of Lagardère Active and of Lagardère Services, Director of Éditions P. Amaury, Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée - Arco.

•	Abroad: Director of Cellfish Media LLC (2), Chairman and CEO of Lagardère North America Inc., Director of Schlumberger* and Director of Lagardère Unlimited Inc.

Career

•	Philippe Camus was appointed Chairman of the Board of Alcatel Lucent in October 2008. In view of the proposed combination with Nokia and for the duration of the transition period, Philippe Camus was appointed Chairman and interim CEO as from September 1, 2015. Philippe Camus is Senior Advisor of Evercore Partners. Philippe Camus left the Lagardère Group in 2012. He was co-managing partner of the Lagardère Group and Chairman and CEO of Lagardère North America. He began his career in 1972 in the Finance Department of the Caisse des Dépôts et Consignations. After being Financial Analyst and Portfolio Manager, he was appointed Head of the Fixed Income Directorate in 1976. Under his leadership, the Caisse des Dépôts et Consignations improved its operating efficiency on the bond market generating higher profit and modernizing the French bond market. He joined the Lagardère Group in 1982 as Executive Chairman of the Finance Committee of the Matra Group until 1992 and Chairman of the Supervisory Board of Banque Arjil until 1993. He was appointed Managing Director of the Lagardère Group in 1993 and was co-managing partner of Lagardère SCA from 1998 to June 2012. As Managing Director of Lagardère, he managed the restructuring of the Matra Group (Aerospace and High Technology) by implementing a tight financial and reporting governance structure and by divesting units to focus the activities on the core business. He personally managed every acquisition, merger, partnership or divestiture realized by Matra from 1982 until 1998. Starting in 1986, he led the transformation of Matra and Hachette into an integrated company, thus founding the Lagardère Group. As part of this, he managed the rescue of the Hachette Group after the bankruptcy of one of its ventures in television broadcasting (La Cinq). His expertise in international negotiations and management, led him to conduct and oversee the work bringing to the creation of EADS (now Airbus Group), the 2nd largest aerospace company worldwide. First named Chief Operating Officer, then Chief Executive Officer of Aérospatiale - Matra in 1999, he was Chief Executive Officer of EADS from 2000 until 2005. Philippe Camus was a member of the French supervisory authority for the financial markets from 1996 to 2001. He is a board member of the Institut d’Expertise et de Prospective of the Ecole Normale Supérieure and has been President of GIFAS (French Aerospace Industries Association) from 2001 to 2005. He was a director of Crédit Agricole SA from 2005 to 2009 and of the Accor Group from 2006 to 2008. He was a director of Schlumberger from 2007 to April 2012. In July 2005, Philippe Camus was made Officier of the French Légion d’Honneur and in May 2004, he was awarded the Cross of the German Merit Order (Verdienstkreuz - 1 Klasse). Philippe Camus has an Economics and Finance degree from the Institut d’Etudes Politiques de Paris, a Physics degree from the Ecole Normale Supérieure (rue d’Ulm) and a doctorate in Actuarial Sciences.

•	Expertise: 44 years in banking, finance, insurance and 17 years in the industrial sector.

*	Listed company

(1)	Appointed as interim CEO as from September 1, 2015.

(2)	Mandate expired in 2015.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Carla CICO Independent Director Born on February 21, 1961, Italian citizen First appointment: 2010 - Term of the mandate: 2016 Alcatel Lucent shareholding: 36,786 ordinary shares	Business Address: Strada Castellana 30/A 37128 Verona Italy

Current directorships and professional positions

•	In France: Independent Director, Member of the Committee of the Independent Directors, Member of the Audit and Finance Committee and Member of the Corporate Governance and Nominating Committee of Alcatel Lucent*.

•	Abroad: Independent Director and Member of the Corporate Governance and Nomination Committee of Allegion*.

Directorships and executive positions held over the last 5 years, now ended

•	In France: Member of the Technology Committee of Alcatel Lucent*(1).

•	Abroad: Chief Executive Officer of Ambrosetti Consulting (China), Independent Director, Member of the Corporate Governance Committee and Member of the Related Party Committee of World Duty Free*, Chief Executive Officer of Rivoli S.p.A. (Italy), Director of EPTA (2).

Career

•	Graduate from London Business School (MBA), University of London (MSE) and University of Venice, Italy (Oriental languages), from 1987 to 1992, she led the expansion of Italtel, the Italian telecom equipment provider into China’s market as its Beijing-based Chief Representative and from 1993 to 1994, she was a representative of IRI (Istituto per la Ricostruzione Industriale) in its Beijing office. From 1995 to 1999, she was an international director of business operations for Stet International. She was cited as one of the Most Powerful Women in International Business, Forbes (1994) and Fortune (1995). From 2001 to 2005, she was CEO of Brazil Telecom. In Reuters Institutional Investor Research (2003), she was selected as the Best Chief Executive Officer in the Telecommunications Sector in Latin America. From 2007 to 2009, she was CEO of the Chinese subsidiary of Ambrosetti Consulting based in Beijing. Carla Cico was from 2010 to 2012, the CEO of Rivoli S.p.A, an infrastructure Company with operations both in Italy and abroad.

•	Expertise: 29 years in the industry sector.

*	Listed company

(1)	Position held until January 7, 2016.
(2)	Mandate expired in 2015.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Jean-Cyril SPINETTA Independent Director Born on October 4, 1943, French citizen First appointment: 2006 - Term of the mandate: 2017 Alcatel Lucent shareholding: 36,622 ordinary shares	Business Address: Alcatel Lucent 148/152 route de la Reine 92100 Boulogne-Billancourt France

Current directorships and professional positions

•	In France: Independent Director, Chairman of the Committee of Independent Directors, Chairman of the Corporate Governance and Nominating Committee, Chairman of the Compensation Committee and Member of the Audit and Finance Committee of Alcatel Lucent*, Honorary Chairman of Air France-KLM*.

Directorships and executive positions held over the last 5 years, now ended

•	In France: CEO and Chairman of the Board of Directors of Air France-KLM*, Chairman of Air France, Director of the Compagnie de Saint-Gobain*, Chairman of the Supervisory Board of Areva*, Director of La Poste and Director of Gaz de France Suez*, Chairman of the Conseil National Education Economie, Member of the Advisory Board of Paris Europlace.

•	Abroad: Director of Alitalia CAI, Member of the Board of Governors of IATA.

Career

•	A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration (Charles de Gaulle class, 1970-1972), he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-1978), chargé de mission to the General Secretariat of the Government (1978-1981), head of the Information Department of Prime Minister Pierre Mauroy (1981-1983), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-1986 and 1988-1990), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-1995), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-1993), he was Chairman and CEO of Air France (1997-2008), as well as Chairman and CEO of Air France-KLM (2004-2008), and then Chairman of the Board of Directors of Air France-KLM and CEO once again from 2011 to 2013. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA), a Director of Compagnie de Saint-Gobain (2005-2013), a Director of Alitalia CAI (2009-2014) and Chairman of the Supervisory Board of Areva (2009-2013).

•	Expertise: 22 years in air transport and 23 years in public service.

*	Listed company

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Sylvia SUMMERS Independent Director Born on January 13, 1953, U.S. and French citizen First appointment: 2015 - Term of the mandate: 2018 Alcatel Lucent shareholding: 3,538 ordinary shares	Business Address: 19 Hernandez Avenue Los Gatos, CA 95030 USA

Current directorships and professional positions

•	In France: Independent Director, Chairman of the Audit and Finance Committee, Member of the Committee of the Independent Directors and Member of the Compensation Committee of Alcatel Lucent*.

•	Abroad: Director, Member of the Corporate Governance Committee and Member of the Audit Committee of Semtech Corporation*, Director, Member of the Compensation Committee, Member of the Nominating and Corporate Governance Committee of Headwater Inc*.

Directorships and executive positions held over the last 5 years, now ended

•	Abroad: President, CEO and Director of Trident Micro Systems*.

Career

•	Sylvia Summers received a B.S. degree in electrical engineering from Ecole Polytechnique Feminine (France), a M.S. degree in electrical engineering from the University of California at Berkeley, and a M.B.A. degree from Thomson CSF (France). Sylvia Summers has worked in the high tech industry for 38 years, where she held a variety of management positions in research and development, operations, and marketing while residing both in Europe and the U.S. She has 18 years of general management experience in the technology industry having held a variety of senior positions in France, in China, and in the Unites States of America. Sylvia Summers has held senior positions at Bull and Thomson. Between 1999 and 2001, Sylvia Summers held several positions at Cisco and focused on growth creation, including Group Vice-President of Public Access Managed Network Services, and Vice-President of Internet Access Group. From 2003 to 2007, Sylvia Summers was also Executive Vice-President of Spansion. Sylvia Summers was most recently CEO of Trident Microsystems, where she was responsible for turning around and restructuring the company. Sylvia Summers is currently a member of the boards of Semtech Corp and Headwaters.

•	Expertise: 39 years in the high tech industry sector and 3 years in construction product sector.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Rajeev Suri

Director

President and Chief Executive Officer of Nokia Corporation

Born on October 10, 1967, Singaporean citizen

First appointment: 2016 - Term of the mandate: 2018

Alcatel Lucent shareholding (1)

Business Address: Karaportti 3, 02610 Espoo, Finland

Current directorships and professional positions

•	In France: Director and Chairman of the Technology Committee of Alcatel Lucent*.

•	Abroad: President and Chief Executive Officer (CEO) of Nokia Corporation*.

Directorships and executive positions held over the last 5 years, now ended

•	Abroad: CEO of NSN.

Career

•	Previously CEO of Nokia Solutions and Networks (previously Nokia Siemens Networks), Rajeev Suri joined Nokia in 1995, and has held numerous executive level positions in the company. He received a Bachelor of Engineering (Electronics and Communications) from the Manipal Institute of Technology, Karnataka (India). Rajeev Suri is a leader with a passion for creating value, generating growth, and delivering technologies that have a positive impact on people’s lives. He has deep expertise in many areas of technology, particularly mobile networks and related topics such as big data analytics, cloud computing, internet business models and more. As CEO of Nokia Solutions and Networks, he delivered a complete turnaround, taking non-IFRS operating profitability from significant losses to among the highest quality in the sector; cash flow from rapid burn to strongly positive; and, based on external analyst estimates, increasing the value of the business from in the range of €1 billion to €9-10 billion. In his earlier roles as head of the Global Services unit and APAC region, he delivered both strong growth and profitability improvements. In his more than 26 years of international experience, Rajeev Suri has worked in roles comprising strategy and M&A, product marketing, sales, major account leadership, regional and business unit leadership and has lived in Middle East, Asia, Africa and Europe.

•	Expertise: 26 years in the technology sector of which 24 years in the telecommunications sector.

*	Listed company

(1)	In accordance with article L.225-25 of the French Commercial Code, the Company’s bylaws require each Director to hold at least 500 shares of the Company, within six months from his/her appointment, that is, with respect to Mr. Rajeev Suri, at the latest by July 8, 2016.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Risto Siilasmaa Director Born on April 17, 1966, Finnish citizen First appointment: 2016 - Term of the mandate: 2018 Alcatel Lucent shareholding (1)	Business Address : Nokia Corporation Karaportti 3 02610 Espoo Finland

Current directorships and professional positions

•	In France: Director, Member of the Compensation Committee and Member of the Technology Committee of Alcatel Lucent*.

•	Abroad: Chairman of the Board of Directors of Nokia Corporation*, Chairman of the Corporate Governance and Nomination Committee of Nokia Corporation*, Founder & Chairman of the Board of Directors of F-Secure Corporation, Vice Chairman of the Board of Directors of the Federation of Finnish Technology Industries, Member of the Board of Directors of the Confederation of Finnish Industries EK, Member of European Roundtable of Industrialists, Co-founder of Nexit Ventures.

Directorships and executive positions held over the last 5 years, now ended

•	Abroad: Chairman of the Board of Directors of Elisa Corporation, Member of the Board of Directors of Mendor Oy, Member of the Board of Directors of Blyk, Chairman of Fruugo, Member of the Board of Directors of Efecte, Member of the Organizing Committee of EBLC (European Business Leader’s Convention), Member of the Board of Directors of Ekahau Inc., Chairman of working group Vigo, Chairman of working group “The future of the Finnish general conscription system”.

Career

•	Risto Siilasmaa is the Chairman of the Board of Directors of Nokia Corporation. He joined the Nokia Board in 2008 and became Chairman of the Board in May, 2012. As Chairman and Interim CEO, he led Nokia through its transformation from an ailing devices company to a successful network infrastructure player through the divestiture of the Nokia device business to Microsoft and the acquisition of Nokia Siemens Networks and then of Alcatel Lucent. Risto Siilasmaa is the founder of F-Secure Corporation, a Finnish internet security and content cloud service provider and served as the President and CEO of the company between 1988 - 2006. Since then, he has held the position of Chairman of the Board of Directors. He is also a member of the Board of Directors of the Confederation of Finnish Industries, Chairman of the Federation of Finnish Technology Industries and member of the European Round Table ERT, Tsinghua SEM Advisory Board and Council for the Mayor of Beijing. Risto Siilasmaa has received several awards including Nordic Chairman of the year 2009, the Most Influential IT Leader 2007, The Leader of the Decade 2003 and Innovation Luminary Award 2015 granted by EU Open Innovation Strategy and Policy Group. He holds a Master of Science (Eng.) degree from the Helsinki University of Technology.

•	Expertise: 27 years in the entrepreneurial sector.

*	Listed company

(1)	In accordance with article L.225-25 of the French Commercial Code, the Company’s bylaws require each Director to hold at least 500 shares of the Company, within six months from his/her appointment, that is, with respect to Mr. Risto Siilasmaa, at the latest by July 8, 2016.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Timo Ihamuotila Director Born on April 21 1966, Finnish citizen First appointment: 2016 - Term of the mandate: 2018 Alcatel Lucent shareholding (1)	Business Address: Nokia Corporation Karaportti 3 02610 Espoo Finland

Current directorships and professional positions

•	In France: Director of Alcatel Lucent*.

•	Abroad: Chief Financial Officer of Nokia Corporation*, Member of the Board of Directors of Uponor Corporation, Member of the Board of Directors of Central Chamber of Commerce of Finland.

Directorships and executive positions held over the last 5 years, now ended

•	Timo Ihamuotila has been in his current position for more than five years and did not hold any other position that ended in the last five years.

Career

•	Timo Ihamuotila received a Master of Science (Economics) and a bachelor (Finance) from the Helsinski School of Economis (Finland). Timo Ihamuotila is responsible for financial matters of the Nokia Group including external and internal reporting, business performance reviews and capital allocation. He also oversees Investor relations, M&A, Treasury and Nokia Growth Partners. He has been a member of the Nokia Leadership team since 2007. Timo Ihamuotila joined Nokia in 1993 as a manager in the Dealing and Risk Management unit. In 1999, after three years away, he rejoined Nokia as director of Corporate Finance, and the following year was named Vice President, Finance and Corporate Treasurer. In 2004, he was appointed senior vice president of Nokia’s CDMA business, based in San Diego, California. In 2007, he moved to New York to lead sales and portfolio management in Mobile Phones, and was named Nokia’s Head of Global Sales the following year. Before joining Nokia, Timo Ihamuotila worked as an analyst for Kansallis Bank in Helsinki and for Citibank as Vice President of Nordic Derivatives Sales in London. Timo Ihamuotila holds graduate degrees in economics and finance, having completed all doctoral courses in finance at the Helsinki School of Economics.

*	Listed company

(1)	In accordance with article L.225-25 of the French Commercial Code, the Company’s bylaws require each Director to hold at least 500 shares of the Company, within six months from his/her appointment, that is, with respect to Mr. Timo Ihamuotila, at the latest by July 8, 2016.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Maria Varsellona Director Born on August 28, 1970, Italian citizen First appointment: 2016 - Term of the mandate: 2017 Alcatel Lucent shareholding (1)	Business Address: Nokia Corporation Karaportti 3 02610 Espoo Finland

Current directorships and professional positions

•	In France: Director, Member of the Corporate Governance and Nominating Committee of Alcatel Lucent*.

•	Abroad: Chief Legal Officer of Nokia Corporation*.

Directorships and executive positions held over the last 5 years, now ended

•	Abroad: Executive Vice President of Nokia Corporation*, General Counsel of NSN, Tetra Pak Group General Counsel, General Counsel of Sidel Group, Tetra Laval Group.

Career

•	Maria Varsellona joined NSN in 2013 from Tetra Pak, where she was the Group General Counsel. Previously, Maria Varsellona held senior legal positions in GE Oil & Gas for many years, with a specific focus on managing legal affairs for commercial operations and global services. As an admitted lawyer in Italy and England, Maria Varsellona started her career in private practice in both countries, and she also lectured international contract law at the University of Florence, Italy.

*	Listed company

(1)	In accordance with article L.225-25 of the French Commercial Code, the Company’s bylaws require each Director to hold at least 500 shares of the Company, within six months from his/her appointment, that is, with respect to Ms. Maria Varsellona, at the latest by July 8, 2016.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Samih Elhage Director Born on September 30, 1961, Canadian and Lebanese citizen First appointment: 2016 - Term of the mandate: 2017 Alcatel Lucent shareholding (1)	Business Address: Nokia Corporation Karaportti 3 02610 Espoo Finland

Current directorships and professional positions

•	In France: Director of Alcatel Lucent*.

•	Abroad: President of Mobile Networks of Nokia Corporation*, Member of the Board of Directors of Quickplay Media Inc.

Directorships and executive positions held over the last 5 years, now ended

•	Abroad: Chief Financial and Operating Officer of NSN, Chief Operating Officer of NSN, Senior Advisor for leading private equity and global management consulting firms, President, Carrier Voice over IP and Applications Solutions (CVAS) division of Nortel.

Career

•	Samih Elhage received a Bachelor in electric engineering (telecommunications) from the University of Ottawa (Canada), a bachelor in Economics from the University of Ottawa (Canada) and a Master in electric engineering (telecommunications) from the Polytechnic School of Montreal (Canada). With extensive experience in business transformation, in establishing operational excellence in diverse global market, and in creating and implementing strategies for growth and sustained profitability, Samih Elhage is known as a strategic and results-oriented senior executive. Since assuming the role of Chief Financial and Operating Officer at Nokia Solutions and Networks, Samih Elhage presided over the company’s ongoing turnaround and transformation, enabling the company to over-deliver on its original cost-savings target and to establish sound profitability, cash management and operating cost control. Samih Elhage has more than two decades of senior experience in the telecommunications industry. Before joining Nokia Solutions and Networks, he served as a senior advisor to leading private equity and global management consulting firms, focusing on investments and improving operational performance within the telecommunications sector.

•	Expertise: 20 years in the telecommunications sector.

*	Listed company

(1)	In accordance with article L.225-25 of the French Commercial Code, the Company’s bylaws require each Director to hold at least 500 shares of the Company, within six months from his/her appointment, that is, with respect to Mr. Samih Elhage, at the latest by July 8, 2016.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Laurent du Mouza Board Observer Born on November 18, 1974, French citizen First appointment: 2015 - Term of the mandate: 2018 Alcatel Lucent shareholding: 456 ordinary shares and 1,311 units in FCP AN	Business Address: Alcatel Lucent Submarine Networks Centre de Villarceaux Route de Villejust 91620 Nozay France

Current directorships and professional positions

•	In France: Engineer, Board Observer of the Board of Directors of Alcatel Lucent*, Member of the Supervisory Board of Actionnariat Nokia mutual fund (FCP AN).

Career

•	Laurent du Mouza has a PhD in telecommunications. He graduated from Pierre and Marie Curie University (Paris) and the Ecole Nationale Supérieure des Télécommunications (1999). He is an auditor of the 35th cycle in Economic Intelligence at the IHEDN (Institut des hautes études de Défense nationale, Institute for High Studies on National Security) and a certified director by the IFA (Institut Français des Administrateurs, French Corporate Directors Institute). In 2000, he joined the Alcatel CIT research center as a team leader in charge of development of high speed optical transmission (40Gb/s). Then, in 2001, in order to follow the implementation of technologies within the Alcatel-Lucent group, he entered Alcatel Submarine Networks so as to work on optical configurations of submarine cable networks. Since 2007, he has held the position of Customer Support Manager, that is, following customers during the entire lifecycle of submarine cable systems. In this context, he mainly deals with supplying international customers with maintenance and evolution of their installed devices. Beside his functions, Laurent du Mouza has also been in charge of staff representations tasks, as an elected ASN board member and a Secretary of the French Alcatel Group, and then of Alcatel-Lucent Committee until 2011. Since March 2013, he is an elected member of the Supervisory Board of the FCP AN (formerly FCP 2AL), the mutual fund which manages the various shareholdings belonging to employees of Alcatel Lucent and its subsidiaries.

•	Expertise: 19 years in the telecommunications sector.

*	Listed company

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Gilles LE DISSEZ Board Observer Born on May 8, 1958, French citizen First appointment: 2013 - Term of the mandate: 2016 Alcatel Lucent shareholding: 15 ordinary shares and 5,641 units in FCP AN	Business Address: Alcatel Lucent International 4, rue Louis de Broglie 22304 Lannion France

Current directorships and professional positions

•	In France: Engineer, Board Observer of the Board of Directors of Alcatel Lucent*, Chairman of the Supervisory Board of Actionnariat Nokia mutual fund (FCP AN).

Career

•	Gilles Le Dissez graduated from the Institut Universitaire de Technologie en Génie Electrique in electrical engineering (1978). He joined the R&D center Alcatel-Lucent France at Lannion as software developer from 1980 to 1994. He worked on the call-processing software for China, specializing on the E10 and OCB283 products. He then worked on various products of the Company and was a correspondent for Technical Center (CTE RSA) abroad. Since 2008, he is engineer gestion de configuration for Wireless WCDMA activity and participates to the ongoing integration of NodeB. In parallel, he is staff representative.

•	Expertise: 36 years in telecommunications.

*	Listed company

CORPORATE GOVERNANCE

Chairman’s corporate governance report

7.1.2	Principles of organization of our Company’s management

7.1.2.1  Principles of corporate governance

Executive Directors

Combining of functions and powers as from September 1, 2015

Alcatel Lucent operates according to the “monist” system (meaning that it is managed by a Board of Directors). Since 2006, the duties of the Chairman of the Board of Directors and of the Chief Executive Officer had been separated. In view of the contemplated Nokia Offer and the decision of Mr. Michel Combes to resign from his position as Chief Executive Officer, the Directors decided that the reasons that justified a separation of the functions of Chief Executive Officer and Chairman since 2006 have evolved and that the unification of the functions of Chairman and Chief Executive Officer as of the effectiveness of the resignation of Mr. Michel Combes on September 1, 2015 would be more appropriate given the circumstances. Upon recommendation of the Corporate Governance and Nominating Committee, and in agreement with the Chairman of the Board, the Board of Directors appointed Mr. Philippe Camus, for a transition period ending at the expiration of his mandate as Director at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the year ending on December 31, 2015, as Chairman and interim Chief Executive Officer as from September 1, 2015. Mr. Jean-Cyril Spinetta was appointed as Lead Director (Administrateur référent). See sub-section “Lead Director, and as from January 8, 2016, Committee of Independent Directors” of this sub-section 7.1.2.1.

Chairman of the Board and CEO

The Board of Directors reappointed Mr. Philippe Camus as Chairman of the Board of Directors following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that will expire at the end of the Shareholders’ Meeting to be held in 2016.

Following his appointment as interim CEO, Mr. Philippe Camus has continued to perform his duties as Chairman of the Board of Directors as before. His functions as CEO are carried out in accordance with the same terms that applied to his predecessor, including in particular certain decisions subject to the prior authorization of the Board of Directors pursuant to Article 2 of the Operating Rules of the Board of Directors (“Board Operating Rules”), as detailed below.

In his capacity as Chairman of the Board, Mr. Philippe Camus chairs the Board of Directors, and organizes and manages the tasks of the Board of Directors and reports on the outcome thereof at the annual Shareholders’ Meeting. He oversees the operation of the Company’s corporate bodies and especially those of the Committees of the Board and, more generally, ensures that the Company complies with the best corporate governance practices.

Following the success of the Nokia Offer, Mr. Philippe Camus was confirmed in his position as Chairman and CEO by the Board of Directors on January 8, 2016.

As Chairman and CEO of the Company, Mr. Philippe Camus has wide powers to act in all situations on behalf of the Company, within the limits of the corporate purpose and subject to any powers that are expressly granted by law to the shareholders and to the Board of Directors. The Board Operating Rules as amended by the Board of Directors on January 8, 2016 and April 26, 2016, provide limitations to his powers for certain decisions which are subject to the prior approval of the Board of Directors, by reason of their purpose or the amount involved:

•	the update of the Alcatel Lucent Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•	the Alcatel Lucent Group’s annual budget and annual capital expenditure plan;

•	acquisitions or divestitures in an amount higher than € 100 million (enterprise value);

•	capital expenditures in an amount higher than € 100 million;

•	offers and commercial contracts of strategic importance in an amount higher than € 500 million;

•	any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of € 100 million, in particular if they imply a significant shareholding by a third party in the capital of the Company;

•	financial transactions having a significant impact on the accounts of the Alcatel Lucent Group, including in particular long term credits and the issuance of debt securities, in amounts greater than € 200 million;

•	since January 8, 2016, any transaction, agreement or undertaking between (i) the Company and/or its direct or indirect subsidiaries and (ii) any other entity which directly or indirectly, through one or more intermediaries, controls or is under the common control of the entity which controls the Company in an amount per transaction, agreement or undertaking higher than € 100 million (such as, but not limited to, the setting up of a joint venture, cash pooling agreements, services agreements, the setting up of a consortium to submit a bid in the context of a tender offer process, license or transfer agreements concerning know-how or patent…), and in the case such transactions, agreements or undertakings relate to a merger or spin-off, in an amount per transaction, agreement or undertaking higher than € 100 million, except with respect to any transaction, agreement or undertaking covered by the following paragraph; and

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

•	since January 8, 2016, acquisitions or divestitures of asset(s) between (i) the Company and/or its direct or indirect subsidiaries and (ii) any other entity that directly or indirectly, through one or more intermediaries, controls or is under the common control of the entity which controls the Company in an amount higher than EUR100 million.

Lead Director, and as from January 8, 2016, Committee of Independent Directors

In the context of the cumulation by Mr. Philippe Camus of the roles of Chairman and CEO, the Board of Directors at its meeting held on July 29, 2015 appointed Mr. Jean-Cyril Spinetta as Lead Director.

Following the success of the Nokia Offer, the role of Lead Director was not renewed under the new composition of the Board of Directors resulting from the appointments decided on January 8, 2016.

Instead, a Committee of Independent Directors was created, the role of which is detailed under Section 7.1.4.5 “Committee of Independent Directors”.

Separation of functions and powers until August 31, 2015

Until August 31, 2015, the duties of the Chairman of the Board of Directors and of the Chief Executive Officer were separated. The Board of Directors had considered that this corporate governance mode was at the time the best suited to the Company’s situation, which was confirmed by the conclusions of the annual evaluations of the Board.

The functions of Chairman of the Board of Directors and Chief Executive Officer were performed, respectively, by Mr. Philippe Camus, since October 1, 2008, and by Mr. Michel Combes, since April 1, 2013.

Chairman of the Board of Directors

The role of the Chairman of the Board of Directors when the functions of Chairman of the Board of Directors and Chief Executive Officer were separated was to chair the Board of Directors, and organize and manage the tasks of the Board of Directors and report on the outcome thereof at the annual Shareholders’ Meeting. He also oversaw the operation of the Company’s corporate bodies and especially those of the Committees of the Board and, more generally, ensured that the Company complied with the best corporate governance practices. In addition, the Chairman of the Board of Directors had a delegation of authority enabling him to represent the Alcatel Lucent Group at high-level meetings, in particular with government representatives, on a national and international basis.

Vice-Chairman of the Board of Directors

The Board of Directors had appointed on February 21, 2013 Mr. Jean C. Monty as Vice-Chairman of the Board of Directors in

order to assist the Chairman for certain matters, including representing the Alcatel-Lucent Group at high-level meetings on the American continent, pursuant to specific requests of the Board of Directors. This appointment had been confirmed following the renewal of his appointment as Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that was to expire at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2015. Following the resignation of Mr. Jean C. Monty on January 8, 2016, there is no longer a Vice-Chairman of the Board.

Chief Executive Officer

Following his appointment as Chief Executive Officer by the Board of Directors as of April 1, 2013, Mr. Michel Combes was appointed Director at the Shareholders’ Meeting of May 7, 2013, for a three-year period, that was to expire at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2015. The resignation of Mr. Michel Combes became effective on September 1, 2015.

Composition of the Board of Directors

The Board of Directors aims to combine a range of diverse skills capable of bringing to it an expertise in the Alcatel Lucent Group’s high-technology businesses but also a telecom expertise and knowledge of the various geographic markets, the business environment in which the Company operates, and sufficient financial expertise. These financial skills enable the Board of Directors to make informed and independent decisions with respect to the financial statements and compliance with accounting standards.

Resignations and co-optations to reflect the success of the Nokia Offer

Following the success of the Nokia Offer, the composition of the Board of Directors was modified to reflect the new structure of the capital of the Company. In accordance with Article 9.2 of the AFEP-MEDEF Code, as long as the Company’s shares are listed on Euronext Paris, the Board of Directors must have at least one third of independent Directors. Directors who would have certain ties (in particular as an executive officer or employee, etc.) with the new majority shareholder of the Company, Nokia, may not be considered as independent.

To meet this requirement, it was agreed that six Directors would resign, five new Directors representing the interests of Nokia would be co-opted and four Directors would retain their mandates. Thus, on January 8, 2016:

•	Messrs. Jean C. Monty, Louis R. Hughes, Olivier Piou, Stuart E. Eizenstat, and Francesco Caio and Mrs. Kim Crawford Goodman resigned as Directors of Alcatel Lucent; Messrs. Jean C. Monty, Louis R. Hughes and Olivier Piou were appointed as Directors of Nokia Corporation at the Nokia Corporation Shareholders’ Meeting of December 2, 2015.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

•	Messrs. Risto Siilasmaa (Chairman of the Board of Directors of Nokia Corporation), Rajeev Suri (Chief Executive Officer of Nokia Corporation), Timo Ihamuotila (Chief Financial Officer of Nokia Corporation) and Samih Elhage (President of Mobile Networks at Nokia Corporation) and Ms. Maria Varsellona (Chief Legal Officer of Nokia Corporation) were co-opted to the Board of Directors, in accordance with the Corporate Governance and Nominating Committee’s recommendation, and subject to ratification by the shareholders of Alcatel-Lucent at the next Shareholders’ Meeting; Nokia has stated that it intends to vote in favor of such ratification.

Mr. Jean-Cyril Spinetta, Mrs. Sylvia Summers and Mrs. Carla Cico, who the Board of Directors has determined are independent Directors under its Board Operating Rules, together compose the newly-created Committee of Independent Directors.

Selection of the Directors

The Corporate Governance and Nominating Committee provides the Board of Directors with an annual update on the selection of future Directors of the Company and the composition of the Board of Directors.

In February 2015, with the aim of making progress towards compliance with the new statutory requirement for Boards of listed companies to include at least 40% of women among their members by June 2017, the Committee recommended to the Board of Directors to propose the appointment of Mrs. Sylvia Summers for a 3-year term to the approval of the shareholders at the Shareholders’ Meeting of May 26, 2015. For that purpose, it had conducted its own research on potential candidates beginning in July 2014. Then, with the assistance of an external advisor, it developed a short list of potential female candidates, who have a technology background and are American citizens, in order to enhance the diversity within the Board. The short-listed candidates were interviewed by the members of the Committee as well as by the Chairman of the Board of Directors and the Chief Executive Officer to evaluate their interest and their individual skills. At the Shareholders’ Meeting of May 26, 2015, the shareholders appointed Mrs. Sylvia Summers, increasing the number of women from 3 to 4, that is, for a Board of Directors then composed of 12 members, 33% of the members of the Board of Directors.

In January 2016, following the success of the Nokia Offer, the Board reviewed more particularly its overall composition. Prior to the co-optation of 5 Directors affiliated with Nokia, the Corporate Governance and Nominating Committee stressed the diversity of the new Directors’ skills, especially in the technological, financial, legal and emerging market areas. There are currently 3 women on our Board of Directors, representing, on a Board of 9 members, the same proportion of 33% of the members of the Board.

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

The two Board Observers (“Censeurs”) are both employees of Alcatel Lucent, or of one of its affiliates, and members of the Actionnariat Nokia mutual fund (FCP AN) (in French “Fonds Commun de Placement” or “FCP”) (formerly the Actionnariat Alcatel Lucent Fonds Commun de Placement (FCP 2AL)). Until the settlement of the Nokia Offer on January 7, 2016, the FCP held Alcatel Lucent shares, in accordance with Article 14 of the Company’s bylaws. The FCP’s supervisory board having decided to tender the Alcatel Lucent shares owned by the FCP into the Nokia Offer, the FCP today no longer holds shares of the Company, and holds Nokia shares. This change was reflected in the bylaws of the FCP as of their approval by the AMF on January 22, 2016. The status of the Board Observers will have to be reconsidered at the next Shareholders’ Meeting (extraordinary part of the agenda) as a result of the completion of the Nokia Offer and of the change in the Company’s governance.

The mutual fund designates, among its members, a number of candidates representing twice the number of Board Observers seats to be filled in at the Board of Directors of the Company. This list is addressed to the Chairman of the Board of Directors and then, upon recommendation of the Corporate Governance and Nominating Committee, the Board of Directors submits to the Shareholders’ Meeting the appointment of one or several Board Observers, as the case may be, for a three-year mandate pursuant to Article 14 of the bylaws.

At the Shareholders’ Meeting of May 26, 2015, since Mr. Bertrand Lapraye’s mandate was expiring, Mr. Laurent du Mouza, engineer, employee of Alcatel-Lucent Submarine Networks and member of the FCP, was appointed as Board Observer for a three-year term, that is, until the end of the Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ended December 31, 2017.

The two Board Observers, Messrs. Laurent Du Mouza and Gilles Le Dissez, are deemed to have resigned on January 7, 2016, since following the tender by the FCP of its Alcatel Lucent shares in the Nokia Offer, they were no longer members of a mutual fund holding shares of the Company. However, until the status of the Board Observers is reconsidered at the next Shareholders’ Meeting, Messrs. Laurent Du Mouza and Gilles Le Dissez still participate in the meetings of the Board of Directors on a consultative basis.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Independence of the Directors

The independence criteria selected are based on the recommendations of the AFEP-MEDEF Code. Following the delisting of Alcatel Lucent from the New York Stock Exchange (“NYSE”), which became effective on March 7, 2016, Alcatel Lucent is no longer subject to NYSE rules.

According to the AFEP-MEDEF Code, at least half of the members of the board in companies with a widely-spread share capital and without controlling shareholders, and at least a third of the members of the board in controlled companies must be independent. The Board of Directors must determine whether the independence criteria are met.

Annual review for all the Directors

On January 8, 2016, the Board of Directors, after modifying its composition carried out the annual assessment of the situation of each Director and of the relationships which might exist between him or her and the Alcatel Lucent Group and, as of this year, the Nokia Group. It assessed the situation on a case-by-case basis, in accordance with the independence criteria of the AFEP-MEDEF Code, based on the declarations made and questionnaires completed by the Directors.

The Board of Directors relied upon the following AFEP-MEDEF Code independence criteria, as expanded by the Board Operating Rules as amended on January 8, 2016 (see sub-section 7.1.3.2 “The Operating Rules of the Board of Directors”):

•	the Director is not an employee or executive officer (mandataire social) of the Company, nor an employee or Director of its parent or of one of its consolidated subsidiaries, and has not been one during the last five years;

•	the Director is not an executive officer of a company in which the Company holds, either directly or indirectly, a Directorship, or in which a Directorship is held by an employee of the Company designated as such or by a current or former (going back five years) corporate officer of the Company;

•	the Director is none of the following (whether directly or indirectly): a customer, supplier, investment banker or commercial banker, in each case: (i) which is material for the Company or its Group, or (ii) for which the Company or its group represents a material proportion of the entity’s activity;

•	the Director does not have any close family ties with an executive officer (mandataire social) of the Company or the Group;

•	the Director has not been an auditor of the Company or a company of the Group over the past five years;

•	the Director has not been a Director of the Company or its parent or of one of its consolidated subsidiaries for more than twelve years;
•	the Director has not received significant amounts of compensation from the Company or the Group in addition to Director’s fees, including, but not limited to, participation in any performance-related compensation plan;

•	the Director is not an executive officer of a company, of which an executive officer of the Company is a Director (cross-ties);

•	the Director has not temporarily managed the Company during the preceding twelve months while executive officers were absent or unable to fulfil their duties.

The Board of Directors determined that:

•	Messrs. Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, and Samih Elhage and Ms. Maria Varsellona cannot be considered as independent within the meaning given to this term in the Board Operating Rules, as amended, because they are either employees, executive officers (mandataires sociaux) or Directors of Nokia Corporation, Alcatel-Lucent’s parent company;

•	Mr. Philippe Camus cannot be considered as independent either, since he is an officer of the Company in his capacity as CEO;

•	Mr. Jean-Cyril Spinetta, Mrs. Sylvia Summers and Mrs. Carla Cico are independent under the Board Operating Rules, as amended; and

•	as a result, the minimum number of independent Directors required (three independent Directors out of nine Directors) is met.

Review of independence of Mrs. Sylvia Summers in the context of her proposed nomination by the shareholders at the Shareholders’ Meeting of May 26, 2015

In the context of the proposal to appoint Mrs. Sylvia Summers as a new Director at the 2015 Annual Shareholders’ Meeting, the Board of Directors, upon recommendation of the Corporate Governance and Nominating Committee, reviewed at its meeting of February 5, 2015 the situation of Mrs. Sylvia Summers with regard to the independence criteria of the AFEP-MEDEF Code.

The Board noted that Mrs. Sylvia Summers has no relationship of any kind whatsoever with the Company, the Alcatel Lucent Group or its management which may affect her exercise of independent judgment.

Since Mrs. Sylvia Summers meets the criteria of the AFEP-MEDEF Code, she is considered as an independent Director.

Review of the independence of the members of the Committee of Independent Directors created on January 8, 2016

In the context of the creation of the Committee of Independent Directors resulting from the adoption by the Board of Directors of the amended Board Operating Rules on January 8, 2016, the

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Board of Directors, on the recommendation of the Corporate Governance and Nominating Committee, reviewed the situation of the Directors to be appointed as members of this Committee in view of all the independence criteria set forth in Article 4 of the Board Operating Rules, as amended.

In light of these criteria, the Board of Directors concluded that Mr. Jean-Cyril Spinetta, Mrs. Sylvia Summers and Mrs. Carla Cico are independent under the criteria set forth by the AFEP-MEDEF Code and the Board Operating Rules.

Chairman of the Board of Directors

On March 13, 2015, the Board of Directors had examined the situation of Mr. Philippe Camus in light of the provisions of the AFEP-MEDEF Code as revised in June 2013, which state that the Chairman of the Board of Directors, who is an Executive Director, may be considered as an independent Director subject to the satisfaction of the independence criteria provided by this Code. The Board of Directors noted that the Chairman of the Board of Directors did not have any relationship of any kind whatsoever with the Company, the Alcatel Lucent Group or its management that may affect his independent judgment. Therefore, Mr. Philippe Camus, who met the criteria of the AFEP-MEDEF Code, was considered as an independent Director according to the criteria of the Code.

Following his appointment as interim Chairman and CEO as from September 1, 2015, Mr. Philippe Camus no longer meets the criteria to be considered as an independent Director under the AFEP-MEDEF Code.

Independence within the Committees

Since January 8, 2016, all members of the Audit and Finance Committee and of the Independent Directors Committee on the one hand, and two thirds of the members of the Corporate Governance and Nominating Committee and of the Compensation Committee on the other hand, are independent. Alcatel-Lucent therefore complies with the new rules adopted by the Board of Directors, which go beyond the recommendations of the AFEP-MEDEF Code.

Until January 8, 2016, all members of the Audit and Finance Committee and more than two-thirds of the Directors who composed the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee were independent in accordance with the Operating Rules of the Board of Directors that were then in force (See Section 7.1.2.1 “Principles of corporate governance,” sub-section “Independence of the Directors”). The number of independent Directors within each Committee exceeded the recommendations of the AFEP-MEDEF Code.

Board of Directors evaluation

Pursuant to the AFEP-MEDEF Code and our Board Operating Rules, the Board of Directors’ agenda calls for an annual discussion on its composition and organization. This translates into a self-assessment based on individual questionnaires, and, once every two years, into an evaluation performed with the support of an outside consultant.

At the beginning of 2015, the Board performed an annual assessment of its own work, based on a report of our Corporate Governance and Nominating Committee. The results of this assessment were examined by the Board of Directors at its meeting held on March 13, 2015.

The Board of Directors expressed a very favorable overall view, and noted significant progress since its last self-evaluation.

The Board of Directors benefited from a satisfactory level of diversity, skills and a high-level of experience of its members. The environment favored constructive debates and communication, and the interactions between the Board and its Committees, its Chairman and the Chief Executive Officer were balanced. The Board of Directors remained highly involved in the Group’s strategy, both in its development and in the follow-up of its implementation. This good understanding of the Group’s strategy allowed the Directors to act in the Group’s interests.

As a result of this self-evaluation, the Board of Directors suggested certain improvements, such as a specific focus on the way the members of the Leadership team operate and how they manage their teams in terms of organization, resources, key processes and interfaces; an increased variety in the information made available to the Board of Directors, such as reports of industry analysts, and the organization of exchanges during dedicated sessions of the Board of Directors, between the Directors and the sector analysts, clients and significant shareholders, so that they can share their views on the Company and its positioning; and lastly, access of the Board of Directors to more specific information on certain activities of the Alcatel Lucent Group depending on the Board’s agenda.

Considering the specific context of the Nokia Offer, the Board of Directors decided to postpone the annual assessment of its operation.

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

Conflicts of interest

In accordance with Article 3 of the Directors’ Charter: “a Director has the obligation to inform the Chairman of the Board of Directors of any situation potentially resulting for them in a conflict of interest and, if such conflict relates to a particular subject, they

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

must refrain from participating in the vote of the corresponding resolution.” In addition, since the amendment of the Operating Rules of the Board of Directors on January 8, 2016, in accordance with Article 8 of such Rules: “The director shall inform the Board of Directors and the Committee of Independent Directors of any actual or potential conflict of interests of which he or she would become aware with the Company or any company of the group, and shall abstain from related discussions and votes.”

Until the appointment of the five Directors linked to Nokia on January 8, 2016, to the knowledge of the Board, no Director was in a situation of conflict of interest.

Since January 8, 2016, the five Directors linked to Nokia have informed the Chairman of the Board of potential conflicts of interest stemming from their concurrent management positions (executive officer or employee) within Nokia. These five Directors are Messrs. Risto Siilasmaa, Rajeev Suri, Samih Elhage, and Timo Ihamuotila and Ms. Maria Varsellona. To remedy this situation, when conflicts of interest, even potential, come into play for certain decisions, the Board Operating Rules provide in Article 8 that the concerned Directors must abstain from taking part in the debates and voting on the matter concerned.

To the knowledge of the Board of Directors:

•	There is no family relationship between the members of our Board of Directors and our Company’s senior management;

•	There is no arrangement or agreement with a shareholder, client, supplier, or any third party pursuant to which a member of our Board of Directors or of our Management Committee was appointed in such capacity or as Chief Executive Officer;
•	No Director has been convicted of fraud during the last five years;

•	No Director has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years;

•	No Director has been an executive director of a company involved in a bankruptcy, court escrow or liquidation in the past five years.

7.1.2.2  Attendance fees

Except for the Chairman of the Board of Directors and the Chief Executive Officer, the Directors receive directors’ fees, consisting of (i) a fixed portion, for performing their duties on the Board of Directors and, where relevant, on one of the Boards’ Committees, and (ii) a variable portion, for their attendance at the various meetings, in compliance with the AFEP-MEDEF Code. Additional directors’ fees are equally allocated among the Directors, subject to the investment in Alcatel Lucent shares of the amount granted as additional fees after taxes, and to the holding of the acquired shares for the duration of the term of office as Director.

Until 2015, Directors’ fees were paid each semester. The additional attendance fees tied to a commitment to acquire and hold shares in the Company were paid at the time of the second payment of the attendance fees.

Breakdown of attendance fees

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The overall amount of Directors’ fees paid to Directors for the fiscal year 2015 was €990,000, that is, an average of €110,000 per Director:

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

The total fees paid to the Board Observers for fiscal year 2015 were €100,000.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

In application of the rules provided above, the Directors’ fees and other compensation received by each Director and by each Board Observer during fiscal years 2014 and 2015, and their total compensation during fiscal years 2014 and 2015 were as follows:

In Euro	2014	2015
Directors	Total Gross	Total Gross	Amount received as member of a Committee	Amount received as Chairman of a Committee

Mr. Bernard	44,238	-	-	-

Mr. Caio	52,789	72,276	10,000	-

Mrs. Cico	86,373	83,574	10,000	-

Mr. Eizenstat	110,426	111,725	20,000	-

Mrs. Goodman	97,905	109,408	22,500	-

Mr. Hughes	125,426	136,170	25,000	15,000

Lady Jay	44,576	-	-	-

Mr. Monty	109,042	119,872	10,000	25,000

Mrs. Morali	52,789	21,611	6,071	-

Mr. Piou	131,810	132,650	30,000	-

Mrs. Summers	N/A	55,436	7,500	-

Mr. Spinetta	134,626	147,278	15,000	30,000

TOTAL	990,000	990,000	156,071	70,000

Board Observers
Mr. Lapraye	50,000	25,000	-	-

Mr. Le Dissez	50,000	50,000	-	-

Mr. du Mouza	N/A	25,000	-	-

The compensation specified in the table above is the only compensation paid to the Directors by Alcatel Lucent and its subsidiaries during fiscal years 2014 and 2015, except for the amounts paid to the Executive Directors described in Section 8.2 “Status of the Executive Directors and Officers.” No Director, except the Chairman of the Board of Directors and CEO, holds any stock options, performance shares or other securities giving access to the capital of the Company.

In addition, there are no commitments towards the Directors, except for the former Chief Executive Officer, that constitute compensation, allowances or benefits due or likely to be due as a result of the termination or change of duties.

The Directors also benefit from the Nokia Group’s “Directors and Officers” civil liability insurance that covers all the executive officers and members of Boards of Directors of the Nokia Group.

Following the success of the Nokia Offer and in the context of the new governance implemented, the Board of Directors approved in the amendment of the Board Operating Rules, on January 8, 2016, a new allocation of attendance fees according to attendance at meetings of the four following Committees: Committee of Independent Directors, Corporate Governance and Nominating Committee, Compensation Committee and Audit and Finance Committee. The Chairman of the Board of Directors, the Chief Executive Officer and any other Directors who are executive officers of the Company or of the Nokia Group do not receive any Directors’ fees. The additional attendance fees, allocated equally among the Directors and tied to a commitment to acquire and hold shares of the Company will be reviewed in view of the Nokia Offer for the securities of the Company, at the next Shareholders’ Meeting to be held in 2016.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Fixed portion

Chairman of the Committee of Independent Directors	€120,000

Other members of the Committee of Independent Directors	€ 50,000

Chairman of the Corporate Governance and Nominating Committee, Chairman of the Compensation Committee	€15,000

Other members of the Corporate Governance and Nominating Committee, other members of the Compensation Committee	€5,000

Chairman of the Audit and Finance Committee	€25,000

Other members of the Audit and Finance Committee	€10,000

Variable portion allocated according to attendance at meetings

Chairman of the Committee of Independent Directors	€10,000

Other members of the Committee of Independent Directors	€5,000

Members of the Corporate Governance and Nominating Committee, members of the Compensation Committee, members of the Audit and Finance Committee	€2,000

Additional portion tied to a commitment to acquire and hold shares (1)	€200,000

(1)	Subject to the cancellation of such required commitment, either at the next Shareholders’ Meeting to be held in 2016 or subsequently, or unless the shares of the Company are squeezed out or delisted at any time.

Attendance fees are paid quarterly. Since the effectiveness of the amendment to the Board Operating Rules, with respect to the fixed portion, each started quarter is due.

The attendance fees tied to a commitment to acquire and hold shares in the Company are paid at the same time as the payment of the fourth instalment of attendance fees.

7.1.2.3  AFEP-MEDEF Code

Alcatel Lucent is compliant with the AFEP-MEDEF Code (see MEDEF website: www.medef.fr). At its meetings on October 29 and December 11, 2008, the Board of Directors confirmed, and then published its adherence to these principles, which govern, among other things, the Board Operating Rules and the operating rules of its Committees, as described in the Board Operating Rules.

Our corporate governance policy reflects the principles of the AFEP-MEDEF Code to the extent that those principles are in line with the organization, the situation and the means of the Company. In fiscal year 2015, this was not the case with respect to Mr. Michel Combes’ compensation package, on the two following points:

AFEP-MEDEF Code	Alcatel Lucent’s position
Reasonable requirements of seniority within the company, for at least two years, to benefit from payments from a pension plan with defined benefits	The pension plan from which Mr. Michel Combes benefits does not include any provision regarding the seniority but the rights vest gradually by year of seniority (with respect to Mr. Michel Combes, the reference period for the calculation of the pension’s benefit was the total duration of one or more terms of office of Mr. Michel Combes as Chief Executive Officer) and represent, each year, only a limited percentage of his compensation (approximately 1% per year for a compensation of €1.2 million per year; beyond this amount the potential pension would amount to approximately 1.2%).

Criterion according to which the benefit of an additional pension scheme shall be conditioned to the completion of the career of the beneficiary in the company

In line with what is provided for the other beneficiaries of the additional pension scheme, the benefit of an additional pension scheme for the Chief Executive Officer was not subject to his presence in the Company. However, the Board of Directors had determined three quantitative performance criteria which conditioned the rights of the Chief Executive Officer under the pension plan for 75% (individually 25%) and two qualitative criteria which conditioned the rights of the Chief Executive Officer under the pension plan for 25% (individually 12.5%).

Upon the departure of Mr. Michel Combes, the Board of Directors determined that 100% of the rights accrued by Mr. Michel Combes under the pension plan were definitively attributed to him (see Section 8.2.4 “Chief Executive Officer”, sub-section “Pension plan”).

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The Chairman of the Board and CEO since September 1, 2015, Mr. Philippe Camus, does not benefit from any supplemental pension scheme. Since that date, the Company has therefore been fully in compliance with the AFEP-MEDEF Code.

When our securities were listed on the NYSE, we made every effort to reconcile the principles of the AFEP-MEDEF Code with the NYSE rules on corporate governance that were applicable to us, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002.

7.1.3	Powers and activity of the Board of Directors

7.1.3.1  The Board of Directors

In addition to matters related to its legal or regulatory function, the Board of Directors regularly decides upon the Alcatel Lucent Group’s strategic orientations and the main decisions affecting its activities. It also analyzes the outlook resulting from the research and development activities of Alcatel Lucent and gives input on the main technology options chosen. Furthermore, the Board of Directors monitors the economic and financial management of the Alcatel Lucent Group and authorizes the financial transactions which have a significant impact on its accounts.

The Board Operating Rules specify the conditions according to which the Directors exercise their functions and, in particular, the thresholds above which the decisions of the Chief Executive Officer are subject to the prior approval of the Board of Directors.

7.1.3.2  The Operating Rules of the Board of Directors

The Directors of Alcatel Lucent have enacted the following which constitutes the internal regulation of the Board of Directors (Board Operating Rules), in order to define its operating procedures and its role according to the rules of corporate governance in force. These rules are purely for internal use and are not intended to be a substitute for the applicable provisions of the law or the Company’s bylaws, but, rather, are intended to implement them in a practical manner, and consequently may not be held against the Company, third parties or the shareholders.

These rules, approved by the Board of Directors, are primarily intended to:

•	define the role of the Board vis-à-vis the Shareholders’ Meeting on the one hand, and the Chairman and Chief Executive Officer on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

•	maximize the efficiency of meetings and debates, in particular by specifying the role of the Chairman, and develop the proper procedures of the bodies that oversee the administration of the Company, in the spirit of the Company’s corporate governance policy.

Following the success of the Nokia Offer, the Alcatel-Lucent’s Board of Directors modified the terms of the Board Operating Rules on January 8, 2016 and on April 26, 2016 (see Section 7.1.3.4 “Activity of the Board of Directors in 2015 and early 2016”, sub-section “Corporate governance”).

The Board Operating Rules are available on the Company’s website and will be disclosed to the shareholders as part of the report of the Board at the Shareholders’ Meeting.

The following is a full transcription of the Board Operating Rules as they stand following the modifications adopted by the Board of Directors at its meeting of April 26, 2016:

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

Article 2	Decisions subjected to the prior approval of the Board

The Chief Executive Officer must submit to the prior approval of the Board the following decisions:

1.	the update of the group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

2.	the group’s annual budget and annual capital expenditure plan;

3.	acquisitions or divestitures in an amount higher than 100 million euro (enterprise value);

CORPORATE GOVERNANCE

Chairman’s corporate governance report

4.	capital expenditures in an amount higher than 100 million euro;

5.	offers and commercial contracts of strategic importance in an amount higher than 500 million euro;

6.	any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of 100 million euro, in particular if they imply a significant shareholding by a third party in the capital of the Company;

7.	financial transactions having a significant impact on the accounts of the group, including in particular long term credits and the issuance of debt securities, in amounts greater than 200 million euro;

8.	any transaction, agreement or undertaking between (i) the Company and/or its direct or indirect subsidiaries and (ii) any other entity that directly, or indirectly through one or more intermediaries, controls or is under the control of the entity which controls the Company in an amount higher than 100 million euro (such as, but not limited to, the setting up of joint venture(s), cash pooling agreements, services agreements, the setting up of a consortium to submit a bid in the context of a tender offer process, transfers of know-how or patent, license agreements), and in the case such transaction, agreement or undertaking relates to an amalgamation, merger or division in an amount higher than 100 million euro, but in each case excluding any transaction, agreement or undertaking covered by (9) below; and
9.	acquisitions or divestitures of asset(s) between (i) the Company and/or its direct or indirect subsidiaries and (ii) any other entity that directly, or indirectly through one or more intermediaries, controls or is under the control of the entity which controls the Company in an amount higher than 100 million euro.

Article 3    Information of the Board

The Board of Directors shall be regularly informed, either by its President or through its committees, of any significant occurrence in the Company’s operations.

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

The independence of a director is determined by the Board of Directors. The criteria that the Board of Directors should examine in order to determine whether a director is “independent” and to help avoid the risk of a conflict of interests between the director and executive management, the Company or its group, is as follows:

•	the director is not an employee or corporate officer (mandataire social) of the Company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been one during the previous five years;

•	the director is not a corporate officer of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the Company designated as such or by a current or former (going back five years) corporate officer of the Company;

•	the director is none of the following (whether directly or indirectly): a customer, supplier, investment banker or commercial banker – in each case: (i) which is material for the Company or its group, or (ii) for which the Company or its group represents a material proportion of the entity’s activity;
•	the director does not have any close family ties with a corporate officer (mandataire social) of the Company or the group;

•	the director has not been an auditor of the Company or a company of the group over the past five years;

•	the director has not been a director of the Company or its parent or of one of its consolidated subsidiaries for more than twelve years;

•	the director has not received significant amounts of compensation from the Company or the group in addition to director’s fees, including, but not limited to, participation in any performance-related compensation plan;

•	the director is not an executive officer of a company, of which an executive officer of the Company (that he/she supervises) is a director (cross-ties);

•	the director has not temporarily managed the Company during the preceding twelve months while executive officers were absent or unable to fulfil their duties.

The Board of Directors may consider that, although a particular director meets all of the above criteria, he or she cannot be held to be independent owing to the specific circumstances of the person or the Company, due to its ownership structure or for any other reason. Conversely, the Board may consider that a director who does not meet the above criteria is nevertheless an independent director.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The Board of Directors shall ensure that the proportion of “independent” directors is at all times equal to at least a third of the members of the Board and shall take action as soon as possible to replace directors, if necessary.

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

Article 6    Other Directorships

In order for the Directors to have and dedicate the time and attention necessary to carry out their responsibilities, the Board of Directors shall ensure that none of its members violates the legal restrictions regarding the holding of multiple offices. A non-executive Director should not hold more than four other directorships in listed corporations, including foreign corporations, not affiliated with his or her group.

The Director should keep the Board informed of directorships held in other companies, including his/her participation on committees of the Board of these companies, both in France and abroad.

By exception, an executive director should not hold more than two other directorships in listed corporations not affiliated with the group. He/she must also seek the opinion of the Board of Directors, which is based on a recommendation of the Corporate Governance and Nominating Committee, before accepting a new directorship in a listed corporation.

Article 7    Compensation

The Directors will receive attendance fees. The annual amount to be received is determined by the Shareholders’ Meeting. This amount comprises the components described in Annex 1 hereof.

Board Observers

The Board Observers will receive a compensation as determined by the annual shareholders meeting, to be divided between them and paid according to the same rules as applicable to the Directors’ fees.

Article 8    Conflicts of interests

Each director is required to prepare a sworn statement concerning the existence of a conflict of interests, or even a potential one:

•	upon assuming his/her duties; and

•	each year in response to a request made by the Company as it drafts its Registration Document; and

•	within 10 business days following the occurrence of any event making the previous sworn statement issued by a director totally or partially inaccurate.

Each director shall consult with the Chairman of the Board (or, if the director is the Chairman, with the Chairman of the Corporate Governance and Nominating Committee) and the Committee of Independent Directors before engaging in any activity or accepting any duty or position that he or she believes may create such an actual or potential conflict of interests.

The Committee of Independent Directors may, at any time, seize itself of any actual or potential conflict of interest of which it would become aware and lead any necessary investigations in order to identify and prevent such actual or potential conflict of interests, as further detailed below in Article 21.

The director shall inform the Board of Directors and the Committee of Independent Directors of any actual or potential conflict of interests of which he or she would become aware with the Company or any company of the group, and shall abstain from related discussions and votes.

Section III    The Chairman

Article 9    Role of the Chairman

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

CORPORATE GOVERNANCE

Chairman’s corporate governance report

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

Article 10	Information of the Chairman – Office of the Chairman

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

Section IV    Operating procedures of the Board

Article 11    Meetings

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

Article 12    Participation

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

Article 13    Annual evaluations

The Board shall meet once a year to discuss its operating procedures, after each Board member having answered an evaluation questionnaire. The Board of Directors shall also meet once a year to consider the performance of the executive officers of the Company, and no Director who are either officer or employee of the Company shall attend such meetings.

To this effect, the Chairman shall report back to the Board on the CEO annual evaluation according to a model previously determined.

The Board of Directors or the Committee of Independent Directors may, at any time, and at least once every two years, engage an outside consultant to evaluate its performance.

The Board of Directors will be presented with an annual evaluation of the Leadership team members including as to their succession and compensation.

Article 14    Expenses

The members of the Board shall be reimbursed, upon presentation of receipts signed by the Chief Financial Officer for travel expenses as well as for other expenses incurred by them in the interests of the Company.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Section V    Information of the Board

Article 15    The Committees

In the course of carrying out its various responsibilities, the Board of Directors may create specialized Committees, composed of Directors appointed by the Board, that review matters within the scope of the Board’s responsibilities and submit to the Board their opinions and proposals, in accordance with the internal rules governing such committees. The Board of Directors shall have the following standing committees: the Corporate Governance and Nominating Committee, the Compensation Committee, the Audit and Finance Committee, the Technology Committee and the Committee of Independent Directors.

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

The meetings of the Committees are open to all directors who are not members of the Committees subject to informing the President of each Committee beforehand.

Article 16	Right to information from the Executive Officers

In order to efficiently oversee the management of the Company, the members of the Board may, through the Chairman or after having informed him, request the opinion of the executive officers or any relevant officer of the group on any matter they deem appropriate. They may, under the same conditions, meet such officers without the presence of any directors who are executive officers.

The members of the Board shall have the right to require the Chief Executive Officer, through the Chairman or after having informed him, to provide them, within a reasonable period of time, with such information as shall be necessary to permit such members to comply with their assignment.

The members of the Board may visit a group site in order to obtain the information required to perform their duties. In order to do so, the members of the Board must submit a written request explaining the purpose of such a visit to the Chairman of the Board of Directors, via the Secretary of the Board of Directors.

In order to assist them in the fulfilment of their duties, the members of the Board shall receive all reasonably required information regarding the Company, including press articles and reports by financial analysts, and may, after prior consultation with the Chairman in each case, request to obtain information or to seek advice from external advisors or experts of the Company.

Article 17    Transparency

The Board of Directors shall ensure the openness of its activities to the shareholders of the Company by presenting each year, in the annual report, a statement regarding its activities during the fiscal year just ended, and regarding the operation of the Board and its Committees.

Section VI    Role and actions of the Committees

Article 18	Corporate Governance and Nominating Committee

The mission of the Corporate Governance and Nominating Compensation Committee shall be to review matters relating to the composition, organization and operation of the Board of Directors and its Committees, to identify and make proposals to the Board regarding individuals qualified to serve as directors of the Company and on Committees of the Board of Directors; to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; and to oversee the evaluations of the Board of Directors and Committees thereof.

The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as for members of the Leadership team.

At least half of the members of the Corporate Governance and Nominating Committee and its Chairman are “independent” directors.

Article 19    Compensation Committee

The mission of the Compensation Committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the Directors, the executive Directors, that is the Chairman and the Chief Executive Officer, to consider the long-term compensation mechanisms and specifically the grants of performance shares and stock-options, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

At least half of the members of the Compensation Committee and its Chairman are “independent” directors.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Article 20    Audit and Finance Committee

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

One director of the Company, upon request of the Board of Directors to the Audit and Finance Committee, may attend the meetings of the Audit and Finance Committee.

At least two thirds of the members of the Audit and Finance Committee are “independent” Directors and as long as the Company is listed on the New York Stock Exchange all the members of the Committee shall be “independent”.

Article 21    Committee of Independent Directors

The missions of the Committee of Independent Directors shall be:

•	it examines the choice of general management organization, the review of changes in and the application of the rules of corporate governance, the preparation of the evaluation of the functioning of the Board, the review of ethical issues, the attention paid to the proper functioning of the governance bodies, and in particular the transmission of the information requested by “independent” directors;

•	it may ask the Chairman of the Board of Directors to convene a meeting of the Board of Directors on any specified agenda and/or recommend including additional matters to the agenda of a meeting of the Board already scheduled, in each case, at any time and in relation to its mission;

•	it reviews the requests made by shareholders with regard to governance and makes sure that they are answered;
•	it receives, prior to the vote by the Board of Directors, all the reasonably required information regarding the decisions subject to the prior approval of the Board of Directors pursuant to (8) and (9) of Article 2;

•	it submits to the Board of Directors, prior to its vote, its recommendations regarding the decisions subject to the prior approval of the Board of Directors pursuant to (8) and (9) of Article 2;

•	it plays a preventive role to raise the awareness of all directors with respect to conflict of interests; it seizes itself of any actual or potential conflict of interests of which it would become aware and leads any necessary investigations in order to identify and prevent such actual or potential conflict of interests. It informs the Board on actual or potential conflict of interests it may have identified or which may be brought to its attention concerning executive officers or members of the Board and submits its recommendations to the Board;

•	it may request any information related to the execution of the Master Services Agreement to be entered into between Nokia and the Company;

•	it shall be provided with the minutes of any meeting of the Steering Committee in charge of supervising the execution of the Master Services Agreement to be entered into between Nokia and the Company;

•	it arbitrates any disputes escalated by the Steering Committee established under such Master Services Agreement in accordance with its terms, as the case may be; and

•	it reports on its activities to the Board every year on a date determined by the Board.

To that end, the Committee may consult the members of the other committees of the Company for any matter related to conflicts of interests, related party agreements and agreements between the Company and affiliated companies which shall be reviewed by the Committee.

All the members of the Committee of Independent Directors are “independent” directors.

Article 22     Technology Committee

The mission of the Technology Committee is to review, on behalf of the Board, the major technological options that are the basis of R&D work and the launching of new products. The Technology Committee will be kept informed of the development of Alcatel-Lucent’s scientific and technical co-operation projects with the academic and research environment.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Annex 1    Compensation

The Directors will receive quarterly attendance fees, it being specified that the Nokia group policy regarding directors’ fees for its employees and officers provides that said individuals will not receive any directors’ fees, including fees relating to the attendance of committee meetings in listed subsidiaries.

Attendance fees are paid quarterly, it being specified that, with respect to the fixed element, each quarter begun is due.

The annual amount to be received is determined by the Shareholders’ Meeting. This amount comprises the following components:

Fixed element

The first portion will be a fixed amount and will be divided according to the following rules:

•	the chairman of the Committee of Independent Directors will receive an annual amount of €120,000;

•	the other members of the Committee of Independent Directors will receive an annual amount of €50,000;

•	the chairman of the Corporate Governance and Nominating Committee will receive an annual amount of €15,000;

•	the other members of the Corporate Governance and Nominating Committee will receive an annual amount of €5,000;

•	the chairman of the Compensation Committee will receive an annual amount of €15,000;

•	the other members of the Compensation Committee will receive an annual amount of €5,000;

•	the chairman of the Audit & Finance Committee will receive an annual amount of €25,000; and

•	the other members of the Audit & Finance Committee will receive an annual amount of €10,000.

Variable element

The second portion is a variable amount and will be divided among the Directors in accordance with their attendance at Board meetings and at any meetings of the committees of which they are member.

The amount to be received is determined as follows:

•	the chairman of the Committee of Independent Directors will receive an amount of €10,000 per attended meeting;

•	the other members of the Committee of Independent Directors will receive an amount of €5,000 per attended meeting;

•	the members of the Corporate Governance and Nominating Committee will receive an amount of €2,000 per attended meeting;
•	the members of the Compensation Committee will receive an amount of €2,000 per attended meeting; and

•	the members of the Audit & Finance Committee will receive an amount of €2,000 per attended meeting.

Attendance fees tied to a commitment to acquire and hold Company shares

The following provisions of this paragraph shall apply unless the shareholders decide to withdraw such mechanism, either at the annual general meeting to be held in 2016 or subsequently, or unless the Company’s shares are squeezed out or delisted at any time.

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

A copy of the declaration of the share transaction is to be sent to the French Financial Market Authority (“AMF”), within the prescribed statutory period. The Secretary then posts said declaration on the company’s website.

The attendance fees tied to a commitment to acquire and hold shares in the Company shall be paid at the same time as the payment of the fourth instalment of attendance fees.

The Chairman, the Chief Executive Officer and any Directors who are executive officers of the Company will not receive any attendance fees.

7.1.3.3  Organization of Board meetings

Pursuant to the Board Operating Rules, the Board of Directors meets at least once every quarter. However, in practice, the Board of Directors meets more frequently, illustrating the commitment of its Chairman and the Directors to the Company.

To facilitate attendance, the Directors may attend the meetings by video conference or other means of telecommunication, and in such event, they are taken into account in the calculation of the quorum and majority, except where otherwise provided by

CORPORATE GOVERNANCE

Chairman’s corporate governance report

law (see Article 12 of the Board Operating Rules in Section 7.1.3.2 “The Operating Rules of the Board of Directors”).

If a Director considers that he/she is actually or potentially in a conflict of interest situation, he/she must notify the Chairman of the Board and refrain from voting the corresponding resolution.

Attendance at Board and Committee Meetings in 2015

Meetings of the Board of Directors and Committees in 2015	Board	Audit and Finances Committee	Corporate Governance and Nominating Committee	Compensation Committee	Technology Committee

Mr. Caio	8	-	-	-	2

Mr. Camus	12	-	-	-	-

Mrs. Cico	11	-	-	-	4

Mr. Combes (1)	9	-	-	-	-

Mr. Eizenstat	11	-	5	7	-

Mrs. Goodman	12	5	-	-	4

Mr. Hughes	11	5	5	-	4

Mr. Monty	12	5	3	-	-

Mr. Piou	12	-	5	7	4

Mrs. Summers (2)	5	2	-	-	-

Mr. Spinetta	11	5	5	7	-

Mrs. Morali (3)	1	-	-	1	-

Mr. du Mouza (4)	5	2	3	3	2

Mr. Lapraye	7	3	2	4	2

Mr. Le Dissez	12	5	5	7	4

TOTAL NUMBERS OF MEETINGS	12	5	5	7	4

OVERALL ATTENDANCE RATE TO DECEMBER 31, 2015 (5)	88%	100%	92%	88%	90%

(1)	Mr. Michel Combes resigned as a Director and Chief Executive Officer effective as of September 1, 2015.

(2)	Mrs. Sylvia Summers was appointed as Director at the Shareholders’ Meeting of May 26, 2015.

(3)	Mrs. Véronique Morali resigned from her position as Director on July 15, 2015, date on which her position as member of the Compensation Committee also ended.

(4)	Mr. Laurent du Mouza was appointed as Board Observer at the Shareholders’ Meeting of May 26, 2015.

(5)	The Board Observers are not taken into account in the calculation of the overall attendance rate.

Board meetings are usually held at the Company’s head office in Boulogne-Billancourt, or in the United States, in Murray Hill (New Jersey), at the head office of Alcatel-Lucent USA Inc. However, meetings can also be held regularly at other sites of the Alcatel Lucent Group with a view of facilitating the dialog between the executives, employees and Directors and enabling the Directors to better understand the wide range of business activities of the Alcatel Lucent Group, as well as the specific challenges the Group is facing in its main markets.

For the same purpose, the Directors may also seek the opinion of the senior management within the Alcatel Lucent Group on any subject they deem appropriate, and meet with them in an informal way at the meetings held most of the time before the Board of Directors meetings. The Directors also regularly meet with the employees of the Alcatel Lucent Group, in particular with those with strong career potential. To assist them in the performance of their duties, the members of the Board receive all relevant information regarding the Company, in particular, the financial analysis reports. This information is made available to the Directors via a secured Intranet site dedicated to the Board members.

In addition, the meetings of the Board of Directors are usually preceded by a meeting of one or more of the five specialized Committees. In particular, the quarterly Board meetings that prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

The Audit and Finance Committee may invite to its meetings the Chief Financial Officer of the Company and members of his team, as well as the members of the Disclosure Committee, in or out of the presence of the Chairman of the Board of Directors (or, when the position of Chairman of the Board of Directors and Chief Executive Officer were not cumulated, the Chairman of the Board of Directors or the Chief Executive Officer) or of the executives of the Group. It may also convene, at the end of each meeting and separately, the head of internal audit and the Statutory Auditors, without the attendance of the executives of the Alcatel Lucent Group.

Due to scheduling issues and the distant location of certain Directors, the Board of Directors tries to arrange for the Audit and Finance Committee meetings and the Board of Directors

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

meetings to take place within two consecutive days, while making sure that the Directors have sufficient time to adequately review the documents and information.

Until August 31, 2015, in compliance with the AFEP-MEDEF Code, at the end of most of the Board of Directors’ meetings, the Chairman led a discussion among the Directors without the attendance of the Chief Executive Officer and of the executives and employees invited to attend the meetings.

Further, Article 13 of the Board Operating Rules provides that the Board of Directors shall meet without the Directors who are also executives or employees of the Company in order to assess the performance of the Executive Directors. The Chairman of the Board and interim CEO does not participate in such meetings.

Participation in the Committee meetings

The Chairman of the Board of Directors and interim CEO (or, when the position of Chairman of the Board of Directors and Chief Executive Officer were not cumulated, the Chairman of the Board of Directors and the Chief Executive Officer) and the Directors who are not members of a Committee may attend the meetings with a consultative vote, except for the meetings of the Compensation Committee and the Corporate Governance and Nominating Committee during which their personal situation is being discussed.

Participation of the Board Observers

In accordance with Article 14 of the Alcatel Lucent bylaws, the Board Observers are convened to the meetings of the Board of Directors and they participate on a consultative basis including in the meetings of the Corporate Governance and Nominating Committee and of the Compensation Committee. Upon the recommendations of the Corporate Governance and Nominating Committee, the Board of Directors extended the participation of the Board Observers to the meetings of all the Committees. The Board Observers already participated in the meetings of the Audit and Finance Committee and of the Technology Committee. This participation is in line with the provisions of the AFEP-MEDEF Code which recommend that a director representing the employees participate in the meetings of the compensation committee.

7.1.3.4  Activity of the Board of Directors in 2015 and early 2016

The Board of Directors met twelve times during fiscal year 2015, with an average attendance rate of 88 % and six times in early 2016, with an attendance rate of 93%. The main topics addressed by the Board of Directors were as follows:

Group strategy and transformation

The Board of Directors examined the implementation of the strategic guidelines previously decided, and of the guidelines underlying the action plans adopted by the Group for 2015. It made sure of the continued transformation of the Group in accordance with The Shift Plan announced on June 19, 2013 and discussed the main measures taken to ensure the adaptation and rationalization of the Group’s structures, procedures and production tool.

During fiscal year 2015, the Board’s activity focused on the transaction with Nokia, which was discussed at each meeting. It received presentations from the Group’s management on the progress of the negotiations. The meetings in which significant stages were reached are briefly summarized below.

In connection with the transaction with Nokia, the Board was assisted in its analyses by the financial experts Zaoui & Co, who were engaged by the Company to carry out various assessments. Zaoui & Co gave numerous briefings and submitted numerous written opinions. The law firm Sullivan & Cromwell assisted the Company with the legal aspects of the transaction and with drafting of the Memorandum of Understanding entered into between the Company and Nokia.

At the meeting of February 5, 2015, the Board of Directors considered the financial and operational aspects of a potential sale of the Company’s wireless business to Nokia as well as a valuation analysis, an analysis of potential value creation, the potential execution risks and likely timetable for the transaction. The Board of Directors also considered the strategic rationale for a sale of Alcatel-Lucent to Nokia as well as the industrial, operational and market factors that supported a full combination of the two groups and the financial aspects of such a combination.

The combination of the two groups by means of a public exchange offer was considered at the meeting of March 13, 2015 together with the valuation analyses regarding the possible exchange ratios based on the share prices of the Company and of Nokia, as well as the likelihood of this offer being completed. However, the Board of Directors also considered alternatives to a strategic transaction with Nokia, including the sale of Alcatel-Lucent’s wireless business, another possible business combination or a strategic partnership, and concluded that no strategic alternative was feasible at such time. The Board of Directors considered the possible reaction of Alcatel Lucent’s significant customers.

At the meeting held on March 29, 2015, the Board of Directors received a financial presentation prepared by Zaoui & Co and addressed the questions of the process for the proposed transaction, the fairness of the proposed exchange ratio, and the possibility of renegotiating the exchange ratio. The Board of Directors gave its support and authorized the management team to continue the discussions with Nokia. At the Board meeting of April 14, 2015 senior management presented an update on the discussions with Nokia. The Board of Directors considered the Memorandum of Understanding and the terms and conditions of the Nokia Offer, financial and legal aspects of which were earlier reviewed by Zaoui & Co and Sullivan & Cromwell. The Board of Directors unanimously approved the Memorandum of Understanding and the press release announcing the transaction on April 15, 2015.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

After the signature of the Memorandum of Understanding, the Board of Directors also reviewed the approaches made to various authorities and the responses obtained from those authorities, including the French government, financial regulators such as the AMF and the SEC, and the regulatory and administrative authorities in the countries where such procedures were required, particularly in the USA, China and the European Union.

At the Board meeting of October 28, 2015, senior management presented a further update on the discussions with Nokia, after review by Zaoui & Co and Sullivan & Cromwell of the final financial and legal terms of the Memorandum of Understanding. Zaoui & Co presented its updated opinion on the financial terms of the Memorandum of Understanding to the Board of Directors. According to this opinion, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in it, the exchange ratio proposed to be paid to the holders of the Alcatel Lucent shares, including ADSs, pursuant to the offer was fair from a financial point of view to such holders. The Board of Directors also acknowledged the independent expert report from Associés en Finance, which was appointed by the Board of Directors at the meeting of June 4, 2015 to produce a report on the financial terms of the transaction in accordance with Article 261-1 et seq. of the AMF General Regulation and the Memorandum of Understanding signed between the two groups. Following additional discussion and in consideration of the terms and conditions of the Nokia Offer, the Board of Directors again voted in favor of continuing the transaction and issued a reasoned opinion in compliance with the provisions of article 231-19 of the AMF regulations and unanimously determined that the Nokia Offer was in the best interest of Alcatel-Lucent, its employees and stakeholders including shareholders and holders of ADSs (it being noted that the three Directors who were proposed to join Nokia’s board of directors did not participate in the discussions and did not vote on the reasoned opinion).

Operational aspects were also monitored by the Board of Directors, which took steps to set up the integration team in charge of implementing the operational combination of the two groups, and monitored this team’s activity. The Board of Directors also took an interest in the new operational model, including that in China.

For further information, please refer to the draft response offer document (projet de note en réponse) filed by Alcatel Lucent with the AMF.

Financial statements and financial position

The Board of Directors reviewed and approved the consolidated financial statements for the fiscal year 2014, which were then approved at the Shareholders’ Meeting of May 26, 2015. Moreover, at the Board meeting of February 10, 2016, in accordance with the Audit and Finance Committee’s recommendations and in the presence of the Statutory Auditors, the Board of Directors reviewed the financial and consolidated financial statements not audited for the fiscal year 2015. The Board of Directors, at its meeting of April 26, 2016, approved the consolidated financial statements, which will be submitted to the shareholders for approval at the next Shareholders’ Meeting, in 2016. The Board of Directors proposed to allocate the results to the retained earnings account and to maintain the suspension of the distribution of dividends for the fiscal year ended December 31, 2015.

Moreover, after having been informed thereon by the Audit and Finance Committee, the Board of Directors reviewed the cash flow, pension fund management, and the Group’s overall financial situation, as well as the contemplated evolution of the situation.

It examined the risks that the Alcatel Lucent Group is facing and the measures implemented under the Enterprise Risk Management program, and also approved the Chairman’s corporate governance and internal control and risk management report produced for the fiscal year 2015.

Corporate governance

The Board of Directors continued to oversee the functioning of the Company’s management bodies and to ensure that the Company complies with best corporate governance practices. In 2015, the Board submitted to the Shareholders’ Meeting the nomination of Mrs. Sylvia Summers as a new Director and also proposed to renew the directorships of Messrs. Stuart E. Eizenstat, Olivier Piou and Louis R. Hughes.

At its meeting of July 29, 2015, the Board of Directors duly noted the resignation of Mr. Michel Combes as Chief Executive Officer and Director of the Company. Because of the Board of Directors desire to initiate the integration process with Nokia and to ensure a smooth transition with the new senior management team which was put in place at the same meeting, it was agreed that Mr. Michel Combes’ resignation would become effective only on September 1, 2015.

After being briefed jointly by the Compensation Committee and the Corporate Governance Committee, the Board of Directors considered that it would be more appropriate to combine the roles of Chairman and Chief Executive Officer, and accordingly decided to appoint Mr. Philippe Camus as Chairman and CEO on an interim basis for the duration of his directorship, namely until the Shareholders’ Meeting that will approve the financial statements for the period ending December 31, 2015.

The Board of Directors also considered the impact of the proposed combination with Nokia on the governance of Alcatel-Lucent, the composition of the Board of Directors after the transaction and the executive management of the group which would result from a successful Nokia Offer.

Following the success of the Nokia Offer, the composition of the Board of Directors was substantially modified on January 8, 2016, to reflect the new shareholdings. On the one hand, the Board of Directors acknowledged the resignations of Messrs. Jean C. Monty, Louis R. Hughes, Olivier Piou, Stuart E. Eizenstat, and Francesco Caio and Mrs. Kim Crawford Goodman. On the other hand, in order to replace the resigning directors, the Board of Directors co-opted Messrs Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, and Samih Elhage and

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Ms. Maria Varsellona, all of whom hold either directorships or operational roles within the Nokia group. The co-optation of these members will be submitted to the shareholders at the coming 2016 Shareholder’s Meeting for ratification, on the understanding that Nokia has expressed its intention to vote in favor of such ratification. The Corporate Governance & Nominating Committee emphasized the range of skills of the new Directors, particularly in the fields of technology, finance, law and emerging countries.

The new Board of Directors is composed, in compliance with the recommendations of the AFEP-MEDEF Code of corporate governance, of one third of independent Directors, namely three of nine Directors (Mr. Jean-Cyril Spinetta, Mrs. Sylvia Summers and Mrs. Carla Cico) who form the newly-created Committee of Independent Directors (see Section 7.1.4.5 “Committee of Independent Directors”).

The Board of Directors also confirmed Mr. Philippe Camus in his position as Chairman and Chief Executive Officer.

Additionally, the Board of Directors modified the Board Operating Rules to enhance the governance of the Board, strengthen the independence criteria, supplement the information made available to the independent Directors, and set up a Committee of Independent Directors. The role of the newly-formed Committee of Independent Directors is to ensure that decisions are taken in the corporate interest of the Company, safeguarding the interests of the minority shareholders, and that the Board of Directors functions correctly. The members of the Committee of Independent Directors were appointed on January 8, 2016. The Committee of Independent Directors submitted its first report during the meeting of the Board of Directors of February 10, 2016, on the reopened Nokia Offer, the MSA (Master Service Agreement) (see Section 4.5 “Material contracts”) and an update on the organization in China.

Considering the specific context of the Nokia Offer, the Board of Directors decided to postpone the annual assessment of its operation that will be carried out under the supervision of the Corporate Governance and Nominating Committee.

The Board of Directors made sure, at the Shareholders’ Meeting of May 26, 2015, that the shareholders were duly informed, specifically through a detailed report delivered by the Chairman and Chief Executive Officer on the Group’s situation and corporate governance, including the governance measures to be adopted following the transaction with Nokia, in the event the public exchange offer were to be successful. The Board of Directors also made sure that investors and the public were duly informed, in compliance with the requirements of the French and U.S. stock market regulations.

Moreover, as in the previous years, the Board of Directors endeavored to ensure that the Company complies with the strictest principles regarding ethics and professional conduct and abides by the rules and regulations applicable in the countries in which it operates. At the Chief Executive Officer’s initiative, like last year, all the employees throughout the Group were asked to acknowledge individually the principles set forth in the Group’s Code of Conduct.

Human resources and compensation policy

The Board was regularly informed of the main orientations of the Group’s policy regarding human resources and compensation. In particular, it approved the performance criteria relating to the determination of the variable compensation of employees and key executives, and reviewed the global amounts paid as a result.

Also, the Board of Directors determined the performance reviews for the employees’ performance share plans and for the stock option plans for Executive Directors and officers and set the Group’s performance criteria and the targets related to the performance criteria (see Chapter 8 “Compensation and long term incentives”). Pursuant to the new authorization granted by the shareholders at the Shareholders’ Meeting of May 26, 2015 to allocate performance shares, the Board of Directors decided, at its meeting of July 29, 2015, to authorize a performance-based share plan (see Section 8.1.2 “Performance shares”).

In the context of the contemplated combination between Alcatel-Lucent and Nokia, the Board of Directors, approved several amendments to the existing long-term compensation schemes of the Group’s employees and of the Chief Executive Officer. Given the exceptional circumstances of the contemplated transaction between Nokia and Alcatel-Lucent, the Board of Directors decided that all stock options held by Group employees would, subject to certain conditions, be deemed definitively vested and furthermore, in order to replace the 2014 stock option plan which could not be implemented, the Board of Directors approved the principle of a grant of unrestricted shares to the concerned employees. With respect to performance shares which had been granted before April 14, 2015 and which, at the time of the public offer, had not been vested, the Board granted their beneficiaries the possibility, subject to certain conditions, to waive their rights under such performance shares. In exchange for this waiver of rights, these beneficiaries received a number of Alcatel Lucent shares equal to the number of performance shares they were entitled to receive under the relevant plans, subject to, in particular, the undertaking to sell the shares thus received on the market two trading days at the latest before the last day of the reopened Nokia Offer, (see Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”).

The Board of Directors, after taking into account the exceptional circumstances of the contemplated transaction with Nokia and the waiver of vesting and holding conditions applicable to long-term compensation plans of Group employees, decided to waive the presence condition applicable to the Performance Units granted to Mr. Michel Combes and decided to replace the 2014 undertaking to grant him stock options (which could not be implemented) by a grant of unrestricted Alcatel Lucent shares, subject to some conditions, mainly the completion of the Nokia Offer.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Following the termination by Mr. Michel Combes of his position as Chief Executive Officer, the Board of Directors decided, on one hand to execute a non-compete agreement with Mr. Michel Combes and to adjust on a pro-rata basis his long-term compensation, as a function of (i) the presence of Mr. Michel Combes during fiscal year 2015 and (ii) the level of satisfaction of the initial economic performance criteria, which were evaluated by the Board of Directors at its meeting of February 10, 2016 (see Section 8.2.4 “The Chief Executive Officer (until August 31, 2015)”, sub-section “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”).

With respect to Mr. Philippe Camus, the Board of Directors acknowledged, upon the recommendations of the Compensation

Committee, the achievement level of the performance criteria attached to his 2014 Performance Units and considering the work performed by Mr. Philippe Camus as part of the strategic combination of the Company and Nokia and the work relating to the transition with the new management, the Board decided to grant an exceptional compensation to Mr. Philippe Camus, in compliance with Article 23.2.3 of the AFEP-MEDEF Code, which provides that an exceptional compensation may be granted to an officer under “very exceptional circumstances”. Following the success of the Nokia Offer, the Board of Director confirmed Mr. Philippe Camus in his office as Chairman and CEO and modified the structure of Mr. Philippe Camus’ compensation as a consequence of the modification in the Company’s governance (see Section 8.2.3 “Chairman of the Board of Directors and Chief Executive Officer (as from January 8, 2016)”).

7.1.4	Powers and activity of the Board of Directors’ Committees

The Board of Directors has five specialized Committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, the Technology Committee and the Committee of Independent Directors. Each Committee has its own operating rules approved by the Board. Each Committee reports to the Board of Directors, which has sole authority to take decisions concerning the subjects presented to it.

7.1.4.1  Audit and Finance Committee

The Audit and Finance Committee met five times during fiscal year 2015, with an average attendance rate of 100%, and twice in early 2016, with an attendance rate of 100%.

Members

This Committee comprises no less than three members, at least one of whom must have recognized financial or accounting expertise.

Beyond the requirements of the AFEP-MEDEF Code, the Committee’s operating rules provide that all the Directors who serve on the Committee must be “independent” and that the Committee may not include any executive director (in French, “mandataire social”). Similarly, Directors who hold other executive positions within the Company may not be members of this Committee.

In the context of the modifications to our governance approved on January 8, 2016 by the Board of Directors following the success of the Nokia Offer, the composition of the Audit and Finance Committee was modified. Since that date, the Committee is comprised of Mrs. Sylvia Summers (Chairman), Mrs. Carla Cico and Mr. Jean-Cyril Spinetta. All members are independent according to the criteria retained by the Board of Directors, which are based on the recommendations of the AFEP-MEDEF Code (See Section 7.1.2 “Principles of organization of our Company’s Management”).

Until January 8, 2016, the Audit and Finance Committee was comprised of Mr. Jean C. Monty, Mrs. Kim Crawford Goodman, Mr. Louis R. Hughes, Mr. Jean-Cyril Spinetta and Mrs. Sylvia Summers (1).

Mr. Laurent du Mouza and Mr. Gilles Le Dissez, Board Observers, also participate in the works of the Committee. On January 8, 2016, the Board of Directors appointed Mrs. Sylvia Summers as the financial expert of the Audit and Finance Committee to replace Mr. Jean C. Monty who resigned as a Director and Chairman of the Audit and Finance Committee on January 8, 2016.

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

(1)	Mrs. Sylvia Summers was appointed as Director at the Shareholders’ Meeting of May 26, 2015.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Financial statements

The role of the Audit and Finance Committee, as defined by the Board Operating Rules, is to review the accounting standards used by the Company, the Company’s risks and significant off-balance sheet commitments, and any financial or accounting matters presented to it by the Chief Executive Officer or the Chief Financial Officer.

The Committee reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements, as well as the proper accounting treatment of the significant transactions at the Alcatel Lucent Group level.

The Committee reviews the scope of consolidation and, where relevant, the reasons why certain companies should not be consolidated.

It reviews the accounting standards which are applicable to and applied by the Alcatel Lucent Group, both according to IFRS and French GAAP (the latter with respect to the parent company’s financial statements), as well as their effects and the resulting differences in accounting treatment.

It examines the Alcatel Lucent and the consolidated quarterly, half-year and year-end financial statements and the Alcatel Lucent Group’s budgets.

Internal control and risk management

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. This Committee ensures that a process to identify and analyze risks exists, in particular for risks that are likely to have a material impact on accounting and financial reporting. The head of the Internal Audit Department within the Alcatel Lucent Group periodically reports to the Committee on the results of the work of his/her department. In addition, twice a year, the Committee reviews the Alcatel Lucent Group’s internal audit plan and the method of operation and organization of the Internal Audit Department. This Committee is consulted on the selection of the head of the Internal Audit Department and on his/her potential replacement.

This Committee reviews any complaint, alert or other report, including those submitted anonymously, that reveal a potential malfunction in the financial and consolidation process set up within the Alcatel Lucent Group.

The Audit and Finance Committee meets periodically with our Chief Compliance Officer to check the adequacy of our compliance programs, any potential significant violations of these programs and the corrective measures taken by us.

Financial information

The Audit and Finance Committee also reviews the Alcatel Lucent Group’s indebtedness, its capitalization and any possible changes to this capitalization, as well as any financial or accounting matters presented to it by the Chairman of the Board of Directors or the Chief Financial Officer (such as risk coverage and centralized treasury management).

It also reviews any financial transactions having a significant impact on the Alcatel Lucent Group’s financial statements, such as any issuance of securities in excess of € 400 million, which must be approved by the Board of Directors.

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

The Committee’s work in 2015 and early 2016

At each meeting, the Committee was briefed by the Chief Financial Officer and the Statutory Auditors and reviewed, in the Statutory Auditors’ presence, the key points discussed with the Chief Financial Officer during the preparation of the financial statements.

The Committee conducted a review of the Company and consolidated financial statements for fiscal years 2014 and 2015 and the half-year and quarterly consolidated financial statements for fiscal year 2015. To prepare for this review, the Committee relied in particular on the work of the Disclosure Committee created to ensure the reliability of the information disclosed by the Alcatel Lucent Group.

On several occasions, the Committee has considered the consequences of the main agreements and other commitments of the Alcatel Lucent Group, and the major elements of its financial position, in particular its capitalization, its debt and the status of its pension funds.

The Committee reviewed in detail the documentation related to the Nokia Offer, in particular the reports issued by the independent expert. The Committee more particularly reviewed the issues related to the costs generated by this transaction, the potential impact of the change of control on the year-end financial statements closing process and the risks of the transaction. On the basis of these elements, the Committee

CORPORATE GOVERNANCE

Chairman’s corporate governance report

recommended to the Board of Directors that it issue a reasoned opinion recommending to the holders of shares of the Company and the holders of other securities of the Company that they tender their securities to the Nokia Offer.

The Committee also reviewed the Alcatel Lucent Group’s budget for 2015 and the draft resolutions relating to the financial authorizations to be submitted to the shareholders at the Shareholders’ Meeting on May 26, 2015. As such, the Committee discussed several times the exposure to exchange rates and the impact of the depreciation of the Euro against the U.S. dollar and the impact on the budget. It also reviewed the financial sections of the reference document and the 20-F Form for 2014 and for 2015, as well as parts of the report of the Chairman of the Board of Directors on internal control and risk management, particularly those related to accounting and financial reporting.

In the context of the monitoring of the financial reporting process, the Committee took note of the change in the Group accounting methods and principles, in particular, with respect to the accounting treatment of certain deferred tax assets, which led to the restatement of the consolidated financial statements of the two prior fiscal years (2013 and 2014). The Committee reviewed Note 4 to the consolidated financial statements, which reflects these changes (see Section 12.1 “Consolidated financial statements”, Note 4 “Change in accounting treatment and presentation”) and recommended that the Board approve the 2015 consolidated financial statements as modified compared with the preliminary unaudited financial statements.

In the context of its mission of monitoring the effectiveness of internal control and risk management procedures, the Committee heard the Group’s senior managers and took note of their findings, in particular with regard to the certification process required by Section 404 of the Sarbanes-Oxley Act. These findings evidenced two material weaknesses in our internal controls over financial reporting, which related, first, to the controls over the process of recognizing deferred tax assets, and, second, to the controls over the revenue recognition process in the United States (see Section 11.1 “Controls and procedures”).

The Committee also received the Internal Audit Department’s annual report for 2014 and for 2015, as well as the internal audit plans for 2015 and 2016. It reviewed the internal and external auditors’ report. The Committee also reviewed, at its meeting of March 13, 2015, the Enterprise Risk Management (ERM) process.

Finally, the Committee reviewed the Statutory Auditors’ reports and participated in the determination of the Statutory Auditors’ fees. The Committee was also briefed by the Chief Compliance Officer on the compliance programs set up for 2014 and 2015 and on the objectives set for 2016.

7.1.4.2  Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met five times during fiscal year 2015, with an attendance rate of 92%, and once in early 2016, with an attendance rate of 100%.

Members

The operating rules of the Corporate Governance and Nominating Committee provide that the Committee must comprise no less than three members, and that its Chairman and at least half of its members must be independent Directors. Since January 8, 2016, its members are Mr. Jean-Cyril Spinetta, Chairman since July 30, 2014, Mrs. Carla Cico and Ms. Maria Varsellona. Mr. Jean-Cyril Spinetta and Mrs. Carla Cico qualify as independent Directors according to the criteria established by the AFEP-MEDEF Code.

Until January 8, 2016, the Committee had to consist of no less than four members, at least two-thirds of whom had to be independent. The members of the Committee were Mr. Jean- Cyril Spinetta, Mr. Stuart E. Eizenstat, Mr. Louis R. Hughes, Mr. Jean C. Monty, and Mr. Olivier Piou.

The Chairman of the Board, the Chief Executive Officer or the Chairman and CEO (when these functions are combined) may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

Role

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

•	review questions related to the composition, organization and operation of the Board of Directors and its Committees;

•	identify and propose to the Board individuals who are qualified to hold the position of Director and serve on Committees;

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company;

•	oversee the evaluations of the Board and of its Committees;

•	study matters of compliance in joint session with the Audit and Finance Committee;

•	review different elements of the Human Resources policy and the Group’s corporate social responsibility (CSR) policy in joint session with the Compensation Committee; and

•	review succession plans for the Chief Executive Officer.

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

The Committee’s work in 2015 and early 2016

Pursuant to its operating rules, the Committee was in charge of a number of issues during the fiscal year 2015 and early 2016 with respect, in particular, to the renewal of the Directors’ mandates, the Board’s annual assessment, the change of management following the departure of Mr. Michel Combes, and the changes in the composition of the Board of Directors and the rules applicable to it, due to the success of the Nokia Offer.

In the context of the Shareholders’ Meeting of May 26, 2015, the Committee studied the situation of the Directors whose term of office was due to end and of candidates to a first appointment. It thus proposed: (i) the renewal of the terms of office of Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou and (ii) the appointment of Mrs. Sylvia Summers as Director for a three-year term, that is, until the end of the Shareholders’ Meeting which will be called to approve the financial statements for fiscal year ending December 31, 2017. The Committee also reviewed the profile of the candidates proposed by the FCP 2AL (former name of the FCP AN) for the role of Board Observer. Consequently, it proposed the appointment of Mr. Laurent du Mouza as Board Observer for a period of three years, that is, until the end of the Shareholders’ Meeting which will be called to approve the financial statements for the fiscal year ending December 31, 2017.

Given the use of the entire limit authorized by the May 28, 2014 Shareholders’ Meeting for the share capital increase without any preferential subscription rights, the Board of Directors proposed the early renewal of the dilutive financial delegations as well as of the non-dilutive ones in order to ensure that all of the financial delegations comply with the latest legal and regulatory developments.

The renewal of these delegations also allowed to take into account the provisions of the Law no. 2014-384 of March 29, 2014 “Florange Law” “aimed to recapture the real economy”, which put an end to the mandatory application of the neutrality principle of the management bodies during a public offer for the Company’s shares. Notwithstanding this change, the Board of Directors decided to keep the neutrality principle of management bodies during a public offer for the Company’s shares. As a consequence, the Board of Directors may not use the financial delegations for the duration of the public tender offer without the prior approval of the Shareholders’ Meeting.

The Committee also reviewed the independence of the Directors in light of the AFEP-MEDEF Code (see Section 7.1.2.1 “Principles of corporate governance”).

In the context of the termination by Mr. Michel Combes of his position as Chief Executive Officer, the Committee reviewed the conditions of his departure (jointly with the Compensation Committee) and the establishment of an interim management until after the end of the public exchange offer announced by Nokia. The Committee thus recommended entering into a non-compete agreement with Mr. Michel Combes, the combination of the positions of Chairman of the Board of Directors and CEO in the person of Mr. Philippe Camus and the appointment of Mr. Jean-Cyril Spinetta as Lead Director.

As part of the Nokia Offer, the Committee also analyzed Mr. Philippe Camus’ situation with respect to his obligation to keep the Alcatel Lucent shares granted or acquired during his term of office as Chairman of the Board of Directors until the end of his functions. On December 1, 2015, the Committee recommended to remove Mr. Philippe Camus’ obligation to keep Alcatel Lucent shares to allow him to tender his shares into the Nokia Offer.

The Committee also analyzed the situation of the Directors with regard to their obligation to keep the shares that they purchase with their additional attendance fees until their mandates expire. The Committee found that the resigning Directors would be able, after their resignation, to tender the corresponding shares into the reopened Nokia Offer, provided that they did not hold any insider information. With respect to the three remaining Directors, the Committee recommended maintaining the obligation to keep the shares purchased with additional attendance fee.

In the context of the Nokia Offer, the Committee reviewed the governance mechanisms put in place to ensure compliance with the corporate governance rules of the AFEP MEDEF Code and the NYSE while Alcatel-Lucent shares and ADSs remain listed on the regulated markets of Euronext Paris and NYSE, respectively, and, also, to protect the interests of minority shareholders. The Committee recommended, in particular, the strengthening of the independence criteria and the establishment of a Committee of Independent Directors, mainly responsible for the prevention of conflicts of interest. In addition, the Committee recommended the implementation of a Master Services Agreement between Alcatel-Lucent and Nokia to enable the integration of the two companies while respecting the interests of minority shareholders.

After the success of the Nokia Offer, the Committee also considered, on January 8, 2016, the status of the candidates proposed by Nokia for nomination by co-optation as Directors to replace the resigning Directors. The Committee noted the diversity of skills of the new Directors and recommended their nomination. It conducted a review of independence of all Directors who would compose the Board of Directors.

7.1.4.3  Compensation Committee

The Compensation Committee met seven times during fiscal year 2015 with an attendance rate of 88% and three times in 2016 with an attendance rate of 100%.

Members

The operating rules of the Compensation Committee provide that the Committee must comprise no less than three members, and that its Chairman and at least half of its members must be independent Directors. Since January 8, 2016, its members are Mr. Jean-Cyril Spinetta (Chairman), Mrs. Sylvia Summers and Mr. Risto Siilasmaa. Mr. Jean-Cyril Spinetta and Mrs. Sylvia Summers qualify as independent Directors according to the criteria established by the AFEP-MEDEF Code.

Until January 8, 2016, the Compensation Committee had to consist of no less than four members, at least two-thirds of whom had to be independent. The members of the Committee were Mr. Jean-Cyril Spinetta (Chairman), Mrs. Véronique Morali (until

CORPORATE GOVERNANCE

Chairman’s corporate governance report

July 15, 2015), Mr. Stuart E. Eizenstat and Mr. Olivier Piou. All members were independent Directors according to the criteria applicable in France.

The Chairman of the Board and the Chief Executive Officer, or the Chairman and CEO (when these functions are combined), may attend the meetings of the Committee and participate in the discussions on a consultative basis except when their personal situation is discussed.

Role

The role of the Compensation Committee, as defined by the Board Operating Rules, is as follows:

•	To develop and make proposals to the Board of Directors, with respect to the compensation of the Directors, the Chairman, the Chief Executive Officer, and, when applicable, of the Chairman and CEO;

•	To review the proposals of the Senior Management concerning long-term compensation including, in particular, performance share grants and grants of stock options and other profit-sharing schemes linked to the Company’s share price to employees and senior officers of the Alcatel Lucent Group;

•	To propose to the Board the implementation of plans and to make recommendations on the conditions of these long-term instruments (vesting conditions, attendance and performance);

•	To review the performance of the implemented long-term compensation instruments and provide a situation update to the Committee;

•	To review any proposal to increase the capital of the Company reserved to employees;

•	To review the different sections of the Human Resources policy and the Alcatel Lucent Group’s CSR policy in joint session with the Corporate Governance and Nominating Committee.

The Committee’s work in 2015 and early 2016

The Committee reviewed the components of the Company’s long-term compensation policy, which consists of performance shares and stock option grants. It reviewed the performance criteria applicable to the previous performance share and stock option plans. It recommended the early renewal, at the Shareholders’ Meeting of May 26, 2015, of the authorization to issue performance shares in order to take advantage of the flexibility provided by the draft law for growth and activity, which was effectively adopted thereafter (Law n°2015-990 of August 6, 2015 for growth, activity and equality of economic opportunity). In July 2015, it recommended the implementation of a performance share plan to grant performance shares to 3,745 beneficiaries.

The Committee also approved the criteria and the objectives related to the Company’s new variable compensation plan (Achievement Bonus Plan – ABP) for fiscal year 2015, as defined by the management of the Company. The Committee reviewed and acknowledged the level of the Company’s overall 2015 performance level based on the Segment Operating Cash Flow, and the level of customer satisfaction measured through a customer satisfaction survey.

In the context of the Nokia Offer, the Committee recommended adopting acceleration and liquidity mechanisms for beneficiaries of stock options and performance shares not yet vested or available. It also recommended replacing the stock option plan approved in 2014 but not implemented with a share grant plan. In view of the reduced liquidity that may affect the Alcatel Lucent shares following the Nokia Offer, the Committee also recommended the waiver of the obligation for Mr. Philippe Camus and the members of the Leadership team to hold their Alcatel Lucent shares.

The Committee also reviewed the components of the compensation of the Chairman of the Board of Directors and of the Chief Executive Officer for fiscal years 2014 and 2015, in particular concerning the Chief Executive Officer’s variable compensation, and the performance criteria which condition the vesting of their Performance Units. It recommended, in particular, postponing until the end of the vesting period of 2 years the assessment of the performance criteria for the Performance Units allocated to the Chairman of the Board in 2014.

In the context of the combination between Alcatel Lucent and Nokia and given the amendments made to the instruments of long-term compensation benefiting to the employees of the Group, the Compensation Committee recommended the amendments of certain components of Mr. Michel Combes’ compensation, and particularly the Performance Units and the replacement of the 2014 stock option plan (which could not be implemented), in line with the principles applicable to employees as described in Chapter 8 (Sections 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer” and 8.2.4 “The Chief Executive Officer (until August 31, 2015)”. Following the decision of Mr. Michel Combes to step down as Chief Executive Officer, the Committee recommended the signature of a non-compete agreement and the acknowledgement that his pension rights are subject to a performance review, as well as the acknowledgement that the payment conditions of the severance pay were not met.

On January 8, 2016, in light of the work accomplished by Mr. Philippe Camus in the context of the strategic combination between our Company and Nokia, and specially of the work done in the context of the transition with the new management team, the Committee recommended the grant to Mr. Philippe Camus of an exceptional remuneration on the basis of the “very exceptional circumstances” referred to in Article 23.2.3 of the AFEP-MEDEF Code. Considering the confirmation of Mr. Philippe Camus as CEO of the Company in the context of the success of the Nokia Offer, the Committee also recommended the amendment of Mr. Philippe Camus’s annual fixed compensation as described in Chapter 8 (see Section 8.2.3 “Chairman of the Board of Directors and Chief Executive Officer (as from January 8, 2016)”).

The Committee analyzed certain Alcatel-Lucent Group-level human resources matters such as compensation policy and,

7

CORPORATE GOVERNANCE

Chairman’s corporate governance report

during joint sessions with the Corporate Governance and Nominating Committee, looked at development strategy for key individuals and policy concerning professional and compensation equality.

Finally, the Committee analyzed the information related to the compensation of the Executive Directors prior to the publication of this information in this document (see Section 8.2 “Status of the Executive Directors and Officers”).

7.1.4.4  Technology Committee

The Technology Committee met four times during the fiscal year 2015 with an attendance rate of the Directors of 90%.

Members

Since January 8, 2016, the Technology Committee consists of Mr. Rajeev Suri (Chairman), Mr. Philippe Camus and Mr. Risto Siilasmaa.

Until January 7, 2016, the Technology Committee consisted of Mr. Louis R. Hughes (Chairman), Mrs. Carla Cico, Mrs. Kim Crawford Goodman, Mr. Francesco Caio, Mr. Olivier Piou and Mr. Philippe Keryer (member who was not a Director, in charge of the Group strategy and innovation).

Mr. Lapraye (until May 26, 2015), Mr. Laurent du Mouza (as from May 27, 2015) and Mr. Le Dissez participate in the meetings of the Committee as Board Observers.

Role

The roles of the Committee, as defined by the Board Operating Rules, are as follows:

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

The Committee’s work in 2015

During its meetings, the Committee discussed the strategic vision for Alcatel Lucent, topics such as gaps and possible growth acceleration in IP and cloud, and industry dynamics following the announcement of the transaction with Nokia. It reviewed the Alcatel Lucent Group’s product portfolio and its annual quality program. Particular attention was given to the alignment and divergence with Nokia on key technology topics based on public data. The Committee reviewed in detail some of the Alcatel Lucent Group’s key projects such as partnership strategy, diversification and network services platforms. Finally, the Committee undertook a series of profile reviews and reviews of the strategic positioning of some of our competitors.

7.1.4.5  Committee of Independent Directors

The Committee of Independent Directors was created by a decision of our Board of Directors dated January 8, 2016, which established its composition, terms of operation and mission.

The Committee of Independent Directors met three times since its creation, with an attendance rate of 100%.

Members

The Committee of Independent Directors comprises no less than three members appointed by the Board of Directors. All the members of the Committee must be independent (1). The Board of Directors designates a chairman among the members of the Committee. No director holding executive functions in the Company may be a member of the Committee. The members of the Committee may be members of another Committee of the Board.

The Committee is comprised of Mr. Jean-Cyril Spinetta (Chairman), Mrs. Sylvia Summers and Mrs. Carla Cico, who were all determined to be independent by our Board of Directors, in accordance with the Board Operating Rules.

In accordance with the operating rules of the Committee, the Chairman of the Board and CEO (or when the roles of Chairman of the Board and Chief Executive Officer are not cumulated, the Chairman of the Board of Directors and the Chief Executive Officer) may attend the meetings of the Committee and participate in the discussions but may not vote. However, the Chairman of the Board and the Chief Executive Officer may not attend a meeting of the Committee that concerns them.

(1)	As defined in the Board Operating Rules.

CORPORATE GOVERNANCE

Chairman’s corporate governance report

Role

The missions of the Committee of Independent Directors, as defined by the Board Operating Rules are:

•	to examine the choice of general management organization, the review of changes in and the application of the rules of corporate governance, the preparation of the evaluation of the functioning of the Board, the review of ethical issues, the attention paid to the proper functioning of the governance bodies, and in particular the transmission of the information requested by independent Directors;

•	may ask the Chairman of the Board of Directors to convene a meeting of the Board of Directors on any specified agenda and/or to propose that additional matters be included on the agenda of a meeting of the Board already scheduled, in each case, at any time and in relation to its mission;

•	to review the requests made by shareholders with regard to governance and to make sure that an answer is provided to them;

•	to receive, prior to the vote of the Board of Directors, all the reasonably required information regarding the decisions subject to the prior approval of the Board of Directors pursuant to (8) and (9) of Article 2 of the Board Operating Rules;

•	to submit to the Board of Directors, its recommendation as to the decisions subject to the prior approval of the Board of Directors pursuant to (8) and (9) of Article 2 of the Board Operating Rules;

•	to play a preventive role to raise the awareness of all Directors with respect to conflict of interests; to seize itself of any actual or potential conflict of interests of which it would become aware and to lead any necessary investigations in order to identify and prevent such actual or potential conflict of interests; to inform the Board on actual or potential conflict of interests it may have identified or which may be brought to its attention concerning executive officers or members of the Board and to submit its recommendations to the Board;

•	may request any information related to the execution of the Master Services Agreement entered into between Nokia and the Company;

•	shall be provided with the minutes of any meeting of the Steering Committee in charge of supervising the execution of the Master Services Agreement entered into between Nokia and the Company;

•	to arbitrate any disputes escalated by the Steering Committee established under the Master Services Agreement, in accordance with its terms; and

•	to report on its activities to the Board every year on a date determined by the Board.

To that end, the Committee may consult the members of any of the other Committees of the Company on any matter related to conflicts of interests, related party agreements and agreements entered into between the Company and affiliated companies which are subject to a prior review of the Committee.

The Committee provides advice and recommendations, and reports to the Board of Directors, which remains the sole body competent to take decisions on the matters submitted to it.

The Committee’s work in early 2016

In the context of the implementation of the strategic combination pursued by Nokia and Alcatel Lucent, the Committee of Independent Directors issued certain recommendations with respect to the approval of the Master Services Agreement and the Framework Agreement governing any future services agreements to be entered into between Nokia and the Company: a Master Services Agreement with respect to related-party transactions and a Framework Agreement with respect to non-related party transactions. To this end, the Committee of Independent Directors reviewed the draft agreements. The Committee acknowledged the interest of the Master Services Agreement for the Company and, more broadly, for the Alcatel Lucent Group, with respect to related-party transactions, which is subject to the regulated agreements approval procedure described in Section 7.2 “Regulated Agreements”, and the interest of the Framework Agreement with respect to non-related-party transactions, which is not subject to this procedure. In particular, the Committee considered the financial conditions of both Agreements to be fair and reasonable for the Company and, when applicable, for its subsidiaries. Consequently, the Committee approved the terms and conditions of these agreements, and recommended to the Board of Directors that it acknowledge the interest of both agreements for the Company and its subsidiaries, and that it approve their terms and conditions.

Moreover, the Committee reviewed the main terms of the new Revolving Liquidity Support Facility proposed to be made available by Nokia Corporation to Alcatel Lucent USA Inc. for the financing of the redemption of 2017 and 2020 Senior Notes, as well as for general purposes of the Alcatel Lucent Group and its subsidiaries (see Section 4.5 “Material Contracts”). The Committee considered that the terms of this Facility are in the corporate interest of the Alcatel Lucent Group, in the context of the Group’s indebtedness. Consequently, the Committee recommended that the Board approve this new revolving facility.

Finally, the Committee reviewed the main terms of the Revolving Credit Facility entered into between Nokia Corporation and Alcatel Lucent Participations, available for the general purposes of Alcatel-Lucent Participations. The Committee considered that this Revolving Credit Facility is in the corporate interest (intérêt social) of Alcatel Lucent Participations and, more broadly, in the interest of the Alcatel-Lucent group. Consequently, it recommended that the Board of Directors approve the Revolving Credit Facility.

7

CORPORATE GOVERNANCE

Regulated agreements

7.2	Regulated agreements

Regulated agreements, commitments and related party transactions

“Regulated” agreements under French law are agreements between a company and its Chief Executive Officer or a deputy Chief Executive Officer, if any, a director, or a shareholder holding more than 10% of the voting rights, that, while authorized by French law, do not involve transactions in the ordinary course of business under normal terms and conditions.

These agreements, as well as, for example, any new commitment made to the Chairman of the Board of Directors or the Chief Executive Officer in the event of termination of his duties, must be authorized in advance by the Board of Directors through a specific legal procedure, reported on in a special Statutory Auditors’ report and presented for consultation at the Shareholders’ Meeting.

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

Commitments of the Company made in year 2015 in favor of Mr. Michel Combes, who resigned as Chief Executive Officer, effective September 1, 2015

Non-compete indemnity.

At its meeting on July 29, 2015, in order to protect the Company’s interests, the Board of Directors decided, upon the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, in consideration of Mr. Michel Combes’ expertise in the field of telecommunications and the experience he acquired during his time at the Company, to ask for the signature of a non-compete agreement with Mr. Michel Combes, in the context of the termination of his functions as CEO.

The Board of Directors, at its meeting held on September 10, 2015, decided the following:

•	The amount of the non-compete indemnity was set at €3,100,000, to be paid in three installments over a period of three years and with a first payment in November 2015.

•	The non-compete agreement has a term of 40 months, that is, until December 31, 2018.

•	The amount of the indemnity will be reduced by an amount corresponding to the employment portion of the social security contributions owed on the date of payment by the Company on behalf of Mr. Michel Combes.

Waiver of the presence and performance conditions attached to the Performance Units granted to Mr. Michel Combes

In connection with the Nokia Offer, the Board of Directors, at its meeting of April 14, 2015, had decided the principle of the acceleration of the Performance Units granted to Mr. Michel Combes and their payment in shares of the Company, similar to the mechanism put in place for the long-term compensation of employees of the Alcatel Lucent Group, by waiving the presence condition and the future performance conditions related to this compensation, subject to the completion of the Nokia Offer.

At its meeting of September 10, 2015, the Board of Directors reviewed the elements of Mr. Michel Combes’ long-term compensation in light of the recommendations issued by the High Committee for Corporate Governance. Consequently, the Board of Directors reconsidered the treatment of the 2013 and 2014 Performance Units and decided that the Performance Units would only be acquired with respect to periods prior to Mr. Michel Combes’ departure, that is, prorata temporis, and that payments would be made in cash instead of shares. The Performance Units were valued at 4,167,085 euros (see Section 8.2.4 “The Chief Executive Officer (until August 31, 2015)”, subsection “Long-term compensation”).

At its meeting of September 10, 2015, the Board of Directors also decided that the partial or total acquisition of the 2015 Performance Units could not be contemplated, since these Performance Units pertained to future fiscal years (2016 to 2018), after the end of the functions of Mr. Michel Combes as Chief Executive Officer (see Section 8.2.4 “The Chief Executive Officer (until August 31, 2015)”)

These commitments must be approved by the shareholders at the coming 2016 Shareholder’s Meeting in order to comply with articles L.225-38 et seq of the French commercial code.

The commitments of the Company in favor of Mr. Michel Combes at the time of his appointment were approved by the shareholders at the Shareholders’ Meeting on May 7, 2013 in order to comply with articles L.225-38 et seq of the French Commercial Code, and these commitments ended on the day on which Mr. Michel Combes stepped down as Chief Executive Officer, that is, on September 1, 2015 (see Section 8.2.4 « The Chief Executive Officer (until August 31, 2015)”, subsections “Pension plan” and “Benefits after termination of functions”, for more details).

CORPORATE GOVERNANCE

Alcatel Lucent Code of Conduct

Other commitments and related party transactions

Transaction entered into in 2016 with a shareholder holding more than 10% of the Company’s voting rights

On January 8, 2016, upon a recommendation made by the Committee of Independent Directors, and in order to preserve the corporate interest of the Company and of its minority shareholders, the Board of Directors approved the signature of a

Master Services Agreement with Nokia dated January 8, 2016, to implement integration plans, and specifying that each company commits to provide the other company, or to ensure that their respective subsidiaries provide the other company or its subsidiaries, with management services and other services according to the terms and conditions of the agreement. (See Section 4.5 “Material Contracts”, subsection “Master Services Agreement and Framework Agreement”).

Other related party transactions

Details about related party transactions, as defined by IAS 24, entered into by the Alcatel Lucent Group companies in 2013, 2014 and 2015 are presented in Note 29 to the consolidated financial statements “Related party transactions.”

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

In 2015, in order to continue to enhance our employees’ awareness of international good conduct rules, we requested each employee to get acquainted/reacquainted with and approve the Code of Conduct. This requirement was extended to non-employee contract workers (temporary workers, interns and apprentices).

During the first quarter of 2015, the Company put in place a new program called “Conducting our business with integrity”, which sets out the guiding rules of conduct and emphasizes the importance of conducting our business with integrity. The program requires that all employees and temporary workers, interns and apprentices review the Code of Conduct, the applicable laws and the procedures and policies of the Company in order to comply with their responsibility in the name and on behalf of the Company.

The “Code of Ethics for Senior Financial Officers” of 2004, which applies to our CEO or Chairman and CEO, Chief Financial Officer and Corporate Controller, is available on our website. This Code supplements the Code of Conduct mentioned above, which also applies to these senior financial officers.

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

7

CORPORATE GOVERNANCE

Compensation and long-term incentives	8

8.1	Long-term compensation instruments used prior to the success of the Nokia Offer	124

8.2	Status of the Executive Directors and officers	137

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

Section 8.1 “Long-term compensation instruments used prior to the success of the Nokia Offer’’ deals with the general principles with respect to the long-term benefits for employees and management of the Alcatel Lucent Group, as they applied prior to the success of the Nokia Offer (as defined in Section 4.2 “History and development”, subsection “Recent events - Update on the Nokia transaction and related matters”). The compensation of the Officers and Executive Directors is more specifically dealt with in Section 8.2 “Status of the Executive Directors and Officers”.

Long-term compensation arrangements as adapted following the success of the Nokia Offer

Following the success of the Nokia Offer, Alcatel Lucent became a subsidiary of Nokia in early January 2016. The employees of Alcatel Lucent are now entitled to the long-term incentive schemes agreed and implemented within the Nokia Group and, in particular, to receive Nokia Corporation shares.

In the context of the Nokia Offer, the Company proposed to the Company’s stock option and performance shares recipients the acceleration mechanism described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”.

In addition, the stock options and the performance shares with respect to which the acceleration mechanism was not implemented may benefit, under certain conditions, from a liquidity agreement proposed by Nokia, also described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”.

8.1	Long-term compensation instruments used prior to the success of the Nokia Offer

8.1.1	General principles

The purpose of the compensation and long-term profit-sharing mechanisms in the Company’s capital was to involve employees and managers in the development goals of Alcatel Lucent, in the interest of the Alcatel Lucent Group and its shareholders. The main instruments used in this context were the grant of performance shares and stock options, as well as the implementation of profit-sharing agreements and employee savings plans in France.

Grant policy for performance shares and stock options

The grants of performance shares and stock options were decided each year by the Board of Directors at the recommendation of the Senior Management and after review by the Compensation Committee. They were part of the long-term compensation policy of the Company, which served several purposes: to involve employees in the Alcatel Lucent Group’s results; to encourage and reward individual performance; to attract and retain talent in a highly competitive industry, where recourse to such incentives is widespread.

This compensation policy applied globally, but took into account the different practices and specificities of the regulations applicable in each country. Following changes in French legislation in 2014, the Alcatel Lucent Group had aligned since that year the rules and conditions applicable in France and in the other countries. The main characteristics of the plans satisfied the increased demands from the market.

Performance conditions

Every year, the Board of Directors determined the terms and conditions of the plans, and in particular the performance criteria attached to the grants of performance shares and stock options.

The Board of Directors chose to subordinate the grant of performance shares to a single quantitative criterion. This criterion referred to the comparison between the evolution of the Alcatel Lucent share price and the share price of a representative panel of 10 solution and service providers in the telecommunications equipment sector. With respect to the grant of stock options to the Executive Directors and Officers, a single performance criterion had also been selected and was based on the Free Cash Flow.

The table below reflects the most recent performance criteria applicable to performance share and stock option plans.

	Employees	Leadership team

Performance shares	Performance of Alcatel Lucent’s share	Performance of Alcatel Lucent’s share
Stock options (1)	Not subject to performance condition	Free Cash Flow’s evolution

(1)	No grant of stock options to employees since 2013 or to the Leadership team since 2012.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

Gradual vesting and presence

The vesting conditions of stock options and performance shares were reconsidered in 2014 in order to meet new challenges of a telecommunications industry which continues to be particularly competitive, specially in the United States where the compensation practices of the Silicon Valley companies are particularly aggressive.

In this context, the Company had proceeded to make two major changes, on the one hand by harmonizing the conditions between the French employees and those in other countries, and, on the other hand, by adopting the principle of a gradual vesting for 50% of the rights at the end of an initial 2-year period, in order to reinforce the notion of loyalty and long-term encouragement.

Therefore, with regard to stock options, the vesting period was to be now 3 years for all recipients regardless of the Alcatel Lucent Group company that employed them (see Section 8.1.5 “Stock options”):

•	An initial vesting period of 2 years at the end of which the recipient would acquire 50% of the rights provided that he/she was present in the Company at the end of these two years;

•	followed by a second vesting period, which corresponded to the third year, and at the end of which the recipient would acquire the remaining 50% of the rights provided that he/she was present in the Company at the end of this third year.

Given the strategic evolution of our Company, no stock option plan was put in place since 2013 and these new conditions were never implemented.

Stock option plans authorized as from 2014*

*	No plan subject to these conditions was put in place, the date of the last plan being July 12, 2013.

Stock option plans prior to 2014

With regard to performance shares, the total vesting period is 4 years for all recipients regardless of the Alcatel Lucent Group company that employs them (see Section 8.1.2 “Performance shares”):

•	The satisfaction of the presence condition is determined at the end of the first period of 2 years (years 1 and 2) for 50% of the initial grant, and at the end of the second period of 2 years (years 3 and 4) for the remaining 50%;

•	the satisfaction of the performance condition is determined at the end of the same first 2-year period, as well as at the end of the 4-year vesting period.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

Performance share plans 2015 and 2014

Performance share plans prior to 2014

Use of authorizations

The Board of Directors of Alcatel Lucent was given an authorization by the shareholders at the Shareholders’ Meeting of May 26, 2015 to grant performance shares over a period of 26 months in an amount limited to 1.5% of the share capital. It was also given an authorization by the shareholders at the Shareholders’ Meeting of May 28, 2014 to grant stock options over a period of 38 months, in an amount limited to 2% of the share capital.

Regarding the plans implemented pursuant to these authorizations, all grants of performance shares for all recipients have to be subject to performance criteria; the same principle applies to all stock options granted to the members of the Leadership team.

Use: 0.35% of the overall authorization of 3.5% of the capital[1]

9,8 million performance shares were granted during fiscal year 2015 pursuant to the authorization adopted by the shareholders at the Shareholders’ Meeting of May 26, 2015. This represents 0.35% of the Company’s capital1. No member of the Leadership team benefitted from this plan.

Readjustment of the grants and stabilization of the dilutive effects

During recent years, the Company has gradually given priority to the grant of performance shares over stock options.

As of December 31, 2015, the volume of stock options and performance shares in circulation, that is, 87.6 million securities (after adjustment), represented 2.32% of the diluted capital of Alcatel Lucent (see Section 10.2 “Capital”) and 2.88% of its capital.

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

With respect to the flows, the total volume of annual grants of performance shares and stock options was 26.2 million in 2013 (after adjustment), 10.47 million in 2014 and 9.81 million in 2015. The average grant rate, or “average burn rate”, corresponds to the average number of grants of performance shares and stock options within one year. The “historical burn rate” is calculated on the average of the last three grants and represents 15.03 million shares annually, that is, approximately 0.49 % of the capital at December 31, 2015.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

Average annual grant rate in percentage of the share capital

8.1.2	Performance shares

Preliminary note

Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer” describes the mechanism which applied to performance shares in the context of the Nokia Offer.

Characteristics of the grants

For all recipients, the acquisition of performance shares is subject to the recipient’s presence in the Group and to a performance condition, over a gradual vesting period of 4 years. Performance shares are no longer subject to a minimum holding period.

Plan of July 29, 2015

The Board of Directors authorized the granting of 10 million performance shares to 3,745 employees and officers of the Alcatel Lucent Group, subject to the fulfillment of a presence condition and the performance criterion based on the Alcatel Lucent share price. This grant did not include any grant of performance shares to the members of the Leadership team, including the Chief Executive Officer. The number of performance shares actually granted was reduced to 9,807,615 to 3,664 employees, due to legal constraints in certain countries, and the beneficiaries of the cancelled performance shares were instead granted Performance Units.

Presence and performance conditions, gradual vesting: The rights of the recipient are acquired at the end of an overall vesting period of 4 years, subject to a presence condition and a performance condition:

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

Performance criterion of the Alcatel Lucent share price: At the time of the grant, the Board of Directors set the criterion usually applicable to all performance share plans, except that the Board of Directors decided that the composition of the reference panel would be adapted and the Alcatel Lucent share price performance replaced by the Nokia share price performance, in the event of Reduced Liquidity, following the success of the Nokia Offer. There is “Reduced Liquidity” if, after the success of the Nokia Offer, at least one of the following conditions is met:

•	the Company’s shares are no longer listed in any regulated market within the meaning of Article L. 421-1 of the French Monetary and Financial Code;

•	Nokia holds directly or indirectly at least 85% of the Company’s shares; or

•	the average daily trading volume of the Company’s shares on Euronext Paris falls below 5,000,000 shares during the previous 20 consecutive trading days.

The second of these conditions having been met, there currently is Reduced Liquidity.

If there was no Reduced Liquidity, the evolution of the Alcatel Lucent share price would be measured against a representative panel of 10 solutions and services providers in the telecommunication equipment sector. The reference panel may be revised based on changes to these companies, especially in

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer case of transactions concerning their structure that may affect their listing. Since the September 15, 2014 plan, the panel has been composed of the following companies: Adtran, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE. Amdocs and CommScope replaced F5 Networks and Motorola Solutions Inc., the activities of which now differ more from those of the Group. The number of shares definitely acquired depends on the performance of the Alcatel Lucent share price compared with the shares of the companies in the reference panel over the same period. For the adjustment of this mechanism in light of Reduced Liquidity, see below heading “Rights of the recipients in the context of the Nokia Offer”.

Determination of performance level: At the time of the grant, the initial reference share price of Alcatel Lucent and of each of the companies of the panel is determined as being equal to the average of the 20 opening prices preceding the grant date (the “Initial Reference Share Price”). At the end of each comparison period, the reference share price will be determined using the same method for Alcatel Lucent and for the companies of the panel, that is, the average of the 20 opening prices preceding the end date of the comparison period (the “Final Reference Share Price”). For Alcatel Lucent as well as for each company of the reference panel, the ratio used to assess the performance condition is calculated by dividing the Final Reference Share Price by the Initial Reference Share Price.

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

Achievement level. No performance review has been done for this plan yet, the first performance review being scheduled on the second anniversary date of the plan, that is, July 29, 2017.

Rights of the recipients in the context of the Nokia Offer. The recipients of this plan will benefit, under certain conditions and to the extent allowed by applicable regulations, from a liquidity mechanism (see Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”).

In addition, given the Reduced Liquidity, the share price performance criteria was adjusted as follows: the Initial Reference Share Price is replaced by the Alcatel Lucent share price at the time of the grant, adjusted on the basis of the exchange ratio of the Nokia Offer (0.55 Nokia share for 1 Alcatel Lucent share, subject to adjustments); at the end of the comparison period, the Final Reference Share Price will be determined based on the Nokia share price, with Nokia being excluded from the reference panel.

Plan of September 15, 2014

The Board of Directors authorized the granting of 10,466,473 performance shares to 4,641 employees and officers of the Alcatel Lucent Group, subject to the fulfillment of a presence condition and the performance criterion based on the Alcatel Lucent share price. This plan includes a grant of 495,000 performance shares to recipients who were members of the Leadership team at the time of the grant, excluding the Chief Executive Officer.

Presence and performance conditions, gradual vesting. The presence condition and the share price performance criterion applicable to the plan of July 29, 2015 also apply to the plan of September 15, 2014.

Evaluation of the performance for recipients who were members of the Leadership team at the date of the grant: The performance is evaluated at the end of each 2-year period, the definitive acquisition being subject to the satisfaction of the presence condition and to the final evaluation at the end of the 4-year vesting period mentioned above. The calculation method is the same as that used for employees of the Alcatel Lucent Group, with a higher performance condition:

•	if the Alcatel Lucent share price underperforms compared to the share prices of the companies in the panel (its evolution is below the median of the panel), no rights vest;

•	if the Alcatel Lucent share price performs as well as the share prices of the companies in the panel (its evolution is equal to the median of the panel), 75% of the rights relating to the relevant period vest;

•	if the Alcatel Lucent share price outperforms the share price of the companies in the panel by at least 10% compared with the median, 100% of the rights granted with respect to the relevant period vest;

•	between these two limits (median and median + 10%), the number of shares vested is linearly proportional, from 75% to 100%.

Achievement level. No performance review has been done for this plan yet, the first performance review being scheduled on the second anniversary date of the plan, that is, September 15, 2016.

Rights of the recipients in the context of the Nokia Offer. The recipients of this plan were able to benefit from the acceleration mechanisms, or, if applicable, the liquidity mechanisms described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer context of the Nokia Offer”. In addition, the conditions of the share price performance and the composition of the representative panel were modified in accordance with the same principles as for the July 29, 2015 plan.

Plans from 2011 to 2013

Presence and performance conditions. The vesting depends on the presence of the recipient as an employee after a 2-year period from the date of the grant and on the performance of the Alcatel Lucent share price, measured against the share price of a representative panel of 10 solutions and services providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks, Juniper, Motorola Solutions Inc., Nokia and ZTE).

As a reminder, the initial list of 14 providers as defined in 2009 was revised as a result of structuring transactions that ended the listing of the shares of Nortel in 2009, ADC Telecom in late 2010, Comverse in early 2013 and Tellabs at the end of 2013.

The reference price is calculated based on the average opening price on the Euronext Paris exchange for the 20 trading days preceding the end of each 1-year period, and for the shares of the other issuers, on a similar basis on the main exchange where they are listed.

For all recipients who are Alcatel Lucent Group employees – regardless of which legal entity employs them – vested performance shares are available at the end of the fourth year following the grant.

Performance review, gradual vesting. The evolution of the Alcatel Lucent share price and that of the other issuers is measured after each of the two initial 1-year periods for all recipients (Periods 1 to 2). For recipients employed by one of the Group’s companies based outside France, a third review of the performance of the Alcatel Lucent share price is conducted at the end of the fourth year to determine whether the rights calculated with respect to the first 2 years are definitively acquired at the end of the vesting period, that is, at the end of the fourth year. For recipients employed by one of the Group’s companies based in France, there is no additional performance review but an additional holding period of 2 years is required so that the performance shares become available at the end of the fourth year following the grant, as for recipients who are employees of one of the Group’s companies based outside of France.

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

The coefficient used for the second period applies to the balance of rights that have not vested during the first period. No rights vest if the Alcatel Lucent share price is the last in this ranking. The number of performance shares finally vested for recipients who are Alcatel Lucent Group employees in France at the end of the 2-year vesting period amounts to the total number of the vested shares in the 1st and the 2nd years.

Reference Periods 1 to 4. With respect to recipients who are employees of the Alcatel Lucent Group’s companies based outside France, the final number of shares vested will be determined at the end of the 4-year vesting period. The reference price of the Alcatel Lucent share (or Nokia share, as a result of the Nokia Offer and as described in the last heading below “Rights of the recipients in the context of the Nokia Offer”) and of the shares of the other issuers in the representative panel, will be compared to the average of their reference share prices measured at each anniversary date of the grant date in order to establish a ranking of the performance of the Alcatel Lucent share price and of the share prices of the other issuers. If the Alcatel Lucent share price is not ranked in last position, the total number of shares as determined at the end of the reference periods 1 to 2 will be definitively vested.

Achievement levels observed in fiscal years 2015 and 2016. With respect to the March 16, 2011 plan, which includes 9,939,786 performance shares (before adjustment) for 8,177 recipients, it is noted that 816,552 Alcatel Lucent shares (before adjustment) were previously issued to 956 employees of the Alcatel Lucent Group’s companies based in France and who were present on the second anniversary date of the plan (except in case of death or disability), based on an achievement level of 50%. For recipients who are employees of the Alcatel Lucent Group’s companies based outside France, the last performance review was scheduled on the 4th anniversary date of the plan and determined whether the rights acquired at the end of the first two periods (50%) were definitively vested at the end of the vesting period.

At its meeting of March 13, 2015, the Board of Directors determined, consistent with the provisions mentioned above, that the Alcatel Lucent share price ranked 8th in comparison with the shares of the issuers in the panel, and that consequently, since the Alcatel Lucent share was not ranked last, the achievement level of 50% obtained at the end of Period 2 was to be used to determine the number of rights of the 6,109 recipients who were employees of Alcatel Lucent Group companies based outside France, which results in a total of 3,771,094 performance shares definitively vested for the benefit of those employees.

With respect to the March 14, 2012 plan which included 10,474,215 performance shares (before adjustment) granted to 7,936 recipients, after the second performance review that was conducted in 2014, a total of 1,830,056 Alcatel Lucent shares (after adjustment) were issued to 885 recipients who were employees of the Alcatel Lucent Group companies based in France and who were present on the second anniversary date of the plan (except in case of death or disability). For the 936 recipients who were employees of the Alcatel Lucent Group companies based outside France and who did not accept the acceleration mechanism, the Board of Directors on March 16, 2016 determined, in accordance with the provisions set forth above, that the ranking of the Alcatel Lucent share price was

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

2nd compared with the other issuers composing the panel, and, consequently, since the Alcatel Lucent share was not last in the ranking, the achievement level of 100% reached on the second anniversary date of the plan was used to determine the rights of the recipients, that is, a total of 974,121 performance shares definitively acquired by them.

With respect to the July 12, 2013 plan, which included 2,368,500 performance shares (before adjustment) granted to 47 recipients, the Board of Directors on July 29, 2015 determined that the ranking of the Alcatel Lucent share price was 2nd compared with the other issuers composing the panel, and, consequently, that an achievement level of 100% was reached on the second anniversary of the plan and was used to determine the rights of the 9 employees of the Alcatel Lucent Group’s companies based in France and present on the second anniversary of the plan (except in case of death or disability). This resulted in a total of 464,977 performance shares definitely acquired by these recipients. All of the recipients who were employees of the Alcatel Lucent Group’s companies based outside France having accepted the acceleration mechanism described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”, there will not be any performance review on the fourth anniversary date of the plan.

Rights of the recipients in the context of the Nokia Offer. The recipients of this plan were able to benefit from the acceleration mechanisms or, if applicable, the liquidity mechanisms, described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”. In addition, the conditions of the share price performance and the composition of the representative panel were modified in accordance with the same principles as for the July 29, 2015 plan.

8.1.3	Performance reviews for the performance share plans

The following plans were subject to a performance review during fiscal years 2015 or early 2016, or will be subject to a performance review in the coming fiscal years:

			Performance review				Level of achievement
Date of plan	Performance criterion	Weighting	Period 1	Period 2	Period 3	Period 4	Periods 1 to 2	Periods 1 to 4

03/16/2011	Alcatel Lucent share price performance	100%	0% Rank 13	50% Rank 10	_	50% Rank 8	50%	50%

03/14/2012	Alcatel Lucent share price performance	100%	50% Rank 9	100% Rank 1	_	100% Rank 2	100%	100%

07/12/2013	Alcatel Lucent share price performance	100%	75% Rank 3	100% Rank 2	_	_(1)	100%	_

09/15/2014	Alcatel Lucent share price performance	100%	_	Review September 2016	_	Review September 2018	_	_

07/29/2015	Alcatel Lucent share price performance	100%	_	Review July 2017	_	Review July 2019	_	_

(1)	Since all of the recipients who were employees of the Alcatel Lucent Group companies based outside France accepted the acceleration mechanism described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer,” there will not be any performance review on the fourth anniversary date of the plan.

For details on the performance criteria, performance monitoring and the level achieved: See Section 8.1.2 “Performance shares”.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

8.1.4	Summary table for the performance share plans

History of the performance share plans at December 31, 2015

	Number of performance shares							Total number of recipients	Performance conditions	Vesting date of shares(2)	Adjusted number of vested shares	Availability date
	Total number of shares			Shares granted to Executive Directors		Shares granted to Leadership team
Date du plan	before adjustment	after adjustment(1)		before adjustment	after adjustment(1)	before adjustment	after adjustment(1)

09/17/2008	100,000			100,000 (Chairman of Board of Directors)				1	2 financial criteria and 1 qualitative criterion	3/11/2010	100,000	3/11/2012

10/29/2008	250,000			250,000 (CEO)				1	2 financial criteria and 1 qualitative criterion	02/10/2011	250,000	02/10/2013

03/18/2009	200,000			200,000 (Chairman of Board of Directors)				1	3 financial criteria and 1 qualitative criterion	03/18/2011	200,000	03/18/2013

03/18/2009	6,782,956	6,795,154				866,658	-	11,075	3 financial criteria	03/18/2011 or 03/18/2013	2,198,373	03/18/2013

03/17/2010	200,000			200,000 (Chairman of Board of Directors)				1	1 financial criterion and 1 qualitative criterion	03/17/2012	200,000	03/17/2014

03/17/2010	7,114,502	7,439,815				806,663	835,822	10,952	1 financial criterion	03/17/2012 or 03/17/2014	3,377,414	03/17/2014

03/16/2011	200,000			200,000 (Chairman of Board of Directors)				1	Share price performance and 1 qualitative criterion	03/16/2013	170,000	03/16/2015

03/16/2011	9,939,786	10,386,596				1,400,000	1,451,112	8,177	Share price performance	03/16/2013 or 03/16/2015	827,730	03/16/2015

03/14/2012	200,000	211.352		200,000 (Chairman of Board of Directors)	211.352			1	Share price performance and 1 qualitative criterion	03/14/2014	211,352	03/14/2016

03/14/2012	10,474,215	11,033,036				1,000,000	1,051,100	7,936	Share price performance	03/14/2014 or 03/14/2016	1,842,528	03/14/2016

07/12/2013	2,368,500	2,502,997				966,000	1,020,858	47	Share price performance	07/12/2015 or 07/12/2017	464,977	12/07/2017

09/15/2014	-	10,466,473				-	495,000	4,641	Share price performance	09/15/2016 or 09/15/2018	(3)	09/15/2018

07/29/2015	-	9,645,510	(4)					3,566	Share price performance	07/29/2019	(5)	07/29/2019

Total	37,829,959	58,480,933		1,150,000	1,161,352	5,039,321	4,853,892	46,400			9,842,374

(1)	In the context of the capital increase with preferential subscription rights dated December 9, 2013, the rights of the recipients of stock options and performance shares were preserved through an adjustment of the conversion mechanism. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each recipient, rounded up to the next whole number and (ii) to the exercise price of the stock option plans, by division, rounded up to three decimal places. Depending on system constraints specific to banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already been vested or cancelled.

(2)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgment, at the end of the vesting period provided that the presence and performance conditions have been met, except for the recipients who chose the acceleration mechanism.

(3)	The results of the 2016 performance review will be released on the anniversary date of the grant (a date which is after the filing of this annual report) and will be reported on the Alcatel Lucent internet website.

(4)	The first performance review further to which recipients may vest part of the performance shares under this plan will occur on July 29, 2017.

(5)	The Board of Directors had initially decided to grant 10 million performance shares but, due to legal constraints in some countries, only 9.8 million were granted in the end, and beneficiaries of the cancelled performance shares were granted Performance Units instead.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

8.1.5	Stock options

Preliminary note

Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer” describes the mechanism which applied to stock options in the context of the Nokia Offer.

Characteristics of the grants

Plans from March 16, 2011 to the 2013 annual plans

Gradual vesting. Recipients acquire rights to stock options granted to them gradually over a period of 4 years, subject to their presence at the end of each vesting period. The rights to the stock options vest at a rate of 25% per year for recipients who are employees of the Alcatel Lucent Group companies based outside France. For recipients who are employees of the Alcatel Lucent Group companies based in France, the vesting period of 4 years includes an initial vesting period of 2 years after which the recipient acquires 50% of the rights, followed by a gradual vesting of 25% at the end of the 3rd year and 25% at the end of the 4th year. Recipients of the plans put in place in 2012 and 2013 were able to benefit from the acceleration mechanisms or, if applicable, from the liquidity mechanisms described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”, sub-section “Stock options”.

Exercise of the rights. Stock options may be exercised once related rights are definitively vested, subject to any holding period that may be imposed by law in certain countries. For instance, recipients who are employees of the Alcatel Lucent Group’s companies based in France may not exercise their stock options granted before September 28, 2012, before the end of the holding period, which is 4 years from the grant date of the stock options. Pursuant to the new French tax regime applicable to stock options granted after September 28, 2012, the capital gains on acquisition are subject to the progressive income tax scale with no benefit related to the holding period. For all Alcatel Lucent Group employees – regardless of which legal entity employs them – in view of the gradual vesting, all stock options granted can only be eventually available at the end of the 4th year following the grant. The stock options as so vested must be exercised before the end of the plan, that is, within 8 years from the grant.

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

Performance conditions for recipients who were members of the Leadership team at the date of the grant. The vesting of stock options for Executive Directors and members of the

Leadership team is governed by the same principles as those applicable to all employees, but is also subject to performance criteria. These criteria apply to 100% of the stock options granted to the Executive Directors of the Alcatel Lucent Group, consistent with the recommendations of the AFEP-MEDEF Code, and to 50% of the stock options granted to members of the Leadership team (except for the Chief Executive Officer). There was no grant of stock options to the members of the Leadership team since 2012.

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

All recipients who were members of the Leadership team on the date of the grant having chosen the acceleration of their rights pursuant to the mechanism described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”, there is no longer any stock option concerned by this performance condition.

Leadership Team: The performance criterion is a financial criterion, the evolution of the Free Cash Flow

Achievement levels observed in fiscal years 2015 and 2016. With respect to the March 16, 2011 plan (1,400,000 stock options initially granted, before adjustment), the coefficients obtained at the end of the annual performance reviews carried out on March 14, 2014 and March 13, 2015 are 0% and 89%, respectively. Therefore, the overall achievement level obtained at the end of the vesting period of the plan is 30.5%.

With respect to the March 14, 2012 plan (1,100,000 stock options initially granted, before adjustment), the coefficient obtained at the end of the annual performance review carried out on March 13, 2015 is 89%. Due to the fact that all recipients took advantage of the acceleration mechanism, there was no performance review for this plan in 2016. Therefore, the overall achievement level of the plan is 73.7%.

Rights of the recipients in the context of the Nokia Offer. The recipients of the plans put in place in 2012 and 2013 were able to benefit from the acceleration mechanisms or, if applicable, the liquidity mechanisms, described in Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”.

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

8.1.6	Performance reviews for the stock option plans

The following plans were subject to a performance review during fiscal years 2015 or early 2016:

	Number of options granted		Exercise price in Euros				Performance review
Date of plan	before adjustment	after adjustment	before adjustment	after adjustment	Exercise period	Performance conditions	Period 1	Period 2	Period 3	Period 4	Global level of achievement

03/16/2011	1,400,000	1,472,625	3.70	3.501	03/16/2012 to 03/15/2019	Financial performance criterion applied to 50% of the grant	33%	0%	0%	89%	30.5%

03/14/2012	1,100,000	1,157,486	2.00	1.893	03/14/2013 to 03/13/2020	Financial performance criterion applied to 50% of the grant	0%	0%	89%	*	73.7%

*	Due to the acceleration mechanism, there were no longer any recipients on the fourth anniversary date of the plan.

For details on the performance conditions, performance monitoring and the level achieved, see Section 8.1.5 “Stock options”.

8.1.7	Summary tables for the stock option plans

AMF Table No. 9: Information on the largest grants or exercises for fiscal year 2015

Pursuant to the provisions of Article L. 225-184 of the French Commercial Code, the table below provides information for fiscal year 2015 with respect to the employees who are not Executive Directors, and who received the ten largest grants or were issued the ten largest numbers of shares upon exercise of stock options:

	Number of stock options granted	Weighted average price	Plans

10 largest employees stock options grants		No grant for fiscal year 2015
10 largest employees stock options exercices	1,886,112	€2.495	Plan of March 25, 2008 Plan of March 18, 2009 Plan of March 17, 2010 Plan of October 1, 2010 Plan of March 16, 2011 Plan of March 14, 2012

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

History of Alcatel Lucent stock option plans at December 31, 2015

	Total potential number of shares (4)
	Exercise price (in Euros)		Total number of options granted		Granted to Executive Directors (2)	Granted to Leadership team (3)		Options exercise period
Date of the Board of Directors Meeting	before adjustment(1)	after adjustment(1)	before adjustment(1)	after adjustment(1)	before adjustment(1)		Total number of recipients	From	To	Adjusted number of options exercised	Adjusted number of options cancelled	Adjusted outstanding options as of 12/31/2015

2007
03/01/2007	10.00	9.463	204,584	216,078			42	03/01/2008-03/01/2011	02/28/2015	-	216,078	-
03/28/2007(3)	9.10	8.611	40,078,421	42,039,910	800,000	2,130,000	15,779	03/28/2008-03/28/2011	03/27/2015	-	42,039,910	-
08/16/2007	9.00	8.517	339,570	357,285			119	08/16/2008-08/16/2011	08/15/2015	-	357,285	-
11/15/2007(3)	6.30	5.962	294,300	306,308		210,000	33	11/15/2008-11/15/2011	11/14/2015	-	306,308	-

2008
03/25/2008(3)	3.80	3.596	47,987,716	50,294,368		2,050,000	14,414	03/25/2009-03/25/2012	03/24/2016	5,513,776	26,756,459	18,024,133
04/04/2008	3.80	3.596	800,000	800,000	800,000		1	04/04/2009-04/04/2012	04/03/2016	-	800,000	-
07/01/2008	4.40	4.164	223,700	235,935			64	07/01/2009-07/01/2012	06/30/2016	-	166,232	69,703
09/17/2008	3.90	3.691	250,000	258,869	250,000		1	09/17/2009-09/17/2012	09/16/2016	-	258,869	-
12/31/2008(3)	2.00	1.893	2,052,400	2,128,464		1,700,000	88	12/31/2009-12/31/2012	12/30/2016	1 415 154	686,624	26,686

2009
03/18/2009	2.00	1.893	30,656,400	31 986 463			76,641	03/18/2010-03/18/2011	03/17/2017	14 819 902	4,727,157	12,439,404
03/18/2009(3)	2.00	1.893	21,731,110	22,762,455	1,000,000	2,600,000	11,113	03/18/2010-03/18/2013	03/17/2017	12 566 805	7,275,305	2,920,345
07/01/2009	2.00	1.893	443,500	467,229			54	07/01/2010-07/01/2013	06/30/2017	270 537	181,322	15,370
10/01/2009	2.90	2.744	282,500	292,589			25	10/01/2010-10/01/2013	09/30/2017	83 681	181,429	27,479
12/01/2009	2.50	2.366	108,400	114,562			16	12/01/2010-12/01/2013	11/30/2017	55 483	40,055	19,024

2010
03/17/2010(3)	2.40	2.271	18,734,266	19,690,026	1,000,000	1,980,000	10,994	03/17/2011-03/17/2014	03/16/2018	10 855 816	5,778,505	3,055,705
07/01/2010(3)	2.20	2.082	721,000	746,293		400,000	65	07/01/2011-07/01/2014	06/30/2018	304 114	418,398	23,781
10/01/2010(3)	2.30	2.176	851,000	896,493		400,000	54	10/01/2011-10/01/2014	09/30/2018	270 868	365,657	259,968
12/09/2010	2.20	2.082	125,000	132,637			27	12/09/2011-12/09/2014	12/08/2018	19 848	91,122	21,667

2011
03/01/2011(3)	3.20	3.028	605,500	637,681		400,000	39	03/01/2012-03/01/2015	02/28/2019	21 842	529,351	86,488
03/16/2011(3)	3.70	3.501	11,251,125	11,821,386	1,300,000	1,400,000	8,178	03/16/2012-03/16/2015	03/15/2019	1 568 677	4,669,931	5,582,778
06/01/2011	4.20	3.974	414,718	434,371			61	06/01/2012-06/01/2015	05/31/2019	-	283,196	151,175
09/01/2011	2.50	2.366	171,000	179,479			44	09/01/2012-09/01/2015	08/31/2019	57 930	49,879	71,670
12/01/2011	2.00	1.893	145,500	153,791			45	12/01/2012-12/01/2015	11/30/2019	70 548	40,435	42,808

2012
03/14/2012(3)	2.00	1.893	10,770,255	11,343,749		1,100,000	7,950	03/14/2013-03/14/2016	03/13/2020	3 938 687	2,990,011	4,415,051
08/13/2012	2.00	1.893	390,400	401,185			41	08/13/2013-08/13/2016	08/12/2020	45 178	279,906	76,101
12/17/2012	2.00	1.893	94,500	99,885			27	12/17/2013-12/17/2016	12/16/2020	31 043	44,261	24,581

2013
07/12/2013	1.50	1.419	22,417,900	23,685,235			2,051	07/12/2014-07/12/2017	07/11/2021	7 099 727	4,302,418	12,283,090

Total			212,144,765	222,482,726	5,150,000	14,370,000	147,966			59,009,616	103,836,103	59,637,007

(1)	In the context of the capital increase with preferential subscription rights dated December 9, 2013, the rights of the recipients of stock options and performance shares were preserved through an adjustment mechanism of conversion rules. The principle of the adjustment is based on the application of an adjustment ratio of 1.056756449 (i) to the number of securities granted to each recipients, rounded up to the next whole number and (ii) to the exercise price of the stock option plans, by division, rounded up to three decimal places. Depending on system constraints specific to the banks in charge of managing the plans, the number of securities initially granted is adjusted by taking into account the securities that have already vested or been cancelled.

(2)	2007 and 2008: Mrs. Russo, 2008 to 2013: Mr. Verwaayen.

(3)	Members of the Leadership team at the date of the grant – 2007: 9 members, 2008: 11 members, 2009: 14 members, 2010: 16 members, 2011: 15 members, 2012: 11 members, 2013: 0 member.

(4)	The number of shares that may be acquired depends on the level of satisfaction of certain performance conditions. For an annual performance review, see Section 8.1.6 “Performance reviews for the stock option plans.”

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

8.1.8	Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer

In accordance with the acceleration mechanism, around 51.1 million shares were delivered to the recipients of the eligible plans (20 million shares were shares held by subsidiaries, with respect to performance share plans and the grant of shares in lieu of the 2014 stock-option plan, and 31.1 million shares were newly issued shares, with respect to the exercise of the eligible stock-option plans), and as many shares were sold on the market two trading days at the latest before the last day of the reopened Nokia Offer.

Performance shares

The Company granted performance shares under several plans between 2008 and 2014, the main features of which are set out in Sections 8.1.2 “Performance shares” above. An additional performance shares plan was implemented on July 29, 2015, also described in Section 8.1.2.

The Company offered to the recipients of performance shares granted before the execution of the Memorandum of Understanding, on April 15, 2015, and still subject to a vesting period, to waive their rights under the performance shares plans in exchange for shares of the Company free from any presence condition beyond the last day of the initial Nokia Offer and from any performance condition, provided notably that the Nokia Offer be successful, that the recipients satisfy the presence condition on the last day of the initial Nokia Offer and that they undertake to sell the shares thus received on the market two trading days at the latest before the last day of the reopened Nokia Offer.

16,689,074 shares were granted under this performance share acceleration mechanism and as many shares were sold on the market between January 11, 2016 and January 20, 2016. The concerned recipients received an amount of €3.7228 per share sold, which corresponds to the average sale price on the market of the 51,191,586 shares resulting from the mechanisms described under this subsection and the subsections “Stock options” and “Situation of the recipients of the stock option plan 2014” of this Section 8.1.8. In certain jurisdictions, the mechanisms described above were adapted to comply with applicable statutory, regulatory or other type of constraints.

With respect to the performance shares of the recipients who did not accept such a waiver, the terms and conditions of their performance shares have remained unchanged, including the presence and performance conditions, provided that the Company’s Board of Directors decided, with respect to the performance conditions, to change them, in case of Reduced Liquidity (as defined above under Section 8.1.2 «  Performance shares  »), in order to adjust the Alcatel Lucent share price on the basis of the exchange ratio of the Nokia Offer as the reference share price and to adjust the representative reference sample. In addition, some recipients benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations (see the subsection “Liquidity offered to holders of stock options and recipients of performance shares” below).

With respect to the unvested performance shares granted in 2015 pursuant to the July 29, 2015 plan (therefore after the execution of the Memorandum of Understanding), the recipients benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations (see the heading “Liquidity offered to holders of stock options and recipients of performance shares” below).

At March 31, 2016, and to the Company’s knowledge, the number of unvested performance shares was 10,173,400.

Stock options

The Company granted stock options under several plans between 2006 and 2013, the main features of which are set out under section 8.1.5 “Stock options” above.

The Company offered to the holders of stock options granted before the execution of the Memorandum of Understanding, on April 15, 2015 and still subject to a vesting or tax holding period, the acceleration of their right to exercise their stock options, provided notably that the Nokia Offer be successful, that the recipients satisfy the presence condition on the last day of the initial Nokia Offer and that they undertake to exercise their stock options covered by the acceleration as well as all their vested stock options (except those which were then subject to a tax holding period under French or Belgian law, if their beneficiaries did not accept the acceleration mechanism in respect of such stock-options) and to sell the shares resulting from the exercise of such stock options on the market two trading days at the latest before the last day of the reopened Nokia Offer.

The recipients were, however, released from their undertaking to exercise their stock options and to sell the underlying shares if the sum of the exercise price of such stock options and the costs and expenses relating to this exercise and to the sale of the underlying shares was higher than the sale price of the underlying shares. When accepting the acceleration of their rights, these recipients irrevocably accepted the terms and conditions of the liquidity agreement described below in respect of these stock options not exercised. These recipients also irrevocably accepted the terms and conditions of the liquidity agreement described below in respect of their stock options which are subject to a tax holding period under French or Belgian law, unless they opted for an acceleration agreement covering such stock options.

31,115,833 stock options were exercised under this acceleration mechanism for the stock options and as many shares were sold on the market between January 11 and January 20, 2016. The concerned recipients received an amount of €3.7228 per share sold, which corresponds to the average sale price on the market of the 51,191,586 shares resulting from the mechanisms described under this subsection and the subsections “Performance shares” and “Situation of the recipients of the stock option plan 2014” of this Section 8.1.8.

8

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer

In certain jurisdictions, these mechanisms were adapted to comply with possible statutory, regulatory or other type of constraints which are applicable in such jurisdictions.

With respect to stock option holders who did not accept such acceleration, the terms and conditions of their stock options have remained unchanged, including the presence condition and, if applicable, the performance conditions. Certain holders may benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations.

At March 31, 2016, and to the Company’s knowledge, the number of vested stock options was 299,300 and the number of unvested stock options was 16,550,948.

Situation of the recipients of the 2014 stock option plan

The Company had considered putting in place a stock option plan for the financial year 2014, but this plan finally was not implemented. In lieu of this stock option plan, the Company decided to grant shares to the recipients with a ratio of one share for every two stock options. Such grant of shares remained subject, in particular, to the Nokia Offer being successful, the recipients satisfying the presence condition on the last day of the initial Nokia Offer and their undertaking to sell the shares thus received on the market two trading days at the latest before the last day of the reopened Nokia Offer.

3,386,679 shares were granted under this replacement plan and as many shares was sold on the market between January 11, 2016 and January 20, 2016. The concerned recipients received an amount of €3,7228 per share sold, which corresponds to the average sale price on the market of the 51,191,586 shares resulting from the mechanisms described under this subsection and the subsections “Performance shares” and “Stock options” of this Section 8.1.8.

In certain jurisdictions, these mechanisms were adapted to comply with applicable statutory, regulatory or other type of constraints.

Liquidity offered to holders of stock options and recipients of performance shares

Liquidity offered to holders of stock options and recipients of performance shares granted before 2015

Pursuant to the Memorandum of Understanding, Nokia offered a liquidity agreement to the recipients of the following plans who are French tax residents, because of the requirement that they satisfy a holding period for tax purposes:

•	performance shares plan dated September 15, 2014;

•	stock options plan dated August 13, 2012;

•	stock options plan dated March 14, 2012.

This liquidity agreement was also offered to Belgian tax residents who are recipients of the following plan, provided that they opted for the taxation of these stock options upon their grant on a reduced tax basis and that they undertook to hold these stock options:

•	stock options plan dated July 12, 2013.

Pursuant to this liquidity agreement, in the event of Reduced Liquidity (as defined in Section 8.1.2 “Performance shares”), the shares received by the holders of stock options will automatically be exchanged for Nokia shares, or the cash equivalent of the market value of such Nokia shares, upon exercise of these stock options after expiration of the holding period. This liquidity agreement also provides that the relevant performance shares will be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of the holding period.

The exchange ratio will be aligned with the exchange ratio of the Nokia Offer, subject to some adjustments in the event of financial transactions of Nokia or Alcatel Lucent, to allow the holders of stock options or the recipients of performance shares to obtain the same value in Nokia shares or in cash which they would have obtained had such transactions not taken place.

At March 31, 2016 and to the Company’s knowledge, 179,405 stock options and 75,323 performance shares were subject to these liquidity agreements. Since February 12, 2016, following the settlement of the reopened Nokia Offer, Nokia holds more than 85% of the shares of the Company, and therefore the shares of the Company are now subject to a Reduced Liquidity.

In addition, a liquidity agreement was also offered by Nokia in relation to vested stock options not covered by the selling undertaking related to the acceleration mechanisms described above and in respect of which the sum of the exercise price and the costs and expenses relating to such exercise and to the sale of the underlying shares was above 90% of the stock price of the share of the Company at the end of the last day of the reopened Nokia Offer on Euronext Paris.

The vested and unvested stock options of recipients who requested the acceleration of their rights but which were not exercised because the sum of the exercise price of such stock options and the costs and expenses relating to this exercise and to the sale of the underlying shares was higher than the sale price of the underlying shares are automatically covered by a liquidity agreement. At March 31, 2016 and to the Company’s knowledge, 353,892 stock options are covered by this agreement.

These liquidity agreements will be settled, as described above, in Nokia shares or in the cash equivalent of the market value of such shares.

In certain jurisdictions, these mechanisms were or will be adapted to comply with applicable statutory, regulatory or other type of constraints.

Liquidity offered to recipients of performance shares granted in 2015

Nokia and the Company agreed to enter into a liquidity agreement with all the recipients of performance shares granted

COMPENSATION AND LONG-TERM INCENTIVES

Long-term compensation instruments used prior to the success of the Nokia Offer in 2015, pursuant to which, in the event of Reduced Liquidity at the date of expiration of the applicable vesting period, all of the performance shares, representing, to the Company’s knowledge, a maximum number of 9.645 million shares of the Company on March 31, 2016, will be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of such vesting period.

The exchange ratio will be aligned with the exchange ratio of the Nokia Offer, subject to certain adjustments, in the event of financial transactions by Nokia or Alcatel Lucent, to allow the recipients of performance shares to obtain the same value in Nokia shares or in cash that they would have obtained had such transactions not taken place.

In certain jurisdictions, these mechanisms were or will be adapted to comply with applicable statutory, regulatory or other type of constraints.

8.1.9	Collective profit-sharing agreement and collective pension savings plan (PERCO)

The Alcatel Lucent Group’s French companies have set up in France collective profit-sharing agreements and employee savings plans based on the recommendations of the senior management. Furthermore, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws, when such laws allow it.

On February 23, 2009, the Alcatel Lucent Group’s French companies and the trade unions representing these companies signed a collective agreement concerning the creation of a Collective Pension Savings Plan (PERCO). PERCO may be used by employees of the Alcatel Lucent Group’s French companies to top up their future pensions or to assist them, for example, in the purchase of their home. This plan allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel Lucent. PERCO is an addition to the existing employee savings plans.

Until June 25, 2009, only payments made into Alcatel Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel Lucent) could be matched by employer contributions (with a holding period of 5 years). To encourage employees to contribute to the pension savings plan, the signatories of the PERCO agreement decided to set up a joint matching contribution allowance for the PERCO and the Alcatel Lucent Employee Shareholder Fund for

all of the Alcatel Lucent Group’s French companies. Alcatel Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year an employee may invest up to €3,000 in PERCO and/or the Alcatel Lucent Employee Shareholder Fund, and benefit from a maximum employer gross contribution of €2,000. The employer contribution is calculated as follows:

•	100% of the employee’s payments up to €1,000 of accumulated payments;

•	70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

•	30% of the employee’s payments, when the accumulated payments are between €2,001 and €3,000.

In the context of the Nokia Offer, the Supervisory Board of the FCP 2AL (in French: Fonds Commun de Placement Actionnariat Alcatel-Lucent) decided at its meeting held on November 30, 2015, to tender all of the Alcatel Lucent shares owned at December 23, 2015. The Supervisory Board also decided to change the name of the FCP which, as of the AMF approval obtained on January 22, 2016, was renamed FCP AN (in French: Fonds Commun de Placement Actionnariat Nokia).

8.2	Status of the Executive Directors and officers

8.2.1	Compensation policy for the Executive Directors and Officers

The compensation policy for the Executive Directors follows the recommendations of the AFEP-MEDEF Code. Upon the recommendation of the Compensation Committee, the Board of Directors determines all compensation and long-term benefits awarded to the Chairman of the Board and the Chief Executive Officer when these functions are dissociated, and to the Chairman and Chief Executive Officer when they are cumulated.

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

Proposals for the compensation of the Executive Directors, as well as of the Directors, are established under the responsibility of the Compensation Committee. The Compensation Committee evaluates all compensation paid or attributed to them, including benefits relating to retirement, severance pay, non-compete payment, if applicable, and other benefits of any nature.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

The Committee’s recommendations relate to the annual evaluation of the Alcatel Lucent Group’s management and the setting of the fixed and variable compensation paid to the Executive Directors. This includes the proposals of base salary and its potential increase, the rules for determining the variable compensation, the targets against which performance is measured and the review of the achievement level of these targets.

The Compensation Committee also reviews the policies relating to the grant of stock options and performance shares to the employees of the Alcatel Lucent Group.

General principles applied to the long-term compensation of the Executive Directors

Pursuant to the AFEP-MEDEF Code, all grants of performance shares and stock options to the Executive Directors are subject to the satisfaction of one or more performance conditions as determined by the Board of Directors. According to the authorizations given by the shareholders at the Shareholders’ Meetings of May 28, 2014 and May 26, 2015, these grants must account for less than 6% of the total number of employee grants over the period covered by the authorization. The Board of Directors also determines specific conditions pertaining to the holding periods for shares allocated to the Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel Lucent shares related to the grant of performance shares as provided in the AFEP-MEDEF Code.

Pursuant to the Law of December 3, 2008 to promote earnings from employment, these grants were accompanied by a mechanism providing an interest in the Alcatel Lucent Group’s performance for more than 90% of the staff of the French companies of the Alcatel Lucent Group, by way of a supplemental profit-sharing payment.

Compensation policy for the Executive Directors

In 2015, the Board of Directors determined the compensation policy for the Executive Directors upon proposal of the Compensation Committee, and consistent with, in particular, the Company’s strategy and the transformation objectives of the Alcatel Lucent Group, as defined by the Shift Plan.

The performance criteria applicable to the variable and long-term compensation of the Chief Executive Officer were consistent with those principles. For fiscal year 2015, the performance criteria applicable to his variable compensation depended for 50% on achieving the Shift Plan targets. As regards his long-term compensation, it was composed of Performance Units subject to a presence condition and performance criteria, related to the performance of the share price compared with a panel (weighted at 50%), and the implementation of the Company’s strategy (weighted at 50%).

The Chairman’s compensation consisted of a fixed portion and long-term compensation subject to performance criteria, with evaluation criteria that are specific to the role and responsibilities of the Chairman of the Board of Directors.

Since September 1, 2015, Mr. Philippe Camus has been interim CEO in addition to his position as Chairman of the Board. Given the very specific circumstances and the temporary nature of this mandate, Mr. Philippe Camus’ remuneration remained at the level of his remuneration as Chairman of the Board of Directors, until the confirmation of the success of the Nokia Offer. After this confirmation, since Mr. Philippe Camus remained as Chairman of the Board and CEO, his compensation was modified as described under Section 8.2.3 “The Chairman and CEO (as from January 8, 2016)”.

The table below reflects the main criteria adopted with respect to the compensation of the Executive Directors for fiscal year 2015:

	Fixed compensation	Variable compensation	Performance Units

Chairman (until August 31, 2015) then Chairman and CEO (as from September 1, 2015)	Individual skills		50% Qualitative criteria related to the position of Chairman of the Board 50% Contribution to the Company’s strategy
CEO until August 31, 2015	Individual skills	50% Financial criterion (Segment Operating Cash Flow and level of customer satisfaction) 50% Achievement of the targets of the Shift Plan	50% Share price performance 50% Implementation of the Company’s strategy

Short-term performance	Long-term performance

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

8.2.2	Chairman of the Board of Directors (until August 31, 2015) and Chairman and CEO (from September 1, 2015 until January 7, 2016)

The compensation of Mr. Philippe Camus as Chairman of the Board of Directors consisted of a fixed annual compensation and a long-term compensation in the form of Performance Units subject to a presence condition at the end of a 2-year vesting period, and to the satisfaction of performance criteria linked to his position. This compensation remained unchanged after the appointment of Mr. Philippe Camus as Chairman and CEO until the confirmation of the success of the Nokia Offer by the Board of Directors at its meeting held on January 8, 2016.

Annual compensation in cash

At the time he took office in 2008, the gross compensation of Mr. Philippe Camus was set at €200,000. This compensation represented twice the average compensation of the Directors of the Company and did not include any cash variable component. It remained unchanged until the success of the Nokia Offer.

Variable compensation

Mr. Philippe Camus did not receive any variable compensation.

Director’s fees and benefits in kind

Mr. Philippe Camus did not receive any Director’s fee, nor any benefit in kind.

AMF Table N°2: Table summarizing the compensation of the Chairman of the Board of Directors and of the Chairman and CEO with respect to fiscal years 2014 and 2015

Mr. Philippe Camus – Chairman of the Board of Directors (until August 31, 2015) and Chairman and CEO (as from September 1, 2015)	Fiscal year 2014		Fiscal year 2015
(amounts in Euros)	Due	Paid	Due	Paid

Fixed compensation	_	200,000	_	200,000

Variable compensation	_	N/A	_	N/A

Exceptional compensation*	_	N/A	_	N/A

Director’s fees	_	N/A	_	N/A

Benefits in kind	_	N/A	_	N/A

TOTAL	_	200,000	_	200,000

*	On January 8, 2016, the Board of Directors decided to grant an exceptional payment to Mr. Philippe Camus in consideration of his work in 2015 in the context of the strategic combination between the Company and Nokia (See Section 8.2.3 “Chairman of the Board of Directors and Chief Executive Officer (as from January 8, 2016)”).

Long-term compensation

Stock options

Mr. Philippe Camus did not benefit from any Alcatel Lucent stock option.

Performance shares

Mr. Philippe Camus did not benefit from any grant of performance shares in 2015. As a reminder, in order to show his personal commitment toward the Alcatel Lucent Group’s recovery, Mr. Philippe Camus relinquished, in 2013, any performance share grant. The Board of Directors duly noted this decision. Mr. Philippe Camus benefitted from performance share grants prior to 2013, which were all subject to performance criteria and which are detailed below in “AMF Table N°6: History of performance shares granted to Mr. Philippe Camus”. The obligation to hold the performance shares acquired until the end of his functions is detailed below in sub-section “Treatment of Mr. Philippe Camus’ share holding obligations in the context of the Nokia Offer” of this Section 8.2.2.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

AMF Table N°6: History of performance shares granted to Mr. Philippe Camus

	Number of shares granted		Number of shares vested
Date of plan	before adjustment	after adjustment	Vesting date(1)	after adjustment	Availability date	Mixed performance conditions	Unit valuation(2)

9/17/2008	100,000		03/11/2010	100,000	03/11/2012	2 financial criteria and 1 qualitative criterion	€3.05

3/18/2009	200,000		03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion	€1.19

3/17/2010	200,000		03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion	€2.40

3/16/2011	200,000		03/16/2013	170,000	03/16/2015	Alcatel Lucent’s share price performance and 1 qualitative criterion	€3.48

3/14/2012	200,000	211,352	03/14/2014	211,352	03/14/2016	Alcatel Lucent’s share price performance and 3 qualitative criteria	€1.64

Total	900,000			881,352

(1)	This is the earliest date on which performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgment at the end of the vesting period, provided that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations, and the actual gains that may be made will depend on the share price on the date of sale of Alcatel Lucent shares. The unit value for the 03/14/2012 plan was calculated on the basis of a share price of €1.80 on the same date.

Treatment of Mr. Philippe Camus’ share holding obligations in the context of the Nokia Offer

Until such time as Mr. Philippe Camus ceases his functions as Executive Director, he is required to hold all of the Company’s shares acquired during his term of office as a result of the grant of performance shares pursuant to his share-based compensation, in accordance with applicable law (the “Specific Holding Obligation”) and, more generally, in accordance with a decision of the Company, all of the Alcatel Lucent shares acquired by him during his term of office as Chairman of the Board, including those acquired by him on the market (the “General Holding Obligation”).

Given the reduced liquidity which could affect the Company shares held by Mr. Philippe Camus following the Nokia Offer, the Board of Directors decided on December 1, 2015, upon recommendation of the Corporate Governance and Nominating Committee, to waive the General Holding Obligation to allow Mr. Philippe Camus to tender his Alcatel Lucent shares into the Nokia Offer, provided that the Nokia shares received in exchange of the Alcatel Lucent shares subject to the Specific Holding Obligation would in turn be subject to a holding obligation until such time as Mr. Philippe Camus ceases his functions as Executive Director of the Company.

Mr. Philippe Camus tendered into the initial Nokia Offer a total of 1,103,269 shares of the Company, which breaks down into 250,000 shares acquired by him on the market on September 12, 2008 (50,000), August 2, 2011 (50,000) and November 25, 2013 (150,000) and 853,269 shares granted to him pursuant to performance shares plans, as detailed below:

Date of plan	Number of shares vested	Number of shares tendered into the Nokia Offer	Number of Nokia shares received and subject to holding obligation	Number of Alcatel Lucent shares remaining and subject to holding obligation(1)

09/17/2008	100,000	100,000	78,710

03/18/2009	200,000	200,000	54,720

03/17/2010	200,000	200,000	108,874

03/16/2011	170,000	170,000	170,000

03/14/2012	211,352	183,269	70,176	28,083

TOTAL	881,352	853,269	482,480	28,083

(1)	Mr. Philippe Camus did not tender the following Alcatel Lucent shares granted to him pursuant to the 2012 performance share plan: (i) 12 shares, corresponding to the difference between the 211,340 shares tendered and the total number of Alcatel Lucent shares granted, that is, 211,352, given the requirement to tender into the Nokia Offer a multiple of 20 Alcatel Lucent shares, and (ii) 28,071 Alcatel Lucent shares that Mr. Philippe Camus is required to hold pursuant to the 2012 performance share plan in order to benefit from the suspension of the purchase obligation contained in such plan, which requires Mr. Philippe Camus to purchase two Alcatel Lucent shares for five performance shares received. This obligation is suspended as long as Mr. Philippe Camus holds Alcatel Lucent shares the value of which is at least equal to 40% of his annual compensation, net of tax.

Performance Units

After noting that Mr. Philippe Camus had waived in 2013 his performance share grant, the Board of Directors, considering that the remuneration of the Chairman did not reflect the intensity and quality of his contribution to the governance of the Company, decided in 2014 to grant him, on the recommendation of the Compensation Committee, in addition to his fixed annual remuneration of €200,000, a long-term compensation comprised of Performance Units. On March 19,

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

2014, the Board of Directors therefore decided to grant Mr. Philippe Camus 400,000 Performance Units subject to a 2-year vesting period and to a presence condition as the Chairman of the Board at the end of the vesting period (March 19, 2016), and to the achievement of performance criteria.

Mr. Philippe Camus did not receive any Performance Units in 2015 and early 2016.

Performance Units are conditional rights which grant the beneficiary the right to receive compensation in cash. The level of satisfaction of the performance objectives is assessed at the end of the vesting period, in accordance with the decision of the Board of Directors at its meeting of March 13, 2015. Initially, the achievement level of the performance criteria was to be assessed at the end of the first year of the vesting period as well as at the end of the vesting period.

The vesting of the Performance Units is subject to the satisfaction of two performance criteria:

•	50% based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors;

•	50% based on the Chairman’s contribution with respect to the Company’s strategy.

Vesting period. The rights to the Performance Units vest over a period of 2 years subject to the satisfaction of the performance criteria. At the end of the 2-year vesting period, the value of each Performance Unit is determined based on the average price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2016, each Unit being valued at this average of the share price.

Presence condition. The rights attached to the Performance Units are definitively vested if Mr. Philippe Camus is still the

Chairman of the Board of Directors at the end of the 2-year vesting period, that is, on March 19, 2016.

Achievement levels observed during the vesting period (fiscal years 2014 and 2015). At its meeting of January 8, 2016, the Board of Directors determined that Mr. Philippe Camus had successfully implemented the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014 relating to: (i) the special focus on the operating mode of the Leadership team and the management of its teams in terms of organization, resources, key processes and interfaces, (ii) a broader variety of information made available to the Board of Directors of the Company, such as reports of industry analysts, the organization of debates during specific Board meetings between the Directors and industry analysts, clients, and significant shareholders in order to hear their point of view on the Company and its positioning, and (iii) the availability of more detailed information to the Board of Directors regarding certain activities of the Alcatel Lucent Group depending on the agenda of the Board of Directors.

The Board of Directors also determined that Mr. Philippe Camus’s contribution with respect to the Company’s strategy was extremely satisfactory, notably with respect to the strategic combination of the Company and Nokia.

Given the successful implementation of the aforementioned recommendations of the Board of Directors and the strong involvement of Mr. Philippe Camus with respect to the Company’s strategy, the Committee considered that the performance criteria of the 2014 Performance Units plan were met and that the global achievement rate for the fiscal years 2014 and 2015 is 100%, resulting in the grant of 400,000 Performance Units. The presence condition pursuant to which Mr. Philippe Camus had to remain Chairman of the Board of Directors until the end of the vesting period of the 2014 Performance Units, that is, March 19, 2016, has also been satisfied.

AMF Table N°1: Table summarizing the compensation, stock options and performance shares granted to the Chairman of the Board of Directors and to the Chairman and CEO with respect to fiscal years 2014 and 2015*

Mr. Philippe Camus – Chairman of the Board of Directors (until August 31, 2015) and Chairman and CEO (as from September 1, 2015) (amounts in Euros)	Fiscal year 2014	Fiscal year 2015

Fixed compensation related to the fiscal year	200,000	200,000

Variable compensation related to the fiscal year	_	_

Benefits in kind	_	_

Subtotal – Actual compensation	200,000	200,000

Valuation of the stock-options granted related to the fiscal year(1)	_	_

Valuation of the performance shares granted related to the fiscal year(1)	_	_

Valuation of the Performance Units granted related to the fiscal year(2)	1,157,600	_

TOTAL	1,357,600	200,000

(1)	No performance shares or stock options were granted to Mr. Philippe Camus during fiscal years 2014 or 2015.

(2)	The number of Performance Units granted to Mr. Philippe Camus during fiscal year 2014 is 400,000. This grant was valued at €1,157,600, calculated based on the Alcatel Lucent share price on March 19, 2014, the date on which it was granted by the Board of Directors. Based on the average Alcatel Lucent share price over the 20 trading days preceding March 19, 2016 of €3.11, an amount of €1,244,000 was paid pursuant to this grant.

*	On January 8, 2016, the Board of Directors decided to grant an exceptional payment of €350,000 to Mr. Philippe Camus in consideration of his work in 2015 in the context of the strategic combination between the Company and Nokia (See Section 8.2.3 “Chairman of the Board of Directors and Chief Executive Officer (as from January 8, 2016)”).

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Benefits after termination of functions

Mr. Philippe Camus has not received any commitment from the Company or any other Alcatel Lucent Group company with respect to the termination of his duties as Chairman of the Board or as Chairman and CEO or the period following termination. He does not benefit from any compensation related to a non-compete undertaking. Furthermore, he is not entitled to any supplemental pension scheme.

Exceptional remuneration

Upon the recommendation of the Compensation Committee and considering the work accomplished by Mr. Philippe Camus in the context of the strategic combination between Alcatel Lucent and Nokia, and specially the work accomplished in the context of the transition with the new management, the Board of Directors decided on January 8, 2016, to grant an exceptional payment to Mr. Philippe Camus as permitted by article 23.2.3 of the AFEP MEDEF Code which provides that an exceptional compensation may be granted to an executive officer under “highly special circumstances”.

Indeed, since the beginning of his term of office as Chairman and CEO of the Company, Mr. Philippe Camus has notably worked on the implementation of a new organization of the Board of Directors of the Company in order to facilitate the strategic combination of the Company and Nokia.

In particular, Mr. Philippe Camus has played an interface role between the management team of Nokia and the Alcatel Lucent teams. He also worked on the implementation of a new corporate governance of the Company which guarantees the appropriate protection of the interests of the minority shareholders as long as there are such shareholders in the capital of the Company. Mr. Philippe Camus also worked on the creation of a Committee of Independent Directors to play the reinforced role of a Lead Director and on the implementation of rules relating to the organization and functioning of this Committee in order to guarantee the protection of the corporate interests of the Company and the interests of the minority shareholders.

The amount of this exceptional payment is €350,000.

8.2.3	Chairman of the Board of Directors and Chief Executive Officer (as from January 8, 2016)

Annual compensation in cash

Following the success of the Nokia Offer, the Board of Directors, at its meeting of January 8, 2016, confirmed Mr. Philippe Camus as Chairman and CEO of the Company following the change of control of the Company and reconsidered the structure of his compensation in the new context. The Board of Directors decided to set his compensation at the fixed annual amount of €900,000, to be paid on a prorata basis effective from January 8, 2016.

Other elements of remuneration

The other elements of remuneration of Mr. Philippe Camus remain unchanged. Mr. Philippe Camus does not receive any variable compensation, Director’s fees, or benefit in kind.

In addition, the compensation of Mr. Philippe Camus does not include any long-term incentive compensation of any kind.

AMF Table N°11: Table summarizing the situation of the Chairman and CEO at December 31, 2015

Mr. Philippe Camus	Employment contract	Supplemental pension scheme	Termination payment or benefits owed or likely to become owed resulting from the termination or change of position	Compensation paid pursuant to a non-compete clause

Chairman of the Board of Directors appointed on October 1, 2008. Term renewed at the Shareholders’ Meeting of 05/07/2013. Chairman and CEO since September 1, 2015	None	None	None	None

Summary of compensation due or granted to the Chairman of the Board of Directors and Chairman and CEO for fiscal year 2015, submitted to the opinion of the shareholders

Pursuant to the AFEP-MEDEF Code (article 24.3), Code which the Company complies with pursuant to Article L. 225-37 of the French Commercial Code, the following components of the compensation due or granted with respect to the then ended fiscal year to each Executive Director are subject to the consultative opinion of the shareholders:

•	fixed portion;
•	annual variable portion and, as the case may be, the multi-annual variable portion, with the targets that are used to determine this variable portion;

•	exceptional compensation;

•	stock options, performance shares and any other components of long-term compensation;

•	welcome bonus and severance pay ;

•	supplemental pension scheme;

•	benefits of any kind.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Compensation due or granted during the past fiscal year

Nature	Amount (in euros)	Presentation

Fixed annual compensation	200,000

Gross fixed annual compensation decided by the Board of Director’s meeting held on September 17, 2008, and which remained unchanged until January 7, 2016, even for the part of fiscal year 2015 during which Mr. Philippe Camus held office as Chairman and interim CEO further to the combining of these functions on September 1, 2015.

Mr. Philippe Camus’ gross fixed annual compensation has been of €900,000 since January 8, 2016.

Annual variable compensation	N/A	Mr. Philippe Camus has not received any annual variable compensation.

Annual deferred variable compensation	N/A	Mr. Philippe Camus has not received any annual deferred variable compensation.

Multi-annual variable compensation	N/A

No Performance Unit grant in 2015.

The Board of Directors, during its meeting held on March 19, 2014 decided to award 400,000 Performance Units with a two-year vesting period subject to a presence condition as the Chairman of the Board at the end of the vesting period and to the satisfaction of two performance conditions listed below. These conditions have not been modified following the appointment of Mr. Philippe Camus as Chairman and interim CEO on September 1, 2015.

•    Corporate governance: 50% based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors;

•    Contribution to the Company’s strategy: 50% based on the contribution of the Chairman to the Company’s strategy.

The achievement level of the targets was assessed at the end of the vesting period, in accordance with the decision of the Board of Directors at its meeting of March 13, 2015. Initially, the level of achievement was to be assessed at the end of the first year and at the end of the vesting period. Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. At its meeting of January 8, 2016, the Board of Directors determined that the achievement rate was 100% resulting in the grant of 400,000 Performance Units, the presence condition being also satisfied. The value of the grant calculated based on the average share price of Alcatel Lucent for the 20 trading days preceding March 19, 2016 of €3.11, is €1,244,000.

Exceptional compensation	N/A

Mr. Philippe Camus did not receive any exceptional compensation during fiscal year 2015.

However, on January 8, 2016, he was granted an exceptional compensation of EUR 350,000 in consideration of his work in 2015 in the context of the strategic combination between the Company and Nokia.

Stock-options, performance shares or any other long-term compensation	N/A	Mr. Philippe Camus has not received any stock-options or performance shares.

Directors’ fees	N/A	Like other Executive Directors, Mr. Philippe Camus has not received any attendance fees.

Benefits of any nature	N/A	Mr. Philippe Camus has not received any benefits of any nature.

Compensation due or granted during the past fiscal year and on which shareholders have expressed or must express their opinion with respect to the regulated agreements and commitments rules

Nature	Amount (in euros)	Presentation

Severance pay	N/A	Mr. Philippe Camus has not received any severance pay.

Non-compete clause	N/A	Mr. Philippe Camus does not benefit from any non-compete indemnity.

Supplemental pension schemes	N/A	Mr. Philippe Camus does not benefit from any supplemental pension schemes.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

8.2.4	The Chief Executive Officer (until August 31, 2015)

Mr. Michel Combes was the Company’s Chief Executive Officer until August 31, 2015, his resignation having become effective on September 1, 2015. The Board of Directors defined the compensation elements related to his departure at its meetings of July 29, 2015 and September 10, 2015.

The total annual compensation of Mr. Michel Combes consisted of a fixed portion and a variable portion, plus long-term compensation and benefits. His compensation was determined each year by the Board of Directors upon the recommendation of the Compensation Committee.

The variable compensation of the Chief Executive Officer was determined each year according to pre-defined performance criteria. These performance criteria, as well as those applicable to his long-term compensation, reflected the Alcatel Lucent Group’s strategy and transformation objectives and the implementation of the Company’s strategy, as reflected by the Shift Plan.

In light of the proposed Nokia Offer, the Board of Directors had decided, on April 14, 2015, the acceleration of Mr. Michel Combes’ long-term compensation, similar to the mechanism put in place for the employees of the Alcatel Lucent Group. This mechanism provides for the waiver of the presence condition and of the future performance conditions related to this compensation given the existence of specific circumstances, as referred to in Article 23.2.3 of the AFEP-MEDEF Code, subject, in particular, to the completion of the Nokia Offer.

In the context of the termination of Mr. Michel Combes’ duties as Chief Executive Officer, the Board of Directors decided to ask him to execute a non-compete agreement, and also to reconsider his long-term compensation by applying to it a principle of acquisition pro rata temporis, based on (i) the presence of Mr. Michel Combes during fiscal year 2015 and (ii) the level of achievement of the initial economic performance criteria which were reviewed by the Board of Directors on February 10, 2016 (See sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”).

Annual compensation

The criteria for determining the compensation of the Chief Executive Officer were specific and pre-established, in accordance with the AFEP-MEDEF Code. The Board of

Directors, at its meeting of March 13, 2015, determined the components of the compensation of Mr. Michel Combes, as Chief Executive Officer.

2015 fixed annual compensation. Mr. Michel Combes benefitted from a gross fixed annual compensation of € 1.2 million, which had not changed since he took office on April 1, 2013. For fiscal year 2015, this fixed compensation, calculated on a pro rata temporis basis until the date of termination of his duties on August 31, 2015, amounted to € 800,000.

2015 variable compensation. The Chief Executive Officer also benefitted from a variable compensation which could range from 0% to 200% of his fixed compensation, with a target bonus of 100% when targets were reached, these targets being set at the beginning of the fiscal year.

The level of achievement for fiscal year 2015 was determined according to the two following performance criteria:

•	50% based on the achievement of Corporate targets, namely the Segment Operating Cash Flow and the level of customer satisfaction, which are the same targets as those applicable to all employees of the Alcatel Lucent Group, under the terms of the Achievement Bonus Plan (ABP).

•	50% based on the satisfaction of the objectives of the Shift Plan for fiscal year 2015, mainly focusing on reducing fixed costs.

The Corporate performance indicator was broken down as follows: the Segment Operating Cash Flow accounted for 40 % of the total performance criteria and the level of customer satisfaction accounted for 10% of the total performance criteria (accounting together for 50% of the performance criteria). The level of customer satisfaction was measured through a customer survey of the thirteen most important customers of the Company.

At its meeting of February 10, 2016, the Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement for 2015 of each of the criteria, that is, 154% based on the Segment Operating Cash Flow, 133% based on customer satisfaction, and 149% based on the achievement of the Shift Plan targets. As a result, the variable compensation for Mr. Michel Combes for fiscal year 2015 was € 1,195,000, which corresponds to 149,4% of his fixed compensation pro rata to his presence with the Company during fiscal year 2015.

Benefits in kind. A company car with a driver was made available to him as part of his functions.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

AMF Table N°2: Table summarizing the compensation of the Chief Executive Officer

Mr. Michel Combes – CEO until August 31, 2015	Fiscal year 2014		Fiscal year 2015
(amount in Euros)	Due	Paid	Due	Paid

Fixed compensation	_	1,200,000	_	800,000
Variable compensation	804,000	616,500	1,195,000	804,000	(1)
Exceptional compensation	_	_	_	_
Director’s fee	_	_	_	_
Benefits in kind(2)	_	_	_	_

TOTAL	804,000	1,816,500	1,195,000	1,604,000

Non compete	_	_	_	1,033,333	(3)
(1)	2014 due variable compensation, paid in 2015.
(2)	A company car with a driver was made available to Mr. Michel Combes as part of his functions.
(3)	Non-compete payment payable in three equal installments, the first payment having been made in November 2015.

Long-term compensation

The Board of Directors had decided in 2013 the principle of the annual grant of Performance Units to Mr. Michel Combes, with a vesting period of 3 years and subject to presence and performance conditions. Performance Units are conditional rights which grant the beneficiary the right to receive compensation in cash. The grants decided by the Board of Directors between 2013 and 2015 are described below in this section. Moreover, the Board of Directors had decided in 2014 the principle of the grant of stock options to Mr. Michel Combes.

In the context of the proposed Nokia Offer and considering the termination by Mr. Michel Combes of his position, the Board of Directors decided to accelerate the vesting of all of his Performance Units, similar to the mechanism put in place for the long-term compensation of employees of the Alcatel Lucent Group, by waiving the presence condition and taking into account only the periods prior to his departure to determine the vesting of his rights (pro rata temporis), as well as to replace the undertaking of March 2014 toward Mr. Michel Combes to grant him stock options by a grant of shares, under the conditions described below, and notably subject to the success of the Nokia Offer (see sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”).

2015 Grant of Performance Units

The Board of Directors, at its meeting of March 13, 2015 decided to grant Mr. Michel Combes 685,000 Performance Units with respect to fiscal year 2015, subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2018), and to the achievement of performance criteria applicable to the entire grant. The Board of Directors ultimately decided, at its meeting of September 10, 2015, that, subsequent to the termination by Mr. Michel Combes of his position as Chief Executive Officer, the partial or total acquisition of the 2015 Performance Units could not be contemplated, since these Performance Units pertained to future fiscal years (2016 to 2018) (see sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”).

The two performance criteria were the following:

•	Implementation of the Company’s strategy: 50% of the vesting of the rights was based on the implementation and achievement of the Shift Plan, and more specifically, for fiscal year 2015, the cost reductions.

•	Share performance: 50% of the vesting of the rights was based on the evolution of the Alcatel Lucent share price compared with a representative panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE), it being noted that the evolution of the Alcatel Lucent share price was to be assessed using the same evaluation method as the one applicable to the 2014 grant of Performance Units mentioned below.

Characteristics of the grant: the satisfaction of these performance conditions was to be assessed at the end of the 3-year vesting period. The value of each Performance Unit was to be determined based on the average of the Alcatel Lucent share price for the 20 trading days preceding March 13, 2018. The Board of Directors had decided to cap the resulting amount at 200% of the total target compensation (fixed and variable target), subject to presence and performance conditions, in compliance with the AFEP-MEDEF Code.

2014 grant of Performance Units

The Board of Directors, at its March 19, 2014 meeting, decided to grant Mr. Michel Combes 700,000 Performance Units with a 3-year vesting period, subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2017), and to the achievement of performance criteria applicable to the entire grant, which are described below.

Implementation of the Company’s strategy: 50% of the vesting of the rights was based on the achievement of the strategic targets of the Company as set forth in its financial plan for the vesting period, it being specified that the reference plan was the Shift Plan for fiscal year 2014. The achievement level of the targets was to be assessed each year.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

The Board determined the performance targets attached to the implementation of the Company’s strategy, applicable for 2015, which were based on diversification, measured according to the growth of sales achieved outside the traditional business of the Company (Service Providers), such as sales to Governments and Large Enterprises (sectors such as Oil & Gas, Transport, Utilities).

Share price performance: 50% of the vesting of the rights was based on the performance of the Alcatel Lucent share price measured each year on March 19th against the share price of a panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE), with similar evaluation grids and methodology as those used for the performance shares granted to employees under the new authorization of the Shareholders’ Meeting of May 28, 2014. The performance rate was based on the Alcatel Lucent share price compared with the panel, according to the method applicable to the evaluation of performance for the members of the Leadership Team and varied between 0% and 100%. At each anniversary date of the grant, the performance rate applied to one third of the grant, the final vesting being conditioned by the achievement of the presence condition at the end of the 3-year vesting period:

•	if the Alcatel Lucent share price underperformed compared to those of the companies in the panel (its evolution was less than that of the panel median), no rights vested;

•	if the Alcatel Lucent share price performed as well as those of the companies in the panel (its evolution was equal to that of the panel median), 75% of the rights relating to the period considered vested;

•	if the Alcatel Lucent share price overperformed compared to those of the companies in the panel by at least 10% with regard to the median, 100% of the rights granted relating to the period considered vested;

•	between these two limits (median and median + 10%), the number of rights that vested was linearly proportional, from 75% to 100%.

The Board of Directors would determine, on the basis of an analysis validated by an audit firm contracted for this purpose, whether or not the performance conditions described above had been satisfied.

Gradual vesting period. The rights to these Performance Units vested over a period of three years subject to the satisfaction of the performance criteria. At the end of the 3-year vesting period, the value of each Performance Unit was to be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding March 19, 2017, each Unit being equal to the average of the share price.

Level of achievement for fiscal year 2015. See sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”.

Level of achievement for fiscal year 2014. The Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement with respect to fiscal year 2014 of the first criterion, namely, the implementation of the Company’s strategy, that is 100% based on the achievement of the targets of the Shift Plan. The results of the Company for the fiscal year 2014 reflected all the progress made during the year.

The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, was assessed on the anniversary date of the grant, that is, March 19, 2015. The Alcatel Lucent share price having ranked 3.1% above the reference panel median, the achievement level of this condition is 82.7%. Considering the achievement level of the two performance conditions, the global achievement rate for fiscal year 2014 is 91.35% (which represents 213,150 vested Performance Units).

Presence condition. The rights attached to the Performance Units were to be definitively vested if Mr. Michel Combes was still the Chief Executive Officer at the end of the 3-year vesting period, that is, on March 19, 2017. This condition was waived by the Board of Directors given the proposed Nokia Offer and considering the termination by Mr. Michel Combes of his position as Chief Executive Officer in this context.

2013 grant of Performance Units

The Board of Directors, at its March 7, 2013 meeting, decided to grant Mr. Michel Combes 1,300,000 Performance Units with a 3-year vesting period from the date on which he took office, on April 1, 2013, subject to the presence condition that he remain Chief Executive Officer until the end of the 3-year vesting period (2016), and to the achievement of performance criteria applicable to the entire grant, which are described below.

Implementation of the Company’s strategy: With respect to fiscal year 2013, 50% of the vesting of the rights was based on the definition and the implementation of the Company’s strategy in order to achieve the Performance Program as described in the information memorandum to lenders made available on December 14, 2012.

Upon the recommendation of the Compensation Committee, the Board of Directors decided to update the performance criterion relating to the definition and the implementation of the Company’s strategy for fiscal year 2014 in order to take into account the components of the Shift Plan announced on June 19, 2013, and more particularly, the divestments to be made in 2014 in execution of the Plan. The achievement level of the targets was to be assessed each year.

The Board determined the performance targets attached to the implementation of the Company’s strategy, applicable for 2015, which were based on profitability, measured according to the Gross Margin indicator.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Share price performance: 50% of the vesting of the rights was based on the performance of the Alcatel Lucent share price measured each year on April 1st against the share price of a panel of 10 solution and service providers in the telecommunication equipment sector (Adtran, Arris, Ciena, Cisco, Ericsson, F5 Networks Juniper, Motorola Solutions Inc., Nokia and ZTE), with the same evaluation grids and methodology as those used for the performance shares granted to employees. The performance rate varied according to the ranking of the Alcatel Lucent share price within this panel, that is: 100% if the Alcatel Lucent share price ranked among the top two; 75% if it ranked from rank 3 to rank 5; 50% if it ranked from rank 6 to rank 9; 0% if it ranked last.

Gradual vesting period. The rights to these Performance Units vested over a period of 3 years subject to the satisfaction of the performance criteria. At the end of the 3-year vesting period, the value of each Performance Unit was to be determined based on the average share price of the Alcatel Lucent share for the 20 trading days preceding April 1, 2016, each Unit being equal to the average of the share price.

Level of achievement for fiscal year 2015. See sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”.

Level of achievement for fiscal year 2014. The Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement with respect to fiscal year 2014 of the first criterion, namely, the definition and the implementation of the Company’s strategy, that is, 100% based on the achievement of the targets of the Shift Plan and, in particular, for fiscal year 2014, on the basis of the progress in the divestments against the € 1 billion target. At the end of fiscal year 2014, the divestment operations completed or announced had reached over 70% of the Shift Plan target. The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, was determined on the anniversary date of the grant, that is, April 1, 2015. The Alcatel Lucent share price having ranked in the fourth position, the condition was achieved at 75%. Considering the achievement level of the two performance conditions, the global achievement rate for fiscal year 2014 was 87.5%, which represents 379,166 vested Performance Units.

Level of achievement for fiscal year 2013. The Board of Directors, upon the recommendation of the Compensation Committee, and after the approval by the Audit and Finance Committee of the financial elements, determined the level of achievement with respect to fiscal year 2013 of the first criterion, namely, the definition and the implementation of the Company’s strategy, that is, 100% based on the achievement of the targets of the Performance Program. The achievement level of the targets with respect to the second criterion, that is, the performance of the Alcatel Lucent share price, was assessed on the anniversary date of the grant, that is, April 1, 2014. The Alcatel Lucent share price having ranked in the first position, the condition was achieved at 100%. Considering the achievement level of 100% of the two performance conditions, the global achievement rate for fiscal year 2013 was 100%, which represents 433,333 vested Performance Units.

Presence condition. The rights attached to the Performance Units were to be definitively vested if Mr. Michel Combes was still the Chief Executive Officer at the end of the 3-year vesting period, on April 1, 2016. This condition was waived by the Board of Directors given the proposed Nokia Offer and considering the termination by Mr. Michel Combes of his position as Chief Executive Officer in this context.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

AMF Table N°1: Table summarizing the compensation, and the stock options and performance shares granted to the Chief Executive Officer

Mr. Michel Combes – CEO until August 31, 2015 (amount in Euros)	Fiscal year 2014	Fiscal year 2015

Fixed compensation related to the fiscal year	1,200,000	800,000

Variable compensation related to the fiscal year (1)	804,000	1,195,000

Benefits in kind (2)	_	_

Subtotal - Actual compensation	2,004,000	1,995,000

Valuation of the stock-options granted related to the fiscal year (3)	_	_

Valuation of the share grant in lieu of the 2014 stock-option plan	_	184,915

Valuation of the performance shares granted related to the fiscal year (3)	_	_

Valuation of the Performance Units granted related to the fiscal year (4)	2,025,800	2,548,200 (5)

The vesting period of the variable multi-annual compensation is three years, subject to presence and performance conditions.

TOTAL	4,029,800	4,728,115

Non-compete	_	1,033,333 (6)

(1)	Related to the fiscal year and paid in the following year, after the publication of the annual results on the basis of which the achievement level of the annual performance targets was determined. The variable compensation of Mr. Michel Combes for fiscal year 2015 corresponds to the compensation he was entitled to, reduced pro rata of his presence with the Company during fiscal year 2015.

(2)	A company car with a driver was made available to Mr. Michel Combes as part of his functions.

(3)	No performance shares or stock options were granted to Mr. Michel Combes. See, however, the paragraph “Concerning the compensation in lieu of the stock options” in the sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”.

(4)	2014: The number of Performance Units granted to Mr. Michel Combes in 2014 was 700,000. This grant was valued at €2,025,800, calculated on the basis of the Alcatel Lucent share price on March 19, 2014, the date on which it was granted by the Board of Directors.

2015: The number of Performance Units granted to Mr. Michel Combes in 2015 was 685,000. This grant was valued at €2,548,200, calculated on the basis of the Alcatel Lucent share price on March 13, 2015, the date on which it was granted by the Board of Directors.
(5)	Upon the departure of Mr. Michel Combes, the Board of Directors considered that since these Performance Units related to future fiscal years (2016 to 2018), they could not become vested.

For more information, see the paragraph “Concerning the Performance Units” in the sub-section below “Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer”.

(6)	Non-compete payment payable in three equal installments, the first payment having been made in November 2015.

Terms and conditions of Mr. Michel Combes’ compensation in the context of the Nokia Offer and of the termination of his position as Chief Executive Officer

In connection with the Nokia Offer, the Company’s Board of Directors had decided, at its meeting of April 14, 2015, the principle of the acceleration of the Performance Units granted to Mr. Michel Combes and their payment with Company shares, as well as of the grant of shares to him instead of the 2014 stock option plan, similar to the mechanism put in place for the long-term compensation of employees of the Alcatel Lucent Group, which included the waiver of the presence condition and of the future performance conditions related to this compensation, subject, in particular, to the completion of the Nokia Offer.

At its meeting of July 29, 2015, the Board of Directors had requested the execution of a non-compete agreement to protect the Company’s interests, in the context of the termination by Mr. Michel Combes of his position as Chief Executive Officer. Pursuant to this non-compete agreement, Mr. Michel Combes was entitled to a non-compete compensation payable in shares of the Company or of Nokia, depending on the status of the proposed combination with Nokia.

On September 10, 2015, the Board of Directors reviewed the elements of Mr. Michel Combes’ long-term compensation and the terms of the non-compete agreement in light of the recommendations issued by the High Committee for Corporate Governance. Consequently, the Board of Directors reconsidered the treatment of the Performance Units and the non-compete compensation and decided that the acquisition of the Performance Units would be prorated and that the non-compete payments would be made in cash instead of shares.

I. Concerning the Performance Units

Level of achievement of the 2013 and 2014 plans for the 2013 and 2014 fiscal years. The 2013 and 2014 allotments of the 2013 and 2014 plans have already vested, representing 1,025,649 Performance Units. Based on the ratio of one share for one Performance Unit and the share being valued at August 31, 2015 (on the basis of the average opening price of the Alcatel Lucent share over the twenty trading days preceding this date) at € 3.17, this represents an amount of € 3,251,307, paid in cash.

Level of achievement of the 2013 and 2014 plans for fiscal year 2015. The 2015 allotments for the 2013 plan, that is, 433,333 Performance Units, and for the 2014 plan, that is, 233,333 Performance Units were pro-rated based on

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

(i) Mr. Michel Combes’ presence during fiscal year 2015, that is, two thirds, and (ii) the level of achievement of the initial economic performance criteria applicable to these Performance Units, determined at the beginning of fiscal year 2016 by the Board of Directors for each of these plans, excluding the criterion related to the Alcatel Lucent share price performance, since the evolution of the Alcatel Lucent share price performance was directly impacted by the combination with Nokia.

The Board of Directors, at its February 10, 2016 meeting, upon the recommendation of the Compensation Committee, and after the approval by the Audit and Finance Committee of the financial elements, determined the level of achievement with respect to fiscal year 2015 of the economic performance criteria, namely:

•	With respect to the 2013 plan, the definition and the implementation of the Company’s strategy, and, more particularly, the evolution of the profitability measured according to the Gross Margin indicator, that is, 100%. The global achievement rate for fiscal year 2015 is 100%. Given the pro rata principle based on the presence of Mr. Michel Combes during fiscal year 2015, the number of vested 2013 Performance Units amounts to 288,889 for that fiscal year.

•	With respect to the 2014 plan, the implementation of the Company’s strategy: The growth objective of the sales done outside of the traditional activity of the Company was not reached, resulting in a performance rate of 0%. No 2014 Performance Units were therefore vested for fiscal year 2015.

Given the level of achievement (that is, 100% for the criterion linked to the 2013 plan and 0% for the criterion linked to the 2014 plan), 288,889 Performance Units were vested for an amount of € 915,778 paid in cash according to a ratio of one share for one Performance Unit, the share being valued at August 31, 2015 (on the basis of the average opening price of the Alcatel Lucent share over the twenty trading days preceding this date) at € 3.17. This amount was reduced by an amount corresponding to the employee portion of the social charges owed on the date of payment by Alcatel Lucent on behalf of Mr. Michel Combes.

Level of achievement of the 2015 plan for fiscal year 2015. The 2015 Performance Units corresponding to future fiscal years (2016 to 2018) will not be allotted, given that Mr. Michel Combes will no longer be part of the Company during those years.

II. Concerning the compensation in lieu of the stock option plan

On April 14, 2015 and similar to what it had decided for all of the employee beneficiaries, the Board decided to replace the undertaking of March 2014 toward Mr. Michel Combes to grant him 700,000 stock options by a grant of 350,000 Alcatel Lucent shares.

In accordance with the decision of the Board of Directors of September 10, 2015, the grant to the benefit of Mr. Michel Combes of these Alcatel Lucent shares is prorated based on (i) his presence in the Company, that is, two-thirds of the first year, such first year corresponding to 25% of the grant, and (ii) the level of achievement of the initially-determined performance criteria. The principles of the stock option plans applicable since 2014 provide for a partial and progressive vesting of 50% on each of two successive periods, 50% at the end of the first two years and 50% at the end of the third year, this vesting being also conditioned on a performance condition based on the level of Free Cash Flow.

Consequently, two-thirds of the 87,500 shares of the Company, that is, 58,333 shares of the Company, were reviewed based on the level of achievement of the performance criteria that was evaluated at the beginning of fiscal year 2016. At its meeting of February 10, 2016, the Board of Directors determined that the performance condition had been met, since the level of Free Cash Flow was positive over fiscal year 2015. Consequently, Mr. Michel Combes was entitled to all of the 58,333 shares and therefore received a compensation equal to € 184,915 (58.333 x € 3.17). This amount was paid to him in March 2016 and was reduced by an amount corresponding to the employee portion of the social charges owed by the Company on behalf of Mr. Michel Combes on the date of the payment.

III. Concerning the non-compete agreement

At its meeting of July 29, 2015, the Board of Directors acknowledged the decision of Mr. Michel Combes to end his mandate as Chief Executive Officer and Director of the Company effective as of September 1, 2015. Considering his expertise in the telecommunication sector and the experience he had acquired at the Company, the Board of Directors, upon the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, requested the signature of a non-compete agreement to protect the Company’s interests, in the context of the termination by Mr. Michel Combes of his position as Chief Executive Officer. At its meeting of September 10, 2015, the Board of Directors confirmed the importance of the non-compete undertaking.

Pursuant to the non-compete agreement, Mr. Michel Combes may not have any role whatsoever with a competitor of the Company, as employee or officer, or be a director or advisor of a competitor. The agreement also includes a non-solicitation obligation. The quantum of the payment was set at an amount of € 3,100,000, the payment of which is to be made in three installments over three years. The duration of the non-compete undertaking was set at forty months, until December 31, 2018. A first payment was made in November 2015, reduced by an amount corresponding to the employee portion of the social charges owed by the Company on behalf of Mr. Michel Combes on the date of the payment.

This non-compete agreement will be submitted to the approval by the shareholders at the next Shareholders’ Meeting of Alcatel Lucent pursuant to Articles L. 225-38 and following of the French commercial Code.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the Executive Directors and officers

AMF Table no. 4: History of stock options granted to Mr. Michel Combes

The Chief Executive Officer did not receive any stock options.

AMF Table no. 6: History of performance shares granted to Mr. Michel Combes

The Chief Executive Officer did not receive any performance shares.

Pension plan

Since he took office, the Chief Executive Officer benefitted from the private pension plan applicable to all corporate executives of the Alcatel Lucent Group’s French subsidiaries (AUXAD plan) for the portion of compensation that exceeds eight times the annual French Social Security limit beyond which there is no legal or contractual pension scheme, subject to performance conditions pursuant to applicable law. The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. This pension scheme, established in 1976, has 322 beneficiaries, including approximately 25 executives of the Alcatel Lucent Group who are currently employed by Alcatel Lucent and by its French subsidiaries more than 50%-owned by Alcatel Lucent. AUXAD does not require the beneficiary to be present in the Company at the time of retirement in order to receive the benefit.

Reference compensation and potential rights. The reference compensation includes the basic annual compensation (annual fixed and variable), excluding extraordinary items and variable items pursuant to the long-term compensation plan. On the assumption that performance criteria are reached at 100%, the AUXAD plan would generate a potential annuity of approximately 1% per year for compensation of approximately € 1.2 million. Beyond this, this potential annuity could rise to 1.2%. This mechanism does not provide eventual potential rights above 45% of the reference income.

The reference period to calculate the pension benefit is the total period of office(s) of Mr. Michel Combes as Chief Executive Officer.

Performance criteria. The benefit of the pension plan was based on three quantitative performance criteria collectively weighted at 75% (25% each) and two qualitative criteria collectively weighted at 25% (12.5% each):

•	The three quantitative criteria corresponded to the evolution of (i) revenue, (ii) operating income (loss) and (iii) the Alcatel Lucent share price in the previous fiscal years, in each case, as compared with a representative sample of companies in the sector consistent with the panel used for the stock option and performance share plans (see the list of companies in Section 8.1.2 “Performance shares”).

•	The two qualitative criteria corresponded to the implementation of the Performance Program and to the evolution of the index reflecting the customer satisfaction.

Achievement level of the quantitative criteria. A performance rate was to be determined based on the achievement level of the three quantitative performance criteria as follows: 100% if Alcatel Lucent was ranked in the first two (1st-2nd) places, 75% if Alcatel Lucent was ranked between the third and the fifth (3rd-5th) places, 50% if Alcatel Lucent was ranked between the sixth and the tenth places (6th-10th) and 0% if Alcatel Lucent was ranked below the tenth (10th) place.

Global performance rate. Over the reference period, a global performance rate was to be calculated based on the achievement level of the quantitative and qualitative criteria in order to determine the rights of the Chief Executive Officer pursuant to this pension plan. If the global performance rate was (i) greater than 85%, 100% of the rights would vest (ii) between 50% and 85%, 75% of the rights would vest (iii) between 25% and 50%, 50% of the rights would vest, and if the global performance rate was less than 25%, no rights would vest pursuant to this plan.

Performance review upon termination of the office of Mr. Michel Combes. Upon the departure of Mr. Michel Combes, the Board of Directors measured the overall performance rate against these criteria and considered that, in view of the annual results of the Company and its competitors, 100% of the rights accrued by Mr. Michel Combes under the AUXAD plan were definitively attributed to him.

Rights definitively acquired. The final number of points will only be calculated after the payment of the variable compensation for 2015 and will amount to a maximum annuity of approximately € 36,000 per year. These points will only be converted into an annuity when Mr. Michel Combes settles his rights under French supplementary pension schemes.

Benefits after termination of functions

When Mr. Michel Combes took office in March 2013, it was agreed that he would receive a termination benefit, the amount of which would be equal to one year of the total target compensation (fixed and variable target), subject to performance conditions as required by applicable law. This termination benefit was subject to a performance condition regarding the Company’s situation, consisting in the Free Cash Flow, as reported in the Company’s audited financial statements, being positive for at least one fiscal year before the end of Mr. Michel Combes’ term of office as Chief Executive Officer. The Free Cash Flow corresponded to the net cash generated (or used) for operating activities (including restructuring cash outlays and the financing of pensions and post-employment benefits), less investments in tangible and intangible assets. This performance condition could only be entirely fulfilled (at 100%) or not fulfilled (0%).

In compliance with the AFEP-MEDEF Code, this termination benefit would only be paid if the following conditions were met: (a) the Board of Directors terminates the Chief Executive Officer in the context of a change of control or strategy and (b) the above-described performance condition is met.

No termination benefit was to be due in the following cases: if Mr. Michel Combes (a) is responsible for gross negligence or has

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

engaged in gross misconduct, (b) leaves the Company on his own initiative, (c) changes position within the Alcatel Lucent Group, or (d) is entitled to claim his pension rights within a short time period.

Determination upon the resignation of Mr. Michel Combes. At its meeting on July 29, 2015, the Board of Directors determined that none of the above conditions were satisfied at the time of the resignation of Mr. Michel Combes and concluded that no termination benefit should be paid to Mr. Michel Combes.

Employment Contract. No employment contract existed between Mr. Michel Combes and Alcatel Lucent or its subsidiaries, in accordance with the AFEP-MEDEF Code.

AMF Table N°10: Table summarizing the situation of the Chief Executive Officer

Mr. Michel Combes	Employment contract	Supplemental pension scheme	Termination payment or benefits owed resulting from the termination of position	Compensation paid pursuant to a non-compete clause

Chief Executive Officer In office from April 1, 2013 to August 31, 2015	None	Yes. Please refer to Section 8.2.4 “Chief Executif Officer”, paragraph “Pension plan” for more details	Yes (not applicable). Please refer to Section 8.2.4 “Chief Executive Officer”, paragraph “Benefits after termination of functions” for more details.	Yes. Please refer to Section 8.2.4 “Chief Executive Officer”, paragraph “Non-compete agreement” for more details.

Apart from the above-described contractual commitments, there is no other commitment concerning the Chief Executive Officer with respect to compensation, indemnities or benefits owed by reason of the termination or change of his position or following such termination or change of position.

Summary of compensation due or granted to the Chief Executive Officer for fiscal year 2015, submitted to the opinion of the shareholders

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

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Compensation due or granted during the past fiscal year

Nature	Amount (in euros)	Presentation

Fixed annual compensation	1,200,000	The gross fixed annual compensation of Mr. Michel Combes as CEO amounted to € 1.2M, which had not changed since he took office on April 1, 2013. For fiscal year 2015, this fixed compensation, calculated on a pro rata temporis basis until the date of termination of his duties on August 31, 2015, amounted to € 800,000.

Annual variable compensation	1,195,000

The variable compensation of Mr. Michel Combes’ compensation for fiscal year 2015 was conditioned upon the achievement of certain performance targets. It could range from 0 to 200% of his fixed annual compensation, with a target bonus at 100% for targets reached. The applicable performance criteria determined by the Board of Directors were the following:

•    50% based on Corporate targets, namely the Segment Operating Cash Flow and the level of customer satisfaction, which are the same targets as those applicable to all employees of the Group, according to the terms of the Achievement Bonus Plan or ABP.

•    50% based on the satisfaction of the objectives of the Shift Plan for fiscal year 2015, mainly focusing on fixed costs.

The Corporate performance indicator breaks down as follows: the Segment Operating Cash Flow accounts for 40% of the total performance criteria and the level of customer satisfaction accounts for 10 % of the total performance criteria (accounting together for 50% of the performance criteria). The level of customer satisfaction is measured through a customer survey.

At its meeting of February 10, 2016, the Board of Directors, upon the recommendation of the Compensation Committee, and after approval of the financial elements by the Audit and Finance Committee, determined the level of achievement for 2015 of each of the criteria, that is, 154% based on the Segment Operating Cash Flow, 133% based on customer satisfaction, and 149% based on the achievement of the Shift Plan targets. As a result, the variable compensation of Mr. Michel Combes for fiscal year 2015 was € 1,195,000, which corresponds to 149,4% of his fixed compensation, pro rata to his presence with the Company during fiscal year 2015.

Annual deferred variable compensation	N/A	Mr. Michel Combes did not receive any deferred variable compensation.

Multi-annual variable compensation	3,251,307 915,778

Performance Units are conditional rights which grant the beneficiary the right to receive a compensation in cash. In connection with the Nokia Offer, the Company’s Board of Directors, at its meeting of April 14, 2015, decided the principle of the acceleration of the Performance Units granted to Mr. Michel Combes, similar to the mechanism put in place for the long-term compensation of employees of the Alcatel Lucent Group, including the waiver of the presence condition and of the future performance conditions related to this compensation, subject to the success of the Nokia Offer.

At its meeting of September 10, 2015, the Board of Directors reviewed the Performance Units of Mr. Michel Combes by taking into account for the vesting of his rights only the periods prior to his departure, as follows:

•    Level of achievement of the 2013 and 2014 plans for the 2013 and 2014 fiscal years. The 2013 and 2014 allotments of the 2013 and 2014 plans had already vested, representing, 1,025,649 Performance Units. Based on the ratio of one share for one Performance Unit and the share being valued at August 31, 2015 (on the basis of the average opening price of the Alcatel Lucent share over the twenty trading days preceding this date) at € 3.17, this represents an amount of € 3,251,307 paid in cash.

•    Level of achievement of the 2013 and 2014 plans for fiscal year 2015. The 2015 allotments for the 2013 plan, that is, 433,333 Performance Units, and for the 2014 plan, that is, 233,333 Performance Units were pro-rated based on (i) Mr. Michel Combes’ presence during fiscal year 2015, that is, two thirds, and (ii) the level of achievement of the initial economic performance criteria applicable to these Performance Units, determined at the beginning of fiscal year 2016 by the Board of Directors for each of these plans, excluding the criterion related to the Alcatel Lucent share price performance, since the evolution of the Alcatel Lucent share price performance was directly impacted by the contemplated combination with Nokia.

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Nature	Amount (in euros)	Presentation

The Board of Directors, at its meeting of February 10, 2016, upon the recommendation of the Compensation Committee, and after the approval by the Audit and Finance Committee of the financial elements, determined the level of achievement with respect to fiscal year 2015 of the economic performance criteria, namely:

•    With respect to the 2013 plan, the definition and the implementation of the Company’s strategy, and, more particularly, the evolution of the profitability measured according to the Gross Margin indicator, that is, 100%. The global achievement rate for fiscal year 2015 is 100%. Given the pro rata principle based on the presence of Mr. Michel Combes during fiscal year 2015, the number of vested 2013 Performance Units amounts of to 288,889 for that fiscal year.

•    With respect to the 2014 plan, the implementation of the Company’s strategy: The growth objective of the sales done outside of the traditional activity of the Company was not reached, resulting in a performance rate of 0%. No 2014 Performance Units were therefore vested for fiscal year 2015.

Given the level of achievement (that is, 100% for the criterion linked to the 2013 plan and 0% for the criterion linked to the 2014 plan), 288,889 Performance Units were vested for an amount of € 915,778 paid in cash in March 2016 according to a ratio of one share for one Performance Unit, the share being valued at August 31, 2015 (on the basis of the average opening price of the Alcatel Lucent share over the twenty trading days preceding this date) at € 3.17. This amount was reduced by an amount corresponding to the employee portion of the social charges owed on the date of payment by Alcatel Lucent on behalf of Mr. Michel Combes.

Level of achievement of the 2015 plan for fiscal year 2015. The 2015 Performance Units corresponding to future fiscal years (2016 to 2018) cannot become vested, given that Mr. Michel Combes will no longer be part of the Company during those years.

Exceptional compensation	N/A	Mr. Michel Combes did not receive any exceptional compensation.

Stock-options, performance shares or any other element of long-term compensation	184,915

At its meeting of April 14, 2015 and similar to what it decided for all of the employee beneficiaries, the Board of Directors decided to replace the undertaking of March 2014 toward Mr. Michel Combes to grant him 700,000 stock options by a grant of 350,000 Alcatel Lucent shares.

In accordance with the decision of the Board of Directors of September 10, 2015, the grant to the benefit of Mr. Michel Combes of these Alcatel Lucent shares is prorated based on (i) his presence in the Company, that is, two-thirds of the first year, such first year corresponding to 25% of the grant, and (ii) the level of achievement of the initially-determined performance criteria. The principles of the stock options plans applicable since 2014 provide for a partial and progressive vesting of 50% on each of two successive periods, 50% at the end of the first two years and 50% at the end of the third year, this vesting being also conditioned on a performance condition based on the level of Free Cash Flow.

Consequently, two-thirds of the 87,500 shares of the Company, that is, 58,333 shares of the Company, were reviewed based on the level of achievement of the performance criteria that was evaluated at the beginning of fiscal year 2016. At its meeting of February 10, 2016, the Board of Directors determined that the performance condition had been met, since the level of Free Cash Flow was positive over fiscal year 2015. Consequently, Mr. Michel Combes was entitled to all of the 58,333 shares and would therefore receive a compensation equal to € 184,915 (58.333 x € 3,17). This amount was paid to him in March 2016 and was reduced by an amount corresponding to the employee portion of the social charges owed on the date of the payment by the Company on behalf of Mr. Michel Combes.

Directors’ fees	N/A	Like other Executive Directors, Mr. Michel Combes did not receive any attendance fees.

Benefits of any nature	N/A	Mr. Michel Combes benefitted from a car with a driver as part of its functions.

8

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Compensation due or granted during the past fiscal year and on which shareholders have expressed or must express their opinion with respect to the regulated agreements and commitments rules

Nature	Amount	Presentation

Severance pay	No amount due for fiscal year 2015

In compliance with the AFEP-MEDEF Code, Mr. Michel Combes could benefit from a termination benefit equal to one year of the total target compensation (fixed and variable target), if the following conditions were met: (a) the Board of Directors terminated Mr. Michel Combes’ mandate as CEO in connection with a change of control or strategy and (b) the performance condition in relation to the situation of the Company consisting in the Free Cash Flow (as reported in the Company’s audited financial statements) being positive for at least one fiscal year before the end of Mr. Michel Combes’s term of office was fulfilled.

At its meeting of July 29, 2015, the Board of Directors determined that none of the above conditions was satisfied at the time of the resignation of Mr. Michel Combes and concluded that no termination benefit should be paid to Mr. Michel Combes.

Non-compete clause	3,100,000

Considering Mr. Michel Combes’ expertise in the telecommunication sector and the experience he had acquired at the Company, the Board of Directors requested the execution of a non-compete agreement to protect the Company’s interests, in the context of the termination by Mr. Michel Combes of his position as Chief Executive Officer.

The quantum of the payment was set at an amount of € 3,100,000, the payment of which is to be made in three installments over three years. This amount will be reduced by an amount corresponding to the employee portion of the social charges owed by the Company on behalf of Mr. Michel Combes on the date of the payment. The duration of the non-compete undertaking was set at forty months, until December 31, 2018. A first payment was made in November 2015.

This non-compete agreement will be submitted to the approval of the shareholders at the next Shareholders’ Meeting of Alcatel Lucent pursuant to Articles L. 225-38 et seq. of the French commercial Code.

Supplemental pension schemes	No amount due for fiscal year 2015

•    Mr. Michel Combes benefits from the private pension plan applicable to all corporate executives employed by the Group’s subsidiaries incorporated in France (AUXAD plan) for the portion of their income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme, subject to performance conditions as required by law.

•    The pension plan was subject, for 75%, to three quantitative criteria (25% each), corresponding to the evolution of (i) revenues, (ii) operating income and (iii) the evolution of the Alcatel Lucent share price compared with previous fiscal years and a representative sample of companies in the sector consistent with the sample used for the stock option and performance shares plans, and, for 25%, two qualitative criteria (12.5% each), corresponding to the implementation of the Performance Program and the evolution of the customer satisfaction index.

•    Over the reference period, the global performance rate will be calculated to determine the rights with respect to this plan. The pension was calculated based on the achievement level of the quantitative and qualitative criteria in order to determine the rights of the Chief Executive Officer pursuant to this pension plan. If the global performance rate was (i) greater than 85%, 100% of the rights would be vested (ii) between 50% and 85%, 75% of the rights would be vested (iii) between 25% and 50%, 50% of the rights would be vested, and if the global performance rate was less than 25%, no right would be vested pursuant to this plan.

•    The reference compensation includes the annual compensation (fixed and variable compensation), excluding exceptional compensation and excluding variable components of a long term incentive plan. Based on performance conditions achieved at 100%, the Auxad pension plan would generate a potential life annuity of

COMPENSATION AND LONG-TERM INCENTIVES

Status of the executive directors and officers

Nature	Amount	Presentation

approximately 1% per year for a remuneration of approximately €1.2M. Above, such potential life annuity would amount to approximately 1.2%. Potential rights under this scheme could not exceed 45% of the reference compensation.

•   This commitment was authorised at the Board of Directors’ meeting held on March 7, 2013 and was approved by the Shareholders’ Meeting of May 7, 2013 (resolution n°10) as part of the regulated agreements and commitments rules.

•   Upon the departure of Mr. Michel Combes, the Board of Directors measured the overall performance rate against these criteria and considered that, in view of the annual results of the Company and its competitors, 100% of the rights accrued by Mr. Michel Combes under the AUXAD plan were definitively attributed to him.

8.2.5 Management committee

The compensation of the members of the Management Committee1 consists of a fixed portion, a variable portion (except for the Chairman and CEO) and long-term compensation and benefits based on Alcatel Lucent Group performance criteria reviewed by the Compensation Committee, similar to those applicable to a large number of Alcatel Lucent Group managers, and on their individual performance.

The aggregate amount of fixed and variable compensations of the Management Committee for fiscal year 2015 amounts to € 9 million, including fixed compensation of € 4 million. The fixed part of the compensation may also include, where applicable, benefits in kind and expatriation or repatriation allowances as well as housing allowances for expatriates. The variable part for each fiscal year, payable the following year, is defined by the Achievement Bonus Plan (ABP).

Note 29 to the financial statements included elsewhere in this annual report entitled “Related party transactions” summarizes the total compensation and other benefits provided to senior management.

In addition, Directors’ fees, if any, received by senior managers for their participation in meetings of the Board of Directors of companies within the Alcatel Lucent Group are deducted from the salaries paid.

Further, upon the recommendation of the Compensation Committee, since April 2014 and until January 8, 2016, each member of the Management Committee had the obligation to hold Alcatel Lucent shares is an amount equal to one year’s salary, until such time as such person ceased to be a member of the Management Committee. The members of the Management Committee had a 3-year period in order to fulfill this obligation. This obligation also applied to the members of the Leadership team who were not members of the Management Committee, for the duration of their functions within the Leadership team. In the context of the Nokia Offer, given the Reduced Liquidity that might affect the Alcatel Lucent shares following the success of the Nokia Offer, the Board of Directors decided, upon recommendation of the Compensation Committee, to waive that holding requirement in order to allow members of the Leadership team to participate in the Nokia Offer.

Global amounts reserved for pensions

The aggregate commitments relating to pensions (taking into account total benefits obligation: vested and non-vested rights) and other benefits granted to members of the Board of Directors and the Management Committee as of December 31, 2015

amounted to € 7.1 million (compared with € 5.9 million as of December 31, 2014). This amount is broken down as follows: € 0 million relates to the Directors2 (compared to € 0.7 million in 20143) and € 7.1 million relate to the members of the Management Committee (compared to € 5.2 million in 2014).

1	Until January 8, 2016, the Management Committee included 6 members, including until August 31, 2015, the Chief Executive Officer and, as from September 1, 2015, the Chairman and CEO. Since January 8, 2016, it includes 3 members (see Section 7.1.1.3 “The Leadership team and the Management Committee”).
2	Since September 1, 2015, no Director benefits from a pension commitment. Prior to September 1, 2015, Mr. Michel Combes was the only Director of the Company benefitting from the private pension plan applicable to all corporate executives of the Alcatel Lucent Group’s French subsidiaries (AUXAD plan).
3	Including Mr. Michel Combes.

8

COMPENSATION AND LONG-TERM INCENTIVES

Sustainability	9

9.1	Approach to sustainability	158

9.2	Environment	159

9.3	Human resources	162

9.4	Supply chain	164

9

SUSTAINABILITY

Approach to sustainability

9.1	Approach to sustainability

Sustainability at Alcatel-Lucent means responsible business innovation. It was integrated in all of our activities in 2015. As the leading specialist in IP networking, ultra-broadband access and cloud technology, Alcatel-Lucent remained focused on making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide.

9.1.1	Alcatel-Lucent sustainability priorities

Our sustainability activities in 2015 focused on five core priorities, aligned with the results of our materiality assessment in 2014 of the key issues related to sustainability and validated by our Chief Executive Officer and the Leadership Team. Those priorities were:

Eco-sustainability

•	Lead in eco-innovation by providing energy efficient, environmentally sustainable networks and technologies that meet growing bandwidth demands

Ethical business

•	Reinforce ethical business in every action by every employee, contractor and subcontractor, with zero tolerance for compliance violations

Supply chain

•	Do business with suppliers and contractors who meet our sustainability requirements and work to improve performance

Our people

•	Create a diverse and highly skilled global workforce that is able to meet customer demands for reliable, quality service

Digital inclusion | The Alcatel-Lucent Foundation

•	Help youth innovate in a digital world

9.1.2	Our sustainability strategy and reporting framework

Alcatel-Lucent’s sustainability strategy and reporting framework conformed to the following key regulatory, investor and customer requirements and globally recognized sustainability frameworks in 2015:

•	Article 225 of French Grenelle II law (July 10, 2010): Grenelle II requires companies’ annual reports to include information on the environmental, social and societal impacts of their business activities and on their commitments to sustainable development, with independent, third-party verification of the information published.

•	Global Reporting Initiative (GRI): Our sustainability report is prepared according to the GRI sustainability reporting guidelines. The 2010 report was prepared according to the GRI Guidelines, at Application Level B+. The 2011, 2012 and 2013 reports were prepared according to the GRI Guidelines, at Application Level A+. All these reports were submitted for the GRI Application Level Service. The 2014 report was prepared following GRI G4 Core Guidelines. The 2015 report will only focus on the Grenelle II legal requirements and the Principles of the United Nations Global Compact.

•	United Nations Global Compact (UNGC): In 2015, Alcatel-Lucent based its sustainability activities and reporting on the 10 Principles of the UNGC.

•	EcoVadis: Our sustainability strategy follows the EcoVadis framework, which is a mandatory annual evaluation of customer and supplier corporate social responsibility. It is based on the GRI, UNGC and ISO 26000 standards. In 2013, we were granted Gold Recognition with a score of 71/100, placing us in the top two percent of suppliers assessed in all industrial categories. In early 2015, we were granted Gold Recognition for the third year in a row with a score of 81/100 placing us in the top 1% of suppliers assessed in all industrial categories.

•	Dow Jones Sustainability Indices (DJSI): Our sustainability strategy is closely based on the RobecoSAM DJSI framework. In 2015, for the fourth year in a row, we were named Industry Group Leader for the Communication Equipment Industry with a score of 92/100. This follows being named Leader of the Technology Supersector’s CMT Communications Technology Sector in 2011, and recognized Group Leader for the Communication Equipment Industry in 2012, 2013, 2014 with scores of 86/100, 87/100 and 91/100, respectively.

•	Carbon Disclosure Project (CDP): Alcatel-Lucent referred to the CDP framework relating to climate change strategy, governance, performance as well as supplier requirements, in preparing its 2015 sustainability report. In 2015, Alcatel-Lucent received a score of 100A for transparency and performance placing us in the A-List of companies. Alcatel-Lucent was also classified in the CDP Supplier Climate A-List.

SUSTAINABILITY

Approach to sustainability

•	International Integrated Reporting Framework (IIRC): In 2014, Alcatel-Lucent performed a gap assessment to incorporate the IIRC framework into its corporate reporting. In 2015 we launched a dedicated analysis on quantifying value for one major product solution set based on energy efficiency requirements. The findings are being finalized at the time of the publication of this report.

Provisions and guarantees for environmental risks

We continued to comply with all applicable environmental requirements and maintained our commitment to provide safe, environmentally sound workplaces that will not adversely affect the health or safety of the communities in which we operate. The Group believes it is in material compliance with all environmental, health and safety laws and regulations, and that it has obtained all material environmental permits and authorizations required for its operations and products.

However, we may need to incur future expenditures significantly in excess of current expectations and forecasts to cover environmental liabilities, maintain compliance with current or future environmental, health and safety laws and regulations, or undertake any necessary remediation. The future impact of environmental matters, including potential liabilities, changes in carbon and environmental reporting requirements and the pricing of carbon emissions, is often difficult to estimate. We modeled the potential pricing of carbon on our financial statements and, while it is not possible to predict the outcome of remedial and investigatory activities with absolute certainty, we believe the ultimate financial impact of these activities – net of applicable reserves – will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities.

As of December 31, 2015, Alcatel-Lucent’s remaining outstanding balance related to its main provisions for environmental risks was €67 million.

Laws and regulations

Alcatel-Lucent’s operations, facilities and products remained subject to international, national and local laws and regulations in every jurisdiction where it operated last year. These laws and regulations impose various limits (including on the discharge of pollutants into the air and water) and establish standards for treating, storing and disposing of solid and hazardous waste that required the Alcatel-Lucent Group to remediate certain sites. We continued to incur annual costs to comply with these laws and regulations in 2015.

Throughout 2015, Alcatel-Lucent monitored legal, regulatory and other developments that might affect the environmental, health and safety aspects of its activities, products or services. Compliance reviews were performed regularly and appropriate remedial measures were implemented once applicable legal, regulatory and other requirements were identified.

Remedial and investigative activities

Remedial and investigative activities continued in 2015 at numerous current and former facilities owned or operated by the former Alcatel and Lucent entities. In 2015, Lucent Technologies Inc. (Alcatel-Lucent USA Inc.) remained a potentially responsible party at numerous Superfund sites, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or comparable state statutes in the United States (Lucent Technologies Inc. had been named as a successor to AT&T with respect to certain Superfund sites liabilities, as described below).

Under a Separation and Distribution Agreement with AT&T and NCR Corporation (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. agreed to assume responsibility for certain liabilities resulting primarily from or relating to its assets and the operation of its business as conducted at any time before or after separating from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Under the Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities.

For more information, including our anticipated remedial costs associated with the cleanup of the Fox River Superfund Site in Wisconsin, please see Section 6.5 “Contractual obligations and off-balance sheet contingent commitments,” subtitle “Specific commitments – Alcatel-Lucent USA Inc.”. In Alcatel-Lucent USA Inc.’s Separation Agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

9.2	Environment

9.2.1	Overall environmental policy

Our approach to eco-sustainability

The information and communications technology (ICT) sector has the potential to play a critical role in addressing challenges related to climate change. In 2015, Alcatel-Lucent continued to leverage its technological innovations to help customers respond to their environmental challenges, while reducing its own direct environmental impact following a three-part approach:

•	Developing eco-sustainable networks: Creating and bringing to market products, services and solutions that contribute to environmentally responsible end-to-end networks.

9

SUSTAINABILITY

Environment

•	Leading the telecoms industry: Finding new responses to today’s climate change challenges through open, collaborative research partnerships and forums (such as the GreenTouch™ consortium) as well as our own Bell Labs research on energy efficiency.
•	Reducing our carbon footprint: Decreasing our absolute carbon footprint from operations by 50% by 2020 compared to our 2008 baseline. By the end of 2015, our carbon footprint had decreased by 46% compared to the 2008 baseline.

9.2.2	Developing networks with sustainable use of resources

Managing materials: Measures to improve efficiency of raw materials use

We use a life cycle assessment (LCA) approach to evaluate the consumption of raw materials throughout the life cycles of our products. Data and results from LCA assessments inform continual improvements to achieve more efficient use of raw materials and energy at every stage of product life: raw material extraction, pre-processing, intermediate material and component manufacturing, final manufacturing and assembly, packaging, distribution and installation, use, and end-of-life reuse and recycling. These improvements are then incorporated into our best practices for environmentally conscious product design.

Restricted substances

Our EHS design policies outlines our global mandates, requirements and standards related to the use of hazardous substances. We also maintain similar standards for our suppliers: our contracts included clauses mandating specific requirements for substances that are banned, restricted, to be avoided or reportable to us. (For further information, please refer to Section “Responsible purchasing”).

We make eco-declarations for all new product introductions available to our customers. These include information on hazardous substances affected by regulations such as the

Restriction of Certain Hazardous Substances (RoHS) Directive and the Restriction, Evaluation and Authorization of Chemicals (REACH) Regulation. Each eco-declaration also states the availability of relevant information on the treatment of pertinent parts at recycling facilities.

We regularly update our hazardous substances requirements to include new requirements and voluntary targets.

We invest in R&D, partnerships and externally-funded projects to identify and evaluate alternative materials with reduced environmental impact (whether through reduced toxicity or prolonged product life cycle). These included PVC alternatives, halogen- and lead-free materials, fluxes and corrosion protection. Our history of leading-edge, lead-free R&D – both internally and via industry partnerships – was crucial in establishing a critical understanding of lead-free assembly reliability, and addressing key risk areas such as device attachment, surface finishes, solder alloys and tin whiskers.

Product energy efficiency

The rapid increase of broadband traffic, along with the skyrocketing number of connected consumers, end-user devices and services, is putting pressure on the ICT sector to introduce more power-efficient technologies. At Alcatel-Lucent, increased energy efficiency is an ongoing objective that covers our entire product portfolio.

9.2.3	Green innovation

Bell Labs

Network energy consumption is one of the major industrial challenges facing customers and the ICT industry at large. With exponential traffic growth predicted for communication networks – accompanied by increased energy costs – service providers’ operational expenses will increase significantly without the development of more energy efficient technologies. A further concern is access to stable, reliable power, which cannot be taken for granted in the case of off-grid or poor-grid deployments in developing countries and rural areas, or where massive deployments of network equipment like small cells present significant operational challenges and expenses.

The Network Energy Research program of Bell Labs, Alcatel-Lucent’s research arm, focused on optimizing network energy utilization and on developing innovative solutions for Alcatel-

Lucent products. The program’s research efforts spanned all major areas of the network, including wireless and fixed access, metro and core networks, and optical transmission. It investigated technologies, architectures and solutions aiming at:

•	reducing required energy per bit (that is, increase energy efficiency) for data transmission, processing or storage;

•	reducing power wastage from inefficiencies and overhead (for example, through more efficient thermal management and cooling); and

•	enabling off-grid deployments through new energy harvesting solutions and high-density energy storage technologies.

This program also investigated innovative applications of ICT technologies such as connected and smart city applications (e.g., smart grids, electric mobility, etc.).

SUSTAINABILITY

Environment

In January 2015, Bell Labs launched the second version of the GWATT (Global “What if” Analyzer of NeTwork Energy ConsumpTion) application, which forecasts the impact future network traffic volume will have on ICT networks’ energy consumption. GWATT aims to drive intelligent dialogue about the sustainability potential of new technologies and the relative importance of different architectures and technologies on end-to-end energy consumption. It is based on forecasts and network modeling from:

•	Bell Labs;

•	GreenTouch consortium;

•	Cisco Visual Networking Index (VNI); and

•	Global e-Sustainability Initiative (GeSI).

More than 28,000 users have accessed the second version of GWATT since its launch. It offers several new features compared with the original GWATT, including the modeling of applications’ traffic flows and network transformations (such as software-defined networking and network functions virtualization).

GreenTouch™ consortium

Given that network energy consumption and carbon emissions affect the entire ICT industry, the Bell Labs vision of zero-power networking is based on extensive collaboration with service providers, equipment manufacturers, research institutes and universities. This kind of collaboration was at the core of the

GreenTouch consortium founded under Bell Labs’ leadership in 2010 as a pre-competitive research initiative to improve network energy efficiency by a factor 1,000 compared to a state-of-the-art 2010 reference network.

GreenTouch’s five-year mission concluded at a public meeting in June 2015 with the presentation of final results for all of its research projects and a comprehensive roadmap of technologies that will dramatically improve the energy efficiency of mobile access, fixed access and core networks. The proposed architectures, technologies, algorithms and protocols – along with the underlying modeling and evaluation methods developed by GreenTouch – will set the stage for a more sustainable ICT infrastructure that can support future applications, services and traffic growth while consuming less overall energy than conventional networks today. Two interactive applications were also publicly launched to help industry stakeholders better understand and build on the GreenTouch technologies.

The results presented by GreenTouch show it is possible to improve network energy efficiency by: a factor of 254 in fixed access networks, a factor of 316 in core networks and a factor of 10,000 in mobile networks (compared to the 2010 reference networks). In practical terms, this means the net energy consumption of communication networks can be cut by 98% – equivalent to the greenhouse gas (GHG) emissions from 5.8 million passenger vehicles, even accounting for the tremendous network traffic growth since 2010.

The findings from the GreenTouch research projects are publicly available at www.greentouch.org.

9.2.4	Reducing our carbon footprint and the environmental impact of our operations

Tracking and reporting on carbon emissions

We continue to report emissions from all sources including facilities, fleet operations, mobile sources of combustion and all other Scope 1 and 2 sources resulting directly from our business operations. We also report Scope 3 emissions from outsourced activities such as leased vehicles and vessels, product logistics, company business travel, contract manufacturing, employee commuting, product use and purchased goods and services.

In 2015, we consolidated facilities to utilize resources more efficiently – this action along with our efforts to implement energy efficiency projects and conduct energy efficiency awareness programs for employees resulted in obtaining over a 9% reduction in CO2e emission levels from our facilities compared to 2014.

Alcatel-Lucent followed the Greenhouse Gas Protocol (GHGP) to determine which elements to measure, reporting on 10 of the 15 GHGP categories (four categories were not applicable to our business activities and with respect to Scope 3 category 2 “Capital Goods” is currently being evaluated for future addition).

We committed to reduce our absolute carbon footprint (CO2e) from Scope 1 and Scope 2 operations by 50% by 2020 (compared to our 2008 baseline of 827 tCO2e). According to the 2015 operational data available at the time of filing this report, the carbon footprint associated with our operations showed an approximate 46% reduction from 2008 levels.

Carbon Disclosure Project

In 2015, Alcatel-Lucent participated in the Carbon Disclosure Project (CDP) supply chain and investor questionnaires, scoring 100 out of a possible 100 points on “disclosure” and being assigned to the ‘A’ band on “performance.” Alcatel-Lucent was also classified in the CDP Supplier Climate A-List.

We also continue to utilize an enterprise carbon accounting tool that helps streamline and automate our GHG data-collection process, identify additional opportunities for reductions, and reveal best practices for reducing the carbon footprint of our operations and supply chain partners. All of this helps maintain our leadership position in carbon footprint measurement and reporting.

9

SUSTAINABILITY

Environment

Reducing the environmental impact of our operations: Energy consumption

Electricity accounted for 81% of our worldwide operational carbon footprint. In 2015, we decreased our worldwide total electricity consumption by 7%, with an associated 11% reduction in CO2e from the previous year. Despite these noticeable reductions, our energy usage by building area increased by 6% (from 0.38 MWh/m2 to 0.41 MWh/m2).

9.3	Human Resources

9.3.1	Employment

Employees

Our total worldwide employee headcount at the end of 2015 was 50,047 in more than 100 countries worldwide. The figures take into account all employees who worked for fully consolidated companies (including long-term absences/notice period) as well as for companies in which we own 50% or more of the equity.

The numbers were restated for the last two years due to the sale of our Enterprise activities on September 30, 2014. Enterprise headcount was 2,795 in 2013, and 463 in 2014.

Contractors and temporary workers

In 2015, the average number of contractors and temporary workers was 2,607 in the aggregate. The number of contractors is composed of employees of third parties performing work subcontracted by Alcatel-Lucent.

The number of temporary workers is, in general, composed of employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise.

Pursuing our commitment to create a diverse and highly skilled global workforce, in 2015 we provided a stimulating work environment and continuous learning opportunities, fostering diversity and open dialogue by sharing knowledge and celebrating differences. Our goals last year were to continue to drive the transformation of human resources and the expansion of Alcatel-Lucent University, enhance the effectiveness of our leadership programs and further diversify our workforce to foster future growth.

9.3.2	Work organization and management

Strategic workforce planning

In 2015, we continued to execute The Shift Plan, our three-year strategic plan launched in 2013. For workforce evolution this meant strengthening our capacity for short- and long-term workforce planning across different business segments. With respect to our product portfolio and financial performance, it was strategically essential that we align our workforce by:

•	translating the strategy behind The Shift Plan into an executable workforce plan;

•	adopting a bottom-up approach that took into account country-specific legal and social constraints as well as business needs, leading to a realistic and feasible implementation plan in the countries in which we operate;

•	controlling and monitoring the evolution of each country’s net headcount (through recruitment, attrition, transfer, mobility etc.); and

•	planning our future geographic distribution in a consistent way (and in line with our real estate plan) at the global, country and sites levels.

For further information on our strategic plan, please refer to Section 6.1 “Overview of 2015”.

Leadership Pipeline

Alcatel-Lucent continued to invest in the identification and development of leadership potential to support succession management. This included conducting business talent reviews to identify future leaders and refresh our existing pipeline of high-potential talent (e.g., emerging leaders, high potentials and future top leaders). In 2015, a total of 1,080 future leaders and 3,203 critical talents were identified to support our talent needs moving forward.

Focused on preparing future leaders and bringing diversity to our top 200 leadership roles, the Leadership Pipeline relied on three pillars:

•	consistent identification of leadership talent;

•	movement of talent across geographical, functional or business boundaries; and

•	development of leaders using a broad variety of methods.

Compensation

Alcatel-Lucent continued its policy to pay all employees fairly regardless of gender, ethnic origin or disability. We remain

SUSTAINABILITY

Human Resources

committed to provide a competitive compensation package in line with other major companies in the technology sector and place particular emphasis on ensuring employee development, rewarding the skills that drive innovation and ensuring long-term employee engagement through appropriate policies, processes and recognition tools.

A new variable incentive plan (excluding the sales population) was implemented in 2014. It included corporate, business unit and individual key performance indicators to enable employees to have greater visibility into and influence over their achievement and rewards. In 2015, our compensation strategy was aligned with The Shift Plan to strike a balance among the following elements: speed, simplicity, trust and accountability. This included the implementation of common bonus plans, sales incentives and equity grants to ensure a consistent, global approach to compensation; the clear communication of performance achievement levels and policies; and having employees set and review yearly performance targets with their managers.

The grants of long-term incentives (e.g., stock options and performance shares) are decided by our Board of Directors upon recommendation of the Compensation Committee. The implementation of long-term incentives serves several purposes, including:

•	involving employees in Alcatel-Lucent’s results and in the achievement of The Shift Plan;

•	encouraging and rewarding performance; and

•	attracting and retaining talent in a highly competitive industry where quality and employee motivation are key factors for success.

Long-term incentives were typically subject to presence and/or performance conditions. In the context of our combination with Nokia, the Board of Directors decided, in April 2015, to waive the presence and performance criteria under certain conditions. This was subject to the success of the Nokia Offer. For further information, please refer to Section 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”.

Employee compensation evolution (that is, wages and salaries) over the past three years is set forth in Note 23 to our consolidated financial statements.

Training: Alcatel-Lucent University

The mission of Alcatel-Lucent University is to improve the performance of our employees, partners and customers and build the skills required for business success through:

•	learning and development initiatives aligned with Alcatel-Lucent’s strategic priorities;

•	state-of-the-art learning facilities and e-learning components;

•	technical certifications for customers, partners and employees that offer professional standing in key technologies;

•	programs targeting key Alcatel-Lucent jobs;

•	a learner-centric approach that enables individuals to achieve proficiency in areas relevant to their particular organization, job role and career interests.

All learning hours are tracked through a formal learning management system that provides auditable learning volume reports. Alcatel-Lucent University leverages a personal, community-based learning application called My Personal Learning Experience (or My PLE), which allows students to better drive and manage their own learning programs. Designed around learning communities and the sharing of best practices, My PLE makes it easier for students to learn from their peers and from content experts – which, in turn, makes learning more relevant to the job.

Achievements

In 2015, Alcatel-Lucent University delivered a total of 1.2 million hours of training to approximately 80,000 students from 136 countries. Of these hours, 43% were delivered to external learners (that is, customers and partners) and 57% were delivered to internal learners (that is, employees and contractors).

In 2015, the University delivered an average of 11 hours of training per internal learner. About 74.3% of internal learning was delivered online in 2015, an increase of 1.3% compared with the previous year. In addition, 373 employees received IP/service routing certification and 399 received LTE certification.

In June 2015, the University launched the Learning Store, making it easier for employees to find and access relevant training to foster their development. By the end of the year, the Learning Store had received 25,000 visitors.

9.3.3	Promotion and enforcement of ILO core conventions

Alcatel-Lucent Global Human Rights Policy

Our Global Human Rights Policy addresses the four primary roles we play in our business operations and ecosystem: employer, supplier of telecommunications infrastructure, business partner and corporate citizen.

Following the 2012 update to this policy to ensure alignment with the UN Guiding Principles on Business and Human Rights (the so-called “Ruggie Principles”), in 2015 we dedicated our efforts to implementing company measures according to the 10 Guiding Principles of the Telecommunications Industry Dialogue on Human Rights, Freedom of Expression and Privacy. These

9

SUSTAINABILITY

Human Resources

principles are designed to ensure proper treatment of our workforce and external stakeholders around the world, and to address our corporate role as a supplier of telecommunications infrastructure which supports transparency on freedom of expression and privacy. In parallel, we continued to dialogue with key industry stakeholders, including our customers as well as civil society, on our common responsibilities to human rights around the world.

9.3.4	Diversity and equal opportunity

As a global enterprise, we actively seek to ensure our employees reflect the diversity of our business environment. Our Global Human Rights Policy confirms our responsibility to provide equal opportunities for all employees and to recognize and respect the diversity of people and ideas. Our commitment to advancing equality and non-discrimination is also reflected in specific initiatives against harassment and discrimination.

Global strategy for gender diversity

Although women comprised 24% of our workforce in 2015 (+3% points since 2013), they did not have comparable representation on our management teams. We make it a business imperative to nurture the skills and talents of women – and to build management teams that reflect the diversity of our Company.

In 2015, we continued to implement a global strategy and action plan put in place in 2014 that assigned responsibility for gender diversity at the organizational, corporate and country levels, and identified actions to be carried out in two main focus areas:

•	Awareness building:

–	For managers: In 2015 we continued our series of interactive sessions on gender diversity, addressing around 250 managers and leaders to help them understand why diversity is a business imperative for Alcatel-Lucent and to build their awareness of workplace gender dynamics – all with the aim to better tap our existing talent and improve organizational performance.

–	For employees: We continued to support the worldwide StrongHer employee network in 2015. In addition, our employees could attend events organized at Alcatel-Lucent and in collaboration with partner networks and institutions such as UNESCO, the European Professional Women Network in Madrid, Areva’s WE Network, HPE’s WoMen@Work, Women@HP, Printemps des Femmes BP Petrochemicals’ Women’s Network, and Sodexo : Diverse and Unis-vers networks.

•	Leadership:

–	Supporting female leaders: In 2015, we renewed the TOP10 Women Program, which supports women’s career development by offering to 10 participants in each region a mix of business sponsorship, executive coaching, mentoring and networking over a one-year period. Participants were mentored in finance, strategy and business practices as well as personal branding, executive communications, leadership styles and organizational savviness. As a result of this coaching and mentoring, 40% of our 2014-2015 TOP10 Women Program participants have already grown in their professional careers.

–	Leadership Pipeline: As of December 2015, women accounted for 23% of our Leadership Pipeline.

Commitment to non-discrimination

Our commitment to advancing equality and non-discrimination was reflected in specific initiatives against harassment and discrimination in several countries (in particular, France and the United States).

In 2015, we continued to offer to our employees and managers resources and best practices to support lesbian, gay, bisexual and transgender (LGBT) people in the workplace. For the fourteenth consecutive year, Alcatel-Lucent was recognized by the Human Rights Campaign Foundation with a perfect score on the Corporate Equality Index, which rates American workplaces on LGBT equality.

9.4	Supply chain

Responsible	purchasing: Requirements for suppliers and subcontractors

As a mandatory element of all agreements, Alcatel-Lucent requires suppliers to comply with clearly defined principles based on international and sector standards. Our key references are the United Nations Global Compact’s Ten Principles and the Electronics Industry Citizenship Coalition (EICC) Code of Conduct. Specifically, all suppliers have to commit to the EICC Code of Conduct and to ensure that their supply chains meet the associated requirements. All new suppliers are required to adhere to the Ten Principles of the UNGC.

We encourage suppliers to meet international standards for environment, safety and sustainability including ISO 14001 and OHSAS 18001. As part of our risk analysis and assessment processes, we track supplier compliance with these standards.

Listing and shareholdings	10

10.1	Information concerning our Company	166

10.2	Capital	172

10.3	Shareholding	183

10.4	Stock exchange information	190

10.5	Shareholders’ Meetings	193

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

10.1	Information concerning our Company

10.1.1	Legal information

Company name and head office

Alcatel Lucent

148/152 route de la Reine, 92100 Boulogne-Billancourt.

Telephone: +33 1 55 14 10 10

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

The data set out below are extracts from our bylaws (Articles 7, 9, 12, 13, 14, 16, 17, 18, 21, 22 and 24), and a summary of certain legal and regulatory provisions applicable to companies having their registered office in France and whose securities are listed on a regulated market. Some of the provisions of the bylaws (articles 12 and 14) need to be amended as a result of the success of the “Nokia Offer” (as defined in Section 4.2 “History and development”, sub-section “Recent events - Update on the Nokia transaction and related matters - Initial and reopened Nokia Offer”). The modifications will be submitted to the vote of the shareholders at the coming 2016 Shareholders’ Meeting.

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

B) Exceeding the thresholds of our articles of association

In accordance with the provisions of the articles of association, any individual or legal entity and/or shareholder that comes to own a number of shares in the Company equal to or above 2% of the total number of shares must, within a period of five trading days from the date on which this share ownership threshold is

LISTING AND SHAREHOLDINGS

Information concerning our Company

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

For purposes of the calculation of those thresholds, indirectly held shares and shares which are considered to be owned pursuant to Articles L. 233-7 et seq. of the French Commercial Code must be taken into account.

In each notification referred to above, the shareholder must certify that all securities held indirectly as well as the shares considered to be owned are included. The notification must also indicate the date(s) of acquisition.

These obligations of share notification and registration apply to the holders who own shares through American Depositary Shares (“ADSs”).

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

C) Exceeding the legal thresholds

Beyond the notification obligations provided for in our articles of association, French law requires that any individual or legal entity, acting alone or in concert, which comes to hold (including through ADSs), directly or indirectly, a total number of shares above 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the capital or of the voting rights of a company, notify the company and the AMF. The same notification obligation applies to any individual or legal entity holding a total number of shares representing between 30% and 50% of the capital or voting rights, and that, within less than twelve consecutive months, increases such shareholding by at least 1% of the capital or voting right of the company (referred to as the “speed-limit excess” rule). The 30% threshold and the “speed-limit excess” create an obligation for the concerned shareholder to launch a tender offer, as described below at paragraph E).

Pursuant to Article L.233-9 I 4° and 4° bis of the French Commercial Code, the issued shares or the voting rights that the reporting entity is entitled to acquire at its sole initiative,

immediately or in the future, under the terms of an agreement or a financial instrument and the shares already issued or the voting rights covered by an agreement or a financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options), must also be taken into account for the calculation of the thresholds subject to notification. Moreover, the “separate disclosure” requirement imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future and (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party.

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

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

F) Information on the number of voting rights

To allow shareholders to determine whether they have exceeded an ownership threshold, we publish the total number of voting rights monthly on our Internet site.

G) Cross-shareholdings

In accordance with French legislation relating to cross-shareholdings, a limited liability company may not own shares in another company if the latter holds more than 10% of the share capital of the former. In the event of cross-shareholdings that violate this rule and unless an agreement is reached, the company owning the smaller percentage of shares in the other company must sell its stake. Until sold, the voting rights of these shares are suspended.

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

LISTING AND SHAREHOLDINGS

Information concerning our Company

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

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

The Board must appoint a secretary and may also appoint a deputy secretary on the same terms.

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

Board Observers

Upon the proposal of the Chairman, the Board of Directors must in turn propose to the Ordinary Shareholders’ Meeting the appointment of two Board Observers satisfying the conditions described below. The Board Observers are invited and participate in Board meetings, but have no vote. They are appointed for three years. Exceptionally the shareholders may appoint a Board Observer for a period of two years in order to stagger the Board Observer’s terms of office. Outgoing Board Observers may be renewed.

Article 14 of our bylaws provide that the Board Observers have to be, at the time of their appointment, both employees of Alcatel Lucent or a Group company and members of a mutual investment fund as described below. Any mutual investment fund which satisfies the conditions defined below may propose to the Board candidates with a view to their being appointed as Board Observers.

For purposes of the preceding requirements:

•	a company of the Alcatel Lucent Group is a company in which Alcatel Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Group holds directly or indirectly at least one half of the voting rights;

•	the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the Company or a Group company participates, and where the portfolio includes at least 75% of Alcatel Lucent shares.

Upon the Chairman’s recommendation, the Board of Directors may propose to the Ordinary Shareholders’ Meeting the appointment of one or several additional Observers who do not fulfill the conditions above, who may or may not be shareholders, but the total number of Board Observers may not exceed six.

The Board Observers receive an annual remuneration, set at the Ordinary Shareholders’ Meeting and allocated by the Board of Directors.

The status of the Board Observers will be subject to a vote of the shareholders, as a result of the completion of the Nokia Offer, at the next Shareholders’ Meeting (extraordinary part of the agenda).

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

LISTING AND SHAREHOLDINGS

Information concerning our Company

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

10

LISTING AND SHAREHOLDINGS

Information concerning our Company

10.1.3	Elements which could have an impact in case of public tender offer (information required by Article L. 225-100-3 of the French Commercial Code)

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of a public tender offer. The following elements could have such an impact with respect to Alcatel Lucent:

•	the breakdown of capital and voting rights set forth below in Section 10.3.4 “Shareholding and change in its structure”;

•	to ensure the stability in all circumstances of the Group’s business and employees essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period. Further, the members of the Leadership team, excluding the Chief Executive Officer, benefit from an acceleration of the vesting of the rights attached to their stock options in case of a change in control (for more details about the acceleration mechanism, see Section 10.2.2 “Purchase of Alcatel Lucent shares by the Company”);

•	the manner in which the employee shareholding system functions when the employees do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the FCP AN Mutual Fund (previously FCP 2AL) decides whether to tender the shares to the tender or exchange offer. The FCP 2AL tendered Alcatel Lucent shares into the Nokia Offer (for more details about the FCP AN, see Section 10.3.4 “Shareholding and change in its structure”, sub-section “Employees’ and management’s shareholding”).

10.2	Capital

10.2.1	Amount of the capital and categories of shares

Capital at year end. On January 8, 2016, the Board of Directors determined that the amount of the capital at December 31, 2015,

amounted to € 151,816,867.95, represented by 3,036,337,359 fully paid ordinary shares, each with a nominal value of € 0.05.

10.2.2	Purchase of Alcatel Lucent shares by the Company

In 2015, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2015, Alcatel Lucent held directly 13,005,087 shares, representing 0.43% of the capital. At that date, our subsidiaries held 27,110,613 shares, representing 0.89% of our capital. At December 31, 2015, these shares were booked as a deduction from consolidated shareholders’ equity.

Following a resolution of the Board of Directors on October 28, 2015, and as acknowledged by the Board of Directors on January 8, 2016, the treasury shares were allocated to the following objectives:

•	to comply with the obligations resulting from the performance shares acceleration mechanism in the context of the Nokia Offer (approximately 16.6 million of treasury shares);

•	to comply with the obligations resulting from the substitution of the undertaking to put in place a stock option plan taken in 2014 (which plan had not been implemented), by a share grant (approximately 3.3 million of treasury shares);

•	to tender all the remaining treasury shares into the Nokia Offer (approximately 20 million of treasury shares).

At the Shareholders’ Meeting of May 26, 2015, the shareholders authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company.

The maximum purchase price per share may not exceed € 20 and the minimum selling price may not be less than the nominal value of the share, that is, € 0.05. This program has not been implemented since the approval by the shareholders of the corresponding resolution at the Shareholders’ Meeting of May 26, 2015.

Description of the repurchase program pursuant to articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program. At the Shareholders’ Meeting of May 26, 2015, the shareholders authorized the Board of Directors to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company for a period of 18 months.

LISTING AND SHAREHOLDINGS

Capital

Number of shares and percentage of capital held directly or indirectly by the Company. At December 31, 2015, the Company held 13,005,087 shares directly and 27,110,613 shares indirectly. As of February 10, 2016 (date of the release of the definitive results of the subsequent Nokia Offer), the Company and its affiliates tendered all treasury shares to the subsequent Nokia Offer. Therefore, the Company held no share of the Company, directly or indirectly, and currently does not hold any such share.

Goals of the repurchase program. The goals of the current repurchase program are:

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

The repurchase program is also intended to allow the implementation of any market practice that may be permitted by the AMF in the future and more generally, the conclusion of any transaction that complies with applicable laws and regulations. In such a case, the Company would inform its shareholders through a press release.

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

The maximum percentage that may be purchased under each of the current authorizations is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2015, for information purposes, this limit represents 303,633,735 shares or, based on the maximum authorized purchase price (€ 20), a maximum theoretical amount of € 6,072,674,700, not including the shares already held by the Company.

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

Duration of the program. The current share repurchase program as approved by the shareholders at the Shareholders’ Meeting held on May 26, 2015 is in place for a duration of 18 months as of its approval, that is, until November 26, 2016.

10

LISTING AND SHAREHOLDINGS

Capital

10.2.3	Authorizations related to the capital

Outstanding authorizations

Currently, we have the following authorizations to issue capital and repurchase and/or cancel our shares, which authorizations were approved at our Shareholders’ Meeting on May 28, 2014 and May 26, 2015.

OUTSTANDING AUTHORIZATIONS

Nature	Characteristics (ceiling, discount)	% capital	Utilization	Remaining % Capital

Shareholders’ Meeting held on May 28, 2014
ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS - VALIDITY: 38 MONTHS

Stock-options (resolution 21)	Executive Directors : limit of 6% of the grants (that is, less than 0.12% of capital) ; Without discount	2%	None	2%

Shareholders’ Meeting held on May 26, 2015

AUTHORIZATIONS - VALIDITY: 18 MONTHS

Share repurchase (resolution 11)	-	10%	None	10%

Share cancellation (resolution 12)	-	10%	None	10%
ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS

Maximum global amount applicable to all dilutive and non-dilutive issuances: €56.5 million	Capital increase WITH PSR (resolution 13 )		Global ceiling : € 56.5 million (1,130 million shares) ; Maximum nominal amount of debt securities : € 5 billion	40% (1)	None	40%
	Capital increase WITHOUT PSR (resolution 14 to 17 and 19)
		Public offer WITH priority subscription period (resolution 14 )	Ceiling : €28.25 million (565 million shares) ; Maximum nominal amount of debt securities : € 5 billion; Maximum discount of 5% Priority subscription period of at least 5 days	20% (1)	None	20%
	Maximum amount applicable to dilutive issuances and without priority subscription period: €14.1 million	Public offer WITHOUT priority subscription period (resolution 14 )	Ceiling: €14.1 million (282 million shares) ; Maximum nominal amount of debt securities: €5 billion; Maximum discount of 5%	10% (1)	None	10%
		Private placement (Art L. 411-2 II of the French Monetary and Financial Code) (resolution 15)	Maximum discount of 5%	10% (1)	None	10%
		Greenshoe (resolution 16)	15% of the initial issue	15% of the initial issue (1)	None	N/A
		Contributions in kind (resolution 17)	-	10% (1)	None	10%
		Determination of price under public offer and private placement (resolution 19)	Flexibility of the reference period; Maximum discount of 5%	10% (1)	None	N/A

Capital increase by capitalization of reserves, profits, premiums (resolution 18)	€5 billion	€ 5 billion	None	-

ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS - VALIDITY: 26 MONTHS

Capital increase reserved to employees (resolution 20)	Maximum discount of 5%	2%	None	2%

Performance shares (resolution 21)	Executive Directors : limit of 6% of the grants (that is, less than 0.09% of the share capital)	1.5%	0.35%	1.15%

(1)	Based on the share capital at December 31, 2014: € 141 million, that is, 2,820.4 million shares with a nominal value of € 0.05.

PSR	: Preferential Subscription Right.

LISTING AND SHAREHOLDINGS

Capital

Use of authorizations

Issuance with cancellation of preferential subscription rights of shareholders. The Board of Directors was granted a delegation of authority by the Shareholders’ Meeting of May 26, 2015, for a period of 26 months, to issue ordinary shares and any securities conferring a right to the capital of the Company, with cancellation of the preferential subscription rights of the shareholders of Alcatel Lucent, within the limit of € 14.1 million, that is, approximately 10% of our capital. These authorizations were not used during the fiscal year ended on December 31, 2015.

Performance shares, Our Board of Directors was given authorizations by the shareholders at the Shareholders’ Meeting held on May 26, 2015, which allowed it to grant performance shares. The grants effected in July 2015 represented 0.35% of the capital, compared to an overall ceiling of 1.5% of the capital for issuance of performance shares.

The status of the use of the authorizations related to performance shares, stock options and options to purchase shares granted to the Board of Directors is detailed in Chapter 8 “Compensation and long-term incentives”.

10.2.4	Diluted capital

Our capital at December 31, 2015 was € 151,816,867.95, represented by 3,036,337,359 fully paid up ordinary shares, each with a nominal value of € 0.05.

Total number of shares

Capital at December 31, 2015	3,036,337,359

Alcatel Lucent stock options	59,637,007

Performance shares (1)	27,963,795

OCEANE 2018 (2)	292,302,573

OCEANE 2019 (2)	199,179,372

OCEANE 2020 (2)	136,665,629

Diluted capital at December 31, 2015	3,752,085,735

(1)	For more details, see Section 8.1.4 “Summary table for the performance share plans”.

(2)	For a description of the dilutive instruments, see Section 10.2.5 “Shares or rights granting access to the capital”.

10.2.5	Shares or rights granting access to the capital

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

At December 31, 2015, there were a total of 55,669,199 outstanding bonds convertible into Alcatel Lucent shares. However, none of these bonds may still be converted, given the cancellation of stock-options as of that same date.

These bonds are not listed on any stock exchange.

10

LISTING AND SHAREHOLDINGS

Capital

Bonds with a conversion and/or exchange option for new or existing shares (OCEANE)

OCEANE 2018. Pursuant to the authorization granted at the Shareholders’ Meeting of June 8, 2012, Alcatel-Lucent issued, on July 3, 2013, debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of € 628,946,424, represented by 349,414,680 OCEANE with a unit value of € 1.80 (see Note 24 to the consolidated financial statements).

The bonds, which were due on January 1, 2018, bore an annual interest rate of 4.25%.

The principal purpose of the issue was to refinance the Group’s debt and the extension of its debt’s maturity.

In the context of the capital increase resulting from the rights offering completed on December 9, 2013, the holders of OCEANE 2018 were informed that the conversion/exchange ratio of the OCEANE 2018, which was originally of 1 Alcatel Lucent share with a nominal value of € 0.05 for 1 OCEANE 2018, was adjusted and fixed at 1.06 Alcatel Lucent share with a nominal value of € 0.05 for 1 OCEANE 2018.

In the context of the Nokia Offer and given that the Nokia Offer would result in a change in the control of Alcatel Lucent if it was successful, the holders of OCEANE 2018 were informed that during the “adjustment in the event of a public offer” period, that is, between November 18, 2015 to February 24, 2016, and in accordance with the terms of the OCEANE 2018, the conversion/exchange ratio was adjusted and fixed at 1.26 Alcatel Lucent share with a nominal value of €0.05 for 1 OCEANE 2018. Since February 25, 2016, the conversion/exchange ratio went back to 1.06 Alcatel Lucent share with a nominal value of € 0.05 for 1 OCEANE 2018.

On December 31, 2015, 231,986,169 OCEANE 2018 remained outstanding, given that during fiscal year 2015, 117,427,511 of these bonds were converted into Alcatel Lucent shares. The remaining outstanding OCEANE 2018 amounting to € 1 million as of February 26, 2016 were redeemed early by our Company on March 21, 2016.

OCEANE 2019 and 2020. On June 10, 2014, pursuant to the authorization granted by the shareholders at the Shareholders’ Meeting on May 28, 2014, we launched an offering of bonds convertible into and/or exchangeable for new and/or existing shares (OCEANE) in two tranches (“2019 OCEANE” and “2020 OCEANE”). The amount of the 2019 OCEANE issuance was of € 688,425,000, corresponding to 167,500,000 2019 OCEANE of a nominal value of € 4.11 each. The amount of the 2020 OCEANE issuance was of € 460,289,979.90 corresponding to 114,499,995 2020 OCEANE of a nominal value of € 4.02 each (see Note 24 to the consolidated financial statements).

The 2019 OCEANE do not bear interest. The 2020 OCEANE bear interest at an annual rate of 0.125%, payable semi-annually in arrears on January 30th and July 30th of each year.

The purpose of that issuance was to allow the early repayment of the Senior Secured Credit Facility of an initial principal amount of US$1,750 million entered into by Alcatel-Lucent USA Inc., to extend the Group’s debt maturity and to reduce the cost of indebtedness.

In the context the Nokia Offer and given that the Nokia Offer would result in a change in the control of Alcatel Lucent if it was successful, the holders of OCEANE 2019 and OCEANE 2020 were informed that during the “adjustment in the event of a public offer” period, that is, between November 18, 2015 to February 24, 2016 and in accordance with the terms of the OCEANE 2019 and OCEANE 2020, the conversion/exchange ratio was adjusted and fixed at 1.28 Alcatel Lucent share for 1 OCEANE 2019 or OCEANE 2020. Since February 25, 2016, the conversion/exchange ratio went back to 1 Alcatel Lucent share with a nominal value of € 0,05 for 1 OCEANE 2019 or OCEANE 2020.

On December 31, 2015, 155,608,884 OCEANE 2019 and 106,770,023 OCEANE 2020 remained outstanding, given that during fiscal year 2015, 11,891,116 OCEANE 2019 and 7,729,972 OCEANE 2020 were converted into Alcatel Lucent shares. On February 26, 2016, the outstanding OCEANE 2019 amounted to €367 million, and the outstanding OCEANE 2020 amounted to €110 million.

Securities not convertible into equity

At December 31, 2015, only one bond issue of Alcatel Lucent (parent company) remained outstanding, that is the 8.5% senior notes issue in the amount of € 190 million (maturing in January 2016) traded on the Luxembourg Stock Exchange.

10.2.6	American Depositary Shares (ADS)

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares.

ADR Program Termination

Subsequent to the Nokia Offer, our Board of Directors resolved to terminate our American depository receipts (“ADR”) program. We subsequently instructed JPMorgan Chase Bank, N.A., (the “Depositary”) to terminate our ADR program in accordance with the terms of the deposit agreement. Notice of the termination of our ADR program was provided by the Depositary to holders of our ADSs evidenced by the Alcatel Lucent ADRs on January 26, 2016. The deposit agreement terminated on February 24, 2016.

Following the termination of the deposit agreement and except as described in the paragraph below, neither the Depositary nor any of its agents will perform any further acts under the deposit agreement or the ADRs evidencing our ADSs, except to receive and hold (or sell) distributions on our ordinary shares and deliver deposited securities being withdrawn upon the cancellation of our ADSs in the manner required under the deposit agreement.

The option for holders of ADRs representing ADSs to surrender their ADRs to the Depositary in exchange for our ordinary shares

LISTING AND SHAREHOLDINGS

Capital

expired on April 25, 2016. According to the notice provided by the Depositary to holders of our ADRs on January 26, 2016, a cancellation fee will be charged for ADSs surrendered (US$5.00 per 100 ADSs or portion thereof, plus a US$20.00 cable fee). In addition, holders of our ADRs are responsible for any taxes or other governmental charges which they may owe. According to the notice, if a holder of our ADRs chose not to surrender their ADSs for delivery of the underlying ordinary shares by April 25, 2016, according to the terms and conditions set forth in the deposit agreement, then, following such date, the Depositary may sell any remaining deposited ordinary shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of our ADSs which have not been surrendered for cancellation. On March 16, 2016, the Depositary and Nokia entered into a Share Purchase Agreement (the “Nokia SPA”). Pursuant to the Nokia SPA, the Depositary will sell to Nokia all of our ordinary shares underlying remaining outstanding ADRs after April 25, 2016. The Depositary will receive 0.55 Nokia shares for each of our ordinary shares, which is the same exchange ratio offered in the Nokia Offer for our ordinary shares. The closing of the sale of our ordinary shares contemplated by the Nokia SPA is subject to customary closing conditions, and the parties to the Nokia SPA expect the settlement of the transacted shares to occur during the first half of May 2016. Thereafter, the Depositary will sell the Nokia shares received by it at closing. Holders of ADRs who did not exchange their ADRs by April 25, 2016 will only be entitled to their pro rata portion of the proceeds from the sale of the Nokia shares by the Depositary. After consummating the sale contemplated by the Nokia SPA, the Depositary will be discharged from all obligations in respect of the deposit agreement and the ADRs evidencing our ADSs, except to account for the proceeds held for the benefit of the ADR holders who do not exchange their ADRs. If the transaction contemplated by the SPA is not consummated or if for any reason the Depositary does not sell the ordinary shares underlying our ADSs as described above, the Depositary may (a) instruct its custodian acting under the deposit agreement to register all ordinary shares with Alcatel Lucent in registered form (nominatif pur) and (b) provide Alcatel Lucent with a copy of the ADS register. Upon the receipt of the ADS register, Alcatel Lucent is required to register or cause to be registered in registered form the ordinary shares represented by our ADSs reflected on the ADS register in each such holder’s name and to notify such registration to the holder of ADSs at the address set forth on the ADS register. In accordance with the terms of the deposit agreement, each holder authorized the Depositary, its custodian and Alcatel Lucent to take any and all necessary action to effect such registration.

The deposit agreement for the ADSs expressly limits our obligations and the obligations of the Depositary, and it limits our liability and the liability of the Depositary. Among such limitations, the deposit agreement provides that the Depositary will not be liable for the price received in connection with the sale of securities, the timing thereof, any error, delay in action, omission to act, default or negligence on the part of the parties retained in connection with any such sale.

ADR holders who surrendered their ADRs for cancelation and receipt of ordinary shares had to provide instructions as to where to deliver the ordinary shares, along with the appropriate cancelation fees (US$5.00 per 100 ADRs), a US $20.00 cable fee and any taxes or other governmental charges they might owe. ADR holders who surrendered their ADRs for cancelation will receive one ordinary share for every one ADR canceled.

Delisting of ADSs from NYSE

Following completion of the Nokia Offer and termination of our ADR program, our ADSs have been delisted from the NYSE. On February 25, 2016, the NYSE filed a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act with the SEC. The delisting of our ADSs from the NYSE pursuant to the Form 25 became effective on March 7, 2016. The NYSE had previously suspended trading of our ADSs after the market closed on February 24, 2016, and our ADSs are no longer traded on the NYSE. We have not arranged for the listing or registration of our ADSs on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.

Intention to Terminate US Reporting Obligations

Following satisfaction of the relevant deregistration conditions under the U.S. securities laws, we intend to deregister all classes of our registered securities under U.S. securities laws thereby terminating our reporting obligations under the U.S. securities laws. Following the termination of our reporting obligations under the U.S. securities laws, Alcatel Lucent will not be required to provide any periodic information about itself pursuant to the U.S. securities laws.

Fees and payments from the Depositary to us

JPMorgan Chase Bank, N.A., has agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the Depositary to our ADS holders.

In this context, and for the fiscal year ended December 31, 2015, the Company received about US$ 12.18 million from JPMorgan Chase Bank N.A.

10

LISTING AND SHAREHOLDINGS

Capital

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

•	With respect to the U.S. tax matters discussed, this summary only applies to you if all of the following five points apply to you: you own, directly or indirectly, less than 10% of our capital stock;

•	you are any one of (a), (b), (c) or (d) below:

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

LISTING AND SHAREHOLDINGS

Capital

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

10

LISTING AND SHAREHOLDINGS

Capital

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

Medicare contribution tax on unearned income

A U.S. holder that is an individual is subject to an additional 3.8% tax on the lesser of (1) such U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (between US $125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year A U.S. holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

Financial transaction tax on acquisitions of ordinary shares or ADSs

Since August 1, 2012 a “financial transaction tax” applies to acquisitions giving rise to ownership transfer of shares or ADSs of French-listed companies with a global capitalization of at least € 1 billion. The tax rate is 0.2% of the share acquisition value. The tax is due by the financial services provider that undertakes the acquisition, irrespective of whether it is acting in a principal or agency capacity (or, if no financial services provider is involved in the acquisition, by the financial institution that holds the purchaser’s account).

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

LISTING AND SHAREHOLDINGS

Capital

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

Disclosure of information with respect to foreign financial assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares or ADSs) with an aggregate value exceeding US$ 50,000 will report information about those assets on Internal Revenue Service Form 8938 (“Statement of Specified Foreign Financial Assets”), which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. You should consult your own tax advisor concerning the effect, if any, of holding your ordinary shares or ADSs on your obligation to file Form 8938.

U.S. State and local taxes

In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares or ADSs.

10

LISTING AND SHAREHOLDINGS

Capital

10.2.7	Changes in our capital over the last five years

Type of transaction	Number of shares	Amount of capital (in Euros)	Share premium (in Euros)

Capital at 12/31/2010	2,318,385,548	4,636,771,096.00	15,411,661,988.91

Convertible securities issued by Lucent Technologies Inc.	20,632	41,264.00	165,881.28

Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	100,000	200,000.00	991,200.00

Stock options exercised	6,109,985	12,219,970.00	2,601,551.30

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	767,163	1,534,326.00	(1,534,326.00)	(1)

Capital at 12/31/2011	2,325,383,328	4,650,766,656.00	15,413,886,295.49

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	1,180,498	2,360,996.00	(2,360,996.00)	(1)

Capital at 12/31/2012	2,326,563,826	4,653,127,652.00	15,411,525,299.49

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	2,870,871	5,734,987.20	(5,734,987.20)	(1)

Stock options exercised	7,890,275	394,513.75	15,684,927.04

Convertible securities issued by Lucent Technologies Inc.	2,475	123.75	24,725.25

OCEANE 2015 conversion	15,658,262	782,913.10	46,691,918.25

Capital reduction by reducing of nominal value from EUR 2 to €0.05	–	(4,542,390,904.35)	4,542,390,904.35	(2)

Issuance of Alcatel Lucent shares resulting from the capital increase with preferential subscription rights	455,568,488	22,778,424.40	903,431,902.60

Capital at 12/31/2013	2,808,554,197	140,427,709.85	20,914,014,689.78

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	4,435,355	221,767.75	(221,767.75)	(1)

Stock options exercised	7,438,828	371,941.40	14,284,118.22

Convertible securities issued by Lucent Technologies Inc.	2,830	141.50	28,271.70

OCEANE 2018 conversion	1,060	53.00	1,747.00

Capital at 12/31/2014	2,820,432,270	141,021,613.50	20,928,107,058.95

Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	4,236,071	211,803.55	(211,803.55)	(1)

Stock options exercised	38,595,369	1,929,768.45	80,365,319.20

Convertible securities issued by Lucent Technologies Inc.	-	-	-

OCEANE 2018 conversion	147,958,658	7,397,932.90	203,971,568.90

OCEANE 2019 conversion	15,220,628	761,031.40	48,111,455.36

OCEANE 2020 conversion	9,894,363	494,718.15	30,579,769.29

Capital at 12/31/2015	3,036,337,359	151,816,867.95	21,290,923,368.15

(1)	Debit corresponding to the issuance of Alcatel Lucent shares.

(2)	The amount of the capital decrease was allocated to the share premium account.

LISTING AND SHAREHOLDINGS

Shareholding

10.3	Shareholding

10.3.1	Administration of our Securities

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

Securities listed on the New York Stock Exchange

Following the notification sent in January 2016 by Alcatel-Lucent, JPMorgan Chase Bank, N.A. provided notice of termination of the Alcatel-Lucent American depositary receipts (“ADR”) program to the holders of its ADRs (see Section 10.2.6 “American Depositary Shares (ADS)”. On February 11, 2016, Alcatel-Lucent gave notice of its intention to voluntarily delist its ADSs from the NYSE. The delisting became effective on March 7, 2016.

Since May 1992, our shares had been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The shares underlying the ADSs (see Section 10.2.6 “American Depositary Shares (ADS)”) were deposited with a custodian. The ADSs were negotiated on the U.S. stock markets in the same way as shares issued by U.S. listed corporations.

10.3.2	Shareholders’ agreements - concerted action

At April 26, 2016, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our Company. As a result of the Nokia Offer, our Company is currently controlled by Nokia Corporation.

10.3.3	Share ownership threshold

On January 7, 2016, Nokia announced the settlement of the initial Nokia Offer Alcatel Lucent securities. As a result, Nokia Corporation held 76.31% of the share capital and 76.01% of the voting rights of Alcatel Lucent and Nokia Corporation declared exceeding the following legal thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50% and 2/3 of the share capital and voting rights.

On February 12, 2016, Nokia announced the settlement of the reopened Nokia Offer. As a result of the settlement, Nokia Corporation held 91.51 % of the share capital and 91.44% of the voting rights of Alcatel-Lucent following the settlement of the reopened Nokia Offer and Nokia Corporation declared exceeding the following legal threshold: 90% of the share capital and voting rights.

10

LISTING AND SHAREHOLDINGS

Shareholding

During 2015 and until April 26, 2016, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our bylaws (see Section 10.1.2 “Specific provisions of the bylaws and of law”):

Declaring company	Date on which the threshold was reached	Trend	% capital	% Theoretical voting rights declared

DNCA Finance	01/16/2015		3.01	NC

Amundi	01/22/2015		2.94	NC

DNCA Finance	01/28/2015		2.96	NC

Amundi	02/02/2015		3.04	NC

Amundi	02/03/2015		NC	3.01

Amundi	02/10/2015		NC	2.99

Amundi	02/13/2015		2.99	NC

Caisse des Dépôts et Consignations	02/24/2015		3.78	3.99

Amundi	04/16/2015		NC	1.99

Amundi	04/17/2015		NC	2.00

Amundi	04/20/2015		NC	1.99

Odey Asset Management LLP	04/20/2015		5.04	4.95

Odey Asset Management LLP	04/21/2015		5.27	5.18

Amundi	05/07/2015		NC	2.10

DNCA Finance	06/25/2015		3.00	NC

Odey Asset Management LLP	07/02/2015		4.92	4.84

The Capital Group Companies, Inc .	07/08/2015		10.08	9.92

The Capital Group Companies, Inc .	07/09/2015		9.95	9.79

Aviva plc	07/27/2015		2.00	NC

DNCA Finance	07/29/2015		3.07	NC

Credit Suisse Group	08/31/2015		1.78	NC

Credit Suisse Group	09/09/2015		2.05	NC

Odey Asset Management LLP	11/06/2015		5.08	4.99

Caisse des Dépôts et Consignations	11/20/2015		2.92	3.13

Caisse des Dépôts et Consignations	11/24/2015		2.74	2.97

Aviva plc	12/03/2015		1.98	NC

DNCA Finance	12/09/2015		NC	2.97

Credit Suisse Group	12/15/2015		4.10	NC

Odey Asset Management LLP	01/07/2016		0,0056	0,0056

Caisse des Dépôts et Consignations	01/07/2016		0.00	0.00

Nokia Corporation	01/07/2016		76.31	76.01

The Capital Group Companies, Inc .	01/07/2016		0.71	0.71

DNCA Finance	01/07/2016		0.00	0.00

Nokia Corporation	02/17/2016		92.32	92.25

Nokia Corporation (1)	02/25/2016		91.51	91.44

NC means “non communicated”

(1)	Declaration amending the declaration made on February 17, 2016; the trend remained determined based on the previous January 7, 2016 declaration

Article L.233-9 I 4 of the French Commercial Code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

LISTING AND SHAREHOLDINGS

Shareholding

Pledges of Alcatel Lucent shares

At December 31, 2015, 4,681 Alcatel Lucent shares, held by a total of 25 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

Information on the share capital of any entity member of the Group which is under or is subject to an option or a conditional or unconditional agreement

None

10.3.4	Shareholding and change in its structure

Breakdown of the capital and voting rights at January 8, 2016 (after the settlement of the initial Nokia Offer) on the basis of the outstanding shares at December 31, 2015

Following the initial Nokia Offer, the settlement of which took place on January 7, 2016, the breakdown of capital and voting rights is as follows:

	Capital on January 8, 2016 following the settlement of the initial Nokia Offer on the basis of outstanding shares at 12.31.2015			THEORETICAL voting rights on January 8, 2016 following the settlement of the initial Nokia Offer on the basis of outstanding shares at 12.31.2015 (3)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on January 8, 2016 following the settlement of the initial Nokia Offer on the basis of outstanding shares at 12.31.2015 (4)
Shareholders	Number of shares	% capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes

Nokia Corporation (1) (7)	2,316,995,879	76.31%	-	2,316,995,879	76.01%	2,316,995,879	76.56%

Blackrock Inc. (7)	26,688,400	0.88%	-	26,688,400	0.88%	26,688,400	0.88%

The Capital Group Companies, Inc. (1) (7)	20,675,600	0.68%	-	20,675,600	0.68%	20,675,600	0.68%

Caisse des Dépôts et Consignations (1) (2) (7)	-	-	-	-	-	-	-

Amundi (1) (7)	7,731,200	0.25%	-	7,731,200	0.25%	7,731,200	0.26%

DNCA Finance (1) (7)	-	-	-	-	-	-	-

FCP 2AL (1)	-	-	-	-	-	-	-

Institutional investors in France (5) (7)	-	-	-	-	-	-	-

Treasury stocks held by Alcatel Lucent (6)	-	-	-	-	-	-	-

Treasury stock held by subsidiaries (6)	22,000,000	0.72%	-	22,000,000	0.72%	-	-

Public	642,246,280	21.15%	12,111,300	654,357,580	21.47%	654,357,580	21.62%

TOTAL	3,036,337,359	100.00%	12,111,300	3,048,448,659	100.00%	3,026,448,659	100.00%

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by BPI Participations France.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.

(5)	Institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source: Alcatel Lucent (TPI as of January 8, 2016).

At November 30, 2015, the treasury shares amounted to 40,115,700 (327,958 shares held by Alcatel Lucent USA Inc, 26,782,655 shares held by Florelec and 13, 005,087 shares held by Alcatel Lucent). 18,115,700 treasury shares were tendered into the initial Nokia Offer (14,949,360 ordinary shares and 3,166,340 ADSs). Following the settlement of the initial Nokia

Offer, the 22,000,000 treasury shares held by subsidiaries were used as follows: 16,689,074 treasury shares were used for the performance shares acceleration mechanism; 3,386,679 treasury shares were used for the grant of unrestricted shares; and 1,924,247 remaining treasury shares were tendered into the subsequent Nokia Offer.

10

LISTING AND SHAREHOLDINGS

Shareholding

The Capital Group Companies, Inc. and Odey Asset Management LLP informed us several times during fiscal year 2015, to have exceeded thresholds resulting in holding indirectly more than 5% of the capital and of the voting rights of our Company (see Section 10.3.3 “Share ownership threshold”).

Breakdown of the capital and voting rights at March 8, 2016

	Capital on March 8, 2016 on the basis of outstanding shares at 02.29.2016			THEORETICAL voting rights on March 8, 2016 on the basis of outstanding shares at 02.29.2016(3)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on March 8, 2016 on the basis of outstanding shares at 02.29.2016(4)
Shareholders	Number of shares	% capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes

Nokia Corporation (1) (7)	3,241,602,305	91.64%	-	3,241,602,305	91.58%	3,241,602,305	91.58%

Blackrock Inc. (7)	9,742,900	0.27%	-	9,742,900	0.27%	9,742,900	0.27%

Amundi (1) (7)	1,109,000	0.03%	-	1,109,000	0.03%	1,109,000	0.03%

The Capital Group Companies, Inc. (1) (7)	-	-	-	-	-	-	-

Caisse des Dépôts et Consignations (1) (2) (7)	-	-	-	-	-	-	-

DNCA Finance (1) (7)	-	-	-	-	-	-	-

FCP AN (1) (8)	-	-	-	-	-	-	-

Institutional investors in France (5) (7)	-	-	-	-	-	-	-

Other institutional investors in North America (7)	9,531,300	0.27%	-	9,531,300	0.27%	9,531,300	0.27%

Treasury stocks held by Alcatel Lucent (6)	-	-	-	-	-	-	-

Treasury stock held by subsidiaries (6)	-	-	-	-	-	-	-

Public	275,294,232	7.78%	2,533,623	277,827,855	7.85%	277,827,855	7.85%

TOTAL	3,537,279,737	100.00%	2,533,623	3,539,813,360	100.00%	3,539,813,360	100.00%

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by BPI Participations France.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.

(5)	Institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source: Alcatel Lucent ( TPI as of March 8, 2016 ).

(8)	Formerly FCP 2AL.

Voting rights

The total number of voting rights, as published by Alcatel Lucent pursuant to Article L. 233-8-II of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 3,048,448,659 at December 31, 2015 (including the treasury shares held by the parent company and by its subsidiaries which were tendered in the Nokia Offer).

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

At December 31, 2015, shareholders benefiting from double voting rights had a total of 12,111,300 votes, representing 0,39% of the voting rights.

LISTING AND SHAREHOLDINGS

Shareholding

Breakdown of capital and voting rights over the past 3 years

Shareholders	Number of shares	% of capital	Theoretical voting rights (3)	% of theoretical voting rights	Voting rights exercisable at Shareholders’ Meeting (4)	% of voting rights exercisable at Shareholders’ Meeting

at January 8, 2016 (following the settlement of the initial Nokia Offer) on the basis of shares outstanding at December 31, 2015

Nokia Corporation (1) (7)	2,316,995,879	76.31%	2,316,995,879	76.01%	2,316,995,879	76.56%

Blackrock Inc. (7)	26,688,400	0.88%	26,688,400	0.88%	26,688,400	0.88%

The Capital Group Companies, Inc. (1) (7)	20,675,600	0.68%	20,675,600	0.68%	20,675,600	0.68%

Caisse des Dépôts et Consignations (1) (2) (7)	-		-	-	-	-

Amundi (1) (7)	7,731,200	0.25%	7,731,200	0.25%	7,731,200	0.26%

DNCA Finance (1) (7)	-	-	-	-	-	-

FCP 2AL (1)	-	-	-	-	-	-

Institutional investors in France (5) (7)	-	-	-	-	-	-

Treasury stocks held by Alcatel Lucent (6)	-	-	-	-	-	-

Treasury stock held by subsidiaries (6)	22,000,000	0.72%	22,000,000	0.72%	-	-

Public	642,246,280	21.15%	654,357,580	21.47%	654,357,580	21.62%

TOTAL	3,036,337,359	100.00%	3,048,448,659	100.00%	3,026,448,659	100.00%

at December 31, 2014

The Capital Group Companies, Inc. (1)	290,280,811	10.29%	290,280,811	10.11%	290,280,811	10.26%

Blackrock Inc. (1)	136,616,484	4.84%	136,616,484	4.76%	136,616,484	4.83%

Caisse des Dépôts et Consignations (1) (2) (7)	100,901,700	3.58%	109,145,322	3.80%	109,145,322	3.86%

Amundi (1)	84,642,286	3.00%	84,642,286	2.95%	84,642,286	2.99%

DNCA Finance (1) (7)	83,884,900	2.97%	83,884,900	2.92%	83,884,900	2.96%

FCP 2AL (1)	34,418,607	1.22%	68,387,822	2.38%	68,387,822	2.42%

Other institutional investors in France (5) (7)	107,521,500	3.81%	107,521,500	3.75%	107,521,500	3.80%

Treasury stocks held by Alcatel Lucent (6)	13,010,214	0.46%	13,010,214	0.45%	-	-

Treasury stock held by subsidiaries (6)	27,110,113	0.96%	27,110,113	0.94%	-	-

Public	1,942,045,655	68.86%	1,949,993,330	67.93%	1,949,993,330	68.89%

TOTAL	2,820,432,270	100.00%	2,870,592,782	100.00%	2,830,472,455	100.00%

at December 31, 2013

The Capital Group Companies, Inc. (1)	277,075,415	9.87%	277,075,415	9.71%	277,075,415	9.88%

Blackrock Inc. (1)	145,789,330	5.19%	145,789,330	5.11%	145,789,330	5.20%

Caisse des Dépôts et Consignations (1) (2)	91,830,871	3.27%	100,074,493	3.51%	100,074,493	3.57%

Amundi	-	-	-	-	-	-

DNCA Finance	-	-	-	-	-	-

FCP 2AL (1)	35,608,766	1.27%	69,340,712	2.43%	69,340,712	2.47%

Other institutional investors in France (5) (7)	125,259,100	4.46%	125,259,100	4.39%	125,259,100	4.47%

Treasury stocks held by Alcatel Lucent (6)	19,205,701	0.68%	19,205,701	0.67%	-	-

Treasury stock held by subsidiaries (6)	32,688,710	1.16%	32,688,710	1.15%	-	-

Public	2,081,096,304	74.10%	2,085,454,870	73.03%	2,085,454,870	74.41%

TOTAL	2,808,554,197	100.00%	2,854,888,331	100.00%	2,802,993,920	100.00%

(1)	Source: Shareholders’ declaration.

(2)	Including the shares held by BPI Participations France.

(3)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.

(5)	Institutional investors in France holding, individually, more than 0.50% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

(7)	Source: Alcatel Lucent (TPI as of January 8, 2016 and IPREO shareholders report as of December 31, 2015; 2014: TPI as of June 30, 2014 and IPREO shareholders report as of December 31, 2014; 2013: TPI as of June 30, 2013 and IPREO shareholders report as of December 31, 2013).

10

LISTING AND SHAREHOLDINGS

Shareholding

Employees’ and management’s shareholding

FCP 2AL Mutual Fund (in French: Fonds Commun de Placement Actionnariat Alcatel-Lucent). The FCP 2AL tendered all of its Alcatel-Lucent shares in the Nokia Offer and was renamed Fonds Commun de Placement Actionnariat Nokia (« FCP AN ») since the approval of the AMF on January 22, 2016.

At December 31, 2015, the employee shareholdings were managed collectively through the FCP 2AL Mutual Fund.

The FCP 2AL was the Group’s special Mutual Fund put in place for the implementation of the incentive agreements and the corporate savings plans, and entered into between the companies of the Alcatel Lucent Group and their employees.

The FCP 2AL was categorized as a mutual fund invested in listed securities of the company (in French: FCPE investi en titres cotés de l’entreprise). The FCP 2AL’s management objective was to enable the unit holders to participate in the Group’s development by investing a minimum of 95% of his or her assets in the Mutual Fund in Alcatel Lucent shares, the remainder being invested in Euro monetary UCITS (in French: OPCVM Monétaire Euro) and/
or liquidities. The Mutual Fund’s performance mirrored the performance of the Alcatel Lucent’s share both upwards and downwards.

At December 31, 2015, FCP 2AL unit holders held a total of 31 474 287 shares, representing 1.04% of the capital, of which 31 474 287 shares gave the shareholders double voting rights.

The FCP 2AL’s percentage shareholding decreased from 1.54% at December 31, 2012 to 1.04% at December 31, 2015.

The voting rights at Alcatel Lucent Shareholders’ Meetings were exercised by the FCP 2AL Supervisory Board.

Board of Directors and Management Committee : At April 26, 2016, the members of the Board of Directors and of the Management Committee together held 105,042 Alcatel Lucent shares, that is, 0,003% of Alcatel Lucent capital and voting rights (see Section 7.1.2 “Principles of organization of our Company’s management”, subsection 7.1.2.2 “Attendance fees”).

04/26/2016	Alcatel Lucent ordinary shares	ADS	Total

Board of Directors (1)(2)	105,029	0	105,029
Management Committee	13	0	13

Total	105,042	0	105,042

(1)	Not including the two Board Observers.

(2)	Securities held directly or indirectly by the Directors.

Directors’ transactions

During fiscal year 2015 and early 2016, the Directors effected transactions in Alcatel Lucent shares, in particular pursuant to their investment obligation related to the grant of their additional Directors’ fees (see Section 7.1.2 “Principles of organization of our Company’s management”, Subsection 7.1.2.2 “Attendance fees”) and the tendering of their shares in the Nokia Offer.

The purchases of shares by the Directors are made outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to our Directors and Management Committee members, and to any person with similar functions, as well as to any person who has access on a regular or occasional basis to insider information.

Since 2013, the duration of the blackout periods is of 30 days. From 2013 to 2015, the blackout periods started 30 calendar days before the release date of the annual, bi-annual and quarterly accounts and ended at the beginning of the second working day following the release date, provided, however, that in exceptional circumstances, trading in Alcatel Lucent shares may occur during the blackout periods, subject to the prior written agreement of the General Counsel of the Company. In order to align Alcatel-Lucent’s policy with Nokia’s policy, Alcatel-Lucent’s rules of conduct concerning the prevention of insider trading have been amended to provide that the blackout periods start 30 calendar days before the release date of the annual, bi-annual and quarterly accounts and end at the beginning of the first working day following the release date.

LISTING AND SHAREHOLDINGS

Shareholding

Summary of transactions carried out by some of the Directors during fiscal year 2015 and up to April 26, 2016, reported in application of Article 223-26 of the General Regulation of the AMF:

Directors	Type of transaction		Date of the transaction	Number of shares	Unit price	Total amount

Philippe Camus	Tender to the Offer	(1)	01/07/2016	1,103,269	exchange ratio
Jean C. Monty (6)	Acquisition	(2)	05/12/2015	3,705	€3.41	€12,634.05
	Acquisition	(2)	12/10/2015	3,726	€3.558	€13,257.11
	Tender to the Offer	(1)	01/07/2016	2,399,997	exchange ratio
	Tender to the Offer	(3)	01/07/2016	2,600,003	exchange ratio
Francesco Caio (6)	Acquisition	(2)	05/12/2015	3,703	€3.41	€12,627.23
	Acquisition	(2)	12/10/2015	3,724	€3.558	€13,249.99
	Tender to the Offer	(1)	01/07/2016	2,100	exchange ratio
Carla Cico	Acquisition	(2)	05/12/2015	3,703	€3.41	€12,627.23
	Acquisition	(2)	12/10/2015	3,724	€3.558	€13,249.99
Stuart E. Eizenstat (6)	Acquisition	(2)	05/12/2015	3,705	€3.41	€12,634.05
	Acquisition	(2)	12/10/2015	3,726	€3.558	€13,257.11
Kim Crawford Goodman (6)	Acquisition	(2)	05/12/2015	3,705	€3.41	€12,634.05
	Acquisition	(2)	12/10/2015	3,726	€3.558	€13,257.11
	Tender to the Offer	(1)	01/07/2016	2,500	exchange ratio
Louis R. Hughes (6)	Acquisition	(2)	05/12/2015	3,705	€3.41	€12,634.05
	Acquisition	(2)	12/10/2015	3,726	€3.558	€13,257.11
	Tender to the Offer	(1)	07/01/2016	5,000	exchange ratio
Véronique Morali (4)	Acquisition	(2)	05/12/2015	3,703	€3.41	€12,627.23
Olivier Piou (6)	Acquisition	(2)	05/12/2015	3,703	€3.41	€12,627.23
	Acquisition	(2)	12/10/2015	3,724	€3.558	€13,249.99
	Tender to the Offer	(1)	07/01/2016	59,760	exchange ratio
Jean-Cyril Spinetta	Acquisition	(2)	05/12/2015	3,703	€3.41	€12,627.23
	Acquisition	(2)	12/10/2015	3,724	€3.558	€13,249.99
	Tender to the Offer	(1)	01/07/2016	596	exchange ratio
Sylvia Summers (5)	Acquisition	(2)	06/29/2015	500	$3.7527	$1,882.96
	Tender to the Offer	(1)	01/07/2016	500	exchange ratio
	Acquisition	(2)	01/11/2016	3,538	€3.78	€13,396.96

(1)	Tender in the initial Nokia Offer the definitive result of which was published on January 5, 2016. The transaction was completed on January 7, 2016 at which point Nokia shares were delivered in exchange for Alcatel Lucent shares according to the exchange ratio of the Nokia Offer.

(2)	Acquired with the portion of the Directors’ fees subject to the requirement to purchase and hold shares. The shares acquired pursuant to this commitment must be held throughout the term of office as Director of the Company.

(3)	In the form of ADS.

(4)	Resigned on July 15, 2015.

(5)	Appointed at the Shareholders’ Meeting held on May 26, 2015.

(6)	Resigned on January 8, 2016.

10

LISTING AND SHAREHOLDINGS

Stock exchange information

10.4	Stock exchange information

10.4.1	Listing

Our shares are traded on the European regulated market of Euronext Paris, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on Euronext Paris since June 3, 1987.

Since May 1992, our shares were listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). On February 11, 2016, Alcatel-Lucent gave notice of its intention to voluntarily delist its ADSs from the NYSE. The delisting became effective on March 7, 2016.

ISIN Code

Since June 30, 2003, all securities traded on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel Lucent: FR0000130007.

Mnemo: ALU.

Index

Our shares were included in the CAC 40 index until January 7, 2016.

10.4.2	Changes in price per share

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in €) Price per share	High	Low

2011	4.43	1.11

2012	1.95	0.72

2013	3.36	0.96

2014	3.40	1.88

First Quarter	3.40	2.70

Second Quarter	3.04	2.61

Third Quarter	2.85	2.38

Fourth Quarter	3.00	1.88

2015	4.48	2.77

First Quarter	3.72	2.78

Second Quarter	4.48	3.10

Third Quarter	3.45	2.77

Fourth Quarter	3.86	3.23

October	3.70	3.23

November	3.81	3.64

December	3.86	3.38

2016

January	3.78	3.54

February	3.23	2.90

March	3.28	3.05

April (as of April 26, 2016)	3.31	3.20

LISTING AND SHAREHOLDINGS

Stock exchange information

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low

2011	6.54	1.39

2012	2.6	0.94

2013	4.57	1.28

2014	4.61	2.36

First Quarter	4.61	3.69

Second Quarter	4.16	3.53

Third Quarter	3.84	3.03

Fourth Quarter	3.71	2.36

2015	4.93	3.13

First Quarter	3.92	3.24

Second Quarter	4.93	3.40

Third Quarter	3.75	3.13

Fourth Quarter	4.11	3.56

October	4.03	3.56

November	4.11	3.86

December	4.05	3.73

2016

January	4.07	3.83

February (February 1 - February 24)(1)	3.48	3.17

(1)	The NYSE suspended trading of our ADS after the market closed on February 24, 2016 and our ADS are no longer traded on the NYSE.

10.4.3	Shareholder structure

Breakdown of the capital by shareholder category at January 8, 2016 and March 8, 2016

10

LISTING AND SHAREHOLDINGS

Stock exchange information

Breakdown of the capital by location at January 8, 2016 (1) and March 8, 2016 (1)

(1) Applicable to institutional investors, excluding Nokia.

Number of shares at January 8, 2016: 3,036,337,359.

Number of shares at March 8, 2016: 3,537,279,737.

Source: IPREO.

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

At its meeting of April 26, 2016, our Board of Directors recommended that no dividend be paid for fiscal year 2015.

LISTING AND SHAREHOLDINGS

Shareholders’ meetings

10.5	Shareholders’ Meetings

History	of main decisions taken at Shareholders’ Meetings during the last 3 years

2015 Shareholders’ Meeting

At the Shareholders’ Meeting of May 26, 2015, the shareholders mainly:

•	appointed Mrs. Sylvia Summers as Director for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2017;

•	renewed the term of office as Directors of Messrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2017;

•	submitted to the shareholders the elements of compensation due or granted to Mr. Philippe Camus as Chairman of the Board and to Mr. Michel Combes as CEO during fiscal year 2014 to obtain their advisory opinion thereon (Say on pay);

•	renewed for a period of 26 months, that is, until July 2017, all of the financial authorizations granted to our Board of Directors regarding the Company’s financial management, in particular by authorizing our Board to increase the capital, in accordance with various terms and conditions and for various reasons;

•	renewed for a period of 26 months, that is, until July 2017, the specific authorization concerning the grant of performance shares for the benefit of employees and executive directors.

2014 Shareholders’ Meeting

At the Shareholders’ Meeting of May 28, 2014, the shareholders mainly:

•	appointed Mrs. Véronique Morali and Mr. Francesco Caio as Directors for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2016;

•	renewed the term of office as Directors of Mrs. Kim Crawford Goodman and Mr. Jean-Cyril Spinetta for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2016;

•	submitted to the shareholders the elements of compensation due or granted to Mr. Philippe Camus as Chairman of the Board and to Mr. Michel Combes as CEO during fiscal year 2013 to obtain their advisory opinion thereon (Say on pay);

•	renewed for a period of 26 months, that is, until July 2016, all of the financial authorizations granted to our Board of Directors regarding the Company’s financial management, in particular by authorizing our Board to increase the capital, in accordance with various terms and conditions and for various reasons;

•	renewed for a period of 38 months, that is, until July 2017, the specific authorizations concerning the grant of performance shares and stock options for the benefit of employees and executive directors.

2013 Shareholders’ Meetings

At the Shareholders’ Meeting of May 7, 2013, the shareholders mainly:

•	appointed Mr. Michel Combes as Director for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the approval of the financial statements for the fiscal year ending December 31, 2015;

•	renewed the term of office as Directors of Mr. Philippe Camus, Mrs. Carla Cico and Mr. Jean C. Monty, for a period of three years expiring at the end of the Shareholders’ Meeting which will consider the financial statements for the fiscal year ending December 31, 2015.

At the Shareholders’ Meeting of May 29, 2013, the shareholders decided to authorize the Board of Directors to reduce the Company’s capital by decreasing the nominal value of our shares. The nominal value of the shares was therefore reduced from € 2 to € 0.05.

10

LISTING AND SHAREHOLDINGS

Controls and procedures, Statutory Auditors’ fees and other matters	11

11.1	Controls and procedures	196

11.2	Documents on display	200

11.3	Audit Committee financial expert	201

11.4	Code of ethics	201

11.5	Financial statements	201

11.6	Exhibits	202

11.7	Cross-reference table between Form 20-F and this document	203

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1	Controls and procedures

Disclosure controls and procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2015, these disclosure controls and procedures were not effective because of material weaknesses in our internal controls over financial reporting, relating to the controls over the process of recognizing deferred tax assets on certain taxable temporary differences and tax losses carried forward in certain jurisdictions, and controls over the revenue recognition process in the US.

Management believes that the consolidated financial statements fairly present in all material respects the Company’s financial position results of operation and cash flows.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established in Internal Control -Integrated Framework 2013 issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on the criteria established by COSO, management identified the following material weaknesses: (i) ineffective controls over the recognition and measurement of certain deferred tax assets and (ii) ineffective controls over the revenue recognition process in the US.

Deferred Tax

Control deficiencies have been identified over the recognition of certain deferred tax assets on existing taxable temporary differences where deferred tax liabilities were recorded. This misstatement resulted in the restatement of our previously issued consolidated financial statements for the years ended December 31, 2013 and 2014.

Revenue recognition

Control deficiencies were identified related to revenue recognition in the US, in particular on client acceptance, customer credits, and accounting for construction contracts and multiple-element arrangements. The process is characterized by a complex environment with hundreds of thousands of immaterial transactions requiring significant manual input and several layers of controls. Errors were identified; however there was no correction required of the consolidated financial statements.

Management has assessed that these control deficiencies constitute material weaknesses, and concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2015 based on the 2013 Internal Control Integrated Framework issued by the COSO.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on the Company’s internal control over financial reporting, as stated in their report which is in Section 11.1.1 “Report of independent registered public accounting firms” of this annual report.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

Management is pursuing the implementation of corrective measures to address the material weaknesses described above. In an effort to remediate these deficiencies and enhance our internal controls, we have initiated the implementation of several improvements.

Regarding deferred tax, the group accounting policy, which has been regularly subject to the review of our external auditors, considered that given the volatility of results and past losses of the Company, it was appropriate not to recognize deferred tax assets on existing taxable temporary differences when deferred tax liabilities were recorded. In the context of the closing of the 2015 financial statements, further specific reviews on deferred tax assets have been performed and it has been identified in April 2016 that certain IAS 12 guidance requires the recognition of deferred tax assets in such a situation even in loss-making entities. The group accounting policy has been immediately amended as reflected in our 2015 consolidated financial statements and prior periods (2013 and 2014) consolidated financial statements were restated accordingly in this Form 20-F filing.

Regarding revenue recognition in our US subsidiary, the following actions have been identified:

•	assess, validate and document any necessary changes in the internal control framework, including IT systems;

•	further enhance policies and procedures relating to revenue recognition for our US subsidiary, Alcatel Lucent USA Inc., and analysis;

•	further enhance training and instruction of accounting staff and customer teams;

•	reinforce our controls on construction contracts and multiple-element arrangements.

We believe the measures described above will remediate the material weaknesses we have identified and strengthen our

Planned Remediation of Material Weaknesses

internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

In light of the material weaknesses described above, additional analyses and other procedures were performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS. These measures included expanded year-end closing procedures, the dedication of significant internal resources to scrutinize account analyses and reconciliations and management’s own internal reviews and efforts to remediate the material weaknesses in internal control over financial reporting described above.

For deferred tax, these measures lead to the above-mentioned change in accounting treatment and restatement of the accounts allowing for the remediation of the related material weakness at the date of issuance of this report.

For US revenue recognition, the additional control procedures covered a substantial portion of transactions and included all large amount transactions. Errors identified were trivial both individually and in aggregate; in particular no errors were identified on the individually significant transactions.

As a result of these measures, management concluded that the Company’s consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods, presented in conformity with IFRS as issued by the IASB.

Changes in internal control over financial reporting

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1.1	Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of Alcatel Lucent (and subsidiaries)

We have audited Alcatel Lucent and its subsidiaries’ (“the Group”) internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: the recognition and measurement of certain deferred tax assets and the revenue recognition process in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Group as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, and this report does not affect our report dated April 27, 2016, which expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the misstatement related to the recognition of certain deferred tax assets.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by Frédéric Martineau

Neuilly-sur-Seine and Paris-La Défense, April 27, 2016

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Controls and procedures

11.1.2	Statutory Auditors

Our Statutory Auditors who report on our parent company and consolidated accounts and our Alternate Auditors are:

	Appointment (1)	Most recent renewals (1)	Expiration of mandate

Statutory Auditors

Deloitte & Associés, represented by Mr. Bertrand Boisselier 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	06/08/2012	12/31/2017

Ernst & Young et Autres, represented by Mr. Frédéric Martineau Tour First, 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	06/23/1994	06/08/2012	12/31/2017

Alternate Auditors

BEAS 195, avenue Charles de Gaulle 92200 Neuilly sur Seine	09/07/2006	06/08/2012	12/31/2017

Auditex 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	09/07/2006	06/08/2012	12/31/2017

(1)	Date of the Annual Shareholders’ Meeting.

Change in Statutory Auditors

Not applicable.

11.1.3	Statutory Auditors’ fees

Fees of our Statutory Auditors and their international networks in 2014 and in 2015:

	Deloitte & Associés				Ernst & Young
	(Deloitte Touche Tohmastu network)				(Ernst & Young network)
(in thousands of euros)	2014		2015		2014		2015

1. Audit

Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,372	81%	8,544	75%	6,795	78%	7,256	74%

Issuer	2,438	27%	2,877	25%	2,398	28%	2,822	29%

Consolidated entities	4,934	54%	5,667	50%	4,397	50%	4,434	45%

Audit-related fees	1,638	18%	2,331	21%	1,723	20%	1,614	17%

Issuer	140	2%	2,268	20%	1,289	15%	1,322	14%

Consolidated entities	1,498	16%	63	1%	434	5%	292	3%

SUB-TOTAL	9,010	99%	10,875	96%	8,518	98%	8,870	91%

2. Other services (not audit-related)
Tax services	123	1%	195	2%	122	1%	36	0%

Other services	25	0%	299	3%	98	1%	865	9%

SUB-TOTAL	148	1%	494	4%	220	2%	901	9%

TOTAL	9,158	100%	11,369	100%	8,738	100%	9,771	100%

The table above provides the fees of Alcatel Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2014 and 2015.

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

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2015 reference document filed with the AMF, which includes:

•	the annual financial report;

•	the Statutory Auditors’ reports on the parent company and consolidated accounts;

•	the special report of the Statutory Auditors concerning regulated agreements and commitments;

•	the report from the Chairman of the Board of Directors on the corporate governance and on internal control and risk management required under French law;

•	the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors; and

•	the information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.1.3 “Statutory Auditors’ fees” of this document).

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Audit Committee financial expert

11.3	Audit Committee financial expert

Our Board of Directors has determined that Mrs. Sylvia Summers is an “audit committee financial expert” and that she is independent under the applicable rules promulgated by the

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

The following consolidated financial statements of Alcatel Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2015, 2014 and 2013 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Exhibits

11.6	Exhibits

1.1	Statuts (articles of association and bylaws) of Alcatel Lucent (English translation), dated March 18, 2016.

2.1	Form of Second Amended and Restated Deposit Agreement, among Alcatel-Lucent, JPMorgan Chase Bank N.A., as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a) to Alcatel-Lucent’s Registration Statement on Form F-6 filed January 4, 2013). (File No. 333-185880).

4.1	Revolving Facilities Agreement dated February 3, 2016 by and between Nokia Corporation and Alcatel-Lucent USA

4.2	Revolving Credit Facility Agreement dated April 13, 2016 by and between Nokia Corporation and Alcatel-Lucent Participations

8.	List of subsidiaries (see Note 33 to our consolidated financial statements included elsewhere herein).

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Associés.

15.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young et Autres.

Alcatel-Lucent and its consolidated subsidiaries are party to several long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of Item 19 to Form 20-F, Alcatel-Lucent agrees to furnish a copy of such instruments to the SEC upon request.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

11.7	Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.3
C. Organizational structure	Section 4.3 Structure of the main consolidated companies as of December 31, 2015
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the Company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.3
B. Liquidity and capital resources	Section 6.4 Liquidity and capital resources
C. Research and development, patents and licenses, etc.	Section 6.8 Research and development - expenditures, headings “Research and Development costs” of Section 6.2 and Section 6.3
D. Trend information	Section 6.1 Overview of 2015
E. Off-Balance sheet arrangements	Section 6.5 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	Heading “Contractual obligations” of Section 6.5 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Chairman’s corporate governance report
B. Compensation	Section 7.1 Chairman’s corporate governance report, Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
C. Board practices	Section 7.1 Chairman’s corporate governance report, Section 7.3 Alcatel Lucent Code of Conduct and Section 11.4 Code of ethics
1. Date of expiration of the current term of office and the period during which the person has served it that office	Subsection 7.1.1 Management bodies of the Company
2. Directors’ service contracts with the Company or any of its subsidiaries	Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
3. Company’s audit committee and remuneration committee	Subsection 7.1.3 Powers and activity of the Board of Directors
D. Employees	Section 9.3 Human resources

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
E. Share ownership (with respect to the persons listed in Item 6.B.2)
1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the Company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options)	Subsection 7.1.1 Management bodies of the Company, Chapter 8 Compensation and long-term incentives and heading “Employees’ and management’s shareholding” of Subsection 10.3.4
2. Any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company	Chapter 8 Compensation and long-term incentives
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Subsection 10.3.3 Share ownership threshold, Subsection 10.4.3 Shareholder structure and Subsection 10.3.4 Shareholding and change in its structure
B. Related party transactions	Section 7.2 Regulated agreements
C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Alcatel-Lucent consolidated financial statements at December 31, 2015, Section 6.7 Legal Matters and Subsection 10.4.4 Dividends and performance
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Subsection 10.4.1 Listing and Subsection 10.4.2 Changes in price per share
B. Plan of distribution	N/A
C. Markets	Subsection 10.4.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 10 Listing and shareholdings and Chapter 8 Compensation and long-term incentives
B. Memorandum and articles of association	Section 7.1.2 Principles of organization of our Company’s management, Section 7.1.3 Powers and activity of the Board of Directors, Subsection 10.1.1 Legal information, Subsection 10.1.2 Specific provisions of the bylaws and of law, heading “Ownership of shares by non-French persons” of Subsection 10.2.6 American Depositary Shares (ADS) and Section 10.5 Shareholders’ Meetings
C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Heading “Exchange controls” of Subsection 10.2.6 American Depositary Shares (ADS)
E. Taxation	Heading “Taxation” of Subsection 10.2.6 American Depositary Shares
F. Dividends and paying agents	N/A

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
G. Statement by experts	N/A
H. Documents on display	Section 11.2 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.6 Qualitative and quantitative disclosures about market risk
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection 10.2.6 American Depositary Shares (ADS)
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	Subsection 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”
Item 15: Controls and Procedures	Chapter 11 Controls and procedures, Statutory auditors’ fees and other matters
(a) Disclosure controls and procedures	Heading Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Subsection 11.1.1 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
Item 16: Reserved	(Reserved)
Item 16A: Audit Committee Financial Expert	Section 11.3 Audit Committee financial expert
Item 16B: Code of Ethics	Section 11.4 Code of ethics
Item 16C: Principal Accountant Fees and Services	Subsection 11.1.2 Statutory Auditors and Subsection 11.1.3 Statutory Auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Subsection 10.2.2 Purchase of Alcatel Lucent shares by the Company
Item 16F: Change in Registrant’s Certifying Accountant	Subsection 11.1.2 Statutory Auditors
Item 16G: Corporate Governance	N/A
Item 16H: Mine Safety Disclosure	N/A
Item 17: Financial Statements	See Section 11.5 Financial statements
Item 18: Financial Statements	See Section 11.5 Financial statements
Item 19: Exhibits	Section 11.6 Exhibits

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Olivier DURAND

Name:	Olivier DURAND

Title:	Chief Financial Officer

April 28, 2016

Alcatel-Lucent consolidated financial statements at December 31, 2015	12

12

Report of Independent Registered Public Accounting Firms

Reportof Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of Alcatel Lucent (and subsidiaries)

We have audited the accompanying consolidated statements of financial position of Alcatel Lucent and subsidiaries (the “Group”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4 to the consolidated financial statements, the consolidated financial statements for the years ended December 31, 2014 and December 31, 2013 have been restated to correct a misstatement related to the recognition of certain deferred tax assets.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2016 expressed an adverse opinion thereon.

/s/ DELOITTE & ASSOCIES	/s/ ERNST & YOUNG et Autres
Represented by
Frédéric Martineau

Neuilly-sur-Seine and Paris-La Défense, April 27, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

(In millions except per share data)	Notes	2015 (1)		2015	2014 (2)	2013 (2)

Revenues	(5) & (6)	U.S.$	15,501	€14,275	€13,178	€13,813

Cost of sales			(9,916)	(9,132)	(8,770)	(9,491)

Gross profit			5,585	5,143	4,408	4,322

Administrative and selling expenses			(1,912)	(1,761)	(1,621)	(1,862)
Research and development costs			(2,583)	(2,378)	(2,215)	(2,268)

Income (loss) from operating activities before restructuring costs, litigations, transaction-related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)		1,090	1,004	572	192

Restructuring costs	(25)		(435)	(401)	(574)	(518)
Litigations			(34)	(31)	7	(2)
Gain/(loss) on disposal of consolidated entities			(1)	(1)	20	2
Transaction-related costs	(3)		(113)	(104)	-	-
Impairment of assets	(11)		(210)	(193)	-	(548)
Post-retirement benefit plan amendments	(23)		439	404	112	135

Income (loss) from operating activities			736	678	137	(739)

Finance cost	(7)		(292)	(269)	(291)	(392)
Other financial income (loss)	(7)		(147)	(136)	(211)	(318)
Share in net income (losses) of associates & joint ventures			2	2	15	7

Income (loss) before income tax and discontinued operations			299	275	(350)	(1,442)

Income tax (expense) benefit	(8)		(27)	(24)	327	106

Income (loss) from continuing operations			272	251	(23)	(1,336)

Income (loss) from discontinued operations	(9)		(17)	(16)	(49)	(25)

NET INCOME (LOSS)			255	235	(72)	(1,361)

Attributable to:
• Equity owners of the parent			224	206	(107)	(1,371)
• Non-controlling interests			31	29	35	10
Earnings (loss) per share (in euros)	(10)
• Basic earnings (loss) per share

– from continuing operations			0.09	0.08	(0.02)	(0.55)

– from discontinued operations			(0.01)	(0.01)	(0.02)	(0.01)

– attributable to the equity owners of the parent			0.08	0.07	(0.04)	(0.56)
• Diluted earnings (loss) per share:

– from continuing operations			0.09	0.08	(0.02)	(0.55)

– from discontinued operations			(0.01)	(0.01)	(0.02)	(0.01)

– attributable to the equity owners of the parent			0.08	0.07	(0.04)	(0.56)

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.0859 on December 31, 2015.
(2)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

12

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

(In millions of euros)	Notes	2015 (1)		2015	2014 (2)	2013 (2)

Net income (loss) for the year		U.S.$	255	€235	€(72)	€(1,361)

Items to be subsequently reclassified to Income Statement			455	419	551	(242)

Financial assets available for sale	(15)		2	2	8	11

Cumulative translation adjustments			453	417	544	(253)

Cash flow hedging	(26b/iii)		-	-	(1)	-

Tax on items recognized directly in equity	(8)		-	-	-	-

Items that will not be subsequently reclassified to Income Statement			1,001	922	(1,817)	1,584

Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(23c)		1,013	933	(1,822)	1,667

Tax on items recognized directly in equity	(8)		(12)	(11)	5	(83)

Total other comprehensive income (loss) for the year			1,444	1,330	(1,266)	1,342

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR			1,711	1,576	(1,338)	(19)

Attributable to:

• Equity owners of the parent			1,621	1,493	(1,453)	(14)

• Non-controlling interests			90	83	115	(5)

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.0859 on December 31, 2015.
(2)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(In millions of euros) ASSETS	Notes	December 31, 2015 (1)		December 31, 2015	December 31, 2014 (2)	December 31, 2013 (2)

Non-current assets:
Goodwill	(11)	U.S.$	3,491	€3,215	€3,181	€3,156
Intangible assets, net	(12)		1,558	1,435	1,011	1,001
Goodwill and intangible assets, net			5,049	4,650	4,192	4,157
Property, plant and equipment, net	(13)		1,501	1,382	1,132	1,075
Investments in associates & joint ventures	(14)		22	20	51	35
Other non-current financial assets, net	(15)		392	361	406	322
Deferred tax assets	(8)		2,534	2,334	2,061	1,742
Prepaid pension costs	(23)		3,187	2,935	2,636	3,150
Other non-current assets	(21)		553	509	429	413

Total non-current assets			13,238	12,191	10,907	10,894

Current assets:
Inventories and work in progress, net	(17) & (18)		1,737	1,600	1,971	1,935
Trade receivables and other receivables, net	(17) & (19)		2,753	2,535	2,528	2,482
Advances and progress payments	(17)		49	45	43	46
Other current assets	(21)		845	778	877	751
Current income taxes			69	64	64	33
Marketable securities, net	(15) & (24)		1,766	1,626	1,672	2,259
Cash and cash equivalents	(16) & (24)		5,326	4,905	3,878	4,096
Current assets before assets held for sale			12,545	11,553	11,033	11,602
Assets held for sale and assets included in disposal groups held for sale	(9)		43	39	65	142

Total current assets			12,588	11,592	11,098	11,744

TOTAL ASSETS			25,826	23,783	22,005	22,638

(In millions of euros) EQUITY AND LIABILITIES	Notes	December 31, 2015 (1)		December 31, 2015	December 31, 2014 (2)	December 31, 2013 (2)

Equity:
Capital stock		U.S.$	165	€152	€141	€140
Additional paid-in capital			23,056	21,232	20,869	20,855
Less treasury stock at cost			(1,177)	(1,084)	(1,084)	(1,428)
Accumulated deficit, fair value and other reserves			(17,680)	(16,281)	(17,043)	(13,931)
Other items recognized directly in equity			37	34	(24)	218
Cumulative translation adjustments			18	17	(345)	(808)
Net income (loss) - attributable to the equity owners of the parent			224	206	(107)	(1,371)
Equity attributable to equity owners of the parent			4,643	4,276	2,406	3,675
Non-controlling interests	(14d)		982	904	833	730

Total equity	(22)		5,625	5,180	3,239	4,405

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(23)		4,893	4,506	5,163	3,854
Convertible bonds and other bonds, long-term	(24)		4,771	4,394	4,696	4,711
Other long-term debt	(24)		259	238	179	211
Deferred tax liabilities	(8)		1,027	946	872	990
Other non-current liabilities	(21)		609	561	175	188

Total non-current liabilities			11,559	10,645	11,085	9,954

Current liabilities:
Provisions	(25)		1,237	1,139	1,364	1,416
Current portion of long-term debt and short-term debt	(24)		629	579	402	1,240
Customers’ deposits and advances	(17) & (19)		862	794	810	681
Trade payables and other payables	(17)		3,885	3,578	3,571	3,518
Current income tax liabilities			71	65	73	93
Other current liabilities	(21)		1,943	1,789	1,429	1,237
Current liabilities before liabilities related to disposal groups held for sale			8,615	7,933	7,649	8,185
Liabilities related to disposal groups held for sale	(9)		15	14	32	94

Total current liabilities			8,642	7,958	7,681	8,279

TOTAL EQUITY AND LIABILITIES			25,826	23,783	22,005	22,638

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.0859 on December 31, 2015.
(2)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

12

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

(In millions of euros)	Notes	2015 (1)		2015	2014 (2)	2013 (2)

Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	224	€206	€(107)	€(1,371)
Non-controlling interests			31	29	35	10
Adjustments	(27)		847	780	681	1,546

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(27)		1,102	1,015	609	185

Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(17)		371	342	(72)	(216)
Trade receivables and other receivables	(17)		101	93	18	138
Advances and progress payments	(17)		5	5	4	5
Trade payables and other payables	(17)		(246)	(227)	(167)	25
Customers’ deposits and advances	(17)		(57)	(53)	88	(19)
Other current assets and liabilities			299	275	(35)	34

Cash provided (used) by operating activities before interest and taxes			1,575	1,450	445	152

Interest received			72	66	65	66
Interest paid			(287)	(264)	(290)	(362)
Taxes (paid)/received			(82)	(75)	(93)	(77)

Net cash provided (used) by operating activities			1,278	1,177	127	(221)

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			84	77	92	36
Capital expenditures			(630)	(580)	(556)	(463)
Decrease (increase) in loans and other non-current financial assets			28	26	19	19
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(27)		(119)	(109)	(14)	-
Cash proceeds/(outgoings) from losing control of consolidated companies	(27)		(1)	(1)	84	-
Cash proceeds from sale of previously consolidated and non-consolidated companies			37	34	(7)	3
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities			74	68	617	(723)

Net cash provided (used) by investing activities			(527)	(485)	235	(1,128)

Cash flows from financing activities:
Issuance/(repayment) of short-term debt			(79)	(73)	117	(643)
Issuance of long-term debt			92	85	1,143	4,087
Repayment/repurchase of long-term debt			(293)	(270)	(2,575)	(2,062)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-	-	-
Net effect of exchange rate changes on inter-unit borrowings			(25)	(23)	(86)	9
Capital increase (3)			89	82	30	965
Dividends paid			(13)	(12)	(12)	(6)

Net cash provided (used) by financing activities			(229)	(211)	(1,383)	2,350

Cash provided (used) by operating activities of discontinued operations	(9)		12	11	34	65
Cash provided (used) by investing activities of discontinued operations	(9)		33	30	71	(64)
Cash provided (used) by financing activities of discontinued operations	(9)		-	-	65	(15)
Net effect of exchange rate changes			548	505	633	(292)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			1,115	1,027	(218)	695

Cash and cash equivalents at beginning of period / year			4,211	3,878	4,096	3,401

Cash and cash equivalents at end of period / year (4)			5,326	4,905	3,878	4,096

Cash and cash equivalents at end of period / year classified as assets held for sale			-	-	-	-

Cash and cash equivalents including cash and cash equivalents classified as assets held for sale at end of period / year			5,326	4,905	3,878	4,096

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.0859 on December 31, 2015.
(2)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).
(3)	Of which €82 million, €15 million and €16 million related to stock options exercised during 2015, 2014 and 2013 respectively (see Note 22c).
(4)	Includes €1,505 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2015 (€1,019 million as of December 31, 2014 and €756 million as of December 31, 2013).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(In millions of euros except number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL
BALANCE AT DECEMBER 31, 2012 AFTER APPROPRIATION AS PREVIOUSLY REPORTED	2,268,383,604	4,653	15,352	(15,963)	34	(1,567)	(571)	-	1,938	745	2,683

Adjustments (see note 4)	-	-	-	657	-	-	-	-	657	-	657

BALANCE AT DECEMBER 31, 2012 AFTER APPROPRIATION AS RESTATED	2,268,383,604	4,653	15,352	(15,306)	34	(1,567)	(571)	-	2,595	745	3,340

Changes in equity for 2013	-	-	-	-	-	-	-	-	-	-	-

Total comprehensive income (loss) for 2013(2)	-	-	-	1,410	184	-	(237)	(1,371)	(14)	(5)	(19)

Capital reduction	-	(4,542)	4,542	-	-	-	-	-	-	-	-
Capital increase	455,568,488	23	903	-	-	-	-	-	926	-	926
Conversion of OCEANE 2015	15,658,262	1	47	(1)	-	-	-	-	47	-	47
Other capital changes	10,763,621	5	11		-	-	-	-	16	-	16
Share-based payments	-	-	-	19	-	-	-	-	19	-	19
Treasury stock	6,285,811	-	-	(116)	-	139	-	-	23	-	23
Dividends	-	-	-		-	-	-	-	-	(10)	(10)
Equity component of OCEANE 2018 issued in 2013, net of tax	-	-	-	66	-	-	-	-	66	-	66
Other adjustments	-	-	-	(3)	-	-	-	-	(3)	-	(3)
Appropriation	-	-	-	(1,371)	-	-	-	1,371	-	-	-

BALANCE AT DECEMBER 31, 2013 AFTER APPROPRIATION AS RESTATED	2,756,659,786	140	20,855	(15,302)	218	(1,428)	(808)	-	3,675	730	4,405

Changes in equity for 2014	-	-	-	-	-	-	-	-	-	-	-

Total comprehensive income (loss) for 2014(2)	-	-	-	(1,566)	(242)	-	462	(107)	(1,453)	115	(1,338)

Other capital changes	11,878,073	1	14		-	-	-	-	15	-	15
Share-based payments	-	-	-	16	-	-	-	-	16	-	16
Treasury stock	11,774,084	-	-	(314)	-	344	-	-	30	-	30
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax	-	-	-	121	-	-	-	-	121		121
Dividends	-	-	-	-	-	-	-	-	-	(12)	(12)
Other adjustments	-	-	-	2	-	-	-	-	2	-	2
Appropriation	-	-	-	(107)	-	-	-	107	-	-	-

BALANCE AT DECEMBER 31, 2014 AFTER APPROPRIATION AS RESTATED	2,780,311,943	141	20,869	(17,150)	(24)	(1,084)	(345)	-	2,406	833	3,239

Changes in equity for 2015	-	-	-	-	-	-	-	-	-	-	-

Total comprehensive income (loss) for 2015(2)	-	-	-	866	58	-	362	206	1,493	83	1,576

Other capital changes(3)	42,831,440	2	80	-	-	-	-	-	82	-	82
Treasury stock	4,627	-	-	-	-	-	-	-	-	-	-
Conversion of OCEANE 2018 (4)	147,958,658	7	204	(15)	-	-	-	-	196	-	196
Conversion of OCEANE 2019 (5)	15,220,628	1	48	(3)	-	-	-	-	46	-	46
Conversion of OCEANE 2020 (6)	9,894,363	1	31	(4)	-	-	-	-	28	-	28
Share-based payments	-	-	-	26	-	-	-	-	26		26
Dividends	-	-	-		-	-	-	-	-	(12)	(12)
Other adjustments	-	-	-	(1)	-	-	-	-	(1)	-	(1)

BALANCE AT DECEMBER 31, 2015 BEFORE APPROPRIATION	2,996,221,659	152	21,232	(16,281)	34	(1,084)	17	206	4,276	904	5,180

Proposed appropriation	-	-	-	206	-	-		(206)	-	-	-

BALANCE AT DECEMBER 31, 2015 AFTER APPROPRIATION	2,996,221,659	152	21,232	(16,075)	34	(1,084)	17	-	4,276	904	5,180

(1)	See Note 22.

(2)	See Consolidated Statements of Comprehensive Income.

(3)	42,831,440 shares were issued mainly due to exercise of options and the vesting of performance shares (see Note 22).

(4)	147,958,658 shares were issued as a result of the conversion of the outstanding OCEANE convertible bonds due 2018 (see Note 22).

(5)	15,220,628 shares were issued as a result of the conversion of the outstanding OCEANE convertible bonds due 2019 (see Note 22).

(6)	9,894,363 shares were issued as a result of the conversion of the outstanding OCEANE convertible bonds due 2020 (see Note 22).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes	to consolidated financial statements

Alcatel Lucent S.A. (Alcatel-Lucent) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On February 10, 2016, Alcatel-Lucent’s Board of Directors approved for issuance these preliminary consolidated financial statements at December 31, 2015.

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

As of December 31, 2015, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39 “Financial Instruments: Recognition and Measurement” (revised December 2003), which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2015 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2014 included in our annual report on Form 20-F for fiscal year 2014 (the “2014 audited consolidated financial statements”), with the exception of the adoption of the following amendment and improvements to IFRSs, that are mandatory for annual periods beginning on or after July 1, 2014, that the EU has endorsed, and that have no impact on Alcatel-Lucent’s financial statements or are already being applied:

•	Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions” (issued November 2013); and
•	Annual improvements to IFRSs (2010-2012) and Annual improvements to IFRSs (2011-2013) issued December 2013.

In Q1 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2016, which the EU has decided not to launch the endorsement process of this interim standard and to wait for the final standard. This interim standard would have no impact on the Group’s financial statements:

•	IFRS 14 “Regulatory Deferral Accounts” (issued January 2014).

In Q2 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” and proposed several clarifications in July 2015. In September 2015 the IASB issued an amendment to IFRS 15 and deferred the effective date by one year to January 1, 2018. This new IFRS contains a single five-step revenue recognition model that applies to contracts with customers and requires revenue to be recognized as control over goods and services is transferred to the customer. This standard replaces all existing IFRS revenue recognition guidance. We have not determined the effect of this new IFRS on the Group’s consolidated financial statements at this time and are currently evaluating its impact to ensure that the reporting procedures and systems are adapted and ready in accordance with the future mandatory effective date. The EU has not yet endorsed this standard.

In Q2 2014, the IASB published also two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has endorsed, and that, once effective, will have no impact on the Group’s financial statements:

•	Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (issued May 2014); and

•	Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (issued May 2014).

With regard to the Amendment to IAS 38, the Group currently amortizes capitalized software development costs at the greater of the amount computed using (a) the ratio that current gross

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within. However, under the Amendment, there is a rebuttable presumption that an amortization method that is based on revenue generated by an activity that includes the use of an intangible asset is inappropriate. The use of this method has been limited and the change in our amortization method will be immaterial to the Group’s financial statements.

In Q3 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2018, that the EU has not yet endorsed, and that, once effective, may have an impact on the amount and timing of the Group’s reported assets, liabilities and income; mainly marketable securities will be classified as long term assets, and expected credit losses that will be calculated with a different method; the extent of the impact is not yet known or reasonably estimable at this stage:

•	IFRS 9 “Financial Instruments” (issued July 2014).

In Q3 2014, the IASB published two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has endorsed, and that, once effective, are not expected to have any impact on the Group’s financial statements:

•	Amendments to IAS 27 “Equity Method in Separate Financial Statements” (issued August 2014); and

•	Annual improvements to IFRSs (2012-2014) (issued September 2014).

In Q4 2014, the IASB published an amendment to existing IFRSs that is only applicable with effect from January 1, 2016, that the EU has endorsed, and that, once effective, is not expected to have any impact on the Group’s financial statements:

•	Amendments to IAS 1 “Disclosure Initiative” (issued December 2014).

In Q4 2014, the IASB published an amendment to existing IFRSs that is only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, is not expected to have any impact on the Group’s financial statements:

•	Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception” (issued December 2014).

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

Companies over which the Group has joint control are either accounted for as a joint operation or as a joint venture, in accordance with IFRS 11 “Joint Arrangements”. When the Group is a joint operator, the right to assets, the obligation for liabilities and the right to corresponding revenues and expenses arising from the arrangement are accounted for. Investments in joint ventures are accounted for under IAS 28.

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

Any changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity. When Alcatel-Lucent loses control of a subsidiary, the assets (including any goodwill) and liabilities, related equity components, and the carrying amount of any non-controlling interests of the former subsidiary are derecognized. Any gain or loss and any amounts previously recognized in other comprehensive income in relation to that subsidiary are recognized in profit or loss (to the extent that the items can be reclassified to profit or loss). Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

c/ Business combinations

Business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a target, its assets and liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Under IFRS 3 (revised), when control over the target is obtained, the non-controlling interest may be valued either at fair value or at its share of the target’s identifiable net assets. The Group has not yet measured any non-controlling interests in a target in which the Group acquired control at fair value, because all business combinations recorded to date occurred before the effective date of January 1, 2010 for IFRS 3 (revised). Under the previous version of IFRS 3, non-controlling interests were always valued at their proportion of the net fair values of the identifiable net assets of the target. Accordingly, the Group has measured all non-controlling interests at their share of a target’s identifiable net assets. Any excess between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

consideration transferred of the business combination and the Group’s interest in the fair value of the net assets acquired is recognized as goodwill (see intangible and tangible assets).

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

Specifically for software, useful life is determined as follows:

•	in case of internal use: over its probable service lifetime, and

•	in case of external use: rates of technical, technological or commercial obsolescence in the industry and according to prospects for sale, rental or other forms of distribution.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

Goodwill is tested for impairment at least annually, such test is carried out during the fourth quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s cash generating units (CGU) (considered as a Product Division or groups of Product Divisions at which level the impairment test is performed) and the CGU’s net asset carrying amounts (including goodwill). All goodwill is allocated to CGUs. Within Alcatel-Lucent’s reporting structure, Product Divisions are two levels below our two reportable segments (Core Networking and Access). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than certain trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). Amortization is taken into account within cost of sales, research and development costs (acquired technology, in-process research and development (IPR&D), etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or in a specific line item if very material (refer to Note 1n). IPR&D capitalization of development costs begins once technical feasibility is reached, and amortization of capitalized development costs begins once the related product is released. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

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

i/ Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are accounted for at cost and are deducted from equity. Proceeds from the sale of such shares are recognized directly in equity.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

Other costs (removal costs, training costs of transferred employees, etc.) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are accounted for as incurred (as linked to ongoing activities), in restructuring costs in the income statement.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

When software is embedded in the Group’s hardware and the software and hardware function together to deliver the product’s essential functionality, the transaction is considered a hardware transaction and guidance from IAS 18 is applied. For revenues generated from licensing, selling or otherwise marketing software solutions or stand-alone software sales, the Group also applies the guidance from IAS 18 and requires fair value to separate multiple software elements. Vendor specific objective evidence (VSOE) of fair value to separate multiple software elements may be used in certain case. In addition, if any undelivered element in these transactions is essential to the functionality of delivered elements, revenue is deferred until such element is delivered or the last element is delivered. If the last undelivered element is a service, revenue for such transactions is recognized ratably over the service period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

Held-to-maturity investments

The Group did not have any held-to-maturity investments during the years ended December 31, 2015, 2014 and 2013.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

The Group did not have any derivatives qualified as hedges of a net investment in a foreign operation during the years ended December 31, 2015, 2014 and 2013.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

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

s/ Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in accumulated deficit (credit) at grant date, with a counterpart in deferred compensation (debit). During the vesting period, deferred compensation is amortized in the income statement as an expense.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

Note 2 Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remain high as of December 31, 2015. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

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

Goodwill (see Note 11)

Goodwill net, is allocated, where applicable, to cash generating units that are equivalent to a product division or groups of product divisions within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our two reportable segments. In assessing whether goodwill should be subject to impairment, the carrying value of each cash generating unit is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2015 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €70 million and €(38) million, respectively.

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

On October 8, 2015, the U.S. SOA released an updated set of mortality improvement assumptions: scale MP-2015. This new mortality improvement scale reflects two additional years of data that the Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years. The change to scale MP-2015 reduced the liabilities by $218 million of our U.S. plans. These effects were recognized in the 2015 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2015 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2015, and since our U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), other comprehensive income would be negatively impacted by approximately €344 million.

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

Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23), we estimated that, as of December 31, 2015, the excess of assets above 120% of the plan obligations was US$1.1 billion (€1.0 billion), and the excess above 125% of plan obligations was US$0.9 billion (€0.8 billion).

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

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18and we require fair value to separate the multiple software elements. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

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

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aimed at (i) reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity, (ii) generating revenues from the Core Networking segment at or above €7 billion with an operating margin at or above 12.5% in 2015, and (iii) generating segment operating cash flow from the Access segment at or above €200 million by the end of 2015.

The total restructuring costs related to The Shift Plan were €944 million for all actions taken between 2013 and 2015 compared to the initial estimate of €950 million. For the year ended December 31, 2015, the restructuring costs for these actions were €358 million of which €306 million was expensed. The remaining restructuring reserves related to The Shift Plan will be used in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2

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

Note 3 Acquisitions and divestitures

2015

Public exchange offer by Nokia (“Nokia Offer”) for Alcatel-Lucent’s securities

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia would make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, subject to certain conditions, on the basis of 0.55 new Nokia shares for every Alcatel-Lucent share. The all-share transaction valued Alcatel-Lucent at €15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to €4.48 per share), and a premium to shareholders of 28% (equivalent to €4.27 per share), on the weighted average share price of Alcatel-Lucent for the three months preceding the announcement. This was based on Nokia’s closing share price of €7.77 on April 13, 2015. Each company’s Board of Directors approved the terms of the proposed transaction.

On November 18, 2015, following the clearance decision of Nokia Offer by the AMF, Nokia launched its public exchange offer for all outstanding shares, American depositary shares and OCEANE of Alcatel-Lucent. The deadline for tendering Alcatel-lucent shares and OCEANE was December 23, 2015.

Stock-options and performance shares

During the second quarter of 2015, Alcatel-Lucent informed employees that the conditions attached to the stock-option and performance shares plans granted to them would be modified so that all vesting and performance conditions would be deemed satisfied at the closing date of the exchange offer, should the employees agree to tender their Alcatel-Lucent shares into the exchange offer to be launched by Nokia. Since these modifications have been made in the context of the proposed Nokia Offer, no related financial impact according to IFRS 2 has been accounted for as of December 31, 2015.

A specific share package contingent upon the closing of the Nokia Offer was also granted to Mr. Michel Combes, the Group CEO until September 1, 2015. On September 10, 2015, the Board of Directors modified the initial share package and made the following decisions:

•	performance units: the performances criteria of the 2013 and 2014 years under the 2013 and 2014 plans have already been assessed and represent 1,025,649 vested performance units. 2015 level of achievement was evaluated at the beginning of 2016 by the Board of Directors and the number of units to be awarded was pro-rated for the period of Mr. Michel Combes’ working time during 2015 (i.e. 2/3) representing a maximum of 444,444 performance units; and

•	stock-options: the March 2014 agreement to grant Mr. Michel Combes 700,000 stock-options was replaced by the right to receive up to 350,000 Alcatel-Lucent shares, subject to presence and performance criteria. 2015 level of achievement was evaluated at the beginning of 2016 by the Board of Directors and the number of share to be awarded was pro-rated for the period of Mr. Michel Combes’ working time during 2015 (i.e. 2/3) representing a maximum of 58,333 shares.

Both performance units and stock options were settled in cash within the month following the assessment of the performance criteria at the beginning of 2016.

On July 29, 2015, the Board of Directors, upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, in order to ensure the protection of the Company, requested the execution of a non-compete agreement with Mr. Michel Combes.

On September 10, 2015, the Board of Directors maintained the main terms of the non-compete agreement but the payment was reduced to €3.1 million which will be paid in three installments with the first payment in November 2015. An expense of €4.1 million, including payroll taxes, was recorded as of September 30, 2015 in the line item “Transaction-related costs”.

Total transaction-related costs for 2015 amounted to €104 million.

Other changes

On March 18, 2015, we entered into a new partnership agreement with Louis Dreyfus Armateurs (LDA) for our submarine cable activity. Our subsidiary, Alcatel-Lucent Submarine Networks, acquired the 49% shareholding interest in ALDA Marine, previously held by LDA, for €76 million in cash. LDA remains our strategic marine partner. A €102 million capital gain, corresponding to the re-measurement of our historical 51% stake in ALDA Marine, was recognized in the line item “Other financial income (loss)” of our Income Statement. Alcatel-Lucent Submarine Networks also acquired a cable vessel “Ile d’Aix” for €26 million.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3

ALDA Marine has been fully consolidated since the acquisition. Corresponding goodwill was not significant.

No other material change in consolidated companies occurred during 2015.

2014

On March 31, 2014, Alcatel-Lucent completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash selling price of U.S.$110 million (€81 million) after taking into account all working capital adjustments. The agreement included an earnout of up to U.S.$100 million, based on the divested company’s results of operations for the 2014 fiscal year, for which we did not receive any amount. An €11 million loss was recognized in the line item “Gain/(loss) on disposal of consolidated companies”.

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

Note 4 Change in accounting treatment and presentation

In 2015, we changed our accounting treatment for the recognition of certain deferred tax assets based on recent publications about IAS 12 “Income taxes”, in particular the May 2014 IFRS Interpretations Committee Agenda Decision on IAS 12 “Income Taxes: recognition and measurement of deferred tax assets when an entity is loss-making”.

Previously reversals of certain types of taxable temporary differences were not considered as a suitable source of taxable profit supporting the recognition of deferred tax assets. In particular, taxable temporary differences related to over-funded pension and post-employment benefit plans in the US and in Belgium were disregarded for the recognition of deferred tax assets due to the difficulty in predicting the timing of their reversal and/or the very long-term profile of their potential reversals, even in the case of existence of loss carry-forwards with no expiration date. Therefore, no deferred tax assets were recognized, on the basis of such deferred tax liabilities.

In 2015, a deferred tax asset is now recognized for (i) the carry-forward of unused tax losses to the extent the reversal of those taxable temporary differences enables the utilization of the unused tax losses, and (ii) deductible temporary differences as long as there are sufficient existing taxable temporary differences of the appropriate type expected to reverse in the same period as these deductible differences. This treatment applies regardless of the entity’s expectations of future tax losses.

In accordance with IAS 8 – Accounting policies, changes in accounting estimates and errors, we have retrospectively applied this accounting treatment and restated our previously issued consolidated financial statements, including the related notes.

The impact of this correction is presented below:

(in millions of euros)	2014	2013	Jan. 1, 2013

Total Equity as published	2,694	3,663	2,683
Adjustments	545	742	657

Total Equity as restated	3,239	4,405	3,340

(in millions of euros)	2014	2013

Deferred tax assets as published	1,516	1,000
Adjustments	545	742

Deferred tax assets as restated	2,061	1,742

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4

(In millions of euros)	2014	2013

Total comprehensive income (loss) as published	(1,141)	(104)
Adjustments	(197)	85

Total comprehensive income (loss) as restated	(1,338)	(19)

(In millions of euros)	2014	2013

Income tax as published	316	173
Adjustments	11	(67)

Income tax (loss) as restated	327	106

(In millions of euros)	2014	2013

Net income (loss) as published	(83)	(1,294)
Adjustments	11	(67)

Net income (loss) as restated	(72)	(1,361)

(in euros)	2014	2013

Earnings (loss) per share attributable to equity owners of the parent (basic) as published	(0.04)	(0.54)
Adjustments	—	(0.02)

Earnings (loss) per share attributable to equity owners of the parent (basic) as restated	(0.04)	(0.56)

Note 5 Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of The Shift Plan announced on June 19, 2013, a new organization was put in place effective July 1, 2013. It was composed of three reportable segments: Core Networking, Access and Other. Due to the sale of LGS Innovations, our Government business, in March 2014 and the sale of our Enterprise business in September 2014, we no longer have an “Other” segment. This “Other” segment had been included in “Other and unallocated”. Our reportable segments are composed as follows:

•	“Core Networking” is composed of the following product divisions: IP Routing, Terrestrial Optics, Wireless Transmission, Submarine, Network Build & Implementation IP, IP Platforms & Platform Professional Services, and Strategic Industries; and
•	“Access” is composed of the following product divisions: Wireless and Network Build & Implementation Wireless, RFS (Radio Frequency Systems), Fixed Access and Network Build & Implementation Fixed, Multivendor Maintenance, Licensing and Managed Services.

The comparable period of 2014 and 2013 was re-presented accordingly.

The information by reportable segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5

a/ Information by reportable segment

(In millions of euros) 2015	Core Networking	Access	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated

Revenues from external customers	6,780	7,482	14,262	13	14,275	-	14,275
Revenues from transactions with other reportable segments	-	-	-	-	-	-	-
Revenues from reportable segments	6,780	7,482	14,262	13	14,275	-	14,275

Operating income (loss) (3)	678	423	1,101	(72)	1,029	(25)	1,004

Amounts included in the operating income (loss):
• depreciation and amortization	328	260	588	1	589	26	615
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-

(1)	Includes revenues from our non-core businesses and €17 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, transaction-related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) 2014	Core Networking	Access	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated

Revenues from external customers	5,959	7,151	13,110	68	13,178	-	13,178
Revenues from transactions with other reportable segments	7	6	13	(13)	-	-	-
Revenues from reportable segments	5,966	7,157	13,123	55	13,178	-	13,178

Operating income (loss) (3)	630	42	672	(49)	623	(51)	572

Amounts included in the operating income (loss):
• depreciation and amortization	290	204	494	1	495	50	545
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-

(1)	Includes revenues from a non-core business of €41 million and €21 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, transaction-related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) 2013	Core Networking	Access	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated

Revenues from external customers	6,130	7,437	13,567	246	13,813	-	13,813
Revenues from transactions with other reportable segments	21	10	31	(31)	-	-	-
Revenues from reportable segments	6,151	7,447	13,598	215	13,813	-	13,813

Operating income (loss) (3)	479	(85)	394	(116)	278	(86)	192

Amounts included in the operating income (loss):
• depreciation and amortization	293	208	501	15	516	84	600
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-

(1)	Includes revenues from a non-core business of €210 million and €26 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, transaction-related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5

b/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated

2015

Revenues by customer location	817	2,101	281	1,459	1,499	5,913	1,192	1,013	14,275
Non-current assets (1)	872	193	25	292	43	1,321	60	11	2,817

2014

Revenues by customer location	771	1,929	282	1,342	1,289	5,488	1,009	1,068	13,178
Non-current assets (1)	315	202	24	266	47	1,222	56	11	2,143

2013

Revenues by customer location	798	2,125	361	1,097	1,230	5,986	1,209	1,007	13,813
Non-current assets (1)	280	215	28	213	45	1,137	51	14	1,983

(1)	Represents intangible and tangible assets.

c/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2015, Verizon, AT&T and Sprint represented respectively 15%, 14% and 5% of our revenues (respectively 14%, 11% and 10% in 2014 and 12%, 11% and 10% in 2013).

Note 6 Revenues

(In millions of euros)	2015	2014	2013

Construction contract revenues	2,060	2,314	2,643
Other product revenues	7,743	7,440	6,922
Other service revenues	4,305	3,234	4,087
License revenues	22	22	41
Rental income and other income	145	168	120

TOTAL REVENUES	14,275	13,178	13,813

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7

Note 7 Financial income (loss)

(In millions of euros)	2015	2014	2013

Interest expense related to gross financial debt	(327)	(359)	(462)

Interest income related to cash and marketable securities	58	68	70

Finance costs (net)	(269)	(291)	(392)

Reversal of impairment losses/ (impairment losses) on financial assets	(4)	15	(3)

Net exchange gain (loss)	7	2	(24)

Financial component of pension and post-retirement benefit costs	(121)	(44)	(84)

Capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (1)	131	-	3

Other (2)	(149)	(184)	(210)
Other financial income (loss)	(136)	(211)	(318)

TOTAL FINANCIAL INCOME (LOSS)	(405)	(502)	(710)

(1)	2015: includes €102 million capital gain, corresponding to the revaluation of our historical 51% stake in ALDA Marine and €26 million capital gain on the disposal of our 40% stake in a joint-venture held by Alcatel-Lucent Submarine Networks.

(2)	2015: mainly includes the change in fair value of a put option on specific shares for €21 million, a €25 million loss related to the partial repurchase of our Senior Notes due 2020 and €29 million arising out of the reevaluation to the present value of the liability with Qualcomm under certain license agreements.

2014: mainly includes a €30 million loss related to the partial repurchase of our Senior Notes due 2016 (see Note 24) and a €101 million loss related to the impact of the re-evaluation of our Senior Secured Credit Facility repaid on August 19, 2014 (see Note 24).

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

(In millions of euros)	2015	2014(1)	2013 (1)

Current income tax (expense) benefit	(82)	(61)	(56)

Deferred taxes on temporary differences	3	(6)	43

Deferred taxes recognized/(reversed)	54	394	119

Deferred income tax benefit (expense), net	57	388	162

INCOME TAX BENEFIT (EXPENSE)	(24)	327	106

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

Deferred taxes recognized/(reversed) in 2015 result mainly from a re-assessment of the recoverability of prior-year net operating losses, and of prior-year deductible temporary differences to a lesser extent.

b/ Disclosure of tax effects relating to each component of other comprehensive income

	2015			2014(1)			2013(1)
(In millions of euros)	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax

Financial assets available for sale	2	-	2	8	-	8	11	-	11

Cumulative translation adjustments	417	-	417	544	-	544	(253)	-	(253)

Cash flow hedging	-	-	-	(1)	-	(1)	-	-	-

Actuarial gains (losses)	933	(11)	922	(1,822)	5	(1,817)	1,667	(83)	1,584

Other	-	-	-	-	-	-	-	-	-

OTHER COMPREHENSIVE INCOME	1,352	(11)	1,341	(1,271)	5	(1,266)	1,425	(83)	1,342

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2015	2014(1)	2013 (1)

Income (loss) before income tax and discontinued operations	275	(350)	(1,442)

Corporate income tax rate (France)	38%	38%	38%

Expected tax (charge) benefit	(105)	133	548

Impact on tax (charge) benefit of:

• difference in tax rates (2)	24	35	20

• reduced taxation of certain revenues	9	—	8

• non deductible impairment of assets	(73)(3)	—	(209)

• permanent differences and utilization of previously unrecognized tax losses	215(4)	230	136

• adjustment to prior years’ current tax charge	(23)	(14)	11

• recognition of previously unrecognized deferred tax assets	539(5)	395	162

• deferred tax assets no longer recognized	(73)(6)	7	(76)

• non-recognition of tax losses	(536)(7)	(519)	(506)

• tax credits	19	41	25

• other	(20)	19	(13)

ACTUAL INCOME TAX (CHARGE) BENEFIT	(24)	327	106

Effective tax rate	(8)%	93%	7%

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

(2)	Alcatel-Lucent’s presence in jurisdictions in which tax rates differ from the French statutory tax rate generates the differences in tax amounts.

(3)	Related to the impairment of goodwill of our Submarine division.

(4)	Mainly related to the use of tax losses and tax expiration in the United States.

(5)	Related to the reassessment of the recoverability of our deferred tax assets in the United States (Alcatel-Lucent USA Inc). At year end 2015, based on our improved history of earnings in the United States and our updated five-year business plan (2016-2020), we revised our estimates from a three-year to a five-year tax planning for the recognition of deferred tax assets (loss carry-forwards). As result of the combined effects, we recognized in 2015 an additional €97 million leading to a total amount of €1,526 million as of December 31, 2015. We considered that, on a stand-alone basis, the Group lacks convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized beyond the 5-year horizon. Specifically, that given the Group’s current market share in Wireless and limitation in scale and capacity in the coming 5G, the level of revenue streams from Wireless, which is key to our business in the US, beyond 2020 represents a significant uncertainty.

(6)	Mainly related to impairment of deferred tax assets of Alcatel-Lucent Submarine Networks UK.

(7)	Mainly related to the French tax group.

d/ Deferred tax balances

(In millions of euros) Balances	2015	2014 (1)	2013 (1)

Deferred tax assets:

• deferred tax assets recognizable	13,936	13,758	12,460

• of which not recognized	(11,602)	(11,697)	(10,718)
Net deferred tax assets recognized	2,334	2,061	1,742
Deferred tax liabilities	(946)	(872)	(990)

NET DEFERRED TAX ASSETS (LIABILITIES)	1,388	1,189	752

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

Change during the period

(In millions of euros)	December 31, 2014 (1)	Income tax benefit (expense)	Translation adjustments	Other	December 31, 2015

Deferred tax assets recognized	2,061	24	192	57	2,334

Deferred tax liabilities	(872)	33	(55)	(52)	(946)

NET DEFERRED TAX ASSETS (LIABILITIES)	1,189	57	137	5	1,388

(1)	2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2014 (1)	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2015

Fair value adjustments of tax assets and liabilities resulting from business combinations	(300)	68	(35)	-	(267)

Provisions	265	(17)	5	(3)	250

Pension reserves	1,578	(36)	156	(323)	1,375

Prepaid pensions	(983)	(35)	(79)	4	(1,093)

Property, plant and equipment and intangible assets	588	(174)	47	1	462

Temporary differences arising from other statement of financial position captions	271	(139)	11	18	161

Tax loss carry-forwards and tax credits	11,467	84	560	(9)	12,102

Deferred tax assets (liabilities), gross	12,886	(249)	665	(312)	12,990

Deferred tax assets not recognized	(11,697)	306	(528)	317	(11,602)

NET DEFERRED TAX ASSETS (LIABILITIES)	1,189	57	137	5	1,388

(1)	2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

(In millions of euros) Deferred tax assets recognized	December 31, 2015	December 31, 2014 (1)	December 31, 2013 (1)

Related to the United States	1,870	1,549	1,254

Related to other tax jurisdictions	464	512	488

TOTAL	2,334	2,061	1,742

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2015, December 31, 2014 and December 31, 2013.

e/ Tax losses carried forward and temporary differences

Tax losses carried forward

Total tax losses carried forward represent a potential tax saving of €12,102 million at December 31, 2015 (€11,467 million at December 31, 2014 and €10,618 million at December 31,

2013). The increase of tax losses carried forward between 2015 and 2014 is due to new tax losses (not recognized) of which €523 million arose in the French tax group, partly offset by the use of previously recognized or unrecognized losses mainly in the U.S. tax group for €417 million. Tax losses in Germany for €620 million, previously reported as indefinite, are shown in the table below for 2016. Exchange rate impacts on tax losses between 2015 and 2014 concerning the United States represented an increase of tax losses carried forward of €505 million. The potential tax savings relate to tax losses carried forward that expire as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8

(In millions of euros) Years	Recognized	Unrecognized	Total

2016	39	632	671

2017	136	22	158

2018	152	15	167

2019	275	3	278

2020	147	15	162

2021 and thereafter	880	3,025	3,905

Indefinite	292	6,469	6,761

TOTAL	1,921	10,181	12,102

Temporary differences

(In millions of euros)	Recognized	Unrecognized	Total

At December 31, 2013	263	589	852

At December 31, 2014	(295)	1,714	1,419

At December 31, 2015	(533)	1,421	888

Recognized net taxable temporary differences of €533 million in 2015 mainly related to deferred tax liabilities in respect of pre-paid pensions, purchase price allocation and the equity component of the OCEANE.

Note 9 Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2015, 2014 and 2013 were as follows:

•	In 2015: relates to additional Enterprise carve-out costs.

•	in 2014: on February 6, 2014, Alcatel-Lucent announced that it had received a binding offer from China Huaxin, an existing partner of Alcatel-Lucent’s Alcatel-Lucent Shanghai Bell (ASB) joint venture in China, for 85% of the Enterprise business. After having obtained the requisite approvals, the deal closed on September 30, 2014, with most of the Enterprise business transferred. The transferred Enterprise business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented; and

•	in 2013: settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal.

(In millions of euros) Income statement of discontinued operations	2015	2014	2013

Revenues	5	437	623
Cost of sales	(5)	(222)	(302)
Gross profit	-	216	321
Administrative and selling expenses	(2)	(169)	(203)

Research and development costs	-	(33)	(106)

Income (loss) from operating activities before restructuring costs, litigations, transaction-related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(2)	14	12

Restructuring costs	-	(1)	(20)

Gain/(loss) on disposal of consolidated entities	-	-	-

Post-retirement benefit plan amendments	-	-	2

Income (loss) from operations	(2)	12	(6)

Financial income (loss)	-	(3)	(1)

Income tax (expense) benefit	-	(1)	(2)

Income (loss) from discontinued operations before capital gains (losses)	(2)	8	(9)

Net capital gain (loss) on disposal of discontinued operations	(14)	1	(17)

Capital gain on disposal of Enterprise net of related costs and taxes	-	(58)	-
Capital gain on disposal of Genesys net of related costs and taxes	-	-	1

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(16)	(49)	(25)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9

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

Other assets held for sale are composed of real estate property sales that were in progress at December 31, 2015, 2014 and 2013.

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

(In millions of euros) Statement of financial position	December 31, 2015	December 31, 2014	December 31, 2013

Goodwill	-	-	-

Intangible and tangible assets	-	2	21

Operating working capital (1)	-	13	38

Cash	-	-	-

Pension reserves	-	-	(7)

Other assets and liabilities	(14)	(20)	(13)

Assets and liabilities of disposal groups held for sale	(14)	(5)	39

Assets of disposal groups held for sale (A)	-	20	133

Liabilities related to disposal groups held for sale (B)	(14)	(25)	(94)

Real estate properties and other assets held for sale (C)	39	45	9

Other liabilities held for sale (D)	-	(7)	-

TOTAL ASSETS HELD FOR SALE AND ASSETS INCLUDED IN DISPOSAL GROUPS HELD FOR SALE (A) + (C)	39	65	142

TOTAL LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE (B) + (D)	(14)	(32)	(94)

(1)	As defined in Note 17.

The cash flows of discontinued operations were as follows:

(In millions of euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

Net income (loss) from discontinued operations	(16)	(49)	(25)

Net cash provided (used) by operating activities before changes in working capital	11	11	60

Other net increase (decrease) in net cash provided (used) by operating activities	-	23	5

Net cash provided (used) by operating activities (A)	11	34	65

Capital expenditures (B)	-	(48)	(65)

Free cash flow: (A) + (B)	11	(14)	-

Net cash provided (used) by investing activities excluding capital expenditures (C)	30	119	1

Net cash provided (used) by financing activities (D)	-	65	(15)

TOTAL (A) + (B) + (C) + (D)	41	170	(14)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10

Note 10 Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share for the periods presented:

Number of shares	2015	2014	2013

Number of ordinary shares issued (share capital)	3,036,337,359	2,820,432,270	2,808,554,197

Treasury shares	(40,115,700)	(40,120,327)	(51,894,411)

Number of shares in circulation	2,996,221,659	2,780,311,943	2,756,659,786

Weighting effect of share issues (of which stock options exercised)	(187,611,934)	(3,867,299)	(317,578,166)

Weighting effect of treasury shares	(1,059)	(9,418,294)	(7,912,902)

Weighted average number of shares outstanding - basic number of shares used for calculating basic earnings per share	2,808,608,666	2,767,026,349	2,431,168,718

Dilutive effects:

• Equity plans (stock options, RSU)	44,064,974	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	-	-	-

• Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	-	-	-

• 7.75% convertible trust preferred securities	-	-	-

• 2.875% Series A convertible securities	-	-	-

• 2.875% Series B convertible securities	-	-	-

Weighted average number of shares outstanding - diluted	2,852,673,640	2,767,026,349	2,431,168,718

As our net result was a loss in 2014 and 2013, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

Additionally, convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

(In millions of euros) Net income (loss)	2015	2014 (1)	2013 (1)

Net income (loss) attributable to the equity owners of the parent - basic	206	(107)	(1,371)

Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-	-

Net income (loss) - diluted	206	(107)	(1,371)

(1)	2013 and 2014 amounts are restated to reflect the impacts of the change in accounting treatment (see Note 4).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation because the effect of including these potential shares would be anti-dilutive:

	2015	2014	2013

Equity plans (stock options, RSU)	-	48,335,993	25,156,350

Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-	-

Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	245,905,350	370,378,501	370,379,561

Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	262,378,907	281,999,995	-

7.75% convertible trust preferred securities	-	-	37,557,287

2.875% Series A convertible securities	-	-	-

2.875% Series B convertible securities	-	-	-

Note 11 Goodwill and impairment losses

a/ Goodwill

(In millions of euros)	Net

GOODWILL AT DECEMBER 31, 2012	3,820

Additions	-

Disposals and discontinued operations	-

Changes during goodwill allocation period	-

Impairment losses for the period	(568)

Net effect of exchange rate changes	(99)

Other changes	3

GOODWILL AT DECEMBER 31, 2013	3,156

Additions	10

Disposals and discontinued operations	(222)

Changes during goodwill allocation period	-

Impairment losses for the period	-

Net effect of exchange rate changes	237

Other changes	-

GOODWILL AT DECEMBER 31, 2014	3,181

Additions	9

Disposals and discontinued operations	-

Changes during goodwill allocation period	-

Impairment losses for the period	(193)

Net effect of exchange rate changes	218

Other changes	-

GOODWILL AT DECEMBER 31, 2015	3,215

Main changes accounted for

•	2015: The impairment loss of €193 million was related to Alcatel-Lucent Submarine Networks following an impairment test performed in the third quarter of 2015.
•	2014: The decrease of €222 million was related to the disposal of the Enterprise business. The increase of €10 million was attributable to the acquisition of Optoplan, a Norwegian company; and

•	2013: Impairment losses amounting to €568 million were accounted for during 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

Key assumptions used in determining the recoverable values

The recoverable values of our CGUs are based on key assumptions, which could have a significant impact on our consolidated financial statements. The key assumptions used were as follows:

	2015	2014	2013

Source	Business plan	Business plan Shift plan	Business plan Shift plan

Basis of recoverable amount	Fair value (1) and value in use	Fair value (1)	Fair value (1)

Discount rates (WACC)	9.5%	9.8%	11%

Perpetual growth rates (2)	0% to 2.0%	0% to 2.0%	0% to 2.5%

(1)	Fair value less costs to sell.

(2)	As defined in Note 2c, growth rates used for the cash flow analysis are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values are between +0% and +2.5% depending on the Group’s CGUs.

The methods used to determine recoverable amounts are described in Note 2c.

2015 Annual impairment test

The annual impairment test assumptions that were used were derived from our 5-year Business Plan.

As a result of the 2015 annual impairment test, no impairment loss on goodwill was accounted for. As a result of a selective impairment test performed during the third quarter of 2015, a €193 million impairment loss on goodwill pertaining to our Submarine CGU was recognized.

In those cash generating units (Note 1g) in which there is significant goodwill, data and specific assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros)	Net carrying amount of goodwill as of December 31, 2015	Difference between recoverable value (A) and carrying value of the net assets (B) (A) – (B)	Perpetual Growth rate

IP Routing	903	4,762	1.5%

Fixed Networks	758	2,157	1.0%

Submarine	422	31	1.5%

IP Platform	588	1,132	1.0%

IP Transport	323	416	1.5%

Other CGUs	221		0% to 2.0%

TOTAL NET	3,215

Sensitivity analysis

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2015 recoverable value of all CGUs or groups of CGUs that include goodwill and intangible assets by €606 million and €681 million, respectively. An increase of 0.5% in the discount rate would have led to no impairment loss.

Holding all other assumptions constant related to our Submarine CGU:

•	an increase in the discount rate of 0.7% would have led to the recoverable values being equal to the carrying amount;

•	a 0.5% decrease in the perpetual growth rate would have decreased the recoverable values by €10 million; and

•	a 5% increase or decrease in the normative free cash-flow would have increased or decreased the recoverable value by €10 million.

Selective impairment test of Alcatel-Lucent Submarine Network as of September 30, 2015

In the wake of our decision to retain Alcatel-Lucent Submarine Networks as a wholly-owned subsidiary and terminate the sale process that had been initiated, in Q3 2015 we performed an impairment test of our Submarine cash generating unit taking into account all relevant circumstances. This impairment test resulted in a €193 million impairment of goodwill with a corresponding charge.

The recoverable value of our Submarine cash generating unit, included in our Core reporting segment, was assessed according to the fair value less costs to sell methodology. The following key assumptions were used:

•	updated business plan, mostly in relation with a revised normative year reflecting high cyclicality of the Submarine business;

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

•	discount rate of 9.8% (after tax); and

•	perpetual growth rate of 1.5%, compared to 2% used for the 2014 annual impairment test.

2014 Annual impairment test

The 2014 annual impairment test of goodwill did not result in any impairment loss. The annual impairment test assumptions that were used were derived from The Shift Plan. Significant development of our Wavelength-Division Multiplexing (WDM) revenues for Optical Products was also used as a key assumption for IP Transport.

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

b/ Impairment losses

2015 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total Group

Impairment losses on goodwill	(193)	-	-	-	(193)
Impairment losses on capitalized development costs	-	-	-	-	-
Impairment losses on other intangible assets	-	-	-	-	-
Impairment losses on property, plant and equipment	-	-	-	-	-

Total - Net	(193)	-	-	-	(193)

of which reversal of impairment losses	-	-	-	-	-

2014 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total Group

Impairment losses on goodwill	-	-	-	-	-

Impairment losses on capitalized development costs	-	-	-	-	-

Impairment losses on other intangible assets	-	-	-	-	-

Impairment losses on property, plant and equipment	-	-	-	-	-

Total - Net	-	-	-	-	-

of which reversal of impairment losses	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

2013 (In millions of euros)	Core Networking	Access	Other	Not allocated	Total Group

Impairment losses on goodwill	-	(568)	-	-	(568)

Impairment losses on capitalized development costs	-	-	-	-	-

Impairment losses on other intangible assets	-	4	-	-	4
Impairment losses on property, plant and equipment	-	18	-	(2)	16

Total - Net	-	(546)	-	(2)	(548)

of which reversal of impairment losses	-	22	-	-	22

Note 12 Intangible assets

a/ Intangible assets

(In millions of euros)	Capitalized development costs	Other intangible assets	Total

At December 31, 2013
At cost or valuation	2,380	5,358	7,738

Amortization and impairment	(2,002)	(4,735)	(6,737)

NET BOOK VALUE	378	623	1,001

At December 31, 2014
At cost or valuation	2,370	6,048	8,418
Amortization and impairment	(2,041)	(5,366)	(7,407)

NET BOOK VALUE	329	682	1,011

At December 31, 2015
At cost or valuation	2,630	7,061	9,691
Amortization and impairment	(2,239)	(6,017)	(8,256)

NET BOOK VALUE	391	1,044	1,435

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12

b/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total

AT DECEMBER 31, 2012	421	754	1,175

Capitalization	189	32	221

Additions	-	7	7

Amortization	(223)	(148)	(371)

Impairment losses	-	4	4

Assets held for sale, discontinued operations and disposals	-	(2)	(2)

Net effect of exchange rate changes	(9)	(27)	(36)
Other changes	-	3	3

AT DECEMBER 31, 2013	378	623	1,001

Capitalization	162	73	235

Additions	-	5	5

Amortization	(164)	(97)	(261)

Impairment losses	-	-	-

Assets held for sale, discontinued operations and disposals	(77)	(3)	(80)

Net effect of exchange rate changes	30	74	104
Other changes	-	7	7

AT DECEMBER 31, 2014	329	682	1,011

Capitalization	203	55	258

Additions(1)	-	354	354

Amortization	(172)	(113)	(285)

Impairment losses	-	-	-

Assets held for sale, discontinued operations and disposals	-	2	2

Net effect of exchange rate changes	25	69	94
Other changes	6	(5)	1

AT DECEMBER 31, 2015	391	1,044	1,435

(1)	On April 1, 2015, we terminated certain existing license agreements and entered into two new license agreements with Qualcomm for an amount of €335 million, corresponding to the discounted amount of the quarterly payments, accounted for as intangible assets.

Note 13 Property, plant and equipment

a/ Property, plant and equipment

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total

At December 31, 2013
At cost or valuation	90	931	2,716	768	4,505
Amortization and impairment	(10)	(558)	(2,277)	(585)	(3,430)

NET BOOK VALUE	80	373	439	183	1,075

At December 31, 2014
At cost or valuation	88	943	2,867	709	4,607
Amortization and impairment	(11)	(545)	(2,362)	(557)	(3,475)

NET BOOK VALUE	77	398	505	152	1,132

At December 31, 2015
At cost or valuation	79	1,247	3,027	728	5,081
Amortization and impairment	(12)	(616)	(2,507)	(564)	(3,699)

NET BOOK VALUE	67	631	520	164	1,382

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13

b/ Changes in property, plant and equipment, net

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total

AT DECEMBER 31, 2012	107	427	456	143	1,133

Additions	-	13	90	220	323

Amortization charge	(1)	(51)	(206)	(37)	(295)

Impairment losses (1)	(4)	-	(1)	-	(5)

Reversals of impairment losses (1)	4	2	12	-	18

Assets held for sale, discontinued operations and disposals	(28)	(15)	(8)	-	(51)

Changes in consolidated group	-	-	-	(2)	(2)

Net effect of exchange rate changes	(4)	(13)	(13)	(5)	(35)
Other changes	6	10	109	(136)	(11)

AT DECEMBER 31, 2013	80	373	439	183	1,075

Additions	-	32	96	199	327

Amortization charge	(1)	(49)	(208)	(36)	(294)

Impairment losses (1)	-	-	-	-	-

Reversals of impairment losses (1)	-	-	-	-	-

Assets held for sale, discontinued operations and disposals	(9)	(20)	(20)	(11)	(60)

Changes in consolidated group	-	-	-	-	-

Net effect of exchange rate changes	9	33	35	7	84
Other changes	(2)	29	163	(190)	-

AT DECEMBER 31, 2014	77	398	505	152	1,132

Additions	-	24	87	213	324

Amortization charge	(1)	(59)	(232)	(38)	(330)

Impairment losses (1)	-	-	-	-	-

Reversals of impairment losses (1)	-	-	-	-	-

Assets held for sale, discontinued operations and disposals	(19)	9	56	(2)	44

Changes in consolidated group	-	223	(1)	(1)	221

Net effect of exchange rate changes	7	30	27	8	72
Other changes	3	5	80	(168)	(80)

AT DECEMBER 31, 2015	67	631	520	164	1,382

(1)	Refer to Note 11b.

c/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €41 million at December 31, 2015 (€45 million at December 31, 2014 and €51 million at

December 31, 2013). Such finance leases relate primarily to IS/IT equipment sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 28).

Future minimum lease payments under non-cancellable finance leases are shown in Note 28a - Off balance sheet commitments.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14

Note 14 Investments in associates, joint ventures and interests in subsidiaries

a/ Investments in associates and joint ventures

	Value
(In millions of euros)	2015	2014	2013

Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9	9

Alda Marine (1)	-	16	13

AMIRIB (1)	-	12	7

Tetron	10	8	5

Other (less than €5 million each)	1	6	1

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	20	51	35

(1)	Alda Marine and AMIRIB have been fully consolidated since March 18, 2015 (see note 3).

b/ Change in investments in associates and joint ventures

(In millions of euros)	2015	2014	2013

Carrying amount at January 1	51	35	29

Change in equity affiliates accounted for under the equity method (1)	(34)	-	-

Share of net income (loss)	2	15	7

Net effect of exchange rate changes	1	1	-

Other changes	-	-	(1)

CARRYING AMOUNT AT DECEMBER 31	20	51	35

(1)	Relates to the full consolidation of Alda Marine (see note 3).

c/ Summarized financial information for associates and joint ventures

Aggregated financial information for associates and joint ventures as if those entities were consolidated at 100%:

(In millions of euros)	2015	2014	2013

Total assets	230	305	234

Liabilities (excluding equity)	177	186	148

Equity	53	119	86

Revenues	63	118	107

Net income (loss) attributable to equity owners of the parent	(3)	24	19

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14

(In millions of euros)		Of which Alcatel-Lucent Shanghai Bell Group
	Non - controlling interests	Net contribution	Eliminations	Before intragroup eliminations

BALANCE AT DECEMBER 31, 2012	745	666	-	-

Non-controlling interests in 2013 income	10	2	(4)	6

Other changes (1)	(25)	(13)	-	-

BALANCE AT DECEMBER 31, 2013	730	655	-	-

Non-controlling interests in 2014 income	35	18	5	13

Other changes (1)	68	75	-	-

BALANCE AT DECEMBER 31, 2014	833	748	-	-

Non-controlling interests in 2015 income	29	16	1	15

Other changes (1)	42	53	-	-

BALANCE AT DECEMBER 31, 2015	904	816	-	-

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests, dividends paid and the currency translation impact.

Alcatel-Lucent Shanghai Bell Group - Summarized financial information

(In millions of euros)	2015
Amounts before intragroup eliminations		2014	2013

Income statement

Revenues	2,486	2,949	2,130

Income (loss) from operations	4	35	(8)

Net Income (loss)	30	26	3

Attributable to:

● Equity owners of the parent	15	13	(3)

● Non-controlling interests	15	13	6

Statement of financial position

Non-current assets	552	517	430

Non-current liabilities	(35)	(127)	(115)

Operating working capital (1)	(214)	76	(10)

Cash and cash equivalents (2) (4)	1,648	1,217	1,139

Financial debt	(134)	(142)	(44)

Statement of cash flows

Net cash provided (used) by operating activities	446	(30)	101

Free cash flow (3)	351	(139)	19

Net cash provided (used) by investing activities	(137)	28	(28)

Net cash provided (used) by financing activities	8	83	(76)

Of which dividends paid to non-controlling interests	-	-	-

(1)	As defined in Note 17.
(2)	As defined in Note 24.
(3)	As defined in Note 27b.
(4)	Includes €1,505 million cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2015 (€988 million as of December 31, 2014 and €652 million as of December 31, 2013).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15

Note 15 Financial assets

	December 31, 2015			December 31, 2014			December 31, 2013

(In millions of euros)	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total

Financial assets available for sale	228	159	387	226	167	393	172	158	330

Financial assets at fair value through profit or loss	103	1,467	1,570	100	1,505	1,605	91	2,101	2,192

Financial assets at amortized cost (3)	30	-	30	80	-	80	59	-	59

TOTAL	361	1,626	1,987	406	1,672	2,078	322	2,259	2,581

(1)	Of which €18 million matures within one year as of December 31, 2015 (€22 million as of December 31, 2014 and €22 million as of December 31, 2013).

(2)	All of which is current as of December 31, 2015, 2014 and 2013.

(3)	Of which €32 million relates to a loan to the former Enterprise business as of December 31, 2014, reimbursed in 2015. The loans to Alda Marine and AMIRIB that represented €7 million as of December 31, 2013 and €24 million as of December 31, 2012 respectively were reimbursed in 2014.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain of €50 million as of December 31, 2015 that was booked directly in equity (€48 million as of December 31, 2014 and €40 million as of December 31, 2013).

a/ Financial assets available for sale

	December 31, 2015			December 31, 2014			December 31, 2013

(In millions of euros)	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total

NET CARRYING AMOUNT AT JANUARY 1	226	167	393	172	158	330	181	146	327

Additions/(disposals)	(3)	(10)	(13)	43	-	43	(3)	-	(3)

Fair value changes	(1)	2	1	(1)	9	8	(1)	12	11

Impairment losses (1)	(1)	-	(1)	(1)	-	(1)	(1)	-	(1)

Change in consolidated group	-	-	-	-	-	-	-	-	-

Other changes	7	-	7	13	-	13	(4)	-	(4)

NET CARRYING AMOUNT AT DECEMBER 31	228	159	387	226	167	393	172	158	330

Of which:

• at fair value (2)	8	159	167	9	167	176	7	158	165

• at cost	220	-	220	217	-	217	165	-	165

(1)	Included in the amounts reported in Note 11b.

(2)	Fair value hierarchy is presented in Note 1q-ii and Note 26c.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros) Fair value changes:	2015	2014	2013

Fair value changes recognized directly in other comprehensive income	2	8	11

Changes resulting from gains (losses) previously recognized in other comprehensive income now recognized in net income (loss) due to disposals	-	-	-

TOTAL	2	8	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2015	2014	2013

Net carrying amount at January 1	1,605	2,192	1,480

Additions/(disposals)	(63)	(626)	715

Fair value changes	-	6	6

Other changes (CTA revaluation)	28	33	(9)

NET CARRYING AMOUNT AT DECEMBER 31	1,570	1,605	2,192

c/ Financial assets at amortized cost

(In millions of euros)	2015	2014	2013

Net carrying amount at January 1	80	59	62

Additions/(disposals)	(45)	23	(16)

Impairment losses (1)	(2)	16	(2)

Change in consolidated group	-	-	-

Other changes (reclassifications)	(3)	(18)	15

NET CARRYING AMOUNT AT DECEMBER 31	30	80	59

(1)	Included in the amounts reported in Note 11b.

Note 16 Cash and cash equivalents

Cash and Cash Equivalents

(In millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013

Cash	3,355	2,399	2,473

Cash equivalents	1,550	1,479	1,623

Of which money market mutual funds	1,170	1,096	1,476

Of which Other (certificates of deposit, treasury bills, etc)	380	383	147
Cash and Cash Equivalents - excluding discontinued operations	4,905	3,878	4,096
Cash in discontinued operations	-	-	-

CASH AND CASH EQUIVALENTS - INCLUDING DISCONTINUED OPERATIONS	4,905	3,878	4,096

As of December 31, 2015, €1,505 million of cash and cash equivalents were held in countries subject to exchange control restrictions (mainly China) (€1,019 million as of December 31, 2014 and €756 million as of December 31, 2013).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17

Note 17 Operating working capital

a/ Operating working capital

Operating working capital represents the working capital resulting from current operating assets and liabilities, as presented below. We define operating working capital by excluding other current assets and other current liabilities from working capital.

(In millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013

Inventories and work in progress, net	1,600	1,971	1,935
Trade receivables and other receivables, net (1)	2,535	2,528	2,482
Advances and progress payments, net	45	43	46
Customers’ deposits and advances	(794)	(810)	(681)
Trade payables and other payables	(3,578)	(3,571)	(3,518)

OPERATING WORKING CAPITAL, NET	(192)	161	264

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

(In millions of euros)	December 31, 2014	Cash flow	Change in consolidated group (1)	Translation adjustments and other	December 31, 2015

Inventories and work in progress	2,366	(342)	10	(41)	1,993
Trade receivables and other receivables (2)	2,721	(93)	7	68	2,703
Advances and progress payments	43	(5)	4	3	45
Customers’ deposits and advances	(810)	53	-	(37)	(794)

Trade payables and other payables	(3,571)	227	(2)	(232)	(3,578)

Operating working capital, gross	749	(160)	19	(239)	369

Cumulated valuation allowances	(588)	-	(3)	30	(561)

OPERATING WORKING CAPITAL, NET	161	(160)	16	(209)	(192)

(1)	Mainly related to the Enterprise business that was reclassified to “Discontinued operations” as of December 31, 2013 (see Note 9).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 20.

b/ Amounts due from / to customers on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2015	December 31, 2014	December 31, 2013

Amounts due from customers on construction contracts	382	613	757
Amounts due to customers on construction contracts	(75)	(96)	(82)

TOTAL	307	517	675

Work in progress on construction contracts, gross	314	499	487
Work in progress on construction contracts, depreciation	(3)	(7)	(2)
Accrued receivables on construction contracts	87	117	270
Product sales reserves—construction contracts	(91)	(92)	(80)

TOTAL	308	517	675

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18

Note 18 Inventories and work in progress

a/ Analysis of net value

(In millions of euros)	2015	2014	2013

Raw materials and goods	184	231	265
Work in progress excluding construction contracts	728	842	817
Work in progress on construction contracts, gross	314	499	487

Finished products	767	794	761
Gross value	1,993	2,366	2,330
Valuation allowance	(393)	(395)	(395)

TOTAL, NET	1,600	1,971	1,935

b/ Change in valuation allowance

(In millions of euros)	2015	2014	2013

At January 1	(395)	(395)	(448)
(Additions)/ reversals	(144)	(139)	(106)
Utilization	28	54	45
Changes in consolidated group	(3)	9	9
Net effect of exchange rate changes and other changes	121	76	105

AT DECEMBER 31	(393)	(395)	(395)

Note 19 Trade receivables and related accounts

a/ Trade receivables and other receivables, net

(In millions of euros)	2015	2014	2013

Receivables bearing interest	5	1	5
Other trade receivables	2,698	2,720	2,634
Gross value	2,703	2,721	2,639

Accumulated impairment losses	(168)	(193)	(157)

TOTAL, NET	2,535	2,528	2,482

Of which due after one year on the net value	99	108	39

b/ Customers’ deposits and advances

(In millions of euros)	2015	2014	2013

Advance payments received on construction contracts	63	57	68

Other deposits and advances received from customers	731	753	613

TOTAL CUSTOMERS’ DEPOSITS AND ADVANCES	794	810	681

Of which:

• portion due within one year	742	767	640

• portion due after one year	52	43	41

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20

Note 20 Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013

Outstanding amounts of receivables sold without recourse (1)	1,978	1,678	1,343

(1)	Without recourse in case of payment default by the debtor. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	2015	2014	2013

Impact on cash flows from operating activities	300	335	232

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

These receivables represented an amount of €230 million as of December 31, 2015 (€233 million as of December 31, 2014 and €248 million as of December 31, 2013) included in our financial debt (other financial debt).

Note 21 Other assets and liabilities

(In millions of euros) Other assets	December 31, 2015	December 31, 2014	December 31, 2013
Other current assets	778	877	751

Other non-current assets	509	429	413

TOTAL	1,287	1,306	1,164

Of which:

• Currency derivatives	174	149	18

• Interest-rate derivatives - hedging	4	2	11

• Interest-rate derivatives - other	-	-	-

• Commodities derivatives	-	-	-

• Other tax receivables	716	730	747

• Other current and non-current assets	393	425	388

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21

(In millions of euros) Other liabilities	December 31, 2015	December 31, 2014	December 31, 2013

Other current liabilities	(1,789)	(1,429)	(1,237)

Other non-current liabilities	(561)	(175)	(188)

TOTAL	(2,350)	(1,604)	(1,425)

Of which:

• Currency derivatives	(108)	(51)	(54)

• Interest-rate derivatives - hedging	-	-	(21)

• Interest-rate derivatives - other	(11)	(9)	-

• Commodities derivatives	-	-	-

• Other tax payables (1)	(434)	(352)	(287)

• Accrued wages and social charges	(1,092)	(850)	(794)

• Other current and non-current liabilities	(705)	(343)	(269)

(1)	As of December 31, 2015 and 2014, €131 million and €64 million, respectively, of VAT that was due to the French tax administration had not been declared. A provision for late payment interests was recorded as of December 31, 2015 for €6 million.

Note 22 Equity

a/ Capital stock and additional paid-in capital

At December 31, 2015, the capital stock consisted of 3,036,337,359 ordinary shares of nominal value €0.05 (of 2,820,432,270 ordinary shares of nominal value €0.05 at December 31, 2014 and 2,808,554,197 ordinary shares of nominal value €0.05 at December 31, 2013).

During 2015, increases in capital stock and additional paid-in capital amounted to €374 million. These net increases resulted from the following transactions:

•	issuance of 42,831,440 shares for €82 million, mainly as a result of the exercise of stock options and the vesting of performance shares (including additional paid-in capital of €80 million);

•	conversion of the outstanding OCEANE due 2018 into 147,958,658 Alcatel-Lucent shares generating a capital increase of €211 million (including additional paid-in capital of €204 million);

•	conversion of the outstanding OCEANE due 2019 into 15,220,628 Alcatel-Lucent shares generating a capital increase of €49 million (including additional paid-in capital of €48 million); and

•	conversion of the outstanding OCEANE due 2020 into 9,894,363 Alcatel-Lucent shares generating a capital increase of €32 million (including additional paid-in capital of €31 million).

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2015	2014	2013

Compensation expense for share-based payments	30	23	27
Of which equity settled (1)	26	16	19

Of which cash settled (2)	4	7	8

(1)	Of which €11 million corresponding to a retention plan classified in “Transaction-related costs” of the income statement.

(2)	Includes grants of phantom shares and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

The reserve for cash settled instruments is €14 million at December 31, 2015 (€12 million at December 31, 2014 and €6 million at December 31, 2013).

Stock options

Details of stock options at December 31, 2015 are as follows:

Grant date	Exercise period	Exercise price (1)	Number of stock options granted (1)	Number of outstanding stock options (1)	Number of vested stock options (1)

3/25/08	3/25/09 to 3/24/16	€3.596	49,601,042	18,024,133	18,024,133

7/1/08	7/1/09 to 6/30/16	€4.164	229,515	69,703	69,703

12/31/08	12/31/09 to 12/30/16	€1.893	2,099,746	26,686	26,686

3/18/09	3/18/10 to 3/17/17	€1.893	54,344,640	15,359,749	15,359,749

7/1/09	7/1/10 to 6/30/17	€1.893	458,597	15,370	15,370

10/1/09	10/1/10 to 9/30/17	€2.744	287,390	27,479	27,479

12/1/09	12/1/10 to 11/30/17	€2.366	110,985	19,024	19,024

3/17/10	3/17/11 to 3/16/18	€2.271	19,492,023	3,055,705	3,055,705

7/1/10	7/1/11 to 6/30/18	€2.082	739,569	23,781	23,781

10/1/10	10/1/11 to 9/30/18	€2.176	892,366	259,968	259,968

12/9/10	12/9/11 to 12/8/18	€2.082	130,655	21,667	21,667

3/1/11	3/1/12 to 2/28/19	€3.028	635,597	86,488	86,488

3/16/11	3/16/12 to 3/15/19	€3.501	11,738,649	5,582,778	5,582,778

6/1/11	6/1/12 to 5/31/19	€3.974	427,713	151,175	151,175

9/1/11	9/1/12 to 8/31/19	€2.366	178,297	71,670	71,670

12/1/11	12/1/12 to 11/30/19	€1.893	152,467	42,808	42,808

3/14/12	3/14/13 to 3/13/20	€1.893	11,286,981	4,415,051	2,763,011

8/13/12	8/13/13 to 8/12/20	€1.893	399,202	76,101	51,784

12/17/12	12/17/13 to 12/16/20	€1.893	99,628	24,581	17,438

7/12/13	7/12/14 to 7/11/21	€1.419	23,655,950	12,283,090	3,078,771

(1)	Values have been updated to reflect the capital increase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Conditions of settlement

All stock options granted by historical Alcatel or historical Lucent (each prior to the business combination) or Alcatel-Lucent are exclusively settled in shares, except those for which the vesting will be accelerated contingent upon success of the offer as further described in Note 3 above.

For those Alcatel-Lucent stock options that are remain outstanding after the Nokia Offer, the options will be settled in Nokia shares and will remain subject to the following vesting conditions.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Number of options and exercise prices

Information on the number of stock options and exercise prices is presented below:

	All plans
	Number of stock options	Weighted average exercise price (in euros)

At January 1, 2012	175,879,780	5.58

Granted	11,255,155	2.00

Exercised	(46,596)	0.76

Forfeited	(10,926,218)	4.91

Expired	(12,437,061)	13.20

AT DECEMBER 31, 2012	163,725,060	4.80

Granted until December 9, 2013	22,417,900	1.50

Exercised until December 9, 2013	(5,396,922)	2.06

Forfeited until December 9, 2013	(18,274,115)	4.46

Expired until December 9, 2013	(12,636,462)	9.76

AT DECEMBER 9, 2013 BEFORE CAPITAL INCREASE	149,835,461	4.03

Capital increase effect	8,553,374	(0.22)

AT DECEMBER 9, 2013 AFTER CAPITAL INCREASE	158,388,835	3.81

Exercised from December 10, 2013 to December 31, 2013	(2,537,051)	1.97

Forfeited from December 10, 2013 to December 31, 2013	(1,693,337)	4.68

Expired from December 10, 2013 to December 31, 2013	(1,422)	1.19

AT DECEMBER 31, 2013	154,157,025	3.83

Exercised	(7,500,665)	1.96

Forfeited	(12,631,995)	3.91

Expired	(9,568,388)	10.99

OUTSTANDING AT DECEMBER 31, 2014	124,455,977	3.38

Exercised	(38,595,366)	2.13

Forfeited	(6,295,635)	2.98

Expired	(19,927,969)	8.61

OUTSTANDING AT DECEMBER 31, 2015	59,637,007	2.49

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

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

Performance shares

Conditions of settlement

Performance shares granted by Alcatel-Lucent will be settled in cash upon closing of the Nokia Offer for those employees who agreed to tender their shares into the offer in exchange for the Company waiving the service and performance conditions of such performance shares. Otherwise, performance shares will be settled according to a liquidity agreement.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

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

Vesting conditions for Performance Shares granted in 2014 and 2015

•	service condition: 50% of the performance shares vest at the end of a two-year vesting period and the remaining 50% vest at the end of a four-year period; and

•	performance condition: it is based on the Alcatel-Lucent share price measured over a two-year period and a four year period against a representative sample of 10 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s share price performance compared to the share price performance median among the following group: ADTRAN, Amdocs, Arris, Ciena, Cisco, CommScope, Ericsson, Juniper, Nokia and ZTE. This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. Each period counts for 50% of the rights granted.

–	tranche 1: two-year period from year 1 to 2: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the first tranche,

–	tranche 2: four-year period from year 1 to 4: depending on Alcatel–Lucent’s share price performance, a coefficient ranging from 0 to 100%, based on the Alcatel-Lucent share price performance compared with the median of the sample group, is used to calculate the number of shares vested during the second tranche. For purposes of determining the final number of performance shares vested at the end of the vesting period, a minimum condition is considered: if the Alcatel-Lucent share performance is below 60% of the sample group, no rights are vested even those that could have been acquired at the end of the Tranche 1 period. Also, if the level of realization of the performance condition at the end of Tranche 2 is superior to the one at the end of Tranche 1, the level of realization of the performance condition at the end of Tranche 2 shall apply to the whole vesting of performance shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Number of performance shares granted and changes in number of performance shares

The change in number of performance shares is shown below:

(In number of performance shares) Grant date	03/18/09	03/17/10	03/16/11	03/14/12	07/12/13	09/15/14	07/29/15

OUTSTANDING AT DECEMBER 31, 2012	5,222,867	5,448,012	9,245,341	10,289,863	-	-	-

Granted until December 9, 2013	-	-	-	-	2,368,500	-	-
Acquired until December 9, 2013	(1,880,603)	(3,716)	(988,790)	(10,350)	-	-	-
Forfeited until December 9, 2013	(3,342,264)	(17,496)	(1,085,897)	(1,227,938)	-	-	-

AT DECEMBER 9, 2013 BEFORE CAPITAL INCREASE	-	5,426,800	7,170,654	9,051,575	2,368,500	-	-

Capital increase effect	-	312,876	410,201	517,299	134,497	-	-

At December 9, 2013 after capital increase	-	5,739,676	7,580,855	9,568,874	2,502,997	-	-

Acquired from December 10, 2013 to December 31, 2013	-	-	-	-	-	-	-
Forfeited from December 10, 2013 to December 31, 2013	-	(2,617)	(1,639)	(194,254)	(84,544)	-	-

OUTSTANDING AT DECEMBER 31, 2013	-	5,737,059	7,579,216	9,374,620	2,418,453	-	-

Granted	-	-	-	-	-	10,466,473	-
Acquired	-	(2,393,947)	(1,797)	(2,041,408)	-	-	-
Forfeited	-	(3,343,112)	(13,022)	(364,375)	(126,813)	(96,865)	-

OUTSTANDING AT DECEMBER 31, 2014	-	-	7,564,397	6,968,837	2,291,640	10,369,608	-

Granted	-	-	-	-	-	-	9,807,615
Acquired	-	-	(3,771,623)	(4,598)	(464,977)	-	-
Forfeited	-	-	(3,792,774)	(22,781)	(314,921)	(666,628)	-

OUTSTANDING AT DECEMBER 31, 2015	-	-	-	6,941,458	1,511,742	9,702,980	9,807,615

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

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

•	March 18, 2009 plan: fair value of €1.19;

•	March 17, 2010 plan: fair value of €2.40;

•	March 16, 2011 plan: fair value of €3.05;

•	March 14, 2012 plan: fair value of €1.41;

•	July 12, 2013 plan: fair value of €1.09;

•	September 15, 2014 plan: fair value of €1.82; and

•	July 29, 2015 plan: faire value of €2.61€.

c/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, which was renewed at the shareholders’ annual general meeting held on May 7, 2013, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2015 (no shares were purchased in 2014 or 2013).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,084 million at December 31, 2015 (€1,084 million at December 31, 2014 and €1,428 million at December 31, 2013). They are deducted at cost from equity.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €55 million for 2015 (€58 million for 2014 and €103 million for 2013).

Defined benefit plans

The pension and other post-employment benefits for the countries described below represent 99% of our benefit obligation at December 31, 2015.

79% of our total defined benefit obligation relates to retirees. Therefore, our plans are very mature and sensitive to mortality risk and discount rate changes. If life expectancy increased by one year, the benefit obligation at December 31, 2015 would increase from €(27,370) million to €(28,414) million. Also, a 50 basis point increase or decrease in the discount rate would decrease or increase the benefit obligation at December 31, 2015 by €1,311 million and €1,440 million, respectively.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1j.

United States of America

For U.S. employees of the former Lucent group, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and group life insurance coverage. These pension plans feature traditional service-based programs, as well as a cash balance program. The legacy Lucent cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998; however, no employees were transitioned from the traditional program to the cash balance program. Additionally, participants in the legacy Lucent cash balance program are not eligible to receive company-paid post-retirement health and group life insurance coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive company-paid post-retirement group life insurance and health care benefits. Starting January 1, 2008, the defined benefit pension plan for U.S. management employees no longer accepted new entrants. On October 21, 2009, Alcatel-Lucent USA Inc. froze both the defined benefit pension plan for U.S. management employees and the U.S. supplemental pension plan effective January 1, 2010. For participants in this plan who continued to work for the Group, no additional benefits accrued based on years of service or compensation earned after December 31, 2009. Starting January 1, 2014, the Group adopted a new cash balance program for U.S. management employees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

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

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2015, 2014 and 2013 are as follows (the rates indicated are weighted average rates):

	2015	2014	2012

Discount rate	3.56%	3.31%	4.07%

Future salary increases	2.49%	2.56%	3.36%
Post-retirement cost trend rate	6.00% to 4.90%	6.60% to 4.90%	5.90% to 4.90%

The above rates are broken down by geographical segment as follows for 2015, 2014 and 2013:

	2015		2014		2013
	Discount rate	Future salary increases	Discount rate	Future salary increases	Discount rate	Future salary increases
France	2.00%	2.00%	1.75%	1.99%	3.25%	2.00%

Belgium	2.00%	3.00%	1.75%	3.00%	3.25%	3.25%

United Kingdom	3.75%	4.50%	3.42%	4.27%	4.50%	4.56%

Germany	2.00%	3.00%	1.75%	3.00%	3.25%	3.00%

Rest of Europe	1.57%	0.43%	1.48%	0.35%	2.94%	2.45%

United States of America	3.78%	2.11%	3.49%	2.12%	4.53%	2.67%

Other	4.04%	3.72%	4.35%	3.92%	5.63%	4.22%

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

(In millions of euros)	2015	2014	2013

Service cost and prior service cost	(112)	(100)	(68)

Interest cost on the benefit obligation	(1,067)	(1,026)	(927)

Interest income on plan assets net of administrative expense	989	1,037	886

Interest cost on unrecognized surplus	(43)	(55)	(43)

Effect of curtailments and settlements	(69)	(44)	(19)

Plan amendments	396	112	133

NET PERIODIC BENEFIT (COST)	94	(76)	(38)

Of which:
• Recognized in Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(112)	(99)	(68)
• Recognized in restructuring costs	(69)	(44)	(19)
• Post-retirement benefit plan amendments	396	112	133
• Recognized in other financial income (loss)	(121)	(44)	(84)
• Recognized in income (loss) from discontinued operations	-	(1)	-

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2015	2014	2013

Change in benefit obligation

Benefit obligation at January 1	(31,570)	(25,398)	(30,104)

Service cost	(112)	(100)	(68)

Interest cost on the benefit obligation	(1,067)	(1,026)	(927)

Plan participants’ contributions	(151)	(138)	(150)

Amendments	(23)	112	133

Business combinations	-	-	(8)

Disposals	6	46	7

Curtailments	(12)	(14)	6

Settlements	5,184	43	28

Special termination benefits	(57)	(29)	(24)

Actuarial gains and (losses) due to changes in financial assumptions	896	(2,276)	2,092

Actuarial gains and (losses) due to changes in demographic assumptions	184	(1,905)	(29)

Actuarial gains and (losses) - Other	(187)	(10)	221

Benefits paid from plan assets	2,614	2,304	2,329

Benefits paid from the employer	60	73	86

Medicare Part D Subsidy	(20)	-	(19)

Foreign currency translation and other	(3,116)	(3,252)	1,029

Benefit obligation at December 31	(27,370)	(31,570)	(25,398)

Benefit obligation excluding effect of future salary increases	(27,136)	(31,331)	(25,148)

Effect of future salary increases	(234)	(239)	(250)

BENEFIT OBLIGATION	(27,370)	(31,570)	(25,398)

Pertaining to retirement plans	(24,127)	(28,583)	(22,766)

Pertaining to other post-employment plans	(3,243)	(2,987)	(2,632)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

(In millions of euros)	2015	2014	2013

Change in plan assets

Fair value of plan assets at January 1	30,220	25,944	28,796

Interest income on plan assets net of administrative expense	989	1,037	886

Actuarial gains and (losses)	(982)	2,113	(596)

Employers’ contributions	82	118	120

Plan participants’ contributions	151	138	150

Amendments	-	-	-

Business combinations	-	-	-

Disposals	-	(6)	-

Curtailments	-	-	-

Settlements	(4,765)	(42)	(27)

Benefits paid/Special termination benefits	(2,614)	(2,304)	(2,329)

Foreign currency translation and other	(3,022)	3,222	(1,056)

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	26,099	30,220	25,944

(In millions of euros)	2015	2014	2013

Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)

Unrecognized surplus at January 1	(1,177)	(1,250)	(1,233)

Interest cost on unrecognized surplus	(43)	(55)	(43)

Change in the unrecognized surplus	1,023	256	(21)

Foreign currency translation	(103)	(128)	47

UNRECOGNIZED SURPLUS AT DECEMBER 31	(300)	(1,177)	(1,250)

(In millions of euros)	2015	2014	2013

Present value of defined benefit obligations that are wholly or partly funded	(25,893)	(29,971)	(23,979)

Fair value of plan assets	26,099	30,220	25,944

Funded (unfunded) status of defined benefit obligations that are wholly or partly funded	206	249	1,965

Present value of defined benefit obligations that are wholly unfunded	(1,477)	(1,599)	(1,419)

(Unfunded) / funded status	(1,271)	(1,350)	546

Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(300)	(1,177)	(1,250)

NET AMOUNT RECOGNIZED	(1,571)	(2,527)	(704)

Of which:
• prepaid pension costs	2,935	2,636	3,150
• pensions, retirement indemnities and other post-retirement benefit obligations	(4,506)	(5,163)	(3,854)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2015			December 31, 2014			December 31, 2013

(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total

NET ASSET (LIABILITY) RECOGNIZED AT THE BEGINNING OF THE PERIOD	(132)	(2,395)	(2,527)	1,392	(2,096)	(704)	95	(2,636)	(2,541)

Operational charge	(111)	(1)	(112)	(97)	(2)	(99)	(66)	(2)	(68)

Financial income	(28)	(93)	(121)	39	(83)	(44)	(3)	(81)	(84)

Curtailment (1)	(65)	(4)	(69)	(41)	(3)	(44)	(18)	(1)	(19)

Pension and healthcare plan amendments (2)	395	1	396	7	105	112	78	55	133

Discontinued operations (Genesys business)	-	-	-	(1)	-	(1)	-	-	-

Total recognized in profits (losses)	191	(97)	94	(93)	17	(76)	(9)	(29)	(38)

Actuarial gains and (losses) for the period	(31)	(59)	(90)	(1,870)	(208)	(2,078)	1,417	271	1,688

Asset ceiling limitation and IFRIC14 effect	1,023	-	1,023	256	-	256	(21)	-	(21)

Total recognized in Statement of comprehensive income (3)	992	(59)	933	(1,614)	(208)	(1,822)	1,396	271	1,667

Contributions and benefits paid	120	2	122	182	10	192	177	12	189

420 transfer	(180)	180	-	(169)	169	-	(196)	196	-

Change in consolidated companies	6	-	6	40	-	40	7	-	7

Other (reclassifications and exchange rate changes)	96	(295)	(199)	130	(287)	(157)	(78)	90	12

NET ASSET (LIABILITY) RECOGNIZED AT THE END OF THE PERIOD	1,073	(2,644)	(1,571)	(132)	(2,395)	(2,527)	1,392	(2,096)	(704)

Of which:

• Prepaid pension costs	2,935	-	2,935	2,636	-	2,636	3,150	-	3,150

• Pension, retirement indemnities and post-retirement benefits liability	(1,862)	(2,644)	(4,506)	(2,768)	(2,395)	(5,163)	(1,758)	(2,096)	(3,854)

(1)	Accounted for in restructuring costs.

(2)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(3)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

(In millions of euros)	Benefit obligation	Plan assets	Funded (underfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets

2013	(25,398)	25,944	546	221	0.87%	(596)	2.30%

2014	(31,570)	30,220	(1,350)	(10)	0.03%	2,113	6.99%

2015	(27,370)	26,099	(1,271)	(172)	0.63%	(982)	3.76%

With respect to the health care plans, a change of one percentage point in the assumed health costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%

Impact on the current service cost and interest costs	4	(3)

Impact on the benefit obligation	95	(85)

The plan assets of retirement plans are invested as follows:

(In millions of euros)
Asset allocation at December 31, 2015	Level 1	Level 2	Level 3	Total

Equities (US market)	891	128	-	1,019
Equities (Other markets)	1,138	138	-	1,276
Government and Treasury bonds	4,407	1,466	-	5,873
Corporate bonds	382	10,056	12	10,450
Real estate (properties)	16	-	984	1,000
Real estate (investments)	414	-	-	414
Cash and cash equivalents	443	816	-	1,259
Alternative (Private equity)	-	-	1,716	1,716
Alternative (Absolute return and other)	10	335	1,185	1,530
Insurance company products	55	797	710	1,562

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31, 2015	7,756	13,736	4,607	26,099

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

12

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

The expected contributions and benefits paid directly by the Group to retirees for 2016 are €145 million for the pension and other post-retirement benefit plans.

Expected benefit payments to be made to beneficiaries from defined benefit plans through 2025 are as follows:

(In millions of euros) Total	Expected benefit payments

2016	2,127
2017	1,993
2018	1,942
2019	1,903
2020	1,882

2021 - 2025	8,657

d/ Funded status

(In millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013

Benefit obligation	(27,370)	(31,570)	(25,398)
Fair value of plan assets	26,099	30,220	25,944
Funded (underfunded) status	(1,271)	(1,350)	546
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(300)	(1,177)	(1,250)

NET LIABILITY RECOGNIZED AT END OF PERIOD	(1,571)	(2,527)	(704)

Detail of funded status by country

(In millions of euros)	2015	2014	2013

USA (1)	(1,023)	(990)	823
Belgium	890	866	842
United Kingdom	236	225	137
Germany	(1,050)	(1,124)	(979)
Other	(324)	(327)	(277)

TOTAL (UNDERFUNDED) FUNDED STATUS	(1,271)	(1,350)	546

(1)	See detailed information by plans in Note 23f.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

e/ Pension and healthcare plan amendments

Lump sum offer in 2015

On June 26, 2015, Alcatel-Lucent began mailing to about 85,000 retirees, former employees and surviving beneficiaries who are currently receiving monthly pension payments from either the U.S. Management Pension Plan or the U.S. Inactive Occupational Pension Plan information regarding a one-time opportunity to convert their current monthly pension payment to a lump-sum payment. This offer, called the Alcatel-Lucent Retiree Lump-Sum Window Program, formally began on July 20, 2015 and ended on September 25, 2015. The program was entirely voluntary. In all, about 26,000 eligible individuals – about 30% – elected to convert their existing pension benefit to a lump-sum payment, representing about €4.8 billion in total payments. Payments occurred on November 2, 2015 and December 1, 2015, and came entirely from existing plan assets. Payments constituted a complete settlement of our pension obligations with respect to those individuals electing this offer. Corresponding benefit obligation of the €4.8 billion payments is €5.2 billion. The €405 million gain difference was accounted for in the line item “Post-retirement benefit plan amendments” of the 2015 consolidated income statement.

2014 U.S. formerly represented healthcare plan amendment

Alcatel-Lucent has a collective bargaining agreement with the Communication Workers of America (CWA) and International Brotherhood of Electrical Workers (IBEW) to provide post-retirement medical and dental benefits, for formerly represented retirees until December 31, 2016. On July 31, 2014, Alcatel-Lucent agreed to a three-year extension of post-retirement healthcare benefits until December 31, 2019 in exchange for a reduction in the Group’s obligation to pay for retirees, who are subject to annual dollar caps, of €30 million for 2017, €30 million for 2018 and €30 million for 2019. Reductions of €81 million in the existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

2014 U.S. management healthcare plan amendment

Alcatel-Lucent currently subsidizes retiree healthcare benefits for formerly Management retirees who retired on or after March 1, 1990 and who are under 65 years old. Starting January 1, 2015, Alcatel-Lucent will discontinue this subsidy, resulting in a gain of €25 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the 2014 consolidated income statement.

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

2013 U.S. represented healthcare plan amendment

Alcatel-Lucent USA, Inc.‘s 2004 U.S. collective bargaining agreement with the Communication Workers of America and the International Brotherhood of Electrical Workers provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement expired on May 24, 2014. On February 15, 2013, Alcatel-Lucent USA, Inc. and its unions agreed to a two-year extension of retiree healthcare benefits until December 31, 2016, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by €30 million for 2015 and by €30 million for 2016. Reductions of €55 million in our existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

f/ Alcatel-Lucent’s U.S. pension and post-retirement obligations (Supplementary information)

All the following tables and information relate only to our U.S. pension and post-retirement plans. All these data are included in the figures presented on a consolidated basis in Notes 23a, b, c and d and are presented below in U.S. dollars.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Key assumptions

Assumptions used to determine:	December 2015	December 2014	December 2013

Benefit obligations - discount rate
Pension	3.79%	3.49%	4.19%

Post-retirement health care and other	3.44%	3.21%	3.72%

Post-retirement group life	4.02%	3.69%	4.49%

Rate of compensation increase	2.11%	2.12%	2.44%

Net benefit cost or credit - discount rate
Pension	3.49%	4.19%	3.30%

Post-retirement health care and other	3.21%	3.72%	2.84%

Post-retirement group life	3.69%	4.49%	3.60%

	December 31, 2015	December 31, 2014	December 31, 2013

Assumed health care cost trend rates

Health care cost trend rate assumed for next year	5.90%	6.50%	5.80%

Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	6.00%	6.60%	5.90%

Rate that the cost trend rate gradually declines to	4.90%	4.90%	4.90%

Year that the rate reaches the rate it is assumed to remain at	2028	2024	2024

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In millions of U.S. dollars)	1 percentage point
	Increase	Decrease

Effect on total of service and interest cost components	4	(3)

Effect on post-retirement benefit obligation	103	(92)

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Unique rates are developed for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent’s major U.S. pension obligations and post-retirement health care obligations were 10.06 years and 7.70 years, respectively, as of December 31, 2015 (10.43 years and 7.96 years, respectively, as of December 31, 2014 and 9.30 years and 7.09 years, respectively, as of December 31, 2013).

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

On October 8, 2015, the U.S. SOA released an updated set of mortality improvement assumptions: scale MP-2015. This new mortality improvement scale reflects two additional years of data that the Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years. The change to scale MP-2015 reduced the liabilities by U.S.$218 million of our U.S. plans. These effects were recognized in the 2015 Statement of Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Components of net periodic cost of post-employment benefit

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Pension credit/post-retirement benefit (cost)	2015	2014	2013	2015	2014	2013

Service cost	(77)	(77)	(9)	(1)	(2)	(3)

Interest cost on the benefit obligation	(960)	(1,058)	(949)	(125)	(137)	(125)

Interest income on plan assets	980	1,188	1,018	21	26	18

Interest cost on unrecognized surplus	(36)	(53)	(41)	-	-	-

Subtotal	(92)	-	19	(105)	(113)	(110)

Special termination benefits	(55)	(36)		(8)	(3)

Curtailments	(17)	(53)	(22)	4	(2)	3

Settlements	465	-	(27)	-	-	(5)

Pension credit/post-retirement benefit (cost)	300	(89)	(30)	(109)	(118)	(112)

Plan amendments	(26)		-	1	140	73

PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	274	(89)	(30)	(108)	22	(39)

Change in the obligation recorded in the statement of financial position

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2015, December 31, 2014 and December 31, 2013.

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in benefit obligation	2015	2014	2013	2015	2014	2013

Benefit obligation at January 1	(29,512)	(26,166)	(29,973)	(3,627)	(3,630)	(4,150)

Service cost	(77)	(77)	(9)	(1)	(2)	(3)

Interest cost on the benefit obligation	(960)	(1,058)	(949)	(125)	(137)	(125)

Plan participants’ contributions	-	-	-	(166)	(182)	(192)

Amendments	(26)	-	-	1	140	73

Business combinations	-	-	-	-	-	(9)

Disposals	-	-	-	-	-	-

Curtailments	(17)	(53)	(22)	4	(2)	3

Settlements	5,745	-	-	-	-	-

Special termination benefits	(55)	(36)	(27)	(8)	(3)	(5)

Actuarial gains and (losses) due to changes in financial assumptions	743	(1,910)	2,237	107	(245)	311

Actuarial gains and (losses) due to changes in demographic assumptions	201	(2,505)	(37)	17	(38)	-

Actuarial gains and (losses) – Other	(15)	(154)	169	(165)	1	(9)

Benefits paid from plan assets	2,287	2,415	2,412	455	494	502

Benefits paid from the employer	-	32	33	-	-	-

Medicare Part D subsidy	-	-	-	(22)	(23)	(26)

Foreign currency translations and other	-	-	-	-	-	-

BENEFIT OBLIGATION AT DECEMBER 31	(21,686)	(29,512)	(26,166)	(3,530)	(3,627)	(3,630)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in plan assets	2015	2014	2013	2015	2014	2013

Fair value of plan assets at January 1	31,218	30,192	32,705	719	739	672

Interest income on plan assets net of administrative expense	980	1,188	1,018	21	26	18

Actuarial gains and (losses)	(1,013)	2,476	(861)	(23)	5	58

Employers’ contributions	33	2	2	24	36	41

Plan participants’ contributions	-	-	-	166	182	192

Amendments	-	-	-	-	-	-

Business combinations	-	-	-	-	-	-

Disposals	-	-	-	-	-	-

Curtailments	-	-	-	-	-	-

Settlements	(5,280)	-	-	-	-	-

Benefits paid/Special termination benefits	(2,287)	(2,415)	(2,412)	(455)	(494)	(502)

420 transfer	(200)	(225)	(260)	200	225	260

Other (external transfer and exchange rate changes)	-	-	-	-	-	-

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	23,451	31,218	30,192	652	719	739

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)	2015	2014	2013	2015	2014	2013

Unrecognized surplus at January 1	(1,044)	(1,260)	(1,250)	-	-	-

Interest cost on unrecognized surplus	(36)	(53)	(41)	-	-	-

Change in the unrecognized surplus	1,080	269	31	-	-	-

Foreign currency translation	-	-	-	-	-	-

UNRECOGNIZED SURPLUS AT DECEMBER 31	-	(1,044)	(1,260)	-	-	-

(In millions of U.S. dollars)	Pension benefits			Post-retirement benefits
Change in unrecognized surplus (due to application of asset ceiling and IFRIC14)	2015	2014	2013	2015	2014	2013

(Unfunded) / funded status	1,765	1,706	4,026	(2,878)	(2,908)	(2,891)

Unrecognized surplus (due to application of asset ceiling and IFRIC14)	-	(1,044)	(1,260)	-	-	-

NET AMOUNT RECOGNIZED	1,765	662	2,766	(2,878)	(2,908)	(2,891)

Of which:

Prepaid pension costs	2,225	2,146	3,176	-	-	-

Pensions, retirement indemnities and other post-retirement benefit obligations	(460)	(1,484)	(410)	(2,878)	(2,908)	(2,891)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Additional Information

(in millions of U.S. dollars) December 31, 2015	Obligations	Assets	Funded Status

Pension Benefits
U.S. management (1)	(17,246)	17,587	341

U.S. occupational (1)	(4,007)	5,864	1,857

Supplemental	(433)	-	(433)

TOTAL PENSION BENEFITS	(21,686)	23,451	1,765

Post-retirement Benefits
Non-represented health	(187)	-	(187)

Formerly represented health	(1,681)	300	(1,381)

Non-represented group life	(1,060)	259	(801)

Formerly represented group life	(601)	93	(508)

Other	(1)	-	(1)

TOTAL POST-RETIREMENT BENEFITS	(3,530)	652	(2,878)

(1)	On December 1, 2015, we transferred about 20,000 beneficiaries from the U.S. occupational pension plan to the U.S. management pension plan. We transferred about U.S.$2,864 million in assets and U.S.$1,773 million in obligations determined in accordance with IFRSs.

(in millions of U.S. dollars) December 31, 2014	Obligations	Assets	Funded Status

Pension Benefits

U.S. management	(21,095)	20,111	(984)

U.S. occupational	(7,952)	11,107	3,155

Supplemental	(465)	-	(465)

TOTAL PENSION BENEFITS	(29,512)	31,218	1,706

Post-retirement Benefits

Non-represented health	(259)	-	(259)

Formerly represented health	(1,764)	322	(1,442)

Non-represented group life	(979)	301	(678)

Formerly represented group life	(624)	96	(528)

Other	(1)	-	(1)

TOTAL POST-RETIREMENT BENEFITS	(3,627)	719	(2,908)

(in millions of U.S. dollars) December 31, 2013	Obligations	Assets	Funded Status

Pension Benefits

U.S. management (1)	(18,296)	19,287	991

U.S. occupational (1)	(7,475)	10,905	3,430

Supplemental	(395)	-	(395)

TOTAL PENSION BENEFITS	(26,166)	30,192	4,026

Post-retirement Benefits
Non-represented health	(276)	-	(276)

Formerly represented health	(1,765)	327	(1,438)

Non-represented group life	(987)	321	(666)

Formerly represented group life	(600)	91	(509)

Other	(2)	-	(2)

TOTAL POST-RETIREMENT BENEFITS	(3,630)	739	(2,891)

(1)	On December 1, 2013, we transferred about 30,000 beneficiaries from the U.S. occupational pension plan to the U.S. management pension plan. We transferred about U.S.$1,813 million in assets and U.S.$1,173 million in obligations determined in accordance with IFRSs.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets

December 31, 2013

Asset category
Equity securities	7% - 13%	9%	46%	46%
Fixed income securities	62% - 85%	74%	16%	16%
Real estate	4% - 8%	7%	-	-
Private equity and other	7% - 13%	10%	-	-
Cash	-	-	38%	38%

TOTAL		100%		100%

December 31, 2014

Asset category
Equity securities	7% - 13%	8%	46%	46%
Fixed income securities	64% - 84%	67%	15%	15%
Real estate	4% - 8%	5%	-	-
Private equity and other	7% - 13%	10%	-	-
Cash	-	10%	39%	39%

TOTAL		100%		100%

December 31, 2015

Asset category
Equity securities	7% - 13%	8%	45%	45%
Fixed income securities	62% - 83%	73%	15%	15%
Real estate	5% - 9%	7%	-	-
Private equity and other	8% - 15%	12%	-	-
Cash	-	-%	40%	40%

TOTAL		100%		100%

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

Pension plan assets included U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$8.5 million of Alcatel-Lucent bonds as of December 31, 2015 (U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$8.1 million of Alcatel-Lucent bonds as of December 31, 2014 and U.S.$0.0 million of Alcatel-Lucent ordinary shares and U.S.$7.8 million of Alcatel-Lucent bonds as of December 31, 2013).

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

U.S. pension plan funding methods

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (ERISA), the Internal Revenue Code of 1986 (the “Code”), and regulations issued by the Internal Revenue Service (the “IRS”). The Pension Protection

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (WRERA) and provided additional alternative methods for determining the funding obligation and the value of plan assets that included look-back averaging periods of up to twenty-four months. The IRS provides a number of methods to use for measuring plan assets and for determining the discount rate. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on any prior period of time up to a maximum of two years, with the valuation date being the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (in effect the average yield curve of the daily rates for the month preceding the valuation date) or a twenty-four month average of the rates for each time segment (any twenty-four month period as long as the twenty-four month period ends no later than five months before the valuation date). The Moving Ahead for Progress in the 21st Century Act (MAP-21), enacted on July 6, 2012, affects U.S. tax-qualified pension plan funding requirements for plans that use segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, commencing in 2012, MAP-21 stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21 is applicable to the Group’s U.S. management and active occupational pension plans, which use segment interest rates for purposes of determining regulatory funding requirements, but not the U.S. inactive occupational pension plan, which, beginning in 2013 (for 2012), uses a full yield curve for such purposes. The Highway and Transportation Funding Act, enacted on August 8, 2014 (HATFA), modified and extended the interest rate “corridors”. The Bipartisan Budget Act (BBA), enacted on November 2, 2015, extended the interest rate stabilization for an additional three years. For the U.S. management and active occupational pension plans, MAP-21, modified and extended by HATFA/BBA, increases the interest rates used for funding valuations. According to our assessment of those plans, MAP-21, modified and extended by HATFA/BBA, is expected to result in an increase in the interest rates used for regulatory funding purposes and suggests no required funding contribution through at least 2017. Although MAP-21/HATFA/BBA is currently not applicable to the Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

U.S. Section 420 Transfer

Prior to the PPA, Section 420 of the Code provided for the transfer of pension assets (“Section 420 Transfer”) in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% for 100% of the retiree population, during the five-year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. On July 6, 2012, the provisions of Section 420 of the Code were extended to life insurance benefits (in addition to healthcare costs) and extended until December 31, 2021. On July 31, 2015, the provisions of Section 420 of the Code were extended until December 31, 2025.

On December 2, 2015, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational-inactive pension plan in the amount of U.S.$200 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning December 1, 2015 through about November 30, 2016 and group life insurance benefits for the period beginning December 1, 2015 through about December 30, 2016. Alcatel-Lucent expects to make a “collectively bargained transfer” during 2016 from the U.S. occupational-inactive pension plan to fund healthcare and group life insurance benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the remainder of 2016 through the first nine months of 2017.

Contributions

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2025. Alcatel-Lucent did not have to make contributions to its qualified U.S. pension plans during the 2015 calendar year. Although certain data, such as the December 31, 2015 private equity and real estate values and the January 1, 2016 census data, will not be final until the second quarter of 2016, Alcatel-Lucent does not expect to make any contribution through early 2018. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond the 2018 calendar year. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund healthcare costs and group life insurance payments for formerly union-represented retirees for the period 2016 to 2021 (Section 420 of the Code was extended in 2015 until December 31, 2025).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly union- represented retiree health plans (1)	Non- represented retiree health plans	Other benefit plans (2)

2016	30	(21)	14	3

2017	30	(21)	15	3

2018	30	(20)	15	3

2019	29	(19)	16	3

2020	29	(19)	17	3

2021 - 2025	139	(83)	84	203

(1)	Estimates take into account that Section 420 transfers are made to finance healthcare costs until December 31, 2025 (current expiration date of Section 420 of the Code). These estimates are net of Medicare Part D subsidies.

(2)	Estimates take into account that Section 420 transfers are made to finance group life insurance payments until December 31, 2025 (current expiration date of Section 420 of the Code).

Certain of the actuarial assumptions used to determine if pension plan funding is required differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis for developing discount rates in both cases is corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December of the current calendar year, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair values of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA provides for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. A preliminary evaluation of the funded status of the U.S. management pension plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year-end 2015. In addition, under the PPA target, we would only need to fund this plan if the funded ratio were to decline below 100%.

Regarding healthcare benefits, it is important to note that such benefits for both management and formerly union-represented retirees’ benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 46% of the total U.S. retiree healthcare obligation as of December 31, 2015); and Medicare is the primary payer (pays first) for those aged 65 and older, who make up almost all of uncapped retirees.

Benefit Payments

The following table summarizes expected benefit payments from Alcatel-Lucent’s various U.S. pension and post-retirement plans through calendar 2025. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$24 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified pension plans	Formerly union- represented retiree health plans	Non-represented retiree health plans	Other benefit plans

2016	1,410	400	30	169	14	89

2017	1,329	347	30	158	15	90

2018	1,297	334	30	140	15	91

2019	1,265	321	29	132	16	92

2020	1,231	307	29	162	17	93

2021 - 2025	5,632	1,336	139	656	84	478

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Note 24 Financial debt

(In millions of euros)	2015	2014	2013

Marketable securities - short term, net	1,626	1,672	2,259

Cash and cash equivalents	4,905	3,878	4,096

Cash, cash equivalents and marketable securities	6,531	5,550	6,355

Convertible bonds and other bonds - long-term portion	(4,394)	(4,696)	(4,711)

Other long-term debt	(238)	(179)	(211)

Current portion of long-term debt and short-term debt	(579)	(402)	(1,240)

of which (Bonds and credit facilities - short-term portion	(190)	-	(964)

of which (current portion of other long-term debt and short-term debt	(389)	(402)	(276)

Financial debt, gross	(5,211)	(5,277)	(6,162)

Derivative interest rate instruments - other current and non-current assets	4	1	11

Derivative interest rate instruments - other current and non-current liabilities	-	-	(21)

Loan to joint venturer - financial asset (loan to co-venturer)	-	-	7

Cash (financial debt), net before FX derivatives	1,325	274	190

Derivative FX instruments on financial debt - other current and non-current assets (1)	158	123	5

Derivative FX instruments on financial debt - other current and non-current liabilities (1)	(20)	(4)	(46)

Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments - other current assets/liabilities	(54)	(67)	-

Cash (financial debt), net - excluding discontinued operations	1,409	326	149

Cash (financial debt), net - assets held for sale	-	-	-

CASH (FINANCIAL DEBT), NET - INCLUDING DISCONTINUED OPERATIONS	1,409	326	149

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)			Carrying amount at December 31, 2015	Equity component and fair value adjustments	Nominal value at maturity date
					December 31, 2015	December 31, 2014

8.50% Senior Notes (1)	€190 M	January 2016	190	-	190	192
4.625% Senior Notes (2)	U.S.$650 M	July 2017	595	3	598	535
4.25% OCEANE	€417 M	July 2018	372	45	417	629
0.00% OCEANE	€640 M	January 2019	568	72	640	688
0.125% OCEANE	€429 M	January 2020	362	67	429	460
8.875% Senior Notes (2)	U.S.$500 M	January 2020	451	8	459	412
6.75% Senior Notes (2)(3)	U.S.$ 700 M	November 2020	636	7	643	824
6.50 % Senior Notes (2)	U.S.$300 M	January 2028	255	19	274	247

6.45 % Senior Notes	U.S.$1,360 M	March 2029	1,156	94	1,250	1,120

TOTAL BONDS			4,585	315	4,900	5,108

ASN Credit Facility (4)	€86 M	March 2022	80	1	4	-

TOTAL BONDS AND CREDIT FACILITIES			4,665	316	4,904	5,108

(1)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.

(2)	These Senior Notes were subject to a tender offer in July 2014 and September 2015, see below.

(3)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.

(4)	This facility requires quarterly repayments until March 2022.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

Changes in 2015

December 2015 - Conversion of OCEANE

As part of the Nokia Offer 117,427,511 OCEANE due 2018, 11,891,116 OCEANE due 2019 and 7,729,972 OCEANE due 2020 were converted for a total amount of €291 million.

September 2015 - Tender offer on Senior Notes due 2020

Pursuant to a tender offer launched in August 2015, on September 4, 2015 Alcatel-Lucent USA Inc. repurchased an aggregate of $300 million nominal (€268 million) amount of 6.75% Senior Notes due 2020 for a total cash amount of $324 million (€289 million) excluding accrued interest. The Notes tendered in the offer were cancelled.

Changes in 2014

November / December 2014 - Partial buy-backs of Senior Notes 2016

During the fourth quarter of 2014, a €3 million nominal amount of Senior Notes 2016 was bought back and cancelled for a cash amount of €3 million excluding accrued interest.

August 2014 - Repayment of Senior Secured Credit Facility

The proceeds of the issuance of OCEANE 2019 and 2020 (see below) were used together with available cash to fully repay the outstanding amount of the Senior Secured Facility on August 19, 2014 for a nominal value of U.S.$1,724 million. The carrying amount of this facility had already been adjusted in accordance with IAS 39 §AG 8 requirements at end of June 2014 in order to take into account this anticipated repayment. Therefore on August 19, 2014, the nominal value of this facility was equal to its carrying value. The change in estimate during the second quarter of 2014 represented an “other financial loss” of €101 million (US$133 million, see Note 7) and a corresponding increase in the carrying value of the financial debt.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

The proceeds of this issuance were used to repay and retire the following debts:

•	the 2.875% Series A convertible debentures:

–	outstanding nominal value repurchased: U.S.$95 million, and

–	cash amount paid by the Company, excluding accrued interest: U.S.$95 million;

•	the 2.875% Series B convertible debentures:

–	outstanding nominal value repurchased: U.S.$1 million, and

–	cash amount paid by the Company, excluding accrued interest: U.S.$1 million;

•	the €298 million Senior Secured Facility entered into on January 30, 2013 (see below):

–	outstanding nominal value repaid: €298 million, and

–	cash amount paid by the Company, excluding accrued interest: €298 million.

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

A total net loss of €42 million related to the above repurchases (€20 million for the Series A convertible bonds, €21 million for the euro denominated Senior Secured Facility and €1 million for the OCEANE due 2015) that occurred in the fourth quarter of 2013 was recorded in “other financial income (loss)” (see Note 7).

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

8.875 % Senior Notes due January 1, 2020

On August 7, 2013, Alcatel-Lucent USA Inc. issued U.S.$500 million in Senior Notes due on January 1, 2020. The Senior Notes bear interest at an annual rate of 8.875%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. They are guaranteed by Alcatel Lucent and certain of its subsidiaries. The proceeds of this issuance were used to repay and terminate the U.S.$500 million Asset Sale Facility entered into on January 30, 2013 (see below), which involved a cash payment of U.S.$505 million. The outstanding balance of unamortized issuance costs of the Asset Sale Facility were expensed in Other financial income (loss) during the third quarter of 2013, representing a loss of €24 million (see Note 7).

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

The proceeds of this issuance were used to repurchase and cancel €748 million in nominal value of the 5.00% OCEANE due January 2015 (carrying value of €691 million) for a cash payment of €780 million (without accrued interest). The negative impact on the income statement, which was accounted for in Other financial income (loss) during the third quarter of 2013, represented an €87 million loss (see Note 7).

2.875 % Series B convertible debentures mandatory offer to purchase

At the holder’s option, the Alcatel-Lucent USA, Inc. 2.875% Series B convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at the first optional redemption date, June 15, 2013.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

The outstanding nominal value of the 2.875% Series B convertible debentures was equal to US$ 765 million just before June 15, 2013. At this date, US$ 764 million in nominal value of these debentures were redeemed and cancelled for US$ 764 million in cash, plus accrued interest.

Because of the new accounting treatment applied in the second quarter of 2012 (see Note 2i – to our consolidated financial statements for the year ended December 31, 2013 filed as part of our Annual Report on Form 20-F), the carrying amount of the 2.875% Series B convertible debentures was equal to the nominal value of the debentures as of June 15, 2013. No gain or loss related to the partial redemption, therefore, was recorded.

Buy-backs of debt

On May 21, 2013, the following bonds and notes were partially bought back and cancelled:

•	6.375% Notes due April 2014 issued by Alcatel-Lucent:

–	nominal value repurchased: €172 million, and

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €180 million.

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

•	5.00% OCEANE 2015 issued by Alcatel-Lucent:

–	nominal value repurchased: €193 million, and

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €196 million.

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

An additional nominal amount of €748 million was repurchased in August 2013 (see above).

•	8.50% due January 2016 Senior Notes issued by Alcatel-Lucent:

–	nominal value repurchased: €75 million, and

–	cash amount paid by Alcatel-Lucent, excluding accrued interest: €80 million.

A total net loss of €26 million related to all the above listed repurchases that occurred in the second quarter of 2013 was recorded in “other financial income (loss)” (see Note 7).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

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

(In millions of euros)	2015	2014	2013

Convertible bonds	1,302	1,498	1,191

Other bonds	3,283	3,198	4,485

Receivables transferred that are not derecognized in their entirety (1)	230	233	248

Bank loans, overdrafts and other financial debt	279	239	119

Finance lease obligations	28	18	24

Accrued interest	89	91	95

FINANCIAL DEBT, GROSS	5,211	5,277	6,162

(1)	See Note 20 “Financial Assets Transferred”.

c/ Analysis by maturity date and type of rate

(In millions of euros)	2015	2014	2013

Current portion of long-term debt	190	-	1,054

Short-term debt (1)	389	402	186

Financial debt due within one year (3)	579	402	1,240

Of which:

• within 3 months	463	274	791

• between 3 and 6 months	92	104	406

• between 6 and 9 months	12	12	22

• over 9 months	12	11	21

2015	-	-	114

2016	-	280	515

2017	675	604	494

2018	435	539	401

2019	588	588	1,154

2020	1,450	1,589	1,068

2021 and thereafter	1,484	1,275	1,176

Financial debt due after one year (2)(3)	4,632	4,875	4,922

TOTAL	5,211	5,277	6,162

(1)	Amount as of December 31, 2015 included €89 million of accrued interest (€91 million as of December 31, 2014 and €95 million as of December 31, 2013).

(2)	The convertible securities may be retired earlier based on early redemption or buy-back options. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

(3)	Contractual cash flows of financial debt are disclosed in Note 28.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

d/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging

2013

Convertible bonds	1,191	9.50%	9.50%
Other bonds	4,485	7.50%	7.28%
Bank loans, overdrafts and finance lease obligations	391	2.66%	2.66%
Accrued interest	95	NA	NA

FINANCIAL DEBT, GROSS	6,162	7.58%	7.42%

2014

Convertible bonds	1,498	5.83%	5.83%
Other bonds	3,198	7.27%	7.27%
Bank loans, overdrafts and finance lease obligations	490	2.02%	2.02%
Accrued interest	91	NA	NA

FINANCIAL DEBT, GROSS	5,277	6.36%	6.36%

2015

Convertible bonds	1,302	5.46%	5.46%
Other bonds	3,283	7.27%	7.27%
Bank loans, overdrafts and finance lease obligations	537	2.01%	2.01%
Accrued interest	89	NA	NA

FINANCIAL DEBT, GROSS	5,211	6.26%	6.26%

e/ Debt analysis by type of rate

	2015		2014		2013

(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging

Total fixed rate debt	5,207	5,207	5,269	5,269	6,154	5,880
Total floating rate debt	4	4	8	8	8	282

TOTAL	5,211	5,211	5,277	5,277	6,162	6,162

f/ Debt analysis by currency

	2015		2014		2013

(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging

Euro	1,827	2,286	1,976	2,388	1,544	1,544
U.S. Dollar	3,242	2,783	3,150	2,738	4,608	4,608
Other	142	142	151	151	10	10

TOTAL	5,211	5,211	5,277	5,277	6,162	6,162

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

•	at December 31, 2015, the fair value of debt before hedging (including credit spread) was €6,405 million and the fair value of the debt after hedging (including credit spread) was €6,401 million;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

•	at December 31, 2014, the fair value of debt before hedging (including credit spread) was €6,299 million and the fair value of the debt after hedging (including credit spread) was €6,297 million;

•	at December 31, 2013, the fair value of debt before hedging (including credit spread) was €7,221 million and the fair value of the debt after hedging (including credit spread) was €7,231 million; and

h/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc.

At December 31, 2015, the credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook

Moody’s:

Alcatel-Lucent S.A.	B2	B2/B3	(1)	Not Prime	Review for upgrade	August 28, 2015	April 20, 2015
Alcatel-Lucent USA Inc.	n.a.	B2	(2)	n.a	Review for upgrade	August 28, 2015	April 20, 2015

Standard & Poor’s:

Alcatel-Lucent S.A.	B+	B+		B	Cr. Watch Positive	August 5, 2015	April 17, 2015
Alcatel-Lucent USA Inc.	B+	B+		n.a	Cr. Watch Positive	August 5, 2015	April 17, 2015

(1)	The OCEANE 2018, the OCEANE 2019 and the OCEANE 2020 are rated B3; all other long-term debt issued by Alcatel-Lucent is rated B2.

(2)	The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes were each rated B2 at the time of their redemption. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

Moody’s: On August 28, 2015, Moody’s upgraded Alcatel-Lucent’s Corporate Family rating to B2 from B3, the convertible notes (OCEANE) ratings to B3 from Caa1, and the senior unsecured ratings to B2 from B3. All ratings remain on review for upgrade.

On April 20, 2015, Moody’s placed on review for upgrade all of Alcatel-Lucent’s ratings.

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

The rating grid of Moody’s ranges from Aaa, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent’s Corporate Family rating, the Alcatel-Lucent long-term debt, the OCEANE 2018, 2019 and 2020, and the Alcatel-Lucent USA Inc. rated long-term debt, are rated in the B category, which includes B1, B2 and B3 ratings.

Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”.

Standard & Poor’s: On August 5, 2015, Standard and Poor’s raised its long-term corporate credit ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to B+ from B, as on well as the debt issued by Alcatel-Lucent and Alcatel-Lucent USA. All ratings remain on CreditWatch with positive implications.

On April 17, 2015, Standard & Poor’s placed Alcatel-Lucent ratings on CreditWatch with positive implications.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24

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

Alcatel-Lucent’s and Alcatel-Lucent USA Inc’s Corporate Family Rating, as well as their long term debt are rated B+, which is in the B category.

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

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2015

Given its current short-term ratings and the lack of liquidity of the French commercial paper/“billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

i/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On December 17, 2013, Alcatel-Lucent closed a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of this instrument is not dependent upon Alcatel-Lucent’s Credit Ratings. The availability of this facility is dependent upon Alcatel-Lucent meeting a financial covenant linked to its capacity to cover its interest charges. As of December 31, 2015, the credit facility was undrawn.

A syndicated bank facility signed on April 5, 2007 was terminated following the closing of the Senior Secured Facilities in January 2013.

March 2015 - Credit facility agreement

On March 18, 2015, in conjunction with the acquisition of the equity in ALDA Marine owned by our joint venture partner, Alcatel-Lucent Submarine Networks (ASN) entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date. Three vessels are subject to a mortgage under the credit facility agreement.

Note 25 Provisions

a/ Balance at closing

(In millions of euros)	2015	2014	2013

Provisions for product sales	376	387	402

Provisions for restructuring	291	439	433

Provisions for litigation	106	122	122

Other provisions	366	416	459

TOTAL (1)	1,139	1,364	1,416

(1) Of which: portion expected to be used within one year	897	959	966

portion expected to be used after one year	242	405	450

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25

b/ Change during 2015

(In millions of euros)	December 31, 2014	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2015

Provisions for product sales	387	393	(361)	(41)	-	(2)	376

Provisions for restructuring	439	170	(298)	(31)	1	10	291

Provisions for litigation	122	45	(30)	(16)	-	(15)	106

Other provisions	416	206	(212)	(63)	-	19	366

Total	1,364	814	(901)	(151)	1	12	1,139

Effect on the income statement:
– Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(602)		106			(496)
– Restructuring costs		(164)		25			(139)
– Litigations		(32)		1			(31)
– Gain (loss) on disposal of consolidated entities		-		-			-
– Post-retirement benefit plan amendments		-		-			-
– Other financial income (loss)		(10)		6			(4)
– Income taxes		(5)		13			8
– Income (loss) from discontinued operations		(1)		-			(1)

TOTAL		(814)		151			(663)

At year-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of December 31, 2015.

In particular, we received a tax audit report during the third quarter of 2012 confirming the German tax authority’s position with regard to the tax impact of the contribution to Thales of our former railway signaling business in 2006. This tax audit report could represent a potential negative impact of €140 million before interest and penalties (€194 million including interest and penalties as of December 31, 2015). Nothing was reserved, as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, since the business was sold in 2006. In accordance with applicable law, we have declined to make the payment, although interest continues to accrue on the obligation, and therefore our cash flow statements were not impacted.

c/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013

Opening balance	439	433	456
Utilization during period	(298)	(364)	(522)

Restructuring costs (social costs and other monetary costs)	139	373	473

Reversal of discounting impact (financial loss)	1	1	1

Effect of acquisition (disposal) of consolidated subsidiaries	-	(16)	-

Cumulative translation adjustments and other changes	10	12	25

CLOSING BALANCE	291	439	433

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 25

d/ Restructuring costs

(In millions of euros)	2015	2014	2013

Social costs – Restructuring reserves	(121)	(245)	(302)

Other monetary costs – Restructuring reserves	(18)	(128)	(171)

Other monetary costs – Payables	(172)	(156)	(25)

Other monetary costs – Pension reserve	(69)	(32)	(19)

Valuation allowances or write-offs of assets and other	(21)	(13)	(1)

TOTAL RESTRUCTURING COSTS	(401)	(574)	(518)

e/ Analysis of litigation provisions

(In millions of euros)	December 31, 2014	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2015

Passaic River litigation	-	18	-	-	-	-	18

Fox River litigation	7	-	(3)	(1)	-	1	4

Other	-	14	(1)	-	-	-	13

Sub-total – material litigations (1)	7	32	(4)	(1)	-	1	35

Other provisions	115	13	(26)	(15)	-	(16)	71

TOTAL	122	45	(30)	(16)	-	(15)	106

(1)	The Fox River litigation is disclosed in Note 33 of our 2012 audited consolidated financial statements (under the heading “Lucent’s separation agreements”).

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

a/ Interest rate risk

Derivative financial instruments held at December 31, 2015 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2015, 2014 and 2013, outstanding interest-rate derivatives have the following characteristics:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

(In millions of euros)	2015					2014		2013

	Contract notional amounts Maturity date
	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value

Interest-rate swaps
Pay fixed rate	-	459	4	463	-	416	-	9	-

Pay floating rate	-	462	-	462	(7)	416	(6)	272	11

Floors

Buy	-	-	-	-	-	-	-	-	-

Sell	-	-	-	-	-	-	-	1,256	(21)

Options on interest-rate swaps U.S.$ Libor

Buy	-	-	-	-	-	-	-	-	-

Sell	-	-	-	-	-	-	-	-	-

TOTAL MARKET VALUE					(7)		(6)		(10)

Analysis by accounting category

(In millions of euros)	Market value
	2015	2014	2013

Fair value hedges	(7)	2	11

Cash flow hedges	-	-	-

Instruments not qualifying for hedge accounting	-	(8)	(21)

TOTAL	(7)	(6)	(10)

Analysis by market value and maturity date

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Market Value of derivatives as assets

Fair value hedges	-	-	-	-

Cash flow hedges	-	-	-	-

Instruments not qualifying for hedge accounting	-	-	-	-

TOTAL	-	-	-	-

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Market Value of derivatives as liabilities

Fair value hedges	-	(7)	-	(7)

Cash flow hedges	-	-	-	-

Instruments not qualifying for hedge accounting	-	-	-	-

TOTAL	-	(7)	-	(7)

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would not have a significant impact on interest expense for 2015 (no impact for 2014 and for 2013).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €62 million for 2015 (€52 million for 2014 and €59 million for 2013).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would increase equity by €5 million in 2015 (increase by €4 million in 2014 and decrease by €2 million in 2013).

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would have a negative impact of €1 million in 2015 (€2 million in 2014 and €4 million in 2013).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a positive impact of €115 million in 2015 (a positive impact of €13 million in 2014 and a negative impact of €1 million in 2013).

(In millions of euros)	2015				2014				2013
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%

Assets

Marketable securities	1,626	1,626	(4)	4	1,672	1,672	(2)	2	2,259	2,259	6	(6)

Cash & cash equivalents (2)	4,905	4,905	-	-	3,878	3,878	-	-	4,096	4,096	-	-

Subtotal	6,531	6,531	(4)	4	5,550	5,550	(2)	2	6,355	6,355	6	(6)

Liabilities

Convertible bonds	(1,302)	(2,270)	(32)	31	(1,498)	(2,346)	(55)	53	(1,191)	(1,988)	(21)	20

Non convertible bonds	(3,283)	(3,509)	(218)	196	(3,198)	(3,372)	(229)	205	(4,485)	(4,745)	(269)	244

Other financial debt	(626)	(625)	-	-	(581)	(581)	-	-	(486)	(486)	-	-

Subtotal	(5,211)	(6,404)	(250)	227	(5,277)	(6,299)	(284)	258	(6,162)	(7,219)	(290)	264

Derivative interest rate instruments – other current and non-current assets	4	4	93	115	1	1	37	13	11	11	-	(1)

Derivative interest rate instruments – other current and non-current liabilities	-	-	-	-	-	-	-	-	(21)	(21)	(3)	17

Loan to co-venturer-financial asset	-	-	-	-	-	-	-	-	7	7	-	-

(Debt)/cash position before FX derivatives	1,325	131	(161)	346	274	(748)	(249)	273	190	(867)	(287)	274

Derivative FX instruments on financial debt—other current and non-current assets	158	158	-	-	123	123	-	-	5	5	-	-

Derivative FX instruments on financial debt—other current and non-current liabilities	(74)	(74)	-	-	(71)	(71)	-	-	(46)	(46)	-	-

(DEBT)/CASH POSITION	1,409	217	(161)	346	326	(696)	(249)	273	149	(908)	(287)	274

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash & cash equivalents, the carrying value is considered as a good estimate of the fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding negative impact of €5 million in 2015 (a negative impact of €13 million in 2014 and €1 million in 2013).

The impact on the income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest-rate derivatives that do not qualify for hedge accounting, would have a positive impact of €9 million in 2015 (a positive impact of €18 million in 2014 and of €13 million in 2013).

An increase of 1% of the interest rate curve, applied to financial debt after taking into account derivatives qualified for hedge accounting, would have a positive impact of €346 million on its market value for 2015 (€273 million in 2014 and €263 million in 2013). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have no impact on either the income statement or on equity.

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

(In millions of euros)	2015					2014		2013
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value

Buy/Lend foreign currency

Forward exchange contracts	238	157	153	548	1	963	10	222	(5)

Short-term exchange swaps	3,370	639	211	4,220	22	2,866	63	4,614	(42)

Cross currency swaps	459	-	-	459	108	412	56	-	-

Currency option contracts:

• Buy call	-	-	-	-	-	-	-	-	-

• Sell put	-	-	-	-	-	-	-	-	-

TOTAL	4,067	796	364	5,227	131	4,241	129	4,836	(47)

Sell/Borrow foreign currency

Forward exchange contracts	298	135	160	593	(1)	366	(15)	350	2

Short-term exchange swaps	771	112	188	1,071	(58)	944	(16)	1,214	9

Cross currency swaps	-	-	-	-	-	-	-	-	-

Currency option contracts:

• Sell call	-	-	-	-	-	-	-	-	-

• Buy put	-	-	-	-	-	39	-	-	-

TOTAL	1,069	247	348	1,664	(59)	1,349	(31)	1,564	11

TOTAL MARKET VALUE					72		98		(36)

Analysis by type and maturity

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Buy/Lend

Forward exchange contracts	548	-	-	548

Short-term exchange swaps	4,220	-	-	4,220

Cross currency swaps	-	459	-	459

Currency option contracts:

• Buy call	-	-	-	-

• Sell put	-	-	-	-

TOTAL	4,768	459	-	5,227

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

(In millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total

Sell/Borrow

Forward exchange contracts	593	-	-	593

Short-term exchange swaps	1,071	-	-	1,071

Cross currency swaps	-	-	-	-

Currency option contracts:

• Buy call	-	-	-	-

• Sell put	-	-	-	-

TOTAL	1,664	-	-	1,664

Analysis by market value and maturity date

	Maturity date			Total
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years

TOTAL MARKET VALUE OF DERIVATIVES AS ASSETS	-	119	-	119

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total

TOTAL MARKET VALUE OF DERIVATIVES AS LIABILITIES	(58)	-	-	(58)

Analysis by accounting category

	Market value
(In millions of euros)	2015	2014	2013

Fair value hedges	119	112	(39)

Cash flow hedges	(12)	1	(1)

Instruments not qualifying for hedge accounting	(46)	(15)	4

TOTAL	61	98	(36)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €173 million in 2015 (against a positive impact of €101 million in 2014 and a positive impact of €201 million in 2013). This impact would affect the income statement only for foreign exchange derivatives which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a positive impact of €185 million in 2015 (against a positive impact of €138 million in 2014 and a positive impact of €245 million in 2013). However, this positive effect would be offset by a negative impact due to the re-evaluation of the underlying items. The impact on the income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a negative impact of €19 million on equity in 2015 (against a positive impact of €1 million on equity in 2014 and a negative impact of €1 million on equity in 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

(In millions of euros)	2015			2014			2013
	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%

Outstanding foreign exchange derivatives

Fair value hedges	119	(182)	185	112	(135)	138	(39)	(244)	245

Cash flow hedges	(12)	19	(19)	1	(1)	1	(1)	1	(1)

Derivatives not qualifying for hedge accounting	(46)	(8)	7	(15)	39	(38)	4	44	(43)

TOTAL OUTSTANDING DERIVATIVES	61	(171)	173	98	(97)	101	(36)	(199)	201

Impact of outstanding derivatives on financial result	(46)	7	(8)	(15)	39	(38)	4	44	(43)

Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-	-	-	-

Impact of outstanding derivatives on equity	(12)	19	(19)	1	(1)	1	(1)	1	(1)

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2012	1

Changes in fair value	(1)

Reclassification of gains or losses to income statement (1)	1

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2013	1

Changes in fair value	(1)

Reclassification of gains or losses to income statement (1)	-

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2014	-

Changes in fair value	(11)

Reclassification of gains or losses to income statement (1)	8

CASH FLOW HEDGES ACCOUNTED FOR IN EQUITY AT DECEMBER 31, 2015	(3)

(1)	The amounts recognized directly in equity indicated in this table differ from those disclosed in the statement of comprehensive income, due to the amounts related to discontinued operations and commodities derivatives, which are excluded in the above table.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

c/ Fair value hierarchy

	2015				2014				2013
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Financial assets available for sale at fair value	-	159	7	166	3	167	6	176	-	158	7	165

Financial assets at fair value through profit or loss (1)	-	1,570	-	1,570	-	1,605	-	1,605	-	2,192	-	2,192

Currency derivatives (2)	-	175	-	175	-	149	-	149	-	18	-	18

Interest-rate derivatives –hedging (2)	-	4	-	4	-	2	-	2	-	11	-	11

Interest-rate derivatives – other (2)	-	-	-	-	-	-	-	-	-	-	-	-

Cash equivalents (3)	1,170	380	-	1,550	1,096	383	-	1,479	1,476	147	-	1,623

TOTAL	1,170	2,288	7	3,464	1,099	2,306	6	3,411	1,476	2,526	7	4,009

Liabilities

Currency derivatives (2)	-	(108)	-	(108)	-	(51)	-	(51)	-	(54)	-	(54)

Interest-rate derivatives – hedging (2)	-	-	-	-	-	-	-	-	-	(21)	-	(21)

Interest-rate derivatives – other (2)	-	(11)	-	(11)	-	(9)	-	(9)	-	-	-	-

TOTAL	-	(119)	-	(119)	-	(60)	-	(60)	-	(75)	-	(75)

(1)	See Note 15.

(2)	See Note 21.

(3)	See Note 16. Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

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

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2015 and 2014, and between 2014 and 2013.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

(In millions of euros)

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2013	7

Additions / (disposals)	-

Fair value changes through equity	(1)

Impairment losses	-

Change in consolidated group	-

Other changes	-

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2014	6

Additions / (disposals)	-

Fair value changes through equity	1

Impairment losses	-

Change in consolidated group	-

Other changes	-

AMOUNT IN LEVEL 3 AT DECEMBER 31, 2015	7

Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

•	loans and long-lived assets that have been reduced to fair value when they are held for sale;

•	investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and
•	identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2015, 2014 or 2013.

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2015	2014	2013

Trade receivables and other receivables (1)	2,535	2,528	2,482

Marketable securities (2)	1,626	1,672	2,259

Cash and cash equivalents (3)	4,905	3,878	4,096

Other financial assets (2)	361	406	322

Foreign exchange derivative assets (4)	174	149	18

Interest-rate derivative assets (4)	4	2	11

Other assets (4)	1,106	1,120	1,135

Financial guarantees and off balance sheet commitments (5)	2	2	8

MAXIMUM EXPOSURE TO CREDIT RISK	10,713	9,757	10,331

(1)	See Note 19.

(2)	See Note 15.

(3)	See Note 16.

(4)	See Note 21.

(5)	See Note 28.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

iii. Outstanding financial assets not impaired

(In millions of euros)	Carrying value at December 31, 2015	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	5	5	-	-	-	-	-

Other trade receivables	2,703	2,262	75	106	56	37	274

Gross value	2,708	-	-	-	-	-	-

Valuation allowance	(168)	-	-	-	-	-	-

NET VALUE	2,541	2,267	75	106	56	37	274

(In millions of euros)	Carrying value at December 31, 2014	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	1	1	-	-	-	-	-

Other trade receivables	2,720	2,144	109	154	72	49	384

Gross value	2,721	-	-	-	-	-	-

Valuation allowance	(193)	-	-	-	-	-	-

NET VALUE	2,528	2,145	109	154	72	49	384

(In millions of euros)	Carrying value at December 31, 2013	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total

Trade receivables and other receivables

Interest-bearing receivables	5	5	-	-	-	-	-

Other trade receivables	2,634	2,190	82	130	45	30	287

Gross value	2,639	-	-	-	-	-	-

Valuation allowance	(157)	-	-	-	-	-	-

Net value	2,482	2,195	82	130	45	30	287

We do not consider other financial assets that are overdue but not impaired to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts

VALUATION ALLOWANCE AT DECEMBER 31, 2012	(120)

Net result impact	(62)

Write-offs	20

Translation adjustments	4

Other changes	1

VALUATION ALLOWANCE AT DECEMBER 31, 2013	(157)

Net result impact	(24)

Write-offs	4

Translation adjustments	(8)

Other changes	(8)

VALUATION ALLOWANCE AT DECEMBER 31, 2014	(193)

Net result impact	20

Write-offs	33

Translation adjustments	(2)

Other changes	(26)

VALUATION ALLOWANCE AT DECEMBER 31, 2015	(168)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. More than 95% of our counterparties are classified in the investment grade category as of December 31, 2015, December 31, 2014 and December 31, 2013. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

As of December 31, 2015, the Group considers that its available marketable securities, cash and cash equivalents and the available syndicated bank credit facility (refer to Note 24) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

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

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27

Note 27 Notes to the consolidated statement of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2015	2014 (1)	2013 (1)

Net income (loss) attributable to the equity owners of the parent	206	(107)	(1,371)

Non-controlling interests	29	35	10

Adjustments:

• Depreciation and amortization of tangible and intangible assets	615	545	600

Of which impact of capitalized development costs	172	164	163

• Impairment of assets	193	-	548

• Post-retirement benefit plan amendment	(404)	(112)	(135)

• Changes in pension and other post-retirement benefit obligations, net	119	(50)	(38)

• Provisions, other impairment losses and fair value changes	107	252	53

• Repurchase of bonds and change of estimates related to convertible debentures (2)	-	132	226

• Net (gain) loss on disposal of assets	(176)	(88)	(31)

• Share in net income (losses) of equity affiliates (net of dividends received)	(2)	(15)	(6)

• (Income) loss from discontinued operations	16	49	25

• Finance costs and interest on tax litigations	273	279	391

• Share-based payments	15	16	19

• Income tax	24	(327)	(106)

Sub-total of adjustments	780	681	1,546

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES	1,015	609	185

(1)	2013 and 2014 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4).

(2)	See Notes 7 and 24.

b/ Free cash flow

(In millions of euros)	2015	2014	2013

Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	1,015	609	185
Change in operating working capital (1)	160	(129)	(67)

Other current assets and liabilities (2)	275	(35)	34

Net cash provided (used) by operating activities before interest and taxes	1,450	445	152

Of which
– restructuring cash outlays	(424)	(463)	(511)
– contribution and benefits paid on pensions & other post-employment benefits	(122)	(192)	(189)

Interest received/(paid)	(198)	(225)	(296)

Taxes received/(paid)	(75)	(93)	(77)

Net cash provided (used) by operating activities	1,177	127	(221)

Capital expenditures	(580)	(556)	(463)

Disposal of Intellectual Property	29	9	27

Free cash flow - excluding discontinued operations (3)	626	(420)	(657)

Free cash flow from discontinued operations	11	10	9

FREE CASH FLOW	637	(410)	(648)

(1)	Including amounts received from discounted receivables (refer to Note 20).

(2)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”) disclosed in Note 20

(3)	Free cash flow before transaction-related costs was €660 million in 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2015	2014	2013

Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	(109)	(14)	-

Cash and cash equivalents of newly consolidated entities	-	-	-

TOTAL - NET IMPACT ON CASH FLOWS OF OBTAINING CONTROL (1)	(109)	(14)	-

Losing control of consolidated entities	-

Cash proceeds from disposal of formerly consolidated entities	-	113	-

Cash and cash equivalents of formerly consolidated entities	(1)	(29)	-

TOTAL - NET IMPACT ON CASH FLOWS OF LOSING CONTROL	(1)	84	-

(1)	For 2015, related to the acquisition of the equity in ALDA Marine owned by our joint venture partner, Louis Dreyfus Armateurs (LDA) for €76 million as well as the cable vessel Ile d’Aix and equipment for €26 million as part of a new partnership agreement entered into on March 18, 2015 (see note 3).

Note 28 Contractual obligations and off balance sheet commitments

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2015. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2016	2017-2018	2019-2020	2021 and after	Total

Financial debt (excluding finance leases)	559	1,103	2,037	1,484	5,183

Finance lease obligations	20	8	-	-	28

Equity component of convertible bonds	-	46	139	-	185

Unconditional purchase obligations (1)	27	94	173	53	347

Sub-total - included in statement of financial position	606	1,251	2,349	1,537	5,743

Finance costs on financial debt	241	396	276	2	915

Operating leases	151	200	138	135	624

Commitments to purchase fixed assets	33	-	-	-	33

Other unconditional purchase obligations (2)	737	566	290	110	1,703

Sub-total - commitments not included in statement of financial position	1,162	1,162	704	247	3,275

Total contractual obligations (3)	1,768	2,413	3,053	1,784	9,018

(1)	On April 1, 2015, we terminated certain existing license agreements and entered into two new license agreements with Qualcomm with terms ranging from 6 to 10 years, which were accounted for as intangible assets at their discounted value. Total commitments amounted to €347 million as of December 31, 2015.

(2)	Of which €425 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €438 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 23).

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €101 million at December 31, 2015 (€97 million at December 31, 2014 and €81 million at December 31, 2013), of which €21 million is reflected in the statement of financial position.

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2015	2014	2013

Lease payments—minimum	181	204	232

Lease payments—conditional	6	4	2

Sublease rental income	(35)	(30)	(26)

TOTAL RECOGNIZED IN THE INCOME STATEMENT	152	178	208

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

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2015	2014	2013

Guarantees given on contracts made by the Group	1,368	1,637	1,180

Discounted notes receivable with recourse (1)	-	-	-

Other contingent commitments (2)	688	737	671

Sub-total—contingent commitments	2,056	2,374	1,851

Secured borrowings (3)	-	2	8

TOTAL (4)	2,056	2,376	1,859

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 20.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 23 for a summary of our expected contributions to these plans.

Contingent commitments at December 31, 2015

(In millions of euros)	Maturity date				Total
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years

Guarantees on Group contracts	934	95	33	288	1,350

Guarantees on third-party contracts	13	4	-	1	18

Discounted notes receivable and other	-	-	-	-	-

Other contingent commitments(1)	68	215	208	197	688

TOTAL	1,015	314	241	486	2,056

COUNTER GUARANTEES RECEIVED	23	34	31	10	98

(1)	Reflected in statement of financial position: €68 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

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

Guarantees given on our long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2015” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will be liable for such guarantees, the estimated risk is reserved for in the consolidated statement of financial position under the caption “provisions” (see Note 25) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by the Group” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was nil as of December 31, 2015 (nil as of December 31, 2014 and as of December 31, 2013).

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

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2015

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total

Security interests granted	-	-	-	-	-

Other guarantees given	-	-	-	-	-

TOTAL	-	-	-	-	-

Net book value of assets given in guarantee:

• intangible assets	-	-	-	-	-	1,435	0.00%

• tangible assets	-	-	-	-	-	1,381	0.00%

• financial assets	-	-	-	-	-	361	0.00%

• inventories and work in progress	-	-	-	-	-	1,600	0.00%

TOTAL	-	-	-	-	-	4,777

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

Outsourcing transactions

No significant outsourcing agreement was signed in 2015.

Outsourcing transaction with Accenture

On February 28, 2014, in conjunction with the targeted cost savings of The Shift Plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our finance and accounting functions. This agreement supplements two similar agreements regarding human resources and information technology. The Accenture agreements are expected to generate cost savings over the contract period, and cover: data processing services (back office) in finance, accounting and human resources, as well as IT services, support and maintenance of IT applications in the countries in which Alcatel-Lucent operates.

Overall, Alcatel-Lucent committed to purchase approximately €757 million of Accenture goods and services until the end of 2020. As of December 31, 2015, the remaining purchase commitment was €438 million, which amount is included in the contractual payment obligations table above in the line “Unconditional purchase obligations”.

Outsourcing transaction with HCL Technologies

On July 1, 2014, in conjunction with the targeted cost savings of The Shift Plan, Alcatel-Lucent entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain legacy technologies. This contract is expected to generate cost savings over the contract period in R&D development and in the maintenance domain. As part of an initial three year transition and transformation phase, Alcatel-Lucent is committed to restructuring those activities, which is estimated to cost €40 million.

Overall, Alcatel-Lucent is committed to purchase approximately €276 million of HCL services until 2021, of which €186 million remained to be purchased as of December 31, 2015, and such remaining amount is included in the contractual payment obligations table above in the line “Unconditional purchase obligations”.

Outsourcing transaction with Hewlett Packard

On October 29, 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (HP), with an effective date of December 1, 2009, and at the same time entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent committed to restructure its IT/IS operations and in this connection Alcatel-Lucent recognised restructuring costs of €263 million between 2010 and 2015. All related restructuring projects were completed by the end of 2015.

As part of the transfer of resources, in 2010 Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a €10 million finance lease obligation as of December 31, 2015 (€3 million as of December 31, 2014 and €10 million as of December 31, 2013).

The overall arrangement with HP included Alcatel-Lucent commitment to purchase approximately €514 million of HP goods and services. The Group satisfied this commitment by the end of 2014.

Also as part of the overall arrangement, the following commitments with remaining balances were included in the HP agreement:

•	a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount revised to €1,422 million (previously €1,408 million) and with a remaining commitment of €411 million as of December 31, 2015; and

•	a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, with a remaining commitment of €14 million as of December 31, 2015.

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2015.

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

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (NCNR) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products. In 2015, Alcatel-Lucent recorded a charge of €3 million for excess inventory commitments with our EMS providers compared to a charge of €32 million in 2014 (and a charge of €26 million in 2013).

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

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent 8.50% Senior Notes due 2016

On November 15, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s 8.50% Senior Notes due 2016 (the principal amount of which was €190 million on December 31, 2015). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s senior guaranty of Alcatel-Lucent Revolving Credit Facility

On December 17, 2013, Alcatel-Lucent USA Inc., as well as other subsidiaries of Alcatel-Lucent, issued a full and unconditional guaranty of Alcatel-Lucent’s €504 million Revolving Credit Facility (which was undrawn on December 31, 2015). The guaranty is given on a senior unsecured basis and will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent USA Inc. and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty should the Revolving Credit Facility be drawn. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent USA Inc.

Alcatel-Lucent’s senior guaranties of certain Alcatel-Lucent USA Inc. Senior Notes

Alcatel-Lucent USA Inc. issued (i) in August 2013 8.875% Senior Notes due January 1, 2020 (the principal amount of which was €459 million on December 31, 2015), (ii) in November 2013 6.750% Senior Notes due November 15, 2020 (the principal amount of which was €643 million on December 31, 2015) and (iii) in December 2013, 4.625% Senior Notes due July 1, 2017 (the principal amount of which was €598 million on December 31, 2015). These Notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Alcatel-Lucent and other subsidiaries of Alcatel-Lucent. Alcatel-Lucent’s guaranty will rank pari passu in right of payment with all existing and future senior indebtedness of Alcatel-Lucent and senior in right of payment to all its existing and future indebtedness that is by its terms expressly subordinated to the guaranty. The guaranty will be effectively subordinated in right of payment to all debt secured by the assets of Alcatel-Lucent.

Specific commitments

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €2 million as of December 31, 2015 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2015 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$7 million of lease obligations as of December 31, 2015 (U.S.$7 million of lease obligations as of December 31, 2014 and U.S.$23 million of lease obligations as of December 31, 2013), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28

relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Letter of Indemnity in favor of Louis Dreyfus Armateurs.

During the first half of 2011, we provided a letter of Indemnity (LOI) in favor of Louis Dreyfus Armateurs (LDA), our co-venturer in Alda Marine at the time, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2015.

c/ Off balance sheet commitments—commitments received

(In millions of euros)	2015	2014	2013

Guarantees received or security interests received on lendings	-	-	46

Counter-guarantees received on guarantees given on contracts	1	1	1

Other commitments received (1)	97	90	94

TOTAL	98	91	141

(1)	Mainly future minimum sublease rental income (see note 28a).

Note 29 Related party transactions

Related parties are mainly:

•	shareholders of Alcatel-Lucent;

•	jointly-controlled entities (accounted for using equity method);

•	investments in associates (accounted for using equity method);
•	non-consolidated entities; and

•	key management personnel.

To the Group’s knowledge, Odey Asset Management LLP and The Capital Group Companies, Inc. were the only shareholder holding more than 5% of the parent company’s share capital as of December 31, 2015.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2015, 2014 and 2013 were as follows:

(In millions of euros) Revenues	2015	2014	2013

Non-consolidated affiliates	-	5	15

Joint operations	6	9	5

Joint ventures	-	-	-

Equity affiliates	19	2	9

Cost of sales

Non-consolidated affiliates	(7)	(32)	(48)

Joint operations	(4)	(7)	(5)

Joint ventures	-	-	-

Equity affiliates	(46)	(98)	(104)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 29

Outstanding balances arising from related party transactions at December 31, 2015, 2014 and 2013 were as follows:

(In millions of euros) Other assets	2015	2014	2013

Non-consolidated affiliates	4	6	7

Joint operations	5	2	-

Joint ventures	-	-	-

Equity affiliates (1)	9	11	21

Other liabilities

Non-consolidated affiliates	(4)	(5)	(10)

Joint operations	(18)	(6)	-

Joint ventures	-	-	-

Equity affiliates (1)	(1)	(22)	(17)

Cash (financial debt), net

Non-consolidated affiliates	-	-	-

Joint operations	3	-	(2)

Joint ventures	-	-	-

Equity affiliates	-	-	-

(1)	Loan to a co-venturer has been reimbursed in 2014 (refer to Notes 15 and 24).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2015, 2014 and 2013, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (Key management personnel) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros) Short-term benefits	2015	2014	2013 (1)

Fixed remuneration	4	4	5

Variable remuneration (2)	5	3	2

Directors’ fees	1	1	1

Employer’s social security contributions	7	2	2

Termination benefits and retirement indemnities (3)	14	-	3

Other benefits

Post-employment benefits	2	1	(1)	(4)

Share-based payments	1	5	8

TOTAL	34	16	20

(1)	The 2013 French exceptional additional income tax on personal income above €1 million has been reported as an operating expense in the 2013 income statement (above figures do not include the potential impact of such exceptional tax).

(2)	Including retention bonuses.

(3)	Including non compete bonus and change in control provisions.

(4)	The positive effect is mainly due to the French Auxad pension plan amendment (refer to Note 23e).

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30

Note 30 Employee benefit expenses and audit fees

a/ Employee benefit expenses

(In millions of euros)	2015	2014	2013

Wages and salaries (1)	4,388	4,148	4,630

Restructuring costs (2)	121	245	302

Post-retirement benefit plan amendments (3)	(396)	(112)	(133)

Financial component of pension and post-retirement benefit costs (4)	121	44	84

NET EMPLOYEE BENEFIT EXPENSES	4,234	4,325	4,883

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, transaction-related costs, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)	See Note 25d.

(3)	See Note 23e.

(4)	See Note 7.

b/ Audit fees

	Deloitte & Associés						Ernst & Young
	(Deloitte Touche Tohmastu network)						(Ernst & Young network)
(in thousands of euros)	2015		2014		2013		2015		2014		2013

1. Audit

Audit fees (statutory audit, audit of consolidated financial statements and certification)	8,544	74%	7,372	81%	7,270	63%	7,272	74%	6,795	78%	7,121	7,%

Issuer	2,827	24%	2,438	27%	2,365	20%	2,822	29%	2,398	28%	2,445	25%,

Consolidated entities	5,717	49%	4,934	54%	4,905	42%	4,450	45%	4,397	50%	4,676	48%,

Audit-related fees	2,402	21%	1,638	18%	3,874	33%	1,637	17%	1,723	20%	2,447	25%,

Issuer	2,383	21%	140	2%	578	5%	1,322	13%	1,289	15%	2,123	22%,

Consolidated entities	19	0%	1,498	16%	3,296	28%	315	3%	434	5%	324	3%,

SUB-TOTAL	10,946	95%	9,010	99%	11,144	96%	8,909	91%	8,518	98%	9,568	97%,

2. Other services (not audit-related)
Tax services	132	1%	123	1%	101	1%	36	0%	122	1%	64	1%,

Other services	487	4%	25	0%	325	3%	865	9%	98	1%	212	2%,

SUB-TOTAL	619	5%	148	1%	426	4%	901	9%	220	2%	276	3%,

TOTAL	11,565	100%	9,158	100%	11,570	100%	9,810	100%	8,738	100%	9,844	100%,

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

Costa Rican Actions

In early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT (CIT), a French subsidiary now called Alcatel-Lucent International, or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31

other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million.

On June 30, 2015, Alcatel-Lucent, Alcatel-Lucent International (that is, the former CIT) and Alcatel-Lucent Trade International AG signed a settlement agreement with ICE in full and final settlement of all litigation between the parties, and more specifically the following court proceedings:

•	civil claim filed by ICE against CIT, among others, in the context of the criminal proceedings brought against various Costa Rican individuals as a consequence of the 2004 bribery allegations;

•	claim filed by CIT against ICE in October 2008 regarding ICE’s termination of the contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM contract”); and

•	civil claim filed by ICE in May 2012 against Alcatel-Lucent, CIT and Alcatel-Lucent Trade International AG for damages on the basis of the corruption matter that was investigated by and settled with the Costa Rican and the United States authorities.

As part of the settlement agreement, Alcatel-Lucent International agreed to pay ICE a total settlement amount of U.S.$10 million, through a combination of a cash payment and of set-off against certain accounts receivable. ICE and Alcatel-Lucent filed joint requests with the various Costa Rican Courts seeking dismissal of the three cases.

The parties also requested the Court handling the claim relating to the 400KL GSM contract to release and transfer to Alcatel-Lucent International the U.S.$ 15 million performance bond posted by it that had been held in an escrow account by the Court. This amount was fully paid to Alcatel-Lucent International in August 2015. All three cases were dismissed by the respective competent Court. There is no longer any pending litigation with ICE concerning the 2004 bribery allegations in Costa Rica or anywhere else.

Investigation and action in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent and/or its subsidiaries in Costa Rica and French Polynesia.

With respect to Costa Rica, the French authorities are conducting an investigation with regard to alleged acts of corruption prior to 2004 (the same events that gave rise to criminal procedures in both Costa Rica and the United States and that were settled prior to 2012).

The matter with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (ASN), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (OPT). On September 23, 2009, four of those former employees were placed under formal investigation on suspicion of being accomplices to alleged favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was placed under formal investigation on suspicion of benefitting from favoritism. In March 2011, several current or former public officials of French Polynesia were placed under formal investigation on suspicion of either favoritism or being accomplices to favoritism. In a decision dated February 6, 2014, the investigating magistrate determined that ASN has to stand trial for allegedly benefitting from favoritism, which trial took place in early February of 2016. A decision is expected by the end of March 2016.

If ASN were convicted of a criminal violation, the French court could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated €8 million of revenues from French public procurement contracts in 2015. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Investigations in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (ALU Nigeria) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (ASB), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (CMEC). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. We still do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and we conducted an internal review into this matter.

b/ Other proceedings

Legal proceeding on the pension fund in the Netherlands

Upon termination of the administration agreement relating to the pension fund for the Alcatel-Lucent employees in the Netherlands on December 31, 2011, the pension fund administrator filed a claim against our Dutch subsidiary with the District Court in The Hague for up to €182 million in damages to

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31

compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. On September 9, 2014, the Court of Justice upheld the District Court’s decision to dismiss the lawsuit. On December 9, 2014 the pension fund filed a cassation request (to set aside the decision) with the Dutch High Council. A decision by the Council is expected in the second quarter of 2016. No reserve has been booked in this matter.

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

No significant new litigation has been commenced since December 31, 2015.

Note 32 Events after the statement of financial position date

On January 4, 2016, the French financial regulator, the Autorité des marchés financiers (the “AMF”), published the interim results of the public exchange offer initiated by Nokia for all outstanding ordinary shares, ADSs and OCEANE convertible bonds of Alcatel-Lucent, in exchange for Nokia shares or Nokia American depositary shares (the “Nokia Offer”) and declared that the Nokia Offer was successful.

On January 7, 2016, Nokia announced that its public exchange offer for Alcatel-Lucent securities in France and in the United States closed, that its new shares were entered into the Finnish Trade Register and that Nokia was included in the CAC 40 index.

On January 8, 2016, the newly constituted Board of Directors of Alcatel-Lucent decided to terminate Alcatel-Lucent’s program for ADSs following the closing of the initial Nokia Offer and to seek the delisting of Alcatel-Lucent’s ADSs from The New York Stock Exchange following the closing of the reopened Offer.

On January 11, 2016, Alcatel-Lucent announced that Alcatel-Lucent USA Inc. will exercise its option to redeem in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020, and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017. The Notes will be redeemed in full on February 10, 2016 at a “make-whole” redemption price. The “make-whole” amount is €110 million (U.S.$120 million). Nokia will provide a revolving credit liquidity support facility to Alcatel-Lucent concurrently with the redemption of the Notes.

On January 15, 2016, which was the maturity date, Alcatel-Lucent repaid the €190 million outstanding under its 8.50% Senior Notes.

On February 3, 2016, Nokia Corporation and Alcatel Lucent USA Inc. entered into a U.S.$2 billion Revolving Liquidity Support Facility divided in the following three tranches: Facility A, for

U.S.$686 million with a maturity date of June 30, 2017, Facility B for U.S.$546 million, with a maturity date of December 31, 2019; and Facility C for U.S.$768 million, with a maturity date November 15, 2020. Applicable interest rate is 2.40% per annum on drawn amounts. The commitment fee is 30% of 2.40% on undrawn amounts available for drawing.

On February 4, 2016, we sent a termination notice on our €504 million revolving credit facility we entered into December 17, 2013.

On February 4, 2016, Qualcomm notified us that they were exercising their right to terminate one of our two license agreements (that were signed on April 1, 2015) with immediate effect upon the closing of the Nokia Offer. Pursuant to the license agreement, Qualcomm had the right to terminate the license agreement upon a change of control. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of €278 million (U.S.$302.5 million) payable to Qualcomm within 30 days of termination. The full carrying amount of the patent rights recognized in “other intangible assets” will be impaired for €287 million in the first quarter ended March 31, 2016. We will now be covered by the license agreement in effect between Nokia and Qualcomm.

On February 10, 2016, the AMF published the results of the reopened Nokia Offer for Alcatel-Lucent securities in France and in the United States. 426,695,572 Alcatel-Lucent ordinary shares, 52,286,499 ADSs, 4,795,096 OCEANE 2018 convertible bonds, 19,971,720 OCEANE 2019 convertible bonds, and 56,644,832 OCEANE 2020 convertible bonds were tendered into the reopened Nokia Offer in France and/or in the U.S. The settlement of the reopened Nokia Offer occurred on February 12, 2016. The ownership of Nokia in Alcatel-Lucent corresponding to the numbers initially announced as resulting in Nokia holding 91.25% of the Alcatel-Lucent share capital and at least 91.17% of the voting rights, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 32

OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds, and on a fully diluted basis 88.07% of the share capital, was corrected afterwards. As a result, immediately following the settlement of the reopened Nokia Offer, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent, corresponding to 87.33% of Alcatel-Lucent’s shares on a fully diluted basis.

On March 21, 2016, the 421,910 OCEANE 2018 remaining outstanding were redeemed in full.

On March 22, 2016, with respect to French Polynesia concerns, the Tribunal of Papeete acquitted all defendants for lack of evidence as to the existence of any unlawful act. The prosecutor has filed an appeal of the decision.

Further to the reopened Nokia Offer, 207,585,358 OCEANE 2018, 46,274,021 OCEANE 2019 and 22,899,206 OCEANE 2020 were converted or repaid. As of March 31, 2016, the remaining outstanding OCEANE 2019 amount to €367 million and the remaining outstanding OCEANE 2020 amount to €109 million.

On April 13, 2016, Nokia Corporation and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term. Applicable interest rate is EURIBOR plus a 0.95% margin per annum on drawn amounts. A utilization fee of 0.10%, 0.20% or 0.40% per annum depending on the level of use of the facility, is also applicable. There is a commitment fee of 35% of 2.40% on available undrawn amounts.

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