Form 20-F/A
period 2015-12-31
ALCATEL LUCENT
filed 2016-05-02
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

    Yes  ☐    No  ☒

Explanatory Note

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2015 (“2015 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on April 28, 2016, to amend Section 11.6 “Exhibits” to add and to file Exhibits 4.3 and 4.4, which were omitted from our 2015 Annual Report on Form 20-F. As indicated in Section 11.6, certain portions of Exhibits 4.3 and 4.4 have been omitted and filed separately with the SEC pursuant to a Confidential Treatment Application filed with the SEC. Additionally, Amendment No. 1 amends Section 4.5 “Material contracts” to add references to Exhibits 4.3 and 4.4 and amends Section 11.1 “Controls and procedures” to correct a misplaced heading.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2015 Annual Report on Form 20-F or reflect any events that occurred after the April 28, 2016 filing date of our 2015 Annual Report on Form 20-F in any way.

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

The description of the MSA and the FA set forth in this subheading is qualified in its entirety by reference to the MSA and the FA, copies of which are filed as Exhibit 4.3 and Exhibit 4.4, respectively, to this annual Report on Form 20-F, and are incorporated herein by reference.

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

Controls and procedures

Planned Remediation of Material Weaknesses

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

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Exhibits

11.6	Exhibits

1.1	Statuts (articles of association and bylaws) of Alcatel Lucent (English translation), dated March 18, 2016.

2.1	Form of Second Amended and Restated Deposit Agreement, among Alcatel-Lucent, JPMorgan Chase Bank N.A., as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a) to Alcatel-Lucent’s Registration Statement on Form F-6 filed January 4, 2013). (File No. 333-185880).

4.1	Revolving Facilities Agreement dated February 3, 2016 by and between Nokia Corporation and Alcatel-Lucent USA

4.2	Revolving Credit Facility Agreement dated April 13, 2016 by and between Nokia Corporation and Alcatel-Lucent Participations

4.3	Master Services Agreement dated January 8, 2016 by and between Nokia Corporation and Alcatel Lucent †

4.4	Framework Agreement dated January 8, 2016 by and between Nokia Corporation and Alcatel Lucent †

8.	List of subsidiaries (see Note 33 to our consolidated financial statements included elsewhere herein).

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

Alcatel-Lucent and its consolidated subsidiaries are party to several long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of Item 19 to Form 20-F, Alcatel-Lucent agrees to furnish a copy of such instruments to the SEC upon request.

†	Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the SEC pursuant to a Confidential Treatment Application filed with the SEC.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

11.7	Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.3
C. Organizational structure	Section 4.3 Structure of the main consolidated companies as of December 31, 2015
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the Company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.3
B. Liquidity and capital resources	Section 6.4 Liquidity and capital resources
C. Research and development, patents and licenses, etc.	Section 6.8 Research and development - expenditures, headings “Research and Development costs” of Section 6.2 and Section 6.3
D. Trend information	Section 6.1 Overview of 2015
E. Off-Balance sheet arrangements	Section 6.5 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	Heading “Contractual obligations” of Section 6.5 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Chairman’s corporate governance report
B. Compensation	Section 7.1 Chairman’s corporate governance report, Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
C. Board practices	Section 7.1 Chairman’s corporate governance report, Section 7.3 Alcatel Lucent Code of Conduct and Section 11.4 Code of ethics
1. Date of expiration of the current term of office and the period during which the person has served it that office	Subsection 7.1.1 Management bodies of the Company
2. Directors’ service contracts with the Company or any of its subsidiaries	Section 7.2 Regulated agreements and Chapter 8 Compensation and long-term incentives
3. Company’s audit committee and remuneration committee	Subsection 7.1.3 Powers and activity of the Board of Directors
D. Employees	Section 9.3 Human resources

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
E. Share ownership (with respect to the persons listed in Item 6.B.2)
1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the Company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options)	Subsection 7.1.1 Management bodies of the Company, Chapter 8 Compensation and long-term incentives and heading “Employees’ and management’s shareholding” of Subsection 10.3.4
2. Any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company	Chapter 8 Compensation and long-term incentives
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Subsection 10.3.3 Share ownership threshold, Subsection 10.4.3 Shareholder structure and Subsection 10.3.4 Shareholding and change in its structure
B. Related party transactions	Section 7.2 Regulated agreements
C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Alcatel-Lucent consolidated financial statements at December 31, 2015, Section 6.7 Legal Matters and Subsection 10.4.4 Dividends and performance
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Subsection 10.4.1 Listing and Subsection 10.4.2 Changes in price per share
B. Plan of distribution	N/A
C. Markets	Subsection 10.4.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 10 Listing and shareholdings and Chapter 8 Compensation and long-term incentives
B. Memorandum and articles of association	Section 7.1.2 Principles of organization of our Company’s management, Section 7.1.3 Powers and activity of the Board of Directors, Subsection 10.1.1 Legal information, Subsection 10.1.2 Specific provisions of the bylaws and of law, heading “Ownership of shares by non-French persons” of Subsection 10.2.6 American Depositary Shares (ADS) and Section 10.5 Shareholders’ Meetings
C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Heading “Exchange controls” of Subsection 10.2.6 American Depositary Shares (ADS)
E. Taxation	Heading “Taxation” of Subsection 10.2.6 American Depositary Shares
F. Dividends and paying agents	N/A

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

Cross-reference table between Form 20-F and this document

FORM 20-F	2015 ANNUAL REPORT ON 20-F
G. Statement by experts	N/A
H. Documents on display	Section 11.2 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.6 Qualitative and quantitative disclosures about market risk
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection 10.2.6 American Depositary Shares (ADS)
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	Subsection 8.1.8 “Mechanisms put in place with respect to long-term compensation instruments in the context of the Nokia Offer”
Item 15: Controls and Procedures	Chapter 11 Controls and procedures, Statutory auditors’ fees and other matters
(a) Disclosure controls and procedures	Heading Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Subsection 11.1.1 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Heading Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
Item 16: Reserved	(Reserved)
Item 16A: Audit Committee Financial Expert	Section 11.3 Audit Committee financial expert
Item 16B: Code of Ethics	Section 11.4 Code of ethics
Item 16C: Principal Accountant Fees and Services	Subsection 11.1.2 Statutory Auditors and Subsection 11.1.3 Statutory Auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Subsection 10.2.2 Purchase of Alcatel Lucent shares by the Company
Item 16F: Change in Registrant’s Certifying Accountant	Subsection 11.1.2 Statutory Auditors
Item 16G: Corporate Governance	N/A
Item 16H: Mine Safety Disclosure	N/A
Item 17: Financial Statements	See Section 11.5 Financial statements
Item 18: Financial Statements	See Section 11.5 Financial statements
Item 19: Exhibits	Section 11.6 Exhibits

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Olivier DURAND

Name:	Olivier DURAND

Title:	Chief Financial Officer

May 2, 2016

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